Form 20-F
period 2002-03-31
RICOH CO LTD
filed 2002-06-28
CIK 317891

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                   Form 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                    For the fiscal year ended March 31, 2002
                         Commission file number 2-68279


                             KABUSHIKI KAISHA RICOH
         --------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                               RICOH COMPANY, LTD.
         --------------------------------------------------------------
                 (Translation of registrant's name into English)


                                      Japan
         --------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


         15-5, 1-Chome, Minami-Aoyama, Minato-ku, Tokyo 107-8544, Japan
         --------------------------------------------------------------
                    (Address of principal executive offices)


              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.

          Title of each class                    Name of each exchange
                                                  on which registered

                 None                                     None
         ---------------------                   ---------------------

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.

                                      None
                               ------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

                                  Common Stock*
                               ------------------
                                (Title of Class)

* American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

================================================================================

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Common stock outstanding as of March 31, 2002 : 727,086,738

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                Yes  x                  No     .
                    ---                    ---

     Indicate by check mark which financial statement item the registrant has elected to follow.

                Item 17                 Item 18  x .
                        ---                     ---

     The exchange rates for the Japanese yen and U.S. dollars based on the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, was 121.28 yen = U.S.$1.00 on June 24, 2002.

     As used herein, the "Company" refers to Ricoh Company, Ltd., the registrant, and "Ricoh" refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

     Ricoh's fiscal year end is March 31. In this document "fiscal 2002" refers to Ricoh's fiscal year ended March 31, 2002, and other fiscal years of Ricoh are referred to in a corresponding manner.


Cautionary Statement with Respect to Forward-Looking Statements

     Statements made in this annual report with respect to Ricoh's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Ricoh. Forward-looking statements include but are not limited to those using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Ricoh cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Ricoh to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Ricoh disclaims any such obligation. Risks and uncertainties that might affect Ricoh include, but are not limited to
(i) general economic conditions in Ricoh's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Ricoh makes significant sales or in which Ricoh's assets and liabilities are denominated; (iii) Ricoh's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology, and subjective and changing consumer preferences, (iv) Ricoh's ability to implement successfully the strategy for its Office Equipment business; (v) Ricoh's ability to compete and develop and implement successful sales and distribution strategies in light of internet and other technological developments in and affecting its businesses; (vi) Ricoh's continued ability to devote sufficient resources to research and development and capital expenditures; (vii) the success of Ricoh's joint ventures and alliances; and (viii) the outcome of contingencies.

     Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in "Risk Factors" included in "Item
3. Key Information", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.


Item 2. Offer Statistics and Expected Timetable

     Not applicable.


Item 3. Key information

(a)  Selected financial data

-----------------------------------------------------------------------------------------------------
                                     Millions of yen except per share amounts and number of shares
                                  -------------------------------------------------------------------
                                                          Year ended March 31
                                  -------------------------------------------------------------------
                                     1998          1999          2000          2001          2002
                                  -------------------------------------------------------------------

Net sales:
  Japan                               831,339       820,975       873,170       930,433       902,655
  Overseas                            572,009       605,024       573,987       607,829       769,685
                                  -------------------------------------------------------------------
  Total                             1,403,348     1,425,999     1,447,157     1,538,262     1,672,340
                                  -------------------------------------------------------------------
Operating income                       89,707        73,547        88,921       105,105       129,695
Net income                             30,131        30,655        41,928        53,228        61,614

Per American Depositary Share:
  Net income (Basic)                   224.85        221.65        303.05        384.25        441.35
  Net income (Diluted)                 206.75        204.70        280.30        355.10        412.30

Total Assets                        1,660,496     1,628,017     1,543,320     1,704,791     1,832,928
Shareholder's equity                  475,005       487,459       541,506       556,728       633,020
Common Stock                          102,820       102,849       103,112       103,434       120,461
Average Number of shares
 outstanding                      669,959,029   691,591,721   691,744,901   692,616,894   698,025,167

Cash dividends declared
Per American Depositary Share:
  Interim                               27.50         27.50         27.50         30.00         30.00
                                       ($0.21)       ($0.23)       ($0.29)       ($0.27)       ($0.24)

  Year-end                              27.50         27.50         27.50         30.00         35.00
                                       ($0.20)       ($0.23)       ($0.26)       ($0.28)            -

At year-end:
  Cash and cash equivalents           141,334       130,655       111,838        64,457       142,508
  Capital investments                  94,117        70,469        58,356        73,329        75,676
  Long-term indebtedness              295,536       344,580       307,962       217,743       332,995

-----------------------------------------------------------------------------------------------------

     In the preceding table, cash dividends declared in U.S. dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York. Accordingly, as of June 27, 2002, cash dividend declared in U.S. dollars per share at March 31, 2002 is not available as it is to be paid on June 28, 2002.

     The following table sets forth the exchange rates for the Japanese yen and U.S. dollars based on the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York during the last five fiscal years and previous six months:


---------------------------------------------------------------------------------
                                            Year ended March 31
                             1998       1999        2000        2001        2002
                            ------     ------      ------      ------      ------
Year-end                    133.29     118.43      102.73      125.54      132.70
Average                     123.57     128.19      109.96      111.65      125.64
High                        111.42     108.83      101.53      104.19      115.89
Low                         133.29     147.14      124.45      125.54      134.77
---------------------------------------------------------------------------------


-----------------------------------------------------------------------------------
                                              2002
             December      January      February      March       April       May
             --------      -------      --------     ------      ------      ------
High          123.90        130.93       132.26      127.07      128.13      123.08
Low           131.47        134.64       134.77      133.46      133.40      128.66
-----------------------------------------------------------------------------------

Notes to Selected Financial Data:

     1. Each American Depositary Share represents five shares of Common Stock. All per share amounts previously presented have been restated to conform to the provisions SFAS128 "Earnings Per Share." (See Note 14 to the Consolidated Financial Statements)

     2.   Long-term indebtedness includes convertible bonds and debentures. (See
          Note 10 to the Consolidated Financial Statements)


(b)  Capitalization and indebtedness

     Not applicable.


(c)  Reasons for the offer and use of proceeds

     Not applicable.


(d)  Risk factors

     This section contains forward-looking statements that are subject to the "Cautionary Statement with Respect to Forward-Looking Statements" appearing elsewhere in this annual report. Risks to Ricoh are also discussed elsewhere in this annual report, including without limitation in "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and in the other sections of the annual report referred to in the "Cautionary Statement with Respect to Forward-Looking Statements."

RICOH'S SUCCESS WILL DEPEND ON ITS ABILITY TO RESPOND TO RAPID TECHNOLOGICAL CHANGES IN THE INDUSTRY.

     The document imaging and management industry, including the copier industry, is characterized by rapid technological changes. Ricoh's success will depend on its ability to respond to such technological changes in the industry, which often result in the need for frequent and timely product enhancements and short product life cycles. The process of developing new products or technologies is inherently complex and uncertain and there are a number of risks for Ricoh, including the following:

     - There is no assurance that products or technologies which will gain market acceptance can be anticipated successfully;

     - There is no assurance that long-term investments and commitment of significant resources will result in successful new products or technologies;

     - There is no assurance to that the necessary raw materials and parts can be procured from suppliers at competitive prices in connection with the new products or technologies;

     - There is no assurance that any newly developed product or technology can be successfully marketed; and

     - New competition may arise in connection with the production and distribution of new products.

     There is no assurance that Ricoh will be able to respond adequately to changes in the industry, and Ricoh's failure to respond adequately, including to any of the risks described above may reduce Ricoh's future growth and profitability and may adversely affect Ricoh's financial results and condition.


     Digital Technology

     Among the various technologies, Ricoh believes the successful development of digital technology is one of the most essential factors in attaining a competitive advantage in the document imaging and management industry. While Ricoh considers itself a leader in digital technology, Ricoh believes that the importance of digital technology used in office equipment, including copiers, printers, facsimiles and scanners, will continue to grow. Among numerous Ricoh products taking advantage of digital technology, most of Ricoh's plain paper copiers sold in Japan and the majority of plain paper copiers sold overseas are already digital. Ricoh, however, believes that the digital technology used in connection with digital copiers and other digital products will continue to develop and that competition with respect to digital products will intensify. There is no assurance that Ricoh will be in the forefront of digital copier technology, and the failure of Ricoh to adequately develop its digital technology may adversely affect Ricoh's financial results and condition.


     Multi-Functional Equipment

     Ricoh believes that the document imaging and management industry is moving towards a multi-functional office environment where various office equipment (including copiers, facsimiles, computers, printers and scanners) become increasingly interdependent through use of digital technology and in response to initiatives for a "paperless office". As a result, certain existing office equipment may either consolidate into multi-functional equipment or may link together electronically, to perform various office functions. Some of Ricoh's products may become obsolete while other products may require substantial product enhancements requiring technologies currently unavailable within Ricoh. There is no assurance that Ricoh will be able to successfully adjust to such changes.

RICOH MUST SUCCESSFULLY OPERATE IN HIGHLY COMPETITIVE MARKETS.

     The document imaging and management industry, including the copier industry, is intensely competitive. Ricoh expects to face increased competition in the various markets in which it operates. Ricoh's competitors include larger manufacturers and distributors of office equipment as well as office superstores and consumer electronics chains. In addition, as digital and other new technology develops and as new office equipment products gain increased market acceptance, Ricoh may find itself competing with new industries, including computer software and hardware manufacturers and distributors. Accordingly, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. While Ricoh believes it is a leading global manufacturer and distributor in the document imaging and management industry, there is no assurance that it will compete effectively in the future. Pricing pressures or loss of potential customers resulting from Ricoh's failure to compete effectively may adversely affect Ricoh's financial results and condition.


RICOH IS SUBJECT TO THE RISKS OF INTERNATIONAL OPERATIONS AND THE RISKS OF OVERSEAS EXPANSION.

     A substantial portion of Ricoh's manufacturing and marketing activity is conducted outside Japan, including in the United States, Europe, and in developing and emerging markets such as the People's Republic of China. There are a number of risks inherent in doing business in such overseas markets, including the following:

     unexpected legal or regulatory changes;

     unfavorable political or economical factors;

     difficulties in recruiting and retaining personnel, and managing international operations;

     fluctuations in currency exchange rates; and

     potentially adverse tax consequences.

     Ricoh's inability to manage successfully the risks inherent in its international activities could adversely affect its business, financial condition and operating results. While Ricoh plans to continue to expand the proportion of its sales made outside of Japan, there can be no assurance that Ricoh's overseas expansion will be successful or have a positive effect on Ricoh's financial results and condition.


ECONOMIC TRENDS IN RICOH'S MAJOR MARKETS MAY ADVERSELY AFFECT RICOH'S SALES.

     Demand for Ricoh's products are affected by cyclical changes in the economy of Ricoh's major markets, including Japan, the United States and Europe. Economic downturns and declines in consumption in Ricoh's major markets may adversely affect the level of sales and Ricoh's financial results and condition.


FOREIGN EXCHANGE FLUCTUATIONS CAN AFFECT RICOH'S RESULTS BECAUSE OF TRANSLATION OF RESULTS INTO YEN AND BECAUSE SALES AND EXPENSES IN DIFFERENT CURRENCIES CAN AFFECT RESULTS.

     Local currency denominated financial results in each of the Company's subsidiaries around the world are translated into yen by applying the average market rate during each financial period and recorded on Ricoh's consolidated profit and loss statement. Local currency-denominated assets and liabilities/stockholder's equity are translated into yen by applying the market rate at the end of each financial period and recorded on Ricoh's consolidated balance sheets. Accordingly, the results, assets, and liabilities/stockholders' equity are subject to foreign exchange fluctuations. In recent periods, operating results reported in yen in accordance with U.S. GAAP have generally been less favorable than those results in local currency.

     In addition, operating profits and losses are highly sensitive to the appreciation in the value of the yen because Ricoh's research and development/production activities and headquarter functions are concentrated in Japan so that the ratio of yen-denominated costs is quite high. Although Ricoh engages in hedging transactions for actual requirements to minimize the negative effects from short-term fluctuations of foreign exchange rates among major currencies such as the U.S. dollar, euro and yen, mid-to-long-term volatile changes of the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics, and sales activities and may adversely affect Ricoh's financial results and condition.


RICOH IS SUBJECT TO GOVERNMENT REGULATION THAT CAN LIMIT ITS ACTIVITIES OR INCREASE COSTS OF OPERATIONS.

     Various regulations by governments in countries in which Ricoh does business, such as required business/investment approvals, export regulations and tariffs, as well as commercial, antitrust, patent, consumer and business taxation, exchange control, and environmental/recycling laws and regulations, apply to Ricoh. If Ricoh is unable to comply with these regulations, they can serve to limit Ricoh's activities. In addition, even if Ricoh is able to comply, these regulations can result in increased costs. In either event Ricoh's financial results and financial condition may be adversely affected.


RICOH MAY BE ADVERSELY AFFECTED BY ITS EMPLOYEE BENEFIT OBLIGATIONS.

     Regarding benefit obligations and plan assets, Ricoh funds and accrues the cost of benefits to the sufficient level based on conservative accounting policies. However, if returns from investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals may be required, and such funding and accruals may adversely affect Ricoh's financial results and condition.

Item 4. Information on the Company

(a)  History and development of the Company

     The Company was originally incorporated as a kabushiki kaisha on February 6, 1936 under Japanese law under the name Riken Kankoshi Kabushiki Kaisha as a manufacturer and distributor of sensitized paper for use in copiers. Since its incorporation, Ricoh has expanded into related businesses in the office equipment field. It now manufactures and markets copiers and related supplies, communications and information systems, and other equipment, including optical equipment, educational equipment, semiconductor and metering instruments.


Historical highlights



February 1936       Riken Kankoshi Co., Ltd. is formed to make and market sensitized paper.

March 1938          The Company's name is changed to Riken Optical Co., Ltd., starts making and selling optical devices and equipment.

May 1949            The Company lists on the Tokyo and Osaka Stock Exchanges.

April 1954          The Company establishes optical device and equipment plant in Ohmori, Ohta-ku,
                    Tokyo (now Ohmori plant).

May 1955            The Company begins manufacturing and selling desktop copiers.

April 1960          The Company starts operations at paper plant in Numazu, Shizuoka, which integrates everything from raw to sensitized  paper  production (now Numazu plant).

March 1961          The Company establishes sensitized paper plant in Ikeda, Osaka.

October 1961        The Company lists on first sections of the Tokyo and Osaka Stock Exchanges.

February 1963       The Company establishes Ricoh of America, Inc. (a subsidiary, now Ricoh Corporation).

April 1963          The Company changes corporate name to Ricoh Company, Ltd.

July 1967           The Company establishes Tohoku Ricoh Co., Ltd. (a subsidiary) in Shibata-gun, Miyagi.

March 1971          The Company completes manufacturing facility in Atsugi, Kanagawa Prefecture (now Atsugi plant), to which it transfers some office equipment production from the Ohmori plant.

November 1971       The Company sets up Ricoh Nederland B.V. (a subsidiary, now Ricoh Europe B.V.).

January 1973        The Company establishes Ricoh Electronics, Inc. (a subsidiary) in the United States.

September 1973      The Company lists on the Amsterdam Stock Exchange.

December 1976       The Company forms Ricoh Leasing Co., Ltd. (a subsidiary).

March 1977          The Company relocates headquarters to Minato-ku, Tokyo.

July 1978           The Company lists on the Frankfurt Stock Exchange.

December 1978       The Company establishes Ricoh Business  Machines, Ltd. (a subsidiary, now Ricoh Hong Kong Ltd.).

March 1981          The Company constructs Electronic Technologies Development Center (now Ikeda plant) to develop and make electronic devices.

October 1981        The Company lists on the Paris Stock Exchange.

May 1982            The Company establishes a copier consumables facility in Fukui prefecture (now Fukui plant), which takes over some sensitized paper production from the Osaka plant.

October 1983        The Company inaugurates information technology equipment facility in Hatano, Kanagawa (now Hatano plant).

December 1983       The Company creates Ricoh UK Products Ltd. (a subsidiary)

October 1985        The Company builds copier plant in Gotenba, Shizuoka (now Gotemba plant), which takes over some of the
                    Atsugi plant's production.

April 1986          The Company opens R&D facility in Yokohama, Kanagawa (now Ricoh Research and Development Center),
                    to which it transfers some operations from the Ohmori plant.

April 1987          The Company establishes Ricoh Industrie France S.A. (a subsidiary)

April 1989          The Company sets up electronic devices facility in Yashiro-cho, Kato-gun, Hyogo (now Yashiro plant).

January 1991        The Company establishes Ricoh Asia Industry (Shenzhen) Ltd.(a subsidiary) in China.

March 1995          Ricoh Corporation (a subsidiary) acquires Savin Corporation, an American office equipment sales company.

September 1995      The Company acquires Gestetner Holdings PLC (now NRG Group PLC), a British office equipment sales company.

January 1996        Ricoh Leasing Co., Ltd. (a subsidiary) lists on Second Section of Tokyo Stock Exchange (now First Section).

December 1996       The Company establishes Ricoh Asia Pacific Pte. Ltd. (a subsidiary) in Singapore.

March 1997          The Company creates Ricoh Silicon Valley, Inc. (now Ricoh Innovations, Inc.) in the United States.

August 1999         Ricoh Hong Kong Ltd. buys Inchcape NRG Ltd., a Hong Kong-based office equipment sales company.

March 2000          Tohoku Ricoh Co., Ltd. lists on Second Section of Tokyo Stock Exchange.

January 2001        Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

     Our registered office and head office are as follows:

                                            Address                        Telephone number
                        ---------------------------------------------      ----------------

Registered office       3-6 Naka Magome 1-chome, Ohta-ku, Tokyo             +81-3-3777-8111
                        143-8555, Japan

Head office             15-5, Minami Aoyama 1-chome, Minato-ku, Tokyo       +81-3-3479-3111
                        107-8544, Japan

     See "Item 3. Key information" for information on capital expenditures in the past three years.

(b)  Business overview

     Ricoh considers itself as engaging in two segments, the Office Equipment and the Other Businesses. For revenue reporting purposes, Office Equipment is further divided into two product areas: Copiers and Related Supplies, and Communications and Information Systems.


SALES BY PRODUCT LINE

                                                        2000                         2001                         2002
                                             --------------------------   --------------------------   --------------------------
                                                               % of net                     % of net                     % of net
                                             Millions of yen    sales     Millions of yen    sales     Millions of yen    sales
                                             ---------------   --------   ---------------   --------   ---------------   --------
OFFICE EQUIPMENT
  Copiers and Related Supplies                    870,291        60.1%         915,333        59.5%       1,038,495        62.1%
  Communications and Information Systems          382,779        26.5          423,041        27.5          446,894        26.7
OTHER BUSINESS                                    194,087        13.4          199,888        13.0          186,951        11.2
                                             ---------------   --------   ---------------   --------   ---------------   --------
       Total                                    1,447,157       100.0%       1,538,262       100.0%       1,672,340       100.0%
                                             ---------------   --------   ---------------   --------   ---------------   --------


OFFICE EQUIPMENT SEGMENT-

     Copiers and Related Supplies

     This product area, which accounted for 62.1% of Ricoh's net sales in fiscal 2002, consists of copiers, related paper and chemicals, office printing machines and electronic whiteboards.

     The Company is one of the largest manufacturers and distributors of copiers and related supplies in Japan, both in terms of the number of machines in use and revenues.

     Ricoh manufactures different types of copying machines: plain paper copiers ("PPCs") and diazo copiers. PPCs now account for substantially all copier sales. PPCs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by the application of a toner, which may be either in liquid or in dry powder form. Ricoh produces a wide range of copiers with a variety of speeds and capabilities such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment of copy sizes. Ricoh is a global leader in copiers and pioneered the market for digital machines. Today's offices are increasingly computer-networked to maximize efficiency. Demand for digital copiers is thus increasing rapidly, both for black-and-white and color equipment. Ricoh offers a full line of PC-connective, multifunctional models that draw on our years of expertise in digital and color technologies to respond the focus of customer demand, which continued to shift toward speed, networking, saving of the total costs of ownership and office productivity enhancement. Overseas, Ricoh has rapidly forged a solid position by releasing many new models under the Aficio brand.

     Ricoh also supplies a comprehensive line of wide-format copiers and duplicators. These machines have also sold well for their digital and networking capabilities.


     Communications and Information Systems

     This product area accounted for 26.7% of Ricoh's net sales in fiscal 2002.

     Ricoh's activities in this area encompass printers, scanners, CD-Recordable/CD-ReWritable (CD-R/RW), Dynamic Versatile Disc (DVD) drives and media, personal computers, software and services, and fax machines.

     Ricoh is strengthening its capabilities in networked color laser printers and in mid- and high-volume or high-speed laser printers. In fiscal 2002, Ricoh had the highest market share in Japan in these printer categories. In Japan, Ricoh greatly broadened the lineup while reinforcing the sales structure and expanding marketing. As a result of these efforts, Ricoh achieved significant growth.

     Ricoh focuses heavily on CD-related technologies for storing multimedia data. Ricoh helped formulate the global standards for CD-R and CD-RW media and are a major player worldwide in both areas. In the year under review, Ricoh enjoyed success with the MP5125A drive, which can handle CD-ROM, CD-R, CD-RW, DVD-ROM and DVD Media.

     In Japan, Ricoh enjoyed steady growth in packaging of document solutions software and imaging equipment that allow customers to seamlessly manage electronic and paper-based information. In terms of personal computers, Ricoh decreased its marketing of PCs and servers, due to constrained corporate spending on information technology in Japan.

     The communication systems business also includes fax machines. In 1973, Ricoh marketed the world's first high-speed facsimile equipment, with a transmission speed of one minute. Since then, Ricoh has been manufacturing various high-speed facsimile machines, including compact, low-priced models that feature multiple functions and higher memory capacities.
     The market for facsimile machines continues to mature, with demand shifting to small and home offices seeking low-cost models. Corporate users tend to prefer multifunctional, networkable fax machines and printers.

     As in other areas of its operations, Ricoh has drawn on its Image Communication strategy to create communications and information systems solutions combining computer-connective equipment and software.


OTHER BUSINESSES SEGMENT-

     This business category, which accounted for 11.2% of Ricoh's net sales in fiscal 2002, includes photographic, educational, and measurement equipment. Ricoh also offers finance and logistics services.

     Ricoh pioneered the commercialization of digital cameras, which have tremendous potential as "image capturing devices," reflecting their growing importance as input tools.

     Ricoh offers a wide range of electronic devices for image processing applications. Ricoh also makes application specific integrated circuits (ASICs) and application specific standard products (ASSPs), and develops electric design automation (EDA), image capturing device (ICD) and its application.

     Ricoh's sales expanded worldwide in fiscal 2002. Sales in Japan accounted for 54.0% of all sales, and the Americas represented 20.4%, Europe 18.6%, and all other areas 7.0%.


SALES BY GEOGRAPHIC AREA

                                         2000                        2001                         2002
                             --------------------------   --------------------------   --------------------------
                                               % of net                     % of net                     % of net
                             Millions of yen    sales     Millions of yen    sales     Millions of yen    sales
                             ---------------   --------   ---------------   --------   ---------------   --------
JAPAN                            873,170         60.3%         930,433        60.5%         902,655        54.0%
THE AMERICAS                     231,181         16.0          252,698        16.4          341,747        20.4
EUROPE                           258,515         17.9          247,449        16.1          311,312        18.6
OTHER                             84,291          5.8          107,682         7.0          116,626         7.0
                             ---------------   --------   ---------------   --------   ---------------   --------
    Total                      1,447,157        100.0%       1,538,262       100.0%       1,672,340       100.0%
                             ---------------   --------   ---------------   --------   ---------------   --------

JAPAN-

     In marketing office equipment, frequent visits by salesmen are important well as advertising. In addition, machine downtime is a high priority concern of potential purchasers of such equipment. The management believes that Ricoh has the largest distribution and service network for copiers in Japan. The network was originally established in the 1950s, when Ricoh introduced diazo copiers in Japan. With the subsequent introduction of electrostatic copiers in the 1960s and PPCs in the 1970s, the distribution and service network was strengthened and enlarged into a nationwide system.

     Ricoh's distribution to end users in Japan is conducted through three channels: (i) direct sales by Ricoh through approximately 50 subsidiaries and affiliates; (ii) sales through independent office machine dealers; and (iii) sales through independent stationery wholesalers, which in turn sell Ricoh's copiers to stationery retailers. Ricoh estimates that over one-half of its unit sales of copiers in Japan is through the first channel with the balance divided between the second and the third channels. Ricoh responded swiftly to the customer demand in Japan by establish fine regional headquarters, in the Tohoku, Chubu, Kansai, Chugoku and Kyushu areas. The sales channels are coordinated by those regional headquarters and the Company's 3 regional branches.

     Approximately 60% of the retail sales of Ricoh's equipment are financed by leases provided either by Ricoh Leasing Company, Ltd. (a subsidiary) or through independent leasing companies. A high proportion of sales of Ricoh's products by retail dealers is made on a trade-in basis with Ricoh reimbursing the dealer for a part of the price paid for the replaced equipment.

     Almost all of Ricoh's dealers and retailers sell Ricoh's products exclusively. The full line of copying products which Ricoh offers provide incentives for them to maintain an exclusive relationship with Ricoh. With a view to maintaining a spirit of loyalty and cooperation, Ricoh frequently communicates with its dealers and retailers and provides continuous education programs to salesmen and servicemen to keep them abreast of changing technology and new products. Over the past ten years there have been almost no terminations by dealers and retailers of their exclusive relationships with Ricoh.

     The service network includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Ricoh's total number of salesmen and servicemen in Japan is approximately 20,000.

     Ricoh began building nationwide capabilities for the Customer Support System to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers in the field and provide immediate service.


OVERSEAS-

     For the year ended March 31, 2002, Ricoh's international sales, which includes products exported from Japan and products manufactured abroad, totaled 769,685 million yen, which equals 46.0% of net sales. Plain paper copiers and related supplies accounted for more than three fourth of international sales.

     Ricoh's overseas marketing activities could be classified into two classes: sales operations using Ricoh's own brands marketed by overseas sales subsidiaries, affiliates and independent dealers, and sales using OEM brands. The successful acquisition of office equipment companies in the 1990's has enhanced Ricoh's own channel marketing resources.

     Ricoh has organized marketing to accommodate four operating regions other than Japan: the Americas; Europe, Africa, and the Middle East; Asia and Oceania; and China.

SEASONALITY-

     Sales in Japan for the Office Equipment segment increase in March each year due to the increased demand arising at the end of the fiscal year for most Japanese companies.


SOURCES OF SUPPLY-

     Ricoh pursues procurement of raw materials, parts, and components to be used in the production of its products on a global basis. These items are purchased from various suppliers around the world. Generally, Ricoh maintains multiple suppliers for most significant categories of raw materials, parts and components. Ricoh has not experienced any difficulty in obtaining raw materials, parts and components and believes that it will be able to continue to obtain the same in sufficient quantities to meet its needs. Ricoh also believes that there is little risk of price volatility with respect to obtaining raw materials, parts and components.


GOVERNMENT REGULATIONS-

     Ricoh's business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Ricoh is also subject to environmental regulation in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations.


(c)  Organizational structure

     The Ricoh Group is comprised of 376 subsidiaries and 28 affiliates.
     Ricoh's development, manufacturing, sales, and service activities center on office equipment (copiers and related supplies and communications and information systems), optical equipment, and other devices.

     The Company is the core company of the Ricoh Group. The Company heads the development of products. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing structure.

     The following is a list of significant subsidiaries and affiliates.


----------------------------------------------------------------------------------------------------------------------
                                                       Proportion
                                        Country of    of ownership
Company Name                            Formation       interest                     Main businesses
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(Subsidiaries)
----------------------------------------------------------------------------------------------------------------------
Ricoh Optical Industries Co., Ltd.        Japan          100.0        Manufacturing optical equipment
----------------------------------------------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.                    Japan           65.7        Manufacturing office equipment
                                                         (66.1)
----------------------------------------------------------------------------------------------------------------------
Hasama Ricoh, Inc.                        Japan           82.9        Manufacturing office equipment and
                                                        (100.0)       related parts
----------------------------------------------------------------------------------------------------------------------
Ricoh Unitechno Co., Ltd.                 Japan          100.0        Manufacturing parts for office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Elemex Corporation                  Japan           49.9        Manufacturing and sales of office
                                                         (50.9)       equipment and minuteness equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Microelectronics Co., Ltd.          Japan          100.0        Manufacturing parts for office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Keiki Co., Ltd.                     Japan          100.0        Manufacturing parts for office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Tohoku Co., Ltd.                    Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Chubu Co., Ltd.                     Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Kansai Co., Ltd.                    Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Chugoku Co., Ltd.                   Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Kyushu Co., Ltd.                    Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Hokkaido Ricoh Co., Ltd.                  Japan           97.8        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Miyagi Ricoh Co., Ltd.                    Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Niigata Ricoh Co., Ltd.                   Japan           75.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Nagano Ricoh Co., Ltd.                    Japan           86.7        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Gunma Ricoh Co., Ltd.                     Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Tochigi Ricoh Co., Ltd.                   Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Saitama Ricoh Co., Ltd.                   Japan           58.3        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ibaraki Ricoh Co., Ltd.                   Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Chiba Ricoh Co., Ltd.                     Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Tokyo Ricoh Co., Ltd.                     Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Nishi Tokyo Ricoh Co., Ltd.               Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Kanagawa Ricoh Co., Ltd.                  Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Shizuoka Ricoh Co., Ltd.                  Japan           93.8        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Aichi Ricoh Co., Ltd.                     Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Kyoto Ricoh Co., Ltd.                     Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Osaka Ricoh Co., Ltd.                     Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Hyogo Ricoh Co., Ltd.                     Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Hiroshima Ricoh Co., Ltd.                 Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Shikoku Ricoh Co., Ltd.                   Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Fukuoka Ricoh Co., Ltd.                   Japan          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Technosystems Co., Ltd.             Japan          100.0        Maintenance, service and Sale of office
                                                                      equipment
----------------------------------------------------------------------------------------------------------------------
NBS Ricoh Co., Ltd.                       Japan          100.0        Sale of supply related to office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Logistics System Co., Ltd.          Japan           85.2        Logistics services and custom clearances
                                                         (87.6)
----------------------------------------------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.                   Japan           54.3        General leasing
                                                         (54.5)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                       Proportion
                                        Country of    of ownership
Company Name                            Formation       interest                     Main businesses
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Ricoh Engineering Co., Ltd.               Japan          100.0        Facility management
----------------------------------------------------------------------------------------------------------------------
Ricoh San-Ai Service Co., Ltd.            Japan           69.4        Advertisement and publishing, real estate
                                                         (74.5)
----------------------------------------------------------------------------------------------------------------------
Ricoh Electronics, Inc.                   U.S.A.         100.0        Manufacturing office equipment and related
                                                                      supply
----------------------------------------------------------------------------------------------------------------------
Ricoh UK Products Ltd.                     U.K.          100.0        Manufacturing office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Industrie France S.A.               France         100.0        Manufacturing office equipment and related
                                                                      supply
----------------------------------------------------------------------------------------------------------------------
Ricoh Asia Industry (Shenzhen) Ltd.       China           90.0        Manufacturing office equipment and
                                                        (100.0)       related supply
----------------------------------------------------------------------------------------------------------------------
Ricoh Corporation                         U.S.A.         100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Lanier Worldwide, Inc.                    U.S.A.         100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Europe B.V.                       Netherlands      100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Deutschland GmbH                   Germany         100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
NRG Group PLC                              U.K.          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh UK Ltd.                              U.K.          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh France S.A.                         France         100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Italia S.p.A.                       Italy          100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Hong Kong Ltd.                    Hong Kong,       100.0        Sale of office equipment
                                          China
----------------------------------------------------------------------------------------------------------------------
Ricoh Asia Industry Ltd.                Hong Kong,        90.0        Sale of office equipment
                                          China
----------------------------------------------------------------------------------------------------------------------
Ricoh Asia Pacific Pte, Ltd.            Singapore        100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Australia Pty. Ltd.               Australia        100.0        Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Ricoh Finance Nederland B.V.            Netherlands      100.0        Corporate finance
----------------------------------------------------------------------------------------------------------------------
    And 321 other subsidiaries
----------------------------------------------------------------------------------------------------------------------
(Affiliates)
----------------------------------------------------------------------------------------------------------------------
Coca-Cola West Japan Co., Ltd.            Japan           20.8        Manufacturing and Sale of soft drink
                                                         (21.1)
----------------------------------------------------------------------------------------------------------------------
Sindo Ricoh Co., Ltd.                     Korea           20.5        Manufacturing and Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
Shanghai Ricoh Facsimile Co., Ltd.        China           49.5        Manufacturing and Sale of office equipment
----------------------------------------------------------------------------------------------------------------------
    And 25 other affiliates
----------------------------------------------------------------------------------------------------------------------

Note:
1.   Proportion of ownership interest includes indirect ownership.

2. Figures in parentheses indicate portion of voting power different from portion of ownership interest.


(d)  Property, plants and equipment

     Ricoh manufactures its products primarily in 15 plants in Japan and 7 plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The following table gives certain information as of March 31, 2002 regarding the Company's and its subsidiaries' production facilities and other facilities.

----------------------------------------------------------------------------------------------------------------------
Name (Location)                                    Floor space        Principal activities and products manufactured
----------------------------------------------------------------------------------------------------------------------
                                                   (in thousands of
                                                   square meters)

In Japan:
  Ricoh Company, Ltd.
    Ohmori Plant (Tokyo)                                 44           Parts relating to copiers
    Atsugi Plant (Kanagawa)                              69           Office equipment and other products
    Numazu Plant (Shizuoka)                              75           Paper and toner
    Ikeda Plant (Osaka)                                  17           Electronic devices
    Hatano Plant (Kanagawa)                              15           Printed circuit boards and electronic components
    Fukui Plant (Fukui)                                  34           Papers and toner
    Gotenba Plant (Shizuoka)                             70           Copiers and data processing systems
    Yashiro Plant (Hyogo)                                31           Electronic devices
    Aoyama head office (Tokyo)                            9           Marketing of office equipment and head office
    Research & Development Center (Yokohama)             17           Research and Development (R&D)
    System Center (Tokyo)                                10           Information system center, marketing of office equipment and other business
    Ginza office                                         11           Marketing of office equipment and other business
    Shin-Yokohama office (Yokohama)                      40           Marketing of office equipment and other business, related
                                                                      services and R & D
  Ricoh Optical Industries Co., Ltd. (Iwate)             18           Photographic equipment

  Tohoku Ricoh Co., Ltd. (Miyagi)                        55           Office equipment and parts relating to copiers

  Hasama Ricoh , Inc. (Miyagi)                           14           Parts relating to copiers and data processing equipment

  Ricoh Unitechno Co., Ltd. (Saitama)                    18           Facsimile and copiers

  Ricoh Elemex Corporation. (Aichi)                      47           Office equipment and measuring instruments

  Ricoh Microelectronics Co., Ltd. (Tottori)             11           Printed circuit board

  Ricoh Keiki Co., Ltd. (Saga)                           10           Parts relating to copiers and data processing systems

Overseas:
  Ricoh Electronics, Inc.                                99           Copiers, parts relating to copiers, toner and thermal paper
   (Irvine, Santa Ana and Tustin, California
   and Georgia, U.S.A.)

  Ricoh UK Products Ltd.                                 38           Copiers, parts relating to copiers and toner
  (Telford, United Kingdom)

  Ricoh Industries France S.A. (Colmar, France)          42           Copiers, facsimile equipment, parts
                                                                      related to copiers and thermal paper

----------------------------------------------------------------------------------------------------------------------
Name (Location)                                    Floor space        Principal activities and products manufactured
----------------------------------------------------------------------------------------------------------------------
                                                   (in thousands of
                                                   square meters)


  Taiwan Ricoh Co., Ltd. (Taiwan)                        10           Photographic equipment

  Ricoh Asia Industry (Shenzhen) Ltd. (China)            52           Copiers, parts relating to copiers, and toner

  Ricoh Dianzhuang (Shenzhen) Electronics                 6           Parts relating to copiers
   Co., Ltd. (China)

  GR Advanced Materials Ltd.                              4           Supplies relating to duplicators
  (London, United Kingdom)

----------------------------------------------------------------------------------------------------------------------

     Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investment in manufacturing facilities is being made for its long-term success.


Item 5. Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

     Ricoh's significant accounting policies are more fully described in Note 2 to its consolidated financial statements. Certain of accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on Ricoh's historical experience, terms of existing contracts, Ricoh's observance of trends in the industry, information provided by its customers and information available from other outside sources, as appropriate. Ricoh's significant accounting policies include:

          Revenue Recognition - Ricoh recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped to and received by the customer or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonable assured.

          Reserve for Doubtful Accounts - Ricoh performs ongoing credit evaluations of its customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by Ricoh's review of their current credit information. Ricoh continuously monitors collections and payments from its customers and maintain a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that Ricoh has identified. While such credit losses have historically been within Ricoh's expectations and the provisions established, Ricoh cannot guarantee that it will continue to experience the same credit loss rates that it has in the past.

          Pension - The determination of Ricoh's obligation and expense for pension is dependent on its selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described by
     Note 11 to the Consolidated Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with generally accepted accounting principles, actual results that differ from Ricoh's assumptions are accumulated and amortized over future periods and therefore, generally affect Ricoh's recognized expense and recorded obligation in such future periods. While Ricoh believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Ricoh's pension and future expense.

          Valuation of Long-Lived Assets and Goodwill - Ricoh periodically reviews the carrying value of its long-lived assets and goodwill for continued appropriateness. This review is based upon Ricoh's projections of anticipated future cash flows. While Ricoh believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect Ricoh's evaluations.

          Accounting for Income Taxes - As part of the process of preparing Ricoh's consolidated financial statements, Ricoh is required to estimate its income taxes in each of the jurisdictions in which Ricoh operates.
     This process involves Ricoh estimating its current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Ricoh's consolidated balance sheet. Ricoh must then assess the likelihood that Ricoh's deferred tax assets will be recovered from future taxable income, and, to the extent Ricoh believes that recovery is not likely, Ricoh must establish a valuation allowance. In the event that actual results differ from these estimates or Ricoh adjusts these estimates in future periods Ricoh may need to establish an additional valuation allowance which could materially impact its financial position and results of operations.

IMPACT OF FOREIGN EXCHANGE FLUCTUATIONS AND BASIC COUNTERMEASURES

     During fiscal 2002, the average value of the yen was 125.10 yen against the U.S. dollar, and 110.60 yen against the euro, which was 13.1 percent lower against the U.S. dollar and 10.1 percent lower against the euro, respectively, compared with the previous year. Operating results on a local currency basis described in "Operating results" show results of sales and operating revenue ("sales") and operating income obtained by applying the yen's monthly average exchange rate in the previous year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal 2002, assuming the value of the yen had remained the same.


(a)  Operating results

FISCAL 2002 COMPARED TO FISCAL 2001

     Ricoh continued to improve its performance in fiscal 2002, ended March 31, 2002. During the term, the Company stepped up its drive to transform itself into a global solutions provider. It also cultivated new customers, particularly major accounts, and increased its sales of network equipment and solutions products. Net sales and net income, reached record highs, for the seventh and eighth years, respectively

REVENUES

     Net sales increased 8.7%, to 1,672.3 billion yen--the eighth consecutive gain. Domestic sales dipped 3.0%, to 902.6 billion yen, but overseas sales increased 26.6%, to 769.6 billion yen. Overseas sales would have risen 14.6% if the previous year's exchange rates had remained unchanged. Domestic and overseas sales represented 54.0% and 46.0%, respectively, of net sales.

     In the office equipment category, multifunctional printers (MFPs) and laser printers contributed mightily to sales in all Ricoh's markets. In addition, useware and document management systems sold well in Japan. Internationally, the prime performance contributors were digital monochrome and color plain-paper copiers (PPCs). As a result of these factors, office equipment sales improved 11.0%, to 1,485.3 billion yen.


OPERATING INCOME

     Operating income increased 23.4%, to 129.6 billion yen. This reflected increased sales of high-value-added core offerings like digital PPCs and MFPs and the impact of currency fluctuations. Ricoh enlarged its overseas sales channel by on-going marketing efforts and its acquisition of Lanier Worldwide, Inc. On the other hand, Ricoh made effort in ongoing-cost-cutting in Japan. Gross profit improved 14.1%, to 699.9 billion yen and selling, general and administrative expense increased 12.2%, to 570.2 billion yen.


INCOME BEFORE INCOME TAXES

     Income before income taxes, minority interests and equity in earnings of affiliates gained 16.6%, to 113.9 billion yen. The rise would have been greater if not for declines in interest and dividend income amid sluggish financial market conditions, foreign currency exchange loss, and an increase in net other expenses.


NET INCOME

     Net income increased 15.8%, to 61.6 billion yen--the 10th consecutive rise. Total taxes were up 17.5%, to 51.1 billion yen. The effective tax rate for the term was 44.9%, up 0.4 percentage point. The basic and diluted earnings per share of common stock were 88.27 yen and 82.46 yen, respectively. These figures were up 14.9% and 16.1%, respectively.
     Subject to approval at the ordinary general meeting of shareholders on June 27, 2002, management increased cash dividends per share of common stock 1.00 yen, to 13.00 yen. This is in keeping with management's commitment to ensuring solid shareholder returns.


SEGMENT INFORMATION

OPERATING SEGMENTS-

     Office Equipment


COPIERS AND RELATED SUPPLIES

     Segment sales advanced 13.5%, to 1,038.4 billion yen. This growth stemmed largely from the launch in the core digital PPC and MFP categories of fast models and high-value-added machines whose features improve efficiency, from document input/output through information sharing and management. Overseas, key factors were the first full-year contribution of Lanier Worldwide, Inc., which Ricoh acquired near the end of the previous year as well as the lower yen.


COMMUNICATIONS AND INFORMATION SYSTEMS

     In this segment, sales advanced 5.6%, to 446.8 billion yen. The main contributors here were fast, high-resolution color laser printers and low-end color laser printers.

(SOLUTIONS-BASED BUSINESS SEGMENTATION)

     Ricoh has summarized results under the following business segments that reflect its strategic direction as a document solutions provider.


(Imaging Solutions)
     In this segment, sales gained 7.7%, to 934.1 billion yen. This was mainly because of a stronger lineup that included both low-end and fast digital PPCs. Domestic sales dropped in other product areas amid the Japanese recession and declining demand. On the positive side, overseas sales soared for digital PPCs, with color models also enjoying gains.


(Network Input/Output Systems)
     Segment sales increased 31.5%, to 344.2 billion yen, reflecting a far broader range of MFPs and color laser printers, complemented by printing solutions. In Japan and overseas, the focus of customer demand continued to shift toward speed, networking, lower total costs of ownership, and better productivity. Ricoh responded to those trends by releasing new models and stepping up marketing.


(Network System Solutions)
     Sales in this segment were off 1.2%, to 206.9 billion yen. Ricoh focused on useware, document management, and other solutions businesses in response to a shift in customer demand away from standalone models toward systems for networked offices. The sales decline in this segment was due to lower demand for personal computers and servers owing to constrained corporate spending on information technology in Japan.


     Other Businesses

     Category sales dropped 6.5%, to 186.9 billion yen. This was primarily because of poor semiconductor and measurement equipment markets.


GEOGRAPHIC SEGMENTS-

     Japan accounted for 54.0% of net sales. The Americas and Europe accounted for 20.4% and 18.6%, respectively, and other areas 7.0%.


JAPAN

     Domestic sales decreased 3.0%, to 902.6 billion yen. This was largely because the Japanese economy remained in recession, causing companies to constrain information technology spending and restructure. On the positive side, Ricoh increased sales of printing systems 28.6%, with MFPs performing particularly well on the strength of launches of new offerings and expanded marketing in response to customer needs.


THE AMERICAS

     Here, sales surged 35.2%, to 341.7 billion yen. After factoring out exchange rate changes, sales would have increased 19.7%. This improvement was largely because Ricoh expanded and reinforced its sales networks, particularly in North America, thus increasing sales of core digital PPCs and MFPs. Lanier Worldwide, Inc., which Ricoh acquired near the end of the previous year contributed significantly to results through a successful strategy of expanding digital equipment and strengthening sales to major accounts.

EUROPE

     Sales in this region surged 25.8%, to 311.3 billion yen, and gained 15.2% in local currency terms. This result reflected the strength of Ricoh's multibrand strategy, with the Company maintaining strong sales and top market shares in both digital PPCs and MFPs.


OTHERS

     Sales in other areas improved 8.3%, to 116.6 billion yen, amid the shift to digital and networked models. Ricoh aims to take advantage of China's admission to the World Trade Organization and that nation's deregulation and initiatives to open its market by strengthening its local sales network.


FISCAL 2001 COMPARED TO FISCAL 2000

     Ricoh continued to deliver strong results in fiscal 2001. During the year, the Company continued to broaden its product lineup, boost its market share in key markets, and pursue restructuring. As a result of these factors, net sales and net income reached record highs, for the sixth and seventh years, respectively.


REVENUES

     Net sales rose 6.3% to 1,538.3 billion yen. Domestic sales gained 6.6% to
930.4 billion yen. Overseas sales advanced 5.9% to 607.8 billion yen, and would have increased 13.2% if the previous year's exchange rates had remained unchanged. Domestic and overseas sales represented 60.5% and 39.5% respectively, of net sales. In the office equipment category, multifunctional printers and other printing solutions drove domestic sales. Overseas, Aficio brand offerings continued to go from strength to strength, particularly in the United States. Consequently, office equipment sales were up 6.8%, to 1,338.4 billion yen. The average yen-dollar rate for the term was down about 1 yen, to 111 yen per U.S. dollar. The yen-euro average declined significantly, by approximately 15 yen, to 100 yen per euro.


OPERATING INCOME

     Operating income jumped 18.2%, to 105.1 billion yen. The gross profit ratio slipped 0.2 percentage point, to 39.9%. Selling, general and administrative expenses rose 3.5%, to 508.3 billion yen, reflecting significantly expanded operations. Research and development costs rose 17.6%, to 78.2 billion yen owing to significantly increased investments in start-of-the-art solutions projects. These costs accounted for 5.1% of net sales, up 0.5 percentage point.


INCOME BEFORE INCOME TAXES

     Income before income taxes, minority interests and equity in earnings of affiliates increased 38.9% to 97.8 billion yen. Net interest and dividend income was 258 million yen, compared with a net interest expense of 4.2 billion yen in fiscal 2000.


NET INCOME

     Net income increased 27.0% to 53.2 billion yen. Total taxes were up 53.4% to 43.5 billion yen. The effective tax rate for the term was 44.5%, up 4.2 percentage points from the prior year. The basic and diluted earnings per share of common stock were 76.85 yen and 71.02 yen, respectively. These figures were up 26.8% and 26.7%, respectively. Parent company cash dividends per share of common stock rose 1.00 yen to 12.00 yen, reflecting management's commitment to delivering solid shareholder returns.

SEGMENT INFORMATION

OPERATING SEGMENTS-

OFFICE EQUIPMENT

     Ricoh strengthened digital PPCs and printing solutions centered on MFPs to meet customer needs. As a result, both net sales and operating income greatly increased. Capital expenditure increased because of strategic investment in production lines for new products and product development. The prominent increase of total assets is due to the acquisition of Lanier Worldwide, Inc.


OTHER BUSINESSES

     Owing to higher productivity through increased sales volume of semiconductors, the operating income increased. Capital expenditure also increased because of investment for higher semiconductor production.


GEOGRAPHIC SEGMENTS-

JAPAN

     In addition to higher profitability of the core office equipment business, the better optical disk and semiconductor businesses achieved large gains in operating income.


THE AMERICAS

     The operating income increased owing to stable growth of imaging systems. On the other hand, the temporary costs of Lanier Worldwide, Inc. and increase in R & D expenditure by Ricoh Innovations, Inc. resulted in a decrease of operating income.


EUROPE

     Ricoh has been strengthening and rearranging sales channels. As a result, both sales and operating income steadily grew. On the other hand, the operating income decreased because of temporary reduction in production volume due to model changes in the UK manufacturing facility. Furthermore, the lower euro also resulted in a decrease in operating income.


OTHERS

     Ricoh was able to ascertain the effect of strengthened sales channels. As a result of strengthened sales channels, both sales and operating income increased.


(b)  Liquidity and capital resources

     Ricoh's principal sources of liquidity consist of a combination of cash and cash equivalents on hand, cash provided from operations, commercial paper, available borrowings under bank lines of credit and public debt offerings. As of March 31, 2002, Ricoh had 142.5 billion yen in cash and cash equivalents and
580.7 billion yen unused lines of credit, of which 342.0 billion yen related to commercial paper and medium-term notes programs. Under those lines of credit, the Company and its certain subsidiaries are able to borrow from financial institutions at local market based interest rates. The interest rates ranged from 0% to 11.60% as of March 31, 2002. Almost all borrowings are unsecured. The Company, Ricoh Leasing Co., Ltd. and certain foreign subsidiaries can issue commercial paper or medium term notes. The range of interest rate of commercial paper and medium term notes as of March 31, 2002 were from 0.048% to 2.244% and from 0.06% to 3.89%, respectively.

     Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirement at least through fiscal year 2003. If Ricoh's revenue becomes significantly less than expected, Ricoh believes current funds on hand will suffice to finance its operations temporarily, along with sufficient unused lines of credit from financial institutions with high credit ratings.

     At the close of fiscal 2002, total assets were 1,832.9 billion yen, up 7.5% from a year earlier. Changes in interest-bearing debt reflected a 60 billion yen issue of straight bonds and Ricoh's sixth and eighth issues of convertible bonds, which most investors converted on maturity. The equity ratio was up 1.8 percentage point from a year earlier, at 34.5%.

     One of Ricoh's key management policies is to expand free cash flow and continually bolster its financial position.
     At the close of fiscal 2002, higher net income and depreciation and amortization added 20.0 billion yen to cash flows from operating activities, which were 135.3 billion yen. Changes in assets and liabilities included 17.2 billion yen deposited for the maturity of Ricoh's sixth and eighth convertible bond issues by year-end. Changes would have been as in the previous fiscal year if not for this factor. Most of those bonds were converted upon maturity. Thus, net cash provided by operating activities increased 2.3%, to 105.1 billion yen.
     Net cash used in investing activities decreased 4.9%, to 65.7 billion yen. This was mainly because of spending to set up new manufacturing lines and develop new products.
     Consequently, the free cash flow generated by operating and investing activities decreased 1.6%, to 39.3 billion yen.
     Net cash provided by financing activities was 36.2 billion yen, compared with 88.3 billion yen used in such activities a year earlier. The Company issued fourth and fifth straight bonds in Japan market in preparation for long-term business expansion, which totaled 60 billion yen. In Japan and overseas, the subsidiaries tried to minimize borrowings from third parties for interest expense savings and effective cash flow control. For example, Ricoh Leasing Co., Ltd. reduced borrowings in Japan and Ricoh Corporation (the head office of Ricoh in the Americas) and its subsidiaries including Lanier Worldwide, Inc. cut interest-bearing debt in the Americas.

     As a result of these factors, cash and cash equivalents at the close of the term were up 78.0 billion yen from a year earlier, at 142.5 billion yen.

     The Company and Ricoh Leasing Co., Ltd. obtain ratings from a major rating agency: Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P") and other local rating agency. As of March 31, 2002, the Company and Ricoh Leasing Co., Ltd. were rated A/A-1 by S&P. Under the ratings Ricoh Leasing Co., Ltd. and certain foreign subsidiaries issue commercial paper to meet short-term funding requirements. Outstanding commercial paper totaled 63.8 billion yen, 57.3 billion yen as of March 31, 2001 and 2002, respectively. Lower ratings generally increases commercial paper issuing costs and narrows access to commercial paper markets, while Ricoh's rating outlook is 'Stable' by S&P. The Company, Ricoh Leasing Co., Ltd. and certain foreign subsidiaries have issued various types of bonds and medium term notes under those ratings. For more details of those bonds, see Note 10 to the Consolidated financial statements.

     Ricoh Leasing Co., Ltd uses an off-shore special purpose entity ("SPE") in securitizing its lease receivables. Details of the securitization transactions with SPEs are stated in the notes to financial statements. See Note 5 to the Consolidated financial statements in the financial section.

     Ricoh enters into various derivative financial instrument contracts in the normal course of business and in connection with the management of its assets and liabilities. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies. Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of fair value or cash flow fluctuations on interest of its outstanding debt. Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives. Details of these derivative contracts are stated in Item11. Quantitative and Quantitative Disclosures About Market Risk.

     Ricoh's financial policy is to assure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet.

     Ricoh's financial condition remains strong. Ricoh believes that it maintains sufficient liquidity through its cash and other liquid assets for its present requirements, and that in order to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects, it is able to secure adequate resources through its access to financial and capital markets.

     The following table lists Ricoh's contractual obligations and commitments (other than operating leases that require cash outlays in the future) as of March 31, 2002.



CONTRACTUAL OBLIGATION

-------------------------------------------------------------------------------------------------------------
                                                             Expected maturity date
-------------------------------------------------------------------------------------------------------------
                                                         (Millions of yen)
                                                                                                    2008 and
                                        Total      2003      2004      2005     2006     2007      thereafter
-------------------------------------------------------------------------------------------------------------

Long-term Debt                          393,547    65,906    55,280    71,054   92,924   55,140      53,243
Capital Lease Obligations                 3,113     1,156       983       550      420        4           -
Unconditional Purchase Obligations          706       706         -         -        -        -           -
-------------------------------------------------------------------------------------------------------------
Total                                   397,366    67,768    56,263    71,604   93,344   55,144      53,243
-------------------------------------------------------------------------------------------------------------

     Ricoh also had operating lease commitments with rental payments totaling
46.4 billion yen for the year ended March 31, 2002.

     Ricoh has guarantees for its employees' housing loans. As of March 31, 2002, the total amount of such guarantees was 640 million yen.


(c)  Research and development, patents and licenses

RESEARCH AND DEVELOPMENT

     Ricoh has had a tradition of technological innovation and product development since its formation.

     At the present time, Ricoh's research and development is conducted at the Ricoh Research and Development (R&D) Center in Kanagawa, Japan (the "Center"), as its main R&D facility. The Center's activities include optics, new materials, mechatronics, and computer simulation and environmental technologies. Ricoh also conducts various specialized and peripheral research and development at the

Office System Research and Development Center in Kanagawa, the Manufacturing Technology R&D Center in Kanagawa, the Optical Memory R&D Center in Kanagawa, the Photonics R&D Center in Kanagawa, the Environmental Technology R&D Center in Kanagawa, the Ricoh Toda Technical Center in Kanagawa, the General Electronics R&D Center in Miyagi, the Imaging Technology Division in Tokyo, the Software Research Center in Tokyo, the Chemical Products R&D Center in Shizuoka, and the imaging LSI R&D Center in Osaka, Japan.

     Ricoh Innovations, Inc. (formerly Ricoh Silicon Valley, Inc.), which was founded in March 1997, handles research to support marketing in information technologies for the digitally networked office. It also conducts R&D and makes strategic investments in promising new business fields.

     See Note 19 to the Consolidated Financial Statements for a summary of Ricoh's research and development expenditures during each of the last three fiscal years.


PATENTS AND LICENSES

     Ricoh owns approximately 14,000 patents (the ratio of domestic to foreign patents is about 70:30) and has licenses (both as licensor and as licensee) under various agreements with Japanese and foreign manufacturers. During the year ended March 31, 2002, Ricoh paid royalties of approximately 6.3 billion yen and received royalties of approximately 5.0 billion yen. Although patents are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or of any license will materially affect the conduct of its business.

Item 6.  Directors, Senior Management and Employees

(a)  Directors and senior management

Directors and Corporate Auditors of the Company as of June 27, 2002 were as follows:


     Name                      Current Position
(Date of birth)             (Function/Business area)            Date                   Business Experience
---------------             ------------------------          ---------         ---------------------------------

Hiroshi Hamada              Chairman and                      Apr. 1957         Joined the Company
(April 28, 1933)            Chief Executive Officer           May  1975         General Manager of General
                                                                                Manager Staff Office in Copiers
                                                                                Division
                                                              May  1975         Director
                                                              June 1980         Managing Director
                                                              Apr. 1981         Executive Managing Director
                                                              Apr. 1983         President
                                                              Apr. 1996         Chairman and Chief Executive
                                                                                Officer (Current)

                            Principal business activities and other principal directorships performed outside Ricoh:
                              Vice Chairman of Japan Business Federation
                              Member of National Public Service Ethics Board
                              Member of National Commission on Educational Reform
                              Director of Saga Television Station Co., Ltd.
                              Director of Coca - Cola West Japan Co., Ltd.
                              Director of Nippon Venture Capital Co., Ltd.
                              Advisory board member of The Nomura Securities Co., Ltd.
                              Director of UFJ Holdings, Inc.

---------------             ------------------------          ---------         ---------------------------------
Masamitsu Sakurai           President and                     Apr. 1966         Joined the Company
(January 8, 1942)           Chief Operating Officer           Apr. 1990         General Manager of Procurement
                                                                                Division
                                                              June 1992         Director
                                                              June 1994         Managing Director
                                                              Apr. 1996         President and Chief Operating
                                                                                Officer (Current)

                            Principal business activities and other principal directorships performed outside Ricoh:
                              Vice Chairperson of Japan Association of Corporate Executives
                              Vice President of Japan Business Machine and Information System
                              Industries Association
                              Corporate Auditor of San-Ai Oil Co., Ltd.
                              Director of Millea Holdings, Inc.

     Name                      Current Position
(Date of birth)             (Function/Business area)            Date                   Business Experience
---------------             ------------------------          ---------         ---------------------------------

Haruo Kamimoto              Deputy President                  Apr. 1953         Joined the Company
(January 12, 1938)          (Restructuring by Supply          Feb. 1980         Manager of Copiers Division
                            Chain Management)                 June 1980         Director
                            (Customer Satisfaction            June 1990         Managing Director
                            and Quality Control)              June 1996         Executive Managing Director
                            (Corporate Environment)           June 2000         Executive Vice President
                            (Corporate Citizenship                              (Current)
                            Promotion and Public              Oct. 2001         Deputy president (Current)
                            Relations)

---------------             ------------------------          ---------         ---------------------------------
Tatsuo Hirakawa             Deputy President                  Apr. 1960         Joined the Company
(November 17, 1937)         (Corporate Planning,              Jan. 1982         Deputy General Manager of
                            Investors Relations,                                Accounting and Management
                            Accounting and                                      Division
                            Personnel)                        June 1983         Director
                                                              June 1990         Managing Director
                                                              June 1994         Executive Managing Director
                                                              June 2000         Executive Vice President
                                                                                (Current)
                                                              Oct. 2001         Deputy president (Current)

                            Principal business activities and other principal directorships performed outside Ricoh:
                              Corporate Auditor of Coca-Cola West Japan Co., Ltd.

---------------             ------------------------          ---------         ---------------------------------
Naoto Shibata               Executive Managing Director       Apr. 1961         Joined the Company
(December 16, 1938)         (Legal and intellectual           Apr. 1990         General Manager of Accounting
                            property)                                           Division
                                                              June 1992         Director
                                                              Sep. 1995         Chairman of Gestetner Holdings
                                                                                PLC (now NRG Group PLC)
                                                              June 1996         Managing Director
                                                              Apr. 1997         Chairman of Ricoh Europe B.V.
                                                              June 2000         Executive Managing Director
                                                                                (Current)
                                                              June 2000         Executive Vice President
                                                                                (Current)

     Name                      Current Position
(Date of birth)             (Function/Business area)            Date                   Business Experience
---------------             ------------------------          ---------         ---------------------------------

Koichi Endo                 Executive Managing Director       Apr. 1966         Joined the Company
(February 16, 1944)         (Production, Procurement          Oct. 1990         General Manager of Component
                            and IT & Solution)                                  Division
                            (General Manager of               June 1992         Director
                            Production Business               June 1997         Managing Director
                            Group)                            Apr. 1998         General Manager of Production
                                                                                Business Group (Current)
                                                              June 2000         Executive Managing Director
                                                                                (Current)
                                                              June 2000         Executive Vice President
                                                                                (Current)

                            Principal business activities and other principal directorships performed outside Ricoh:
                              Director of Sindo Ricoh Co., Ltd.
                              Director of San-Ai Plant Construction Co., Ltd.

---------------             ------------------------          ---------         ---------------------------------
Masami Takeiri              Exceptive Managing Director       Apr. 1962         Joined the Company
(May 3, 1938)               (International Marketing)         Apr. 1994         General Manager of
                            (General Manager of                                 International Marketing Group
                            International Marketing                             (Current)
                            Group)                            June 1994         Director
                                                              June 1998         Managing Director
                                                              June 2000         Executive Vice President
                                                                                (Current)
                                                              June 2002         Exceptive Managing Director
                                                                                Current)

                            Principal business activities and other principal directorships performed outside Ricoh:
                              Director of Shanghai Ricoh Facsimile Co., Ltd.

---------------             ------------------------          ---------         ---------------------------------
Masayuki Matsumoto          Exceptive Managing Director       Apr. 1970         Joined the Company
(December 10, 1944)         (Domestic sales)                  Jan. 1994         General Manager of General
                            ("The Man" project)                                 Manager Staff Office in Tokyo
                            (General Manager of                                 Branch
                             Marketing Group)                 June 1994         Director
                                                              Oct. 1994         Managing Director
                                                              Oct. 1998         General Manager of Marketing
                                                                                Group (Current)
                                                              June 2000         Executive Vice President
                                                                                (Current)
                                                              June 2002         Exceptive Managing Director
                                                                                (Current)

     Name                      Current Position
(Date of birth)             (Function/Business area)            Date                   Business Experience
---------------             ------------------------          ---------         ---------------------------------

Makoto Hashimoto            Managing Director                 Nov. 1972         Joined the Company
(August 26, 1945)           (Planning, Development and        Apr. 1993         General Manager of PPC
                            Design of Personal                                  Division of Imaging System
                            Multimedia System)                                  Business Group
                            (President of Personal            June 1994         Director
                            MultiMedia Products Company)      Apr. 1998         General Manager of Imaging
                                                                                System Business Group
                                                              June 1998         Managing Director (Current)
                                                              June 2000         Executive Vice President
                                                                                (Current)
                                                              June 2000         President of Personal MultiMedia
                                                                                Products Company (Current)

---------------             ------------------------          ---------         ---------------------------------
Katsumi Yoshida             Managing Director                 Apr. 1967         Joined the Company
(August 20, 1944)           (Sales in the Americas)           Apr. 1989         General Manager of Product
                                                                                Division
                                                              Apr. 2000         President of Ricoh Corporation
                                                                                (Current)
                                                              Apr. 2001         Executive Vice President
                                                                                (Current)
                                                              June 2002         Managing Director (Current)

---------------             ------------------------          ---------         ---------------------------------
Kiyoshi Sakai               Managing Director                 Apr. 1970         Joined the Company
(December 25, 1945)         (Research and Development)        Jan. 1996         General Manger of Corporate
                            (General Manager of                                 Planning Division
                            Research and Development          June 1996         Director
                            Group)                            Apr. 1999         General Manager of Research
                            (General Manager of New                             and Development Group
                            Business Development                                (Current)
                            Group)                            June 2000         Vice President
                            (Sub leader of Alpha Task         June 2002         Senior Vice President (Current)
                            Force)                            June 2002         Managing Director (Current)

---------------             ------------------------          ---------         ---------------------------------
Josei Itoh                  Director                          Mar. 1953         Joined the Nippon Life
(May 25, 1929)              (General Management)                                Insurance Company
                                                              July 1981         Director of said company
                                                              Mar. 1984         Managing Director of said
                                                                                company
                                                              Mar. 1987         Executive Managing Director of
                                                                                said company
                                                              Mar. 1988         Vice President of said company
                                                              July 1989         President of said company
                                                              Apr. 1997         Chairman of said company
                                                                                (Current)
                                                              June 2000         Director of the Company (Current)

     Name                      Current Position
(Date of birth)             (Function/Business area)            Date                   Business Experience
---------------             ------------------------          ---------         ---------------------------------

Nobuo Mii                   Director                          Apr. 1955         Joined the Nippon Hoso Kyokai
(July 4, 1931)              (Technical of Information                           (Japan Broadcasting
                            and Communication)                                  Corporation)
                                                              Jan. 1969         Joined IBM Japan Ltd.
                                                              Jan. 1969         Joined IBM Corporation
                                                              Mar. 1977         Director of IBM Japan Ltd.
                                                              Apr. 1990         Vice President of IBM Japan Ltd.
                                                              Oct. 1997         Managing Partner of IGNITE
                                                                                Group (Current)
                                                              June 2000         Director of the Company
                                                                                (Current)

---------------             ------------------------          ---------         ---------------------------------
Hisaaki Koga                Corporate Auditor                 Apr. 1967         Joined the Company
(April 5, 1943)                                               Apr. 1998         General Manager of General
                                                                                Manager Staff Office in
                                                                                Marketing Group
                                                              June 1998         Corporate Auditor of the Company
                                                                                (Current)

---------------             ------------------------          ---------         ---------------------------------
Hideyuki Takamatsu          Corporate Auditor                 Apr. 1966         Joined the Company
(May 21, 1942)                                                Dec. 1997         Executive Managing Director of
                                                                                San-Ai Co., Ltd.
                                                              June 1998         Corporate Auditor of the Company
                                                                                (Current)

---------------             ------------------------          ---------         ---------------------------------
Kenji Matsuishi             Corporate Auditor                 Apr. 1965         Graduated from the National
(July 24, 1937)                                                                 Legal Training and Research
                                                                                Institute.
                                                              Apr. 1965         Legal registration as a Japanese
                                                                                attorney
                                                              Apr. 1965         Joined Takano & Higuchi Legal
                                                                                Services
                                                              Feb. 1972         General Manager of Matsuishi
                                                                                Legal Services (Current)
                                                              June 1994         Corporate Auditor of the Company
                                                                                (Current)

---------------             ------------------------          ---------         ---------------------------------
Takehiko Wada               Corporate Auditor                 Apr. 1958         Joined San-Ai Oil Co., Ltd.
(October 24, 1935)                                            June 1985         Director of said company
                                                              June 1990         Managing Director of said
                                                                                company
                                                              July 1994         Executive Managing Director of
                                                                                said company
                                                              July 1999         President of said company
                                                                                (Current)
                                                              June 2001         Corporate Auditor of the Company
                                                                                (Current)

     Directors and Corporate Auditors are elected at a general meeting of shareholders for two and three years terms respectively, and may serve any number of consecutive terms.

     There are no arrangements or understandings between a Director or a Corporate Auditor and any other person pursuant to which he was selected as a Director or a Corporate Auditor.

     The Board of Directors has appointed from among its members a Chairman, a President, and one or more Vice Presidents, Executive Managing Directors and Managing Directors.


     Ricoh maintains an executive officer system. There are 36 such officers, with the following roles:

     Executive officers oversee operations under authority from the president and are responsible to the president.

     Group executive officers assist the president with management of the Ricoh Group.

     Executive Officers of the Company as of June 27, 2002 were as follows:

                                     Current Position
           Name                  (Function/Business area)           Date                 Business Experience
---------------------------    ------------------------------    ------------    -------------------------------------
Masamitsu Sakurai              President and                     See above for his business experience and other
                                Chief Operating Officer           information.

---------------------------    ------------------------------    ------------    -------------------------------------
Haruo Kamimoto                 Executive Vice President          See above for his business experience and other
                                (Customer Satisfaction and        information.
                                Quality Control)
                                (Corporate Environment)
                                (Restructuring)

---------------------------    ------------------------------    ------------    -------------------------------------
Tatuo Hirakawa                 Executive Vice President          See above for his business experience and other
                                (Corporate Planning, Finance      information.
                                and Personnel)

---------------------------    ------------------------------    ------------    -------------------------------------
Naoto Shibata                  Executive Vice President          See above for his business experience and other
                                (Legal and intellectual           information.
                                property)

---------------------------    ------------------------------    ------------    -------------------------------------
Koichi Endo                    Executive Vice President          See above for his business experience and other
                                (General Manager of               information.
                                Production Business Group)

---------------------------    ------------------------------    ------------    -------------------------------------
Masami Takeiri                 Executive Vice President          See above for his business experience and other
                                (General Manager of               information.
                                International Marketing
                                Group)

---------------------------    ------------------------------    ------------    -------------------------------------
Masayuki Matsumoto             Executive Vice President          See above for his business experience and other
                                (General Manager of               information.
                                Marketing Group)

                                     Current Position
           Name                  (Function/Business area)           Date                 Business Experience
---------------------------    ------------------------------    ------------    -------------------------------------
Makoto Hashimoto               Executive Vice President          See above for his business experience and other
                                (President of Personal            information.
                                MultiMedia Products Company)

---------------------------    ------------------------------    ------------    -------------------------------------
Katsumi Yoshida                Executive Vice President          See above for his business experience and other
                                (President of Ricoh               information.
                                Corporation)
                                (Chairman of Ricoh
                                Electronics, Inc.)

---------------------------    ------------------------------    ------------    -------------------------------------
Kiyoshi Sakai                  Executive Vice President          See above for his business experience and other
                                (General Manager of Research      information.
                                and Development Group)
                                (General Manager of New
                                Business Development Group)

---------------------------    ------------------------------    ------------    -------------------------------------
Terumoto Nonaka                Executive Vice President          Jan. 1988       Joined the Company
Born on October 28, 1947        (President of Electronic         Oct. 2000       President of Electronic Devices
                                 Devices Company)                                 Company (Current)
                                                                 June 2002       Executive Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Shiroh Kondoh                  Executive Vice President          Apr. 1973       Joined the Company
Born on October 7, 1949         (General Manger of Imaging       Oct. 2000       General Manager of Imaging System
                                System Business Group)                            Business Group (Current)
                               (General Manger of P&S            Oct. 2000       General Manager of P&S Division
                                Division)                                         (Current)
                               (General Manager of C&F           Apr. 2001       General Manager of C&F Division 1
                                Division 1)                                       (Current)
                                                                 June 2002       Executive Vice President of the
                                                                                  Company (Current)

                               Principal business activities and other principal directorships performed outside Ricoh:
                                 Director of Shanghai Ricoh Facsimile Co., Ltd.

---------------------------    ------------------------------    ------------    -------------------------------------
Kazuo Togashi                  Executive Vice President          Apr. 1972       Joined the Company
Born on November 28, 1949       (Chairman of Ricoh Europe        Apr. 1998       Chairman of Ricoh Espana, S.A.
                                 B.V.)                                            (Current)
                                (Chairman of NRG Group PLC)      Apr. 1998       Chairman of Ricoh U.K. Ltd.
                                                                                  (Current)
                                                                 May  2002       Chairman of Ricoh Europe B.V.
                                                                                  (Current)
                                                                 May  2002       Chairman of NRG Group PLC (Current)
                                                                 June 2002       Executive Vice President of the
                                                                                  Company (Current)


                                     Current Position
           Name                  (Function/Business area)           Date                 Business Experience
---------------------------    ------------------------------    ------------    -------------------------------------
Tadatoshi Sakamaki             Senior Vice President             Apr. 1967       Joined the Company
Born on April 23, 1942         (Deputy President of              June 2000       Senior Vice President of the
                                Personal MultiMedia                               Company (Current)
                                Products Company)                Apr. 2002       Deputy President of Personal
                                                                                  MultiMedia Products Company
                                                                                  (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Kenji Hatanaka                 Senior Vice President             Apr. 1969       Joined the Company
Born on July 1, 1946           (President of Ricoh Kansai        Apr. 1998       General Manager of Osaka Branch
                                Co., Ltd.)                                        (Current)
                               (General Manager of Osaka         June 2000       Senior Vice President of the
                                Branch)                                           Company (Current)
                                                                 Jan. 2002       President of Ricoh Kansai Co., Ltd.
                                                                                  (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Etsuo Kobayashi                Senior Vice President             Apr. 1970       Joined the Company
Born on July 4, 1947           (General Manager of               Apr. 1998       General Manager of Personnel
                                Personnel Division)                               Division (Current)
                                                                 June 2000       Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Hiroshi Tategami               Senior Vice President             Apr. 1962       Joined the Company
Born on March 31, 1941         (Deputy General Manager of        June 2000       Senior Vice President of the
                                Production Business Group)                        Company (Current)
                               (General Manager of RS            Oct. 2000       General Manager of RS
                                Products Division)                                Products Division (Current)
                                                                 Oct. 2000       Deputy General Manager of
                                                                                  Production Business Group (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Hideko Kunii                   Senior Vice President             May  1982       Joined the Company
Born on December 13, 1947      (General Manager of Software      Oct. 1999       General Manager of Software
                                Research Center)                                  Research Center (Current)
                               (Deputy General Manager           June 2000       Senior Vice President of the
                                of P&S Products Division)                         Company (Current)
                                                                 Oct. 2000       Deputy General Manager of P&S
                                                                                  Products Division (Current)

                               Principal business activities and other principaldirectorships performed outside Ricoh:
                                 President of Information Broadcasting Laboratories, Inc.

---------------------------    ------------------------------    ------------    -------------------------------------
Kunio Taniguchi                Senior Vice President             Apr. 1972       Joined the Company
Born on December 18, 1948      (General Manager of Tokyo         June 2000       Senior Vice President of the
                                Branch)                                           Company (Current)
                                                                 Oct. 2000       General Manager of Tokyo Branch
                                                                                  (Current)

                                     Current Position
           Name                  (Function/Business area)           Date                 Business Experience
---------------------------    ------------------------------    ------------    -------------------------------------
Zenji Miura                    Senior Vice President             Apr. 1976       Joined the Company
Born on January 5, 1950        (General Manager of               Oct. 2000       Senior Vice President of the
                                Accounting Division)                              Company (Current)
                                                                 Oct. 2000       General Manager of Accounting
                                                                                  Division (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Hiroshi Kobayashi              Senior Vice President             Apr. 1974       Joined the Company
Born on July 2, 1948           (General Manager of               Apr. 2002       General Manager of Corporate
                                Corporate Planning Division)                      Planning Division (Current)
                                                                 June 2002       Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Hiroshi Tsuruga                Senior Vice President             Apr. 1971       Joined the Company
Born on November 18, 1948      (General Manger of                Apr. 1999       General Manger of
                                Information/Technology and                        Information/Technology and Service
                                Service Division)                                 Division (Current)
                                                                 June 2002       Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Kiyoto Nagasawa                Senior Vice President             Apr. 1973       Joined the Company
Born on August 16, 1948        (General Manger of C&F            Apr. 2001       General Manger of C&F Business
                                Business Division 2)                              Division 2 (Current)
                                                                 May  2002       Director of Ricoh Creative
                                                                                  Development Co., Ltd. (Current)
                                                                 June 2002       Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Yutaka Ebi                     Senior Vice President             Apr. 1972       Joined the Company
Born on October 20, 1949       (General Manger of Imaging        Apr. 2001       General Manger of Imaging
                                Technology Division)                              Technology Division (Current)
                                                                 June 2002       Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Hiroo Matsuda                  Senior Vice President             Apr. 1972       Joined the Company
Born on April 19, 1948         (General Manger of Major          Apr. 2002       General Manger of Major Accounts
                                Accounts Marketing Division)                      Marketing Division (Current)
                                                                 June 2002       Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Hiroshi Adachi                 Senior Vice President             Apr. 1968       Joined the Company
Born on January 8, 1946        (President of Thermal Media       Oct. 2000       President of Thermal Media Company
                                Company)                                          (Current)
                                                                 June 2002       Senior Vice President of the
                                                                                  Company (Current)

                                     Current Position
           Name                  (Function/Business area)           Date                 Business Experience
---------------------------    ------------------------------    ------------    -------------------------------------
Kouji Sawa                     Senior Vice President             Apr. 1971       Joined the Company
Born on June 5, 1948           (General Manager of               Apr. 1998       General Manger of Imaging System
                                Production Strategic Center)                      Component Production Division
                               (General Manger of Imaging                         (Current)
                                System Component Production      Apr. 2000       General Manager of Production
                                Division)                                         Strategic Center (Current)
                               (General Manager of Optical       July 2001       General Manager of Optical
                                Component Development                             Component Development Division
                                Division)                                         (Current)
                                                                 June 2002       Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Itsuo Kawaji                   Group Senior Vice President       Apr. 1961       Joined the Company
Born on September 12, 1938     (President of Ricoh Logistics     Apr. 1997       President of Ricoh Logistics System
                                System Co., Ltd.)                                 Co., Ltd. (Current)
                                                                 June 2000       Group Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Takashi Nakamura               Group Senior Vice President       Apr. 1972       Joined the Company
Born on September 2, 1946      (President of Ricoh Elemex        June 1998       Director of the Company
                                Corporation)
                                                                 June 2000       Senior Vice President of the Company
                                                                 Apr. 2002       Group Senior Vice President of the
                                                                                  Company (Current)
                                                                 June 2002       President of Ricoh Elemex
                                                                                  Corporation (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Peter E. Hart                  Group Senior Vice President       Mar. 1997       President of Ricoh Silicon Valley,
Born on February 27, 1941      (Chairman and President of                         Inc. (now Ricoh Innovations, Inc.)
                                Ricoh Innovations, Inc.)         Feb. 2000       Chairman of Ricoh Silicon Valley,
                                                                                  Inc. (Current)
                                                                 June 2000       Group Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Yuji Inoue                     Group Senior Vice President       Apr. 1971       Joined the Company
Born on April 4, 1948          (President of Ricoh Leasing       Oct. 1998       President of Ricoh Leasing Co.,
                                Co., Ltd.)                                        Ltd. (Current)
                                                                 June 2000       Group Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Masami Yoneyama                Group Senior Vice President       Mar. 1961       Joined the Company
Born on March 25, 1942         (Chairman of Ricoh Hong Kong      June 2000       Senior Vice President of the Compnay
                                Ltd.)                            Oct. 2000       Group Senior Vice President
                               (Chairman of Ricoh                                 (Current)
                                Electronic Technology Ltd.       Oct. 2000       Chairman of Ricoh Hong Kong Ltd.
                                (China))                                          (Current)
                                                                 Oct. 2000       Chairman of Ricoh Electronic
                                                                                  Technology Ltd. (China) (Current)


                                     Current Position
           Name                  (Function/Business area)           Date                 Business Experience
---------------------------    ------------------------------    ------------    -------------------------------------
Kazunori Azuma                 Group Senior Vice President       Apr. 1971       Joined the Company
Born on February 11, 1949      (President of Ricoh               June 2000       Senior Vice President of the Company
                                Technosystems Co., Ltd.)         Oct. 2000       Group Executive Office of the
                               (General Manager of NI/SI                          Company (Current)
                                Business Center of               Oct. 2000       President of Ricoh Technosystems
                                Marketing Group)                                  Co., Ltd. (Current)
                                                                 Apr. 2002       General Manager of NI/SI Business
                                                                                  Center of Marketing Group (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Bernard Decugis                Group Senior Vice President       Aug. 1993       President of Ricoh France S.A.
Born on October 23, 1942       (President of Ricoh France                         (Current)
                                S.A.)                            Apr. 2001       Group Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Jim Ivy                        Group Senior Vice President       Feb. 2000       Vice President of Ricoh Corporation
Born on January 16,1951        (Vice President of Ricoh                           (Current)
                                Corporation)                     Apr. 2001       Group Senior Vice President of the
                                                                                  Company (Current)

---------------------------    ------------------------------    ------------    -------------------------------------
Yoichi Shirahata               Group Senior Vice President       Mar. 1962       Joined the Company
Born on December 20, 1943      (President of Tohoku Ricoh        June 2002       Group Senior Vice President of the
                                Co., Ltd.)                                        Company (Current)
                                                                 June 2002       President of Tohoku Ricoh Co., Ltd.
                                                                                  (Current)

     There are no family relationships between any Director, Corporate Auditor or Executive Officer and any other Director, Corporate Auditor or Executive Officer of the Company.


(b)  Compensation

     The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company in the year ended March 31, 2002 to all those Directors, Corporate Auditors and Executive Officers of the Company who served during the year ended March 31, 2002 was 968 million yen.

     In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to the shareholders for their approval. After shareholders' approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed by the Board of Directors or Board of Corporate Auditors and generally reflects his remuneration and position at the time of retirement, the length of his service as a Director or Corporate Auditor and his contribution to the Company's performance.


(c)  Board practices

     Under the Japanese Commercial Code, all Directors and Corporate Auditors shall be elected at the General Meeting of Shareholders. In general, under the Articles of Incorporation of the Company, the terms of office of Directors shall expire at the conclusion of the Ordinary General Meeting of

Shareholders held with respect to the last closing of accounts within two years after their assumption of office, and the terms of office of Corporate Auditors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within three years after their assumption of office. However, both the Directors and Corporate Auditors may serve any number of consecutive terms.

     From among the Directors, the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the statutory authority to represent the Company in the conduct of its affairs.

     The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors must be a person who has not been a Director, general manager, or employee of the Company or any of its subsidiaries during the five-year period immediately prior to his assumption of office as a Corporate Auditor. The Corporate Auditors may not at the same time be Directors, managers, or employees of the Company. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the administration by the Directors of the Company's affairs. Corporate Auditors are entitled and obligated to participate in meetings of the Board of Directors but are not entitled to vote. Under the "Law concerning Special Measures to the Commercial Code with respect to Audit", the Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if it is different from the opinion of the Board of Corporate Auditors that is expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the method of examination by the Corporate Auditors of the Company's affairs and financial position, and other matters concerning the performance of the Corporate Auditors' duties. The Company does not have an audit committee.

     There are no Director's service contracts with Ricoh providing for benefits upon termination of service.

     The Company does not have a remuneration committee.


(d)  Employees

     The table below provides information about employees.

---------------------------------------------------------------------------
                                                      As of March 31
                                               2000        2001       2002
                                              ------      ------     ------
Categorized by Operating Segment
  Office Equipment                            57,896      65,591     65,359
  Other                                        8,178       7,367      7,582
  Headquarters                                 1,275       1,276      1,268
  Total                                       67,349      74,234     74,209

Categorized by Geographic Location
  Domestic                                    41,343      40,475     39,988
  Overseas                                    26,006      33,759     34,221
  Total                                       67,349      74,234     74,209
---------------------------------------------------------------------------

     Because of the acquisition of Lanier Worldwide, Inc., there was an increase of approximately seven thousand employees during the fiscal year ended March 31, 2001.

Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There have been no significant labor disputes in the past fiscal year and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.


(e)  Share ownership

     The following table lists the number of shares owned by each director and senior management. None of the Company's Directors, Corporate Auditors and Executive Officers is the beneficial owner of more than 1% of the Company's shares.

       Name                              Position                      Number of Share
------------------          -------------------------------------      ---------------
Hiroshi Hamada              Chairman and Chief Executive Officer            33,781
Masamitsu Sakurai           President and Chief Operating Officer            6,000
Haruo Kamimoto              Deputy President                                23,747
Tatuo Hirakawa              Deputy President                                16,379
Naoto Shibata               Exceptive Managing Director                     10,000
Koichi Endo                 Exceptive Managing Director                     10,747
Masami Takeiri              Exceptive Managing Director                     11,933
Masayuki Matsumoto          Exceptive Managing Director                      4,000
Makoto Hashimoto            Managing Director                                8,000
Katsumi Yoshida             Managing Director                                5,100
Kiyoshi Sakai               Managing Director                                3,000
Hisaaki Koga                Corporate Auditor                                4,253
Hideyuki Takamatsu          Corporate Auditor                                3,000
Kenji Matsuishi             Corporate Auditor                                2,173
Terumoto Nonaka             Executive Vice President                         6,050
Shiroh Kondoh               Executive Vice President                         1,000
Kazuo Togashi               Executive Vice President                         2,000
Tadatoshi Sakamaki          Senior Vice President                            5,211
Kenji Hatanaka              Senior Vice President                            3,000
Etsuo Kobayashi             Senior Vice President                            7,000
Hiroshi Tategami            Senior Vice President                            5,000
Hideko Kunii                Senior Vice President                            4,000
Zenji Miura                 Senior Vice President                            1,000
Hiroshi Kobayashi           Senior Vice President                            1,241
Itsuo Kawaji                Group Senior Vice President                      6,273
Takashi Nakamura            Group Senior Vice President                      4,693
Yuji Inoue                  Group Senior Vice President                     10,000
Masami Yoneyama             Group Senior Vice President                     10,000
Kazunori Azuma              Group Senior Vice President                      3,000
Yoichi Shirahata            Group Senior Vice President                      9,150
                                                                           -------
    Total                                                                  220,731
                                                                           =======

     All shares of Common Stock of the Company carry the same voting rights.

     No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 27, 2002.

Item 7. Major Shareholders and Related Party Transactions

(a)  Major shareholders

     Major shareholders that are beneficial owners of 5% or more as of March 31, 2002 are as follows:


                                                           Number of
Title of Class                  Name                      Shares Owned        Percentage of Class
                                                         (in thousands)
---------------   ---------------------------------     -----------------     -------------------
Common Stock      Japan Trustee Services Bank, Ltd.          63,676                  8.75%
Common Stock      The Mitsubishi Trust and Banking           45,127                  6.20
                  Corporation

     The percentage of ownership held by The Mitsubishi Trust and Banking Corporation increased from 3.65% to 6.20% during fiscal year 2002, while that held by Nippon Life Insurance Company decreased from 5.52% to 4.47% during fiscal year 2002.

     As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during the past three years except as described above.

     The major shareholders do not have different voting rights.

     As of March 31,2002, 197,643 ADRs were held of record by 3 institutional registered holders in the United States of America.

     As far as is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government.

     As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.


(b)  Related party transactions

     In the ordinary course of business, Ricoh sells or purchases products, materials, supplies and services to or from affiliated companies. See page F-19 "7. INVESTMENT IN AND ADVANCES TO AFFILIATES".

     Ricoh loaned 35 million yen to its affiliates as forwarding capital at floating rate linked to market interest as of March 31, 2002.

     No Directors or Senior management were indebted to the Company or its subsidiaries at any time during the latest three fiscal years.


(c)  Interest of experts and counsel

     Not applicable

Item 8. Financial Information

(a)  Consolidated statements and other information

     See "Item 18. Financial Statements" and pages F-1 through F-37.


Legal or arbitration proceedings

     There are no material pending legal or arbitration proceedings to which Ricoh is a party.


Dividend Policy

     Ricoh endeavors to provide stable dividends by boosting profitability while increasing retained earnings to reinforce its corporate structure and to cultivate new businesses. Ricoh uses those retained earnings to strengthen core businesses and invest in new fields from medium- and long-term perspectives. See
Item 10(b) "Dividends" for important information on the Company's dividend payment procedure and restrictions.


(b)  Significant changes

     No significant changes have occurred since the date of the annual financial statement included in this report.


Item 9. The offer and Listing

(a)  Offer and listing details

     The primary market for the Company's Common Stock is the Tokyo Stock Exchange (the "TSE") in the form of original Common Stock.

     The Company's Common Stock has been listed on the TSE since 1949, and in Japan, is also listed on the Osaka Stock Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange. In addition, the Company's Common Stock is listed outside of Japan on the following stock exchanges: Amsterdam, Frankfurt and Paris.

     The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE and reported high and low sales prices per share of the Company's ADRs at Over-the-Counter Market.


                                                                    Over-the-Counter Market Price Per
                                 Tokyo Stock Exchange Price Per        American Depositary Share
                                      Share of Common Stock            (5 shares of Common Stock)
                                            (Yen)                            (U.S. Dollars)
                                 ------------------------------     ---------------------------------
                                       High       Low                        High         Low
                                      -----      -----                      ------       -----
Annual highs and lows
Fiscal 1998                           1,900      1,270                       79.52       48.71
Fiscal 1999                           1,634        969                       57.29       38.72
Fiscal 2000                           2,525      1,078                      111.79       44.28
Fiscal 2001                           2,495      1,627                      113.46       75.85
Fiscal 2002                           2,735      1,563                      108.00       77.50

Quarterly highs and lows
Fiscal 2001;
1st quarter                           2,495      2,025                      113.46       96.29
2nd quarter                           2,290      1,862                      106.36       87.45
3rd quarter                           2,170      1,627                       94.46       75.85
4th quarter                           2,420      1,921                       98.52       81.85
Fiscal 2002;
1st quarter                           2,735      2,145                      108.00       89.00
2nd quarter                           2,650      1,563                      106.41       77.50
3rd quarter                           2,495      1,758                       98.50       79.00
4th quarter                           2,540      2,100                       97.00       80.50

Monthly highs and lows
December 2001                         2,495      2,220                       98.50       90.50
January 2002                          2,540      2,115                       97.00       80.50
February 2002                         2,445      2,100                       88.00       83.50
March 2002                            2,510      2,200                       95.25       87.25
April 2002                            2,470      2,210                       95.25       84.50
May 2002                              2,465      2,265                       95.75       89.45

     The Company's ADRs are traded on the over-the-counter market, and issued and exchanged by the Bank of New York, as depositary.


(b)  Plan of distribution

     Not applicable.


(c)  Markets

     See Item 9 (a) for a list of the stock exchanges on which the securities are listed.

     See Item 10 (b) for certain information relating to the Common Stock of the Company.


(d)  Selling shareholders

     Not applicable.

(e)  Dilution

     Not applicable.


(f)  Expenses of the issue

     Not applicable.


Item 10. Additional Information

(a)  Share Capital

     Not applicable.


(b)  Memorandum and articles of association

     Article 3 of the "Articles of Incorporation" of the Company provides the following objectives of the Company:

1. Manufacture, sale and installation work and electrical communication work of optical, office, audio, electric and measuring equipment, other general machinery and equipment and accessories and supplies therefor.

2. Manufacture and sale of photographic sensitive materials and duplicating papers.

3. Manufacture and sale of various raw materials for photographic sensitive materials and of chemicals and of chemical industrial chemicals.

4. Manufacture, processing and sale of papers, pulps textiles, general Merchandise and by-products thereof.

5.   Investment in, or sale of the products of, other companies.

6. Import and Export of the goods described in any of the foregoing items and other goods of every kind and description.

7. Brokerage business for casualty insurance and other insurance under the Automobile Liability Security Law.

8.   Any and all business incidental or relating to any of the foregoing items.


DIRECTORS

     Under the Commercial Code, each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The total amount of remuneration to Directors and that to Statutory Auditors are subject to approval at the General Meeting of Shareholders. Within such authorized amounts the Board of Directors and the Board of Statutory Auditors respectively determine the compensation to each Director and Statutory Auditor.

     Except as stated below, neither the Commercial Code nor the Company's Articles of Incorporation make a special provision as to the Director's or Corporate Auditor's power to vote in connection with their compensation; or the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a corporation to acquire or dispose of material assets; to borrow substantial amount of money; to employ or discharge from employment important employees, such as executive officers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company's borrowing or lending of a large amount of money or giving of a guarantee in a large amount. There is no written rule as to what constitutes a "large" amount in these contexts. However, it has been the general practice of the Company's Board of Directors to adopt a resolution for a borrowing or guaranteeing in an amount not less than five billion yen or its equivalent.

     Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.


GENERAL

     The presently authorized capital stock of the Company is 1,000,000,000 shares. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must generally have his name registered in the Company's register of shareholders. Shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust & Banking Co., Ltd., the transfer agent for the Company's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs. The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares of Common Stock of the Company. Pursuant to this system a holder of shares of Common Stock is able to choose, at his discretion, to participate in this system and all certificates of shares of Common Stock elected to be put into this system are deposited with the central clearing system and all such shares are registered in the name of the clearing house in the Company's register of shareholders. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated the same way as shareholders registered in the Company's register of shareholders.


DIVIDENDS

     The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to annual dividends, the Board of Directors of the Company may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders who are registered in the Company's register of shareholders at the end of each September 30, subject to the limitations described below.

     The Commercial Code provides that, until the aggregate amount of the Company's legal reserve and additional paid-in capital is at least one-quarter of the Company's stated capital, the Company may not make any distribution of profits by way of dividends in cash unless it has set aside in its legal reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The Commercial Code permits the Company to distribute profits by way of dividends out of the excess of its net assets, on a non-consolidated basis, over the aggregate of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above, and (vi) the increased amount of net assets in its balance sheet due to the assignment of market value to certain assets when the aggregate market value so assigned exceeds the aggregate acquisition value of such assets. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, and adjustments are made to reflect any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, any subsequent transfer of retained earnings to stated capital and the aggregate purchase price of shares determined by a resolution of the ordinary general meeting of shareholders authorizing it to acquire its shares. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv), (v) and (vi) above.

     The Commercial Code, currently in effect, does not provide for "stock dividends." However, under the Commercial Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional shares by way of a stock split, thus the same effect as a stock dividend can be achieved.

     In Japan the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.


TRANSFER OF CAPITAL SURPLUS AND LEGAL RESERVE TO STATED CAPITAL AND STOCK SPLITS (FREE SHARE DISTRIBUTIONS)

     When the Company issues new shares of Common Stock, the entire amount of the issue price of such new shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as capital surplus. The Board of Directors may transfer the whole or any part of capital surplus and legal reserve to stated capital and grant to shareholders additional shares of Common Stock free of charge by way of a stock split with reference to the whole or any part of the amount of capital surplus and legal reserve so transferred to stated capital.


GENERAL MEETING OF SHAREHOLDERS

     The ordinary general meeting of shareholders to settle accounts of the Company for each fiscal period is normally held in June each year in Ota-ku, Tokyo, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

     Notice of a shareholders' meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Such notice may also be furnished to shareholders by electronic means with such shareholders' consent.

     Any shareholder holding at least 300 voting shares or 1% of the total number of outstanding voting shares for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting. Such request may be submitted by electronic means with the Company's consent.

VOTING RIGHTS

     A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph below and "Unit" share system -- Voting rights of a holder of shares representing less than one unit ". Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding voting shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

     The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger (with an exception of a merger with a company of significantly small business) or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the "special shareholders resolution").


SUBSCRIPTION RIGHTS

     Holders of the Company's Common Stock have no preemptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

     Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against the Company and third parties if the Company's consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.


DILUTION

     In the future it is possible that market conditions and other factors might make a rights offering to shareholders substantially below the market price of shares of Common Stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in the Company.


LIQUIDATION RIGHTS

     In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.


LIABILITY TO FURTHER CALLS OR ASSESSMENTS

     All the Company's presently outstanding shares of Common Stock including shares represented by the American Depository Shares are fully paid and non-assessable.


TRANSFER AGENT

     The Chuo Mitsui Trust and Banking Co., Ltd. is the transfer agent for the Company's Common Stock; as such transfer agent, it keeps the Company's register of shareholders in its office at 7-1,Kyobashi 1-chome, Chuo-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.


RECORD DATE

     March 31 is the record date for the Company's year-end dividends. The shareholders who are registered as the holders of 1,000 shares or more in the Company's register of shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

     The price of the shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.


REPURCHASE BY THE COMPANY OF ITS COMMON STOCK

     The Company may repurchase shares (i) through the Tokyo Stock Exchange or other stock exchange on which the shares are listed, if authorized by an ordinary resolution of an ordinary general meeting of shareholders, (ii) by way of tender offer, if authorized by an ordinary resolution of an ordinary general meeting of shareholders, (iii) from a specific party, if authorized by special resolution of an ordinary general meeting of shareholders, or (iv) from the Company's own subsidiary, if authorized by a resolution of the Board of Directors.

     When such repurchase is made by the Company from a specific party other than the Company's own subsidiary, shareholders may make a demand to a Representative Director, five days or more prior to the relevant shareholders' meeting, that the Company also repurchase the shares held by that shareholder. Any repurchase of shares must satisfy certain requirements, including that the total amount of the repurchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (vi) in "Dividends" above, the Company may not repurchase shares. The Company may hold its own shares so repurchased without restriction. The Company may cancel its own shares that it holds by a resolution of the Board of Directors. The Company may otherwise dispose of its own shares by a resolution of the Board of Directors.


"UNIT" SHARE SYSTEM (TANGENKABU-SEIDO)

     Pursuant to the Commercial Code the Company has adopted 1,000 shares as one unit of shares.


TRANSFERABILITY OF SHARES REPRESENTING LESS THAN ONE UNIT

     As adopted in the Company's Articles of Incorporation, the Company will not issue certificates for shares representing less than one unit. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued continue to be transferable.


RIGHT OF A HOLDER OF SHARES REPRESENTING LESS THAN ONE UNIT TO REQUIRE THE COMPANY TO PURCHASE SUCH SHARES

     A holder of shares representing less than one unit may at any time require the Company to purchase such shares at their last reported sale price on the Tokyo Stock Exchange on the day when such request is made less applicable brokerage commission. The usual securities transfer tax is applicable to such transactions.


OTHER RIGHTS OF A HOLDER OF SHARES REPRESENTING LESS THAN ONE UNIT

     A holder of shares representing less than one unit has certain rights in respect of such shares, including the following: (i) the right to receive dividends (including interim dividends), (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of the Company, (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders,
(iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the Company, (v) the right to request to inspect certain corporate documents, including minutes of the Board of Directors meeting, (vi) the right to file a derivative action on behalf of the Company and (vii) the right to file an action seeking to invalidate certain events, including issuance of new shares and corporate merger. Other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.


VOTING RIGHTS OF A HOLDER OF SHARES REPRESENTING LESS THAN ONE UNIT

     A holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares. A holder of shares representing one or more whole units will have one vote for each such unit, except as stated in "Voting rights" above.

(c)  Material contracts

     Not applicable.


(d)  Exchange controls

     Effective April 1 1998, the Foreign Exchange and Foreign Trade Control Law was amended and the title of the statute was changed to the Foreign Exchange and Foreign Trade Law (the "Exchange Law"). Under the amended Exchange Law all aspects of regulations on foreign exchange and foreign trade transactions which were subject to licensing or other approval or prior notification requirements are, with minor exceptions relating to certain inward direct investment (which is not applicable to the Company's shares), substituted by the post facto reporting requirements. However, the Minister of Finance has the power to impose a licensing requirement for certain transactions in limited circumstances.


(e) Taxation


JAPANESE TAXATION

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits in themselves (whether for the purpose of making a free distribution or dividend in shares), subject as set out below, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but not capital surplus) to stated capital is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. Under the Income Tax Convention between the U.S. and Japan (the "Convention"), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a U.S. resident or corporation not having a "permanent establishment" (as defined therein) in Japan is generally 15%.

     For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares evidenced by the ADRs.

     In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax on dividends paid by Japanese corporation to non-residents of Japan or non-Japanese corporation is 20%.

     Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax. Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee.


U.S. TAXATION

     This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning and disposing of shares of Common Stock or American Depositary Shares. This summary applies to you only if you hold shares of Common Stock or American Depositary Shares as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

     -    a dealer in securities or currencies;

     - a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

     -    a bank;

     -    a life insurance company;

     -    a tax-exempt organization;

     - a person that holds shares of Common Stock or American Depositary Shares that are a hedge or that are hedged against interest rate or currency risks;

     - a person that holds shares of Common Stock or American Depositary Shares as part of a straddle or conversion transaction for tax purposes;

     - a person whose functional currency for tax purposes is not the U.S. dollar; or

     - a person that owns or is deemed to own 10% or more of any class of our stock.

     This summary is based on laws, treaties, and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

     Please consult your own tax advisers concerning the U.S. federal, state, local, and other national tax consequences of purchasing, owning, and disposing of shares of Common Stock or American Depositary Shares in your particular circumstances.

     For purposes of this summary, you are a "U.S. holder" if you are a beneficial owner of a share of Common Stock or an American Depositary Share that is:

     a    citizen or resident of the United States;

     a    U.S. domestic corporation; or

     otherwise subject to U.S. federal income tax on a net income basis with respect to income from the share of Common Stock or American Depositary Share.

     In general, if you hold American Depositary Shares, you will be treated as the holder of the shares of Common Stock represented by those American Depositary Shares for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an American Depositary Share for the shares of Common Stock represented by that American Depositary Share.


Dividends

     The gross amount of cash dividends that you receive (prior to deduction of Japanese taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Japanese yen will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of American Depositary Shares, the depositary's) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

     You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Japan. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Japanese taxes withheld from dividends on shares of Common Stock or American Depositary Shares, so long as you have owned the shares of Common Stock or American Depositary Shares (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Japanese taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder's particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.


Sales and Other Dispositions

     For U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of shares of Common Stock or American Depositary Shares will be capital gain or loss, and will be long-term capital gain or loss if the shares of Common Stock or American Depositary Shares were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%.


U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES

     Payments in respect of the shares of Common Stock or American Depositary Shares that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.


(f)  Dividends and paying agents

     Not applicable.


(g)  Statement by experts

     Not applicable.


(h)  Documents on display

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the U.S. at 1-800-SEC-0330.


(i) Subsidiary information

     See "Item 4. (c) Organization structure".

Item 11. Quantitative and Quantitative Disclosures About Market Risk

MARKET RISK EXPOSURE

     Ricoh is exposed to market risks primarily from changes in foreign currency exchange rates and interest rates, which affect outstanding debt and certain assets and liabilities denominated in foreign currencies. In order to manage these risks that arise in the normal course of business, Ricoh enters into hedging transactions pursuant to its policies and procedures covering such areas as counterparty exposure and hedging practices. Ricoh does not hold or issue derivative financial instruments for trading purposes or to generate income. Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas.


FOREIGN CURRENCY RISK

     In the ordinary course of business, Ricoh uses foreign exchange forward contracts to manage the effects of foreign currency exchange risk on monetary assets and liabilities denominated in foreign currencies. The contracts with respect to the operating activities generally have maturities less than six months, while the contracts with respect to the financing activities have the same maturities as underlying assets and liabilities.

     The table below provides information about Ricoh's major derivative financial instruments that are sensitive to foreign currency exchange rates, except for the contracts with respect to the financial activities. For foreign exchange forward contracts, the table presents the notional amounts and weighted average exchange rates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts.


FOREIGN EXCHANGE FORWARD CONTRACTS

---------------------------------------------------------------------------------------------------------------------
                        Year Ended March 31, 2001                               Year Ended March 31, 2002
              -------------------------------------------------------------------------------------------------------
                Average contractual       Contract amounts           Average contractual          Contract amounts
                       rates               Millions of yen                  rates                  Millions of yen
---------------------------------------------------------------------------------------------------------------------
US$/Yen               118.77                   20,666                      125.43                      38,482
EUR/Yen               105.25                   10,210                      111.71                      19,885
---------------------------------------------------------------------------------------------------------------------


INTEREST RATE RISK

     In the ordinary course of business, Ricoh enters into interest rate swap agreements to reduce interest rate risk and to modify the interest rate characteristics of its outstanding debt. These agreements primarily involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the underlying principal amounts.

     The table on page 51 provides information about Ricoh's major derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity date and related weighted average interest rates. For interest rate swaps, the table presents notional amounts by expected maturity date and weighted average interest rates. Notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

LONG-TERM INDEBTEDNESS
(Excluding Capital Lease Obligations and SFAS No. 133 adjustment)

--------------------------------------------------------------------------------------------------------------
                                                                     Millions of yen
                                         ---------------------------------------------------------------------
                                                                    Expected maturity date
                                                   -----------------------------------------------------------
                             Average                                                                   2008
                             pay rate     Total      2003      2004      2005      2006      2007      and
                                                                                                    thereafter
--------------------------------------------------------------------------------------------------------------
Convertible Bonds               0.36%     34,049    34,049         -         -         -         -          -
Bonds                           1.40     145,000         -    15,000    10,000    40,000    45,000     35,000
Medium-Term Notes               0.40      39,162    16,162     9,000    11,000     3,000         -          -
Loans                           2.41     175,336    15,695    31,280    50,054    49,924    10,140     18,243
--------------------------------------------------------------------------------------------------------------
Total                                    393,547    65,906    55,280    71,054    92,924    55,140     53,243
--------------------------------------------------------------------------------------------------------------

INTEREST RATE SWAPS

--------------------------------------------------------------------------------------------------------------------------
                                                                                Millions of yen
                                                     ---------------------------------------------------------------------
                                                                                 Expected maturity date
                                                                ----------------------------------------------------------
 Notional                      Average   Average                                                                 2008
  amounts      Type of swap    receive     pay       Total      2003      2004     2005      2006      2007       and
(Millions)                      rate       rate                                                                thereafter
-------------------------------------------------------------------------------------------------------------------------
               Receive
               floating
Yen 30,188     /Pay fixed       0.10%     0.55%     30,188       725       513    4,950    22,000     2,000           -

               Receive
               fixed/Pay
    80,000     floating         1.99      0.13      80,000     1,000    18,000   17,000    19,000     1,000      24,000
--------------------------------------------------------------------------------------------------------------------------
               Receive
               floating
US$     30     /Pay floating    7.18%     2.99%      3,998     1,333         -    2,665         -         -         -
--------------------------------------------------------------------------------------------------------------------------


CREDIT RISK

     Credit risk arising from the nonperformance of counterparties to meet the terms of financial instrument contracts is generally limited to the amounts by which the counterparties' obligations exceed the obligations of Ricoh. It is Ricoh's policy to only enter into financial instrument contracts with a diversity of high credit rated financial institutions to minimize the concentration of credit risk. Therefore, Ricoh does not expect to incur material credit losses on its financial instruments.


Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

                                     PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.



                                    PART III


Item 17. Financial Statements

     Not applicable.


Item 18. Financial Statements

     See Consolidated Financial Statements and Schedule.


Item 19. Exhibits

     Documents filed as exhibits to this annual report:

     (1)  Articles of Incorporation, as amended (English translation)

     (2)  Certificate of English Translations

     (3)  Assurances letter concerning the audit by Arthur Andersen

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   RICOH COMPANY, LTD.
                                                   ---------------------
                                                   (Registrant)


                                               By   /s/  Zenji Miura
                                                   ----------------------
                                                   Zenji Miura
                                                   Senior Vice President



June 27, 2002

RICOH COMPANY, LTD.

Financial Statements and Schedules
For the years ended March 31, 2000, 2001 and 2002
Together with Report of Independent Public Accountants

Ricoh Company, Ltd. and Consolidated Subsidiaries
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               Page
                                                                                                           -----------
Report of Independent Public Accountants                                                                           F-3

Consolidated Balance Sheets as of March 31, 2001 and 2002                                                   F-4 to F-5

Consolidated Statements of Income for the years ended March 31, 2000, 2001 and 2002                                F-6

Consolidated Statements of Shareholders' Investment for the years ended March 31, 2000, 2001 and 2002              F-7

Consolidated Statements of Cash Flows for the years ended March 31, 2000, 2001 and 2002                            F-8

Notes to Consolidated Financial Statements                                                                 F-9 to F-36

Schedule:
  II. Valuation and Qualifying Accounts and Reserves                                                              F-37


     The consolidated financial statements listed are presented in Japanese yen, and the amounts pertaining to the most recent year are also expressed in U.S. dollars, for convenience only, as described in Note 3.

     All schedules not listed have been omitted because they are not applicable, or the required information has been otherwise supplied in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and the Board of Directors of Ricoh Company, Ltd.:

     We have audited the accompanying consolidated balance sheets of Ricoh Company, Ltd. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended March 31, 2002, expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and its consolidated subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America (see Note 2).

     As discussed in Note 2 to the consolidated financial statements, the Company and its subsidiaries changed its method of accounting for derivative instruments and hedging activities effective April 1, 2001.

     In our opinion, the amounts translated into U.S. dollars and presented in the accompanying consolidated financial statements have been computed on the basis set forth in Note 3.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



Arthur Andersen
---------------
(Signature)

Tokyo, Japan
May 31, 2002

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2002

                                                                                 Thousands of
                                                           Millions of Yen       U.S. Dollars
                                                       ----------------------    ------------
                                                         2001         2002           2002
ASSETS                                                 ---------    ---------    ------------
------
Current Assets:
  Cash and cash equivalents                               64,457      142,508     $ 1,071,489
  Time deposits                                           11,187       12,478          93,820
  Marketable securities                                   62,213       50,599         380,444
  Trade receivables-
    Notes                                                 96,329       85,269         641,120
    Accounts                                             331,575      376,073       2,827,616
    Less- Allowance for doubtful receivables             (17,043)     (18,943)       (142,429)
  Inventories-
    Finished goods                                       126,189      116,435         875,451
    Work in process and raw materials                     50,194       45,741         343,917
  Deferred income taxes                                   54,306       53,508         402,316
                                                       ---------    ---------    ------------
      Total current assets                               779,407      863,668       6,493,744
                                                       ---------    ---------    ------------
Property, Plant and Equipment, at cost:
  Land                                                    43,518       44,542         334,902
  Buildings                                              195,103      202,581       1,523,166
  Machinery and equipment                                631,015      663,723       4,990,398
  Construction in progress                                 1,862        2,969          22,323
                                                       ---------    ---------    ------------
                                                         871,498      913,815       6,870,789
  Less- Accumulated depreciation                        (604,249)    (654,435)     (4,920,563)
                                                       ---------    ---------    ------------
                                                         267,249      259,380       1,950,226
                                                       ---------    ---------    ------------
Investments and Other Assets:
  Finance receivables                                    428,790      447,829       3,367,135
  Investment securities                                   49,076       28,886         217,188
  Investments in and advances to affiliates               43,014       47,434         356,647
  Lease deposits and other                               137,255      185,731       1,396,474
                                                       ---------    ---------    ------------
                                                         658,135      709,880       5,337,444
                                                       ---------    ---------    ------------
                                                       1,704,791    1,832,928     $13,781,414
                                                       =========    =========    ============

                                                                                                     Thousands of
                                                                         Millions of Yen             U.S. Dollars
                                                                    ---------------------------      ------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT                              2001              2002             2002
----------------------------------------                            ---------         ---------      ------------

Current Liabilities:
  Short-term borrowings                                               195,770           161,094       $ 1,211,233
  Current maturities of long-term indebtedness                        125,415            67,314           506,120
  Trade payables-
    Notes                                                              42,474            35,481           266,775
    Accounts                                                          249,317           242,272         1,821,594
  Accrued income taxes                                                 34,396            33,356           250,797
  Accrued expenses and other                                          132,064           126,184           948,752
                                                                    ---------         ---------      ------------
      Total current liabilities                                       779,436           665,701         5,005,271
                                                                    ---------         ---------      ------------
Long-term Liabilities:
  Long-term indebtedness                                              217,743           332,995         2,503,722
  Accrued pension and severance costs                                  82,828           119,572           899,037
  Deferred income taxes                                                20,625            30,592           230,015
                                                                    ---------         ---------      ------------
                                                                      321,196           483,159         3,632,774
                                                                    ---------         ---------      ------------
Minority Interests                                                     47,431            51,048           383,820
                                                                    ---------         ---------      ------------
Commitments and Contingent Liabilities (Note 16)

Shareholders' Investment:
  Common stock;
    Authorized - 1,000,000,000 shares
    Issued and outstanding - 692,755,584 shares in 2001 and
     727,278,256 shares in 2002                                       103,434           120,461           905,722
  Additional paid-in capital                                          154,635           171,628         1,290,436
  Legal reserve                                                        16,223            16,815           126,428
  Retained earnings                                                   316,224           368,926         2,773,880
  Accumulated other comprehensive income (loss)                       (33,788)          (44,376)         (333,654)
  Treasury stock at cost; 191,518 shares in 2002                            -              (434)           (3,263)
                                                                    ---------         ---------      ------------
    Total shareholders' investment                                    556,728           633,020         4,759,549
                                                                    ---------         ---------      ------------
                                                                    1,704,791         1,832,928       $13,781,414
                                                                    =========         =========      ============

       The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended March 31, 2000, 2001 and 2002

                                                                               Thousands of
                                                       Millions of Yen         U.S. Dollars
                                             --------------------------------  -------------
                                                  2000       2001       2002       2002
--------------------------------------------------------------------------------------------
Net Sales                                    1,447,157   1,538,262  1,672,340    $12,573,985
Cost of Sales                                  867,148     924,893    972,394      7,311,233
--------------------------------------------------------------------------------------------
    Gross profit                               580,009     613,369    699,946      5,262,752

Selling, General and Administrative
 Expenses                                      491,088     508,264    570,251      4,287,602
--------------------------------------------------------------------------------------------
    Operating income                            88,921     105,105    129,695        975,150
--------------------------------------------------------------------------------------------

Other (Income) Expenses:
  Interest and dividend income                  (5,997)     (8,045)    (4,753)       (35,737)
  Interest expense                              10,181       7,787      8,233         61,902
  Foreign currency exchange (gain) loss,
   net                                           6,004      (3,490)     5,732         43,098
  Other, net                                     8,340      11,088      6,533         49,120
--------------------------------------------------------------------------------------------
    Total                                       18,528       7,340     15,745        118,383
--------------------------------------------------------------------------------------------

Income before Income Taxes, Minority
 Interests and Equity in Earnings of
 Affiliates                                     70,393      97,765    113,950        856,767

Provision for Income Taxes:
  Current                                       46,416      53,506     52,365        393,722
  Deferred                                     (18,053)     (9,994)    (1,218)        (9,158)
--------------------------------------------------------------------------------------------
    Total                                       28,363      43,512     51,147        384,564
--------------------------------------------------------------------------------------------

Income before Minority Interests and
 Equity in Earnings of Affiliates               42,030      54,253     62,803        472,203
Minority Interests                               2,599       3,123      3,080         23,158
Equity in Earnings of Affiliates                 2,497       2,098      1,891         14,218
--------------------------------------------------------------------------------------------
    Net Income                                  41,928      53,228     61,614    $   463,263
============================================================================================

                                                             Yen                U.S. Dollars
                                              -------------------------------   ------------
Per Share of Common Stock
--------------------------------------------------------------------------------------------
Net income:
  Basic                                          60.61       76.85      88.27          $0.66
  Diluted                                        56.06       71.02      82.46           0.62
============================================================================================
Cash dividends, applicable to the year           11.00       12.00      13.00          $0.10
============================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
--------------------------------------------------------------------------------------------
Net income:
  Basic                                         303.05      384.25     441.35          $3.32
  Diluted                                       280.30      355.10     412.30           3.10
============================================================================================
 Cash dividends, applicable to the year          55.00       60.00      65.00          $0.49
============================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Years Ended March 31, 2000, 2001 and 2002


                                                                                Thousands of
                                                        Millions of Yen         U.S. Dollars
                                                -----------------------------   ------------
                                                   2000       2001      2002          2002
--------------------------------------------------------------------------------------------
Common Stock:
  Beginning balance                               102,849   103,112   103,434       $777,699
  Conversion of convertible bonds; 484,328
   shares in 2000, 672,625 shares in 2001
   and 34,522,672 shares in 2002                      263       322    17,027        128,023
--------------------------------------------------------------------------------------------
  Ending balance                                  103,112   103,434   120,461       $905,722
============================================================================================

Additional Paid-in Capital:
  Beginning balance                               154,055   154,314   154,635     $1,162,669
  Conversion of convertible bonds                     259       321    16,993        127,767
--------------------------------------------------------------------------------------------
  Ending balance                                  154,314   154,635   171,628     $1,290,436
============================================================================================

Legal Reserve:
  Beginning balance                                14,271    15,178    16,223       $121,977
  Transfer from retained earnings                     907     1,045       592          4,451
--------------------------------------------------------------------------------------------
  Ending balance                                   15,178    16,223    16,815       $126,428
============================================================================================

Retained Earnings:
  Beginning balance                               238,592   272,004   316,224     $2,377,624
  Net income for the year                          41,928    53,228    61,614        463,263
  Dividends declared                               (7,609)   (7,963)   (8,320)       (62,556)
  Transfer to legal reserve                          (907    (1,045)     (592)        (4,451)
--------------------------------------------------------------------------------------------
  Ending balance                                  272,004   316,224   368,926     $2,773,880
============================================================================================

Accumulated other comprehensive income (loss):
  Beginning balance                               (22,308)   (3,102)  (33,788)    $ (254,045)
  Foreign currency translation adjustments         (7,394)   (1,740)    6,516         48,992
  Unrealized gains (losses) on securities,
   net of reclassification adjustment               9,355    (6,967)     (766)        (5,759)
  Unrealized losses on derivatives , net of
   reclassification adjustment                          -         -      (207)        (1,556)
  Minimum pension liability adjustments            17,245   (21,979)  (16,131)      (121,286)
--------------------------------------------------------------------------------------------
  Ending balance                                   (3,102)  (33,788)  (44,376)    $ (333,654)
============================================================================================

Treasury stock:
  Beginning balance                                     -         -         -              -
  Purchase of treasury stock                            -         -    (1,083)    $   (8,143)
  Sales of treasury stock                               -         -       649          4,880
--------------------------------------------------------------------------------------------
  Ending balance                                        -         -      (434)    $   (3,263)
============================================================================================

Comprehensive income:
  Net income for the year                          41,928    53,228    61,614     $  463,263
  Other comprehensive income (loss) for the
   year, net of tax                                19,206   (30,686)  (10,588)       (79,609)
--------------------------------------------------------------------------------------------
  Total comprehensive income for the year          61,134    22,542    51,026     $  383,654
============================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2000, 2001 and 2002


                                                                                       Thousands of
                                                              Millions of Yen          U.S. Dollars
                                                       ------------------------------  ------------
                                                          2000       2001      2002        2002
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                             41,928      53,228    61,614      $463,263
  Adjustments to reconcile net income to net cash
   provided by operating activities-
    Depreciation and amortization                        61,946      62,142    73,782       554,752
    Equity in earnings of affiliates, net of
     dividends received                                    (846)     (1,056)   (1,260)       (9,474)
    Deferred income taxes                               (18,053)     (9,994)   (1,218)       (9,158)
    Losses on disposals and sales of property,
     plant and equipment                                    207       2,223     1,665        12,519
    Changes in assets and liabilities, net of
     effects from acquisition-
      Increase in trade receivables                      (7,794)    (32,476)  (20,006)     (150,421)
      Decrease (increase) in inventories                  8,502      (7,167)   21,194       159,353
      Increase in finance receivables                   (22,914)    (15,127)  (13,620)     (102,406)
      (Decrease) increase in trade payables              23,852      16,235   (19,535)     (146,880)
      (Decrease) increase in accrued income taxes
       and accrued expenses and other                    27,620      27,310   (13,592)     (102,195)
      Increase in accrued pension and severance
       costs                                              8,618       1,667     8,374        62,962
    Other, net                                           12,574       5,743     7,740        58,196
---------------------------------------------------------------------------------------------------
    Net cash provided by operating activities           135,640     102,728   105,138       790,511
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and
   equipment                                              2,989       1,120       756         5,684
  Expenditures for property, plant and equipment        (56,930)    (73,040)  (75,231)     (565,647)
  Payments for purchases of available-for-sale
   securities                                           (54,194)    (52,853)  (38,564)     (289,955)
  Proceeds from sales of available-for-sale
   securities                                            24,534      93,705    68,736       516,812
  Decrease in investments in and advances to
   affiliates                                             4,254          51         5            38
  (Increase) decrease in time deposits                   (1,571)      6,797      (477)       (3,586)
  Decrease in cash deposits for assignment of debt
   securities                                            50,000           -         -             -
  Payments for acquisition of Lanier Worldwide,
   Inc., net of cash acquired                                 -     (28,103)        -             -
  Other, net                                              2,428     (10,405)  (21,017)     (158,023)
---------------------------------------------------------------------------------------------------
    Net cash used in investing activities               (28,490)    (62,728)  (65,792)     (494,677)
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term loans                           8,362      33,183    71,075       534,399
  Repayment of long-term loans                          (36,699)   (114,701)  (79,640)     (598,797)
  (Decrease) increase in short-term borrowings, net     (56,529)      5,565   (39,414)     (296,346)
  Proceeds from issuance of long-term debt
   securities                                            35,000           -   103,500       778,195
  Repayment of long-term debt securities                (66,620)     (2,990)  (10,000)      (75,188)
  Cash dividends paid                                    (7,595)     (7,964)   (8,322)      (62,571)
  Other, net                                              2,832      (1,475)     (964)       (7,248)
---------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing
     activities                                        (121,249)    (88,382)   36,235       272,444
---------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS                                             (4,718)      1,001     2,470        18,572
---------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    (18,817)    (47,381)   78,051       586,850
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          130,655     111,838    64,457       484,639
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                111,838      64,457   142,508    $1,071,489
===================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 CASH PAID DURING THE YEAR FOR-
  Interest                                               17,305      13,749     9,418    $   70,812
  Income taxes                                           26,546      57,192    53,129       399,466
===================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   NATURE OF OPERATIONS


     Ricoh Company, Ltd. (the "Company") was established in 1936 and is headquartered in Tokyo, Japan. The Company and its consolidated subsidiaries ("Ricoh" as a consolidated group) is a world-wide supplier of office automation equipment, including copiers, facsimile machines, data processing systems, printers and related supplies. Ricoh is also well known for its state-of-the-art electronic devices, digital photographic equipment and others.

     Ricoh distributes its products primarily through domestic (Japan) and foreign sales subsidiaries. Overseas, Ricoh owns and distributes not only Ricoh brand products but also other brands, such as Gestetner, Lanier and Savin.

     Ricoh manufactures its products primarily in 15 plants in Japan and 7 plants overseas, which are located in the United States, United Kingdom, France, and China.


2.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     The accompanying consolidated financial statements of Ricoh have been prepared in conformity with accounting principles generally accepted in the United States of America, modified for the accounting for stock splits (see Note 2.(o) below). Significant accounting and reporting policies are summarized below:


(A)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Ricoh. Investments in 20% to 50% owned companies are accounted for on the equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

     The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended three months or less prior to March 31, and significant transactions after then are appropriately adjusted in consolidation.


(B)  REVENUE RECOGNITION

     Ricoh recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped to and received by the customer or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.


(C)  TRANSLATION OF FOREIGN CURRENCY ACCOUNTS

     Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation", assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are accumulated as a part of other comprehensive income (loss) included in shareholders' investment.

(D)  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Ricoh currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative instruments, and beginning April 1, 2001, accounts for them in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

     Ricoh enters into a derivative contract and designates the derivative as;
(1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of the variability of cash flows that are to be paid in connection with a recognized liability (cash flow hedge), or (3) a derivative instrument that is not designated for hedge accounting treatment. For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. Ricoh also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. Ricoh does not hold any derivative instruments for trading purposes. See Note 15 for further description of Ricoh's specific programs to manage risk using derivative financial instruments.

     On April 1, 2001, Ricoh adopted SFAS No. 133 and SFAS No. 138. The cumulative effect adjustment upon the adoption of SFAS No. 133 and SFAS No. 138, net of the related income tax effect, resulted in a decrease in net income of approximately 66 million yen ($496 thousand) and a decrease in other comprehensive income (loss) of approximately 1,864 million yen ($14,015 thousand).

     Prior to April 1, 2001, gains and losses on hedges of existing assets or liabilities were included in the carrying amounts of those assets or liabilities and were ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments and anticipated transactions were deferred and recognized in income, or as adjustments of carrying amounts, when the hedged transaction occurred.


(E)  SECURITIES

     Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires investments in debt and certain equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of March 31, 2001 and 2002, a substantial part of Ricoh's investments in debt and equity securities are classified as available-for-sale securities. Those classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in other comprehensive income (loss). Individual securities classified as available-for-sale are reduced to net realizable value for any other than temporary declines in market value.

     Available-for-sale securities which are expected to be sold in one year are classified as current assets.

     The cost of the securities sold was computed based on the average cost of each security held at the time of sale.

     The non-marketable equity securities primarily relate to less than 20% owned companies and are stated at cost.

(F)  INVENTORIES

     Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.


(G)  PLANT AND EQUIPMENT

     Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 40% of the consolidated depreciation expense.

     Effective rates of depreciation for the years ended March 31, 2000, 2001 and 2002 are summarized below:

                                                    2000       2001       2002
------------------------------------------------------------------------------
Buildings                                            7.9%       8.0%       8.3%
Machinery and equipment                             37.6       36.6       40.6

------------------------------------------------------------------------------

     Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases." The aggregate cost included in plant and equipment and related accumulated depreciation as of March 31, 2001 and 2002 were as follows:

                                                                   Thousands of
                                              Millions of Yen      U.S. Dollars
                                             ------------------    ------------
                                              2001        2002         2002
-------------------------------------------------------------------------------
Aggregate cost                                6,413       6,578      $49,459
Accumulated depreciation                      3,448       3,965       29,812

-------------------------------------------------------------------------------


     The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2002 were 3,286 million yen ($24,707 thousand) and 3,113 million yen ($23,406 thousand), respectively.

     Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in other income or expenses.


(H)  GOODWILL

     Ricoh has classified the cost in excess of fair value of the net assets of major companies acquired in purchase transactions as goodwill. Goodwill is being amortized on a straight-line method over the estimated periods benefited, not to exceed 20 years.


(I)  PENSION AND RETIREMENT ALLOWANCES PLANS

     Ricoh conforms with SFAS No. 87, "Employers' Accounting for Pensions" in accounting for pension and retirement allowances plans.

(J)  INCOME TAXES

     Ricoh conforms with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach for financial accounting and reporting for income taxes.

     Income taxes are currently provided for undistributed earnings of foreign subsidiaries and affiliates except for those that are deemed to be permanent investments.


(K)  ADVERTISING

     The costs of advertising are expensed as incurred.


(L)  SHIPPING AND HANDLING COSTS

     Shipping and handling costs, which mainly include transportation to customers, are included in Selling, General and Administrative Expenses on the consolidated statements of income. Shipping and handling costs were 11,123 million yen and 13,332 million yen ($100,241 thousand) for the years ended March 31, 2001 and 2002, respectively.


(M)  IMPAIRMENT LOSS ON LONG-LIVED ASSETS

     Ricoh conforms with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", in accounting for impairment losses on long-lived assets and certain identifiable intangibles. In performing the review for recoverability of long-lived assets and certain identifiable intangibles, Ricoh estimates the future cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. For purposes of such comparison, portions of unallocated excess of cost over net assets acquired were attributed to related long-lived assets and identifiable intangible assets, based upon the relative fair values of such assets at acquisition. Measurement of an impairment loss for long-lived assets and identifiable intangibles is based on the fair value of the asset.


(N)  EARNINGS PER SHARE

     Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.


(O)  ACCOUNTING FOR STOCK SPLITS

     Before September 30, 2001, the stock splits of common stock made at various times had been accounted for by transferring an amount equivalent to the par value of such stocks from additional paid-in capital to common stock in the case of capitalization by resolution of the Board of Directors. However, no accounting recognition was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. The Japanese Commercial Code, amended effective on October 1, 2001, no longer requires a transfer from additional paid-in capital to common stock in such cases (see Note 12).

     In the United States, distributions of shares in comparable circumstances are required to be accounted for by transferring amounts equal to the fair market value of the shares issued from retained earnings to common stock and additional paid-in capital.


(P)  CONSOLIDATED STATEMENTS OF CASH FLOWS

     Cash and cash equivalents include highly liquid investments with a maturity of three months or less at the date of purchase.

     The following noncash transactions have been excluded from the consolidated statements of cash flows:


                                                                                                    Thousands of
                                                                    Millions of Yen                 U.S. Dollars
                                                          ----------------------------------        ------------
                                                            2000          2001         2002             2002
----------------------------------------------------------------------------------------------------------------
Conversion of convertible bonds                             4,676         1,088       35,620           $267,820
Capital lease obligations incurred                          1,426           289          445              3,346
Transfer of securities to pension fund                     20,760             -            -                  -
Assets and liabilities of Lanier Worldwide, Inc.
 in 2001:
  Fair value of assets acquired                                 -       134,586            -                  -
  Liabilities assumed                                           -       104,623            -                  -
----------------------------------------------------------------------------------------------------------------


(Q)  USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     The Company has identified four areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, realizability of deferred income tax assets and pension accounting.


(R)  NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method. SFAS No. 141 also refines the definition of intangible assets acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different from the allocation that would have resulted under the old rules. Business combinations must be accounted for using SFAS No. 141 beginning on July 1, 2001.

     SFAS No. 142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. It will be adopted on April 1, 2002.

     These new requirements will impact future period net income by an amount equal to the discontinued goodwill amortization offset by goodwill impairment charges, if any, and adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. A transitional impairment test of goodwill is required as of April 1, 2002, the date of adoption. Ricoh is currently assessing the impact of the new impairment testing requirements that may have on its consolidated financial position and result of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The new standard will be adopted on April 1, 2003, and is not expected to have a material effect on Ricoh's consolidated financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The new standard will be adopted on April 1, 2002, and does not expected to have a material effect on Ricoh's consolidated financial position or results of operations.


3.   BASIS OF PRESENTING FINANCIAL STATEMENTS

     The accounts of the Company and its domestic subsidiaries are maintained in yen. The accompanying consolidated financial statements as of March 31, 2001 and 2002 and for the years ended March 31, 2000, 2001 and 2002 have been presented in yen, and for the convenience of the reader the consolidated financial statements as of March 31, 2002 and for the year then ended have also been presented in U.S. dollars by arithmetically translating all yen amounts by using the exchange rate of 133 yen to US $1 in effect at March 31, 2002.

     The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and accounting practices. Foreign subsidiaries maintain their books in conformity with those of the countries of their domicile.

     The accompanying financial statements are presented on a consolidated basis and reflect certain adjustments, not recorded in the Ricoh's books, to present them in conformity with accounting principles generally accepted in the United States of America, modified for the accounting for stock splits (see Note 2(o)). The principal accounting adjustments relate to bonds with detachable stock purchase warrants, impairment of long-lived assets and for long-lived assets to be disposed of, accrued pension and severance costs and certain other accrued expenses, sales-type leases, derivatives and providing for the income tax effect of such adjustments.


4.   ACQUISITION

     In January 2001, Ricoh completed a take-over bid ("TOB") for Lanier Worldwide, Inc. ("Lanier"). As a result of this acquisition, Lanier became a wholly-owned subsidiary that distributes Lanier brand name office equipment products in the global marketplace.

     The acquisition was accounted for as a purchase transaction. The excess of purchase price over the estimated fair value of the net assets acquired is being amortized over 20 years. As of April 1, 2002, Ricoh adopted new authoritative accounting guidance relating to both the initial recording and subsequent impairment testing of goodwill and other intangible assets, and remaining goodwill is no longer amortized (see Note 2(r)).

     The post-acquisition period for the two months ended March 31, 2001, was consolidated in the accompanying financial statements. The following unaudited pro forma information presents the consolidated results of operations for the years ended March 31, 2000 and 2001, as if the acquisition had occurred as of the beginning of each year presented:


                                                         Millions of Yen
                                                     -----------------------
                                                       2000          2001
----------------------------------------------------------------------------
Net sales                                            1,574,465     1,624,036
Net income                                              43,861        49,474

                                                               Yen
                                                     -----------------------
Net income per share of common stock-
  Basic                                                  63.41         71.43
  Diluted                                                58.63         66.03
----------------------------------------------------------------------------

     The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the acquisition been made at the beginning of the respective years or of results which may occur in the future.

5.   FINANCE RECEIVABLES

     Finance receivables as of March 31, 2001 and 2002 are comprised of lease receivables and installment loans.

     Ricoh's products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned subsidiary and to overseas customers primarily through certain overseas subsidiaries. These leases are accounted for as sales-type leases in conformity with SFAS No.13. Revenues from sales-type leases are recognized at the inception of the leases.

     Information pertaining to Ricoh's lease receivables as of March 31, 2001 and 2002 is as follows:


                                                                           Thousands of
                                                   Millions of Yen         U.S. Dollars
                                                 ---------------------     ------------
                                                   2001          2002          2002
---------------------------------------------------------------------------------------
Minimum lease payments receivable                442,886       462,356       $3,476,361
Unearned income                                  (49,995)      (50,576)        (380,271)
Allowance for doubtful receivables               (11,992)      (12,926)         (97,188)
---------------------------------------------------------------------------------------
Net lease receivables                            380,899       398,854       $2,998,902
=======================================================================================

     As of March 31, 2002, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:


                                                                           Thousands of
Years ending March 31                               Millions of Yen        U.S. Dollars
---------------------------------------------------------------------------------------
2003                                                    146,290             $1,099,925
2004                                                    126,030                947,593
2005                                                     96,941                728,880
2006                                                     60,067                451,632
2007                                                     25,994                195,444
2008 and thereafter                                       7,034                 52,887
---------------------------------------------------------------------------------------
Total                                                   462,356             $3,476,361
=======================================================================================

     Installment loans, net of allowance for doubtful receivables, as of March 31, 2001 and 2002 are primarily comprised of housing loans and term loans aggregating 47,891 million yen and 48,975 million yen ($368,233 thousand), respectively.

     Ricoh sold finance lease receivables with a pretax gain of 175 million yen and 225 million yen ($1,692 thousand) for the years ended March 31, 2001 and 2002, respectively, through securitization transactions. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh. Ricoh's retained interests are subordinate to the investor's interests. Their value is subject to credit and interest rate risk on the sold financial assets. The investors and Special Purpose Entities have no recourse to our other assets for failure of debtors to pay.

     Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2001 and 2002 were as follows:


                                                 2001            2002
-------------------------------------------------------------------------
Expected credit losses                      0.75% - 1.35%    0.75% - 1.35%
Discount rate                               0.89% - 3.00%    0.89% - 3.00%
-------------------------------------------------------------------------

     The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2002 are presented below.


                                                                                    Thousands of
                                                                Millions of Yen     U.S. Dollars
                                                                ---------------     ------------
                                                                     2002               2002
------------------------------------------------------------------------------------------------
Carrying value of retained interests (included in lease
 deposits and other in the consolidated balance sheet)               20,154            $151,534
Expected credit losses:

  +10%                                                                  144               1,083
  +20%                                                                  287               2,158

Discount rate:
  +10%                                                                   88                 662
  +20%                                                                  175               1,316
------------------------------------------------------------------------------------------------

     The hypothetical scenario does not reflect expected market conditions and should not be used as a prediction of future performance. As the figures indicate, changes in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

     The following table summarizes certain cash flows received from and paid to the Special Purpose Entities for all securitization activity for the years ended March 31, 2001 and 2002:


                                                                                Thousands of
                                                        Millions of Yen         U.S. Dollars
                                                       -----------------        ------------
                                                        2001       2002             2002
--------------------------------------------------------------------------------------------
Proceeds from new securitization                       29,869     25,000          $188,970
Servicing fees received                                    32         39               293
Repurchases of delinquent or ineligible assets          3,277      5,138            38,632
--------------------------------------------------------------------------------------------

     Amounts of delinquencies, net credit losses, and components of all receivables managed and securitized as of March 31, 2001 and 2002, and for the years then ended, are as follows:


                                                                      Millions of Yen
                                       -------------------------------------------------------------------------------------
                                                            2001                                      2002
                                       -------------------------------------------   ---------------------------------------
                                                       Principal                                    Principal
                                                       amount of                                    amount of
                                          Total       receivables                       Total      receivables
                                        principal      4 months                       principal     4 months
                                        amount of       or more         Net credit    amount of      or more      Net credit
                                       receivables      past due          losses     receivables     past due       losses
----------------------------------------------------------------------------------------------------------------------------
Principal amount outstanding            466,017           871             3,395        491,791         977          3,937
  Less: receivables securitized         (73,126)                                       (80,011)
                                        -------                                        -------
Receivables held in portfolio           392,891                                        411,780
============================================================================================================================


                                                                 Thousands of U.S. dollars
                                                       --------------------------------------------
                                                                          2002
                                                       --------------------------------------------
                                                                          Principal
                                                         Total            amount of
                                                        Principal        receivables
                                                        amount of        4 months or     Net credit
                                                       receivables      more past due      losses
---------------------------------------------------------------------------------------------------
Principal amount outstanding                           $3,697,677          $7,346          $29,602
     Less: receivables securitized                       (601,587)
                                                       ----------
Receivables held in portfolio                          $3,096,090
===================================================================================================

6.   SECURITIES

     Marketable securities and investment securities as of March 31, 2001 and 2002 consist of the following:


                                                                            Thousands of
                                                       Millions of Yen      U.S. Dollars
                                                      -----------------     ------------
                                                       2001       2002           2002
----------------------------------------------------------------------------------------
Marketable securities:
  Available-for-sale securities                       62,213     50,599         $380,444
----------------------------------------------------------------------------------------
Investment securities:
  Available-for-sale securities                       46,231     23,337         $175,466
  Non-marketable equity securities                     2,845      5,549           41,722
----------------------------------------------------------------------------------------
                                                      49,076     28,886         $217,188
========================================================================================

     The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2001 and 2002 are as follows:


                                                            Millions of Yen
                      ---------------------------------------------------------------------------------------------
                                            2001                                          2002
                      ---------------------------------------------------------------------------------------------
                                   Gross         Gross                            Gross         Gross
                                 unrealized    unrealized                       unrealized    unrealized
                                  holding       holding       Fair               holding        holding      Fair
                        Cost      gains          losses       value     Cost      gains          gains       value
-------------------------------------------------------------------------------------------------------------------
Current:
 Japanese and
 foreign
 governmental
 bond securities          997         10             -        1,007         -          -           -              -
Corporate debt
 securities             7,062          2            12        7,052    21,338      1,205          12         22,531
Other                  54,168          5            19       54,154    28,068          -           -         28,068
-------------------------------------------------------------------------------------------------------------------
                       62,227         17            31       62,213    49,406      1,205          12         50,599
===================================================================================================================
Non-current:
 Equity securities      7,686      8,805           453       16,038     7,457      6,025         469         13,013
 Corporate debt
  securities           21,587      2,656            53       24,190        20          6           -             26
Other                   7,639          6         1,642        6,003    10,612        205         519         10,298
-------------------------------------------------------------------------------------------------------------------
                       36,912     11,467         2,148       46,231    18,089      6,236         988         23,337
===================================================================================================================


                                 Thousands of U.S. Dollars
                       -----------------------------------------------
                                           2002
                       -----------------------------------------------
                                   Gross         Gross
                                 unrealized    unrealized
                                  holding       holding        Fair
                        Cost      gains          losses        value
----------------------------------------------------------------------
Current:
 Japanese and
 foreign
 governmental
 bond securities      $      -     $     -       $    -       $      -
Corporate debt
 securities            160,436       9,060           90        169,406
Other                  211,038           -            -        211,038
----------------------------------------------------------------------
                      $371,474     $ 9,060       $   90       $380,444
======================================================================
Non-current:
 Equity securities    $ 56,068     $45,301       $3,527       $ 97,842
 Corporate debt
  securities               150          45            -            195
Other                   79,790       1,541        3,902         77,429
----------------------------------------------------------------------
                      $136,008     $46,887       $7,429       $175,466
======================================================================

     Other current securities include short term Money Management Funds of 38,665 million yen and 27,025 million yen ($203,195 thousand) as of March 31, 2001 and 2002, respectively. Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

     The contractual maturities of debt securities classified as available-for-sale as of March 31, 2002, regardless of their balance sheet classification, are as follows:


                                               Millions of Yen           Thousands of U.S. Dollars
                                           ----------------------        -------------------------
                                             Cost      Fair value          Cost         Fair value
--------------------------------------------------------------------------------------------------
Due within one year                         60,026       60,905          $451,324         $457,933
Due after one year through five years           12           18                90              135
--------------------------------------------------------------------------------------------------
                                            60,038       60,923          $451,414         $458,068
==================================================================================================

     Proceeds from the sales of available-for-sale securities were 24,534 million yen, 93,705 million yen and 68,736 million yen ($516,812 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

     The gross realized gains on sales of available-for-sale securities were 1,601 million yen and 2,898 million yen for the years ended March 31, 2000 and 2001, respectively, and there were no significant realized gains on sales of available-for-sale securities for the year ended March 31, 2002. There were no significant realized losses on sales of available-for-sale securities for the three years ended March 31, 2002. The loss on securities of 2,739 million yen ($20,594 thousand) for the years ended March 31, 2002 was charged to income for declines in market value of available-for-sale securities where the decline was classified as other than temporary.

     In March 2000, the Company contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust fully administered and controlled by an independent bank trustee, with no cash proceeds thereon. The transfer of the available-for-sale securities was accounted for as a sale in accordance with SFAS No. 125 and accordingly the recorded pension liability was reduced by the fair market value amount of the transferred securities. The fair value of these securities at the time of contribution was 20,760 million yen. The net unrealized gains on these available-for-sale securities amounting to 13,095 million yen continues to be included in "Accumulated other comprehensive income
(loss)" on the consolidated balance sheets and will only be reflected in realized gains in the statements of income upon the future sale of the transferred securities by the trustee.


7.   INVESTMENTS IN AND ADVANCES TO AFFILIATES

     The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Included in these companies is COCA-COLA WEST JAPAN COMPANY, LIMITED, a 20.8% owned affiliate. The common stock of this company is publicly traded. The carrying value of the investment in this company was equal to its underlying book value and amounted to 37,196 million yen ($279,669 thousand) as of March 31, 2002. The quoted market value of this company was 37,299 million yen ($280,444 thousand) as of March 31, 2002.

     The underlying book value of the other 20% to 50% owned companies is approximately the same as their carrying value.

     Summarized financial information for all affiliates as of March 31, 2001 and 2002 and for the years ended March 31, 2000, 2001 and 2002 is as follows:


                                                                               Thousands of
                                                       Millions of Yen         U.S. Dollars
                                                     -------------------       ------------
FINANCIAL POSITION                                     2001        2002            2002
-------------------------------------------------------------------------------------------
Assets-
  Current assets                                     124,244     122,974         $  924,617
  Other assets                                       103,347     141,148          1,061,263
-------------------------------------------------------------------------------------------
                                                     227,591     264,122         $1,985,880
===========================================================================================
Liabilities and shareholders' investment-
  Current liabilities                                 34,389      41,852         $  314,677
  Other liabilities                                    8,043      13,972            105,053
  Shareholders' investment                           185,159     208,298          1,566,150
-------------------------------------------------------------------------------------------
                                                     227,591     264,122         $1,985,880
===========================================================================================

                                                                    Thousands of
                                           Millions of Yen          U.S. Dollars
                                   ------------------------------   ------------
OPERATIONS                          2000       2001        2002         2002
--------------------------------------------------------------------------------
Sales                              229,825    263,804     288,992     $2,172,872
Costs and expenses                 217,316    254,137     277,950      2,089,850
--------------------------------------------------------------------------------
Net income                          12,509      9,667      11,042     $   83,022
================================================================================

     The significant transactions of Ricoh with these affiliates for the years ended March 31, 2000, 2001 and 2002, and the related account balances at March 31, 2001 and 2002 are summarized as follows:

                                                                        Thousands of
                                               Millions of Yen          U.S. Dollars
                                         ---------------------------    ------------
                                          2000       2001      2002         2002
------------------------------------------------------------------------------------
Transactions-
  Sales                                  23,231     20,952    25,413        $191,075
  Purchases                              13,412     13,673    15,584         117,173
  Dividend income                         1,651      1,008     1,133           8,519
------------------------------------------------------------------------------------

     The unrealized gains regarding above transactions were eliminated in the consolidated financial statements.

                                                                  Thousands of
                                         Millions of Yen          U.S. Dollars
                                       --------------------       ------------
                                        2001           2002            2002
------------------------------------------------------------------------------
Account balances-
  Receivables                          6,398          8,513           $64,008
  Payables                             1,979          2,858            21,489
------------------------------------------------------------------------------

     As of March 31, 2002, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of 37,819 million yen ($284,353 thousand).

8.   INCOME TAXES

     Income before income taxes, minority interests and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2000, 2001 and 2002 are as follows:


                                                                                           Thousands of
                                                                 Millions of Yen           U.S. Dollars
                                                          ----------------------------     ------------
                                                           2000       2001      2002           2002
-------------------------------------------------------------------------------------------------------
Income before income taxes, minority interests and
 equity in earnings of affiliates-
  Domestic                                                 49,135     77,820    95,723       $719,722
  Foreign                                                  21,258     19,945    18,227        137,045
-------------------------------------------------------------------------------------------------------
                                                           70,393     97,765   113,950       $856,767
=======================================================================================================
Provision for income taxes-
  Current:
   Domestic                                                38,105     45,684    43,564       $327,549
   Foreign                                                  8,311      7,822     8,801         66,173
-------------------------------------------------------------------------------------------------------
                                                           46,416     53,506    52,365        393,722
=======================================================================================================
  Deferred:
   Domestic                                               (19,110)   (10,380)   (3,524)       (26,496)
   Foreign                                                  1,057        386     2,306         17,338
-------------------------------------------------------------------------------------------------------
                                                          (18,053)    (9,994)   (1,218)        (9,158)
=======================================================================================================
Consolidated provision for income taxes                    28,363     43,512    51,147       $384,564
=======================================================================================================


Total income taxes are allocated as follows:

                                                                                              Thousands of
                                                                   Millions of Yen            U.S. Dollars
                                                           ----------------------------       ------------
                                                            2000       2001       2002             2002
----------------------------------------------------------------------------------------------------------
Provision for income taxes                                 28,363     43,512     51,147          $384,564
Shareholders' investment:
  Foreign currency translation adjustments                 (3,723)    (1,252)     2,062            15,504
  Unrealized gains (losses) on  securities                  2,072        629       (582)           (4,376)
  Unrealized losses on derivatives                              -          -       (146)           (1,098)
  Minimum pension liability adjustment                     15,572    (15,818)   (11,760)          (88,421)
----------------------------------------------------------------------------------------------------------
                                                           42,284     27,071     40,721          $306,173
==========================================================================================================

     Reconciliations of the normal tax rates in Japan with the effective tax rates for the years ended March 31, 2000, 2001 and 2002, are as follows:


                                                                               2000         2001        2002
------------------------------------------------------------------------------------------------------------
Normal tax rate                                                                 42%          42%          42%
Permanently nondeductible expenses, net of nontaxable income                     3            2            1
Tax benefits not recognized on operating losses of certain consolidated
 subsidiaries                                                                    0            0            3
Decrease in the beginning-of-the-year balance of the valuation allowance
 for deferred tax assets                                                        (2)          (2)          (0)
Other, net                                                                      (3)           3           (1)
------------------------------------------------------------------------------------------------------------
Effective tax rate                                                              40%          45%          45%
============================================================================================================

     Permanently nondeductible expenses include directors' bonuses and entertainment expenses. Permanently nontaxable income includes dividends received and exported technology fees.

     The tax effects of temporary differences giving rise to the consolidated deferred income tax assets and liabilities as of March 31, 2001 and 2002 are as follows:


                                                                                                      Thousands of
                                                                            Millions of Yen           U.S. Dollars
                                                                          ---------------------       ------------
                                                                           2001          2002             2002
------------------------------------------------------------------------------------------------------------------
Assets:
  Intercompany profits and inventory write-downs                           25,247        24,755         $186,128
  Accrued expenses                                                         19,993        17,866          134,331
  Depreciation                                                              3,570         4,640           34,887
  Accrued pension and severance costs                                      31,230        41,523          312,203
  Net operating losses carryforward                                        14,439        19,080          143,459
  Other                                                                    11,826        21,467          161,406
------------------------------------------------------------------------------------------------------------------
                                                                          106,305       129,331          972,414
  Less- Valuation allowance                                                (8,403)      (11,300)         (84,963)
------------------------------------------------------------------------------------------------------------------
                                                                           97,902       118,031         $887,451
==================================================================================================================

Liabilities:

  Sales-type leases                                                        (5,577)       (4,964)        $(37,323)
  Undistributed earnings of foreign subsidiaries and affiliates            (9,626)      (12,291)         (92,414)
  Net unrealized holding gains on available-for-sale securities            (9,397)       (8,932)         (67,158)
  Other                                                                    (2,676)       (9,757)         (73,361)
------------------------------------------------------------------------------------------------------------------
                                                                          (27,276)      (35,944)        (270,256)
==================================================================================================================
Net deferred tax assets                                                    70,626        82,087         $617,195
==================================================================================================================

     Net deferred tax assets as of March 31, 2001 and 2002 are included in the consolidated balance sheets as follows:

                                                                                                Thousands of
                                                                         Millions of Yen        U.S. Dollars
                                                                       ------------------       ------------
                                                                         2001       2002            2002
------------------------------------------------------------------------------------------------------------
Deferred income taxes (Current Assets)                                  54,306     53,508         $402,316
Lease deposits and other                                                37,361     59,732          449,112
Accrued expenses and other                                                (416)      (561)          (4,218)
Deferred income taxes (Long-Term Liabilities)                          (20,625)   (30,592)        (230,015)
------------------------------------------------------------------------------------------------------------
                                                                        70,626     82,087         $617,195
============================================================================================================

     The net changes in the total valuation allowance for the years ended March 31, 2000, 2001 and 2002 were a decrease of 114 million yen and increases of 246 million yen and 2,897 million yen ($21,782 thousand), respectively.

     The valuation allowance was established to reduce the deferred tax assets to the amount that is expected to be realized. The valuation allowance principally relates to the tax effects of net operating losses recorded by certain subsidiaries.

     As of March 31, 2002, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately 53,146 million yen ($399,594 thousand) which were available to reduce future income taxes, if any. Approximately 25,019 million yen ($188,113 thousand) of the operating losses expire within a five-year period while the remainder principally have an indefinite carryforward period.


8.   SHORT-TERM BORROWINGS AND TRADE NOTES RECEIVABLE DISCOUNTED WITH BANKS

     Short-term borrowings as of March 31, 2001 and 2002 consist of the following:


                                              Weighted average                                 Thousands of
                                                interest rate             Millions of Yen      U.S. Dollars
                                              ----------------           ------------------    ------------
                                              2001        2002             2001       2002         2002
-----------------------------------------------------------------------------------------------------------
Borrowings, principally from banks            3.3%        1.3%           131,902    103,784      $  780,331
Commercial paper                              2.2         1.5             63,868     57,310         430,902
-----------------------------------------------------------------------------------------------------------
                                                                         195,770    161,094      $1,211,233
===========================================================================================================

     The Company and certain of its subsidiaries regularly discount trade notes receivable on a full recourse basis with banks. These trade notes receivable discounted are contingent liabilities. The weighted average interest rates on these trade notes receivable discounted were 4.8% as of March 31, 2001 and 2.8% as of March 31, 2002, respectively.

     The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding line of credit and overdrawing, and hold the issuing programs of commercial paper and medium-term notes. The unused lines of credit were amounting to 527,925 million yen and 580,785 million yen ($4,366,805 thousand) as of March 31, 2001 and 2002, respectively, of which 323,101 million yen and 342,045 million yen ($2,571,767 thousand) related to commercial paper and medium-term notes programs at prevailing interest rates.


10.  LONG-TERM INDEBTEDNESS

     Long-term indebtedness as of March 31, 2001 and 2002 consists of the followings:

                                                      Conversion                                    Thousands of
                                                        price             Millions of Yen           U.S. Dollars
                                                     -----------         -------------------        ------------
                                                     (Per share)          2001         2002             2002
----------------------------------------------------------------------------------------------------------------
Convertible bonds-
 1.8%, payable in yen, due March 2002                   824.70            1,298            -         $      -
 1.5%, payable in yen, due March 2002                   993.00           32,764            -                -
 0.35%, payable in yen, due March 2003                1,210.00           29,889       29,886          224,707
 0.4%, payable in yen, due September 2002 issued
  by a consolidated subsidiary                        1,594.40            5,764        4,163           31,301
----------------------------------------------------------------------------------------------------------------
    Total convertible bonds                                              69,715       34,049          256,008
================================================================================================================
Bonds-
 2.075%, straight bonds, payable in yen, due
  April 2005                                                             40,000       40,000          300,752

                                                      Conversion                                    Thousands of
                                                        price             Millions of Yen           U.S. Dollars
                                                     -----------       ---------------------        ------------
                                                     (Per share)          2001         2002             2002
----------------------------------------------------------------------------------------------------------------
 0.87%, straight bonds, payable in yen, due March
  2007                                                                       -        35,000           263,158
 1.34%, straight bonds, payable in yen, due March
  2009                                                                       -        25,000           187,970
 2.9%, straight bonds, payable in yen, due August
  2001 issued by a consolidated subsidiary                               10,000            -                 -
 0.9%, straight bonds, payable in yen, due June
  2003 issued by a consolidated subsidiary                                5,000        5,000            37,594
 1.17%, straight bonds, payable in yen, due June
  2004 issued by a consolidated subsidiary                               10,000       10,000            75,188
 1.1%, straight bonds, payable in yen, due
  February 2004 issued by a consolidated
  subsidiary                                                             10,000       10,000            75,188
 0.73%, straight bonds, payable in yen, due June
  2006 issued by a consolidated subsidiary                                    -       10,000            75,188
 2.1%, straight bonds, payable in yen, due
  October 2009 issued by a consolidated
  subsidiary                                                             10,000       10,000            75,188
 Medium-term notes, 0.06% ~ 3.89%,
  due through 2005 issued by a consolidated
  subsidiary                                                              1,239       39,162           294,451
----------------------------------------------------------------------------------------------------------------
    Total bonds                                                          86,239      184,162         1,384,677
================================================================================================================
Unsecured loans-
  Banks and insurance companies,
   0.22% ~ 11.60%, due through 2011                                     174,365      170,537         1,282,233
----------------------------------------------------------------------------------------------------------------
Secured loans-
 Banks, insurance companies and other financial institution,
   0% ~ 3.50%, due through 2020                                           9,522        4,799            36,082
----------------------------------------------------------------------------------------------------------------
Capital lease obligations (see Note 2(g))                                 3,317        3,113            23,406
================================================================================================================
    Total                                                               343,158      396,660         2,982,406
SFAS No.133 fair value adjustment                                             -        3,649            27,436
Less- Current maturities included in current liabilities               (125,415)     (67,314)         (506,120)
----------------------------------------------------------------------------------------------------------------
                                                                        217,743      332,995        $2,503,722
================================================================================================================

     Secured loans are collateralized by land, buildings and lease receivables with a book value of 8,728 million yen ($65,624 thousand) as of March 31, 2002.

     The convertible bonds are convertible into common stock at the option of the holders, currently at applicable conversion prices per share as listed in the above table. These conversion prices are subject to adjustment in certain events including subsequent stock splits and shares subsequently issued at less than market value.

     The convertible bonds and some straight bonds outstanding as of March 31, 2002 are redeemable at the option of Ricoh at 100% of the principal amounts under certain conditions as provided in the applicable agreements.

     If all convertible bonds of the Company were converted as of March 31, 2002, 24,699 thousand shares of common stock would be issuable.

     Convertible bonds and the other bonds are subject to certain covenants such as restrictions on earnings and certain additional secured indebtedness, as defined in the agreements. Ricoh presently estimates that none of such covenants would be applicable to the outstanding bonds.

     Certain loan agreements provide, among other things, that the lender may request the Company to submit proposals for appropriations of earnings (including payment of dividends) to the lender for its review and approval prior to presentation to the shareholders. The Company has never been requested to submit such proposals for approval. In addition, as is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that the banks may request additional security for these loans if there is reasonable and probable cause and may treat any security furnished to the banks as well as cash deposited as security for all present and future indebtedness. The Company has never been requested to submit such additional security.

     The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2002 are as follows:


                                                                           Thousands of
Years ending March 31                            Millions of Yen           U.S. Dollars
---------------------------------------------------------------------------------------
2003                                                 67,062                 $  504,226
2004                                                 56,263                    423,030
2005                                                 71,604                    538,376
2006                                                 93,344                    701,835
2007                                                 55,144                    414,616
2008 and thereafter                                  53,243                    400,323
---------------------------------------------------------------------------------------
Total                                               396,660                 $2,982,406
=======================================================================================

11.  PENSION AND RETIREMENT ALLOWANCES PLANS

     The Company and certain of its subsidiaries have various trusted contributory and noncontributory employees pension fund ("EPF") plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. Under the terms of the domestic EPF plan, the Government welfare pension insurance benefit is substituted and commingled with the primary benefit provided by the plan.

     The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination.

     It is Ricoh's policy to fund amounts required to maintain sufficient plan assets to provide for accrued benefits based on a certain percentage of wage and salary costs. The plan assets consist principally of interest-bearing bonds and listed equity securities.

     The changes in the benefit obligation and plan assets of the defined benefit plans for the years ended March 31, 2001 and 2002 are as follows:


                                                                                                  Thousands of
                                                                          Millions of Yen         U.S. Dollars
                                                                      ----------------------      ------------
                                                                        2001           2002           2002
--------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                              368,026       424,176      $ 3,189,293
  Service cost                                                          15,449        15,636          117,564
  Interest cost                                                         11,706        13,693          102,955
  Plan participants' contributions                                       1,513         1,585           11,917
  Actuarial loss (gain)                                                 18,024         8,309           62,474
  Acquisition                                                           16,712             -                -
  Settlement                                                                 -        (3,005)         (22,594)
  Benefits paid                                                        (10,586)      (12,558)         (94,421)
  Foreign exchange impact                                                3,332         4,726           35,534
--------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                                    424,176       452,562      $ 3,402,722
==============================================================================================================
Change in plan assets:
  Fair value of plan assets at beginning of year                       285,830       274,323      $ 2,062,579
  Actual return on plan assets                                         (31,986)      (11,715)         (88,083)
  Acquisition                                                           12,402             -                -
  Employer contribution                                                 11,879        12,680           95,338
  Plan participants' contributions                                       1,513         1,585           11,917
  Settlement                                                                 -        (2,858)         (21,488)
  Benefits paid                                                         (7,959)       (9,767)         (73,436)
  Foreign exchange impact                                                2,644         4,129           31,045
--------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year                             274,323       268,377      $ 2,017,872
==============================================================================================================
Funded status                                                         (149,853)     (184,185)     $(1,384,850)
Unrecognized net actuarial loss                                        113,056       143,448        1,078,557
Unrecognized net asset at transition, net of amortization               (3,492)       (2,953)         (22,203)
--------------------------------------------------------------------------------------------------------------
  Net amount recognized                                                (40,289)      (43,690)     $  (328,496)
==============================================================================================================
Amounts recognized in the balance sheets consist of:
  Prepaid benefit cost                                                   1,575         1,262      $     9,489
  Accrued benefit liability                                            (82,706)     (113,685)        (854,774)
  Accumulated other comprehensive income, gross of tax                  40,842        68,733          516,789
--------------------------------------------------------------------------------------------------------------
  Net amount recognized                                                (40,289)      (43,690)     $  (328,496)
==============================================================================================================


                                                                            2001                   2002
----------------------------------------------------------------------------------------------------------
Discount rate                                                           3.0% ~ 7.75%           2.8% ~ 7.25%
Rate of increase in compensation levels                                 3.7% ~ 5.5%            2.5% ~ 4.75%
Expected long-term rate of return on plan assets                        4.5% ~ 9.0%            1.5% ~ 9.5%
----------------------------------------------------------------------------------------------------------

     The discount rate, rate of increase in compensation and expected long-term rate of return on plan assets of the domestic pension plans were 3.0%, 3.7% and 4.5%, respectively, for the year ended March 31, 2001 and 2.8%~3.0%, 3.3% and 1.5%~4.5%, respectively, for the year ended March 31, 2002. The other data shown above are those of foreign pension plans.

     The net periodic benefit costs of the defined benefit plans for the three years ended March 31, 2002 consisted of the following components:


                                                                                                    Thousands of
                                                                     Millions of Yen                U.S. Dollars
                                                            ----------------------------------      ------------
                                                             2000          2001         2002             2002
----------------------------------------------------------------------------------------------------------------
Service costs                                               16,872        15,449        15,636          $117,564
Interest costs                                              13,282        11,706        13,693           102,955
Expected return on plan assets                              (8,611)      (13,410)      (13,031)          (97,978)
Net amortization                                             3,812         1,123         4,707            35,391
Settlement loss                                                  -             -           183             1,376
----------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                   25,355        14,868        21,188          $159,308
================================================================================================================


     The projected benefit obligations, accumulated benefit obligations, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were 303,113 million yen, 247,897 million yen and 213,929 million yen, respectively, as of March 31, 2001 and 335,517 million yen ($2,522,684 thousand), 280,930 million yen ($2,112,256 thousand) and 208,712 million yen ($1,569,263 thousand), respectively, as of March 31, 2002.

     In accordance with the provisions of SFAS No. 87, Ricoh was required to record an adjustment for minimum pension liability at March 31, 2001 and 2002. This liability represents the excess of the accumulated benefit obligations over the fair value of plan assets. This excess is primarily attributable to a substantial reduction in the discount rate used in pension calculation and loss on plan assets, and represents a net loss not yet recognized as net periodic benefit cost. Since there is no unrecognized prior service cost, this excess is reported in an accumulated other comprehensive income (loss), at net of tax benefits. The net changes in pension liability adjustment were an increase of 21,979 million yen for the year ended March 31, 2001 and an increase of 16,131 million yen ($121,286 thousand) for the year ended March 31, 2002, respectively.

     Employees of certain subsidiaries not covered by the EPF plan and directors of Ricoh are primarily covered by unfunded retirement allowances plans. The payments to directors are subject to shareholders' approval.

12.  SHAREHOLDERS' INVESTMENT

     The Japanese Commercial Code provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings with respect to each fiscal or interim six-month period be appropriated as a legal reserve until such reserve equals 25% of the stated capital. This legal reserve and additional paid-in capital were not available for dividends but may be used to reduce a deficit by resolution of the shareholders or may be capitalized by resolution of the Board of Directors. The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock, and this legal reserve and additional paid-in capital excess 25% of common stock may be reduced by resolution of the shareholders.

     Semiannual cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the general meeting to be held on June 27, 2002, the shareholders will approve the declaration of a cash dividend on the common stock totaling 5,090 million yen ($38,271 thousand), which will be paid to shareholders of record as of March 31, 2002. In accordance with the Japanese Commercial Code, the declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2002.

     The Japanese Commercial Code provides that at least one-half of the proceeds from shares issued at a price need to be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock between common stock and additional paid-in capital.

     The amount of retained earnings legally available for distribution is that recorded in the Company's books and amounted to 253,867 million yen ($1,908,774 thousand) as of March 31, 2002.

13.  OTHER COMPREHENSIVE INCOME (LOSS)

     Tax effects allocated to each component of other comprehensive income
(loss) are as follows:


                                                                                   Millions of Yen
                                                                      ---------------------------------------
                                                                      Before-tax       Tax         Net-of-tax
                                                                        amount       expense         amount
-------------------------------------------------------------------------------------------------------------
2000:
  Foreign currency translation adjustments                             (11,117)        3,723         (7,394)
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses) arising during the year           13,028        (2,742)        10,286
    Less- Reclassification adjustment for (gains) losses
     realized in net income                                             (1,601)          670           (931)
  Net unrealized gains (losses)                                         11,427        (2,072)         9,355
  Minimum pension liability adjustment                                  32,817       (15,572)        17,245
-------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                                     33,127       (13,921)        19,206
=============================================================================================================
2001:
  Foreign currency translation adjustments                              (2,992)        1,252         (1,740)
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses) arising during the year           (3,440)       (1,842)        (5,282)
    Less- Reclassification adjustment for (gains) losses
     realized in net income                                             (2,898)        1,213         (1,685)
  Net unrealized gains (losses)                                         (6,338)         (629)        (6,967)
  Minimum pension liability adjustment                                 (37,797)       15,818        (21,979)
-------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                                    (47,127)       16,441        (30,686)
=============================================================================================================
2002:
  Foreign currency translation adjustments                               8,578        (2,062)         6,516
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses) arising during the year           (4,212)        1,781         (2,431)
    Less- Reclassification adjustment for (gains) losses
     realized in net income                                              2,864        (1,199)         1,665
  Net unrealized gains (losses)                                         (1,348)          582           (766)
  Unrealized losses on derivatives:
    Cumulative effect of accounting change                              (3,206)        1,342         (1,864)
    Unrealized holding gains (losses) arising during the year            2,061          (871)         1,190
    Less- Reclassification adjustment for (gains) losses
     realized in net income                                                792          (325)           467
  Net unrealized gains (losses)                                           (353)          146           (207)
  Minimum pension liability adjustment                                 (27,891)       11,760        (16,131)
-------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                                    (21,014)       10,426        (10,588)
=============================================================================================================

                                                               Thousands of U.S. Dollars
                                                          ----------------------------------
                                                           Before-tax     Tax     Net-of-tax
                                                             amount     expense     amount
--------------------------------------------------------------------------------------------
2002:
  Foreign currency translation adjustments                $  64,496    $(15,504)  $  48,992
  Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during
    the year                                                (31,669)     13,391     (18,278)
   Less- Reclassification adjustment for (gains)
    losses realized in net income                            21,534      (9,015)     12,519
  Net unrealized gains (losses)                             (10,135)      4,376      (5,759)
  Unrealized losses on derivatives:
   Cumulative effect of accounting change                   (24,105)     10,090     (14,015)
   Unrealized holding gains (losses) arising during
    the year                                                 15,496      (6,548)      8,948
   Less- Reclassification adjustment for (gains)
    losses realized in net income                             5,955      (2,444)      3,511
  Net unrealized gains (losses)                              (2,654)      1,098      (1,556)
  Minimum pension liability adjustment                     (209,707)     88,421    (121,286)
--------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                       $(158,000)   $ 78,391   $ (79,609)
============================================================================================

     Changes in accumulated other comprehensive income (loss) are as follows:

                                                    Millions of Yen
                          ------------------------------------------------------------------

                             Foreign                                 Minimum    Accumulated
                            currency    Unrealized   Unrealized      pension       other
                           translation   gains on     losses on     liability  comprehensive
                           adjustments  securities   derivatives    adjustment income (loss)
--------------------------------------------------------------------------------------------
2000:
  Beginning balance            (12,407)      8,944             -      (18,845)       (22,308)
  Change during the
   year                         (7,394)      9,355             -       17,245         19,206
--------------------------------------------------------------------------------------------
  Ending balance               (19,801)     18,299             -       (1,600)        (3,102)
============================================================================================
2001:
  Beginning balance            (19,801)     18,299             -       (1,600)        (3,102)
  Change during the
   year                         (1,740)     (6,967)            -      (21,979)       (30,686)
--------------------------------------------------------------------------------------------
  Ending balance               (21,541)     11,332             -      (23,579)       (33,788)
============================================================================================
2002:
  Beginning balance            (21,541)     11,332             -      (23,579)       (33,788)
  Cumulative effect of
   accounting change                 -           -        (1,864)           -         (1,864)
  Change during the year         6,516        (766)        1,657      (16,131)        (8,724)
--------------------------------------------------------------------------------------------
  Ending balance               (15,025)     10,566          (207)     (39,710)       (44,376)
============================================================================================

                                               Thousands of U.S. Dollars
                             -------------------------------------------------------------
2002:
  Beginning balance          $(161,962)    $85,203      $      -    $(177,286)     $(254,045)
  Cumulative effect of
   accounting change                 -           -       (14,015)           -        (14,015)
  Change during the year        48,992      (5,759)       12,459     (121,286)       (65,594)
--------------------------------------------------------------------------------------------
  Ending balance             $(112,970)    $79,444      $ (1,556)   $(298,572)     $(333,654)
============================================================================================

14.  PER SHARE DATA

     Dividends per share shown in the consolidated statements of income have been presented on an accrual basis and include, in each fiscal year ended March 31, dividends approved or to be approved after such March 31, but applicable to the year then ended.

     The following table sets forth the computation of basic and diluted earnings per share showing the reconciliation of the numerators and denominators used for the computation.

                                                   Thousands of shares
                                              -----------------------------
                                                2000       2001       2002
---------------------------------------------------------------------------
Average common shares outstanding, less
 treasury stocks                              691,745    692,617    698,025

Effect of Dilutive Securities:
  Convertible bonds-
   1.8%, payable in yen, due March 2002         1,743      1,636        997
   1.5%, payable in yen, due March 2002        33,604     33,070     28,195
   0.35%, payable in yen, due March 2003       24,934     24,703     24,699
---------------------------------------------------------------------------
Diluted common shares outstanding             752,026    752,026    751,916
===========================================================================


                                                                                 Thousands of
                                                       Millions of Yen           U.S. Dollars
                                               ----------------------------      ------------
                                                2000       2001       2002           2002
---------------------------------------------------------------------------------------------
Net income applicable to common shareholders   41,928     53,228     61,614          $463,263

Effect of Dilutive Securities:
  Convertible bonds-
   1.8%, payable in yen, due March 2002            15         14         10                75
   1.5%, payable in yen, due March 2002           300        295        258             1,940
   0.35%, payable in yen, due March 2003          120        119        119               895
   Other                                         (204)      (249)         -                 -
---------------------------------------------------------------------------------------------
Diluted net income                             42,159     53,407     62,001          $466,173
=============================================================================================


                                                             Yen             U.S. Dollars
                                                ---------------------------  ------------
Earnings per Share:
  Basic                                         60.61      76.85      88.27         $0.66
  Diluted                                       56.06      71.02      82.46          0.62
=========================================================================================

15.  DERIVATIVE FINANCIAL INSTRUMENTS

     Ricoh enters into various derivative financial instrument contracts in the normal course of business and in connection with the management of its assets and liabilities.

     Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

     Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of fair value or cash flow fluctuations on interest of its outstanding debt.

     Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

     Changes in the fair value of derivative instruments and the related hedged item designated as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2002 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

     Changes in the fair value of derivative instruments and the related liabilities hedged designated as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2002 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately 18 million yen
($135 thousand) of the balance of accumulated other comprehensive loss as of March 31, 2002.

     Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statement of income.

     All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh do not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with high credit ratings. Ricoh utilizes numerous counterparties to minimize the concentration of credit risk.


16.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of March 31, 2002, Ricoh had outstanding contractual commitments for acquisition or construction of plant, equipment and other assets aggregating 706 million yen ($5,308 thousand).

     Ricoh was contingently liable for discounted trade notes receivable on a full recourse basis with banks of 98 million yen ($737 thousand) as of March 31, 2002. As of March 31, 2002, Ricoh was also contingently liable as guarantor for employees' housing loans of 640 million yen ($4,812 thousand).

     Ricoh made rental payments totaling 43,797 million yen, 39,956 million yen and 46,426 million yen ($349,068 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively, under operating lease agreements for office space and machinery and equipment, which are primarily cancelable and renewable.

     As of March 31, 2002, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigations will not materially affect the consolidated financial position or the results of operations of Ricoh.


17.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

     The carrying amounts approximate fair values because of the short maturities of these instruments.


(B)  MARKETABLE SECURITIES AND INVESTMENT SECURITIES

     The fair value of the marketable securities and investment securities is principally based on quoted market price.


(C)  LONG-TERM INDEBTEDNESS

     The fair value of each of the long-term indebtedness instruments is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.


(D)  INTEREST RATE SWAP AGREEMENTS

     The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.


(E)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

     The fair value of foreign currency contracts and foreign currency options used for hedging purposes is estimated by obtaining quotes from brokers.

     The estimated fair value of the financial instruments as of March 31, 2001 and 2002 is summarized as follows:


                                          Millions of Yen                  Thousands of U.S. Dollars
                             -------------------------------------------   --------------------------
                                     2001                  2002                      2002
                             --------------------- ---------------------   --------------------------
                              Carrying Estimated    Carrying  Estimated      Carrying      Estimated
                               Amount  Fair Value    Amount   Fair Value      Amount       Fair Value
-----------------------------------------------------------------------------------------------------
Marketable securities and
 Investment securities         111,289    111,289     79,485     79,485    $   597,632    $   597,632
Long-term indebtedness        (217,743)  (252,964)  (332,995)  (337,670)    (2,503,722)    (2,538,872)
Interest rate swap
 agreements, net                   189      4,480      4,081      4,081         30,684         30,684
Foreign currency contracts,
 net                              (386)    (3,068)    (8,304)    (8,304)       (62,436)       (62,436)
Foreign currency options, net        -       (292)      (314)      (314)        (2,361)        (2,361)
=====================================================================================================

Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


18.  SEGMENT INFORMATION

     The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which income before income taxes is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 2.

     Ricoh's operating segments are comprised of office equipment, including copiers and related supplies, communications and information systems, and others, including optical equipment and electronic devices.

     The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas as of March 31, 2000, 2001 and 2002 and for the periods then ended.


(A)  OPERATING SEGMENT INFORMATION

                                                                            Thousands of
                                                 Millions of Yen            U.S. Dollars
                                       ----------------------------------   ------------
                                          2000        2001        2002          2002
----------------------------------------------------------------------------------------
Sales-
  Office equipment                     1,253,070    1,338,374   1,485,389    $11,168,339
  Other                                  197,490      205,095     190,815      1,434,699
  Intersegment transaction                (3,403)      (5,207)     (3,864)       (29,053)
----------------------------------------------------------------------------------------
  Consolidated                         1,447,157    1,538,262   1,672,340    $12,573,985
========================================================================================
Operating Expenses-
  Office equipment                     1,124,675    1,195,834   1,304,079    $ 9,805,106
  Other                                  191,447      191,909     187,424      1,409,203
  Intersegment transaction                (3,410)      (5,218)     (3,893)       (29,271)
  Unallocated expense                     45,524       50,632      55,035        413,797
----------------------------------------------------------------------------------------
  Consolidated                         1,358,236    1,433,157   1,542,645    $11,598,835
========================================================================================
Operating Income-
  Office equipment                       128,395      142,540     181,310    $ 1,363,233
  Other                                    6,043       13,186       3,391         25,496
  Elimination                            (45,517)     (50,621)    (55,006)      (413,579)
----------------------------------------------------------------------------------------
  Consolidated                            88,921      105,105     129,695    $   975,150
========================================================================================
Other Expenses                           (18,528)      (7,340)    (15,745)   $  (118,383)
----------------------------------------------------------------------------------------
Income before Income Taxes, Minority
 Interests and Equity in Earnings
 of Affiliates                            70,393       97,765     113,950    $   856,767
========================================================================================


                                                                            Thousands of
                                                   Millions of Yen          U.S. Dollars
                                       ----------------------------------   ------------
                                          2000        2001        2002          2002
----------------------------------------------------------------------------------------
Total Assets-
  Office equipment                       965,316    1,179,499   1,219,723    $ 9,170,850
  Other                                  161,017      180,164     185,158      1,392,166
  Elimination                             (7,509)      (9,116)     (6,991)       (52,564)
  Corporate assets                       424,496      354,244     435,038      3,270,962
----------------------------------------------------------------------------------------
  Consolidated                         1,543,320    1,704,791   1,832,928    $13,781,414
========================================================================================
Expenditure for segment assets-
  Office equipment                        51,817       61,836      68,513    $   515,135
  Other                                    5,561       10,235       5,633         42,353
  Corporate assets                           978        1,258       1,530         11,504
----------------------------------------------------------------------------------------
  Consolidated                            58,356       73,329      75,676    $   568,992
========================================================================================
Depreciation-
  Office equipment                        54,046       52,908      64,426    $   484,406
  Other                                    6,838        7,598       7,448         56,000
  Corporate assets                         1,062        1,636       1,908         14,346
----------------------------------------------------------------------------------------
  Consolidated                            61,946       62,142      73,782    $   554,752
========================================================================================

     Intersegment sales are not separated by operating segment because they are immaterial.


(B)  GEOGRAPHIC INFORMATION

     Sales which are attributed to countries based on location of customers and long-lived assets for the years ended March 31, 2000, 2001 and 2002 are as follows:

                                                                            Thousands of
                                                 Millions of Yen            U.S. Dollars
                                       ---------------------------------    ------------
                                          2000        2001        2002          2002
----------------------------------------------------------------------------------------
Sales-
  Japan                                  873,170      930,433     902,655    $ 6,786,880
  The Americas                           231,181      252,698     341,747      2,569,526
  Europe                                 258,515      247,449     311,312      2,340,692
  Other                                   84,291      107,682     116,626        876,887
----------------------------------------------------------------------------------------
  Consolidated                         1,447,157    1,538,262   1,672,340    $12,573,985
========================================================================================
Long-Lived Assets-
  Japan                                  227,980      244,506     257,752    $ 1,937,985
  The Americas                            27,490       70,809      77,269        580,970
  Europe                                  22,459       37,557      38,320        288,120
  Other                                   11,181       12,694      12,897         96,970
----------------------------------------------------------------------------------------
  Consolidated                           289,110      365,566     386,238    $ 2,904,045
========================================================================================


(C)  ADDITIONAL INFORMATION

     The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2000, 2001 and 2002. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                           Thousands of
                                                   Millions of yen         U.S. Dollars
                                       ---------------------------------- --------------
                                          2000        2001        2002          2002
----------------------------------------------------------------------------------------
Sales-
  Japan
    External customers                   885,998      954,125     938,946    $ 7,059,744
    Intersegment                         259,792      279,802     309,745      2,328,910
----------------------------------------------------------------------------------------
    Total                              1,145,790    1,233,927   1,248,691      9,388,654
========================================================================================
  The Americas
    External customers                   230,496      252,029     338,016      2,541,474
    Intersegment                           5,988        4,470       8,937         67,195
----------------------------------------------------------------------------------------
    Total                                236,484      256,499     346,953      2,608,669
========================================================================================
  Europe
    External customers                   265,621      254,548     309,086      2,323,955
    Intersegment                           3,355        3,246       4,265         32,068
----------------------------------------------------------------------------------------
    Total                                268,976      257,794     313,351      2,356,023
========================================================================================
  Other
    External customers                    65,042       77,560      86,292        648,812
    Intersegment                          36,026       39,571      60,655        456,053
----------------------------------------------------------------------------------------
    Total                                101,068      117,131     146,947      1,104,865
========================================================================================
  Elimination of intersegment sales     (305,161)    (327,089)   (383,602)    (2,884,226)
----------------------------------------------------------------------------------------
  Consolidated                         1,447,157    1,538,262   1,672,340    $12,573,985
========================================================================================
Operating Expenses-
  Japan                                1,083,227    1,150,353   1,142,522    $ 8,590,391
  The Americas                           226,210      247,521     335,521      2,522,714
  Europe                                 255,698      246,498     301,152      2,264,301
  Other                                   95,802      110,937     139,874      1,051,684
----------------------------------------------------------------------------------------
  Elimination of intersegment sales     (302,701)    (322,152)   (376,424)    (2,830,255)
----------------------------------------------------------------------------------------
  Consolidated                         1,358,236    1,433,157   1,542,645    $11,598,835
========================================================================================
Operating Income-
  Japan                                   62,563       83,574     106,169    $   798,263
  The Americas                            10,274        8,978      11,432         85,955
  Europe                                  13,278       11,296      12,199         91,722
  Other                                    5,266        6,194       7,073         53,180
----------------------------------------------------------------------------------------
  Elimination of intersegment profit      (2,460)      (4,937)     (7,178)       (53,970)
----------------------------------------------------------------------------------------
  Consolidated                            88,921      105,105     129,695    $   975,150
========================================================================================
Other Expenses                           (18,528)      (7,340)    (15,745)   $  (118,383)
========================================================================================
Income before Income Taxes, Minority
 Interests and Equity in Earnings
 of Affiliates                            70,393       97,765     113,950    $   856,767
========================================================================================
Total Assets-
  Japan                                  956,670    1,042,557   1,084,387    $ 8,153,286
  The Americas                            93,191      209,638     228,743      1,719,872
  Europe                                 120,587      163,542     172,408      1,296,301
  Other                                   52,791       63,438      61,549        462,775
  Elimination                           (104,415)    (128,628)   (149,197)    (1,121,782)
  Corporate assets                       424,496      354,244     435,038      3,270,962
----------------------------------------------------------------------------------------
  Consolidated                         1,543,320    1,704,791   1,832,928    $13,781,414
========================================================================================

     Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

     Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

     No single customer accounted for 10% or more of the total revenues for the periods ended as of March 31, 2000, 2001 and 2002.


19.  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

     The following amounts were charged to costs and expenses for the years ended March 31, 2000, 2001 and 2002:

                                                                           Thousands of
                                                   Millions of Yen         U.S. Dollars
                                         -------------------------------  --------------
                                          2000        2001        2002          2002
========================================================================================
Research and development costs           66,524      78,239      80,799       $607,511
Advertising costs                        16,081      18,592      16,868        126,827
========================================================================================

Ricoh Company, Ltd. and Consolidated Subsidiaries
SCHEDULE II. - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Three Years Ended March 31, 2002

                                                                                            (Millions of Yen)
                                                   Additions
                                             -----------------------
                                 Balance at  Charged to   Charged to  Deduction                    Balance at
                                 beginning   costs and      other       from         Translation     end of
        Description              of period   expenses      accounts   reserves(2)    adjustment      period
-------------------------------------------------------------------------------------------------------------
For the year ended March 31,
 2000:
  Allowance for doubtful
   receivables-
   Trade receivables                 13,887       1,384          580       2,902          (1,232)      11,717
   Finance receivables               12,588       2,759          150       2,959             (20)      12,518
  Deferred tax asset valuation
   allowance(1)                       8,271         943            -         764            (293)       8,157

For the year ended March 31,
 2001:
  Allowance for doubtful
   receivables-
   Trade receivables                 11,717       5,259        2,381       3,411           1,097       17,043
   Finance receivables               12,518       3,969         (912)      3,039              68       12,604
  Deferred tax asset valuation
   allowance(1)                       8,157         533        2,139       3,071             645        8,403

For the year ended March 31,
 2002:
  Allowance for doubtful
   receivables-
   Trade receivables                 17,043       2,706           28       1,793             959       18,943
   Finance receivables               12,604       4,223            -       3,325              69       13,571
  Deferred tax asset valuation
   allowance(1)                       8,403       2,369        1,154       1,444             818       11,300
=============================================================================================================

Notes:

(1)  See Note 2 to Consolidated Financial Statements.

(2)  Write-offs or payments.


     Amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule since such amounts in substance represent normal adjustments of inventory to net realizable value rather than true reserves.