Form 20-F
RICOH CO LTD
filed 2003-06-30
CIK 317891

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2003
                        Commission file number 2 - 68279

                             KABUSHIKI KAISHA RICOH
             (Exact name of registrant as specified in its charter)

                               RICOH COMPANY, LTD.
                 (Translation of registrant's name into English)

                                      Japan
                 (Jurisdiction of incorporation or organization)

          15-5, Minami-Aoyama 1-chome, Minato-ku, Tokyo 107-8544, Japan
                    (Address of principal executive offices)

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

                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act.

                                  Common Stock*
                                (Title of Class)

 *American Depositary Shares evidenced by 228,043 American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2003: 742,608,635 shares (excluding 2,303,443 shares of Treasury Stock)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [_].

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_] Item 18 [X].

Defined Terms, Conventions and Presentation of Financial Information

         On June 26, 2003, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. dollar was Yen 119.32 = U.S.$1.00.

         In this document, the term "Company" refers to Ricoh Company, Ltd., the registrant, and "Ricoh" refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

         Ricoh's fiscal year end is March 31. In this document "fiscal year 2003" refers to Ricoh's fiscal year ended March 31, 2003, and other fiscal years of Ricoh are referred to in a corresponding manner.

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

         Risks and uncertainties that might affect Ricoh include, but are not limited to (i) general economic conditions in Ricoh's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the Japanese Yen and the U.S. dollar, the Euro, and other currencies in which Ricoh makes significant sales or in which Ricoh's assets and liabilities are denominated; (iii) Ricoh's ability to continue to design and develop products and services, and win acceptance of its products and services which are offered in highly competitive markets characterized by continual introduction of new products, rapid development in new technology, and consumer preferences that are subjective and likely to change; (iv) Ricoh's ability to successfully implement strategies for its Office Equipment business, such as further globalization of its operations to increase account sales to corporate clients, reinforcement of the color printer lineup to meet growing demand for color products among its office users, implementation of optimal printing solutions for customers' digitally networked offices and enhancement of printing capabilities centered on multi-functional printers ("MFPs"), and implementation of optimal localization of manufacturing operations so that such operations are closer to its customer;
(v) Ricoh's ability to continuously devote sufficient resources to research and development, and capital expenditures for digital and networking equipment, such as digital plain paper copiers ("PPCs"), MFPs and laser printers; (vi) the success of Ricoh's joint ventures and alliances with various computer manufacturers which Ricoh is in preliminary discussions with and may engage in alliances with in the near future; and (vii) the outcome of contingencies.

         Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in "Risk Factors" included in "Item 3. Key Information," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                                TABLE OF CONTENTS

PART I
   Item 1.  Identity of Directors, Senior Management and Advisers ..............   1
   Item 2.  Offer Statistics and Expected Timetable ............................   1
   Item 3.  Key information ....................................................   1
   Item 4.  Information on the Company .........................................   9
   Item 5.  Operating and Financial Review and Prospects .......................  25
   Item 6.  Directors, Senior Management and Employees .........................  57
   Item 7.  Major Shareholders and Related Party Transactions ..................  70
   Item 8.  Financial Information ..............................................  71
   Item 9.  The Offer and Listing ..............................................  72
   Item 10. Additional Information .............................................  74
   Item 11. Quantitative and Qualitative Disclosures About Market Risk .........  88
   Item 12. Description of Securities Other Than Equity Securities .............  90

PART II
   Item 13. Defaults, Dividend Arrearages and Delinquencies ....................  90
   Item 14. Material Modifications to the Rights of Security Holders and Use of
            Proceeds ...........................................................  90
   Item 15. Controls and Procedures ............................................  90
   Item 16. [RESERVED] .........................................................  91

PART III
   Item 17. Financial Statements ...............................................  91
   Item 18. Financial Statements ...............................................  91
   Item 19. Exhibits ...........................................................  91

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key information

A. Selected financial data.

         The following selected consolidated financial data has been derived from the audited consolidated financial statements of Ricoh prepared in accordance with accounting principles generally accepted in the United States as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh's audited consolidated balance sheets as of March 31, 2002 and 2003, the related consolidated statements of income, shareholders' investment and cash flows for the three years ended March 31, 2001, 2002 and 2003 and the notes thereto that appear elsewhere in this annual report.

                                             Millions of Japanese Yen except per share amounts and number of shares
                                                                       Year ended March 31,
                                        --------------------------------------------------------------------------------
                                            1999              2000             2001            2002              2003
                                        -------------    -------------    -------------    -------------    ------------
INCOME STATEMENT DATA:
Net sales:                              Yen 1,425,999    Yen 1,447,157    Yen 1,538,262    Yen 1,672,340   Yen 1,738,358

Operating income                               73,547           88,921          105,105          129,695         133,654
Net income                                     30,655           41,928           53,228           61,614          72,513

PER AMERICAN DEPOSITARY SHARE:
   Net income (Basic)                          221.65           303.05           384.25           441.35          498.95
   Net income (Diluted)                        204.70           280.30           355.10           412.30          484.05

BALANCE SHEET DATA:
Total Assets                                1,628,017        1,543,320        1,704,791        1,832,928       1,884,922
Shareholder's investment                      487,459          541,506          556,728          633,020         657,514
Common Stock                                  102,849          103,112          103,434          120,461         135,364
Weighted Average Number
 of shares outstanding                    691,591,721      691,744,901      692,616,894      698,025,167     726,659,698


Cash dividends declared
Per American Depositary Share:
      Interim                                   27.50            27.50            30.00            30.00           35.00
                                               ($0.23)          ($0.29)          ($0.27)          ($0.24)         ($0.28)

      Year-end                                  27.50            27.50            30.00            35.00           35.00
                                               ($0.23)          ($0.26)          ($0.28)          ($0.29)         ($0.29)

                                             Millions of Japanese Yen except per share amounts and number of shares
                                                                       Year ended March 31,
                                        --------------------------------------------------------------------------------
                                            1999              2000             2001            2002              2003
                                        -------------    -------------    -------------    -------------    ------------
At year-end:
  Cash and cash equivalents                   157,446          152,622          107,746          170,172         189,243
  Capital investments                          70,469           58,356           73,329           75,676          73,956
  Long-term indebtedness                      344,580          307,962          217,743          332,995         345,902

Notes:

     1. Each American Depositary Share represents five shares of Ricoh Common Stock.
     2.   Long-term indebtedness includes convertible bonds and debentures. (See
          Note 10 to the Consolidated Financial Statements.)
     3. Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Results for prior years have been restated to conform to the Company's current policy. (See Note 2 to the Consolidated Financial Statements.)

     In the preceding table, cash dividends declared in U.S. dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

     On June 26, 2003, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. dollar was Yen 119.32 = U.S.$1.00.

     The following table sets forth the exchange rates for the Japanese Yen and the U.S. dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York during the previous six months and prior five fiscal years:

           December     January    February     March      April         May
             2002        2003        2003        2003       2003        2003
          ----------   ---------   --------    --------   --------     --------
High        118.38      117.80      117.14      116.47     118.25       115.94
Low         124.99      120.18      121.30      121.42     120.55       119.50

                        Year ended March 31,
              -----------------------------------------
               1999     2000     2001     2002    2003
              -------  ------  --------  ------  ------
Year-end      118.43   102.73   125.54   132.70  118.07
Average*      128.19   109.96   111.65   125.64  121.10
High          108.83   101.53   104.19   115.89  115.71
Low           147.14   124.45   125.54   134.77  133.40

*The average Japanese Yen exchange rates represent average noon buying rate on the last business day of each month during the respective period.

B. Capitalization and indebtedness.

     Not applicable.

C. Reasons for the offer and use of proceeds.

     Not applicable.

D. Risk factors.

     Ricoh is a global manufacturer of office equipment and conducts business on a global scale. As such, Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh's businesses are listed in this section, this list is not exhaustive. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material. In addition, this section contains forward-looking statements that are subject to the "Cautionary Statement with Respect to Forward-Looking Statements" appearing elsewhere in this annual report.

RICOH'S SUCCESS WILL DEPEND ON ITS ABILITY TO RESPOND TO RAPID TECHNOLOGICAL CHANGES IN THE DOCUMENT IMAGING AND MANAGEMENT INDUSTRY.

     The document imaging and management industry includes products such as copiers, printers, facsimile machines and scanners. The technology used in this industry changes rapidly and products in this industry will often require frequent and timely product enhancements or have a short product life cycle. Most of Ricoh's products are a part of this industry and as such Ricoh's success will depend on its ability to respond to such technological changes in the industry. To remain competitive in this industry, Ricoh invests a significant amount of resources and capital every year in research and development activities. Despite this investment, the process of developing new products or technologies is inherently complex and uncertain and there are a number of risks that Ricoh is subject to, including the following:

  . No assurances can be made that Ricoh will successfully anticipate whether its products or technologies will satisfy its customers' needs or gain market acceptance;

  . No assurances can be made that the introduction of more advanced products that also possess the capabilities of existing products will not adversely affect the sales performance of each such product;

  . No assurances can be made that Ricoh will be able to procure raw materials and parts necessary for new products or technologies from its suppliers at competitive prices;

  . No assurances can be made that Ricoh will be able to successfully manage the distribution system for its new products to eliminate the risk of loss resulting from a failure to take advantage of market opportunities;

  . No assurances can be made that Ricoh will succeed in marketing any newly developed product or technology; and

  . No assurances can be given that Ricoh will be able to respond adequately to changes in the industry.

         Ricoh's failure to respond to any risks associated with this industry, including those described above, may reduce Ricoh's future growth and profitability and may adversely affect Ricoh's financial results and condition.

         In addition to the above general risks, Ricoh is exposed to the following specific risks relating to the document imaging and management industry:

         Digital Technology

         Among the various technologies used in the document imaging and management industry, Ricoh believes the successful development of digital technology is one of the most essential factors in attaining a competitive advantage. Ricoh currently is a leader in digital technology and believes that the importance of digital technology used in office equipment, including copiers, printers, facsimiles and scanners, will continue to grow in the future. While most of Ricoh's PPCs sold in Japan and the majority of PPCs sold overseas are already digital, Ricoh believes that the digital technology used in connection with digital copiers and other digital products will continue to develop and that competition with respect to digital products will intensify. There is no assurance that Ricoh will continue to be in the forefront of digital technology despite its commitment to invest in research and development activities in this area. Failure of Ricoh to adequately develop digital technology may adversely affect Ricoh's financial results and condition.

         Multi-Functional Equipment

         Ricoh believes that the document imaging and management industry is moving towards a multi-functional office environment where various office equipment (including copiers, facsimiles, computers, printers and scanners) become more interdependent on each other due to the increasing use of digital technology and initiatives taken by many offices to eventually become a "paperless office." As a result, certain existing office equipment may either be consolidated into a multi-functional equipment or may be linked together electronically to perform various office functions. Although Ricoh already manufactures certain multi-functional equipment, as a result of this trend towards multi functional equipment, some of Ricoh's products may become obsolete while other products may require substantial product enhancements, requiring technologies currently unavailable within Ricoh. No assurances can be made that Ricoh will be able to successfully adjust to such changes.

RICOH MUST SUCCESSFULLY OPERATE IN HIGHLY COMPETITIVE MARKETS.

         The document imaging and management industry, including the copier industry, is intensely competitive. Ricoh expects to face increased competition in the various markets in which it operates. Currently, Ricoh's competitors include other large manufacturers and distributors of office equipment as well as office superstores and consumer electronics chains. In addition, as digital and other new technology develops and as new office equipment products using these newly developed technologies gain increased market acceptance, Ricoh may find itself competing with new competitors that develop such new technologies, including computer software and hardware manufacturers and distributors. Accordingly, it is possible that new competitors or alliances among existing and new competitors may emerge and rapidly acquire significant market share. While Ricoh believes it is a leading manufacturer and distributor in the document imaging and management industry and it intends to maintain its position, no assurances can be made that it will continue to compete effectively in the future. Pricing pressures or loss of potential customers resulting from Ricoh's failure to compete effectively may adversely affect Ricoh's financial results and condition.

RICOH IS SUBJECT TO THE RISKS OF INTERNATIONAL OPERATIONS AND THE RISKS OF OVERSEAS EXPANSION.

         A substantial portion of Ricoh's manufacturing and marketing activity is conducted outside of Japan, including in the United States, Europe, and in developing and emerging markets such as China. There are a number of risks inherent in doing business in such overseas markets, including the following:

  .  unexpected legal or regulatory changes;
  .  unfavorable political or economical factors;
  .  less developed infrastructure;
  . difficulties in recruiting and retaining personnel, and managing international operations;
  .  fluctuations in foreign currency exchange rates;
  . lack of sufficient protection for intellectual property rights; and . potentially adverse tax consequences.

         Ricoh's inability to manage successfully the risks inherent in its international activities could adversely affect its business, financial condition and operating results. In addition, while Ricoh plans to continue to expand its business worldwide and increase overseas sales, because of the risks associated with conducting an international operation (including the risks listed above), there can be no assurances that Ricoh's overseas expansion will be successful or have a positive effect on Ricoh's financial results and condition.

ECONOMIC TRENDS IN RICOH'S MAJOR MARKETS MAY ADVERSELY AFFECT RICOH'S SALES.

         Demand for Ricoh's products are affected by cyclical changes in the economy of Ricoh's major markets, including Japan, the United States and Europe. Economic downturns and declines in consumption in Ricoh's major markets may adversely affect Ricoh's financial results and condition.

FOREIGN EXCHANGE FLUCTUATIONS CAN AFFECT RICOH'S RESULTS.

         Local currency-denominated financial results in each of the Company's subsidiaries around the world are translated into Japanese Yen by applying the average market rate during each financial period and recorded on Ricoh's consolidated profit and loss statement. Local currency-denominated assets and liabilities and stockholder's equity are translated into Japanese Yen by applying the market rate at the end of each financial period and recorded on Ricoh's consolidated balance sheets. Accordingly, the financial results, assets and liabilities, and stockholders' equity are subject to foreign exchange fluctuations. In recent periods, operating results reported in Japanese Yen in accordance with U.S. GAAP have generally been less favorable than those results in the local currency.

         In addition, operating profits and losses are highly sensitive to the appreciation in the value of Japanese Yen because Ricoh's research and development, production activities and headquarter functions are concentrated in Japan so that the ratio of Japanese Yen-denominated costs is quite high. Although Ricoh engages in hedging transactions such as forward contracts with several financial institutions having credit ratings satisfactory to Ricoh to minimize the negative effects of short-term fluctuations in foreign exchange rates among major currencies such as the U.S. dollar, Euro and Japanese Yen, mid-to-long-term volatile changes in the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics, and sales activities and may adversely affect Ricoh's financial results and condition.

RISKS ASSOCIATED WITH RICOH'S EQUIPMENT FINANCING BUSINESS MAY ADVERSELY AFFECT RICOH'S FINANCIAL CONDITION.

         Ricoh provides financing to some of its customers in connection with its equipment sales and leases. Ricoh evaluates the creditworthiness and the amount of credit extended to a customer prior to the financing arrangement and during the financing term on a regular basis. Depending on such evaluations, Ricoh makes adjustments to such extensions of credit as it deems necessary to minimize any potential risks of concentrating credit risk or non-payment of credit. Despite the application of these monitoring procedures, no assurances can be made that Ricoh will be able to fully collect on such extensions of credit due to unforeseeable defaults by its customers.

         In addition, these financing arrangements that Ricoh enters into with its customers result in long-term receivables bearing a fixed rate of interest. However, Ricoh finances these financing arrangements primarily with short-term borrowings subject to a variable interest rate. Although Ricoh engages in hedging activities, Ricoh is not able to fully hedge this interest rate mismatch.

         If Ricoh is unable to successfully manage these risks associated with its equipment financing business, Ricoh's financial results and condition may be adversely affected.

RICOH IS SUBJECT TO GOVERNMENT REGULATION THAT CAN LIMIT ITS ACTIVITIES OR INCREASE ITS COST OF OPERATIONS.

         Ricoh is subject to various governmental regulations and approval procedures in the countries in which it operates. For example, Ricoh may be required to obtain approvals for its business and investment plans, be subject to export regulations and tariffs, as well as rules and regulations relating to commerce, antitrust, patent, consumer and business taxation, exchange control, and environmental and recycling laws. If Ricoh is unable to comply with any of these regulations or fails to obtain the requisite approvals, Ricoh's activities in such countries may be restricted. In addition, even if Ricoh is able to comply with these regulations, compliance can result in increased costs. In either event, Ricoh's financial results and condition may be adversely affected.

RICOH MAY BE ADVERSELY AFFECTED BY ITS EMPLOYEE BENEFIT OBLIGATIONS.

         With respect to its employee benefit obligations and plan assets, Ricoh accrues the cost of such benefits based on applicable accounting policies and funds such benefits in accordance with governmental regulations. Currently, there is no immediate and significant funding requirement, however, if returns from investment assets decrease due to unforeseeable market conditions, such as the fluctuations in the stock or bond markets, additional funding and accruals may be required. Such additional funding and accruals may adversely affect Ricoh's financial position and results of operation.

RICOH IS DEPENDENT ON SECURING AND RETAINING SPECIALLY SKILLED PERSONNEL.

         Ricoh believes that it can continue to remain competitive by securing and retaining additional personnel who are highly skilled in the fields of management and information technology. However, the number of skilled personnel is limited and the competition for attracting and retaining such personnel is intense, particularly in the information technology industry. Securing and retaining skilled personnel in the information technology industry is especially important for Ricoh to compete effectively with its competitors as expectations and market standards for office equipment become more technologically advanced. Ricoh cannot assure that it will be able to successfully secure and retain additional skilled personnel.

RICOH'S OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS.

         Ricoh's operations are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, product recycling, and soil and ground-water contamination. Ricoh faces risks of environmental liability in our current and historical manufacturing activities. Costs associated with future additional environmental compliance or remediation obligations could adversely affect Ricoh's business, operating results, and financial condition.

RICOH'S PERFORMANCE IN THE OFFICE EQUIPMENT SEGMENT CAN BE AFFECTED BY JOINT VENTURES OR ALLIANCES WITH OTHER ENTITIES.

         In the office equipment segment, Ricoh currently is in preliminary joint venture or alliance discussions with other entities such as computer manufacturers to develop its network system solutions business so that it can increase its office equipment sales. It is possible that Ricoh may engage in these joint ventures or alliances in the near future; however, if these discussions are not successful, Ricoh may be required to expend additional resources for its office equipment segment to continue being profitable. In addition, even if Ricoh is able to establish these joint ventures or alliances, failure by Ricoh to attain each original objective of these joint ventures or alliances may adversely affect Ricoh's performance in the office equipment segment.

RICOH MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD SIGNIFICANTLY AFFECT ITS FINANCIAL CONDITION.

         Ricoh may be held responsible for any defects that occur with respect to its products and services. Based on the defect, Ricoh may be liable for significant damages, which may adversely affect its financial results and condition. Furthermore, as Ricoh increasingly provides products and services utilizing sophisticated and complex technologies, such defects may occur more frequently. Such potential increase in defects, which could result in an increase in Ricoh's liability, may adversely affect its financial results and condition.

         In addition, negative publicity concerning these defects could make it more difficult for Ricoh to attract and maintain customers to purchase Ricoh products and services. As a result, Ricoh's financial results and condition may be adversely affected.

RICOH'S BUSINESS DEPENDS ON PROTECTING ITS INTELLECTUAL PROPERTY RIGHTS.

         Ricoh owns or licenses a number of intellectual property rights in the field of office equipment automation and, when Ricoh believes it is necessary or desirable, obtains additional licenses for the use of other parties' intellectual property rights. If Ricoh fails to protect, maintain or obtain such rights, its performance and ability to compete may be adversely affected.

RICOH MAY SUFFER LOSS AS A RESULT OF CATASTROPHIC DISASTER, INFORMATION TECHNOLOGY PROBLEMS OR INFECTIOUS DISEASES.

         Several of Ricoh's manufacturing facilities in Japan could be subject to a catastrophic loss caused by earthquakes as such facilities are located in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, Ricoh could experience disruptions in its operations and delays in its production and shipments. If such occurred, Ricoh is likely to record a decrease in revenue, and require large expenditures to repair or replace the damaged facility, which could affect Ricoh's financial results and condition.

         As Ricoh becomes increasingly dependent on information technology, software and hardware defects, computer viruses, as well as internal database problems (i.e., leaks, falsifications or disappearance of information relating to its customers, etc.) pose a greater risk to its operations. Although Ricoh has taken various precautionary measures, such as installing firewalls and anti-virus software to detect and eliminate computer viruses, Ricoh may not be able to completely prevent or mitigate the effects of such problems, which may affect Ricoh's performance.

         In addition, the Ricoh Group is continually expanding its worldwide operations to set in place a global supply chain of its products and services so that it can satisfy its local customer needs faster, more effectively and on a regular basis. As Ricoh expands its operations worldwide, additional risks, such as infectious diseases and epidemics (i.e., Severe Acute Respiratory Syndrome ("SARS")), may adversely affect Ricoh's operations and financial positions.

Item 4. Information on the Company

A. History and Development of the Company

         The Company was originally incorporated as a joint stock corporation (kabushiki kaisha) on February 6, 1936 in accordance with Japanese law under the name Riken Kankoshi Co., Ltd. as a manufacturer and distributor of sensitized paper for use in copiers. Since its incorporation, Ricoh has expanded its business into related businesses in the office equipment field. It now manufactures and markets copiers, facsimile machines, MFPs, printers, optical drives and discs, personal computers and servers, network related software and other equipment, including semiconductors, metering instruments, educational equipment and cameras.

         Historical highlights

February 1936    Riken Kankoshi Co., Ltd. is formed in Kita-kyushu to
                 manufacture and market sensitized paper.

March 1938       The Company's name is changed to Riken Optical Co., Ltd., and starts manufacturing and selling optical devices and equipment.

May 1949 The Company lists its securities on the Tokyo and Osaka Stock Exchanges. April 1954 The Company establishes an optical device and equipment plant in Ohmori, Ohta-ku, Tokyo (now known as the plant).

May 1955         The Company begins manufacturing and selling desktop copiers.

April 1960       The Company starts operations at a paper plant in Numazu,
                 Shizuoka, which integrates everything from raw to sensitized paper production (now known as the Numazu plant).

March 1961       The Company establishes a sensitized paper plant in Ikeda,
                 Osaka (now known as the Osaka plant).

October 1961     The Company lists its securities on the First Sections of the
                 Tokyo and Osaka Stock Exchanges.

February 1963    The Company establishes Ricoh of America, Inc. (a subsidiary, now known as Ricoh Corporation).

April 1963       The Company changes its corporate name to Ricoh Company, Ltd.

July 1967        The Company establishes Tohoku Ricoh Co., Ltd. (a subsidiary)
                 in Shibata-gun, Miyagi.

March 1971       The Company completes its manufacturing facility in Atsugi,
                 Kanagawa (now known as the Atsugi plant), to which it transfers some of its office equipment production from the Ohmori plant.

November 1971    The Company establishes Ricoh Nederland B.V. (a subsidiary, now known as Ricoh Europe B.V.).

January 1973     The Company establishes Ricoh Electronics, Inc. (a subsidiary)
                 in the United States.

September 1973   The Company lists its securities on the Amsterdam Stock
                 Exchange.

December 1976    The Company forms Ricoh Leasing Co., Ltd. (a subsidiary).

March 1977       The Company relocates its headquarters to Minato-ku, Tokyo.

July 1978        The Company lists its securities on the Frankfurt Stock
                 Exchange.

December 1978    The Company establishes Ricoh Business Machines, Ltd. (a
                 subsidiary, now known as Ricoh Hong Kong Ltd.).

March 1981       The Company constructs the Electronic Technologies Development
                 Center (now known as the Ikeda plant) to develop and manufacture electronic devices.

October 1981     The Company lists its securities on the Paris Stock Exchange.

May 1982 The Company establishes a copier manufacturing facility in Fukui (now known as the Fukui plant), which takes over some of the sensitized paper production from the Osaka plant.

October 1983     The Company launches its information technology equipment
                 facility in Hatano, Kanagawa (now known as the Hatano plant).

December 1983    The Company establishes Ricoh UK Products Ltd. (a subsidiary).

October 1985     The Company builds a copier manufacturing plant in Gotenba,
                 Shizuoka (now known as the Gotenba plant), which takes over some of the Atsugi plant's production.

April 1986       The Company opens a research and development facility in
                 Yokohama, Kanagawa (now known as the Ricoh Research and
                 Development Center), to which it transfers some of its research and development operations from the Ohmori plant.

April 1987       The Company establishes Ricoh Industrie France S.A. (a
                 subsidiary).

April 1989       The Company sets up an electronic devices facility in
                 Yashiro-cho, Kato-gun, Hyogo (now known as the Yashiro plant).

January 1991     The Company establishes Ricoh Asia Industry (Shenzhen) Ltd. (a subsidiary) in China.

March 1995       Ricoh Corporation acquires Savin Corporation, an American
                 office equipment sales company.

September 1995   The Company acquires Gestetner Holdings PLC (now known as NRG
                 Group PLC), a British office equipment sales company.

January 1996     Ricoh Leasing Co., Ltd. lists its securities on the Second
                 Section of the Tokyo Stock Exchange (currently listed on the First Section of the Tokyo Stock Exchange).

December 1996    The Company establishes Ricoh Asia Pacific Pte. Ltd. (a
                 subsidiary) in Singapore.

March 1997       The Company establishes Ricoh Silicon Valley, Inc. (now known as Ricoh Innovations, Inc.) in the United States.

August 1999      Ricoh Hong Kong Ltd. acquires Inchcape NRG Ltd., a Hong
                 Kong-based office equipment sales company.

March 2000       Tohoku Ricoh Co., Ltd. lists its securities on the Second
                 Section of the Tokyo Stock Exchange.

January 2001     Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

October 2002     The Company establishes Ricoh China Co., Ltd. (a subsidiary).

April 2003       Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the
                 Company.

         Our registered office and head office are as follows:

                                             Address                          Telephone number
                          ----------------------------------------------    --------------------
Registered Head office    3-6 Naka Magome 1-chome, Ohta-ku, Tokyo           +81-3-3777-8111
                          143-8555, Japan
Executive office          15-5, Minami Aoyama 1-chome, Minato-ku, Tokyo     +81-3-3479-3111
                          107-8544, Japan

In accordance with an agreement signed by the respective boards of directors on December 17, 2002, Tohoku Ricoh Co., Ltd. ("Tohoku Ricoh") became a wholly-owned subsidiary of the Company through a share exchange as of April 1, 2003. Tohoku Ricoh has been striving in the past several years to contribute to Ricoh Group's strategies as one of Ricoh Group's core corporations. The Company and Tohoku Ricoh agreed that for the sake of both companies' further growth and expansion, the integration of both companies' development, design and production functions would enhance competitiveness. Thus, the Company's management decided to turn Tohoku Ricoh into a wholly-owned subsidiary. It is expected that Tohoku Ricoh will strive to expand its own businesses, such as the digital duplicator business. Also, Tohoku Ricoh is expected to continue playing a significant role in strengthening and expanding the image processing business, which consists of the Image Solutions business and the Network Input/Output Systems business, as well as its related Network System Solutions business in its capacity as a Ricoh Group company. With respect to the share exchange, an allocation of 0.345 shares of the Company's stock was made per share of Tohoku Ricoh stock. However, there was no change in the Company's capital since the Company used its treasury stock which it purchased in accordance with the resolution of its 102nd ordinary general shareholders meeting held on June 27, 2002, for the shares to be allocated for the share exchange. The share exchange did not have any material effect on Ricoh's consolidated financial results, since Tohoku Ricoh was already a consolidated subsidiary of Ricoh.

         Principal Capital Investments

         Ricoh's capital expenditures for the fiscal years 2003, 2002 and 2001 were Yen 73.9 billion, Yen 75.6 billion and Yen 73.3 billion, respectively. Ricoh directs a significant portion of its capital expenditures towards digital and networking equipment, such as digital plain paper copiers ("PPCs"), multi-functional printers ("MFPs") and laser printers, and manufacturing facilities to maintain or enhance competitiveness in the industry. In fiscal year 2003, Ricoh also invested a significant amount of capital to upgrade its information systems for its back-office operations, such as procurement, accounting, and the management of intellectual property. With this upgrade in the information systems, Ricoh began installing a new accounting system and a new intellectual property management system during the fiscal year 2003 to better track and manage its operations. Ricoh projects that for the fiscal year ending March 31, 2004 its capital expenditures will amount to approximately Yen
75.0 billion.

B. Business overview

         Ricoh is a leading manufacturer of office automation equipment. Ricoh's products include copiers, printers, facsimile machines, optical drives and discs, and related supplies and services. Ricoh is also a prominent manufacturer of digital and conventional cameras and advanced electronic devices. In recent years, Ricoh is rapidly building a solid presence worldwide as a comprehensive document solutions provider that helps its customers streamline their businesses and cut operating costs.

PRODUCTS

SALES BY PRODUCT

-----------------------------------------------------------------------------------------------------------
                                             Millions of Japanese Yen (except for percentages)
                                                        For the Year Ended March 31,
-----------------------------------------------------------------------------------------------------------
                                             2001                    2002                    2003
                                  -------------------------------------------------------------------------
 OFFICE EQUIPMENT
   Imaging Solutions                  Yen 867,033   56.4%      Yen 934,180   55.8%     Yen 859,713   49.5%
   Network Input/Output Systems           261,838   17.0           344,247   20.6          463,379   26.7
   Network System Solutions               209,503   13.6           206,962   12.4          197,482   11.3
 OTHER BUSINESSES                         199,888   13.0           186,951   11.2          217,784   12.5
-----------------------------------------------------------------------------------------------------------
      Total                         Yen 1,538,262  100.0%    Yen 1,672,340  100.0%   Yen 1,738,358  100.0%
-----------------------------------------------------------------------------------------------------------

Note: Ricoh reclassified its product categories in the Office Equipment segment commencing fiscal year 2002. The sales amounts in the Office Equipment segment noted above for the fiscal year 2001 have been restated using the new categorization.

OFFICE EQUIPMENT

This segment consists of products that are widely used in the office environment, and is categorized as follows:

(1) Imaging Solutions

         The primary function of products in this category is to produce copies or duplications of images that are already in existence. This product category consist of both stand-alone equipment and equipment that can be connected to a network. Products in this category can be distinguished from products in the Network Input/Output Systems category which can serve multiple functions (e.g., laser printers that also can serve as facsimile machines and scanners).

         This category is further separated into two sub-categories: (i) Digital Imaging Solutions, which consist of all digital imaging solutions products, and
(ii) Other Imaging Solutions, which consist of other imaging solutions products that are not included in Digital Imaging Solutions. The principal products in each of these sub-categories are as follows:

         Digital Imaging Solutions: Monochrome and color digital copiers, digital duplicators and facsimile machines.

         Other Imaging Solutions: Analog plain paper copiers ("PPCs"), diazo copiers, and thermal paper.

         In fiscal year 2003, the Imaging Solutions product category accounted for 49.5% of Ricoh's net sales. Ricoh has been a global leader in PPCs and a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs and digital copiers with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment of copy sizes. In the last few years, sales of PPCs have accounted for substantially all of Ricoh's copier sales. PPCs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder form toner.

         In recent years, Ricoh has strengthened its digital PPC product lineup with new product offerings that range from low-end digital PPC models such as the Aficio 1013/1015 series (Imagio MF1340/1540 in Japan) to high-end digital PPC models such as the Aficio 1105 (Imagio MF 105 ProII in Japan). More specifically, the Aficio 1013/1015 series is designed for customers who require outputs of 13 and 15 copies per minute, respectively. This series has been very well received by our customers for their price competitiveness, as well as for their digital features, which include electronic collating and stapling as well as sorting of the originals. On the other hand, the Aficio 1105 is designed for customers who have high-volume copying needs. The Aficio 1105 delivers up to 105 copies per minute and employs a toner that is 70% finer than its predecessor for an even better resolution. As such, Aficio 1105 has earned especially high marks among companies with high-volume needs.

         As the office environment becomes more computer-networked to maximize efficiency, demand for digital black-and-white copiers and digital color copiers has been rapidly increasing. Ricoh offers a full line of PC-connective models that draw on our expertise in digital and color technologies to respond to customer demand, which also continues to shift towards increased printing speed, networking capabilities, decrease in the total costs of ownership, and enhancements to raise office productivity. Overseas, Ricoh has rapidly forged a solid position in digital copier sales by releasing many new models under the Aficio brand.

         Ricoh also supplies a comprehensive line of wide-format copiers and duplicators. These machines have also sold well for their digital and networking capabilities.

         With respect to facsimile equipment, Ricoh marketed the world's first high-speed facsimile equipment in 1973 with a transmission speed of one minute per page. Since then, Ricoh has been manufacturing various high-speed facsimile machines, including compact, low-priced models that feature multiple functions (such as copying capabilities) and higher memory capacities. The market for facsimile machines continues to mature, with demand shifting to small and home offices seeking low-cost models. Corporate users tend to prefer multifunctional, networkable fax machines and printers. In addition, corporate users also are moving towards electronic forms of transmitting images using portable document formats that were not widely used or available in the past.

(2) Network Input/Output Systems

         The primary function of products in this category is to print or produce images using a network. This category includes products such as MFPs, laser printers and optical disks. This category is further separated into two sub-categories: (i) Printing

Systems, which consist of all printer and related products and (ii) Other Input/Output Systems, which consist of other products that are not included in Printing Systems. The principal products in each of these sub-categories are as follows:

         Printing Systems: MFPs, laser printers, and related software.

         Other Input/Output Systems: Optical discs and systems, and scanners.

         In fiscal year 2003, the Network Input/Output Systems product category accounted for 26.7% of Ricoh's net sales. Ricoh continues to strengthen its capabilities in color laser printers and mid- and high-volume or high-speed laser printers that can be connected to a network to meet its customer needs in the office environment. In fiscal 2003, Ricoh had the highest market share in Japan in these printer categories as it greatly broadened its product lineup in this category, reinforced its sales structure and expanded its marketing activities. One of the laser printer products that contributed to such achievement was the increase in sales volume of the color laser printer AP 3800C, which is a full-color, networkable printer and one of the fastest A3 color laser printers in its class. The AP 3800C is also capable of outputting 28 full-color single- or double-sided A4 size pages per minute through the use of our innovative tandem drum system. The AP 3800C machine is particularly useful for preparing color conference materials and presentation materials with its full document finishing capabilities that include sorting, stapling and hole punching. With respect to MFPs, the sales of the Aficio 1075/1060 and the Aficio 1150 contributed to sales growth. These MFP products are designed to provide information technology support for all types of office environment by delivering enhanced basic features (i.e., reduction, enlargements, etc.), simpler operation, reduced paper consumption through electronic storage, and better connectivity with document distribution and storage systems.

         In addition, Ricoh has placed significant focus on CD-related technologies for storing multimedia data in recent years. Ricoh helped establish the global standard for CD-RW drives and discs and is a major player in both of these areas worldwide. For the fiscal year 2003, Ricoh enjoyed success with the MP5125A drive, which can handle CD-ROM, CD-R, CD-RW, DVD-ROM, DVD+R and DVD+RW media.

(3) Network System Solutions

         The primary function of products in this category is to assist in establishing a network environment. The principal products in this category include personal computers and servers, network systems, application software, and related services and support.

         For the fiscal year 2003, this product category accounted for 11.3% of Ricoh's net sales. Although Ricoh has enjoyed steady growth in its document solutions software and useware (custom software developed in consultation with customers), which allow customers to seamlessly manage electronic and paper-based information, in recent years Ricoh sales in personal computers and servers have decreased due to constrained corporate spending on information technology in Japan as a result of the continuing recession.

OTHER BUSINESSES

         This segment, which accounted for 12.5% of Ricoh's net sales in fiscal year 2003, includes electronic semiconductor devices, optical equipment, such as digital cameras, and measuring equipment. In addition, Ricoh also includes its financing and logistics services in this segment.

         Ricoh is one of the pioneers of commercializing digital cameras, which have tremendous potential as "image capturing devices." Because of its potential as an input tool, Ricoh expects that sales in digital cameras will continuously grow. In addition, Ricoh offers a wide range of electronic devices used to process images, such as mobile and cellular phones. Ricoh also makes application specific integrated circuits (ASICs) and application specific standard products (ASSPs) that are often used in digital copiers, printers, personal computers and mobile phones.

SALES AND DISTRIBUTION

         Ricoh's distribution to end user customers in Japan is conducted through three distribution channels: (i) direct sales by Ricoh to the end user customer through approximately 50 subsidiaries and affiliates; (ii) sales through independent office machine dealers; and (iii) sales through independent stationery wholesalers, which in turn sell Ricoh's copiers to stationery retailers. Ricoh estimates that over one-half of its unit sales of copiers in Japan are through direct sales to the end user customer, with the balance being divided between sales through independent office machine dealers and independent stationery wholesalers. These sales channels are coordinated by Ricoh's five regional headquarters located in Tohoku, Chubu, Kansai, Chugoku and Kyushu areas and the Company's three regional branch offices.

         Ricoh's overseas marketing activities can be distinguished from the marketing channels in Japan and can be classified into two classes: (1) sales of Ricoh brand name products by overseas sales subsidiaries, affiliates and independent dealers, and (2) sales of original equipment manufacturing ("OEM") brands products. The successful acquisition of several office equipment sales companies in the 1990's in various locations around the world has enhanced Ricoh's own marketing channel in the overseas market. Ricoh has organized sales and distribution channels to accommodate four operating regions outside of
Japan: (1) the Americas; (2) Europe, Africa, and the Middle East; (3) Asia and Oceania; and (4) China.

         Almost all of Ricoh's dealers sell Ricoh's products exclusively. This exclusive sales and distribution network was originally established in the 1950s, when Ricoh introduced diazo copiers in Japan. With the subsequent introduction of electrostatic copiers in the 1960s and PPCs in the 1970s, the distribution and service network was strengthened and enlarged into a worldwide system. The full line of copying products which Ricoh offers provide incentives for the dealers to maintain an exclusive relationship with Ricoh. With a view to maintaining a spirit of loyalty and cooperation, Ricoh frequently communicates with its dealers and provides continuous education programs to its sales and service personnel to keep them abreast of the changing technology and new products. Over the past ten years there have been almost no terminations by dealers of their exclusive relationship with Ricoh. As a result, Ricoh's management believes that Ricoh has the largest distribution and service network for copiers in both Japan and overseas.

         Ricoh recognizes revenue for sales upon equipment delivery and installation to the end user customers. A certain portion of Ricoh's sales through dealers are made on a trade-in basis, which are accounted for by Ricoh as discounted sales. Equipment sales revenue generated under sales-type leases accounts for approximately 15% of Ricoh's total sales revenues. Important information regarding the methods in which Ricoh recognizes revenue is also set forth in Item 5.G. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are a part of this annual report.

AFTER-SALES SERVICE

         Ricoh offers maintenance and repair services for all of its products. Ricoh believes that periodic and timely maintenance services are important for Ricoh to keep its market shares. As such, Ricoh provides repair and maintenance services to its end user customers for its products. These maintenance services are furnished to its customers pursuant to maintenance service contracts normally entered into at the time the equipment is sold.

         In Japan, employees of Ricoh basically provide the repair and maintenance services. Ricoh's service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Recently, Ricoh began building nationwide capabilities for the Customer Support System to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers in the field and provide immediate service. Ricoh's total number of sales and service personnel in Japan is approximately 23,000. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end user customers who own Ricoh products in the overseas market. Overseas, Ricoh provides services through its own service network and service outlets. Ricoh's total number of sales and service personnel overseas is approximately 21,000.

         Additional information regarding how Ricoh accounts for after-sales services is set forth in Item 5.G. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are a part of this annual report.

PRINCIPAL MARKETS

         Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh's sales expanded in fiscal year 2003. As noted below, for the fiscal year 2003, sales in Japan, the Americas, Europe and Other as a percentage of total sales was 51.5%, 19.8%, 20.4% and

8.3%, respectively. The below table breaks down for each geographic area the total sales amount and percentage of such sales amount as compared against total net sales for the last three fiscal years.

SALES BY GEOGRAPHIC AREA

-----------------------------------------------------------------------------------------------------------
                                     Millions of Japanese Yen (except for percentages to net sales)
                                                     For the Year Ended March 31,
-----------------------------------------------------------------------------------------------------------
                                         2001                     2002                     2003
                              -----------------------------------------------------------------------------
   JAPAN                      Yen   930,433   60.5%    Yen   902,655   54.0%    Yen   896,022   51.5%
   THE AMERICAS                     252,698   16.4           341,747   20.4           343,940   19.8
   EUROPE                           247,449   16.1           311,312   18.6           354,477   20.4
   OTHER                            107,682    7.0           116,626    7.0           143,919    8.3
-----------------------------------------------------------------------------------------------------------
         Total                Yen 1,538,262  100.0%    Yen 1,672,340  100.0%    Yen 1,738,358  100.0%
-----------------------------------------------------------------------------------------------------------

Note: Sales amounts set forth in the above table are based on the location of the purchaser of the product. For example, if the product is manufactured in Japan and sold to a purchaser located in the United States, such sale would be recorded as a sale in the Americas geographic segment.

      (1)  Japan

      As the outlook for the Japanese economy remains very unfavorable, many companies have limited their information technology spending. In order to succeed in such a severe environment, Ricoh strategically replaced its analog stand-alone equipment with digital networkable equipment, and its monochrome products with color products. Another strategy used by Ricoh was to help customers manage the total document volume more effectively and offer business solutions with more functional equipment and networking systems so as to increase efficiency in the office. As a result of these strategies, the sale of certain products, such as MFPs and color laser printer, increased significantly despite the continuing economic recession.

      (2) The Americas

      In fiscal year 2003, Ricoh further broadened and reinforced its sales network, especially in North America, against a background of a slowing U.S. economy and severe competition. The Company stepped up its sales efforts for new printing systems to match customer demand to replace analog equipment with networked digital PPCs and color copiers and printers. The Company also strove to expand sales to major corporate accounts. In addition, DVD drives recorded solid sales figures in this region, as a result of increased popularity of DVDs in North America. Further, Ricoh continues to strengthen its marketing efforts to major corporate clients in this geographic segment by taking advantage of Ricoh's worldwide production and distribution network, and high-quality products.

      (3) Europe

      With economic conditions in Europe remaining relatively stable, sales of digital PPCs and printing systems increased as Ricoh continued in its efforts to introduce new products in such product lines. Ricoh also strengthened its sales network by continuously reinforcing its office equipment product offerings so that customers may fulfill all of their office equipment needs through Ricoh. Further, Ricoh maximized its business opportunity by increasing sales in networked digital PPCs and color models since these products are able to satisfy many customer needs and bring about profit to Ricoh. All of these efforts helped the Company maintain its top share position in the European market for copiers and MFPs for fiscal year 2003. Ricoh intends to solidify this position with reinforcement to the above strategies.

      (4) Other

      In China and other Asian markets, a full-fledged shift during fiscal year 2003 in business equipment from analog models to digital networked and color models led to increased sales of digital PPCs and printing systems. Demand for optical discs also continued to improve, while semiconductor sales remained solid. Because the Chinese market is expected to continue its expansion, Ricoh has placed significant importance on the Chinese market not only as a production site but also as a potential market to expand its sales share in the future. In line with this strategy, during fiscal year 2003 Ricoh established a new regional headquarters office in Shanghai to support and reinforce its operations in the promising Chinese market. Ricoh aims to further integrate its production, sales, and services while focusing even more on customer needs in China to strengthen its revenues and earnings in this geographic segment.

COMPETITION

      Ricoh competes primarily in the office equipment industry which is highly competitive. In each of the product categories in the office equipment segment, Ricoh encounters intense competition. Ricoh expects competition in each of these product categories to increase in the future as existing competitors enhance and expand their product and service offerings. Increased competition may result in price reductions, reduced profitability and loss of market share. Ricoh cannot provide assurances that it will be able to compete successfully against existing or future competitors. Some of our customers and companies with which we have strategic relationships with also are, or may become in the future, competitors of ours.

      The size and number of our competitors varies across our product categories, as do the resources allocated by our competitors to the markets we target. Our competitors may have greater financial, personnel, and other resources than we have in a particular market or overall. Competitors with greater financial resources may be able to offer lower prices, additional products or services or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. They may also adopt more aggressive pricing policies and make more attractive offers to potential customers, employees, and strategic partners. These competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

      Despite the intense competition in the office equipment industry, Ricoh's management believes that we will be able to maintain and enhance our position in the world market because of our experience, expertise and technical capabilities as a leading provider of office equipment, and our dedication to meet our customers' needs.

SEASONALITY

      Especially in Japan, sales for the office equipment segment generally increase in March of each year due to the increase demand arising at the end of the fiscal year for most Japanese companies as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. Approximately 10% of Ricoh's domestic sales in Japan are generated during the month of March each year due to this seasonality. However, the effect of this seasonality on a consolidated basis is minimal, as approximately 5% of Ricoh's total consolidated sales are generated during the month of March from domestic sales in Japan.

SOURCES OF SUPPLY

      Ricoh procures raw materials, parts, and components to be used in the production of its products on a global basis. Generally, Ricoh maintains multiple suppliers for the most significant categories of raw materials, parts and components. In light of the fact that Japan produces very few of the raw materials Ricoh uses in its manufacturing process, most of the raw materials used by Ricoh come from outside of Japan. Ricoh monitors the availability of raw materials on a regular basis to ensure that it will not encounter any shortages. Ricoh has not experienced any significant difficulty in obtaining raw materials, parts and components and believes that it will be able to continue to obtain comparable raw materials, parts and components in sufficient quantities to meet its manufacturing needs in the future. Ricoh also believes that there is little risk of price volatility with respect to obtaining raw materials, parts and components that it uses in manufacturing its products.

INTELLECTUAL PROPERTY

      Ricoh holds a large number of patents and trademark rights. While Ricoh considers such intellectual property rights to be valuable assets and important for its operations, it believes that its business is not dependent to any material extent upon any single patent or trademark right, or any related group of such rights it holds.

      Ricoh also has many licenses and technical assistance agreements covering a wide variety of products. Such agreements grant Ricoh the right to use certain Japanese and foreign patents or the right to receive certain technical information. However, Ricoh is not materially dependent on any single such agreement.

      In addition, Ricoh has granted licenses and technical assistance to various companies located in and outside of Japan. In certain instances, Ricoh has entered into cross-licensing agreements with other major international electronics and electrical equipment manufacturers. None of these agreements are likely to materially affect Ricoh's business or profitability.

GOVERNMENT REGULATIONS

      Ricoh's business activities are subject to various governmental regulations in the various countries in which it operates, including regulations relating to business and investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Ricoh is also subject to environmental regulations in the jurisdictions in which it operates, particularly in those in which it has manufacturing, research, or similar operations. Currently, Ricoh operates its business without having significant difficulty complying with such government regulations, and it hopes to do so in the future.

C.  Organizational structure

      As of March 31, 2003, the Ricoh Group is comprised of 371 subsidiaries and 24 affiliates located worldwide. Ricoh's research and development, manufacturing, sales, and service activities center on office equipment, optical equipment, and other devices.

      The Company is the parent of the Ricoh Group. The Company heads the research and development of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

The following is a list of the principal subsidiaries and affiliates of Ricoh:

-------------------------------------------------------------------------------------------------------------------
               Company Name               Country of      Proportion of               Main businesses
                                           Formation        ownership
                                                            interest
-------------------------------------------------------------------------------------------------------------------
(SUBSIDIARIES)
Ricoh Optical Industries Co., Ltd.           Japan            100.0       Manufacturing optical equipment
-------------------------------------------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.                       Japan             65.7       Manufacturing office equipment
                                                              (66.1)
-------------------------------------------------------------------------------------------------------------------
Ricoh Unitechno Co., Ltd.                    Japan            100.0       Manufacturing parts for office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Elemex Corporation                     Japan             49.8       Manufacturing and sales of office
                                                              (50.9)      equipment and minuteness equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Microelectronics Co., Ltd.             Japan            100.0       Manufacturing parts for office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Keiki Co., Ltd.                        Japan            100.0       Manufacturing parts for office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Tohoku Co., Ltd.                       Japan            100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
               Company Name               Country of      Proportion of               Main businesses
                                           Formation        ownership
                                                            interest
-------------------------------------------------------------------------------------------------------------------
Ricoh Chubu Co., Ltd.                        Japan            100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Kansai Co., Ltd.                       Japan            100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Chugoku Co., Ltd.                      Japan            100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Kyushu Co., Ltd.                       Japan            100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Hokkaido Ricoh Co., Ltd.                     Japan             97.8       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Tokyo Ricoh Co., Ltd.                        Japan            100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Technosystems Co., Ltd.                Japan            100.0       Maintenance, service and sale of office
                                                                          equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Logistics System Co., Ltd.             Japan             85.2       Logistics services and custom clearances
                                                              (87.6)
-------------------------------------------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.                      Japan             50.8       General leasing
                                                              (51.1)
-------------------------------------------------------------------------------------------------------------------
Ricoh Electronics, Inc.                     U.S.A.            100.0       Manufacturing office equipment and
                                                                          related supplies
-------------------------------------------------------------------------------------------------------------------
Ricoh UK Products Ltd.                        U.K.            100.0       Manufacturing office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Industrie France S.A.                 France            100.0       Manufacturing office equipment and
                                                                          related supplies
-------------------------------------------------------------------------------------------------------------------
Ricoh Asia Industry (Shenzhen) Ltd.          China             91.0       Manufacturing office equipment and
                                                             (100.0)      related supplies
-------------------------------------------------------------------------------------------------------------------
Shanghai Ricoh Facsimile Co., Ltd.           China             94.5       Manufacturing and sale of office
                                                                          equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Corporation                            U.S.A.           100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Lanier Worldwide, Inc.                       U.S.A.           100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Europe B.V.                       Netherlands           100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
NRG Group PLC                                  U.K.           100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Asia Industry Ltd.                 Hong Kong,            90.0       Sale of office equipment
                                              China
-------------------------------------------------------------------------------------------------------------------
Ricoh Asia Pacific Pte, Ltd.              Singapore           100.0       Sale of office equipment
-------------------------------------------------------------------------------------------------------------------
Ricoh Finance Nederland B.V.            Netherlands           100.0       Corporate finance
-------------------------------------------------------------------------------------------------------------------
                         And 343 other subsidiaries
-------------------------------------------------------------------------------------------------------------------
(AFFILIATES)
-------------------------------------------------------------------------------------------------------------------
Coca-Cola West Japan Co., Ltd.                Japan            21.1       Manufacturing and sale of soft drink
                                                              (21.3)
-------------------------------------------------------------------------------------------------------------------
Sindo Ricoh Co., Ltd.                         Korea            20.5       Manufacturing and sale of office
                                                                          equipment
-------------------------------------------------------------------------------------------------------------------
                            And 22 other affiliates
-------------------------------------------------------------------------------------------------------------------

      Notes:

      1. Proportion of ownership interest includes indirect ownership.

      2. Figures in parentheses indicate portion of voting power if different from portion of ownership interest.

      3. Ricoh converted Tohoku Ricoh Co., Ltd. into a wholly-owned subsidiary on April 1, 2003 by a share exchange.

      4. Ricoh Leasing Co., Ltd. is the only subsidiary of Ricoh that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.

D. Property, plants and equipment

         Ricoh manufactures its products primarily in fifteen plants in Japan and seven plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain by its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. The following table gives certain information as of March 31, 2003 regarding the Company's and its subsidiaries' principal production and other facilities. With the exception of GR Advanced Materials Ltd., the below production and other facilities have floor space exceeding 10,000 square meters.

---------------------------------------------------------------------------------------------------------------------
Name (Location)                                       Floor space          Principal activities and products
                                                                           manufactured
---------------------------------------------------   ------------------   ------------------------------------------
                                                      (in thousands
                                                      of square meters)
Japan:
  Ricoh Company, Ltd.
     Ohmori Plant (Tokyo)                                    44            Parts relating to copiers
     Atsugi Plant (Kanagawa)                                 68            Office equipment and other products
     Numazu Plant (Shizuoka)                                 76            Paper and toner
     Ikeda Plant (Osaka)                                     17            Electronic devices
     Hatano Plant (Kanagawa)                                 15            Printed circuit boards and electronic
                                                                           components
     Fukui Plant (Fukui)                                     34            Papers and toner
     Gotenba Plant (Shizuoka)                                70            Copiers and data processing systems
     Yashiro Plant (Hyogo)                                   31            Electronic devices
     Aoyama Head Office (Tokyo)                               9            Marketing of office equipment and head
                                                                           office
     Research & Development Center                           17            Research and development ("R&D")
     (Yokohama)
     System Center (Tokyo)                                   10            Information system center, marketing of
                                                                           office equipment and other business
     Ginza Office (Tokyo)                                    11            Marketing of office equipment and other
                                                                           business
     Shin-Yokohama office (Yokohama)                         40            Marketing of office equipment and other
                                                                           business, related services and R&D

---------------------------------------------------------------------------------------------------------------------
Name (Location)                                       Floor space          Principal activities and products
                                                                           manufactured
---------------------------------------------------   ------------------   ------------------------------------------
                                                      (in thousands
                                                      of square meters)
Subsidiaries:
   Ricoh Optical Industries Co., Ltd. (Iwate)                18            Photographic equipment
   Tohoku Ricoh Co., Ltd. (Miyagi)                           55            Office equipment and parts relating to
                                                                           copiers
   Hasama Ricoh , Inc. (Miyagi)                              14            Parts relating to copiers and data
                                                                           processing equipment
   Ricoh Unitechno Co., Ltd. (Saitama)                       18            Facsimile and copiers
   Ricoh Elemex Corporation. (Aichi)                         47            Office equipment and measuring
                                                                           instruments
   Ricoh Microelectronics Co., Ltd. (Tottori)                11            Printed circuit boards
   Ricoh Keiki Co., Ltd. (Saga)                              10            Parts relating to copiers and data
                                                                           processing systems

Overseas:
  Ricoh Electronics, Inc.                                    99            Copiers, parts relating to copiers,
  (Irvine, Santa Ana and Tustin, California and                            toner and thermal paper
  Lawrenceville, Georgia, U.S.A.)
  Ricoh UK Products Ltd.                                     38            Copiers, parts relating to copiers and
  (Telford, United Kingdom)                                                toner
  Ricoh Industries France S.A. (Colmar, France)              42            Copiers, facsimile equipment, parts
                                                                           relating to copiers and thermal paper
  Taiwan Ricoh Co., Ltd. (Changhwa, Taiwan)                  10            Photographic equipment
  Ricoh Asia Industry (Shenzhen) Ltd. (Shenzhen,             52            Copiers, parts relating to copiers, and
  China)                                                                   toner
  Shanghai Ricoh Facsimile Co., Ltd.                         13            Facsimile
  (Shanghai, China)

---------------------------------------------------------------------------------------------------------------
Name (Location)                                       Floor space          Principal activities and products
                                                                           manufactured
---------------------------------------------------   ------------------   ------------------------------------
                                                      (in thousands
                                                      of square meters)

 GR Advanced Materials Ltd.                                   4            Supplies relating to duplicators
 (Scotland, United Kingdom)
---------------------------------------------------------------------------------------------------------------

         Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investment in manufacturing facilities is being made for its long-term success.

Item 5. Operating and Financial Review and Prospects

         Operating results on a local currency basis described in "Operating results" show results of net sales and operating income obtained by applying the Japanese Yen average exchange rate for the previous fiscal year to historical local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal 2003, assuming the value of the Japanese Yen had remained the same.

A. Operating results

General

     The following table sets forth selected consolidated financial and operating including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial and operating data between the indicated fiscal years:

                                                 Millions of Yen (except percentages)          Thousands
                                                                                                in U.S.         %
                                                        Year Ended March 31,                    dollars       Change
                                                   2002                      2003                 2003         2003
--------------------------------------------------------------------------------------------------------------------
Net Sales                                Yen 1,672,340    100.0%   Yen 1,738,358     100.0%    $14,731,847      3.9
Cost of Sales                                  972,394     58.1%         993,009      57.1%      8,415,330      2.1
--------------------------------------------------------------------------------------------------------------------
    Gross Profit                               699,946     41.9%         745,349      42.9%      6,316,517      6.5

Selling, General and
 Administrative Expenses                       570,251     34.1%         611,695      35.2%      5,183,856      7.3
--------------------------------------------------------------------------------------------------------------------
    Operating income                           129,695      7.8%         133,654       7.7%      1,132,661      3.1
--------------------------------------------------------------------------------------------------------------------

Other (Income) Expenses:
     Interest and dividend income               (4,753)                   (3,772)                  (31,966)
     Interest expense                            8,233                     6,853                    58,076
    Foreign currency exchange
    (gain) loss, net                             5,732                       566                     4,797
    Other, net                                   6,533                     6,537                    55,398
--------------------------------------------------------------------------------------------------------------------
    Total                                       15,745      1.0%          10,184       0.6%         86,305    (35.3)
--------------------------------------------------------------------------------------------------------------------

Income before Income Taxes, Minority
Interests and
 Equity in earnings of Affiliates              113,950      6.8%         123,470       7.1%      1,046,356      8.4
--------------------------------------------------------------------------------------------------------------------
Provisions for Income Taxes:                    51,147      3.1%          51,984       3.0%        440,542      1.6
--------------------------------------------------------------------------------------------------------------------

Income before Minority Interests and
  Equity in Earnings of Affiliates              62,803                    71,486                   605,814
Minority Interests                               3,080                     1,376                    11,661
Equity in Earnings of Affiliates                 1,891                     2,403                    20,364
--------------------------------------------------------------------------------------------------------------------
    Net Income                                  61,614      3.7%          72,513       4.2%        614,517     17.7
--------------------------------------------------------------------------------------------------------------------

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

         Net sales. Consolidated net sales for the fiscal year ended March 31, 2003 increased by 3.9% (or Yen 66.0 billion) from Yen 1,672.3 billion to Yen 1,738.3 billion as compared to the fiscal year ended March 31, 2002. The U.S. dollar depreciated in relation to the Japanese Yen for the fiscal year ended March 31, 2003 compared to the fiscal year ended March 31, 2002, resulting in a decrease in U.S. dollar-denominated net sales. The increase in net sales resulting from the appreciation of the Euro was greater than the decrease in net sales resulting from the depreciation of the U.S. dollar. Accordingly, net sales for the fiscal year ended March 31, 2003 increased compared to the net sales for the fiscal year ended March 31, 2002. The average Japanese Yen/Euro exchange rates were 121.00 and 110.60 for the fiscal years ended March 31, 2003 and 2002, respectively, and the average Japanese Yen/U.S. dollar exchange rates were
121.96 and 125.10 for the fiscal years ended March 31, 2003 and 2002, respectively. Excluding the appreciation of the Euro and the depreciation of the U.S. dollar, net sales would have increased by 2.7%.

         An increase in net sales in the Office Equipment segment, which resulted primarily from a boost in net sales in the Network Input/Output Systems product category, also contributed to the increase in consolidated net sales. More specifically, in the Network Input/Output Systems product category, Ricoh launched new networkable MFPs and laser printers to meet customer needs during fiscal year 2003. Sale of higher margin value-added equipment especially contributed to the increase in net sales in this product category. This increase in net sales principally in the Network Input/Output Systems product category was offset by a decrease in domestic sales of products in the Imaging Solutions product category due to Japan's prolonged recession. The decrease in sales in the Imaging Solutions product category was primarily due to the shift in customer needs in Japan towards products that are included in the Network Input/Output systems category, such as MFPs and laser printers machines. All in all, net sales in the Office Equipment segment resulting from an increase in net sales of higher margin value-added digital-based office equipment in the Network Input/Output Systems product category offset by the domestic decrease in net sale in the Imaging Solutions product category, accounted for a 2.4% increase in net sales.

         In particular, Ricoh's introduction of new MFPs and laser printers, which are higher margin value-added digital-based office equipment products, in the Network Input/Output Systems category contributed to the increase in net sales for the fiscal year ended March 31, 2003 when compared to the fiscal year ended March 31, 2002. Printers with color printing capabilities in both of these Network Input/Output Systems product lines especially contributed to the increase in net sales, as customers demand for color printers increased. Sales of MFPs increased by 31.1% and sales of laser printers increased by 44.7% for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002. Sales in the digital PPC product line in the overseas market increased by 4.2% as customer needs for digital printing equipment increased. However, during the fiscal year ended March 31, 2003, sales in the analog PPC product line decreased by 23.4% as compared to the fiscal year ended March 31, 2002 as customer needs shifted towards digital equipment. Sales also decreased in the facsimile machine product line by 16.4% for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002 as alternative methods to facsimile transmission, such as scanning and emailing documents, became more widespread.

         Cost of Sales. Consolidated cost of sales for the fiscal year ended March 31, 2003 increased by 2.1% (or Yen 20.6 billion) from Yen 972.3 billion to Yen 993.0 billion as compared to the fiscal year ended March 31, 2002. This increase was due primarily to an increase in net sales and the appreciation of the Euro to the Japanese Yen resulting in higher Japanese Yen equivalents of Euro-denominated cost of sales. These increases were offset by various cost cutting measures taken by Ricoh as discussed below.

         As a percentage of net sales, cost of sales decreased by 1.0% to 57.1% for the fiscal year ended March 31, 2003 from 58.1% for the fiscal year ended March 31, 2002. Cost of sales increased by only 2.1% even though net sales increased by 3.9% for the same periods, primarily due to various cost cutting measures taken by Ricoh. These cost cutting measures included the following: (1) procuring materials from suppliers at lower costs, and (2) providing employee training programs and opportunities to its employees so that they obtain more experience and become more productive, thereby allowing Ricoh to minimize and eliminate production line inefficiencies. The increase in sales of higher margin value-added digital-based products also allowed Ricoh to take advantage of production efficiencies that result from using standardized equipment parts or standardized production specifications, thereby attaining higher recovery of fixed costs.

         Gross Profit. Consolidated gross profit for the fiscal year ended March 31, 2003 increased by 6.5% (or Yen 45.4 billion) from Yen 699.9 billion to Yen
745.3 billion as compared to gross profit for the fiscal year ended March 31, 2002.

         As a percentage of net sales, gross profit increased by 1.0% to 42.9% for the fiscal year ended March 31, 2003 from 41.9% for the fiscal year ended March 31, 2002. This increase in gross profit as a percentage of net sales was primarily due to the various cost cutting measures taken by Ricoh and the increase in net sales of the higher margin value-added digital-based products (notably MFPs and laser printers) in both Japan and abroad, as discussed above, while the company incurred additional costs to correct quality problems on some of its metering equipment.

         Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2003 increased by 7.3% (or Yen 41.4 billion) from Yen 570.2 billion to Yen 611.6 billion as compared to the fiscal year ended March 31, 2002, due primarily to the following reasons: (1) the appreciation of the Euro to the Japanese Yen that resulted in higher Japanese Yen equivalents of Euro-denominated expenses and (2) strategic spending on research and development and back-office information systems development. Research and development expenses for the fiscal year ended March 31, 2003 increased by 3.4% (or Yen 2.7 billion) from Yen 80.7 billion to Yen 83.5 billion as compared to the fiscal year ended March 31, 2002. For additional detail as to expenditures on research and development activities, see
Item 5.C. As a percentage of net sales, selling, general and administrative expenses increased by 1.1% to 35.2% for the fiscal year ended March 31, 2003 from 34.1% for the fiscal year ended March 31, 2002.

         Operating Income. Consolidated operating income for the fiscal year ended March 31, 2003 increased by 3.1% (or Yen 3.9 billion) from Yen 129.6 billion to Yen 133.6 billion as compared to the fiscal year ended March 31, 2002 and as a percentage of net sales, operating income decreased by 0.1 % to 7.7% for the fiscal year ended March 31, 2003 from 7.8% for the fiscal year ended March 31, 2002. Despite the fact that the percentage increase in selling, general and administrative expenses between the fiscal years ended March 31, 2002 and 2003 was greater than the percentage increase in gross profit for the same fiscal years, Ricoh's operating income increased by 3.1% due to the fact that total gross profit amount was higher than the amount for selling, general and administrative expenses.

         Interest and Dividend Income. Consolidated interest and dividend income for the fiscal year ended March 31, 2003 decreased by Yen 0.9 billion from Yen
4.7 billion to Yen 3.7 billion as compared to the fiscal year ended March 31, 2002. This decrease in consolidated interest and dividend income resulted primarily from lower interest rates and difficult economic conditions in Japan.

         Interest Expense. Consolidated interest expense for the fiscal year ended March 31, 2003 decreased by Yen 1.3 billion from Yen 8.2 billion to Yen
6.8 billion as compared to the fiscal year ended March 31, 2002. This decrease in consolidated interest expense resulted primarily from the decrease in the amount of Ricoh's interest-bearing debt outstanding for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002. Ricoh was able to decrease outstanding interest-bearing debt for the fiscal year 2003 as it used its cash management systems in Japan, the United States and Europe as an alternative method of obtaining funds. As a result, Ricoh's interest-bearing debt as of March 31, 2003 decreased by Yen 76.7 billion from Yen 561.4 billion to Yen 484.6 billion as compared to the balance as of March 31, 2002.

         Foreign Currency Exchange (Gain) Loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for the fiscal year ended March 31, 2003 decreased by Yen 5.1 billion from a loss of Yen 5.7 billion to a loss of Yen 0.5 billion as compared to the fiscal year ended March 31, 2002. This decrease was primarily due to foreign exchange gains resulting from the depreciation of the Japanese Yen relative to the Euro.

         Other, Net. Consolidated other, net included in other (income) expenses for the fiscal year ended March 31, 2003 did not change significantly from the other, net for the fiscal year ended March 31, 2002. Consolidated other, net for the fiscal year ended March 31, 2003 mainly consisted of valuation loss of investment securities.

         Total Other (Income) Expenses. Consolidated total other expenses, net for the fiscal year ended March 31, 2003 decreased by 35.3% (or Yen 5.5 billion) from Yen 15.7 billion to Yen 10.1 billion as compared to the fiscal year ended March 31, 2002. This significant decrease in total other expenses, net was due primarily to the significant decrease in foreign currency exchange losses and the decrease in interest expense as discussed above. Consolidated total other expenses, net constituted 0.6% and 0.9% of consolidated net sales for the fiscal years ended March 31, 2003 and 2002, respectively.

         Income Before Income Taxes, Minority Interests and Equity in Earnings of Affiliates. Consolidated income before income taxes, minority interests and equity in earnings of affiliates for the fiscal year ended March 31, 2003 increased by 8.4% (or Yen 9.5 billion) from Yen 113.9 billion to Yen 123.4 billion as compared to the fiscal year ended March 31, 2002, even though operating income increased by only 3.1% for the same periods. This higher percentage increase of income before income taxes, minority interests and equity in earnings of affiliates was attributable to the 35.3% decrease in other expenses, net during the same period.

         Total Provisions for Income Taxes. Total consolidated provisions for income taxes for the fiscal year ended March 31, 2003 increased by 1.6% (or Yen
0.8 billion) from Yen 51.1 billion to Yen 51.9 billion. This lower percentage increase in provisions for income taxes as compared to the percentage increase in income before income taxes, minority interests and equity in earnings of affiliates was primarily due to a decrease in the effective tax rate.

         The actual effective tax rate decreased by 2.8% to 42.1% for the fiscal year ended March 31, 2003 from 44.9% for the previous fiscal year. This 2.8% decrease in the effective tax rate was attributable to (1) a tax credit being applied for increased research and development expense and (2) tax benefits previously not recognized with respect to net operating losses of certain consolidated subsidiaries. As a result, the effective tax rate is almost the same as the statutory tax rate.

         Minority Interests. Consolidated minority interests for the fiscal year ended March 31, 2003 decreased by Yen 1.7 billion from Yen 3.0 billion to Yen
1.3 billion as compared to the fiscal year ended March 31, 2002. This decrease was primarily attributable to the losses generated by Ricoh's manufacturing affiliates in Japan to resolve quality problems in its measuring equipment.

         Equity in Earnings of Affiliates. Consolidated equity in earnings of affiliates for the fiscal year ended March 31, 2003 increased by Yen 0.5 billion from Yen 1.8 billion to Yen 2.4 billion as compared to the fiscal year ended March 31, 2002. This increase was primarily due to the increase in net income of Ricoh's foreign affiliates.

         Net Income. As a result of the factors indicated above, the consolidated net income for the fiscal year ended March 31, 2003 increased by 17.7% (or Yen 10.8 billion) from Yen 61.6 billion to Yen 72.5 billion as compared to the fiscal year ended March 31, 2002.

OPERATING SEGMENTS

Office Equipment

         Sales in the Office Equipment segment for the fiscal year ended March 31, 2003 increased by 2.4% (or Yen 35.1 billion) from Yen 1,485.3 billion to Yen 1,520.5 billion as compared to the fiscal year ended March 31, 2002. This increase was primarily due to (i) a boost in sales of Printing Systems as printers with increased printing speed, network capabilities and color printing capabilities were introduced and (ii) an increase in sales of

Other Input/Output Systems mainly due to the increase in sales of DVDs in the United States and CD-R/RW shipments in other regions. This increase in sales of Network Input/Output Systems products was partly offset by a decrease in sales of Imaging Solutions products, as domestic sales of Digital Imaging Solutions products decreased, and sales of Other Imaging Solutions products decreased both in Japan and the overseas markets. These sales results are consistent with Ricoh's effort to support the shift in customers' demand to digital networking and color-based products from monochrome analog-based stand-alone products.

         Sales in the Imaging Solutions product category for the fiscal year ended March 31, 2003 decreased by 8.0% (or Yen 74.4 billion) from Yen 934.1 billion to Yen 859.7 billion compared to the fiscal year ended March 31, 2002. In Digital Imaging Solutions, Ricoh strengthened its product lineup with new digital PPC offerings, which included both low-end models and high-end models. Despite the introduction of new digital PPC products, sales of digital PPC products decreased domestically due to the depressed Japanese economy and the shift towards MFPs included in the Network Input/Output Systems product category. Sales of digital PPC products increased, however, in Europe and the other regions. In Other Imaging Solutions, sales decreased reflecting the trend from analog-type equipment to digital-type equipment and MFPs. The profit margin of such analog-based office equipment has decreased over the past years in line with the decrease in sales of this equipment as analog-based equipment are being replaced by digital-based equipment.

         In contrast to the above product lines that have been Ricoh's core business, the MFP and laser printer product lines under the Network Input/Output Systems product category have seen an increase in its sales volume in both Japan and the overseas markets in recent years. During the fiscal year ended March 31, 2003, Ricoh focused on the sale of color products in these product lines resulting in the replacement of monochrome products in many of our customers' offices. This sales strategy led to increased sales in this product category.

         For the fiscal year ended March 31, 2003, Ricoh also strengthened its sales of various Network System Solutions products relating to its office equipment products to assist its customers in optimizing their total printing costs. Such network system solutions included useware (custom software developed in consultation with customers), document management applications and related software. Sales in these Network System Solutions products increased both in Japan and the overseas market. In contrast, sales of personal computers and servers, which also fall within the Network System Solutions product category, continued to decline in Japan for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002, due to sluggish information technology spending in Japan. As a result, sales within the Network System Solutions product category decreased for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002.

         Overall, the increase in sales in the Network Input/Output Systems product category exceeded the decrease in sales in the Imaging Solutions product category and the Network System Solutions product category.

         The average Japanese Yen/U.S. dollar exchange rates were 121.96 and
125.10 for the fiscal years ended March 31, 2003 and 2002, respectively, and the average Japanese Yen/Euro exchange rates were 121.00 and 110.60 for the fiscal years ended March 31, 2003 and 2002, respectively. Excluding the exchange rate fluctuations of the U.S. dollar and the Euro, sales in the Office Equipment segment would have increased by 1.1% (or Yen 16.0 billion) for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002.

         With respect to operating expenses, Ricoh was able to lower operating expenses for the fiscal year ended March 31, 2003 as production of various digital-based office equipment was shifted to factories located in China where production costs are lower than other locations. Ricoh's productivity for its production lines in China also increased due to the application of continuous cost cutting efforts. On the other hand, Ricoh increased strategic expenditures in research and development activities and back-office information systems development. As a result, operating expenses in the Office Equipment segment for the fiscal year ended March 31, 2003 increased by 2.0% (or Yen 25.6 billion) from Yen 1,304.0 billion to Yen 1,329.7 billion as compared to the fiscal year ended March 31, 2002.

         As a result of the above factors, operating income within the Office Equipment segment for the fiscal year ended March 31, 2003 increased by 5.2% (or Yen 9.4 billion) from Yen 181.3 billion to Yen 190.7 billion as compared to the fiscal year ended March 31, 2002. The operating margin for the fiscal year ended March 31, 2003 rose by 0.3% to 12.5% from 12.2% as compared to the fiscal year ended March 31, 2002, due primarily to the depreciation of the Japanese Yen to the Euro, which favorably affected profitability.

Other Business

         Sales within the Other Business segment for the fiscal year ended March 31, 2003 increased by 15.6% (or Yen 29.7 billion) from Yen 190.8 billion to Yen
220.5 billion as compared to the fiscal year ended March 31, 2002. As a percentage of total sales, sales to unaffiliated customers within the Other Business segment increased by 1.3% from 11.2% for the fiscal year ended March 31, 2002 to 12.5% for the fiscal year ended March 31, 2003. This increase in sales was due primarily to the recovery in demand for semiconductors in the domestic market and a buoyant increase in demand in the overseas markets. The steady performance of the leasing business also contributed to the increase in sales in this segment. At the same time, however, Ricoh incurred additional expense to resolve quality problems in its metering equipment, which shortened the life of such equipment.

         As a result, operating income within the Other Business segment for the fiscal year ended March 31, 2003 decreased by Yen 5.6 billion from Yen 3.3 billion to Yen 2.2 billion net loss as compared to the fiscal year ended March 31, 2002.

GEOGRAPHIC SEGMENTS

Japan

         Sales in Japan for the fiscal year ended March 31, 2003 increased by 2.1% (or Yen 26.2 billion) from Yen 1,248.6 billion to Yen 1,274.9 billion as compared to the fiscal year ended March 31, 2002. Sales to external customers in this geographic segment increased by 1.6% (or Yen 15.3 billion) between the fiscal year ended March 31, 2003 and 2002, due primarily to the depreciation of the Japanese Yen to the Euro and higher exports of products manufactured in Japan. Despite the continuing recession in Japan, Ricoh recorded an increase in sales of its Printing Systems such as MFPs and laser printers, which reflects the shift in customer demand from stand-alone monochrome products to networkable color products and extended marketing efforts of such products undertaken by Ricoh. In addition, sales in the Network System Solutions business such as useware, document management applications and software also increased. On the other hand, sales declined for analog PPCs, facsimile machines, and personal computers and servers, as a result of restrained spending on information technology equipment. In the Other Business segment, the demand for semiconductors in Japan increased due to the recovery in demand in the businesses that use Ricoh's semiconductors, while the demand for metering equipment decreased due primarily to a low demand cycle of such equipment. In addition to the increase in sales to external customers in Japan, intersegment sales increased by 3.5% (or Yen 10.8 billion) for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002 in Japan. Intersegment sales of office equipment rose amid strong exports and the appreciation of the Euro relative to the Japanese Yen. Export of high-speed PPCs, MFPs and laser printers, which are mostly manufactured in Japan, increased, as demand for such equipment increased in foreign countries.

         Operating expenses in this geographic segment for the fiscal year ended March 31, 2003 increased by 4.0% (or Yen 46.2 billion) from Yen 1,142.5 billion to Yen 1,188.7 billion as compared to the fiscal year ended March 31, 2002. This increase in operating expenses was primarily due to an increase in sales volume. In addition, Ricoh incurred additional expenses to correct the quality problems that arose with respect to its metering equipment and to comply with changes in the laws and regulations of Japan affecting social insurance premiums. Although Ricoh took various cost cutting measures to lower its expenses, such cost cutting measures did not offset the additional expense incurred by Ricoh in this geographic segment. The cost cutting measures taken by Ricoh included the following: (1) reduction of expenses incurred in connection with the procurement of materials from its suppliers, and (2) minimizing and eliminating inefficiencies in its production lines as employees became more productive through enhanced training and as they gained more experience.

         As a result of the increase in operating expenses in excess of the increase in sales described above, operating income in Japan for the fiscal year ended March 31, 2003 decreased by 18.9% (or Yen 20.0 billion) from Yen 106.1 billion to Yen 86.1 billion as compared to the fiscal year ended March 31, 2002. As a percentage of sales, operating income in

Japan declined for the fiscal year ended March 31, 2003 by 1.7% as compared to the fiscal year ended March 31, 2002.

The Americas

         Sales in the Americas for the fiscal year ended March 31, 2002 decreased by 2.1% (or Yen 7.3 billion) from Yen 346.9 billion to Yen 339.5 billion as compared to the fiscal year ended March 31, 2002, primarily due to the appreciation of the Japanese Yen to the U.S. dollar. Despite the economic slowdown in the United States and severe competition in the Americas, Ricoh expanded its existing sales channels to major corporate clients through Lanier Worldwide, Inc. ("Lanier"), especially in North America, for the fiscal year ended March 31, 2003. Through such expanded marketing channels, Ricoh increased sales of its new printing systems to match customer demand that shifted from analog-based products to networked digital PPC and color models. As a result of such stepped up sales efforts, sales of digital PPCs and MFPs increased in this geographic segment for the fiscal year ended March 31, 2003.

         Though sales in the Americas decreased, as mentioned above, operating expenses in this geographic segment for the fiscal year ended March 31, 2003 decreased by a greater percentage as compared to the percentage decrease in sales, due to the fact that a greater portion of the higher margin value-added digital based office equipment was sold to wholesalers. This sales strategy was used by Lanier to increase the sale of digital-based office equipment. The greater percentage decrease in operating expenses was also due to the appreciation of the Japanese Yen relative to the U.S. dollar.

         As a result, operating income in the Americas for the fiscal year ended March 31, 2003 increased by 25.3% (or Yen 2.8 billion) from Yen 11.4 billion to Yen 14.3 billion as compared to the fiscal year ended March 31, 2002.

Europe

         Sales in Europe for the fiscal year ended March 31, 2003 increased by 13.6% (or Yen 42.6 billion) from Yen 313.3 billion to Yen 355.9 billion as compared to the fiscal year ended March 31, 2002, due primarily to the depreciation of the Japanese Yen to the Euro and an increase in sales of higher margin value-added digital-based office equipment, such as digital PPC and MFPs, as customer demand for such products increased in Europe. Continuing the trend from previous fiscal years, Ricoh was ranked number one in terms of market share in sales of digital PPCs and MFPs in Europe.

         Despite the increase in sales in this geographic segment, as noted above, operating expenses in this geographic segment for the fiscal year ended March 31, 2002 increased by a lower percentage amount as compared to the percentage increase in sales, as Ricoh was able to relocate its production facilities for higher margin value-added digital based office equipment closer to its customers, thereby eliminating costs associated with transporting such finished products.

         As a result, operating income in this segment for the fiscal year ended March 31, 2003 increased by 49.8% (or Yen 6.0 billion) from Yen 12.1 billion to Yen 18.2 billion as compared to the fiscal year ended March 31, 2002.

Other

         Sales in the Other geographic segment, which includes countries such as China, for the fiscal year ended March 31, 2003 increased by 15.6% (or Yen 22.8 billion) from Yen 146.9 billion to Yen 169.8 billion as compared to the fiscal year ended March 31, 2002, due primarily to a full-fledged shift to digital, networkable and color products from stand-alone, analog and monochrome equipment in this geographic segment. Demand for optical discs also continued to improve in response to the strong demand in such products, while semiconductor sales remained solid.

         Ricoh Asia Industry, Ltd., a manufacturing subsidiary in China which mainly manufactures low-end digital PPCs and MFPs, continues to contribute to increased sales in this geographic segment. This subsidiary also provides Ricoh with access to lower labor costs in China. The products manufactured by this subsidiary have been exported to marketing operations in Japan, the U.S. and Europe, and its sales volume has increased annually. Ricoh also established a regional headquarters in China during the fiscal year ended March 31, 2003 to focus on integrating manufacturing, sales and services, and to support strategic growth in the promising Chinese market.

         As a result, operating income in the Other geographic segment for the fiscal year ended March 31, 2003 increased by 41.0% (or Yen 2.8 billion) from Yen 7.0 billion to Yen 9.9 billion as compared to the fiscal year ended March 31, 2002.

FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

         Net sales. Consolidated net sales for the fiscal year ended March 31, 2002 increased by 8.7% (or Yen 134.0 billion) from Yen 1,538.2 billion to Yen 1,672.3 billion as compared to the fiscal year ended March 31, 2001. Approximately half of this increase in net sales was due to the appreciation of the U.S. dollar and the Euro to the Japanese Yen that resulted in higher Japanese Yen equivalents of U.S. dollar and Euro-denominated net sales (which accounted for a 4.7% increase in net sales). The average Yen/U.S. dollar exchange rates were 125.10 and 110.60 for the fiscal years ended March 31, 2002 and 2001, respectively, and the average Yen/Euro exchange rates were 110.60 and
100.41 for the fiscal years ended March 31, 2002 and 2001, respectively. Excluding the appreciation of the U.S. dollar and Euro, net sales would have increased by 4.0%.

         Ricoh's acquisition of Lanier in January 2001 also contributed to the increase in net sales between the fiscal years ended March 31, 2002 and 2001, accounting for a 4.2% increase in net sales. This increase in net sales from the acquisition of Lanier was due to the fact that Lanier's operating results were reflected in Ricoh's operating results for the entire fiscal year ended March 31, 2002 compared to only two months for the previous fiscal year and the fact that Ricoh realized Lanier's full profit margins previously generated by Lanier through its OEM (original equipment manufacturing) arrangement with Ricoh prior to the acquisition.

         In addition, a boost in net sales in the Office Equipment segment resulting from the launch and sale of higher margin value-added digital-based office equipment also contributed to the increase in net sales. However, this increase in net sales was offset by a decrease in domestic net sales reflecting retail weakness as a result of Japan's prolonged recession, and by a decrease of sales in the Other Business segment, which includes items such as semiconductors and metering equipment. The decrease in sales in the Other Business segment was primarily due to the stagnant demand in Japan for metering equipment and decreased demand for semiconductors (particularly large-scale integrated circuits used in mobile communications equipment). All in all, the increase in net sales resulting from an increase in net sales of higher margin value-added digital-based office equipment, which was offset by the decrease in domestic sales, accounted for a 0.2% decrease in net sales after such offset.

         More specifically, Ricoh's introduction of higher margin value-added digital-based office equipment in the following product lines contributed to the increase in net sales for the fiscal year ended March 31, 2002 when compared to the fiscal year ended March 31, 2001: digital PPCs, MFPs and laser printers. Sales of digital PPCs increased by 12.6%, sales of MFPs increased by 27.8% and sales of laser printers increased by 40.6% for the fiscal year ended March 31, 2002 as compared to the fiscal year ended March 31, 2001. Conversely, sales in analog PPCs decreased by 12.5% while sales in facsimile machines decreased by 6.0% for the fiscal year ended March 31, 2002 as compared to the fiscal year ended March 31, 2001.

         Cost of Sales. Consolidated cost of sales for the fiscal year ended March 31, 2002 increased by 5.1% (or Yen 47.5 billion) from Yen 924.8 billion to Yen 972.3 billion as compared to the fiscal year ended March 31, 2001, due primarily to an increase in net sales (which accounted for a 4.0% increase in cost of sales) and the appreciation of the U.S. dollar and the Euro in relation to the Japanese Yen that resulted in higher Japanese Yen equivalents of U.S. dollar and Euro-denominated net sales (which accounted for a 3.6% increase in cost of sales), which was offset by various cost cutting measures taken by Ricoh as discussed below.

         As a percentage of net sales, cost of sales decreased by 2.0% to 58.1% for the fiscal year ended March 31, 2002 from 60.1% for the fiscal year ended March 31, 2001. Cost of sales increased by only 5.1% even though net sales increased by 8.7% for the periods, primarily due to various cost cutting measures taken by Ricoh. These cost cutting measures included the following: (1) reduction of expenses incurred in connection with the procurement of materials from its suppliers, and (2) minimizing and eliminating inefficiencies in its production lines as employees became more productive through enhanced training and after gaining more experience. The increase in sales of higher margin value-added digital-based products also allowed Ricoh to take advantage of production efficiencies that result from using standardized equipment parts or standardized production specifications, thereby attaining higher recovery of fixed costs.

         Gross Profit. Consolidated gross profit for the fiscal year ended March 31, 2002 increased by 14.1% (or Yen 86.5 billion) from Yen 613.3 billion to Yen
699.9 billion as compared to gross profit for the fiscal year ended March 31, 2001, while net sales for the fiscal year ended March 31, 2002 increased by only 8.7% as compared to net sales for the fiscal year ended March 31, 2001. Among the 14.1% increase, 6.5% of the increase in gross profit resulted from the acquisition of Lanier, and 6.5% of the increase in gross profit resulted from the appreciation of the U.S. dollar and the Euro relative to the Japanese Yen.

         The greater percentage increase in gross profit relative to the percentage increase in net sales was due primarily to the fact that the 5.1% increase in cost of sales was lower than the 8.7% increase in net sales. As a percentage of net sales, gross profit increased by 2.0% to 41.9% for the fiscal year ended March 31, 2002 from 39.9% for the fiscal year ended March 31, 2001. This increase in gross profit as a percentage of net sales was primarily due to the decrease in the cost of sales of 2.0% for the fiscal year ended March 31, 2002 as compared to the fiscal year ended March 31, 2001, as discussed above.

         Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2002 increased by 12.2% (or Yen 61.9 billion) from Yen 508.2 billion to Yen 570.2 billion as compared to the fiscal year ended March 31, 2001, due primarily to the following reasons: (1) the appreciation of the U.S. dollar and the Euro as compared to the Japanese Yen that resulted in higher Japanese Yen equivalents of U.S. dollar- and Euro-denominated expenses (which accounted for a 4.5% increase in selling, general and administrative expenses) and (2) consolidation of Lanier's operations (which accounted for a 7.8% increase in selling, general and administrative expenses). As a percentage of net sales, selling, general and administrative expenses increased by 1.1% to 34.1% for the fiscal year ended March 31, 2002 from 33.0% for the fiscal year ended March 31, 2001.

         Operating Income. Consolidated operating income for the fiscal year ended March 31, 2002 increased by 23.4% (or Yen 24.5 billion) from Yen 105.1 billion to Yen 129.6 billion as compared to the fiscal year ended March 31, 2001. As a percentage of net sales, operating income increased by 1.0 % to 7.8% for the fiscal year ended March 31, 2002 from 6.8% for the fiscal year ended March 31, 2001. This 23.4% percentage increase in operating income was primarily due to the increase in gross profit and the fact that the percentage increase of the selling, general and administrative expenses was lower than the percentage increase of gross profit.

         Interest and Dividend Income. Consolidated interest and dividend income for the fiscal year ended March 31, 2002 decreased by Yen 3.2 billion from Yen
8.0 billion to Yen 4.7 billion as compared to the fiscal year ended March 31, 2001. This decrease in consolidated interest and dividend income resulted primarily from (1) the sluggish financial market conditions in Japan and (2) the decrease in interest income resulting from lower cash reserves being available for short-term investment following the acquisition of Lanier.

         Interest Expense. Consolidated interest expense for the fiscal year ended March 31, 2002 increased by Yen 0.4 billion from Yen 7.7 billion to Yen
8.2 billion as compared to the
fiscal year ended March 31, 2001. This increase in consolidated interest expense resulted primarily from the increase in the amount of Ricoh's long-term debt outstanding for the fiscal year ended March 31, 2002 as compared to the fiscal year ended March 31, 2001.

         Foreign Currency Exchange (Gain) Loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for the fiscal year ended March 31, 2002 increased by Yen 9.2 billion from a gain of Yen 3.4 billion to a loss of Yen 5.7 billion as compared to the fiscal year ended March 31, 2001. This increase was primarily due to foreign exchange losses resulting from the depreciation of the Japanese Yen relative to the U.S. dollar and the Euro.

         Other, Net. Consolidated other, net included in other (income) expenses for the fiscal year ended March 31, 2002 decreased by Yen 4.5 billion from Yen
11.0 billion to Yen 6.5 billion as compared to the fiscal year ended March 31, 2001. Consolidated other, net consisted primarily of unrealized loss of investment securities and loss on sales and disposition of fixed assets. This decrease in other, net was primarily due to the fact that Ricoh had no significant amounts of non-marketable securities which were required to be written down as had occurred in 2001.

         Total Other (Income) Expenses. Consolidated total other expenses, net for the fiscal year ended March 31, 2002 increased by 114.5% (or Yen 8.4 billion) from Yen 7.3 billion to Yen 15.7 billion as compared to the fiscal year ended March 31, 2001. This significant increase in total other expenses, net was due primarily to the significant increase in foreign currency exchange losses and the decrease in interest income as discussed above. Consolidated total other expenses, net constituted 0.4% and 1.0% of consolidated net sales for the fiscal years ended March 31, 2001 and 2002, respectively.

         Income Before Income Taxes, Minority Interests and Equity in Earnings of Affiliates. Consolidated income before income taxes, minority interests and equity in earnings of affiliates for the fiscal year ended March 31, 2002 increased by 16.6% (or Yen 16.1 billion) from Yen 97.7 billion to Yen 113.9 billion as compared to the fiscal year ended March 31, 2001, even though operating income increased by 23.4% for the same periods. This lower percentage increase of income before income taxes, minority interests and equity in earnings of affiliates was attributable to the 114.5% increase in other expenses, net during the same period.

         Total Provisions for Income Taxes. Total consolidated provisions for income taxes for the fiscal year ended March 31, 2002 increased by 17.5% (or Yen
7.6 billion) from Yen 43.5 billion to Yen 51.1 billion, in line with the 16.6% increase in income before income taxes minority interest and equity in earnings of affiliates.

         The actual effective tax rate increased by 0.4% to 44.9% for the fiscal year ended March 31, 2002 from 44.5% for the previous fiscal year. This 0.4% increase in the effective tax rate was attributable to the non-deductibility of certain expenses, such as entertainment and directors' bonus expenses and tax benefits, not recognized with respect to net operating losses of certain consolidated subsidiaries.

         Minority Interests. Consolidated minority interests for the fiscal year ended March 31, 2002 decreased by Yen 0.0 billion from Yen 3.1 billion to Yen
3.0 billion as compared to the fiscal year ended March 31, 2001. This decrease was primarily attributable to the decrease in net income of Ricoh's manufacturing affiliates in Japan.

         Equity in Earnings of Affiliates. Consolidated equity in earnings of affiliates for the fiscal year ended March 31, 2002 decreased by Yen 0.2 billion from Yen 2.0 billion to Yen 1.8 billion as compared to the fiscal year ended March 31, 2001. This decrease was primarily due to the decrease in net income of Ricoh's Japanese affiliates, similar to the decrease in minority interests for the same period.

         Net Income. As a result of the factors indicated above, the consolidated net income for the fiscal year ended March 31, 2002 increased by 15.8% (or Yen 8.3 billion) from Yen 53.2 billion to Yen 61.6 billion as compared to the fiscal year ended March 31, 2001.

OPERATING SEGMENTS

Office Equipment

         Sales in the Office Equipment segment for the fiscal year ended March 31, 2002 increased by 11.0% (or Yen 147.0 billion) from Yen 1,338.3 billion to Yen 1,485.3 billion as compared to the fiscal year ended March 31, 2001. As a percentage of total sales, sales in the Office Equipment segment increased by 1.8% from 87.0% for the fiscal year ended March 31, 2001 to 88.8% for the fiscal year ended March 31, 2002. This percentage increase was due primarily to (i) a boost in sales of office equipment resulting from the launch of new higher margin value-added digital-based office equipment products (such as digital PPCs, MFPs and laser printers), (ii) the full consolidation of Lanier, which Ricoh acquired in January 2001, and (iii) the appreciation of the U.S. dollar and the Euro as compared to the Japanese Yen which resulted in higher Japanese Yen equivalents of U.S. dollar- and Euro-denominated net sales.

         In the Imaging Solutions category, sales in digital PPCs grew steadily, particularly in the overseas markets, reflecting the launch of high-speed digital or higher margin value-added copiers. The profit margin of analog office equipment such as analog PPCs, facsimile machines and other stand-alone type analog equipment has decreased over the past years in line with the decrease in sales of this equipment as they are replaced by digital-based equipment or have become obsolete as the method of scanning and emailing documents has become widespread practice. Overall, the increase in sales in the digital PPC product line, which launched new products during the fiscal year ended March 31, 2002, exceeded the decrease in sales in the analog office equipment line. As a result of the above, sales in the Imaging Solutions category for the fiscal year ended March 31, 2002 increased by 7.7% (or Yen 67.1 billion) from Yen 867.0 billion to Yen 934.1 billion as compared to the fiscal year ended March 31, 2001.

         In addition to the above products which have been Ricoh's core products, laser printers and MFPs which are a part of the Network Input/Output Systems category also increased their sales volume in both Japan and in the overseas markets. During the fiscal year ended March 31, 2002, Ricoh focused its laser printer product line on the office environment, where high quality and mid- and high-volume color and black and white printout capabilities were in demand. In addition, Ricoh launched higher margin value-added office equipment such as MFPs that handle everything from document input and output to document sharing and administration. The sales of optical discs, which are also included in the Network Input/Output Systems category, were up only slightly owing to a switch to new standards in optical disc related products. Overall, sales in the Network Input/Output Systems increased the most in the Office Equipment segment, mainly due to the increase in sales of laser printers and MFPs, which launched new products during the fiscal year ended March 31, 2002. As a result, sales in the Network Input/Output Systems category for the fiscal year ended March 31, 2002 increased by 31.5% (or Yen 82.4 billion) from Yen 261.8 billion to Yen 344.2 billion as compared to the fiscal year ended March 31, 2001.

         In the Network System Solutions category, Ricoh placed greater focus on useware (custom software developed in consultation with customers), document management, and other solutions businesses. Ricoh placed greater focus on these products in response to the shift in customer demand towards networked hardware, software, and services from stand-alone products. Nonetheless, sales of network equipment in this category declined due to decreased sales of personal computers and servers owing to constrained corporate spending on information technology in Japan. As a result, sales in the Network System Solutions category for the fiscal year ended March 31, 2002 decreased by 1.2% (or Yen 2.5 billion) from Yen 209.5 billion to Yen 206.9 billion as compared to the fiscal year ended March 31, 2001.

         Ricoh's acquisition of Lanier also contributed to the increase in net sales in the Office Equipment segment as Lanier successfully implemented sales strategy that focused on expanding sales of digital-based office equipment and increased sales to major corporate clients. More specifically, the increase in net sales from the acquisition of Lanier was due to two factors: (1) the fact that Lanier's operating results were reflected in Ricoh's operating results for the entire fiscal year ended March 31, 2002 compared to only two months for the previous fiscal year, and (2) the fact that Ricoh fully realized Lanier's profit margins previously generated by Lanier through its OEM (original equipment manufacturing) arrangement with Ricoh prior to the acquisition. As a result, the increase in net sales due to the consolidation of Lanier between the fiscal years ended March 31, 2002 and 2001, accounted for a 4.8% (or Yen 64.4 billion) increase in net sales in the Office Equipment segment (which increased by 11.1% for the fiscal year ended March 31, 2002 as compared to the previous fiscal year as noted above) and a 8.1% (or Yen 11.5 billion) increase in operating income in the Office Equipment segment (which increased by 27.2% for the fiscal year ended March 31, 2002 as compared to the previous fiscal year). In addition, the increase in sales by Lanier, especially in new higher margin value-added digital-based office equipment products (such as digital PPCs and MFPs), which replaced other manufacturer's equipment, indirectly contributed to Ricoh's consolidated operating results as it increased its production volume in respect of office equipment and led to greater cost efficiencies being achieved in Ricoh's factories located in Japan and overseas.

         The average Japanese Yen/U.S. dollar exchange rates were 125.10 and
110.60 for the fiscal years ended March 31, 2002 and 2001, respectively, and the average Japanese Yen/Euro exchange rates were 110.60 and 100.41 for the fiscal years ended March 31, 2002 and 2001, respectively. Excluding the appreciation of the U.S. dollar and the Euro, sales in the Office Equipment segment would have increased by 5.7% (or Yen 76.4 billion) for the fiscal year ended March 31, 2002 as compared to the fiscal year ended March 31, 2001.

         In terms of operating expenses, Ricoh was able to lower operating expenses since Ricoh's factories in China manufactured various digital-based office equipment at a low cost. Ricoh's productivity in the production lines in China also increased by continuous cost cutting efforts. The production volume in China increased in line with the increase in sales volume of low-end digital-based office products in the digital PPC and MFP product lines.

         As a result of the above, operating income in the Office Equipment segment for the fiscal year ended March 31, 2002 increased by 27.2% (or
Yen 38.7 billion) from Yen 142.5 billion to Yen 181.3 billion as compared to the fiscal year ended March 31, 2001.

Other Business

         Sales in the Other Business segment for the fiscal year ended March 31, 2002 decreased by 7.0% (or Yen 14.2 billion) from Yen 205.0 billion to
Yen 190.8 billion as compared to the fiscal year ended March 31, 2001. As a percentage of total sales, sales in the Other Business segment decreased by 1.9% from 13.3% for the fiscal year ended March 31, 2001 to 11.4% for the fiscal year ended March 31, 2002. This decrease in sales was due primarily to the continuing stagnant demand for metering equipment and decrease in demand for semiconductors (particularly for large-scale integrated circuits used in mobile communications equipment), which had increased the previous fiscal year.

         As a result, operating income in the Other Business segment for the fiscal year ended March 31, 2002 decreased by 74.3% (or Yen 9.7 billion) from Yen 13.1 billion to Yen 3.3 billion as compared to the fiscal year ended March 31, 2001.

GEOGRAPHIC SEGMENTS

Japan

         Sales in Japan for the fiscal year ended March 31, 2002 increased by 1.2% (or Yen 14.7 billion) from Yen 1,233.9 billion to Yen 1,248.6 billion as compared to the fiscal year ended March 31, 2001. Sales to external customers decreased by 1.6% (or Yen 15.1 billion), due primarily to the fact that the Japanese economy remained in a recession which resulted in Japanese companies to limit their purchase of information technology equipment. Even under such economic climate, however, Ricoh recorded an increase in sales of its printing systems such as MFPs and laser printers. The MFPs and laser printers performed particularly well, reflecting the introduction and launch of new lines of MFPs and laser printers that met customer needs and the extended marketing efforts of such products. On the other hand, sales declined for analog PPCs, facsimile machines, and personal computers and servers. In addition, the decline in demand for semiconductors and metering equipment resulted in the decrease in sales of such products. In contrast to sales to external customers in Japan, intersegment sales increased by 10.7% (or Yen 29.9 billion) for the fiscal year ended March 31, 2002 as compared to the fiscal year ended March 31, 2001. Intersegment sales of office equipment rose amid strong exports and the appreciation of the U.S. dollar and the Euro relative to the Japanese Yen. Export of high-speed PPCs, MFPs and laser printers, which are manufactured in Japan, especially increased as demand in those equipment increased in foreign countries.

         Though sales in Japan increased, as mentioned above, operating expenses in this segment for the fiscal year ended March 31, 2002 decreased due primarily to an increase in sales of new, higher margin value-added digital-based office equipment products (such as digital PPCs, MFPs and laser printers), and various cost cutting measures taken by Ricoh. The increase in sales of higher margin value-added digital-based products allowed Ricoh to take advantage of production efficiencies that result from using standardized equipment parts or standardized production specifications, thereby attaining higher recovery of fixed costs. The cost cutting measures taken by Ricoh included the following: (1) reduction of expenses incurred in connection with the procurement of materials from its suppliers, and (2) minimizing and eliminating inefficiencies in its production lines as employees became more productive through enhanced training and after gaining more experience.

         As a result of the appreciation of the U.S. dollar and the Euro relative to the Japanese Yen and an increase in export of higher margin products, operating income in Japan for the fiscal year ended March 31, 2002 increased by 27.0% (or Yen 22.5 billion) from Yen 83.5 billion to Yen 106.1 billion as compared to the fiscal year ended March 31, 2001. As a percentage of sales in Japan, operating income increased for the fiscal year ended March 31, 2002 by 1.7% as compared to the fiscal year ended March 31, 2001.

The Americas

         Sales in the Americas for the fiscal year ended March 31, 2002 increased by 35.3% (or Yen 90.4 billion) from Yen 256.4 billion to Yen 346.9 billion as compared to the fiscal year ended March 31, 2001, due primarily to extended marketing efforts on digital office equipment by Lanier and the fact that Lanier's operating results were reflected in Ricoh's operating results for the entire fiscal year after its acquisition by Ricoh in January 2001. Despite the U.S. economic slowdown and intensified competition in the Americas, Ricoh was able to expand its existing sales channels in the fiscal year ended March 31, 2002. Ricoh offset the effects of lower capital expenditure and the economic slowdown in the U.S. market by expanding and reinforcing its sales networks, particularly in the North American market, thus increasing sales of digital PPCs and MFPs. Ricoh's acquisition of Lanier contributed to the increase in the amount of sales in the Americas as Lanier was able to increase its sales amount upon the successful implementation of sales strategies, which focused on expanding sales of digital-based office equipment and increasing sales to its major corporate clients.

         Though sales in the Americas increased, as mentioned above, operating expenses in this segment for the fiscal year ended March 31, 2002 increased more than sales due primarily to the consolidation of Lanier's operating expenses since Lanier's operating expenses as a percentage of sales was higher than that of Ricoh's due to its direct sales business.

         As a result, operating income in the Americas for the fiscal year ended March 31, 2002 increased by 27.3% (or Yen 2.4 billion) from Yen 8.9 billion to Yen 11.4 billion as compared to the fiscal year ended March 31, 2001.

Europe

         Sales in Europe for the fiscal year ended March 31, 2002 increased by 21.6% (or Yen 55.5 billion) from Yen 257.7 billion to Yen 313.3 billion as compared to the fiscal year ended March 31, 2001, due primarily to the fact that Ricoh launched higher margin value-added digital-based office equipment, such as digital PPC and MFPs, in Europe which were in high demand. Continuing from previous fiscal years, Europe was Ricoh's top share market in both digital PPCs and MFPs.

         Though sales in Europe increased, as mentioned above, operating expenses in this segment for the fiscal year ended March 31, 2002 increased more than sales due primarily to an increase in operating expenses incurred by a U.K. subsidiary as it changed its production line to manufacture new products. As a result, operating income in this segment for the fiscal year ended March 31, 2002 increased by only 8.0% (or Yen 0.9 billion) from Yen 11.2 billion to Yen
12.1 billion as compared to the fiscal year ended March 31, 2001.

Other

         Sales in the Other geographic segment, which includes other countries such as China, for the fiscal year ended March 31, 2002 increased by 25.5% (or Yen 29.8 billion) from Yen 117.1 billion to Yen 146.9 billion as compared to the fiscal year ended March 31, 2001, due primarily to the shift to digital and network-based products from stand-alone analog equipment.

         Ricoh Asia Industry, Ltd., a manufacturing subsidiary in China which mainly manufactures low-end digital PPCs and MFPs, has particularly contributed to the increase in sales in this geographic segment. This subsidiary also gives Ricoh access to lower labor costs in China. The products manufactured by this subsidiary have been exported to marketing operations in Japan, U.S. and Europe, and its sales volume has increased year by year. Ricoh intends to increase sales in this geographic segment in the future by strengthening its sales network in China as China becomes a member of the World Trade Organization and implements its policy to deregulate its markets.

         As a result, operating income in the Other geographic segment for the fiscal year ended March 31, 2002 increased by 14.2% (or Yen 0.8 billion) from Yen 6.1 billion to Yen 7.0 billion as compared to the fiscal year ended March 31, 2001.

PENSION INFORMATION

         Ricoh, like many large corporations in Japan, has an Employee Pension Plan ("EPP"), which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law ("JWPIL"). This plan is composed of (i) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (ii) a corporate portion based on a contributory defined benefit pension arrangement established by Ricoh. The plan assets of the EPP are invested and managed as a single portfolio for the entire EPP and are not statutorily attributed to the substitutional and corporate portions. The substitutional portion represented 39% of the total projected benefit obligation of Ricoh's EPP as of March 31, 2003.

         On June 15, 2001, the JWPIL was amended to permit an employer to elect to separate the substitutional portion from the EPP and transfer the substitutional portion to the Japanese government. Upon completion of the separation and transfer, the employer and the EPP are released from paying the substitutional portion of the benefits to EPP beneficiaries. One of the steps in completing a transfer of the substitutional portion to the government is for a corporation to obtain an exemption from the Minister of Health, Labor and Welfare from the obligation to make future payments with respect to the substitutional portion, as set forth in the newly enacted Defined Payment Corporate Pension Act. Ricoh obtained such approval as of January 1, 2003. In order for Ricoh to completely separate the substitutional portion, Ricoh will in the future be required to obtain approval to separate the remaining past substitutional portion.

         With respect to the accounting treatment of this transfer under generally accepted accounting principles of Japan ("JP GAAP"), based on pension information available as of March 31, 2003, the extraordinary profit recorded by Ricoh would have been Yen 13.1 billion if Ricoh had applied JP GAAP. This amount is significantly lower than the Yen 21.9 billion figure disclosed in the Form 6-K filing on January 23, 2003, as this Yen 21.9 billion figure was based on pension information available as of March 31, 2002.

         With respect to the accounting treatment of this transfer under generally accepted accounting principles of the United States ("US GAAP"), Ricoh will account for the transfer in accordance with Emerging Issues Task Force Issue No. 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-02"). As specified in EITF 03-02, the entire separation process and transfer is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets in accordance with Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Since this separation and transfer is expected to occur during the latter part of the current calendar year, there has been no effect on Ricoh's consolidated financial statements for the fiscal year ended March 31, 2003.

         The aggregate amount of this separation will be determined based on the Company's aggregate pension benefits obligation as of the date the transfer is completed and the aggregate amount of plan assets required to be transferred. Based on the Company's current estimates as to the aggregate amount of such pension benefits obligation and the aggregate amount of plan assets required to be transferred, Ricoh's management does not expect this separation to significantly affect Ricoh's results of operation and financial condition. It is expected that the effect under US GAAP will be a much lower gain than that under JP GAAP or might even be a loss due to the differences in pension accounting between US GAAP and JP GAAP, such as the treatment for recognizing actuarial losses. However, no assurances can be made that the ultimate effect of this separation will not be significant since Ricoh is unable to estimate the final impact with any reasonable degree of accuracy at this time, as the data which is used to determine the amount continues to fluctuate to a significant extent, and the Japanese government continues to hold discussions that may affect the timing and method of calculation of this separation and transfer in light of the potential effect on the Japanese stock market.

MANAGEMENT PLAN

         Fiscal year 2003 was the first year of Ricoh's 14th medium-term management plan, which will continue through fiscal year 2005. Through this plan, Ricoh will focus on pursuing and building on the reforms of the 13th medium-term management plan, which was completed in fiscal year 2002. The 13th medium-term management plan focused on (1) improving the quality of Ricoh Group management with the aim of increasing corporate value, (2) reforming the business and profitability structure with the aim of maintaining steady growth, and (3) reinforcing cash flow management and realizing a lower cost business structure. Ricoh believes that the 13th medium-term management plan was instrumental in allowing Ricoh to deliver strong financial results for the fiscal year 2002.

         The basic objectives of the 14th medium-term management plan are to
(1) realize a "vital and motivated culture," (2) strengthen Ricoh's proprietary technologies to become the World's No.1. product manufacturing company, (3) build a "customer-friendly" and "environmentally-friendly" company, (4) strengthen each business unit and revolutionize group business structures, and
(5) strengthen management to attain a competitive advantage. Through this plan, Ricoh will focus on increasing the total copying or printing volume of its customers (referred to by Ricoh as "Building Total Document Volume"), as additional value is provided per each copy or printed page, which we hope will lead to a broadening of our revenue and earnings base. To attain this goal, Ricoh's basic strategies include (1) replacing monochrome products with color models at prices comparable to those of monochrome models, (2) expanding sales of high-speed models, and (3) deploy printing solutions so that customers can optimize the total output costs of their copiers and printers.

B. Liquidity and capital resources

         Ricoh's principal sources of liquidity are a combination of cash and cash equivalents on hand, cash provided from operations and various debt with lines of credit. As of March 31, 2003, Ricoh had Yen 189.2 billion in cash and cash equivalents and Yen 753.2 billion in lines of credit. Of the Yen 753.2 billion in lines of credit, Yen 613.8 billion was unused as of the fiscal year ended March 31, 2003, and Yen 378.9 billion related to commercial paper and medium-term note programs. The Company has no committed lines of credit with financial institutions. Ricoh Leasing Co., Ltd., however, has a Yen 50.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh. Under these lines of credit, the Company and its subsidiaries are able to borrow from financial institutions at local market-based interest rates. Such local market-based interest rates ranged from 0% to 11.60% during the fiscal year ended March 31, 2003. Almost all of such borrowings from financial institutions are unsecured. The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper and medium-term notes. Interest rates in respect of commercial paper and medium-term notes issued by Ricoh and its subsidiaries ranged from 0.021% to 1.62% and 0.163% to 0.46%, respectively during the fiscal year ended March 31, 2003.

         Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2004. Even if there is a decrease in cash flow from operations as a result of fluctuations in customer demands from one year to another, Ricoh believes current funds on hand along with sufficient unused lines of credit from financial institutions having credit ratings satisfactory to Ricoh will be sufficient to finance its operations temporarily. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets.

         The Company and Ricoh Leasing Co., Ltd. obtain ratings from the following major rating agencies: Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"), Moody's Investors Services ("Moody's), and another local rating agency in Japan. As of March 31, 2003, the Company and Ricoh Leasing Co., Ltd. were rated A/A-1 by S&P. As of March 31, 2003, the Company was rated A3 by Moody's. Pursuant to such ratings, Ricoh Leasing Co., Ltd. and certain foreign subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Outstanding commercial paper totaled Yen 57.3 billion and Yen 56.2 billion as of March 31, 2002 and 2003, respectively. Lower long-term debt ratings by any of these major rating agencies generally increases the commercial paper issuing costs and narrows access to the commercial paper markets. While the outlook of Ricoh's long-term debt is rated "Stable" by S&P and "Positive" by Moody's, a change in such rating could affect the funding capacity of Ricoh thereby affecting its liquidity. In addition, the Company, Ricoh Leasing Co., Ltd. and certain foreign subsidiaries also have issued various types of bonds and medium-term notes under these ratings. For additional detail regarding these bonds, see Note 10 to the Consolidated Financial Statements.

         It is Ricoh's policy to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. According to this policy, Ricoh has in recent years tried to achieve efficiencies in the utilization of cash balances held by its subsidiaries. One method that Ricoh has implemented to achieve this efficiency is to build up its cash management systems in each of its geographic segments. With finance companies located within each geographic segment as the center of this cash management system, Ricoh has established a group pooling-of-funds arrangement in which cash resources are lent and borrowed from one group company to another group company. As a result of this pooling-of-funds arrangement, Ricoh has succeeded in reducing the occurrence of excess accumulation of cash at one group company and unnecessary borrowings from third party institutions by another group company. As such, the pooling-of-funds arrangement has reduced interest expenses and related costs which were previously paid to third parties. For the fiscal year ended March 31, 2003 alone, Ricoh has managed to reduce interest-bearing debt by Yen 76.7 billion on a worldwide basis.

         Ricoh enters into various derivative financial instrument contracts in the normal course of business and in connection with the management of its assets and liabilities. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on the assets and liabilities denominated in foreign currencies. Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of fair value or cash flow fluctuations on interest of its outstanding debt. Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives. Detail discussion of these derivative contracts is provided in Item11. Quantitative and Qualitative Disclosures About Market Risk.

         The Company and certain of its subsidiaries have various trusted employee pension plans covering all of their employees. As described in Footnote 11 to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to Yen 286.9 billion, as of March 31, 2003. The unfunded portion increased significantly by Yen 102.7 billion during the fiscal year 2003 as compared to the fiscal year 2002 due to a decrease in the discount rate and a lower return on plan assets. However, out of this unfunded amount, Yen 207.9 billion was recorded as a liability on the consolidated balance sheet of Ricoh, as of March 31, 2003. As described in Section A. above, it is expected that Ricoh will return the substitutional portion of the EPP in fiscal year 2003 and such return will result in a significant reduction in the unfunded portion as it represents approximately 39% of the benefit obligation. The Company and its subsidiaries have contributed to the EPP in conformity with Japanese governmental regulations which require an employer to systematically fund the employee pension plans in accordance with a projected benefit cost method and also contribute special pension premiums to amortize unfunded benefit obligations basically over a period of 7 to 20 years if such unfunded portion were to exceed the specified level prescribed in the regulations. Although Ricoh does not expect its cash funding requirements to increase significantly in the medium- or short-term, Ricoh's cash funding requirements may be affected by possible changes in interest rates, actual returns on plan assets and governmental regulations on a long-term basis. The amount contributed for domestic pension plans accounted for approximately 88% of the total benefit liability as of the fiscal year ended March 31, 2003. The amount contributed for domestic pension plans for the fiscal years ended March 31, 2003, 2002 and 2001 were Yen 11.7 billion, Yen 11.4 billion and Yen 11.2 billion, respectively.

         In addition, at the General Meeting of the Shareholders, held on June 26, 2003, the shareholders authorized the repurchase of up to 32,000,000 ordinary shares or the use of up to Yen 60 billion in funds for such repurchase in accordance with Article 210 of the Commercial Code. No decision has been made by Ricoh management as to how many ordinary shares out of the 32,000,000 ordinary shares will be repurchased by the Company.

Cash Flow

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

         At the close of fiscal year 2003, higher net income, depreciation and amortization added Yen 13.6 billion to cash flows from operating activities, which was Yen 149.0 billion. This overall increase also included decreases in trade receivables (by an amount equal to Yen 22.1 billion) and inventories (by an amount equal to Yen 14.9 billion) as well as increases in trade payables (by an amount equal to Yen 5.6 billion) and accrued income taxes and other (by an amount equal to Yen 11.1 billion), which were partially offset by an increase in finance receivables (by an amount equal to Yen 33.1 billion). Net cash provided by operating activities for the fiscal year ended March 31, 2003 increased by 76.7%, from Yen 105.1 billion to Yen 185.7 billion as compared to the fiscal year ended March 31, 2002.

         Net cash used in investing activities increased by 20.6%, from Yen 81.4 billion to Yen 98.1 billion for the fiscal year end March 31, 2003. This was mainly due to increased investments in marketable securities that are highly rated and deemed unlikely to default by rating agencies. Though net cash used in investing activities increased, cash flow generated by operating and investing activities for the fiscal year ended March 31, 2003 increased by 269.1%, to Yen 87.5 billion as compared to the fiscal year ended March 31, 2002, due to the fact that net cash provided from operating activities increased by a greater percentage than net cash used in investing activities.

         Net cash used by financing activities for the fiscal year ended March 31, 2003 increased to Yen 67.1 billion, compared with Yen 36.2 billion net cash provided by financing activities for the fiscal year ended March 31, 2002. During the fiscal year ended March 31, 2003, the Company repurchased its shares from the market pursuant to Article 210 of the Commercial Code of Japan. The total number of shares repurchased during the fiscal year 2003 was 9,111,925 shares, and the aggregate repurchase price totaled Yen 17.2 billion. In Japan and overseas, Ricoh's subsidiaries tried to minimize borrowings from third parties to decrease interest expenses incurred. Ricoh's subsidiaries also tried to minimize borrowing from third parties by managing Ricoh Group's cash flow position in Japan, the Americas and Europe.

         As a result of these factors, cash and cash equivalents as of the close of the fiscal year ended March 31, 2003 increased by Yen 19.0 billion from Yen 170.1 billion as of the previous fiscal year-end to Yen 189.2 billion.

FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

         At the close of fiscal 2002, higher net income and depreciation and amortization added Yen 20.0 billion to cash flows from operating activities, which was Yen 135.3 billion. Changes in assets and liabilities reflected an increase in trade receivables (by an amount equal to Yen 20.0 billion) and finance receivables (by an amount equal to Yen 13.6 billion) as well as a decrease in trade payables (by an amount equal to Yen 19.5 billion), which were offset by a decrease in inventories (by an amount equal to Yen 21.1 billion). Thus, net cash provided by operating activities for the fiscal year ended March 31, 2002 increased by 2.3% from Yen 102.7 billion to Yen 105.1 billion as compared to the fiscal year ended March 31, 2001.

         Net cash used in investing activities for the fiscal year ended March 31, 2002 increased by 35.3%, from Yen 60.1 billion to Yen 81.4 billion as compared to the fiscal year ended March 31, 2001. This increase was mainly due to the decrease in proceeds from sales of available for sale securities. Consequently, cash flows generated by operating and investing activities for the fiscal year ended March 31, 2002 decreased by 44.2%, from Yen 42.5 to Yen 23.7 billion as compared to the fiscal year ended March 31, 2001.

         Net cash provided by financing activities for the fiscal year ended March 31, 2002 was Yen 36.2 billion, compared with Yen 88.3 billion used for such activities during the fiscal year ended March 31, 2001. During the fiscal year ended March 31, 2002, the Company issued fourth and fifth straight bonds in preparation for a long-term business expansion, which totaled Yen 60 billion.
In Japan and overseas, Ricoh's subsidiaries minimized borrowings from third parties to save on interest expense and to effectively manage cash flow. For example, Ricoh Leasing Co., Ltd. reduced borrowings in Japan, and Ricoh Corporation (Ricoh's principal operating subsidiary in the Americas) and its subsidiaries including Lanier cut interest-bearing debt in the Americas.

         As a result of these factors, cash and cash equivalents at the close of the term increased by Yen 62.4 billion from the previous fiscal year at Yen 170.1 billion.

C. Research and development, patents and licenses

Research and Development

         Since its formation, Ricoh has devoted its resources to research and development ("R&D") activities. As such, Ricoh has established a tradition of technological innovation and product development. It is this tradition and Ricoh's continuing emphasis on the importance of R&D activities that allows Ricoh to produce competitive and high quality products.

         Many of Ricoh's R&D activities are conducted at the Ricoh Research and Development Center, its main R&D facility in Kanagawa, Japan (the "Center"). The Center's activities include research and development in connection with optics, new materials, mechatronics, computer simulation and environmental technologies. Ricoh also conducts various specialized and peripheral R&D activities at its other facilities located throughout Japan. In addition to the R&D facilities in Japan, Ricoh Innovations,

Inc., founded in March 1997, conducts market research to assist in the marketing of information technologies for the digitally networked office. Ricoh Innovations, Inc. also conducts extensive research and makes strategic investments in promising new business fields.

         While continuing to serve the needs of today's office environment, Ricoh is also determined to step up its exploration of new technologies for tomorrow's office environment. As part of such exploration, Ricoh has recently established the following three R&D facilities: the Photonics R&D center, the Optical Memory R&D center, and the Environmental Technology R&D center. Our primary goals with respect to the R&D activities to be conducted at these new facilities are twofold:

         First, we wish to advance the technology and raise the bar in imaging equipment. One of the ways in which we intend to achieve this is through the development of photonics technology developed at the new Photonics R&D center. In this R&D center, Ricoh is drawing on its decades of experience with optical (including camera and optical pickups for CDs) and materials technologies, notable for large-scale photo integrated circuits. The potential for photonics technologies is enormous, and while there are numerous electronics companies worldwide, only a handful of companies (including Ricoh) are equipped to open new horizons in the photonics field. Ricoh also intends to advance the technology used in imaging equipment through developments in the optical memory media. In this area, Ricoh has already helped standardize specifications for CD-RW and DVD+RW discs. Ricoh will draw on its experience and technologies to develop the next generation of optical discs and discs that can store terabytes of data. Furthermore, Ricoh is aiming to produce zero emission imaging equipment, which will eliminate any energy or paper waste. Ricoh is attempting to achieve this goal by seeking new ways to manage power consumption over networks, developing systems to ensure its equipment starts up instantly from sleep, and finding new ways to increase paper recycling. Lastly, Ricoh hopes to produce in the future imaging equipment that can be personalized to each individual user's preferences. Ricoh believes personalization is essential in the emerging ubiquitous networking age, which allows people to access information from anywhere and at anytime. Ricoh hopes to develop technology to be installed in its imaging equipment so that the equipment recognizes the usage patterns and preferences of individual users and can customize itself to each individual user's preferences.

         Second, we wish to devise through these new R&D facilities innovative solutions that will provide our customers with new methods for managing and protecting their businesses. Some of the technology projects currently being developed at these R&D facilities include arranging for the tagging of documents to ensure selective distribution and protection, and creating paper products that can be electronically edited so that it can be completely rewritten and be reused.

         Ricoh's research and development expenses for the fiscal years 2001, 2002 and 2003 were Yen 78.2 billion, Yen 80.7 billion and Yen 83.5 billion, respectively. For a summary of

Ricoh's research and development expenditures during each of the last three fiscal years, see Note 19 to the Consolidated Financial Statements.

Patents and Licenses

         Ricoh owns approximately 17,000 patents on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or of any license agreements will materially affect its business.

         The following table lists some of the important patent and licensing agreement which the Company is currently a party to:

-------------------------------------------------------------------------------------------------------------------
      Counterparty       Country             Summary of the Contract                       Contract Term
-------------------------------------------------------------------------------------------------------------------
  Xerox Corporation        USA     Cross license patent agreement relating to     October 7, 1980 to expiration
                                   the digital photography area (reciprocal       date of the patent subject to
                                   agreement)                                     the agreement
-------------------------------------------------------------------------------------------------------------------
                                   Comprehensive cross license patent
  International                    agreement relating to the information          April 1, 1999 to expiration
  Business Machines        USA     processing technology area (reciprocal         date of the patent subject to
  Corporation                      agreement)                                     the agreement
-------------------------------------------------------------------------------------------------------------------
  Lemelson Medical,        USA     Patent licensing agreement relating to         March 31, 1993 to expiration
  Education & Research             computer image analysis and other products     date of the patent subject to
  Foundation Limited               (the Company as the licensee)                  the agreement
  Partnership
-------------------------------------------------------------------------------------------------------------------
  Texas Instruments        USA     Comprehensive cross license agreement          October 11, 1996 to October 10,
  Incorporated                     relating to copiers, etc. (reciprocal          2006
                                   agreement)
-------------------------------------------------------------------------------------------------------------------
                                   Patent licensing agreement relating to         April 1, 1997 to March 31, 2002
  Sharp Corporation       Japan    facsimile machines (the Company as             with automatic renewal every 5
                                   licensor)                                      years thereafter
-------------------------------------------------------------------------------------------------------------------
  Canon Inc.              Japan    Patent licensing agreement relating to         October 1, 1998 to expiration
                                   office equipment (reciprocal agreement)        date of the patent subject to
                                                                                  the agreement
-------------------------------------------------------------------------------------------------------------------
  Brother Industries,     Japan    Patent licensing agreement relating to         December 20, 1999 to December
  Ltd.                             digital photography (reciprocal agreement)     19, 2005
-------------------------------------------------------------------------------------------------------------------

D. Trend Information

         In the office equipment industry, customer demands have shifted from monochrome stand-alone products to networkable color products in recent years. In response to this market trend, Ricoh has increased the production of its higher margin value-added products, such as MFPs, digital PPCs and digital printers. This production trend results in an increase in sales margin when Ricoh maintains the sales price of its products as Ricoh is able to take advantage of production efficiencies previously described in this annual report. As sales volume of these higher margin value-added products continues to increase, Ricoh will continue to recognize profit.

         On the other hand, because Ricoh conducts its operations on a global scale, Ricoh is subject to uncertainties of the global economy that result from the stagnant U.S. economy, the after-effects of the war in Iraq, and the spread of infectious diseases such as Severe Acute Respiratory Syndrome. Additionally, fundamental structural problems in the Japanese economy have resulted in a prolonged economic recession. The depressed domestic equity market, the continuing rise in unemployment and the uncertain income environment all pose hurdles to a healthy recovery of the Japanese economy. As a result, information technology spending continues to decrease in Japan and the already competitive office equipment market in Japan has become even more competitive as large office equipment manufacturers struggle to gain and maintain the ever-shrinking limited demand.

         In this environment, timely launch of new products and quality control of existing products are very important to remain competitive. Failure to timely launch new products or any quality problem with existing products may quickly lead to a decrease in market share. To maintain its market share, it is important for Ricoh to continue to develop innovative products. Ricoh believes that its research and development activities will allow it to compete effectively in this current environment.

E. Off-balance sheet arrangements

         As disclosed in Note 5 to the Consolidated Financial Statements, Ricoh, through its domestic leasing affiliate, periodically has sold small amounts of lease receivables through securitization. The total amount of lease receivables sold during the fiscal years ended March 31, 2001 and 2002 equaled Yen 29.8 billion and Yen 25.0 billion, respectively, and no lease receivables were sold during the fiscal year ended March 31, 2003. For the past three fiscal years, securitization averaged approximately 3% of Ricoh's total funding. Securitization involves the creation of SPEs to hold the pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of any bankruptcy of Ricoh and when structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh's consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, Ricoh does not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh's consolidated balance sheets. As of March 31, 2003, Ricoh had five such SPEs that held assets it had sold in securitizations totaling Yen 64.9 billion.

         Ricoh does not dispose of troubled leases, loans or other problem assets by means of nonconsolidated SPEs. None of our officers, directors or employees holds any equity interests in our SPEs or receives any direct or indirect compensation from the SPEs. The SPEs do not own shares or equity interests in Ricoh or any of Ricoh's affiliates, and there are no agreements in place to do so.

F. Contractual Obligations

         The following table sets forth Ricoh's contractual obligations as of March 31, 2003.

--------------------------------------------------------------------------------------------------------------
                                                                   Millions of yen
                                                               Payments due by period
--------------------------------------------------------------------------------------------------------------
                                            Total      Less than 1    1-3 years     3-5 years   More than 5
CONTRACTUAL OBLIGATION                                    year                                     years
--------------------------------------------------------------------------------------------------------------
Long-term Debt Obligations              Yen 391,505    Yen 53,006   Yen 210,146    Yen 82,919    Yen 45,434
--------------------------------------------------------------------------------------------------------------
Capital (Finance) Lease Obligations           4,237         1,476         1,596           344           821
--------------------------------------------------------------------------------------------------------------
Purchase Obligations                          2,234         1,464           666           104             -
--------------------------------------------------------------------------------------------------------------
Other Long-term Liabilities                       -             -             -             -             -
Reflected on Ricoh's Balance Sheet
under US GAAP
--------------------------------------------------------------------------------------------------------------
TOTAL                                   Yen 397,976    Yen 55,946   Yen 212,408    Yen 83,367    Yen 46,255
--------------------------------------------------------------------------------------------------------------

         Ricoh also had operating lease commitments with rental payments totaling Yen 50.2 billion for the fiscal year ended March 31, 2003. Ricoh is unable to disclose additional details with respect to its operating lease obligations because Ricoh's material operating leases consist primarily of leases that are cancelable with short notice.

         In addition to the above, Ricoh acts as a guarantor for some of its employees' housing loans. As of March 31, 2003, the total amount of such guarantees was Yen 461 million.

G. Critical Accounting Policies

         The preparation of the consolidated financial statements of Ricoh in conformity with accounting principles generally accepted in the United States requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. By their nature, these estimates and assumptions are subject to an inherent degree of uncertainty, and are based on Ricoh's historical experience, terms of existing contracts, Ricoh's observance of trends in the industry, information provided by its customers and information available from other outside sources, as appropriate. For a summary of the significant accounting policies, including the critical accounting policies discussed below, please see Note 2 to the Consolidated Financial Statements.

         Revenue Recognition

         Ricoh believes that revenue recognition is critical for its financial statements because net income is directly affected by the timing of revenue recognition.

         Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Generally, Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

         Most equipment sales require that Ricoh install the product. As such, revenue is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts and trade-in allowances. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

         Service revenues result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period.

         Allowance for Doubtful Receivables

         Ricoh performs ongoing credit evaluations of its customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by Ricoh's review of their current credit information. Ricoh continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that Ricoh has identified. While such credit losses have historically been within Ricoh's expectations and the provisions established, Ricoh cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of our customers could result in a material impact to Ricoh's consolidated results of operation and financial position.

         Pension Accounting

         Ricoh believes that pension accounting is critical for its financial statements because assumptions used to estimate pension benefit obligations and pension expenses can have a significant effect on its operating results and financial condition.

         The determination of Ricoh's benefit obligation and net periodic expense for pension is dependent on its selection of certain assumptions used by actuaries and management in calculating such amounts. Those assumptions are described in Note 11 to the Consolidated Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with generally accepted accounting principles, actual results that differ from Ricoh's assumptions are accumulated and amortized over future periods and therefore, generally affect Ricoh's recognized expense and recorded obligation in such future periods. While Ricoh believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Ricoh's pension obligation and future expense.

         Impairment of Long-Lived Assets and Goodwill

         Ricoh believes that impairment of long-lived assets and goodwill is critical for its financial statements because Ricoh has significant amounts of property and goodwill, and its recoverability significantly affects its results of operation.

         Ricoh periodically reviews the carrying value of its long-lived assets and goodwill for continued appropriateness. This review is based upon Ricoh's projections of anticipated future cash flows. While Ricoh believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect Ricoh's evaluations.

         Ricoh reviews long-lived assets and acquired intangible assets with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

         According to SFAS 141 and SFAS 142, Ricoh amortized goodwill acquired in business combinations completed before July 1, 2001 until March 31, 2002. In connection with the transitional impairment evaluation, Ricoh performed an assessment of whether there was an indication that goodwill was impaired as of April 1, 2002. To accomplish this, Ricoh (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. Ricoh completed the transitional assessment by September 30, 2002, and determined there was no indication that goodwill had been impaired as of April 1, 2002. Ricoh also completed the annual assessments for the year ended March 31, 2003 and determined that no goodwill impairment charge was necessary.

         Realizability of Deferred Tax Assets

         As part of the process of preparing Ricoh's consolidated financial statements, Ricoh is required to estimate its income taxes in each of the jurisdictions in which Ricoh operates. This process involves Ricoh to estimate its current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Ricoh's consolidated balance sheet. Ricoh must then assess the likelihood that Ricoh's deferred tax assets will be recovered from future taxable income, and, to the extent Ricoh believes that recovery is not more likely than not, Ricoh must establish a valuation allowance. Should Ricoh's expectations for future levels of taxable income not materialized or occur in amounts significantly less than what Ricoh forecasted, some or all of the deferred tax assets may not be recoverable. A significant change in Ricoh's expectations for future taxable income could have material effect on the consolidated results of operation and financial position.

H. New Accounting Standards

         In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The new standard will be adopted on April 1, 2003, and is not expected to have a material effect on Ricoh's consolidated financial position or results of operations. In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections." SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, unless the gains and losses meet the criteria to be classified as extraordinary pursuant to APB 30. SFAS 145 also amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-lease back transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease back transactions. The rescission of SFAS 4 is effective for transactions occurring after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on Ricoh's consolidated financial position or results of operations.

         In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement did not have a material effect on Ricoh's consolidated financial position or results of operations.

         In November 2002, the Emerging Issue Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for Ricoh in its financial statements beginning July 1, 2003. Ricoh will adopt EITF 0021 in the quarter beginning July 1, 2003. Ricoh is currently determining the impact, if any, of the adoption of EITF 00-21 on Ricoh's consolidated financial position and results of operations.

     In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Interpretation has not had a material effect on Ricoh's consolidated financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities ("VIEs")," which addresses consolidation by business enterprises of variable interest entities that either:
(1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. Ricoh does not anticipate the adoption of this Interpretation will have any impact on its financial position or results of operations as it presently does not have investments in VIEs.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

     Directors and Corporate Auditors of the Company as of June 30, 2003 were as follows:

      Name                  Current Position
(Date of Birth)         (Function/Business area)         Date               Business Experience
---------------         ------------------------       ---------    --------------------------------------
 Hiroshi Hamada         Chairman                       Apr. 1957     Joined the Company
(April 28, 1933)                                       May  1975     General Manager of General Manager
                                                                      Staff Office in Copiers Division
                                                       May  1975     Director
                                                       June 1980     Managing Director
                                                       Apr. 1981     Executive Managing Director
                                                       Apr. 1983     President
                                                       Apr. 1996     Chairman (Current)
                                                       June 2000     Chief Executive Officer

                          Principal business activities and other principal directorships performed outside Ricoh:
                               Adviser of Japan Business Federation
                               Member of National Public Service Ethics Board
                               Member of National Commission on Educational Reform
                               Director of Saga Television Station Co., Ltd.
                               Director of Coca-Cola West Japan Co., Ltd.
                               Director of Nippon Venture Capital Co., Ltd.
                               Advisory board member of The Nomura Securities Co., Ltd.
                               Director of UFJ Holdings, Inc.

      Name                  Current Position
(Date of Birth)         (Function/Business area)         Date               Business Experience
---------------         ------------------------       ---------    --------------------------------------
Masamitsu Sakurai         President,                   Apr. 1966     Joined the Company
(January 8, 1942)         Chief Executive Officer and  Apr. 1990     General Manager of Procurement
                          Chief Operating Officer                     Division
                                                       June 1992     Director
                                                       June 1994     Managing Director
                                                       Apr. 1996     President (Current)
                                                       June 2000     Chief Operating Officer (Current)
                                                       June 2003     Chief Executive Officer (Current)

                          Principal business activities and other principal directorships performed outside Ricoh:
                               Vice Chairperson of Japan Association of Corporate Executives
                               Vice President of Japan Business Machine and Information System
                                 Industries Association
                               Representative of Asahi Insurance Company
                               Corporate Auditor of San-Ai Oil Co., Ltd.
                               Director of Millea Holdings, Inc.

---------------         ------------------------       ---------    -------------------------------------
Haruo Kamimoto            Deputy President             Apr. 1953     Joined the Company
(January 12, 1938)        (Corporate Environment)      Feb. 1980     Manager of Copiers Division
                          (Corporate Citizenship       June 1980     Director
                          Promotion and Public         June 1990     Managing Director
                          Relations)                   June 1994     Executive Managing Director
                                                       June 2000     Executive Vice President (Current)
                                                       Oct. 2001     Deputy president (Current)

---------------         ------------------------       ---------    -------------------------------------
Tatsuo Hirakawa           Deputy President             Apr. 1960     Joined the Company
(November 17, 1937)       (Accounting and Personnel)   Jan. 1982     Deputy General Manager of
                                                                      Accounting and Management Division
                                                       June 1983     Director
                                                       June 1990     Managing Director
                                                       June 1994     Executive Managing Director
                                                       June 2000     Executive Vice President (Current)
                                                       Oct. 2001     Deputy president (Current)

                          Principal business activities and other principal directorships performed outside Ricoh:
                             Corporate Auditor of Coca-Cola West Japan Co., Ltd.

---------------         ------------------------       ---------    -------------------------------------
Naoto Shibata             Executive Managing Director  Apr. 1961     Joined the Company
(December 16, 1938)       (Legal, Intellectual         Apr. 1990     General Manager of Accounting
                          Property and Corporate                      Division
                          Social Responsibility)
                                                       June 1992     Director
                                                       Sep. 1995     Chairman of Gestetner Holdings PLC
                                                                      (now NRG Group PLC)
                                                       June 1996     Managing Director
                                                       Apr. 1997     Chairman of Ricoh Europe B.V.
                                                       June 2000     Executive Managing Director (Current)
                                                       June 2000     Executive Vice President (Current)

      Name                  Current Position
(Date of Birth)         (Function/Business area)         Date               Business Experience
---------------         ------------------------       ---------    --------------------------------------
Koichi Endo              Executive Managing Director   Apr. 1966     Joined the Company
(February 16, 1944)      (Corporate Planning,          Oct. 1990     General Manager of Component
                          Investors Relations and                     Division
                          Corporate Communication)     June 1992     Director
                         (Restructuring by Supply      June 1997     Managing Director
                          Chain Management)            Apr. 1998     General Manager of Production
                         (IT & Solution)                              Business Group
                                                       June 2000     Executive Managing Director (Current)
                                                       June 2000     Executive Vice President (Current)

                         Principal business activities and other principal directorships performed outside Ricoh:
                            Director of Sindo Ricoh Co., Ltd.
                            Director of San-Ai Plant Construction Co., Ltd.

---------------         ------------------------       ---------    --------------------------------------
Masami Takeiri           Executive Managing Director   Apr. 1962     Joined the Company
(May 3, 1938)            (International Marketing)     Apr. 1994     General Manager of International
                         (General Manager of                          Marketing Group (Current)
                          International Marketing      June 1994     Director
                          Group)                       June 1998     Managing Director
                                                       June 2000     Executive Vice President (Current)
                                                       June 2002     Executive Managing Director
                                                                      (Current)
                                                       Jan. 2003     Chairman of Ricoh China Co., Ltd.
                                                                      (Current)

---------------         ------------------------       ---------    --------------------------------------
Masayuki Matsumoto       Executive Managing Director   Apr. 1970     Joined the Company
(December 10, 1944)      (Domestic sales)              July 1993     General Manager of General Manager
                         (General Manager of                          Staff Office in Tokyo Branch
                          Marketing Group)             June 1994     Director
                                                       Oct. 1998     Managing Director
                                                       Oct. 1998     General Manager of Marketing Group
                                                                      (Current)
                                                       June 2000     Executive Vice President (Current)
                                                       June 2002     Executive Managing Director
                                                                      (Current)

---------------         ------------------------       ---------    --------------------------------------
Makoto Hashimoto         Managing Director             Nov. 1972     Joined the Company
(August 26, 1945)        (Customer Satisfaction        Apr. 1993     General Manager of PPC Division of
                          and Quality Control                         Imaging System Business Group
                         (Production and Procurement)  June 1994     Director
                         (General Manager of           Apr. 1998     General Manager of Imaging System
                          Customer Satisfaction                       Business Group
                          Management Division)         June 1998     Managing Director (Current)
                                                       June 2000     Executive Vice President (Current)
                                                       June 2003     General Manager of Customer
                                                                      Satisfaction Management Division
                                                                      (Current)

      Name                  Current Position
(Date of Birth)         (Function/Business area)         Date               Business Experience
---------------         ------------------------       ---------    --------------------------------------
Katsumi Yoshida          Managing Director             Apr. 1967     Joined the Company
(August 20, 1944)        (Sales in the Americas)       Apr. 1989     General Manager of Product Division
                                                       Feb. 1996     Chairman of Ricoh Electronics, Inc.
                                                                      (Current)
                                                       Apr. 2000     President of Ricoh Corporation
                                                       Apr. 2001     Executive Vice President (Current)
                                                       June 2002     Managing Director (Current)
                                                       Jan. 2003     Chairman of Ricoh Corporation
                                                                      (Current)

---------------         ------------------------       ---------    --------------------------------------
Kiyoshi Sakai            Managing Director             Apr. 1970     Joined the Company
(December 25, 1945)      (Research and Development)    Jan. 1996     General Manger of Corporate
                         (General Manager of Research                 Planning Division
                          and Development Group)       June 1996     Director
                         (General Manager of Group     Apr. 1999     General Manager of Research and
                          technology planning)                        Development Group (Current)
                         (General Manager of New       June 2000     Senior Vice President
                          Business Development Group)  June 2002     Executive Vice President (Current)
                                                       June 2002     Managing Director (Current)

---------------         ------------------------       ---------    --------------------------------------
Shiroh Kondoh            Managing Director             Apr. 1973     Joined the Company
(October 7, 1949)        (Imaging System Business)     Apr. 1998     Manager of Printing Division of
                         (Planning, Development and                   Imaging System Business Group
                          design of Imaging System)    June 2000     Senior Vice President
                         (General Manger of Imaging    Oct. 2000     General Manager of Imaging System
                          System Business Group)                      Business Group (Current)
                                                       June 2002     Executive Vice President (Current)
                                                       June 2003     Managing Director (Current)

---------------         ------------------------       ---------    --------------------------------------
Kazuo Togashi            Managing Director             Apr. 1972     Joined the Company
(November 28, 1949)      (Sales in Europe)             Apr. 1998     President of Ricoh Europe B.V.
                                                       June 2000     Group Senior Vice President
                                                       Apr. 2002     Chairman of said company (Current)
                                                       Apr. 2002     Chairman of NRG Group PLC (Current)
                                                       June 2002     Executive Vice President (Current)
                                                       June 2003     Managing Director (Current)

---------------         ------------------------       ---------    --------------------------------------
Kazunori Azuma           Managing Director             Apr. 1971     Joined the Company
(February 11, 1949)      (Planning of Domestic Sales)  Oct. 1994     President of Hokkaido Ricoh Co., Ltd.
                                                       June 2000     Senior Vice President
                                                       Oct. 2000     Group Senior Vice President
                                                       Oct. 2000     President of Ricoh Technosystems
                                                                      Co., Ltd. (Current)
                                                       June 2003     Executive Vice President (Current)
                                                                     Managing Director (Current)

      Name                  Current Position
(Date of Birth)         (Function/Business area)         Date               Business Experience
---------------         ------------------------       ---------    --------------------------------------
Josei Itoh               Director                      Mar. 1953     Joined the Nippon Life Insurance
(May 25, 1929)           (General Management)                         Company
                                                       July 1981     Director of said company
                                                       Mar. 1984     Managing Director of said company
                                                       Mar. 1987     Executive Managing Director of said
                                                                      company
                                                       Mar. 1988     Vice President of said company
                                                       July 1989     President of said company
                                                       Apr. 1997     Chairman of said company (Current
                                                       June 2000     Director of the Company (Current)

---------------         ------------------------       ---------    --------------------------------------
Nobuo Mii                Director                      Apr. 1955     Joined the Nippon Hoso Kyokai
(July 4, 1931)           (Technical of Information                    (Japan Broadcasting Corporation)
                          and Communication)           Jan. 1969     Joined IBM Japan Ltd.
                                                       Jan. 1969     Joined IBM Corporation
                                                       Mar. 1977     Director of IBM Japan Ltd.
                                                       Apr. 1990     Vice President of IBM Japan Ltd.
                                                       Oct. 1997     Managing Partner of IGNITE Group
                                                                      (Current)
                                                       June 2000     Director of the Company (Current)

---------------         ------------------------       ---------    --------------------------------------
Hisaaki Koga             Corporate Auditor             Apr. 1967     Joined the Company
(April 5, 1943)                                        Apr. 1998     General Manager of General Manager
                                                                      Staff Office in Marketing Group
                                                       June 1998     Corporate Auditor of the Company
                                                                      (Current)

---------------         ------------------------       ---------    --------------------------------------
Hideyuki Takamatsu       Corporate Auditor             Apr. 1966     Joined the Company
(May 21, 1942)                                         Dec. 1997     Executive Managing Director of San-Ai
                                                                      Co., Ltd.
                                                       June 2000     Corporate Auditor of the Company
                                                                      (Current)

---------------         ------------------------       ---------    --------------------------------------
Kenji Matsuishi          Corporate Auditor             Apr. 1965     Graduated from the National Legal
(July 24, 1937)                                                       Training and Research Institute.
                                                       Apr. 1965     Legal registration as a Japanese
                                                                      attorney
                                                       Apr. 1965     Joined Takano & Higuchi Legal
                                                                      Services
                                                       Feb. 1972     General Manager of Matsuishi
                                                                      Legal Services (Current)
                                                       June 1994     Corporate Auditor of the Company
                                                                      (Current)

---------------         ------------------------       ---------    --------------------------------------
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

     Directors and Corporate Auditors are elected at a general meeting of shareholders for two and three years terms, respectively, and may serve any number of consecutive terms.

     The Board of Directors has appointed from among its members a Chairman, a President, and one or more Vice Presidents, Executive Managing Directors and Managing Directors, in accordance with Japanese commercial law. As of June 30, 2003, the Company maintains an executive officer system and under such system there are 35 such officers each with one of the following roles:

     . Executive officers: Oversee operations under the authority granted from the president and report to the president.

     . Group executive officers: Assist the president with the management of Ricoh Group.

     Executive Officers of the Company as of June 30, 2003 were as follows:

                                     Current Position
           Name                   (Function/Business area)           Date                 Business Experience
----------------------------   -------------------------------   -------------   --------------------------------------
Masamitsu Sakurai               President and                     See above for his business experience and other
                                Chief Operating Officer            information.

----------------------------   -------------------------------   -------------   --------------------------------------
Haruo Kamimoto                  Executive Vice President          See above for his business experience and other
                                (Corporate Environment)            information.
                                (Corporate Citizenship
                                 Promotion and Public
                                 Relations)

----------------------------   -------------------------------   -------------   --------------------------------------
Tatsuo Hirakawa                 Executive Vice President          See above for his business experience and other
                                (Finance and Personnel)            information.

----------------------------   -------------------------------   -------------   --------------------------------------
Naoto Shibata                   Executive Vice President          See above for his business experience and other
                                (Legal, intellectual               information.
                                property and Corporate
                                Social Responsibility)

----------------------------   -------------------------------   -------------   --------------------------------------
Koichi Endo                     Executive Vice President          See above for his business experience and other
                                (Corporate Planning,               information.
                                 Investors Relations and
                                 Corporate Communication)
                                (Restructuring)
                                (IT & Solution)

----------------------------   -------------------------------   -------------   --------------------------------------
Masami Takeiri                  Executive Vice President          See above for his business experience and other
                                (General Manager of                information.
                                 International Marketing
                                 Group)
                                (Chairman of Ricoh China
                                 Co., Ltd.)

                                     Current Position
           Name                   (Function/Business area)           Date                 Business Experience
----------------------------   -------------------------------   -------------   --------------------------------------
Masayuki Matsumoto              Executive Vice President          See above for his business experience and other
                                (General Manager of                information.
                                 Marketing Group)

----------------------------   -------------------------------   -------------   --------------------------------------
Makoto Hashimoto                Executive Vice President          See above for his business experience and other
                                (General Manager of                information.
                                 Customer Satisfaction
                                 Management Division)

----------------------------   -------------------------------   -------------   --------------------------------------
Katsumi Yoshida                 Executive Vice President          See above for his business experience and other
                                (Chairman of Ricoh                 information.
                                 Corporation)
                                (Chairman of Ricoh
                                 Electronics, Inc.)

----------------------------   -------------------------------   -------------   --------------------------------------
Kiyoshi Sakai                   Executive Vice President          See above for his business experience and other
                                (General Manager of                information.
                                 Research and Development
                                 Group)
                                (General Manager of Group
                                 Technology Planning)
                                (General Manager of New
                                 Business Development Group)

----------------------------   -------------------------------   -------------   --------------------------------------
Shiroh Kondoh                   Executive Vice President          See above for his business experience and other
                                (General Manger of Imaging         information.
                                System Business Group)

----------------------------   -------------------------------   -------------   --------------------------------------
Kazuo Togashi                   Executive Vice President          See above for his business experience and other
                                (Chairman of Ricoh Europe          information.
                                 B.V.)
                                (Chairman of NRG Group
                                 PLC)

----------------------------   -------------------------------   -------------   --------------------------------------
Kazunori Azuma                  Executive Vice President          See above for his business experience and other
                                (President of Ricoh                information.
                                 Technosystems Co., Ltd.)

----------------------------   -------------------------------   -------------   --------------------------------------
Terumoto Nonaka                 Executive Vice President          Jan. 1988       Joined the Company
(October 28, 1947)              (President of Electronic          Oct. 2000       President of Electronic Devices
                                 Devices Company)                                  Company (Current)
                                                                  June 2002       Executive Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Tadatoshi Sakamaki              Executive Vice President          Apr. 1967       Joined the Company
(April 23, 1942)                (President of                     June 2000       Senior Vice President of the
                                 Personal MultiMedia                               Company
                                 Products Company)                Apr. 2002       General Manager of Marketing Center
                                (General Manager of                                of Personal MultiMedia Products
                                 Marketing Center of                               Company (Current)
                                 Personal                         June 2003       President of Personal MultiMedia
                                 MultiMedia Products                               Products Company (Current)
                                 Company)                         June 2003       Executive Vice President of the
                                                                                   Company (Current)

                                     Current Position
           Name                   (Function/Business area)           Date                 Business Experience
----------------------------   -------------------------------   -------------   --------------------------------------
Etsuo Kobayashi                 Executive Vice President          Apr. 1970       Joined the Company
(July 4, 1947)                  (General Manager of               Apr. 1998       General Manager of Personnel
                                 Personnel Division)                               Division (Current)
                                                                  June 2000       Senior Vice President of the
                                                                                   Company
                                                                  June 2003       Executive Vice President of the
                                                                                    Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Hiroshi Tategami                Executive Vice President          Apr. 1962       Joined the Company
(March 31, 1941)                (General Manager of               June 2000       Senior Vice President of the
                                 Production Business Group)                        Company
                                (General Manager of RS            Oct. 2000       General Manager of RS Products
                                 Products Division)                                Division (Current)
                                                                  June 2003       General Manager of Production
                                                                                   Business Group (Current)
                                                                  June 2003       Executive Vice President of the
                                                                                    Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Zenji Miura                     Executive Vice President          Apr. 1976       Joined the Company
(January 5, 1950)               (General Manager of               Oct. 2000       Senior Vice President of the
                                 Accounting Division)                              Company
                                                                  Oct. 2000       General Manager of Finance and
                                                                                   Accounting Division (Current)
                                                                  June 2003       Executive Vice President of the
                                                                                    Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Kenji Hatanaka                  Senior Vice President             Apr. 1969       Joined the Company
(July 1, 1946)                  (General Manager of Tokyo         June 2000       Senior Vice President of the
                                 Branch)                                           Company (Current)
                                (General Manager of Kanto         June 2003       General Manager of Tokyo Branch
                                 Branch)                                           (Current)
                                                                  June 2003       General Manager of Kanto Branch
                                                                                   (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Hideko Kunii                    Senior Vice President             May  1982       Joined the Company
(December 13, 1947)             (General Manager of Software      Oct. 1999       General Manager of Software
                                 Research and Development)                         Research Center (Current)
                                (Chairman of Ricoh Software       June 2000       Senior Vice President of the
                                 Technology (Shanghai) Co.,                        Company (Current)
                                 Ltd.)                            Oct. 2000       Deputy General Manager of P&S
                                                                                   Products Division
                                                                  June 2002       Chairman of Ricoh Software
                                                                                   Technology (Shanghai) Co., Ltd.
                                                                                   (Current)
                                                                  Oct. 2002       General Manager of Software
                                                                                   Research and Development (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Kunio Taniguchi                 Senior Vice President             Apr. 1972       Joined the Company
(December 18, 1948)             (General Manager of Osaka         June 2000       Senior Vice President of the
                                 Branch)                                           Company (Current)
                                (President of Ricoh Kansai        June 2003       General Manager of Osaka Branch
                                 Co., Ltd.)                                        (Current)
                                                                  June 2003       President of Ricoh Kansai Co., Ltd.
                                                                                   (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Hiroshi Kobayashi               Senior Vice President             Apr. 1974       Joined the Company
(July 2, 1948)                  (General Manager of               Apr. 2002       General Manager of Corporate
                                 Corporate Planning Division)                      Planning Division (Current)
                                                                  June 2002       Senior Vice President of the
                                                                                   Company (Current)
                                                                  Apr. 2003       General Manager of Corporate
                                                                                   Communication Center

                                     Current Position
           Name                   (Function/Business area)           Date                 Business Experience
----------------------------   -------------------------------   -------------   --------------------------------------
Hiroshi Tsuruga                 Senior Vice President             Apr. 1971       Joined the Company
(November 18, 1948)             (General Manger of                Apr. 1999       General Manger of
                                 Information/Technology and                        Information/Technology and Service
                                 Service Division)                                 Division (Current)
                                                                  June 2002       Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Kiyoto Nagasawa                 Senior Vice President             Apr. 1973       Joined the Company
(August 16, 1948)               (General Manger of C&F            Apr. 2001       General Manger of C&F Business
                                 Business Division 2)                              Division 2 (Current)
                                                                  May  2002       Director of Ricoh Creative
                                                                                   Development Co., Ltd. (Current)
                                                                  June 2002       Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Yutaka Ebi                      Senior Vice President             Apr. 1972       Joined the Company
(October 20, 1949)              (General Manger of Imaging        Apr. 2001       General Manger of Imaging
                                 Technology Division)                              Technology Division (Current)
                                                                  June 2002       Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Hiroo Matsuda                   Senior Vice President             Apr. 1972       Joined the Company
(April 19, 1948)                (General Manger of Major          Apr. 2002       General Manger of Major Accounts
                                 Accounts Marketing Division)                      Marketing Division (Current)
                                                                  June 2002       Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Hiroshi Adachi                  Senior Vice President             Apr. 1968       Joined the Company
(January 8, 1946)               (President of Thermal Media       Oct. 2000       President of Thermal Media Company
                                 Company)                                          (Current)
                                 (Chairman of Ricoh               Nov. 2001       Chairman of Ricoh Electronic
                                 Electronic Technology                             Technology (Beijing) Co., Ltd.
                                 (Beijing) Co., Ltd.)                              (Current)
                                                                  June 2002       Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Kouji Sawa                      Senior Vice President             Apr. 1971       Joined the Company
(June 5, 1948)                  (General Manager of               Apr. 1998       General Manger of Imaging System
                                 Production Strategic Center)                      Component Production Division
                                (General Manager of Optical       Apr. 2000       General Manager of Production
                                 Component Development                             Strategic Center (Current)
                                 Division)                        July 2001       General Manager of Optical
                                                                                   Component Development Division
                                                                                   (Current)
                                                                  June 2002       Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Itsuo Kawaji                    Group Senior Vice President       Apr. 1961       Joined the Company
(September 12, 1938)            (Chairman of Ricoh Logistics      Apr. 1997       President of Ricoh Logistics System
                                 System Co., Ltd.)                                 Co., Ltd.
                                                                  June 2000       Group Senior Vice President of the
                                                                                   Company (Current)
                                                                  June 2003       Chairman of Ricoh Logistics System
                                                                                   Co., Ltd. (Current)

                                     Current Position
           Name                   (Function/Business area)           Date                 Business Experience
----------------------------   -------------------------------   -------------   --------------------------------------
Takashi Nakamura                Group Senior Vice President       Apr. 1972       Joined the Company
(September 2, 1946)             (President of Ricoh Elemex        June 1998       Director of the Company
                                 Corporation)                     June 2000       Senior Vice President of the
                                                                                   Company
                                                                  Apr. 2002       Group Senior Vice President of the
                                                                                   Company (Current)
                                                                  June 2002       President of Ricoh Elemex
                                                                                   Corporation (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Yuji Inoue                      Group Senior Vice President       Apr. 1971       Joined the Company
(April 4, 1948)                 (President of Ricoh Leasing       Apr. 2000       President of Ricoh Leasing Co., Ltd.
                                 Co., Ltd.)                                        (Current)
                                                                  June 2000       Group Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Peter E. Hart                   Group Senior Vice President       Mar. 1997       President of Ricoh Silicon Valley,
(February 27, 1941)             (Chairman and President of                         Inc. (now Ricoh Innovations, Inc.)
                                 Ricoh Innovations, Inc.)
                                                                  Feb. 2000       Chairman and President of Ricoh
                                                                                   Silicon Valley, Inc. (now Ricoh
                                                                                   Innovations, Inc.) (Current)
                                                                  June 2000       Group Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Masami Yoneyama                 Group Senior Vice President       Mar. 1961       Joined the Company
(March 25, 1942)                (Vice Chairman and President      June 2000       Senior Vice President of the
                                 of Ricoh China Co., Ltd.)                         Company
                                (Chairman of Ricoh Electronic     Oct. 2000       Group Senior Vice President
                                 Technology Ltd. (China))                          (Current)
                                                                  Oct. 2000       Chairman of Ricoh Hong Kong Ltd.
                                                                  Oct. 2000       Chairman of Ricoh Electronic
                                                                                  Technology Ltd. (China) (Current)
                                                                  Jan. 2003       Vice Chairman and President of
                                                                                   Ricoh China Co., Ltd. (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Bernard Decugis                 Group Senior Vice President       Aug. 1993       President of Ricoh France S.A.
(October 23, 1942)              (President of Ricoh France                         (Current)
                                S.A.)                             Apr. 2001       Group Senior Vice President of the
                                                                                   Company (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Yoichi Shirahata                Group Senior Vice President       Mar. 1962       Joined the Company
(December 20, 1943)             (President of Tohoku Ricoh        June 2002       Group Senior Vice President of the
                                 Co., Ltd.)                                        Company (Current)
                                                                  June 2002       President of Tohoku Ricoh Co., Ltd.
                                                                                   (Current)

----------------------------   -------------------------------   -------------   --------------------------------------
Norihisa Goto                   Group Senior Vice President       Apr. 1972       Joined the Company
(March 8, 1949)                 (President of Lanier              Oct. 1997       President of Ricoh Deutschland GmbH
                                 Worldwide, Inc. )                Mar. 2001       Chairman of Lanier Worldwide, Inc.
                                                                  Jan. 2003       President of Lanier Worldwide, Inc.
                                                                                   (Current)
                                                                  June 2003       Group Senior Vice President of
                                                                                   the Company (Current)

         There are no family relationships between any Director, Corporate Auditor or Executive Officer and any other Director, Corporate Auditor or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director, Corporate Auditor, or an Executive Officer.

B.   Compensation

         The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for the fiscal year ended March 31, 2003 to all Directors, Corporate Auditors and Executive Officers of the Company who served during the fiscal year ended March 31, 2003 was Yen 1,041 million.

         In accordance with customary Japanese business practice, annual bonuses are paid to the Directors and Corporate Auditors of the Company out of the profit of the Company available for dividends, as such profit is determined in accordance with the Japanese Commercial Code. Such bonuses are approved at the annual shareholders meeting customarily held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes. Included in the figure for aggregate remuneration set forth above is a total of Yen 170 million in bonuses paid to Directors and Corporate Auditors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of the fiscal year 2003, as approved by the Company's shareholders at the General Meeting of Shareholders held on June 27, 2002. Moreover the amount of retirement allowances to Directors and Corporate Auditors, which were approved at the same meeting and paid during the fiscal year 2003, totals Yen 37 million.

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

C.   Board practices

         Under the Japanese Commercial Code, all Directors and Corporate Auditors shall be elected at the General Meeting of Shareholders. In general, under the Articles of Incorporation of the Company, the terms of office of Directors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within two years after their assumption of office, and the terms of office of Corporate Auditors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within four years after their assumption of office. However, both the Directors and Corporate Auditors may serve any number of consecutive terms.

         From among the Directors, the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the statutory authority to represent the Company in the conduct of its affairs.

         The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors must be a person who has not been a Director, general manager, or employee of the Company or any of its subsidiaries during the five-year period immediately prior to his assumption of office as a Corporate Auditor. The Corporate Auditors may not at the same time be Directors, managers, or employees of the Company or any of its subsidiaries. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the administration by the Directors of the Company's affairs. Corporate Auditors are entitled and obligated to participate in meetings of the Board of Directors but are not entitled to vote. Under the "Law concerning Special Measures to the Commercial Code with respect to Audit," the Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if it is different from the opinion of the Board of Corporate Auditors that is expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the method of examination by the Corporate Auditors of the Company's affairs and financial position, and other matters concerning the performance of the Corporate Auditors' duties. The Company does not have an audit committee.

         There are no Director's service contracts with Ricoh providing for benefits upon termination of service.

D.   Employees

         The table below provides information about employees.

-----------------------------------------------------------------------------------------------
                                                            As of March 31,
                                              2001               2002               2003
                                         ----------------   ---------------   -----------------
Categorized by Operating Segment
     Office Equipment                             65,591             65,359             66,422
     Other                                         7,367              7,582              6,899
     Headquarters                                  1,276              1,268              1,286
     Total                                        74,234             74,209             74,607

Categorized by Geographic Location
     Domestic                                     40,475             39,988             39,482
     Overseas                                     33,759             34,221             35,125
     Total                                        74,234             74,209             74,607
-----------------------------------------------------------------------------------------------

         Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in the fiscal year 2003 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E.   Share ownership

         The following table lists the number of Common Stock owned by each Director, Corporate Auditors and Executive Officers of the Company as of June 26, 2003. None of the Company's Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company's Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.0% of the total Company Common Stock issued.

             Name                                    Position                          Number of Shares
--------------------------------    --------------------------------------------    -----------------------
Hiroshi Hamada                      Chairman and Chief Executive Officer                            33,000
Masamitsu Sakurai                   President and Chief Operating Officer                            7,000
Haruo Kamimoto                      Deputy President                                                24,000
Tatsuo Hirakawa                     Deputy President                                                16,379
Naoto Shibata                       Executive Managing Director                                     10,000
Koichi Endo                         Executive Managing Director                                     11,747
Masami Takeiri                      Executive Managing Director                                     12,000
Masayuki Matsumoto                  Executive Managing Director                                      4,000
Makoto Hashimoto                    Managing Director                                               10,000
Katsumi Yoshida                     Managing Director                                                5,100
Kiyoshi Sakai                       Managing Director                                                4,000
Shiroh Kondoh                       Managing Director                                                3,000
Kazuo Togashi                       Managing Director                                                2,000
Kazunori Azuma                      Managing Director                                                3,000
Hisaaki Koga                        Corporate Auditor                                                5,253
Hideyuki Takamatsu                  Corporate Auditor                                                3,000
Kenji Matsuishi                     Corporate Auditor                                                2,000
Terumoto Nonaka                     Executive Vice President                                         7,050
Tadatoshi Sakamaki                  Executive Vice President                                         6,211
Etsuo Kobayashi                     Executive Vice President                                         7,000
Hiroshi Tategami                    Executive Vice President                                         5,000
Zenji Miura                         Executive Vice President                                         2,000
Kenji Hatanaka                      Senior Vice President                                            3,000
Hideko Kunii                        Senior Vice President                                            5,000
Hiroshi Kobayashi                   Senior Vice President                                            1,000
Hiroshi Tsuruga                     Senior Vice President                                            2,000
Kiyoto Nagasawa                     Senior Vice President                                            3,000
Yutaka Ebi                          Senior Vice President                                            2,000
Kouji Sawa                          Senior Vice President                                            3,000
Itsuo Kawaji                        Group Senior Vice President                                      6,273
Takashi Nakamura                    Group Senior Vice President                                      4,693
Yuji Inoue                          Group Senior Vice President                                     10,000
Masami Yoneyama                     Group Senior Vice President                                     11,000
Yoichi Shirahata                    Group Senior Vice President                                      7,150
                                                                                    -----------------------
             Total                                                                                 240,856
                                                                                    =======================

         All shares of Common Stock of the Company carry the same voting rights.

         No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 26, 2003.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major shareholders

         Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2003 are as follows:

                                                                    Number of            Percentage of
                                                                    Shares Owned         Outstanding
  Title of Class           Name                                     (in thousands)       Shares Owned
  ------------------------ ---------------------------------------- -------------------- ----------------------
  Common Stock             Japan Trustee Services Bank, Ltd.        73,075               9.84%
  Common Stock             The Master Trust Bank of Japan, Ltd.     65,178               8.78%

         The Mitsubishi Trust and Banking Corporation, the second largest shareholder of Ricoh as of March 31, 2002, transferred its shares in Ricoh to The Master Trust Bank of Japan, Ltd. during the fiscal year 2003. As a result, The Master Trust Bank of Japan, Ltd. is Ricoh's second largest shareholder as of March 31, 2003.

         The Master Trust Bank of Japan, Ltd. is a joint venture managed by the Mitsubishi Trust and Banking Corporation, Nippon Life Insurance Company, UFJ Trust Bank Limited, Meiji Life Insurance Company and Deutsche Bank. As of March 31, 2003, the 8.78% of outstanding shares owned by The Master Trust Bank of Japan, Ltd. represented the number of shares that Mitsubishi Trust Banking Corporation transferred to The Master Trust Bank of Japan, Ltd. in fiscal year 2003.

         The number of Ricoh shares held by The Master Trust Bank of Japan, Ltd. may increase in the future. As of March 31, 2003, Nippon Life Insurance Company and UFJ Trust Bank Limited have not transferred shares in Ricoh to The Master Trust Bank of Japan, Ltd., and it is possible that these two entities will transfer their shares in Ricoh to The Master Trust Bank of Japan, Ltd. in the future. In addition, Meiji Life Insurance Company and Deutsche Bank may transfer their shares in Ricoh to the Master Trust Bank of Japan, Ltd. in the future.

         With respect to significant changes in percentage ownership, the percentage of ownership held by Japan Trustee Services Bank, Ltd. increased from 8.75% to 9.84% during fiscal year 2003. In addition, during the fiscal year 2002, the percentage ownership held by The Mitsubishi Trust and Banking Corporation increased from 3.65% to 6.20% and the percentage ownership held by Nippon Life Insurance Company decreased from 5.52% to 4.47%.

         As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during the past three years except as described above.

         The major shareholders do not have different voting rights.

         American Depositary Receipts ("ADRs") representing American Depositary Shares are issued by The Bank of New York. The normal trading unit is 5 American Depositary Shares. As of March 31, 2003, 228,043 Shares of ADRs were held of record by 3 institutional registered holders in the United States of America.

         As far as is known to the Company as of this date, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government. As far as is known to the Company as of this date, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related party transactions

         Ricoh sells or purchases products, materials, supplies and services to or from affiliated companies on normal commercial terms and conditions. See Note 7 to the Consolidated Financial Statements.

         Ricoh loaned Yen 15 million to its affiliates as working capital at floating rate linked to market indexes as of March 31, 2003. Ricoh does not consider this amount to be material to its business.

         No Directors, Corporate Auditors or Executive Officers were indebted to the Company or its subsidiaries at any time during the latest three fiscal years. Neither the Company nor its subsidiaries expect to make any loans to Directors, Corporate Auditors or Executive Officers in the future.

C. Interest of experts and counsel

         Not applicable.

Item 8.  Financial Information

A. Consolidated statements and other information

         See Item 18. Financial Statements and pages F-1 through F-42.

         Legal or arbitration proceedings

         There are no material pending legal or arbitration proceedings to which Ricoh is a party.

     Dividend Policy

     Ricoh endeavors to provide stable dividends to its shareholders by boosting profitability. At the same time, Ricoh undertakes to increase retained earnings to reinforce its corporate structure and to cultivate new businesses. Ricoh uses such retained earnings to strengthen its core businesses and invest in new fields with medium- and long-term perspectives. See Item 10(b) "Dividends" for important information on the Company's dividend payment procedure and restrictions.

B. Significant changes

     As noted in Item 4.A., on December 17, 2002, the Company entered into a definitive share exchange agreement with Tohoku Ricoh Co., Ltd. ("Tohoku Ricoh"), a domestic subsidiary of the Company in order to convert Tohoku Ricoh into a wholly-owned subsidiary. Under the terms of the agreement, 0.345 of one share of the Company's common stock was granted in exchange for each share of Tohoku Ricoh's common stock. The Company completed the share exchange on April 1, 2003, using 2,239,533 shares of treasury stock it held as of March 31, 2003, with a cost value of Yen 4.2 billion.

     Except for the above, no significant changes have occurred since the date of the Consolidated Financial Statements included in this report.

Item 9.  The Offer and Listing

A. Offer and listing details

     The primary market for the Company's Common Stock is the Tokyo Stock Exchange (the "TSE") in the form of original Common Stock.

     The Company's Common Stock has been listed on the TSE since 1949, and in Japan it is also listed on the Osaka Stock Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange. In addition, the Company's Common Stock is listed outside of Japan on the following stock exchanges: Amsterdam, Frankfurt and Paris.

     In the United States, the Company's American Depositary Shares are traded on the Over-the-Counter Market in the form of ADRs and are issued and exchanged by The Bank of New York, as depositary. The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE and the reported high and low sales prices per share of the Company's ADRs at Over-the-Counter Market.

                                                                               Over-the-Counter Market Price
                                  Tokyo Stock Exchange Price Per               Per American Depositary Share
                                       Share of Common Stock                     (5 shares of Common Stock)
                                          (Japanese Yen)                               (U.S. Dollars)
                                 ---------------------------------            ---------------------------------
                                    High                   Low                   High                   Low
                                 ----------            -----------            ----------             ----------
Annual highs and lows
---------------------
Fiscal Year 1999                    1,634                    969                 57.29                  38.72
Fiscal Year 2000                    2,525                  1,078                111.79                  44.28
Fiscal Year 2001                    2,495                  1,627                113.46                  75.85
Fiscal Year 2002                    2,735                  1,563                108.00                  77.50
Fiscal Year 2003                    2,470                  1,637                 95.75                  62.50

Quarterly highs and lows
------------------------
Fiscal Year 2002
1st quarter                         2,735                  2,145                108.00                  89.00
2nd quarter                         2,650                  1,563                106.41                  77.50
3rd quarter                         2,495                  1,758                 98.50                  79.00
4th quarter                         2,540                  2,100                 97.00                  80.50

Fiscal Year 2003
1st quarter                         2,470                  1,961                 95.75                  84.00
2nd quarter                         2,265                  1,904                 91.67                  81.50
3rd quarter                         2,205                  1,867                 88.00                  80.30
4th quarter                         1,998                  1,637                 82.00                  62.50

Monthly highs and lows
----------------------
December 2002                       2,180                  1,867                 85.00                  80.30
January 2003                        1,998                  1,746                 82.00                  62.50
February 2003                       1,885                  1,758                 77.50                  75.00
March 2003                          1,910                  1,637                 78.50                  70.50
April 2003                          1,850                  1,607                 76.75                  68.55
May 2003                            1,820                  1,641                 77.80                  70.97

Notes: (1)  Price per share of Common Stock are as reported by the TSE.
       (2) Price per ADSs are based upon one ADS representing 5 shares of Common Stock and are as reported by Over-the-Counter Market Bulletin Board(R).

B. Plan of distribution

       Not applicable.

C. Markets

       See Item 9.A. for a list of the stock exchanges on which the securities are listed.

     See Item 10.B. for certain information relating to the Common Stock of the Company.

D. Selling shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the issue

     Not applicable.

Item 10. Additional Information

A. Share Capital

     Not applicable.

B. Memorandum and articles of association

ORGANIZATION

     Ricoh Company, Ltd. was incorporated in Japan under the Commercial Code of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.

OBJECTIVES AND PURPOSES

     Article 3 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following business activities:

     1. Manufacture, sale and installation work and electrical communication work of optical, office, audio, electric and measuring equipment, other general machinery and equipment and accessories and supplies therefor.
     2. Manufacture and sale of photographic sensitive materials and duplicating papers.
     3. Manufacture and sale of various raw materials for photographic sensitive materials, and various chemical materials for chemical industries.

     4. Manufacture, processing and sale of papers, pulps textiles, general merchandise and by-products thereof.
     5.   Investment in, or sale of the products of, other companies.
     6. Import and Export of the goods described in any of the foregoing items and other goods of every kind and description.
     7. Brokerage business for casualty insurance and other insurance under the Automobile Liability Security Law.
     8.   Direct marketing through the Internet, facsimile, telephone, etc.
     9. Any and all business incidental or relating to any of the foregoing items.

Directors

     Under the Commercial Code, the Board of Directors has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The total amount of remuneration to Directors and to Corporate Auditors is subject to approval at the General Meeting of Shareholders. Within such authorized amounts the Board of Directors and the Board of Corporate Auditors respectively determine the compensation to each Director and Corporate Auditor.

     Except as stated below, neither the Commercial Code nor the Company's Articles of Incorporation make a special provision as to the Director's or Corporate Auditor's power to vote in connection with their compensation, borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a corporation to acquire or dispose of material assets; to borrow substantial amount of money; to employ or discharge from employment important employees, such as executive officers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company's borrowing or lending of a significant amount of money or giving of a guarantee in a large amount.

     Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (kabushiki kaisha) and certain related legislation.

GENERAL

     The presently authorized capital stock of the Company is 993,000,000 shares. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must generally have his name registered in the Company's register of shareholders. Shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust & Banking Co., Ltd., the transfer agent for the Company's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

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

     Dividends

     The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June of each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes bonuses to Directors and Corporate Auditors. In addition to a distribution of annual dividends, the Board of Directors of the Company may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders who are registered in the Company's register of shareholders at the end of each September 30, subject to the limitations described below.

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

     In Japan, the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

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

       Any shareholder holding at least 300 voting shares or 1% of the total number of outstanding voting shares for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting. Such request may be submitted by electronic means with the Company's consent.

VOTING RIGHTS

       A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph below and in the sections entitled "`Unit' share system" through "Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. Special resolutions provided for in
Article 343 of the Commercial Code shall be adopted by the vote of the shareholders not less than two-thirds (2/3) of those present at a meeting whereby one-third (1/3) of voting rights of all of the shareholders shall constitute a quorum. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding voting shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

       The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger (with an exception of a merger with a company of significantly small business) or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation (with an exception of a merger with a company of significantly small business), any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders, the quorum shall be one-third of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the "special shareholders resolution").

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

DILUTION

       In the future it is possible that market conditions and other factors might make a rights, offering to shareholders substantially below the market price of shares of Common Stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in the Company.

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

TRANSFER AGENT

       The Chuo Mitsui Trust and Banking Co., Ltd. is the transfer agent for the Company's Common Stock; as such transfer agent, it keeps the Company's register of shareholders and register of the lost share certificates in its office at 7-1,Kyobashi 1-chome, Chuo-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

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

"UNIT" SHARE SYSTEM (TANGENKABU SEIDO)

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

RIGHT OF THE HOLDER OF SHARES TO DEMAND THE PURCHASE OF SHARES REPRESENTING LESS THAN ONE UNIT

       As adopted in the Company's Articles of Incorporation and set forth in the Share Handling Regulations, a holder of shares of less-than-one-unit may request the Company to sell additional shares so that their less-than-one-unit can share constitute one unit of shares.

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

C. Material contracts

       All contracts entered into by Ricoh or any member of the Ricoh Group during the two years preceding this report were entered into in the ordinary course of business.

D. Exchange controls

       The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the "Exchange Law") govern certain matters relating to the issuance of equity-related securities by the Company and the acquisition and holding of shares of Common Stock or ADSs representing such shares by "exchange non-residents" and by "foreign investors" as hereinafter defined. The Exchange Law currently in effect does not affect the right of an exchange non-resident to purchase or sell an ADS outside Japan.

       "Exchange non-residents" are defined under the Exchange Law as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents, but branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. "Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations of which (a) 50% or more of the shares are held by (i) and/or (ii) above, (b) a majority of officers consists of non-resident individuals or (c) a majority of the officers having the power of representation consists of non-resident individuals.

       Dividends and Proceeds of Sales

       Under the Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares of Common Stock held by exchange non-residents in general may be converted into any foreign currency and repatriated abroad. The acquisition of shares of Common Stock by exchange non-resident shareholders by way of stock splits is not subject to any requirements under the Exchange Law.

       Acquisition of Shares

       Under the Exchange Law, acquisition of shares of a Japanese company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan ("listed shares") by an exchange non-resident from a resident of Japan is generally not subject to a prior filing requirement. In case a foreign investor acquires listed shares (whether from a resident of Japan or an exchange non-resident, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held directly or indirectly by such foreign investor would become 10% or more of the total outstanding shares of the company, the foreign investor is required to make a subsequent report on such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company (the "Competent Ministers"). In certain exceptional cases, a prior filing is required and the Competent Ministers may recommend the modification or abandonment of the proposed acquisition and, if the foreign investor does not accept the recommendation, order its modification or prohibition. The deposit of shares of Common Stock by an exchange non-resident of Japan, the issuance of ADRs in exchange therefor and the withdrawal of the underlying shares of Common Stock by an exchange non-resident upon surrender of ADRs are not subject to any requirements under the Exchange Law, except where as a result of such deposit or withdrawal the aggregate number of shares of Common Stock held by the Depositary (or its nominee) or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding shares of Common Stock, in which event a subsequent reporting may be required as described above.

E. Taxation

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

U.S. TAXATION

         This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning and disposing of shares of Common Stock or American Depositary Shares evidenced by the ADRs. This summary applies to you only if you hold shares of Common Stock or American Depositary Shares as capital assets for U.S. federal income tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

  .   a dealer in securities or currencies;

  . a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

  .   a bank;

  .   a life insurance company;

  .   a tax-exempt organization;

  . a person that holds shares of Common Stock or American Depositary Shares that are a hedge or that are hedged against interest rate or currency risks;

  .   a person that is subject to the alternative minimum tax;

  . a person that holds shares of Common Stock or American Depositary Shares as part of a straddle or conversion transaction for tax purposes;

  . a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; or

  . a person that actually or constructively owns or is deemed to own 10% or more of any class of our stock.

         This summary is based on laws, treaties, and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis. Moreover, this summary assumes that the Company will not be treated as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. See the summary below under the heading "PFIC Rules."

         Please consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of shares of Common Stock or American Depositary Shares in your particular circumstances.

         For purposes of this summary, you are a "U.S. holder" if you are a beneficial owner of a share of Common Stock or an American Depositary Share that is for U.S. federal income tax purposes: (i) a citizen or a resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. holder for purposes of this discussion.

     In general, if you hold ADRs evidencing American Depositary Shares, you will be treated as the owner of the shares of Common Stock represented by those American Depositary Shares for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an American Depositary Share for the shares of Common Stock represented by that American Depositary Share.

     Dividends

     The gross amount of cash dividends paid out of the Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, that a U.S. holder receives (prior to deduction of Japanese taxes) generally will be subject to U.S. federal income taxation as foreign source ordinary dividend income. However, in certain circumstances, all or a portion of the cash dividends paid by the Company may be treated as U.S. source dividend income. You should consult your tax advisers regarding the U.S. federal income tax consequences of all or a portion of the cash dividends paid by the Company being treated as U.S. source dividend income.

     Dividends paid in Japanese Yen will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of American Depositary Shares, the depositary's) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You should consult your own tax adviser regarding the treatment of any foreign currency gain or loss realized with respect to any Japanese Yen received by you (or, in the case of American Depositary Shares, the depositary) that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by the Company generally will not be eligible for the dividends-received deduction allowed to corporations that are U.S. holders.

     Notwithstanding the foregoing, pursuant to recently enacted legislation, certain dividends received by individual U.S. holders that constitute "qualified dividend income" will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from "qualified foreign corporations." In general, the term "qualified foreign corporation" includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. Notwithstanding this previous rule, dividends received from a foreign corporation that was a foreign investment company (as defined in section 1246(b) of the Code), a passive foreign investment company (as defined in section 1297 of the Code), or a foreign personal holding company (as defined in section 552 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term qualified dividend income will not include, among other dividends, any (i) dividends on any share of stock which is held by a taxpayer for 60 days or less during the 120-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer's foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income. Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from the Company will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder's foreign tax credit.

     In addition to the foregoing, you should consult your own tax advisers to determine whether any rules limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Japan. If no such rules apply, you generally may claim a credit against your U.S. federal income tax liability for Japanese taxes withheld from dividends on shares of Common Stock or American Depositary Shares, so long as you have owned the shares of Common Stock or American Depositary Shares (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Japanese taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend, in part, on a U.S. holder's particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

     Sales and Other Dispositions

     A U.S. holder will recognize gain or loss on the sale or other disposition of shares of Common Stock or American Depositary Shares evidenced by ADRs in an amount equal to the difference between the U.S. Holder's adjusted tax basis in such shares of Common Stock or American Depositary Shares (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, generally determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). For U.S. federal income tax purposes, gain or loss realized by a U.S. holder on a sale or other disposition of shares of Common Stock or American Depositary Shares will be capital gain or loss, and will be long-term capital gain or loss if the shares of Common Stock or American Depositary Shares were held for more than one year. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced maximum marginal U.S. federal income tax rate.

     PFIC Rules

     The Company believes that it will not be treated as a PFIC for U.S. federal income tax purposes. However, that is a factual determination made annually and therefore may be subject to change. If the Company was treated as a PFIC, a U.S. holder of shares of Common Stock or American Depositary Shares evidenced by ADRs would be subject to certain adverse U.S. federal income tax consequences.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES

     Payments in respect of the shares of Common Stock or American Depositary Shares that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred (and certain other conditions are met).

F. Dividends and paying agents

     Not applicable.

G. Statement by experts

     Not applicable.

H. Documents on display

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system is also available for inspection on the SEC's website (http://www.sec.gov).

I.  Subsidiary information

     Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     Ricoh is exposed to market risks primarily from changes in foreign currency exchange rates and interest rates, which affect outstanding debt and certain assets and liabilities denominated in foreign currencies. To a lesser extent, Ricoh is also exposed to equity price risk. In order to manage these risks that arise in the normal course of business, Ricoh enters into various hedging transactions pursuant to its policies and procedures covering such areas as counterparty exposure and hedging practices. Ricoh does not hold or issue derivative financial instruments for trading purposes or to generate income.

     Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2003, and there are no material quantitative changes in market risk exposure at March 31, 2003 when compared to March 31, 2002. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

FOREIGN CURRENCY RISK

     In the ordinary course of business, Ricoh uses foreign exchange forward contracts to manage the effects of foreign currency exchange risk on monetary assets and liabilities denominated in foreign currencies. The contracts with respect to the operating activities generally have maturities of less than six months, while the contracts with respect to the financing activities have the same maturities as the underlying assets and liabilities.

     The table below provides information about Ricoh's material derivative financial instruments that are sensitive to foreign currency exchange rates. The below table relating to foreign exchange forward contracts presents the notional amounts, weighted average exchange rates and estimated fair value. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts.

Foreign Exchange Forward Contracts (Year ended March 31, 2003)

---------------------------------------------------------------------------------------------------------
                                                 Year Ended March 31, 2003
                  ---------------------------------------------------------------------------------------
                    Average contractual rates        Contract amounts          Estimated fair value
                                                    (Millions of yen)           (Millions of yen)
---------------------------------------------------------------------------------------------------------
US$/Yen                        120.41                    Yen 1,204                      Yen 3
EUR/Yen                        125.67                       14,238                       (418)
---------------------------------------------------------------------------------------------------------

INTEREST RATE RISK

     In the ordinary course of business, Ricoh enters into interest rate swap agreements to reduce interest rate risk and to modify the interest rate characteristics of its outstanding debt. These agreements primarily involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the underlying principal amounts.

     The below table provides information about Ricoh's major derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity date, related weighted average interest rates and estimated fair value. For interest rate swaps, the table presents notional amounts by expected maturity date, weighted average interest rates. Notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

-----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM INDEBTEDNESS                                                Year ended march 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          Millions of yen
(Excluding                       --------------------------------------------------------------------------------------------------
Capital Lease                                                               Expected maturity date
Obligations and                                ------------------------------------------------------------------------------------
SFAS No. 133 fair     Average                                                                                                Fair
value adjustment)     pay rate        Total        2004        2005         2006        2007        2008   Thereafter      Value
-----------------------------------------------------------------------------------------------------------------------------------
Convertible Bonds          - %   Yen       -  Yen      -  Yen      -  Yen       -  Yen      -  Yen      -  Yen      -  Yen       -
Bonds                   1.35         154,910      14,910      10,000       40,000      45,000      10,000      35,000      160,124
Medium-Term Notes       0.21          24,000       9,000      12,000        3,000           -           -           -       24,028
Loans                   1.61         212,595      29,096      62,860       82,286      10,809      17,110      10,434      212,757
-----------------------------------------------------------------------------------------------------------------------------------
Total                            Yen 391,505  Yen 53,006  Yen 84,860  Yen 125,286  Yen 55,809  Yen 27,110  Yen 45,434  Yen 396,909
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS                                                                Year ended march 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Millions of yen
                                               ------------------------------------------------------------------------------------
                                                                                           Expected maturity date
                                                           ------------------------------------------------------------------------
 Notional                    Average  Average
 amounts                     receive  pay                                                                                 Fair
(Millions)   Type of swap    rate     rate      Total      2004       2005        2006       2007      2008   Thereafter  Value
-----------------------------------------------------------------------------------------------------------------------------------
            Receive floating
Yen 59,179  /Pay fixed        0.08%   0.36%  Yen 59,179  Yen  229  Yen 4,950  Yen 52,000  Yen 2,000  Yen    -  Yen    -  Yen 3,961
            Receive fixed
    79,000  /Pay floating     1.98    0.11       79,000    18,000     17,000      19,000      1,000     6,000    18,000       (206)
            Receive floating
US$     20  /Pay floating     7.36%   1.96%  Yen  2,404         -  Yen 2,404           -          -         -         -  Yen   230
-----------------------------------------------------------------------------------------------------------------------------------

Credit Risk

     Ricoh is also exposed to credit-related losses in the event of nonperformance by counterparties to the financial instrument; however, credit risk arising from the nonperformance of counterparties to meet the terms of financial instrument contracts is generally limited to the amounts by which the counterparties' obligations exceed the obligations of Ricoh. It is Ricoh's policy to only enter into financial instrument contracts with a diversified group of financial institutions having credit ratings satisfactory to Ricoh to minimize the concentration of credit risk. Therefore, Ricoh does not expect to incur material credit losses on its financial instruments.

EQUITY PRICE RISK

     Ricoh has a relatively small portion of marketable securities which are subject to equity price risk arising from changes in their market prices. Marketable securities consist of a diversified pool of Japanese equity securities. Ricoh's overall investment policy is to invest in highly-liquid, low risk investments.

     The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive securities as of March 31, 2002 and 2003.


                                                 Millions of Japanese Yen
                                            For the Year ended March 31, 2003
                                          --------------------------------------
                                                Cost              Fair Value
                                          -----------------   ------------------
Debt Securities
   Due within one year                          Yen    107           Yen    107
   Due after one year through five years            45,020               44,830
Equity Securities                                    6,328               10,957
Investment Trusts*                                   9,459                8,815
                                          -----------------   ------------------
Total                                           Yen 60,914           Yen 64,709
                                          -----------------   ------------------
*Investment trusts consist of investments in marketable debt and equity securities.


Item 12.  Description of Securities Other Than Equity Securities

       Not applicable.

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

       None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

       None.

Item 15.  Controls and Procedures

       Within the 90-day period prior to the filing of this report, Ricoh performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures under the supervision and with the participation of Ricoh's management, including the Chief Executive Officer and the Deputy President (Corporate Planning, Investors Relations, Accounting and Personnel) (i.e., the principal financial officer of the

Company). Based on that evaluation, Ricoh's management, including the Chief Executive Officer and Deputy President (Corporate Planning, Investors Relations, Accounting and Personnel), concluded that its disclosure controls and procedures were effective as of the date of such evaluation.

     No significant changes in Ricoh's internal controls or in other factors have occurred that could significantly affect these controls subsequent to the date the Chief Executive Officer and Deputy President (Corporate Planning, Investors Relations, Accounting and Personnel) completed their evaluation.

Item 16.   [RESERVED]

                                    PART III

Item 17.   Financial Statements

       Not applicable.

Item 18.   Financial Statements

       See Consolidated Financial Statements and Schedule attached hereto.

Item 19.   Exhibits

       Documents filed as exhibits to this annual report:

       1.1       Articles of Incorporation, as amended (English translation)

       1.2       Share Handling Regulations, as amended (English translation)

       1.3 Regulations of the Board of Directors, as amended (English translation)

       1.4 Regulation of the Board of Corporate Auditors, as amended (English translation)

       8.1 List of Significant Subsidiaries (See "Organizational structure" in Item 4.C. of this Form 20-F)

       12.(a)(1) Certification Pursuant to Section 1350 of Chapter 63 of Title
                 18 of the United States Code

       12.(a)(2) Certification Pursuant to Section 1350 of Chapter 63 of Title
                 18 of the United States Code

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  RICOH COMPANY, LTD.
                                                  --------------------------
                                                  (Registrant)

                                                  By: /s/ Zenji Miura
                                                      ----------------------
                                                      Zenji Miura
                                                      Executive Vice President
                                                      and General Manager of the
                                                      Finance and Accounting
                                                      Division

     Date: June 30, 2003

            CERTIFICATION OF THE PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                            CHIEF OPERATING OFFICER

I, Masamitsu Sakurai, President, Chief Executive Officer and Chief Operating Officer of Ricoh Company, Ltd., certify that:

1.  I have reviewed this annual report on Form 20-F of Ricoh Company, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                       By: /s/ Masamitsu Sakurai
                                           -------------------------------
                                           Masamitsu Sakurai
                                           President, Chief Executive Officer
                                           and Chief Operating Officer

                CERTIFICATION OF THE EXECUTIVE VICE PRESIDENT AND
                   DEPUTY PRESIDENT (ACCOUNTING AND PERSONNEL)

I, Tatsuo Hirakawa, Executive Vice President and Deputy President (Accounting and Personnel) of Ricoh Company, Ltd., certify that:

1.  I have reviewed this annual report on Form 20-F of Ricoh Company, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                     By: /s/ Tatsuo Hirakawa
                                         --------------------------------
                                         Tatsuo Hirakawa
                                         Executive Vice President and
                                         Deputy President (Accounting and
                                         Personnel)

RICOH COMPANY, LTD.

Consolidated Financial Statements and Schedule
For the years ended March 31, 2001, 2002 and 2003
Together with Independent Auditors' Report

Ricoh Company, Ltd. and Consolidated Subsidiaries
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          Page
 ---------------------------------------------------------------------------------------------
  Independent Auditors' Report ...................................................         F-2

  Consolidated Balance Sheets as of
     March 31, 2002 and 2003 .....................................................  F-3 to F-4

  Consolidated Statements of Income
     for the years ended March 31, 2001, 2002 and 2003 ...........................         F-5

  Consolidated Statements of Shareholders' Investment
     for the years ended March 31, 2001, 2002 and 2003 ...........................         F-6

  Consolidated Statements of Cash Flows
     for the years ended March 31, 2001, 2002 and 2003 ...........................         F-7

  Notes to Consolidated Financial Statements ..................................... F-8 to F-41

  Schedule:

     II. Valuation and Qualifying Accounts and Reserves ..........................        F-42

All schedules not listed have been omitted because they are not applicable, or the required information has been otherwise supplied in the consolidated financial statements or the notes thereto.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of Ricoh Company, Ltd.:

We have audited the consolidated financial statements of Ricoh Company, Ltd. (a Japanese corporation) and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company and its subsidiaries changed their policy concerning which short-term investments are treated as cash equivalents.

Also, as discussed in Note 2 to the consolidated financial statements, the Company and its subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective April 1, 2002 and the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective April 1, 2001.

The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

/s/ KPMG
Tokyo, Japan
April 30, 2003

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2003

                                                                                                     Thousands of
                                                                          Millions of Yen            U.S. Dollars
                                                                     -----------------------        --------------
A S S E T S                                                            2002           2003               2003
------------------------------------------------------------------------------------------------------------------
Current Assets:
 Cash and cash equivalents                                       Yen   170,172  Yen   189,243       $  1,603,754
 Time deposits                                                          12,478         11,087             93,958
 Marketable securities                                                  22,935            107                907
 Trade receivables-
   Notes                                                                85,269         76,022            644,254
   Accounts                                                            376,073        359,769          3,048,890
   Less- Allowance for doubtful receivables                            (18,943)       (17,849)          (151,263)
 Inventories-
   Finished goods                                                      116,435        102,164            865,796
   Work in process and raw materials                                    45,741         43,887            371,924
 Deferred income taxes and other                                        53,508         58,083            492,229
----------------------------------------------------------------------------------------------------------------
       Total current assets                                            863,668        822,513          6,970,449
----------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment, at cost:
 Land                                                                   44,542         42,990            364,322
 Buildings                                                             202,581        204,606          1,733,949
 Machinery and equipment                                               663,723        660,458          5,597,102
 Construction in progress                                                2,969          6,540             55,424
----------------------------------------------------------------------------------------------------------------
                                                                       913,815        914,594          7,750,797
 Less- Accumulated depreciation                                       (654,435)      (665,842)        (5,642,729)
----------------------------------------------------------------------------------------------------------------
                                                                       259,380        248,752          2,108,068
----------------------------------------------------------------------------------------------------------------

Investments and Other Assets:
 Finance receivables                                                   447,829        476,293          4,036,381
 Investment securities                                                  28,886         71,973            609,941
 Investments in and advances to affiliates                              47,434         45,791            388,059
 Goodwill                                                               29,687         28,109            238,212
 Other intangible assets                                                37,598         40,020            339,153
 Lease deposits and other                                              118,446        151,471          1,283,652
----------------------------------------------------------------------------------------------------------------
                                                                       709,880        813,657          6,895,398
----------------------------------------------------------------------------------------------------------------
                                                                 Yen 1,832,928  Yen 1,884,922       $ 15,973,915
----------------------------------------------------------------------------------------------------------------

                                                                                                     Thousands of
                                                                         Millions of Yen             U.S. Dollars
                                                                  ----------------------------     ---------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT                               2002           2003               2003
------------------------------------------------------------------------------------------------------------------
Current Liabilities:
 Short-term borrowings                                            Yen  161,094   Yen   84,478      $     715,915
 Current maturities of long-term indebtedness                           67,314         54,235            459,619
 Trade payables-
   Notes                                                                35,481         32,943            279,178
   Accounts                                                            242,272        247,855          2,100,466
 Accrued income taxes                                                   33,356         42,393            359,263
 Accrued expenses and other                                            126,184        126,679          1,073,550
----------------------------------------------------------------------------------------------------------------
      Total current liabilities                                        665,701        588,583          4,987,991
----------------------------------------------------------------------------------------------------------------

Long-term Liabilities:
 Long-term indebtedness                                                332,995        345,902          2,931,373
 Accrued pension and severance costs                                   119,572        209,011          1,771,280
 Deferred income taxes                                                  30,592         30,653            259,771
----------------------------------------------------------------------------------------------------------------
                                                                       483,159        585,566          4,962,424
----------------------------------------------------------------------------------------------------------------

Minority Interests                                                      51,048         53,259            451,347
----------------------------------------------------------------------------------------------------------------

Commitments and Contingent Liabilities (Note 16)

Shareholders' Investment:
 Common stock;
  Authorized - 1,000,000,000 shares in 2002 and 993,000,000
   shares in 2003
  Issued and outstanding - 727,278,256 shares and 727,086,738 shares in 2002 and 744,912,078 shares and 742,608,635
   shares in 2003                                                      120,461        135,364          1,147,153
  Additional paid-in capital                                           171,628        186,521          1,580,686
  Retained earnings                                                    385,741        434,748          3,684,305
  Accumulated other comprehensive income (loss)                        (44,376)       (94,733)          (802,822)
  Treasury stock at cost; 191,518 shares in 2002 and 2,303,443
   shares in 2003                                                         (434)        (4,386)           (37,169)
----------------------------------------------------------------------------------------------------------------
      Total shareholders' investment                                   633,020        657,514          5,572,153
----------------------------------------------------------------------------------------------------------------
                                                                 Yen 1,832,928  Yen 1,884,922      $  15,973,915
----------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended March 31, 2001, 2002 and 2003

                                                                                                     Thousands of
                                                                     Millions of Yen                 U.S. Dollars
                                                        ---------------------------------------     ---------------
                                                             2001          2002         2003             2003
-------------------------------------------------------------------------------------------------------------------
Net Sales                                              Yen 1,538,262 Yen 1,672,340 Yen 1,738,358       $14,731,847
Cost of Sales                                                924,893       972,394       993,009         8,415,330
------------------------------------------------------------------------------------------------------------------
         Gross profit                                        613,369       699,946       745,349         6,316,517

Selling, General and Administrative Expenses                 508,264       570,251       611,695         5,183,856
------------------------------------------------------------------------------------------------------------------
         Operating income                                    105,105       129,695       133,654         1,132,661
------------------------------------------------------------------------------------------------------------------

Other (Income) Expenses:
   Interest and dividend income                               (8,045)       (4,753)       (3,772)          (31,966)
   Interest expense                                            7,787         8,233         6,853            58,076
   Foreign currency exchange (gain) loss, net                 (3,490)        5,732           566             4,797
   Other, net                                                 11,088         6,533         6,537            55,398
------------------------------------------------------------------------------------------------------------------
         Total                                                 7,340        15,745        10,184            86,305
------------------------------------------------------------------------------------------------------------------

Income before Income Taxes, Minority Interests and

   Equity in Earnings of Affiliates                           97,765       113,950       123,470         1,046,356

Provision for Income Taxes:
   Current                                                    53,506        52,365        63,183           535,449
   Deferred                                                   (9,994)       (1,218)      (11,199)          (94,907)
------------------------------------------------------------------------------------------------------------------
         Total                                                43,512        51,147        51,984           440,542
------------------------------------------------------------------------------------------------------------------

Income before Minority Interests and Equity in

   Earnings of Affiliates                                     54,253        62,803        71,486           605,814
Minority Interests                                             3,123         3,080         1,376            11,661
Equity in Earnings of Affiliates                               2,098         1,891         2,403            20,364
------------------------------------------------------------------------------------------------------------------
         Net Income                                       Yen 53,228    Yen 61,614    Yen 72,513       $   614,517
------------------------------------------------------------------------------------------------------------------

                                                                           Yen                       U.S. Dollars
                                                        -----------------------------------------   --------------
Per Share of Common Stock:
------------------------------------------------------------------------------------------------------------------
   Net income:
     Basic                                                 Yen 76.85      Yen 88.27     Yen 99.79          $0.85
     Diluted                                                   71.02          82.46         96.81           0.82
----------------------------------------------------------------------------------------------------------------
   Cash dividends paid                                     Yen 11.50      Yen 12.00     Yen 14.00          $0.12
----------------------------------------------------------------------------------------------------------------

Per American Depositary Share, each representing
5 shares of common stock:

----------------------------------------------------------------------------------------------------------------
   Net income:
     Basic                                                  Yen 384.25     Yen 441.35     Yen 498.95       $4.23
     Diluted                                                    355.10         412.30         484.05        4.10
----------------------------------------------------------------------------------------------------------------
   Cash dividends paid                                       Yen 57.50      Yen 60.00      Yen 70.00       $0.59
----------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Years Ended March 31, 2001, 2002 and 2003

                                                                                                     Thousands of
                                                                      Millions of Yen                U.S. Dollars
                                                          -------------------------------------     --------------
                                                             2001          2002         2003             2003
------------------------------------------------------------------------------------------------------------------
Common Stock:
  Beginning balance                                      Yen 103,112   Yen 103,434  Yen 120,461        $1,020,856
  Conversion of convertible bonds; 672,625 shares
    in 2001, 34,522,672 shares in 2002 and
    24,633,822 shares in 2003                                    322        17,027       14,903           126,297
-----------------------------------------------------------------------------------------------------------------
  Ending balance                                         Yen 103,434   Yen 120,461  Yen 135,364        $1,147,153
-----------------------------------------------------------------------------------------------------------------

Additional Paid-in Capital:
  Beginning balance                                      Yen 154,314   Yen 154,635  Yen 171,628        $1,454,474
  Conversion of convertible bonds                                321        16,993       14,893           126,212
-----------------------------------------------------------------------------------------------------------------
  Ending balance                                         Yen 154,635   Yen 171,628  Yen 186,521        $1,580,686
-----------------------------------------------------------------------------------------------------------------

Retained Earnings:
  Beginning balance                                      Yen 287,182   Yen 332,447  Yen 385,741        $3,268,991
  Net income for the year                                     53,228        61,614       72,513           614,517
  Dividends declared and approved                             (7,963)       (8,320)     (10,178)          (86,254)
  Retirement of treasury stock; 7,000,000 shares in
    2003                                                           -             -      (13,328)         (112,949)
-----------------------------------------------------------------------------------------------------------------
  Ending balance                                         Yen 332,447   Yen 385,741  Yen 434,748        $3,684,305
-----------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income (loss):
  Beginning balance                                       Yen (3,102)  Yen (33,788) Yen (44,376)        $(376,068)
  Foreign currency translation adjustments                    (1,740)        6,516        1,007             8,534
  Unrealized gains (losses) on securities, net of
    reclassification adjustment                               (6,967)         (766)      (1,984)          (16,814)
  Unrealized gains (losses) on derivatives, net of
    reclassification adjustment                                    -          (207)          29               246
  Minimum pension liability adjustments                      (21,979)      (16,131)     (49,409)         (418,720)
-----------------------------------------------------------------------------------------------------------------
  Ending balance                                         Yen (33,788)  Yen (44,376) Yen (94,733)       $ (802,822)
-----------------------------------------------------------------------------------------------------------------

Treasury stock:
  Beginning balance                                                -             -     Yen (434)       $   (3,678)
  Purchase of treasury stock; 446,928 shares in
    2002 and 9,111,925 shares in 2003                              -    Yen (1,083)     (17,280)         (146,440)
  Sales of treasury stock; 269,000 shares in 2002                  -           649            -                 -
  Retirement of treasury stock; 7,000,000 shares in
    2003                                                           -             -       13,328           112,949
-----------------------------------------------------------------------------------------------------------------
  Ending balance                                                   -      Yen (434)  Yen (4,386)       $  (37,169)
-----------------------------------------------------------------------------------------------------------------

Comprehensive income:
  Net income for the year                                 Yen 53,228    Yen 61,614   Yen 72,513        $  614,517
  Other comprehensive income (loss) for the year,
    net of tax                                               (30,686)      (10,588)     (50,357)         (426,754)
-----------------------------------------------------------------------------------------------------------------
    Total comprehensive income for the year               Yen 22,542    Yen 51,026   Yen 22,156        $  187,763
-----------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2001, 2002 and 2003

                                                                                                            Thousands of
                                                                              Millions of Yen               U.S. Dollars
                                                                   --------------------------------------  ---------------
                                                                       2001         2002        2003            2003
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                         Yen 53,228   Yen 61,614  Yen 72,513      $  614,517
 Adjustments to reconcile net income to net cash provided by operating activities-
   Depreciation and amortization                                        62,142       73,782      76,551         648,737
   Equity in earnings of affiliates, net of dividends received          (1,056)      (1,260)     (1,167)         (9,890)
   Deferred income taxes                                                (9,994)      (1,218)     (9,289)        (78,720)
   Losses on disposals and sales of property, plant and
     equipment                                                           2,223        1,665       1,975          16,737
   Changes in assets and liabilities, net of effects from
     acquisition-
     (Increase) decrease in trade receivables                          (32,476)     (20,006)     22,176         187,932
     (Increase) decrease in inventories                                 (7,167)      21,194      14,983         126,975
     Increase in finance receivables                                   (15,127)     (13,620)    (33,109)       (280,585)
     (Decrease) increase in trade payables                              16,235      (19,535)      5,632          47,729
     (Decrease) increase in accrued income taxes and
       accrued expenses and other                                       27,310      (13,592)     11,173          94,686
     Increase in accrued pension and severance costs                     1,667        8,374       7,806          66,153
   Other, net                                                            5,743        7,740      16,498         139,814
-----------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                       102,728      105,138     185,742       1,574,085
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sales of property, plant and equipment                    1,120          756         245           2,076
 Expenditures for property, plant and equipment                        (73,040)     (75,231)    (71,984)       (610,034)
 Payments for purchases of available-for-sale securities               (23,395)     (10,025)    (52,219)       (442,534)
 Proceeds from sales of available-for-sale securities                   66,778       24,568      24,513         207,737
 (Increase) decrease in time deposits                                    6,797         (477)        944           8,000
 Payments for acquisition of Lanier Worldwide, Inc.,
   net of cash acquired                                                (28,103)           -           -               -
 Other, net                                                            (10,354)     (21,012)        302           2,560
-----------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                           (60,197)     (81,421)    (98,199)       (832,195)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term loans                                          33,183       71,075      58,194         493,169
 Repayment of long-term loans                                         (114,701)     (79,640)    (23,133)       (196,042)
 (Decrease) increase in short-term borrowings, net                       5,565      (39,414)    (73,393)       (621,975)
 Proceeds from issuance of long-term debt securities                         -      103,500      11,000          93,220
 Repayment of long-term debt securities                                 (2,990)     (10,000)    (11,723)        (99,347)
 Dividend payments                                                      (7,964)      (8,322)    (10,176)        (86,237)
 Payment for purchase of treasury stock                                      -       (1,054)    (17,281)       (146,449)
 Other, net                                                             (1,475)          90        (631)         (5,347)
-----------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities             (88,382)      36,235     (67,143)       (569,008)
-----------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS               975        2,474      (1,329)        (11,263)
-----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   (44,876)      62,426      19,071         161,619
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         152,622      107,746     170,172       1,442,135
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           Yen 107,746  Yen 170,172 Yen 189,243      $1,603,754
-----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 CASH PAID DURING THE YEAR FOR-
   Interest                                                         Yen 13,749    Yen 9,418  Yen  7,300      $   61,864
   Income taxes                                                         57,192       53,129      52,154         441,983
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

Ricoh Company, Ltd. (the "Company") was established in 1936 and is headquartered in Tokyo, Japan. The Company and its consolidated subsidiaries ("Ricoh" as a consolidated group) is a world-wide supplier of office automation equipment, including copiers, facsimile machines, data processing systems, printers and related supplies. Ricoh is also well known for its state-of-the-art electronic devices, digital photographic equipment and other products.

Ricoh distributes its products primarily through domestic (Japanese) and foreign sales subsidiaries. Overseas, Ricoh owns and distributes not only Ricoh brand products but also other brands, such as Gestetner, Lanier and Savin.

Ricoh manufactures its products primarily in 15 plants in Japan and 7 plants overseas, which are located in the United States, United Kingdom, France and China.

2.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies are summarized below:

(A)  BASIS OF PRESENTATION

The accompanying consolidated financial statements for the three years ended March 31, 2003 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen into U.S. Dollar equivalents for the year ended March 31, 2003 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 118 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2003.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with accounting principles generally accepted in the United States of America.

(B)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Ricoh. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 percent ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to March 31.

(C)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Generally, Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided,
(3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Most equipment sales require that Ricoh install the product. As such, revenue is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts and trade-in allowances. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Service revenues result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period.

(D)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in shareholders' investment.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(E)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase.

Beginning April 1, 2002, Ricoh changed its policy concerning which short-term investments are treated as cash equivalents in its consolidated balance sheets and statements of cash flows. Cash equivalents formerly included certificates of deposit and time deposits with maturities of three months or less at the date of purchase. In addition to the above, Ricoh decided to include in cash equivalents other short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds. Ricoh believes this change is preferable, since it expects to utilize such short-term investment securities more significantly in its operating cash management activities. In relation to this change, Ricoh has restated its consolidated balance sheet and consolidated statements of cash flows for prior years. The effect of this change on previously reported amounts was to increase cash and cash equivalents by Yen 40,784 million, Yen 43,289 million and Yen 27,664 million with corresponding decreases to marketable securities as of March 31, 2000, 2001 and 2002, respectively, and to decrease net cash used in investing activities by Yen 2,531 million and to increase by Yen 15,629 million, respectively, for the years ended March 31, 2001 and 2002.

(F)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 15, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes. On April 1, 2001 Ricoh adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities", and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which require that all derivative instruments be recorded on the balance sheet at their respective fair values. In accordance with the transition provisions of SFAS 133, Ricoh recorded a cumulative effect adjustment, net of tax, resulting in a decrease in net income of Yen 66 million and a decrease in other comprehensive income (loss) of Yen 1,864 million at April 1, 2001.

In accordance with SFAS 133, Ricoh, when it enters into a derivative contract, makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair values, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

Prior to April 1, 2001, gains and losses on qualifying hedges of existing assets or liabilities were included in the carrying amounts of those assets or liabilities and were ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments and anticipated transactions were deferred and recognized in income, or as adjustments of carrying amounts, when the hedged transaction occurred.

(G)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances are charged-off against the allowances when collection is considered remote.

(H)  SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of March 31, 2002 and 2003, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to their then fair value for any declines in market value determined to be other than temporary. These impairment losses are charged against earnings at the time that a decline has been determined to be other than temporary based primarily on the financial condition of the issuer and the extent and length of time of the decline. Investments whose market values have declined below cost that extends for nine months are automatically written-down to their then fair value in all cases.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

(I)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(J)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 41% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the years ended March 31, 2001, 2002 and 2003 are summarized below:

                                             2001          2002         2003
--------------------------------------------------------------------------------
Buildings                                     8.0%          8.3%         8.1%
Machinery and equipment                      36.6          40.6         41.0
--------------------------------------------------------------------------------


Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2002 and 2003 were as follows:

                                                                   Thousands of
                                           Millions of Yen         U.S. Dollars
                                      -------------------------- ---------------
                                         2002          2003            2003
--------------------------------------------------------------------------------
Aggregate cost                        Yen 6,578     Yen 7,339        $62,195
Accumulated depreciation                  3,965         4,036         34,203
--------------------------------------------------------------------------------

The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2003 were Yen 4,676 million ($39,627 thousand) and Yen 4,237 million ($35,907 thousand), respectively.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to no longer be indefinite.

Ricoh fully adopted the provisions of SFAS 141 and SFAS 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized until March 31, 2002. In connection with the transitional impairment evaluation, SFAS 142 required Ricoh to perform an assessment of whether there was an indication that goodwill was impaired as of April 1, 2002. To accomplish this, Ricoh (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. Ricoh completed the transitional assessment by September 30, 2002, and determined there was no indication that goodwill had been impaired as of April 1, 2002. Ricoh also completed the annual assessment for the year ended March 31, 2003 and determined that no goodwill impairment charge was necessary.

Prior to the adoption of SFAS 142, Ricoh classified the cost in excess of fair value of the net assets of companies acquired in purchase transactions as goodwill, and the goodwill was being amortized on a straight-line method over the estimated periods benefited, not to exceed 20 years.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(N)  Research and Development Expenses and Advertising Costs

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses on the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 develops a single accounting model, based on the framework established in SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" for long-lived assets to be disposed of by sale, and broadens the scope of what constitutes a business to be disposed of that should be reported as a discontinued operation. The new standard was adopted on April 1, 2002, and did not have a material effect on Ricoh's consolidated financial position or results of operations.

SFAS 144 requires that long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Prior to the adoption of SFAS 144, Ricoh accounted for long-lived assets in accordance with SFAS 121.

(Q)  EARNINGS PER SHARE

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows:

                                                                                                   Thousands of
                                                                   Millions of Yen                 U.S. Dollars
                                                       ----------------------------------------- -----------------
                                                            2001         2002         2003             2003
------------------------------------------------------------------------------------------------------------------
Conversion of convertible bonds                         Yen   1,088    Yen 35,620   Yen 32,905       $278,856
Capital lease obligations incurred                              289           445        1,697         14,381
Assets and liabilities of Lanier Worldwide, Inc.:
    Fair value of assets acquired and goodwill              134,586             -            -              -
    Fair value of liabilities assumed                       104,623             -            -              -
Retirement of treasury stock                                      -             -       13,328        112,949
------------------------------------------------------------------------------------------------------------------

(S)  USE OF ESTIMATES

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

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

(T)  NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The new standard will be adopted on April 1, 2003, and is not expected to have a material effect on Ricoh's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections." SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, unless the gains and losses meet the criteria to be classified as extraordinary pursuant to APB 30. SFAS 145 also amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-lease back transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease back transactions. The rescission of SFAS 4 is effective for transactions occurring after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on Ricoh's consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement did not have a material effect on Ricoh's consolidated financial position or results of operations.

In November 2002, the Emerging Issue Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for Ricoh in its financial statements beginning July 1, 2003. Ricoh will adopt EITF00-21 in the quarter beginning July 1, 2003. Ricoh is currently determining the impact, if any, of the adoption of EITF 00-21 on Ricoh's consolidated financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Interpretation has not had a material effect on Ricoh's consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities ("VIEs")," which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. Ricoh does not anticipate the adoption of this Interpretation will have any impact on its financial position or results of operations as it presently does not have investments in VIEs.

(U)  RECLASSIFICATION

Certain reclassifications have been made to the prior years' consolidated financial statements to conform the presentation used for the year ended March 31, 2003.

3.   ACQUISITION

In January 2001, Ricoh completed a take-over bid for Lanier Worldwide, Inc. ("Lanier") for cash of Yen 29,963 million. As a result of this acquisition, Lanier became a wholly owned subsidiary that distributes Lanier brand name office equipment products in the global marketplace. The acquisition was accounted for using the purchase method of accounting. The cash purchase price has been allocated on Ricoh's balance sheet to the tangible and intangible net assets and resulted in goodwill of Yen 25,496 million. The results of operation for Lanier for the post-acquisition period for the two months ended March 31, 2001, and years thereafter are included in the accompanying consolidated statements of income. The following unaudited pro forma information presents the consolidated results of operations for the year ended March 31, 2001, as if the acquisition had occurred as of the beginning of that year:

                                                               Millions of Yen
                                                             -------------------
                                                                     2001
--------------------------------------------------------------------------------
Net sales                                                          Yen 1,624,036
Net income                                                                49,474

                                                                       Yen
                                                             -------------------
Net income per share of common stock-
     Basic                                                             Yen 71.43
     Diluted                                                               66.03
--------------------------------------------------------------------------------

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the acquisition been made at the beginning of the year or the results that may occur in the future.

In December 2002, Ricoh acquired the remaining outstanding shares of Shanghai Ricoh Facsimile Co., Ltd. ("Shanghai Ricoh") for Yen 1,745 million ($14,788 thousand). The acquisition of the remaining 45% interest in Shanghai Ricoh was accounting for using the purchase method of accounting and resulted in goodwill of Yen 778 million ($6,593 thousand).

4.   FINANCE RECEIVABLES

Finance receivables as of March 31, 2002 and 2003 are comprised primarily of lease receivables and installment loans.

Ricoh's products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary and to overseas customers primarily through certain overseas subsidiaries. These leases qualify and are accounted for as sales-type leases in conformity with SFAS 13. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh's lease receivables as of March 31, 2002 and 2003 is as follows:

                                                                                                   Thousands of
                                                                          Millions of Yen          U.S. Dollars
                                                                   ----------------------------- ----------------
                                                                        2002          2003             2003
------------------------------------------------------------------------------------------------------------------
Minimum lease payments receivable                                    Yen 460,380    Yen 486,165        $4,120,042
Estimated non-guaranteed residual value                                    1,976          2,209            18,720
Unearned income                                                          (50,576)       (49,039)         (415,584)
Allowance for doubtful receivables                                       (12,926)       (13,573)         (115,025)
------------------------------------------------------------------------------------------------------------------
Net lease receivables                                                Yen 398,854    Yen 425,762        $3,608,153
------------------------------------------------------------------------------------------------------------------

As of March 31, 2003, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:

                                                                   Thousands of
Years ending March 31                     Millions of Yen          U.S. Dollars
--------------------------------------------------------------------------------

2004                                         Yen 157,672            $1,336,203
2005                                             132,590             1,123,644
2006                                              98,457               834,381
2007                                              64,847               549,551
2008                                              26,907               228,026
2009 and thereafter                                5,692                48,237
--------------------------------------------------------------------------------
Total                                        Yen 486,165            $4,120,042
--------------------------------------------------------------------------------

Ricoh Leasing Company, Ltd. has also extended certain other types of loans as part of its business activity, which are primarily residential housing loans to individuals in Japan secured by the underlying real estate properties. Loan terms range from 15 years to 30 years with monthly repayments. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2002 and 2003 was Yen 48,975 million and Yen 50,531 million ($428,229 thousand), respectively. Loan activity for the years ended March 31, 2001, 2002 and 2003 is as follow:

                                                                                                   Thousands of
                                                                   Millions of Yen                 U.S. Dollars
                                                     ------------------------------------------- ----------------
                                                          2001          2002          2003             2003
-----------------------------------------------------------------------------------------------------------------
Extension of new loans                                 Yen 10,916     Yen 8,638    Yen 11,559           $97,958
Repayment of outstanding loans                              6,393         7,554         9,993            84,686
-----------------------------------------------------------------------------------------------------------------

Ricoh sold finance lease receivables with a pretax gain of Yen 175 million and Yen 225 million for the years ended March 31, 2001 and 2002, respectively, through securitization transactions. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh. Ricoh's retained interests are subordinate to the investor's interests. Their value is subject to credit and interest rate risk on the sold financial assets. The investors and Special Purpose Entities have no recourse to Ricoh's other assets for failure of debtors to pay.

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the years ended March 31, 2002 and 2003 were as follows:

                                                     2002               2003
--------------------------------------------------------------------------------

Expected credit losses                           0.75% - 1.35%     0.75% - 1.35%
Discount rate                                    0.89% - 3.00%     0.89% - 3.00%

--------------------------------------------------------------------------------

The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2003 are presented below.

                                                                                              Thousands of
                                                                      Millions of Yen         U.S. Dollars
                                                                    -------------------     ----------------
                                                                           2003                   2003
------------------------------------------------------------------------------------------------------------
Carrying value of retained interests (included in lease
   deposits and other in the consolidated balance sheet)                 Yen 10,596              $89,797
Expected credit losses:
   +10%                                                                         119                1,008
   +20%                                                                         237                2,008
Discount rate:
   +10%                                                                          47                  398
   +20%                                                                          86                  729
------------------------------------------------------------------------------------------------------------

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

The following table summarizes certain cash flows received from and paid to the Special Purpose Entities for all securitization activity for the years ended March 31, 2001, 2002 and 2003:

                                                                                                   Thousands of
                                                                   Millions of Yen                 U.S. Dollars
                                                     ------------------------------------------- ----------------
                                                          2001          2002          2003             2003
-----------------------------------------------------------------------------------------------------------------
Proceeds from new securitization                       Yen 29,869    Yen 25,000     Yen     -         $       -
Servicing fees received                                        32            39            37               314
Repurchases of delinquent or ineligible assets              3,277         5,138         5,750            48,729
-----------------------------------------------------------------------------------------------------------------

Amounts of delinquencies, net credit losses, and components of all receivables managed and securitized as of March 31, 2002 and 2003, and for the years then ended, are as follows:

                                                                              Millions of Yen
                                      ----------------------------------------------------------------------------------------------
                                                           2002                                            2003
                                      ---------------------------------------------   ----------------------------------------------
                                                          Principal                                        Principal
                                                          amount of                                        amount of
                                      Total principal    receivables                  Total principal     receivables
                                         amount of       4 months or     Net credit      amount of        4 months or     Net credit
                                        receivables     more past due      losses       receivables      more past due      losses
------------------------------------------------------------------------------------------------------------------------------------
Principal amount outstanding            Yen 491,791        Yen 977        Yen 3,937     Yen 504,252        Yen 1,175       Yen 3,893
    Less: receivables securitized           (80,011)                                        (64,917)
                                      -------------                                   -------------
Receivables held in portfolio           Yen 411,780                                     Yen 439,335
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                 Thousands of U.S. dollars
                                                                                      ----------------------------------------------
                                                                                                           2003
                                                                                      ----------------------------------------------
                                                                                                           Principal
                                                                                                           amount of
                                                                                      Total principal     receivables
                                                                                         amount of        4 months or     Net credit
                                                                                        receivables      more past due      losses
------------------------------------------------------------------------------------------------------------------------------------
Principal amount outstanding                                                             $4,273,322           $9,958         $32,992
    Less: receivables securitized                                                          (550,144)
                                                                                      -------------
Receivables held in portfolio                                                            $3,723,178
------------------------------------------------------------------------------------------------------------------------------------

5.   SECURITIES

Marketable securities and investment securities as of March 31, 2002 and 2003 consist of the following:

                                                                                                   Thousands of
                                                                          Millions of Yen          U.S. Dollars
                                                                   ----------------------------- ----------------
                                                                        2002          2003             2003
-----------------------------------------------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities                                     Yen 22,935       Yen 107         $    907
-----------------------------------------------------------------------------------------------------------------

Investment securities:
   Available-for-sale securities                                     Yen 23,337    Yen 64,602         $547,475
   Non-marketable equity securities                                       5,549         7,371           62,466
-----------------------------------------------------------------------------------------------------------------
                                                                     Yen 28,886    Yen 71,973         $609,941
-----------------------------------------------------------------------------------------------------------------

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2002 and 2003 are as follows:

                                                                       Millions of Yen
                         ----------------------------------------------------------------------------------------------------------
                                                2002                                                   2003
                         ---------------------------------------------------    ---------------------------------------------------
                                        Gross         Gross                                     Gross        Gross
                                      unrealized    unrealized                                unrealized   unrealized
                                       holding       holding        Fair                       holding      holding        Fair
                            Cost        gains         losses        value          Cost         gains        losses        value
-----------------------------------------------------------------------------------------------------------------------------------
Current:
 Corporate debt
  securities             Yen 21,338    Yen 1,205      Yen  12     Yen 22,531    Yen    107            -            -    Yen    107
 Other                          404            -            -            404             -            -            -             -
-----------------------------------------------------------------------------------------------------------------------------------
                         Yen 21,742    Yen 1,205      Yen  12     Yen 22,935    Yen    107            -            -    Yen    107
-----------------------------------------------------------------------------------------------------------------------------------
Non-current:
 Equity
  securities             Yen  7,457    Yen 6,025      Yen 469     Yen 13,013    Yen  6,328    Yen 5,148    Yen   519    Yen 10,957
 Corporate debt
  securities                     20            6            -             26        45,020            5          195        44,830
 Other                       10,612          205          519         10,298         9,459           10          654         8,815
-----------------------------------------------------------------------------------------------------------------------------------
                         Yen 18,089    Yen 6,236      Yen 988     Yen 23,337    Yen 60,807    Yen 5,163    Yen 1,368    Yen 64,602
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Thousands of U.S. Dollars
                                                                                ---------------------------------------------------
                                                                                                       2003
                                                                                ---------------------------------------------------
                                                                                                Gross        Gross
                                                                                              unrealized   unrealized
                                                                                               holding      holding       Fair
                                                                                   Cost         gains        losses       value
-----------------------------------------------------------------------------------------------------------------------------------
Current:
 Corporate debt
  securities                                                                    $     907             -            -    $      907
 Other                                                                                  -             -            -             -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                $     907             -            -    $      907
-----------------------------------------------------------------------------------------------------------------------------------
Non-current:
 Equity
  securities                                                                    $  53,628      $  43,627    $  4,399    $   92,856
 Corporate debt
  securities                                                                      381,525             42       1,652       379,915
 Other                                                                             80,161             85       5,542        74,704
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                $ 515,314      $  43,754    $ 11,593    $  547,475
-----------------------------------------------------------------------------------------------------------------------------------

The table presented in the preceding paragraph and other information in this note were restated to reflect the change in policy for short-term investments treated as cash equivalents (see Note 2 (e)).

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2003, regardless of their balance sheet classification, are as follows:

                                                           Millions of Yen           Thousands of U.S. Dollars
                                                     ---------------------------   -----------------------------
                                                         Cost       Fair value          Cost        Fair value
----------------------------------------------------------------------------------------------------------------
Due within one year                                    Yen    107   Yen    107       $     907      $     907
Due after one year through five years                      45,020       44,830         381,525        379,915
----------------------------------------------------------------------------------------------------------------
                                                       Yen 45,127   Yen 44,937       $ 382,432      $ 380,822
----------------------------------------------------------------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 66,778 million, Yen 24,568 million and Yen 24,513 million ($207,737 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

The gross realized gains on sales of available-for-sale securities were Yen 2,898 million for the year ended March 31, 2001, and there were no significant realized gains on sales of available-for-sale securities for the years ended March 31, 2002 and 2003. There were no significant realized losses on sales of available-for-sale securities for the three years ended March 31, 2003. The loss on securities of Yen 2,739 million and Yen 2,260 million ($19,153 thousand) for the years ended March 31, 2002 and 2003, respectively, were charged to other expense for declines in market value of available-for-sale securities where the decline was determined to be other than temporary.

In March 2000, the Company contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust fully administered and controlled by an independent bank trustee, with no cash proceeds thereon. The transfer of the available-for-sale securities was accounted for as a sale in accordance with SFAS No.125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" and accordingly the recorded pension liability was reduced by the fair market value amount of the transferred securities. The fair value of these securities at the time of contribution was Yen 20,760 million. The net unrealized gains on these available-for-sale securities amounting to Yen 13,095 million continues to be included in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets and will only be reflected in realized gains in the statements of income upon the future sale of the transferred securities by the trustee.

6.   INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Included in these companies is COCA-COLA WEST JAPAN COMPANY, LIMITED, a 21.1% owned affiliate. The common stock of this company is publicly traded. The carrying value of the investment in this company was equal to its underlying book value and amounted to Yen 37,529 million ($318,042 thousand) as of March 31, 2003. The quoted market value of this company was Yen 33,577 million ($284,551 thousand) as of March 31, 2003.

Ricoh's equity in the underlying net book values of the other 20% to 50% owned companies is approximately equal to their individual carrying values.

Summarized financial information for all affiliates as of March 31, 2002 and 2003 and for the years ended March 31, 2001, 2002 and 2003 is as follows:

                                                                                                    Thousands of
                                                                          Millions of Yen           U.S. Dollars
                                                                   -----------------------------  ----------------
FINANCIAL POSITION                                                        2002          2003              2003
------------------------------------------------------------------------------------------------------------------
Assets-
   Current assets                                                     Yen 122,974   Yen 124,156       $ 1,052,169
   Other assets                                                           141,148       139,357         1,180,992
------------------------------------------------------------------------------------------------------------------
                                                                      Yen 264,122   Yen 263,513       $ 2,233,161
------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' investment-
   Current liabilities                                                Yen  41,852   Yen  40,954       $   347,068
   Other liabilities                                                       13,972        13,176           111,661
   Shareholders' investment                                               208,298       209,383         1,774,432
------------------------------------------------------------------------------------------------------------------
                                                                      Yen 264,122   Yen 263,513       $ 2,233,161
------------------------------------------------------------------------------------------------------------------

                                                                                                    Thousands of
                                                                   Millions of Yen                  U.S. Dollars
                                                      ------------------------------------------  ----------------
OPERATIONS                                                2001            2002          2003              2003
------------------------------------------------------------------------------------------------------------------
Sales                                                 Yen 263,804     Yen 288,992   Yen 338,035       $ 2,864,703
Costs and expenses                                        254,137         277,950       327,139         2,772,364
------------------------------------------------------------------------------------------------------------------
Net income                                            Yen   9,667     Yen  11,042   Yen  10,896       $    92,339
------------------------------------------------------------------------------------------------------------------

The significant transactions of Ricoh with these affiliates for the years ended March 31, 2001, 2002 and 2003, and the related account balances at March 31, 2002 and 2003 are summarized as follows:

                                                                                                    Thousands of
                                                                   Millions of Yen                  U.S. Dollars
                                                      ------------------------------------------  ----------------
                                                          2001           2002           2003             2003
------------------------------------------------------------------------------------------------------------------
Transactions-
   Sales                                               Yen 20,952     Yen 25,413     Yen 26,510       $ 224,661
   Purchases                                               13,673         15,584         19,808         167,864
   Dividend income                                          1,008          1,133          1,236          10,475
------------------------------------------------------------------------------------------------------------------

Unrealized profits regarding the above transactions were eliminated in the consolidated financial statements.

                                                                                              Thousands of
                                                                        Millions of Yen       U.S. Dollars
                                                                     --------------------    --------------
                                                                        2002       2003           2003
-----------------------------------------------------------------------------------------------------------
Account balances-
   Receivables                                                       Yen 8,513  Yen 6,434       $ 54,525
   Payables                                                              2,858      1,604         13,593
-----------------------------------------------------------------------------------------------------------

As of March 31, 2003, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of Yen 38,913 million ($329,771 thousand).

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization is as follow:

                                                               Millions of Yen
                                --------------------------------------------------------------------------------
                                                    2002                                   2003
                                --------------------------------------------------------------------------------
                                   Gross                       Net        Gross                        Net
                                  carrying    Accumulated    carrying    carrying      Accumulated   carrying
                                   amount    amortization     amount      amount      amortization    amount
 ---------------------------------------------------------------------------------------------------------------
Other intangible assets
 subject to amortization:
  Software                       Yen 20,956   Yen (7,315)   Yen 13,641   Yen 31,764   Yen (12,763)  Yen 19,001
  Trade name and
   customer base                     14,427       (1,897)       12,530       13,463        (3,217)      10,246
  Other                              12,843       (3,217)        9,626       13,633        (4,192)       9,441
                                ---------------------------------------  ---------------------------------------
  Total                              48,226      (12,429)       35,797       58,860       (20,172)      38,688

Other intangible assets
 not subject to
 amortization                                                    1,801                                   1,332
                                                        ---------------                             ------------
Total other intangible
 assets                                                     Yen 37,598                              Yen 40,020
----------------------------------------------------------------------------------------------------------------

                                                                                 Thousands of U.S. Dollars
                                                                         ---------------------------------------
                                                                                          2003
                                                                         ---------------------------------------
                                                                           Gross                        Net
                                                                          carrying     Accumulated    carrying
                                                                           amount     amortization     amount
----------------------------------------------------------------------------------------------------------------
Other intangible assets
 subject to amortization:
  Software                                                               $ 269,186    $ (108,161)     $ 161,025
  Trade name and
   customer base                                                           114,094       (27,263)        86,831
  Other                                                                    115,534       (35,525)        80,009
                                                                         ---------------------------------------
  Total                                                                    498,814      (170,949)       327,865

Other intangible assets
 not subject to
 amortization                                                                                            11,288
                                                                                                      ----------
Total other intangible
 assets                                                                                               $ 339,153
----------------------------------------------------------------------------------------------------------------

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2003 was Yen 6,993 million ($59,263 thousand). The future amortization expense for each of the five years relating to intangible assets currently recorded in the consolidated balance sheets is estimated to be the following at March 31, 2003:

                                                                   Thousands of
Years ending March 31                         Millions of Yen      U.S. Dollars
--------------------------------------------------------------------------------
       2004                                       Yen 8,140             $68,983
       2005                                           6,985              59,195
       2006                                           5,451              46,195
       2007                                           3,243              27,483
       2008                                           1,993              16,890
--------------------------------------------------------------------------------

The changes in the carrying amounts of goodwill for the year ended March 31, 2003, were as follows:

                                                                   Thousands of
                                              Millions of Yen      U.S. Dollars
                                            -------------------   --------------
                                                   2003                2003
--------------------------------------------------------------------------------

Balance at beginning of year                     Yen 29,687            $251,585
Goodwill acquired during the year                     1,176               9,966
Foreign exchange impact                              (2,754)            (23,339)
--------------------------------------------------------------------------------
Balance at end of year                           Yen 28,109            $238,212
--------------------------------------------------------------------------------

As of March 31, 2003, all carrying value of goodwill was allocated to office equipment segment.

The following table reconciles previously reported net income and net income per share for the years ended March 31, 2001 and 2002, as if the provisions of SFAS 142 had been in effect.

                                                            Millions of Yen
                                                      --------------------------
                                                         2001           2002
--------------------------------------------------------------------------------
Net income:
    Reported net income                               Yen 53,228     Yen 61,614
       Goodwill amortization                                 736          2,514
--------------------------------------------------------------------------------
    Adjusted net income                                   53,964         64,128
--------------------------------------------------------------------------------

                                                                 Yen
                                                      --------------------------
Net income per share:
    Reported net income per share - basic             Yen  76.85     Yen  88.27
       Goodwill amortization                                1.06           3.60
--------------------------------------------------------------------------------
    Adjusted net income per share - basic                  77.91          91.87
--------------------------------------------------------------------------------

    Reported net income per share - diluted                71.02          82.46
       Goodwill amortization                                0.98           3.34
--------------------------------------------------------------------------------
    Adjusted net income per share - diluted                72.00          85.80
--------------------------------------------------------------------------------

8.   INCOME TAXES

Income before income taxes, minority interests and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2001, 2002 and 2003 are as follows:

                                                                                                 Thousands of
                                                                  Millions of Yen                U.S. Dollars
                                                       --------------------------------------  ----------------
                                                          2001          2002          2003           2003
---------------------------------------------------------------------------------------------------------------
Income before income taxes, minority interests
  and equity in earnings of affiliates-
     Domestic                                          Yen 77,820   Yen  95,723   Yen  84,946     $   719,881
     Foreign                                               19,945        18,227        38,524         326,475
---------------------------------------------------------------------------------------------------------------
                                                       Yen 97,765   Yen 113,950   Yen 123,470     $ 1,046,356
---------------------------------------------------------------------------------------------------------------
Provision for income taxes-
   Current:
     Domestic                                          Yen 45,684   Yen  43,564   Yen  50,103     $   424,602
     Foreign                                                7,822         8,801        13,080         110,847
---------------------------------------------------------------------------------------------------------------
                                                           53,506        52,365        63,183         535,449
---------------------------------------------------------------------------------------------------------------
   Deferred:
     Domestic                                             (10,380)       (3,524)       (9,043)        (76,636)
     Foreign                                                  386         2,306        (2,156)        (18,271)
---------------------------------------------------------------------------------------------------------------
                                                           (9,994)       (1,218)      (11,199)        (94,907)
---------------------------------------------------------------------------------------------------------------
Consolidated provision for income taxes                Yen 43,512   Yen  51,147   Yen  51,984     $   440,542
---------------------------------------------------------------------------------------------------------------

Total income taxes are allocated as follows:

                                                                                                 Thousands of
                                                                  Millions of Yen                U.S. Dollars
                                                       --------------------------------------  ----------------
                                                          2001          2002          2003           2003
---------------------------------------------------------------------------------------------------------------
Provision for income taxes                             Yen 43,512   Yen  51,147   Yen  51,984     $   440,542

Shareholders' investment:
   Foreign currency translation adjustments                (1,252)        2,062          (826)         (7,000)
   Unrealized gains (losses) on securities                    629          (582)       (1,130)         (9,576)
   Unrealized losses on derivatives                             -          (146)           (9)            (76)
   Minimum pension liability adjustment                   (15,818)      (11,760)      (30,811)       (261,110)
---------------------------------------------------------------------------------------------------------------
                                                       Yen 27,071   Yen  40,721   Yen  19,208     $   162,780
---------------------------------------------------------------------------------------------------------------

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax approximately 10%, which in the aggregate resulted in the normal statutory tax rate of approximately 42%. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2001, 2002 and 2003 as a result of the following:

                                                                            2001    2002    2003
 ===============================================================================================
 Normal tax rate                                                             42%     42%     42%
 Nondeductible expenses                                                       2       1       1
 Tax benefits not recognized on operating losses of certain consolidated
    subsidiaries                                                              0       3       3
 Utilization of net operating loss carryforward not previously recognized    (2)     (0)     (4)
 Tax credit for increased research and development expense                   (0)     (0)     (1)
 Effect of change in enacted tax rate                                        --      --       2
 Other, net                                                                   3      (1)     (1)
 -----------------------------------------------------------------------------------------------
 Effective tax rate                                                          45%     45%     42%
 ===============================================================================================

Nondeductible expenses include directors' bonuses and entertainment expenses.

Based on an enacted change in the Japanese tax laws in March, 2003, the normal statutory tax rate will be reduced to approximately 40% effective April 1, 2004, and such rate has been used in calculating the future expected tax effects of temporary differences and carryforwards that will be realized or settled after March 31, 2004.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred income tax assets and liabilities as of March 31, 2002 and 2003 are as follows:

                                                                                                    Thousands of
                                                                          Millions of Yen           U.S. Dollars
                                                                      ------------------------     --------------
                                                                         2002          2003             2003
 ================================================================================================================
 Assets:

    Accrued expenses                                                   Yen 17,866    Yen 26,184      $   221,898
    Depreciation                                                            4,640         4,014           34,017
    Accrued pension and severance costs                                    41,523        84,230          713,814
    Net operating loss carryforwards                                       19,080        13,839          117,280
    Other                                                                  28,222        31,460          266,610
 ----------------------------------------------------------------------------------------------------------------
                                                                          111,331       159,727        1,353,619
    Less- Valuation allowance                                             (11,300)       (9,193)         (77,907)
 ----------------------------------------------------------------------------------------------------------------
                                                                      Yen 100,031   Yen 150,534       $1,275,712
 ================================================================================================================
 Liabilities:

    Sales-type leases                                                 Yen  (4,964)  Yen  (7,112)      $  (60,271)
    Undistributed earnings of foreign subsidiaries and
      affiliates                                                          (12,291)      (12,801)        (108,483)
    Net unrealized holding gains on available-for-sale
      securities                                                           (8,932)       (8,957)         (75,907)
    Other                                                                  (9,757)      (11,361)         (96,280)
 ----------------------------------------------------------------------------------------------------------------
                                                                      Yen (35,944)  Yen (40,231)       $(340,941)
 ================================================================================================================
 Net deferred tax assets                                              Yen  64,087   Yen 110,303        $ 934,771
 ================================================================================================================

Net deferred tax assets as of March 31, 2002 and 2003 are included in the consolidated balance sheets as follows:

                                                                                                 Thousands of
                                                                       Millions of Yen           U.S. Dollars
                                                                   -----------------------      --------------
                                                                      2002          2003             2003
 =============================================================================================================
 Deferred income taxes and other (Current Assets)                  Yen 35,508    Yen  41,993        $ 355,873
 Lease deposits and other (Non-current Assets)                         59,732         99,204          840,712
 Accrued expenses and other (Current Liabilities)                        (561)          (241)          (2,043)
 Deferred income taxes (Long-Term Liabilities)                        (30,592)       (30,653)        (259,771)
 --------------------------------------------------------------------------------------------------------------
                                                                   Yen 64,087    Yen 110,303        $ 934,771
 ==============================================================================================================

The net changes in the total valuation allowance for the years ended March 31, 2001, 2002 and 2003 were increases of Yen 246 million, Yen 2,897 million and decrease of Yen 2,107 million ($17,856 thousand), respectively.

In assessing the realizability of deferred tax assets, Ricoh considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Ricoh considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, Ricoh believes it is more likely than not that the benefits of these deductible differences, net of the existing valuation allowance will be realized. The amount of the deferred tax asset considered realizable, however, would be reduced if estimates of future taxable income during the carryforward period are reduced.

As of March 31, 2003, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately Yen 36,434 million ($308,763 thousand) which were available to reduce future income taxes, if any. Approximately Yen 26,225 million ($222,246 thousand) of the operating losses expire within a five-year period while the remainder principally have an indefinite carryforward period.

9.   SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2002 and 2003 consist of the following:

                                             Weighted average                                  Thousands of
                                              interest rate            Millions of Yen         U.S. Dollars
                                           --------------------    -----------------------    --------------
                                             2002        2003         2002          2003           2003
 ===========================================================================================================
 -----------------------------------------------------------------------------------------------------------

 Borrowings, principally from banks          1.3%        1.8%      Yen 103,784   Yen 28,258      $239,474
 Commercial paper                            1.5         0.9            57,310       56,220       476,441
 -----------------------------------------------------------------------------------------------------------
                                                                   Yen 161,094   Yen 84,478      $715,915
 ===========================================================================================================

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing, and hold the issuing programs of commercial paper and medium-term notes. The unused lines of credit amounted to Yen 580,785 million and Yen 613,884 million ($5,202,407 thousand) as of March 31, 2002 and 2003, respectively, of which Yen 194,658 million and Yen 234,704 million ($1,989,017 thousand) related to commercial paper and Yen 147,388 million and Yen 144,280 million ($1,222,712 thousand) related to medium-term notes programs at prevailing interest rates.

10.  LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2002 and 2003 consists of the followings:

                                                              Conversion                                    Thousands of
                                                                price             Millions of Yen           U.S. Dollars
                                                            --------------    -----------------------      --------------
                                                              (Per share)       2002          2003              2003
 ========================================================================================================================
 Convertible bonds-
    0.35%, payable in yen, due March 2003                    Yen 1,210.00  Yen  29,886    Yen       -        $       -
    0.4%, payable in yen, due September 2002 issued
      by a consolidated subsidiary                               1,594.40        4,163              -                -
 ------------------------------------------------------------------------------------------------------------------------
          Total convertible bonds                                               34,049              -                -
 ------------------------------------------------------------------------------------------------------------------------
 Bonds-
    2.075%, straight bonds, payable in yen,
      due April 2005                                                            40,000         40,000          338,983
    0.87%, straight bonds, payable in yen,
      due March 2007                                                            35,000         35,000          296,610
    1.34%, straight bonds, payable in yen,
      due March 2009                                                            25,000         25,000          211,864
    0.9%, straight bonds, payable in yen, due June
      2003 issued by a consolidated subsidiary                                   5,000          5,000           42,373
    1.1%, straight bonds, payable in yen,
      due February 2004 issued by a consolidated
      subsidiary                                                                10,000          9,910           83,983
    1.17%, straight bonds, payable in yen, due June
      2004 issued by a consolidated subsidiary                                  10,000         10,000           84,746
    0.73%, straight bonds, payable in yen, due June
      2006 issued by a consolidated subsidiary                                  10,000         10,000           84,746
    0.7%, straight bonds, payable in yen, due June
      2007 issued by a consolidated subsidiary                                       -         10,000           84,746
    2.1%, straight bonds, payable in yen,
      due October 2009 issued by a consolidated
      subsidiary                                                                10,000         10,000           84,746
    Medium-term notes, 0.21% weighted average, due
      through 2005 issued by a consolidated
      subsidiary                                                                39,162         24,000          203,389
 ------------------------------------------------------------------------------------------------------------------------
          Total bonds                                                          184,162        178,910        1,516,186
 ------------------------------------------------------------------------------------------------------------------------
 Unsecured loans-
    Banks and insurance companies,
      1.62% weighted average, due through 2011                                 170,537        210,042        1,780,017
 ------------------------------------------------------------------------------------------------------------------------
 Secured loans-
    Banks, insurance companies and other financial
      institution,
      1.45% weighted average, due through 2020                                   4,799          2,553           21,636
 ------------------------------------------------------------------------------------------------------------------------
 Capital lease obligations (see Note 2(j))                                       3,113          4,237           35,907
 ------------------------------------------------------------------------------------------------------------------------
          Total                                                                396,660        395,742        3,353,746
 SFAS 133 fair value adjustment                                                  3,649          4,395           37,246
 Less- Current maturities included in
    current liabilities                                                        (67,314)       (54,235)        (459,619)
 ------------------------------------------------------------------------------------------------------------------------
                                                                           Yen 332,995    Yen 345,902       $2,931,373
 ------------------------------------------------------------------------------------------------------------------------

Secured loans are collateralized by land, buildings and lease receivables with a book value of Yen 8,432 million ($71,458 thousand) as of March 31, 2003.

All bonds outstanding as of March 31, 2003 are redeemable at the option of Ricoh at 100% of the principal amounts under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh presently is in compliance with such covenants as of March 31, 2003.

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

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2003 are as follows:

                                                                    Thousands of
 Years ending March 31                         Millions of Yen      U.S. Dollars
 ===============================================================================
 2004                                            Yen  54,482        $   461,712
 2005                                                 85,966            728,525
 2006                                                125,776          1,065,898
 2007                                                 56,027            474,805
 2008                                                 27,236            230,814
 2009 and thereafter                                  46,255            391,992
 -------------------------------------------------------------------------------
 Total                                           Yen 395,742         $3,353,746
 ===============================================================================

11.  PENSION AND RETIREMENT ALLOWANCES PLANS

The Company and certain of its subsidiaries have various trusted contributory and noncontributory employees pension fund plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. Under the terms of the domestic employer pension fund ("EPF") plan, the government mandated welfare pension insurance benefit is included and commingled with the primary corporate benefit provided by Ricoh. The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination. These contributory and non contributory plans are funded in conformity with governmental regulations which basically require an employer to contribute the unfunded benefit over 20 years. The plan assets consist principally of interest-bearing bonds and listed equity securities.

The changes in the benefit obligation and plan assets of the defined benefit plans for the years ended March 31, 2002 and 2003 are as follows:

                                                                                                   Thousands of
                                                                           Millions of Yen         U.S. Dollars
                                                                      ------------------------    --------------
                                                                         2002          2003            2003
 ===============================================================================================================
 Change in benefit obligation:
      Benefit obligation at beginning of year                         Yen 424,176   Yen 452,562     $ 3,835,271
      Service cost                                                         15,636        16,943         143,585
      Interest cost                                                        13,693        14,292         121,119
      Plan participants' contributions                                      1,585         1,105           9,364
      Amendments                                                                -       (10,924)        (92,576)
      Actuarial loss                                                        8,309        64,852         549,593
      Settlement                                                           (3,005)       (2,009)        (17,026)
      Benefits paid                                                       (12,558)      (13,197)       (111,839)
      Foreign exchange impact                                               4,726        (1,349)        (11,432)
 ---------------------------------------------------------------------------------------------------------------
      Benefit obligation at end of year                               Yen 452,562   Yen 522,275     $ 4,426,059
 ===============================================================================================================
 Change in plan assets:
      Fair value of plan assets at beginning of year                  Yen 274,323   Yen 268,377     $ 2,274,381
      Actual return on plan assets                                        (11,715)      (36,838)       (312,186)
      Employer contribution                                                12,680        14,281         121,026
      Plan participants' contributions                                      1,585         1,105           9,364
      Settlement                                                           (2,858)       (1,636)        (13,864)
      Benefits paid                                                        (9,767)       (9,246)        (78,356)
      Foreign exchange impact                                               4,129          (697)         (5,907)
 ---------------------------------------------------------------------------------------------------------------
      Fair value of plan assets at end of year                        Yen 268,377   Yen 235,346     $ 1,994,458
 ===============================================================================================================
 Funded status                                                        Yen(184,185)  Yen(286,929)    $(2,431,601)
 Unrecognized net actuarial loss                                          143,448       245,632       2,081,627
 Unrecognized prior service cost                                                -       (10,081)        (85,432)
 Unrecognized net asset at transition, net of amortization                 (2,953)       (2,414)        (20,458)
 ---------------------------------------------------------------------------------------------------------------
      Net amount recognized                                           Yen (43,690)  Yen (53,792)    $  (455,864)
 ===============================================================================================================
 Amounts recognized in the balance sheets consist of:

      Prepaid benefit cost                                            Yen   1,262   Yen      61     $       517
      Accrued benefit liability                                          (113,685)     (207,948)     (1,762,271)
      Intangible assets                                                         -           199           1,687
      Accumulated other comprehensive income, gross of tax                 68,733       153,896       1,304,203
 ---------------------------------------------------------------------------------------------------------------
      Net amount recognized                                           Yen (43,690)  Yen (53,792)    $  (455,864)
 ===============================================================================================================

                                                                             2002                  2003
 ---------------------------------------------------------------------------------------------------------------
 Weighted-average assumptions:
      Discount rate                                                          3.3%                  2.6%
      Rate of increase in compensation levels                                3.4%                  3.4%
      Expected long-term rate of return on plan assets                       4.8%                  3.6%
 ===============================================================================================================

The Japanese domestic plans represents approximately 88% of the above total projected benefit obligation as of March 31, 2003. The weighted-average discount rate, rate of increase in compensation and expected long-term rate of return on plan assets of the domestic pension plans were 3.0%, 3.3% and 4.4%, respectively, for the year ended March 31, 2002 and 2.2%, 3.4% and 2.9%, respectively, for the year ended March 31, 2003.

The net periodic benefit costs of the defined benefit plans for the three years ended March 31, 2003 consisted of the following components:

                                                                                      Thousands of
                                                         Millions of Yen              U.S. Dollars
                                            ---------------------------------------  --------------
                                               2001           2002          2003            2003
 ==================================================================================================
 Service costs                              Yen 15,449     Yen 15,636     Yen 16,943      $143,585
 Interest costs                                 11,706         13,693         14,292       121,119
 Expected return on plan assets                (13,410)       (13,031)        (9,763)      (82,737)
 Net amortization                                1,123          4,707          5,081        43,059
 Settlement loss                                     -            183            (35)         (297)
 --------------------------------------------------------------------------------------------------
 Net periodic benefit cost                  Yen 14,868     Yen 21,188     Yen 26,518      $224,729
 ==================================================================================================

In accordance with the provisions of SFAS 87, Ricoh has recorded an adjustment for minimum pension liability at March 31, 2002 and 2003. This liability represents the excess of the accumulated benefit obligations over the fair value of plan assets and severance costs already recognized before recording the minimum pension liability. This excess is primarily attributable to a substantial reduction in the discount rate used in pension calculation and loss on plan assets. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income (loss), net of tax.

The projected benefit obligations, accumulated benefit obligations, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were Yen 335,517 million, Yen 280,930 million and Yen 208,712 million, respectively, as of March 31, 2002 and Yen 453,956 million ($3,847,085 thousand), Yen 387,481 million ($3,283,737 thousand) and
Yen 218,058 million ($1,847,949 thousand), respectively, as of March 31, 2003.

Employees of certain domestic subsidiaries not covered by the EPF plan and directors of the Company are primarily covered by unfunded retirement allowances plans. The payments to directors are subject to shareholders' approval.

As noted above, the domestic EPF plan is composed of (1) a corporate defined benefit portion established by Ricoh and (2) a substitutional portion based on benefits prescribed by the government (similar to social security benefits in the United States). Ricoh has been exempted from contributing to the Japanese Pension Insurance ("JPI") program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through an EPF arrangement. The plan assets of the EPF are invested and managed as a single portfolio for the entire EPF and are not separately attributed to the substitutional and corporate portions. The substitutional portion represents approximately 39% of the total projected benefit obligation of the EPF as of March 31, 2003. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the EPF to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to JPI, and the

Japanese government would be responsible for all benefit payments. The corporate portion of the EPF would continue to exist exclusively as a corporate defined benefit pension plan. In this regard, Ricoh has elected to transfer the substitutional portion of its EPF to the government. The process of separating the substitutional portion from the corporate portion includes several phases. In January 2003, Ricoh received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF and is proceeding with the remaining steps to effectuate the transfer which is presently expected to be completed by the end of calendar year 2003. Ricoh will account for the transfer in accordance with EITF 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Accordingly, there has been no effect on Ricoh's consolidated financial statements for the fiscal year ended March 31, 2003. The aggregate effect of this separation will be determined based on the Company's total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. Based on the Company's current estimates as to the total amount of such pension benefits obligation and the amount of plan assets required to be transferred, Ricoh's management does not presently expect that this separation will have a significant effect on Ricoh's financial condition or results of operation. However, the final amount of the impact could be significantly different depending on any change in the amounts of the pension benefit obligation or plan assets to be transferred.

12.  SHAREHOLDERS' INVESTMENT

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of the legal reserve and additional paid-in capital equals 25% of common stock. Legal reserves included in retained earnings as of March 31, 2002 and 2003 was Yen 16,815 million and Yen 16,903 million ($143,246 thousand), respectively, and are restricted from being used as dividends.

Semiannual cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the general meeting to be held on June 26, 2003, the shareholders will be asked to approve the declaration of a cash dividend (Yen 7 per share) on the common stock totaling Yen 5,198 million ($44,051 thousand), which will be paid to shareholders of record as of March 31, 2003. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2003.

The Japanese Commercial Code provides that at least one-half of the proceeds from shares issued is included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock between common stock and additional paid-in capital.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company's non-consolidated books and amounted to Yen 268,687 million ($2,277,008 thousand) as of March 31, 2003.

The Japanese Commercial Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors up to the limitation approved by the shareholders. On June 27, 2002, the shareholders of the Company approved to purchase treasury stock up to 8 million shares for a maximum total cost of Yen 20,000 million during the period up to the resolution of next Ordinary General

Shareholders' Meeting which would be held on June 26, 2003. In accordance with this approval, the Company repurchased 8 million shares and retired 7 million shares during the year ended March 31, 2003. The retirement of common stock reduced retained earnings during the year ended March 31, 2003 by Yen 13,328 million ($112,949 thousand).

13. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

                                                                                      Millions of Yen
                                                                        ------------------------------------------
                                                                          Before-tax       Tax        Net-of-tax
                                                                           amount        expense        amount
==================================================================================================================
2001:
     Foreign currency translation adjustments                           Yen  (2,992)  Yen   1,252    Yen  (1,740)
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year             (3,440)       (1,842)        (5,282)
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                             (2,898)        1,213         (1,685)
     Net unrealized gains (losses)                                           (6,338)         (629)        (6,967)
     Minimum pension liability adjustment                                   (37,797)       15,818        (21,979)
------------------------------------------------------------------------------------------------------------------
     Other comprehensive income (loss)                                  Yen (47,127)  Yen  16,441    Yen (30,686)
==================================================================================================================
2002:
     Foreign currency translation adjustments                           Yen   8,578   Yen  (2,062)   Yen   6,516
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year             (4,212)        1,781         (2,431)
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                              2,864        (1,199)         1,665
     Net unrealized gains (losses)                                           (1,348)          582           (766)
     Unrealized losses on derivatives:
       Cumulative effect of accounting change                                (3,206)        1,342         (1,864)
       Unrealized holding gains (losses) arising during the year              2,061          (871)         1,190
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                                792          (325)           467
     Net unrealized gains (losses)                                             (353)          146           (207)
     Minimum pension liability adjustment                                   (27,891)       11,760        (16,131)
------------------------------------------------------------------------------------------------------------------
     Other comprehensive income (loss)                                  Yen (21,014)  Yen  10,426    Yen (10,588)
==================================================================================================================
2003:
     Foreign currency translation adjustments                           Yen     181   Yen     826    Yen   1,007
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year             (5,348)        2,065         (3,283)
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                              2,234          (935)         1,299
     Net unrealized gains (losses)                                           (3,114)        1,130         (1,984)
     Unrealized losses on derivatives:
       Unrealized holding gains (losses) arising during the year               (634)          277           (357)
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                                654          (268)           386
     Net unrealized gains (losses)                                               20             9             29
     Minimum pension liability adjustment                                   (80,220)       30,811        (49,409)

                                                                                    Millions of Yen
                                                                      --------------------------------------------
                                                                        Before-tax        Tax        Net-of-tax
                                                                          amount        expense        amount
==================================================================================================================
     Other comprehensive income (loss)                                 Yen  (83,133)  Yen  32,776    Yen (50,357)
==================================================================================================================

                                                                               Thousands of U.S. Dollars
                                                                      --------------------------------------------
                                                                       Before-tax         Tax        Net-of-tax
                                                                         amount         expense        amount
------------------------------------------------------------------------------------------------------------------
2003:
     Foreign currency translation adjustments                           $     1,534    $    7,000    $     8,534
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year            (45,322)       17,500        (27,822)
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                             18,932        (7,924)        11,008
     Net unrealized gains (losses)                                          (26,390)        9,576        (16,814)
     Unrealized losses on derivatives:
       Unrealized holding gains (losses) arising during the year             (5,373)        2,348         (3,025)
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                              5,542        (2,271)         3,271
     Net unrealized gains (losses)                                              169            77            246
     Minimum pension liability adjustment                                  (679,830)      261,110       (418,720)
------------------------------------------------------------------------------------------------------------------
     Other comprehensive income (loss)                                  $  (704,517)   $  277,763    $  (426,754)
==================================================================================================================


Changes in accumulated other comprehensive income (loss) are as follows:

                                                                Millions of Yen
                               -----------------------------------------------------------------------------------
                                                                                                      Total
                                   Foreign                                          Minimum        Accumulated
                                   currency       Unrealized      Unrealized        pension           other
                                 translation       gains on       losses on        liability      comprehensive
                                 adjustments      securities     derivatives      adjustment      income (loss)
==================================================================================================================
2001:
     Beginning balance           Yen (19,801)     Yen 18,299               -    Yen    (1,600)     Yen  (3,102)
     Change during the year           (1,740)         (6,967)              -          (21,979)         (30,686)
------------------------------------------------------------------------------------------------------------------
     Ending balance              Yen (21,541)     Yen 11,332               -    Yen   (23,579)     Yen (33,788)
==================================================================================================================
2002:
     Beginning balance           Yen (21,541)     Yen 11,332        Yen    -    Yen   (23,579)     Yen (33,788)
     Cumulative effect of
       accounting change                   -               -          (1,864)               -           (1,864)
     Change during the year            6,516            (766)          1,657          (16,131)          (8,724)
------------------------------------------------------------------------------------------------------------------
     Ending balance              Yen (15,025)     Yen 10,566        Yen (207)   Yen   (39,710)     Yen (44,376)
==================================================================================================================
2003:
     Beginning balance           Yen (15,025)     Yen 10,566        Yen (207)   Yen   (39,710)     Yen (44,376)
     Change during the year            1,007          (1,984)             29          (49,409)         (50,357)
------------------------------------------------------------------------------------------------------------------
     Ending balance              Yen (14,018)     Yen  8,582        Yen (178)   Yen   (89,119)     Yen (94,733)
==================================================================================================================
                                                           Thousands of U.S. Dollars
                               -----------------------------------------------------------------------------------
2003:
     Beginning balance             $(127,331)        $89,543         $(1,754)       $(336,526)       $(376,068)

     Change during the year            8,534         (16,814)            246         (418,720)        (426,754)
------------------------------------------------------------------------------------------------------------------
     Ending balance                $(118,797)        $72,729         $(1,508)       $(755,246)       $(802,822)
==================================================================================================================

14. PER SHARE DATA

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

The following table sets forth the computation of basic and diluted earnings per share showing the reconciliation of the numerators and denominators used for the computation.

                                                                 Thousands of shares
                                                     -------------------------------------------
                                                        2001          2002          2003
------------------------------------------------------------------------------------------------
Weighted average common shares outstanding            692,617       698,025       726,660

Effect of dilutive securities:
   Convertible bonds-
      1.8%, payable in yen, due March 2002              1,636           997             -
      1.5%, payable in yen, due March 2002             33,070        28,195             -
      0.35%, payable in yen, due March 2003            24,703        24,699        23,250
------------------------------------------------------------------------------------------------
Diluted common shares outstanding                     752,026       751,916       749,910
================================================================================================

                                                                                                   Thousands of
                                                                   Millions of Yen                 U.S. Dollars
                                                     ------------------------------------------- --------------
                                                        2001          2002          2003             2003
---------------------------------------------------------------------------------------------------------------
Net income applicable to common shareholders       Yen 53,228   Yen  61,614    Yen 72,513              $614,517

Effect of dilutive securities:
   Convertible bonds-
      1.8%, payable in yen, due March 2002                 14            10             -                     -
      1.5%, payable in yen, due March 2002                295           258             -                     -
      0.35%, payable in yen, due March 2003               119           119            86                   729
      Other                                              (249)            -             -                     -
---------------------------------------------------------------------------------------------------------------
Diluted net income                                 Yen 53,407   Yen  62,001    Yen 72,599              $615,246
---------------------------------------------------------------------------------------------------------------

                                                                         Yen                       U.S. Dollars
                                                     ------------------------------------------- --------------
Earnings per share:
      Basic                                        Yen  76.85   Yen   88.27    Yen  99.79                 $0.85
      Diluted                                           71.02         82.46         96.81                  0.82
===============================================================================================================

15. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2002 and 2003 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2002 and 2003 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 149 million ($1,263 thousand) of the balance of accumulated other comprehensive loss as of March 31, 2003.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statement of income.

16. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2003, Ricoh had outstanding contractual commitments for acquisition or construction of plant, equipment and other assets aggregating Yen 2,234 million ($18,932 thousand).

As of March 31, 2003, Ricoh was also contingently liable as guarantor for employees' housing loans of Yen 461 million ($3,907 thousand).

Ricoh made rental payments totaling Yen 39,956 million, Yen 46,426 million and Yen 50,218 million ($425,576 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, under operating lease agreements for office space and machinery and equipment, which are primarily cancelable and renewable.

As of March 31, 2003, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

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

(C) INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current rate for similar instruments of comparable maturity.

(D) LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E) INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F) FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2002 and 2003 is summarized as follows:

                                                    Millions of Yen                      Thousands of U.S. Dollars
                                  ----------------------------------------------------- ----------------------------
                                            2002                       2003                         2003
                                  -------------------------- -------------------------- ----------------------------
                                    Carrying    Estimated      Carrying    Estimated       Carrying     Estimated
                                     Amount     Fair Value      Amount     Fair Value       Amount      Fair Value
--------------------------------------------------------------------------------------------------------------------
Marketable securities and        Yen   51,821 Yen   51,821   Yen  72,080  Yen  72,080    $    610,847  $    610,847
   Investment securities
Installment loans                      48,975       49,319        50,531       50,783         428,229       430,364
Long-term indebtedness               (332,995)    (337,670)     (345,902)    (351,305)     (2,931,373)   (2,977,161)
Interest rate swap agreements, net      4,081        4,081         3,985        3,985          33,771        33,771
Foreign currency contracts, net        (8,304)      (8,304)         (594)        (594)         (5,034)       (5,034)
Foreign currency options, net            (314)        (314)         (466)        (466)         (3,949)       (3,949)

--------------------------------------------------------------------------------------------------------------------

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 2.

Ricoh's operating segments are comprised of office equipment, including copiers and related supplies, communications and information systems, and others, including optical equipment and electronic devices.

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the three years in the period ended March 31, 2003.

(A) OPERATING SEGMENT INFORMATION

                                                                                               Thousands of
                                                              Millions of Yen                  U.S. Dollars
                                             -----------------------------------------------  --------------
                                                   2001            2002            2003            2003
============================================================================================================
Sales-
    Office equipment                          Yen 1,338,374   Yen 1,485,389   Yen 1,520,574     $12,886,220
    Other                                           205,095         190,815         220,539       1,868,975
    Intersegment transaction                         (5,207)         (3,864)         (2,755)        (23,348)
------------------------------------------------------------------------------------------------------------
    Consolidated                              Yen 1,538,262   Yen 1,672,340   Yen 1,738,358     $14,731,847
============================================================================================================
Operating Expenses-
    Office equipment                          Yen 1,195,834   Yen 1,304,079   Yen 1,329,776     $11,269,288
    Other                                           191,909         187,424         222,772       1,887,898
    Intersegment transaction                         (5,218)         (3,893)         (2,726)        (23,102)
    Unallocated expense                              50,632          55,035          54,882         465,102
------------------------------------------------------------------------------------------------------------
    Consolidated                              Yen 1,433,157   Yen 1,542,645   Yen 1,604,704     $13,599,186
============================================================================================================
Operating Income-
    Office equipment                            Yen 142,540     Yen 181,310     Yen 190,798      $1,616,932
    Other                                            13,186           3,391          (2,233)        (18,924)
    Elimination                                     (50,621)        (55,006)        (54,911)       (465,347)
------------------------------------------------------------------------------------------------------------
    Consolidated                                Yen 105,105     Yen 129,695     Yen 133,654      $1,132,661
============================================================================================================
Other Expenses                                   Yen (7,340)    Yen (15,745)    Yen (10,184)       $(86,305)
------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority
   Interests and Equity in Earnings of
   Affiliates                                    Yen 97,765     Yen 113,950     Yen 123,470      $1,046,356
============================================================================================================

CAPTION>
                                                                                               Thousands of
                                                              Millions of Yen                  U.S. Dollars
                                             -----------------------------------------------  --------------
                                                   2001            2002            2003            2003
============================================================================================================
Total Assets-
    Office equipment                          Yen 1,179,499   Yen 1,219,723   Yen 1,198,706     $10,158,525
    Other                                           180,164         185,158         176,296       1,494,034
    Elimination                                      (9,116)         (6,991)         (6,908)        (58,542)
    Corporate assets                                354,244         435,038         516,828       4,379,898
------------------------------------------------------------------------------------------------------------
    Consolidated                              Yen 1,704,791   Yen 1,832,928   Yen 1,884,922     $15,973,915
============================================================================================================
Expenditure for segment assets-
    Office equipment                             Yen 61,836      Yen 68,513      Yen 65,720        $556,949
    Other                                            10,235           5,633           7,213          61,127
    Corporate assets                                  1,258           1,530           1,023           8,670
------------------------------------------------------------------------------------------------------------
    Consolidated                                 Yen 73,329      Yen 75,676      Yen 73,956        $626,746
============================================================================================================
Depreciation-
    Office equipment                             Yen 52,908      Yen 64,426      Yen 60,687        $514,297
    Other                                             7,598           7,448           6,917          58,619
    Corporate assets                                  1,636           1,908           1,954          16,559
------------------------------------------------------------------------------------------------------------
    Consolidated                                 Yen 62,142      Yen 73,782      Yen 69,558        $589,475
============================================================================================================

 Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets for the years ended March 31, 2001, 2002 and 2003 are as follows:

                                                                                               Thousands of
                                                              Millions of Yen                  U.S. Dollars
                                             -----------------------------------------------  --------------
                                                   2001            2002            2003            2003
============================================================================================================
 Sales-
     Japan                                      Yen 930,433     Yen 902,655     Yen 896,022     $ 7,593,407
     The Americas                                   252,698         341,747         343,940       2,914,746
     Europe                                         247,449         311,312         354,477       3,004,042
     Other                                          107,682         116,626         143,919       1,219,652
------------------------------------------------------------------------------------------------------------
     Consolidated                             Yen 1,538,262   Yen 1,672,340   Yen 1,738,358     $14,731,847
============================================================================================================
 Long-Lived Assets-
     Japan                                      Yen 244,506     Yen 257,752     Yen 251,214     $ 2,128,932
     The Americas                                    70,809          77,269          71,850         608,898
     Europe                                          37,557          38,320          34,062         288,661
     Other                                           12,694          12,897          11,742          99,509
------------------------------------------------------------------------------------------------------------
     Consolidated                               Yen 365,566     Yen 386,238     Yen 368,868     $ 3,126,000
============================================================================================================

Ricoh's long-lived assets consist property, plant and equipment, goodwill, other intangible assets and lease deposits and other.

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2001, 2002 and 2003. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                                                  Thousands of
                                                               Millions of Yen                    U.S. Dollars
                                                ----------------------------------------------  ------------------
                                                     2001           2002           2003               2003
------------------------------------------------------------------------------------------------------------------
Sales-
    Japan
       External customers                       Yen    954,125  Yen   938,946  Yen   954,310        $  8,087,373
       Intersegment                                    279,802        309,745        320,596           2,716,915
------------------------------------------------------------------------------------------------------------------
           Total                                     1,233,927      1,248,691      1,274,906          10,804,288
------------------------------------------------------------------------------------------------------------------
    The Americas
       External customers                              252,029        338,016        333,935           2,829,958
       Intersegment                                      4,470          8,937          5,620              47,627
------------------------------------------------------------------------------------------------------------------
           Total                                       256,499        346,953        339,555           2,877,585
------------------------------------------------------------------------------------------------------------------
    Europe
       External customers                              254,548        309,086        352,943           2,991,042
       Intersegment                                      3,246          4,265          3,019              25,585
------------------------------------------------------------------------------------------------------------------
           Total                                       257,794        313,351        355,962           3,016,627
------------------------------------------------------------------------------------------------------------------
    Other
       External customers                               77,560         86,292         97,170             823,474
       Intersegment                                     39,571         60,655         72,664             615,797
------------------------------------------------------------------------------------------------------------------
           Total                                       117,131        146,947        169,834           1,439,271
------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment sales                 (327,089)      (383,602)      (401,899)         (3,405,924)
------------------------------------------------------------------------------------------------------------------
    Consolidated                                Yen  1,538,262  Yen 1,672,340  Yen 1,738,358         $14,731,847
==================================================================================================================
Operating Expenses-
    Japan                                       Yen  1,150,353  Yen 1,142,522  Yen 1,188,760         $10,074,237
    The Americas                                       247,521        335,521        325,228           2,756,169
    Europe                                             246,498        301,152        337,693           2,861,805
    Other                                              110,937        139,874        159,864           1,354,780
------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment sales                 (322,152)      (376,424)      (406,841)         (3,447,805)
------------------------------------------------------------------------------------------------------------------
    Consolidated                                Yen  1,433,157  Yen 1,542,645  Yen 1,604,704         $13,599,186
==================================================================================================================
Operating Income-
    Japan                                       Yen     83,574  Yen   106,169  Yen    86,146         $   730,051
    The Americas                                         8,978         11,432         14,327             121,415
    Europe                                              11,296         12,199         18,269             154,822
    Other                                                6,194          7,073          9,970              84,492
------------------------------------------------------------------------------------------------------------------
    Elimination of intersegment profit                  (4,937)        (7,178)         4,942              41,881
------------------------------------------------------------------------------------------------------------------
    Consolidated                                Yen    105,105  Yen   129,695  Yen   133,654          $1,132,661
==================================================================================================================
Other Expenses                                  Yen     (7,340) Yen   (15,745) Yen   (10,184)           $(86,305)
==================================================================================================================
Income before Income Taxes, Minority
   Interests and Equity in Earnings of
   Affiliates                                   Yen     97,765  Yen   113,950  Yen   123,470          $1,046,356
==================================================================================================================
Total Assets-
    Japan                                       Yen  1,042,557  Yen 1,084,387  Yen 1,064,857        $  9,024,212
    The Americas                                       209,638        228,743        201,359           1,706,432
    Europe                                             163,542        172,408        174,541           1,479,161
    Other                                               63,438         61,549         70,458             597,102
    Elimination                                       (128,628)      (149,197)      (143,121)         (1,212,890)
    Corporate assets                                   354,244        435,038        516,828           4,379,898
------------------------------------------------------------------------------------------------------------------
    Consolidated                                Yen  1,704,791  Yen 1,832,928  Yen 1,884,922         $15,973,915
------------------------------------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the periods ended as of March 31, 2001, 2002 and 2003.

19. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the years ended March 31, 2001, 2002 and 2003:

                                                                                                   Thousands of
                                                                  Millions of Yen                  U.S. Dollars
                                                     ------------------------------------------- -----------------
                                                          2001          2002          2003             2003
------------------------------------------------------------------------------------------------------------------
Research and development costs                         Yen 78,239    Yen 80,799    Yen 83,551          $708,059
Advertising costs                                          18,592        16,868        16,958           143,712
Shipping and handling costs                                11,123        13,332        12,582           106,627
------------------------------------------------------------------------------------------------------------------

20. SUBSEQUENT EVENTS

On December 17, 2002, the Company entered into a definitive share exchange agreement with Tohoku Ricoh Co., Ltd (Tohoku Ricoh), a domestic subsidiary of the Company, in order to convert Tohoku Ricoh into a wholly owned subsidiary. Under the terms of the agreement, 0.345 of one share of the Company's common stock was granted in exchange for each share of Tohoku Ricoh's common stock. The Company completed the share exchange on April 1, 2003, using 2,239,533 shares of treasury stock it held as of March 31, 2003, with a cost value of Yen 4,264 million ($36,136 thousand).

Ricoh Company, Ltd. and Consolidated Subsidiaries
SCHEDULE II. - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Three Years Ended March 31, 2003

                                                                                                       (Millions of Yen)
                                                             Additions
                                                    ----------------------------
                                        Balance at   Charged to   Charged to     Deduction                  Balance at
                                       beginning of   costs and     other         from          Translation   end of
              Description                 period      expenses     accounts reserves/(2)//(3)/ adjustment     period
-----------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2001:
   Allowance for doubtful
     receivables/(1)/-
     Trade receivables                     11,717        5,259        2,381         3,411         1,097       17,043
     Finance receivables                   12,518        3,969         (912)        3,039            68       12,604
   Deferred tax asset valuation
     allowance                              8,157          533        2,139         3,071           645        8,403

For the year ended March 31, 2002:
   Allowance for doubtful
     receivables/(1)/-
     Trade receivables                     17,043        2,706           28         1,793           959       18,943
     Finance receivables                   12,604        4,223            -         3,325            69       13,571
   Deferred tax asset valuation
     allowance                              8,403        2,369        1,154         1,444           818       11,300

For the year ended March 31, 2003:
   Allowance for doubtful
     receivables/(1)/-
     Trade receivables                     18,943        1,000            -         1,674          (420)      17,849
     Finance receivables                   13,571        4,147            -         3,412           (78)      14,228
   Deferred tax asset valuation
     allowance                             11,300        3,312            -         4,920          (499)       9,193
-----------------------------------------------------------------------------------------------------------------------

Notes:

(1) See Note 2(g) to Consolidated Financial Statements.

(2) Receivables - Write-offs.

(3) Deferred tax - Realization of tax benefits