Form 20-F
RICOH CO LTD
filed 2004-06-30
CIK 317891

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 20 - F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2004
                                              --------------

                        Commission file number 2 - 68279
                                               ---------

                             KABUSHIKI KAISHA RICOH
                             ----------------------
             (Exact name of registrant as specified in its charter)

                               RICOH COMPANY, LTD.
                               -------------------
                 (Translation of registrant's name into English)

                                      Japan
                                      -----
                 (Jurisdiction of incorporation or organization)

          15-5, Minami-Aoyama 1-chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act.

Title of each class                                     Name of each exchange on
                                                        which registered

None                                                    None
----                                                    ----

              Securities registered or to be registered pursuant to
                            Section 12(g) of the Act.

                                      None
                                      ----
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                  Common Stock*
                                  -------------
                                (Title of Class)

* 331,043 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2004: 738,894,891 shares (excluding 6,017,187 shares of Treasury Stock)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ].

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [X].

Defined Terms, Conventions and Presentation of Financial Information
--------------------------------------------------------------------

     On June 25, 2004, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 107.82 = U.S.$1.00.

     In this document, the term "Company" refers to Ricoh Company, Ltd., the registrant, and "Ricoh" refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

     Ricoh's fiscal year end is March 31. In this document "fiscal year 2004" refers to Ricoh's fiscal year ended March 31, 2004, and other fiscal years of Ricoh are referred to in a corresponding manner.

Cautionary Statement With Respect to Forward-Looking Statements
---------------------------------------------------------------

     Statements made in this annual report with respect to Ricoh's current plans, estimates, strategies and beliefs and other statements that are not historical facts are or may be deemed to be forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, about the future performance of Ricoh. These forward-looking statements are made in reliance upon the protections provided by such acts for forward-looking statements. Forward-looking statements include but are not limited to those using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Ricoh cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Ricoh to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Ricoh disclaims any such obligation. Risks and uncertainties that might affect Ricoh include, but are not limited to (i) general economic conditions in Ricoh's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the Japanese Yen and the U.S. Dollar, the Euro, and other currencies in which Ricoh makes significant sales or in which Ricoh's assets and liabilities are denominated; (iii) Ricoh's ability to continue to design and develop products and services, and win acceptance of its products and services which are offered in highly competitive markets characterized by continual introduction of new products, rapid development in new technology, and consumer preferences that are subjective and likely to change; (iv) Ricoh's ability to successfully implement strategies for its Office Equipment business, such as further globalization of its operations to increase account sales to corporate clients, reinforcement of the color printer lineup to meet growing demand for color products among its office users, implementation of optimal printing solutions for customers' digitally networked offices and enhancement of printing capabilities centered on multi-functional printers ("MFPs"), and implementation of optimal localization of manufacturing operations so that such operations are closer to its customer; (v) Ricoh's ability to continuously devote sufficient resources to research and development, and capital expenditures for digital and networking equipment, such as digital plain paper copiers ("PPCs"), MFPs and laser printers; (vi) the success of Ricoh's alliances with various computer manufacturers which Ricoh may engage in alliances with in the future; and (vii) the outcome of contingencies.

     Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in "Risk Factors" included in "Item
3. Key Information," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                                TABLE OF CONTENTS

PART I
   Item 1.  Identity of Directors, Senior Management and Advisers..................1
   Item 2.  Offer Statistics and Expected Timetable................................1
   Item 3.  Key information........................................................1
   Item 4.  Information on the Company.............................................9
   Item 5.  Operating and Financial Review and Prospects..........................24
   Item 6.  Directors, Senior Management and Employees............................61
   Item 7.  Major Shareholders and Related Party Transactions.....................75
   Item 8.  Financial Information.................................................76
   Item 9.  The Offer and Listing.................................................77
   Item 10. Additional Information................................................79
   Item 11. Quantitative and Qualitative Disclosures About Market Risk............93
   Item 12. Description of Securities Other Than Equity Securities................96

PART II
   Item 13. Defaults, Dividend Arrearages and Delinquencies.......................96
   Item 14. Material Modifications to the Rights of Security Holders and Use of
               Proceeds...........................................................96
   Item 15. Controls and Procedures...............................................96
   Item 16. [RESERVED]............................................................96

PART III
   Item 17. Financial Statements..................................................99
   Item 18. Financial Statements..................................................99
   Item 19. Exhibits..............................................................99

Item 1. Identity of Directors, Senior Management and Advisers
        -----------------------------------------------------
     Not applicable.

Item 2. Offer Statistics and Expected Timetable
        ---------------------------------------
     Not applicable.

Item 3. Key information
        ---------------

A. Selected financial data.

     The following selected consolidated financial data has been derived from the audited consolidated financial statements of Ricoh prepared in accordance with accounting principles generally accepted in the United States as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh's audited consolidated balance sheets as of March 31, 2003 and 2004, the related consolidated statements of income, shareholders' investment and cash flows for the three years ended March 31, 2002, 2003 and 2004 and the notes thereto that appear elsewhere in this annual report.

                                      Millions of Yen except per share amounts and number of shares
                                                             Year ended March 31,
                                 ----------------------------------------------------------------------
                                      2000          2001           2002          2003          2004
                                   -----------   -----------   -----------   -----------   -----------
INCOME STATEMENT DATA:
Net sales:                           1,447,157     1,538,262     1,672,340     1,738,358     1,780,245

Operating income                        88,921       105,105       129,695       133,654       150,006
Net income                              41,928        53,228        61,614        72,513        91,766

PER AMERICAN DEPOSITARY SHARE:
   Net income (Basic)                   303.05        384.25        441.35        498.95        618.15
   Net income (Diluted)                 280.30        355.10        412.30        484.05        618.15

BALANCE SHEET DATA:
Total Assets                         1,543,320     1,704,791     1,832,928     1,884,922     1,852,793
Shareholder's investment               541,506       556,728       633,020       657,514       795,131
Common Stock                           103,112       103,434       120,461       135,364       135,364
Weighted Average Number of
   shares outstanding              691,744,901   692,616,894   698,025,167   726,659,698   742,292,806

Cash dividends declared
Per American Depositary Share:
   Interim                               27.50         30.00         30.00         35.00         40.00
                                        ($0.29)       ($0.27)       ($0.24)       ($0.28)       ($0.36)

   Year-end                              27.50         30.00         35.00         35.00         50.00
                                        ($0.26)       ($0.28)       ($0.29)       ($0.29)       ($0.46)

                                      Millions of Yen except per share amounts and number of shares
                                                             Year ended March 31,
                                 ----------------------------------------------------------------------
                                      2000          2001           2002          2003          2004
                                   -----------   -----------   -----------   -----------   -----------
At year-end:
   Cash and cash equivalents           152,622       107,746       170,172       189,243       203,039
   Capital investments                  58,356        73,329        75,676        73,956        75,507
   Long-term indebtedness              307,962       217,743       332,995       345,902       281,570

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

     On June 25, 2004, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 107.82 = U.S.$1.00.

     The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York during the previous six months and prior five fiscal years:

       December   January   February    March    April     May
         2003       2004      2004       2004     2004    2004
       --------   -------   --------   ------   ------   ------
High    106.93     105.52    105.36    104.18   103.70   108.50
Low     109.61     107.17    109.59    112.12   110.37   114.30

                        Year ended March 31,
           ------------------------------------------
            2000     2001     2002     2003     2004
           ------   ------   ------   ------   ------
Year-end   102.73   125.54   132.70   118.07   104.18
Average*   109.96   111.65   125.64   121.10   112.75
High       101.53   104.19   115.89   115.71   104.18
Low        124.45   125.54   134.77   133.40   120.55

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

RICOH'S SUCCESS WILL DEPEND ON ITS ABILITY TO RESPOND TO RAPID TECHNOLOGICAL CHANGES IN THE DOCUMENT IMAGING AND MANAGEMENT INDUSTRY

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

     Digital Technology
     ------------------

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

     Multi-Functional Equipment
     --------------------------

     Ricoh believes that the document imaging and management industry is moving towards a multi-functional office environment where various office equipment (including copiers, facsimile machines, computers, printers and scanners) become more interdependent on each other due to the increasing use of digital technology and initiatives taken by many offices to eventually become a "paperless office." As a result, certain existing office equipment may either be consolidated into a multi-functional equipment or may be linked together electronically to perform various office functions. Although Ricoh already manufactures certain multi-functional equipment, as a result of this trend towards multi-functional equipment, some of Ricoh's products may become obsolete while other products may require substantial product enhancements, requiring technologies currently unavailable within Ricoh. No assurances can be made that Ricoh will be able to successfully adjust to such changes.

RICOH MUST SUCCESSFULLY OPERATE IN HIGHLY COMPETITIVE MARKETS

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

RICOH IS SUBJECT TO THE RISKS OF INTERNATIONAL OPERATIONS AND THE RISKS OF OVERSEAS EXPANSION

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

ECONOMIC TRENDS IN RICOH'S MAJOR MARKETS MAY ADVERSELY AFFECT RICOH'S SALES

     Demand for Ricoh's products are affected by cyclical changes in the economy of Ricoh's major markets, including Japan, the United States and Europe. Economic downturns and declines in consumption in Ricoh's major markets may adversely affect Ricoh's financial results and condition.

FOREIGN EXCHANGE FLUCTUATIONS AFFECT RICOH'S RESULTS

     Local currency-denominated financial results in each of the Company's subsidiaries around the world are translated into Japanese Yen by applying the average market rate during each financial period and recorded on Ricoh's consolidated profit and loss statement. Local currency-denominated assets and liabilities are translated into Japanese Yen by applying the market rate at the end of each financial period and recorded on Ricoh's consolidated balance sheets. Accordingly, the financial results, assets and liabilities are subject to foreign exchange fluctuations.

     In addition, operating profits and losses are highly sensitive to the appreciation in the value of Japanese Yen because the high volume of Ricoh's production and sales activities in the Americas, Europe and Other, such as China, result in a large proportion of revenues and costs denominated in local currencies. Although Ricoh engages in hedging transactions such as forward contracts with several financial institutions having credit ratings satisfactory to Ricoh to minimize the negative effects of short-term fluctuations in foreign exchange rates among major currencies such as the U.S. Dollar, Euro and Japanese Yen, mid-to-long-term volatile changes in the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics, and sales activities and may adversely affect Ricoh's financial results and condition.

RISKS ASSOCIATED WITH RICOH'S EQUIPMENT FINANCING BUSINESS MAY ADVERSELY AFFECT RICOH'S FINANCIAL CONDITION

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

RICOH IS SUBJECT TO GOVERNMENT REGULATION THAT CAN LIMIT ITS ACTIVITIES OR INCREASE ITS COST OF OPERATIONS

     Ricoh is subject to various governmental regulations and approval procedures in the countries in which it operates. For example, Ricoh may be required to obtain approvals for its business and investment plans, be subject to export regulations and tariffs, as well as rules and regulations relating to commerce, antitrust, patent, consumer and business taxation, exchange control, and environmental and recycling laws. Ricoh has established the Corporate Social Responsibility Office to heighten awareness of the importance of corporate social responsibility. Through this office, Ricoh involves its employees in various activities designed to ensure compliance with applicable regulations as part of its overall risk management and compliance program. However, if Ricoh is unable to comply with any of these regulations or fails to obtain the requisite approvals, Ricoh's activities in such countries may be restricted. In addition, even if Ricoh is able to comply with these regulations, compliance can result in increased costs. In either event, Ricoh's financial results and condition may be adversely affected.

RICOH MAY BE ADVERSELY AFFECTED BY ITS EMPLOYEE BENEFIT OBLIGATIONS

     With respect to its employee benefit obligations and plan assets, Ricoh accrues the cost of such benefits based on applicable accounting policies and funds such benefits in accordance with governmental regulations. Currently, there is no immediate and significant funding requirement; however, if returns from investment assets decrease due to unforeseeable market conditions, such as the fluctuations in the stock or bond markets, additional funding and accruals may be required. Such additional funding and accruals may adversely affect Ricoh's financial position and results of operation.

RICOH IS DEPENDENT ON SECURING AND RETAINING SPECIALLY SKILLED PERSONNEL

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

RICOH'S OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS

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

RICOH'S PERFORMANCE CAN BE AFFECTED BY ALLIANCES WITH OTHER ENTITIES

     Ricoh engages in alliances with other entities to create various products and services for customers' demand. Ricoh believes that an alliance is an effective method for timely development of new technology and products using management resources of both parties. However, if Ricoh's interest differs from other parties' interests due to financial or other reasons, Ricoh may be unable to maintain the alliance. Failure to maintain an on-going alliance and failure to establish necessary alliance in the future may adversely affect Ricoh's financial position and results of operation.

RICOH MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD SIGNIFICANTLY AFFECT ITS FINANCIAL CONDITION

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

RICOH'S BUSINESS DEPENDS ON PROTECTING ITS INTELLECTUAL PROPERTY RIGHTS

     Ricoh owns or licenses a number of intellectual property rights in the field of office equipment automation and, when Ricoh believes it is necessary or desirable, obtains additional licenses for the use of other parties' intellectual property rights. If Ricoh fails to protect, maintain or obtain such rights, its performance and ability to compete may be adversely affected. Ricoh has a program in place under which company employees are compensated for any valuable intellectual property rights arising out of any inventions developed by them during the course of their employment with Ricoh. While unlikely, management believes that there could arise instances in the future where Ricoh may become the subject of legal actions or proceedings where claims alleging inadequate compensation are asserted by company employees.

RICOH MAY SUFFER LOSS AS A RESULT OF CATASTROPHIC DISASTER, INFORMATION TECHNOLOGY PROBLEMS OR INFECTIOUS DISEASES

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

     As Ricoh becomes increasingly dependent on information technology, software and hardware defects, computer viruses, as well as internal database problems ( E.G., leaks and falsifications or disappearance of information relating to our customers) pose a greater risk to its operations. Although Ricoh has taken various precautionary measures, such as installing firewalls and anti-virus software to detect and eliminate computer viruses, Ricoh may not be able to completely prevent or mitigate the effects of such problems, which may affect Ricoh's performance.

     In addition, the Ricoh Group is continually expanding its worldwide operations to set in place a global supply chain of its products and services so that we can satisfy our local customer needs faster, more effectively and on a regular basis. As Ricoh expands our operations worldwide, additional risks, such as infectious diseases and epidemics, may adversely affect Ricoh's operations and financial positions.

Item 4. Information on the Company
        --------------------------

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

     Historical highlights
     ---------------------

February 1936    Riken Kankoshi Co., Ltd. is formed in Kita-kyushu to
                 manufacture and market sensitized paper.

March 1938       The Company's name is changed to Riken Optical Co., Ltd., and starts manufacturing and selling optical devices and equipment.

May 1949         The Company lists its securities on the Tokyo and Osaka Stock
                 Exchanges.

April 1954       The Company establishes an optical device and equipment plant in Ohmori, Ohta-ku, Tokyo (now known as the Ohmori plant).

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

April 1987       The Company establishes Ricoh Industrie France S.A. (a
                 subsidiary, now known as Ricoh Industrie France S.A.S.).

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

March 2000       Tohoku Ricoh Co., Ltd. lists its securities on the Second
                 Section of the Tokyo Stock Exchange.

January 2001     Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

October 2002     The Company establishes Ricoh China Co., Ltd. (a subsidiary).

April 2003       Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the
                 Company.

     Our registered office and head office are as follows:

                                    Address                  Telephone number
                   ---------------------------------------   ----------------
Registered Head    3-6 Naka Magome 1-chome, Ohta-ku,          +81-3-3777-8111
office             Tokyo 143-8555, Japan
Executive office   15-5, Minami Aoyama 1-chome, Minato-ku,    +81-3-3479-3111
                   Tokyo 107-8544, Japan

     Principal Capital Investments
     -----------------------------

     Ricoh's capital expenditures for the fiscal years 2004, 2003 and 2002 were Yen 75.5 billion, Yen 73.9 billion and Yen 75.6 billion, respectively. Ricoh directs a significant portion of its capital expenditures towards digital and networking equipment, such as digital plain paper copiers ("PPCs"), multi-functional printers ("MFPs") and laser printers, and manufacturing facilities to maintain or enhance competitiveness in the industry. In fiscal year 2004, Ricoh also invested a significant amount of capital to upgrade its information systems for its back-office operations, such as procurement, accounting, and the management of intellectual property. With this upgrade in the information systems,

Ricoh began installing a new accounting system and a new intellectual property management system during the fiscal year 2003 to better track and manage its operations. Ricoh projects that for the fiscal year ending March 31, 2005 its capital expenditures will amount to approximately Yen 74.5 billion, principally for the following categories: digital and networking equipment, and new accounting and intellectual property management systems.

B. Business overview

     Ricoh is a leading manufacturer of office automation equipment. Ricoh's products include copiers, printers, facsimile machines, optical drives and discs, and related supplies and services. Ricoh is also a prominent manufacturer of digital and advanced electronic devices. In recent years, Ricoh is rapidly building a solid presence worldwide as a comprehensive document solutions provider that helps its customers streamline their businesses and cut operating costs.

PRODUCTS
--------

SALES BY PRODUCT

--------------------------------------------------------------------------------------------
                                          Millions of Yen (except for percentages)
                                                 For the Year Ended March 31,
--------------------------------------------------------------------------------------------
                                         2002                2003                2004
                                  ----------------------------------------------------------
OFFICE EQUIPMENT
   Imaging Solutions                934,180    55.8%    859,713    49.5%    803,574    45.1%
   Network Input/Output Systems     344,247    20.6     463,379    26.7     558,237    31.4
   Network System Solutions         206,962    12.4     197,482    11.3     195,822    11.0
OTHER BUSINESSES                    186,951    11.2     217,784    12.5     222,612    12.5
--------------------------------------------------------------------------------------------
      Total                       1,672,340   100.0%  1,738,358   100.0%  1,780,245   100.0%
--------------------------------------------------------------------------------------------

OFFICE EQUIPMENT
----------------

This segment consists of products that are widely used in the office environment, and is categorized as follows:

(1) Imaging Solutions

     The primary function of products in this category is to produce copies or duplications of images that are already in existence. This product category consists of stand-alone equipment and related supplies and services. Products in this category can be distinguished from products in the Network Input/Output Systems category which can serve multiple functions with networking capabilities (E.G., MFPs that can serve as printers and scanners).

     This category is further separated into two sub-categories: (i) Digital Imaging Solutions, which consist of all digital imaging solutions products, and
(ii) Other Imaging Solutions, which consist of other imaging solutions products that are not included in Digital Imaging Solutions. The principal products in each of these sub-categories are as follows:

     Digital Imaging Solutions: Monochrome and color digital copiers, digital
     -------------------------
     duplicators and facsimile machines.

     Other Imaging Solutions: Analog plain paper copiers ("PPCs"), diazo
     -----------------------
     copiers, and thermal paper.

     In fiscal year 2004, the Imaging Solutions product category accounted for 45.1% of Ricoh's net sales. Ricoh has been a global leader in PPCs and a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs and digital copiers with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment of copy sizes. PPCs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder form toner.

     In recent years, Ricoh has strengthened its digital PPC product lineup with new product offerings that range from standard digital PPC models to high-end digital PPC models. More specifically, the imagio Neo 752 series is a high-speed model designed for customers who require outputs of 75 copies per minute. This series is equipped with "HYBRID QSU" technology that Ricoh developed originally in the application of the next generation electric storage device "Capacitor", and realized the most efficient energy saving in this class. On the other hand, the Aficio 2105 (imagio Neo 1050 pro in Japan) is designed for customers who have high-volume copying needs. The Aficio 2105 delivers up to 105 copies per minute and has a durability of 1.5 times more than its predecessor for an even better resolution. As such, the Aficio 2105 is performing well in the overseas markets.

     Ricoh also supplies a comprehensive line of wide-format copiers and duplicators. These machines have also sold well for their digital capabilities.

     With respect to facsimile equipment, Ricoh marketed the world's first high-speed facsimile equipment in 1973 with a transmission speed of one minute per page. Since then, Ricoh has been manufacturing various high-speed facsimile machines, including compact, low-priced models that feature multiple functions (such as copying capabilities) and higher memory capacities. The market for facsimile machines continues to mature, with demand shifting to small and home offices seeking low-cost models. Corporate users tend to prefer multifunctional, networkable machines and printers. In addition, corporate users also are moving towards electronic forms of transmitting images using portable document formats that were not widely used or available in the past.

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

     Printing Systems: MFPs, laser printers, and related software.
     ----------------

     Other Input/Output Systems: Optical discs and systems, and scanners.
     --------------------------

     In fiscal year 2004, the Network Input/Output Systems product category accounted for 31.4% of Ricoh's net sales. Ricoh continues to strengthen its capabilities in color laser printers and mid- and high-volume or high-speed printers that can be connected to a network to meet its customer needs in the office environment. In fiscal 2004, Ricoh had the strong sales growth in these printer categories as it greatly broadened its product lineup in this category, reinforced its sales structure and expanded its marketing activities. In terms of MFPs, imagio Neo 352/452 and imagio Neo C385/C325, which were well received in Japan, are equipped with enhanced communications functions such as "Scan to e-mail" (the function which enables users to send scanned images directly to users without a mail server), "W-net fax function" (the function which enables users to fax through the internet and decrease communication costs), and the same is true for Aficio 2035/2045 and Aficio 1224C/1232C in overseas markets. Sales of laser printers are also on increasing, with the IPSiO NX85S and IPSiO CX7200 performing favorably in the domestic market, and the AP400/400N and Aficio CL3000 moving well overseas. These MFPs and laser printers are designed to provide information technology support for all types of office environment by delivering enhanced basic features (i.e., reduction, enlargements, etc.), simpler operation, reduced paper consumption through electronic storage, and better connectivity with document distribution and storage systems.

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

     In addition, Ricoh has placed significant focus on CD and DVD-related technologies for storing multimedia data in recent years. Ricoh helped establish the global standard for CD-RW drives and discs and is a major player in both of these areas worldwide. For the fiscal year 2004, Ricoh produced the MP5308D drive, which can handle DVD-ROM, DVD-R, DVD-RW, DVD+R and DVD+RW. Ricoh also produced 8 times speed DVD+R media which is the fastest DVD recordable media.

(3) Network System Solutions

     The primary function of products in this category is to assist in establishing a network environment. The principal products in this category include personal computers and servers, network systems, application software, and related services and support.

     For fiscal year 2004, this product category accounted for 11.0% of Ricoh's net sales. Although Ricoh has enjoyed steady growth in its document solutions software and support services, which allow customers to seamlessly manage electronic and paper-based information, in recent years Ricoh sales in personal computers and servers have decreased due to constrained corporate spending on information technology in Japan as a result of the uncertain economy condition.

OTHER BUSINESSES
----------------

     This segment, which accounted for 12.5% of Ricoh's net sales in fiscal year 2004, includes electronic semiconductor devices, optical equipment, such as digital cameras, and measuring equipment. In addition, Ricoh includes its financing and logistics services in this segment.

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

SALES AND DISTRIBUTION
----------------------

     Ricoh's distribution to end-user customers in Japan is conducted through three distribution channels: (1) direct sales by Ricoh to the end-user customer through approximately 50 subsidiaries and affiliates; (2) sales through independent office machine dealers; and (3) sales through independent stationery wholesalers, which in turn sell Ricoh's copiers to stationery retailers. Ricoh estimates that over one-half of its unit sales of copiers in Japan are through direct sales to the end-user customer, with the balance being divided between sales through independent office machine dealers and independent stationery wholesalers. These sales channels are coordinated by Ricoh's five regional headquarters located in Tohoku, Chubu, Kansai, Chugoku and Kyushu areas and the Company's three regional branch offices.

     Ricoh's overseas marketing activities can be distinguished from the marketing channels in Japan and can be classified into two classes: (1) sales of Ricoh brand name products by overseas sales subsidiaries, affiliates and independent dealers, and (2) sales of products under brand names which Ricoh purchased by acquisition (e.g., "Savin" brand, "Gestetner" brand, "Lanier" brand). The successful acquisition of several office equipment sales companies in the 1990's in various locations around the world has enhanced Ricoh's own marketing channel in the overseas market. Ricoh has organized sales and distribution channels to accommodate four operating regions outside of Japan: (1) the Americas; (2) Europe, Africa, and the Middle East; (3) Asia and Oceania; and (4) China.

     Ricoh recognizes revenue for sales upon equipment delivery and installation to the end-user customers. A certain portion of Ricoh's sales through dealers are made on a trade-in basis, which are accounted for by Ricoh as discounted sales. Equipment sales revenue generated under sales-type leases accounts for approximately 15% of Ricoh's total sales revenues. Important information regarding the methods in which Ricoh recognizes revenue is also set forth in
Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are a part of this annual report.

AFTER-SALES SERVICE
-------------------

     Ricoh offers maintenance and repair services for all of its products. Ricoh believes that periodic and timely maintenance services are important for Ricoh to keep its market shares. As such, Ricoh provides repair and maintenance services to its end-user customers for its products. These maintenance services are furnished to its customers pursuant to maintenance service contracts normally entered into at the time the equipment is sold.

     In Japan, employees of Ricoh basically provide the repair and maintenance services. Ricoh's service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Recently, Ricoh began building nationwide capabilities for the Customer Support System to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers in the field and provide immediate service. Ricoh's total number of sales and service personnel in Japan is approximately 23,000. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers who own Ricoh products in the overseas market. Overseas, Ricoh provides services through its own service network and service outlets. Ricoh's total number of sales and service personnel overseas is approximately 21,000.

     Additional information regarding how Ricoh accounts for after-sales services is set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are a part of this annual report.

PRINCIPAL MARKETS
-----------------

     Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh's sales expanded in fiscal year 2004. As noted below, for the fiscal year 2004, sales in Japan, the Americas, Europe and Other as a percentage of total sales was 51.3%, 18.3%, 22.6% and

7.8%, respectively. The below table breaks down for each geographic area the total sales amount and percentage of such sales amount as compared against total net sales for the last three fiscal years.

SALES BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------
                        Millions of Yen (except for percentages to net sales)
                                   For the Year Ended March 31,
--------------------------------------------------------------------------------
                             2002                2003                2004
                    ----------------------------------------------------------
JAPAN                 902,655    54.0%    896,022    51.5%    914,060    51.3%
THE AMERICAS          341,747    20.4     343,940    19.8     326,380    18.3
EUROPE                311,312    18.6     354,477    20.4     402,392    22.6
OTHER                 116,626     7.0     143,919     8.3     137,413     7.8
------------------------------------------------------------------------------
   Total            1,672,340   100.0%  1,738,358   100.0%  1,780,245   100.0%
------------------------------------------------------------------------------

Note: Sales amounts set forth in the above table are based on the location of the purchaser of the product. For example, if the product is manufactured in Japan and sold to a purchaser located in the United States, such sale would be recorded as a sale in the Americas geographic segment.

     (1) Japan

     As the outlook for the Japanese economy remains unstable, many companies have limited their information technology spending. In order to succeed in such a severe environment, Ricoh strategically replaced its analog stand-alone equipment with digital networkable equipment, and its monochrome products with color products. Another strategy used by Ricoh was to help customers manage the total document volume more effectively and offer business solutions with more functional equipment and networking systems so as to increase efficiency in the office. As a result of these strategies, the sale of certain products, such as MFPs, color PPCs and color laser printers, increased despite the difficult economic conditions.

     (2) The Americas

     In fiscal year 2004, Ricoh further broadened and reinforced its sales network, especially in North America, against a background of a slowing U.S. economy and severe competition. The Company stepped up its sales efforts for new printing systems to match customer demand to replace analog equipment with networked digital products, color copiers and printers. The Company also strove to expand sales to major corporate accounts. Further, Ricoh continues to strengthen its marketing efforts to major corporate clients in this geographic segment by taking advantage of Ricoh's worldwide production and distribution network, and high-quality products. As a result of the above effort of Ricoh, net sales in the local currency increased by 2.1%. However, net sales denominated in the Japanese Yen decreased by 5.1% due to the appreciation of the Japanese Yen to the U.S. Dollar.

     (3) Europe

     With economic conditions in Europe remaining relatively stable, sales of digital PPCs and printing systems increased as Ricoh continued in its efforts to introduce new products in such product lines. Ricoh also strengthened its sales network by continuously reinforcing its office equipment product offerings so that customers may fulfill their office equipment needs through Ricoh. Further, Ricoh maximized its business opportunity by increasing sales in networked digital PPCs and color models, especially color MFPs, since these products are able to satisfy many customer needs and bring about profit to Ricoh. All of these efforts helped Ricoh maintain its top share position in the European market for copiers and MFPs for fiscal year 2004. Ricoh intends to solidify this position with reinforcement to the above strategies.

     (4) Other

     In China and other Asian or Oceania markets, a continuing shift during fiscal year 2004 in business equipment from analog models to digital networked and color models led to increased sales of printing systems, while demand for optical discs business decreased. Because the Chinese market is expected to continue its expansion, Ricoh has placed significant importance on the Chinese market not only as a production site but also as a potential market to expand its sales share in the future. In line with this strategy, Ricoh established a new regional headquarters office in Shanghai to support and reinforce its operations in the promising Chinese market in the previous year. Ricoh integrated its production, sales, and services during fiscal year 2004 while focusing even more on customer needs in China to strengthen its revenues and earnings in this geographic segment.

COMPETITION
-----------

     Ricoh competes primarily in the office equipment industry which is highly competitive. In each of the product categories in the office equipment segment, Ricoh encounters intense competition. Ricoh expects competition in each of these product categories to increase in the future as existing competitors enhance and expand their product and service offerings. Increased competition may result in price reductions, reduced profitability and loss of market share. Ricoh cannot provide assurances that it will be able to compete successfully against existing or future competitors. Some of our customers and companies with which we have strategic business relationships with also are, or may become in the future, competitors of ours.

     The size and number of our competitors vary across our product categories, as do the resources allocated by our competitors to the markets we target. Our competitors may have greater financial, personnel, and other resources than we have in a particular market or overall. Competitors with greater financial resources may be able to offer lower prices, additional products or services or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. They may also adopt more aggressive pricing policies and make more attractive offers to potential customers, employees, and strategic partners. These competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

     Despite the intense competition in the office equipment industry, Ricoh's management believes that we will be able to maintain and enhance our position in the world market because of our experience, expertise and technical capabilities as a leading provider of office equipment, and our dedication to meet our customers' needs.

SEASONALITY
-----------

     Especially in Japan, sales for the office equipment segment generally increase in March of each year due to the increase demand arising at the end of the fiscal year for most Japanese companies as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. Approximately 13% of Ricoh's domestic sales in Japan are generated during the month of March each year due to this seasonality. However, the effect of this seasonality on a consolidated basis is minimal, as approximately 5% of Ricoh's total consolidated sales are generated during the month of March from domestic sales in Japan.

SOURCES OF SUPPLY
-----------------

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

INTELLECTUAL PROPERTY
---------------------

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

     In addition, Ricoh has granted licenses and technical assistance to various companies located in and outside of Japan. In certain instances, Ricoh has entered into cross-licensing agreements with other major international electronics and electrical equipment manufacturers. None of these agreements are likely to materially affect Ricoh's business or profitability. See Item 5.C. Patents and Licenses.

GOVERNMENT REGULATIONS
----------------------

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

C. Organizational structure

     As of March 31, 2004, the Ricoh Group is comprised of 360 subsidiaries and 21 affiliates located worldwide. Ricoh's research and development, manufacturing, sales, and service activities center on office equipment, optical equipment, and other devices.

     The Company is the parent of the Ricoh Group. The Company heads the research and development of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

The following is a list of the principal subsidiaries and affiliates of Ricoh:

------------------------------------------------------------------------------------------------------------------
                                                     Proportion
                                       Country of   of ownership
            Company Name               Formation      interest                     Main businesses
------------------------------------------------------------------------------------------------------------------
(SUBSIDIARIES)
------------------------------------------------------------------------------------------------------------------
Ricoh Optical Industries Co., Ltd.          Japan      100.0       Manufacturing optical equipment
------------------------------------------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.                      Japan      100.0       Manufacturing office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Unitechno Co., Ltd.                   Japan      100.0       Manufacturing parts for office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Elemex Corporation                    Japan       55.8       Manufacturing and sales of office equipment and
                                                       (55.7)      minuteness equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Microelectronics Co., Ltd.            Japan      100.0       Manufacturing parts for office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Keiki Co., Ltd.                       Japan      100.0       Manufacturing parts for office equipment

------------------------------------------------------------------------------------------------------------------
                                                     Proportion
                                       Country of   of ownership
            Company Name               Formation      interest                     Main businesses
------------------------------------------------------------------------------------------------------------------

Ricoh Tohoku Co., Ltd.                      Japan      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Chubu Co., Ltd.                       Japan      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Kansai Co., Ltd.                      Japan      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Chugoku Co., Ltd.                     Japan      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Kyushu Co., Ltd.                      Japan      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Hokkaido Ricoh Co., Ltd.                    Japan       97.8       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Tokyo Ricoh Co., Ltd.                       Japan      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Technosystems Co., Ltd.               Japan      100.0       Maintenance, service and sale of office
                                                                   equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Logistics System Co., Ltd.            Japan       85.8       Logistics services and custom clearances
                                                       (87.6)
------------------------------------------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.                     Japan       51.0       General leasing
                                                       (51.1)
------------------------------------------------------------------------------------------------------------------
Ricoh Electronics, Inc.                    U.S.A.      100.0       Manufacturing office equipment and related
                                                                   supplies
------------------------------------------------------------------------------------------------------------------
Ricoh UK Products Ltd.                       U.K.      100.0       Manufacturing office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Industrie France S.A.S.              France      100.0       Manufacturing office equipment and related
                                                                   supplies
------------------------------------------------------------------------------------------------------------------
Ricoh Asia Industry (Shenzhen) Ltd.         China       91.0       Manufacturing office equipment and related
                                                      (100.0)      supplies
------------------------------------------------------------------------------------------------------------------
Shanghai Ricoh Facsimile Co., Ltd.          China       94.5       Manufacturing and sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Corporation                          U.S.A.      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Lanier Worldwide, Inc.                     U.S.A.      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Europe B.V.                     Netherlands      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
NRG Group PLC                                U.K.      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Asia Industry Ltd.               Hong Kong,       90.0       Sale of office equipment
                                            China
------------------------------------------------------------------------------------------------------------------
Ricoh Asia Pacific Pte, Ltd.            Singapore      100.0       Sale of office equipment
------------------------------------------------------------------------------------------------------------------
Ricoh Finance Nederland B.V.          Netherlands      100.0       Corporate finance
------------------------------------------------------------------------------------------------------------------
   And 332other subsidiaries
------------------------------------------------------------------------------------------------------------------
(AFFILIATES)
------------------------------------------------------------------------------------------------------------------
Coca-Cola West Japan Co., Ltd.              Japan       21.8       Manufacturing and sale of soft drink
                                                       (22.1)
------------------------------------------------------------------------------------------------------------------
Sindo Ricoh Co., Ltd.                       Korea       20.0       Manufacturing and sale of office equipment
------------------------------------------------------------------------------------------------------------------
   And 19 other affiliates
------------------------------------------------------------------------------------------------------------------

     Notes:

     1.   Proportion of ownership interest includes indirect ownership.

     2. Figures in parentheses indicate portion of voting power if different from portion of ownership interest.

     3. Ricoh Leasing Co., Ltd. is the only subsidiary of Ricoh that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.

D. Property, plants and equipment

     Ricoh manufactures its products primarily in fifteen plants in Japan and six plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain by its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. The following table gives certain information as of March 31, 2004 regarding the Company's and its subsidiaries' principal production and other facilities. With the exception of GR Advanced Materials Ltd., the below production and other facilities have floor space exceeding 10,000 square meters.

-----------------------------------------------------------------------------------------------------------------------
                                                                       Principal activities and products
Name (Location)                                    Floor space         manufactured
------------------------------------------------   -----------------   ------------------------------------------------
                                                   (in thousands
                                                   of square meters)

Japan:
   Ricoh Company, Ltd.
      Ohmori Plant (Tokyo)                                 44          Parts relating to copiers
      Atsugi Plant (Kanagawa)                              68          Office equipment and other products
      Numazu Plant (Shizuoka)                              76          Paper and toner
      Ikeda Plant (Osaka)                                  17          Electronic devices
      Hatano Plant (Kanagawa)                              15          Printed circuit boards and electronic components
      Fukui Plant (Fukui)                                  34          Papers and toner
      Gotenba Plant (Shizuoka)                             70          Copiers and data processing systems
      Yashiro Plant (Hyogo)                                31          Electronic devices
      Aoyama Head Office (Tokyo)                            9          Marketing of office equipment and head office
      Research & Development Center                        17          Research and development ("R&D")
         (Kanagawa)
      System Center (Tokyo)                                10          Information system center, marketing of office
                                                                       equipment and other business
      Ginza Office (Tokyo)                                 11          Marketing of office equipment and other business
      Shin-Yokohama office (Kanagawa)                      40          Marketing of office equipment and other
                                                                       business, related services and R&D
Subsidiaries:
      Ricoh Optical Industries Co., Ltd. (Iwate)           18          Photographic equipment

-----------------------------------------------------------------------------------------------------------------------
                                                                       Principal activities and products
Name (Location)                                    Floor space         manufactured
------------------------------------------------   -----------------   ------------------------------------------------
                                                   (in thousands
                                                   of square meters)

      Tohoku Ricoh Co., Ltd. (Miyagi)                      55          Office equipment and parts relating to copiers

      Hasama Ricoh , Inc. (Miyagi)                         14          Parts relating to copiers and data processing
                                                                       equipment

      Ricoh Unitechno Co., Ltd. (Saitama)                  18          Facsimile and copiers

      Ricoh Elemex Corporation. (Aichi)                    47          Office equipment and measuring instruments

      Ricoh Microelectronics Co., Ltd. (Tottori)           11          Printed circuit boards

      Ricoh Keiki Co., Ltd. (Saga)                         10          Parts relating to copiers and data processing
                                                                       systems

Overseas:
   Ricoh Electronics, Inc.                                119          Copiers, parts relating to copiers, toner and
   (Irvine, Santa Ana and Tustin, California and                       thermal paper
   Lawrenceville, Georgia, U.S.A.)

   Ricoh UK Products Ltd.                                  41          Copiers, parts relating to copiers and toner
   (Telford, United Kingdom)

   Ricoh Industries France S.A.S. (Colmar,                 42          Copiers, facsimile equipment, parts relating to
   France)                                                             copiers and thermal paper

   Ricoh Asia Industry (Shenzhen) Ltd.                     42          Copiers, parts relating to copiers, and toner
   (Shenzhen, China)

   Shanghai Ricoh Facsimile Co., Ltd.                      17          Facsimile
   (Shanghai, China)

   GR Advanced Materials Ltd.                               4          Supplies relating to duplicators
   (Scotland, United Kingdom)
-----------------------------------------------------------------------------------------------------------------------

     Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investment in manufacturing facilities is being made for its long-term success.

Item 5. Operating and Financial Review and Prospects
        --------------------------------------------

OVERVIEW

     Ricoh is engaged primarily in the development, manufacturing, sales and servicing of office automation equipment, as well as digital cameras, advanced electronic devices and measuring equipment. Ricoh supports its office equipment business by offering customers various "solution" systems that work with personal computers and servers, and related product support and after-purchase services to assist customers in fully utilizing the Ricoh product that they purchase. Ricoh's support services include assisting customers in setting up their information technology environment or network administration. Ricoh also offers various supplies and peripheral products to be used with its products and systems.

     Ricoh's operating segments consist of Office Equipment, which includes Imaging Solutions, Network Input/Output Systems and Network System Solutions, and Other Businesses, which include optical equipment, such as digital cameras, electronic semiconductor devices and measuring equipment, as well as financing and logistics services. Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other, which includes China, Asia and Oceania. For additional details on Ricoh's business, see Item 4.B. Information on the Company - Business overview.

     Because of the global nature of Ricoh's operations, Ricoh's results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Although the economies of Japan and the United States began to exhibit some upswing momentum in the second half of fiscal year 2004, prospects for the business climate in which Ricoh operates remain unpredictable as a result of the continuing appreciation of the Japanese Yen against the U.S. Dollar, and also due to repercussions of the Iraq war, turmoil in the Middle East and other factors adversely affecting international stability. Management believes that it will still take some time for the Japanese economy to make a full recovery, due to such factors as the continued high rate of unemployment and the unlikelihood of an increase in income on an individual basis. In addition, the level of competition in our operating environment has increased significantly. The two most significant trends in the office equipment market are the shift in customers' demand toward color products from monochrome products and the movement toward digital networking systems from standalone devices. As these trends have accelerated, the level of competition has increased significantly in the market for color products and digital networking systems.

     Historically, Ricoh's revenues have come mainly from the manufacturing and retail of equipment (such as copiers and printers), while the key factor to achieving revenue growth in the current environment is the expansion of products and services for increased digitization, coloring and volume. To achieve sustained growth in the current environment, Ricoh's goal is to broaden its revenue and earnings base by increasing the total copying or printing volume of its customers (which Ricoh refers to as "Building

Total Document Volume") and the amount of revenue per copy or printed page. To attain this goal, Ricoh's strategies include (1) replacing monochrome products with color models at prices comparable to those of monochrome models, (2) expanding sales of high-speed models, and (3) deploying printing solutions so that customers can optimize the total output costs of their copiers and printers. In fiscal year 2004, net sales of MFPs overall increased by 29.4% as compared to fiscal year 2003. A 76.9% increase in net sales of MFPs with color capabilities in fiscal year 2004 as compared to fiscal year 2003 especially contributed to the 29.4% increase in net sales of overall MFPs as compared to fiscal year 2003. In contrast, sales of other imaging systems products (e.g., analog PPCs) for fiscal year 2004 decreased by 15.2% compared to fiscal year 2003.

     In this challenging environment, Ricoh strives to remain competitive and achieve sustained growth by placing a high priority on creating new customer values and managing its operations in a highly efficient manner. To this end, Ricoh continues to reinforce its technological strengths by making capital investments and investments in research and development to generate new values for its customers with Ricoh's products and services. At the same time, Ricoh is achieving steady progress in increased operating efficiency through cost-cutting measures across its business units, including the reduction of product costs and the streamlining of its business structure, as well as supply chain management. Ricoh is also pursuing increased efficiency in the use of financial resources. In fiscal year 2004, Ricoh reduced interest-bearing debt by Yen 51.8 billion, while increasing cash and cash equivalents at fiscal year-end 2004 by Yen 13.7 billion from the prior fiscal year-end to Yen 203.0 billion.

     Ricoh's consolidated net sales increased by 2.4% to Yen 1,780.2 billion for the fiscal year ended March 31, 2004, from Yen 1,738.3 billion for the fiscal year ended March 31, 2003, due primarily to the increase in net sales of higher-margin value-added digital-based Network Input/Output products, which was offset in part by a decline in sales of Imaging Solutions products, as well as to the positive effect in fiscal 2004 of the appreciation of the Euro relative to the Japanese Yen, which was partially offset by the depreciation of the U.S. Dollar relative to the Japanese Yen. Ricoh's operating income increased 12.2%, while operating income as a percentage of net sales increased from 7.7% to 8.4%, reflecting primarily Ricoh's ability to keep the rate of increase in selling, general and administrative expenses lower than the rate of increase in gross profit, as well as a one-time net gain of Yen 8.3 billion which was recognized in connection with the transfer of the substitutional portion of the Company and certain subsidiaries' employee pension fund liabilities to the Japanese government during fiscal year 2004. Excluding the effect of such transfer, Ricoh's operating income would have increased by 6.0%, while operating income as a percentage of net sales would have increased by 0.3 percentage point during fiscal year 2004.

CRITICAL ACCOUNTING POLICIES

     The preparation of the consolidated financial statements of Ricoh in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates and assumptions are subject to an inherent degree of uncertainty, and are based on Ricoh's historical experience, terms of existing contracts, Ricoh's observance of trends in the industry, information provided by its customers and information available from other outside sources, as appropriate. For a summary of the significant accounting policies, including the critical accounting policies discussed below, please see Note 2 to the Consolidated Financial Statements.

     Revenue Recognition
     -------------------

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

     Service revenues result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five years; however, most contracts can be cancelled at any time by the customer upon a short notice period.

     Ricoh enters into contractual arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

     Allowance for Doubtful Receivables
     ----------------------------------

     Ricoh performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by Ricoh's review of their current credit information. Ricoh continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that Ricoh has identified. While such credit losses have historically been within Ricoh's expectations and the provisions established, Ricoh cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of our customers could result in a material impact on Ricoh's consolidated results of operation and financial position.

     Pension Accounting
     ------------------

     Ricoh believes that pension accounting is critical for its financial statements because assumptions used to estimate pension benefit obligations and pension expenses can have a significant effect on its operating results and financial condition.

     The determination of Ricoh's benefit obligation, net periodic expense and, in fiscal year 2004 the gain on the transfer of the substitutional portion with respect to our pension liability is dependent upon our selection of certain assumptions used by actuaries and management in calculating such amounts. Those assumptions are described in Note 11 to the Consolidated Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from Ricoh's assumptions are accumulated and amortized over future periods and therefore, generally affect Ricoh's recognized expense and recorded obligation in such future periods. While Ricoh believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Ricoh's pension obligation and future expense.

     In preparing its financial statements for fiscal year 2004, Ricoh estimated a discount rate of 2.9% and an expected long-term rate of return of 2.5% on plan assets. In estimating the discount rate, Ricoh determined which of its long-term risk free debt securities have the same maturity period as the remaining service period, and matched this period with the remaining life expectancy of Ricoh's pension plan participants. In addition, Ricoh also took into account estimates with respect to future changes that are expected by management in the interest rates on its debt securities when determining the discount rate. Ricoh established the expected long-term rate of return on plan assets based on management's expectations in respect of the long-term returns of various plan asset categories in which it invests. Management developed expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

     Pursuant to the Contributed Benefit Pension Plan Law, Ricoh received from the Minister of Health, Labor and Welfare, effective January 1, 2003, an exemption from its obligation to contribute to the substitutional portion of its Employee Pension Fund ("EPF") for future employee services. In January 2004, Ricoh received from the Japanese government an exemption from its obligation to contribute to the substitutional portion of its EPF relating to past employee services. The transfer to the Japanese government of the substitutional portion of the EPF was completed on March 16, 2004. With respect to the accounting treatment of this transfer under accounting principles generally accepted in the United States of America, Ricoh accounted for the transfer in accordance with Emerging Issues Task Force Issue No. 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-02").

     In returning the substitutional portion of its employee pension fund liabilities, management exercised judgment and developed estimates, such as the discount rate and expected long-term rate of return, which judgment and estimates could materially affect Ricoh's results of operations and financial conditions.

     Impairment of Long-Lived Assets and Goodwill
     --------------------------------------------

     Ricoh believes that impairment of long-lived assets and goodwill is critical for its financial statements because Ricoh has significant amounts of property, goodwill, and other intangible assets, the recoverability of which or lack thereof, could significantly affect its results of operations.

     Ricoh periodically reviews the carrying value of its long-lived assets and goodwill for continued appropriateness. This review is based upon Ricoh's projections of anticipated future cashflows and estimated fair value of the reporting units for which goodwill is assigned. While Ricoh believes that its estimates of future cashflows are reasonable, different assumptions regarding such cashflows could materially affect Ricoh's evaluations.

     Ricoh reviews long-lived assets and acquired intangible assets with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. The recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cashflows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

     Impairment of Securities
     ------------------------

     Individual securities classified as available-for-sale securities are marked down to their then fair value to reflect any declines in market values determined to be other than temporary. These impairment losses are charged against earnings at the time that a decline has been determined to be other than temporary based primarily on the financial condition of the issuer and the extent and length of time of the decline. Investments whose market values have declined below cost and where such decline extend for nine months or more are automatically marked-down to their then fair values.

     Realizability of Deferred Tax Assets
     ------------------------------------

     Ricoh records a valuation allowance to reduce Ricoh's deferred tax assets to an amount that is more likely than not to be recoverable. Ricoh considers future market conditions, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which Ricoh operates, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event Ricoh were to determine that Ricoh would not be able to recover any portion of Ricoh's net deferred tax assets in the future, the unrecoverable portion of the deferred tax assets would be charged to earnings during the period in which such determination is made. Likewise, if Ricoh were to later determine that it is more likely than not that the net deferred tax assets would be recoverable, the previously recovered valuation allowance would be reversed. In order to recover its deferred tax assets, Ricoh must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located.

A. Operating results

     The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

                                            Millions of Yen (except percentages)                Thousands in
                                                    Year Ended March 31,                        U.S. Dollars       % Change

                                          2002                2003                2004              2004        2003      2004
-------------------------------------------------------------------------------------------------------------------------------
Net Sales                           1,672,340   100.0%  1,738,358   100.0%  1,780,245   100.0%  $17,117,740      3.9       2.4

Cost of Sales                         972,394    58.1%    993,009    57.1%  1,014,619    57.0%    9,755,952      2.1       2.2
-------------------------------------------------------------------------------------------------------------------------------

     Gross Profit                     699,946    41.9%    745,349    42.9%    765,626    43.0%    7,361,788      6.5       2.7

Selling, General and
   Administrative Expenses            570,251    34.1%    611,695    35.2%    623,935    35.0%    5,999,375      7.3       2.0
   Transfer of the substitutional
   portion of the Employee's
   Pension Fund:

   Settlement loss                         --                  --              48,657               467,856

   Subsidy from government                 --                  --             (56,972)             (547,808)
-------------------------------------------------------------------------------------------------------------------------------

      Operating income                129,695     7.8%    133,654     7.7%    150,006     8.4%    1,442,365      3.1      12.2
-------------------------------------------------------------------------------------------------------------------------------

Other (Income) Expenses:
   Interest and dividend income        (4,753)             (3,772)             (1,925)              (18,510)

   Interest expense                     8,233               6,853               5,290                50,865
   Foreign currency exchange
      (gain) loss, net                  5,732                 566               6,136                59,000

   Other, net                           6,533               6,537              (2,558)              (24,596)
-------------------------------------------------------------------------------------------------------------------------------

      Total                            15,745     1.0%     10,184     0.6%      6,943     0.4%       66,759    (35.3)    (31.8)
-------------------------------------------------------------------------------------------------------------------------------

Income before Income Taxes,
   Minority Interests and Equity
   in earnings of Affiliates and
   Cumulative Effect of
   Accounting Change                  113,950     6.8%    123,470     7.1%    143,063     8.0%    1,375,606      8.4      15.9
-------------------------------------------------------------------------------------------------------------------------------

Provisions for Income Taxes:           51,147     3.0%     51,984     3.0%     56,641     3.2%      544,625      1.6       9.0
-------------------------------------------------------------------------------------------------------------------------------

Income before Minority Interests
   and Equity in Earnings of
   Affiliates and Cumulative
   Effect of Accounting Change         62,803              71,486              86,422               830,981

Minority Interests                      3,080               1,376               4,094                39,365

Equity in Earnings of Affiliates        1,891               2,403               2,065                19,855
-------------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect
   of Accounting Change                61,614     3.7%     72,513     4.2%     84,393     4.7%      811,471     17.7      16.4
-------------------------------------------------------------------------------------------------------------------------------
Cumulative Effect of Accounting
   Change, Net of tax                      --                  --               7,373     0.5%       70,894       --        --
-------------------------------------------------------------------------------------------------------------------------------

     Net Income                        61,614     3.7%     72,513     4.2%     91,766     5.2%      882,365     17.7      26.6
-------------------------------------------------------------------------------------------------------------------------------
      Reference:
      Exchange Rates*

         US$ 1                     Yen 125.10          Yen 121.96          Yen 113.09                       Yen(3.14) Yen(8.87)

         EURO 1                    Yen 110.60          Yen 121.00          Yen 132.65                       Yen10.40  Yen11.65

*These rates are the annual average exchange rate of the daily average TTM rates published by The Bank of Tokyo Mitsubishi, Ltd. These rates are used when consolidating the financial results of Ricoh's overseas subsidiaries with those of the Company.
--------------------------------------------------------------------------------

SALES BY PRODUCT
--------------------------------------------------------------------------------

                                            Millions of Yen (except percentages)                              % Change
------------------------------------------------------------------------------------------   Thousands in   -----------
                                       2002                2003                2004          U.S. Dollars   2003   2004
-----------------------------------------------------------------------------------------------------------------------
   OFFICE EQUIPMENT
      Imaging Solutions            934,180    55.8%    859,713    49.5%    803,574    45.1%   $ 7,726,673   (8.0)  (6.5)
      Network Input/Output
         Systems                   344,247    20.6     463,379    26.7     558,237    31.4      5,367,663   34.6   20.5
      Network System Solutions     206,962    12.4     197,482    11.3     195,822    11.0      1,882,904   (4.6)  (0.8)
   OTHER BUSINESSES                186,951    11.2     217,784    12.5     222,612    12.5      2,140,500   16.5    2.2
-----------------------------------------------------------------------------------------------------------------------
         Total                   1,672,340   100.0%  1,738,358   100.0%  1,780,245   100.0%   $17,117,740    3.9    2.4
-----------------------------------------------------------------------------------------------------------------------

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

     NET SALES. Consolidated net sales of Ricoh for the fiscal year ended March 31, 2004 increased by 2.4% (or Yen 41.8 billion) to Yen 1,780.2 billion from Yen 1,738.3 billion for the fiscal year ended March 31, 2003. This was the 10th consecutive year in which Ricoh recorded revenue growth. The increase in net sales was primarily due to an increase in net sales in the Office Equipment segment and favorable foreign currency rates.

     The increase in net sales in the Office Equipment segment resulted from an increase in net sales in the Network Input/Output Systems category which was partially offset by a decrease in net sales in the Imaging Solutions category. As a percentage of net sales, sales in the Network Input/Output Systems category accounted for 31.4% of consolidated net sales, up 4.7 percentage points from the previous fiscal year. As many of Ricoh's customers are medium to large institutions that have increasing needs for improving operations by expanding their digital color networking capacity, printing systems in the Network Input/Output System product category which have networking and color capabilities, were in high demand during fiscal year 2004. In the fiscal year ended March 31, 2004, net sales of MFPs overall increased by 29.4% as compared to the fiscal year ended March 31, 2003. A 76.9% increase in net sales of MFPs with color capabilities in fiscal year 2004 as compared to fiscal year 2003 especially contributed to the 29.4% increase in net sales of overall MFPs as compared to fiscal year 2003.

     As a percentage of net sales, sales from the Imaging Solutions category accounted for 45.1% of consolidated net sales, down 4.4 percentage points from the previous fiscal year. While the decrease in net sales in the Imaging Solutions category reflected the shift in customer demand towards products that have networking capabilities, digital PPC products performed well in the overseas markets and sales of color PPC products continued to increase in Japan and the overseas market. Sales of the other products (e.g., analog PPC) in the Imaging Solutions category decreased by 15.2% in the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003, reflecting the recent trend away from analog-type equipment in favor of products with networking capabilities, such as MFPs and laser printers.

     With respect to the Other Input/Output systems, net sales in this category decreased 10.1%, due primarily to decreased demand of optical disc, especially in China, Asia and Oceania.

     Overall, an increase in net sales of higher-margin, value-added digital-based office equipment in the Network Input/Output System product category more than offset a decrease in net sales of some products in the Imaging Solutions product category (e.g., analog PPCs and facsimile machines). As a result, net sales in the Office Equipment segment accounted for a 1.8% increase in net sales before giving effect to foreign currency fluctuations.

     The appreciation of the Euro in relation to the Japanese Yen also contributed to the increase in net sales for the fiscal year ended March 31, 2004, more than offsetting the decrease in U.S. Dollar-denominated net sales when converted to Japanese Yen resulting from the depreciation of the U.S. Dollar in relation to the Japanese Yen.

     In the Other Business segment, where sales increased 2.2% as compared to the fiscal year ended March 31, 2003, optical equipment, leasing and other business performed favorably. On the other hand, sales of measuring equipment decreased due to sluggish market demand.

     COST OF SALES. Consolidated cost of sales for the fiscal year ended March 31, 2004 increased by 2.2% (or Yen 21.6 billion) to Yen 1,014.6 billion from Yen
993.0 billion for the fiscal year ended March 31, 2003. This increase was due primarily to the increase in net sales and to the appreciation of the Euro against the Japanese Yen that resulted in higher Japanese Yen equivalents of Euro-denominated cost of sales. As a percentage of net sales, however, cost of sales decreased slightly due to the elimination of costs associated with correcting the quality of Ricoh's measuring equipment, depreciation of the U.S. Dollar against the Japanese Yen, and various cost-cutting measures taken by Ricoh.

     The most significant factor contributing to the reduction in cost of sales as a percentage of net sales was Ricoh's resolution of quality problems relating to its measuring equipment expense during the fiscal year ended March 31, 2003. The elimination of this cost accounted for approximately Yen 8.0 billion of the cost of sales in fiscal year ended March 31, 2003. Ricoh did not incur any additional costs relating to this problem during the fiscal year ended March 31, 2004.

     The various cost-cutting measures undertaken by Ricoh during the fiscal year ended March 31, 2004 included the following: shortening the length of time in which products are designed by standardizing various product parts thereby allowing for the elimination of the cost of separately designing each product part when designing new products; increased utilization of standardized product components thereby increasing production efficiency; shifting production towards generic products that can be sold in various countries; making efforts to manage its supply chain by establishing a production process in which products are assembled once an order is placed at a local factory, thereby reducing the costs of inventory and distribution; procuring materials from suppliers at lower costs; and providing employee training programs and opportunities to its employees so that they obtain more experience and become more productive, thereby allowing Ricoh to minimize production line inefficiencies.

     GROSS PROFIT. Consolidated gross profit for the fiscal year ended March 31, 2004 increased by 2.7% to Yen 765.6 billion from Yen 745.3 billion for the fiscal year 2003. Gross margin increased by 0.1 percentage point from 42.9% of net sales for the fiscal year ended March 31, 2003 to 43.0% of net sales for the fiscal year ended March 31, 2004. Ricoh's gross margin increased as a result of the shift to higher-margin products and the cost-cutting efforts described above.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2004 increased by 2.0% (or Yen 12.2 billion) to Yen 623.9 billion from Yen 611.6 billion for the fiscal year ended March 31, 2003. This increase was primarily due to the following: (1) the appreciation of the Euro against the Japanese Yen that resulted in higher Japanese Yen equivalents of Euro-denominated expenses, which was partially offset by the depreciation of the U.S. Dollar against the Japanese Yen, (2) an increase in pension costs reflecting a Yen 5.9 billion loss resulting from the liquidation of a defined benefit plan that served as a supplemental plan for certain qualified employees, (3) a one-time advertising cost incurred in sponsoring the " '04 Ricoh Major League Baseball Opening Series" held in Tokyo in March 2004, (4) various advertising costs associated with the new release of ink-jet printers that use Ricoh's unique gel-jet technology in an effort to cultivate a market for ink-jet printers intended for business usage, and (5) strategic spending on research and development and back-office information systems development continuing from the previous fiscal year. Research and development expenses for the fiscal year ended March 31, 2004 increased by 10.7% (or Yen 8.9 billion) to Yen 92.5 billion from Yen 83.5 billion for the fiscal year ended March 31, 2003. For additional details as to expenditures on research and development activities, see Item 5.C.

     TRANSFER TO THE JAPANESE GOVERNMENT OF THE SUBSTITUTIONAL PORTION OF THE EMPLOYEE'S PENSION FUND. Ricoh completed its transfer to the Japanese government of the substitutional portion of the EPF pursuant to the Contributed Benefit Pension Plan Law during fiscal year 2004. As set forth under the heading "Pension Information" below, Ricoh accounted for the transfer in accordance with EITF 03-2. In applying EITF 03-2, Ricoh recognized a one-time gain of Yen 56.9 billion as a subsidy from the Japanese government. In addition, Ricoh recognized a one-time net loss of Yen 48.6 billion for the transfer of such substitutional portion of the EPF in accordance with EITF 03-2.

     OPERATING INCOME. Consolidated operating income for the fiscal year ended March 31, 2004 increased by 12.2% (or Yen 16.3 billion) to Yen 150.0 billion from Yen 133.6 billion for the fiscal year ended March 31, 2003. This increase was mainly due to (1) the higher rate of increase in gross profit relative to selling, general and administrative expenses between the fiscal years ended March 31, 2003 and 2004, and (2) net gain of Yen 8.3 billion on the transfer of the substitutional portion of the EPF to the Japanese government, which consisted of the subsidy from the government and the recognized net loss related to the transfer of the substitutional portion of the EPF to the Japanese government. Excluding the net effect of the transfer to the Japanese government of the substitutional portion of the EPF, operating income would have increased by 6.0%.

     INTEREST AND DIVIDEND INCOME. Consolidated interest and dividend income for the fiscal year ended March 31, 2004 decreased by Yen 1.8 billion to Yen 1.9 billion from Yen 3.7 billion for the fiscal year ended March 31, 2003. This decrease in consolidated interest and dividend income resulted primarily from lower interest rates and lower dividend income from Japanese companies whose performance has been adversely affected by difficult economic conditions in Japan. As dividend income that Ricoh received during fiscal year 2004 was based upon the financial results for the fiscal year 2003, dividend income did not increase despite improved economic conditions in Japan during the latter half of fiscal year 2004.

     INTEREST EXPENSE. Consolidated interest expense for the fiscal year ended March 31, 2004 decreased by Yen 1.5 billion to Yen 5.2 billion from Yen 6.8 billion for the fiscal year ended March 31, 2003. This decrease in consolidated interest expense resulted primarily from the decrease in the amount of Ricoh's interest-bearing debt outstanding for the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003. Ricoh was able to decrease its outstanding interest-bearing debt for fiscal year 2004 as it continued to utilize its group cash management systems in Japan, the United States and Europe as an alternative to external borrowings. As a result, Ricoh's interest-bearing debt as of March 31, 2004 decreased by Yen 51.8 billion to Yen 432.7 billion from Yen 484.6 billion as of March 31, 2003.

     FOREIGN CURRENCY EXCHANGE (GAIN) LOSS, NET. Consolidated foreign currency exchange loss, net included in other (income) expenses for the fiscal year ended March 31, 2004 increased by Yen 5.5 billion to a loss of Yen 6.1 billion from a loss of Yen 0.5 billion for the fiscal year ended March 31, 2003. This increase was primarily due to foreign exchange losses resulting from the appreciation of the Japanese Yen relative to the U.S. Dollar. While Ricoh uses foreign exchange currency forward contracts to manage the effects of foreign currency exchange risks, the U.S. Dollar depreciated relative to the Japanese Yen more rapidly than Ricoh expected throughout the fiscal year ended March 31, 2004 and Ricoh's hedging activities, which are short-term in nature, were not able to sufficiently cover such losses. The most significant monetary assets that caused the gain or loss were foreign currency denominated receivables. For additional information on Ricoh's foreign exchange hedging activities, see Item 11.

     OTHER, NET. Consolidated other, net included in other (income) expenses was income of Yen 2.5 billion for the fiscal year ended March 31, 2004 as compared to an expense of Yen 6.5 billion for the fiscal year ended March 31, 2003. A gain was recognized for the fiscal year ended March 31, 2004 primarily due to a realization of gains resulting from employee pension contributions by Ricoh of equity securities for the fiscal year ended March 31, 2004, while a loss was recognized for the fiscal year ended March 31, 2003 primarily due to the valuation loss of investment securities.

     TOTAL PROVISIONS FOR INCOME TAXES. Total consolidated provisions for income taxes for the fiscal year ended March 31, 2004 increased by 9.0% (or Yen 4.6 billion) to Yen 56.6 billion from Yen 51.9 billion for fiscal year ended March 31, 2003. This lower percentage increase in provisions for income taxes as compared to the percentage increase in income before income taxes, minority interests and equity in earnings of affiliates was primarily due to a decrease in the effective tax rate.

     The effective tax rate decreased by 2.5 percentage points to 39.6% for the fiscal year ended March 31, 2004 from 42.1% for the previous fiscal year. This
2.5 percentage points decrease in the effective tax rate was attributable to a tax credit being applied in Japan to (1) the increase in research and development expense and (2) investment in information technologies used by Ricoh. As a result, the effective tax rate was lower than the Japanese statutory tax rate. See Note 8 to the Consolidated Financial Statements.

     MINORITY INTERESTS. Consolidated minority interests for the fiscal year ended March 31, 2004 increased by Yen 2.7 billion to Yen 4.0 billion from Yen
1.3 billion for the fiscal year ended March 31, 2003. This increase primarily reflected an improvement in the business performance of Ricoh Elemex Corporation as it resolved the quality problems it faced with respect to its measuring equipment.

     EQUITY IN EARNINGS OF AFFILIATES. Consolidated equity in earnings of affiliates for the fiscal year ended March 31, 2004 decreased by Yen 0.3 billion to Yen 2.0 billion from Yen 2.4 billion for the fiscal year ended March 31, 2003. This decrease was primarily due to the conversion of Shanghai Ricoh Facsimile Co., Ltd. from an affiliate to a subsidiary in fiscal year 2004 through the purchase of the outstanding stock of such entity not already owned by Ricoh. As a result, Ricoh consolidated its interest in Shanghai Ricoh Facsimile Co., Ltd. for fiscal year 2004 rather than using the equity method as in the fiscal year ended March 31, 2003.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE. The cumulative effect of accounting change represents gains on marketable securities transferred to a pension trust in fiscal year 2000. In connection with a similar transfer made in fiscal year 2004, Ricoh changed its method of accounting for such transfers to reflect the realized gain upon transfer to the pension trust. For additional detail as to the accounting change that resulted in a recognition of gain, see Note 5 to the Consolidated Financial Statements.

OPERATING SEGMENTS

----------------------------------------------------------------------------------------------
                            Millions of Yen (except for percentages)
                            ----------------------------------------   Thousands in   % Change
                                   2003                 2004           U.S. Dollars
----------------------------------------------------------------------------------------------
OFFICE EQUIPMENT
   Net sales                 1,520,574   100.0%   1,557,633   100.0%   $14,977,240       2.4
   Operating expenses        1,329,776    87.5    1,353,304    86.9     13,012,538       1.8
   Operating income            190,798    12.5%     204,329    13.1%   $ 1,964,702       7.1
----------------------------------------------------------------------------------------------
OTHER BUSINESSES
   Net sales                   220,539   100.0%     225,074   100.0%   $ 2,164,173       2.1
   Operating expenses          222,772   101.0      220,391    97.9      2,119,144      (1.1)
   Operating income             (2,233)   (1.0%)      4,683     2.1%   $    45,029        --
----------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                    (2,755)              (2,462)             $ (23,673)
   Operating expenses           52,156               56,544                543,693
   Operating income            (54,911)             (59,006)             $(567,366)
----------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                 1,738,358   100.0%   1,780,245   100.0%   $17,117,740       2.4
   Operating expenses        1,604,704    92.3    1,630,239    91.6     15,675,375       1.6
   Operating income            133,654     7.7%     150,006     8.4%   $ 1,442,365      12.2
----------------------------------------------------------------------------------------------

Office Equipment

     Sales in the Office Equipment segment for the fiscal year ended March 31, 2004 increased by 2.4% (or Yen 37.0 billion) to Yen 1,557.6 billion from Yen 1,520.5 billion for the fiscal year ended March 31, 2003. This increase was primarily due to a boost in sales of high-margin, value-added digital-based products in the Printing Systems as printers with various functions, from input/output to sharing and administration as well as color capabilities, were introduced in a wide range of models from standard models to high-speed digital models. In fiscal year 2004, domestic and overseas sales of color PPC and MFPs grew, and the retail volume for laser printers increased, particularly in terms of color models. Sales continued to increase for support services, software, and other solutions aimed at satisfying the diverse needs of customers. However, sales from the optical disc business decreased, as compared to a gain during the previous fiscal year period. The increase in sales of Network Input/Output Systems products was partly offset by a decrease in sales of Imaging Solutions products in both Japan and the overseas markets. These sales results were consistent with Ricoh's efforts to support the shift in customers' demand to digital networking and color-based products from monochrome analog-based stand-alone products. This trend, which has been continuing in the last five years, is also reflected in Ricoh's sales results: as a percentage of total sales, the percentage of sales of Imaging Solutions decreased 16.9 percentage points from 62.0% to 45.1% in the past five years; conversely, the percentage of sales of Input/Output Systems increased 19.4 percentage points from 12.0% to 31.4% in the past five years. Ricoh forecasts that this trend will continue for at least the next few years based on its understanding of customers' demand.

     Sales in the Imaging Solutions product category for the fiscal year ended March 31, 2004 decreased by 6.5% (or Yen 56.1 billion) to Yen 803.5 billion from Yen 859.7 billion for the fiscal year ended March 31, 2003. In Digital Imaging Solutions, Ricoh strengthened its product lineup from standard models to high-speed digital models, in addition to introducing new color PPC products. Digital PPC products performed well in the overseas market and sales of color PPC products increased in both Japan and overseas. In Other Imaging Solutions, the decrease in sales reflected the shift from analog-type equipment to digital-type equipment and MFPs.

     In contrast to the above product lines that historically have been Ricoh's core business, the MFP and laser printer product lines under the Network Input/Output Systems product category have seen an increase in their sales volume in both Japan and overseas. This trend is especially noticeable from the increase in sales of color MFPs and color laser printers for the fiscal year ended March 31, 2004. To respond to this trend, Ricoh introduced new MFPs products, such as Imagio Neo 352/452 and Imagio Neo C385/C325 in Japan, and Aficio 2035/2045 and Aficio 1224C/1232C overseas. Ricoh also introduced new laser printer models, IPSiO NX85S and IPSiO CX7200 in the domestic market, and AP400/400N and Aficio CL3000 in the overseas market. All of these new products performed well in each of the markets where they were introduced.

     During the fiscal year ended March 31, 2004, Ricoh also continued its efforts to strengthen its sales in the Network Systems Solutions category of the solutions business relating to its office equipment products so as to assist its customers in optimizing their total printing costs. Such network system solutions include support services, document management applications and related software. These continuing efforts by Ricoh have led to an increase in domestic and overseas sales of its solutions products. Despite this increase in sales in the solutions business, sales of personal computers and servers, which are also included in the Network System Solutions category, continued to decline in Japan for the fiscal year ended March 31, 2004, reflecting sluggish information technology spending. As a result, overall sales within the Network System Solutions product category decreased for the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003.

     On the whole, the increase in sales in the Network Input/Output Systems product category exceeded the decrease in sales in the Imaging Solutions product category and the net sales in the Office Equipment segment increased by 2.4% for the year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003. Excluding the exchange rate fluctuations of the U.S. Dollar and the Euro to the Japanese Yen, sales in the Office Equipment segment would have increased by 1.8% (or Yen 27.6 billion) for the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003.

     Ricoh was able to lower operating expenses in the Office Equipment segment for the fiscal year ended March 31, 2004 by engaging in various cost reduction activities, such as streamlining its supply chain management. On the other hand, Ricoh increased strategic expenditures in its research and development activities and invested in enhancing its back-office information systems. As a result, operating expenses in the Office Equipment segment for the fiscal year ended March 31, 2004 increased by 1.8% (or Yen 23.5 billion) to Yen 1,353.3 billion from Yen 1,329.7 billion for the fiscal year ended March 31, 2003.

     As a result of the above factors, operating income for the Office Equipment segment for the fiscal year ended March 31, 2004 increased by 7.1% (or Yen 13.5 billion) to Yen 204.3 billion from Yen 190.7 billion for the fiscal year ended March 31, 2003. The operating income as a percentage of net sales for the fiscal year ended March 31, 2004 rose by 0.6 percentage point to 13.1% from 12.5% as compared to the fiscal year ended March 31, 2003, due primarily to the depreciation of the Japanese Yen relative to the Euro and an increase in the sale of higher-margin value-added products, which favorably affected profitability.

Other Business

     Sales in the Other Business segment for the fiscal year ended March 31, 2004 increased by 2.1% (or Yen 4.5 billion) to Yen 225.0 billion from Yen 220.5 billion for the fiscal year ended March 31, 2003. This increase in sales was due primarily to the favorable performance of optical equipment and leasing activities despite the fact that sales of measuring equipment became stagnant due to the sluggish market for such equipment as it entered a period of low demand. The increase in sales in the Other Business segment was also helped by the fact that no additional expenses were incurred to resolve the quality problems in measuring equipment, as compared to the fiscal year ended March 31, 2003.

GEOGRAPHIC SEGMENTS

----------------------------------------------------------------------------------------------
                            Millions of Yen (except for percentages)
                            ----------------------------------------   Thousands in   % Change
                                   2003                2004            U.S. Dollars
----------------------------------------------------------------------------------------------
JAPAN
   Net sales                 1,274,906   100.0%  1,313,197   100.0%    $ 12,626,894      3.0
   Operating expenses        1,188,760    93.2   1,215,875    92.6       11,691,106      2.3
   Operating income             86,146     6.8%     97,322     7.4%    $    953,788     13.0
----------------------------------------------------------------------------------------------
THE AMERICAS
   Net sales                   339,555   100.0%    320,753   100.0%    $  3,084,163     (5.5)
   Operating expenses          325,228    95.8     305,284    95.2        2,935,423     (6.1)
   Operating income             14,327     4.2%     15,469     4.8%    $    148,740      8.0
----------------------------------------------------------------------------------------------
EUROPE
   Net sales                   355,962   100.0%    404,416   100.0%    $  3,888,615     13.6
   Operating expenses          337,693    94.9     382,383    94.6        3,676,759     13.2
   Operating income             18,269     5.1%     22,033     5.4%    $    211,856     20.6
----------------------------------------------------------------------------------------------
OTHER
   Net sales                   169,834   100.0%    193,341   100.0%    $  1,859,048     13.8
   Operating expenses          159,864    94.1     182,870    94.6        1,758,365     14.4
   Operating income              9,970     5.9%     10,471     5.4%    $    100,683      5.0
----------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                  (401,899)           (451,462)             ($4,340,980)
   Operating expenses         (406,841)           (456,173)              (4,386,278)
   Operating income              4,942               4,711             $     45,298
----------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                 1,738,358   100.0%  1,780,245   100.0%    $ 17,117,740      2.4
   Operating expenses        1,604,704    92.3   1,630,239    91.6       15,675,375      1.6
   Operating income            133,654     7.7%    150,006     8.4%    $  1,442,365     12.2
----------------------------------------------------------------------------------------------

Japan

     Sales in Japan for the fiscal year ended March 31, 2004 increased by 3.0% (or Yen 38.2 billion) to Yen 1,313.1 billion from Yen 1,274.9 billion for the fiscal year ended March 31, 2003. Sales to other Ricoh companies located outside of this geographic segment increased by 9.5% (or Yen 30.4 billion) between the fiscal years ended March 31, 2004 and 2003, due primarily to the depreciation of the Japanese Yen against the Euro and increased exports of products from Japan. In terms of sales to external customers, Ricoh recorded an increase in sales of its Printing Systems, such as MFPs and laser printers. This increase reflects the results of Ricoh's strategic promotion activities and marketing strategy in the Office Equipment segment, which focused on responding to the change in customer demand from stand-alone monochrome products to networkable color products. In addition, sales of solution business products such as support services, document management applications and other software increased in this geographic segment. The increase in sales of MFPs, laser printers and solution business products is a trend that has continued in fiscal year 2004. Meanwhile, sales in analog equipment decreased as such equipment was replaced with MFPs and color equipment, and sales of personal computers and servers declined as a result of restrained spending on information technology equipment in Japan. In the Other Business segment, sales for measuring equipment decreased due to the sluggish market for such equipment, although leasing and other businesses performed favorably compared to the previous fiscal year.

     Operating expenses in this geographic segment for the fiscal year ended March 31, 2004 increased by 2.3% (or Yen 27.1 billion) to Yen 1,215.8 billion from Yen 1,188.7 billion for the fiscal year ended March 31, 2003. This increase in operating expenses was primarily due to an increase in sales volume, especially in exports to foreign countries. Even though net sales in this segment increased by 3.0% as compared to the previous year, operating expense increased by only 2.3% as compared to the previous year. This was primarily due to (1) the increase in sales of value-added high-margin products, such as MFPs and products with color capabilities, (2) no additional expenses being incurred during fiscal year 2004 to resolve the quality problems that arose with respect to measuring equipment during the fiscal year ended March 31, 2003, and (3) the net gain of Yen 8.3 billion recognized from the transfer to the Japanese government of the substitutional portion of the EPF in respect of this geographic segment for the fiscal year ended March 31, 2004.

     Because the increase in sales was greater than the increase in operating expenses, operating income in Japan for the fiscal year ended March 31, 2004 increased by 13.0% (or Yen 11.1 billion) to Yen 97.3 billion from Yen 86.1 billion for the fiscal year ended March 31, 2003. Excluding net gains recognized from the transfer to the Japanese government of the substitutional portion of the EPF, operating income in Japan would have increased by 3.3%.

The Americas

     Sales in the Americas for the fiscal year ended March 31, 2004 decreased by 5.5% (or Yen 18.8 billion) to Yen 320.7 billion from Yen 339.5 billion for the fiscal year ended March 31, 2003, primarily due to the appreciation of the Japanese Yen against the U.S. Dollar. Despite repercussions from the Iraq war, turmoil in the Middle East, and severe competition in the Americas, Ricoh enhanced its existing sales channels and devoted significant effort to the retail of MFPs, color PPCs and color laser printer as these products are responsive to customers' changing needs for networking, coloration, and high speed products. In addition, Ricoh focused on marketing and promotional efforts towards major corporate clients for the fiscal year ended March 31, 2004. Nevertheless, the decrease in net sales due to the appreciation of the Japanese Yen against the U.S. Dollar exceeded the increase in net sales in the local currency. Without foreign currency fluctuations, net sales in the Americas would have increased by 1.9%.

     Although sales in the Americas decreased as mentioned above, operating expenses in this geographic segment for the fiscal year ended March 31, 2004 decreased by a greater percentage due to (1) a greater percentage of sales being derived from higher-margin value-added digital-based office equipment such as MFPs, color PPCs and color laser printers, which share similar parts thereby allowing Ricoh to achieve cost efficiencies, and (2) on-going cost-cutting efforts through the management of the supply chain and other activities.

Europe

     Sales in Europe for the fiscal year ended March 31, 2004 increased by 13.6% (or Yen 48.4 billion) to Yen 404.4 billion from Yen 355.9 billion for the fiscal year ended March 31,

2003, due primarily to the depreciation of the Japanese Yen against the Euro and an increase in sales of Printing Systems, such as MFPs and laser printers, reflecting Ricoh's efforts to strengthen its sales networks and continuously reinforce its brand power. In Europe, sales of products with color capability increased greatly compared to the previous fiscal year. Continuing the trend from previous fiscal years, Ricoh extended in fiscal year 2004 its number one ranking in terms of market share in the sales of copiers and MFPs in Europe.

     Despite the increase in sales in this geographic segment, as noted above, operating expenses in this geographic segment for the fiscal year ended March 31, 2004 increased by a lower percentage as compared to the percentage increase in sales, due to (1) a greater portion of its sales being derived from higher-margin value-added digital-based office equipment, especially with color capabilities, (2) Ricoh' ability to relocate its production facilities for those products closer to its customers, thereby eliminating costs associated with transporting such finished products, and (3) the depreciation of the Japanese Yen against the Euro.

Other

     Sales in the Other geographic segment, which includes China, Asia and Oceania for the fiscal year ended March 31, 2004 increased by 13.8% (or Yen 23.5 billion) to Yen 193.3 billion from Yen 169.8 billion for the fiscal year ended March 31, 2003. Sales of Printing Systems increased, reflecting a full-fledged shift to digital, networkable and color products from stand-alone, analog and monochrome equipment in this geographic segment, while demand for optical discs and semiconductor sales decreased. The increase in sales of Printing Systems exceeded the decrease in sales of optical discs and semiconductors.

     Ricoh Asia Industry (Shenzhen), Ltd., a manufacturing subsidiary in China which mainly manufactures low-end digital PPCs and MFPs, continued to contribute to increased sales in this geographic segment. This subsidiary also provides Ricoh with access to lower labor costs in China. The products manufactured by this subsidiary have been exported to marketing operations in Japan, the U.S. and Europe. Ricoh maintained a high production level at this subsidiary for the fiscal year ended March 31, 2004 to respond to an increase in demand for digital PPCs and MFPs in the various markets around the world.

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

     NET SALES. Consolidated net sales for the fiscal year ended March 31, 2003 increased by 3.9% (or Yen 66.0 billion) to Yen 1,738.3 billion from Yen 1,672.3 billion for the fiscal year ended March 31, 2002. The U.S. Dollar depreciated in relation to the Japanese Yen for the fiscal year ended March 31, 2003 compared to the fiscal year ended March 31, 2002, resulted in a decrease in U.S. Dollar-denominated net sales. The increase in net sales resulting from the appreciation of the Euro was greater than the decrease in net sales resulting from the depreciation of the U.S. Dollar. Accordingly, net sales for the fiscal year ended March 31, 2003 increased compared to the net sales for the fiscal year ended March 31, 2002. Excluding the appreciation of the Euro and the depreciation of the U.S. Dollar, net sales would have increased by 2.7%.

     An increase in net sales in the Office Equipment segment, which resulted primarily from a boost in net sales in the Network Input/Output Systems product category, also contributed to the increase in consolidated net sales. More specifically, in the Network Input/Output Systems product category, Ricoh launched new networkable MFPs and laser printers to meet customer needs during fiscal year 2003. Sale of higher-margin value-added digital-based equipment especially contributed to the increase in net sales in this product category. This increase in net sales principally in the Network Input/Output Systems product category was offset by a decrease in domestic sales of products in the Imaging Solutions product category due to Japan's prolonged recession. The decrease in sales in the Imaging Solutions product category was primarily due to the shift in customer needs in Japan towards products that are included in the Network Input/Output systems category, such as MFPs and laser printers machines. All in all, net sales in the Office Equipment segment resulting from an increase in net sales of higher-margin value-added digital-based office equipment in the Network Input/Output Systems product category offset by the domestic decrease in net sale in the Imaging Solutions product category, accounted for a 2.4% increase in net sales.

     In particular, Ricoh's introduction of new MFPs and laser printers, which are higher-margin value-added digital-based office equipment products, in the Network Input/Output Systems category contributed to the increase in net sales for the fiscal year ended March 31, 2003 when compared to the fiscal year ended March 31, 2002. Printers with color printing capabilities in both of these Network Input/Output Systems product lines especially contributed to the increase in net sales, as customers demand for color printers increased. Sales of MFPs increased by 31.1% and sales of laser printers increased by 44.7% for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002. Sales in the digital PPC product line in the overseas market increased by 4.2% as customer needs for digital printing equipment increased. However, during the fiscal year ended March 31, 2003, sales in the analog PPC product line decreased by 23.4% as compared to the fiscal year ended March 31, 2002 as customer needs shifted towards digital equipment. Sales also decreased in the facsimile machine product line by 16.4% for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002 as alternative methods to facsimile transmission, such as scanning and emailing documents, became more widespread.

     COST OF SALES. Consolidated cost of sales for the fiscal year ended March 31, 2003 increased by 2.1% (or Yen 20.6 billion) to Yen 993.0 billion from Yen
972.3 billion for the fiscal year ended March 31, 2002. This increase was due primarily to an increase in net sales and the appreciation of the Euro to the Japanese Yen resulting in higher Japanese Yen equivalents of Euro-denominated cost of sales. These increases were offset by various cost-cutting measures taken by Ricoh as discussed below.

     As a percentage of net sales, cost of sales decreased by 1.0% to 57.1% for the fiscal year ended March 31, 2003 from 58.1% for the fiscal year ended March 31, 2002. Cost of sales increased by only 2.1% even though net sales increased by 3.9% for the same periods, primarily due to various cost-cutting measures taken by Ricoh. These cost-cutting measures included the following: (1) procuring materials from suppliers at lower costs, and (2) providing employee training programs and opportunities to its employees so that they obtain more experience and become more productive, thereby allowing Ricoh to minimize and eliminate production line inefficiencies. The increase in sales of higher-margin value-added digital-based products also allowed Ricoh to take advantage of production efficiencies that result from using standardized equipment parts or standardized production specifications, thereby attaining higher recovery of fixed costs.

     GROSS PROFIT. Consolidated gross profit for the fiscal year ended March 31, 2003 increased by 6.5% (or Yen 45.4 billion) to Yen 745.3 billion from Yen 699.9 billion for the fiscal year ended March 31, 2002.

     As a percentage of net sales, gross profit increased by 1.0% to 42.9% for the fiscal year ended March 31, 2003 from 41.9% for the fiscal year ended March 31, 2002. This increase in gross profit as a percentage of net sales was primarily due to the various cost-cutting measures taken by Ricoh and the increase in net sales of the higher-margin value-added digital-based products (notably MFPs and laser printers) in both Japan and abroad, as discussed above, while the company incurred additional costs to correct quality problems on some of its measuring equipment.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2003 increased by 7.3% (or Yen 41.4 billion) to Yen 611.6 billion from Yen 570.2 billion for the fiscal year ended March 31, 2002, due primarily to the following reasons:
(1) the appreciation of the Euro to the Japanese Yen that resulted in higher Japanese Yen equivalents of Euro-denominated expenses and (2) strategic spending on research and development and back-office information systems development. Research and development expenses for the fiscal year ended March 31, 2003 increased by 3.4% (or Yen 2.7 billion) to Yen 83.5 billion from Yen 80.7 billion for the fiscal year ended March 31, 2002. For additional detail as to expenditures on research and development activities, see Item 5.C.

     OPERATING INCOME. Consolidated operating income for the fiscal year ended March 31, 2003 increased by 3.1% (or Yen 3.9 billion) to Yen 133.6 billion from Yen 129.6 billion for the fiscal year ended March 31, 2002. Despite the fact that the percentage increase in selling, general and administrative expenses between the fiscal years ended March 31, 2002 and 2003 was greater than the percentage increase in gross profit for the same fiscal years, Ricoh's operating income increased by 3.1% due to the fact that the total gross profit amount was higher than the amount for selling, general and administrative expenses.

     INTEREST AND DIVIDEND INCOME. Consolidated interest and dividend income for the fiscal year ended March 31, 2003 decreased by Yen 0.9 billion to Yen 3.7 billion from Yen 4.7 billion for the fiscal year ended March 31, 2002. This decrease in consolidated interest and dividend income resulted primarily from lower interest rates and difficult economic conditions in Japan.

     INTEREST EXPENSE. Consolidated interest expense for the fiscal year ended March 31, 2003 decreased by Yen 1.3 billion to Yen 6.8 billion from Yen 8.2 billion for the fiscal year ended March 31, 2002. This decrease in consolidated interest expense resulted primarily from the decrease in the amount of Ricoh's interest-bearing debt outstanding for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002. Ricoh was able to decrease outstanding interest-bearing debt for the fiscal year 2003 as it used its cash management systems in Japan, the United States and Europe as an alternative method of obtaining funds. As a result, Ricoh's interest-bearing debt as of March 31, 2003 decreased by Yen 76.7 billion to Yen 484.6 billion from Yen 561.4 billion for the fiscal year ended March 31, 2002.

     FOREIGN CURRENCY EXCHANGE (GAIN) LOSS, NET. Consolidated foreign currency exchange loss, net included in other (income) expenses for the fiscal year ended March 31, 2003 decreased by Yen 5.1 billion to a loss of Yen 0.5 billion from a loss of Yen 5.7 billion for the fiscal year ended March 31, 2002. This decrease was primarily due to foreign exchange gains resulting from the depreciation of the Japanese Yen relative to the Euro.

     OTHER, NET. Consolidated other, net included in other (income) expenses for the fiscal year ended March 31, 2003 did not change significantly from the other, net for the fiscal year ended March 31, 2002. Consolidated other, net for the fiscal year ended March 31, 2003 mainly consisted of valuation loss of investment securities.

     TOTAL OTHER (INCOME) EXPENSES. Consolidated total other expenses, net for the fiscal year ended March 31, 2003 decreased by 35.3% (or Yen 5.5 billion) to Yen 10.1 billion from Yen 15.7 billion for the fiscal year ended March 31, 2002. This significant decrease in total other expenses, net was due primarily to the significant decrease in foreign currency exchange losses and the decrease in interest expense as discussed above.

     INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND EQUITY IN EARNINGS OF AFFILIATES. Consolidated income before income taxes, minority interests and equity in earnings of affiliates for the fiscal year ended March 31, 2003 increased by 8.4% (or Yen 9.5 billion) to Yen 123.4 billion from Yen 113.9 billion for the fiscal year ended March 31, 2002, even though operating income increased by only 3.1% for the same periods. This higher percentage increase of income before income taxes, minority interests and equity in earnings of affiliates was attributable to the 35.3% decrease in other expenses, net during the same period.

     TOTAL PROVISIONS FOR INCOME TAXES. Total consolidated provisions for income taxes for the fiscal year ended March 31, 2003 increased by 1.6% (or Yen 0.8 billion) to Yen 51.9 billion from Yen 51.1 billion for the fiscal year ended March 31, 2002. This lower percentage increase in provisions for income taxes as compared to the percentage increase in income before income taxes, minority interests and equity in earnings of affiliates was primarily due to a decrease in the effective tax rate.

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

     MINORITY INTERESTS. Consolidated minority interests for the fiscal year ended March 31, 2003 decreased by Yen 1.7 billion to Yen 1.3 billion from Yen
3.0 billion for the fiscal year ended March 31, 2002. This decrease was primarily attributable to the losses generated by Ricoh's manufacturing affiliates in Japan to resolve quality problems in its measuring equipment.

     EQUITY IN EARNINGS OF AFFILIATES. Consolidated equity in earnings of affiliates for the fiscal year ended March 31, 2003 increased by Yen 0.5 billion to Yen 2.4 billion from Yen 1.8 billion for the fiscal year ended March 31, 2002. This increase was primarily due to the increase in net income of Ricoh's foreign affiliates.

OPERATING SEGMENTS

-------------------------------------------------------------------------------
                            Millions of Yen (except for percentages)
                            ----------------------------------------
                                  2002                2003             % Change
-------------------------------------------------------------------------------

OFFICE EQUIPMENT
   Net sales                 1,485,389   100.0%  1,520,574   100.0%       2.4
   Operating expenses        1,304,079    87.8   1,329,776    87.5        2.0
   Operating income            181,310    12.2%    190,798    12.5%       5.2
-------------------------------------------------------------------------------
OTHER BUSINESSES
   Net sales                   190,815   100.0%    220,539   100.0%      15.6
   Operating expenses          187,424    98.2     222,772   101.0       18.9
   Operating income              3,391     1.8%    (2,233)    (1.0%)       --
-------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                    (3,864)             (2,755)
   Operating expenses           51,142              52,156
   Operating income            (55,006)            (54,911)
-------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                 1,672,340   100.0%  1,738,358   100.0%       3.9
   Operating expenses        1,542,645    92.2   1,604,704    92.3        4.0
   Operating income            129,695     7.8%    133,654     7.7%       3.1
-------------------------------------------------------------------------------

Office Equipment

     Sales in the Office Equipment segment for the fiscal year ended March 31, 2003 increased by 2.4% (or Yen 35.1 billion) to Yen 1,520.5 billion from Yen 1,485.3 billion for the fiscal year ended March 31, 2002. This increase was primarily due to (i) a boost in sales of Printing Systems as printers with increased printing speed, network capabilities and color printing capabilities were introduced and (ii) an increase in sales of Other Input/Output Systems mainly due to the increase in sales of DVDs in the United States and CD-R/RW shipments in other regions. This increase in sales of Network Input/Output Systems products was partly offset by a decrease in sales of Imaging Solutions products, as domestic sales of Digital Imaging Solutions products decreased, and sales of Other Imaging Solutions products decreased both in Japan and the overseas markets. These sales results are consistent with Ricoh's effort to support the shift in customers' demand to digital networking and color-based products from monochrome analog-based stand-alone products.

     Sales in the Imaging Solutions product category for the fiscal year ended March 31, 2003 decreased by 8.0% (or Yen 74.4 billion) to Yen 859.7 billion from Yen 934.1 billion for the fiscal year ended March 31, 2002. In Digital Imaging Solutions, Ricoh strengthened its product lineup with new digital PPC offerings, which included both low-end models and high-end models. Despite the introduction of new digital PPC products, sales of digital PPC products decreased domestically due to the depressed Japanese economy and the shift towards MFPs included in the Network Input/Output Systems product category. Sales of digital PPC products increased, however, in Europe and the other regions. In Other Imaging Solutions, sales decreased reflecting the trend from analog-type equipment to digital-type equipment and MFPs. The profit margin of such analog-based office equipment has decreased over the past years in line with the decrease in sales of this equipment as analog-based equipment are being replaced by digital-based equipment.

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

     For the fiscal year ended March 31, 2003, Ricoh also strengthened its sales of various Network System Solutions products relating to its office equipment products to assist its customers in optimizing their total printing costs. Such network system solutions included support services, document management applications and related software. Sales in these Network System Solutions products increased both in Japan and the overseas market. In contrast, sales of personal computers and servers, which also fall within the Network System Solutions product category, continued to decline in Japan for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002, due to sluggish information technology spending in Japan. As a result, sales within the Network System Solutions product category decreased for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002.

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

     With respect to operating expenses, Ricoh was able to lower operating expenses for the fiscal year ended March 31, 2003 as production of various digital-based office equipment was shifted to factories located in China where production costs are lower than other locations. Ricoh's productivity for its production lines in China also increased due to the application of continuous cost-cutting efforts. On the other hand, Ricoh increased strategic expenditures in research and development activities and back-office information systems development. As a result, operating expenses in the Office Equipment segment for the fiscal year ended March 31, 2003 increased by 2.0% (or Yen 25.6 billion) to Yen 1,329.7 billion from Yen 1,304.0 billion for the fiscal year ended March 31, 2002.

     As a result of the above factors, operating income within the Office Equipment segment for the fiscal year ended March 31, 2003 increased by 5.2% (or Yen 9.4 billion) to Yen 190.7 billion from Yen 181.3 billion for the fiscal year ended March 31, 2002. The operating income as a percentage of net sales for the fiscal year ended March 31, 2003 rose by 0.3 percentage point to 12.5% from 12.2% as compared to the fiscal year ended March 31, 2002, due primarily to the depreciation of the Japanese Yen to the Euro, which favorably affected profitability.

Other Business

     Sales within the Other Business segment for the fiscal year ended March 31, 2003 increased by 15.6% (or Yen 29.7 billion) to Yen 220.5 billion from Yen
190.8 billion for the fiscal year ended March 31, 2002. As a percentage of total sales, sales to unaffiliated customers within the Other Business segment increased by 1.3% from 11.2% for the fiscal year ended March 31, 2002 to 12.5% for the fiscal year ended March 31, 2003. This increase in sales was due primarily to the recovery in demand for semiconductors in the domestic market and a buoyant increase in demand in the overseas markets. The steady performance of the leasing business also contributed to the increase in sales in this segment. At the same time, however, Ricoh incurred additional expense to resolve quality problems in its measuring equipment, which shortened the life of such equipment.

     As a result, operating income within the Other Business segment for the fiscal year ended March 31, 2003 decreased by Yen 5.6 billion to Yen 2.2 billion net loss from Yen 3.3 billion for the fiscal year ended March 31, 2002.

GEOGRAPHIC SEGMENTS

--------------------------------------------------------------------------------
                            Millions of Yen (except for percentages)
---------------------------------------------------------------------   % Change
                                       2002                2003         --------
                            -----------------------------------------
JAPAN
   Net sales                    1,248,691   100.0%  1,274,906   100.0%     2.1
   Operating expenses           1,142,522    91.5   1,188,760    93.2      4.0
   Operating income               106,169     8.5%     86,146     6.8%   (18.9)
--------------------------------------------------------------------------------
THE AMERICAS
   Net sales                      346,953   100.0%    339,555   100.0%    (2.1)
   Operating expenses             335,521    96.7     325,228    95.8     (3.1)
   Operating income                11,432     3.3%     14,327     4.2%    25.3
--------------------------------------------------------------------------------
EUROPE
   Net sales                      313,351   100.0%    355,962   100.0%    13.6
   Operating expenses             301,152    96.1     337,693    94.9     12.1
   Operating income                12,199     3.9%     18,269     5.1%    49.8
--------------------------------------------------------------------------------
OTHER
   Net sales                      146,947   100.0%    169,834   100.0%    15.6
   Operating expenses             139,874    95.2     159,864    94.1     14.3
   Operating income                 7,073     4.8%      9,970     5.9%    41.0
--------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                     (383,602)           (401,899)
   Operating expenses            (376,424)           (406,841)
   Operating income                (7,178)              4,942
--------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                    1,672,340   100.0%  1,738,358   100.0%     3.9
   Operating expenses           1,542,645    92.2   1,604,704    92.3      4.0
   Operating income               129,695     7.8%    133,654     7.7%     3.1
--------------------------------------------------------------------------------

Japan

     Sales in Japan for the fiscal year ended March 31, 2003 increased by 2.1% (or Yen 26.2 billion) to Yen 1,274.9 billion from Yen 1,248.6 billion for the fiscal year ended March 31, 2002. Sales to external customers in this geographic segment increased by 1.6% (or Yen 15.3 billion) between the fiscal year ended March 31, 2003 and 2002, due primarily to the depreciation of the Japanese Yen relative to the Euro and higher exports of products manufactured in Japan. Despite the continuing recession in Japan, Ricoh recorded an increase in sales of its Printing Systems such as MFPs and laser printers, which reflects the shift in customer demand from stand-alone monochrome products to networkable color products and extended marketing efforts of such products undertaken by Ricoh. In addition, sales in the Network System Solutions business such as support services, document management applications and software also increased. On the other hand, sales declined for analog PPCs, facsimile machines, and personal computers and servers, as a result of restrained spending on information technology equipment. In the Other Business segment, the demand for semiconductors in Japan increased due to the recovery in demand in the businesses that use Ricoh's semiconductors, while the demand for measuring equipment decreased due primarily to a low demand cycle for such equipment. In addition to the increase in sales to external customers in Japan, intersegment sales increased by 3.5% (or Yen 10.8 billion) for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002 in Japan. Intersegment sales of office equipment rose amid strong exports and the appreciation of the Euro relative to the Japanese Yen. Export of high-speed PPCs, MFPs and laser printers, which are mostly manufactured in Japan, increased, as demand for such equipment increased in foreign countries.

     Operating expenses in this geographic segment for the fiscal year ended March 31, 2003 increased by 4.0% (or Yen 46.2 billion) to Yen 1,188.7 billion from Yen 1,142.5 billion for the fiscal year ended March 31, 2002. This increase in operating expenses was primarily due to an increase in sales volume. In addition, Ricoh incurred additional expenses to resolve the quality problems that arose with respect to its measuring equipment and to comply with changes in the laws and regulations of Japan affecting social insurance premiums. Although Ricoh took various cost-cutting measures to lower its expenses, such cost-cutting measures did not offset the additional expense incurred by Ricoh in this geographic segment. The cost-cutting measures taken by Ricoh included the following: (1) reduction of expenses incurred in connection with the procurement of materials from its suppliers, and (2) minimizing and eliminating inefficiencies in its production lines as employees became more productive through enhanced training and as they gained more experience.

     As a result of the increase in operating expenses in excess of the increase in sales described above, operating income in Japan for the fiscal year ended March 31, 2003 decreased by 18.9% (or Yen 20.0 billion) to Yen 86.1 billion from Yen 106.1 billion for the fiscal year ended March 31, 2002. As a percentage of sales, operating income in Japan declined for the fiscal year ended March 31, 2003 by 1.7% as compared to the fiscal year ended March 31, 2002.

The Americas

     Sales in the Americas for the fiscal year ended March 31, 2002 decreased by 2.1% (or Yen 7.3 billion) to Yen 339.5 billion from Yen 346.9 billion for the fiscal year ended March 31, 2002, primarily due to the appreciation of the Japanese Yen to the U.S. Dollar. Despite the economic slowdown in the United States and severe competition in the Americas, Ricoh expanded its existing sales channels to major corporate clients through Lanier Worldwide, Inc. ("Lanier"), especially in North America, for the fiscal year ended March 31, 2003. Through such expanded marketing channels, Ricoh increased sales of its new printing systems to match customer demand that shifted from analog-based products to networked digital PPC and color models. As a result of such stepped up sales efforts, sales of digital PPCs and MFPs increased in this geographic segment for the fiscal year ended March 31, 2003.

     Though sales in the Americas decreased, as mentioned above, operating expenses in this geographic segment for the fiscal year ended March 31, 2003 decreased by a greater percentage as compared to the percentage decrease in sales, due to the fact that a greater portion of the higher-margin value-added digital-based office equipment was sold to wholesalers. This sales strategy was used by Lanier to increase the sale of digital-based office equipment. The greater percentage decrease in operating expenses was also due to the appreciation of the Japanese Yen relative to the U.S. Dollar.

     As a result, operating income in the Americas for the fiscal year ended March 31, 2003 increased by 25.3% (or Yen 2.8 billion) to Yen 14.3 billion from Yen 11.4 billion for the fiscal year ended March 31, 2002.

Europe

     Sales in Europe for the fiscal year ended March 31, 2003 increased by 13.6% (or Yen 42.6 billion) to Yen 355.9 billion from Yen 313.3 billion for the fiscal year ended March 31, 2002, due primarily to the depreciation of the Japanese Yen to the Euro and an increase in sales of higher-margin digital-based office equipment, such as digital PPC and MFPs, as customer demand for such products increased in Europe. Continuing the trend from previous fiscal years, Ricoh was ranked number one in terms of market share in sales of digital PPCs and MFPs in Europe.

     Despite the increase in sales in this geographic segment, as noted above, operating expenses in this geographic segment for the fiscal year ended March 31, 2002 increased by a lower percentage amount as compared to the percentage increase in sales, as Ricoh was able to relocate its production facilities for higher-margin value-added digital-based office equipment closer to its customers, thereby eliminating costs associated with transporting such finished products.

     As a result, operating income in this segment for the fiscal year ended March 31, 2003 increased by 49.8% (or Yen 6.0 billion) to Yen 18.2 billion from Yen 12.1 billion for the fiscal year ended March 31, 2002.

Other

     Sales in the Other geographic segment, which includes countries such as China, for the fiscal year ended March 31, 2003 increased by 15.6% (or Yen 22.8 billion) to Yen 169.8 billion from Yen 146.9 billion for the fiscal year ended March 31, 2002, due primarily to a full-fledged shift to digital, networkable and color products from stand-alone, analog and monochrome equipment in this geographic segment. Demand for optical discs also continued to improve in response to the strong demand in such products, while semiconductor sales remained solid.

     Ricoh Asia Industry (Shenzhen), Ltd., a manufacturing subsidiary in China which mainly manufactures low-end digital PPCs and MFPs, continued to contribute to increased sales in this geographic segment. This subsidiary also provides Ricoh with access to lower labor costs in China. The products manufactured by this subsidiary have been exported to marketing operations in Japan, the U.S. and Europe, and its sales volume has increased annually. Ricoh also established a regional headquarters in China during the fiscal year ended March 31, 2003 to focus on integrating manufacturing, sales and services, and to support strategic growth in the promising Chinese market.

     As a result, operating income in the Other geographic segment for the fiscal year ended March 31, 2003 increased by 41.0% (or Yen 2.8 billion) to Yen
9.9 billion from Yen 7.0 billion for the fiscal year ended March 31, 2002.

PENSION INFORMATION

     Ricoh, like many large corporations in Japan, has an Employee Pension Fund ("EPF"), which is a defined benefit pension fund established under the Japanese Welfare Pension Insurance Law ("JWPIL"). This fund is composed of (i) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (ii) a corporate portion based on a contributory defined benefit pension arrangement established by Ricoh. The fund assets of the EPF are invested and managed as a single portfolio for the entire EPF and are not statutorily attributed to the substitutional and corporate portions. The substitutional portion represented 39% of the total projected benefit obligation of Ricoh's EPF as of March 31, 2003.

     On June 15, 2001, the JWPIL was amended to permit an employer to elect to separate the substitutional portion from the EPF and transfer the substitutional portion to the Japanese government. Upon completion of the separation and transfer, the employer and the EPF are released from paying the substitutional portion of the benefits to EPF beneficiaries. Pursuant to the Contributed Benefit Pension Plan Law, Ricoh received from the Minister of Health, Labor and Welfare, effective January 1, 2003, an exemption from its obligation to contribute to the substitutional portion of its EPF for future employee services. In January 2004, Ricoh received from the Japanese government an exemption from its obligation to contribute to the substitutional portion of its EPF relating to past employee services. The transfer to the Japanese government of the substitutional portion of the EPF was completed on March 16, 2004.

     With respect to the accounting treatment of this transfer under accounting principles generally accepted in the United States of America, Ricoh accounted for the transfer in accordance with Emerging Issues Task Force Issue No. 03-02 "ACCOUNTING FOR THE TRANSFER TO THE JAPANESE GOVERNMENT OF THE SUBSTITUTIONAL PORTION OF EMPLOYEE PENSION FUND LIABILITIES" ("EITF 03-02"). As specified in EITF 03-02, the entire separation process and transfer is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets in accordance with Statement of Financial Accounting Standards No. 88 "EMPLOYERS' ACCOUNTING FOR SETTLEMENTS AND CURTAILMENTS OF DEFINED BENEFIT PENSION PLANS AND FOR TERMINATION BENEFITS". As a result of the transfer in March 2004, Ricoh recognized as a subsidy from the Japanese government the difference between the fair value of the obligation deemed "settled" with the Japanese government and the assets required to be transferred to the government. The subsidy that Ricoh recognized amounted to Yen 56.9 billion. In addition, Ricoh recognized as a settlement loss the amount calculated as the ratio of the obligation settled to the total EPF obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 48.6 billion.

     In addition, during the fiscal year ended March 31, 2004, the Company modified its pension plan system from a seniority-based system wherein benefits increase relative to the number of years of employment to a performance-based system in which benefits reflect the individual employee's performance. By implementing this new pension plan system, Ricoh believes that it can limit future retirement benefit expenses. While the Company has implemented a pension plan system that limits future retirement benefit expenses, Ricoh believes that changing to a performance-based system in which each employee's performance rather than seniority is evaluated will maintain employee morale and motivation. Employees of the Company who retired or left the Company prior to the implementation of this new pension plan system will still receive benefits based on the previous seniority-based system.

B. Liquidity and capital resources

Cashflows
---------

     The following summarizes our cashflows for each of the three fiscal years ended March 31, 2002, 2003 and 2004, as reported in our Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

                                                        (Billions of Japanese Yen)
                                                      For the year ended March 31,
                                                      ----------------------------
                                                          2002    2003    2004
                                                         -----   -----   -----
Net cash provided by operating activities                105.1   185.7   154.9

Net cash used in investing activities                    (81.4)  (98.1)  (63.3)

Net cash (used in) provided by financing activities       36.2   (67.1)  (74.8)

Increase in cash and cash equivalents                     62.4    19.0    13.7

Cash and cash equivalents at beginning of year           107.7   170.1   189.2

Cash and cash equivalents at end of year                 170.1   189.2   203.0

     Operating Cashflows

     For fiscal year 2004, net cash provided by operating activities consisted primarily of net income of Yen 91.7 billion, depreciation and amortization of Yen 76.9 billion and an increase in trade payables of Yen 21.3 billion, which was offset by an increase in trade receivables of Yen 11.3 billion, an increase in finance receivables of Yen 32.6 billion, as well as a decrease in accrued income taxes and other of Yen 5.9 billion. As compared to fiscal year 2003, net cash provided from operating activities decreased because (1) the increase in net sales in the United States and Japan during the fourth quarter as compared to such period during fiscal year 2003 resulted in an increase in Ricoh's trade receivables for fiscal year 2004 and (2) the decrease in demand for optical discs resulted in an increase in the volume of such products being held as inventory.

     For fiscal year 2003, net cash provided by operating activities consisted primarily of net income of Yen 72.5 billion, depreciation and amortization of Yen 76.5 billion and a decrease in trade receivables of Yen 22.1 billion, which was offset in part by an increase in finance receivables of Yen 33.1 billion. As compared to fiscal year 2002, net cash provided from operating activities increased for fiscal year 2003 because
(1) the decrease in net sales during the fourth quarter as compared to such period during fiscal year 2002 resulted in a decrease in Ricoh's trade receivables for fiscal year 2003 and (2) the decrease in inventory held by Lanier and Ricoh's efforts to streamline its supply chain by establishing a production process by which products are assembled once an order is placed at a local factory resulted in decreases in inventory.

     For fiscal year 2002, net cash provided from operating activities consisted primarily of net income of Yen 61.6 billion, depreciation and amortization of Yen 73.7 billion and a decrease in inventories of Yen 21.1 billion, which was offset by an increase in trade receivables of Yen 20.0 billion, a decrease in trade payables of Yen 19.5 billion, an increase in finance receivables of Yen
13.6 billion and a decrease in accrued income taxes and accrued expenses of Yen
13.5 billion.

     Investing Cashflows

     For fiscal year 2004, net cash used in investing activities consisted mainly of Yen 75.4 billion of expenditures for property, plant and equipment and Yen 35.5 billion in payments for purchase of available-for-sale securities, as well as Yen 8.0 billion of other, net. Ricoh realized Yen 45.4 billion from sales of available-for-sale securities that were held by the Company and certain subsidiaries and Yen 9.9 billion from a decrease in time deposits. As compared to fiscal year 2003, net cash used in investing activities decreased for fiscal year 2004 because Ricoh disposed of certain of its available-for-sale securities that were not performing as expected and did not make alternative investments.

     For fiscal year 2003, net cash used in investing activities consisted primarily of Yen 71.9 billion of expenditures for property, plant and equipment and Yen 52.2 billion in payments for purchases of available-for-sale securities. Ricoh realized Yen 24.5 billion in sales of available-for-sale securities that were held by the Company and certain subsidiaries as a result of repayments of such securities, and Yen 0.9 billion from a decrease in time deposits due to such time deposits reaching maturity. Net cash used in investing activities for fiscal year 2003 increased from fiscal year 2002 as Ricoh purchased additional available-for-sale securities by taking advantage of favorable market conditions. These additional purchases were funded in part by the cash provided by the sale of certain available-for-sale securities.

     For fiscal year 2002, net cash used in investing activities consisted primarily of Yen 75.2 billion of expenditures for property, plant and equipment, Yen 21.0 billion of other, net, and Yen 10.0 billion in payments for purchases of available-for-sale securities. Ricoh realized Yen 24.5 billion in sales of available-for-sale securities that were held by the Company and certain subsidiaries, and Yen 0.7 billion in proceeds from sales of property, plant and equipment.

     Financing Cashflows

     For fiscal year 2004, net cash used in financing activities consisted primarily of Yen 31.5 billion spent for the repayment of long-term loans, Yen
23.9 billion used for the repayment of long-term debt securities, Yen 10.7 billion used to reduce short-term borrowings and Yen 11.4 billion used for the purchase of treasury stock. Ricoh has not sought authorization for additional share repurchases during fiscal year 2005, although it may decide to do so in the future. Ricoh received Yen 13.3 billion as proceeds from long-term loans and Yen 1.0 billion from the issuance of long-term debt securities. During fiscal year 2004, Ricoh focused on reducing its long-term borrowings provided by external parties as its group cash management system developed. As compared to fiscal year 2003, net cash used in financing activities increased for fiscal year 2004 as Ricoh continued to reduce its external borrowings, which resulted in lower proceeds being received from borrowings.

     For fiscal year 2003, net cash used in financing activities consisted primarily of Yen 73.3 billion used to reduce short-term borrowings, Yen 23.1 billion spent for the repayment of long-term loans, Yen 17.2 billion used for the purchase of treasury stock, and Yen 11.7 billion used for the repayment of long-term debt securities. Ricoh received Yen 58.1 billion as proceeds from long-term loans and Yen 11.0 billion from the issuance of long-term debt securities. As previously discussed, Ricoh used significant amounts of cash during fiscal year 2003 to repay both short-term and long-term borrowings provided by external parties as it continued to use its group cash management system to satisfy its cash management needs. Long-term debt securities noted above were issued by Ricoh Leasing Co., Ltd., which issued such securities as part of its ordinary fund-raising activities as a finance company. Ricoh Leasing Co., Ltd. issued such securities during fiscal year 2003 to take advantage of favorable market conditions. As compared to fiscal year 2002, Ricoh used significant amounts of cash during fiscal year 2003 to reduce its external borrowings as it fully utilized its group cash management system as a means to satisfy its cash needs previously fulfilled by external parties.

     For fiscal year 2002, net cash provided by financing activities primarily resulted from Yen 103.5 billion received as proceeds from the issuance of long-term debt securities and Yen 71.0 billion received as proceeds from long-term loans. During fiscal year 2002, Ricoh used Yen 79.6 billion to repay its long-term loans, Yen 39.4 billion to reduce short-term borrowings and Yen
10.0 billion to repay its long-term securities. During fiscal year 2002, Ricoh issued corporate bonds in a relatively large amount so as to take advantage of the favorable interest rates as it forecasted that interest rates generally would rise during subsequent fiscal years.

     Cash and Asset-Liability Management

     It is Ricoh's policy to ensure adequate financing and liquidity for its operations and growth, and to maintain the strength of its balance sheet. Pursuant to this policy, Ricoh has in recent years tried to achieve greater efficiencies in the utilization of cash balances held by its subsidiaries. One method that Ricoh has implemented to achieve greater efficiency is to build up its cash management system in each of its geographic segments. With finance companies located within each geographic segment as the center of this cash management system, Ricoh has established a group pooling-of-funds arrangement in which cash resources are lent and borrowed from one group company to another group company. As a result of this pooling-of-funds arrangement, Ricoh has succeeded in reducing the occurrence of excess accumulation of cash in one group company and the unnecessary borrowing from third party institutions by another group company. As such, the pooling-of-funds arrangement has reduced interest expenses and related costs which were previously paid to third parties. For the fiscal years ended March 31, 2003 and 2004, Ricoh managed to reduce interest-bearing debt by Yen 76.7 billion and Yen
51.8 billion, respectively, on a consolidated basis.

     Ricoh also enters into various derivative financial instrument contracts in the normal course of business and in connection with the management of its assets and liabilities. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on assets and liabilities denominated in foreign currencies. Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of fair value or cashflow fluctuations on the interests in its outstanding debt. Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives. Detailed discussion of these derivative contracts is provided in Item. 11. Quantitative and Qualitative Disclosures About Market Risk.

     Ricoh also engages in securitization activities through its domestic leasing affiliate. For a discussion of such activities, please see Item 5.E. Off-balance sheet arrangements below.

     Sources of Funding

     Ricoh's principal sources of funding are a combination of cash and cash equivalents on hand, various lines of credit and the issuance of commercial paper and medium-term notes. In assessing its liquidity and capital resources needs, Ricoh places importance on the net income figure in the income statement, balances of cash and cash equivalents in the balance sheet and operating cashflows in the cashflow statements.

     Lines of credit and short-term and medium-term borrowings were as follows as of March 31, 2004:

                                                  (Billions of Japanese Yen)

                                             Average
                                             -------
                    Amount Outstanding   Interest Rate(%)   Amount Available
                    ------------------   ----------------   ----------------
Bank borrowings            22.1                 1.7               319.5

Commercial paper          129.5                 0.8               182.7

Medium-term notes          16.0                 0.3               131.9

     As of March 31, 2004, Ricoh had Yen 203.0 billion in cash and cash equivalents and Yen 802.0 billion in aggregate borrowing facilities. Of the Yen 802.0 billion in aggregate borrowing facilities, Yen 634.2 billion was available to be borrowed by Ricoh as of the fiscal year ended March 31, 2004. The Company has no committed lines of credit with financial institutions. Ricoh Leasing Co., Ltd., however, has a Yen 77.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh, which amount is included in the Yen 802.0 billion figure for aggregate borrowing facilities. Under such borrowing facilities, the Company and its subsidiaries are able to borrow from financial institutions at local market-based interest rates. Such local market-based interest rates ranged from 0% to 8.25% during the fiscal year ended March 31, 2004. Almost all of such borrowings from financial institutions and outstanding securities are unsecured.

     The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper and medium-term notes. Ricoh Leasing Co., Ltd. and certain foreign subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Of the Yen 634.2 billion available under the borrowing facilities as of March 31, 2004, capacity available under commercial paper programs and medium-term note programs consisted of Yen 182.7 billion and Yen 131.9 billion, respectively. Utilization of such capacity depends on Ricoh's financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh's securities, as discussed below. Interest rates for commercial paper and medium-term notes issued by the Company and its subsidiaries ranged from 0.009% to 1.380% and 0.152% to 1.000%, respectively during the fiscal year ended March 31, 2004. In recent years, Ricoh has decreased its outstanding interest-bearing debt by using its cash management systems in Japan, the United States and Europe. Accordingly, Ricoh recorded a decrease in cashflows from financing activities in the past five years except in fiscal year ended March 31, 2002 when the Company issued corporate debt securities as noted above and recorded an increase in cash cashflow from financing activities.

     The Company obtains ratings from the following major rating agencies:
Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"), Moody's Investors Services ("Moody's"), and another local rating agency in Japan. As of March 31, 2004, the long-term and short-term credit ratings for both the Company. were A and A1, respectively, by S&P, and A2 and P-1, respectively by Moody's. On December 10, 2003, the Company's long-term credit ratings was upgraded to A2 from A3 by Moody's mainly due to the Company's stable profitability and financial conditions during the past several years. A downgrade in short-term debt ratings by any of these major rating agencies generally increases the commercial paper issuing costs and narrows access to the commercial paper markets. While the outlook of the Company's long-term debt is rated "Stable" by both S&P and Moody's, a change in such rating could affect the funding capacity of Ricoh and its subsidiaries thereby affecting liquidity and the ability to finance growth or capital expenditures.

           As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished as well as cash deposited in such bank as security for all present and future indebtedness. The Company has never been requested to submit such additional security. In some cases, the Company's long-term debt securities contain customary covenants, including a "limitation on liens" covenant. The Company was in compliance with the covenants in its bank agreements and securities at March 31, 2004. The Company is not subject to any covenants limiting its ability to incur additional indebtedness.

     For additional detail regarding these securities, see Note 10 to the Consolidated Financial Statements.

     Cash Requirements and Commitments

     Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2005. Even if there were a decrease in cashflow from operations as a result of fluctuations in customer demands from one year to another, Ricoh believes current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its foreseeable operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. As the Japanese and U.S. economies begin to exhibit some upswing momentum, the interest rates for long-term debt are expected to rise. Though it is possible that the rise in interest rates will affect Ricoh's ability to maintain liquidity, Ricoh believes that the effect of such increase will not significantly affect Ricoh's liquidity mainly because Ricoh has sufficient amounts of cash and cash equivalents on hand as well as a continuous cashflow generated from its operating activity.

     Ricoh expects that its capital expenditures for fiscal year 2005 will amount to approximately Yen 74.5 billion, principally for the following categories: digital and networking equipment and new accounting and intellectual property management systems. In addition, Ricoh is obligated to repay long-term debt in the aggregate principal amount of Yen 81.9 billion during fiscal year 2005, and in the aggregate principal amount of Yen 231.6 billion during fiscal years 2006 through 2008.

     The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note 11 to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to Yen 97.0 billion, as of March 31, 2004. The unfunded portion decreased significantly by Yen 189.9 billion during fiscal year 2004 as compared to fiscal year 2003 due to the transfer of the substitutional portion of the EPF to the government as described in Section A. above. However, out of this unfunded amount, Yen 78.8 billion was recorded as a liability on the consolidated balance sheet of Ricoh, as of March 31, 2004, after the Company introduced its cash balance plan. A cash balance plan is a form of a defined contribution pension plan provided for in the Contributed Benefit Pension Law. In a cash balance plan, contributed amounts are managed on an individual basis but the Company guarantees a fixed rate yield. The Company and certain of its subsidiaries have contributed to this new plan in conformity with Japanese governmental regulations. Although Ricoh does not expect its cash funding requirements to increase significantly in the medium- or short-term, Ricoh's cash funding requirements may be affected by possible changes in interest rates, actual returns on plan assets and governmental regulations on a long-term basis. The amount of the benefit liability for domestic pension plans accounted for approximately 79.0% of the total benefit liability as of the fiscal year ended March 31, 2004, and the percentage of the benefit liability for domestic pension plans to the total benefit liability decreased by 9.0 percentage points compared to the fiscal year ended March 31, 2003. The amount contributed for domestic pension plans for the fiscal years ended March 31, 2004, 2003 and 2002 were Yen 13.2 billion, Yen 11.7 billion and Yen 11.4 billion, respectively.

     Ricoh believes that its free cashflow (from operating and investing activities) together with existing lines of credit and borrowing facilities provide sufficient means to satisfy its liquidity needs and future obligations as described above.

C. Research and development, patents and licenses

Research and Development
------------------------

     Since its formation, Ricoh has devoted its resources to research and development ("R&D") activities. As such, Ricoh has established a tradition of technological innovation and product development. It is this tradition and Ricoh's continuing emphasis on the importance of R&D activities that allows Ricoh to produce competitive and high quality products.

     Many of Ricoh's R&D activities are conducted by the Research and Development Group and the Software R&D Group that have their main R&D facility in Kanagawa, Japan (the "Center"). The Center's activities include research and development in connection with optics, new materials, mechatronics, computer simulation and environmental technologies. Ricoh also conducts various specialized and peripheral R&D activities at its other facilities located throughout Japan. In addition to the R&D facilities in Japan, Ricoh Innovations, Inc., located in the United States and founded in March 1997, conducts market research to assist in the marketing of information technologies for the digitally networked office. Ricoh Innovations, Inc. also conducts extensive research and makes strategic investments in promising new business fields. Most recently in February 2004, Ricoh established Ricoh Software Research Center (Beijing) Co., Ltd. in an effort to further establish its global R&D infrastructure. Ricoh Software Research Center (Beijing) Co., Ltd. will focus on employing and educating talented young researchers, cooperating with other research organizations, conducting research in China to foresee the needs of the Chinese market and providing consultation services.

     In fiscal year 2004, Ricoh spent Yen 67.7 billion in R&D activities related to the Office Equipment segment. Some of the more significant R&D achievements for the

Office Equipment segment for fiscal year 2004 include the following: the development of Ricoh's own energy-saving technology "HYBRID QSU" utilizing the next-generation battery device "Capacitor" and installing such new technology in Office Equipment products; the development of an "organic photoconductor unit" to increase the durability of copiers and printers and technology to control the writing position to obtain higher image quality for copiers using the tandem method; the development of methods to manufacture oil-less full-color toner that enables the encapsulated toner to produce the same image quality, energy-savings and cost savings as polymerized toner, and the development of technology that eliminates the process of flattening and smoothing the surface of the OPC aluminum body, thereby decreasing both manufacturing costs and the burden on the environment; the development of the world's first DVD+R DL (Double Layer) in the optical disc drive field, which has a recording capacity of 1.8 times the existing DVD using a double layer recording technology on a single side of a disk, and the development and production of HBCD-R (Hybrid CD-R) that has characteristics of both a CD-ROM and CD-R.

     In fiscal year 2004, Ricoh spent Yen 8.8 billion in R&D activities relating to the Other Business segment. In the Other Business segment, Ricoh's R&D activities included designing ASIC (Application Specific Integrated Circuit) and ASSP (Application Specific Standard Product) for purposes of imaging, audio and communication, the development of the technology to utilize EDA (Electronic Design Automation), and the development of digital camera technology as an ICD (Image Capturing Device) and development of its application technology. One of the R&D activities that produced results during fiscal year 2004 was the technological development to install the voltage regulator IC to a SON1612 package (1.6mm x 1.6mm x MAX0.6mm in size) and the success in decreasing the equipment square footage by 40% and equipment height by 45% when compared to the previous model.

     In addition, Ricoh also engages in the development of its fundamental research fields, which focus on research and development activities that can be applied to various products. For fiscal year 2004, Ricoh spent Yen 15.9 billion in R&D activities in its fundamental research fields. Such R&D activities include R&D in nanotechnology, micro-machining, photonics technology, and technology to create the next generation of office system and office solutions.

     Ricoh's total research and development expenses for the fiscal years 2002, 2003 and 2004 were Yen 80.7 billion, Yen 83.5 billion and Yen 92.5 billion, respectively. For a summary of Ricoh's research and development expenditures during each of the last three fiscal years, see Note 19 to the Consolidated Financial Statements.

Patents and Licenses
--------------------

     Ricoh owns approximately 19,000 patents on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or of any license agreements will materially affect its business.

     The following table lists some of the important patent and licensing agreement which the Company is currently a party to:

-------------------------------------------------------------------------------------------------------------------------------
      Counterparty         Country               Summary of the Contract                             Contract Term
-------------------------------------------------------------------------------------------------------------------------------
Xerox Corporation            USA     Cross license patent agreement relating to the      October 7, 1980 to expiration date of
                                     digital photography area (reciprocal agreement)     the patent subject to the agreement
-------------------------------------------------------------------------------------------------------------------------------
International                        Comprehensive cross license patent agreement
Business Machines            USA     relating to the information processing technology   April 1, 1999 to expiration date of
Corporation                          area (reciprocal agreement)                         the patent subject to the agreement
-------------------------------------------------------------------------------------------------------------------------------
Lemelson Medical,            USA     Patent licensing agreement relating to computer     March 31, 1993 to expiration date of
Education & Research                 image analysis and other products (the Company as    the patent subject to the agreement
Foundation Limited                   the licensee)
Partnership
-------------------------------------------------------------------------------------------------------------------------------
Texas Instruments            USA     Comprehensive cross license agreement relating to   October 11, 1996 to October 10, 2006
Incorporated                         copiers, etc. (reciprocal agreement)
-------------------------------------------------------------------------------------------------------------------------------
Sharp Corporation           Japan    Patent licensing agreement relating to facsimile     April 1, 1997 to March 31, 2002 with
                                     machines (the Company as licensor)                   automatic renewal every 5 years
                                                                                          thereafter
-------------------------------------------------------------------------------------------------------------------------------
Canon Inc.                  Japan    Patent licensing agreement relating to office       October 1, 1998 to expiration date of
                                     equipment (reciprocal agreement)                    the patent subject to the agreement
-------------------------------------------------------------------------------------------------------------------------------
Brother Industries, Ltd.    Japan    Patent licensing agreement relating to digital      December 20, 1999 to December 19, 2005
                                     photography (reciprocal agreement)
-------------------------------------------------------------------------------------------------------------------------------

D. Trend Information

     See "Overview" above and "Cautionary Statement with Respect to Forward-Looking Statements" elsewhere in this Annual Report.

E. Off-balance sheet arrangements

     As disclosed in Note 4 to the Consolidated Financial Statements, Ricoh, through its domestic leasing affiliate, periodically has sold small amounts of lease receivables through securitization. The total amount of lease receivables sold during the fiscal years ended March 31, 2002 equaled Yen 25.0 billion, and no lease receivables were sold during the fiscal year ended March 31, 2003 and 2004. For the past three fiscal years, securitization averaged approximately 0.65% of Ricoh's total funding. Securitization involves the creation of SPEs to hold the pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of bankruptcy and when structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh's consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, Ricoh does not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh's consolidated balance sheets. As of March 31, 2004, Ricoh had two such SPEs that held assets it had sold in securitizations totaling Yen 47.9 billion.

     Ricoh does not dispose of troubled leases, loans or other problem assets by means of nonconsolidated SPEs. None of our officers, directors or employees hold any equity interests in our SPEs or receives any direct or indirect compensation from the SPEs. The SPEs do not own shares or equity interests in Ricoh or any of Ricoh's affiliates, and there are no agreements in place to do so.

F. Contractual Obligations

     The following table sets forth Ricoh's contractual obligations as of March 31, 2004.

------------------------------------------------------------------------------------------------------
                                                                  Millions of yen
                                                              Payments due by period
                                           -----------------------------------------------------------
                                            Total    Less than 1                           More than 5
CONTRACTUAL OBLIGATION                                   year      1-3 years   3-5 years      years
------------------------------------------------------------------------------------------------------
Long-term Debt Obligations                 357,771      81,017      200,512      55,794       20,448
------------------------------------------------------------------------------------------------------
Capital (Finance) Lease Obligations          3,141         926        1,269         262          684
------------------------------------------------------------------------------------------------------
Purchase Obligations                           895         895           --          --           --
------------------------------------------------------------------------------------------------------
Other Long-term Liabilities Reflected on        --          --           --          --           --
Ricoh's Balance Sheet under US GAAP
------------------------------------------------------------------------------------------------------
TOTAL                                      361,807      82,838      201,781      56,056       21,132
------------------------------------------------------------------------------------------------------

     Ricoh also had operating lease commitments with rental payments totaling Yen 51.7 billion for the fiscal year ended March 31, 2004. Ricoh is unable to disclose additional details with respect to its operating lease obligations because Ricoh's material operating leases consist primarily of leases that may be cancelled with short notice.

     In addition to the above, Ricoh acts as a guarantor for some of its employees' housing loans. As of March 31, 2004, the total amount of such guarantees was Yen 283 million.

G. New Accounting Standards

     No new accounting standards were issued during fiscal year 2004 which had a material impact on Ricoh's financial statements for the fiscal year ended March 31, 2004. No new accounting standards are expected to have a material impact on Ricoh's financial statements for the fiscal year 2005.

Item 6. Directors, Senior Management and Employees
        ------------------------------------------

A. Directors and senior management

     Directors and Corporate Auditors of the Company as of June 25, 2004 were as follows:

         Name                      Current Position
    (Date of Birth)            (Function/Business area)            Date              Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
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

                         Principal business activities and other principal directorships performed outside Ricoh:
                            Vice Chairperson of Japan Association of Corporate Executives
                            President of Japan Business Machine and Information System Industries Association
                            Representative of Asahi Insurance Company
                            Corporate Auditor of San-Ai Oil Co., Ltd.
                            Director of Millea Holdings, Inc.

----------------------   ------------------------------------   ---------   -------------------------------------
Tatsuo Hirakawa          Deputy President                       Apr. 1960   Joined the Company
(November 17, 1937)      (Corporate Strategy and Personnel)     Jan. 1982   Deputy General Manager of Accounting
                                                                               and Management Division
                                                                June 1983   Director
                                                                June 1990   Managing Director
                                                                June 1994   Executive Managing Director
                                                                June 2000   Executive Vice President (Current)
                                                                Oct. 2001   Deputy president (Current)

                         Principal business activities and other principal directorships performed outside Ricoh:
                            Corporate Auditor of Coca-Cola West Japan Co., Ltd.

----------------------   ------------------------------------   ---------   -------------------------------------
Koichi Endo              Executive Managing Director            Apr. 1966   Joined the Company
(February 16, 1944)      (Corporate Planning, and Corporate     Oct. 1990   General Manager of Component
                            Communication)                                     Division
                         (Restructuring by Supply Chain         June 1992   Director
                            Management)                         June 1997   Managing Director
                         (Legal, Intellectual Property and      Apr. 1998   General Manager of Production
                            Public Relation)                                   Business Group
                                                                June 2000   Executive Managing Director (Current)
                                                                June 2000   Executive Vice President (Current)

                         Principal business activities and other principal directorships performed outside Ricoh:
                            Director of Sindo Ricoh Co., Ltd.
                            Director of San-Ai Plant Construction Co., Ltd.

         Name                      Current Position
    (Date of Birth)            (Function/Business area)            Date              Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Masayuki Matsumoto       Executive Managing Director            Apr. 1970   Joined the Company
(December 10, 1944)      (Domestic Sales Strategy)              July 1993   General Manager of General Manager
                         (Corporate Social Responsibility                      Staff Office in Tokyo Branch
                            and Corporate Citizenship           June 1994   Director
                            Promotion )                         Oct. 1998   Managing Director
                                                                Oct. 1998   General Manager of Marketing Group
                                                                June 2000   Executive Vice President (Current)
                                                                June 2002   Executive Managing Director (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Katsumi Yoshida          Executive Managing Director            Apr. 1967   Joined the Company
(August 20, 1944)        (International Marketing               Apr. 1989   General Manager of Product Division
                            Business)                           Feb. 1996   Chairman of Ricoh Electronics, Inc.
                         (General Manager of                    Apr. 2000   President of Ricoh Corporation
                            International Business Group)       Apr. 2001   Executive Vice President (Current)
                                                                June 2002   Managing Director
                                                                Jan. 2003   Chairman of Ricoh Corporation
                                                                Oct. 2003   General Manager of International
                                                                               Marketing Group
                                                                Oct. 2003   Chairman of Ricoh China Co., Ltd.
                                                                               (Current)
                                                                Apr. 2004   General Manager of International
                                                                               Business Group (Current)
                                                                June 2004   Executive Managing Director (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Makoto Hashimoto         Managing Director                      Nov. 1972   Joined the Company
(August 26, 1945)        (Customer Satisfaction and             Apr. 1993   General Manager of PPC Division of
                            Quality Control)                                   Imaging System Business Group
                         (Production and Procurement)           June 1994   Director
                         (General Manager of Customer           Apr. 1998   General Manager of Imaging System
                            Satisfaction Management                            Business Group
                            Division)                           June 1998   Managing Director (Current)
                                                                June 2000   Executive Vice President (Current)
                                                                Oct. 2000   President of MultiMedia Products
                                                                               Company
                                                                June 2003   General Manager of Customer
                                                                               Satisfaction Management (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Kiyoshi Sakai            Managing Director                      Apr. 1970   Joined the Company
(December 25, 1945)      (Research and Development)             Jan. 1996   General Manger of Corporate Planning
                         (Corporate Environment)                               Division
                         (General Manager of Research           June 1996   Director
                            and Development Group)              Apr. 1999   General Manager of Research and
                         (General Manager of Group                             Development Group (Current)
                            technology planning)                June 2000   Senior Vice President
                                                                June 2002   Executive Vice President (Current)
                                                                June 2002   Managing Director (Current)

         Name                      Current Position
    (Date of Birth)            (Function/Business area)            Date              Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Takashi Nakamura         Managing Director                      Apr. 1972   Joined the Company
(September 2, 1946)      (Strategy of Production                Apr. 2000   President of Ricoh UK Products Ltd.
                            Technology)                         Jan. 1995   President of Ricoh Europe B.V.
                                                                June 1998   Director
                                                                June 2000   Senior Vice President
                                                                Apr. 2002   Group Senior Vice President (Current)
                                                                June 2002   President of Ricoh Elemex Corporation
                                                                               (Current)
                                                                June 2004   Managing Director (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Shiroh Kondoh            Managing Director                      Apr. 1973   Joined the Company
(October 7, 1949)        (Imaging System Business)              Apr. 1998   Manager of Printing Division of
                         (Planning, Development and                            Imaging System Business Group
                            Design of Imaging System)           June 2000   Senior Vice President
                         (Gel jet Business)                     Oct. 2000   General Manager of Imaging System
                         (General Manger of Imaging                            Business Group (Current)
                            System Business Group)              June 2002   Executive Vice President (Current)
                                                                June 2003   Managing Director (Current)

                         Principal business activities and other principal directorships performed outside Ricoh:
                            Director of Sindo Ricoh Co., Ltd.

----------------------   ------------------------------------   ---------   -------------------------------------
Kazuo Togashi            Managing Director                      Apr. 1972   Joined the Company
(November 28, 1949)      (Sales in Europe)                      Apr. 1998   President of Ricoh Europe B.V.
                                                                June 2000   Group Senior Vice President
                                                                Apr. 2002   Chairman of said company (Current)
                                                                Apr. 2002   Chairman of NRG Group PLC (Current)

                                                                June 2002   Executive Vice President (Current)
                                                                June 2003   Managing Director (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Kazunori Azuma           Managing Director                      Apr. 1971   Joined the Company
(February 11, 1949)      (Domestic Sales Business)              Oct. 1994   President of Hokkaido Ricoh Co., Ltd.
                         (General Manager of                    June 2000   Senior Vice President
                            Marketing Group)                    Oct. 2000   Group Senior Vice President
                                                                Oct. 2000   President of Ricoh Technosystems Co.,
                                                                               Ltd.
                                                                June 2003   Executive Vice President (Current)
                                                                            Managing Director (Current)
                                                                Oct. 2003   Chairman of Ricoh Technosystems Co.,
                                                                            Ltd.
                                                                            Deputy General Manager of Marketing
                                                                            Group
                                                                Nov. 2003   General Manager of Marketing Group
                                                                            (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Yuji Inoue               Managing Director                      Apr. 1971   Joined the Company
(April 4, 1948)          (Finance Solution)                     Apr. 1998   General Manger of Finance and
                                                                               Accounting Division
                                                                Apr. 2000   President of Ricoh Leasing Co., Ltd.
                                                                               (Current)
                                                                June 2000   Group Senior Vice President (Current)
                                                                June 2004   Managing Director (Current)

         Name                      Current Position
    (Date of Birth)            (Function/Business area)            Date              Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Zenji Miura              Managing Director                      Apr. 1976   Joined the Company
(January 5, 1950)        (Management Control, Internal          Jan. 1993   President of Ricoh France S.A.
                            Control, Finance and                Aug. 1993   Chairman of Ricoh France S.A.
                            Accounting and Investor             Oct. 2000   Senior Vice President
                            Relation)                           Oct. 2000   General Manager of Finance and
                         (General Manager of                                   Accounting Division (Current)
                            Accounting Division)
                                                                June 2003   Executive Vice President (Current)
                                                                June 2004   Managing Director (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Nobuo Mii                Director                               Apr. 1955   Joined the Nippon Hoso Kyokai (Japan
(July 4, 1931)           (Technical of Information and                         Broadcasting Corporation)
                            Communication)                      Jan. 1969   Joined IBM Japan Ltd.
                                                                Jan. 1969   Joined IBM Corporation
                                                                Mar. 1977   Director of IBM Japan Ltd.
                                                                Apr. 1990   Vice President of IBM Japan Ltd.
                                                                Oct. 1997   Managing Partner of IGNITE Group
                                                                               (Current)
                                                                June 2000   Director of the Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Hisaaki Koga             Corporate Auditor                      Apr. 1967   Joined the Company
(April 5, 1943)                                                 Oct. 1991   Deputy General Manager of Personnel
                                                                               Division
                                                                Jan. 1996   General Manger of Sendai Branch in
                                                                               Marketing Division
                                                                Apr. 1998   General Manager of General Manager
                                                                               Staff Office in Marketing Group
                                                                June 1998   Corporate Auditor of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Hideyuki Takamatsu       Corporate Auditor                      Apr. 1966   Joined the Company
(May 21, 1942)                                                  July 1987   General Manger of Accounting
                                                                               Department in Finance and
                                                                               Accounting Division
                                                                Dec. 1997   Executive Managing Director of San-Ai
                                                                               Co., Ltd.
                                                                June 2000   Corporate Auditor of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Kohji Tomizawa           Corporate Auditor                      Apr. 1971   Joined the Company
(May 25, 1946)                                                  July 1988   President of Ricoh Finance Ltd.
                                                                June 1997   Managing Director of Ricoh Logistics
                                                                               System Co., Ltd.
                                                                July 2001   Director of Tokyo Ricoh Co., Ltd.
                                                                June 2004   Corporate Auditor of the Company
                                                                               (Current)

         Name                      Current Position
    (Date of Birth)            (Function/Business area)            Date              Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Kenji Matsuishi          Corporate Auditor                      Apr. 1965   Graduated from the National Legal
(July 24, 1937)                                                                Training and Research Institute.
                                                                Apr. 1965   Legal registration as a Japanese
                                                                               attorney
                                                                Apr. 1965   Joined Takano & Higuchi Legal
                                                                               Services
                                                                Feb. 1972   General Manager of Matsuishi Legal
                                                                               Services (Current)
                                                                June 1994   Corporate Auditor of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
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

     The Board of Directors has appointed from among its members a Chairman, a President, and one or more Vice Presidents, Executive Managing Directors and Managing Directors, in accordance with Japanese commercial law. As of June 25, 2004, the Company maintains an executive officer system and under such system there are 43 such officers each with one of the following roles:

     . Executive officers: Oversee operations under the authority granted from the president and report to the president.

     . Group executive officers: Assist the president with the management of Ricoh Group.

     Executive Officers of the Company as of June 25, 2004 were as follows:

         Name                      Current Position
    (Date of Birth)            (Function/Business area)            Date              Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Masamitsu Sakurai        President,                             See above for his business experience and other
                         Chief Executive Officer and               information.
                         Chief Operating Officer

----------------------   ------------------------------------   ---------   -------------------------------------
Tatsuo Hirakawa          Executive Vice President               See above for his business experience and other
                         (Corporate Strategy and                   information.
                            Personnel)

                                   Current Position
         Name                  (Function/Business area)            Date               Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Koichi Endo              Executive Vice President               See above for his business experience and other
                         (Corporate Planning, and                  information.
                            Corporate Communication)
                         (Restructuring)
                         (Legal, Intellectual Property
                            and Public Relation)
                         (General Manger of Management
                            Transparency Promotion)

----------------------   ------------------------------------   ---------   -------------------------------------
Masayuki Matsumoto       Executive Vice President               See above for his business experience and other
                         (Domestic Sales Strategy)                 information.
                         (Corporate Social Responsibility
                            and Corporate Citizenship
                            Promotion)

----------------------   ------------------------------------   ---------   -------------------------------------
Katsumi Yoshida          Executive Vice President               See above for his business experience and other
                         (General Manger of International          information.
                            Business Group)
                         (Chairman of Ricoh China Co.,
                            Ltd.)

----------------------   ------------------------------------   ---------   -------------------------------------
Makoto Hashimoto         Executive Vice President               See above for his business experience and other
                         (General Manager of Customer              information.
                            Satisfaction Management
                            Division)

----------------------   ------------------------------------   ---------   -------------------------------------
Kiyoshi Sakai            Executive Vice President               See above for his business experience and other
                         (General Manager of Research and          information.
                            Development Group)
                         (General Manager of Group
                            Technology Planning)
                         (Corporate Environment)

----------------------   ------------------------------------   ---------   -------------------------------------
Shiroh Kondoh            Executive Vice President               See above for his business experience and other
                         (General Manger of Imaging                information.
                            System Business Group)

----------------------   ------------------------------------   ---------   -------------------------------------
Kazuo Togashi            Executive Vice President               See above for his business experience and other
                         (Chairman of Ricoh Europe B.V.)           information.
                         (Chairman of NRG Group PLC)

----------------------   ------------------------------------   ---------   -------------------------------------
Kazunori Azuma           Executive Vice President               See above for his business experience and other
                         (General Manager of Marketing             information.
                            Group)
                         (Chairman of Ricoh Technosystems
                            Co., Ltd.)

                                   Current Position
         Name                  (Function/Business area)            Date               Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Zenji Miura              Executive Vice President               See above for his business experience and other
                         (General Manager of Accounting            information.
                            Division)
                         (Management Control, Internal
                            Control and Investor Relation)

----------------------   ------------------------------------   ---------   -------------------------------------
Terumoto Nonaka          Executive Vice President               Jan. 1988   Joined the Company
(October 28, 1947)       (President of Electronic Devices       Oct. 2000   President of Electronic Devices
                            Company)                                           Company (Current)
                                                                June 2002   Executive Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Tadatoshi Sakamaki       Executive Vice President               Apr. 1967   Joined the Company
(April 23, 1942)         (President of Personal                 June 2000   Senior Vice President of the Company
                            MultiMedia Products Company)        Apr. 2002   General Manager of Marketing Center
                                                                               of Personal MultiMedia Products
                                                                               Company
                                                                June 2003   President of Personal MultiMedia
                                                                               Products Company (Current)
                                                                June 2003   Executive Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Etsuo Kobayashi          Executive Vice President               Apr. 1970   Joined the Company
(July 4, 1947)           (General Manager of Personnel          Apr. 1998   General Manager of Personnel Division
                            Division)                                       (Current)
                                                                June 2000   Senior Vice President of the Company
                                                                June 2003   Executive Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Hiroshi Tategami         Executive Vice President               Apr. 1962   Joined the Company
(March 31, 1941)         (General Manager of Production         June 2000   Senior Vice President of the Company
                            Business Group)                     Oct. 2000   General Manager of RS Products
                                                                               Division
                                                                June 2003   General Manager of Production
                                                                               Business Group (Current)
                                                                June 2003   Executive Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Haruo Nakamura           Executive Vice President               Aug. 2000   Joined the Company
(April 29, 1952)         (General Manager of Gel Jet                        Leader of the Alpha taskforce
                            Business Group)                     Apr. 2004   Executive Vice President of the
                                                                               Company (Current)
                                                                Apr. 2004   General Manger of the Gel Jet
                                                                               Business Group (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Kenji Hatanaka           Executive Vice President               Apr. 1969   Joined the Company
(July 1, 1946)           (General Manager of Tokyo Branch)      June 2000   Senior Vice President of the Company
                         (General Manager of Kanto Branch)      June 2003   General Manager of Tokyo Branch
                                                                               (Current)
                                                                June 2003   General Manager of Kanto Branch
                                                                               (Current)
                                                                June 2004   Executive Vice President of the
                                                                               Company (Current)

                                   Current Position
         Name                  (Function/Business area)            Date               Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Hideko Kunii             Executive Vice President               May  1982   Joined the Company
(December 13, 1947)      (General Manager of Software           Oct. 1999   General Manager of Software Research
                            Research and Development)                          Center
                         (Chairman of Ricoh Software            June 2000   Senior Vice President of the Company
                            Research Center (Beijing) Co.,      Oct. 2000   Deputy General Manager of P&S Products
                             Ltd.)                                             Division
                                                                June 2002   Chairman of Ricoh Software Technology
                                                                               (Shanghai) Co., Ltd.
                                                                Oct. 2002   General Manager of Software Research
                                                                               and Development (Current)
                                                                Feb. 2004   Chairman of Ricoh Software Research
                                                                               Center (Beijing) Co., Ltd. (Current)
                                                                June 2004   Executive Vice President of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Hiroshi Kobayashi        Executive Vice President               Apr. 1974   Joined the Company
(July 2, 1948)           (General Manager of Corporate          Apr. 2002   General Manager of Corporate Planning
                            Planning Division)                                 Division (Current)
                                                                June 2002   Senior Vice President of the Company
                                                                               (Current)
                                                                Apr. 2003   General Manager of Corporate
                                                                               Communication Center
                                                                June 2004   Executive Vice President of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Susumu Ichioka           Executive Vice President               Apr. 1971   Joined the Company
(April 23, 1948)         (Chairman of Ricoh Corporation)        Oct. 2003   Group Senior Vice President of the
                                                                               Company
                                                                June 2004   Executive Vice President of the
                                                                               Company (Current)
                                                                June 2004   Chairman of Ricoh Corporation
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Masami Yoneyama          Senior Vice President                  Mar. 1961   Joined the Company
(March 25, 1942)                                                June 2000   Senior Vice President of the Company
                         (China and Direct Sales Business)      Oct. 2000   Group Senior Vice President
                                                                Oct. 2000   Chairman of Ricoh Hong Kong Ltd.
                                                                Oct. 2000   Chairman of Ricoh Electronic
                                                                               Technology Ltd. (China)
                                                                Jan. 2003   Vice Chairman and President of Ricoh
                                                                               China Co., Ltd.
                                                                June 2004   Senior Vice President (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Kunio Taniguchi          Senior Vice President                  Apr. 1972   Joined the Company
(December 18, 1948)      (General Manager of Osaka Branch)      June 2000   Senior Vice President of the Company
                                                                               (Current)
                         (President of Ricoh Kansai Co.,        June 2003   General Manager of Osaka Branch
                          Ltd)                                                 (Current)
                                                                June 2003   President of Ricoh Kansai Co., Ltd.
                                                                               (Current)

                                   Current Position
         Name                  (Function/Business area)            Date               Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Hiroshi Tsuruga          Senior Vice President                  Apr. 1971   Joined the Company
(November 18, 1948)      (General Manger of                     Apr. 1999   General Manger of Information/
                            Information/Technology and                         Technology and Service Division
                            Service Division)                                  (Current)
                                                                June 2002   Senior Vice President of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Kiyoto Nagasawa          Senior Vice President                  Apr. 1973   Joined the Company
(August 16, 1948)        (General Manger of C&F Business        Apr. 2001   General Manger of C&F Business
                            Division 2)                                        Division 2 (Current)
                                                                 May 2002   Director of Ricoh Creative
                                                                               Development Co., Ltd. (Current)
                                                                June 2002   Senior Vice President of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Yutaka Ebi               Senior Vice President                  Apr. 1972   Joined the Company
(October 20, 1949)       (General Manger of Imaging             Apr. 2001   General Manger of Imaging Technology
                            Technology Division)                               Division (Current)
                                                                June 2002   Senior Vice President of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Hiroo Matsuda            Senior Vice President                  Apr. 1972   Joined the Company
(April 19, 1948)         (General Manger of Solution            Apr. 2002   General Manger of Major Accounts
                            Partner Marketing Division)                        Marketing Division
                                                                June 2002   Senior Vice President of the
                                                                               Company (Current)
                                                                Apr. 2004   General Manger of Solution Partner
                                                                               Marketing Division (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Hiroshi Adachi           Senior Vice President                  Apr. 1968   Joined the Company
(January 8, 1946)        (President of Thermal Media            Oct. 2000   President of Thermal Media Company
                            Company)                                           (Current)
                         (Chairman of Ricoh Electronic          Nov. 2001   Chairman of Ricoh Electronic
                            Technology (Beijing) Co., Ltd.)                    Technology (Beijing) Co., Ltd.
                                                                               (Current)
                         (Chairman of Ricoh International       June 2002   Senior Vice President of the Company
                            (Shanghai) Co., Ltd.)                              (Current)
                                                                June 2004   Chairman of Ricoh International
                                                                               (Shanghai) Co., Ltd. (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Kouji Sawa               Senior Vice President                  Apr. 1971   Joined the Company
(June 5, 1948)           (General Manager of Production         Apr. 1998   General Manger of Imaging System Component
                            Strategic Center)                                  Production Division
                         (General Manager of Optical            Apr. 2000   General Manager of Production Strategic
                            Component Development Division)                    Center (Current)
                                                                July 2001   General Manager of Optical Component
                                                                               Development Division (Current)
                                                                June 2002   Senior Vice President of the Company
                                                                               (Current)

                                   Current Position
         Name                  (Function/Business area)            Date               Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Yoshimasa Matsuura       Senior Vice President                  Apr. 1971   Joined the Company
(June 23, 1947)                                                 May  1999   General Manger of Supply Chain
                                                                               Management Planning Division
                                                                Apr. 2004   General Manger of Imaging Business
                                                                               Strategy Center (Current)
                                                                June 2004   Senior Vice President of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Sadahiro Arikawa         Senior Vice President                  Apr. 1971   Joined the Company
(March 31, 1949)         (General Manger of Major Accounts      Dec. 2001   President of Ricoh Kyusyu Co., Ltd.
                            Marketing Division)                 Apr. 2004   General Manger of Major Accounts
                                                                               Marketing Division (Current)
                                                                June 2004   Senior Vice President of the Company
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Norio Tanaka             Senior Vice President                  Feb. 1978   Joined the Company
(March 22, 1948)         (Deputy General Manger of              Apr. 2004   General Manger of Products Center
                            International Business Group)                      (Current)
                         (General Manger of Products Center)    Apr. 2004   Deputy General Manager of Image
                                                                               Business Strategy Center (Current)
                         (Deputy General Manager of Image       June 2004   Senior Vice President of the Company
                            Business Strategy Center)                          (Current)
                                                                June 2004   Deputy General Manger of
                                                                               International Business Group
                                                                               (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Takashi Nakamura         Group Senior Vice President            See above for his business experience and other
                         (President of Ricoh Elemex                information.
                            Corporation)

----------------------   ------------------------------------   ---------   -------------------------------------
Yuji Inoue               Group Senior Vice President            See above for his business experience and other
                         (President of Ricoh Leasing Co.,          information.
                            Ltd.)

----------------------   ------------------------------------   ---------   -------------------------------------
Peter E. Hart            Group Senior Vice President            Mar. 1997   President of Ricoh Silicon Valley,
(February 27, 1941)      (Chairman and President of Ricoh                      Inc. (now Ricoh Innovations, Inc.)
                            Innovations, Inc.)
                                                                Feb. 2000   Chairman and President of Ricoh
                                                                               Silicon Valley, Inc. (now Ricoh
                                                                               Innovations, Inc.) (Current)
                                                                June 2000   Group Senior Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Bernard Decugis          Group Senior Vice President            Aug. 1993   President of Ricoh France S.A.
(October 23, 1942)       (President of Ricoh France S.A.)                      (Current)
                                                                Apr. 2001   Group Senior Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Yoichi Shirahata         Group Senior Vice President            Mar. 1962   Joined the Company
(December 20, 1943)      (President of Tohoku Ricoh Co.,        June 2002   Group Senior Vice President of the
                          Ltd.)                                                Company (Current)
                                                                June 2002   President of Tohoku Ricoh Co., Ltd.
                                                                               (Current)

                                   Current Position
         Name                  (Function/Business area)            Date               Business Experience
----------------------   ------------------------------------   ---------   -------------------------------------
Norihisa Goto            Group Senior Vice President            Apr. 1972   Joined the Company
(March 8, 1949)          (President of Lanier Worldwide,        Oct. 1997   President of Ricoh Deutschland GmbH
                            Inc. )
                                                                Mar. 2001   Chairman of Lanier Worldwide, Inc.
                                                                Jan. 2003   President of Lanier Worldwide, Inc.
                                                                               (Current)
                                                                June 2003   Group Senior Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Syunsuke Nakanishi       Group Senior Vice President            Apr. 1972   Joined the Company
(October 12, 1948)       (President of Ricoh Electronics         May 1999   General Manger of Product Strategic
                            Inc.)                                              Center
                                                                July 2001   President of Ricoh Electronics Inc.
                                                                               (Current)
                                                                June 2004   Group Senior Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Shiro Sasaki             Group Senior Vice President            Apr. 1972   Joined the Company
(December 23, 1949)      (President of NRG Group PLC)           Apr. 2000   President of Gestetner Holdings PLC
                                                                Apr. 2002   President of NRG Group PLC (Current)
                                                                June 2004   Group Senior Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Mitsuhiko Ikuno          Group Senior Vice President             May 1975   Joined the Company
(March 26, 1953)         (President of Shanghai Ricoh           June 2000   President of Ricoh Asia Industry,
                            Facsimile Co., Ltd.)                               Ltd. (Current)
                         (President of Ricoh Asia Industry,     June 2004   President of Shanghai Ricoh Facsimile
                            Ltd.)                                              Co., Ltd. (Current)
                                                                            Group Senior Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Kenichi Kanemaru         Group Senior Vice President            Apr. 1973   Joined the Company
(November 19, 1952)      (President of Ricoh UK Products        Apr. 1998   General Manger of Product Strategic
                            Ltd.)                                              Center
                                                                June 1999   President of Ricoh UK Products Ltd.
                                                                               (Current)
                                                                June 2004   Group Senior Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Yoshihiro Niimura        Group Senior Vice President            Apr. 1975   Joined the Company
(May 22, 1951)           (President of Ricoh China Co.,         June 2004   President of Ricoh China Co., Ltd.
                            Ltd.)                                              (Current)
                         (Chairman and President of Ricoh       June 2004   Chairman and President of Ricoh
                            Electronic Technology Ltd. China)                  Electronic Technology Ltd. China
                                                                               (Current)
                                                                June 2004   Group Senior Vice President of the
                                                                               Company (Current)

----------------------   ------------------------------------   ---------   -------------------------------------
Michel De Bosschere      Group Senior Vice President            1990        Managing Director of Nashua/tec
(June 16, 1948)                                                                Benelux
                         (President of NRG Benelux B.V.)        2000        President of NRG Group Benelux
                                                                June 2004   Group Senior Vice President of the
                                                                               Company (Current)

     There are no family relationships between any Director, Corporate Auditor or Executive Officer and any other Director, Corporate Auditor or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director, Corporate Auditor, or an Executive Officer.

B. Compensation

     The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for the fiscal year ended March 31, 2004 to all Directors, Corporate Auditors and Executive Officers of the Company who served during the fiscal year ended March 31, 2004 was Yen 1,089 million.

     In accordance with customary Japanese business practice, annual bonuses are paid to the Directors and Corporate Auditors of the Company out of the profit of the Company available for dividends, as such profit is determined in accordance with the Japanese Commercial Code. Such bonuses are approved at the annual shareholders meeting customarily held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes. Included in the figure for aggregate remuneration set forth above is a total of Yen 183 million in bonuses paid to Directors and Corporate Auditors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of the fiscal year 2004, as approved by the Company's shareholders at the General Meeting of Shareholders held on June 26, 2003.

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

D. Employees

     The table below provides information about employees.

--------------------------------------------------------------------------------
                                                        As of March 31,
                                                2002          2003          2004
                                               ------   ---------------   ------
Categorized by Operating Segment
   Office Equipment                            65,359        66,422       65,878
   Other                                        7,582         6,899        6,152
   Headquarters                                 1,268         1,286        1,107
   Total                                       74,209        74,607       73,137

Categorized by Geographic Location
   Domestic                                    39,988        39,482       38,772
   Overseas                                    34,221        35,125       34,365
   Total                                       74,209        74,607       73,137
--------------------------------------------------------------------------------

     Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in the fiscal year 2004 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share ownership

     The following table lists the number of Common Stock owned by each Director, Corporate Auditors and Executive Officers of the Company as of June 25, 2004. None of the Company's Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company's Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.02% of the total Company Common Stock issued.

       Name                       Position                Number of Shares
------------------   ----------------------------------   ----------------
Masamitsu Sakurai    President, Chief Executive Officer         7,000
                     and Chief Operating Officer
Tatsuo Hirakawa      Deputy President                          16,379
Koichi Endo          Executive Managing Director               12,747
Masayuki Matsumoto   Executive Managing Director                4,000
Katsumi Yoshida      Executive Managing Director                5,100
Makoto Hashimoto     Managing Director                         10,000
Kiyoshi Sakai        Managing Director                          4,000
Takashi Nakamura     Managing Director                          5,693
Shiroh Kondoh        Managing Director                          4,000
Kazuo Togashi        Managing Director                          3,000
Kazunori Azuma       Managing Director                          4,000
Yuji Inoue           Managing Director                         10,000
Zenji Miura          Managing Director                          2,000
Hisaaki Koga         Corporate Auditor                          5,253
Hideyuki Takamatsu   Corporate Auditor                          3,000
Kenji Matsuishi      Corporate Auditor                          2,000
Koji Tomizawa        Corporate Auditor                          1,000
Terumoto Nonaka      Executive Vice President                   7,050
Tadatoshi Sakamaki   Executive Vice President                   6,211
Etsuo Kobayashi      Executive Vice President                   7,000
Hiroshi Tategami     Executive Vice President                   5,000
Kenji Hatanaka       Executive Vice President                   3,000
Hideko Kunii         Executive Vice President                   5,000
Hiroshi Kobayashi    Executive Vice President                   1,000
Masami Yoneyama      Senior Vice President                     11,000
Hiroshi Tsuruga      Senior Vice President                      2,000
Kiyoto Nagasawa      Senior Vice President                      3,000
Yutaka Ebi           Senior Vice President                      2,000
Hiroshi Adachi       Senior Vice President                      7,000
Kouji Sawa           Senior Vice President                      3,000
Yoshimasa Matsuura   Senior Vice President                      3,000
Sadahiro Arikawa     Senior Vice President                      1,000
Norio Tanaka         Senior Vice President                        105
Yoichi Shirahata     Group Senior Vice President                9,496
                                                              -------
   Total                                                      175,034
                                                              =======

     All shares of Common Stock of the Company carry the same voting rights.

     No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 25, 2004.

Item 7. Major Shareholders and Related Party Transactions
        -------------------------------------------------

A. Major shareholders

     Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2004 are as follows:

                                                        Number of        Percentage of
                                                        Shares Owned     Outstanding
Title of Class   Name                                   (in thousands)   Shares Owned
--------------   ------------------------------------   --------------   -------------
Common Stock     The Master Trust Bank of Japan, Ltd.       85,575           11.58%
Common Stock     Japan Trustee Services Bank, Ltd.          73,282            9.92%

     The Mitsubishi Trust and Banking Corporation, the second largest shareholder of Ricoh as of March 31, 2002, transferred its shares in Ricoh to The Master Trust Bank of Japan, Ltd. during the fiscal year 2003. As a result, The Master Trust Bank of Japan, Ltd. was Ricoh's second largest shareholder as of March 31, 2003.

     The Master Trust Bank of Japan, Ltd. is a joint venture managed by the Mitsubishi Trust and Banking Corporation, Nippon Life Insurance Company, UFJ Trust Bank Limited, Meiji Yasuda Life Insurance Company and Deutsche Bank.

     The number of Ricoh shares held by The Master Trust Bank of Japan, Ltd. may increase in the future. As of March 31, 2004, Nippon Life Insurance Company and UFJ Trust Bank Limited have not transferred shares in Ricoh to The Master Trust Bank of Japan, Ltd., and it is possible that these two entities will transfer their shares in Ricoh to The Master Trust Bank of Japan, Ltd. in the future. In addition, Meiji Yasuda Life Insurance Company and Deutsche Bank may transfer their shares in Ricoh to the Master Trust Bank of Japan, Ltd. in the future.

     With respect to significant changes in percentage ownership, the percentage of ownership held by The Master Trust Bank of Japan, Ltd. increased from 8.78% to 11.58% during fiscal year 2004, and the percentage of ownership held by Japan Trustee Services Bank, Ltd. increased from 8.75% to 9.84% during fiscal year 2003. In addition, during the fiscal year 2002, the percentage ownership held by The Mitsubishi Trust and Banking Corporation increased from 3.65% to 6.20% and the percentage ownership held by Nippon Life Insurance Company decreased from 5.52% to 4.47%.

     As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during the past three years except as described above.

     The major shareholders do not have different voting rights.

     American Depositary Receipts ("ADRs") evidencing American Depositary Shares are issued by The Bank of New York. The normal trading unit is 5 American Depositary Shares. As of March 31, 2004, 331,043 American Depositary Shares were held of record by 3 institutional registered holders in the United States of America.

     As far as is known to the Company as of this date, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government. As far as is known to the Company as of this date, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related party transactions

     Ricoh sells or purchases products, materials, supplies and services to or from affiliated companies on normal commercial terms and conditions. See Note 6 to the Consolidated Financial Statements.

     No Directors, Corporate Auditors or Executive Officers were indebted to the Company or its subsidiaries at any time during the latest three fiscal years. Neither the Company nor its subsidiaries expect to make any loans to Directors, Corporate Auditors or Executive Officers in the future.

C. Interest of experts and counsel

     Not applicable.

Item 8. Financial Information
        ---------------------

A. Consolidated statements and other information

     See Item 18. Financial Statements and pages F-1 through F-46.

     Legal or arbitration proceedings
     --------------------------------

     There are no material pending legal or arbitration proceedings to which Ricoh is a party.

     Dividend Policy
     ---------------

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

Item 9. The Offer and Listing
        ---------------------

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

     In the United States, the Company's American Depositary Shares are traded on the Over-the-Counter Market in the form of ADRs and are issued and exchanged by The Bank of New York, as depositary. The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE and the reported high and low sales prices per share of the Company's ADSs at Over-the-Counter Market.

                                                        Over-the-Counter Market Price
                           Tokyo Stock Exchange Price   Per American Depositary Share
                           Per Share of Common Stock     (5 shares of Common Stock)
                                 (Japanese Yen)                (U.S. Dollars)
                           --------------------------   -----------------------------
                                   High    Low                   High     Low
                                  -----   -----                 ------   -----
Annual highs and lows
---------------------
Fiscal Year 2000                  2,525   1,078                 111.79   44.28
Fiscal Year 2001                  2,495   1,627                 113.46   75.85
Fiscal Year 2002                  2,735   1,563                 108.00   77.50
Fiscal Year 2003                  2,470   1,637                  95.75   62.50
Fiscal Year 2004                  2,365   1,607                 104.50   68.55

Quarterly highs and lows
------------------------
Fiscal Year 2003
1st quarter                       2,470   1,961                  95.75   84.00
2nd quarter                       2,265   1,904                  91.67   81.50
3rd quarter                       2,205   1,867                  88.00   80.30
4th quarter                       1,998   1,637                  82.00   62.50

Fiscal Year 2004
1st quarter                       2,035   1,607                  83.75   68.55
2nd quarter                       2,330   1,945                  96.75   81.99
3rd quarter                       2,160   1,805                  99.25   83.47
4th quarter                       2,365   1,885                 104.50   90.50

Monthly highs and lows
----------------------
December 2003                     2,155   1,805                  99.25   83.47
January 2004                      2,110   1,931                  98.75   93.50
February 2004                     2,230   1,885                  98.00   90.50
March 2004                        2,365   2,085                 104.50   96.00
April 2004                        2,345   2,045                 107.50   97.50
May 2004                          2,260   2,090                 100.50   93.50

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

D. Selling shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the issue

     Not applicable.

Item 10. Additional Information
         ----------------------

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

     6. Import and Export of the goods described in any of the foregoing items and other goods of every kind and description.
     7. Brokerage business for casualty insurance and the insurance brokerage under the Automobile Liability Security Law of Japan.
     8.   Direct marketing through the Internet, facsimile, telephone, etc.
     9. Any and all business incidental or relating to any of the foregoing items.

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

     The Commercial Code provides that, until the aggregate amount of the Company's legal reserve and additional paid-in capital is at least one-quarter of the Company's stated capital, the Company may not make any distribution of profits by way of dividends in cash unless it has set aside in its legal reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The Commercial Code permits the Company to distribute profits by way of dividends out of the excess of its net assets, on a non-consolidated basis, over the aggregate of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above, and (vi) the increased amount of net assets in its balance sheet due to the assignment of market value to certain assets when the aggregate market value so assigned exceeds the aggregate acquisition value of such assets. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the end of the last fiscal year of the Company, and adjustments are made to such net assets to reflect (1) a subsequent decrease due to (a) a payment by way of an appropriation of retained earnings and the related transfer to legal reserve,
(b) a transfer of retained earnings to stated capital, (c) the allocation of the aggregate purchase price of shares determined by a resolution of the ordinary general meeting of shareholders or by a resolution of the Board of Directors authorizing the Company to acquire its shares, and (d) other amounts as provided for by enforcement regulations of the Ministry of Justice ("Enforcement Regulations"), and (2) a subsequent increase due to (a) a reduction of paid-in capital or legal reserve, (b) a reduction of stated capital and (c) other amounts as provided for by Enforcement Regulations. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv),
(v) and (vi) above.

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

VOTING RIGHTS

     A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph below and in the sections entitled "'Unit' share system" through "Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. Special resolutions provided for in Article 343 of the Commercial Code shall be adopted by the vote of the shareholders not less than two-thirds (2/3) of those present at a meeting whereby one-third (1/3) of voting rights of all of the shareholders shall constitute a quorum. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding voting shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

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

REPURCHASE BY THE COMPANY OF ITS COMMON STOCK

     The Company may repurchase shares (i) through the Tokyo Stock Exchange or other stock exchange on which the shares are listed or by way of tender offer, if authorized by an ordinary resolution of an ordinary general meeting of shareholders or by a resolution of the Board of Directors, (ii) from a specific party, if authorized by a special resolution of an ordinary general meeting of shareholders, or (iii) from the Company's own subsidiary, if authorized by a resolution of the Board of Directors.

     When a repurchase is made by the Company from a specified party pursuant to an authorization by a special resolution of an ordinary general meeting of shareholders as noted above, shareholders may make a demand to a Representative Director, five days or more prior to the relevant shareholders' meeting, that the Company also repurchase the shares held by that shareholder. Repurchase of shares pursuant to an authorization of the ordinary general meeting of shareholders must satisfy certain requirements, including the requirement that the total amount of the repurchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. Repurchase of shares pursuant to an authorization of the Board of Directors must satisfy certain requirements, including the requirement that the total amount of the repurchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of interim dividends, if paid. If it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through
(vi) in "Dividends" above, the Company may not repurchase shares. The Company may hold its own shares so repurchased without restriction. The Company may cancel its own shares that it holds by a resolution of the Board of Directors. The Company may otherwise dispose of its own shares by a resolution of the Board of Directors.

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

E. Taxation

JAPANESE TAXATION

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Generally, stock splits are not subject to Japanese income tax. According to the Income Tax Law of Japan, the rate of Japanese national withholding tax applicable to dividends paid on listed shares issued by the Company to non-residents of Japan or non-Japanese corporations is (i) 7% for the period from January 1, 2004 to March 31, 2008, and (ii) 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the Company, for which the applicable rate is 20%. Under the new income tax convention between the U.S. and Japan (the "Convention") ratified in March 2004, the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a U.S. resident or corporation not having a "permanent establishment" (as defined therein) in Japan is generally 10%. This 10% withholding tax rate is applicable to dividends declared on or after July 1, 2004. The 15% withholding tax rate under the old income tax convention is still applicable to dividends declared before July 1, 2004. If the tax rate under the domestic tax law is lower than that under the Convention, the domestic tax rate is still applicable.

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

     Notwithstanding the foregoing, pursuant to recently enacted legislation, certain dividends received by individual U.S. holders that constitute "qualified dividend income" will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from "qualified foreign corporations." In general, the term "qualified foreign corporation" includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. Notwithstanding this previous rule, dividends received from a foreign corporation that was a foreign investment company (as defined in section 1246(b) of the Code), a passive foreign investment company (as defined in section 1297 of the Code), or a foreign personal holding company (as defined in section 552 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term qualified dividend income will not include, among other dividends, any (i) dividends on any share of stock which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer's foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income. Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from the Company will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder's foreign tax credit.

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

I. Subsidiary information

     Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
         ----------------------------------------------------------

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

     Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2004, and there are no material quantitative changes in market risk exposure at March 31, 2004 when compared to March 31, 2003. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

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

Foreign Exchange Forward Contracts (Year ended March 31, 2004)

------------------------------------------------------------------------------
                                Year Ended March 31, 2004
          --------------------------------------------------------------------
                                       Contract amounts   Estimated fair value
          Average contractual rates   (Millions of yen)     (Millions of yen)
------------------------------------------------------------------------------
US$/Yen             110.35                   8,662                  367
EUR/Yen             131.46                  45,959                1,044
------------------------------------------------------------------------------

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

---------------------------------------------------------------------------------------------------------------------------
LONG-TERM INDEBTEDNESS                                            Year ended march 31, 2004
---------------------------------------------------------------------------------------------------------------------------
                                                                           Millions of yen
                                               ----------------------------------------------------------------------------
                                                                              Expected maturity date
(Excluding Capital Lease                                 ------------------------------------------------------------------
 Obligations and SFAS No. 133        Average                                                                          Fair
 fair value adjustment)             pay rate    Total     2005      2006     2007     2008     2009    Thereafter    Value
---------------------------------------------------------------------------------------------------------------------------
Bonds                                 1.39%    140,000   10,000    40,000   45,000   10,000   25,000     10,000     143,028

Medium-Term Notes                     0.28      16,000   12,000     3,000       --       --       --      1,000      15,981

Loans                                 1.42     201,771   59,017    87,004   25,508   19,753    1,041      9,448     201,721

---------------------------------------------------------------------------------------------------------------------------
Total                                          357,771   81,017   130,004   70,508   29,753   26,041     20,448     360,730
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS                                              Year ended march 31, 2004
---------------------------------------------------------------------------------------------------------------------------
                                                                                  Millions of yen
                                                    -----------------------------------------------------------------------
                                                                                    Expected maturity date
                                                             --------------------------------------------------------------
 Notional                       Average   Average
 amounts                        receive     pay                                                                        Fair
(Millions)   Type of swap        rate       rate     Total    2005     2006     2007     2008     2009   Thereafter   Value
---------------------------------------------------------------------------------------------------------------------------
             Receive floating
Yen 87,000   /Pay fixed          0.19%     0.30%    87,000    2,000   52,000   22,000   10,000    --        1,000     2,190

             Receive fixed
    60,000   /Pay floating       2.20      0.11     60,000   17,000   18,000    1,000    4,000   2,000     18,000       (34)
---------------------------------------------------------------------------------------------------------------------------
             Receive floating
 US$    20   /Pay floating       7.36%     1.89%     2,114    2,114       --       --       --      --         --       110
---------------------------------------------------------------------------------------------------------------------------

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

DEBT/EQUITY PRICE RISK

     Ricoh has a relatively small portion of marketable securities which are subject to equity price risk arising from changes in their market prices. Marketable securities consist of a diversified pool of Japanese equity securities. Ricoh's overall investment policy is to invest in highly-liquid, low risk investments.

     The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive securities as of March 31, 2004.

                                               Millions of Japanese Yen
                                           For the Year ended March 31, 2004
                                           ---------------------------------
                                                    Cost    Fair Value
                                                  -------   ----------
Debt Securities
   Due within one year                             45,139     45,123
   Due after one year through five years               --         --
Equity Securities                                   5,053     13,100
Investment Trusts*                                  1,175      1,667
                                                   ------     ------
Total                                              51,367     59,890
                                                   ------     ------

*Investment trusts consist of investments in marketable debt and equity securities.

Item 12. Description of Securities Other Than Equity Securities
         ------------------------------------------------------

     Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
         -----------------------------------------------

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of
         -------------------------------------------------------------------
     Proceeds
     --------

     None.

Item 15. Controls and Procedures
         -----------------------

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

Item 16. [RESERVED]

Item16.A. Audit Committee Financial Expert
          --------------------------------

     The Board of Directors of the Company has determined that it does not have an "audit committee financial expert" as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors.

     The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that that members of the Board of Corporate Auditors possess the appropriate skills and experience, as a group, to carry out their duties as members of the Board of Corporate Auditors, the Company will continue to strive to identify potential candidates that might qualify for this position. The Board of

Corporate Auditors will keep under active review the financial expert matter during the 2005 fiscal year as part of their overall risk management and compliance program.

Item16.B. Code of Ethics
          --------------

     Ricoh has adopted a code of ethics that applies to its employees, including the President, Chief Executive Officer, Chief Operating Officer, and the senior management of accounting and finance. Such code of ethics of Ricoh is provided hereto as Exhibit 11.

Item16.C. Principal Accountant Fees and Services
          --------------------------------------

     The aggregate fees for professional services rendered to the Company by KPMG for the years ended March 31, 2003 and 2004, were:

                       Millions of Yen
                     Year Ended March 31,
                    ----------------------
Type of Fees              2003   2004
------------------        ----   ----
Audit Fees                 610    689
Audit-related Fees           7      3
Tax Fees                    36     33
All Other Fees              15     16
                           ---    ---
TOTAL                      668    741

     Audit Fees consist of fees for the annual audit of the Company's consolidated financial statements, and statutory and subsidiary audits, assistance with the review of documents filed with the SEC, consents, comfort letters and other assistance that are normally provided by our independent accountants.

     Audit-related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent accountants and include employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulations, consultation concerning financial accounting and reporting standards, internal control reviews and assistance with internal control reporting requirements, review of the effectiveness of the internal audit function.

     Tax Fees consist of fees for tax compliance, tax advice and tax planning services, including preparation of original and amended tax returns, claims for refund and tax payment-planning services, assistance with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing documentation, expatriates' tax assistance and compliance.

     All Other Fees consists of fees for all other services not included in any of the other categories noted above, including services rendered for financial and non-financial information systems implementation and design services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     In accordance with Japanese law, the Company's independent accountants (KAIKEI KANSANIN) ("Accounting Auditors") are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company's Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company's Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG as the Company's Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 25, 2004.

     The Board of Corporate Auditors has adopted policies and procedures to pre-approve all audit and permissible non-audit services provided by the Accounting Auditor ("Pre-approval Policies"). Under the Pre-approval Policies, proposed services either (i) may be pre-approved by the Board of Corporate Auditors without specific consideration on a case-by-case basis if such services do not exceed pre-approved fee levels ("general pre-approval"), or (ii) require the specific pre-approval of the Board of Corporate Auditors ("specific pre-approval"). The Board of Corporate Auditors may delegate its specific pre-approval authority to one or more of its independent members who shall be designated by the Board of Corporate Auditors. Under the Pre-approval Policies, the Accounting Auditors are not allowed to perform any non-audit services which may impair the auditors independence under the rules of the SEC. The appendices to the Pre-approval Policies set out the audit, audit-related, tax and other service, including those described above, that have received the general pre-approval of the Board of Corporate Auditors.

     The term of any general pre-approval is twelve months from the date of pre-approval, unless the Board of Corporate Auditors specifically provides for a different period and sets forth such different period in the relevant appendix to the Pre-approval Policies. The Board of Corporate Auditors will annually review the Pre-approval Policies and revise the list of services that it has provided general pre-approval. Requests or applications to provide services that require specific pre-approval by the Board of Corporate Auditors will be submitted to the Board of Corporate Auditors by the Chief Officer of a company or division to which services are provided, accompanied by a draft engagement letter from the Accounting Auditor.

     During fiscal year 2004, none of the services provided to the Company by KPMG were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item16.D. Exemptions from the Listing Standards for Audit Committees
          ----------------------------------------------------------

     Not applicable.

Item16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          ----------------------------------------------------------------------

     Not applicable.

                                    PART III

Item 17. Financial Statements
         --------------------

     Not applicable.

Item 18. Financial Statements
         --------------------

     See Consolidated Financial Statements and Schedule attached hereto.

Item 19. Exhibits
         --------

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

      1.2         Share Handling Regulations, as amended (English translation)

      1.3 Regulations of the Board of Directors, as amended (English translation)

      1.4 Regulation of the Board of Corporate Auditors, as amended (English translation)

      8.1 List of Significant Subsidiaries (See "Organizational structure" in Item 4.C. of this Form 20-F)

      11          Code of Ethics (English translation)

      12.1        Certification Pursuant to Rule 13a-14(a)/15d-14(a)

      12.2        Certification Pursuant to Rule 13a-14(a)/15d-14(a)

      13.(a)(1)   Certification Pursuant to Section 1350 of Chapter 63 of
                  Title 18 of the United States Code

      13.(a)(2)   Certification Pursuant to Section 1350 of Chapter 63 of
                  Title 18 of the United States Code

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        RICOH COMPANY, LTD.
                                        (Registrant)


                                        By: /s/ Zenji Miura
                                            -------------------------------
                                            Zenji Miura
                                            Managing Director,
                                            Executive Vice President and
                                            General Manager of the
                                            Finance and Accounting Division

Date: June 28, 2004

--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Consolidated Financial Statements and Schedule
For the years ended March 31, 2002, 2003 and 2004
With Report of Independent Registered Public Accounting Firm Thereon

--------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
--------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm .....................F-2

Consolidated Balance Sheets as of March 31, 2003 and 2004 ............F-3 to F-4

Consolidated Statements of Income for the years ended
   March 31, 2002, 2003 and 2004 ............................................F-5

Consolidated Statements of Shareholders' Investment for the years ended
   March 31, 2002, 2003 and 2004 ............................................F-6

Consolidated Statements of Cash Flows for the years ended
   March 31, 2002, 2003 and 2004 ............................................F-7

Notes to Consolidated Financial Statements ..........................F-8 to F-45

Schedule:

   II.  Valuation and Qualifying Accounts and Reserves .....................F-46

All schedules not listed have been omitted because they are not applicable, or the required information has been otherwise supplied in the consolidated financial statements or the notes thereto.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company and its subsidiaries changed their accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of marketable equity securities to its employee retirement benefit trust.

As discussed in Note 2 to the consolidated financial statements, the Company and its subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective April 1, 2002, and the provisions of Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities," effective April 1, 2001.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

Tokyo, Japan
April 28, 2004

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2003 AND 2004

                                                                          Thousands of
                                                     Millions of Yen      U.S. Dollars
                                                  ---------------------   ------------
A S S E T S                                          2003       2004           2004
--------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                        189,243     203,039    $ 1,952,298
   Time deposits                                     11,087         962          9,250
   Marketable securities                                107      45,124        433,885
   Trade receivables-
      Notes                                          76,022      76,499        735,567
      Accounts                                      359,769     362,784      3,488,308
      Less- Allowance for doubtful receivables      (17,849)    (17,039)      (163,837)
   Inventories-
      Finished goods                                102,164     100,154        963,019
      Work in process and raw materials              43,887      45,215        434,760
   Deferred income taxes and other                   58,083      55,079        529,606
--------------------------------------------------------------------------------------
         Total current assets                       822,513     871,817      8,382,856
--------------------------------------------------------------------------------------

Property, Plant and Equipment, at cost:
   Land                                              42,990      43,423        417,529
   Buildings                                        204,606     200,844      1,931,192
   Machinery and equipment                          660,458     653,467      6,283,337
   Construction in progress                           6,540      10,629        102,202
--------------------------------------------------------------------------------------
                                                    914,594     908,363      8,734,260
   Less- Accumulated depreciation                  (665,842)   (669,651)    (6,438,953)
--------------------------------------------------------------------------------------
                                                    248,752     238,712      2,295,307
--------------------------------------------------------------------------------------

Investments and Other Assets:
   Finance receivables                              476,293     514,047      4,942,760
   Investment securities                             71,973      21,871        210,298
   Investments in and advances to affiliates         45,791      46,967        451,606
   Goodwill                                          28,109      25,298        243,250
   Other intangible assets                           40,020      43,233        415,702
   Lease deposits and other                         151,471      90,848        873,538
--------------------------------------------------------------------------------------
                                                    813,657     742,264      7,137,154
--------------------------------------------------------------------------------------
                                                  1,884,922   1,852,793    $17,815,317
======================================================================================

                                                                          Thousands of
                                                     Millions of Yen      U.S. Dollars
                                                  ---------------------   ------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT             2003       2004           2004
--------------------------------------------------------------------------------------
Current Liabilities:
   Short-term borrowings                             84,478      68,952    $   663,000
   Current maturities of long-term
      indebtedness                                   54,235      82,210        790,481
   Trade payables-
      Notes                                          32,943      29,937        287,856
      Accounts                                      247,855     267,735      2,574,375
   Accrued income taxes                              42,393      25,050        240,865
   Accrued expenses and other                       126,679     133,544      1,284,077
--------------------------------------------------------------------------------------
         Total current liabilities                  588,583     607,428      5,840,654
--------------------------------------------------------------------------------------

Long-term Liabilities:
   Long-term indebtedness                           345,902     281,570      2,707,404
   Accrued pension and severance costs              209,011      83,492        802,808
   Deferred income taxes                             30,653      36,295        348,990
--------------------------------------------------------------------------------------
                                                    585,566     401,357      3,859,202
--------------------------------------------------------------------------------------

Minority Interests                                   53,259      48,877        469,971
--------------------------------------------------------------------------------------

Commitments and Contingent Liabilities
   (Note 16)

Shareholders' Investment:
   Common stock;
      Authorized - 993,000,000 shares in 2003
         and 2004
      Issued and outstanding - 744,912,078
         shares and 742,608,635 shares in 2003
         and 744,912,078 shares and 738,894,891
         shares in 2004                             135,364     135,364      1,301,577
   Additional paid-in capital                       186,521     186,599      1,794,221
   Retained earnings                                434,748     515,372      4,955,500
   Accumulated other comprehensive income
      (loss)                                        (94,733)    (30,272)      (291,077)
   Treasury stock at cost; 2,303,443 shares in
      2003 and 6,017,187 shares in 2004              (4,386)    (11,932)      (114,731)
--------------------------------------------------------------------------------------
           Total shareholders' investment           657,514     795,131      7,645,490
--------------------------------------------------------------------------------------
                                                  1,884,922   1,852,793    $17,815,317
======================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                                                           Thousands of
                                                                                Millions of Yen            U.S. Dollars
                                                                       ---------------------------------   ------------
                                                                          2002        2003        2004         2004
-----------------------------------------------------------------------------------------------------------------------
Net Sales                                                              1,672,340   1,738,358   1,780,245    $17,117,740
Cost of Sales                                                            972,394     993,009   1,014,619      9,755,952
-----------------------------------------------------------------------------------------------------------------------
      Gross profit                                                       699,946     745,349     765,626      7,361,788
Selling, General and Administrative Expenses                             570,251     611,695     623,935      5,999,375
Transfer to the government of the substitutional portion of
   Employees' Pension Fund:
   Settlement loss                                                            --          --      48,657        467,856
   Subsidy from government                                                    --          --     (56,972)      (547,808)
-----------------------------------------------------------------------------------------------------------------------
      Operating income                                                   129,695     133,654     150,006      1,442,365
-----------------------------------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                                           (4,753)     (3,772)     (1,925)       (18,510)
   Interest expense                                                        8,233       6,853       5,290         50,865
   Foreign currency exchange (gain) loss, net                              5,732         566       6,136         59,000
   Other, net                                                              6,533       6,537      (2,558)       (24,596)
-----------------------------------------------------------------------------------------------------------------------
      Total                                                               15,745      10,184       6,943         66,759
-----------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests, Equity in
   Earnings of Affiliates and Cumulative Effect of Accounting Change     113,950     123,470     143,063      1,375,606
Provision for Income Taxes:
   Current                                                                52,365      63,183      53,303        512,529
   Deferred                                                               (1,218)    (11,199)      3,338         32,096
-----------------------------------------------------------------------------------------------------------------------
      Total                                                               51,147      51,984      56,641        544,625
-----------------------------------------------------------------------------------------------------------------------
Income before Minority Interests, Equity in Earnings of Affiliates
   and Cumulative Effect of Accounting Change                             62,803      71,486      86,422        830,981
Minority Interests                                                         3,080       1,376       4,094         39,365
Equity in Earnings of Affiliates                                           1,891       2,403       2,065         19,855
-----------------------------------------------------------------------------------------------------------------------
Income before Cumulative Effect of Accounting Change                      61,614      72,513      84,393        811,471
Cumulative Effect of Accounting Change, net of tax                            --          --       7,373         70,894
-----------------------------------------------------------------------------------------------------------------------
      Net Income                                                          61,614      72,513      91,766    $   882,365
=======================================================================================================================

                                                                        Yen             U.S. Dollars
                                                             ------------------------   ------------
Per Share of Common Stock:
----------------------------------------------------------------------------------------------------
   Basic:
      Income before cumulative effect of accounting change    88.27    99.79   113.69       $1.09
      Cumulative effect of accounting change                     --       --     9.94        0.10
      Net income                                              88.27    99.79   123.63        1.19
   Diluted:
      Income before cumulative effect of accounting change    82.46    96.81   113.69        1.09
      Cumulative effect of accounting change                     --       --     9.94        0.10
      Net income                                              82.46    96.81   123.63        1.19
====================================================================================================
   Cash dividends per share                                   12.00    14.00    15.00       $0.14
====================================================================================================
Per American Depositary Share, each representing 5 shares
   of common stock:
----------------------------------------------------------------------------------------------------
   Basic:
      Income before cumulative effect of accounting change   441.35   498.95   568.45       $5.46
      Cumulative effect of accounting change                     --       --    49.70        0.48
      Net income                                             441.35   498.95   618.15        5.94
   Diluted:
      Income before cumulative effect of accounting change   412.30   484.05   568.45        5.46
      Cumulative effect of accounting change                     --       --    49.70        0.48
      Net income                                             412.30   484.05   618.15        5.94
====================================================================================================
   Cash dividends per share                                   60.00    70.00    75.00       $0.72
====================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                                              Thousands of
                                                                      Millions of Yen         U.S. Dollars
                                                                ---------------------------   ------------
                                                                  2002      2003      2004        2004
----------------------------------------------------------------------------------------------------------
Common Stock:
   Beginning balance                                            103,434   120,461   135,364    $1,301,577
   Conversion of convertible bonds; 34,522,672 shares in 2002
      and 24,633,822 shares in 2003                              17,027    14,903        --            --
----------------------------------------------------------------------------------------------------------
   Ending balance                                               120,461   135,364   135,364    $1,301,577
==========================================================================================================

Additional Paid-in Capital:
   Beginning balance                                            154,635   171,628   186,521    $1,793,471
   Conversion of convertible bonds                               16,993    14,893        --            --
   Issuance of treasury stock in exchange for subsidiary's
      stock                                                          --        --        78           750
----------------------------------------------------------------------------------------------------------
   Ending balance                                               171,628   186,521   186,599    $1,794,221
==========================================================================================================

Retained Earnings:
   Beginning balance                                            332,447   385,741   434,748    $4,180,269
   Net income for the year                                       61,614    72,513    91,766       882,365
   Dividends declared and approved                               (8,320)  (10,178)  (11,142)     (107,134)
   Retirement of treasury stock; 7,000,000 shares in 2003            --   (13,328)       --            --
----------------------------------------------------------------------------------------------------------
   Ending balance                                               385,741   434,748   515,372    $4,955,500
==========================================================================================================

Accumulated other comprehensive income (loss):
   Beginning balance                                            (33,788)  (44,376)  (94,733)   $ (910,894)
   Foreign currency translation adjustments                       6,516     1,007    (5,393)      (51,856)
   Unrealized gains (losses) on securities, net of
      reclassification adjustment                                  (766)   (1,984)   (4,556)      (43,808)
   Unrealized gains (losses) on derivatives, net of
      reclassification adjustment                                  (207)       29       154         1,481
   Minimum pension liability adjustments                        (16,131)  (49,409)   74,256       714,000
----------------------------------------------------------------------------------------------------------
   Ending balance                                               (44,376)  (94,733)  (30,272)   $ (291,077)
==========================================================================================================

Treasury stock:
   Beginning balance                                                 --      (434)   (4,386)   $  (42,173)
   Purchase of treasury stock; 446,928 shares in 2002,
      9,111,925 shares in 2003 and 5,731,150 shares in 2004      (1,083)  (17,280)  (11,411)     (109,721)
   Sales of treasury stock; 269,000 shares in 2002 and 6,873
      shares in 2004                                                649        --        13           125
   Retirement of treasury stock; 7,000,000 shares in 2003            --    13,328        --            --
   Issuance of treasury stock in exchange for subsidiary's
      stock; 2,010,533 shares in 2004                                --        --     3,852        37,038
----------------------------------------------------------------------------------------------------------
   Ending balance                                                  (434)   (4,386)  (11,932)   $ (114,731)
==========================================================================================================

Comprehensive income:
   Net income for the year                                       61,614    72,513    91,766    $  882,365
   Other comprehensive income (loss) for the year,
      net of tax                                                (10,588)  (50,357)   64,461       619,817
----------------------------------------------------------------------------------------------------------
   Total comprehensive income for the year                       51,026    22,156   156,227    $1,502,182
==========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                                                          Thousands of
                                                                                  Millions of Yen         U.S. Dollars
                                                                            ---------------------------   ------------
                                                                              2002      2003      2004         2004
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                61,614    72,513    91,766    $  882,365
   Adjustments to reconcile net income to net cash provided by operating activities-
      Depreciation and amortization                                          73,782    76,551    76,968       740,077
      Equity in earnings of affiliates, net of dividends received            (1,260)   (1,167)   (1,001)       (9,625)
      Deferred income taxes                                                  (1,218)   (9,289)    3,338        32,096
      Losses on disposals and sales of property, plant and equipment          1,665     1,975     2,035        19,567
      Cumulative effect of accounting change, net of tax                         --        --    (7,373)      (70,894)
      Changes in assets and liabilities, net of effects from acquisition-
         (Increase) decrease in trade receivables                           (20,006)   22,176   (11,367)     (109,298)
         (Increase) decrease in inventories                                  21,194    14,983    (4,317)      (41,509)
         Increase in finance receivables                                    (13,620)  (33,109)  (32,650)     (313,942)
         (Decrease) increase in trade payables                              (19,535)    5,632    21,316       204,962
         (Decrease) increase in accrued income taxes and accrued expenses
            and other                                                       (13,592)   11,173    (5,913)      (56,856)
         (Decrease) increase in accrued pension and severance costs           8,374     7,806      (609)       (5,856)
      Other, net                                                              7,740    16,498    22,718       218,442
----------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                       105,138   185,742   154,911     1,489,529
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                         756       245       190         1,827
   Expenditures for property, plant and equipment                           (75,231)  (71,984)  (75,432)     (725,308)
   Payments for purchases of available-for-sale securities                  (10,025)  (52,219)  (35,518)     (341,519)
   Proceeds from sales of available-for-sale securities                      24,568    24,513    45,464       437,154
   (Increase) decrease in time deposits                                        (477)      944     9,915        95,336
   Other, net                                                               (21,012)      302    (8,002)      (76,942)
----------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                           (81,421)  (98,199)  (63,383)     (609,452)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term loans                                             71,075    58,194    13,349       128,356
   Repayment of long-term loans                                             (79,640)  (23,133)  (31,509)     (302,971)
   Decrease in short-term borrowings, net                                   (39,414)  (73,393)  (10,728)     (103,154)
   Proceeds from issuance of long-term debt securities                      103,500    11,000     1,000         9,615
   Repayment of long-term debt securities                                   (10,000)  (11,723)  (23,910)     (229,904)
   Dividend payments                                                         (8,322)  (10,176)  (11,136)     (107,077)
   Payment for purchase of treasury stock                                    (1,054)  (17,281)  (11,411)     (109,721)
   Other, net                                                                    90      (631)     (490)       (4,711)
----------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) financing activities              36,235   (67,143)  (74,835)     (719,567)
----------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                  2,474    (1,329)   (2,897)      (27,856)
----------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                    62,426    19,071    13,796       132,654
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              107,746   170,172   189,243     1,819,644
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    170,172   189,243   203,039    $1,952,298
======================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR-
      Interest                                                                9,418     7,300     6,479    $   62,298
      Income taxes                                                           53,129    52,154    66,914       643,404
======================================================================================================================

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

Ricoh manufactures its products primarily in 15 plants in Japan and 6 plants overseas, which are located in the United States, United Kingdom, France and China.

2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies are summarized below:

(A) BASIS OF PRESENTATION

The accompanying consolidated financial statements for the three years ended March 31, 2004 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen into U.S. Dollar equivalents for the year ended March 31, 2004 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 104 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2004.

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

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: 1) a delivered item has value to customers on a stand-alone basis, 2) there is objective and reliable evidence of fair value of an undelivered item, and 3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting. EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on Ricoh's financial position or results of operations.

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

(E) CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(F) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 15, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes. On April 1, 2001 Ricoh adopted Statement of Financial Accounting Standards ("SFAS") No.133 "Accounting for Derivative Instruments and Hedging Activities", and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which require that all derivative instruments be recorded on the balance sheet at their respective fair values. In accordance with the transition provisions of SFAS 133, Ricoh recorded a cumulative effect adjustment, net of tax, resulting in a decrease in net income of Yen 66 million and a decrease in other comprehensive income (loss) of Yen 1,864 million at April 1, 2001.

In accordance with SFAS 133, Ricoh, when it enters into a derivative contract, makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

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

In accordance with the transitional provisions of SFAS 133, gains and losses on qualifying hedges of existing assets or liabilities at April 1, 2001, were included in the carrying amounts of those assets or liabilities and were ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments and anticipated transactions were deferred and recognized in income, or as adjustments of carrying amounts, when the hedged transaction occurred.

(G) ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(H) SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of March 31, 2003 and 2004, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

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

As discussed further in Note 5, Ricoh changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of marketable equity securities. In relation to this change, Ricoh has recognized in its fiscal 2004 consolidated statement of income a cumulative effect of accounting change, net of tax, of Yen 7,373 million ($70,894 thousand).

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

Effective rates of depreciation for the years ended March 31, 2002, 2003 and 2004 are summarized below:

                                                             2002   2003    2004
--------------------------------------------------------------------------------
Buildings                                                     8.3%   8.1%   8.1%
Machinery and equipment                                      40.6   41.0   42.9
================================================================================

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2003 and 2004 were as follows:

                                                                    Thousands of
                                                  Millions of Yen   U.S. Dollars
                                                  ---------------   ------------
                                                    2003    2004        2004
--------------------------------------------------------------------------------
Aggregate cost                                     7,339   7,151       $68,760
Accumulated depreciation                           4,036   4,504        43,308
================================================================================

The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2004 were Yen 3,456 million ($33,231 thousand) and Yen 3,141 million ($30,202 thousand), respectively.

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

Ricoh adopted the provisions of SFAS 141 and SFAS 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized until March 31, 2002. In connection with the transitional impairment evaluation, SFAS 142 required Ricoh to perform an assessment of whether there was an indication that goodwill was impaired as of April 1, 2002. To accomplish this, Ricoh (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. Ricoh completed the transitional assessment by September 30, 2002, and determined there was no indication that goodwill had been impaired as of April 1, 2002.

Ricoh also completed the annual assessment for the years ended March 31, 2003 and 2004 and determined that no goodwill impairment charge was necessary.

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

In December 2003, the FASB issued SFAS No.132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. Ricoh's disclosures in Note 11 incorporate the requirements of SFAS 132 (revised).

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

Ricoh has no dilutive securities outstanding at March 31, 2004 and therefore there is no difference between basic and diluted net income per share.

(R) NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows:
                                                                    Thousands of
                                              Millions of Yen       U.S. Dollars
                                          -----------------------   ------------
                                           2002     2003     2004       2004
--------------------------------------------------------------------------------
Conversion of convertible bonds           35,620   32,905      --      $    --
Capital lease obligations incurred           445    1,697      75          721
Retirement of treasury stock                  --   13,328      --           --
Issuance of treasury stock in exchange
   for subsidiary's stock                     --       --   3,930       37,788
Transfer of marketable equity
   securities to employee retirement
   benefit trust                              --       --   3,648       35,077
================================================================================

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

The Company has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

3. ACQUISITION

In December 2002, Ricoh acquired the remaining outstanding shares of Shanghai Ricoh Facsimile Co., Ltd. ("Shanghai Ricoh") for Yen 1,745 million. The acquisition of the remaining 45% interest in Shanghai Ricoh was accounted for using the purchase method of accounting and resulted in goodwill of Yen 778 million.

In April 2003, the Company acquired all of the minority interests of its existing consolidated subsidiary, Tohoku Ricoh Co., Ltd. ("Tohoku Ricoh") through the issuance of 2,010,533 shares of treasury stock in exchange for all the outstanding shares of Tohoku Ricoh's common stock not then owned by Ricoh. The cost of acquired minority interests was Yen 5,579 million ($53,644 thousand) determined based on the fair value of the treasury shares issued. The Company has used the purchase method of accounting to record the transactions in conformity with SFAS 141 and accordingly, has allocated the purchase price based on estimated fair values of acquired net assets.

4. FINANCE RECEIVABLES

Finance receivables as of March 31, 2003 and 2004 are comprised primarily of lease receivables and installment loans.

Ricoh's products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary and to overseas customers primarily through certain overseas subsidiaries. These leases are qualified and are accounted for as sales-type leases in conformity with SFAS 13. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh's lease receivables as of March 31, 2003 and 2004 is as follows:

                                                                    Thousands of
                                                 Millions of Yen    U.S. Dollars
                                                -----------------   ------------
                                                 2003      2004        2004
--------------------------------------------------------------------------------
Minimum lease payments receivable               486,165   522,056    $5,019,769
Estimated non-guaranteed residual
   value                                          2,209     2,432        23,385
Unearned income                                 (49,039)  (47,492)     (456,654)
Allowance for doubtful receivables              (13,573)  (14,404)     (138,500)
--------------------------------------------------------------------------------
Net lease receivables                           425,762   462,592    $4,448,000
================================================================================

As of March 31, 2004, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:
                                                                    Thousands of
Years ending March 31                             Millions of Yen   U.S. Dollars
--------------------------------------------------------------------------------
2005                                                  168,931        $1,624,337
2006                                                  139,060         1,337,115
2007                                                  110,989         1,067,202
2008                                                   69,129           664,702
2009                                                   27,135           260,913
2010 and thereafter                                     6,812            65,500
--------------------------------------------------------------------------------
Total                                                 522,056        $5,019,769
================================================================================

Ricoh Leasing Company, Ltd. has also extended certain other types of loans as part of its business activity, which are primarily residential housing loans to individuals in Japan secured by the underlying real estate properties. Loan terms range from 15 years to 30 years with monthly repayments. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2003 and 2004 was Yen 50,531 million and Yen 51,455 million ($494,760 thousand), respectively. Loan activity for the years ended March 31, 2002, 2003 and 2004 is as follow:

                                                                    Thousands of
                                              Millions of Yen       U.S. Dollars
                                          -----------------------   ------------
                                           2002    2003    2004        2004
--------------------------------------------------------------------------------
Extension of new loans                    8,638   11,559   13,686     $131,596
Repayment of outstanding loans            7,554    9,993   12,706      122,173
================================================================================

Ricoh sold finance lease receivables with a pretax gain of Yen 225 million in the year ended March 31, 2002 through securitization transactions. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh. Ricoh's retained interests are subordinate to the investor's interests. Their value is subject to credit and interest rate risk on the sold financial assets. The investors and Special Purpose Entities that hold the lease receivables have limited recourse to Ricoh's other assets for failure of debtors to pay. Ricoh recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as "trading" securities. Ricoh determines the value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on credit losses and other information as available and are discounted at a rate which Ricoh believes is commensurate with the risk free rate plus a risk premium.

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the years ended March 31, 2003 and 2004 were as follows:

                                                        2003            2004
--------------------------------------------------------------------------------
Expected credit losses                             0.75% - 1.35%   0.75% - 1.35%
Discount rate                                      0.89% - 3.00%   0.90% - 3.00%
================================================================================

The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2004 are presented below.

                                                                    Thousands of
                                                  Millions of Yen   U.S. Dollars
                                                  ---------------   ------------
                                                        2004            2004
--------------------------------------------------------------------------------
Carrying value of retained interests (included
   in lease deposits and                                7,226          $69,481
   other in the consolidated balance sheet)
Expected credit losses:
   +10%                                                    51              490
   +20%                                                   102              981
Discount rate:
   +10%                                                    16              154
   +20%                                                    32              308
================================================================================

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

The following table summarizes certain cash flows received from and paid to the Special Purpose Entities for all securitization activity for the years ended March 31, 2002, 2003 and 2004:

                                                                    Thousands of
                                               Millions of Yen      U.S. Dollars
                                           ----------------------   ------------
                                            2002     2003    2004       2004
--------------------------------------------------------------------------------
Proceeds from new securitization           25,000      --      --      $    --
Servicing fees received                        39      37      25          240
Repurchases of delinquent or ineligible
   assets                                   5,138   5,750   4,643       44,644
================================================================================

Amounts of delinquencies, net credit losses, and components of all receivables managed and securitized as of March 31, 2003 and 2004, and for the years then ended, are as follows:

                                                                           Millions of Yen
                                   -------------------------------------------------------------------------------------------
                                                       2003                                           2004
                                   --------------------------------------------   --------------------------------------------
                                                       Principal                                      Principal
                                                       amount of                                      amount of
                                   Total principal    receivables                 Total principal    receivables
                                      amount of       4 months or    Net credit      amount of       4 months or    Net credit
                                     receivables     more past due     losses       receivables     more past due    losses
------------------------------------------------------------------------------------------------------------------------------
Principal amount outstanding           504,252           1,175          3,893         524,981           1,025          3,284
   Less: Receivables securitized       (64,917)                                       (47,985)
                                       -------                                        -------
Receivables held in portfolio          439,335                                        476,996
==============================================================================================================================

                                              Thousands of U.S. dollars
                                    --------------------------------------------
                                                        2004
                                    --------------------------------------------
                                                        Principal
                                                        amount of
                                    Total principal    receivables
                                       amount of       4 months or    Net credit
                                      receivables     more past due     losses
--------------------------------------------------------------------------------
Principal amount outstanding          $5,047,894          $9,856        $31,577
   Less: receivables securitized        (461,394)
                                      ----------
Receivables held in portfolio         $4,586,500
================================================================================

5. SECURITIES

Marketable securities and investment securities as of March 31, 2003 and 2004 consist of the following:

                                                                    Thousands of
                                                  Millions of Yen   U.S. Dollars
                                                  ---------------   ------------
                                                   2003     2004        2004
--------------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities                     107   45,124     $433,885
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                  64,602   14,766     $141,981
   Non-marketable equity securities                7,371    7,105       68,317
--------------------------------------------------------------------------------
                                                  71,973   21,871     $210,298
================================================================================

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2003 and 2004 are as follows:

                                                            Millions of Yen
                       -------------------------------------------------------------------------------------
                                          2003                                       2004
                       -----------------------------------------   -----------------------------------------
                                   Gross        Gross                          Gross        Gross
                                unrealized   unrealized                     unrealized   unrealized
                                  holding     holding      Fair               holding     holding      Fair
                        Cost       gains       losses      value    Cost       gains       losses      value
------------------------------------------------------------------------------------------------------------
Current:
   Corporate debt
      securities          107         --           --        107   45,139          6         22       45,123
   Other                   --         --           --         --        1         --         --            1
------------------------------------------------------------------------------------------------------------
                          107         --           --        107   45,140          6         22       45,124
------------------------------------------------------------------------------------------------------------
Non-current:
   Equity securities    6,328      5,148          519     10,957    5,053      8,080         33       13,100
   Corporate debt
      securities       45,020          5          195     44,830       --         --         --           --
   Other                9,459         10          654      8,815    1,174        492         --        1,666
------------------------------------------------------------------------------------------------------------
                       60,807      5,163        1,368     64,602    6,227      8,572         33       14,766
============================================================================================================

                                   Thousands of U.S. Dollars
                       ---------------------------------------------
                                           2004
                       ---------------------------------------------
                                     Gross        Gross
                                  unrealized   unrealized
                                    holding     holding       Fair
                        Cost         gains       losses       value
--------------------------------------------------------------------
Current:
   Corporate debt
      securities       $434,029     $    58       $212      $433,875
   Other                     10          --         --            10
--------------------------------------------------------------------
                       $434,039     $    58       $212      $433,885
--------------------------------------------------------------------
Non-current:
   Equity securities   $ 48,587     $77,692       $317      $125,962
   Corporate debt
      securities             --          --         --            --
   Other                 11,288       4,731         --        16,019
--------------------------------------------------------------------
                       $ 59,875     $82,423       $317      $141,981
====================================================================

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2004 were as follows:

                                                     Millions of Yen
                                     -------------------------------------------------
                                       Less than 12 months       12 months or longer
                                     -----------------------   -----------------------
                                                     Gross                     Gross
                                                  unrealized                unrealized
                                                    holding                   holding
                                     Fair value     losses     Fair value     losses
--------------------------------------------------------------------------------------
2004:
   Current:
      Available-for-sale:
         Corporate debt securities     45,123         22           --            --
--------------------------------------------------------------------------------------
                                       45,123         22           --            --
--------------------------------------------------------------------------------------
   Noncurrent:
     Available-for-sale:
        Equity securities              13,100         33           --            --
--------------------------------------------------------------------------------------
                                       13,100         33           --            --
======================================================================================

                                                    Thousands of U.S. Dollars
                                     -------------------------------------------------
                                       Less than 12 months       12 months or longer
                                     -----------------------   -----------------------
                                                     Gross                     Gross
                                                  unrealized                unrealized
                                                    holding                   holding
                                     Fair value     losses     Fair value     losses
--------------------------------------------------------------------------------------
2004:
   Current:
      Available-for-sale:
         Corporate debt securities    $433,875       $212          --            --
--------------------------------------------------------------------------------------
                                      $433,875       $212          --            --
--------------------------------------------------------------------------------------
   Noncurrent:
      Available-for-sale:
         Equity securities            $125,962       $317          --            --
--------------------------------------------------------------------------------------
                                      $125,962       $317          --            --
======================================================================================

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2004, regardless of their balance sheet classification, are as follows:

                                   Millions of Yen     Thousands of U.S. Dollars
                                 -------------------   -------------------------
                                  Cost    Fair value       Cost     Fair value
--------------------------------------------------------------------------------
Due within one year              45,139     45,123       $434,029    $433,875
================================================================================

Proceeds from the sales of available-for-sale securities were Yen 24,568 million, Yen 24,513 million and Yen 45,464 million ($437,154 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

There were no significant realized gains or losses of available-for-sale securities for the three years ended March 31, 2004 except for the following contributed marketable equity securities to the Company's employee benefit trust. The loss on securities of Yen 2,260 million for the year ended March 31, 2003 was charged to other expense for declines in market value of available-for-sale securities where the decline was determined to be other than temporary.

In March 2000, the Company contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to its employee retirement benefit trust (the "Trust") fully administered and controlled by an independent bank trustee, with no cash proceeds thereon (the "2000 Transfer"). The 2000 Transfer of the available-for-sale securities was accounted for as a sale in accordance with SFAS No.125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" and accordingly the recorded pension liability was reduced by the fair market value amount of the transferred securities. The fair value of these securities at the time of transfer was Yen 20,760 million. The net unrealized gains on these available-for-sale securities amounting to Yen 13,095 million were initially included in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets with the expectation of being reflected in realized gains in the statements of income upon the future sale of the transferred securities by the trustee.

In March 2004, the Company contributed certain additional marketable equity securities, not including those of its subsidiaries and affiliated companies to the Trust, with no cash proceeds thereon (the "2004 Transfer"). The fair value and net unrealized gains on these available-for-sale securities at the time of transfer was Yen 3,648 million ($35,077 thousand) and Yen 2,658 million ($25,558 thousand), respectively.

In connection with the 2004 Transfer, Ricoh has changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of such marketable equity securities. Ricoh has concluded that it is preferable to recognize in the statements of income unrealized gains or losses associated with marketable equity securities transferred to the Trust when Ricoh has effectively given up the economic rewards of ownership, that is, when the assets are no longer considered corporate assets and when the Trust has the irrevocable and unrestricted right to realize those benefits as and when it chooses. This generally occurs at the time the assets are transferred to the Trust and not upon future sale of the assets by the trustee.

Accordingly, Ricoh has recognized realized gains in the consolidated statement of income on the transfer of marketable equity securities to the Trust for fiscal 2004 of Yen 2,658 million ($25,558 thousand). In addition, Ricoh has recognized in its fiscal 2004 consolidated statement of income a cumulative effect of accounting change, net of tax, of Yen 7,373 million ($70,894 thousand) associated with the 2000 Transfer.

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Included in these companies is COCA-COLA WEST JAPAN COMPANY, LIMITED, a 21.8% owned affiliate. The common stock of this company is publicly traded. The carrying value of the investment in this company was equal to its underlying book value and amounted to Yen 36,728 million ($353,154 thousand) as of March 31, 2004. The quoted market value of Ricoh's investment in this company was Yen 45,900 million ($441,346 thousand) as of March 31, 2004.

Ricoh's equity in the underlying net book values of the other 20% to 50% owned companies is approximately equal to their individual carrying values.

Summarized financial information for all affiliates as of March 31, 2003 and 2004 and for the years ended March 31, 2002, 2003 and 2004 is as follows:

                                                                    Thousands of
                                                 Millions of Yen    U.S. Dollars
                                                -----------------   ------------
FINANCIAL POSITION                                2003      2004        2004
--------------------------------------------------------------------------------
Assets-
   Current assets                               124,156   104,916    $1,008,808
   Other assets                                 139,357   155,081     1,491,163
--------------------------------------------------------------------------------
                                                263,513   259,997    $2,499,971
--------------------------------------------------------------------------------
Liabilities and shareholders' investment-
   Current liabilities                           40,954    37,954    $  364,942
   Other liabilities                             13,176    12,170       117,019
   Shareholders' investment                     209,383   209,873     2,018,010
--------------------------------------------------------------------------------
                                                263,513   259,997    $2,499,971
================================================================================

                                                                    Thousands of
                                            Millions of Yen         U.S. Dollars
                                      ---------------------------   ------------
OPERATIONS                              2002      2003      2004        2004
--------------------------------------------------------------------------------
Sales                                 288,992   338,035   317,512    $3,053,000
Costs and expenses                    277,950   327,139   307,665     2,958,317
--------------------------------------------------------------------------------
Net income                             11,042    10,896     9,847    $   94,683
================================================================================

The significant transactions of Ricoh with these affiliates for the years ended March 31, 2002, 2003 and 2004, and the related account balances at March 31, 2003 and 2004 are summarized as follows:

                                                                    Thousands of
                                            Millions of Yen         U.S. Dollars
                                       --------------------------   ------------
                                        2002      2003      2004         2004
--------------------------------------------------------------------------------
Transactions-
   Sales                               25,413    26,510    19,534     $187,827
   Purchases                           15,584    19,808    18,714      179,942
   Dividend income                      1,133     1,236     1,064       10,231
================================================================================

Unrealized profits regarding the above transactions were eliminated in the consolidated financial statements.

                                                                    Thousands of
                                                  Millions of Yen   U.S. Dollars
                                                  ---------------   ------------
                                                    2003    2004        2004
--------------------------------------------------------------------------------
Account balances-
   Receivables                                     6,434   3,530      $33,942
   Payables                                        1,604   2,217       21,317
================================================================================

As of March 31, 2004, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of Yen 41,070 million ($394,904 thousand).

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization is as follow:

                                                                          Millions of Yen
                                -------------------------------------------------------------------------------------------
                                                     2003                                           2004
                                -------------------------------------------------------------------------------------------
                                Gross carrying   Accumulated    Net carrying   Gross carrying   Accumulated    Net carrying
                                    amount       amortization      amount          amount       amortization      amount
---------------------------------------------------------------------------------------------------------------------------
Other intangible assets
   subject to amortization:
   Software                         31,764         (12,763)        19,001          44,844         (20,286)        24,558
   Trade name and
      customer base                 13,463          (3,217)        10,246          12,699          (4,382)         8,317
   Other                            13,633          (4,192)         9,441          13,733          (4,802)         8,931
                                --------------------------------------------   --------------------------------------------
   Total                            58,860         (20,172)        38,688          71,276         (29,470)        41,806

Other intangible assets not
   subject to amortization                                          1,332                                          1,427
                                                                   ------                                         ------
Total other intangible assets                                      40,020                                         43,233
===========================================================================================================================

                                               Thousands of U.S. Dollars
                                    --------------------------------------------
                                                         2004
                                    --------------------------------------------
                                    Gross carrying   Accumulated    Net carrying
                                        amount       amortization      amount
--------------------------------------------------------------------------------
Other intangible assets
   subject to amortization:
   Software                            $431,192       $(195,057)      $236,135
   Trade name and
      customer base                     122,106         (42,135)        79,971
   Other                                132,048         (46,173)        85,875
                                    --------------------------------------------
   Total                                685,346        (283,365)       401,981

Other intangible assets not
   subject to amortization                                              13,721
                                                                      ----------
Total other intangible assets                                         $415,702
================================================================================

Gross carrying amount of software was increased for the year ended March 31, 2004 mainly due to back-office information systems development.

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2003 and 2004 were Yen 6,993 million and Yen 9,284 million ($89,269 thousand). The future amortization expense for each of the five years relating to intangible assets currently recorded in the consolidated balance sheets is estimated to be the following at March 31, 2004:

                                                                    Thousands of
Years ending March 31                             Millions of Yen   U.S. Dollars
--------------------------------------------------------------------------------
         2005                                           11,369        $109,317
         2006                                            8,556          82,269
         2007                                            5,919          56,913
         2008                                            4,174          40,135
         2009                                            2,632          25,308
================================================================================

The changes in the carrying amounts of goodwill for the year ended March 31, 2003 and 2004, were as follows:

                                                                    Thousands of
                                                 Millions of Yen    U.S. Dollars
                                                -----------------   ------------
                                                  2003      2004        2004
--------------------------------------------------------------------------------

Balance at beginning of year                    29,687    28,109      $270,279
Goodwill acquired during the year                1,176       383         3,683
Foreign exchange impact                         (2,754)   (3,194)      (30,712)
--------------------------------------------------------------------------------
Balance at end of year                          28,109    25,298      $243,250
================================================================================

As of March 31, 2004, all carrying value of goodwill was allocated to office equipment segment.

The following table reconciles previously reported net income and net income per share for the year ended March 31, 2002, as if the provisions of SFAS 142 had been in effect.

                                                                 Millions of Yen
                                                                 ---------------
                                                                      2002
--------------------------------------------------------------------------------
Net income:
   Reported net income                                               61,614
      Goodwill amortization                                           2,514
--------------------------------------------------------------------------------
    Adjusted net income                                              64,128
================================================================================

                                                                      Yen
                                                                 ---------------
Net income per share:
   Reported net income per share - basic                              88.27
      Goodwill amortization                                            3.60
--------------------------------------------------------------------------------
   Adjusted net income per share - basic                              91.87
--------------------------------------------------------------------------------
   Reported net income per share - diluted                            82.46
      Goodwill amortization                                            3.34
--------------------------------------------------------------------------------
    Adjusted net income per share - diluted                           85.80
================================================================================

8. INCOME TAXES

Income before income taxes, minority interests, equity in earnings of affiliates and cumulative effect of accounting change and provision for income taxes for the years ended March 31, 2002, 2003 and 2004 are as follows:

                                                                                   Thousands of
                                                           Millions of Yen         U.S. Dollars
                                                     ---------------------------   ------------
                                                       2002      2003      2004        2004
-----------------------------------------------------------------------------------------------
Income before income taxes, minority interests,
   equity in earnings of affiliates and cumulative
   effect of accounting change
      Domestic                                        95,723    84,946    98,162    $  943,865
      Foreign                                         18,227    38,524    44,901       431,741
-----------------------------------------------------------------------------------------------
                                                     113,950   123,470   143,063    $1,375,606
===============================================================================================
Provision for income taxes- Current:
      Domestic                                        43,564    50,103    38,908      $374,115
      Foreign                                          8,801    13,080    14,395       138,414
-----------------------------------------------------------------------------------------------
                                                      52,365    63,183    53,303       512,529
-----------------------------------------------------------------------------------------------
   Deferred:
      Domestic                                        (3,524)   (9,043)    1,951        18,760
      Foreign                                          2,306    (2,156)    1,387        13,336
-----------------------------------------------------------------------------------------------
                                                      (1,218)  (11,199)    3,338        32,096
-----------------------------------------------------------------------------------------------
Consolidated provision for income taxes               51,147    51,984    56,641    $  544,625
===============================================================================================

Total income taxes are allocated as follows:

                                                                                   Thousands of
                                                           Millions of Yen         U.S. Dollars
                                                     ---------------------------   ------------
                                                       2002      2003      2004        2004
-----------------------------------------------------------------------------------------------
Provision for income taxes                            51,147    51,984    56,641    $  544,625

Shareholders' investment:
   Foreign currency translation adjustments            2,062      (826)   (1,334)      (12,827)
   Unrealized gains (losses) on securities              (582)   (1,130)   (3,617)      (34,779)
   Unrealized losses on derivatives                     (146)       (9)      109         1,048
   Minimum pension liability adjustment              (11,760)  (30,811)   49,733       478,202
Cumulative effect of accounting change                    --        --     5,722        55,019
-----------------------------------------------------------------------------------------------
                                                      40,721    19,208   107,254    $1,031,288
===============================================================================================

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax approximately 10%, which in the aggregate resulted in the normal statutory tax rate of approximately 42%. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2002, 2003 and 2004 as a result of the following:

                                                              2002   2003   2004
--------------------------------------------------------------------------------
Normal statutory tax rate                                      42%    42%    42%
Nondeductible expenses                                          1      1      1
Tax benefits not recognized on operating losses of certain
   consolidated subsidiaries                                    3      3      2
Utilization of net operating loss carryforward not
   previously recognized                                       (0)    (4)    (1)
Tax credit for increased research and development expense      (0)    (1)    (3)
Effect of change in enacted tax rate                           --      2      1
Other, net                                                     (1)    (1)    (2)
--------------------------------------------------------------------------------
Effective tax rate                                             45%    42%    40%
================================================================================

Nondeductible expenses include directors' bonuses and entertainment expenses.

Based on an enacted change in the Japanese tax laws in March, 2003, the normal statutory tax rate was reduced to approximately 40% effective April 1, 2004, and such rate has been used in calculating the future expected tax effects of temporary differences and carryforwards expected to be settled or realized on or after April 1,2004.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred income tax assets and liabilities as of March 31, 2003 and 2004 are as follows:

                                                                            Thousands of
                                                         Millions of Yen    U.S. Dollars
                                                        -----------------   ------------
                                                          2003      2004        2004
----------------------------------------------------------------------------------------
Assets:
   Accrued expenses                                      26,184    22,165    $ 213,125
   Property, plant and equipment                          4,014     3,316       31,884
   Accrued pension and severance costs                   84,230    31,372      301,654
   Net operating loss carryforwards                      13,839    10,778      103,635
   Other                                                 31,460    29,655      285,144
----------------------------------------------------------------------------------------
                                                        159,727    97,286      935,442
   Less- Valuation allowance                             (9,193)   (9,010)     (86,634)
----------------------------------------------------------------------------------------
                                                        150,534    88,276    $ 848,808
========================================================================================
Liabilities:
   Sales-type leases                                     (7,112)   (6,853)   $ (65,894)
   Undistributed earnings of foreign subsidiaries and
      affiliates                                        (12,801)  (15,602)    (150,019)
   Net unrealized holding gains on available-for-sale
      securities                                         (8,957)   (4,390)     (42,212)
   Other                                                (11,361)   (9,969)     (95,856)
----------------------------------------------------------------------------------------
                                                        (40,231)  (36,814)   $(353,981)
========================================================================================
Net deferred tax assets                                 110,303    51,462    $ 494,827
========================================================================================

Net deferred tax assets as of March 31, 2003 and 2004 are included in the consolidated balance sheets as follows:

                                                                       Thousands of
                                                    Millions of Yen    U.S. Dollars
                                                   -----------------   ------------
                                                     2003      2004        2004
-----------------------------------------------------------------------------------
Deferred income taxes and other (Current Assets)    41,993    41,213    $ 396,279
Lease deposits and other (Non-current Assets)       99,204    47,122      453,096
Accrued expenses and other (Current Liabilities)      (241)     (578)      (5,558)
Deferred income taxes (Long-Term Liabilities)      (30,653)  (36,295)    (348,990)
-----------------------------------------------------------------------------------
                                                   110,303    51,462    $ 494,827
===================================================================================

The net changes in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 was an increase of Yen 2,897 million, decreases of Yen 2,107 million and Yen 183 million ($1,760 thousand), respectively. The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain subsidiaries. Ricoh has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets, taking into consideration projections for future taxable income, historical performance, tax planning strategies market conditions and other factors, as appropriate. Considering these factors, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards) net of existing valuation allowance.

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

As of March 31, 2004, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately Yen 28,155 million ($270,721 thousand) which were available to reduce future income taxes, if any. Approximately Yen 19,417 million ($186,702 thousand) of the operating losses expire within a five-year period while the remainder principally have an indefinite carryforward period.

9. SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2003 and 2004 consist of the following:

                                     Weighted average                     Thousands of
                                       interest rate    Millions of Yen   U.S. Dollars
                                     ----------------   ---------------   ------------
                                        2003   2004      2003     2004        2004
--------------------------------------------------------------------------------------
Borrowings, principally from banks      1.8%   1.7%     28,258   19,359     $186,144
Commercial paper                        0.9    0.8      56,220   49,593      476,856
--------------------------------------------------------------------------------------
                                                        84,478   68,952     $663,000
======================================================================================

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institution hold the issuing programs of commercial paper and medium-term notes. Unused lines of credit amounted to Yen 613,884 million and Yen 634,273 million ($6,098,779 thousand) as of March 31, 2003 and 2004, respectively, of which Yen 234,704 million and Yen 182,764 million ($1,757,346 thousand) related to commercial paper and Yen 144,280 million and Yen 131,966 million ($1,268,904 thousand) related to medium-term notes programs at prevailing interest rates.

10. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2003 and 2004 consists of the followings:

                                                                                                 Thousands of
                                                                              Millions of Yen    U.S. Dollars
                                                                             -----------------   ------------
                                                                               2003      2004        2004
-------------------------------------------------------------------------------------------------------------
Bonds-
   2.075%, straight bonds, payable in yen, due April 2005                     40,000    40,000    $  384,615
   0.87%, straight bonds, payable in yen, due March 2007                      35,000    35,000       336,538
   1.34%, straight bonds, payable in yen, due March 2009                      25,000    25,000       240,385
   0.9%, straight bonds, payable in yen, due June 2003 issued by a
      consolidated subsidiary                                                  5,000        --            --
   1.1%, straight bonds, payable in yen, due February 2004 issued by a
      consolidated subsidiary                                                  9,910        --            --
   1.17%, straight bonds, payable in yen, due June 2004 issued by a
      consolidated subsidiary                                                 10,000    10,000        96,154
   0.73%, straight bonds, payable in yen, due June 2006 issued by a
      consolidated subsidiary                                                 10,000    10,000        96,154
   0.7%, straight bonds, payable in yen, due June 2007 issued by a
      consolidated subsidiary                                                 10,000    10,000        96,154
   2.1%, straight bonds, payable in yen, due October 2009 issued by a
      consolidated subsidiary                                                 10,000    10,000        96,154
   Medium-term notes, 0.28% weighted average, due through 2015 issued by a
      consolidated subsidiary                                                 24,000    16,000       153,846
-------------------------------------------------------------------------------------------------------------
         Total bonds                                                         178,910   156,000     1,500,000
-------------------------------------------------------------------------------------------------------------
Unsecured loans-
   Banks and insurance companies,
      1.42% weighted average, due through 2011                               210,042   200,361     1,926,548
-------------------------------------------------------------------------------------------------------------
Secured loans-
   Banks, insurance companies and other financial institution, 1.25%
      weighted average, due through 2013                                       2,553     1,410        13,558
-------------------------------------------------------------------------------------------------------------
Capital lease obligations (see Note 2(j))                                      4,237     3,141        30,202
-------------------------------------------------------------------------------------------------------------
         Total                                                               395,742   360,912     3,470,308
SFAS 133 fair value adjustment                                                 4,395     2,868        27,577
Less- Current maturities included in current liabilities                     (54,235)  (82,210)     (790,481)
-------------------------------------------------------------------------------------------------------------
                                                                             345,902   281,570    $2,707,404
=============================================================================================================

Secured loans are collateralized by land, buildings and lease receivables with a book value of Yen 3,468 million ($33,346 thousand) as of March 31, 2004.

All bonds outstanding as of March 31, 2004 are redeemable at the option of Ricoh at 100% of the principal amounts under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh presently is in compliance with such covenants as of March 31, 2004.

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

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2004 are as follows:

                                                                    Thousands of
Years ending March 31                             Millions of Yen   U.S. Dollars
--------------------------------------------------------------------------------
2005                                                   81,943        $  787,914
2006                                                  130,745         1,257,164
2007                                                   71,036           683,038
2008                                                   29,887           287,375
2009                                                   26,169           251,625
2010 and thereafter                                    21,132           203,192
--------------------------------------------------------------------------------
Total                                                 360,912        $3,470,308
================================================================================

11.  PENSION AND RETIREMENT ALLOWANCE PLANS

The Company and certain of its subsidiaries have various trusted contributory and noncontributory employees' pension fund plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. Under the terms of the domestic employee's pension fund ("EPF") plan, the government mandated welfare pension insurance benefit was included and commingled with the primary corporate benefit provided by Ricoh. These contributory and non contributory plans are funded in conformity with governmental regulations which basically require an employer to contribute the unfunded benefit over 20 years.

As noted above, the domestic EPF plan was composed of (1) a corporate defined benefit portion established by Ricoh and (2) a substitutional portion based on benefits prescribed by the government (similar to social security benefits in the United States). Ricoh had been exempted from contributing to the Japanese Pension Insurance ("JPI") program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through an EPF arrangement. The plan assets of the EPF were invested and managed as a single portfolio for the entire EPF and were not separately attributed to the substitutional and corporate portions. In June 2001, Contributed Benefit Pension Plan Law was newly enacted and permits an employer to elect to transfer the entire substitutional portion benefit obligation from the EPF to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to JPI, and the Japanese government would be responsible for all benefit payments. The corporate portion of the EPF would continue to exist exclusively as a corporate defined benefit pension plan.

Pursuant to the new law, Ricoh received an approval of exemption from the Minister of Health, Labor and Welfare, effective January 1, 2003, from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. Ricoh received government approval of exemption from the obligation for benefits related to past employee service in January 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer to the government was completed on March 16, 2004.

Ricoh accounted for the transfer in accordance with EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". As a result of the transfer, Ricoh recognized as a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed "settled" with the Japanese government and the assets required to be transferred to the government. The subsidy that Ricoh recognized amounted to Yen 56,972 million ($547,808 thousand). In addition, Ricoh recognized as a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total EPF obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 48,657 million ($467,856 thousand). These gain and loss were included in operating income.

In addition to EPF plan, the Company had maintained a defined benefit plan for certain qualified employees. Effective January 1, 2004, the Company liquidated this plan and recorded a settlement loss of Yen 5,958 million ($57,288 thousand) which was included in selling, general and administrative expenses in the consolidated statement of income.

The changes in the benefit obligation and plan assets of the pension plans for the years ended March 31, 2003 and 2004 are as follows:

                                                                                  Thousands of
                                                              Millions of Yen     U.S. Dollars
                                                            -------------------   ------------
                                                              2003       2004          2004
----------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year                   452,562    522,275    $ 5,021,875
   Service cost                                               16,943     15,694        150,904
   Interest cost                                              14,292     12,719        122,298
   Plan participants' contributions                            1,105        171          1,644
   Amendments                                                (10,924)   (53,563)      (515,029)
   Actuarial loss (benefit)                                   64,852     (7,420)       (71,346)
   Settlement                                                 (2,009)  (164,522)    (1,581,943)
   Benefits paid                                             (13,197)   (15,378)      (147,865)
   Foreign exchange impact                                    (1,349)    (1,972)       (18,961)
----------------------------------------------------------------------------------------------
   Benefit obligation at end of year                         522,275    308,004    $ 2,961,577
==============================================================================================
Change in plan assets:
   Fair value of plan assets at beginning of year            268,377    235,346    $ 2,262,942
   Actual return on plan assets                              (36,838)    43,980        422,885
   Employer contribution                                      14,281     16,472        158,385
   Plan participants' contributions                            1,105        171          1,644
   Settlement                                                 (1,636)   (72,812)      (700,115)
   Benefits paid                                              (9,246)   (10,960)      (105,385)
   Foreign exchange impact                                      (697)    (1,221)       (11,741)
----------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year                  235,346    210,976    $ 2,028,615
==============================================================================================
Funded status                                               (286,929)   (97,028)   $  (932,962)
Unrecognized net actuarial loss                              245,632    111,528      1,072,385
Unrecognized prior service cost                              (10,081)   (61,599)      (592,298)
Unrecognized net asset at transition, net of amortization     (2,414)    (1,435)       (13,798)
----------------------------------------------------------------------------------------------
   Net amount recognized                                     (53,792)   (48,534)   $  (466,673)
==============================================================================================
Amounts recognized in the balance sheets consist of:
   Prepaid benefit cost                                           61         --    $        --
   Accrued benefit liability                                (207,948)   (78,851)      (758,183)
   Intangible assets                                             199         92            885
   Accumulated other comprehensive income, gross of tax      153,896     30,225        290,625
----------------------------------------------------------------------------------------------
   Net amount recognized                                     (53,792)   (48,534)   $  (466,673)
==============================================================================================
Accumulated benefit obligations                              444,477    283,548    $ 2,726,423
==============================================================================================

Weighted-average assumptions used to determine benefit obligations at March 31, 2003 and 2004 were as follows:

                                                                     2003   2004
--------------------------------------------------------------------------------
Discount rate                                                        2.6%   2.9%
Rate of compensation increase                                        3.4%   3.4%
================================================================================

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2002, 2003 and 2004 were as follows:

                                                              2002   2003   2004
--------------------------------------------------------------------------------
Discount rate                                                 2.9%   3.3%   2.6%
Rate of compensation increase                                 3.2%   3.4%   3.4%
Expected long-term return on plan assets                      4.8%   3.6%   2.5%
================================================================================

The net periodic benefit costs of the pension plans for the three years ended March 31, 2004 consisted of the following components:

                                                                    Thousands of
                                             Millions of Yen        U.S. Dollars
                                        -------------------------   ------------
                                          2002     2003     2004        2004
--------------------------------------------------------------------------------
Service cost                             15,636   16,943   15,694     $150,904
Interest cost                            13,693   14,292   12,719      122,298
Expected return on plan assets          (13,031)  (9,763)  (5,872)     (56,462)
Net amortization                          4,707    5,081   10,805      103,894
Settlement loss (benefit)                   183      (35)  (2,537)     (24,394)
--------------------------------------------------------------------------------
Total net periodic pension cost         21,188    26,518   30,809     $296,240
================================================================================

In accordance with the provisions of SFAS 87, Ricoh has recorded an adjustment for minimum pension liability at March 31, 2003 and 2004. This liability represents the excess of the accumulated benefit obligations over the fair value of plan assets and severance costs already recognized before recording the minimum pension liability. This excess is primarily attributable to a substantial reduction in the discount rate used in pension calculation and loss on plan assets. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income (loss), net of tax.

The projected benefit obligations, accumulated benefit obligations, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were Yen 453,956 million, Yen 387,481 million and Yen 218,058 million, respectively, as of March 31, 2003 and Yen 240,470 million ($2,312,212 thousand), Yen 229,387 million ($2,205,644 thousand) and Yen 194,654 million ($1,871,673 thousand), respectively, as of March 31, 2004.

Ricoh's domestic benefit plan asset allocation at March 31, 2003 and 2004 are as follows:

                                                                   2003    2004
--------------------------------------------------------------------------------
Equity securities                                                  55.6%   52.8%
Debt securities                                                    24.5%    2.4%
Life insurance company general accounts                            17.9%   20.0%
Other                                                               2.0%   24.8%
--------------------------------------------------------------------------------
Total                                                             100.0%  100.0%
================================================================================

The total fair value of plan assets for domestic plan as of March 31, 2004 was Yen 159,989 million ($1,538,356 thousand).

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan asset were immaterial at March 31, 2003 and 2004.

Ricoh's investment policies and strategies for the pension benefits do not use target allocations for the individual asset categories. Ricoh's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit investments in mutual funds and debt and equity securities and prohibit direct investment in derivative financial instruments. Ricoh addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international fixed income securities and domestic and international equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

As discussed in Note 5, Ricoh contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in this trust are qualified as plan assets under SFAS 87.

Ricoh uses a December 31 measurement date for the domestic pension plan.

Ricoh expects to contribute Yen 8,240 million ($79,231 thousand) to the domestic pension plan in 2004.

Employees of certain domestic subsidiaries not covered by the EPF plan and directors of the Company are primarily covered by unfunded retirement allowances plans. The payments to directors are subject to shareholders' approval.

12. SHAREHOLDERS' INVESTMENT

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of the legal reserve and additional paid-in capital equals 25% of common stock. Legal reserves included in retained earnings as of March 31, 2003 and 2004 were Yen 16,903 million and Yen 16,894 million ($162,442 thousand), respectively, and are restricted from being used as dividends.

Semiannual cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the general meeting to be held on June 25, 2004, the shareholders will be asked to approve the declaration of a cash dividend (Yen 10 per share) on the common stock totaling Yen 7,389 million ($71,048 thousand), which will be paid to shareholders of record as of March 31, 2004. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2004.

The Japanese Commercial Code provides that at least one-half of the proceeds from shares issued is included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock between common stock and additional paid-in capital.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company's non-consolidated books and amounted to Yen 308,412 million ($2,965,500 thousand) as of March 31, 2004.

The Japanese Commercial Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors. On June 27, 2002, the shareholders of the Company approved to purchase treasury stock up to 8 million shares for a maximum total cost of Yen 20,000 million during the period up to the resolution of next Ordinary General Shareholders' Meeting which was held on June 26, 2003. In accordance with this approval, the Company repurchased 8 million shares and retired 7 million shares during the year ended March 31, 2003. The retirement of common stock reduced retained earnings during the year ended March 31, 2003 by Yen 13,328 million.

13.  OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

                                                                           Millions of Yen
                                                                  ---------------------------------
                                                                  Before-tax     Tax     Net-of-tax
                                                                    amount     expense     amount
---------------------------------------------------------------------------------------------------
2002:
   Foreign currency translation adjustments                          8,578     (2,062)      6,516
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year     (4,212)     1,781      (2,431)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                      2,864     (1,199)      1,665
   Net unrealized gains (losses)                                    (1,348)       582        (766)
   Unrealized losses on derivatives:
      Cumulative effect of accounting change                        (3,206)     1,342      (1,864)
      Unrealized holding gains (losses) arising during the year      2,061       (871)      1,190
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                        792       (325)        467
   Net unrealized gains (losses)                                      (353)       146        (207)
   Minimum pension liability adjustment                            (27,891)    11,760     (16,131)
---------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                               (21,014)    10,426     (10,588)
===================================================================================================
2003:

   Foreign currency translation adjustments                            181        826       1,007
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year     (5,348)     2,065      (3,283)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                      2,234       (935)      1,299
   Net unrealized gains (losses)                                    (3,114)     1,130      (1,984)
   Unrealized losses on derivatives:
      Unrealized holding gains (losses) arising during the year       (634)       277        (357)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                        654       (268)        386
   Net unrealized gains (losses)                                        20          9          29
   Minimum pension liability adjustment                            (80,220)    30,811     (49,409)
---------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                               (83,133)    32,776     (50,357)
===================================================================================================

                                                                           Millions of Yen
                                                                  ---------------------------------
                                                                  Before-tax     Tax     Net-of-tax
                                                                    amount     expense     amount
---------------------------------------------------------------------------------------------------
2004:
   Foreign currency translation adjustments                          (6,727)     1,334     (5,393)
   Unrealized gains (losses) on securities:
      Cumulative effect of accounting change                        (13,095)     5,722     (7,373)
      Unrealized holding gains (losses) arising during the year       7,688     (3,227)     4,461
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                      (2,766)     1,122     (1,644)
   Net unrealized gains (losses)                                     (8,173)     3,617     (4,556)
   Unrealized losses on derivatives:
      Unrealized holding gains (losses) arising during the year        (105)        42        (63)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                         368       (151)       217
   Net unrealized gains (losses)                                        263       (109)       154
   Minimum pension liability adjustment                             123,989    (49,733)    74,256
---------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                109,352    (44,891)    64,461
===================================================================================================

                                                                                 Thousands of U.S. Dollars
                                                                             ---------------------------------
2004:
   Foreign currency translation adjustments                                  $  (64,683)  $  12,827   $(51,856)
   Unrealized gains (losses) on securities:
      Cumulative effect of accounting change                                   (125,913)     55,019    (70,894)
      Unrealized holding gains (losses) arising during the year                  73,923     (31,029)    42,894
      Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                 (26,596)     10,788    (15,808)
   Net unrealized gains (losses)                                                (78,587)     34,779    (43,808)
   Unrealized losses on derivatives:
      Unrealized holding gains (losses) arising during the year                  (1,010)        404       (606)
      Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                   3,539      (1,452)     2,087
   Net unrealized gains (losses)                                                  2,529      (1,048)     1,481
   Minimum pension liability adjustment                                       1,192,202    (478,202)   714,000
---------------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                         $1,051,461   $(431,644)  $619,817
===============================================================================================================

Changes in accumulated other comprehensive income (loss) are as follows:

                                                         Millions of Yen
                            --------------------------------------------------------------------------
                                                                                             Total
                              Foreign                                                     Accumulated
                              currency    Unrealized    Unrealized        Minimum            other
                            translation    gains on     losses on    pension liability   comprehensive
                            adjustments   securities   derivatives       adjustment      income (loss)
------------------------------------------------------------------------------------------------------
2002:
   Beginning balance          (21,541)      11,332           --          (23,579)          (33,788)
   Cumulative effect of
      accounting change            --           --       (1,864)              --            (1,864)
   Change during the year       6,516         (766)       1,657          (16,131)           (8,724)
------------------------------------------------------------------------------------------------------
   Ending balance             (15,025)      10,566         (207)         (39,710)          (44,376)
======================================================================================================
2003:
   Beginning balance          (15,025)      10,566         (207)         (39,710)          (44,376)
   Change during the year       1,007       (1,984)          29          (49,409)          (50,357)
------------------------------------------------------------------------------------------------------
   Ending balance             (14,018)       8,582         (178)         (89,119)          (94,733)
======================================================================================================
2004:
   Beginning balance          (14,018)       8,582         (178)         (89,119)          (94,733)
   Cumulative effect of
      accounting change            --       (7,373)          --               --            (7,373)
   Change during the year      (5,393)       2,817          154           74,256            71,834
------------------------------------------------------------------------------------------------------
   Ending balance             (19,411)       4,026          (24)         (14,863)          (30,272)
======================================================================================================

                                                    Thousands of U.S. Dollars
                            --------------------------------------------------------------------------
2004:
   Beginning balance         $(134,788)    $ 82,519      $(1,712)        $(856,913)        $(910,894)
   Cumulative effect of
      accounting change             --      (70,894)          --                --           (70,894)
   Change during the year      (51,856)      27,086        1,481           714,000           690,711
------------------------------------------------------------------------------------------------------
   Ending balance            $(186,644)    $ 38,711      $  (231)        $(142,913)        $(291,077)
======================================================================================================

14.PER SHARE DATA

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income is as follows:

                                                  Thousands of shares
                                              ---------------------------
                                                2002      2003      2004
-------------------------------------------------------------------------
Weighted average common shares outstanding    698,025   726,660   742,293

Effect of dilutive securities:
   Convertible bonds-
      1.8%, payable in yen, due March 2002        997        --        --
      1.5%, payable in yen, due March 2002     28,195        --        --
      0.35%, payable in yen, due March 2003    24,699    23,250        --
-------------------------------------------------------------------------
Diluted common shares outstanding             751,916   749,910   742,293
=========================================================================

                                                                           Thousands of
                                                     Millions of Yen       U.S. Dollars
                                                ------------------------   ------------
                                                 2002     2003     2004        2004
---------------------------------------------------------------------------------------
Income before cumulative effect of accounting
   change applicable to common shareholders     61,614   72,513   84,393     $811,471
Effect of dilutive securities:
   Convertible bonds-
      1.8%, payable in yen, due March 2002          10       --       --           --
      1.5%, payable in yen, due March 2002         258       --       --           --
      0.35%, payable in yen, due March 2003        119       86       --           --
---------------------------------------------------------------------------------------
Diluted income before cumulative effect of
   accounting change                            62,001   72,599   84,393     $811,471
=======================================================================================
Cumulative effect of accounting change, net
   of tax                                           --       --    7,373     $ 70,894
=======================================================================================
Net income applicable to common shareholders    61,614   72,513   91,766     $882,365
Effect of dilutive securities:
   Convertible bonds-

      1.8%, payable in yen, due March 2002          10       --       --           --
      1.5%, payable in yen, due March 2002         258       --       --           --
      0.35%, payable in yen, due March 2003        119       86       --           --
---------------------------------------------------------------------------------------
Diluted net income                              62,001   72,599   91,766     $882,365
=======================================================================================

                                                    Yen             U.S. Dollars
                                           ----------------------   ------------
                                            2002    2003    2004         2004
--------------------------------------------------------------------------------
Earnings per share:
   Basic
      Income before cumulative effect of
         accounting change                 88.27   99.79   113.69      $1.09
      Cumulative effect of accounting
         change, net of tax                   --      --     9.94       0.10
      Net income                           88.27   99.79   123.63       1.19
   Diluted:
      Income before cumulative effect of
         accounting change                 82.46   96.81   113.69       1.09
      Cumulative effect of accounting
         change, net of tax                   --      --     9.94       0.10
      Net income                           82.46   96.81   123.63       1.19
================================================================================

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

FAIR VALUE HEDGES

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2002, 2003 and 2004 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

CASH FLOW HEDGES

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2002, 2003 and 2004 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 12 million ($115 thousand) of the balance of accumulated other comprehensive loss as of March 31, 2004.

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

16. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2004, Ricoh had outstanding contractual commitments for acquisition or construction of plant, equipment and other assets aggregating Yen 895 million ($8,606 thousand).

As of March 31, 2004, Ricoh was also contingently liable as guarantor for employees' housing loans of Yen 283 million ($2,721 thousand), all of which were issued before January 1, 2003.

Ricoh made rental payments totaling Yen 46,426 million, Yen 50,218 million and Yen 51,723 million ($497,337 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, under operating lease agreements for office space and machinery and equipment, which are primarily cancelable and renewable.

As of March 31, 2004, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

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

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2003 and 2004 is summarized as follows:

                                                       Millions of Yen                  Thousands of U.S. Dollars
                                       ----------------------------------------------   -------------------------
                                                2003                    2004                       2004
                                       ---------------------   ----------------------   -------------------------
                                       Carrying    Estimated   Carrying    Estimated      Carrying      Estimated
                                        Amount    Fair Value    Amount    Fair Value       Amount      Fair Value
-----------------------------------------------------------------------------------------------------------------
Marketable securities and Investment     72,080      72,080      66,995      66,995     $   644,183   $   644,183
   securities
Installment loans                        50,531      50,783      51,455      51,626         494,760       496,404
Long-term indebtedness                 (345,902)   (351,305)   (281,570)   (284,528)     (2,707,404)   (2,735,846)
Interest rate swap agreements, net        3,985       3,985       2,266       2,266          21,788        21,788
Foreign currency contracts, net            (594)       (594)      1,876       1,876          18,038        18,038
Foreign currency options, net              (466)       (466)       (145)       (145)         (1,394)       (1,394)
=================================================================================================================

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

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the years ended March 31, 2002, 2003 and 2004.

(A)  OPERATING SEGMENT INFORMATION

                                                                                         Thousands of
                                                              Millions of Yen            U.S. Dollars
                                                     ---------------------------------   ------------
                                                        2002        2003        2004         2004
-----------------------------------------------------------------------------------------------------
Sales-
      Office equipment                               1,485,389   1,520,574   1,557,633   $14,977,240
      Other                                            190,815     220,539     225,074     2,164,173
      Intersegment transaction                          (3,864)     (2,755)     (2,462)      (23,673)
-----------------------------------------------------------------------------------------------------
      Consolidated                                   1,672,340   1,738,358   1,780,245   $17,117,740
=====================================================================================================
Operating Expenses-
      Office equipment                               1,304,079   1,329,776   1,353,304   $13,012,538
      Other                                            187,424     222,772     220,391     2,119,144
      Intersegment transaction                          (3,893)     (2,726)     (2,494)      (23,980)
      Unallocated expense                               55,035      54,882      59,038       567,673
-----------------------------------------------------------------------------------------------------
      Consolidated                                   1,542,645   1,604,704   1,630,239   $15,675,375
=====================================================================================================
Operating Income-
      Office equipment                                 181,310     190,798     204,329   $ 1,964,702
      Other                                              3,391      (2,233)      4,683        45,029
      Elimination                                      (55,006)    (54,911)    (59,006)     (567,366)
-----------------------------------------------------------------------------------------------------
      Consolidated                                     129,695     133,654     150,006   $ 1,442,365
=====================================================================================================
Other Expenses                                         (15,745)    (10,184)     (6,943)  $   (66,759)
=====================================================================================================
Income before Income Taxes, Minority Interests,
   Equity in Earnings of Affiliates and Cumulative
   Effect of Accounting Change                         113,950     123,470     143,063   $ 1,375,606
=====================================================================================================

                                                                      Thousands of
                                           Millions of Yen            U.S. Dollars
                                  ---------------------------------   ------------
                                     2002        2003        2004         2004
----------------------------------------------------------------------------------
Total Assets-
      Office equipment            1,219,723   1,198,706   1,220,747   $11,737,952
      Other                         185,158     176,296     182,532     1,755,115
      Elimination                    (6,991)     (6,908)     (8,047)      (77,375)
      Corporate assets              435,038     516,828     457,561     4,399,625
----------------------------------------------------------------------------------
      Consolidated                1,832,928   1,884,922   1,852,793   $17,815,317
==================================================================================
Expenditure for segment assets-
      Office equipment               68,513      65,720      65,366   $   628,519
      Other                           5,633       7,213       8,712        83,769
      Corporate assets                1,530       1,023       1,429        13,741
----------------------------------------------------------------------------------
      Consolidated                   75,676      73,956      75,507   $   726,029
==================================================================================
Depreciation-
      Office equipment               64,426      60,687      57,956   $   557,269
      Other                           7,448       6,917       7,774        74,750
      Corporate assets                1,908       1,954       1,954        18,789
----------------------------------------------------------------------------------
      Consolidated                   73,782      69,558      67,684   $   650,808
==================================================================================

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets for the years ended March 31, 2002, 2003 and 2004 are as follows:

                                                                    Thousands of
                                         Millions of Yen            U.S. Dollars
                                ---------------------------------   ------------
                                   2002        2003        2004         2004
--------------------------------------------------------------------------------
Sales-
   Japan                          902,655     896,022     914,060    $ 8,789,038
   The Americas                   341,747     343,940     326,380      3,138,269
   Europe                         311,312     354,477     402,392      3,869,154
   Other                          116,626     143,919     137,413      1,321,279
--------------------------------------------------------------------------------
   Consolidated                 1,672,340   1,738,358   1,780,245    $17,117,740
================================================================================
Long-Lived Assets-
   Japan                          257,752     251,214     248,277    $ 2,387,279
   The Americas                    77,269      71,850      62,617        602,086
   Europe                          38,320      34,062      31,000        298,077
   Other                           12,897      11,742      10,093         97,048
--------------------------------------------------------------------------------
   Consolidated                   386,238     368,868     351,987    $ 3,384,490
================================================================================

Ricoh's long-lived assets consist property, plant and equipment, goodwill, other intangible assets and lease deposits and other.

(C)  ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2002, 2003 and 2004. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                                         Thousands of
                                                              Millions of Yen            U.S. Dollars
                                                     ---------------------------------   ------------
                                                        2002        2003        2004         2004
-----------------------------------------------------------------------------------------------------
Sales-
      Japan
         External customers                            938,946     954,310     962,127   $ 9,251,221
         Intersegment                                  309,745     320,596     351,070     3,375,673
-----------------------------------------------------------------------------------------------------
            Total                                    1,248,691   1,274,906   1,313,197    12,626,894
-----------------------------------------------------------------------------------------------------
      The Americas
         External customers                            338,016     333,935     315,504     3,033,692
         Intersegment                                    8,937       5,620       5,249        50,471
-----------------------------------------------------------------------------------------------------
            Total                                      346,953     339,555     320,753     3,084,163
-----------------------------------------------------------------------------------------------------
      Europe
         External customers                            309,086     352,943     400,646     3,852,365
         Intersegment                                    4,265       3,019       3,770        36,250
-----------------------------------------------------------------------------------------------------
            Total                                      313,351     355,962     404,416     3,888,615
-----------------------------------------------------------------------------------------------------
      Other
         External customers                             86,292      97,170     101,968       980,461
         Intersegment                                   60,655      72,664      91,373       878,587
-----------------------------------------------------------------------------------------------------
            Total                                      146,947     169,834     193,341     1,859,048
-----------------------------------------------------------------------------------------------------
      Elimination of intersegment sales               (383,602)   (401,899)   (451,462)   (4,340,980)
-----------------------------------------------------------------------------------------------------
      Consolidated                                   1,672,340   1,738,358   1,780,245   $17,117,740
=====================================================================================================
Operating Expenses-
      Japan                                          1,142,522   1,188,760   1,215,875   $11,691,106
      The Americas                                     335,521     325,228     305,284     2,935,423
      Europe                                           301,152     337,693     382,383     3,676,759
      Other                                            139,874     159,864     182,870     1,758,365
-----------------------------------------------------------------------------------------------------
      Elimination of intersegment sales               (376,424)   (406,841)   (456,173)   (4,386,278)
-----------------------------------------------------------------------------------------------------
      Consolidated                                   1,542,645   1,604,704   1,630,239   $15,675,375
=====================================================================================================
Operating Income-
      Japan                                            106,169      86,146      97,322   $   935,788
      The Americas                                      11,432      14,327      15,469       148,740
      Europe                                            12,199      18,269      22,033       211,856
      Other                                              7,073       9,970      10,471       100,683
-----------------------------------------------------------------------------------------------------
      Elimination of intersegment profit                (7,178)      4,942       4,711        45,298
-----------------------------------------------------------------------------------------------------
      Consolidated                                     129,695     133,654     150,006   $ 1,442,365
-----------------------------------------------------------------------------------------------------
Other Expenses                                         (15,745)    (10,184)     (6,943)  $   (66,759)
-----------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests,
   Equity in Earnings of Affiliates and Cumulative
   Effect of Accounting Change                         113,950     123,470     143,063   $ 1,375,606
=====================================================================================================
Total Assets-
      Japan                                          1,084,387   1,064,857   1,071,297   $10,300,933
      The Americas                                     228,743     201,359     188,644     1,813,885
      Europe                                           172,408     174,541     188,184     1,809,461
      Other                                             61,549      70,458      63,701       612,509
      Elimination                                     (149,197)   (143,121)   (116,594)   (1,121,096)
      Corporate assets                                 435,038     516,828     457,561     4,399,625
-----------------------------------------------------------------------------------------------------
      Consolidated                                   1,832,928   1,884,922   1,852,793   $17,815,317
=====================================================================================================

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the periods ended as of March 31, 2002, 2003 and 2004.

19.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the years ended March 31, 2002, 2003 and 2004:

                                                                    Thousands of
                                              Millions of Yen       U.S. Dollars
                                         ------------------------   ------------
                                          2002     2003     2004         2004
--------------------------------------------------------------------------------
Research and development costs           80,799   83,551   92,515     $889,567
Advertising costs                        16,868   16,958   17,950      172,596
Shipping and handling costs              13,332   12,582   12,352      118,769
================================================================================

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II. - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE THREE YEARS ENDED MARCH 31, 2004

                                                                                                                 (Millions of Yen)
                                                                  Additions
                                                           -----------------------
                                             Balance at    Charged to   Charged to      Deduction                   Balance at end
                                            beginning of    costs and      other          from        Translation        of
                 Description                   period       expenses     accounts    reserves(2)(3)    adjustment       period
----------------------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2002:
   Allowance for doubtful receivables(1)-
      Trade receivables                        17,043         2,706           28          1,793           959           18,943
      Finance receivables                      12,604         4,223           --          3,325            69           13,571
   Deferred tax asset valuation allowance       8,403         2,369        1,154          1,444           818           11,300

For the year ended March 31, 2003:
   Allowance for doubtful receivables(1)-
      Trade receivables                        18,943         1,000           --          1,674          (420)          17,849
      Finance receivables                      13,571         4,147           --          3,412           (78)          14,228
   Deferred tax asset valuation allowance      11,300         3,312           --          4,920          (499)           9,193

For the year ended March 31, 2004:
   Allowance for doubtful receivables(1)-
      Trade receivables                        17,849         1,933            9          2,179          (573)          17,039
      Finance receivables                      14,228         3,920           --          2,823           (86)          15,239
   Deferred tax asset valuation allowance       9,193         2,280           --          2,133          (330)           9,010
----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1)  See Note 2(g) to Consolidated Financial Statements.

(2)  Receivables - Write-offs.

(3)  Deferred tax - Realization of tax benefits