Form 20-F
RICOH CO LTD
filed 2005-06-30
CIK 317891

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 20 - F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2005
                        Commission file number 2 - 68279

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

*247,043 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of
                               Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2005: 734,045,879 shares (excluding 10,866,199 shares of Treasury Stock)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X              No      .
    -----               -----

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18   X  .
        -----             -----


Defined Terms, Conventions and Presentation of Financial Information
--------------------------------------------------------------------

        On June 28, 2005, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 109.89 = U.S.$1.00.

        In this document, the term "Company" refers to Ricoh Company, Ltd., the registrant, and "Ricoh" refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

        Ricoh's fiscal year end is March 31. In this document "fiscal year 2005" refers to Ricoh's fiscal year ended March 31, 2005, and other fiscal years of Ricoh are referred to in a corresponding manner.

        As used in this annual report, "U.S. GAAP" means U.S. generally accepted accounting principles.

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


                                TABLE OF CONTENTS

PART I
        Item 1.   Identity of Directors, Senior Management and Advisers........1
        Item 2.   Offer Statistics and Expected Timetable......................1
        Item 3.   Key information..............................................1
        Item 4.   Information on the Company...................................9
        Item 5.   Operating and Financial Review and Prospects................24
        Item 6.   Directors, Senior Management and Employees..................64
        Item 7.   Major Shareholders and Related Party Transactions...........82
        Item 8.   Financial Information.......................................83
        Item 9.   The Offer and Listing.......................................83
        Item 10.  Additional Information......................................86
        Item 11.  Quantitative and Qualitative Disclosures About Market
                   Risk......................................................100
        Item 12.  Description of Securities Other Than Equity Securities.....103

PART II
        Item 13.  Defaults, Dividend Arrearages and Delinquencies............103
        Item 14.  Material Modifications to the Rights of Security
                   Holders and Use of Proceeds...............................103
        Item 15.  Controls and Procedures....................................103
        Item 16A. Audit Committee Financial Expert...........................103
        Item 16B. Code of Ethics.............................................104
        Item 16C. Principal Accountant Fees and Services.....................104
        Item 16D. Exemptions from the Listing Standards for Audit
                   Committees................................................105
        Item 16E. Purchases of Equity Securities by the Issuer and
                   Affiliated Purchasers.....................................106

PART III
        Item 17.  Financial Statements.......................................106
        Item 18.  Financial Statements.......................................106
        Item 19.  Exhibits...................................................106


Item 1. Identity of Directors, Senior Management and Advisers
        -----------------------------------------------------
        Not applicable.

Item 2. Offer Statistics and Expected Timetable
        ---------------------------------------
        Not applicable.

Item 3. Key information
        ---------------

A. Selected financial data.

        The following selected consolidated financial data has been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh's audited consolidated balance sheets as of March 31, 2004 and 2005, the related consolidated statements of income, shareholders' investment and cash flows for the three years ended March 31, 2003, 2004 and 2005 and the notes thereto that appear elsewhere in this annual report.

                                                    Millions of Yen except per share amounts and number of shares
                                                                       Year ended March 31,
                                         ----------------------------------------------------------------------------------
                                             2001              2002              2003             2004              2005
                                         -----------       -----------       -----------      -----------       -----------
Income Statement Data:
Net sales:                                 1,538,262         1,672,340         1,738,358        1,780,245         1,814,108

Operating income                             105,105           129,695           133,654          150,006           135,506
Net income                                    53,228            61,614            72,513           91,766            83,143

Per American Depositary Share:
   Net income (Basic)                         384.25            441.35            498.95           618.15            563.20
   Net income (Diluted)                       355.10            412.30            484.05           618.15            563.20

Balance Sheet Data:
Total Assets                               1,704,791         1,832,928         1,884,922        1,852,793         1,953,669
Shareholders' investment                     556,728           633,020           657,514          795,131           862,998
Common Stock                                 103,434           120,461           135,364          135,364           135,364
Weighted Average Number of shares
outstanding                              692,616,894       698,025,167       726,659,698      742,292,806       738,160,042

Cash dividends declared
Per American Depositary Share:
      Interim                                  30.00             30.00             35.00            40.00             50.00
                                              ($0.27)           ($0.24)           ($0.28)          ($0.36)           ($0.49)

      Year-end                                 30.00             35.00             35.00            50.00             50.00
                                              ($0.28)           ($0.29)           ($0.29)          ($0.46)           ($0.45)

                                                     Millions of except per share amounts and number of shares
                                                                       Year ended March 31,
                                         ----------------------------------------------------------------------------------
                                             2001              2002              2003             2004              2005
                                         -----------       -----------       -----------      -----------       -----------
At year-end:
  Cash and cash equivalents                  107,746           170,172           189,243          203,039           186,857
  Capital investments                         73,329            75,676            73,956           75,507            84,701
  Long-term indebtedness                     217,743           332,995           345,902          281,570           226,567

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

        On June 28, 2005, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 109.89 = U.S.$1.00.

        The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York during the previous six months and prior five fiscal years:

              December        January          February         March          April             May
                2004            2005             2005            2005           2005             2005
              --------        --------         --------         ------         ------          ------
High            102.56          102.26          103.70          103.87         104.64          104.41
Low             105.59          104.93          105.84          107.49         108.67          108.17

                                                         Year ended March 31,
                                 ----------------------------------------------------------------------
                                  2001            2002            2003            2004            2005
                                 ------          ------          ------          ------          ------
Year-end                         125.54          132.70          118.07          104.18          107.22
Average*                         111.65          125.64          121.10          112.75          107.28
High                             104.19          115.89          115.71          104.18          102.26
Low                              125.54          134.77          133.40          120.55          114.30

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

RICOH'S SUCCESS WILL DEPEND ON ITS ABILITY TO RESPOND TO RAPID TECHNOLOGICAL CHANGES IN THE DOCUMENT IMAGING AND MANAGEMENT INDUSTRY

        The document imaging and management industry includes products such as copiers, printers, facsimile machines and scanners. The technology used in this industry changes rapidly and products in this industry will often require frequent and timely product enhancements or have a short product life cycle. Most of Ricoh's products are a part of this industry and as such Ricoh's success will depend on its ability to respond to such technological changes in the industry. To remain competitive in this industry, Ricoh invests a significant amount of resources and capital every year in research and development activities. Despite this investment, the process of developing new products or technologies is inherently complex and uncertain and there are a number of risks that Ricoh is subject to, including the following:

..       No assurances can be made that Ricoh will successfully anticipate whether its products or technologies will satisfy its customers' needs or gain market acceptance;

..       No assurances can be made that the introduction of more advanced products that also possess the capabilities of existing products will not adversely affect the sales performance of each such product;

..       No assurances can be made that Ricoh will be able to procure raw materials and parts necessary for new products or technologies from its suppliers at competitive prices;

..       No assurances can be made that Ricoh will be able to successfully manage the distribution system for its new products to eliminate the risk of loss resulting from a failure to take advantage of market opportunities;

..       No assurances can be made that Ricoh will succeed in marketing any newly developed product or technology; and

..       No assurances can be given that Ricoh will be able to respond adequately to changes in the industry.

        Ricoh's failure to respond to any risks associated with this industry, including those described above, may reduce Ricoh's future growth and profitability and may adversely affect Ricoh's financial results and condition.

        In addition to the above general risks, Ricoh is exposed to the following specific risks relating to the document imaging and management industry:

        Digital Technology
        ------------------

        Among the various technologies used in the document imaging and management industry, Ricoh believes the successful development of digital technology is one of the most essential factors in attaining a competitive advantage. Ricoh currently is a leader in digital technology and believes that the importance of digital technology used in office equipment, including copiers, printers, facsimiles and scanners, will continue to grow in the future. While most of Ricoh's PPCs sold in Japan and overseas are already digital, Ricoh believes that the digital technology used in connection with digital copiers and other digital products will continue to develop and that competition with respect to digital products will intensify. There is no assurance that Ricoh will continue to be in the forefront of digital technology despite its commitment to invest in research and development activities in this area. Failure of Ricoh to adequately develop digital technology may adversely affect Ricoh's financial results and condition.

        Multi-Functional Equipment
        --------------------------

        Ricoh believes that the document imaging and management industry is moving towards a multi-functional office environment where various office equipment (including copiers, facsimile machines, printers, scanners and personal computers) become more interdependent on each other due to the increasing use of digital technology and initiatives taken by many offices to eventually become a "paperless office." As a result, certain existing office equipment may either be consolidated into multi-functional equipment or may be linked together electronically to perform various office functions. Although Ricoh already manufactures certain multi-functional equipment, as a result of this trend towards multi-functional equipment, some of Ricoh's products may become obsolete while other products may require substantial product enhancements, requiring technologies currently unavailable within Ricoh. No assurances can be made that Ricoh will be able to successfully adjust to such changes.

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

RICOH IS SUBJECT TO THE RISKS OF INTERNATIONAL OPERATIONS AND THE RISKS OF OVERSEAS EXPANSION

        A substantial portion of Ricoh's manufacturing and marketing activity is conducted outside of Japan, including in the United States, Europe, and in developing and emerging markets such as China. There are a number of risks inherent in doing business in such overseas markets, including the following:

        .       unfavorable political or economical factors;
        .       fluctuations in foreign currency exchange rates;
        .       potentially adverse tax consequences;
        .       unexpected legal or regulatory changes;
        .       lack of sufficient protection for intellectual property rights;
        .       difficulties in recruiting and retaining personnel, and managing international operations; and
        .       less developed infrastructure.

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

ECONOMIC TRENDS IN RICOH'S MAJOR MARKETS MAY ADVERSELY AFFECT RICOH'S SALES

        Demand for Ricoh's products is affected by cyclical changes in the economies of Ricoh's major markets, including Japan, the United States and Europe. Economic downturns and declines in consumption in Ricoh's major markets may adversely affect Ricoh's financial results and condition.

FOREIGN EXCHANGE FLUCTUATIONS AFFECT RICOH'S RESULTS

        Local currency-denominated financial results in each of the Company's subsidiaries around the world are translated into Japanese Yen by applying the average market rate during each financial period and recorded on Ricoh's consolidated statements of income. Local currency-denominated assets and liabilities are translated into Japanese Yen by applying the market rate at the end of each financial period and recorded on Ricoh's consolidated balance sheets. Accordingly, the financial results, assets and liabilities are subject to foreign exchange fluctuations.

        In addition, operating profits and losses are highly sensitive to the appreciation in the value of the Japanese Yen because the high volume of Ricoh's production and sales activities in the Americas, Europe and Other, such as China, result in a large proportion of revenues and costs denominated in local currencies. Although Ricoh engages in hedging transactions such as forward contracts with several financial institutions having credit ratings satisfactory to Ricoh to minimize the negative effects of short-term fluctuations in foreign exchange rates among major currencies such as the U.S. Dollar, Euro and Japanese Yen, mid-to-long-term volatile changes in the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics, and sales activities and may adversely affect Ricoh's financial results and condition.

RICOH IS SUBJECT TO GOVERNMENT REGULATION THAT CAN LIMIT ITS ACTIVITIES OR INCREASE ITS COST OF OPERATIONS

        Ricoh is subject to various governmental regulations and approval procedures in the countries in which it operates. For example, Ricoh may be required to obtain approvals for its business and investment plans, be subject to export regulations and tariffs, as well as rules and regulations relating to commerce, antitrust, patent, consumer and business taxation, exchange control, and environmental and recycling laws. Ricoh has established a Corporate Social Responsibility Office to heighten awareness of the importance of corporate social responsibility. Through this office, Ricoh involves its employees in various activities designed to ensure compliance with applicable regulations as part of its overall risk management and compliance program. However, if Ricoh is unable to comply with any of these regulations or fails to obtain the requisite approvals, Ricoh's activities in such countries may be restricted. In addition, even if Ricoh is able to comply with these regulations, compliance can result in increased costs. In either event, Ricoh's financial results and condition may be adversely affected.

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

RICOH MAY BE ADVERSELY AFFECTED BY ITS EMPLOYEE BENEFIT OBLIGATIONS

        With respect to its employee benefit obligations and plan assets, Ricoh accrues the cost of such benefits based on applicable accounting policies and funds such benefits in accordance with governmental regulations. Currently, there is no immediate and significant funding requirement; however, if returns from investment assets decrease due to unforeseeable market conditions, such as the fluctuations in the stock or bond markets, additional funding and accruals may be required. Such additional funding and accruals may adversely affect Ricoh's financial position and results of operations.

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

RICOH'S PERFORMANCE CAN BE AFFECTED BY ALLIANCES WITH OTHER ENTITIES

        Ricoh engages in alliances with other entities to create various products and services to fulfill customer demands. Ricoh believes that an alliance is an effective method for timely development of new technology and products using management resources of both parties. However, if Ricoh's interest differs from other parties' interests due to financial or other reasons, Ricoh may be unable to maintain the alliance. Failure to maintain an on-going alliance and failure to establish a necessary alliance in the future may adversely affect Ricoh's financial position and results of operations.

RICOH MAY SUFFER LOSS AS A RESULT OF CATASTROPHIC DISASTER, INFORMATION TECHNOLOGY PROBLEMS OR INFECTIOUS DISEASES

        Several of Ricoh's manufacturing facilities in Japan could be subject to a catastrophic loss caused by earthquakes as such facilities are located in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, Ricoh could experience disruptions in its operations and delays in its production and shipments. If such occurred, Ricoh is likely to record a decrease in revenue, and require large expenditures to repair or replace the damaged facility, which is highly likely to affect Ricoh's financial results and condition.

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

March 2000                Tohoku Ricoh Co., Ltd. lists its securities on the Second Section of the Tokyo Stock
                          Exchange.

January 2001              Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

October 2002              The Company establishes Ricoh China Co., Ltd. (a subsidiary).

April 2003                Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the Company.

October 2004              The Company acquires Hitachi Printing Solutions, Ltd. (now known as Ricoh Printing
                          Systems, Ltd.) in Japan.

        Our registered office and head office are as follows:

                                               Address                          Telephone number
                          ----------------------------------------------------- ----------------
Registered Head office    3-6 Naka Magome 1-chome, Ohta-ku, Tokyo 143-8555,      +81-3-3777-8111
                           Japan
Executive office          15-5, Minami Aoyama 1-chome, Minato-ku, Tokyo          +81-3-3479-3111
                           107-8544, Japan

        Principal Capital Investments
        -----------------------------

        Ricoh's capital expenditures for the fiscal years 2005, 2004 and 2003 were Yen 84.7 billion, Yen 75.5 billion and Yen 73.9 billion, respectively. Ricoh directs a significant portion of its capital expenditures towards digital and networking equipment, such as digital plain paper copiers ("PPCs"), multi-functional printers ("MFPs") and laser printers, and manufacturing facilities to maintain or enhance competitiveness in the industry. In fiscal year 2005, Ricoh also invested a significant amount of capital to upgrade its information systems for its back-office operations, such as sales force automations, procurement, accounting, operations and the management of intellectual property. With the various upgrades of the information systems that have taken place over the last several years, Ricoh has been implementing a new accounting system and a new intellectual property management system since the fiscal year 2003 to better track and manage its operations. Ricoh projects that for the fiscal year ending March 31, 2006 its capital expenditures will amount to approximately Yen 114.0 billion, principally for the following categories: digital and networking equipment, development of a new polymerized toner factory and new accounting and intellectual property management systems.

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

PRODUCTS
--------

SALES BY PRODUCT

--------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen (except for percentages)
                                                             For the Year Ended March 31,
--------------------------------------------------------------------------------------------------------------
                                                 2003                    2004                    2005
                                          --------------------------------------------------------------------
    OFFICE EQUIPMENT
      Imaging Solutions                      859,713   49.5%          803,574   45.1%         715,097   39.4%
      Network Input/Output Systems           463,379   26.7           558,237   31.4          670,836   37.0
      Network System Solutions               197,482   11.3           195,822   11.0          205,895   11.3
    OTHER BUSINESSES                         217,784   12.5           222,612   12.5          222,280   12.3
--------------------------------------------------------------------------------------------------------------
         Total                             1,738,358  100.0%        1,780,245  100.0%       1,814,108  100.0%
--------------------------------------------------------------------------------------------------------------

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

        Other Imaging Solutions: Analog plain paper copiers, diazo copiers, and
        -----------------------
        thermal paper.

        In fiscal year 2005, the Imaging Solutions product category accounted for 39.4% of Ricoh's net sales. Ricoh has been a global leader in PPCs and a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs and digital copiers with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment of copy sizes. PPCs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder form toner.

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

(2)  Network Input/Output Systems

        The primary function of products in this category is to print or produce images using a network. This category includes products such as MFPs, laser printers and optical discs. This category is further separated into two sub-categories: (i) Printing Systems, which consist of all printer and related products and (ii) Other Input/Output Systems, which consist of other products that are not included in Printing Systems. The principal products in each of these sub-categories are as follows:

        Printing Systems: MFPs, laser printers, and related software.
        ----------------

        Other Input/Output Systems: Optical discs (media (CD-R/RW, DVD-R,
        --------------------------
        DVD+R/RW discs), self-developed drives, key-module/parts unit) and systems, and scanners.

        In fiscal year 2005, the Network Input/Output Systems product category accounted for 37.0% of Ricoh's net sales. Ricoh continues to strengthen its capabilities in color laser printers and mid- and high-volume or high-speed printers that can be connected to a network to meet its customer needs in the office environment. In fiscal 2005, Ricoh had strong sales growth in these printer categories as it greatly broadened its product lineup in this category, reinforced its sales structure and expanded its marketing activities. In terms of MFPs, imagio Neo C245 and imagio Neo C385, which were well received in Japan, are equipped with enhanced communications functions such as "Scan to e-mail" (the function which enables users to send scanned images directly to users without a mail server), "W-net fax function" (the function which enables users to fax through the internet and decrease communication costs); the same is true for Aficio 2035/2045 and Aficio 2232C/2238C in overseas markets. Sales of laser printers are also increasing, with the IPSiO NX85S and IPSiO CX6600/6100D performing favorably in the domestic market, and the AP400/400N and Aficio CL3000 moving well overseas. These MFPs and laser printers are designed to provide information technology support for all types of office environment by delivering enhanced basic features (i.e., reduction, enlargements, etc.), simpler operation, reduced paper consumption through electronic storage, and better connectivity with document distribution and storage systems. Moreover, Ricoh introduced a series of color printers for office use utilizing Ricoh's original `GEL JET' technology at prices that were lower than the suggested retail price in Japan.

        In addition to the above, Ricoh acquired a printing company in Japan during fiscal year 2005, which is now known as Ricoh Printing Systems, Ltd. With this acquisition, Ricoh's printing product line-up now includes printers that have super high-speed printing capabilities, a product line in which it previously did not have any market share. In addition to such specialized super high-speed printers, Ricoh Printing Systems, Ltd. also manufactures and markets low and high speed color printers for the office environment. With Ricoh Printing Systems, Ltd. as a group company and through the initiatives noted in the previous paragraph, Ricoh hopes to achieve the strategic objectives, which is to increase the "Total Document Volume" of its customers.

        As the office environment becomes more computer-networked to maximize efficiency, demand for digital black-and-white copiers and digital color copiers has been rapidly increasing. Ricoh offers a full line of PC-connective models that draw on our expertise in digital and color technologies to respond to customer demands, which also continues to shift towards increased printing speed, networking capabilities, decrease in the total costs of ownership, and enhancements to raise office productivity. Overseas, Ricoh has rapidly forged a solid position in digital copier sales by releasing many new models under the Aficio brand.

        In addition, in an effort to streamline its optical discs business in the Other Input/Output Systems product category, in fiscal year 2005, Ricoh decided to focus on its media business and withdrew from the self-developed drive business, which used proprietary technology developed by Ricoh, and its key-module/parts unit business.

(3)  Network System Solutions

        The primary function of products in this category is to assist in establishing a network environment. The principal products in this category include personal computers and servers, network systems, application software, and related services and support.

        For fiscal year 2005, this product category accounted for 11.3% of Ricoh's net sales. Ricoh continued to enjoy steady growth in its document solutions software and support services, which allow customers to seamlessly manage electronic and paper-based information. Although sales in personal computers and servers decreased in the last few years due to constrained corporate spending on information technology in Japan as a result of the uncertain economic conditions, sales of personal computers and servers increased in fiscal year 2005 as compared to the previous fiscal years because customers replaced their personal computers or servers for the first time following Year 2000. Support services that optimized total printing costs were continuously well received by customers throughout fiscal year 2005.

OTHER BUSINESSES
----------------

        This segment, which accounted for 12.3% of Ricoh's net sales in fiscal year 2005, includes electronic semiconductor devices, optical equipment, such as digital cameras and parts unit, and measuring equipment.

        Ricoh is one of the pioneers of commercializing digital cameras, which have tremendous potential as "image capturing devices." Because of its potential as an input tool, Ricoh expects that sales of digital cameras will continue to grow. In addition, Ricoh offers a wide range of electronic devices used to process images, such as mobile and cellular phones. Ricoh also makes application specific integrated circuits (ASICs) and application specific standard products (ASSPs) that are often used in digital copiers, printers, personal computers and mobile phones.

        In April 2004, Ricoh sold Hanimex Australasia Pty Ltd. and its subsidiaries that engaged in the optical-related analog business, such as cameras, film sales and film development services, in Australia and New Zealand.

SALES AND DISTRIBUTION
----------------------

        Ricoh's distribution to end-user customers in Japan is conducted through three distribution channels: (1) direct sales by Ricoh to the end-user customer through approximately 40 subsidiaries and affiliates; (2) sales through independent office machine dealers; and (3) sales through independent stationery wholesalers, which in turn sell Ricoh's copiers to stationery retailers. Ricoh estimates that over one-half of its unit sales of copiers in Japan are through direct sales to the end-user customer, with the balance being divided between sales through independent office machine dealers and independent stationery wholesalers. These sales channels are coordinated by Ricoh's seven regional headquarters located in Hokkaido, Tohoku, Kanto, Chubu, Kansai, Chugoku and Kyushu areas.

        Ricoh's overseas marketing activities can be distinguished from the marketing channels in Japan and can be classified into two classes: (1) sales of Ricoh brand name products by overseas sales subsidiaries, affiliates and independent dealers, and (2) sales of products under brand names which Ricoh purchased by acquisition (e.g., "Savin" brand, "Gestetner" brand, "Lanier" brand). The successful acquisition of several office equipment sales companies in the last decade in various locations around the world has enhanced Ricoh's own marketing channel in the overseas market. Ricoh has organized sales and distribution channels to accommodate four operating regions outside of Japan:
(1) the Americas; (2) Europe, Africa, and the Middle East; (3) Asia and Oceania; and (4) China.

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

AFTER-SALES SERVICE
-------------------

        Ricoh offers maintenance and repair services for its products. Ricoh believes that periodic and timely maintenance services are important for Ricoh to keep its market shares. As such, Ricoh provides repair and maintenance services to its end-user customers for its products. These maintenance services are furnished to its customers pursuant to maintenance service contracts normally entered into at the time the equipment is sold.

        In Japan, employees of Ricoh basically provide the repair and maintenance services. Ricoh's service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Recently, Ricoh began building nationwide capabilities for the Customer Support System to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers in the field and provide immediate service. Ricoh's total number of sales and service personnel in Japan is approximately 22,000. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers who own Ricoh products in the overseas market. Overseas, Ricoh provides services through its own service network and service outlets. Ricoh's total number of sales and service personnel overseas is approximately 21,000.

        Additional information regarding how Ricoh accounts for after-sales services is set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are a part of this annual report.

PRINCIPAL MARKETS
-----------------

        Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh's sales expanded in fiscal year 2005. As noted below, for the fiscal year 2005, sales in Japan, the Americas, Europe and Other as a percentage of total sales were 53.6%, 17.9%, 22.5% and 6.0%, respectively. The table below breaks down for each geographic area the total sales amount and percentage of such sales amount as compared against total net sales for the last three fiscal years.

SALES BY GEOGRAPHIC AREA

-----------------------------------------------------------------------------------------------------------
                                            Millions of Yen (except for percentages to net sales)
                                                      For the Year Ended March 31,
                              -----------------------------------------------------------------------------
                                         2003                     2004                     2005
                              -----------------------------------------------------------------------------
   JAPAN                            896,022   51.5%          914,060   51.3%          972,975   53.6%
   THE AMERICAS                     343,940   19.8           326,380   18.3           325,597   17.9
   EUROPE                           354,477   20.4           402,392   22.6           408,906   22.5
   OTHER                            143,919    8.3           137,413    7.8           106,630    6.0
-----------------------------------------------------------------------------------------------------------
         Total                    1,738,358  100.0%        1,780,245  100.0%        1,814,108  100.0%
-----------------------------------------------------------------------------------------------------------

Note: Sales amounts set forth in the above table are based on the location of the purchaser of the product. For example, if the product is manufactured in Japan and sold to a purchaser located in the United States, such sale would be recorded as a sale in the Americas geographic segment.

        (1) Japan

        As the outlook for the Japanese economy has turned more positive and has become more stable as compared to prior fiscal years, information technology investments by many Japanese companies have recovered. Despite such recovery, market competition in the type of products that Ricoh manufactures and markets has become more severe in recent years. In order to succeed in this environment, Ricoh strategically strove to replace its analog stand-alone equipment with digital networkable equipment, and its monochrome products with color products. Another strategy used by

Ricoh was to help customers manage their Total Document Volume ("TDV") more effectively and offer business solutions with more functional equipment and networking systems so as to increase efficiency in the office. To enhance its printer business, in fiscal year 2005 Ricoh acquired a new printing company - Ricoh Printing Systems, Ltd. - in Japan. As discussed under the heading "PRODUCTS", Ricoh Printing Systems, Ltd. manufactures and markets low and high speed printers for the office environment and the acquisition of this company has reinforced Ricoh's office color printer and print-on-demand product lines. As a result of these strategies, the sale of certain products, such as MFPs, color PPCs and color laser printers, increased despite intense competition.

        (2) The Americas

        In fiscal year 2005, Ricoh further broadened and reinforced its sales network, especially in North America, where the economy maintained its strength in fiscal year 2005. The Company stepped up its sales efforts for new printing systems to match customer demands to replace analog equipment with networked digital products, color copiers and printers. The Company also strove to expand sales to major corporate accounts. Further, Ricoh continues to strengthen its marketing efforts to major corporate clients in this geographic segment by taking advantage of Ricoh's worldwide production and distribution network, and high-quality products. As a result of the above efforts, net sales in local currency increased by 4.8%. However, net sales denominated in Japanese Yen decreased by 0.2% due to the appreciation of the Japanese Yen against the U.S. Dollar.

        (3) Europe

        With economic conditions in Europe remaining relatively stable, sales of digital PPCs and printing systems increased as Ricoh continued in its efforts to introduce new products in such product lines. Ricoh also strengthened its sales network by continuously reinforcing its office equipment product offerings so that customers may fulfill more of their office equipment needs through Ricoh. Further, Ricoh maximized its business opportunity by increasing sales in networked digital PPCs and color models, especially color MFPs, since these products are able to satisfy many customer needs and bring profit to Ricoh. All of these efforts helped Ricoh maintain its top share position in the European market for copiers and MFPs for fiscal year 2005. Ricoh intends to solidify this position with continuing reinforcement of the above strategies.

        (4) Other

        In China and other Asian or Oceania markets, a continuing shift during fiscal year 2005 in business equipment from analog models to digital networked and color models led to increased sales of printing systems, while sales in the optical discs business decreased. Because the Chinese market is expected to continue its expansion, Ricoh has placed significant importance on the Chinese market not only as a production site but also as a potential market to expand its sales share in the future. In line with this strategy, in 2002, Ricoh established a new regional headquarters office in Shanghai to support and reinforce its operations in the promising Chinese market. Ricoh integrated its Chinese production, sales, and services during fiscal year 2004 while focusing even more on customer needs in order to strengthen its revenues and earnings in this geographic segment. In April 2004, Ricoh sold Hanimex Australasia Pty Ltd. and its subsidiaries that engaged in the optical-related analog businesses, such as cameras, film sales and film development services, in Australia and New Zealand.

COMPETITION
-----------

        Ricoh competes primarily in the office equipment industry which is highly competitive. In each of the product categories in the office equipment segment, Ricoh encounters intense competition. Ricoh expects competition in each of these product categories to increase in the future as existing competitors enhance and expand their product and service offerings. Increased competition may result in price reductions, reduced profitability and loss of market share. Ricoh cannot provide assurances that it will be able to compete successfully against existing or future competitors. Some of our customers and companies with which we have strategic business relationships also are, or may become in the future, competitors of ours.

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

SOURCES OF SUPPLY
-----------------

        Ricoh procures raw materials, parts, and components to be used in the production of its products on a global basis. Generally, Ricoh maintains multiple suppliers for the most significant categories of raw materials, parts and components. In light of the fact that Japan produces very few of the raw materials Ricoh uses in its manufacturing process, most of the raw materials used by Ricoh come from outside of Japan. Ricoh monitors the availability of raw materials on a regular basis to ensure that it will not encounter any shortages. Ricoh has not experienced any significant difficulty in obtaining raw materials, parts and components and believes that it will be able to continue to obtain comparable raw materials, parts and components in sufficient quantities to meet its manufacturing needs in the future. Ricoh also believes that the effect of price volatility with respect to obtaining raw materials, parts and components that it uses in manufacturing its products can be managed.

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

C. Organizational structure

        As of March 31, 2005, the Ricoh Group is comprised of 325 subsidiaries and 22 affiliates located worldwide. Ricoh's research and development, manufacturing, sales, and service activities center on office equipment, optical equipment, and other devices.

        The Company is the parent of the Ricoh Group. The Company heads the research and development of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

The following is a list of the principal subsidiaries and affiliates of Ricoh:

=======================================================================================================================
                                                              Proportion of
                                                 Country of     ownership
          Company Name                           Formation       interest               Main businesses
=======================================================================================================================
(SUBSIDIARIES)
-----------------------------------------------------------------------------------------------------------------------
Ricoh Optical Industries Co., Ltd.                    Japan        100.0        Manufacturing optical equipment
-----------------------------------------------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.                                Japan        100.0        Manufacturing office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Unitechno Co., Ltd.                             Japan        100.0        Manufacturing parts for office
                                                                                equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Elemex Corporation                              Japan         55.8        Manufacturing and sales of office
                                                                                equipment and minuteness equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Microelectronics Co., Ltd.                      Japan        100.0        Manufacturing parts for office
                                                                                equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Keiki Co., Ltd.                                 Japan        100.0        Manufacturing parts for office
                                                                                equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Printing Systems, Ltd.                          Japan        100.0        Manufacturing and sale of office
                                                                                equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Tohoku Co., Ltd.                                Japan        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Chubu Co., Ltd.                                 Japan        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Kansai Co., Ltd.                                Japan        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Chugoku Co., Ltd.                               Japan        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Kyushu Co., Ltd.                                Japan        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Hokkaido Ricoh Co., Ltd.                              Japan         97.8        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Sales Co., Ltd.                                 Japan        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Technosystems Co., Ltd.                         Japan        100.0        Maintenance, service and sale of
                                                                                office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Logistics System Co., Ltd.                      Japan         86.2        Logistics services and custom
                                                                   (87.6)       clearances
-----------------------------------------------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.                               Japan         51.4        General leasing
                                                                   (51.1)
-----------------------------------------------------------------------------------------------------------------------
Ricoh Electronics, Inc.                              U.S.A.        100.0        Manufacturing office equipment and
                                                                                related supplies

=======================================================================================================================
                                                               Proportion of
                                                 Country of      ownership
          Company Name                           Formation        interest             Main businesses
=======================================================================================================================
Ricoh UK Products Ltd.                                 U.K.        100.0        Manufacturing office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Industrie France S.A.S.                        France        100.0        Manufacturing office equipment and
                                                                                related supplies
-----------------------------------------------------------------------------------------------------------------------
Ricoh Asia Industry (Shenzhen) Ltd.                   China         91.0        Manufacturing office equipment and
                                                                  (100.0)       related supplies
-----------------------------------------------------------------------------------------------------------------------
Shanghai Ricoh Facsimile Co., Ltd.                    China         94.5        Manufacturing and sale of office
                                                                                 equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Corporation                                    U.S.A.        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Lanier Worldwide, Inc.                               U.S.A.        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Europe B.V.                               Netherlands        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
NRG Group PLC                                          U.K.        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Asia Industry Ltd.                         Hong Kong,         90.0        Sale of office equipment
                                                      China
-----------------------------------------------------------------------------------------------------------------------
Ricoh Asia Pacific Pte, Ltd.                      Singapore        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh China Co., Ltd.                                 China        100.0        Sale of office equipment
-----------------------------------------------------------------------------------------------------------------------
Ricoh Finance Nederland B.V.                    Netherlands        100.0        Corporate finance
-----------------------------------------------------------------------------------------------------------------------
                And 295 other subsidiaries
-----------------------------------------------------------------------------------------------------------------------
(AFFILIATES)
-----------------------------------------------------------------------------------------------------------------------
Coca-Cola West Japan Co., Ltd.                        Japan         22.2        Manufacturing and sale of soft drink
                                                                   (22.5)
-----------------------------------------------------------------------------------------------------------------------
Sindo Ricoh Co., Ltd.                                 Korea         20.0        Manufacturing and sale of office
                                                                                equipment
-----------------------------------------------------------------------------------------------------------------------
                And 20 other affiliates
=======================================================================================================================

        Notes:

        1.      Proportion of ownership interest includes indirect ownership.
        2. Figures in parentheses indicate portion of voting power if different from portion of ownership interest.
        3. Ricoh Leasing Co., Ltd. is the only subsidiary of Ricoh that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.

D. Property, plant and equipment

        Ricoh manufactures its products primarily in fifteen plants in Japan and six plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. The following table gives certain information as of March 31, 2005 regarding the Company's and its subsidiaries' principal production and other facilities. With the exception of GR Advanced Materials Ltd., the production and other facilities listed below have floor space exceeding 10,000 square meters.

---------------------------------------------------------------------------------------------------------------------
                                                                           Principal activities and products
Name (Location)                                       Floor space          manufactured
----------------------------------------------------- -----------------    ------------------------------------------
                                                      (in thousands
                                                      of square meters)
Japan:
  Ricoh Company, Ltd.
     Ohmori Plant (Tokyo)                                      44          Parts relating to copiers
     Atsugi Plant (Kanagawa)                                   68          Office equipment and other products
     Numazu Plant (Shizuoka)                                   76          Paper and toner
     Ikeda Plant (Osaka)                                       17          Electronic devices
     Hatano Plant (Kanagawa)                                   15          Printed circuit boards and electronic
                                                                           components
     Fukui Plant (Fukui)                                       34          Papers and toner
     Gotenba Plant (Shizuoka)                                  70          Copiers and data processing systems
     Yashiro Plant (Hyogo)                                     31          Electronic devices
     Aoyama Head Office (Tokyo)                                 9          Marketing of office equipment and head
                                                                           office
     Research & Development Center (Kanagawa)                  17          Research and development ("R&D")
     System Center (Tokyo)                                     10          Information system center, marketing of
                                                                           office equipment and other business
     Ginza Office (Tokyo)                                      11          Marketing of office equipment and other
                                                                           business
     Shin-Yokohama office (Kanagawa)                           40          Marketing of office equipment and other
                                                                           business, related services and R&D
  Subsidiaries:
     Ricoh Optical Industries Co., Ltd. (Iwate)                18          Photographic equipment
     Tohoku Ricoh Co., Ltd. (Miyagi)                           55          Office equipment and parts relating to
                                                                           copiers
     Hasama Ricoh , Inc. (Miyagi)                              14          Parts relating to copiers and data
                                                                           processing equipment
     Ricoh Unitechno Co., Ltd. (Saitama)                       18          Facsimile and copiers
     Ricoh Elemex Corporation. (Aichi)                         47          Office equipment and measuring
                                                                           instruments

---------------------------------------------------------------------------------------------------------------------
                                                                           Principal activities and products
Name (Location)                                       Floor space          manufactured
----------------------------------------------------- -----------------    ------------------------------------------
                                                      (in thousands
                                                      of square meters)
     Ricoh Microelectronics Co., Ltd. (Tottori)                11          Printed circuit boards

     Ricoh Keiki Co., Ltd. (Saga)                              10          Parts relating to copiers and data
                                                                           processing systems

Overseas:
  Ricoh Electronics, Inc.                                     100          Copiers, parts relating to copiers,
  (Irvine, Santa Ana and Tustin, California and                            toner and thermal paper
  Lawrenceville, Georgia, U.S.A.)

  Ricoh UK Products Ltd.                                       41          Copiers, parts relating to copiers and
  (Telford, United Kingdom)                                                toner

  Ricoh Industries France S.A.S.                               42          Copiers, facsimile equipment, parts
  (Colmar, France)                                                         relating to copiers and thermal paper

  Ricoh Asia Industry (Shenzhen) Ltd. (Shenzhen,               42          Copiers, parts relating to copiers, and
  China)                                                                   toner

  Shanghai Ricoh Facsimile Co., Ltd.                           17          Facsimile
  (Shanghai, China)

  GR Advanced Materials Ltd.                                    4          Supplies relating to duplicators
  (Scotland, United Kingdom)
---------------------------------------------------------------------------------------------------------------------

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

        Ricoh's operating segments consist of Office Equipment, which includes Imaging Solutions, Network Input/Output Systems and Network System Solutions, and Other Businesses, which include optical equipment, such as digital cameras, electronic semiconductor devices and measuring equipment, as well as financing and logistics services. Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other, such as China, Asia and Oceania. For additional details on Ricoh's business, see Item 4.B. Information on the Company - Business overview.

        Because of the global nature of Ricoh's operations, Ricoh's results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Although the Japanese economy began to exhibit some upswing momentum and the United States economy maintained its strength in fiscal year 2005, the business climate in which Ricoh operates remains unpredictable as a result of the continuing appreciation of the Japanese Yen against the U.S. Dollar and the economic uncertainties of the emerging markets, such as BRICs - Brazil, Russia, India and China. Management believes that it will still take some time for the Japanese economy to make a full recovery, due to such factors as the unlikelihood of an increase in income on an individual basis. In addition, the level of competition in our operating environment has increased significantly. The two most significant trends in the office equipment market are the movement towards digital networking systems from standalone models and the shift in customers' demand toward color products from monochrome products. As these trends have accelerated in recent years, the level of competition has increased significantly in the market for color products and digital networking systems as other companies began to introduce products in these sectors.

        Historically, Ricoh's revenues have come mainly from the manufacturing and sale of equipment (such as copiers and printers). In the current competitive environment, the key factor to achieving revenue growth is the expansion of product-lines and areas of services to address the increase in customer demands for digitization, coloring and volume. To achieve sustained growth in the current environment, Ricoh's goal is to broaden its revenue and earnings base by increasing the total copying or printing volume of its customers (which Ricoh refers to as "Building Total Document Volume") and the amount of revenue per copy or printed page. To attain this goal, Ricoh's strategies continue to include (1) replacing monochrome products with color models at prices comparable to those of monochrome models, (2) expanding sales of high-speed models, and (3) deploying printing solutions so that customers can optimize the total output costs of their copiers and printers. In fiscal year 2005, net sales of MFPs overall increased by 29.3% as compared to fiscal year 2004. A 61.5% increase in net sales of MFPs with color capabilities in fiscal year 2005 as compared to fiscal year 2004 especially contributed to the 29.3% increase in net sales of overall MFPs as compared to fiscal year 2004. In contrast, sales of other imaging systems products (e.g., analog PPCs) for fiscal year 2005 decreased by 20.9% compared to fiscal year 2004.

        Despite this challenging environment, Ricoh recorded revenue growth for the 11th consecutive year in fiscal year 2005 and strove to remain competitive and achieve sustained growth by placing a high priority on creating new customer values and managing its operations in a highly efficient manner. To this end, Ricoh continues to reinforce its technological strengths by making capital investments and investments in research and development to generate new value for its customers with Ricoh's products and services. At the same time, Ricoh is achieving steady progress in increasing its operating efficiency through cost-cutting measures across its business units, including the reduction of production costs and the streamlining of its business structure, as well as supply chain management. Ricoh is also pursuing increased efficiency in the use of financial resources by decreasing its interest bearing debt. In fiscal year 2005, Ricoh reduced interest-bearing debt by Yen 22.6 billion, while decreasing cash and cash equivalents at fiscal year-end 2005 by Yen 16.1 billion from the prior fiscal year-end to Yen 186.8 billion.

        Ricoh's consolidated net sales increased by 1.9% to Yen 1,814.1 billion for the fiscal year ended March 31, 2005, from Yen 1,780.2 billion for the fiscal year ended March 31, 2004, due primarily to the increase in net sales of higher-margin value-added digital-based Network Input/Output products, which was offset in part by a decline in sales of Imaging Solutions products, as well as to the positive effect in fiscal year 2005 of the appreciation of the Euro relative to the Japanese Yen, which was partially offset by the depreciation of the U.S. Dollar relative to the Japanese Yen. Ricoh's operating income decreased 9.7%, while operating income as a percentage of net sales decreased from 8.4% to 7.5%, primarily reflecting Ricoh's strategic investments in the promotional measures used to market its color models, and research and development activities.

        In addition, fiscal year 2005 marked the end of the 14th Medium-term Management Plan in which Ricoh focused on (i) replacing its monochrome products with color models, (ii) increasing sales of high-speed models and (iii) providing various printing solutions to assist its customers in reducing costs. Notable achievements of Ricoh during fiscal year 2003 to fiscal year 2005 include (i) the expansion of its market share in color products by continuously releasing new products such as color MFPs and color laser printers, and (ii) acquiring Ricoh Printing Systems, Ltd. to reinforce its printer business and expand its customer base. In addition, during fiscal year 2005, Ricoh, as a forward-looking company, started laying the foundation for its 15th Medium-term Management Plan that starts from fiscal year 2006. The 15th Medium-term Management Plan focuses on achieving growth in the following areas: (1) printing, (2) emerging markets and (3) products used in the industrial sector, such as products that use thermal media, semiconductors, electronic component units and measuring equipment. As part of the foundation work, Ricoh made strategic decisions in terms of sales, marketing, and research and development matters in fiscal year 2005 so as to allow it to increase its market share in color printing models. For example, Ricoh conducted various sales promotion activities both in Japan and in overseas markets. In Japan, Ricoh provided various sales promotions to its customers relating to its color products, including discounting the sales price, modifying its products to meet the specific needs of its customers, etc., to increase its market share in color products. In the overseas market, Ricoh introduced various series of products to its color product line-up.

CRITICAL ACCOUNTING POLICIES

        The consolidated financial statements of Ricoh are prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, Ricoh evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Ricoh considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgments and estimates on the part of management in its application. Ricoh believes that the following represent the critical accounting policies of the Company. For a summary of the significant accounting policies, including the critical accounting policies discussed below, please see
Note 2 to the Consolidated Financial Statements.

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

        Most equipment sales require that Ricoh install the product. As such, revenue is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

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

        Allowance for Doubtful Receivables
        ----------------------------------

        Ricoh performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by Ricoh's review of the customers' credit information. Ricoh continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that Ricoh has identified. While such credit losses have historically been within Ricoh's expectations and the provisions established, Ricoh cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of our customers could result in a material impact on Ricoh's consolidated results of operation and financial position.

        Pension Accounting
        ------------------

        The total costs for employees' severance payments and pension plans represented approximately 0.8%, 2.0% and 1.4% of Ricoh's total costs and expenses for the fiscal years ended March 31, 2005, 2004 and 2003, respectively. The amounts recognized in the consolidated financial statements relating to employees' severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees' severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Among these assumptions, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2005, Ricoh's total amount of unrecognized net actuarial loss was Yen 102.8 billion. The entire amount of unrecognized net actuarial loss will be amortized over the average remaining years of employee service which is approximately 16 years, if such amount exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair value of the plan's assets. Such amortization will increase future pension costs.

        For the fiscal years ended March 31, 2005, 2004 and 2003, Ricoh used expected long-term rates of return on pension plan assets of 2.9%, 2.5% and 3.6%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh's analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 48%, 27%, 15% and 10% of the plan assets will be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2005, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2005, 2004 and 2003 were approximately 4.1% (gain), 18.7% (gain) and 13.7% (loss), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

        With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumptions, Ricoh's weighted average discount rates for the fiscal years ended March 31, 2005, 2004 and 2003 were 2.9%, 2.6% and 3.3%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

        The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh's pension plans as of March 31, 2005.

                                                                       CHANGE IN    CHANGE IN PRE-
                                                                    PENSION BENEFIT    TAX PENSION
                       CHANGE IN ASSUMPTION                           OBLIGATIONS         EXPENSES
                       --------------------                           -----------         --------
                                                                             (Billions of Yen)
50 basis point increase / decrease in discount rate                     - / + 22           - / + 0
50 basis point increase / decrease in expected return on assets                -           - / + 1

        Impairment of Long-Lived Assets and Goodwill
        --------------------------------------------

        As of March 31, 2005, the aggregate of Ricoh's property, goodwill and intangible assets was Yen 364.3 billion, which accounted for 18.6% of the total assets. Ricoh believes that impairment of long-lived assets and goodwill are critical to Ricoh's financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.

        Ricoh periodically reviews the carrying value of its goodwill for continued appropriateness. This review is based upon Ricoh's projections of anticipated future cashflows and estimated fair value of the reporting units for which goodwill is assigned. Ricoh reviews long-lived assets and acquired intangible assets with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. The recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cashflows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

        While Ricoh believes that its estimates of future cashflows are reasonable, different assumptions regarding such cashflows could materially affect Ricoh's evaluations.

        Impairment of Securities
        ------------------------

        Individual securities classified as available-for-sale securities are reduced to their fair market value by a charge to income for declines in value that are not temporary. Factors considered in assessing whether an impairment other than a temporary impairment exists include: (i) the length of time and extent of decline, (ii) the financial condition and near term prospects of the issuer and (iii) the intent and ability of Ricoh to retain such investment for a period of time sufficient to allow for any anticipated recovery in market value. Ricoh believes that impairment of securities is critical for its financial statements because it holds significant amounts of securities, the recoverability of which or lack thereof, could significantly affect its results of operations.

        Realizability of Deferred Tax Assets
        ------------------------------------

        Ricoh records deferred tax assets and liabilities using the effective tax rate taking into consideration the effect of temporary differences between the book and tax bases of assets and liabilities. If the effective tax rate were to change, Ricoh would adjust its deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the effective tax rate expected to be in effect when the deferred tax items reverse.

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

A. Operating results

        The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

                                            Millions of Yen (except percentages)                 Thousands of
                                                   Year Ended March 31,                        U.S. Dollars (1)    % Change
                                      2003                  2004                  2005               2005        2004     2005
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                      1,738,358   100.0%    1,780,245   100.0%     1,814,108  100.0%    $ 16,954,280     2.4      1.9
Cost of Sales                    993,009    57.1%    1,014,619    57.0%     1,059,531   58.4%       9,902,159     2.2      4.4
---------------------------------------------------------------------------------------------------------------------------------
    Gross Profit                 745,349    42.9%      765,626    43.0%       754,577   41.6%       7,052,121     2.7     (1.4)
Selling, General and
 Administrative Expenses         611,695    35.2%      623,935    35.0%       619,071   34.1%       5,785,710     2.0     (0.8)
Transfer of the
substitutional
 portion of the Employee's
 Pension Fund:
     Settlement loss                  --                48,657                     --                      --
     Subsidy from government          --               (56,972)                    --                      --
---------------------------------------------------------------------------------------------------------------------------------
    Operating income             133,654     7.7%      150,006     8.4%       135,506    7.5%       1,266,411    12.2     (9.7)
---------------------------------------------------------------------------------------------------------------------------------
Other (Income) Expenses:
     Interest and dividend
      income                      (3,772)               (1,925)                (2,240)                (20,934)
     Interest expense              6,853                 5,290                  4,684                  43,776
     Foreign currency exchange
      (gain) loss, net               566                 6,136                 (1,547)                (14,458)
     Other, net                    6,537                (2,558)                  (774)                 (7,234)
---------------------------------------------------------------------------------------------------------------------------------
    Total                         10,184     0.6%        6,943     0.4%           123    0.0%           1,150   (31.8)   (98.2)
---------------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes,
  Minority Interests and
  Equity in earnings of
  Affiliates and Cumulative
  Effect of Accounting
  Change                         123,470     7.1%      143,063     8.0%       135,383    7.5%       1,265,261    15.9     (5.4)
---------------------------------------------------------------------------------------------------------------------------------
Provisions for Income Taxes:      51,984     3.0%       56,641     3.2%        50,634    2.8%         473,215     9.0    (10.6)
---------------------------------------------------------------------------------------------------------------------------------
Income before Minority
  Interests and Equity in
  Earnings of Affiliates
  and Cumulative Effect of
  Accounting Change               71,486                86,422                 84,749                 792,046
Minority Interests                 1,376                 4,094                  4,726                  44,168
Equity in Earnings of
Affiliates                         2,403                 2,065                  3,120                  29,159
---------------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative
  Effect of Accounting
  Change                          72,513     4.2%       84,393     4.7%        83,143    4.6%         777,037    16.4     (1.5)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative Effect of
  Accounting Change, Net of
  tax                                 --                 7,373     0.5%            --                      --      --
---------------------------------------------------------------------------------------------------------------------------------
    Net Income                    72,513     4.2%       91,766     5.2%        83,143    4.6%         777,037    26.6     (9.4)
---------------------------------------------------------------------------------------------------------------------------------
    Reference:
Exchange Rates*
         US$ 1                    121.96                113.09                 107.58                           (8.87)   (5.51)
         EURO 1                   121.00                132.65                 135.25                           11.65     2.60

*These rates are the annual average exchange rate of the daily average TTM rates published by The Bank of Tokyo Mitsubishi, Ltd. These rates are used when consolidating the financial results of Ricoh's overseas subsidiaries with those of the Company.
---------------------------------------------------------------------------------------------------------------------------------

(1) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2005" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 107 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005.

SALES BY PRODUCT

---------------------------------------------------------------------------------------------------------------------------------
                                           Millions of Yen (except for percentages)               Thousands of        % Change
                                  ------------------------------------------------------------ U.S. Dollars (1) -----------------
                                       2003                  2004                 2005                2005         2004     2005
---------------------------------------------------------------------------------------------------------------------------------
   OFFICE EQUIPMENT
     Imaging Solutions              859,713   49.5%      803,574   45.1%       715,097   39.4%      $  6,683,150   (6.5)    (11.0)
     Network Input/
      Output Systems                463,379   26.7       558,237   31.4        670,836   37.0          6,269,495   20.5      20.2
     Network System Solutions       197,482   11.3       195,822   11.0        205,895   11.3          1,924,252   (0.8)      5.1
   OTHER BUSINESSES                 217,784   12.5       222,612   12.5        222,280   12.3          2,077,383    2.2      (0.1)
         Total                    1,738,358  100.0%    1,780,245  100.0%     1,814,108  100.0%      $ 16,954,280    2.4       1.9
---------------------------------------------------------------------------------------------------------------------------------

(1) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2005" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 107 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005.

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

        NET SALES. Consolidated net sales of Ricoh for the fiscal year ended March 31, 2005 increased by 1.9% (or Yen 33.8 billion) to Yen 1,814.1 billion from Yen 1,780.2 billion for the fiscal year ended March 31, 2004. The increase in net sales was primarily due to the increase in net sales in the Office Equipment segment.

        More specifically, net sales from the Office Equipment segment accounted for 87.7% of the consolidated net sales for fiscal year 2005. A significant portion of such net sales was derived from net sales from the Network Input/Output Systems category, which accounted for 37.0% of consolidated total net sales, up 5.6 percentage points from fiscal year 2004. The increase in net sales from the Network Input/Output Systems category is because of the increase in net sales of Printing Systems due to the acceleration of the change in customer preference from standalone equipment to multi-functional equipment, which can improve the customer's operations by expanding their digital color networking capacity. In particular, sales of MFPs continued to grow in double-digit percentage figures in both the domestic and overseas market places. Compared to fiscal year 2004, net sales of MFPs increased by 26.3% in Japan and 31.4% overseas. Similar to the increase in net sales of MFPs, sales of laser printers continued to grow in double-digit percentage figures in both the domestic and overseas market places. Compared to fiscal year 2004, net sales of laser printers increased by 35.1% in Japan and 11.9% overseas due primarily to the continuous release of new products responding to its customer needs. In addition, Ricoh's new subsidiary Ricoh Printing Systems, Ltd. also contributed to the sales growth of Printing Systems.

         The increase in net sales of Printing Systems was partially offset by the decrease in net sales of Other Input/Output Systems. The decrease in net sales of Other Input/Output Systems was due to lower sales in the optical discs business in Japan and overseas as Ricoh withdrew from the self-developed drive business, which used proprietary technology developed by Ricoh, and its key-module/parts unit business. In turn, Ricoh decided to place more focus on its media business. Due to these factors, net sales of Other Input/Output Systems decreased by 68.4% in fiscal year 2005 as compared to fiscal year 2004.

        In fiscal year 2005, the increase in net sales in the Network Input/Output Systems category was also partially offset by a decrease in the Imaging Solutions category. As a percentage of net sales, sales in the Imaging Solutions category accounted for 39.4% of consolidated total net sales, a decrease of 5.7 percentage points from fiscal year 2004. Although sales of digital PPCs decreased by 7.0% in the overseas market, they continued to account for a major portion of the net sales derived from the overseas market. Sales of color PPC products increased in the overseas market as Ricoh continued to introduce a new series of products in its existing color PPC line-up, responding to its customer needs. Sales of other products that mainly consisted of analog-type equipment such as analog PPCs has been decreasing in recent years, including fiscal year 2005, as Ricoh's customers and the office equipment industry undergo a transition period from analog-type equipment to digital or multi-functional type models such as MFPs and laser printers. The decrease in net sales in Imaging Solutions products and the increase in net sales of Network Input/Output Systems products is indicative of this trend.

        In the Network System Solutions category, net sales of personal computers and servers recovered as compared to fiscal year 2004, as information technology investments by companies increased in Japan. Support and services relating to such products, such as document solutions software, application software and related services and support, were continuously well received by customers throughout fiscal year 2005, as the increase in net sales of personal computers and servers generated sales in these products and such products assisted Ricoh's customers in optimizing their total printing costs.

        In the Other Businesses segment, net sales decreased by 0.1% mainly due to the decrease in demand in Japan for measuring equipment and semiconductor devices. While net sales of optical equipment, such as digital cameras and parts unit continued to perform favorably in fiscal year 2005, the increase in net sales from these items was not enough to offset the decrease in net sales of measuring equipment and semiconductor devices. In addition, Ricoh's divestiture of its subsidiaries in the optical-related analog business, such as Hanimex Australasia Pty Ltd. and its subsidiaries located in Australia and New Zealand, also contributed to the decrease in net sales of this segment. Had Ricoh not divested its subsidiaries in the optical-related analog business, net sales would have increased by 1.4%.

        The depreciation of the U.S. Dollar in relation to the Japanese Yen also resulted in the lower Japanese Yen equivalent of U.S. Dollar denominated overseas net sales of Office Equipment products for fiscal year 2005. While the increase in Euro-denominated net sales due to the appreciation of the Euro in relation to the Japanese Yen partially offset this decrease, the depreciation of the U.S. Dollar resulted in the lower increase of consolidated net sales as compared to fiscal year 2004. Had the foreign currency exchange rates remained the same as fiscal year 2004, Ricoh's consolidated net sales would have increased by 2.4%.

        COST OF SALES. Consolidated cost of sales for the fiscal year ended March 31, 2005 increased by 4.4% (or Yen 44.9 billion) to Yen 1,059.5 billion from Yen 1,014.6 billion for the fiscal year ended March 31, 2004. This increase was due primarily to the increase in net sales, which was partially offset by Ricoh's continuous cost-cutting activities similar to fiscal year 2004, which resulted in a reduction in net cost of sales of approximately Yen 12.0 billion.

        GROSS PROFIT. Consolidated gross profit for the fiscal year ended March 31, 2005 decreased by 1.4% to Yen 754.5 billion from Yen 765.6 billion for the fiscal year ended March 31, 2004. Gross profit as a percentage of net sales decreased by 1.4 percentage points from 43.0% for the fiscal year ended March 31, 2004 to 41.6% for the fiscal year ended March 31, 2005.

        In fiscal year 2005, Ricoh's strategy of significant discounting of certain color products resulted in lower net sales as compared to cost of sales. As a result, gross profit as a percentage of net sales decreased despite an increase in net sales. This strategy is one of the core strategies used by Ricoh to facilitate the replacement of monochrome products with color models at prices comparable to those of monochrome models and to increase its market share in color products as noted in "OVERVIEW" under Item 5. Ricoh also used this strategy to increase its market share in color products so as to establish the basis for future growth in the color products business.

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2005 decreased by 0.8% (or Yen 4.8 billion) to Yen 619.0 billion from Yen 623.9 billion for the fiscal year ended March 31, 2004. Ricoh increased its research and development investments during fiscal year 2005 by 19.4% (or Yen 17.9 billion) to Yen 110.4 billion from Yen 92.5 billion for the fiscal year ended March 31, 2004 for purposes of developing more advanced products with new capabilities to maintain its high market share position in the competitive marketplace. Despite this increase in research and development investments during fiscal year 2005, such increase was completely offset by (i) the depreciation of the U.S. dollar in relation to the Japanese Yen which resulted in a decrease in selling, general and administrative expenses of approximately Yen 2.6 billion, (ii) the divestiture of its subsidiaries in the optical-related analog business, and (iii) the decrease in pension costs due to pension systems restructuring, such as the transfer to the Japanese government of the substitutional portion of the domestic employees' pension fund ("EPF"). For additional details as to expenditures on research and development activities, see Item 5.C.

        TRANSFER TO THE JAPANESE GOVERNMENT OF THE SUBSTITUTIONAL PORTION OF THE EMPLOYEE'S PENSION FUND. Ricoh completed its transfer to the Japanese government of the substitutional portion of the EPF pursuant to the Contributed Benefit Pension Plan Law during fiscal year 2004. As set forth under the heading "Pension Information" below, Ricoh accounted for the transfer in accordance with EITF 03-2. Ricoh recognized a one-time gain of Yen 56.9 billion from a Japanese government subsidy and a one-time settlement loss of Yen 48.6 billion for the transfer of such substitutional portion of the EPF during fiscal year 2004.

        OPERATING INCOME. Consolidated operating income for the fiscal year ended March 31, 2005 decreased by 9.7% (or Yen 14.5 billion) to Yen 135.5 billion from Yen 150.0 billion for the fiscal year ended March 31, 2004. The decrease in operating income as compared to fiscal year 2004 was due primarily to the decrease in gross profit. In addition, the decrease in operating income was also due to the fact that Ricoh did not recognize during fiscal year 2005 the one-time gain that it recognized during fiscal year 2004 in connection with the transfer to the Japanese government of the substitutional portion of the EPF, and such non-recognition of one-time gain was not offset by the decrease in consolidated selling, general and administrative expenses in fiscal year 2005 as compared to fiscal year 2004 as described above.

        INTEREST AND DIVIDEND INCOME. Consolidated interest and dividend income for the fiscal year ended March 31, 2005 increased by Yen 0.3 billion to Yen 2.2 billion from Yen 1.9 billion for the fiscal year ended March 31, 2004. The increase in interest and dividend income reflected the favorable financial market conditions and the positive change in economic conditions in Japan as dividend income from Japanese companies increased.

        INTEREST EXPENSE. Consolidated interest expense for the fiscal year ended March 31, 2005 decreased by Yen 0.6 billion to Yen 4.6 billion from Yen
5.2 billion for the fiscal year ended March 31, 2004. This decrease in consolidated interest expense resulted primarily from the decrease in the amount of Ricoh's interest-bearing debt outstanding for the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004. Ricoh's interest-bearing debt as of March 31, 2005 decreased by Yen 22.6 billion to Yen
410.0 billion from Yen 432.7 billion as of March 31, 2004. Since the implementation of its group cash management system a few years ago, which provided Ricoh with an alternative to borrowing funds externally, Ricoh has been able to continuously decrease its interest-bearing debt each fiscal year.

        FOREIGN CURRENCY EXCHANGE (GAIN) LOSS, NET. Consolidated foreign currency exchange gain, net included in other (income) expenses for the fiscal year ended March 31, 2005 increased by Yen 7.6 billion to a gain of Yen 1.5 billion from a loss of Yen 6.1 billion for the fiscal year ended March 31, 2004. For additional information on Ricoh's foreign exchange hedging activities, see
Item 11.

        OTHER, NET. Consolidated other, net included in other (income) expenses decreased by Yen 1.7 billion to an income of Yen 2.5 billion for the fiscal year ended March 31, 2004 from an income of Yen 0.7 billion for the fiscal year ended March 31, 2005. This decrease in income of the other, net in fiscal year 2005 was due to a decrease in income derived from the sale of marketable securities as compared to the previous corresponding period.

        TOTAL PROVISIONS FOR INCOME TAXES. Total consolidated provisions for income taxes for the fiscal year ended March 31, 2005 decreased by 10.6% (or Yen
6.0 billion) to Yen 50.6 billion from Yen 56.6 billion for fiscal year ended March 31, 2004. This decrease in provisions for income taxes as compared to the provisions in income before income taxes, minority interests, equity in earnings of affiliates and cumulative effect of accounting changes was primarily due to a decrease in the effective tax rate.

        The effective tax rate decreased by 2.2 percentage points to 37.4% for the fiscal year ended March 31, 2005 from 39.6% for the previous fiscal year. This 2.6 percentage point decrease in the effective tax rate was attributable to a tax credit being applied in Japan to (1) the increase in research and development expenses and (2) the investments made by Ricoh in information technologies hardware and software used by the Company. As a result of these tax credits, the effective tax rate was lower than the Japanese statutory tax rate. See Note 8 to the Consolidated Financial Statements for additional information.

        MINORITY INTERESTS. Consolidated minority interests for the fiscal year ended March 31, 2005 increased by Yen 0.6 billion to Yen 4.7 billion from Yen
4.0 billion for the fiscal
year ended March 31, 2004. This increase primarily resulted from an improvement in the business performance of both Ricoh Leasing Co., Ltd. and Ricoh Elemex Corporation.

        EQUITY IN EARNINGS OF AFFILIATES. Consolidated equity in earnings of affiliates for the fiscal year ended March 31, 2005 increased by Yen 1.0 billion to Yen 3.1 billion from Yen 2.0 billion for the fiscal year ended March 31, 2004. This increase was due primarily to an improvement in the business performance of its affiliates.

OPERATING SEGMENTS

---------------------------------------------------------------------------------------------------------
                                    Millions of Yen (except for percentages)     Thousands of
                                   ------------------------------------------   U.S. Dollars (1)
                                          2004                   2005                 2005       % Change
---------------------------------------------------------------------------------------------------------
   OFFICE EQUIPMENT
     Net sales                     1,557,633    100.0%      1,591,828  100.0%   $    14,876,897       2.2
     Operating expenses            1,353,304     86.9       1,400,121   88.0         13,085,243       3.5
     Operating income                204,329     13.1%        191,707   12.0%   $     1,791,654      (6.2)
---------------------------------------------------------------------------------------------------------
   OTHER BUSINESSES
     Net sales                       225,074    100.0%        224,786  100.0%   $     2,100,804      (0.1)
     Operating expenses              220,391     97.9         224,241   99.8          2,095,710       1.7
     Operating income                  4,683      2.1%            545    0.2%   $         5,093     (88.4)
---------------------------------------------------------------------------------------------------------
   CORPORATE AND ELIMINATION
     Net sales                       (2,462)                   (2,506)          $       (23,420)
     Operating expenses               56,544                   54,240                   506,916
     Operating income               (59,006)                  (56,746)          $      (530,336)
---------------------------------------------------------------------------------------------------------
   CONSOLIDATED
     Net sales                     1,780,245    100.0%      1,814,108  100.0%   $    16,954,280       1.9
     Operating expenses            1,630,239     91.6       1,678,602   92.5         15,687,869       3.0
     Operating income                150,006      8.4%        135,506    7.5%   $     1,266,411      (9.7)
---------------------------------------------------------------------------------------------------------

(1) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2005" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 107 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005.

Office Equipment

        Net sales in the Office Equipment segment for the fiscal year ended March 31, 2005 increased by 2.2% (or Yen 34.1 billion) to Yen 1,591.8 billion from Yen 1,557.6 billion for the fiscal year ended March 31, 2004. This increase was primarily due to the continuing increase in sales of high-margin value-added digital-based products in Printing Systems of the Network Input/Output Systems product category as printers with various functions, from input/output to sharing and administration as well as color capabilities, were introduced in a wide range of models from standard models to high-speed digital models. With further advancements being made in digital networking, the increase in the volume of information that is processed electronically and improvements being made in color products, Ricoh believes that its customers strongly desire methods through which they can effectively and efficiently conduct their operations. In an effort to help customers manage their Total Document Volume ("TDV") more effectively and efficiently, Ricoh continued to offer solutions to optimize the total printing costs of its customers in fiscal year 2005. As a result of such efforts, in fiscal year 2005, domestic and overseas sales of color PPCs, MFPs and laser printers, particularly color laser printer models, increased. In addition, net sales continued to increase for support services, software, and other solutions aimed at satisfying the diverse needs of customers while the optical discs business was reorganized as Ricoh withdrew from the self-developed drive business, which used proprietary technology developed by Ricoh, and its key-module/parts unit business. The increase in net sales of the Network Input/Output Systems products was partly offset by a decrease in net sales of Imaging Solutions products in both Japan and the overseas markets. These net sales results were consistent with Ricoh's efforts to support the shift in customers' demand to digital networking and color-based products from monochrome analog-based stand-alone products. This trend, which has been continuing for the last six years, is also reflected in Ricoh's sales results: as a percentage of total sales, the percentage of sales of Imaging Solutions decreased 22.6 percentage points from 62.0% to 39.4% in the past six years; conversely, the percentage of sales of Network Input/Output Systems increased 25.0 percentage points from 12.0% to 37.0% in the past six years.

        More specifically, sales in the Imaging Solutions product category for the fiscal year ended March 31, 2005 decreased by 11.0% (or Yen 88.4 billion) to Yen 715.0 billion from Yen 803.5 billion for the fiscal year ended March 31, 2004. In Digital Imaging Solutions, Ricoh strengthened its product lineup from standard models to high-speed digital models in addition to introducing new color PPC products. As a whole, sales of Digital Imaging Solutions as well as Other Imaging Solutions decreased in fiscal year 2005 as compared to fiscal year 2004 due to the shift in customer preference from standalone equipment to multi-functional equipment.

        Contrary to prior years in which Imaging Solutions was Ricoh's core business and generated more than half of Ricoh's net sales, in recent years, the MFP and laser printer product lines under the Network Input/Output Systems product category have seen an increase in sales volume in both Japan and overseas. This shift reflects the current trend towards products that are networkable and is especially noticeable from the increase in sales of color MFPs and color laser printers for the fiscal year ended March 31, 2005. Taking this trend into consideration, Ricoh introduced new MFP products, such as imagio Neo 752/602, imagio C245 and imagio Neo C385 in Japan, and Aficio 2035/2045 and Aficio 2232C/2238C overseas. Ricoh also introduced new laser printer models, IPSiO CX2500, IPSiO CX6100D and IPSiO CX400 in Japan, and AP410/410N and CL400DN overseas. All of these new products performed well in each of the markets in which they were introduced.

        While the acquisition of Ricoh Printing Systems, Ltd. has increased net sales, cost of sales, and selling, general and administrative expenses, this acquisition has not significantly affected operating income for the year ended March 31, 2005.

        During the fiscal year ended March 31, 2005, Ricoh also continued its efforts to strengthen the sales of its solutions business in the Network System Solutions category relating to its office equipment products so as to assist its customers in optimizing their total printing costs. The Network System Solutions category includes sales generated from support services, document management applications and related software. Ricoh's continuing efforts to strengthen its Network System Solutions category business has led to an increase in domestic and overseas sales of its solutions products over the last few years. In particular, fiscal year 2005 was a year in which new systems solutions were in great demand as customers were in a transition period for replacing their personal computers or servers following Year 2000. As a result of this increase in demand for system solutions, net sales of Ricoh's Network System Solutions category picked up some momentum and increased by 5.1% for the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004.

        On the whole, the increase in sales in the Network Input/Output Systems product category exceeded the decrease in sales in the Imaging Solutions product category and net sales in the Office Equipment segment increased by 2.2% for the year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004. Excluding the foreign currency exchange rate fluctuations of the U.S. Dollar and the Euro to the Japanese Yen, sales in the Office Equipment segment would have increased by 2.7% (or Yen 42.2 billion) for the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004.

        With respect to expenses, Ricoh continued to lower operating expenses in the Office Equipment segment in fiscal year 2005 by engaging in the various cost-cutting activities it employed in fiscal year 2004, such as streamlining its supply chain management. On the other hand, Ricoh also made strategic research and development investments during fiscal year 2005 so as to produce new products in the upcoming fiscal year. As a result of such research and development investments, which exceeded the decrease in expenses that resulted from such cost-cutting activities, operating expenses in the Office Equipment segment for the fiscal year ended March 31, 2005 increased by 3.5% (or Yen 46.8 billion) to Yen 1,400.1 billion from Yen 1,353.3 billion for the fiscal year ended March 31, 2004.

        As a result of the above factors, operating income for the Office Equipment segment for the fiscal year ended March 31, 2005 decreased by 6.2% (or Yen 12.6 billion) to Yen 191.7 billion from Yen 204.3 billion for the fiscal year ended March 31, 2004. Operating income as a percentage of net sales for the fiscal year ended March 31, 2005 decreased by 1.1 percentage points to 12.0% from 13.1% as compared to the fiscal year ended March 31, 2004, due primarily to the appreciation of the Japanese Yen relative to the U.S. dollar, the increase in research and development investments, and the various sales promotions (e.g., discounting, customer specific modifications, etc.) that Ricoh provided to its customers to increase its sales volume and its market share of color products, which was partially offset by the increase in sales of higher-margin value-added products such as color products and MFPs.

Other Businesses

        Net sales in the Other Businesses segment for the fiscal year ended March 31, 2005 decreased by 0.1% (or Yen 0.2 billion) to Yen 224.7 billion from Yen 225.0 billion for the fiscal year ended March 31, 2004. While Ricoh's optical equipment business continued to perform favorably during fiscal year 2005, the increase in net sales resulting from such business did not completely offset the decrease in net sales resulting from Ricoh's sale of its subsidiaries in the optical-related analog business, such as Hanimex Australasia Pty Ltd. and its subsidiaries located in Australia and New Zealand that engaged in the manufacture and sale of cameras, films, and the development of film. Operating expenses for fiscal year 2005 increased by 1.7 % compared to fiscal year 2004, which was primarily due to the fact that net sales in the semiconductor business were not sufficient to cover the fixed costs relating to its production costs and organization maintenance costs. The decrease in operating income under the Other Businesses segment was due primarily to the reorganization of its optical-related analog business and the shortfall relating to its semiconductor business as discussed above.

GEOGRAPHIC SEGMENTS

---------------------------------------------------------------------------------------------------------
                                                                                  Thousands of
                                   Millions of Yen (except for percentages)     U.S. Dollars (1)
                                   -----------------------------------------
                                          2004                    2005                2005       % Change
---------------------------------------------------------------------------------------------------------
   JAPAN
     Net sales                     1,313,197    100.0%     1,386,715  100.0%    $    12,959,953      5.6
     Operating expenses            1,215,875     92.6      1,298,640   93.6          12,136,822      6.8
     Operating income                 97,322      7.4%        88,075    6.4%    $       823,131     (9.5)
---------------------------------------------------------------------------------------------------------
   THE AMERICAS
     Net sales                       320,753    100.0%       330,461  100.0%    $     3,088,421      3.0
     Operating expenses              305,284     95.2        316,651   95.8           2,959,356      3.7
     Operating income                 15,469      4.8%        13,810    4.2%    $       129,065    (10.7)
---------------------------------------------------------------------------------------------------------
   EUROPE
     Net sales                       404,416    100.0%       415,643  100.0%    $     3,884,514      2.8
     Operating expenses              382,383     94.6        391,271   94.1           3,656,738      2.3
     Operating income                 22,033      5.4%        24,372    5.9%    $       227,776     10.6
---------------------------------------------------------------------------------------------------------
   OTHER
     Net sales                       193,341    100.0%       173,948  100.0%    $     1,625,682    (10.0)
     Operating expenses              182,870     94.6        162,042   93.2           1,514,411    (11.4)
     Operating income                 10,471      5.4%        11,906    6.8%    $       111,271     13.7
---------------------------------------------------------------------------------------------------------
   CORPORATE AND ELIMINATION
     Net sales                      (451,462)               (492,659)           $    (4,604,290)
     Operating expenses             (456,173)               (490,002)                (4,579,458)
     Operating income                  4,711                  (2,657)           $       (24,832)
---------------------------------------------------------------------------------------------------------
   CONSOLIDATED
     Net sales                     1,780,245    100.0%     1,814,108  100.0%    $     16,954,280      1.9
     Operating expenses            1,630,239     91.6      1,678,602   92.5           15,687,869      3.0
     Operating income                150,006      8.4%       135,506    7.5%    $      1,266,411     (9.7)
---------------------------------------------------------------------------------------------------------

(1) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2005" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 107 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005.

Japan

        Sales in Japan for the fiscal year ended March 31, 2005 increased by 5.6% (or Yen 73.5 billion) to Yen 1,386.7 billion from Yen 1,313.1 billion for the fiscal year ended March 31, 2004. In terms of sales to external customers, Ricoh recorded an increase in sales of its Printing Systems, such as MFPs and laser printers, in this geographic segment. This increase reflects the results of Ricoh's strategic sales promotion activities (e.g., discounting, customer specific modifications, etc.) and marketing strategy in the Office Equipment segment, which focused on responding to the change in customer demands from stand-alone monochrome products to networkable color products. Moreover, sales from the newly consolidated subsidiary, Ricoh Printing Systems, Ltd., favorably contributed to the sales in Japan. In addition, sales of personal computers and servers increased during fiscal year 2005 in Japan as a result of a recovery in corporate spending on information technology equipment. This increase in net sales of computer hardware also generated sales of Ricoh's solution business products, such as support services, document management applications and other software. Meanwhile, sales in analog-typed equipment decreased as such equipment was replaced with MFPs and color equipments. In the Other Businesses segment, sales for measuring equipment and semiconductor devices decreased in Japan due to the sluggish market for such products, although optical equipment continued to perform favorably compared to the previous fiscal year.

        Operating expenses in this geographic segment for the fiscal year ended March 31, 2005 increased by 6.8% (or Yen 82.7 billion) to Yen 1,298.6 billion from Yen 1,215.8 billion for the fiscal year ended March 31, 2004. The increase in operating expenses was primarily due to the increase in sales volume especially exports to foreign countries. Even though net sales in this segment only increased by 5.6% as compared to the previous fiscal year, operating expenses increased by 6.8% as compared to the previous fiscal year. During fiscal year 2005, Ricoh was able to decrease its operating expenses as it performed various cost-cutting measures to streamline some of its business lines and its pension costs decreased due to the pension systems restructuring (such as the transfer to the Japanese government of the substitutional portion of the
EPF). Despite these factors, during fiscal year 2005 operating expenses in Japan increased to a greater extent than the increase in net sales due to Ricoh's strategy of providing discounts for certain color products, which resulted in lower net sales as compared to cost of sales, and Ricoh's strategy of making greater research and development investments geared for the development of color products. The above strategies which resulted in increasing operating expenses were performed to further promote Ricoh's shift in focus from black-and-white monochrome products to color products in order to lay the foundation of the 15th Medium-term Management Plan that starts from fiscal year 2006.

        Despite sales of value-added high-margin products increased, the increase in operating expenses was greater than the increase in net sales and operating income in Japan for the fiscal year ended March 31, 2005 decreased by 9.5% (or Yen 9.2 billion) to Yen 88.0 billion from Yen 97.3 billion for the fiscal year ended March 31, 2004. Excluding net gains recognized from the transfer to the Japanese government of the substitutional portion of the EPF, operating income in Japan would have decreased by 1.0%.

The Americas

        Net sales in the Americas for the fiscal year ended March 31, 2005 increased by 3.0% (or Yen 9.7 billion) to Yen 330.4 billion from Yen 320.7 billion for the fiscal year ended March 31, 2004, despite the appreciation of the Japanese Yen against the U.S. Dollar. This increase in net sales was due primarily to Ricoh's continuing efforts to enhance and expand its existing sales channels and increase the retail sales of MFPs, color PPCs and laser printers, as these products are responsive to the customers' changing needs for networking, coloration, and high speed products. In addition, Ricoh continued to focus its marketing and promotional efforts towards major corporate clients for the fiscal year ended March 31, 2005. In contrast to the increase in net sales of MFPs, color PPCs and laser printers, sales in the optical discs business decreased in the Americas due to the reorganization of this business. Excluding foreign currency exchange fluctuations, net sales in the Americas would have increased by 8.3%.

        The percentage change of operating expenses as compared to the previous fiscal year in the Americas was greater than the percentage change of net sales as compared to the previous fiscal year in the Americas as (1) the increasingly competitive business environment in the Americas which required Ricoh to increase its marketing efforts to maintain its market share, (2) Ricoh made various investments to develop and enhance its core operating systems, and (3) the appreciation of the Japanese Yen relative to the U.S. Dollar.

Europe

        Sales in Europe for the fiscal year ended March 31, 2005 increased by 2.8% (or Yen 11.2 billion) to Yen 415.6 billion from Yen 404.4 billion for the fiscal year ended March 31, 2004, due primarily to the depreciation of the Japanese Yen against the Euro and an increase in sales of Printing Systems, such as MFPs and laser printers, which reflected Ricoh's continuing efforts to strengthen its sales networks and reinforce its brand power in this geographic segment. Sales of products with color capability increased in fiscal year 2005 as compared to the previous fiscal year. Continuing from previous fiscal years, Ricoh maintained its dominance in the copiers and MFP product lines in this geographic segment and was again ranked number one in terms of market share in the sales of copiers and MFPs in Europe.

        Operating expenses in this geographic segment for the fiscal year ended March 31, 2005 increased by a lower percentage as compared to the percentage increase in net sales, due primarily to (1) a greater portion of its sales being derived from higher-margin value-added digital-based office equipment, especially with color capabilities, (2) Ricoh's ability to relocate its production facilities for those products closer to its customers, thereby eliminating costs associated with transporting such finished products, and (3) the depreciation of the Japanese Yen against the Euro.

Other

        Net sales in the Other geographic segment, such as China, Asia and Oceania, for the fiscal year ended March 31, 2005 decreased by 10.0% (or Yen
19.3 billion) to Yen 173.9 billion from Yen 193.3 billion for the fiscal year ended March 31, 2004. While sales of Printing Systems increased in this geographic segment reflecting a full-fledged shift to digital, networkable and color products from stand-alone, analog and monochrome equipment such increase was not sufficient to offset the decrease in sales of the optical-related analog business as Ricoh sold its subsidiaries in this business line in this geographic segment (Hanimex Autralasia Pty Ltd. and its subsidiaries) during fiscal year 2005.

        The sales operation in China has recovered its performance. Manufacturing subsidiaries in China, which mainly manufacture low-end digital PPCs and MFPs, continued to contribute to the increase in net sales in this geographic segment. The products manufactured by such subsidiaries have been exported to sales subsidiaries in Japan, the U.S. and Europe. Ricoh maintained a high production level in China for the fiscal year ended March 31, 2005 to respond to an increase in demand for digital PPCs and MFPs in the various markets around the world.

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

        The increase in net sales in the Office Equipment segment resulted from an increase in net sales in the Network Input/Output Systems category which was partially offset by a decrease in net sales in the Imaging Solutions category. As a percentage of net sales, sales in the Network Input/Output Systems category accounted for 31.4% of consolidated net sales, up 4.7 percentage points from the fiscal year ended March 31, 2003. As many of Ricoh's customers are medium to large institutions that have increasing needs for improving operations by expanding their digital color networking capacity, printing systems in the Network Input/Output System product category which have networking and color capabilities were in high demand during fiscal year 2004. In the fiscal year ended March 31, 2004, net sales of MFPs increased by 29.4% overall as compared to the fiscal year ended March 31, 2003. A 76.9% increase in net sales of MFPs with color capabilities in fiscal year 2004 as compared to fiscal year 2003 especially contributed to the 29.4% increase in net sales of overall MFPs as compared to fiscal year 2003.

        As a percentage of net sales, sales from the Imaging Solutions category accounted for 45.1% of consolidated net sales, down 4.4 percentage points from the fiscal year ended March 31, 2003. While the decrease in net sales in the Imaging Solutions category reflected the shift in customer demands towards products that have networking capabilities, digital PPC products performed well in the overseas markets and sales of color PPC products continued to increase in Japan and the overseas market. Sales of the other products (e.g., analog PPC) in the Imaging Solutions category decreased by 15.2% in the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003, reflecting the recent trend away from analog-type equipment in favor of products with networking capabilities, such as MFPs and laser printers.

        With respect to Other Input/Output systems, net sales in this category decreased 10.1%, due primarily to decreased demand for optical disc products, especially in China, Asia and Oceania.

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

        In the Other Businesses segment, where sales increased 2.2% as compared to the fiscal year ended March 31, 2003, optical equipment, leasing and other business performed favorably. On the other hand, sales of measuring equipment decreased due to sluggish market demand.

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

        The most significant factor contributing to the reduction in cost of sales as a percentage of net sales was Ricoh's resolution of quality problems relating to its measuring equipment during the fiscal year ended March 31, 2003. The elimination of this cost accounted for approximately Yen 8.0 billion of the cost of sales in fiscal year ended March 31, 2003. Ricoh did not incur any additional costs relating to this problem during the fiscal year ended March 31, 2004.

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

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2004 increased by 2.0% (or Yen 12.2 billion) to Yen 623.9 billion from Yen 611.6 billion for the fiscal year ended March 31, 2003. This increase was primarily due to the following: (1) the appreciation of the Euro against the Japanese Yen that resulted in higher Japanese Yen equivalents of Euro-denominated expenses, which was partially offset by the depreciation of the U.S. Dollar against the Japanese Yen, (2) an increase in pension costs reflecting a Yen 5.9 billion loss resulting from the liquidation of a defined benefit plan that served as a supplemental plan for certain qualified employees, (3) a one-time advertising cost incurred in sponsoring the " '04 Ricoh Major League Baseball Opening Series" held in Tokyo in March 2004, (4) various advertising costs associated with the new release of ink-jet printers that use Ricoh's unique `GEL JET' technology in an effort to cultivate a market for ink-jet printers intended for business usage, and (5) strategic spending on research and development and back-office information systems development continuing from the previous fiscal year. Research and development expenses for the fiscal year ended March 31, 2004 increased by 10.7% (or Yen 8.9 billion) to Yen 92.5 billion from Yen 83.5 billion for the fiscal year ended March 31, 2003. For additional details as to expenditures on research and development activities, see Item 5.C.

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

        OPERATING INCOME. Consolidated operating income for the fiscal year ended March 31, 2004 increased by 12.2% (or Yen 16.3 billion) to Yen 150.0 billion from Yen 133.6 billion for the fiscal year ended March 31, 2003. This increase was mainly due to (1) the higher rate of increase in gross profit relative to selling, general and administrative expenses between the fiscal years ended March 31, 2003 and 2004, and (2) a net gain of Yen 8.3 billion on the transfer of the substitutional portion of the EPF to the Japanese government, which consisted of the subsidy from the government and the recognized net loss related to the transfer of the substitutional portion of the EPF to the Japanese government. Excluding the net effect of the transfer to the Japanese government of the substitutional portion of the EPF, operating income would have increased by 6.0%.

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

        The effective tax rate decreased by 2.5 percentage points to 39.6% for the fiscal year ended March 31, 2004 from 42.1% for the fiscal year ended March 31, 2003. This 2.5 percentage points decrease in the effective tax rate was attributable to a tax credit being applied in Japan to (1) the increase in research and development expense and (2) investment in information technologies used by Ricoh. As a result, the effective tax rate was lower than the Japanese statutory tax rate. See Note 8 to the Consolidated Financial Statements.

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

OPERATING SEGMENTS

---------------------------------------------------------------------------------------------------------
                                                                                 Thousands of
                                   Millions of Yen (except for percentages)     U.S. Dollars (1)
                                   -----------------------------------------
                                          2003                   2004                 2004       % Change
---------------------------------------------------------------------------------------------------------
   OFFICE EQUIPMENT
     Net sales                     1,520,574    100.0%     1,557,633  100.0%    $   14,977,240      2.4
     Operating expenses            1,329,776     87.5      1,353,304   86.9         13,012,538      1.8
     Operating income                190,798     12.5%       204,329   13.1%    $    1,964,702      7.1
---------------------------------------------------------------------------------------------------------
   OTHER BUSINESSES
     Net sales                       220,539    100.0%       225,074  100.0%    $    2,164,173      2.1
     Operating expenses              222,772    101.0        220,391   97.9          2,119,144     (1.1)
     Operating income                 (2,233)   (1.0%)        4,683    2.1%     $       45,029        -
---------------------------------------------------------------------------------------------------------
   CORPORATE AND ELIMINATION
     Net sales                        (2,755)               (2,462)             $      (23,673)
     Operating expenses               52,156                56,544                     543,693
     Operating income                (54,911)              (59,006)             $     (567,366)
---------------------------------------------------------------------------------------------------------
   CONSOLIDATED
     Net sales                     1,738,358    100.0%     1,780,245  100.0%    $   17,117,740      2.4
     Operating expenses            1,604,704     92.3      1,630,239   91.6         15,675,375      1.6
     Operating income                133,654      7.7%       150,006    8.4%    $    1,442,365     12.2
---------------------------------------------------------------------------------------------------------

(1) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2004" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2004 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 104 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2004.

Office Equipment

        Sales in the Office Equipment segment for the fiscal year ended March 31, 2004 increased by 2.4% (or Yen 37.0 billion) to Yen 1,557.6 billion from Yen 1,520.5 billion for the fiscal year ended March 31, 2003. This increase was primarily due to a boost in sales of high-margin, value-added digital-based products in the Printing Systems category as printers with various functions, from input/output to sharing and administration as well as color capabilities, were introduced in a wide range of models from standard models to high-speed digital models. In fiscal year 2004, domestic and overseas sales of color PPCs and MFPs grew, and the retail volume for laser printers increased, particularly in terms of color models. Sales continued to increase for support services, software, and other solutions aimed at satisfying the diverse needs of customers. However, sales from the optical disc business decreased, as compared to a gain during fiscal year 2003. The increase in sales of Network Input/Output Systems products was partly offset by a decrease in sales of Imaging Solutions products in both Japan and the overseas markets. These sales results were consistent with Ricoh's efforts to support the shift in customers' demand to digital networking and color-based products from monochrome analog-based stand-alone products. This trend, which has been continuing in the last five years, is also reflected in Ricoh's sales results: as a percentage of total sales, the percentage of sales of Imaging Solutions decreased 16.9 percentage points from 62.0% to 45.1% in the past five years; conversely, the percentage of sales of Input/Output Systems increased
19.4 percentage points from 12.0% to 31.4% in the past five years.

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

        In contrast to the above product lines that historically have been Ricoh's core business, the MFP and laser printer product lines under the Network Input/Output Systems product category have seen an increase in their sales volume in both Japan and overseas. This trend is especially noticeable from the increase in sales of color MFPs and color laser printers for the fiscal year ended March 31, 2004. To respond to this trend, Ricoh introduced new MFP products, such as Imagio Neo 352/452 and Imagio Neo C385/C325 in Japan, and Aficio 2035/2045 and Aficio 1224C/1232C overseas. Ricoh also introduced new laser printer models, IPSiO NX85S and IPSiO CX7200 in the domestic market, and AP400/400N and Aficio CL3000 in the overseas market. All of these new products performed well in each of the markets where they were introduced.

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

Other Businesses

        Sales in the Other Businesses segment for the fiscal year ended March 31, 2004 increased by 2.1% (or Yen 4.5 billion) to Yen 225.0 billion from Yen
220.5 billion for the fiscal year ended March 31, 2003. This increase in sales was due primarily to the favorable performance of optical equipment and leasing activities despite the fact that sales of measuring equipment became stagnant due to the sluggish market for such equipment as it entered a period of low demand. The increase in sales in the Other Businesses segment was also helped by the fact that no additional expenses were incurred to resolve the quality problems in measuring equipment, as compared to the fiscal year ended March 31, 2003.

GEOGRAPHIC SEGMENTS

---------------------------------------------------------------------------------------------------------

                                   Millions of Yen (except for percentages)       Thousands of
                                   -----------------------------------------    U.S. Dollars (1)
                                            2003                  2004                2004       % Change
---------------------------------------------------------------------------------------------------------
   JAPAN
     Net sales                     1,274,906    100.0%     1,313,197  100.0%    $   12,626,894        3.0
     Operating expenses            1,188,760     93.2      1,215,875   92.6         11,691,106        2.3
     Operating income                 86,146      6.8%        97,322    7.4%    $      935,788       13.0
---------------------------------------------------------------------------------------------------------
   THE AMERICAS
     Net sales                       339,555    100.0%       320,753  100.0%    $    3,084,163       (5.5)
     Operating expenses              325,228     95.8        305,284   95.2          2,935,423       (6.1)
     Operating income                 14,327      4.2%        15,469    4.8%    $      148,740        8.0
---------------------------------------------------------------------------------------------------------
   EUROPE
     Net sales                       355,962    100.0%       404,416  100.0%    $    3,888,615       13.6
     Operating expenses              337,693     94.9        382,383   94.6          3,676,759       13.2
     Operating income                 18,269      5.1%        22,033    5.4%    $      211,856       20.6
---------------------------------------------------------------------------------------------------------
   OTHER
     Net sales                       169,834    100.0%       193,341  100.0%    $    1,859,048       13.8
     Operating expenses              159,864     94.1        182,870   94.6          1,758,365       14.4
     Operating income                  9,970      5.9%        10,471    5.4%    $      100,683        5.0
---------------------------------------------------------------------------------------------------------
   CORPORATE AND ELIMINATION
     Net sales                      (401,899)               (451,462)           $   (4,340,980)
     Operating expenses             (406,841)               (456,173)               (4,386,278)
     Operating income                  4,942                   4,711            $       45,298
---------------------------------------------------------------------------------------------------------
   CONSOLIDATED
     Net sales                     1,738,358    100.0%     1,780,245  100.0%    $   17,117,740        2.4
     Operating expenses            1,604,704     92.3      1,630,239   91.6         15,675,375        1.6
     Operating income                133,654      7.7%       150,006    8.4%    $    1,442,365       12.2
---------------------------------------------------------------------------------------------------------

(1) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2004" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2004 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 104 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2004.

Japan

        Sales in Japan for the fiscal year ended March 31, 2004 increased by 3.0% (or Yen 38.2 billion) to Yen 1,313.1 billion from Yen 1,274.9 billion for the fiscal year ended March 31, 2003. Sales to other Ricoh companies located outside of this geographic segment increased by 9.5% (or Yen 30.4 billion) between the fiscal years ended March 31, 2004 and 2003, due primarily to the depreciation of the Japanese Yen against the Euro and increased exports of products from Japan. In terms of sales to external customers, Ricoh recorded an increase in sales of its Printing Systems, such as MFPs and laser printers. This increase reflected the results of Ricoh's strategic promotion activities and marketing strategy in the Office Equipment segment, which focused on responding to the change in customer demand from stand-alone monochrome products to networkable color products. In addition, sales of solution business products such as support services, document management applications and other software increased in this geographic segment. The increase in sales of MFPs, laser printers and solution business products is a trend that has continued in fiscal year 2004. Meanwhile, sales in analog equipment decreased as such equipment was replaced with MFPs and color equipment, and sales of personal computers and servers declined as a result of restrained spending on information technology equipment in Japan. In the Other Businesses segment, sales for measuring equipment decreased due to the sluggish market for such equipment, although leasing and other businesses performed favorably compared to the fiscal year ended March 31, 2003.

        Operating expenses in this geographic segment for the fiscal year ended March 31, 2004 increased by 2.3% (or Yen 27.1 billion) to Yen 1,215.8 billion from Yen 1,188.7 billion for the fiscal year ended March 31, 2003. This increase in operating expenses was primarily due to an increase in sales volume, especially in exports to foreign countries. Even though net sales in this segment increased by 3.0% as compared to the fiscal year ended March 31, 2003, operating expenses increased by only 2.3% as compared to the fiscal year ended March 31, 2003. This was primarily due to (1) the increase in sales of value-added high-margin products, such as MFPs and products with color capabilities, (2) no additional expenses being incurred during fiscal year 2004 to resolve the quality problems that arose with respect to measuring equipment during the fiscal year ended March 31, 2003, and (3) the net gain of Yen 8.3 billion recognized from the transfer to the Japanese government of the substitutional portion of the EPF in respect of this geographic segment for the fiscal year ended March 31, 2004.

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

The Americas

        Sales in the Americas for the fiscal year ended March 31, 2004 decreased by 5.5% (or Yen 18.8 billion) to Yen 320.7 billion from Yen 339.5 billion for the fiscal year ended March 31, 2003, primarily due to the appreciation of the Japanese Yen against the U.S. Dollar. Despite repercussions from the Iraq war, turmoil in the Middle East, and severe competition in the Americas, Ricoh enhanced its existing sales channels and devoted significant effort to the retail of MFPs, color PPCs and color laser printers as these products are responsive to customers' changing needs for networking, coloration, and high speed products. In addition, Ricoh focused on marketing and promotional efforts towards major corporate clients for the fiscal year ended March 31, 2004. Nevertheless, the decrease in net sales due to the appreciation of the Japanese Yen against the U.S. Dollar exceeded the increase in net sales in the local currency. Without foreign currency fluctuations, net sales in the Americas would have increased by 1.9%.

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

Europe

        Sales in Europe for the fiscal year ended March 31, 2004 increased by 13.6% (or Yen 48.4 billion) to Yen 404.4 billion from Yen 355.9 billion for the fiscal year ended March 31, 2003, due primarily to the depreciation of the Japanese Yen against the Euro and an increase in sales of Printing Systems, such as MFPs and laser printers, reflecting Ricoh's efforts to strengthen its sales networks and continuously reinforce its brand power. In Europe, sales of products with color capability increased greatly compared to the fiscal year ended March 31, 2003. Continuing the trend from previous fiscal years, Ricoh extended in fiscal year 2004 its number one ranking in terms of market share in the sales of copiers and MFPs in Europe.

        Despite the increase in sales in this geographic segment, as noted above, operating expenses in this geographic segment for the fiscal year ended March 31, 2004 increased by a lower percentage as compared to the percentage increase in sales, due to (1) a greater portion of its sales being derived from higher-margin value-added digital-based office equipment, especially equipment with color capabilities, (2) Ricoh' ability to relocate its production facilities for those products closer to its customers, thereby eliminating costs associated with transporting such finished products, and (3) the depreciation of the Japanese Yen against the Euro.

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

        Ricoh Asia Industry (Shenzhen), Ltd., a manufacturing subsidiary in China which mainly manufactures low-end digital PPCs and MFPs, continued to contribute to increased sales in this geographic segment. This subsidiary also provided Ricoh with access to lower labor costs in China. The products manufactured by this subsidiary have been exported to marketing operations in Japan, the U.S. and Europe. Ricoh maintained a high production level at this subsidiary for the fiscal year ended March 31, 2004 to respond to an increase in demand for digital PPCs and MFPs in the various markets around the world.

PENSION INFORMATION

        Ricoh, like many large corporations in Japan, had an Employee Pension Fund ("EPF"), which was a defined benefit pension fund established under the Japanese Welfare Pension Insurance Law ("JWPIL"). This fund was composed of (i) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (ii) a corporate portion based on a contributory defined benefit pension arrangement established by Ricoh. The fund assets of the EPF are invested and managed as a single portfolio for the entire EPF and were not statutorily attributed to the substitutional and corporate portions. The substitutional portion represented 39% of the total projected benefit obligation of Ricoh's EPF as of March 31, 2003.

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

B. Liquidity and capital resources

Cashflows
---------

        The following summarizes our cashflows for each of the three fiscal years ended March 31, 2003, 2004 and 2005, as reported in our Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

                                                                                  (Billions of Yen)
                                                                           For the year ended March 31,
                                                                      ----------------------------------------
                                                                       2003             2004             2005
                                                                       ----             ----             ----
Net cash provided by operating activities                             185.7            154.9            132.7
Net cash used in investing activities                                 (98.1)           (63.3)           (96.1)
Net cash used in financing activities                                 (67.1)           (74.8)           (56.4)
Increase (Decrease) in cash and cash equivalents                       19.0             13.7            (18.6)
Cash and cash equivalents at beginning of year                        170.1            189.2            203.0
Adjustment for Change in Fiscal Year-end of
 Consolidated Subsidiaries                                                -                -              2.4
Cash and cash equivalents at end of year                              189.2            203.0            186.8

        Operating Cashflows

        For fiscal year 2005, net cash provided by operating activities consisted primarily of net income of Yen 83.1 billion and depreciation and amortization of Yen 78.2 billion and an increase in trade payables of Yen 27.2 billion, which was partially offset by an increase in finance receivables of Yen
30.2 billion, an increase in trade receivables of Yen 26.4 billion, an increase in inventories of Yen 12.8 billion, and a decrease in accrued income taxes and accrued expenses and other of Yen 13.7 billion. As compared to fiscal year 2004, net cash provided by operating income decreased mainly because (1) the increase in net sales in Japan from Ricoh's sales promotions resulted in an increase in trade receivables for fiscal year 2005 and (2) the increase in net sales also resulted in an increase in inventories as compared to fiscal year 2004.

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

        Investing Cashflows

        For fiscal year 2005, net cash used in investing activities consisted mainly of Yen 84.0 billion of expenditures for property, plant and equipment, Yen 79.4 billion in payments for purchases of available-for-sale securities and Yen 43.2 billion for acquisitions of new subsidiaries, net of cash acquired. Ricoh realized Yen 118.1 billion from the sale of available-for-sale securities that were held by the Company and certain subsidiaries. In fiscal year 2005, Ricoh reinforced its production lines to manufacture new products, which resulted in an increase in expenditure on property, plant and equipment. As compared to fiscal year 2004, net cash used in investing activities increased in fiscal year 2005 as the Company used cash to acquire Ricoh Printing Systems, Ltd.

        For fiscal year 2004, net cash used in investing activities consisted mainly of Yen 75.4 billion of expenditures for property, plant and equipment and Yen 35.5 billion in payments for the purchase of available-for-sale securities, as well as Yen 8.0 billion of other, net. Ricoh realized Yen 45.4 billion from sales of available-for-sale securities that were held by the Company and certain subsidiaries and Yen 9.9 billion from a decrease in time deposits. As compared to fiscal year 2003, net cash used in investing activities decreased for fiscal year 2004 because Ricoh disposed of certain of its available-for-sale securities that were not performing as expected and did not make alternative investments.

        For fiscal year 2003, net cash used in investing activities consisted primarily of Yen 71.9 billion of expenditures for property, plant and equipment and Yen 52.2 billion in payments for purchases of available-for-sale securities. Ricoh realized Yen 24.5 billion on sales of available-for-sale securities that were held by the Company and certain subsidiaries as a result of the repayment of such securities, and Yen 0.9 billion from a decrease in time deposits due to such time deposits reaching maturity. Net cash used in investing activities for fiscal year 2003 increased from fiscal year 2002 as Ricoh purchased additional available-for-sale securities, taking advantage of favorable market conditions. These additional purchases were funded in part by the cash provided by the sale of available-for-sale securities.

        Financing Cashflows

        For fiscal year 2005, net cash used in financing activities consisted primarily of Yen 60.6 billion spent for the repayment of long-term indebtedness, Yen 38.0 billion used to reduce short-term borrowings, Yen 22.0 billion used to repay long-term debt securities, Yen 14.7 billion used for dividend payments and Yen 10.6 billion used for the purchase of treasury stock. Ricoh encouraged group companies to use the group cash management system to satisfy their cash needs rather than borrowing from external sources. As compared to fiscal year 2004, net cash used in financing activities decreased for fiscal year 2005 as proceeds received by Ricoh from its long-term indebtedness exceeded its repayments of long-term indebtedness.

        For fiscal year 2004, net cash used in financing activities consisted primarily of Yen 31.5 billion spent for the repayment of long-term loans, Yen
23.9 billion used for the repayment of long-term debt securities, Yen 10.7 billion used to reduce short-term borrowings, Yen 11.4 billion used for the purchase of treasury stock and Yen 11.1 billion used for dividend payment. Ricoh received Yen 13.3 billion as proceeds from long-term loans and Yen 1.0 billion from the issuance of long-term debt securities. During fiscal year 2004, Ricoh focused on reducing its long-term borrowings provided by external parties as its group cash management system developed. As compared to fiscal year 2003, net cash used in financing activities increased for fiscal year 2004 as Ricoh continued to reduce its external borrowings.

        For fiscal year 2003, net cash used in financing activities consisted primarily of Yen 73.3 billion used to reduce short-term borrowings, Yen 23.1 billion spent for the repayment of long-term loans, Yen 17.2 billion used for the purchase of treasury stock, Yen 11.7 billion used for the repayment of long-term debt securities and Yen 10.1 billion used for dividend payment. Ricoh received Yen 58.1 billion as proceeds from long-term loans and Yen 11.0 billion from the issuance of long-term debt securities. As previously discussed, Ricoh used significant amounts of cash during fiscal year 2003 to repay both short-term and long-term borrowings provided by external parties as it continued to use its group cash management system to satisfy its cash management needs. Long-term debt securities noted above were issued by Ricoh Leasing Co., Ltd., which issued such securities as part of its ordinary fund-raising activities as a finance company. Ricoh Leasing Co., Ltd. issued such securities during fiscal year 2003 to take advantage of favorable market conditions. As compared to fiscal year 2002, Ricoh used significant amounts of cash during fiscal year 2003 to reduce its external borrowings as it fully utilized its group cash management system as a means to satisfy cash needs previously fulfilled by external parties.

        Cash and Asset-Liability Management

        It is Ricoh's policy to ensure adequate financing and liquidity for its operations and growth, and to maintain the strength of its balance sheet. Pursuant to this policy, Ricoh has in recent years tried to achieve greater efficiencies in the utilization of cash balances held by its subsidiaries. One method that Ricoh has implemented to achieve greater efficiency is to build up its cash management system in each of its geographic segments. With finance companies located within each geographic segment as the center of this cash management system, Ricoh has established a group pooling-of-funds arrangement in which cash resources are lent and borrowed from one group company to another group company. As a result of this pooling-of-funds arrangement, Ricoh has succeeded in reducing the occurrence of excess accumulation of cash in one group company and the unnecessary borrowing from third party institutions by another group company. As such, the pooling-of-funds arrangement has reduced interest expense and related costs which were previously paid to third parties. For the fiscal years ended March 31, 2004 and 2005, Ricoh managed to reduce interest-bearing debt by Yen 51.8 billion and Yen 22.6 billion, respectively, on a consolidated basis.

        Ricoh also enters into various derivative financial instrument contracts in the normal course of business and in connection with the management of its assets and liabilities. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on assets and liabilities denominated in foreign currencies. Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of fair value or cashflow fluctuations on the interests in its outstanding debt. Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives. Detailed discussion of these derivative contracts is provided in Item 11. Quantitative and Qualitative Disclosures About Market Risk.

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

         Lines of credit and short-term and medium-term borrowings were as follows as of March 31, 2005:

                                                               (Billions of Yen)
-------------------------------------------------------------------------------
                                Average
                           Interest Rate (%)            Amount Available
                      ---------------------------- ----------------------------
Bank borrowings                   3.5                         342.3
Commercial paper                  2.9                         219.2
Medium-term notes                 0.3                         128.3
-------------------------------------------------------------------------------

        As of March 31, 2005, Ricoh had Yen 186.8 billion in cash and cash equivalents and Yen 822.1 billion in aggregate borrowing facilities. Of the Yen
822.1 billion in aggregate borrowing facilities, Yen 689.9 billion was available to be borrowed by Ricoh as of the fiscal year ended March 31, 2005. The Company has no committed lines of credit with financial institutions. Ricoh Leasing Co., Ltd., however, has a Yen 74.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh, which amount is included in the Yen
822.1 billion figure for aggregate borrowing facilities. Under such borrowing facilities, the Company and its subsidiaries are able to borrow from financial institutions at local market-based interest rates. Such local market-based interest rates ranged from 0% to 8.25% during the fiscal year ended March 31, 2005. Almost all such borrowings from financial institutions and outstanding securities are unsecured.

        The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper and medium-term notes. Ricoh Leasing Co., Ltd. and certain foreign subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Of the Yen 689.9 billion available under the borrowing facilities as of March 31, 2005, capacity available under commercial paper programs and medium-term note programs consisted of Yen 219.2 billion and Yen 128.3 billion, respectively. Utilization of such capacity depends on Ricoh's financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh's securities, as discussed below. Interest rates for commercial paper and medium-term notes issued by the Company and its subsidiaries ranged from 0.01% to 2.90% and 0.14% to 0.46%, respectively during the fiscal year ended March 31, 2005. As discussed in "Cash and Asset-Liability Management," Ricoh has decreased its outstanding interest-bearing debt in recent years by using its cash management systems in Japan, the United States and Europe.

        The Company obtains ratings from the following major rating agencies:
Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"), Moody's Investors Services ("Moody's"), and another local rating agency in Japan. As of March 31, 2005, the long-term and short-term credit ratings for the Company were A+ and A-1, respectively, by S&P, and A1 and P-1, respectively by Moody's.

As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished as well as cash deposited in such bank as security for all present and future indebtedness. The Company has never been requested to submit such additional security. In some cases, the Company's long-term debt securities contain customary covenants, including a "limitation on liens" covenant. The Company was in compliance with the covenants in its bank agreements and securities at March 31, 2005. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note 10 to the Consolidated Financial Statements.

        Cash Requirements and Commitments

        Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2006. Even if there were a decrease in cashflow from operations as a result of fluctuations in customer demands from one year to another, Ricoh believes current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its foreseeable operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. As the Japanese and U.S. economies begin to exhibit some upswing momentum, the interest rates for long-term debt are expected to rise. Though it is possible that the rise in interest rates will affect Ricoh's ability to maintain liquidity, Ricoh believes that the effect of such increase will not significantly affect Ricoh's liquidity mainly because Ricoh has sufficient amounts of cash and cash equivalents on hand as well as a continuous cashflow generated from its operating activity.

        Ricoh expects that its capital expenditures for fiscal year 2006 will amount to approximately Yen 114.0 billion, principally for the following categories: research and development of digital and networking equipment and the implementation of new accounting and intellectual property management systems. In addition, Ricoh is obligated to repay long-term debt in the aggregate principal amount of Yen 144.5 billion during fiscal year 2006, and in the aggregate principal amount of Yen 188.6 billion during fiscal years 2007 through 2009.

        The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note 11 to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to Yen 103.0 billion, as of March 31, 2005. The unfunded portion decreased significantly by Yen 189.9 billion during fiscal year 2004 as compared to fiscal year 2003 due to the transfer of the substitutional portion of the EPF to the government. The unfunded amount of Yen 87.9 billion was recorded as a liability on the consolidated balance sheet of Ricoh, as of March 31, 2005. The Company introduced a cash balance plan in fiscal year 2004, which is a form of a defined contribution pension plan provided for in the Contributed Benefit Pension Law. In a cash balance plan, contributed amounts are managed on an individual basis but the Company guarantees a fixed rate yield. The Company and certain of its subsidiaries have contributed to this new plan in conformity with Japanese governmental regulations. Although Ricoh does not expect its cash funding requirements to increase significantly in the medium- or short-term, Ricoh's cash funding requirements may be affected by possible changes in interest rates, actual returns on plan assets and governmental regulations on a long-term basis. The amounts contributed for pension plans for the fiscal years ended March 31, 2005, 2004 and 2003 were Yen 12.3 billion, Yen 16.4 billion and Yen 14.2 billion, respectively.

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

        Many of Ricoh's R&D activities are conducted by the Research and Development Group and the Software R&D Group that have their main R&D facilities in Japan. The R&D activities include research on technological investigations, elemental technologies, application for products and manufacturing technologies applied to the environment. The Research and Development Group conducts research and development in connection with optics, new materials, mechatronics, computer simulation and environmental technologies. Ricoh also conducts various specialized and peripheral R&D activities at its other facilities located throughout Japan. In addition to the R&D facilities in Japan, Ricoh Innovations, Inc., located in the United States and founded in March 1997, conducts market research to assist in the marketing of information technologies for the digitally networked office. Ricoh Innovations, Inc. also conducts extensive research and makes strategic investments in promising new business fields. In February 2004, Ricoh established Ricoh Software Research Center (Beijing) Co., Ltd. in an effort to further establish its global R&D infrastructure. Ricoh Software Research Center (Beijing) Co., Ltd. focuses on employing and educating talented young researchers, cooperating with other research organizations, conducting research in China to foresee the needs of the Chinese market and providing consultation services.

        In fiscal year 2005, Ricoh spent Yen 83.1 billion in R&D activities related to the Office Equipment segment. Some of the more significant R&D achievements for the Office Equipment segment for fiscal year 2005 include the following: the development and production of MFPs with special security functions such as requiring authentication of the user to prevent invalid access, using encryptions to prevent leaks and cryptographic protection to prevent unauthorized copying, and automatically removing data stored on the hard disc of the printer upon completion of printing; and the development and production of color laser printers that feature high-speed printing capabilities which can output 25 color pages (A4 size horizontal line) per minute, which is the fastest in the industry of color laser printers for A4 size paper. In addition, Ricoh's R&D achievements have led to the following improvements: the installation of a polymeric toner technology that enables full-color toners to consistently produce higher quality images, and the utilization of functions that decrease the environmental burden associated with the manufacturing process of grinded toners and the utilization of a drying oven exhaust heat recovery technology in the production process of photoreceptors to reduce CO2 emissions. To reduce costs, Ricoh also developed a non-classification technique for its grinded toners. At the same time, with respect to printers that use 'GEL JET' technology, Ricoh completed its development of ultra-fine particle pigment dispersion technology to produce images with better quality and to reduce over-all production costs. In the optical discs business, DVD+RW media applying 8x recording speed was released to the market in fiscal year 2005.

        In fiscal year 2005, Ricoh spent Yen 10.2 billion on R&D activities relating to the Other Businesses segment. In the Other Businesses segment, Ricoh's R&D activities continued to include designing ASIC (Application Specific Integrated Circuit) and ASSP (Application Specific Standard Product) for purposes of imaging, audio and communication; developing methods to utilize EDA (Electronic Design Automation), and developing ICD (Image Capturing Device) technology for digital cameras and ways in which to apply such new technology. More specifically, through its R&D activities relating to ICD technology, Ricoh developed a method which allowed it to produce the smallest IC package and IC chips in the industry in fiscal year 2005. Using such method, Ricoh started producing IC voltage regulators which are now installed in its SON 1408 package (1.4mm x 0.8mm in size). In addition, Ricoh also developed a new digital camera with a 4.8x optical zoom lens, which is able to enlarge images to a size that would be produced if a 28-135mm telephoto lens was to be placed on a regular 35mm camera.

        In addition, Ricoh also continues to engage in the development of its fundamental research fields, which focus on research and development activities that can be applied to various products. For fiscal year 2005, Ricoh spent Yen
17.0 billion on R&D activities in its fundamental research fields. Such R&D activities include R&D in nanotechnology, micro-machining, photonics technology, and technology to create the next generation of office system and office solutions.

        Ricoh's total research and development expenses for fiscal years 2003, 2004 and 2005 were Yen 83.5 billion, Yen 92.5 billion and Yen 110.4 billion, respectively. For a summary of Ricoh's research and development expenditures during each of the last three fiscal years, see Note 19 to the Consolidated Financial Statements.

Patents and Licenses
--------------------

        Ricoh owns approximately 21,000 patents on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or of any license agreements will materially affect its business.

        The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

---------------------------------------------------------------------------------------------------------------------
      Counterparty       Country             Summary of the Contract                       Contract Term
---------------------------------------------------------------------------------------------------------------------
                           USA     Cross license patent agreement relating to     October 7, 1980 to expiration
Xerox Corporation                  the digital photography area (reciprocal       date of the patent subject to
                                   agreement)                                     the agreement
---------------------------------------------------------------------------------------------------------------------
International              USA     Comprehensive cross license patent             April 1, 1999 to expiration
Business Machines                  agreement relating to the information          date of the patent subject to
Corporation                        processing technology area (reciprocal         the agreement
                                   agreement)
---------------------------------------------------------------------------------------------------------------------
Lemelson Medical,          USA     Patent licensing agreement relating to         March 31, 1993 to expiration
Education & Research               computer image analysis and other products     date of the patent subject to
Foundation Limited                 (the Company as the licensee)                  the agreement
Partnership
---------------------------------------------------------------------------------------------------------------------
Texas Instruments          USA     Comprehensive cross license agreement          October 11, 1996 to October 10,
Incorporated                       relating to copiers, etc. (reciprocal          2006
                                   agreement)
---------------------------------------------------------------------------------------------------------------------
Sharp Corporation         Japan    Patent licensing agreement relating to         April 1, 1997 to March 31, 2002
                                   facsimile machines (the Company as             with automatic renewal every 5
                                   licensor)                                      years thereafter
---------------------------------------------------------------------------------------------------------------------
Canon Inc.                Japan    Patent licensing agreement relating to         October 1, 1998 to expiration
                                   office equipment (reciprocal agreement)        date of the patent subject to
                                                                                  the agreement
---------------------------------------------------------------------------------------------------------------------
Brother Industries,       Japan    Patent licensing agreement relating to         December 20, 1999 to December
Ltd.                               digital photography (reciprocal agreement)     19, 2005
---------------------------------------------------------------------------------------------------------------------

D. Trend Information

        See "Overview" above and "Cautionary Statement with Respect to Forward-Looking Statements" elsewhere in this Annual Report.

E. Off-balance sheet arrangements

        As disclosed in Note 4 to the Consolidated Financial Statements, Ricoh, through its domestic leasing affiliate, has a certain procedure to sell lease receivables through securitization, however, no lease receivables were sold for the last three fiscal years. Securitization involves the creation of SPEs (Special Purpose Entities) to hold the pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of bankruptcy and when structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh's consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, Ricoh does not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh's consolidated balance sheets. As of March 31, 2005, Ricoh had one such SPE that held assets it had sold in a securitization totaling Yen
44.1 billion.

        Ricoh does not dispose of troubled leases, loans or other problem assets by means of nonconsolidated SPEs. None of our officers, directors or employees hold any equity interests in our SPEs or receives any direct or indirect compensation from the SPEs. The SPEs do not own shares or equity interests in Ricoh or any of Ricoh's affiliates, and there are no agreements in place to do so.

F. Contractual Obligations

        The following table sets forth Ricoh's contractual obligations as of March 31, 2005.

---------------------------------------------------------------------------------------------------------------------
                                                                        Millions of yen
CONTRACTUAL OBLIGATION                                               Payments due by period
---------------------------------------------------------------------------------------------------------------------
                                                              Less than 1                                More than 5
                                                   Total          year         1-3 years     3-5 years      years
---------------------------------------------------------------------------------------------------------------------
Long-term Debt Obligations                        365,549        143,307        152,909        68,293          1,040
---------------------------------------------------------------------------------------------------------------------
Capital (Finance) Lease Obligations                 3,804          1,265          1,614           373            552
---------------------------------------------------------------------------------------------------------------------
Purchase Obligations                               12,550         12,550              -             -              -
---------------------------------------------------------------------------------------------------------------------
TOTAL                                             381,903        157,122        154,523        68,666          1,592
---------------------------------------------------------------------------------------------------------------------

        Ricoh also had operating lease commitments with rental payments totaling Yen 39.0 billion for the fiscal year ended March 31, 2005. Ricoh is unable to disclose additional details with respect to its operating lease obligations because Ricoh's material operating leases consist primarily of leases that may be cancelled with short notice.

        In addition to the above, Ricoh acts as a guarantor for some of its employees' housing loans. As of March 31, 2005, the total amount of such guarantees was Yen 230 million.

G. New Accounting Standards

        In March 2004, the EITF reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other than temporary impairment models for debt and marketable equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and non-marketable securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board ("FASB") issued FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

        In November 2004, the FASB issued SFAS No.151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling cost be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by Ricoh in the first quarter beginning April 1, 2006. Ricoh is currently determining the effect of SFAS 151 on the Ricoh's consolidated financial statements but does not expect the effect to be material.

Item 6. Directors, Senior Management and Employees
        ------------------------------------------

A. Directors and senior management

        Directors and Corporate Auditors of the Company as of June 28, 2005 were as follows:

           Name                      Current Position
     (Date of Birth)             (Function/Business area)            Date                  Business Experience
---------------------------    ------------------------------    ------------    ----------------------------------------
Masamitsu Sakurai              Chairman of the Board and           Apr. 1966     Joined the Company
(January 8, 1942)               Representative Director            Apr. 1990     General Manager of Procurement Division
                                                                   June 1992     Director
                                                                   June 1994     Managing Director
                                                                   Apr. 1996     President (Current)
                                                                   Apr. 1996     Representative Director (Current)
                                                                   June 2004     Chairman of the Board (Current)
                                                                   June 2004     Chief Executive Officer (Current)

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
                                  Corporate Auditor of San-Ai Oil Co., Ltd.
                                  Director of Millea Holdings, Inc.
                                  Chairman of Coca-Cola West Japan Co., Ltd.

---------------------------    ------------------------------    ------------    ----------------------------------------
Tatsuo Hirakawa                Representative Director            Apr.  1960     Joined the Company
(November 17, 1937)                                               Jan.  1982     Deputy General Manager of Accounting
                                                                                  and Management Division
                                                                  June  1983     Director
                                                                  June  1990     Managing Director
                                                                  June  1994     Executive Managing Director
                                                                  June  2000     Executive Vice President
                                                                  Oct.  2001     Deputy President (Current)
                                                                  Oct.  2001     Representative Director (Current)
                                                                  June  2005     Chief Strategy Officer and Chief Human
                                                                                  Resource Officer  (Current)

                               Principal business activities and other principal directorships performed outside Ricoh:
                                  Corporate Auditor of Coca-Cola West Japan Co., Ltd.

           Name                      Current Position
     (Date of Birth)             (Function/Business area)            Date                  Business Experience
---------------------------    ------------------------------    ------------    ----------------------------------------
Koichi Endo                    Director                            Apr. 1966     Joined the Company
(February 16, 1944)                                                Oct. 1990     General Manager of Component Division
                                                                   June 1992     Director
                                                                   June 1997     Managing Director
                                                                   Apr. 1998     General Manager of Production Business
                                                                                  Group
                                                                   June 2000     Executive Managing Director
                                                                   June 2000     Executive Vice President
                                                                   Apr. 2004     General Manager of Fact Base
                                                                                  Management Innovation Office
                                                                                  (Current)
                                                                   June 2005     Director (Current)
                                                                   June 2005     Corporate Executive Vice President,
                                                                                  Chief Innovation Officer and Chief
                                                                                  Information Officer (Current)

                               Principal business activities and other principal directorships performed outside Ricoh:
                                  Director of Sindo Ricoh Co., Ltd.
                                  Director of San-Ai Plant Construction Co., Ltd.
                                  Corporate Auditor of TOYO KANETSU K.K.

---------------------------    ------------------------------    ------------    ----------------------------------------
Masayuki Matsumoto             Director                            Apr. 1970     Joined the Company
(December 10, 1944)                                                July 1993     General Manager of General Manager
                                                                                  Staff Office in Tokyo Branch
                                                                   June 1994     Director
                                                                   Oct. 1998     Managing Director
                                                                   Oct. 1998     General Manager of Marketing Group
                                                                   June 2000     Executive Vice President
                                                                   June 2002     Executive Managing Director
                                                                   Apr. 2005     General Manager of Corporate Social
                                                                                  Responsibility Division (Current)
                                                                   June 2005     Director (Current)
                                                                   June 2005     Corporate Executive Vice President and
                                                                                  Chief Marketing Officer (Japan)
                                                                                  (Current)

           Name                      Current Position
     (Date of Birth)             (Function/Business area)            Date                  Business Experience
---------------------------    ------------------------------    ------------    ----------------------------------------
Katsumi Yoshida                Director                            Apr. 1967     Joined the Company
(August 20, 1944)                                                  Apr. 1989     General Manager of Product Division
                                                                   Feb. 1996     Chairman of Ricoh Electronics, Inc.
                                                                   Apr. 2000     President of Ricoh Corporation
                                                                   Apr. 2001     Executive Vice President
                                                                   June 2002     Managing Director
                                                                   Jan. 2003     Chairman of Ricoh Corporation
                                                                   Oct. 2003     General Manager of International
                                                                                  Marketing Group
                                                                   Oct. 2003     Chairman of Ricoh China Co., Ltd.
                                                                                  (Current)
                                                                   Apr. 2004     General Manager of International
                                                                                  Business Group (Current)
                                                                   June 2004     Executive Managing Director
                                                                   Apr. 2005     General Manager of Ricoh Global
                                                                                  Service Business Center (Current)
                                                                   June 2005     Director (Current)
                                                                   June 2005     Corporate Executive Vice President
                                                                                  and Chief Marketing Officer (Overseas)
                                                                                  (Current)

---------------------------    ------------------------------    ------------    ----------------------------------------
Takashi Nakamura               Director                            Apr. 1972     Joined the Company
(September 2, 1946)                                                Apr. 1990     President of Ricoh UK Products Ltd.
                                                                   Jan. 1995     President of Ricoh Europe B.V.
                                                                   June 1998     Director
                                                                   June 2000     Senior Vice President
                                                                   June 2002     President of Ricoh Elemex Corporation
                                                                                  (Current)
                                                                   June 2004     Managing Director
                                                                   June 2005     Director (Current)
                                                                   June 2005     Corporate Executive Vice President
                                                                                  (Current)

---------------------------    ------------------------------    ------------    ----------------------------------------
Shiroh Kondoh                  Director                            Apr. 1973     Joined the Company
(October 7, 1949)                                                  Apr. 1998     Manager of Printing Division of
                                                                                  Imaging System Business Group
                                                                   June 2000     Senior Vice President
                                                                   Oct. 2000     General Manager of Imaging System
                                                                                  Business Group
                                                                   June 2002     Executive Vice President
                                                                   June 2003     Managing Director
                                                                   Oct. 2004     General Manager of MFP Business Group
                                                                                  (Current)
                                                                   June 2005     General Manager of Designing Center of
                                                                                  MFP Business Group (Current)
                                                                   June 2005     Director (Current)
                                                                   June 2005     Corporate Executive Vice President
                                                                                  (Current)

                               Principal business activities and other principal directorships performed outside Ricoh:
                                  Director of Sindo Ricoh Co., Ltd.

           Name                      Current Position
     (Date of Birth)             (Function/Business area)            Date                  Business Experience
---------------------------    ------------------------------    ------------    ----------------------------------------
Kazunori Azuma                 Director                            Apr. 1971     Joined the Company
(February 11, 1949)                                                Oct. 1994     President of Hokkaido Ricoh Co., Ltd.
                                                                   June 2000     Senior Vice President
                                                                   Oct. 2000     President of Ricoh Technosystems Co.,
                                                                                  Ltd.
                                                                   June 2003     Managing Director
                                                                   June 2003     Executive Vice President
                                                                   Oct. 2003     Chairman of Ricoh Technosystems Co.,
                                                                                  Ltd. (Current)
                                                                   Oct. 2003     Deputy General Manager of Marketing
                                                                                  Group
                                                                   Nov. 2003     General Manager of Marketing Group
                                                                                  (Current)
                                                                   June 2005     Director (Current)
                                                                   June 2005     Corporate Executive Vice President
                                                                                  (Current)

---------------------------    ------------------------------    ------------    ----------------------------------------
Zenji Miura                    Director                            Apr. 1976     Joined the Company
(January 5, 1950)                                                  Jan. 1993     President of Ricoh France S.A.
                                                                   Aug. 1993     Chairman of Ricoh France S.A.
                                                                   Oct. 2000     Senior Vice President
                                                                   Oct. 2000     General Manager of Finance and
                                                                                  Accounting Division (Current)
                                                                   June 2003     Executive Vice President
                                                                   June 2004     Managing Director
                                                                   June 2005     Director (Current)
                                                                   June 2005     Corporate Executive Vice President and
                                                                                  Chief Financial Officer (Current)

---------------------------    ------------------------------    ------------    ----------------------------------------
Nobuo Mii                      Director                            Apr. 1955     Joined the Nippon Hoso Kyokai (Japan
(July 4, 1931)                                                                    Broadcasting Corporation)
                                                                   Jan. 1969     Joined IBM Japan Ltd.
                                                                   Jan. 1969     Joined IBM Corporation
                                                                   Mar. 1977     Director of IBM Japan Ltd.
                                                                   Apr. 1990     Vice President of IBM Japan Ltd.
                                                                   Oct. 1997     Managing Partner of IGNITE Group
                                                                                  (Current)
                                                                   June 2000     Director (Current)

           Name                      Current Position
     (Date of Birth)             (Function/Business area)            Date                  Business Experience
---------------------------    ------------------------------    ------------    ----------------------------------------
Takaaki Wakasugi               Director                            Jan. 1972     Assistant Professor, Faculty of
(March 11, 1943)                                                                  Commerce, Yokohama City University
                                                                   Apr. 1974     Assistant Professor, Faculty of
                                                                                  Economics, Tohoku University
                                                                   June 1985     Professor, Faculty of Economics, the
                                                                                  University of Tokyo
                                                                   Sep. 1990     Co-Director of Mitsui Life Financial
                                                                                  Research Center, University of
                                                                                  Michigan Business School (Current)
                                                                   Apr. 2003     Director and General Manager of Japan
                                                                                  Corporate Governance Research
                                                                                  Institute (Current)
                                                                   Apr. 2004     Professor, Faculty of Business
                                                                                  Administration, Tokyo Keizai
                                                                                  University (Current)
                                                                   June 2004     Professor Emeritus, the University of
                                                                                  Tokyo
                                                                   June 2005     Director (Current)

---------------------------    ------------------------------    ------------    ----------------------------------------
Hisaaki Koga                   Corporate Auditor                   Apr. 1967     Joined the Company
(April 5, 1943)                                                    Oct. 1991     Deputy General Manager of Personnel
                                                                                  Division
                                                                   Jan. 1996     General Manager of Sendai Branch
                                                                   Oct. 1997     General Manager of General Manager
                                                                                  Staff Office of Marketing Group
                                                                   June 1998     Corporate Auditor (Current)

---------------------------    ------------------------------    ------------    ----------------------------------------
Kohji Tomizawa                 Corporate Auditor                   Apr. 1971     Joined the Company
(May 25, 1946)                                                     July 1988     President of Ricoh Finance Ltd.
                                                                   June 1997     Managing Director of Ricoh Logistics
                                                                                  System Co., Ltd.
                                                                   July 2001     Director of Tokyo Ricoh Co., Ltd.
                                                                   June 2004     Corporate Auditor (Current)

---------------------------    ------------------------------    ------------    ----------------------------------------
Kenji Matsuishi                Corporate Auditor                   Apr. 1965     Graduated from the National Legal
(July 24, 1937)                                                                   Training and Research Institute.
                                                                   Apr. 1965     Legal registration as a Japanese
                                                                                  attorney
                                                                   Apr. 1965     Joined Takano & Higuchi Legal Services
                                                                   Feb. 1972     General Manager of Matsuishi Legal
                                                                                  Services (Current)
                                                                   June 1994     Corporate Auditor (Current)

---------------------------    ------------------------------    ------------    ----------------------------------------
Takehiko Wada                  Corporate Auditor                   Apr. 1958     Joined San-Ai Oil Co., Ltd.
(October 24, 1935)                                                 June 1985     Director of said company
                                                                   June 1990     Managing Director of said company
                                                                   July 1994     Executive Managing Director of said
                                                                                  company
                                                                   July 1999     President of said company (Current)
                                                                   June 2001     Corporate Auditor (Current)

        Directors and Corporate Auditors are elected at a general meeting of shareholders for two and three years terms, respectively, and may serve any number of consecutive terms.

        The Board of Directors has appointed from among its members a Chairman, a President, and one or more Vice Presidents, Executive Managing Directors and Managing Directors, in accordance with Japanese commercial law. As of June 28, 2005, the Company maintains an executive officer system and under such system there are 47 such officers each with one of the following roles:

        . Executive officers: Oversee operations under the authority granted from the president and report to the president.

        . Group executive officers: Assist the president with the management of Ricoh Group.

        Executive Officers of the Company as of June 28, 2005 were as follows:

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Masamitsu Sakurai              President and                        See above for his business experience and other
                               Chief Executive Officer               information.
---------------------------    ---------------------------------    ------------    ---------------------------------------
Tatsuo Hirakawa                Deputy President                     See above for his business experience and other
                               (Chief Strategy Officer)              information.
                               (Chief Human Resource Officer)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Koichi Endo                    Corporate Executive Vice             See above for his business experience and other
                                President                            information.
                               (Chief Innovation Officer)
                               (Chief Information Officer)
                               (Office Business Strategic
                                Planning)
                               (General Manager of Fact Base
                                Management Innovation Office)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Masayuki Matsumoto             Corporate Executive Vice             See above for his business experience and other
                                President                            information.
                               (Chief Marketing Officer for Japan)
                               (General Manager of Corporate
                                Social Responsibility Division)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Katsumi Yoshida                Corporate Executive Vice             See above for his business experience and other
                                President                            information.
                               (Chief Marketing Officer for
                                Overseas)
                               (General Manager of
                                International Business Group)
                               (General Manager of Ricoh
                                Global Service Business Center)
                               (Chairman of Ricoh China Co.,
                                Ltd.)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Shiroh Kondoh                  Corporate Executive Vice             See above for his business experience and other
                                President                            information.
                               (Imaging Engine Solution
                                Development)
                               (General Manager of MFP
                                Business Group)
                               (General Manager of Designing
                                Center of MFP Business Group)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kazunori Azuma                 Corporate Executive Vice             See above for his business experience and other
                               President                             information.
                               (General Manager of Marketing
                               Group)
                               (Chairman of Ricoh
                               Technosystems Co., Ltd.)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Zenji Miura                    Corporate Executive Vice             See above for his business experience and other
                                President                            information.
                               (Chief Financial Officer)
                               (Investor Relation)
                               (General Manager of Finance and
                                Accounting Division)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kiyoshi Sakai                  Corporate Senior Vice President      Apr. 1970       Joined the Company
(December 25, 1945)            (Corporate Environment)              Jan. 1996       General Manager of Corporate Planning
                               (General Manager of Research                          Division
                                and Development Group)              June 1996       Director
                               (General Manager of Corporate        Apr. 1999       General Manager of Research and
                                Technology Planning Division)                        Development Group (Current)
                                                                    June 2000       Senior Vice President
                                                                    June 2002       Managing Director
                                                                    June 2002       Executive Vice President
                                                                    June 2002       General Manager of Corporate
                                                                                     Technology Planning Division
                                                                                     (Current)
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Kazuo Togashi                  Corporate Senior Vice President      Apr. 1972       Joined the Company
(November 28, 1949)            (Chairman of Ricoh Europe B.V.)      Apr. 1998       President of Ricoh Europe B.V.
                               (Chairman of NRG Group PLC)          June 2000       Senior Vice President
                                                                    Apr. 2002       Chairman of said company (Current)
                                                                    Apr. 2002       Chairman of NRG Group PLC (Current)
                                                                    June 2002       Executive Vice President
                                                                    June 2003       Managing Director
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Terumoto Nonaka                Corporate Senior Vice President      Jan. 1988       Joined the Company
(October 28, 1947)             (President of Electronic             Jan. 1990        Deputy General Manager of Electronic
                                Devices Company)                                     Devices Division
                                                                    June 2000       Senior Vice President
                                                                    Oct. 2000       President of Electronic Devices
                                                                                     Company (Current)
                                                                    June 2002       Executive Vice President
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Tadatoshi Sakamaki             Corporate Senior Vice President      Apr. 1967       Joined the Company
(April 23, 1942)               (President of Personal               June 2000       Senior Vice President
                                MultiMedia Products Company)        Oct. 2000       General Manager of  MultiMedia
                                                                                     Printer Division of Personal
                                                                                     MultiMedia Products Company
                                                                    June 2003       President of Personal MultiMedia
                                                                                     Products Company (Current)
                                                                    June 2003       Executive Vice President
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Etsuo Kobayashi                Corporate Senior Vice President      Apr. 1970       Joined the Company
(July 4, 1947)                 (General Manager of Personnel        Apr. 1998       General Manager of Personnel Division
                                Division)                                            (Current)
                                                                    June 2000       Senior Vice President
                                                                    June 2003       Executive Vice President
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Hiroshi Tategami               Corporate Senior Vice President      Apr. 1962       Joined the Company
(March 31, 1941)               (General Manager of Imaging          June 2000       Senior Vice President
                                System Production Business          Oct. 2000       General Manager of RS Products
                                Group)                                               Division
                               (General Manager of Imaging          June 2003       General Manager of Production
                                System Quality Assurance System                      Business Group
                                Center)                             June 2003       Executive Vice President
                                                                    Oct. 2004       General Manager of Imaging System
                                                                                     Production Business Group (Current)
                                                                    Oct. 2004       General Manager of Imaging System
                                                                                     Quality Assurance System Center
                                                                                     (Current)
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Haruo Nakamura                 Corporate Senior Vice President      Aug. 2000       Joined the Company
(April 29, 1952)               (General Manager of GJ (GEL          Nov. 2000       Leader of Alpha Task Force
                                JET) Business Division)             Apr. 2004       Executive Vice President
                                                                    Apr. 2004       General Manager of GJ (GEL JET)
                                                                                     Business Division (Current)
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kenji Hatanaka                 Corporate Senior Vice President      Apr. 1969       Joined the Company
(July 1, 1946)                 (General Manager of Tokyo            June 2000       Senior Vice President
                                Branch)                             June 2003       General Manager of Tokyo Branch
                               (General Manager of Kanto                             (Current)
                                Branch)                             June 2003       General Manager of Kanto Branch
                               (President of Ricoh Sales Co.,                        (Current)
                                Ltd.)                               June 2004       Executive Vice President
                                                                    Jan. 2005       President of Ricoh Sales Co., Ltd.
                                                                                     (Current)
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Hideko Kunii                   Corporate Senior Vice President      May  1982       Joined the Company
(December 13, 1947)            (General Manager of Software R&D     Oct. 1999       General Manager of Software Research
                                Group)                                               Center
                               (Chairman of Ricoh Software          June 2000       Senior Vice President
                                Research Center (Beijing) Co.,      Oct. 2000       Deputy General Manager of P&S
                                Ltd.)                                                Products Division
                                                                    June 2002       Chairman of Ricoh Software Technology
                                                                                     (Shanghai) Co., Ltd.
                                                                    Oct. 2002       General Manager of Software R&D Group
                                                                                     (Current)
                                                                    Feb. 2004       Chairman of Ricoh Software Research
                                                                                     Center (Beijing) Co., Ltd. (Current)
                                                                    June 2004       Executive Vice President
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Hiroshi Kobayashi              Corporate Senior Vice President      Apr. 1974       Joined the Company
(July 2, 1948)                 (General Manager of LP Business      Apr. 2002       General Manager of Corporate Planning
                                Group)                                               Division
                                                                    June 2002       Senior Vice President
                                                                    Apr. 2003       General Manager of Corporate
                                                                                     Communication Center
                                                                    June 2004       Executive Vice President
                                                                    Oct. 2004       General Manager of LP Business Group
                                                                                     (Current)
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Susumu Ichioka                 Corporate Senior Vice President      Apr. 1971       Joined the Company
(April 23, 1948)               (Chairman of Ricoh Corporation)      Oct. 2003       Senior Vice President
                                                                    June 2004       Executive Vice President
                                                                    June 2004       Chairman of Ricoh Corporation
                                                                                     (Current)
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kunio Taniguchi                Corporate Vice President             Apr. 1972       Joined the Company
(December 18, 1948)            (General Manager of Osaka            June 2000       Senior Vice President
                                Branch)                             June 2003       General Manager of Osaka Branch
                               (President of Ricoh Kansai Co.,                       (Current)
                                Ltd.)                               June 2003       President of Ricoh Kansai Co., Ltd.
                                                                                     (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kiyoto Nagasawa                Corporate Vice President             Apr. 1973       Joined the Company
(August 16, 1948)              (General Manager of Quality of       Apr. 2001       General Manager of C&F Business
                                Management Division)                                 Division 2
                                                                    May  2002       Director of Ricoh Creative
                                                                                     Development Co., Ltd.
                                                                    June 2002       Senior Vice President
                                                                    June 2005       General Manager of Quality of
                                                                                     Management Division (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Yutaka Ebi                     Corporate Vice President             Apr. 1972       Joined the Company
(October 20, 1949)             (General Manager of Legal &          Apr. 2001       General Manager of Imaging Technology
                                Intellectual Property)                               Division
                                                                    June 2002       Senior Vice President
                                                                    Oct. 2004       General Manager of Legal &
                                                                                     Intellectual Property (Current)
                                                                    June 2005       Corporate Vice President (Current)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Hiroo Matsuda                  Corporate Vice President             Apr. 1972       Joined the Company
(April 19, 1948)               (General Manager of Solution         Apr. 2002       General Manager of Major Accounts
                                Partner Sales Center of LP                           Marketing Division
                                Business Group)                     June 2002       Senior Vice President
                                                                    Apr. 2004       General Manager of Solution Partner
                                                                                     Sales Division of Marketing Group
                                                                    Oct. 2004       General Manager of Solution Partner
                                                                                     Sales Center of LP Business Group
                                                                                     (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Hiroshi Adachi                 Corporate Vice President             Apr. 1968       Joined the Company
(January 8, 1946)              (President of Thermal Media          Oct. 2000       President of Thermal Media Company
                                Company)                                             (Current)
                               (Chairman of Ricoh Electronic        Nov. 2001       Chairman of Ricoh Electronic
                                Technology (Beijing) Co., Ltd.)                      Technology (Beijing) Co., Ltd.
                                                                                     (Current)
                               (Chairman of Ricoh                   June 2002       Senior Vice President
                                International (Shanghai) Co.,       June 2004       Chairman of Ricoh International
                                Ltd.)                                                (Shanghai) Co., Ltd. (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kohji Sawa                     Corporate Vice President             Apr. 1971       Joined the Company
(June 5, 1948)                 (General Manager of Information      Apr. 1998       General Manager of Imaging System
                                Technology and Solution                              Component Production Division
                                Division)                           Apr. 2000       General Manager of Procurement
                                                                                     Control Center
                                                                    July 2001       General Manager of Optical Component
                                                                                     Development Center
                                                                    June 2002       Senior Vice President
                                                                    June 2005       General Manager of Information
                                                                                     Technology and Solution Division
                                                                                     (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Yoshimasa Matsuura             Corporate Vice President             Apr. 1971       Joined the Company
(June 23, 1947)                (General Manager of Office           May  1999       General Manager of Supply Chain
                                Business Planning Center)                            Management Planning Division
                               (Deputy General Manager of MFP       Apr. 2004       General Manager of Imaging System
                                Business Group)                                      Business Strategy Center
                               (General Manager of Business         June 2004       Senior Vice President
                                Strategy Center of MFP              Oct. 2004       General Manager of Office Business
                                Business Group)                                      Planning Center (Current)
                                                                    June 2005       Deputy General Manager of MFP
                                                                                     Business Group (Current)
                                                                    June 2005       General Manager of Business Strategy
                                                                                     Center of MFP Business Group
                                                                                     (Current)
                                                                    June 2005       Corporate Vice President (Current)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Sadahiro Arikawa               Corporate Vice President             Apr. 1971       Joined the Company
(March 31, 1949)               (General Manager of Major            Dec. 2001       President of Ricoh Kyusyu Co., Ltd.
                                Accounts Marketing Division)        Apr. 2004       General Manager of Major Accounts
                                                                                     Marketing Division (Current)
                                                                    June 2004       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Norio Tanaka                   Corporate Vice President             Feb. 1978       Joined the Company
(March 22, 1948)               (Deputy General Manager of MFP       Apr. 2004       Deputy General Manager of Imaging
                                Business Group)                                      System Business Strategy Center
                               (General Manager of Products         Apr. 2004       General Manager of Imaging Products
                                Management & Planning Center                         Business Center of International
                                of MFP Business Group)                               Business Center
                               (General Manager of Marketing        June 2004       Senior Vice President
                                Center of MFP Business Group)       June 2004       Deputy General Manager of
                                                                                     International Business Group
                                                                    Oct. 2004       Deputy General Manager of MFP
                                                                                     Business Group (Current)
                                                                    Oct. 2004       General Manager of Products
                                                                                     Management & Planning Center of MFP
                                                                                     Business Group (Current)
                                                                    Oct. 2004       General Manager of Marketing Center
                                                                                     of MFP Business Group (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kenichi Kanemaru               Corporate Vice President             Apr. 1973       Joined the Company
(November 19, 1952)            (Deputy General Manager of           Apr. 1998       General Manager of Production
                                Imaging System Production                            Strategic Center
                                Business Group)                     June 1999       President of Ricoh UK Products Ltd.
                               (General Manager of Procurement      June 2004       Senior Vice President
                                Control Center)                     June 2005       Deputy General Manager of Imaging
                                                                                     System Production Business Group
                                                                                     (Current)
                                                                    June 2005       General Manager of Procurement
                                                                                     Control Center (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Daisuke Segawa                 Corporate Vice President             Mar. 1980       Joined the Company
(July 21, 1954)                (Corporate Communication)            Dec. 1998       General Manager of Treasury Department
                               (Management of Group Companies)      Oct. 2004       General Manager of Corporate Planning
                               (General Manager of Corporate                         Division (Current)
                                Planning Division)                  June 2005       Corporate Vice President (Current)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Hisashi Takata                 Corporate Vice President             Apr. 1974       Joined the Company
(May 20, 1951)                 (Deputy General Manager of GJ        Apr. 1999       General Manager of Business Strategy
                                (GEL JET) Business Division)                         Division of International Marketing
                               (General Manager of Marketing                         Group
                                Center of GJ (GEL JET)              Oct. 2004       Deputy General Manager of GJ (GEL
                                Business Division)                                   JET) Business Division (Current)
                                                                    Oct. 2004       General Manager of Marketing Center
                                                                                     of GJ (GEL JET) Business Division
                                                                                     (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kenichi Matsubayashi           Corporate Vice President             Apr. 1971       Joined the Company
(June 5, 1948)                 (General Manager of RS Products      Apr. 1995       Manager of RS Business Planning
                                Division)                                            Department
                                                                    Oct. 2003       General Manager of RS Products
                                                                                     Division (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Kunihiko Satoh                 Corporate Vice President             Mar. 1979       Joined the Company
(October 21, 1956)             (General Manager of Solution         Apr. 2002       President of Hokkaido Ricoh Co., Ltd.
                                Marketing Center)                   Apr. 2004       General Manager of Solution Marketing
                               (General Manager of Customer                          Center (Current)
                                Contact Center)                     June 2004       General Manager of Customer Contact
                                                                                     Center (Current)
                                                                    June 2005       Corporate Vice President (Current)

                   Group Executive Officers of the Company as of June 28, 2005 were as follows:

---------------------------    ---------------------------------    ------------    ---------------------------------------
Makoto Hashimoto               Corporate Executive Vice             Nov. 1972       Joined the Company
(August 26, 1945)               President                           Apr. 1993       General Manager of PPC Division of
                               (Chairman of Ricoh Elemex                             Imaging System Business Group
                                Corporation)                        June 1994       Director
                                                                    Apr. 1998       General Manager of Imaging System
                                                                                     Business Group
                                                                    June 1998       Managing Director
                                                                    June 2000       Executive Vice President
                                                                    Oct. 2000       President of Personal MultiMedia
                                                                                     Products Company
                                                                    June 2003       General Manager of CSM (Customer
                                                                                     Satisfaction Management) Division
                                                                    June 2005       Chairman of Ricoh Elemex Corporation
                                                                                     (Current)
                                                                    June 2005       Corporate Executive Vice President
                                                                                     (Current)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
Takashi Nakamura               Corporate Executive Vice President   See above for his business experience and other
                               (Legal & Intellectual Property )      information.
                               (President of Ricoh Elemex
                                Corporation)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Yuji Inoue                     Corporate Senior Vice President      Apr. 1971       Joined the Company
(April 4, 1948)                (President of Ricoh Leasing          Apr. 1998       General Manager of Finance and
                                Co., Ltd.)                                           Accounting Division
                                                                    Apr. 2000       President of Ricoh Leasing Co., Ltd.
                                                                                     (Current)
                                                                    June 2000       Senior Vice President
                                                                    June 2004       Managing Director
                                                                    June 2005       Corporate Senior Vice President
                                                                                     (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Peter E. Hart                  Corporate Vice President             Mar. 1997       President of Ricoh Silicon Valley,
(February 27, 1941)            (Chairman and President of Ricoh                      Inc. (now Ricoh Innovations, Inc.)
                                Innovations, Inc.)                  Feb. 2000       Chairman and President of Ricoh
                                                                                     Silicon Valley, Inc. (now Ricoh
                                                                                     Innovations, Inc.) (Current)
                                                                    June 2000       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Bernard Decugis                Corporate Vice President             Aug. 1993       President of Ricoh France S.A.
(October 23, 1942)             (President of Ricoh France S.A.)                      (Current)
                                                                    Apr. 2001       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Yoichi Shirahata               Corporate Vice President             Mar. 1962       Joined the Company
(December 20, 1943)            (President of Tohoku Ricoh Co.,      June 2002       President of Tohoku Ricoh Co., Ltd.
                                Ltd.)                                                (Current)
                                                                    June 2002       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Hiroshi Tsuruga                Corporate Vice President             Apr. 1971       Joined the Company
(November 18, 1948)            (Deputy President of Tohoku          Apr. 1999       General Manager of Information
                                Ricoh Co., Ltd.)                                     Technology and Solution Division
                                                                    June 2002       Senior Vice President
                                                                    June 2005       Deputy President of Tohoku Ricoh Co.,
                                                                                     Ltd. (Current)
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Norihisa Goto                  Corporate Vice President             Apr. 1972       Joined the Company
(March 8, 1949)                (President of Lanier Worldwide,      Oct. 1997       President of Ricoh Deutschland GmbH
                                Inc. )                              Mar. 2001       Chairman of Lanier Worldwide, Inc.
                                                                    Jan. 2003       President of Lanier Worldwide, Inc.
                                                                                     (Current)
                                                                    June 2003       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

                                       Current Position
           Name                    (Function/Business area)             Date                 Business Experience
---------------------------    ---------------------------------    ------------    ---------------------------------------
---------------------------    ---------------------------------    ------------    ---------------------------------------
Shunsuke Nakanishi             Corporate Vice President             Apr. 1972       Joined the Company
(October 12, 1948)             (President of Ricoh Electronics      May  1999       General Manager of Production
                                Inc.)                                                Strategic Center
                                                                    July 2001       President of Ricoh Electronics Inc.
                                                                                     (Current)
                                                                    June 2004       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Shiroh Sasaki                  Corporate Vice President             Apr. 1972       Joined the Company
(December 23, 1949)            (President of NRG Group PLC)         Apr. 2000       President of Gestetner Holdings PLC
                                                                    Apr. 2002       President of NRG Group PLC (Current)
                                                                    June 2004       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Mitsuhiko Ikuno                Corporate Vice President             May  1975       Joined the Company
(March 26, 1953)               (President of Shanghai Ricoh         June 2000       President of Ricoh Asia Industry Ltd.
                                Facsimile Co., Ltd.)                June 2004       President of Shanghai Ricoh Facsimile
                                                                                     Co., Ltd. (Current)
                                                                    June 2004       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Yoshihiro Niimura              Corporate Vice President             Apr. 1975       Joined the Company
(May 22, 1951)                 (President of Ricoh China Co.,       June 2004       President of Ricoh China Co., Ltd.
                                Ltd.)                                                (Current)
                               (Chairman and President of           June 2004       Chairman and President of Ricoh
                                Ricoh Electronic Technology                          Electronic Technology (China) Co.,
                                (China) Co., Ltd.)                                   Ltd. (Current)
                                                                    June 2004       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Michel De Bosschere            Corporate Vice President             1990            Managing Director of Nashua/tec
(June 16, 1948)                (President of NRG Benelux B.V.)                       Benelux
                                                                    2000            President of NRG Benelux B.V.
                                                                                     (Current)
                                                                    June 2004       Senior Vice President
                                                                    June 2005       Corporate Vice President (Current)

---------------------------    ---------------------------------    ------------    ---------------------------------------
Toshiaki Katayama              Corporate Vice President             Oct. 2004       President of Ricoh Printing Systems,
(November 28,1947)             (President of Ricoh Printing                          Ltd. (Current)
                                Systems, Ltd.)                      June 2005       Corporate Vice President (Current)


        There are no family relationships between any Director, Corporate Auditor or Executive Officer and any other Director, Corporate Auditor or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director, Corporate Auditor, or an Executive Officer.

B. Compensation

        The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for the fiscal year ended March 31, 2005 to all Directors, Corporate Auditors and Executive Officers of the Company who served during the fiscal year ended March 31, 2005 was Yen 1,140 million.

        In accordance with customary Japanese business practice, annual bonuses are paid to the Directors and Corporate Auditors of the Company out of the profit of the Company available for dividends, as such profit is determined in accordance with the Japanese Commercial Code. Such bonuses are approved at the annual shareholders meeting customarily held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes. Included in the figure for aggregate remuneration set forth above is a total of Yen 178 million in bonuses paid to Directors and Corporate Auditors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2004, as approved by the Company's shareholders at the General Meeting of Shareholders held on June 25, 2004.

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

D. Employees

        The table below provides information about employees.

-----------------------------------------------------------------------------------------------------------------
                                                                            As of March 31,
                                                             2003                2004                 2005
                                                       -----------------   -----------------    -----------------
Categorized by Operating Segment
     Office Equipment                                            66,422              65,878               69,018
     Other                                                        6,899               6,152                5,130
     Headquarters                                                 1,286               1,107                  949
     Total                                                       74,607              73,137               75,097

Categorized by Geographic Location
     Domestic                                                    39,482              38,772               40,107
     Overseas                                                    35,125              34,365               34,990
     Total                                                       74,607              73,137               75,097
-----------------------------------------------------------------------------------------------------------------

        Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in the fiscal year 2005 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share ownership

        The following table lists the number of Common Stock owned by each Director, Corporate Auditor and Executive Officer of the Company as of June 28, 2005. None of the Company's Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company's Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.03% of the total Company Common Stock issued.

             Name                                    Position                          Number of Shares
--------------------------------    --------------------------------------------    -----------------------
Masamitsu Sakurai                   Chairman of the Board and Representative                         8,000
                                     Director
Tatsuo Hirakawa                     Representative Director                                         17,379
Koichi Endo                         Director                                                        12,747
Masayuki Matsumoto                  Director                                                         4,000
Katsumi Yoshida                     Director                                                         5,100
Takashi Nakamura                    Director                                                         6,693
Shiroh Kondoh                       Director                                                         4,000
Kazunori Azuma                      Director                                                         6,000
Zenji Miura                         Director                                                         6,000
Takaaki Wakasugi                    Director                                                         3,000
Hisaaki Koga                        Corporate Auditor                                                5,253
Koji Tomizawa                       Corporate Auditor                                                3,000
Makoto Hashimoto                    Corporate Executive Vice President                              11,000
Kiyoshi Sakai                       Corporate Senior Vice President                                  5,000
Yuji Inoue                          Corporate Senior Vice President                                 10,000
Kazuo Togashi                       Corporate Senior Vice President                                  4,000
Terumoto Nonaka                     Corporate Senior Vice President                                  7,050
Tadatoshi Sakamaki                  Corporate Senior Vice President                                  7,211
Etsuo Kobayashi                     Corporate Senior Vice President                                  7,000
Hiroshi Tategami                    Corporate Senior Vice President                                  5,000
Kenji Hatanaka                      Corporate Senior Vice President                                  3,000
Hideko Kunii                        Corporate Senior Vice President                                  5,000
Hiroshi Kobayashi                   Corporate Senior Vice President                                  2,000
Susumu Ichioka                      Corporate Senior Vice President                                  3,000
Kunio Taniguchi                     Corporate Vice President                                         1,000
Kiyoto Nagasawa                     Corporate Vice President                                         3,000
Yutaka Ebi                          Corporate Vice President                                         2,000
Hiroshi Adachi                      Corporate Vice President                                         7,000
Kohji Sawa                          Corporate Vice President                                         3,000
Yoshimasa Matsuura                  Corporate Vice President                                         3,000
Sadahiro Arikawa                    Corporate Vice President                                         2,000
Norio Tanaka                        Corporate Vice President                                         1,000
Kenichi Kanemaru                    Corporate Vice President                                         3,000
Yoichi Shirahata                    Corporate Vice President                                        10,496
Hiroshi Tsuruga                     Corporate Vice President                                         2,000
Norihisa Goto                       Corporate Vice President                                         3,000
                                                                                    ----------------------
             Total                                                                                 190,929
                                                                                    ======================

        All shares of Common Stock of the Company carry the same voting rights.

        No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 28, 2005.

Item 7.  Major Shareholders and Related Party Transactions
         -------------------------------------------------

A. Major shareholders

        Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2005 are as follows:

                                                        Number of        Percentage of
                                                        Shares Owned     Outstanding
Title of Class   Name                                   (in thousands)   Shares Owned
---------------  ------------------------------------   ---------------  --------------
Common Stock     The Master Trust Bank of Japan, Ltd.       89,150           12.13%
Common Stock     Japan Trustee Services Bank, Ltd.          61,447            8.36%

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

As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during fiscal year 2005. The major shareholders do not have different voting rights.

        American Depositary Receipts ("ADRs") evidencing American Depositary Shares are issued by The Bank of New York. The normal trading unit is 5 American Depositary Shares. As of March 31, 2005, 247,043 American Depositary Shares were held of record by two institutional registered holders in the United States of America.

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

        See Item 18. Financial Statements and pages F-1 through F-45.

        Legal or arbitration proceedings
        --------------------------------

        There are no material pending legal or arbitration proceedings to which Ricoh is a party.

        Dividend Policy
        ---------------

        Ricoh endeavors to provide stable dividends to its shareholders by boosting profitability. At the same time, Ricoh undertakes to increase retained earnings to reinforce its corporate structure and to cultivate new businesses. Ricoh uses such retained earnings to strengthen its core businesses and invest in new fields with medium- and long-term perspectives. See Item 10 "Dividends" for important information on the Company's dividend payment procedure and restrictions.

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

        In the United States, the Company's American Depositary Shares are traded on the Over-the-Counter Market in the form of ADRs and are issued and exchanged by The Bank of New York, as depositary. The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE and the reported high and low sales prices per share of the Company's ADSs on the Over-the-Counter Market.

                                                                      Over-the-Counter Market Price Per
                                Tokyo Stock Exchange Price Per    American Depositary Share (5 shares
                                     Share of Common Stock                  of Common Stock)
                                        (Japanese Yen)                       (U.S. Dollars)
                                ------------------------------    -------------------------------------
                                   High                Low           High                      Low
                                -----------        -----------    ------------              -----------
Annual highs and lows
---------------------
Fiscal Year 2001                     2,495               1,627          113.46                    75.85
Fiscal Year 2002                     2,735               1,563          108.00                    77.50
Fiscal Year 2003                     2,470               1,637           95.75                    62.50
Fiscal Year 2004                     2,365               1,607          104.50                    68.55
Fiscal Year 2005                     2,345               1,782          107.50                    84.80

Quarterly highs and lows
------------------------
Fiscal Year 2004
1st quarter                          2,035               1,607           83.75                    68.55
2nd quarter                          2,330               1,945           96.75                    81.99
3rd quarter                          2,160               1,805           99.25                    83.47
4th quarter                          2,365               1,885          104.50                    90.50

Fiscal Year 2005
1st quarter                          2,345               2,045          107.50                    92.50
2nd quarter                          2,325               1,970          105.45                    89.85
3rd quarter                          2,255               1,782          102.40                    85.97
4th quarter                          2,010               1,802           96.50                    84.80

Monthly highs and lows
----------------------
December 2004                        1,990               1,782           96.50                    85.97
January 2005                         1,989               1,802           96.50                    88.50
February 2005                        1,993               1,822           93.55                    89.25
March 2005                           2,010               1,808           96.00                    84.80
April 2005                           1,897               1,653           87.30                    82.25
May 2005                             1,818               1,646           83.00                    78.70

Notes: (1) Price per share of Common Stock is as reported by the TSE.
       (2) Price per ADSs is based upon one ADS representing 5 shares of Common Stock as reported by the Over-the-Counter Market Bulletin Board(R).

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

OBJECTIVES AND PURPOSES

        Article 3 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following business activities:

        1. Manufacture, sale and installation work and electrical communication work of optical, office, audio, electric and measuring equipment, other general machinery and equipment and accessories and supplies therefor.
        2. Manufacture and sale of photographic sensitive materials and duplicating papers.
        3. Manufacture and sale of various raw materials for photographic sensitive materials, and various chemical materials for chemical industries.
        4. Manufacture, processing and sale of papers, pulps, textiles, general merchandise and by-products thereof.
        5.      Investment in, or sale of the products of, other companies.

        6. Import and Export of the goods described in any of the foregoing items and other goods of every kind and description.
        7. Brokerage business for casualty insurance and insurance brokerage under the Automobile Liability Security Law of Japan.
        8. Direct marketing through the Internet, facsimile, telephone, etc.
        9. Any and all business incidental or relating to any of the foregoing items.

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

        Except as stated below, neither the Commercial Code nor the Company's Articles of Incorporation make a special provision as to the Director's or Corporate Auditor's power to vote in connection with their compensation, borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a corporation to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company's borrowing or lending of a significant amount of money or giving of a guarantee in a large amount.

        Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (KABUSHIKI KAISHA) and certain related legislation.

GENERAL

        The presently authorized capital stock of the Company is 1,500,000,000 shares, which was most recently increased from 993,000,000 pursuant to a shareholders' resolution adopted at the 105th Ordinary General Meeting of Shareholders held on June 28, 2005. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must generally have his name registered in the Company's register of shareholders. Shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust & Banking Co., Ltd., the transfer agent for the Company's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

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

OTHER RIGHTS OF A HOLDER OF SHARES REPRESENTING LESS THAN ONE UNIT

        A holder of shares representing less than one unit has certain rights in respect of such shares, including the following: (i) the right to receive dividends (including interim dividends), (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of the Company, (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders, (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the Company, (v) the right to request to inspect certain corporate documents, including minutes of the Board of Directors meetings, (vi) the right to file a derivative action on behalf of the Company and (vii) the right to file an action seeking to invalidate certain events, including issuance of new shares and corporate mergers. Other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

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

        Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside Japan, or from the sale of Common Stock within
                                     - 95 -

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

U.S. TAXATION

        This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning and disposing of shares of Common Stock or American Depositary Shares evidenced by the ADRs. This summary applies to you only if you hold shares of Common Stock or American Depositary Shares as capital assets for U.S. federal income tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

..       a dealer in securities or currencies;

..       a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

..       a bank;

..       a life insurance company;

..       a tax-exempt organization;

..       a person that holds shares of Common Stock or American Depositary Shares that are a hedge or that are hedged against interest rate or currency risks;

..       a person that is subject to the alternative minimum tax;

..       a person that holds shares of Common Stock or American Depositary Shares as part of a straddle or conversion transaction for tax purposes;

..       a person whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar; or

..       a person that actually or constructively owns or is deemed to own 10% or more of any class of our stock.

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

        Dividends paid in Japanese Yen will be included in your income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of American Depositary Shares, the depositary's) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. If such a dividend is converted into U.S. Dollars on the date of receipt, you generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. You should consult your own tax adviser regarding the treatment of any foreign currency gain or loss realized with respect to any Japanese Yen received by you (or, in the case of American Depositary Shares, the depositary) that are converted into U.S. Dollars on a date subsequent to receipt. Dividends paid by the Company generally will not be eligible for the dividends-received deduction allowed to corporations that are U.S. holders.

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

        SALES AND OTHER DISPOSITIONS

        A U.S. holder will recognize a gain or loss on the sale or other disposition of shares of Common Stock or American Depositary Shares evidenced by ADRs in an amount equal to the difference between the U.S. Holder's adjusted tax basis in such shares of Common Stock or American Depositary Shares (in U.S. Dollars) and the amount realized on the disposition (in U.S. Dollars, generally determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). For U.S. federal income tax purposes, a gain or loss realized by a U.S. holder on a sale or other disposition of shares of Common Stock or American Depositary Shares will be a capital gain or loss, and will be a long-term capital gain or loss if the shares of Common Stock or American Depositary Shares were held for more than one year. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced maximum marginal U.S. federal income tax rate.

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

F. Dividends and paying agents

        Not applicable.

G. Statement by experts

        Not applicable.

H. Documents on display

        The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system are also available for inspection on the SEC's website (http://www.sec.gov).

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

        Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2005, and there are no material quantitative changes in market risk exposure at March 31, 2005 when compared to March 31, 2004. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

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

        The table below provides information about Ricoh's material derivative financial instruments that are sensitive to foreign currency exchange rates. The table below relating to foreign exchange forward contracts presents the notional amounts, weighted average exchange rates and estimated fair value. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts.

Foreign Exchange Forward Contracts (Year ended March 31, 2005)

---------------------------------------------------------------------------------------
                                       Year Ended March 31, 2005
            ---------------------------------------------------------------------------
                                           Contract amounts       Estimated fair value
            Average contractual rates      (Millions of Yen)        (Millions of Yen)
---------------------------------------------------------------------------------------
US$/ YEN               107.41                          537                     1
EUR/ YEN               137.28                       31,066                  (253)
---------------------------------------------------------------------------------------

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

---------------------------------------------------------------------------------------------------------------------
LONG-TERM INDEBTEDNESS                                           Year ended March 31, 2005
---------------------------------------------------------------------------------------------------------------------
                                                                      Millions of Yen
                                         ----------------------------------------------------------------------------
(Excluding Capital Lease                                               Expected maturity date
Obligations and SFAS No. 133                        -----------------------------------------------------------------
fair value adjustment)
                                Average                                                                        Fair
                               pay rate   Total     2006      2007      2008     2009      2010    Thereafter  Value
---------------------------------------------------------------------------------------------------------------------
Bonds                             1.40%  130,000   40,000    45,000    10,000   25,000    10,000          -   132,353

Medium-Term Notes                 0.30    22,000   11,000    10,000         -        -         -      1,000    22,010

Loans                             1.37   213,549   92,307    44,294    43,615    8,946    24,347         40   213,458
---------------------------------------------------------------------------------------------------------------------
Total                                    365,549   143,307   99,294    53,615    33,946   34,347      1,040   367,821
---------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS                                              Year ended March 31, 2005
----------------------------------------------------------------------------------------------------------------------
                                                                      Millions of Yen
                                               -----------------------------------------------------------------------
                                                                       Expected maturity date
                                                         -------------------------------------------------------------
  Notional                  Average  Average
  amounts                   receive    pay                                                                       Fair
 (Millions)   Type of swap   rate     rate     Total     2006     2007     2008     2009     2010    Thereafter  Value
----------------------------------------------------------------------------------------------------------------------
              Receive
              floating
      84,000  /Pay fixed      0.30%    0.06%    84,000   52,000   22,000   10,000       -         -        -     1,694

              Receive
              fixed /Pay
      45,000  floating        2.20     0.11     45,000   19,000    1,000    6,000        -   10,000    9,000      (124)
----------------------------------------------------------------------------------------------------------------------
              Receive
              fixed /Pay
US$      183  fixed           3.90%    2.85%    19,601        -        -   19,601        -        -        -      113
----------------------------------------------------------------------------------------------------------------------

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

        The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive securities as of March 31, 2005.

                                                       Millions of Yen
                                              For the Year ended March 31, 2005
                                              ---------------------------------
                                                    Cost            Fair Value
                                              ---------------    --------------
Debt Securities
   Due within one year                                   137               137
   Due after one year through five years               6,000             6,045
Equity Securities                                      7,479            16,451
Investment Trusts*                                     1,230             1,710
                                              ---------------    --------------
Total                                                 14,846            24,343
                                              ---------------    --------------

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

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of
         -------------------------------------------------------------------
         Proceeds
         --------

        None.

Item 15. Controls and Procedures
         -----------------------

        As of March 31, 2005, Ricoh performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures under the supervision and with the participation of Ricoh's management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, Ricoh's management, including the Chief Executive Officer and the Chief Financial Officer, concluded that its disclosure controls and procedures were effective as of the date of such evaluation.

        No significant changes in Ricoh's internal controls or in other factors have occurred that could significantly affect these controls subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.

Item 16. [RESERVED]

Item 16.A. Audit Committee Financial Expert
           --------------------------------

        The Board of Directors of the Company has determined that it does not have an "audit committee financial expert" as defined in Item 16.A. of Form 20-F serving on the Board of Corporate Auditors.

        The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that that members of the Board of Corporate Auditors possess the appropriate skills and experience, as a group, to carry out their duties as members of the Board of Corporate Auditors, the Company will continue to strive to identify potential candidates that might qualify for this position. The Board of

Corporate Auditors will keep under active review the financial expert matter during the 2006 fiscal year as part of their overall risk management and compliance program.

Item 16.B. Code of Ethics
           --------------

        Ricoh has adopted a code of ethics that applies to its employees, including the President, Chief Executive Officer, Chief Operating Officer, and the senior management of accounting and finance. Such code of ethics of Ricoh is provided hereto as Exhibit 11.

Item 16.C. Principal Accountant Fees and Services
           --------------------------------------

        The aggregate fees for professional services rendered to Ricoh by KPMG AZSA & Co. and the related parties of KPMG for the years ended March 31, 2004 and 2005, were:

                                        Millions of Yen
                                      Year Ended March 31,
                     -------------------------------------------------
Type of Fees                    2004                    2005
----------------------------------------------  ----------------------
Audit Fees                       689                     697
Audit-related Fees                 3                     404
Tax Fees                          33                      53
All Other Fees                    16                      16
                     -------------------------  ----------------------
TOTAL                            741                   1,170
                     -------------------------  ----------------------

        Audit Fees consist of fees for the annual audit of Ricoh's consolidated financial statements, and statutory and subsidiary audits, assistance with the review of documents filed with the SEC, consents, comfort letters and other assistance that are normally provided by our independent accountants.

        Audit-related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Ricoh's financial statements or that are traditionally performed by the independent accountants and include employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulations, consultation concerning financial accounting and reporting standards, internal control reviews and assistance with internal control reporting requirements and review of the effectiveness of the internal audit function.

        Tax Fees consist of fees for tax compliance, tax advice and tax planning services, including preparation of original and amended tax returns, claims for refund and tax payment-planning services, assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and transfer pricing documentation.

        All Other Fees consists of fees for all other services not included in any of the categories noted above.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        In accordance with Japanese law, the Company's independent accountants (KAIKEI KANSANIN) ("Accounting Auditors") are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company's Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company's Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA & Co. as the Company's Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 28, 2005.

        The Board of Corporate Auditors has adopted policies and procedures to pre-approve all audit and permissible non-audit services provided by the Accounting Auditor ("Pre-approval Policies"). Under the Pre-approval Policies, proposed services either (i) may be pre-approved by the Board of Corporate Auditors without specific consideration on a case-by-case basis if such services do not exceed pre-approved fee levels ("general pre-approval"), or (ii) require the specific pre-approval of the Board of Corporate Auditors ("specific pre-approval"). The Board of Corporate Auditors may delegate its specific pre-approval authority to one or more of its independent members who shall be designated by the Board of Corporate Auditors. Under the Pre-approval Policies, the Accounting Auditors are not allowed to perform any non-audit services which may impair the auditors independence under the rules of the SEC. The appendices to the Pre-approval Policies set out the audit, audit-related, tax and other services, including those described above, that have received the general pre-approval of the Board of Corporate Auditors.

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

        During fiscal year 2005, none of the services provided to the Company by KPMG AZSA & Co. were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph
(c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16.D. Exemptions from the Listing Standards for Audit Committees
           ----------------------------------------------------------

        Not applicable.

Item 16. E. Purchases of Equity Securities by the Issuer and Affiliated
            -----------------------------------------------------------
            Purchasers
            ----------

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


                                        RICOH COMPANY, LTD.
                                        -------------------
                                        (Registrant)


                                          By: /s/ Zenji Miura
                                              -------------------------------
                                              Zenji Miura
                                              Director,
                                              Corporate Executive Vice President
                                              and Chief Financial Officer

Date: June 29, 2005


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Consolidated Financial Statements and Schedule
For the years ended March 31, 2003, 2004 and 2005
With Report of Independent Registered Public Accounting Firm Thereon


RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
================================================================================

 Report of Independent Registered Public Accounting Firm ....................F-2

 Consolidated Balance Sheets as of
       March 31, 2004 and 2005 .......................................F-3 to F-4

 Consolidated Statements of Income
       for the years ended March 31, 2003, 2004 and 2005 ....................F-5

 Consolidated Statements of Shareholders' Investment
       for the years ended March 31, 2003, 2004 and 2005 ....................F-6

 Consolidated Statements of Cash Flows
       for the years ended March 31, 2003, 2004 and 2005 ....................F-7

 Notes to Consolidated Financial Statements .........................F-8 to F-44

 Schedule:

       II. Valuation and Qualifying Accounts and Reserves ..................F-45

All schedules not listed have been omitted because they are not applicable, or the required information has been otherwise supplied in the consolidated financial statements or the notes thereto.
================================================================================

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.


/s/ KPMG AZSA & Co.
Tokyo, Japan
April 27, 2005

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004 AND 2005

                                                                                       Thousands of
                                                                   Millions of Yen     U.S. Dollars
                                                                ---------------------  ------------
A S S E T S                                                         2004        2005        2005
---------------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                      203,039     186,857   $ 1,746,327
   Time deposits                                                      962       1,454        13,589
   Marketable securities                                           45,124         138         1,290
   Trade receivables-
     Notes                                                         76,499      75,233       703,112
     Accounts                                                     362,784     396,150     3,702,336
     Less- Allowance for doubtful receivables                     (17,039)    (17,451)     (163,093)
   Current maturities of long-term finance receivables, net       154,122     166,636     1,557,346
   Inventories-
     Finished goods                                               100,154     109,224     1,020,785
     Work in process and raw materials                             45,215      58,141       543,374
   Deferred income taxes and other                                 55,079      53,365       498,738
---------------------------------------------------------------------------------------------------
         Total current assets                                   1,025,939   1,029,747     9,623,804
---------------------------------------------------------------------------------------------------

Property, Plant and Equipment, at cost:
   Land                                                            43,423      43,077       402,589
   Buildings                                                      200,844     203,537     1,902,215
   Machinery and equipment                                        653,467     643,386     6,012,953
   Construction in progress                                        10,629      18,720       174,953
---------------------------------------------------------------------------------------------------
                                                                  908,363     908,720     8,492,710
   Less- Accumulated depreciation                                (669,651)   (661,310)   (6,180,467)
---------------------------------------------------------------------------------------------------
                                                                  238,712     247,410     2,312,243
---------------------------------------------------------------------------------------------------

Investments and Other Assets:
   Long-term finance receivables, net                             359,925     391,947     3,663,056
   Investment securities                                           21,871      31,154       291,159
   Investments in and advances to affiliates                       46,967      49,316       460,897
   Goodwill                                                        25,298      47,502       443,944
   Other intangible assets                                         43,233      69,414       648,729
   Lease deposits and other                                        90,848      87,179       814,757
---------------------------------------------------------------------------------------------------
                                                                  588,142     676,512     6,322,542
---------------------------------------------------------------------------------------------------
                                                                1,852,793   1,953,669   $18,258,589
---------------------------------------------------------------------------------------------------

                                                                                       Thousands of
                                                                 Millions of Yen       U.S. Dollars
                                                                ---------------------  ------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT                          2004        2005          2005
---------------------------------------------------------------------------------------------------
Current Liabilities:
   Short-term borrowings                                         68,952      38,710     $   361,776
   Current maturities of long-term indebtedness                  82,210     144,808       1,353,346
   Trade payables-
     Notes                                                       29,937      29,686         277,439
     Accounts                                                   267,735     306,813       2,867,411
   Accrued income taxes                                          25,050      24,074         224,991
   Accrued expenses and other                                   133,544     127,423       1,190,869
---------------------------------------------------------------------------------------------------
         Total current liabilities                              607,428     671,514       6,275,832
---------------------------------------------------------------------------------------------------

Long-term Liabilities:
   Long-term indebtedness                                       281,570     226,567       2,117,449
   Accrued pension and severance costs                           83,492      92,672         866,093
   Deferred income taxes                                         36,295      48,767         455,766
---------------------------------------------------------------------------------------------------
                                                                401,357     368,006       3,439,308
---------------------------------------------------------------------------------------------------

Minority Interests                                               48,877      51,151         478,047
---------------------------------------------------------------------------------------------------

Commitments and Contingent Liabilities (Note 16)

Shareholders' Investment:
   Common stock;
     Authorized - 993,000,000 shares in 2004 and 2005
       Issued and outstanding - 744,912,078 shares and 738,894,891 shares in 2004 and 744,912,078 shares and 734,045,879
       shares in 2005                                           135,364     135,364       1,265,084
   Additional paid-in capital                                   186,599     186,551       1,743,467
   Retained earnings                                            515,372     584,515       5,462,757
   Accumulated other comprehensive income (loss)                (30,272)    (21,963)       (205,261)
   Treasury stock at cost; 6,017,187 shares in 2004 and
     10,866,199 shares in 2005                                  (11,932)    (21,469)       (200,645)
---------------------------------------------------------------------------------------------------
         Total shareholders' investment                         795,131     862,998       8,065,402
---------------------------------------------------------------------------------------------------
                                                              1,852,793   1,953,669     $18,258,589
---------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

                                                                                                          Thousands of
                                                                         Millions of Yen                  U.S. Dollars
                                                               ---------------------------------------  --------------
                                                                   2003         2004          2005            2005
----------------------------------------------------------------------------------------------------------------------
Net Sales                                                        1,738,358    1,780,245     1,814,108    $  16,954,280
Cost of Sales                                                      993,009    1,014,619     1,059,531        9,902,159
----------------------------------------------------------------------------------------------------------------------
         Gross profit                                              745,349      765,626       754,577        7,052,121
Selling, General and Administrative Expenses                       611,695      623,935       619,071        5,785,710
Transfer to the government of the substitutional portion
   of Employees' Pension Fund:
   Settlement loss                                                       -       48,657             -                -
   Subsidy from government                                               -      (56,972)            -                -
----------------------------------------------------------------------------------------------------------------------
         Operating income                                          133,654      150,006       135,506        1,266,411
----------------------------------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                                     (3,772)      (1,925)       (2,240)         (20,934)
   Interest expense                                                  6,853        5,290         4,684           43,776
   Foreign currency exchange (gain) loss, net                          566        6,136        (1,547)         (14,458)
   Other, net                                                        6,537       (2,558)         (774)          (7,234)
----------------------------------------------------------------------------------------------------------------------
         Total                                                      10,184        6,943           123            1,150
----------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests, Equity in          123,470      143,063       135,383        1,265,261
   Earnings of Affiliates and Cumulative Effect of
   Accounting Change
Provision for Income Taxes:
   Current                                                          63,183       53,303        39,281          367,112
   Deferred                                                        (11,199)       3,338        11,353          106,103
----------------------------------------------------------------------------------------------------------------------
         Total                                                      51,984       56,641        50,634          473,215
----------------------------------------------------------------------------------------------------------------------
Income before Minority Interests, Equity in Earnings of             71,486       86,422        84,749          792,046
   Affiliates and Cumulative Effect of Accounting Change
Minority Interests                                                   1,376        4,094         4,726           44,168
Equity in Earnings of Affiliates                                     2,403        2,065         3,120           29,159
----------------------------------------------------------------------------------------------------------------------
Income before Cumulative Effect of Accounting Change                72,513       84,393        83,143          777,037
Cumulative Effect of Accounting Change, net of tax                       -        7,373             -                -
----------------------------------------------------------------------------------------------------------------------

         Net Income                                                 72,513       91,766        83,143    $     777,037
----------------------------------------------------------------------------------------------------------------------

                                                                                Yen                      U.S. Dollars
                                                                  ------------------------------------  --------------
Per Share of Common Stock:
----------------------------------------------------------------------------------------------------------------------
   Basic:
     Income before cumulative effect of accounting change            99.79       113.69        112.64            $1.05
     Cumulative effect of accounting change                              -         9.94             -                -
     Net income                                                      99.79       123.63        112.64             1.05
   Diluted:
     Income before cumulative effect of accounting change            96.81       113.69        112.64             1.05
     Cumulative effect of accounting change                              -         9.94             -                -
     Net income                                                      96.81       123.63        112.64             1.05
----------------------------------------------------------------------------------------------------------------------
   Cash dividends per share                                          14.00        15.00         20.00            $0.19
----------------------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares of common stock:
----------------------------------------------------------------------------------------------------------------------
   Basic:
     Income before cumulative effect of accounting change           498.95       568.45        563.20            $5.26
     Cumulative effect of accounting change                              -        49.70             -                -
     Net income                                                     498.95       618.15        563.20             5.26
   Diluted:
     Income before cumulative effect of accounting change           484.05       568.45        563.20             5.26
     Cumulative effect of accounting change                              -        49.70             -                -
     Net income                                                     484.05       618.15        563.20             5.26
----------------------------------------------------------------------------------------------------------------------
   Cash dividends per share                                          70.00        75.00        100.00            $0.93
----------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

                                                                                                     Thousands of
                                                                     Millions of Yen                 U.S. Dollars
                                                            -------------------------------------  --------------
                                                               2003         2004         2005             2005
-----------------------------------------------------------------------------------------------------------------
Common Stock:
    Beginning balance                                         120,461      135,364      135,364      $  1,265,084
    Conversion of convertible bonds; 24,633,822
     shares in 2003                                            14,903            -            -                 -
-----------------------------------------------------------------------------------------------------------------
    Ending balance                                            135,364      135,364      135,364      $  1,265,084
-----------------------------------------------------------------------------------------------------------------

Additional Paid-in Capital:
    Beginning balance                                         171,628      186,521      186,599      $  1,743,916
    Conversion of convertible bonds                            14,893            -            -                 -
    Gain (Loss) on disposal of treasury stock in
     exchange for subsidiary's stock                                -           78          (48)             (449)
-----------------------------------------------------------------------------------------------------------------
    Ending balance                                            186,521      186,599      186,551      $  1,743,467
-----------------------------------------------------------------------------------------------------------------

Retained Earnings:
    Beginning balance                                         385,741      434,748      515,372      $  4,816,561
    Adjustment for change in fiscal year end of
     consolidated subsidiaries                                      -            -          777             7,262
    Net income for the year                                    72,513       91,766       83,143           777,037
    Dividends declared and approved                           (10,178)     (11,142)     (14,777)         (138,103)
    Retirement of treasury stock; 7,000,000 shares in
     2003                                                     (13,328)           -            -                 -
-----------------------------------------------------------------------------------------------------------------
    Ending balance                                            434,748      515,372      584,515      $  5,462,757
-----------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income (loss):
    Beginning balance                                         (44,376)     (94,733)     (30,272)     $   (282,916)
    Adjustment for change in fiscal year end of
     consolidated subsidiaries                                      -            -       (1,665)          (15,560)
    Foreign currency translation adjustments                    1,007       (5,393)       9,041            84,495
    Unrealized gains (losses) on securities, net of
     reclassification adjustment                               (1,984)      (4,556)         765             7,150
    Unrealized gains on derivatives, net of
     reclassification adjustment                                   29          154          141             1,318
    Minimum pension liability adjustments                     (49,409)      74,256           27               252
-----------------------------------------------------------------------------------------------------------------
    Ending balance                                            (94,733)     (30,272)     (21,963)     $   (205,261)
-----------------------------------------------------------------------------------------------------------------

Treasury stock:
    Beginning balance                                            (434)      (4,386)     (11,932)     $   (111,514)
    Purchase of treasury stock; 9,111,925 shares in
     2003, 5,731,150 shares in 2004 and 6,179,522
     shares in 2005                                           (17,280)     (11,411)     (12,178)         (113,813)
    Sales of treasury stock; 6,873 shares in 2004 and
     24,810 shares in 2005                                          -           13           49               458
    Retirement of treasury stock; 7,000,000 shares in
      2003                                                     13,328            -            -                 -
    Issuance of treasury stock in exchange for
     subsidiary's stock; 2,010,533 shares in 2004
     and 1,305,700 shares in 2005                                   -        3,852        2,592            24,224
-----------------------------------------------------------------------------------------------------------------
    Ending balance                                             (4,386)     (11,932)     (21,469)     $   (200,645)
-----------------------------------------------------------------------------------------------------------------

Comprehensive income:
    Net income for the year                                    72,513       91,766       83,143      $    777,037
    Other comprehensive income (loss) for the year,
     net of tax                                               (50,357)      64,461        9,974            93,215
-----------------------------------------------------------------------------------------------------------------
    Total comprehensive income for the year                    22,156      156,227       93,117      $    870,252
-----------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

                                                                                                       Thousands of
                                                                              Millions of Yen          U.S. Dollars
                                                                      ------------------------------  -------------
                                                                        2003       2004       2005          2005
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                           72,513     91,766     83,143    $   777,037
   Adjustments to reconcile net income to net cash provided by operating activities-
     Depreciation and amortization                                      76,551     76,968     78,201        730,851
     Equity in earnings of affiliates, net of dividends received        (1,167)    (1,001)    (1,966)       (18,374)
     Deferred income taxes                                              (9,289)     3,338     11,353        106,103
     Losses on disposals and sales of property, plant and
       equipment                                                         1,975      2,035      4,056         37,907
     Cumulative effect of accounting change, net of tax                      -     (7,373)         -              -
     Changes in assets and liabilities, net of effects from
       acquisition-
       (Increase) decrease in trade receivables                         22,176    (11,367)   (26,429)      (247,000)
       (Increase) decrease in inventories                               14,983     (4,317)   (12,885)      (120,421)
       Increase in finance receivables                                 (33,109)   (32,650)   (30,294)      (283,121)
       Increase in trade payables                                        5,632     21,316     27,276        254,916
       (Decrease) increase in accrued income taxes and
         accrued expenses and other                                     11,173     (5,913)   (13,719)      (128,215)
       (Decrease) increase in accrued pension and severance
         costs                                                           7,806       (609)     4,307         40,252
     Other, net                                                         16,498     22,718      9,737         91,000
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                     185,742    154,911    132,780      1,240,935
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                    245        190        721          6,738
   Expenditures for property, plant and equipment                      (71,984)   (75,432)   (84,076)      (785,757)
   Payments for purchases of available-for-sale securities             (52,219)   (35,518)   (79,431)      (742,346)
   Proceeds from sales of available-for-sale securities                 24,513     45,464    118,120      1,103,925
   (Increase) decrease in time deposits                                    944      9,915       (511)        (4,776)
   Acquisitions of subsidiaries, net of cash acquired                   (1,438)         -    (43,214)      (403,869)
   Other, net                                                            1,740     (8,002)    (7,807)       (72,962)
-------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                         (98,199)   (63,383)   (96,198)      (899,047)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                 58,194     13,349     72,206        674,823
   Repayment of long-term indebtedness                                 (23,133)   (31,509)   (60,613)      (566,477)
   Decrease in short-term borrowings, net                              (73,393)   (10,728)   (38,052)      (355,626)
   Proceeds from issuance of long-term debt securities                  11,000      1,000     18,000        168,224
   Repayment of long-term debt securities                              (11,723)   (23,910)   (22,000)      (205,607)
   Dividend paid                                                       (10,176)   (11,136)   (14,793)      (138,252)
   Payment for purchase of treasury stock                              (17,281)   (11,411)   (10,624)       (99,290)
   Other, net                                                             (631)      (490)      (563)        (5,262)
-------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                         (67,143)   (74,835)   (56,439)      (527,467)
-------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS            (1,329)    (2,897)     1,200         11,215
-------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    19,071     13,796    (18,657)      (174,364)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         170,172    189,243    203,039      1,897,561
ADJUSTMENT FOR CHANGE IN FISCAL YEAR END OF CONSOLIDATED
   SUBSIDIARIES                                                              -          -      2,475         23,130
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               189,243    203,039    186,857    $ 1,746,327
-------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR-
     Interest                                                            7,300      6,479      5,402     $   50,486
     Income taxes                                                       52,154     66,914     40,803        381,336
-------------------------------------------------------------------------------------------------------------------

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

2.      SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

(a)     BASIS OF PRESENTATION

The accompanying consolidated financial statements for the three years ended March 31, 2005 are presented in Japanese Yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 107 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

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

At the beginning of fiscal 2005, the Company changed the year end of certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings increased by Yen 777 million ($7,262 thousand) and accumulated other comprehensive income (loss) in shareholders' investment decreased by Yen 1,665 million ($15,560 thousand).

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

Most equipment sales require that Ricoh install the product. As such, revenue is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

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

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

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

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133, Ricoh, when it enters into a derivative contract, makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

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

(h)     SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of March 31, 2004 and 2005, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

As discussed further in Note 5, Ricoh changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of marketable equity securities. In relation to this change, Ricoh has recognized in its fiscal 2004 consolidated statement of income a cumulative effect of accounting change, net of tax, of Yen 7,373 million.

(i)     INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(j)     PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 38% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the years ended March 31, 2003, 2004 and 2005 are summarized below:

                                                  2003       2004       2005
 -------------------------------------------------------------------------------
 Buildings                                         8.1%        8.1%      8.5%
 Machinery and equipment                          41.0        42.9      43.8
 -------------------------------------------------------------------------------

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2004 and 2005 were as follows:

                                                                  Thousands of
                                            Millions of Yen       U.S. Dollars
                                       ------------------------  ---------------
                                         2004          2005            2005
 -------------------------------------------------------------------------------
 Aggregate cost                          7,151         7,051          $65,897
 Accumulated depreciation                4,504         4,615           43,131
 -------------------------------------------------------------------------------


The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2005 were Yen 4,020 million ($37,570 thousand) and Yen 3,804 million ($35,551 thousand), respectively.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(k)     GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141, "Business Combinations" requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to no longer be indefinite.

Ricoh adopted the provisions of SFAS 141 and SFAS 142 as of April 1, 2002. In connection with the transitional impairment evaluation, SFAS 142 required Ricoh to perform an assessment of whether there was an indication that goodwill was impaired as of April 1, 2002. To accomplish this, Ricoh (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. Ricoh completed the transitional assessment by September 30, 2002, and determined there was no indication that goodwill had been impaired as of April 1, 2002. Ricoh also completed the annual assessment for the years ended March 31, 2003, 2004 and 2005 and determined that no goodwill impairment charge was necessary.

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

Ricoh has no dilutive securities outstanding as of and for the years ended March 31, 2004 and 2005, and therefore there is no difference between basic and diluted net income per share.

(r)      NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows:

                                                                                     Thousands of
                                                             Millions of Yen         U.S. Dollars
                                                   -------------------------------  -------------
                                                     2003       2004       2005         2005
-------------------------------------------------------------------------------------------------
 Conversion of convertible bonds                     32,905          -          -    $       -
 Capital lease obligations incurred                   1,697         75        865        8,084
 Retirement of treasury stock                        13,328          -          -            -
 Issuance of treasury stock in exchange for
     subsidiary's stock                                   -      3,930      2,545       23,785
 Transfer of marketable equity securities to
     employee retirement benefit trust                    -      3,648          -            -
-------------------------------------------------------------------------------------------------

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

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

(t)     RECLASSIFICATION TO PRIOR YEARS' CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated balance sheet for the year ended March 31,2004, reflects the reclassification of finance receivables expected to be collected within one year from the balance sheet date, or the current portion, previously included in investments and other assets to current assets to conform with the presentation used for the year ended March 31, 2005. The effect of this reclassification was to increase total current assets by Yen 154,122 million from Yen 871,817 million to Yen 1,025,939 million at March 31, 2004. This reclassification had no effect on the consolidated statements of income and cash flows.

(u)     NEW ACCOUNTING STANDARDS

In March 2004, the EITF reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other than temporary impairment models for debt and marketable equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and non-marketable securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board ("FASB") issued FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No.151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling cost be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by Ricoh in the first quarter beginning April 1, 2006. Ricoh is currently determining the effect of SFAS 151 on the Ricoh's consolidated financial statements but does not expect the effect to be material.

3.      ACQUISITION

In October 2004, the Company acquired all of the issued and outstanding capital stock of Hitachi Printing Solutions, Ltd. for total cash consideration of Yen 44,085 million including direct acquisition costs. The company made the acquisition to strengthen and expand its printing operations. The acquired company was a non-public manufacturer and a subsidiary of Hitachi, Ltd. and was renamed Ricoh Printing Systems, Ltd. ("RPS") upon acquisition by the Company.

The Company used the purchase method of accounting to account for the acquisition of RPS and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of RPS based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of Yen 19,583 million was recorded as goodwill. Assets, liabilities and operations of RPS have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the October 1, 2004 condensed balance sheet of RPS, as adjusted to give effect to the purchase method accounting adjustments:

                                                                   Thousands of
                                            Millions of Yen        U.S. dollars
 -------------------------------------------------------------------------------
 Cash and cash equivalents                        2,412              $   22,542
 Receivables and other assets                    31,463                 294,047
 Property and equipment                          10,404                  97,233
 Identifiable intangible assets                  20,400                 190,654
 Goodwill                                        19,583                 183,019
 Liabilities                                    (40,177)               (375,486)
 -------------------------------------------------------------------------------
                                                 44,085              $  412,009
 -------------------------------------------------------------------------------

Identifiable intangible assets of RPS primarily comprise customer relationships of Yen 13,900 million ($129,907 thousand), which are estimated to have a remaining useful life of 5 to 12 years. Goodwill arising from the acquisition of RPS has all been allocated to the office equipment segment.

Furthermore, Ricoh acquired other immaterial entities during the year ended March 31, 2005 for a consideration of Yen 1,541 million ($14,402 thousand), net of cash acquired.

In April 2003, the Company acquired all of the minority interests of its existing consolidated subsidiary, Tohoku Ricoh Co., Ltd. ("Tohoku Ricoh") through the issuance of 2,010,533 shares of treasury stock in exchange for all the outstanding shares of Tohoku Ricoh's common stock not then owned by Ricoh. The cost of acquired minority interests was Yen 5,579 million determined based on the fair value of the treasury shares issued. The Company has used the purchase method of accounting to record the transactions in conformity with SFAS 141 and accordingly, has allocated the purchase price based on estimated fair values of acquired net assets.

4.      FINANCE RECEIVABLES

Finance receivables as of March 31, 2004 and 2005 are comprised primarily of lease receivables and installment loans.

Ricoh's products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary and to overseas customers primarily through certain overseas subsidiaries. These leases are qualified and are accounted for as sales-type leases in conformity with SFAS 13. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh's lease receivables as of March 31, 2004 and 2005 is as follows:

                                                                                    Thousands of
                                                              Millions of Yen       U.S. Dollars
                                                         -------------------------  -------------
                                                             2004          2005           2005
-------------------------------------------------------------------------------------------------
 Minimum lease payments receivable                          522,056       568,911    $  5,316,925
 Estimated non-guaranteed residual value                      2,432         3,030          28,318
 Unearned income                                            (47,492)      (48,290)       (451,308)
 Allowance for doubtful receivables                         (14,404)      (15,199)       (142,047)
-------------------------------------------------------------------------------------------------
 Lease receivables, net                                     462,592       508,452       4,751,888
-------------------------------------------------------------------------------------------------
 Less: Current portion of lease receivable, net            (151,616)     (165,295)     (1,544,813)
-------------------------------------------------------------------------------------------------
 Amounts due after one year, net                            310,976       343,157    $  3,207,075
-------------------------------------------------------------------------------------------------

As of March 31, 2005, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:

                                                                   Thousands of
 Years ending March 31                       Millions of Yen       U.S. Dollars
--------------------------------------------------------------------------------
 2006                                                 181,272        $ 1,694,131
 2007                                                 156,743          1,464,888
 2008                                                 118,513          1,107,598
 2009                                                  73,263            684,701
 2010                                                  32,161            300,570
 2011 and thereafter                                    6,959             65,037
--------------------------------------------------------------------------------
 Total                                                568,911        $ 5,316,925
--------------------------------------------------------------------------------

Ricoh Leasing Company, Ltd. has also extended certain other types of loans as part of its business activity, which are primarily residential housing loans to individuals in Japan secured by the underlying real estate properties. Loan terms range from 15 years to 30 years with monthly repayments. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2004 and 2005 was Yen 51,455 million and Yen 50,131 million ($468,514 thousand), respectively. The current portions of loan receivables were Yen 2,506 million and Yen 1,341 million ($12,533 thousand), respectively, as of March 31, 2004 and 2005, and are included in short-term finance receivables, net in the accompanying balance sheet. Loan activity for the years ended March 31, 2003, 2004 and 2005 is as follow:

                                                                    Thousands of
                                              Millions of Yen       U.S. Dollars
                                       ---------------------------  ------------
                                         2003      2004      2005       2005
--------------------------------------------------------------------------------
 Extension of new loans                 11,559    13,686    12,456    $  116,411
 Repayment of outstanding loans          9,993    12,706    13,001       121,505
--------------------------------------------------------------------------------

Ricoh sold finance lease receivables in prior years through securitization transactions. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh. Ricoh's retained interests are subordinate to the investor's interests. Their value is subject to credit and interest rate risk on the sold financial assets. The investors and Special Purpose Entities that hold the lease receivables have limited recourse to Ricoh's other assets for failure of debtors to pay. Ricoh recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as "trading" securities. Ricoh determines the value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on credit losses and other information as available and are discounted at a rate which Ricoh believes is commensurate with the risk free rate plus a risk premium.

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the years ended March 31, 2004 and 2005 were as follows:

                                                       2004             2005
--------------------------------------------------------------------------------
 Expected credit losses                            0.75% - 1.35%   0.75% - 1.35%
 Discount rate                                     0.90% - 3.00%   2.00% - 3.00%
--------------------------------------------------------------------------------

The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2005 are presented below.

                                                                             Thousands of
                                                           Millions of Yen   U.S. Dollars
                                                          -----------------  ------------
                                                                    2005          2005
-----------------------------------------------------------------------------------------
 Carrying value of retained interests (included in lease            5,373     $  50,215
    deposits and other in the consolidated balance sheet)
 Expected credit losses:
    +10%                                                               84           785
    +20%                                                              168         1,570
 Discount rate:
    +10%                                                               20           187
    +20%                                                               40           374
-----------------------------------------------------------------------------------------

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

The following table summarizes certain cash flows received from and paid to the Special Purpose Entities for all securitization activity for the years ended March 31, 2003, 2004 and 2005:

                                                                                  Thousands of
                                                           Millions of Yen        U.S. Dollars
                                                    ----------------------------  ------------
                                                      2003      2004      2005         2005
----------------------------------------------------------------------------------------------
 Servicing fees received                                 37        25        22    $     206
 Repurchases of delinquent or ineligible assets       5,750     4,643     4,060       37,944
----------------------------------------------------------------------------------------------

Amounts of delinquencies, net credit losses, and components of all receivables managed and securitized as of March 31, 2004 and 2005, and for the years then ended, are as follows:

                                                                      Millions of Yen
                                    ----------------------------------------------------------------------------------
                                                     2004                                      2005
                                    ----------------------------------------  ----------------------------------------
                                                    Principal                                 Principal
                                                    amount of                                 amount of
                                        Total      receivables                    Total      receivables
                                      principal    4 months or                  principal    4 months or
                                      amount of     more past   Net credit      amount of     more past   Net credit
                                     receivables       due        losses       receivables       due        losses
----------------------------------------------------------------------------------------------------------------------
 Principal amount outstanding            524,981        1,025        3,284         567,795        1,016        2,746
    Less: Receivables securitized        (47,985)                                  (44,145)
                                     -----------                               -----------
 Receivables held in portfolio           476,996                                   523,650
----------------------------------------------------------------------------------------------------------------------

                                                                                    Thousands of U.S. dollars
                                                                              ----------------------------------------
                                                                                               2005
                                                                              ----------------------------------------
                                                                                              Principal
                                                                                              amount of
                                                                                  Total      receivables
                                                                                principal    4 months or
                                                                                amount of     more past   Net credit
                                                                               receivables       due        losses
 ---------------------------------------------------------------------------------------------------------------------
 Principal amount outstanding                                                   $5,306,495       $9,495      $25,664
    Less: receivables securitized                                                 (412,570)
                                                                               ------------
 Receivables held in portfolio                                                  $4,893,925
 ---------------------------------------------------------------------------------------------------------------------

5.       SECURITIES

Marketable securities and investment securities as of March 31, 2004 and 2005 consist of the following:

                                                                Thousands of
                                           Millions of Yen      U.S. Dollars
                                         --------------------  -------------
                                           2004        2005          2005
----------------------------------------------------------------------------
 Marketable securities:
    Available-for-sale securities         45,124        138       $    1,290
----------------------------------------------------------------------------
 Investment securities:
    Available-for-sale securities         14,766     24,205       $  226,215
    Non-marketable equity securities       7,105      6,949           64,944
----------------------------------------------------------------------------
                                          21,871     31,154       $  291,159
----------------------------------------------------------------------------

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2004 and 2005 are as follows:

                                              Millions of Yen                                   Thousands of U.S. Dollars
                 ------------------------------------------------------------------------- -----------------------------------------
                                  2004                                2005                                  2005
                 ------------------------------------- ----------------------------------- -----------------------------------------
                            Gross      Gross                    Gross      Gross                       Gross      Gross
                          unrealized unrealized               unrealized unrealized                  unrealized unrealized
                           holding     holding   Fair          holding     holding   Fair             holding    holding     Fair
                    Cost    gains      losses    value  Cost    gains      losses    value   Cost      gains      losses     value
------------------------------------------------------------------------------------------------------------------------------------
Current:
  Corporate debt
   securities      45,139         6      22     45,123    137          -         -     137 $   1,281  $       -  $      -  $   1,281
  Other                 1         -       -          1      1          -         -       1         9          -         -          9
------------------------------------------------------------------------------------------------------------------------------------
                   45,140         6      22     45,124    138          -         -     138 $   1,290  $       -  $      -  $   1,290
------------------------------------------------------------------------------------------------------------------------------------
Non-current:
  Equity
   securities       5,053     8,080      33     13,100  7,479      9,021        49  16,451 $  69,897  $  84,309  $    458  $ 153,748
  Corporate debt
   securities           -         -       -          -  6,000         45         -   6,045    56,075        420         -     56,495
  Other             1,174       492       -      1,666  1,229        480         -   1,709    11,486      4,486         -     15,972
------------------------------------------------------------------------------------------------------------------------------------
                    6,227     8,572      33     14,766 14,708      9,546        49  24,205 $ 137,458  $  89,215  $    458  $ 226,215
------------------------------------------------------------------------------------------------------------------------------------

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2005 were as follows:

                                                Millions of Yen
                             ---------------------------------------------------
                                 Less than 12 months       12 months or longer
                             -------------------------  ------------------------
                                               Gross                    Gross
                                            unrealized                unrealized
                                              holding                  holding
                               Fair value      losses    Fair value     losses
--------------------------------------------------------------------------------
 2005:
   Noncurrent:
     Available-for-sale:
       Equity securities              157           49            -            -
--------------------------------------------------------------------------------

                                        Thousands of U.S. Dollars
                             ---------------------------------------------------
                                 Less than 12 months       12 months or longer
                             -------------------------  ------------------------
                                              Gross                     Gross
                                            unrealized                unrealized
                                              holding                  holding
                               Fair value     losses     Fair value     losses
 -------------------------------------------------------------------------------
 2005:
   Noncurrent:
     Available-for-sale:
       Equity securities       $    1,467   $      458            -            -
 -------------------------------------------------------------------------------

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2005, regardless of their balance sheet classification, are as follows:

                                                                    Thousands of
                                            Millions of Yen         U.S. Dollars
                                        --------------------  ----------------------
                                          Cost   Fair value      Cost     Fair value
------------------------------------------------------------------------------------
Due within one year                        137          137   $   1,281   $    1,281
Due after one year through five years    6,000        6,045      56,075       56,495
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
                                         6,137        6,182   $  57,356   $   57,776
------------------------------------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 24,513 million, Yen 45,464 million and Yen 118,120 million ($1,103,925 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

There were no significant realized gains or losses of available-for-sale securities for the three years ended March 31, 2005 except for the contributed marketable equity securities to the Company's employee benefit trust as discussed below. The loss on securities of Yen 2,260 million for the year ended March 31, 2003 was charged to other expense for declines in market value of available-for-sale securities where the decline was determined to be other than temporary.

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

In March 2004, the Company contributed certain additional marketable equity securities, not including those of its subsidiaries and affiliated companies to the Trust, with no cash proceeds thereon (the "2004 Transfer"). The fair value and net unrealized gains on these available-for-sale securities at the time of transfer were Yen 3,648 million and Yen 2,658 million, respectively.

In fiscal 2004, Ricoh changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of marketable equity securities to its employee retirement benefit trusts. Ricoh concluded that it is preferable to recognize in the statements of income unrealized gains or losses associated with marketable equity securities transferred to the Trust when Ricoh has effectively given up the economic rewards of ownership, that is, when the assets are no longer considered corporate assets and when the Trust has the irrevocable and unrestricted right to realize those benefits as and when it chooses. This generally occurs at the time the assets are transferred to the Trust and not upon future sale of the assets by the trustee.

Accordingly, Ricoh recognized realized gains in the consolidated statement of income on the transfer of marketable equity securities to the Trust for fiscal 2004 of Yen 2,658 million. In addition, Ricoh recognized in its fiscal 2004 consolidated statement of income a cumulative effect of accounting change, net of tax, of Yen 7,373 million associated with the 2000 Transfer.

6.      INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Included in these companies is COCA-COLA WEST JAPAN COMPANY, LIMITED, a 21.3% owned affiliate. The common stock of this company is publicly traded. The carrying value of the investment in this company was equal to its underlying book value and amounted to Yen 36,603 million ($342,084 thousand) as of March 31, 2005. The quoted market value of Ricoh's investment in this company was Yen 41,650 million ($389,252 thousand) as of March 31, 2005.

Ricoh's equity in the underlying net book values of the other 20% to 50% owned companies is approximately equal to their individual carrying values of Yen 10,239 million and Yen 12,713 million ($118,813 thousand) at March 31, 2004 and 2005 respectively.

Summarized financial information for all affiliates as of March 31, 2004 and 2005 and for the years ended March 31, 2003, 2004 and 2005 is as follows:

                                                                            Thousands of
                                                         Millions of Yen    U.S. Dollars
                                                       -------------------  ------------
 FINANCIAL POSITION                                      2004      2005         2005
 ---------------------------------------------------------------------------------------
 Assets-
    Current assets                                      104,916   116,247   $  1,086,421
    Other assets                                        155,081   164,170      1,534,299
 ---------------------------------------------------------------------------------------
                                                        259,997   280,417   $  2,620,720
 ---------------------------------------------------------------------------------------
 Liabilities and shareholders' investment-
    Current liabilities                                  37,954    37,426   $    349,776
    Other liabilities                                    12,170    18,512        173,009
    Shareholders' investment                            209,873   224,479      2,097,935
 ---------------------------------------------------------------------------------------
                                                        259,997   280,417   $  2,620,720
 ---------------------------------------------------------------------------------------

                                                                            Thousands of
                                                     Millions of Yen        U.S. Dollars
                                             -----------------------------  ------------
OPERATIONS                                      2003     2004      2005         2005
----------------------------------------------------------------------------------------
Sales                                         338,035   317,512   330,362   $  3,087,495
Costs and expenses                            327,139   307,665   315,729      2,950,738
----------------------------------------------------------------------------------------
Net income                                     10,896     9,847    14,633   $    136,757
----------------------------------------------------------------------------------------

The significant transactions of Ricoh with these affiliates for the years ended March 31, 2003, 2004 and 2005, and the related account balances at March 31, 2004 and 2005 are summarized as follows:

                                                                    Thousands of
                                              Millions of Yen       U.S. Dollars
                                        --------------------------  ------------
                                         2003      2004     2005        2005
--------------------------------------------------------------------------------
Transactions-
   Sales                                 26,510   19,534   19,365    $   180,981
   Purchases                             19,808   18,714   27,286        255,009
   Dividend income                        1,236    1,064    1,154         10,785
 -------------------------------------------------------------------------------

Unrealized profits regarding the above transactions were eliminated in the consolidated financial statements.

                                                             Thousands of
                                          Millions of Yen    U.S. Dollars
                                        -------------------  ------------
                                          2004     2005          2005
-------------------------------------------------------------------------
 Account balances-
    Receivables                           3,530    3,416     $     31,925
    Payables                              2,217    2,964           27,701
-------------------------------------------------------------------------

As of March 31, 2005, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of Yen 42,900 million ($400,935 thousand).

7.      GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization is as follows:

                                                                 Millions of Yen
                              ------------------------------------------------------------------------------
                                              2004                                  2005
                              -------------------------------------------------------------------------------
                               Gross                                    Gross
                              carrying    Accumulated   Net carrying   carrying   Accumulated    Net carrying
                               amount    amortization      amount       amount    amortization      amount
-------------------------------------------------------------------------------------------------------------
Other intangible assets
 subject to amortization:
    Software                    44,844        (20,286)        24,558     58,681        (28,277)        30,404
    Trade name and
     customer base              12,699         (4,382)         8,317     29,937         (6,877)        23,060
    Other                       13,733         (4,802)         8,931     18,287         (3,848)        14,439
-------------------------------------------------------------------------------------------------------------
    Total                       71,276        (29,470)        41,806    106,905        (39,002)        67,903

Other intangible assets
  not subject to
  amortization                                                 1,427                                    1,511
                                                        ------------                             ------------
Total other intangible                                        43,233                                   69,414
  assets

-------------------------------------------------------------------------------------------------------------
                                                                            Thousands of U.S. Dollars
                                                                  -------------------------------------------
                                                                                      2005
                                                                  -------------------------------------------
                                                                      Gross
                                                                     carrying    Accumulated    Net carrying
                                                                      amount     amortization      amount
------------------------------------------------------------------------------------------------------------
Other intangible assets
 subject to amortization:
    Software                                                        $  548,421   $   (264,271)  $     284,150
    Trade name and
     customer base                                                     279,785        (64,271)        215,514
    Other                                                              170,906        (35,963)        134,943
                                                                    -----------------------------------------
    Total                                                              999,112       (364,505)        634,607

Other intangible assets
  not subject to
  amortization                                                                                         14,122
                                                                                                -------------
Total other intangible                                                                          $     648,729
  assets
-------------------------------------------------------------------------------------------------------------

Gross carrying amount of software was increased for the year ended March 31, 2005 mainly due to back-office information systems development. Other intangible assets subject to amortization other than software was increased for the year ended March 31, 2005 mainly due to acquisition as described in Note 3.

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2003, 2004 and 2005 were Yen 6,993 million, Yen 9,284 million and Yen 11,405 million ($106,589 thousand). The future amortization expense for each of the five years relating to intangible assets currently recorded in the consolidated balance sheets is estimated to be the following at March 31, 2005:

                                                                                                 Thousands of
 Years ending March 31                                                        Millions of Yen    U.S. Dollars
-------------------------------------------------------------------------------------------------------------
        2006                                                                           15,313    $    143,112
        2007                                                                           12,038         112,504
        2008                                                                            9,531          89,075
        2009                                                                            7,643          71,430
        2010                                                                            2,993          27,972
-------------------------------------------------------------------------------------------------------------

The changes in the carrying amounts of goodwill for the year ended March 31, 2004 and 2005, were as follows:

                                                                                                  Thousands of
                                                                                Millions of Yen   U.S. Dollars
                                                                             -------------------  ------------
                                                                                2004      2005        2005
--------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                   28,109    25,298   $    236,430
Goodwill acquired during the year                                                 383    21,722        203,009
Foreign exchange impact                                                        (3,194)      482          4,505
--------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         25,298    47,502   $    443,944
--------------------------------------------------------------------------------------------------------------

As of March 31, 2005, the carrying value of all goodwill was allocated to the office equipment segment.

8.      INCOME TAXES

Income before income taxes, minority interests, equity in earnings of affiliates and cumulative effect of accounting change and provision for income taxes for the years ended March 31, 2003, 2004 and 2005 are as follows:

                                                                                                 Thousands of
                                                                     Millions of Yen             U.S. Dollars
                                                       ---------------------------------------  -------------
                                                          2003          2004          2005             2005
-------------------------------------------------------------------------------------------------------------
Income before income taxes, minority interests,
 equity in earnings of   affiliates and cumulative
  effect of accounting change:
   Domestic                                              84,946        98,162        88,562       $   827,682
   Foreign                                               38,524        44,901        46,821           437,579
-------------------------------------------------------------------------------------------------------------
                                                        123,470       143,063       135,383       $ 1,265,261
-------------------------------------------------------------------------------------------------------------
 Provision for income taxes- Current:
      Domestic                                           50,103        38,908        28,081       $   262,439
      Foreign                                            13,080        14,395        11,200           104,673
-------------------------------------------------------------------------------------------------------------
                                                         63,183        53,303        39,281           367,112
-------------------------------------------------------------------------------------------------------------
    Deferred:
      Domestic                                           (9,043)        1,951         8,737            81,654
      Foreign                                            (2,156)        1,387         2,616            24,449
-------------------------------------------------------------------------------------------------------------
                                                        (11,199)        3,338        11,353           106,103
-------------------------------------------------------------------------------------------------------------
 Consolidated provision for income taxes                 51,984        56,641        50,634       $   473,215
-------------------------------------------------------------------------------------------------------------

Total income taxes are allocated as follows:

                                                                                                 Thousands of
                                                                    Millions of Yen              U.S. Dollars
                                                       ---------------------------------------  -------------
                                                          2003          2004          2005             2005
-------------------------------------------------------------------------------------------------------------
 Provision for income taxes                              51,984        56,641        50,634       $   473,215
 Shareholders' investment:
    Foreign currency translation adjustments               (826)       (1,334)        3,378            31,570
    Unrealized gains (losses) on securities              (1,130)       (3,617)          407             3,804
    Unrealized gains (losses) on derivatives                 (9)          109            97               906
    Minimum pension liability adjustment                (30,811)       49,733           129             1,206
 Cumulative effect of accounting change                       -         5,722             -                 -
-------------------------------------------------------------------------------------------------------------
                                                         19,208       107,254        54,645       $   510,701
-------------------------------------------------------------------------------------------------------------

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax approximately 8%, which in the aggregate resulted in the normal statutory tax rate of approximately 41%. Based on an enacted change in the Japanese tax laws in March 2003, the normal statutory tax rate was reduced to approximately 41% effective April 1, 2004, and such rate has been used in calculating the future expected tax effects of temporary differences and carryforwards expected to be settled or realized on or after April 1, 2004. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2003, 2004 and 2005 as a result of the following:

                                                                               2003         2004         2005
-------------------------------------------------------------------------------------------------------------
Normal statutory tax rate                                                       42%          42%          41%
Nondeductible expenses                                                           1            1            1
Tax benefits not recognized on operating losses of certain consolidated
 subsidiaries                                                                    3            2            1
Utilization of net operating loss carryforward not previously recognized        (4)          (1)          (2)
Tax credit for increased research and development expense                       (1)          (3)          (3)
Effect of change in enacted tax rate                                             2            1            -
Other, net                                                                      (1)          (2)          (1)
------------------------------------------------------------------------------------------------------------
Effective tax rate                                                              42%          40%          37%
------------------------------------------------------------------------------------------------------------

Nondeductible expenses include directors' bonuses and entertainment expenses.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred income tax assets and liabilities as of March 31, 2004 and 2005 are as follows:

                                                                                                 Thousands of
                                                                          Millions of Yen        U.S. Dollars
                                                                    --------------------------  -------------
                                                                        2004         2005           2005
-------------------------------------------------------------------------------------------------------------
Assets:
   Accrued expenses                                                    22,165        20,717       $  193,617
   Property, plant and equipment                                        3,316         3,458           32,318
   Accrued pension and severance costs                                 31,372        33,781          315,710
   Net operating loss carryforwards                                    10,778         5,993           56,009
   Other                                                               29,655        27,400          256,075
------------------------------------------------------------------------------------------------------------
                                                                       97,286        91,349          853,729
   Less- Valuation allowance                                           (9,010)       (7,079)         (66,159)
------------------------------------------------------------------------------------------------------------
                                                                       88,276        84,270       $  787,570
------------------------------------------------------------------------------------------------------------
Liabilities:
   Sales-type leases                                                   (6,853)       (6,548)      $  (61,196)
   Undistributed earnings of foreign subsidiaries and
    affiliates                                                        (15,602)      (17,092)        (159,738)
   Net unrealized holding gains on available-for-sale
    securities                                                         (4,390)       (4,592)         (42,916)
   Basis difference of acquired intangible assets                      (2,930)      (11,482)        (107,308)
   Other                                                               (7,039)      (13,765)        (128,646)
------------------------------------------------------------------------------------------------------------
                                                                      (36,814)      (53,479)      $ (499,804)
------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                51,462        30,791       $  287,766
------------------------------------------------------------------------------------------------------------

Net deferred tax assets as of March 31, 2004 and 2005 are included in the consolidated balance sheets as follows:

                                                                                                 Thousands of
                                                                         Millions of Yen         U.S. Dollars
                                                                    --------------------------  -------------
                                                                        2004         2005           2005
-------------------------------------------------------------------------------------------------------------
Deferred income taxes and other (Current Assets)                       41,213        37,812       $  353,383
Lease deposits and other (Non-current Assets)                          47,122        42,393          396,196
Accrued expenses and other (Current Liabilities)                         (578)         (647)          (6,047)
Deferred income taxes (Long-Term Liabilities)                         (36,295)      (48,767)        (455,766)
-------------------------------------------------------------------------------------------------------------
                                                                       51,462        30,791       $  287,766
-------------------------------------------------------------------------------------------------------------

The net changes in the total valuation allowance for the years ended March 31, 2003, 2004 and 2005 was decreases of Yen 2,107 million, Yen 183 million and Yen 1,931 million ($18,047 thousand), respectively. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

In assessing the realizability of deferred tax assets, Ricoh considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and whether loss carryforwards are utilizable. Ricoh considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, Ricoh believes it is more likely than not that the benefits of these deductible differences, net of the existing valuation allowance will be realized. The amount of the deferred tax asset considered realizable, however, would be reduced if estimates of future taxable income during the carryforward period are reduced.

As of March 31, 2005, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately Yen 17,530 million ($163,832 thousand) which were available to reduce future income taxes, if any. Approximately Yen 1,293 million ($12,084 thousand) of the operating losses will expire within 3 years and Yen 9,595 million ($89,673 thousand) will expire within 4 to 7 years. The remainder principally have an indefinite carryforward period.

The Company has not recognized a deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of Yen 157,159 million ($1,468,776 thousand) as of March 31, 2005 because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

9.      SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2004 and 2005 consist of the following:

                                             Weighted average                                      Thousands of
                                               interest rate               Millions of Yen         U.S. Dollars
                                          ------------------------ ----------------------------- --------------
                                               2004      2005              2004          2005           2005
---------------------------------------------------------------------------------------------------------------
Borrowings, principally from banks             1.7%       3.5%            19,359         8,641        $  80,757
Commercial paper                               0.8        2.9             49,593        30,069          281,019
---------------------------------------------------------------------------------------------------------------
                                                                          68,952        38,710         $361,776
---------------------------------------------------------------------------------------------------------------

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institutions hold the issuing programs of commercial paper and medium-term notes. Unused lines of credit amounted to Yen 634,273 million and Yen 689,993 million ($6,448,533 thousand) as of March 31, 2004 and 2005, respectively, of which Yen 182,764 million and Yen 219,291 million ($2,049,449 thousand) related to commercial paper and Yen 131,966 million and Yen 128,346 million ($1,199,495 thousand) related to medium-term notes programs at prevailing interest rates.

10.     LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2004 and 2005 consists of the followings:

                                                                                                   Thousands of
                                                                          Millions of Yen          U.S. Dollars
                                                                 ------------------------------- -----------------
                                                                         2004           2005             2005
------------------------------------------------------------------------------------------------------------------
Bonds-
   2.075%, straight bonds, payable in yen, due April 2005               40,000         40,000       $   373,832
   0.87%, straight bonds, payable in yen, due March 2007                35,000         35,000           327,103
   1.34%, straight bonds, payable in yen, due March 2009                25,000         25,000           233,645
   1.17%, straight bonds, payable in yen, due June 2004 issued
     by a consolidated subsidiary                                       10,000              -                 -
   0.73%, straight bonds, payable in yen, due June 2006 issued
     by a consolidated subsidiary                                       10,000         10,000            93,458
   0.70%, straight bonds, payable in yen, due June 2007 issued
     by a consolidated subsidiary                                       10,000         10,000            93,458
   2.10%, straight bonds, payable in yen, due October 2009
     issued by a consolidated subsidiary                                10,000         10,000            93,458
   Medium-term notes, 0.30% weighted average, due through 2015
     issued by a consolidated subsidiary                                16,000         22,000           205,607
------------------------------------------------------------------------------------------------------------------
         Total bonds                                                   156,000        152,000         1,420,561
------------------------------------------------------------------------------------------------------------------
Unsecured loans-
   Banks and insurance companies,
     1.37% weighted average, due through 2011                          200,361        212,416         1,985,196
------------------------------------------------------------------------------------------------------------------
Secured loans-
   Banks, insurance companies and other financial institution,
     1.09% weighted average, due through 2013                            1,410          1,133            10,589
------------------------------------------------------------------------------------------------------------------
Capital lease obligations (see Note 2(j))                                3,141          3,804            35,551
------------------------------------------------------------------------------------------------------------------
         Total                                                         360,912        369,353         3,451,897
SFAS 133 fair value adjustment                                           2,868          2,022            18,898
Less- Current maturities included in current liabilities               (82,210)      (144,808)       (1,353,346)
------------------------------------------------------------------------------------------------------------------
                                                                       281,570        226,567       $ 2,117,449
------------------------------------------------------------------------------------------------------------------

Secured loans are collateralized by land, buildings and lease receivables with a book value of Yen 3,312 million ($30,953 thousand) as of March 31, 2005.

All bonds outstanding as of March 31, 2005 are redeemable at the option of Ricoh at 100% of the principal amounts under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh presently is in compliance with such covenants as of March 31, 2005.

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

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2005 are as follows:

                                                                   Thousands of
Years ending March 31                    Millions of Yen           U.S. Dollars
-------------------------------------------------------------------------------
2006                                          144,572              $  1,351,140
2007                                          100,418                   938,486
2008                                           54,105                   505,654
2009                                           34,105                   318,738
2010                                           34,561                   323,000
2011 and thereafter                             1,592                    14,879
-------------------------------------------------------------------------------
Total                                         369,353              $  3,451,897
-------------------------------------------------------------------------------

11.     PENSION AND RETIREMENT ALLOWANCE PLANS

The Company and certain of its subsidiaries have various trusted contributory and noncontributory employees' pension fund plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. Under the terms of the domestic employee's pension fund ("EPF") plan, the government mandated welfare pension insurance benefit was included and commingled with the primary corporate benefit provided by Ricoh. These contributory and non contributory plans were funded in conformity with governmental regulations which basically require an employer to contribute the unfunded benefit over 20 years.

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

Ricoh accounted for the transfer in accordance with EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". As a result of the transfer, Ricoh recognized as a subsidy from the Japanese government an amount equal to the difference between the fair value of the obligation deemed "settled" with the Japanese government and the assets required to be transferred to the government. The subsidy that Ricoh recognized amounted to Yen 56,972 million. In addition, Ricoh recognized as a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total EPF obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 48,657 million. These gains and losses were included in operating income.

In addition to the EPF plan, the Company had maintained a defined benefit plan for certain qualified employees. Effective January 1, 2004, the Company liquidated this plan and recorded a settlement loss of Yen 5,958 million which was included in selling, general and administrative expenses in the consolidated statement of income.

The changes in the benefit obligation and plan assets of the pension plans for the years ended March 31, 2004 and 2005 are as follows:

                                                                                                    Thousands of
                                                                           Millions of Yen          U.S. Dollars
                                                                   -----------------------------  --------------
                                                                          2004          2005            2005
----------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
     Benefit obligation at beginning of year                             522,275       308,004       $ 2,878,542
     Service cost                                                         15,694        14,762           137,963
     Interest cost                                                        12,719         9,218            86,150
     Plan participants' contributions                                        171           457             4,271
     Amendments                                                          (53,563)          (91)             (851)
     Actuarial loss (benefit)                                             (7,420)        2,697            25,205
     Settlement                                                         (164,522)       (4,316)          (40,336)
     Benefits paid                                                       (15,378)      (19,818)         (185,215)
     Foreign exchange impact                                              (1,972)        3,572            33,383
     Benefit obligation assumed in connection with business
      acquisition                                                              -        23,716           221,645
----------------------------------------------------------------------------------------------------------------
     Benefit obligation at end of year                                   308,004       338,201       $ 3,160,757
----------------------------------------------------------------------------------------------------------------
Change in plan assets:
     Fair value of plan assets at beginning of year                      235,346       210,976       $ 1,971,738
     Actual return on plan assets                                         43,980         9,401            87,860
     Employer contribution                                                16,472        12,359           115,505
     Plan participants' contributions                                        171           457             4,271
     Settlement                                                          (72,812)       (3,192)          (29,832)
     Benefits paid                                                       (10,960)      (13,534)         (126,486)
     Foreign exchange impact                                              (1,221)        2,783            26,009
     Plan assets acquired in connection with business acquisition              -        15,911           148,701
----------------------------------------------------------------------------------------------------------------
     Fair value of plan assets at end of year                            210,976       235,161       $ 2,197,766
----------------------------------------------------------------------------------------------------------------
Funded status                                                            (97,028)     (103,040)      $  (962,990)
Unrecognized net actuarial loss                                          111,528       102,851           961,224
Unrecognized prior service cost                                          (61,599)      (57,134)         (533,963)
Unrecognized net asset at transition, net of amortization                 (1,435)         (984)           (9,196)
----------------------------------------------------------------------------------------------------------------
     Net amount recognized                                               (48,534)      (58,307)      $  (544,925)
----------------------------------------------------------------------------------------------------------------

                                                                                                    Thousands of
                                                                           Millions of Yen          U.S. Dollars
                                                                   -----------------------------  --------------
                                                                          2004          2005            2005
----------------------------------------------------------------------------------------------------------------
Amounts recognized in the balance sheets consist of:
     Prepaid benefit cost                                                      -            28       $       262
     Accrued benefit liability                                           (78,851)      (87,939)         (821,860)
     Intangible assets                                                        92           111             1,037
     Accumulated other comprehensive income, gross of tax                 30,225        29,493           275,636
-----------------------------------------------------------------------------------------------------------------
     Net amount recognized                                               (48,534)      (58,307)      $  (544,925)
-----------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                          283,548       313,715       $ 2,931,916
-----------------------------------------------------------------------------------------------------------------

Weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2005 were as follows:

                                                   2004           2005
-----------------------------------------------------------------------
Discount rate                                      2.9%           3.0%
Rate of compensation increase                      3.4%           3.5%
-----------------------------------------------------------------------

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2003, 2004 and 2005 were as follows:

                                              2003       2004      2005
-----------------------------------------------------------------------
Discount rate                                 3.3%       2.6%      2.9%
Rate of compensation increase                 3.4%       3.4%      3.4%
Expected long-term return on plan assets      3.6%       2.5%      2.9%
-----------------------------------------------------------------------

The net periodic benefit costs of the pension plans for the three years ended March 31, 2005 consisted of the following components:

                                                                                  Thousands of
                                                     Millions of Yen              U.S. Dollars
                                      ----------------------------------------- ---------------
                                             2003          2004          2005           2005
-----------------------------------------------------------------------------------------------
Service cost                                16,943        15,694        14,762        $137,963
Interest cost                               14,292        12,719         9,218          86,150
Expected return on plan assets              (9,763)       (5,872)       (6,571)        (61,412)
Net amortization                             5,081        10,805         1,648          15,402
Settlement loss (benefit)                      (35)       (2,537)         (980)         (9,159)
-----------------------------------------------------------------------------------------------
Total net periodic pension cost             26,518        30,809        18,077        $168,944
-----------------------------------------------------------------------------------------------

In accordance with the provisions of SFAS 87, Ricoh has recorded an adjustment for minimum pension liability at March 31, 2004 and 2005. This liability represents the excess of the accumulated benefit obligations over the fair value of plan assets and severance costs already recognized before recording the minimum pension liability. This excess is primarily attributable to a substantial reduction in the discount rate used in pension calculation and loss on plan assets. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income (loss), net of tax.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                                                                    Thousands of
                                                                         Millions of Yen            U.S. Dollars
                                                                   -----------------------------  -----------------
                                                                          2004          2005              2005
-------------------------------------------------------------------------------------------------------------------
Plans with projected benefit obligations in excess of plan assets:
     Projected benefit obligations                                       308,004       338,201        $3,160,757
     Fair value of plan assets                                           210,976       235,161         2,197,766
Plans with accumulated benefit obligations in excess of plan assets:
     Accumulated benefit obligations                                     229,387       228,695        $2,137,336
     Fair value of plan assets                                           194,654       196,723         1,838,533
-------------------------------------------------------------------------------------------------------------------

Ricoh's benefit plan asset allocation at March 31, 2004 and 2005 are as follows:

                                                      2004            2005
---------------------------------------------------------------------------
Equity securities                                     50.3%           48.5%
Debt securities                                       14.6%           27.1%
Life insurance company general accounts               15.4%           14.8%
Other                                                 19.7%            9.6%
---------------------------------------------------------------------------
Total                                                100.0%          100.0%
---------------------------------------------------------------------------

As discussed in Note 5, Ricoh contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in this trust are qualified as plan assets under SFAS 87.

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial at March 31, 2004 and 2005.

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

Ricoh uses a December 31 measurement date for the pension plans.

Ricoh expects to contribute Yen 12,260 million ($114,579 thousand) to its pension plans for the year ended March 31, 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                                                 Thousands of
Years ending March 31                     Millions of Yen        U.S. Dollars
------------------------------------------------------------------------------
2006                                           11,559                 $108,028
2007                                           13,342                  124,691
2008                                           16,382                  153,103
2009                                           17,151                  160,290
2010                                           17,657                  165,019
2011 - 2015                                    84,421                  788,981
------------------------------------------------------------------------------

Employees of certain domestic subsidiaries not covered by the EPF plan and directors of the Company are primarily covered by unfunded retirement allowances plans. The payments to directors are subject to shareholders' approval.

12.     SHAREHOLDERS' INVESTMENT

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of the legal reserve and additional paid-in capital equals 25% of common stock. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Legal reserves included in retained earnings as of March 31, 2004 and 2005 were Yen 16,894 million and Yen 17,053 million ($159,374 thousand), respectively, and are restricted from being used as dividends.

Semiannual cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the general meeting to be held on June 28, 2005, the shareholders will be asked to approve the declaration of a cash dividend (Yen 10 per share) on the common stock totaling Yen 7,348 million ($68,673 thousand), which will be paid to shareholders of record as of March 31, 2005. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2005.

The Japanese Commercial Code provides that at least one-half of the proceeds from shares issued is included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock between common stock and additional paid-in capital.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company's non-consolidated books and amounted to Yen 325,534 million ($3,042,374 thousand) as of March 31, 2005.

13.     OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

                                                                                       Millions of Yen
                                                                       -------------------------------------------
                                                                         Before-tax        Tax        Net-of-tax
                                                                           amount        expense        amount
------------------------------------------------------------------------------------------------------------------
2003:
      Foreign currency translation adjustments                                   181           826          1,007
      Unrealized gains (losses) on securities:
        Unrealized holding gains (losses) arising during the year             (5,348)        2,065         (3,283)
        Less- Reclassification adjustment for (gains) losses
           realized in net income                                              2,234          (935)         1,299
      Net unrealized gains (losses)                                           (3,114)        1,130         (1,984)
      Unrealized gains (losses) on derivatives:
        Unrealized holding gains (losses) arising during the year               (634)          277           (357)
        Less- Reclassification adjustment for (gains) losses
           realized in net income                                                654          (268)           386
      Net unrealized gains (losses)                                               20             9             29
      Minimum pension liability adjustment                                   (80,220)       30,811        (49,409)
------------------------------------------------------------------------------------------------------------------
      Other comprehensive income (loss)                                      (83,133)       32,776        (50,357)
------------------------------------------------------------------------------------------------------------------

 2004:
      Foreign currency translation adjustments                                (6,727)        1,334         (5,393)
      Unrealized gains (losses) on securities:
        Cumulative effect of accounting change                               (13,095)        5,722         (7,373)
        Unrealized holding gains (losses) arising during the year              7,688        (3,227)         4,461
        Less- Reclassification adjustment for (gains) losses
           realized in net income                                             (2,766)        1,122         (1,644)
      Net unrealized gains (losses)                                           (8,173)        3,617         (4,556)
      Unrealized gains (losses) on derivatives:
        Unrealized holding gains (losses) arising during the year               (105)           42            (63)
        Less- Reclassification adjustment for (gains) losses
           realized in net income                                                368          (151)           217
      Net unrealized gains (losses)                                              263          (109)           154
      Minimum pension liability adjustment                                   123,989       (49,733)        74,256
------------------------------------------------------------------------------------------------------------------
      Other comprehensive income (loss)                                      109,352       (44,891)        64,461
------------------------------------------------------------------------------------------------------------------

                                                                                       Millions of Yen
                                                                       -------------------------------------------
                                                                         Before-tax        Tax        Net-of-tax
                                                                           amount        expense        amount
------------------------------------------------------------------------------------------------------------------
2005:
     Foreign currency translation adjustments                                 12,419        (3,378)         9,041
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year               1,024          (347)           677
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                                 148           (60)            88
     Net unrealized gains (losses)                                             1,172          (407)           765
     Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses) arising during the year                  45           (17)            28
       Less- Reclassification adjustment for (gains) losses
          realized in net income                                                 193           (80)           113
     Net unrealized gains (losses)                                               238           (97)           141
     Minimum pension liability adjustment                                        156          (129)            27
------------------------------------------------------------------------------------------------------------------
     Other comprehensive income (loss)                                        13,985        (4,011)         9,974
------------------------------------------------------------------------------------------------------------------

                                                                                Thousands of U.S. Dollars
                                                                       -------------------------------------------
2005:
     Foreign currency translation adjustments                               $116,065      $(31,570)       $84,495
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year               9,570        (3,243)         6,327
       Less- Reclassification adjustment for (gains) losses
        realized in net income                                                 1,383          (560)           823
     Net unrealized gains (losses)                                            10,953        (3,803)         7,150
     Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses) arising during the year                 421          (159)           262
       Less- Reclassification adjustment for (gains) losses
        realized in net income                                                 1,804          (748)         1,056
     Net unrealized gains (losses)                                             2,225          (907)         1,318
     Minimum pension liability adjustment                                      1,458        (1,206)           252
------------------------------------------------------------------------------------------------------------------
     Other comprehensive income (loss)                                      $130,701      $(37,486)       $93,215
------------------------------------------------------------------------------------------------------------------

Changes in accumulated other comprehensive income (loss) are as follows:

                                                                  Millions of Yen
                               --------------------------------------------------------------------------------
                                                                                                      Total
                                   Foreign        Unrealized      Unrealized        Minimum        Accumulated
                                   currency         gains           gains           pension           other
                                 translation     (losses) on     (losses) on       liability      comprehensive
                                 adjustments      securities     derivatives      adjustment      income (loss)
---------------------------------------------------------------------------------------------------------------
2003:
     Beginning balance               (15,025)         10,566            (207)         (39,710)         (44,376)
     Change during the year            1,007          (1,984)             29          (49,409)         (50,357)
---------------------------------------------------------------------------------------------------------------
     Ending balance                  (14,018)          8,582            (178)         (89,119)         (94,733)
---------------------------------------------------------------------------------------------------------------
2004:
     Beginning balance               (14,018)          8,582            (178)         (89,119)         (94,733)
     Cumulative effect of
      accounting change                    -          (7,373)              -                -           (7,373)
     Change during the year           (5,393)          2,817             154           74,256           71,834
---------------------------------------------------------------------------------------------------------------
     Ending balance                  (19,411)          4,026             (24)         (14,863)         (30,272)
---------------------------------------------------------------------------------------------------------------
2005:
     Beginning balance               (19,411)          4,026             (24)         (14,863)         (30,272)
     Adjustment for change in
      fiscal year end of
      consolidated
      subsidiaries                    (1,849)              -               -              184           (1,665)
     Change during the year            9,041             765             141               27            9,974
---------------------------------------------------------------------------------------------------------------
     Ending balance                  (12,219)          4,791             117          (14,652)         (21,963)
---------------------------------------------------------------------------------------------------------------

                                                           Thousands of U.S. Dollars
                               --------------------------------------------------------------------------------
2005:
     Beginning balance             $(181,411)        $37,626          $ (224)       $(138,907)       $(282,916)
     Adjustment for change in
      fiscal year end of
      consolidated
      subsidiaries                   (17,280)              -               -            1,720          (15,560)
     Change during the year           84,495           7,150           1,318              252           93,215
---------------------------------------------------------------------------------------------------------------
     Ending balance                $(114,196)        $44,776          $1,094        $(136,935)       $(205,261)
---------------------------------------------------------------------------------------------------------------

14.     PER SHARE DATA

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income is as follows:

                                                                 Thousands of shares
                                                     ---------------------------------------
                                                        2003          2004          2005
--------------------------------------------------------------------------------------------
Weighted average common shares outstanding            726,660       742,293       738,160

Effect of dilutive securities:
   Convertible bonds-
    0.35%, payable in yen, due March 2003              23,250             -             -
--------------------------------------------------------------------------------------------
Diluted common shares outstanding                     749,910       742,293       738,160
--------------------------------------------------------------------------------------------

                                                                                                   Thousands of
                                                                   Millions of Yen                 U.S. Dollars
                                                     ------------------------------------------- ---------------
                                                          2003          2004          2005             2005
----------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change     72,513        84,393        83,143            $777,037
 applicable to common shareholders
Effect of dilutive securities:
    Convertible bonds-
     0.35%, payable in yen, due March 2003                   86             -             -                   -
----------------------------------------------------------------------------------------------------------------
Diluted income before cumulative effect of               72,599        84,393        83,143            $777,037
 accounting change
----------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting change, net of tax            -         7,373             -            $      -
----------------------------------------------------------------------------------------------------------------
Net income applicable to common shareholders             72,513        91,766        83,143            $777,037
Effect of dilutive securities:
    Convertible bonds-
     0.35%, payable in yen, due March 2003                   86             -             -                   -
----------------------------------------------------------------------------------------------------------------
Diluted net income                                       72,599        91,766        83,143            $777,037
----------------------------------------------------------------------------------------------------------------

                                                                       Yen                         U.S. Dollars
                                                     ------------------------------------------- ---------------
                                                          2003          2004          2005             2005
----------------------------------------------------------------------------------------------------------------
Earnings per share:
   Basic
      Income before cumulative effect of
       accounting change                                  99.79        113.69        112.64            $   1.05
      Cumulative effect of accounting change                  -          9.94             -                   -
      Net income                                          99.79        123.63        112.64                1.05
   Diluted:
      Income before cumulative effect of
       accounting change                                  96.81        113.69        112.64                1.05
      Cumulative effect of accounting change                  -          9.94             -                   -
      Net income                                          96.81        123.63        112.64                1.05

----------------------------------------------------------------------------------------------------------------

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

FOREIGN EXCHANGE RISK MANAGEMENT

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on those assets and liabilities denominated in foreign currencies.

INTEREST RATE RISK MANAGEMENT

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

FAIR VALUE HEDGES

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2003, 2004 and 2005 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

CASH FLOW HEDGES

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2003, 2004 and 2005 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 32 million ($299 thousand) of the balance of accumulated other comprehensive income as of March 31, 2005.

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

16.     COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2005, Ricoh had outstanding contractual commitments for acquisition or construction of plant, equipment and other assets aggregating Yen 12,550 million ($117,290 thousand).

As of March 31, 2005, Ricoh was also contingently liable as guarantor for employees' housing loans of Yen 230 million ($2,150 thousand), all of which were issued before January 1, 2003.

Ricoh made rental payments totaling Yen 41,024 million, Yen 40,339 million and Yen 39,000 million ($364,486 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, under operating lease agreements for office space and machinery and equipment, which are primarily cancelable and renewable.

As of March 31, 2005, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

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

The estimated fair value of the financial instruments as of March 31, 2004 and 2005 is summarized as follows:

                                                      Millions of Yen                    Thousands of U.S. Dollars
                                  ----------------------------------------------------- ---------------------------
                                            2004                       2005                         2005
                                  -------------------------- -------------------------- ---------------------------
                                    Carrying    Estimated      Carrying    Estimated       Carrying     Estimated
                                     Amount     Fair Value      Amount     Fair Value       Amount      Fair Value
-------------------------------------------------------------------------------------------------------------------
Marketable securities and
 Investment securities                 66,995       66,995        31,292       31,292      $  292,449   $   292,449
Installment loans                      51,455       51,626        50,131       50,292         468,514       470,019
Long-term indebtedness               (281,570)    (284,528)     (226,567)    (228,839)     (2,117,449)   (2,138,682)
Interest rate swap agreements, net      2,266        2,266         1,683        1,683          15,729        15,729
Foreign currency contracts, net         1,876        1,876           181          181           1,692         1,692
Foreign currency options, net            (145)        (145)         (813)        (813)         (7,598)       (7,598)
-------------------------------------------------------------------------------------------------------------------

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

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the years ended March 31, 2003, 2004 and 2005.

(a)     OPERATING SEGMENT INFORMATION

                                                                                                  Thousands of
                                                                 Millions of Yen                  U.S. Dollars
                                                ----------------------------------------------  ------------------
                                                       2003           2004           2005               2005
------------------------------------------------------------------------------------------------------------------
Sales-
    Office equipment                                 1,520,574      1,557,633      1,591,828         $14,876,897
    Other                                              220,539        225,074        224,786           2,100,803
    Intersegment transaction                            (2,755)        (2,462)        (2,506)            (23,420)
------------------------------------------------------------------------------------------------------------------
    Consolidated                                     1,738,358      1,780,245      1,814,108         $16,954,280
------------------------------------------------------------------------------------------------------------------
Operating Expenses-
    Office equipment                                 1,329,776      1,353,304      1,400,121         $13,085,243
    Other                                              222,772        220,391        224,241           2,095,710
    Intersegment transaction                            (2,726)        (2,494)        (2,475)            (23,131)
    Unallocated expense                                 54,882         59,038         56,715             530,047
------------------------------------------------------------------------------------------------------------------
    Consolidated                                     1,604,704      1,630,239      1,678,602         $15,687,869
------------------------------------------------------------------------------------------------------------------
Operating Income-
    Office equipment                                   190,798        204,329        191,707         $ 1,791,654
    Other                                               (2,233)         4,683            545               5,093
    Elimination and unallocated expense                (54,911)       (59,006)       (56,746)           (530,336)
------------------------------------------------------------------------------------------------------------------
    Consolidated                                       133,654        150,006        135,506         $ 1,266,411
------------------------------------------------------------------------------------------------------------------
Other Expenses                                         (10,184)        (6,943)          (123)        $    (1,150)
------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority
 Interests, Equity in Earnings of
 Affiliates and Cumulative Effect of
 Accounting Change                                     123,470        143,063        135,383         $ 1,265,261
------------------------------------------------------------------------------------------------------------------

                                                                                                  Thousands of
                                                                 Millions of Yen                  U.S. Dollars
                                                ----------------------------------------------  ------------------
                                                       2003           2004           2005               2005
------------------------------------------------------------------------------------------------------------------
Total Assets-
    Office equipment                                 1,198,706      1,220,747      1,391,483         $13,004,514
    Other                                              176,296        182,532        164,337           1,535,860
    Elimination                                         (6,908)        (8,047)       (10,174)            (95,084)
    Corporate assets                                   516,828        457,561        408,023           3,813,299
------------------------------------------------------------------------------------------------------------------
    Consolidated                                     1,884,922      1,852,793      1,953,669         $18,258,589
------------------------------------------------------------------------------------------------------------------
Expenditure for segment assets-
    Office equipment                                    65,720         65,366         72,923         $   681,523
    Other                                                7,213          8,712          9,675              90,421
    Corporate assets                                     1,023          1,429          2,103              19,654
------------------------------------------------------------------------------------------------------------------
    Consolidated                                        73,956         75,507         84,701         $   791,598
------------------------------------------------------------------------------------------------------------------
Depreciation-
    Office equipment                                    60,687         57,956         57,020         $   532,897
    Other                                                6,917          7,774          6,504              60,785
    Corporate assets                                     1,954          1,954          3,272              30,580
------------------------------------------------------------------------------------------------------------------
    Consolidated                                        69,558         67,684         66,796         $   624,262
------------------------------------------------------------------------------------------------------------------

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(b)     GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets by location for the years ended March 31, 2003, 2004 and 2005 are as follows:

                                                                                                  Thousands of
                                                                 Millions of Yen                  U.S. Dollars
                                                ----------------------------------------------  -----------------
                                                        2003           2004           2005              2005
-----------------------------------------------------------------------------------------------------------------
Sales-
    Japan                                              896,022        914,060        972,975         $ 9,093,224
    The Americas                                       343,940        326,380        325,597           3,042,963
    Europe                                             354,477        402,392        408,906           3,821,551
    Other                                              143,919        137,413        106,630             996,542
-----------------------------------------------------------------------------------------------------------------
    Consolidated                                     1,738,358      1,780,245      1,814,108         $16,954,280
-----------------------------------------------------------------------------------------------------------------
Long-Lived Assets-
    Japan                                              251,214        248,277        298,192         $ 2,786,841
    The Americas                                        71,850         62,617         65,634             613,402
    Europe                                              34,062         31,000         34,844             325,645
    Other                                               11,742         10,093         10,539              98,495
-----------------------------------------------------------------------------------------------------------------
    Consolidated                                       368,868        351,987        409,209         $ 3,824,383
-----------------------------------------------------------------------------------------------------------------

Ricoh's long-lived assets comprise property, plant and equipment, goodwill, other intangible assets, lease deposits and other.

(c)     ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2003, 2004 and 2005. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                                                   Thousands of
                                                                 Millions of Yen                   U.S. Dollars
                                                ----------------------------------------------  ----------------
                                                        2003           2004           2005               2005
----------------------------------------------------------------------------------------------------------------
Sales-
    Japan
       External customers                              954,310        962,127        994,499        $  9,294,383
       Intersegment                                    320,596        351,070        392,216           3,665,570
----------------------------------------------------------------------------------------------------------------
           Total                                     1,274,906      1,313,197      1,386,715          12,959,953
----------------------------------------------------------------------------------------------------------------
    The Americas
       External customers                              333,935        315,504        322,975           3,018,458
       Intersegment                                      5,620          5,249          7,486              69,963
----------------------------------------------------------------------------------------------------------------
           Total                                       339,555        320,753        330,461           3,088,421
----------------------------------------------------------------------------------------------------------------
    Europe
       External customers                              352,943        400,646        412,333           3,853,579
       Intersegment                                      3,019          3,770          3,310              30,935
----------------------------------------------------------------------------------------------------------------
           Total                                       355,962        404,416        415,643           3,884,514
----------------------------------------------------------------------------------------------------------------
    Other
       External customers                               97,170        101,968         84,301             787,860
       Intersegment                                     72,664         91,373         89,647             837,822
----------------------------------------------------------------------------------------------------------------
           Total                                       169,834        193,341        173,948           1,625,682
----------------------------------------------------------------------------------------------------------------
    Elimination of intersegment sales                 (401,899)      (451,462)      (492,659)         (4,604,290)
----------------------------------------------------------------------------------------------------------------
    Consolidated                                     1,738,358      1,780,245      1,814,108        $ 16,954,280
----------------------------------------------------------------------------------------------------------------
Operating Expenses-
    Japan                                            1,188,760      1,215,875      1,298,640        $ 12,136,822
    The Americas                                       325,228        305,284        316,651           2,959,356
    Europe                                             337,693        382,383        391,271           3,656,738
    Other                                              159,864        182,870        162,042           1,514,411
----------------------------------------------------------------------------------------------------------------
    Elimination of intersegment sales                 (406,841)      (456,173)      (490,002)         (4,579,458)
----------------------------------------------------------------------------------------------------------------
    Consolidated                                     1,604,704      1,630,239      1,678,602        $ 15,687,869
----------------------------------------------------------------------------------------------------------------
Operating Income-
    Japan                                               86,146         97,322         88,075        $    823,131
    The Americas                                        14,327         15,469         13,810             129,065
    Europe                                              18,269         22,033         24,372             227,776
    Other                                                9,970         10,471         11,906             111,271
----------------------------------------------------------------------------------------------------------------
    Elimination of intersegment profit                   4,942          4,711         (2,657)            (24,832)
----------------------------------------------------------------------------------------------------------------
    Consolidated                                       133,654        150,006        135,506        $  1,266,411
----------------------------------------------------------------------------------------------------------------
Other Expenses                                         (10,184)        (6,943)          (123)       $     (1,150)
----------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority
 Interests, Equity in Earnings of
 Affiliates and Cumulative Effect of
 Accounting Change                                     123,470        143,063        135,383        $  1,265,261
----------------------------------------------------------------------------------------------------------------
Total Assets-
    Japan                                            1,064,857      1,071,297      1,187,190        $ 11,095,234
    The Americas                                       201,359        188,644        206,979           1,934,382
    Europe                                             174,541        188,184        228,568           2,136,150
    Other                                               70,458         63,701         66,319             619,804
    Elimination                                       (143,121)      (116,594)      (143,410)         (1,340,280)
    Corporate assets                                   516,828        457,561        408,023           3,813,299
----------------------------------------------------------------------------------------------------------------
    Consolidated                                     1,884,922      1,852,793      1,953,669        $ 18,258,589
----------------------------------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the periods ended as of March 31, 2003, 2004 and 2005.

19.     SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the years ended March 31, 2003, 2004 and 2005:

                                                                                            Thousands of
                                                              Millions of Yen               U.S. Dollars
                                              ------------------------------------------- --------------
                                                     2003          2004          2005            2005
--------------------------------------------------------------------------------------------------------
Research and development costs                      83,551        92,515       110,478        $1,032,505
Advertising costs                                   16,958        17,950        16,442           153,664
Shipping and handling costs                         12,582        12,352        14,043           131,243
--------------------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II. - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE THREE YEARS ENDED MARCH 31, 2005

                                                                                                        (Millions of Yen)
                                                             Additions
                                                    ----------------------------
                                        Balance at   Charged to    Charged to     Deduction                    Balance at
                                       beginning of   costs and      other          from           Translation   end of
              Description                 period      expenses      accounts      reserves(2)(3)    adjustment   period
-------------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2003:
   Allowance for doubtful
    receivables(1)-
     Trade receivables                      18,943        1,000            -        (1,674)            (420)       17,849
     Finance receivables                    13,571        4,147            -        (3,412)             (78)       14,228
   Deferred tax asset valuation
    allowance                               11,300        3,312            -        (4,920)            (499)        9,193

For the year ended March 31, 2004:
   Allowance for doubtful
    receivables(1)-
     Trade receivables                      17,849        1,933            9        (2,179)            (573)       17,039
     Finance receivables                    14,228        3,920            -        (2,823)             (86)       15,239
   Deferred tax asset valuation
     allowance                               9,193        2,280            -        (2,133)            (330)        9,010

For the year ended March 31, 2005:
   Allowance for doubtful
    receivables(1)-
     Trade receivables                      17,039        1,822          (65)       (1,729)             384        17,451
     Finance receivables                    15,239        3,584            -        (2,280)              23        16,566
   Deferred tax asset valuation
    allowance                                9,010        1,212          (23)       (3,298)             178         7,079
-------------------------------------------------------------------------------------------------------------------------

Notes:

(1)  See Note 2(g) to Consolidated Financial Statements.

(2)  Receivables - Write-offs.

(3)  Deferred tax - Realization of tax benefits

