Form 20-F
RICOH CO LTD
filed 2006-06-30
CIK 317891

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 20 - F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended March 31, 2006
                                             --------------
                       Commission file number 2 - 68279
                                              ---------
                            KABUSHIKI KAISHA RICOH
                            ----------------------
            (Exact name of registrant as specified in its charter)

                              RICOH COMPANY, LTD.
                              -------------------
                (Translation of registrant's name into English)

                                     Japan
                                     -----
                (Jurisdiction of incorporation or organization)

              13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan
              ---------------------------------------------------
                   (Address of principal executive offices)

             Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.

                                              Name of each exchange on
          Title of each class                     which registered
                 None                                   None
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

*1,367,524 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2006: 729,552,274 shares (excluding 15,359,804 shares of Treasury Stock)

   Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X]    No [_].

   If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [_]    No [X].

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No [_].

   Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]    Accelerated filer [_]    Non-accelerated
filer [_].

   Indicate by check mark which financial statement item the registrant has elected to follow.

Item17 [_]    Item18 [X].

   If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_]    No [X].

Defined Terms, Conventions and Presentation of Financial Information
--------------------------------------------------------------------

   On June 28, 2006, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 116.42 = U.S.$1.00.

   In this document, the term "Company" refers to Ricoh Company, Ltd., the registrant, and "Ricoh" refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

   Ricoh's fiscal year end is March 31. In this document "fiscal year 2006" refers to Ricoh's fiscal year ended March 31, 2006, and other fiscal years of Ricoh are referred to in a corresponding manner.

   As used in this annual report, "U.S. GAAP" means U.S. generally accepted accounting principles.

Cautionary Statement With Respect to Forward-Looking Statements
---------------------------------------------------------------

Statements made in this annual report with respect to Ricoh's current plans, estimates, strategies and beliefs and other statements that are not historical facts are or may be deemed to be forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, about the future performance of Ricoh. These forward-looking statements are made in reliance upon the protections provided by such acts for forward-looking statements. Forward-looking statements include but are not limited to those using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Ricoh cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Ricoh to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Ricoh disclaims any such obligation. Risks and uncertainties that might affect Ricoh include, but are not limited to (i) general economic conditions in Ricoh's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the Japanese Yen and the U.S. Dollar, the Euro, and other currencies in which Ricoh makes significant sales or in which Ricoh's assets and liabilities are denominated; (iii) Ricoh's ability to continue to design and develop products and services, and win acceptance of its products and services which are offered in highly competitive markets characterized by continual introduction of new products, rapid development in new technology, and consumer preferences that are subjective and likely to change; (iv) Ricoh's ability to successfully implement strategies for its office equipment business, such as further globalization of its operations to increase account sales to corporate clients, reinforcement of the color printer line-up to meet growing demand for color products among its office users, implementation of optimal printing solutions for customers' digitally networked offices and enhancement of printing capabilities centered on multi-functional printers ("MFPs"), and implementation of optimal localization of manufacturing operations so that such operations are closer to the customer; (v) Ricoh's ability to continuously devote sufficient resources to research and development, and capital expenditures for digital and networking equipment, such as digital plain paper copiers ("PPCs"), MFPs and laser printers; (vi) the success of Ricoh's alliances with various computer manufacturers which Ricoh may engage in alliances with in the future; and (vii) the outcome of contingencies.

   Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in "Risk Factors" included in "Item
3. Key Information," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                               TABLE OF CONTENTS

PART I
     Item 1.   Identity of Directors, Senior Management and Advisers          1
     Item 2.   Offer Statistics and Expected Timetable                        1
     Item 3.   Key Information                                                1
     Item 4.   Information on the Company                                     9
     Item 4A.  Unresolved Staff Comments                                     26
     Item 5.   Operating and Financial Review and Prospects                  26
     Item 6.   Directors, Senior Management and Employees                    70
     Item 7.   Major Shareholders and Related Party Transactions             88
     Item 8.   Financial Information                                         89
     Item 9.   The Offer and Listing                                         89
     Item 10.  Additional Information                                        92
     Item 11.  Quantitative and Qualitative Disclosures About Market Risk   106
     Item 12.  Description of Securities Other Than Equity Securities       109

PART II
     Item 13.  Defaults, Dividend Arrearages and Delinquencies              109
     Item 14.  Material Modifications to the Rights of Security Holders
               and Use of Proceeds                                          109
     Item 15.  Controls and Procedures                                      109
     Item 16   [RESERVED]                                                   110
     Item 16A. Audit Committee Financial Expert                             110
     Item 16B. Code of Ethics                                               110
     Item 16C. Principal Accountant Fees and Services                       110
     Item 16D. Exemptions from the Listing Standards for Audit Committees   113
     Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
               Purchasers                                                   113

PART III
     Item 17.  Financial Statements                                         113
     Item 18.  Financial Statements                                         113
     Item 19.  Exhibits                                                     113

Item 1. Identity of Directors, Senior Management and Advisers
        -----------------------------------------------------

   Not applicable.

Item 2. Offer Statistics and Expected Timetable
        ---------------------------------------

   Not applicable.

Item 3. Key Information
        ---------------

A. Selected Financial Data.

   The following selected consolidated financial data have been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh's audited consolidated balance sheets as of March 31, 2005 and 2006, the related consolidated statements of income, shareholders' investment and cash flows for the three years ended March 31, 2004, 2005 and 2006 and the notes thereto that appear elsewhere in this annual report.

                                        Millions of Yen except per share amounts and number of shares
                                                            Year ended March 31,
                               ------------------------------------------------------------------------------
                                    2002            2003            2004            2005            2006
                               --------------  --------------  --------------  --------------  --------------
INCOME STATEMENT DATA:
Net sales:                          1,672,340       1,738,358       1,780,245       1,814,108       1,915,090

Operating income                      129,695         133,654         150,006         135,506         152,014
Net income                             61,614          72,513          91,766          83,143          97,057

PER AMERICAN DEPOSITARY
SHARE:
   Net income (Basic)                  441.35          498.95          618.15          563.20          661.65
   Net income (Diluted)                412.30          484.05          618.15          563.20          661.65

BALANCE SHEET DATA:
Total Assets                        1,832,928       1,884,922       1,852,793       1,953,669       2,041,183
Shareholders' investment              633,020         657,514         795,131         862,998         960,245
Common Stock                          120,461         135,364         135,364         135,364         135,364
Weighted Average Number of
  shares outstanding              698,025,167     726,659,698     742,292,806     738,160,042     733,434,414

Cash dividends declared
Per American Depositary Share:
       Interim                          30.00           35.00           40.00           50.00           60.00
                                       ($0.24)         ($0.28)         ($0.36)         ($0.49)         ($0.50)

       Year-end                         35.00           35.00           50.00           50.00           60.00
                                       ($0.29)         ($0.29)         ($0.46)         ($0.45)         ($0.52)

                                                          Millions of Yen except per share amounts and number of shares
                                                                      Year ended March 31,
                                                          -------------------------------------------------------------
                                                              2002         2003         2004        2005        2006
                                                          ------------ ------------ ----------- ----------- -----------
At year-end:
   Cash and cash equivalents                               170,172      189,243      203,039     186,857     187,055
   Capital investments                                      75,676       73,956       75,507      84,701     102,054
   Long-term indebtedness, excluding current installment   332,995      345,902      281,570     226,567     195,626

Notes:

    1. Each American Depositary Share represents five shares of Ricoh Common Stock.
    2. Long-term indebtedness includes convertible bonds and debentures in fiscal year 2002.

   In the preceding table, cash dividends declared in U.S. Dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

   On June 28, 2006, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 116.42 = U.S.$1.00.

   The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York during the previous six months and prior five fiscal years:

     December January February March  April   May
       2005    2006     2006   2006   2006    2006
     -------- ------- -------- ------ ------ ------
High  115.78  113.96   115.82  115.89 113.79 110.07
Low   120.93  117.55   118.95  119.07 118.66 113.46

                Year ended March 31,
         ----------------------------------
          2002   2003   2004   2005   2006
         ------ ------ ------ ------ ------
Year-end 132.70 118.07 104.18 107.22 117.48
Average* 125.64 121.10 112.75 107.28 104.64
High     115.89 115.71 104.18 102.26 104.41
Low      134.77 133.40 120.55 114.30 120.93

* The average Japanese Yen exchange rates represent average noon buying rate on the last business day of each month during the respective period.

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

RICOH MUST SUCCESSFULLY OPERATE IN HIGHLY COMPETITIVE MARKETS

   The document imaging and management industry, including the copier industry, is intensely competitive. Ricoh expects to face increased competition in the various markets in which it operates. Currently, Ricoh's competitors include other large manufacturers and distributors of office equipment. In addition, as digital and other new technology develops and as new office equipment products using these newly developed technologies gain increased market acceptance, Ricoh may find itself competing with new competitors that develop such new technologies, including computer software and hardware manufacturers and distributors. Accordingly, it is possible that new competitors or alliances among existing and new competitors may emerge and rapidly acquire significant market share. While Ricoh believes it is a leading manufacturer and distributor in the document imaging and management industry and it intends to maintain its position, no assurances can be made that it will continue to compete effectively in the future. Pricing pressures or loss of potential customers resulting from Ricoh's failure to compete effectively may adversely affect Ricoh's financial results and condition.

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

   In addition, operating profits and losses are highly sensitive to the appreciation in the value of the Japanese Yen because the high volume of Ricoh's production and sales activities in the Americas, Europe and Other, such as China, results in a large proportion of revenues and costs denominated in local currencies. Although Ricoh engages in hedging transactions such as forward contracts with several financial institutions having credit ratings satisfactory to Ricoh to minimize the negative effects of short-term fluctuations in foreign exchange rates among major currencies such as the U.S. Dollar, Euro and Japanese Yen, mid-to-long-term volatile changes in the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics, and sales activities and may adversely affect Ricoh's financial results and condition.

CRUDE OIL PRICE FLUCTUATIONS AFFECT RICOH'S RESULTS

   Many of the parts or materials used in manufacturing Ricoh's products are made from oil. If the price of crude oil rises, the purchase price of such product parts or materials may increase as well. Furthermore, a rise in the price of crude oil may lead to an increase in shipping and handling costs due in part to a rise in the cost of fuel and the cost of utilities. Ricoh may not be able to pass these incremental costs onto the sales price of its products. Such fluctuations in crude oil prices may therefore adversely affect Ricoh's financial position and results of operations.

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

RICOH IS SUBJECT TO INTERNAL CONTROL EVALUATIONS AND ATTESTATION OVER FINANCIAL REPORTING UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002

   The United States Securities and Exchange Commission (the "SEC"), as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every company that files reports with the SEC to include a management report on such company's internal controls over financial reporting in its annual report. In addition, the company's independent registered public accounting firm must publicly attest to the adequacy of management's assessment and the effectiveness of the company's internal control over financial reporting. Ongoing compliance with these requirements is complex, costly and time-consuming. If Ricoh fails to maintain effective internal control over financial reporting, Ricoh's management does not timely assess the adequacy of such internal control, or Ricoh's independent registered public accounting firm does not timely attest to the evaluation or issues a qualified opinion, Ricoh could be subject to regulatory sanctions or could face adverse reactions in the financial markets due to a loss of investor confidence.

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

RICOH MAY BE ADVERSELY AFFECTED BY ITS EMPLOYEE BENEFIT OBLIGATIONS

   With respect to its employee benefit obligations and plan assets, Ricoh accrues the cost of such benefits based on applicable accounting policies and funds such benefits in accordance with governmental regulations. Currently, there is no immediate and significant funding requirement; however, if returns from investment assets decrease due to market conditions, such as the fluctuations in the stock or bond markets, additional funding and accruals may be required. Such additional funding and accruals may adversely affect Ricoh's financial position and results of operations.

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

RICOH MAY SUFFER LOSS AS A RESULT OF CATASTROPHIC DISASTER, INFORMATION TECHNOLOGY PROBLEMS OR INFECTIOUS DISEASES

   Several of Ricoh's manufacturing facilities in Japan could be subject to a catastrophic loss caused by earthquakes as such facilities are located in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, Ricoh could experience disruptions in its operations and delays in its production and shipments. If such occurred, Ricoh would likely record a decrease in revenue, and require large expenditures to repair or replace the damaged facility, which would be highly likely to affect Ricoh's financial results and condition.

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

Item 4. Information on the Company
        --------------------------

A. History and Development of the Company

   The Company was originally incorporated as a joint stock corporation (KABUSHIKI KAISHA) on February 6, 1936 in accordance with Japanese law under the name Riken Kankoshi Co., Ltd. as a manufacturer and distributor of sensitized paper for use in copiers. Since its incorporation, Ricoh has expanded its business into related businesses in the office equipment field. It now manufactures and markets copiers, facsimile machines,

MFPs, printers, optical discs, personal computers and servers, network related software and other equipment, including semiconductors, measuring equipment and cameras.

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

May 1961 The Company establishes a sensitized paper plant in Ikeda, Osaka (now known as the Ikeda plant).

October 1961   The Company lists its securities on the First Sections of the
               Tokyo and Osaka Stock Exchanges.

June 1962      The Company starts operations of a paper plant in Numazu,
               Shizuoka, which featured a fully-integrated sensitized paper production system (now known as the Numazu plant).

December 1962  The Company establishes Ricoh of America, Inc. (a subsidiary, now known as Ricoh Corporation).

April 1963     The Company changes its corporate name to Ricoh Company, Ltd.

July 1967      The Company establishes Tohoku Ricoh Co., Ltd. (a subsidiary)
               in Shibata-gun, Miyagi.

May 1971 The Company completes its manufacturing facility in Atsugi, Kanagawa (now known as the Atsugi plant), to which it transfers some of its office equipment production from the Ohmori plant.

June 1971      The Company establishes Ricoh Nederland B.V. (a subsidiary, now known as Ricoh Europe B.V.) in Netherlands.

January 1973   The Company establishes Ricoh Electronics, Inc. (a subsidiary)
               in the United States.

September 1973 The Company lists its securities on the Amsterdam Stock
               Exchange.

December 1976  The Company forms Ricoh Credit Co., Ltd. (a subsidiary, now known as Ricoh Leasing Co., Ltd.).

March 1977     The Company relocates its headquarters to Minato-ku, Tokyo.

July 1978      The Company lists its securities on the Frankfurt Stock
               Exchange.

December 1978  The Company establishes Ricoh Business Machines, Ltd. (a subsidiary, now known as Ricoh Hong Kong Ltd.).

March 1981     The Company builds the Ricoh Electronics Development Center at the Ikeda plant to develop and manufacture electronic devices.

October 1981   The Company lists its securities on the Paris Stock Exchange.

May 1982 The Company establishes a sensitized paper production facilities in Fukui (now known as the Fukui plant), which takes over some of the sensitized paper production from the Osaka plant.

July 1982      The Company launches its information technology equipment
               facility in Hatano, Kanagawa (now known as the Hatano plant).

December 1983  The Company establishes Ricoh UK Products Ltd. (a subsidiary).

October 1985   The Company builds a copier manufacturing plant in Gotemba,
               Shizuoka (now known as the Gotemba plant).

April 1986     The Company opens a research and development facility in
               Yokohama, Kanagawa (now known as the Ricoh Research and
               Development Center) in commemoration of Ricoh's 50th anniversary, to which it transfers some of its research and development operations from the Ohmori plant.

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

January 2001   Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

October 2002  The Company establishes Ricoh China Co., Ltd. (a subsidiary).

April 2003    Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the
              Company.

October 2004  The Company acquires Hitachi Printing Solutions, Ltd. (now known as Ricoh Printing Systems, Ltd.) in Japan.

August 2005   The Company opens Ricoh Technology Center in Ebina, Kanagawa to integrate its domestic R&D facilities and offices.

November 2005 The Company relocates its headquarters to Chuo-ku, Tokyo.

   Our registered office and head office are as follows:

                                       Address                 Telephone number
                       --------------------------------------- ----------------
Registered Head office 3-6 Naka Magome 1-chome, Ohta-ku, Tokyo
                       143-8555, Japan                         +81-3-3777-8111
Executive office       13-1, Ginza 8-chome, Chuo-ku, Tokyo
                       104-8222, Japan                         +81-3-6278-2111

   Principal Capital Investments
   -----------------------------

   Ricoh's capital expenditures for the fiscal years 2004, 2005 and 2006 were Yen 75.5 billion, Yen 84.7 billion and Yen 102.0 billion, respectively. Ricoh directs a significant portion of its capital expenditures towards digital and networking equipment, such as digital plain paper copiers ("PPCs"), multi-functional printers ("MFPs") and laser printers, and manufacturing facilities to maintain or enhance its competitiveness in the industry. In fiscal year 2006, Ricoh also incurred capital expenditures to consolidate some of its operations at the headquarters and its domestic research and development facilities and offices at the Ricoh Technology Center, and to establish a color toner factory in Japan. Ricoh projects that for the fiscal year ending
March 31, 2007, its capital expenditures will amount to approximately Yen 90.0 billion, principally for the following purposes: investment in facilities for the manufacturing of digital and networking equipment with a new engine having higher cost efficiency, quality, security and connectivity, a new polymerized toner factory, and new accounting, and sales force automation and marketing support systems.

B. Business Overview

   Ricoh is a leading manufacturer of office automation equipment. Ricoh's products include copiers, printers, facsimile machines, and related supplies and services. Ricoh is also a prominent manufacturer of digital and advanced electronic devices. In recent years, Ricoh has been rapidly building a solid presence globally as a comprehensive document solutions provider that helps its customers streamline their businesses and decrease operating costs.

PRODUCTS
--------

   As part of the 15th Medium-Term Management Plan, which covers the period from fiscal year 2006 through fiscal year 2008, 2006, Ricoh reclassified its business segments into the "Office Solutions", "Industrial Products" and "Other" segments. Presentation of business segments for prior periods has been restated to conform to current presentation. Its previous segments consisted of the "Office Equipment" and "Other Businesses" segments, effective as of and from April 1 2005. This segment change realigns Ricoh's operating segments in a manner that is consistent with the way in which Ricoh's management currently analyzes its business operations. For additional discussion regarding the 15th Medium-Term Management Plan, see Item 5. Operating and Financial Review and Prospects - OVERVIEW.

   The financial statements and the accompanying disclosure from previous years included in this Form 20-F have been restated in accordance with this new classification system described above.


SALES BY PRODUCT
----------------------------------------------------------------------------------------
                                      Millions of Yen (except for percentages)
                                            For the Year Ended March 31,
----------------------------------------------------------------------------------------
                                    2004                2005                2006
                             -----------------------------------------------------------
OFFICE SOLUTIONS
   Imaging Solutions            1,271,882  71.4%    1,332,299  73.4%    1,446,635  75.5%
   Network System Solutions       188,514  10.6       199,129  11.0       190,593  10.0
INDUSTRIAL PRODUCTS               111,392   6.3       119,408   6.6       120,636   6.3
OTHER                             208,457  11.7       163,272   9.0       157,226   8.2
----------------------------------------------------------------------------------------
       Total                    1,780,245 100.0%    1,814,108 100.0%    1,915,090 100.0%

OFFICE SOLUTIONS
----------------

   This segment consists of products that are widely used in the office environment, and is categorized as follows:

(1) Imaging Solutions

   In fiscal year 2006, the Imaging Solutions product category accounted for 75.5% of Ricoh's net sales.

   The primary functions of products in this category are (i) to produce copies and (ii) to print or produce images using a network. Stand-alone copiers are representative of products in the first group, and MFPs and laser printers are representative of products in the second group.

   The principal products in the Imaging Solutions product category include monochrome and color digital copiers, MFPs, laser printers, digital duplicators, facsimile machines, analog PPCs, and diazo copiers.

   Ricoh continues to be a global leader in PPCs and MFPs and has been a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs and MFPs with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment of copy sizes. PPCs and MFPs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder form toner.

   In recent years, Ricoh has strengthened its digital PPC and MFP product line-up with new product offerings that range from low-end models to high-end models. Furthermore, in order to meet its customers' needs in the office environment, Ricoh continues to strengthen its capabilities in color laser printers, mid- and high-volume or high-speed printers that can be connected to a network. In fiscal year 2006, Ricoh had strong sales growth in printers as it greatly broadened its product line-up, reinforced its sales and distribution channels and expanded its marketing activities. Sales of MFPs and laser printers, designed to provide information technology support for all types of office environments by delivering enhanced basic features (i.e., reduction, enlargements, etc.), simpler operation, reduced paper consumption through electronic storage, and better connectivity with document distribution and storage systems, performed particularly well as such features satisfied the demands of customers. For example, in the MFP product line, Ricoh released its imagio MP C3000/C2500 Series in Japan. Further enhancements were made to the MP C3000/C2500 Series to enable users to easily connect to various document distribution and storage systems and to provide protective measures to ensure the security of the content of the documents being produced. Sales of laser printers also increased with the IPSiO CX9800 and IPSiO CX8800 laser printers performing favorably in the domestic market as these products also met the needs of customers.

   In fiscal year 2005, Ricoh acquired a printing company in Japan, which is now known as Ricoh Printing Systems, Ltd. With this acquisition, Ricoh's printer product line-up expanded to include printers that have super high-speed printing capabilities, a product line in which Ricoh previously did not have any market share. In addition to such specialized super high-speed printers, Ricoh Printing Systems, Ltd. manufactures and markets low- and high-speed printers for the office environment.

   Ricoh offers a comprehensive line of copiers that can be attached to a network. These machines sold well in both the domestic and overseas markets in fiscal year 2006, mainly because the features of these copiers reflected the recent trends in customer needs. Customer demand has shifted toward increased printing speed, networking capabilities, colorization, lower costs of ownership, and enhanced office productivity. In the overseas markets, the release of a number of copier models under the Aficio brand has led to Ricoh's rapid achievement of a dominant position in the digital copier market.

   With respect to facsimile equipment, Ricoh marketed the world's first high-speed facsimile equipment in 1973 with a transmission speed of one minute per page. Since then, Ricoh has been manufacturing various high-speed facsimile machines, including compact, low-priced models that feature multiple functions (such as copying capabilities) and higher memory capacities. The market for facsimile machines continues to mature, with demand shifting towards small and home offices seeking low-cost models as corporate users tend to prefer multifunctional, networkable machines and printers. In addition, corporate users also are moving towards electronic forms of transmitting images using portable document formats that were not widely used or available in the past. In response to these trends in the facsimile market, Ricoh has focused its efforts on offering MFPs with facsimile capability.

(2) Network System Solutions

   The primary function of products in this category is to assist in establishing a network environment for customers. The principal products in this category include personal computers and servers, network systems, application software, and related services and support.

   For fiscal year 2006, this product category accounted for 10.0% of Ricoh's net sales. As in fiscal year 2005, Ricoh continues to enjoy steady growth in the sale of its document solutions software and support services, which allow customers to seamlessly manage electronic and paper-based information. Although sales in personal computers and servers decreased in fiscal year 2006 as compared to fiscal year 2005, customers continued to rely upon Ricoh's support and services to optimize their total printing costs. Through such support services Ricoh has been able to lower total printing costs for its customers by furnishing facility management assistance to its customers in Japan (where physical space is costly) and increasing the efficiency of the printing process.

INDUSTRIAL PRODUCTS
-------------------

   This segment consists of products that are used in the industrial sector. For fiscal year 2006, this segment accounted for 6.3% of Ricoh's net sales. Principal products in this category include thermal media, optical equipment, semiconductor devices, electronic components, and measuring equipment.

   Through technological enhancements in its thermal media business Ricoh was able to expand its business from the production of thermal paper for use in facsimiles to a variety of business areas, including the production of POS sheets, logistics management sheets, reward cards, identification cards, medical films, and other uses.

   Ricoh's optical equipment business utilizes technology originally developed by Ricoh for its copiers and cameras. This business supplies optical equipment and optical supply parts, such as lens units, to third parties.

   Ricoh offers a various types of semiconductor devices. Such devices include application-specific integrated circuits (ASICs) and application specific standard products (ASSPs) that are often used in digital copiers, printers, personal computers and mobile and cellular phones.

   The electronic components business supplies parts to manufacturing plants of Ricoh in connection with the production of its own products, such as copiers and printers, as well as to third parties. Net sales to third parties have increased in response to increased demand for such electronic components.

   Ricoh is one of the leading companies in the measuring equipment business in Japan. Ricoh offers a wide range of measuring equipment such as water meters, gas meters, and gas leak detectors. Sales in the measuring equipment category are greatly affected by fluctuations in market demand.

OTHER
-----

   This segment, which accounted for 8.2% of Ricoh's net sales in fiscal year 2006, includes digital cameras, optical discs, financing and logistics services.

   Ricoh is one of the pioneers in commercializing digital cameras, which have tremendous potential as "image capturing devices." As digital cameras may be used in a variety of ways to input images, Ricoh expects that the sales of digital cameras will continue to grow in the future.

   With respect to optical discs, in fiscal year 2005, Ricoh decided to focus on its media business and withdrew from the self-developed drive business, which used proprietary technology developed by Ricoh, and the key-module/parts unit business. Ricoh's optical disc product line-up includes compact discs
(CDs), CD-R/RW and DVD+RW/+R discs.

   Ricoh provides certain financing services through Ricoh Leasing Co., Ltd. Ricoh Leasing Co., Ltd. leases industrial equipment and medical equipment as well as office equipments, and offers loans, such as support loans, to small businesses and independent doctors.

   Ricoh Logistics System Co. Ltd. offers logistics services in the delivery, distribution and storage of products such as electronic products, office equipment, and electronic and machinery parts.

SALES AND DISTRIBUTION
----------------------

   Ricoh utilizes three channels in the distribution of its products to end-user customers in Japan: (1) direct sales by Ricoh to the end-user customer through approximately 40 domestic subsidiaries and affiliates; (2) sales through independent dealers of office machinery; and (3) sales through independent stationery wholesalers and retailers. Ricoh estimates that over one-half of its domestic unit sales of copiers are conducted through its direct sales channel to the end-user customer, with the remaining balance of unit sales being divided between sales through independent dealers of office machinery and independent stationery wholesalers and retailers. These sales channels are coordinated by Ricoh's seven regional sales subsidiaries located in the Hokkaido, Tohoku, Kanto, Chubu, Kansai, Chugoku and Kyushu areas.

   One of Ricoh's strategies in expanding its overseas marketing and sales channels has been to acquire office equipment sales companies in various locations around the world through which it can sell its products. Accordingly, in addition to selling Ricoh brand name products through its overseas sales subsidiaries, affiliates and independent dealers, similar to Japan, Ricoh also sells its products through the following two marketing and sales channels in the overseas market: (1) sales of products under brand names which Ricoh purchased through acquisitions (i.e., the "Savin" brand, the "Gestetner" brand and the "Lanier" brand) and (2) sales of Ricoh's products as the original equipment manufacturer ("OEM") of copiers and printers of other companies. Savin, Gestetner and Lanier were originally Ricoh's OEM distributors prior to their acquisition. Ricoh has organized sales and distribution channels to accommodate its four operating regions outside of Japan: (1) the Americas;
(2) Europe, Africa, and the Middle East; (3) Asia and Oceania; and (4) China.

   Ricoh recognizes revenue for sales upon the delivery and installation of equipment to its end-user customers. Approximately 15% of Ricoh's total sales revenues is comprised of revenues from sales of equipment generated under sales-type leases. Important information regarding the methods by which Ricoh recognizes revenue is also set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are a part of this annual report.

AFTER-SALES SERVICE
-------------------

   Ricoh provides repair and maintenance services for its products to Ricoh's end-user customers under the belief that periodic and timely maintenance services are essential in preserving Ricoh's market share in the relevant products. These maintenance services are provided to customers pursuant to maintenance service contracts customarily entered into at the time the equipment is sold.

   In Japan, repair and maintenance services are generally provided by Ricoh's service specialists. Ricoh's service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Recently, Ricoh began building nationwide capabilities for its Customer Support System in order to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers that are in operation and provide immediate service to such copiers. The total number of Ricoh's sales and service personnel in Japan is approximately 22,500. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers in the overseas market who purchased Ricoh products. The total number of Ricoh's sales and service personnel overseas is approximately 20,700.

   Additional information regarding how Ricoh accounts for its after-sales services is set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are a part of this annual report.

PRINCIPAL MARKETS
-----------------

   Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh's sales expanded in fiscal year 2006. As noted below, for the fiscal year 2006, sales in Japan, the Americas, Europe and Other as a percentage of total sales were 50.8%, 20.2%, 22.7% and 6.3%, respectively. The table below breaks down for each geographic area the total sales amount and percentage of such sales amount as compared against total net sales for the last three fiscal years.

SALES BY GEOGRAPHIC AREA
--------------------------------------------------------------------------
                   Millions of Yen (except for percentages to net sales)
                               For the Year Ended March 31,
--------------------------------------------------------------------------
                       2004                2005                2006
                ----------------------------------------------------------
JAPAN                914,060  51.3%      972,975  53.6%      972,076  50.8%
THE AMERICAS         326,380  18.3       325,597  17.9       387,412  20.2
EUROPE               402,392  22.6       408,906  22.5       434,800  22.7
OTHER                137,413   7.8       106,630   6.0       120,802   6.3
--------------------------------------------------------------------------
   Total           1,780,245 100.0%    1,814,108 100.0%    1,915,090 100.0%
---------------------------------------------------------------------------

Note: Sales amounts set forth in the above table are based on the location of the purchaser of the product. For example, if the product is manufactured in Japan and sold to a purchaser located in the United States, such sale would be recorded as a sale in the Americas geographic segment.

(1) Japan

   In Japan, the stock market, capital expenditures and corporate performance showed recovery; however the Japanese economy was affected by the escalating prices of raw materials and crude oil, and overall demand in the domestic market was below our expectations. Moreover, market competition in the types of products that Ricoh manufactures and markets has increased in recent years. In order to succeed in this environment, Ricoh has been working to gradually shift its product line-up in Japan from analog stand-alone equipment and monochrome products to digital networkable equipment and color products to respond to trends in customer preferences. Ricoh also offers business solutions with networking systems and equipment whose functions are optimized for the customer's business environment in order to help customers manage their Total Document Volume ("TDV") more effectively and increase efficiency in the office. The acquisition of Ricoh Printing Systems, Ltd. in fiscal year 2005 further enhanced Ricoh's printer business. As discussed under the heading "PRODUCTS", Ricoh Printing Systems, Ltd. manufactures and markets low- and high-speed printers for the office environment, and the acquisition of this company has reinforced Ricoh's office color printer and print-on-demand product lines. As a result of these strategies, the sale of certain products, such as MFPs, color PPCs and color laser printers, increased despite intense competition in the domestic market.

(2) The Americas

   In fiscal year 2006, Ricoh continued to broaden and reinforce its sales network, especially in North America, where the economy remained strong. Ricoh further enhanced its sales and marketing efforts in new printing systems to replace analog equipment in response to customer demands for networkable digital products, color copiers and printers. Ricoh also engaged in various marketing initiatives in an effort to expand its sales to major corporate accounts by taking advantage of its global production and distribution network, and high-quality products. As a result of these efforts, net sales in local currency increased by 13.0%. Net sales denominated in Japanese Yen increased by 19.0% due to the depreciation of the Japanese Yen against the U.S. Dollar.

(3) Europe

   Economic conditions in Europe remained relatively stable in fiscal year 2006 and sales of MFPs and laser printers increased as Ricoh continued to exert its efforts to introduce new products in such product lines. The continuous enhancement and introduction of products in the Office Solutions segment enabled Ricoh to further improve its sales in Europe as customers were able to fulfill more of their office equipment needs through Ricoh. Ricoh was able to increase its sales in both monochrome and color MFPs and laser printers, since the features of these products satisfy the demands of customers and allow Ricoh to maximize its profits. These efforts allowed Ricoh to maintain its top market share position in Europe for copiers and MFPs in fiscal year 2006.

(4) Other

   In fiscal year 2006, customer demand continued to shift from analog models to digital networkable and color models of business equipment in China and the other markets in Asia and Oceania. This led to an increase in sales of MFPs and laser printers in these markets, while sales in the optical discs business decreased. Because the Chinese market is expected to continue to expand, Ricoh continued to place significant importance on the Chinese market not only as a production site but also as a potential market to expand sales of its products in the future. In fiscal year 2006, Ricoh enhanced its Chinese production, sales and services and further reinforced its emphasis on the needs of its customers in order to strengthen its revenues and earnings. This emphasis on emerging markets, including China, is one of the means by which Ricoh plans to achieve growth under the 15/th/ Medium-Term Management Plan, which is discussed in more detail in Item 5. Operating and Financial Review and Prospects - OVERVIEW.

COMPETITION
-----------

   The office equipment industry in which Ricoh primarily competes remains highly competitive and Ricoh continues to encounter intense competition in its Office Solutions segment. Furthermore, competition in each of the product categories in the Office Solutions segment is expected to increase in the future as Ricoh's competitors enhance and expand their product and service offerings. This increase in competition may result in price reductions and decreases in profitability as well as market share in these products. Ricoh cannot provide assurances that it will be able to compete successfully against existing or future competitors. Moreover, Ricoh may face competition from some of its current customers and companies with which Ricoh has strategic business relationships.

   The size and number of our competitors vary across our product categories, as do the resources allocated by our competitors to the markets Ricoh targets. Ricoh's competitors may have greater financial, personnel, and other resources than Ricoh has in a particular market or overall. These competitors may have greater resources available to them to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns than Ricoh. Competitors may also adopt more aggressive pricing policies for their products and make more attractive offers to potential customers, employees, and strategic partners. These competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

   Despite this intense competition in the office equipment industry, Ricoh's management believes that Ricoh will be able to maintain and enhance its position in the global market because of its experience, expertise and technical capabilities as a leading provider of office equipment, and dedication to meet customers' needs.

SEASONALITY
-----------

   Sales in the Office Solutions segment generally increase in March of each year, which is the end of the fiscal year for most Japanese companies. This is due to the increase in demand for these products as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. Sales generated during the month of March each year due to this seasonality accounts for approximately 11% of Ricoh's domestic sales in Japan. However, the effect of this seasonality on a consolidated basis is minimal, as approximately 4% of Ricoh's total consolidated sales are generated during the month of March from domestic sales in Japan.

SOURCES OF SUPPLY
-----------------

   The raw materials, parts, and components used in the production of Ricoh's products are procured on a global basis. Generally, Ricoh maintains multiple suppliers for the most significant categories of raw materials, parts and components. Because very few of the raw materials required by Ricoh in manufacturing its products can be procured in Japan, most of the raw materials used by Ricoh come from outside of Japan. Ricoh monitors the availability of raw materials on a regular basis to ensure that it will not encounter any shortages. Ricoh has not experienced any significant difficulty in obtaining the raw materials, parts and components necessary for it to manufacture its products and believes that it will be able to continue to obtain comparable raw materials, parts and components in sufficient quantities to meet its manufacturing needs in the future. The rise in crude oil prices may lead to an increase in the overall cost of procuring raw materials, parts and components. This is due to the fact that the cost of oil-based parts and components, the processing costs of raw materials and fuel costs of shipping and distributing such raw materials, parts and components may increase as a result of higher crude oil prices. However, Ricoh believes that the effect of price volatility with respect to obtaining raw materials, parts and components necessary in manufacturing its products can be managed.

INTELLECTUAL PROPERTY
---------------------

   Ricoh holds a large number of patents and trademark rights. While Ricoh considers such intellectual property rights to be valuable assets and important for its operations, it believes that its business is not dependent to any material extent upon any single patent or trademark right, or any related group of such rights it holds.

   Ricoh also has many licenses and technical assistance agreements covering a wide variety of products. Such agreements grant Ricoh the right to use certain Japanese and foreign patents or the right to receive certain technical information. However, Ricoh is not materially dependent on any single such license or agreement.

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

GOVERNMENT REGULATIONS
----------------------

   Ricoh's business activities are subject to various government regulations in the various countries in which it operates, including regulations relating to business and investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Ricoh is also subject to environmental regulations in the jurisdictions in which it operates, particularly those jurisdictions in which it has manufacturing, research, or similar operations.

   Two recent environmental regulations which affect Ricoh's business are the European Union Directive on Waste Electrical and Electronic Equipment (WEEE Directive) and the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS Directive). Beginning in August 2005, the WEEE Directive, as enacted by individual European

Union countries, makes manufacturers or distributors of electrical and electronic equipment in the European Union financially responsible for the collection, recycling, treatment, recovery and disposal of recovered electrical and electronic equipments. The RoHS Directive prohibits the use of various heavy metals, such as lead, mercury, cadmium, hexavalent chromium and brominated flame retardants (polybrominated biphenyls or polybrominated diphenyl ethers) in electrical and electronic equipment to be sold in the European Union market from July 2006. A variety of similar environmental regulations have been or are expected to be enacted in other jurisdictions where Ricoh operates. Ricoh is endeavoring to establish appropriate measures to comply with these new regulations.

   Ricoh currently operates, and hopes to continue operating, its business without significant difficulty in complying with applicable government regulations.

C. Organizational Structure

   As of March 31, 2006, the Ricoh Group includes the Company and 298 subsidiaries and 20 affiliates located worldwide. Ricoh's research and development, manufacturing, sales, and service activities center on office equipment, optical equipment, and other devices.

   The Company is the parent of the Ricoh Group. The Company heads the research and development of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

   The following is a list of the principal subsidiaries and affiliates of
Ricoh:

------------------------------------------------------------------------------
                                        Proportion
                            Country of of ownership
Company Name                Formation    interest        Main businesses
------------------------------------------------------------------------------
(SUBSIDIARIES)
------------------------------------------------------------------------------
Ricoh Optical Industries      Japan       100.0     Manufacturing optical
  Co., Ltd.                                         equipment
------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.        Japan       100.0     Manufacturing office
                                                    equipment
------------------------------------------------------------------------------
Ricoh Unitechno Co., Ltd.     Japan       100.0     Manufacturing parts for
                                                    office equipment
------------------------------------------------------------------------------
Ricoh Elemex Corporation      Japan        55.9     Manufacturing and sales of
                                                    office equipment and
                                                    minuteness equipment
------------------------------------------------------------------------------
Ricoh Microelectronics        Japan       100.0     Manufacturing parts for
  Co., Ltd.                                         office equipment
------------------------------------------------------------------------------
Ricoh Keiki Co., Ltd.         Japan       100.0     Manufacturing parts for
                                                    office equipment
------------------------------------------------------------------------------
Ricoh Printing Systems,       Japan       100.0     Manufacturing and sale of
  Ltd.                                              office equipment
------------------------------------------------------------------------------
Ricoh Tohoku Co., Ltd.        Japan       100.0     Sale of office equipment
------------------------------------------------------------------------------
Ricoh Chubu Co., Ltd.         Japan       100.0     Sale of office equipment
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                        Proportion
                           Country of  of ownership
Company Name               Formation     interest        Main businesses
------------------------------------------------------------------------------
Ricoh Kansai Co., Ltd.           Japan     100.0    Sale of office equipment
------------------------------------------------------------------------------
Ricoh Chugoku Co., Ltd.          Japan     100.0    Sale of office equipment
------------------------------------------------------------------------------
Ricoh Kyushu Co., Ltd.           Japan     100.0    Sale of office equipment
------------------------------------------------------------------------------
Hokkaido Ricoh Co., Ltd.         Japan     97.8     Sale of office equipment
------------------------------------------------------------------------------
Ricoh Sales Co., Ltd.            Japan     100.0    Sale of office equipment
------------------------------------------------------------------------------
Ricoh Technosystems Co.,         Japan     100.0    Maintenance, service and
  Ltd.                                              sale of office equipment
------------------------------------------------------------------------------
Ricoh Logistics System           Japan     100.0    Logistics services and
  Co., Ltd.                                         custom clearances
------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.          Japan     51.5     General leasing
                                          (51.1)
------------------------------------------------------------------------------
Ricoh Electronics, Inc.         U.S.A.     100.0    Manufacturing office
                                                    equipment and related
                                                    supplies
------------------------------------------------------------------------------
Ricoh UK Products Ltd.            U.K.     100.0    Manufacturing office
                                                    equipment
------------------------------------------------------------------------------
Ricoh Industrie France          France     100.0    Manufacturing office
  S.A.S.                                            equipment and related
                                                    supplies
------------------------------------------------------------------------------
Ricoh Asia Industry              China     91.0     Manufacturing office
  (Shenzhen) Ltd.                         (100.0)   equipment and related
                                                    supplies
------------------------------------------------------------------------------
Shanghai Ricoh Facsimile         China     94.5     Manufacturing and sale of
  Co., Ltd.                                         office equipment
------------------------------------------------------------------------------
Ricoh Corporation               U.S.A.     100.0    Sale of office equipment
------------------------------------------------------------------------------
Lanier Worldwide, Inc.          U.S.A.     100.0    Sale of office equipment
------------------------------------------------------------------------------
Ricoh Europe B.V.          Netherlands     100.0    Sale of office equipment
------------------------------------------------------------------------------
NRG Group PLC                     U.K.     100.0    Sale of office equipment
------------------------------------------------------------------------------
Ricoh Asia Industry Ltd.    Hong Kong,     90.0     Sale of office equipment
                                 China
------------------------------------------------------------------------------
Ricoh Asia Pacific Pte,      Singapore     100.0    Sale of office equipment
  Ltd.
------------------------------------------------------------------------------
Ricoh China Co., Ltd.            China     100.0    Sale of office equipment
------------------------------------------------------------------------------
Ricoh Finance Nederland    Netherlands     100.0    Corporate finance
  B.V.
------------------------------------------------------------------------------
   And 268 other subsidiaries
------------------------------------------------------------------------------
(AFFILIATES)
------------------------------------------------------------------------------
Coca-Cola West Japan Co.,        Japan     22.2     Manufacturing and sale of
  Ltd.                                    (22.4)    soft drink
------------------------------------------------------------------------------
Sindo Ricoh Co., Ltd.            Korea     20.0     Manufacturing and sale of
                                                    office equipment
------------------------------------------------------------------------------
   And 18 other affiliates
------------------------------------------------------------------------------

Notes:

1.  Proportion of ownership interest includes indirect ownership.
2. Figures in parentheses indicate portion of voting power if different from portion of ownership interest.
3. Ricoh Leasing Co., Ltd. is the only subsidiary of Ricoh that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.

D. Property, Plant and Equipment

   Ricoh manufactures its products primarily in fifteen plants in Japan and six plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. The following table gives certain information as of March 31, 2006 regarding the Company's and its subsidiaries' principal production and other facilities. With the exception of GR Advanced Materials Ltd., the production and other facilities listed below have floor space exceeding 10,000 square meters.

------------------------------------------------------------------------------
                                                   Principal activities and
Name (Location)                   Floor space        products manufactured
------------------------------ ----------------- -----------------------------
                                 (in thousands
                               of square meters)
Japan:
  Ricoh Company, Ltd.
   Ohmori Plant (Tokyo)               52         Parts relating to copiers
   Atsugi Plant (Kanagawa)            72         Office equipment and other
                                                 products
   Numazu Plant (Shizuoka)            80         Paper and toner
   Ikeda Plant (Osaka)                17         Electronic devices
   Hatano Plant (Kanagawa)            15         Printed circuit boards and
                                                 electronic components
   Fukui Plant (Fukui)                34         Papers and toner
   Gotenba Plant (Shizuoka)           70         Office equipment
   Yashiro Plant (Hyogo)              36         Electronic devices
   Ricoh Technology Center            69         Research and development
     (Kanagawa)                                  ("R&D")

   Head Office (Tokyo)                21         Head office and marketing of
                                                 office equipment
   Research & Development             17         Research and development
     Center (Kanagawa)                           ("R&D")
   System Center (Tokyo)              10         Information system center,
                                                 marketing of office equipment
                                                 and other business
   Ginza Office (Tokyo)               11         Marketing of office equipment
                                                 and other business
   Shin-Yokohama office               40         Marketing of office
     (Kanagawa)                                  equipment, other business and
                                                 related services
  Subsidiaries:
   Ricoh Optical Industries           18         Photographic equipment
     Co., Ltd. (Iwate)

   Tohoku Ricoh Co., Ltd.             55         Office equipment, parts
     (Miyagi)                                    relating to copiers and
                                                 duplicators

------------------------------------------------------------------------------
                                                   Principal activities and
Name (Location)                   Floor space        products manufactured
------------------------------ ----------------- -----------------------------
                                 (in thousands
                               of square meters)
   Hasama Ricoh , Inc.                 14        Parts relating to copiers and
     (Miyagi)                                    data processing equipment

   Ricoh Unitechno Co., Ltd.           18        Office equipment
     (Saitama)

   Ricoh Elemex Corporation.           47        Office equipment and
     (Aichi)                                     measuring equipment

   Ricoh Microelectronics              11        Printed circuit boards and
     Co., Ltd. (Tottori)                         electronic components

   Ricoh Keiki Co., Ltd.               10        Printed circuit boards and
     (Saga)                                      parts relating to copiers

  Overseas:
   Ricoh Electronics, Inc.            100        Copiers, parts relating to
   (Irvine, Santa Ana and                        copiers, toner and thermal
     Tustin, California and                      paper
     Lawrenceville, Georgia,
     U.S.A.)

   Ricoh UK Products Ltd.              41        Copiers, parts relating to
   (Telford, United Kingdom)                     copiers and toner

   Ricoh Industries France             42        Copiers, parts relating to
     S.A.S.                                      copiers and thermal paper
   (Colmar, France)

   Ricoh Asia Industry                 42        Copiers, parts relating to
     (Shenzhen) Ltd.                             copiers, and toner
     (Shenzhen, China)

   Shanghai Ricoh Facsimile            17        Copiers, facsimile equipment
     Co., Ltd.                                   and parts relating to copiers
   (Shanghai, China)

   GR Advanced Materials Ltd.           7        Supplies relating to
   (Scotland, United Kingdom)                    duplicators
------------------------------------------------------------------------------

   Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investment in manufacturing facilities is being made for its long-term success.

Item 4A. Unresolved Staff Comments
         -------------------------

   Not applicable.

Item 5. Operating and Financial Review and Prospects
        --------------------------------------------

OVERVIEW

   Ricoh is engaged primarily in the development, manufacturing, sales and servicing of office automation equipment, as well as digital cameras, semiconductor devices and measuring equipment. Ricoh supports its office equipment business by offering customers various "solution" systems that work with personal computers and servers, and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh's support services include assisting customers in setting up their information technology environment or network administration. Ricoh also offers various supplies and peripheral products to be used with its products and systems.

   As part of the 15th Medium-Term Management Plan, which covers the periods from fiscal year 2006 through fiscal year 2008, Ricoh reclassified its business segments into the following three segments beginning in fiscal year 2006:
(i) Office Solutions, which includes Imaging Solutions and Network System Solutions, (ii) Industrial Products, which includes thermal media, optical equipments, semiconductor devices, electronic components and measuring equipments, and (iii) Other, which includes digital cameras, optical discs, financing and logistics services. Ricoh's business segments previously consisted of Office Equipment and Other Businesses. Presentation of business segments for prior periods has been restated to conform to current presentation.

   Ricoh's management believes that this reclassification realigns Ricoh's operating segments in a manner that is consistent with the way in which its management currently manages business operations. The products that are included within the Industrial Products segment have over time become an important source of revenue for Ricoh in terms of both sales and diversification. What these products have in common is that the products within this segment utilize various technologies developed internally by Ricoh for its Office Solutions business and products in this group present a potential niche market for Ricoh in the future. By manufacturing and selling products that utilize these technologies, Ricoh hopes to expand and diversify its revenue base.

   Ricoh distributes its products and competes in the following four geographic areas: (i) Japan, (ii) the Americas, (iii) Europe and (iv) Other, which includes China, Asia (exclusive of Japan) and Oceania. For additional details on Ricoh's business, see Item 4.B. Information on the Company - Business Overview.

   Because of the global nature of Ricoh's operations, Ricoh's results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Although the Japanese economy displayed some upward momentum and the United States economy maintained its strength in fiscal year 2006, the business climate in which Ricoh operates remains unpredictable as a result of the continuing depreciation of the Japanese Yen against the U.S. Dollar and the economic uncertainties of the emerging markets, such as Brazil, Russia, India and China (commonly known as "BRICs").

   Furthermore, competition in the businesses we operate has increased significantly and is likely to continue increasing in the future. The two most significant trends in the office equipment market continues to be the movement towards digital networking systems from stand-alone models and the shift in customers' demands toward color products from monochrome products. In response to these accelerating trends, other companies are introducing color products and digital networking systems, increasing the level of competition in these products. Ricoh seeks to prevail over this intense competition in the office equipment market by continually providing customers with equipment that optimizes the total cost of ownership of such equipment and enhancing office productivity and efficiency.

   Historically, Ricoh's revenues have been derived mainly from the manufacturing and sale of equipment (such as copiers and printers). In the current competitive environment, the key factor to achieving revenue growth continues to be the expansion of available product-lines and areas of services to address the increase in customer demand for digitization, coloring and high print volume, which became possible upon the introduction of printers with high-speed printing capabilities. To achieve sustained growth in the current environment, Ricoh's goal is to broaden its revenue and earnings base by increasing the total copying or printing volume of its customers (which Ricoh refers to as "Building Total Document Volume") and the amount of revenue per copy or printed page. To attain this goal, Ricoh's strategies continue to include (1) replacing monochrome products with color models at prices comparable to those of monochrome models, (2) expanding sales of high-speed models, and (3) deploying printing solutions so that customers can optimize the total output costs of their copiers and printers. In fiscal year 2006, net sales of MFPs as a whole increased by 18.4% as compared to fiscal year 2005. A 23.6% increase in net sales of MFPs with color capabilities in fiscal year 2006 significantly contributed to this 18.4% increase in net sales of MFPs in fiscal year 2006.

   Despite this challenging environment, Ricoh recorded revenue growth for the 12th consecutive year in fiscal year 2006. Ricoh strove to remain competitive and achieve sustained growth by placing a high priority on creating products that added value for customers in new ways (for example, by increasing printing speeds or allowing easier network connectivity) and managing its operations in a highly efficient manner. To this end, Ricoh continues to reinforce its technological strengths by making capital expenditures and investments in research and development to create products and services that can provide new value for its customers. At the same time, Ricoh continues to achieve steady progress in increasing its operating efficiency through cost-cutting measures across its business units, which include the reduction of production costs and the streamlining of its business structure, as well as supply chain management. As part of its strict cost management policy, Ricoh now analyzes the cost structure of its products at the design phase in order to minimize the costs of production. Through such policy, Ricoh seeks to maximize profits. Ricoh also continues to pursue increased efficiency in the use of financial resources by decreasing its interest-bearing debt by effectively managing and utilizing the funds available to it on a group-wide basis.

   Ricoh's consolidated net sales increased by 5.6% to Yen 1,915.0 billion for the fiscal year ended March 31, 2006, from Yen 1,814.1 billion for the fiscal year ended March 31, 2005, due primarily to the increase in net sales of higher-margin, value-added products such as MFPs and laser printers, and the positive effect in fiscal year 2006 of the appreciation of the U.S. Dollar and the Euro relative to the Japanese Yen, which was offset in part by a decline in sales of personal computers, servers and optical discs. Ricoh's operating income increased by 12.2%, while operating income as a percentage of net sales increased from 7.5% to 7.9%. As discussed above, sales in highly profitable product-lines contributed to the increase in operating income in fiscal year 2006.

   Fiscal year 2006 was the first year of the 15th Medium-Term Management Plan. The plan aims to increase corporate growth through an efficient and cost-effective management of Ricoh's business. Under this plan, Ricoh will allocate its business resources in an efficient manner to areas with growth potential and reduce its costs and expenses in order to maximize profits. Ricoh has identified the following business areas as the three key areas with future growth potential: (i) printing, (ii) emerging markets and (iii) the industrial sector. Ricoh plans to enhance its sales and profits by strengthening its position in business in which it currently operates and by expanding into new businesses in the above areas.

   In fiscal year 2006, Ricoh laid the groundwork to attain the goals of the 15th Medium-Term Management Plan. Having identified printing to be an area that presented opportunities for growth, Ricoh has taken steps to increase its offerings of MFPs, laser printers and color printers in fiscal year 2006 to further enhance its comprehensive offering of printers. Ricoh reallocated some of its resources to concentrate on the printing area in order to reinforce sales of its printing solutions, such as BC (black-color) conversion and TCO (total cost of ownership) reduction solution in the office environment. In addition, Ricoh will expand its business scope and size by entering into the high-end production printing market, focusing on low-end color laser printers and improving its sales of printers using Gel Jet technology. Furthermore, Ricoh enhanced its sales structure and solutions platform for document solutions that allow customers to comprehensively reduce work flow in order to promote the sales of such products to major companies, especially corporate customers with global operations.

   Ricoh also worked to promote the effective allocation of management resources to its business in the emerging markets, such as BRICs, as well as to its industrial sector business in fiscal year 2006. Ricoh has focused on the expansion of both its Office Solutions and Industrial Products segment businesses in the emerging markets. For example, Ricoh has established a thermal paper production and sales company in China in response to high market demand for thermal media products in that country. Ricoh considers the establishment of such company in China to be a strategic investment in a country with large growth potential. Ricoh has also focused on the potential niche market for products catering to the needs of the industrial sector, as opposed to individual retail customers.

   Furthermore, in fiscal year 2006, Ricoh continued to emphasize capital expenditures in order to sustain its growth and improve its revenue base. As part of its investment strategy in the areas of sales and services, Ricoh consolidated the product maintenance and service functions of its domestic sales companies in Ricoh Technosystems Co., Ltd., a maintenance and service company. This consolidation allowed Ricoh to unify and enhance its client database system so that it could obtain a better understanding of its customers' needs and improve its ability to identify and offer various maintenance and service solutions tailored to such customers' needs. In addition, with respect to research and development activities, Ricoh consolidated all of its research and development facilities and offices relating to cutting-edge technology that it has developed for its Office Solutions products and established the Ricoh Technology Center, located in Ebina, Kanagawa. Through the integration of leading research and development, Ricoh expects that it will improve the efficiency of its research and development activities in its Office Solutions products.

KEY PERFORMANCE INDICATORS

   The following table shows changes for the last three fiscal years in the key performance indicators that Ricoh's management uses in assessing its performance.

--------------------------------------------------------------------------------
                                                    For the year ended March 31,
                                                   -----------------------------
                                                     2004      2005      2006
                                                   --------  --------  ---------
Net Sales (in billions of Yen)                     1,780.2   1,814.1   1,915.0
Operating income to net sales ratio                    8.4%      7.5%      7.9%
Return on assets                                       7.7%      7.1%      7.8%
Inventory turnover within months                      1.72      1.90      1.82
Interest-bearing debt (in billions of Yen)           432.7     410.0     381.2
--------------------------------------------------------------------------------

Note:Operating income to net sales ratio; Operating income divided by net sales.
     Return on Assets; Net income divided by average total assets for the fiscal year.
     Inventory turnover within months; Inventory divided by cost of sales, multiplied by 12.

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

   Ricoh enters into contractual arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and
(3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

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

   Pension Accounting
   ------------------

   The total costs for employees' severance payments and pension plans represented approximately 2.0%, 0.8% and 1.1% of Ricoh's total costs and expenses for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. The amounts recognized in the consolidated financial statements relating to employees' severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees' severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Among these assumptions, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2006, Ricoh's total amount of unrecognized net actuarial loss was Yen 64.7 billion. The entire amount of unrecognized net actuarial loss will be amortized over the average remaining years of employee service which is approximately 16 years, if such amount exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair value of the plan's assets. Such amortization will increase future pension costs.

   For the fiscal years ended March 31, 2004, 2005 and 2006, Ricoh used expected long-term rates of return on pension plan assets of 2.5%, 2.9% and 3.2%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh's analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 50%, 20%, 20% and 10% of the plan assets will be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2006, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2004, 2005 and 2006 were approximately 18.7% (gain), 4.1% (gain) and 20.9%(gain), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

   With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumptions, Ricoh's weighted average discount rates for the fiscal years ended March 31, 2004, 2005 and 2006 were 2.9%, 3.0% and 2.8%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

   The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh's pension plans as of March 31, 2006.

----------------------------------------------------------------------------------------------
                                                                   CHANGE IN    CHANGE IN PRE-
                                                                PENSION BENEFIT  TAX PENSION
                     CHANGE IN ASSUMPTION                         OBLIGATIONS      EXPENSES
                     --------------------                         -----------      --------
                                                                      (Billions of Yen)

50 basis point increase / decrease in discount rate                 - /+ Yen 22    - /+ Yen 0
50 basis point increase / decrease in expected return on assets          -         - /+ Yen 1
----------------------------------------------------------------------------------------------

   Impairment of Long-Lived Assets and Goodwill
   --------------------------------------------

   As of March 31, 2006, the aggregate of Ricoh's property, goodwill and intangible assets was Yen 399.3 billion, which accounted for 19.6% of the total assets. Ricoh believes that impairment of long-lived assets and goodwill are critical to Ricoh's financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.

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

A. Operating Results

   The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

----------------------------------------------------------------------------------------------------------------------------

                                             Millions of Yen (except percentages)                 Thousands of    % Change
                                ------------------------------------------------------------   U.S. Dollars (1)  -----------

                                        2004                 2005                 2006                2006        2005  2006
----------------------------------------------------------------------------------------------------------------------------
Net Sales
   Products                        1,074,893            1,067,736            1,108,746            $ 9,476,462     (0.7)  3.8
   Post sales and rentals            597,989              627,991              693,138              5,924,256      5.0  10.4
   Other revenue                     107,363              118,381              113,206                967,573     10.3  (4.4)
----------------------------------------------------------------------------------------------------------------------------
       Total                       1,780,245  100.0%    1,814,108  100.0%    1,915,090  100.0%     16,368,291      1.9   5.6
----------------------------------------------------------------------------------------------------------------------------
Cost of Sales
   Products                          693,087              713,057              738,962              6,315,915      2.9   3.6
   Post sales and rentals            245,512              259,591              293,559              2,509,051      5.7  13.1
   Other revenue                      76,020               86,883               82,958                709,043     14.3  (4.5)
----------------------------------------------------------------------------------------------------------------------------
       Total                       1,014,619   57.0%    1,059,531   58.4%    1,115,479   58.2%      9,534,009      4.4   5.3
----------------------------------------------------------------------------------------------------------------------------
Gross Profit                         765,626   43.0%      754,577   41.6%      799,611   41.8%      6,834,282     (1.4)  6.0

Selling, General and
  Administrative Expenses            623,935   35.0%      619,071   34.1%      647,597   33.9%      5,535,017     (0.8)  4.6
Transfer of the substitutional
  portion of the Employee's
  Pension Fund:
   Settlement loss                    48,657                   --                   --                     --
   Subsidy from
     government                      (56,972)                  --                   --                     --
----------------------------------------------------------------------------------------------------------------------------
       Operating income              150,006    8.4%      135,506    7.5%      152,014    7.9%      1,299,265     (9.7) 12.2
----------------------------------------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend
     income                           (1,925)              (2,240)              (2,896)               (24,752)
   Interest expense                    5,290                4,684                5,242                 44,803
   Foreign currency exchange
     (gain) loss, net                  6,136               (1,547)              (3,748)               (32,034)
   Other, net                         (2,558)                (774)              (2,783)               (23,786)
----------------------------------------------------------------------------------------------------------------------------
       Total                           6,943    0.4%          123    0.0%       (4,185)  (0.3%)       (35,769)   (98.2)   --
----------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes,
  Minority Interests and Equity
  in earnings of Affiliates and
  Cumulative Effect of
  Accounting Change                  143,063    8.0%      135,383    7.5%      156,199    8.2%      1,335,034     (5.4) 15.4
----------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes:           56,641    3.2%       50,634    2.8%       57,563    3.0%        491,991    (10.6) 13.7
----------------------------------------------------------------------------------------------------------------------------
Income before Minority
  Interests and Equity in
  Earnings of Affiliates and
  Cumulative Effect of
  Accounting Change                   86,422               84,749               98,636                843,043
Minority Interests                     4,094                4,726                4,185                 35,769
Equity in Earnings of
  Affiliates                           2,065                3,120                2,606                 22,273
----------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative
  Effect of Accounting
  Change                              84,393    4.7%       83,143    4.6%       97,057    5.1%        829,547     (1.5) 16.7
----------------------------------------------------------------------------------------------------------------------------
Cumulative Effect of
  Accounting Change, Net of
  tax                                  7,373    0.5%           --                   --                     --
----------------------------------------------------------------------------------------------------------------------------
       Net Income                     91,766    5.2%       83,143    4.6%       97,057    5.1%        829,547     (9.4) 16.7
----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                           Yen                                                          Change
                                   --------------------------------------------------------                      -----------------
                                     2004                  2005                   2006                              2005      2006
-----------------------------------------------------------------------------------------------------------------------------------
Reference: Exchange Rates*
   US$ 1                              113.09              107.58                 113.26                              (5.51)    5.68
   EURO 1                             132.65              135.25                 137.86                               2.60     2.61
*  These rates are the annual average exchange rate of the daily average TTM rates published by The Bank of Tokyo-Mitsubishi UFJ, Ltd. These rates are used when consolidating the financial results of Ricoh's overseas subsidiaries with those of the Company.
-----------------------------------------------------------------------------------------------------------------------------------

(1)The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2006" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 117 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006.


SALES BY PRODUCT
----------------------------------------------------------------------------------------------------------

                           Millions of Yen (except for percentages)             Thousands of     % Change
                  ----------------------------------------------------------  U.S. Dollars (1) -----------
                         2004                2005                2006               2006        2005  2006
----------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
 Imaging
   Solutions         1,271,882  71.4%    1,332,299  73.4%    1,446,635  75.5%   $12,364,402      4.8   8.6
 Network System
   Solutions           188,514  10.6       199,129  11.0       190,593  10.0      1,629,000      5.6  (4.3)
INDUSTRIAL
  PRODUCTS             111,392   6.3       119,408   6.6       120,636   6.3      1,031,077      7.2   1.0
OTHER                  208,457  11.7       163,272   9.0       157,226   8.2      1,343,812    (21.7) (3.7)
----------------------------------------------------------------------------------------------------------
       Total         1,780,245 100.0%    1,814,108 100.0%    1,915,090 100.0%   $16,368,291      1.9   5.6
----------------------------------------------------------------------------------------------------------

(1)The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2006" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 117 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006.

FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

   NET SALES. Consolidated net sales of Ricoh for the fiscal year ended
March 31, 2006 increased by 5.6% (or Yen 100.9 billion) to Yen 1,915.0 billion from Yen 1,814.1 billion for the fiscal year ended March 31, 2005. The increase in net sales was primarily due to the increase in net sales in the Office Solutions segment.

   Net sales from the Office Solutions segment accounted for 85.5% of consolidated net sales for fiscal year 2006. A significant portion of such net sales was derived from net sales from the Imaging Solutions category, which accounted for 75.5% of consolidated total net sales, up 2.1 percentage points from fiscal year 2005. The increase in net sales from the Imaging Solutions category was due primarily to the increase in net sales of MFPs and laser printers as a result of Ricoh's introduction of new products in response to the continuing shift in customer preference from stand-alone equipment to multi-functional equipment, which can improve the customer's operations by expanding the digital color networking capacity of their office environment. In particular, sales of MFPs continued to grow in double-digit percentage figures in the overseas markets. Compared to fiscal year 2005, net sales of MFPs increased by 7.4% in Japan and 25.6% overseas. The market in Japan for MFPs is more mature than the overseas markets, as domestic customers have preferred to use multifunctional products that provide network printing and document solution capabilities required to meet the needs of a Japanese office environment in which space and operations are costly. We see more opportunities in the overseas market for MFPs, as the overseas markets have not yet matured as compared to the domestic market, and Ricoh improved its marketing structure in order to develop momentum in sales in the overseas market. Similar to fiscal year 2005, sales of laser printers continued to grow in double-digit percentage figures in both the domestic and overseas markets. Compared to fiscal year 2005, net sales of laser printers increased by 18.9% in Japan and 18.5% overseas. Such increases were due primarily to the continuous release of new products that adequately addressed customer needs in terms of printing quality and speed in both the domestic and overseas markets. Ricoh's subsidiary, Ricoh Printing Systems, Ltd., also contributed to the growth in sales of the Imaging Solutions category as its high-speed printers performed favorably through OEM distributors. In response to customer demands, we offer management and workflow efficiency solutions that are fine-tailored to our customers' printing needs from the operational administration of office network printers and mission-critical business printers to the creation of a high-speed, on-demand printing environment. We also offer professional services such as environment analysis, solutions, custom software design, and more in order to help improve our customers' printing process.

   The increase in net sales in the Imaging Solutions category was partially offset by the decrease in net sales in the Network System Solutions category. The decrease in net sales in the Network System Solutions category was mainly due to lower sales in personal computers and servers in Japan although the support and other services that optimize customers' total printing costs continued to be well-received by customers. Net sales in the Network System Solutions category decreased by 4.3% in fiscal year 2006 as compared to fiscal year 2005.

   In the Industrial Products segment, net sales increased by 1.0% in fiscal year 2006 as compared to fiscal year 2005. The sales of thermal media and electronic components increased due to stable market demand and the demand for semiconductor devices showed signs of recovery as a result of the sales of integrated circuits used in electronic devices such as mobile and cellular phones increased; however, such increase in sales was partially offset by the decrease in sales of optical equipments due to a sluggish demand.

   In the Other segment, net sales decreased by 3.7% mainly due to the decrease in sales of optical discs in the overseas markets as Ricoh completed its withdrawal from the self-developed drive business which used proprietary technology developed by Ricoh, and its key-module/parts unit. While net sales of digital cameras continued to perform favorably in fiscal year 2006, the increase in net sales from digital cameras was not enough to offset the decrease in net sales of the optical discs business.

   The appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen contributed to an increase in consolidated net sales in fiscal year 2006 as compared to fiscal year 2005 in Japanese Yen. Had the foreign currency exchange rates remained the same as in fiscal year 2005, Ricoh's consolidated net sales would have increased by 3.8%.

   Ricoh has expanded the presentation of net sales and cost of sales in the consolidated statements of income to present separate line-items for
(i) revenue derived from its products, (ii) revenue derived from post sale services and rentals of its equipment, including revenue derived from sale of suppliers for its products, and (iii) revenue derived from other sources.

   Products. An increase in net sales derived from products was mainly due to the increase in net sales of MFPs and laser printers as a result of Ricoh's introduction of new products in response to the continuing shift in customers' preference from stand-alone equipments to multi-functional equipments, which can improve the customers' operations by expanding the digital color networking capacity of their office environment. The increase in net sales of MFPs and laser printers completely offset the decrease in net sales of the personal computers and servers in Japan, the optical equipments and the optical discs. In addition, Ricoh's new subsidiary, Ricoh Printing Systems, Ltd., contributed to the growth in the sales of this category. An increase in cost of sales of this category was mainly due to the increase in net sales of MFPs and laser printers.

   Post sales and rentals. An increase in net sales derived from post sales services and rentals of equipment was mainly due to an increase in revenue from post sale services such as maintenance services as well as increase in sales of supplies for MFPs and laser printers. Ricoh continued to direct its marketing and promotional efforts of its equipment rental services towards major corporate clients in Japan and overseas.

   Other revenue. A decrease in net sales derived from other sources was mainly due to the decrease in revenue from financing services.

   COST OF SALES. Consolidated cost of sales for the fiscal year ended
March 31, 2006 increased by 5.3% (or Yen 55.9 billion) to Yen 1,115.4 billion from Yen 1,059.5 billion for the fiscal year ended March 31, 2005. This increase was due primarily to the increase in net sales of MFPs and laser printers, while cost of sales as a percentage of net sales decreased from 58.4% to 58.2%.

   GROSS PROFIT. Consolidated gross profit for the fiscal year ended March 31, 2006 increased by 6.0% to Yen 799.6 billion from Yen 754.5 billion for the fiscal year ended March 31, 2005. Gross profit as a percentage of net sales increased by 0.2 percentage point from 41.6% for the fiscal year ended March 31, 2005 to 41.8% for the fiscal year ended March 31, 2006. This increase in gross profit primarily reflects Ricoh's introduction of new products, and an increase in sales of value-added high-margin products such as MFPs and laser printers.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2006 increased by 4.6% (or Yen 28.5 billion) to Yen 647.5 billion from Yen 619.0 billion for the fiscal year ended March 31, 2005. Ricoh invested Yen 110.3 billion in research and development activity during fiscal year 2006 for the purposes of developing more advanced MFPs and laser printers with new capabilities to maintain Ricoh's large market share position in these products in the current competitive marketplace. Furthermore Ricoh incurred certain expenses relating to
(1) the consolidation of some of its domestic operations at its headquarters in Tokyo, (2) the integration of its domestic R&D facilities and offices at the Ricoh Technology Center, (3) the enhancement of its overseas sales and marketing organization structure and (4) investments in information technologies in connection with the development of its core operating systems in its domestic and overseas. In addition, the appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen resulted in an increase in selling, general and administrative expenses of approximately Yen 8.7 billion.

   OPERATING INCOME. Consolidated operating income for the fiscal year ended March 31, 2006 increased by 12.2% (or Yen 16.5 billion) to Yen 152.0 billion from Yen 135.5 billion for the fiscal year ended March 31, 2005. Operating Income as a percentage of net sales increased by 0.4 percentage point from 7.5% for the fiscal year ended March 31, 2005 to 7.9% for the fiscal year ended March 31, 2006.

   INTEREST AND DIVIDEND INCOME. Consolidated interest and dividend income for the fiscal year ended March 31, 2006 increased by Yen 0.6 billion to Yen 2.8 billion from Yen 2.2 billion for the fiscal year ended March 31, 2005. The increase in interest and dividend income reflected the favorable financial market conditions and the positive change in economic conditions in Japan as dividend income from Japanese companies increased.

   INTEREST EXPENSE. Consolidated interest expense for the fiscal year ended March 31, 2006 increased by Yen 0.5 billion to Yen 5.2 billion from Yen 4.6 billion for the fiscal year ended March 31, 2005. This was due to the increase in short-term borrowings and a rise in interest rates.

   FOREIGN CURRENCY EXCHANGE (GAIN) LOSS, NET. Consolidated foreign currency exchange gain, net included in other (income) expenses for the fiscal year ended March 31, 2006 increased by Yen 2.2 billion to a gain of Yen 3.7 billion from a gain of Yen 1.5 billion for the fiscal year ended March 31, 2005. For additional information on Ricoh's foreign exchange hedging activities, see
Item 11.

   OTHER, NET. Consolidated other, net included in other (income) expenses increased by Yen 2.0 billion to an income of Yen 2.7 billion for the fiscal year ended March 31, 2006 from an income of Yen 0.7 billion for the fiscal year ended March 31, 2005. This increase in income of the other, net in fiscal year 2006 was due to an increase in income derived from the sale of marketable securities and the a gain from nonmonetary exchange of marketable securities as compared to fiscal year 2005.

   PROVISION FOR INCOME TAXES. Total consolidated provision for income taxes for the fiscal year ended March 31, 2006 increased by 13.7% (or Yen 6.9 billion) to Yen 57.5 billion from Yen 50.6 billion for fiscal year ended March 31, 2005. The effective tax rate decreased by 0.5 percentage point to 36.9% for the fiscal year ended March 31, 2006 from 37.4% for the previous fiscal year. This
0.5 percentage point decrease in the effective tax rate was attributable to a Japanese tax credit resulting from (1) the increase in research and development expenses and (2) the investments made by Ricoh in information technologies hardware and software used by the Company. As a result of these tax credits, the effective tax rate was lower than the Japanese statutory tax rate. See Note 8 to the Consolidated Financial Statements for additional information.

   MINORITY INTERESTS. Consolidated minority interests for the fiscal year ended March 31, 2006 decreased by Yen 0.5 billion to Yen 4.1 billion from Yen
4.7 billion for the fiscal year ended March 31, 2005. This decrease was due primarily to provisioning necessitated by quality problems in its measuring equipment business.

   EQUITY IN EARNINGS OF AFFILIATES. Consolidated equity in earnings of affiliates for the fiscal year ended March 31, 2006 decreased by Yen 0.5 billion to Yen 2.6 billion from Yen 3.1 billion for the fiscal year ended March 31, 2005. This decrease was due primarily to deterioration in the business performance of Ricoh's affiliates.


OPERATING SEGMENTS
-----------------------------------------------------------------------------------------------

                           Millions of Yen (except for percentages)     Thousands of
                          ------------------------------------------  U.S. Dollars (1) % Change
                                  2005                  2006                2006
-----------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
   Net sales                 1,531,428  100.0%     1,637,228  100.0%    $13,993,402        6.9
   Operating expenses        1,335,059   87.2      1,434,279   87.6      12,258,795        7.4
   Operating income            196,369   12.8%       202,949   12.4%    $ 1,734,607        3.4
-----------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS
   Net sales                   121,914  100.0%       123,200  100.0%    $ 1,052,991        1.1
   Operating expenses          121,872  100.0        124,108  100.7       1,060,752        1.8
   Operating income                 42    0.0%          (908)  (0.7)%   $    (7,761)        --
-----------------------------------------------------------------------------------------------
OTHER
   Net sales                   163,272  100.0%       157,226  100.0%    $ 1,343,812       (3.7)
   Operating expenses          167,431  102.5        151,114   96.1       1,291,573       (9.7)
   Operating income             (4,159)  (2.5)%        6,112    3.9%    $    52,239         --
-----------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                    (2,506)               (2,564)           $   (21,914)
   Operating expenses           54,240                53,575                457,906
   Operating income            (56,746)              (56,139)           $  (479,820)
-----------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                 1,814,108  100.0%     1,915,090  100.0%    $16,368,291        5.6
   Operating expenses        1,678,602   92.5      1,763,076   92.1      15,069,026        5.0
   Operating income            135,506    7.5%       152,014    7.9%    $ 1,299,265       12.2
-----------------------------------------------------------------------------------------------

(1)The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2006" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 117 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006.

Office Solutions

   Net sales in the Office Solutions segment for the fiscal year ended
March 31, 2006 increased by 6.9% (or Yen 105.8 billion) to Yen 1,637.2 billion from Yen 1,531.4 billion for the fiscal year ended March 31, 2005. This increase was due primarily to the increase in sales of color PPCs, MFPs and laser printers in the Imaging Solutions category in both the domestic and overseas markets. Such products are equipped with advanced digital and networking technologies and were well-received by customers as such products addressed customers' needs for conducting business operations effectively and efficiently by digitalizing and colorizing documents and being capable of handling large volumes of information. Furthermore, Ricoh continued to offer solutions to optimize the total printing costs of its customers in fiscal year 2006 to assist customers manage their Total Document Volume ("TDV") more effectively and efficiently. The increase in net sales of the Imaging Solutions category was partially offset by the decrease in net sales of the Network System Solutions category, which decrease was due primarily to the decrease in net sales of personal computers and servers.

   More specifically, sales in the Imaging Solutions category for the fiscal year ended March 31, 2006 increased by 8.6% (or Yen 114.3 billion) to Yen 1,446.6 billion from Yen 1,332.2 billion for the fiscal year ended March 31, 2005. This increase was primarily due to the increase in net sales of MFPs and laser printers in both the domestic and overseas markets. Overseas sales of digital PPCs continued to perform well although the domestic sales of digital PPCs decreased primarily due to a shift in customer demand from stand-alone equipment to multifunctional products, and from monochrome products to products with color capabilities at the same time. Sales of color PPCs increased in both Japan and overseas as Ricoh made significant strides to introduce new products to the global markets. Ricoh enjoyed a sales growth in the double-digit percentage figures overseas in fiscal year 2006. The double-digit percentage figures were due primarily to the strong sales of both MFPs and laser printers as well as digital and color PPCs as discussed above. With regards to MFPs, Ricoh introduced various new products that offer high-speed performance, networking capabilities and color printing such as "imagio Neo C600Pro (sold overseas as Aficio Color 5560)". This is a new generation of multifunctional color printers with a high-speed printing capability of 55 pages per minute. Moreover, other products arising from the new generation of color MFPs enable the printing of high-quality images by utilizing the Color PxP toner, which uses proprietary technology developed by Ricoh and have high security functions, such as protection to prevent unauthorized copying, etc. The acquisition of the printing company, Ricoh Printing Systems, Ltd., which manufactures and markets both low and high speed printers for the office environment, in fiscal year 2005 has reinforced Ricoh's office color printer and print-on-demand product lines in Japan and overseas.

   Sales in the Network System Solutions category for the fiscal year ended March 31, 2006 decreased by 4.3% (or Yen 8.5 billion) to Yen 190.5 billion from Yen 199.1 billion for the fiscal year ended March 31, 2005. Sales in the solutions business, such as support and services relating to Ricoh's imaging solutions products, continued to increase both in Japan and overseas in fiscal year 2006 due to successful promotional efforts to assist customers in optimizing their total printing costs. In connection with promoting Ricoh's printing solutions, Ricoh provided software and related services to aid in connecting Ricoh's digital MFPs to customers' host system in their office environment, provided the necessary support at customer sites, and strengthened its own sales infrastructure for such network system solutions products. While Ricoh's solutions business performed favorably during fiscal year 2006 as a result of these efforts, the increase in sales resulting from such business did not sufficiently offset the decrease in sales of personal computers and servers in Japan.

   On the whole, the increase in sales in the Imaging Solutions category exceeded the decrease in sales in the Network System Solutions category and net sales in the Office Solutions segment increased by 6.9% for the year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005. Excluding the foreign currency exchange rate fluctuations, sales in the Office Solutions segment would have increased by 4.9% (or Yen 75.0 billion) for the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005.

   During fiscal year 2006, Ricoh incurred expenses relating to the following items: (i) research and development investments in its core products (i.e., MFPs and laser printers in the Image Solutions category), (ii) investments in operating systems relating to accounting and sales force automation and marketing support, (iii) realignment of headquarters functions through the consolidation of several domestic operations at Ricoh's headquarters and the integration of several key R&D facilities and offices in Japan, and
(iv) enhancement of overseas sales organization structure. Ricoh integrated the European Lanier operations into its other subsidiaries in Europe during fiscal year 2006. On the other hand, Ricoh continued to implement strict cost management controls at the product development stage and continued to improve the efficiency of its distribution and production systems based on supply chain management. Despite such cost reduction activities, operating expenses in the Office Solutions segment for the fiscal year ended March 31, 2006 increased by 7.4% (or Yen 99.2 billion) to Yen 1,434.2 billion from Yen 1,335.0 billion for the fiscal year ended March 31, 2005 as Ricoh's expenses exceeded the cost reductions. Notwithstanding the greater increase in operating expenses as compared to operating income, operating income for the Office Solutions segment for the fiscal year ended March 31, 2006 increased by 3.4% (or Yen 6.5 billion) to Yen 202.9 billion from Yen 196.3 billion for the fiscal year ended March 31, 2005. Operating income as a percentage of net sales for the fiscal year ended March 31, 2006 decreased by 0.4 percentage points to 12.4% from 12.8% as compared to the fiscal year ended March 31, 2005.

Industrial Products

   Net sales in the Industrial Products segment for the fiscal year ended
March 31, 2006 increased by 1.1% (or Yen 1.2 billion) to Yen 123.2 billion from Yen 121.9 billion for the fiscal year ended March 31, 2005. This increase was due primarily to the increase in sales in the thermal media products both in Japan and overseas and the increase in sales in the electronic component products overseas. In addition, the semiconductor business showed signs of recovery in the fourth quarter of fiscal year 2006 as compared to fiscal year 2005, due to the recovery in demand for integrated circuits used in electronic products, such as mobile and cellular phones. While sales in the optical equipment business decreased from the previous corresponding period due primarily to sluggish demand, such decrease in sales of the optical equipment business was sufficiently offset by the increase in sales resulting from thermal media, electric component and semiconductor businesses as discussed above.

   With respect to expenses during fiscal year 2006, Ricoh recorded additional expenses that were required to address the quality problems in its measuring equipment business in Japan. As a result of such expenses, operating expenses in the Industrial Products segment for the fiscal year ended March 31, 2006 increased by 1.8% (or Yen 2.2 billion) to Yen 124.1 billion from Yen 121.8 billion for the fiscal year ended March 31, 2005. As a result of the above factors, operating income for the Industrial Products segment for the fiscal year ended March 31, 2006 decreased by Yen 0.9 billion to Yen (0.9) billion as compared to the fiscal year ended March 31, 2005. Operating income as a percentage of net sales for the fiscal year ended March 31, 2006 decreased by
0.7 percentage point to (0.7)% from 0.0% as compared to the fiscal year ended March 31, 2005.

Other

   Net sales in the Other segment for the fiscal year ended March 31, 2006 decreased by 3.7% (or Yen 6.0 billion) to Yen 157.2 billion from Yen 163.2 billion for the fiscal year ended March 31, 2005. In fiscal year 2006, sales of digital cameras increased primarily due to the increase in demand for new digital camera products, such as the GR DIGITAL and the Caplio R4, that were well-received in the global market. Despite the fact that the digital camera business continued to perform well in fiscal year 2006, the increase in sales from such business was not sufficient to offset the decrease in sales of the optical discs business in the overseas market as Ricoh withdrew from the self-developed drive business, which used proprietary technology developed by Ricoh, and its key-module/parts unit business from the second half of fiscal year 2005.

   With respect to expenses, Ricoh's withdrawal from the key-module/parts unit business in fiscal year 2005 was attributable to the decrease in costs and expenses of the Other segment in the fiscal year 2006. As a result of such factors, operating income for the Other segment for the fiscal year ended
March 31, 2006 increased by Yen 10.2 billion to Yen 6.1 billion as compared to the fiscal year ended March 31, 2005. Operating income as a percentage of net sales for the fiscal year ended March 31, 2006 increased by 6.4 percentage points to 3.9% from (2.5) % as compared to the fiscal year ended March 31, 2005.


GEOGRAPHIC SEGMENTS BY GEOGRAPHIC ORIGIN
-------------------------------------------------------------------------------------------

                          Millions of Yen (except for percentages)    Thousands of
                          ----------------------------------------- U.S. Dollars (1)   %
                                  2005                 2006               2006       Change
-------------------------------------------------------------------------------------------
JAPAN
   Net sales                 1,386,715  100.0%    1,411,884  100.0%   $12,067,385      1.8
   Operating expenses        1,298,640   93.6     1,312,655   93.0     11,219,274      1.1
   Operating income             88,075    6.4%       99,229    7.0%   $   848,111     12.7
-------------------------------------------------------------------------------------------
THE AMERICAS
   Net sales                   330,461  100.0%      393,376  100.0%   $ 3,362,188     19.0
   Operating expenses          316,651   95.8       378,108   96.1      3,231,692     19.4
   Operating income             13,810    4.2%       15,268    3.9%   $   130,496     10.6
-------------------------------------------------------------------------------------------
EUROPE
   Net sales                   415,643  100.0%      438,753  100.0%   $ 3,750,026      5.6
   Operating expenses          391,271   94.1       417,341   95.1      3,567,017      6.7
   Operating income             24,372    5.9%       21,412    4.9%   $   183,009    (12.1)
-------------------------------------------------------------------------------------------
OTHER
   Net sales                   173,948  100.0%      200,288  100.0%   $ 1,711,863     15.1
   Operating expenses          162,042   93.2       185,283   92.5      1,583,615     14.3
   Operating income             11,906    6.8%       15,005    7.5%   $   128,248     26.0
-------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                  (492,659)            (529,211)          $(4,523,171)
   Operating expenses         (490,002)            (530,311)           (4,532,572)
   Operating income             (2,657)               1,100           $     9,401
-------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                 1,814,108  100.0%    1,915,090  100.0%   $16,368,291      5.6
   Operating expenses        1,678,602   92.5     1,763,076   92.1     15,069,026      5.0
   Operating income            135,506    7.5%      152,014    7.9%   $ 1,299,265     12.2
-------------------------------------------------------------------------------------------

(1) The above consolidated financial data set forth under the heading
"Thousands of U.S. Dollars 2006" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 117 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006.

Japan

   Sales in Japan for the fiscal year ended March 31, 2006 increased by 1.8% (or Yen 25.1 billion) to Yen 1,411.8 billion from Yen 1,386.7 billion for the fiscal year ended March 31, 2005. In the Office Solutions segment, sales of products in the Imaging Solutions category, including color PPCs, MFPs and laser printers, increased due to Ricoh's strategic sales promotion activities and marketing strategies designed to meet its customers' changing demand from stand-alone monochrome products to networkable color high-speed products. Moreover, the performance of super high-speed printers produced by Ricoh Printing Systems, Ltd., which was acquired in fiscal year 2005, contributed favorably to increased sales in Japan. In addition, sales of solution products such as support services, document management applications and other software increased due to Ricoh's successful promotion of such solutions to optimize the customers' total printing costs. Meanwhile, sales in analog type equipment decreased as such equipment was replaced by MFPs and color equipment, and sales of personal computers and servers also decreased during fiscal year 2006 in Japan. In the Industrial Products segment, sales of optical equipment decreased in Japan due to the sluggish market demand for such equipment compared to fiscal year 2005.

   Operating expenses in Japan for the fiscal year ended March 31, 2006 increased by 1.1% (or Yen 14.0 billion) to Yen 1,312.6 billion from Yen 1,298.6 billion for the fiscal year ended March 31, 2005. The increase in operating expenses was primarily due to the increase in sales volume, especially in exports to foreign countries. While net sales in this segment increased by 1.8% as compared to fiscal year 2005, operating expenses increased by only 1.1% as compared to fiscal year 2005 because of the increase in sales of value-added, high-margin products such as MFPs and laser printers. Although Ricoh was able to decrease its operating expenses as it performed various cost-cutting measures to streamline some of its businesses, the total operating expenses in Japan increased in fiscal year 2006, which is reflected in the 1.1% figure, as Ricoh incurred certain expenses relating to (1) research and development geared towards the development of core products having color printing capabilities,
(2) the consolidation of certain operations at Ricoh's headquarters in Tokyo,
(3) the integration of domestic research and development facilities and offices at the Ricoh Technology Center, and (4) investment in information technology for the development of Ricoh's core operating system.

   As the increase in net sales was greater than the increase in operating expenses, operating income in Japan for the fiscal year ended March 31, 2006 increased by 12.7% (or Yen 11.1 billion) to Yen 99.2 billion from Yen 88.0 billion for the fiscal year ended March 31, 2005.

The Americas

   Net sales in the Americas for the fiscal year ended March 31, 2006 increased by 19.0% (or Yen 62.9 billion) to Yen 393.3 billion from Yen 330.4 billion for the fiscal year ended March 31, 2005. Ricoh continues to focus on increasing sales of MFPs, digital PPCs, color PPCs and laser printers which meet the customers' demand for networking capabilities, coloration, and high-speed products through our efforts to enhance and expand its existing sales channels. In addition, Ricoh continued to focus its marketing and promotional efforts towards major corporate clients for the fiscal year ended March 31, 2006.

   Operating expenses in this geographic segment for the fiscal year ended
March 31, 2006 increased by 19.4% (or Yen 61.4 billion) to Yen 378.1 billion from Yen 316.6 billion for the fiscal year ended March 31, 2005. The increase in operating expenses was due to the increase in sales volume and the depreciation of the Japanese Yen relative to the U.S. Dollar. The percentage change of operating expenses as compared to the previous fiscal year in the Americas was greater than the percentage change of net sales as compared to the previous fiscal year in the Americas as (1) Ricoh incurred marketing expenses to expand its market share in the increasingly competitive business environment in the Americas and (2) Ricoh made various investments in information technology to develop and enhance its core operating system.

Europe

   Sales in Europe for the fiscal year ended March 31, 2006 increased by 5.6% (or Yen 23.1 billion) to Yen 438.7 billion from Yen 415.6 billion for the fiscal year ended March 31, 2005, due primarily to an increase in sales in the Imaging Solutions category for such products as MFPs and laser printers, reflecting Ricoh's continuing efforts to strengthen its sales networks and reinforce the strength of its brand in the European geographic segment. Sales of products with color capabilities increased in fiscal year 2006 as compared to the previous fiscal year due to the launch of new models and the BC (black-color) conversion strategy. Continuing from previous fiscal years, Ricoh maintained its dominance in the copiers and MFP product market in this geographic segment and was ranked number one in terms of market share in the sales of copiers and MFPs in Europe.

   Operating expenses in this geographic segment for the fiscal year ended March 31, 2006 increased by a higher percentage as compared to the percentage increase in net sales, due primarily to the nonrecurring expenses for integration of Lanier operations into its other subsidiaries in Europe.

Other

   Net sales in the Other geographic segment, comprised of China, Asia and Oceania, for the fiscal year ended March 31, 2006, increased by 15.1% (or
Yen 26.3 billion) to Yen 200.2 billion from Yen 173.9 billion for the fiscal year ended March 31, 2005. Sales in the Imaging Solutions category increased in this geographic segment due to active demand for digital, networkable and color products from stand-alone, analog and monochrome equipment. In addition, sales in the semiconductor business in the Industrial Products segment increased due to the recovery in demand for products utilizing semiconductor devices, such as mobile and cellular phones.

   An increase in demand for digital PPCs and MFPs led to an increase in global exports of products manufactured by Ricoh's manufacturing subsidiaries in China, which mainly manufacture low-end digital PPCs and MFPs. Such subsidiaries maintained a high production level in China for the fiscal year ended March 31, 2006, and continued to contribute to the increase in net sales in this geographic segment.

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

   NET SALES. Consolidated net sales of Ricoh for the fiscal year ended
March 31, 2005 increased by 1.9% (or Yen 33.8 billion) to Yen 1,814.1 billion from Yen 1,780.2 billion for the fiscal year ended March 31, 2004. The increase in net sales was primarily due to the increase in net sales in the Office Solutions segment.

More specifically, net sales from the Office Solutions segment accounted for 84.4% of the consolidated net sales for fiscal year 2005. A significant portion of such net sales was derived from net sales from the Imaging Solutions category, which accounted for 73.4% of consolidated total net sales, up 1.7 percentage points from fiscal year 2004. The increase in net sales from the Imaging Solutions category is because of the increase in net sales of MFPs and laser printers due to the acceleration of the change in customer preference from standalone equipment to multi-functional equipment, which can improve the customer's operations by expanding their digital color networking capacity. In particular, sales of MFPs continued to grow in double-digit percentage figures in both the domestic and overseas market places. Compared to fiscal year 2004, net sales of MFPs increased by 26.3% in Japan and 31.4% overseas. Similar to the increase in net sales of MFPs, sales of laser printers continued to grow in double-digit percentage figures in both the domestic and overseas market places. Compared to fiscal year 2004, net sales of laser printers increased by 35.1% in Japan and 11.9% overseas due primarily to the continuous release of new products responding to its customer needs. In addition, Ricoh's new subsidiary, Ricoh Printing Systems, Ltd., also contributed to the sales growth of the Imaging Solutions.

   In the Network System Solutions category, net sales of personal computers and servers recovered as compared to fiscal year 2004, as information technology investments by companies increased in Japan. Support and services relating to such products, such as document solutions software, application software and related services and support, were continuously well-received by customers throughout fiscal year 2005, as the increase in net sales of personal computers and servers generated sales in these products and such products assisted Ricoh's customers in optimizing their total printing costs.

   In the Industrial Products segment, net sales increased by 12.0% in fiscal year 2005 as compared to fiscal year 2004. Net sales of the optical equipment business, such as the parts unit, continued to perform favorably in fiscal year 2005, but the increase in net sales from these items was offset by the decrease in net sales of the measuring equipment business and semiconductor business.

   In the Other segment, net sales decreased by 21.7% mainly due to the lower sales in the optical discs business in Japan and overseas as Ricoh withdrew from the self-developed drive business, which used proprietary technology developed by Ricoh, and its key-module/parts unit business. In turn, Ricoh decided to place more focus on its media business. In addition, Ricoh's divestiture of its subsidiaries in the optical-related analog business, such as Hanimex Australasia Pty Ltd. and its subsidiaries located in Australia and New Zealand, also contributed to the decrease in net sales of this segment.

   The depreciation of the U.S. Dollar in relation to the Japanese Yen also resulted in the lower Japanese Yen equivalent of U.S. Dollar denominated overseas net sales of office solution products for fiscal year 2005. While the increase in Euro-denominated net sales due to the appreciation of the Euro in relation to the Japanese Yen partially offset this decrease, the depreciation of the U.S. Dollar resulted in the lower increase of consolidated net sales as compared to fiscal year 2004. Had the foreign currency exchange rates remained the same as fiscal year 2004, Ricoh's consolidated net sales would have increased by 2.4%.

   Ricoh has expanded the presentation of net sales and cost of sales in the consolidated statements of income to present separate line-items for
(i) revenue derived from its products, (ii) revenue derived from post sale services and rentals of its equipment, including revenue derived from sale of suppliers for its products, and (iii) revenue derived from other sources.

   Products. Net sales in MFPs and laser printers increased due to the acceleration of the change in customers' preference from standalone equipments to multi-functional equipments, which can improve the customers' operations by expanding their digital color networking capacity.

   On the other hand, the lower sales in the optical discs business in Japan and overseas and the divestiture of Ricoh's subsidiaries, such as Hanimex Australasia Pty Ltd. and its subsidiaries, in the optical-related analog business offset the increase of net sales of MFPs and laser printers.

   Despite a decrease in net sales derived from products, the cost of sales increased due primarily to sales promotion activities and Ricoh's partial withdrawal from the optical discs business. Ricoh's strategy to provide a significant discount on price of certain color products resulted in lower net sales as compared to its cost of sales. This strategy was one of the core strategies Ricoh used to promote BC (black-color) conversion and to increase its market share in color products so as to establish the basis for future growth in the color products business. Ricoh withdrew from the self-developed drive business, which used proprietary technology developed by Ricoh and its key-module/parts unit business, in order for more focus on its media business.

   Post sales and rentals. An increase in net sales derived from post sales services and rentals of equipment was mainly due to an increase in service revenue and an increase in net sales of related supplies for MFPs and laser printers, reflecting its increase in its market share.

   Other revenue. An increase in net sales from other sources was mainly derived from an increase in net sales from financing services.

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

   In fiscal year 2005, Ricoh's strategy of significant discounting of certain color products resulted in lower net sales as compared to cost of sales. As a result, gross profit as a percentage of net sales decreased despite an increase in net sales. This strategy was one of the core strategies used by Ricoh to facilitate the replacement of monochrome products with color models at prices comparable to those of monochrome models and to increase its market share in color products as noted in "OVERVIEW" under Item 5. Ricoh also used this strategy to increase its market share in color products so as to establish the basis for future growth in the color products business.

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

   PROVISION FOR INCOME TAXES. Total consolidated provision for income taxes for the fiscal year ended March 31, 2005 decreased by 10.6% (or Yen 6.0 billion) to Yen 50.6 billion from Yen 56.6 billion for fiscal year ended March 31, 2004. This decrease in provisions for income taxes as compared to the provisions in income before income taxes, minority interests, equity in earnings of affiliates and cumulative effect of accounting changes was primarily due to a decrease in the effective tax rate.

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


OPERATING SEGMENTS
----------------------------------------------------------------------------------------------

                           Millions of Yen (except for percentages)    Thousands of
                          ------------------------------------------ U.S. Dollars (1)
                                  2004                 2005                2005       % Change
----------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
   Net sales                 1,460,395  100.0%    1,531,428  100.0%  $    14,312,411     4.9
   Operating expenses        1,261,444   86.4     1,335,059   87.2        12,477,187     5.8
   Operating income            198,951   13.6%      196,369   12.8%  $     1,835,224    (1.3)
----------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS
   Net sales                   113,854  100.0%      121,914  100.0%  $     1,139,383     7.1
   Operating expenses          110,743   97.3       121,872  100.0         1,138,991    10.0
   Operating income              3,111    2.7%           42    0.0%  $           392   (98.6)
----------------------------------------------------------------------------------------------
OTHER
   Net sales                   208,458  100.0%      163,272  100.0%  $     1,525,907   (21.7)
   Operating expenses          201,508   96.7       167,431  102.5         1,564,776   (16.9)
   Operating income              6,950    3.3%       (4,159)  (2.5)% $       (38,869)     --
----------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                    (2,462)              (2,506)         $       (23,421)
   Operating expenses           56,544               54,240                  506,915
   Operating income            (59,006)             (56,746)         $      (530,336)
----------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                 1,780,245  100.0%    1,814,108  100.0%  $    16,954,280     1.9
   Operating expenses        1,630,239   91.6     1,678,602   92.5        15,687,869     3.0
   Operating income            150,006    8.4%      135,506    7.5%  $     1,266,411    (9.7)
----------------------------------------------------------------------------------------------

(1) The above consolidated financial data set forth under the heading
"Thousands of U.S. Dollars 2006" which has been translated from Japanese Yen into U.S. Dollar equivalents for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 107 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005.

Office Solutions

   Net sales in the Office Solutions segment for the fiscal year ended
March 31, 2005 increased by 4.9% (or Yen 71.0 billion) to Yen 1,531.4 billion from Yen 1,460.3 billion for the fiscal year ended March 31, 2004. This increase was primarily due to the continuing increase in sales of high-margin value-added digital-based products in the Imaging Solutions category as printers with various functions, from input/output to sharing and administration as well as color capabilities, were introduced in a wide range of models from standard models to high-speed digital models. With further advancements being made in digital networking, the increase in the volume of information that is processed electronically and improvements being made in color products, Ricoh believes that its customers strongly desire methods through which they can effectively and efficiently conduct their operations. In an effort to help customers manage their Total Document Volume ("TDV") more effectively and efficiently, Ricoh continued to offer solutions to optimize the total printing costs of its customers in fiscal year 2005. As a result of such efforts, in fiscal year 2005, domestic and overseas sales of color PPCs, MFPs and laser printers, particularly color laser printer models, increased. In addition, net sales continued to increase for support services, software, and other solutions aimed at satisfying the diverse needs of customers. These net sales results were consistent with Ricoh's efforts to support the shift in customers' demand to digital networking and color-based products from monochrome analog-based stand-alone products.

   More specifically, sales in the Imaging Solutions category for the fiscal year ended March 31, 2005 increased by 4.8% (or Yen 60.4 billion) to Yen 1,332.2 billion from Yen 1,271.8 billion for the fiscal year ended March 31, 2004. Ricoh strengthened its product lineup from standard models to high-speed digital models in addition to introducing new color PPC products. In addition, sales of Imaging Solutions category increased in fiscal year 2005 as compared to fiscal year 2004 due to the shift in customer preference from standalone equipment to multi-functional equipment. The Imaging Solutions category was Ricoh's core business and generated approximately 75% of Ricoh's net sales, the MFP and laser printer product lines have seen an increase in sales volume in both Japan and overseas. This shift reflects the current trend towards products that are networkable and is especially noticeable from the increase in sales of color MFPs and color laser printers for the fiscal year ended March 31, 2005. Taking this trend into consideration, Ricoh introduced new MFP products, such as imagio Neo 752/602, imagio C245 and imagio Neo C385 in Japan, and Aficio 2035/2045 and Aficio 2232C/2238C overseas. Ricoh also introduced new laser printer models, IPSiO CX2500, IPSiO CX6100D and IPSiO CX400 in Japan, and AP410/410N and CL400DN overseas. All of these new products performed well in each of the markets in which they were introduced. While the acquisition of Ricoh Printing Systems, Ltd. has increased net sales, cost of sales, and selling, general and administrative expenses, this acquisition has not significantly affected operating income for the year ended March 31, 2005.

   During the fiscal year ended March 31, 2005, Ricoh continued its efforts to strengthen the sales of its solutions business in the Network System Solutions category relating to its office equipment products so as to assist its customers in optimizing their total printing costs. The Network System Solutions category includes sales generated from support services, document management applications and related software. Ricoh's continuing efforts to strengthen its Network System Solutions category has led to an increase in domestic and overseas sales of its solutions products over the last few years. In particular, fiscal year 2005 was a year in which new systems solutions were in great demand as customers were in a transition period for replacing their personal computers or servers following Year 2000. As a result of this increase in demand for system solutions, net sales of Ricoh's Network System Solutions category picked up some momentum and increased by 5.6% for the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004.

   As a result, net sales in the Office Solutions segment increased by 4.5% for the year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004. Excluding the foreign currency exchange rate fluctuations U.S. Dollar and the Euro to the Japanese Yen, sales in the Office Solutions segment would have increased by 5.4% (or Yen 78.8 billion) for the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004.

   With respect to expenses, Ricoh continued to lower operating expenses in the Office Solutions segment in fiscal year 2005 by engaging in the various cost-cutting activities it employed in fiscal year 2004, such as streamlining its supply chain management. On the other hand, Ricoh also made strategic research and development investments during fiscal year 2005 so as to produce new products in the upcoming fiscal year. As a result of such research and development investments, which exceeded the decrease in expenses that resulted from such cost-cutting activities, operating expenses in the Office Solutions segment for the fiscal year ended March 31, 2005 increased by 5.8% (or Yen 73.6 billion) to Yen 1,335.0 billion from Yen 1,261.4 billion for the fiscal year ended March 31, 2004.

   As a result of the above factors, operating income for the Office Solutions segment for the fiscal year ended March 31, 2005 decreased by 1.3% (or Yen 2.5 billion) to Yen 196.3 billion from Yen 198.9 billion for the fiscal year ended March 31, 2004. Operating income as a percentage of net sales for the fiscal year ended March 31, 2005 decreased by 0.8 percentage point to 12.8% from 13.6% as compared to the fiscal year ended March 31, 2004, due primarily to the appreciation of the Japanese Yen relative to the U.S. dollar, the increase in research and development investments, and the various sales promotions (e.g., discounting, customer specific modifications, etc.) that Ricoh provided to its customers to increase its sales volume and its market share of color products, which was partially offset by the increase in sales of higher-margin value-added products such as color products and MFPs.

Industrial Products

   Net sales in the Industrial Products segment for the fiscal year ended
March 31, 2005 increased by 7.1% (or Yen 8.0 billion) to Yen 121.9 billion from Yen 113.8 billion for the fiscal year ended March 31, 2004. The sales increase was due primarily to the thermal media business and the optical equipment business that continued to perform favorably during fiscal year 2005. In particular, sales of the optical equipment business continued to grow in double-digit percentage figures in domestic market place.

   As a result of sales in the semiconductor business that were not sufficient to cover the fixed costs relating to its production costs and organization maintenance costs, operating expenses for the fiscal year ended March 31, 2005 increased by 10.0% (or Yen 11.1 billion) to Yen 121.8 billion from Yen 110.7 billion for the fiscal year ended March 31, 2004.

   Operating income for the fiscal year ended March 31, 2005 decreased by 98.6% (or Yen 3.0 billion) to Yen 0.0 billion from Yen 3.1 billion for the fiscal year ended March 31, 2004. The decrease in operating income under the Industrial Products segment was due primarily to the shortfall relating to its semiconductor business as discussed above.

Other

   Net sales in the Other segment for the fiscal year ended March 31, 2005 decreased by 21.7% (or Yen 45.1 billion) to Yen 163.2 billion from Yen 208.4 billion for the fiscal year ended March 31, 2004. Ricoh withdrew its optical discs business to reorganize from the self-developed drive business, which used proprietary technology developed by Ricoh, and its key-module/parts unit business. In April 2004, Ricoh sold Hanimex Australasia Pty Ltd. and its subsidiaries that engaged in the optical-related analog business, such as cameras, film sales and film development services, in Australia and New Zealand. While the digital camera business performed favorably under the Other segment, the increase in operating income of such business did not completely offset the decrease in operating income of the self-developed drive business. As a result of the factors above, operating income for the fiscal year ended March 31, 2005 decreased by Yen 11.1 billion to Yen (4.1) billion from Yen 6.9 billion for the fiscal year ended March 31, 2004.


GEOGRAPHIC SEGMENTS BY GEOGRAPHIC ORIGIN
---------------------------------------------------------------------------------------------

                          Millions of Yen (except for percentages)    Thousands of
                          ----------------------------------------- U.S. Dollars (1)
                                  2004                 2005               2005       % Change
---------------------------------------------------------------------------------------------
JAPAN
   Net sales                 1,313,197  100.0%    1,386,715  100.0%   $12,959,953       5.6
   Operating expenses        1,215,875   92.6     1,298,640   93.6     12,136,822       6.8
   Operating income             97,322    7.4%       88,075    6.4%   $   823,131      (9.5)
---------------------------------------------------------------------------------------------
THE AMERICAS
   Net sales                   320,753  100.0%      330,461  100.0%   $ 3,088,421       3.0
   Operating expenses          305,284   95.2       316,651   95.8      2,959,356       3.7
   Operating income             15,469    4.8%       13,810    4.2%   $   129,065     (10.7)
---------------------------------------------------------------------------------------------
EUROPE
   Net sales                   404,416  100.0%      415,643  100.0%   $ 3,884,514       2.8
   Operating expenses          382,383   94.6       391,271   94.1      3,656,738       2.3
   Operating income             22,033    5.4%       24,372    5.9%   $   227,776      10.6
---------------------------------------------------------------------------------------------
OTHER
   Net sales                   193,341  100.0%      173,948  100.0%   $ 1,625,682     (10.0)
   Operating expenses          182,870   94.6       162,042   93.2      1,514,411     (11.4)
   Operating income             10,471    5.4%       11,906    6.8%   $   111,271      13.7
---------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                  (451,462)            (492,659)          $(4,604,290)
   Operating expenses         (456,173)            (490,002)           (4,579,458)
   Operating income              4,711               (2,657)          $   (24,832)
---------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                 1,780,245  100.0%    1,814,108  100.0%   $16,954,280       1.9
   Operating expenses        1,630,239   91.6     1,678,602   92.5     15,687,869       3.0
   Operating income            150,006    8.4%      135,506    7.5%   $ 1,266,411      (9.7)
---------------------------------------------------------------------------------------------

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

Japan

   Sales in Japan for the fiscal year ended March 31, 2005 increased by 5.6% (or Yen 73.5 billion) to Yen 1,386.7 billion from Yen 1,313.1 billion for the fiscal year ended March 31, 2004. In terms of sales to external customers, Ricoh recorded an increase in sales of MFPs and laser printers, in this geographic segment. This increase reflects the results of Ricoh's strategic sales promotion activities (e.g., discounting, customer specific modifications, etc.) and marketing strategy in the Office Solutions segment, which focused on responding to the change in customer demands from stand-alone monochrome products to networkable color products. Moreover, sales from the newly consolidated subsidiary, Ricoh Printing Systems, Ltd., favorably contributed to the sales in Japan. In addition, sales of personal computers and servers increased during fiscal year 2005 in Japan as a result of a recovery in corporate spending on information technology equipment. This increase in net sales of computer hardware also generated sales of Ricoh's solution business products, such as support services, document management applications and other software. Meanwhile, sales in analog-typed equipment decreased as such equipment was replaced with MFPs and color equipments. In the Industrial Products segment, sales for measuring equipment and semiconductor devices decreased in Japan due to the sluggish market for such products, although optical equipment continued to perform favorably compared to the previous fiscal year.

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

   With respect to the accounting treatment of this transfer under U.S. generally accepted accounting principles, Ricoh accounted for the transfer in accordance with Emerging Issues Task Force Issue No. 03-02 "ACCOUNTING FOR THE TRANSFER TO THE JAPANESE GOVERNMENT OF THE SUBSTITUTIONAL PORTION OF EMPLOYEE PENSION FUND LIABILITIES" ("EITF 03-02"). As specified in EITF 03-02, the entire separation process and transfer is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets in accordance with Statement of Financial Accounting Standards No. 88 "EMPLOYERS' ACCOUNTING FOR SETTLEMENTS
AND CURTAILMENTS OF DEFINED BENEFIT PENSION PLANS AND FOR TERMINATION
BENEFITS". As a result of the transfer in March 2004, Ricoh recognized as a subsidy from the Japanese government the difference between the fair value of the obligation deemed "settled" with the Japanese government and the assets required to be transferred to the government. The subsidy that Ricoh recognized amounted to Yen 56.9 billion. In addition, Ricoh recognized as a settlement loss the amount calculated as the ratio of the obligation settled to the total EPF obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 48.6 billion.

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

B. Liquidity and Capital Resources

Cashflows
---------

   The following summarizes our cashflows for each of the three fiscal years ended March 31, 2004, 2005 and 2006, as reported in our Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

-----------------------------------------------------------------------------
                                                      (Billions of Yen)
                                                 For the year ended March 31,
                                                 ----------------------------
                                                   2004      2005      2006
                                                 --------- --------- --------
Net cash provided by operating activities         154.9     132.7      176.8
Net cash used in investing activities             (63.3)    (96.1)    (120.0)
Net cash used in financing activities             (74.8)    (56.4)     (59.9)
Increase (Decrease) in cash and cash equivalents   13.7     (18.6)       0.1
Cash and cash equivalents at beginning of year    189.2     203.0      186.8
Adjustment for Change in Fiscal Year-end of
  Consolidated Subsidiaries                          --       2.4         --
Cash and cash equivalents at end of year          203.0     186.8      187.0
-----------------------------------------------------------------------------

   Operating Cashflows

   For fiscal year 2006, net cash provided by operating activities consisted primarily of net income of Yen 97.0 billion and depreciation and amortization of Yen 84.4 billion and a decrease in trade receivables of Yen 13.4 billion, a decrease in inventories of Yen 3.7 billion, and an increase in accrued income taxes and accrued expenses and other of Yen 2.4 billion, which was partially offset by an increase in finance receivables of Yen 30.0 billion, and a decrease in trade payables of Yen 4.4 billion. As compared to fiscal year 2005, net cash provided by operating activities in fiscal year 2006 increased mainly because
(1) the decrease in net sales in Japan during the fourth quarter as compared to such period during fiscal year 2005 resulted in a decrease in Ricoh's trade receivables for fiscal year 2006 and (2) the increase in capital expenditures also resulted in an increase in depreciation costs as compared to fiscal year 2005.

   For fiscal year 2005, net cash provided by operating activities consisted primarily of net income of Yen 83.1 billion and depreciation and amortization of Yen 78.2 billion and an increase in trade payables of Yen 27.2 billion, which was partially offset by an increase in finance receivables of Yen 30.2 billion, an increase in trade receivables of Yen 26.4 billion, an increase in inventories of Yen 12.8 billion, and a decrease in accrued income taxes and accrued expenses and other of Yen 13.7 billion. As compared to fiscal year 2004, net cash provided by operating activities in fiscal year 2005 decreased mainly because
(1) the increase in net sales in Japan from Ricoh's sales promotions resulted in an increase in trade receivables for fiscal year 2005 and (2) the increase in net sales also resulted in an increase in inventories as compared to fiscal year 2004.

   For fiscal year 2004, net cash provided by operating activities consisted primarily of net income of Yen 91.7 billion, depreciation and amortization of Yen 76.9 billion and an increase in trade payables of Yen 21.3 billion, which was offset by an increase in trade receivables of Yen 11.3 billion, an increase in finance receivables of Yen 32.6 billion, as well as a decrease in accrued income taxes and other of Yen 5.9 billion. As compared to fiscal year 2003, net cash provided from operating activities in fiscal year 2004 decreased because (1) the increase in net sales in the United States and Japan during the fourth quarter as compared to such period during fiscal year 2003 resulted in an increase in Ricoh's trade receivables for fiscal year 2004 and (2) the decrease in demand for optical discs resulted in an increase in the volume of such products being held as inventory.

   Investing Cashflows

   For fiscal year 2006, net cash used in investing activities consisted mainly of Yen 101.7 billion of expenditures for property, plant and equipment, and Yen 138.6 billion in payments for purchases of available-for-sale securities, as well as Yen 24.4 billion of other, net. Ricoh realized Yen 141.6 billion from the sale of available-for-sale securities that were held by the Company and certain subsidiaries. As compared to fiscal year 2005, net cash used in investing activities increased in fiscal year 2006 as Ricoh incurred capital expenditures for the consolidation of some of its operations at its headquarter in Tokyo, the consolidation of its domestic research and development facilities and offices, and the establishment of a new color toner factory in Japan.

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

   For fiscal year 2004, net cash used in investing activities consisted mainly of Yen 75.4 billion of expenditures for property, plant and equipment and Yen 35.5 billion in payments for the purchase of available-for-sale securities, as well as Yen 8.0 billion of other, net. Ricoh realized Yen 45.4 billion from sales of available-for-sale securities that were held by the Company and certain subsidiaries and Yen 9.9 billion from a decrease in time deposits. As compared to fiscal year 2003, net cash used in investing activities decreased in fiscal year 2004 because Ricoh disposed of certain of its available-for-sale securities that were not performing as expected and did not make alternative investments.

   Financing Cashflows

   For fiscal year 2006, net cash used in financing activities consisted primarily of Yen 93.7 billion spent for the repayment of long-term indebtedness, Yen 52.0 billion used to repay long-term debt securities, Yen 16.1 billion used for dividend payments and Yen 10.6 billion used for the purchase of treasury stock. Ricoh received Yen 39.6 billion from increase in short-term borrowings. In total, Ricoh reduced its interest-bearing indebtedness provided by external parties by Yen 32.3 billion as it continued to use its group cash management system for its efficient cash management. As compared to fiscal year 2005, net cash used in financing activities increased in fiscal year 2006 as Ricoh continued to reduce its external borrowings.

   For fiscal year 2005, net cash used in financing activities consisted primarily of Yen 60.6 billion spent for the repayment of long-term indebtedness, Yen 38.0 billion used to reduce short-term borrowings, Yen 22.0 billion used to repay long-term debt securities, Yen 14.7 billion used for dividend payments and Yen 10.6 billion used for the purchase of treasury stock. Ricoh encouraged group companies to use the group cash management system to satisfy their cash needs rather than borrowing from external sources. As compared to fiscal year 2004, net cash used in financing activities decreased in fiscal year 2005 as proceeds received by Ricoh from its long-term indebtedness exceeded its repayments of long-term indebtedness.

   For fiscal year 2004, net cash used in financing activities consisted primarily of Yen 31.5 billion spent for the repayment of long-term loans, Yen 23.9 billion used for the repayment of long-term debt securities, Yen 10.7 billion used to reduce short-term borrowings, Yen 11.4 billion used for the purchase of treasury stock and Yen 11.1 billion used for dividend payment. Ricoh received Yen 13.3 billion as proceeds from long-term loans and Yen 1.0 billion from the issuance of long-term debt securities. During fiscal year 2004, Ricoh focused on reducing its long-term borrowings provided by external parties as its group cash management system developed. As compared to fiscal year 2003, net cash used in financing activities increased in fiscal year 2004 as Ricoh continued to reduce its external borrowings.

   Cash and Asset-Liability Management

   Ricoh has in recent years tried to achieve greater efficiencies in the utilization of cash balances held by its subsidiaries pursuant to its policy of ensuring adequate financing and liquidity for its operations and growth, and maintaining the strength of its balance sheet. One of the methods that Ricoh has implemented to achieve greater efficiency is building up its cash management system in Japan, the United States, and the Netherlands. This cash management system functions as an arrangement whereby Ricoh's funds are pooled together and cash resources are lent and borrowed from one group company to another company, with finance companies located within each of the above countries coordinating this arrangement. This pooling-of-funds arrangement has reduced the occurrence of excess accumulation of cash in one group company while another group company engages in unnecessary borrowing from third party institutions to meet its cash requirements. As such, the pooling-of-funds arrangement has reduced interest expense and related costs which were previously paid to third parties. For the fiscal years ended March 31, 2005 and 2006, Ricoh managed to reduce interest-bearing debt by Yen 22.6 billion and Yen 28.8 billion, respectively, on a consolidated basis.

   Ricoh also enters into various derivative financial instrument contracts in the normal course of its business and in connection with the management of its assets and liabilities. In order to hedge against the potentially adverse impacts of foreign currency fluctuations on its assets and liabilities denominated in foreign currencies, Ricoh enters into foreign exchange contracts and foreign currency options. Another form of derivative financial contracts that Ricoh enters into is interest rate swap agreements to hedge against the potentially adverse impacts of fair value or cashflow fluctuations on its outstanding debt interests. Ricoh uses derivative instruments to reduce its risk and to protect the market value of its assets and liabilities in conformity with Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives. Detailed discussion of these derivative contracts is provided in
Item 11. Quantitative and Qualitative Disclosures About Market Risk.

   Ricoh also engages in securitization activities through its domestic leasing affiliate, Ricoh Leasing Co., Ltd. For a discussion of such activities, please see Item 5.E. Off-Balance Sheet Arrangements below.

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

   As of March 31, 2006, lines of credit and short-term and medium-term borrowings were as follows:

                                                             (Billions of Yen)
------------------------------------------------------------------------------
                                                 Average
                                            Interest Rate (%) Amount Available
                                            ----------------- ----------------
Bank loans                                           3.8             296.6
Commercial paper                                     3.1             252.8
Medium-term notes                                    0.2             154.4
------------------------------------------------------------------------------

   As of March 31, 2006, Ricoh had Yen 187.0 billion in cash and cash equivalents and Yen 801.6 billion in aggregate borrowing facilities. Of the Yen 801.6 billion in aggregate borrowing facilities, Yen 703.9 billion was available to be borrowed by Ricoh as of the fiscal year ended March 31, 2006. Ricoh Leasing Co., Ltd. has a Yen 57.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh. This Yen 57.0 billion committed credit line amount is included in the Yen 801.6 billion figure for aggregate borrowing facilities. Almost all such borrowings from financial institutions and outstanding securities are unsecured.

   The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper and medium-term notes. Ricoh Leasing Co., Ltd. and certain foreign subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Of the Yen 703.9 billion available under the borrowing facilities as of March 31, 2006, capacity available under commercial paper programs and medium-term note programs consisted of Yen 252.8 billion and Yen 154.4 billion, respectively. Utilization of such capacity depends on Ricoh's financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh's securities, as discussed below. Interest rates for commercial paper and medium-term notes issued by the Company and its subsidiaries ranged from 0.08% to 4.83% and 0.14% to 0.31%, respectively, during fiscal year 2006. As discussed in "Cash and Asset-Liability Management," Ricoh has decreased its outstanding interest-bearing debt in recent years by using its cash management systems in Japan, the United States and the Netherlands.

   The Company obtains ratings from the following major rating agencies:
Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"), Moody's Investors Services ("Moody's"), and another local rating agency in Japan. As of March 31, 2006, the long-term and short-term credit ratings for the Company were A+ and A-1, respectively, by S&P, and A1 and P-1, respectively by Moody's.

   As is customary in Japan, substantially all of the bank loans are subject to general agreements with each lending bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished, as well as any cash deposited in such bank, as security for all present and future indebtedness. The Company has never been requested to furnish such additional security.

In some cases, the Company's long-term debt securities contain customary covenants, including a "limitation on liens" covenant. The Company was in compliance with the covenants in its bank agreements and securities as of March 31, 2006. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note 10 to the Consolidated Financial Statements.

   Cash Requirements and Commitments

   Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2007. Even if there were a decrease in cashflow from operations as a result of fluctuations in customer demands from one year to another, Ricoh believes current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its anticipated operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. Interest rates for long-term debt are expected to rise as the Japanese and U.S. economies begin to exhibit some upswing momentum and it is possible that such rise in interest rates may affect Ricoh's ability to maintain liquidity. However, Ricoh believes that the effect of such increase will not significantly affect Ricoh's liquidity, mainly due to the fact that Ricoh has sufficient amounts of cash and cash equivalents on hand, as well as a continuous cashflow generated from its operating activities.

   Ricoh expects that its capital expenditures for fiscal year 2007 will amount to approximately Yen 90.0 billion, principally for the following categories: research and development of digital and networking equipment and the implementation of new accounting and sales force automation and marketing support systems. In addition, Ricoh is obligated to repay long-term debt in the aggregate principal amount of Yen 103.1 billion during fiscal year 2007, and in the aggregate principal amount of Yen 185.1 billion during fiscal years 2008 through 2010.

   The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note 11 to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to Yen 73.8 billion, as of March 31, 2006. The unfunded amount of Yen 94.7 billion was recorded as a liability on the consolidated balance sheet of Ricoh, as of March 31, 2006. The amounts contributed for pension plans for the fiscal years ended March 31, 2006, 2005 and 2004 were Yen 13.8 billion, Yen 12.3 billion and Yen 16.4 billion, respectively.

   Ricoh believes that its free cashflow (from operating and investing activities) together with existing lines of credit and borrowing facilities provide sufficient means to satisfy its liquidity needs and future obligations as described above.

C. Research and Development, Patents and Licenses

Research and Development
------------------------

   Since its formation, Ricoh's basic management philosophy has been to contribute to society by developing and providing innovative and effective products with an emphasis on the relationship between people and information. In order to develop new technologies, products and systems based upon this management philosophy, Ricoh undertakes a variety of research and development ("R&D") activities. The Research and Development Group and the Software R&D Group function as the headquarters of Ricoh's R&D activities which are conducted at its R&D facilities throughout Japan and certain satellite R&D facilities overseas. Ricoh conducts a wide range of R&D activities, including technological research, research in elemental technologies, research on product applications and research in manufacturing technologies, including environmental technologies.

   The R&D groups conduct research and development in connection with optics, new materials, devices, information technologies and environmental technologies. The R&D groups also conduct basic and application research in connection with the development of software technologies as well as elemental development for new products. In addition to the R&D facilities in Japan, Ricoh has established satellite R&D facilities in the United States and China. Ricoh seeks to realize image communications through the development of Imaging Solutions products that can adapt to changes in the working environment in the broadband era and the development of new technologies for multimedia. Ricoh also engages in R&D activities for environmental protection in a variety of fields. In fiscal year 2006, Ricoh spent Yen 110.3 billion in R&D activities on a consolidated basis.

   In fiscal year 2006, Ricoh spent Yen 82.6 billion in R&D activities related to the Office Solutions segment. Ricoh's R&D activities in the Office Solutions segment include R&D for the following: optical design for copiers and printers; imaging data processing technology; electrophotographic technology; technology for elements of image engines; development of leading software technology; and development of applications for the advancement of system solutions. Some of the specific significant R&D achievements for the Office Solutions segment for fiscal year 2006 include the following: the development and production of the "imagio MP C3000/C2500" series, a line of digital color MFPs with greatly enhanced basic capabilities and superior cost performance, which was the first in the industry to become eligible to use the Color Universal Design certification mark after being certified by the Color Universal Design Organization*; and the development and production of the "imagio MP 1350" series, a high-end, high-speed, mono digital MFP with a full-color scanner function and a printing capacity of 135 pages (A4-size horizontal line) per minute. With respect to printers that use the "GEL JET" technology, Ricoh produced the "imagio MP C1500" series, a low-end model which is designed to be used in the office environment. In connection with the imagio MP C1500 printer series, Ricoh also developed three document management systems with enhanced security features and an input/output equipment management software. Furthermore, Ricoh developed a technique to produce a toner ground to 5 microns, which produces high quality images on par with polymeric toner at low cost, in order to produce images with better quality and to reduce overall costs. In fiscal year 2006, Ricoh incurred capital expenditures to consolidate its domestic research and development facilities and offices at the Ricoh Technology Center in Japan.

*Note: Products or facilities that are designed with consideration to color universal design so as to be easily viewable to as many people as possible, regardless of individual differences in color vision, are certified by the Color Universal Design Organization, an NPO in Japan, and once a product or facilities is certified, such product or facilities may use the Color Universal Design certification mark.

   In fiscal year 2006, Ricoh spent Yen 10.2 billion on R&D activities relating to the Industrial Products segment. In the Industrial Products segment, Ricoh's R&D activities continued to include designing ASIC (Application Specific Integrated Circuit) and ASSP (Application Specific Standard Product) for purposes of imaging, audio and communication; developing methods to utilize EDA (Electronic Design Automation); developing optical technologies and methods of new recording; and research and development for supply parts. Through the adoption of a new miniaturization process for electronic devices, Ricoh developed the "RP150/RP151" series of voltage regulator ICs, which features high output voltage accuracy, low supply current, low dropout, and high ripple rejection. These voltage regulator ICs are able to lower power consumption, stabilize performance and decrease the size of a variety of information technology devices, including cellular phones.

   In fiscal year 2006, Ricoh spent Yen 2.0 billion on R&D activities relating to the Other segment. In this segment, Ricoh continued to develop its ICD (Image Capturing Device) technology for digital cameras and its related application technology, and conducted R&D activities for optical discs. In the digital camera business, Ricoh developed and produced the 6.04 mega pixel "Caplio R4" series which features a 7.1x optical zoom lens that can enlarge images to a size that would be produced if a 28-200mm telephoto lens was to be placed on a regular 35mm camera, as well as an image stabilizing function using the CCD shift method. In the optical discs business, Ricoh developed storage media, such as the "Blu-ray Disc" and "HD DVD", which are expected to be the next generation of DVDs. Ricoh commenced shipping samples of these DVDs to hardware manufacturers for their evaluation in fiscal year 2006.

   In addition, Ricoh also continues to engage in the development of its fundamental research fields, which focus on R&D activities that can be applied to various products. For fiscal year 2006, Ricoh spent Yen 15.4 billion on R&D activities in its fundamental research fields. Such R&D activities include R&D in nanotechnology; micro-machining; general technologies in measuring, analysis and simulation; materials and devices; production techniques; system software modules; photonics technology for high speed and high quality imaging solutions; the next generation office systems and office solutions; the technology to create the next generation of office systems and office solutions; and environmental technologies.

   Ricoh's total research and development expenses for fiscal years 2004, 2005 and 2006 were Yen 92.5 billion, Yen 110.4 billion and Yen 110.3 billion, respectively. For a summary of Ricoh's research and development expenditures during each of the last three fiscal years, see Note 18 to the Consolidated Financial Statements.

Patents and Licenses
--------------------

   Ricoh owns approximately 22,500 patents on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or of any license agreements will materially affect its business.

   The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

------------------------------------------------------------------------------
Counterparty        Country Summary of the Contract        Contract Term
------------------------------------------------------------------------------
International        USA    Comprehensive cross       April 1, 2004 to
Business Machines           license patent agreement  expiration date of the
Corporation                 relating to the           patent subject to the
                            information processing    agreement
                            technology area
                            (reciprocal agreement)
------------------------------------------------------------------------------
Lemelson Medical,    USA    Patent licensing          March 31, 1993 to
Education &                 agreement relating to     expiration date of the
Research                    computer image analysis   patent subject to the
Foundation Limited          and other products (the   agreement
Partnership                 Company as the licensee)
------------------------------------------------------------------------------
Texas Instruments    USA    Comprehensive cross       October 11, 1996 to
Incorporated                license agreement         October 10, 2006
                            relating to copiers,
                            etc. (reciprocal
                            agreement)
------------------------------------------------------------------------------
Sharp Corporation    Japan  Patent licensing          April 1, 1997 to March
                            agreement relating to     31, 2002 with automatic
                            facsimile machines (the   renewal every 5 years
                            Company as licensor)      thereafter
------------------------------------------------------------------------------
Canon Inc.           Japan  Patent licensing          October 1, 1998 to
                            agreement relating to     expiration date of the
                            office equipment          patent subject to the
                            (reciprocal agreement)    agreement
------------------------------------------------------------------------------
Brother              Japan  Patent licensing          October 1, 2004 to
Industries, Ltd.            agreement relating to     September 30, 2009
                            digital photography
                            (reciprocal agreement)
------------------------------------------------------------------------------

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

Securitization involves the creation of SPEs (Special Purpose Entities) to hold the pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of bankruptcy and when structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh's consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, Ricoh does not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh's consolidated balance sheets. As of March 31, 2006, Ricoh had one such SPE that held assets it had sold in a securitization totaling Yen 44.5 billion.

   Ricoh does not dispose of troubled leases, loans or other problem assets by means of nonconsolidated SPEs. None of our officers, directors or employees holds any equity interests in our SPEs or receives any direct or indirect compensation from the SPEs. The SPEs do not own shares or equity interests in Ricoh or any of Ricoh's affiliates, and there are no agreements in place to do so.

F. Tabular Disclosure of Contractual Obligations

   The following table sets forth Ricoh's contractual obligations as of March 31, 2006.

                                                                    Millions of Yen
CONTRACTUAL OBLIGATIONS                                         Payments due by period
-------------------------------------------------------------------------------------------------------
                                                           Less than 1                      More than 5
                                                  Total       year     1-3 years  3-5 years    years
-------------------------------------------------------------------------------------------------------
Long-term Debt Obligations                         294,751    101,930     136,889    54,650      1,282
Interest Expense Associated with Long-term Debt
  Obligations                                        6,174      3,087       2,647       432          8
Capital (Finance) Lease Obligations                  3,453      1,195       1,428       407        423
Operating Lease Obligations                         57,916     14,693      22,904    10,464      9,855
Purchase Obligations                                 2,774      2,774           -         -          -
-------------------------------------------------------------------------------------------------------
TOTAL                                              365,068    123,679     163,868    65,953     11,568
-------------------------------------------------------------------------------------------------------

   Ricoh expects to contribute Yen13,080 million to its pension plan in the fiscal year ending March 31, 2007 and is currently unable to predict funding requirements for periods beyond fiscal year 2006 due to the uncertainty related to changes in actuarial assumptions, return on plan assets, and changes to plan membership.

       Ricoh had operating lease commitments with rental payments totaling Yen 42.0 billion for the fiscal year ended March 31, 2006. In addition to the above, Ricoh acts as a guarantor for some of its employees' housing loans. As of March 31, 2006, the total amount of such guarantees was Yen 175 million.

G. New Accounting Standards

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

In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for the fiscal years beginning after June 15, 2005 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2006. The adoption of SFAS 151 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

   In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal years beginning after June 15, 2005 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2006. The adoption of SFAS 153 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

   In May 2005, the FASB issued No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No.3". SFAS 154 replaces APB 20, "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements", and requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for the fiscal years beginning after December 15, 2005 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2006. The adoption of SFAS 154 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

   In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140". SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS 155 is effective for the fiscal years beginning after September 15, 2006 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

   In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". SFAS 156 amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 is effective for the fiscal years beginning after September 15, 2006 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 156 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

Item 6. Directors, Senior Management and Employees
        ------------------------------------------

A. Directors and Senior Management

   Directors and Corporate Auditors of the Company as of June 28, 2006 were as follows:

     Name              Current Position
(Date of Birth)    (Function/Business area)     Date      Business Experience
-----------------  -------------------------  ---------- ---------------------
Masamitsu Sakurai  Chairman of the Board      Apr. 1966  Joined the Company
(January 8, 1942)    and Representative
                     Director
                                               May 1984  President of Ricoh UK
                                                           Products Ltd.
                                              June 1992  Director
                                              Apr. 1993  President of Ricoh
                                                           Europe B.V.
                                              June 1994  Managing Director
                                              Apr. 1996  President and
                                                           Representative
                                                           Director (Current)
                                              Mar. 2005  Chairman of Coca-Cola
                                                           West Japan Co.,
                                                           Ltd. (Current)
                                              June 2005  Representative
                                                           Director (Current)
                                              June 2005  President (Current)
                                              June 2005  Chairman of the Board
                                                           (Current)
                                              June 2005  CEO (Chief Executive
                                                           Officer) (Current)

                   Principal business activities and other principal directorships performed outside Ricoh:

                     Vice Chairperson of Japan Association of Corporate
                     Executives
                     President of Japan Business Machine and Information System Industries Association
                     Representative of Asahi Insurance Company
                     Corporate Auditor of San-Ai Oil Co., Ltd.
                     Director of Millea Holdings, Inc.
                     Chairman of Coca-Cola West Japan Co., Ltd.

-----------------  -------------------------  ---------  ---------------------
Koichi Endo        Director                   Apr. 1966  Joined the Company
(February 16,                                 Apr. 1987  President of Ricoh
1944)                                                      Electronics, Inc.
                                              June 1992  Director
                                              June 1997  Managing Director
                                              June 2000  Executive Managing
                                                           Director
                                              June 2000  Executive Vice
                                                           President
                                              Apr. 2004  General Manager of
                                                           Fact Base
                                                           Management
                                                           Innovation Office
                                                           (Current)
                                              June 2005  Director (Current)
                                              June 2005  Corporate Executive
                                                           Vice President
                                                           (Current)
                                              June 2005  CINO (Chief
                                                           Innovation Officer)
                                                           (Current)
                                              Apr. 2006  CSO (Chief Strategy
                                                           Officer) (Current)

                   Principal business activities and other principal directorships performed outside Ricoh:

                     Director of Sindo Ricoh Co., Ltd.
                     Director of San-Ai Plant Construction Co., Ltd. Corporate Auditor of TOYO KANETSU K.K.

     Name              Current Position
(Date of Birth)    (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
Masayuki Matsumoto Director                  Apr. 1970 Joined the Company
(December 10,                                July 1993 Manager of Tokyo Branch
1944)                                                    of Imaging Equipment
                                                         Marketing Division of
                                                         Marketing Group
                                             June 1994 Director
                                             Jan. 1996 Deputy General Manager
                                                         of Marketing Division
                                             Oct. 1998 Managing Director
                                             Oct. 1998 General Manager of
                                                         Marketing Group
                                             June 2000 Executive Vice President
                                             June 2002 Executive Managing
                                                         Director
                                             Apr. 2005 General Manager of
                                                         Corporate Social
                                                         Responsibility
                                                         Division (Current)
                                             June 2005 Director (Current)
                                             June 2005 Corporate Executive
                                                         Vice President
                                                         (Current)
                                             June 2005 CMO (Chief Marketing
                                                         Officer) (Japan)
                                                         (Current)

------------------ ------------------------  --------- ------------------------
Katsumi Yoshida    Director                  Apr. 1967 Joined the Company
(August 20, 1944)                            Oct. 1990 President of Ricoh
                                                         Electronics, Inc.
                                             Feb. 1996 Vice chairman of Ricoh
                                                         Corporation
                                             Apr. 2000 President of Ricoh
                                                         Corporation
                                             Apr. 2001 Executive Vice President
                                             June 2002 Managing Director
                                             Oct. 2003 General Manager of
                                                         International
                                                         Marketing Group
                                             Oct. 2003 Chairman of Ricoh China
                                                         Co., Ltd. (Current)
                                             June 2005 Director (Current)
                                             June 2005 Corporate Executive
                                                         Vice President and
                                                         CMO (Chief Marketing
                                                         Officer) (Overseas)
                                                         (Current)
                                             Apr. 2006 In charge of Office
                                                         Business Strategic
                                                         Planning (Current)

------------------ ------------------------  --------- ------------------------
Takashi Nakamura   Director                  Apr. 1972 Joined the Company
(September 2,                                Apr. 1990 President of Ricoh UK
1946)                                                    Products Ltd.
                                             Jan. 1995 President of Ricoh
                                                         Europe B.V.
                                             June 1998 Director
                                             June 2000 Senior Vice President
                                             June 2002 President of Ricoh
                                                         Elemex Corporation
                                             June 2004 Managing Director
                                             June 2005 Director (Current)
                                             June 2005 In charge of Legal
                                                         Affairs and
                                                         Intellectual Property
                                                         (Current)
                                             June 2006 Corporate Executive
                                                         Vice President
                                                         (Current)
                                             Jan. 2006 CHO (Chief Human
                                                         Resource Officer)
                                                         (Current)
                                             Jan. 2006 CPO (Chief Production
                                                         Officer) (Current)

     Name              Current Position
(Date of Birth)    (Function/Business area)    Date      Business Experience
-----------------  ------------------------  --------- ------------------------
Shiroh Kondoh      Director                  Apr. 1973 Joined the Company
(October 7, 1949)                            July 1999 Deputy General Manager
                                                         of Imaging System
                                                         Business Group
                                             June 2000 Senior Vice President
                                             Oct. 2000 General Manager of
                                                         Imaging System
                                                         Business Group
                                             June 2002 Executive Vice President
                                             June 2003 Managing Director
                                             Oct. 2004 In charge of Imaging
                                                         Engine Solution
                                                         Development (Current)
                                             Oct. 2004 General Manager of MFP
                                                         Business Group
                                                         (Current)
                                             June 2005 Director (Current)
                                             June 2005 Corporate Executive
                                                         Vice President
                                                         (Current)

                   Principal business activity and other principal directorship performed outside Ricoh:

                     Director of Sindo Ricoh Co., Ltd.

-----------------  ------------------------  --------- ------------------------
Kazunori Azuma     Director                  Apr. 1971 Joined the Company
(February 11,                                Oct. 2000 President of Ricoh
1949)                                                    Technosystems Co.,
                                                         Ltd.
                                             June 2003 Managing Director
                                             June 2003 Executive Vice President
                                             June 2003 In charge of Domestic
                                                         Sales Planning
                                             Oct. 2003 Chairman of Ricoh
                                                         Technosystems Co.,
                                                         Ltd.
                                             Nov. 2003 General Manager of
                                                         Marketing Group
                                                         (Current)
                                             June 2005 Director (Current)
                                             June 2005 Corporate Executive
                                                         Vice President
                                                         (Current)

-----------------  ------------------------  --------- ------------------------
Zenji Miura        Director                  Apr. 1976 Joined the Company
(January 5, 1950)                            Jan. 1993 President of Ricoh
                                                         France S.A.
                                             Oct. 2000 Senior Vice President
                                             Oct. 2000 General Manager of
                                                         Finance and
                                                         Accounting Division
                                             June 2003 Executive Vice President
                                             June 2004 Managing Director
                                             June 2005 Director (Current )
                                             June 2005 Corporate Executive
                                                         Vice President
                                                         (Current)
                                             June 2005 CFO (Chief Financial
                                                         Officer) (Current)
                                             June 2005 In charge of IR
                                                         (Current)
                                             Apr. 2006 CIO (Chief Information
                                                         Officer) (Current)
                                             Apr. 2006 In charge of Corporate
                                                         Communication and
                                                         Management of Group
                                                         Companies (Current)
                                             Apr. 2006 General Manager of
                                                         Corporate Planning
                                                         Division (Current)

     Name              Current Position
(Date of Birth)    (Function/Business area)    Date      Business Experience
-----------------  ------------------------  --------- ------------------------
Kiyoshi Sakai      Director                  Apr. 1970 Joined the Company
(December 25,                                Apr. 1994 General Manager of IPS
1945)                                                    Business Division of
                                                         Imaging System
                                                         Business Group
                                             Jan. 1996 General Manager of
                                                         Corporate Planning
                                                         Division
                                             June 1996 Director
                                             Apr. 1999 General Manager of
                                                         Research and
                                                         Development Group
                                             June 2000 Senior Vice President
                                             June 2002 Managing Director
                                             June 2002 Executive Vice President
                                             June 2005 Corporate Senior Vice
                                                         President
                                             Apr. 2006 In charge of Corporate
                                                         Environment (Current)
                                             June 2006 Director (Current)
                                             June 2006 Corporate Executive
                                                         Vice President
                                                         (Current)
                                             June 2006 Chief Technology
                                                         Officer (Current)

-----------------  ------------------------  --------- ------------------------
Takaaki Wakasugi   Director                  June 1985 Professor, Faculty of
(March 11, 1943)                                         Economics, the
                                                         University of Tokyo
                                             Sep. 1990 Co-director of Mitsui
                                                         Life Financial
                                                         Research Center,
                                                         University of
                                                         Michigan Ross School
                                                         of Business (Current)
                                             Apr. 2003 Director and General
                                                         Manager of Japan
                                                         Corporate Governance
                                                         Research Institute,
                                                         Inc. (Current)
                                             Apr. 2004 Professor, Faculty of
                                                         Business
                                                         Administration, Tokyo
                                                         Keizai University
                                                         (Current)
                                             June 2004 Professor Emeritus, the
                                                         University of Tokyo
                                             June 2005 Director (Current)

-----------------  ------------------------  --------- ------------------------
Takuya Goto        Director                  Apr. 1964 Joined Kao Soap Company
(August 19, 1940)                                        (renamed Kao
                                                         Corporation in 1985)
                                             May  1987 General Manager of
                                                         Tochigi Plant of Kao
                                                         Corporation
                                             May  1990 General Manager of
                                                         Chemical Business
                                                         Division of Kao
                                                         Corporation
                                             June 1990 Director of Kao
                                                         Corporation
                                             July 1991 Managing Director of
                                                         Kao Corporation
                                             June 1996 Executive Managing
                                                         Director of Kao
                                                         Corporation
                                             June 1997 President of Kao
                                                         Corporation
                                             June 2004 Chairman of Kao
                                                         Corporation (Current)
                                             June 2006 Director (Current)

     Name              Current Position
(Date of Birth)    (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
Kohji Tomizawa     Corporate Auditor         Apr. 1971 Joined the Company
(May 25, 1946)                               July 1988 President of Ricoh
                                                         Finance Ltd.
                                             June 1997 Managing Director of
                                                         Ricoh Logistics
                                                         System Co., Ltd.
                                             July 2001 Director of Tokyo Ricoh
                                                         Co., Ltd.
                                             June 2004 Corporate Auditor
                                                         (Current)

------------------ ------------------------  --------- ------------------------
Shigekazu Iijima   Corporate Auditor         Apr. 1972 Joined the Company
(July 7, 1948)                               Oct. 1990 General Manager of
                                                         Accounting Department
                                                         of Finance and
                                                         Accounting Division
                                             Apr. 1993 General Manager of
                                                         Administration
                                                         Department of
                                                         Electronic Device
                                                         Division
                                             June 1996 Leader of Management
                                                         Planning Group of
                                                         Corporate Planning
                                                         Division
                                             June 1999 Director of Ricoh
                                                         Elemex Corporation
                                             Apr. 2004 General Manager of
                                                         Business Planning
                                                         Department of
                                                         International
                                                         Business Group
                                             July 2005 General Manager of
                                                         Business Strategy &
                                                         Planning Center of
                                                         International
                                                         Business Group
                                             June 2006 Corporate Auditor
                                                         (Current)

------------------ ------------------------  --------- ------------------------
Kenji Matsuishi    Corporate Auditor         Apr. 1965 Graduated from the
(July 24, 1937)                                          National Legal
                                                         Training and Research
                                                         Institute.
                                             Apr. 1965 Legal registration as a
                                                         Japanese attorney
                                             Apr. 1965 Joined Takano & Higuchi
                                                         Legal Services
                                             Feb. 1972 General Manager of
                                                         Matsuishi Legal
                                                         Services (Current)
                                             June 1994 Corporate Auditor
                                                         (Current)

------------------ ------------------------  --------- ------------------------
Takehiko Wada      Corporate Auditor         Apr. 1958 Joined San-Ai Oil Co.,
(October 24, 1935)                                       Ltd.
                                             June 1985 Director of said company
                                             June 1990 Managing Director of
                                                         said company
                                             July 1994 Executive Managing
                                                         Director of said
                                                         company
                                             July 1999 President of said
                                                         company (Current)
                                             June 2001 Corporate Auditor
                                                         (Current)

     Name              Current Position
(Date of Birth)    (Function/Business area)    Date      Business Experience
-----------------  ------------------------  --------- -----------------------
Satoshi Itoh       Substitute Corporate      Jan. 1967 Joined Japan Office,
(July 25, 1942)      Auditor                             Arthur Anderson
                                             Mar. 1967 Finished Master's
                                                         Course, Graduate
                                                         School of Commerce,
                                                         Chuo University
                                             Dec. 1970 Registered as Certified
                                                         Public Accountant
                                             Aug. 1975 Served at London
                                                         Office, Arthur
                                                         Anderson
                                             Sep. 1978 Partner of Arthur
                                                         Anderson
                                             Sep. 1993 Representative Partner
                                                         of Asahi & Co.
                                             Aug. 2001 Retired from Arthur
                                                         Anderson and Asahi &
                                                         Co.
                                             Apr. 2002 Professor of Graduate
                                                         School of
                                                         International
                                                         Accounting, Specialty
                                                         Graduate School
                                                         (presently
                                                         Professional Graduate
                                                         School), Chuo
                                                         University (Current)

   Directors and Corporate Auditors are elected at a general meeting of shareholders for two and four years terms, respectively, and may serve any number of consecutive terms. The Board of Directors appoints from among its members a Chairman and one or more Representative Directors in accordance with Corporation Law of Japan.

   The Company maintains an executive officer system and under such system there are 44 such officers each with one of the following roles:

  . Executive officers: Oversee operations under the authority granted from the president and report to the president.

  . Group executive officers: Assist the president with the management of Ricoh Group.

   Executive Officers of the Company as of June 28, 2006 were as follows:

                     Current Position
     Name        (Function/Business area)    Date       Business Experience
---------------  ------------------------  ---------  -------------------------
Masamitsu        President and Chief       See above for his business experience
Sakurai            Executive Officer         and other information.

---------------  ------------------------  ---------  -------------------------
Koichi Endo      Corporate Executive Vice  See above for his business experience
                   President                 and other information.
                 (Chief Strategy Officer)
                 (Chief Innovation
                   Officer)
                 (General Manager of Fact
                   Base Management
                   Innovation Office)

                     Current Position                        Business
      Name        (Function/Business area)    Date          Experience
----------------  ------------------------ ------------  ----------------------
Masayuki          Corporate Executive      See above for his business experience
Matsumoto           Vice President           and other information.
                  (Chief Marketing
                    Officer for Japan)
                  (General Manager of
                    Corporate Social
                    Responsibility
                    Division)

----------------  ------------------------ ------------  ----------------------
Katsumi Yoshida   Corporate Executive      See above for his business experience
                    Vice President           and other information.
                  (Chief Marketing
                    Officer for Overseas)
                  (Office Business
                    Strategic Planning)
                  (Chairman of Ricoh
                    China Co., Ltd.)

----------------  ------------------------ ------------  ----------------------
Takashi Nakamura  Corporate Executive      See above for his business experience
                    Vice President           and other information.
                  (Chief Human Resource
                    Officer)
                  (Chief Production
                    Officer)
                  (Legal & Intellectual
                    Property)

----------------  ------------------------ ------------  ----------------------
Shiroh Kondoh     Corporate Executive      See above for his business experience
                    Vice President           and other information.
                  (Imaging Engine
                    Solution Development)
                  (General Manager of MFP
                    Business Group)

----------------  ------------------------ ------------  ----------------------
Kazunori Azuma    Corporate Executive      See above for his business experience
                    Vice President           and other information.
                  (General Manager of
                    Marketing Group)

----------------  ------------------------ ------------  ----------------------
Zenji Miura       Corporate Executive      See above for his business experience
                    Vice President           and other information.
                  (Chief Financial
                    Officer)
                  (Chief Information
                    Officer) (Investor
                    Relation)
                  (Corporate
                    Communication and
                    Management of Group
                    Companies
                  (General Manager of
                    Corporate Planning
                    Division)

----------------  ------------------------ ------------  ----------------------
Kiyoshi Sakai     Corporate Executive      See above for his business experience
                    Vice President           and other information.
                  (Chief Technology
                    Officer)
                  (Corporate Environment)

                       Current Position
      Name         (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
Kazuo Togashi      Corporate Senior Vice     Apr. 1972 Joined the Company
(November 28,        President               Apr. 1998 President of Ricoh
1949)              (General Manager of                   Europe B.V.
                     International Business  June 2000 Senior Vice President
                     Group)                  Apr. 2002 Chairman of said company
                   (General Manager of       Apr. 2002 Chairman of NRG Group
                     Regional Business                   PLC
                     Support Center)         June 2002 Executive Vice President
                                             June 2003 Managing Director
                                             June 2005 Corporate Senior Vice
                                                         President (Current)
                                             Apr. 2006 General Manager of
                                                         International
                                                         Business Group
                                                         (Current)
                                             Apr. 2006 General Manager of
                                                         Regional Business
                                                         Support Center
                                                         (Current)

------------------ ------------------------  --------- ------------------------
Terumoto Nonaka    Corporate Senior Vice     Jan. 1988 Joined the Company
(October 28, 1947)   President               Jan. 1990 Deputy General Manager
                   (President of Electronic              of Electronic Devices
                     Devices Company)                    Division
                                             June 2000 Senior Vice President
                                             Oct. 2000 President of Electronic
                                                         Devices Company
                                                         (Current)
                                             June 2002 Executive Vice President
                                             June 2005 Corporate Senior Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Etsuo Kobayashi    Corporate Senior Vice     Apr. 1970 Joined the Company
(July 4, 1947)       President               Apr. 1998 General Manager of
                   (General Manager of                   Personnel Division
                     Personnel Division)                 (Current)
                                             June 2000 Senior Vice President
                                             June 2003 Executive Vice President
                                             June 2005 Corporate Senior Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Haruo Nakamura     Corporate Senior Vice     Aug. 2000 Joined the Company
(April 29, 1952)     President               Nov. 2000 Leader of alpha Task
                   (General Manager of GJ                Force
                     (GEL JET) Business      Apr. 2004 Executive Vice President
                     Division)               Apr. 2004 General Manager of GJ
                                                         (GEL JET) Business
                                                         Division (Current)
                                             June 2005 Corporate Senior Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Kenji Hatanaka     Corporate Senior Vice     Apr. 1969 Joined the Company
(July 1, 1946)       President               June 2000 Senior Vice President
                   (General Manager of       June 2003 General Manager of
                     Tokyo Branch)                       Tokyo Branch (Current)
                   (General Manager of       June 2003 General Manager of
                     Kanto Branch)                       Kanto Branch (Current)
                   (President of Ricoh       June 2004 Executive Vice President
                     Sales Co., Ltd.)        Jan. 2005 President of Ricoh
                                                         Sales Co., Ltd.
                                                         (Current)
                                             June 2005 Corporate Senior Vice
                                                         President (Current)

                       Current Position
      Name         (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
Hideko Kunii       Corporate Senior Vice     May  1982 Joined the Company
(December 13,        President               Oct. 1999 General Manager of
1947)              (General Manager of                   Software Research
                     Software R&D Group)                 Center
                   (Chairman of Ricoh        June 2000 Senior Vice President
                     Software Research       Oct. 2000 Deputy General Manager
                     Center (Beijing) Co.,               of P&S Products
                     Ltd.)                               Division
                                             June 2002 Chairman of Ricoh
                                                         Software Technology
                                                         (Shanghai) Co., Ltd.
                                             Oct. 2002 General Manager of
                                                         Software R&D Group
                                                         (Current)
                                             Feb. 2004 Chairman of Ricoh
                                                         Software Research
                                                         Center (Beijing) Co.,
                                                         Ltd. (Current)
                                             June 2004 Executive Vice President
                                             June 2005 Corporate Senior Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Hiroshi Kobayashi  Corporate Senior Vice     Apr. 1974 Joined the Company
(July 2, 1948)       President               Apr. 2002 General Manager of
                   (General Manager of LP                Corporate Planning
                     Business Group)                     Division
                                             June 2002 Senior Vice President
                                             Apr. 2003 General Manager of
                                                         Corporate
                                                         Communication Center
                                             June 2004 Executive Vice President
                                             Oct. 2004 General Manager of LP
                                                         Business Group
                                                         (Current)
                                             June 2005 Corporate Senior Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Susumu Ichioka     Corporate Senior Vice     Apr. 1971 Joined the Company
(April 23, 1948)     President               Oct. 2003 Senior Vice President
                   (Chairman of Ricoh        Oct. 2003 President of Ricoh
                     Corporation)                        Finance Corporation
                                                         (Current)
                                             June 2004 Executive Vice President
                                             June 2004 Chairman of Ricoh
                                                         Corporation (Current)
                                             June 2005 Corporate Senior Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Kiyoto Nagasawa    Corporate Vice President  Apr. 1973 Joined the Company
(August 16, 1948)  (General Manager of       Apr. 2001 General Manager of C&F
                     Quality of Management               Business Division 2
                     Division)               June 2002 Senior Vice President
                                             June 2005 General Manager of
                                                         Quality of Management
                                                         Division (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Yutaka Ebi         Corporate Vice President  Apr. 1972 Joined the Company
(October 20, 1949) (General Manager of       Apr. 2001 General Manager of
                     Legal & Intellectual                Imaging Technology
                     Property Division)                  Division
                                             June 2002 Senior Vice President
                                             Oct. 2004 General Manager of
                                                         Legal & Intellectual
                                                         Property Division
                                                         (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)

                       Current Position
      Name         (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- -----------------------
Hiroo Matsuda      Corporate Vice President  Apr. 1972 Joined the Company
(April 19, 1948)   (General Manager of       Apr. 2002 General Manager of
                     Printing Solution                   Major Accounts
                     Division of Marketing               Marketing Division
                     Group)                  June 2002 Senior Vice President
                                             Apr. 2004 General Manager of
                                                         Solution Partner
                                                         Sales Division of
                                                         Marketing Group
                                             Oct. 2004 General Manager of
                                                         Solution Partner
                                                         Sales Center of LP
                                                         Business Group
                                             June 2005 Corporate Vice
                                                         President (Current)
                                             Apr. 2006 General Manager of
                                                         Printing Solution
                                                         Division of Marketing
                                                         Group (Current)

------------------ ------------------------  --------- -----------------------
Hiroshi Adachi     Corporate Vice President  Apr. 1968 Joined the Company
(January 8, 1946)  (President of Thermal     Oct. 2000 President of Thermal
                     Media Company)                      Media Company
                   (Chairman of Ricoh                    (Current)
                     Electronic Technology   Nov. 2001 Chairman of Ricoh
                     (Beijing) Co., Ltd.)                Electronic Technology
                   (Chairman of Ricoh                    (Beijing) Co., Ltd.
                     International                       (Current)
                     (Shanghai) Co., Ltd.)   June 2002 Senior Vice President
                   (Chairman of Ricoh        June 2004 Chairman of Ricoh
                     Thermal Media (Wuxi)                International
                     Co., Ltd.)                          (Shanghai) Co., Ltd.
                                                         (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)
                                             Dec. 2005 Chairman of Ricoh
                                                         Thermal Media (Wuxi)
                                                         Co., Ltd.(Current)

------------------ ------------------------  --------- -----------------------
Kohji Sawa         Corporate Vice President  Apr. 1971 Joined the Company
(June 5, 1948)     (General Manager of       Apr. 1998 General Manager of
                     Information Technology              Imaging System
                     and Solution Division)              Component Production
                                                         Division
                                             Apr. 2000 General Manager of
                                                         Procurement Control
                                                         Center
                                             July 2001 General Manager of
                                                         Optical Component
                                                         Development Center
                                             June 2002 Senior Vice President
                                             June 2005 General Manager of
                                                         Information
                                                         Technology and
                                                         Solution Division
                                                         (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)

------------------ ------------------------  --------- -----------------------
Yoshimasa Matsuura Corporate Vice President  Apr. 1971 Joined the Company
(June 23, 1947)    (General Manager of       May  1999 General Manager of
                     Office Business                     Supply Chain
                     Planning Center)                    Management Planning
                   (Deputy General Manager               Division
                     of MFP Business Group)  Apr. 2004 General Manager of
                   (General Manager of                   Imaging System
                     Business Strategy                   Business Strategy
                     Center of MFP Business              Center
                     Group)                  June 2004 Senior Vice President
                                             Oct. 2004 General Manager of
                                                         Office Business
                                                         Planning Center
                                                         (Current)
                                             June 2005 Deputy General Manager
                                                         of MFP Business Group
                                                         (Current)
                                             June 2005 General Manager of
                                                         Business Strategy
                                                         Center of MFP
                                                         Business Group
                                                         (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)

                       Current Position
      Name         (Function/Business area)    Date      Business Experience
-----------------  ------------------------  --------- -----------------------
Sadahiro Arikawa   Corporate Vice President  Apr. 1971 Joined the Company
(March 31, 1949)   (General Manager of       Dec. 2001 President of Ricoh
                     Major Accounts                      Kyusyu Co., Ltd.
                     Marketing Division)     Apr. 2004 General Manager of
                                                         Major Accounts
                                                         Marketing Division
                                                         (Current)
                                             June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)

-----------------  ------------------------  --------- -----------------------
Norio Tanaka       Corporate Vice President  Feb. 1978 Joined the Company
(March 22, 1948)   (Deputy General Manager   Apr. 2004 Deputy General Manager
                     of MFP Business Group)              of Imaging System
                   (General Manager of                   Business Strategy
                     Products Management &               Center
                     Planning Center of MFP  Apr. 2004 General Manager of
                     Business Group)                     Imaging Products
                   (General Manager of                   Business Center of
                     Marketing Center of                 International
                     MFP Business Group)                 Business Center
                                             June 2004 Senior Vice President
                                             June 2004 Deputy General Manager
                                                         of International
                                                         Business Group
                                             Oct. 2004 Deputy General Manager
                                                         of MFP Business Group
                                                         (Current)
                                             Oct. 2004 General Manager of
                                                         Products Management &
                                                         Planning Center of
                                                         MFP Business Group
                                                         (Current)
                                             Oct. 2004 General Manager of
                                                         Marketing Center of
                                                         MFP Business Group
                                                         (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)

-----------------  ------------------------  --------- -----------------------
Kenichi Kanemaru   Corporate Vice President  Apr. 1973 Joined the Company
(November 19,      (General Manager of       Apr. 1998 General Manager of
1952)                Imaging System                      Production Strategic
                     Production Business                 Center
                     Group)                  June 1999 President of Ricoh UK
                   (General Manager of                   Products Ltd.
                     Procurement Control     June 2004 Senior Vice President
                     Center)                 June 2005 Deputy General Manager
                                                         of Imaging System
                                                         Production Business
                                                         Group
                                             June 2005 General Manager of
                                                         Procurement Control
                                                         Center (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)
                                             Apr. 2006 General Manager of
                                                         Imaging System
                                                         Production Business
                                                         Group (Current)

-----------------  ------------------------  --------- -----------------------
Daisuke Segawa     Corporate Vice President  Mar. 1980 Joined the Company
(July 21, 1954)    (General Manager of       Dec. 1998 General Manager of
                     Finance and Accounting              Treasury Department
                     Division)               Oct. 2004 General Manager of
                                                         Corporate Planning
                                                         Division
                                             June 2005 Corporate Vice
                                                         President (Current)
                                             Apr. 2006 General Manager of
                                                         Finance and
                                                         Accounting Division
                                                         (Current)

                       Current Position
      Name         (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- -----------------------
Hisashi Takata     Corporate Vice President  Apr. 1974 Joined the Company
(May 20, 1951)     (Deputy General Manager   Apr. 1999 General Manager of
                     of GJ (GEL JET)                     Business Strategy
                     Business Division)                  Division of
                   (General Manager of                   International
                     Marketing Center of GJ              Marketing Group
                     (GEL JET) Business      Oct. 2004 Deputy General Manager
                     Division)                           of GJ (GEL JET)
                   (General Manager of GJ                Business Division
                     Marketing Division of               (Current)
                     Marketing Group)        Oct. 2004 General Manager of
                                                         Marketing Center of
                                                         GJ (GEL JET) Business
                                                         Division (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)
                                             Oct. 2005 General Manager of GJ
                                                         Marketing Division of
                                                         Marketing Group
                                                         (Current)

------------------ ------------------------  --------- -----------------------
Kenichi            Corporate Vice President  Apr. 1971 Joined the Company
Matsubayashi       (General Manager of RS    Apr. 1995 Manager of RS Business
(June 5, 1948)       Products Division)                  Planning Department
                                             Oct. 2003 General Manager of RS
                                                         Products Division
                                                         (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)

------------------ ------------------------  --------- -----------------------
Kunihiko Satoh     Corporate Vice President  Mar. 1979 Joined the Company
(October 21, 1956) (General Manager of       Apr. 2002 President of Hokkaido
                     Business Strategic                  Ricoh Co., Ltd.
                     Planning Office of      Apr. 2004 General Manager of
                     Marketing Group)                    Solution Marketing
                   (General Manager of                   Center
                     Business Partner        June 2004 General Manager of
                     Division of Marketing               Customer Contact
                     Group)                              Center
                   (General Manager of Net   June 2005 Corporate Vice
                     RICOH Marketing                     President (Current)
                     Division of Marketing   Apr. 2006 General Manager of
                     Group)                              Business Strategic
                                                         Planning Office of
                                                         Marketing Group
                                                         (Current)
                                             Apr. 2006 General Manager of
                                                         Business Partner
                                                         Division of Marketing
                                                         Group (Current)
                                             Apr. 2006 General Manager of Net
                                                         RICOH Marketing
                                                         Division of Marketing
                                                         Group (Current)

------------------ ------------------------  --------- -----------------------
Sohichi Nagamatsu  Corporate Vice President  July 2004 Joined the Company
(March 25, 1951)   (General Manager of       July 2004 Vice General Manager of
                     Research and                        Research and
                     Development Group)                  Development Group
                   (General Manager of       Apr  2006 Corporate Vice
                     Corporate Technology                President (Current)
                     Planning Division)      Apr  2006 General Manager of
                                                         Research and
                                                         Development Group
                                                         (Current)
                                             Apr  2006 General Manager of
                                                         Corporate Technology
                                                         Planning Division
                                                         (Current)

                       Current Position
      Name         (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
 Group Executive Officers of the Company as of June 28, 2006 were as follows:
------------------ ------------------------  --------- ------------------------
Makoto Hashimoto   Corporate Executive Vice  Nov. 1972 Joined the Company
(August 26, 1945)    President               Apr. 1993 General Manager of PPC
                   (President and CEO of                 Division of Imaging
                     Ricoh Elemex                        System Business Group
                     Corporation)
                                             June 1994 Director
                                             Apr. 1998 General Manager of
                                                         Imaging System
                                                         Business Group
                                             June 1998 Managing Director
                                             June 2000 Executive Vice President
                                             Oct. 2000 President of Personal
                                                         MultiMedia Products
                                                         Company
                                             June 2003 General Manager of CSM
                                                         (Customer
                                                         Satisfaction
                                                         Management) Division
                                             June 2005 Corporate Executive
                                                         Vice President
                                                         (Current)
                                             Jan. 2006 President and CEO of
                                                         Ricoh Elemex
                                                         Corporation (Current)

------------------ ------------------------  --------- ------------------------
Yuji Inoue         Corporate Senior Vice     Apr. 1971 Joined the Company
(April 4, 1948)      President               Apr. 1998 General Manager of
                   (President of Ricoh                   Finance and
                     Leasing Co., Ltd.)                  Accounting Division
                                             Apr. 2000 President of Ricoh
                                                         Leasing Co., Ltd.
                                                         (Current)
                                             June 2000 Senior Vice President
                                             June 2004 Managing Director
                                             June 2005 Corporate Senior Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Shiroh Sasaki      Corporate Senior Vice     Apr. 1972 Joined the Company
(December 23,        President               Apr. 2000 President of Gestetner
1949)              (Chairman of Ricoh                    Holdings PLC
                     Europe B.V.)            Apr. 2002 President of NRG Group
                   (Chairman of NRG Group                PLC
                     PLC)                    June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)
                                             Apr. 2006 Chairman of Ricoh
                                                         Europe B.V.(Current)
                                             Apr. 2006 Chairman of NRG Group
                                                         PLC (Current)

------------------ ------------------------  --------- ------------------------
Peter E. Hart      Corporate Vice President  Mar. 1997 President of Ricoh
(February 27,        (Chairman and                       Silicon Valley, Inc.
1941)                President of Ricoh                  (now Ricoh
                     Innovations, Inc.)                  Innovations, Inc.)
                                             Feb. 2000 Chairman and President
                                                         of Ricoh Silicon
                                                         Valley, Inc. (now
                                                         Ricoh Innovations,
                                                         Inc.) (Current)
                                             June 2000 Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)

------------------ ------------------------  --------- ------------------------
Bernard Decugis    Corporate Vice President  Aug. 1993 President of Ricoh
(October 23, 1942)   (President of Ricoh                 France S.A. (Current)
                     France S.A.)            Apr. 2001 Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)

                       Current Position
      Name         (Function/Business area)    Date      Business Experience
------------------ ------------------------- --------- ------------------------
Hiroshi Tsuruga    Corporate Vice President  Apr. 1971 Joined the Company
(November 18,      (President of Tohoku      Apr. 1999 General Manager of
1948)                Ricoh Co., Ltd.)                    Information
                                                         Technology and
                                                         Solution Division
                                             June 2002 Senior Vice President
                                             June 2005 Deputy President of
                                                         Tohoku Ricoh Co., Ltd.
                                             June 2005 Corporate Vice
                                                         President (Current)
                                             Apr. 2006 President of Tohoku
                                                         Ricoh Co., Ltd.
                                                         (Current)

------------------ ------------------------- --------- ------------------------
Norihisa Goto      Corporate Vice President  Apr. 1972 Joined the Company
(March 8, 1949)    (Vice Chairman of Ricoh   Oct. 1997 President of Ricoh
                     Corporation)                        Deutschland GmbH
                   (President of Lanier      Mar. 2001 Chairman of Lanier
                     Worldwide, Inc.)                    Worldwide, Inc.
                                             Jan. 2003 President of Lanier
                                                         Worldwide, Inc.
                                                         (Current)
                                             June 2003 Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)
                                             June 2006 Vice Chairman of Ricoh
                                                         Corporation (Current)

------------------ ------------------------- --------- ------------------------
Shunsuke Nakanishi Corporate Vice President  Apr. 1972 Joined the Company
(October 12, 1948) (President of Ricoh       May  1999 General Manager of
                     Electronics Inc.)                   Production Strategic
                                                         Center
                                             July 2001 President of Ricoh
                                                         Electronics Inc.
                                                         (Current)
                                             June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)

------------------ ------------------------- --------- ------------------------
Mitsuhiko Ikuno    Corporate Vice President  May  1975 Joined the Company
(March 26, 1953)   (President of Shanghai    June 2000 President of Ricoh Asia
                     Ricoh Facsimile Co.,                Industry Ltd.
                     Ltd.)
                                             June 2004 President of Shanghai
                                                         Ricoh Facsimile Co.,
                                                         Ltd. (Current)
                                             June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)

------------------ ------------------------- --------- ------------------------
Yoshihiro Niimura  Corporate Vice President  Apr. 1975 Joined the Company
(May 22, 1951)     (President of Ricoh       June 2004 President of Ricoh
                     China Co., Ltd.)                    China Co., Ltd.
                   (Chairman and President               (Current)
                     of Ricoh Electronic     June 2004 Chairman and President
                     Technology (China)                  of Ricoh Electronic
                     Co., Ltd.)                          Technology (China)
                                             June 2004   Co., Ltd. (Current)
                                                       Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)

------------------ ------------------------- --------- ------------------------
Michel De          Corporate Vice President  June 1993 Managing Director of
Bosschere          (President of NRG                     Nashua/ tec Benelux
(June 16, 1948)      Benelux B.V.)           Jan. 2000 President of NRG
                                                         Benelux B.V. (Current)
                                             June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                         President (Current)

------------------ ------------------------- --------- ------------------------
Toshiaki Katayama  Corporate Vice President  Oct. 2004 President of Ricoh
(November 28,      (President of Ricoh                   Printing Systems,
1947)                Printing Systems, Ltd.)             Ltd. (Current)
                                             June 2005 Corporate Vice
                                                         President (Current)

                       Current Position
      Name         (Function/Business area)    Date      Business Experience
-----------------  ------------------------  --------- -----------------------
Thomas Salierno    Corporate Vice President  Apr. 2003 President of Ricoh U.S.
(June 29, 1954)    (COO of Ricoh U.S. -                  Division - Ricoh
                     Ricoh Corporation)                  Corporation
                                             Apr. 2006 Corporate Vice
                                                         President (Current)
                                             June 2006 COO of Ricoh U.S. -
                                                         Ricoh Corporation
                                                         (Current)

   There are no family relationships between any Director, Corporate Auditor or Executive Officer and any other Director, Corporate Auditor or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director, Corporate Auditor, Executive Officer, or a Group Executive Officer.

B. Compensation

   The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for the fiscal year ended March 31, 2006 to all Directors, Corporate Auditors, Executive Officers and Group Executive Officers of the Company who served during the fiscal year ended March 31, 2006 was Yen 1,093 million.

   In accordance with customary Japanese business practice, annual bonuses are paid to the Directors and Corporate Auditors of the Company out of the profit of the Company available for dividends, as such profit is determined in accordance with the Corporation Law of Japan. Such bonuses are approved at the annual shareholders meeting customarily held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes. Included in the figure for aggregate remuneration set forth above is a total of Yen 155 million in bonuses paid to Directors and Corporate Auditors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2005, as approved by the Company's shareholders at the General Meeting of Shareholders held on June 28, 2005.

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

C. Board Practices

   Under the Corporation Law of Japan, all Directors and Corporate Auditors shall be elected at the General Meeting of Shareholders. In general, under the Articles of Incorporation of the Company, the terms of office of Directors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last fiscal year ending within two years after their election, and the terms of office of Corporate Auditors shall expire at the conclusion of the Ordinary General Meeting of

Shareholders held with respect to the last fiscal year ending within four years after their election. However, both the Directors and Corporate Auditors may serve any number of consecutive terms.

   From among the Directors, the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the statutory authority to represent the Company in the conduct of its affairs.

   The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least half of the Corporate
Auditors must be a person who has not been a Director, executive officer, manager, or employee of the Company or any of its subsidiaries prior to his or her election as a Corporate Auditor. The Corporate Auditors may not at the same time be Directors, executive officers, managers, or employees of the Company or any of its subsidiaries. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the administration by the Directors of the Company's affairs. Corporate Auditors are entitled and obligated to participate in meetings of the Board of Directors but are not entitled to vote. Under the Corporation Law, the Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his or her opinion in the audit report if it is different from the opinion of the Board of Corporate Auditors that is expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the method of examination by the Corporate Auditors of the Company's affairs and financial position, and other matters concerning the performance of the Corporate Auditors' duties. The Company does not have an audit committee.

   There are no Director's service contracts with Ricoh providing for benefits upon termination of service. For additional information regarding director compensation, see Item 6.B.

D. Employees

   The table below provides information about employees.

                                     As of March 31,
                                   --------------------
                                    2004   2005   2006
-------------------------------------------------------
Categorized by Operating Segment
   Office Solutions                65,586 67,710 68,685
   Industrial Products              3,046  3,054  3,045
   Other                            3,398  3,384  3,401
   Headquarters                     1,107    949  1,019
   Total                           73,137 75,097 76,150

Categorized by Geographic Location
   Domestic                        38,772 40,107 39,930
   Overseas                        34,365 34,990 36,220
   Total                           73,137 75,097 76,150
-------------------------------------------------------

   Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in the fiscal year 2006 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share Ownership

   The following table lists the number of Common Stock owned by each Director, Corporate Auditor and Executive Officer of the Company as of June 28, 2006. None of the Company's Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company's Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.02% of the total Company Common Stock issued.

       Name                        Position                 Number of Shares
------------------ ---------------------------------------- ----------------
Masamitsu Sakurai  Chairman of the Board and Representative            9,000
                     Director
Koichi Endo        Director                                           13,747
Masayuki Matsumoto Director                                            4,000
Katsumi Yoshida    Director                                            5,100
Takashi Nakamura   Director                                            6,693
Shiroh Kondoh      Director                                            5,000
Kazunori Azuma     Director                                            6,000
Zenji Miura        Director                                            6,000
Kiyoshi Sakai      Director                                            5,000
Takaaki Wakasugi   Director                                            3,000
Koji Tomizawa      Corporate Auditor                                   4,000
Kazuo Togashi      Corporate Senior Vice President                     6,000
Terumoto Nonaka    Corporate Senior Vice President                     7,050
Etsuo Kobayashi    Corporate Senior Vice President                     8,000
Kenji Hatanaka     Corporate Senior Vice President                     3,000
Hideko Kunii       Corporate Senior Vice President                     6,000
Hiroshi Kobayashi  Corporate Senior Vice President                     3,000
Susumu Ichioka     Corporate Senior Vice President                     3,000
Kiyoto Nagasawa    Corporate Vice President                            4,000
Yutaka Ebi         Corporate Vice President                            2,000
Hiroshi Adachi     Corporate Vice President                            8,000
Kohji Sawa         Corporate Vice President                            4,000
Yoshimasa Matsuura Corporate Vice President                            4,000
Sadahiro Arikawa   Corporate Vice President                            2,000
Norio Tanaka       Corporate Vice President                            1,000
Kenichi Kanemaru   Corporate Vice President                            3,000
Hisashi Takata     Corporate Vice President                            1,000
Kunihiko Satoh     Corporate Vice President                            1,000
Makoto Hashimoto   Corporate Vice President                           11,000
Yuji Inoue         Corporate Vice President                           10,000
Shiroh Sasaki      Corporate Vice President                            1,000
Hiroshi Tsuruga    Corporate Vice President                            3,000
Norihisa Goto      Corporate Vice President                            3,000
Yoshihiro Niimura  Corporate Vice President                            1,000
                                                            ----------------
   Total                                                             162,590
                                                            ================

   All shares of Common Stock of the Company carry the same voting rights.

   No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 28, 2006.

Item 7. Major Shareholders and Related Party Transactions
        -------------------------------------------------

A. Major Shareholders

   Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2006 are as follows:

                                                      Number of    Percentage of
                                                     Shares Owned   Outstanding
Title of Class                 Name                 (in thousands) Shares Owned
-------------- ------------------------------------ -------------- -------------
 Common Stock  The Master Trust Bank of Japan, Ltd.     66,722         9.14%
 Common Stock  Japan Trustee Services Bank, Ltd.        44,460         6.09%

   The Master Trust Bank of Japan, Ltd. is a joint venture managed by Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company and the Norinchukin Trust and Banking Co., Ltd.

   Japan Trustee Services Bank, Ltd. is a joint venture managed by Resona Bank, Ltd., the Sumitomo Trust and Banking Co., Ltd. and Mitsui Trust Holdings, Inc.

   As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during fiscal year 2006. The major shareholders do not have different voting rights.

   American Depositary Receipts ("ADRs") evidencing American Depositary Shares are issued by The Bank of New York. The normal trading unit is 5 American Depositary Shares. As of March 31, 2006, 1,367,524 American Depositary Shares were held of record by two institutional registered holders in the United States of America.

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

B. Significant Changes

   On May 31, 2006, San-Ai Co., Ltd., a subsidiary of the Company, completed the sale of its content distribution business to Giga Networks Co., Ltd., a subsidiary of Faith, Inc. The sale price was Yen 12.0 billion. The Company expects to recognize a gain on this sale equal to Yen 5.0 billion.

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

                                                    Over-the-Counter Market Price
                         Tokyo Stock Exchange Price Per American Depositary Share
                          Per Share of Common Stock  (5 shares of Common Stock)
                                (Japanese Yen)             (U.S. Dollars)
                         -------------------------- -----------------------------
                            High            Low        High               Low
                           ------          -----      ------             -----
Annual highs and lows
---------------------
Fiscal Year 2002            2,735          1,563      108.00               77.50
Fiscal Year 2003            2,470          1,637       95.75               62.50
Fiscal Year 2004            2,365          1,607      104.50               68.55
Fiscal Year 2005            2,345          1,782      107.50               84.80
Fiscal Year 2006            2,360          1,646      110.00               73.00

Quarterly highs and lows
------------------------
Fiscal Year 2005
1st quarter                 2,345          2,045      107.50               92.50
2nd quarter                 2,325          1,970      105.45               89.85
3rd quarter                 2,255          1,782      102.40               85.97
4th quarter                 2,010          1,802       96.50               84.80

Fiscal Year 2006
1st quarter                 1,897          1,646       87.30               78.70
2nd quarter                 1,855          1,651      110.00               75.55
3rd quarter                 2,205          1,780       91.25               73.00
4th quarter                 2,360          1,917      101.00               83.75

Monthly highs and lows
----------------------
December 2005               2,205          1,981       91.25               73.00
January 2006                2,175          1,917       95.00               84.00
February 2006               2,210          1,988       94.50               83.75
March 2006                  2,360          2,150      101.00               92.15
April 2006                  2,335          2,100      100.50               92.25
May 2006                    2,420          2,175      108.00               97.50

Notes: (1) Price per share of Common Stock is as reported by the TSE.
       (2)Price per ADSs is based upon one ADS representing 5 shares of Common Stock as reported by the Over-the-Counter Market Bulletin Board(R).

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

B. Memorandum and Articles of Association

ORGANIZATION

   Ricoh Company, Ltd. was incorporated in Japan under the Commercial Code of Japan and is deemed to remain to exist under the Corporation Law (KAISHA-HO; Law No. 86 of 2005) which took effect as of May 1, 2006. It is registered in the Commercial Register (SHOGYO TOKIBO) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.

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

DIRECTORS

   Under the Corporation Law, the Board of Directors has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Corporation Law, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The total amount of remuneration to Directors and to Corporate Auditors is subject to approval at the General Meeting of Shareholders. Within such authorized amounts the Board of Directors and the Board of Corporate Auditors respectively determine the compensation to each Director and Corporate Auditor.

   Except as stated below, neither the Corporation Law nor the Company's Articles of Incorporation make a special provision as to the Director's or Corporate Auditor's power to vote in connection with their compensation, borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of the Company. The Corporation Law specifically requires the resolution of the Board of Directors for a corporation to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as managers (SHIHAININ); to establish, change or abolish a material corporate organization such as a branch office; to decide certain important matters related to the offering as to subscription of bonds; to establish a system necessary to ensure appropriateness of business operations of a joint stock corporation (KABUSHIKI KAISHA), including compliance with the laws and regulations and the Articles of Incorporation by the Directors in performing their duties. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company's borrowing or lending of a significant amount of money or giving of a guarantee in a large amount.

   Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Corporation Law of Japan relating to a joint stock company (KABUSHIKI KAISHA) and certain related legislation.

GENERAL

   The presently authorized capital stock of the Company is 1,500,000,000 shares. Under the Corporation Law, shares of the Company (which chose under Article 7 of its Articles of Incorporation to issue share certificates) are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must generally have his name registered in the Company's register of shareholders. Shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust & Banking Co., Ltd., the custodian of the shareholders' register (KABU-NUSHI MEIBO KANRININ), transfer agent for the Company's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

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

DIVIDENDS

   The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, accounting documents (financial statements) and the attachments thereto for dividends and other purposes; these documents are to be submitted to the Corporate Auditors of the Company and to the Accounting Auditors and then submitted for approval by an annual Ordinary General Meeting of Shareholders, which is normally held in June of each year and the distribution of surplus (JOYO-KIN) is to be decided upon by shareholders at such Meeting. In addition to provisions for dividends, if any, and for the reserve, bonuses to Directors and Corporate Auditors will also be decided upon at this Meeting. In addition to a distribution of annual dividends, the Board of Directors of the Company may by its resolution declare an interim dividend pursuant to Article 454, paragraph 5 of the Corporation Law to shareholders who are registered in the Company's register of shareholders at the end of each September 30, subject to the limitations described below.

   The Corporation Law provides that the Company may not make any distribution of surplus by way of dividends in cash unless it has set aside in its reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The Corporation Law permits the Company to distribute surplus by way of dividends. First, surplus is calculated by adding (i), (ii), (iii) and (iv) described below and subtracting
(v), (vi) and (vii) described below from such aggregate of (i) through (iv):
(i) amount determined by subtracting the aggregate of (c), (d) and
(e) described below from the aggregate of (a) and (b) described below as of the final date of the last fiscal year; (a) amount of assets, (b) the aggregate amount of the book value of the treasury stock, (c) amount of liabilities,
(d) the aggregate amount of the stated capital and the reserve and (e) the aggregate of each amount entered under respective accounting titles (KANJO KAMOKU) set forth under the relevant Ordinance of the Ministry of Justice,
(ii) amount determined by subtracting the book value of the treasury stock from the consideration for the treasury stock disposed of, if any, after the final date of the last fiscal year, (iii) amount of reduction of the stated capital, if any, after the final date of the last fiscal year, (iv) amount of reduction of the reserve, if any, after the final date of the last fiscal year, (v) book value of the treasury stock, if any, cancelled after the final date of the last fiscal year, (vi) amount determined by adding (a) through (c) described below in the event that surplus is distributed after the final date of the last fiscal year: (a) the aggregate of the book value of assets for distribution set forth under Article 454, paragraph 1, item 1 of the Corporation Law (regarding distribution of surplus), (b) the aggregate of each sum of the money given to the shareholders who exercised the right to monetary distribution set forth under Article 454, paragraph 4, item 1 of the Corporation Law (regarding distribution in kind) and (c) the aggregate of each sum of the money given to each shareholder holding shares of which number is less than a certain number to be set forth by the Company pursuant to Article 454, paragraph 4, item 2 of the Corporation Law (regarding distribution in kind), (vii) the aggregate of each amount entered under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice. Second, the distributable amount is calculated by subtracting the aggregate of (iii), (iv), (v) and
(vi) described below from the aggregate of (i) and (ii) described below:
(i) surplus; (ii) the aggregate of the following items (a) and (b) in the event that extraordinary accounting documents are approved by the shareholders' meeting or by the Board of Directors, as the case may be; (a) the aggregate of each amount entered as profit under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice during a period of time in question, (b) consideration for the treasury stock disposed of, if any, during such period; (iii) the book value of the treasury stock; (iv) the consideration for treasury stock disposed of, if any, after the final date of the last fiscal year; (v) the aggregate of each amount entered as loss under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice during the same period as stated in (ii) above; and
(vi) the aggregate of each amount entered under the respective accounting titles set forth under the relevant Ordinance of Ministry of Justice. The Company may distribute such distributable amount to shareholders.

   The Corporation Law does not provide for stock dividends but provides for "free share allotment" under Article 185. The Board of Directors may by resolution issue and allot new shares to the shareholders on a prorated basis without receiving any consideration/contribution as issue price. In addition, under the Corporation Law, the Board of Directors may by resolution issue additional shares by way of a stock split, while the General Meeting of Shareholders by resolution transfers any amount which is distributable as dividends to stated capital, and thus the same effect as a stock dividend can be achieved.

   In Japan, the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

   In accordance with the Company's Articles of Incorporation, once a right to any dividends is accrued and has become due and payable, such right to dividends will lapse after three years from the due date.

TRANSFER OF RESERVE TO STATED CAPITAL AND STOCK SPLITS

   When the Company issues new shares of Common Stock, the entire amount of the issue price of such new shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as capital surplus. The General Meeting of Shareholders may by resolution transfer the whole or any part of reserve to stated capital. On the other hand, the Board of Directors may by resolution issue to shareholders additional shares of Common Stock without receiving any consideration/contribution as issue price by way of free allotment of shares or stock split without referring to the whole or any part of the amount of reserve so transferred to stated capital.

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

   Any shareholders' holding at least 300 voting shares or 1% of the total number of outstanding voting shares for six months or more may propose a matter to be considered at a General Meeting of Shareholders by submitting a written request to Directors at least eight weeks prior to the date set for such Meeting. Such request may be submitted by electronic means with the Company's consent.

VOTING RIGHTS

   A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph below and in the sections entitled "'Unit share system" through "Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the shares having voting rights represented at the meeting. Special resolutions provided for in paragraph 2, Article 309 of the Corporation Law shall be adopted by the vote of the shareholders not less than two-thirds (2/3) of those present at a meeting whereby one-third (1/3) of voting rights of all of the shareholders shall constitute a quorum. The Corporation Law and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding voting shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

   The Corporation Law provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger (with an exception of a merger with a company of very small business) or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation (with an exception of a merger with a company of very small business), any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders, the quorum shall be one-third of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the Meeting is required (the "special shareholders resolution").

SUBSCRIPTION RIGHTS (KABUSHIKI WARIATEWO UKERU KENRI)

   Holders of the Company's Common Stock have no preemptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders and a notice must be given to shareholders not less than two weeks prior to the date when such rights are to be vested to shareholders. The Corporation Law provides that if a shareholder to whom such rights are given does not apply for subscription by a certain date of subscription, such shareholder will lose such rights.

   Rights to subscribe for new shares may be made generally transferable by the Board of Directors. In such case, such transferable right is called "call option of new shares (SHINKABU YOYAKUKEN). Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against the Company and third parties only if the Company's consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

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

CUSTODIAN OF THE SHAREHOLDERS' REGISTER

   The Chuo Mitsui Trust and Banking Co., Ltd. is the custodian of the shareholders' register of the Company's Common Stock; as such custodian, it keeps the Company's register of shareholders and register of the lost share certificates in its office at 33-1, Shiba 3-chome, Minato-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

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

PURCHASE BY THE COMPANY OF ITS COMMON STOCK

   The Company may purchase its own shares only in case of the events falling under Article 155 of the Corporation Law. As a matter of manner of such purchase, the Company may purchase of its own shares (i) through the Tokyo Stock Exchange or other stock exchange on which the shares are listed or by way of tender offer, if authorized by a resolution of the Board of Directors,
(ii) from a specific party, if authorized by a special resolution of an Ordinary General Meeting of Shareholders, or (iii) from the Company's own subsidiary, if authorized by a resolution of the Board of Directors.

   When a repurchase is made by the Company from a specified party pursuant to an authorization by a special resolution of an Ordinary General Meeting of Shareholders as noted above, shareholders may make a demand to a Representative Director, five days or more prior to the relevant Shareholders' Meeting, that the Company also repurchase the shares held by that shareholder. Purchase of shares falling under Article 461, paragraph 1 of the Corporation Law must satisfy, among others, the requirement that the total amount of the repurchase price (of book value) may not exceed the distributable amount as described in "Dividends" above. The Company may hold its own shares as treasury stock so purchased without restriction as to a period of time to hold. However, the Company is not entitled to any voting rights or right to dividends as to such treasury stock. The Company may cancel its treasury stock that it holds by a resolution of the Board of Directors. The Company may otherwise dispose of its treasury stock by a resolution of the Board of Directors.

"UNIT" SHARE SYSTEM (TANGENKABU SEIDO)

   Pursuant to the Corporation Law the Company has adopted 1,000 shares as one unit of shares.

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

OTHER RIGHTS OF A HOLDER OF SHARES REPRESENTING LESS THAN ONE UNIT

   A holder of shares representing less than one unit has certain rights in respect of such shares, including the following: (i) the right to receive dividends (including interim dividends), (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of the Company, (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders and (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the Company. Other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

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

   Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2006, and there are no material quantitative changes in market risk exposure at March 31, 2006 when compared to March 31, 2005. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

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

Foreign Exchange Forward Contracts
------------------------------------------------------------------------
                           Year Ended March 31, 2006
        ----------------------------------------------------------------
        Average contractual rates Contract amounts  Estimated fair value
                                  (Millions of yen)  (Millions of yen)
        ----------------------------------------------------------------
US$/Yen          118.37                    592                  6
EUR/Yen          140.40                  2,359                (33)
------------------------------------------------------------------------

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


LONG-TERM INDEBTEDNESS
------------------------------------------------------------------------------------------------------------------------------
                                                        Year ended March 31, 2006
------------------------------------------------------------------------------------------------------------------------------
                                                                 Millions of Yen
                                 ---------------------------------------------------------------------------------------------
(Excluding Capital                                                 Expected maturity date
Lease Obligations and                         --------------------------------------------------------------------------------
SFAS No. 133 fair      Average                                                                                        Fair
value adjustment)      pay rate   Total           2007       2008       2009        2010        2011  Thereafter      Value
------------------------------------------------------------------------------------------------------------------------------
Bonds                    1.10%       100,000       45,000     10,000     25,000     20,000        --          --       100,304

Medium-Term Notes        0.17         10,000       10,000        --         --         --         --          --        10,000

Loans                    1.43        184,751       46,930     68,186     33,703     26,638      8,012       1,282      184,553
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                294,751      101,930     78,186     58,703     46,638      8,012       1,282      294,857
------------------------------------------------------------------------------------------------------------------------------


INTEREST RATE SWAPS
------------------------------------------------------------------------------------------------------------------------------
                                                        Year ended March 31, 2006
------------------------------------------------------------------------------------------------------------------------------
                                                                 Millions of Yen
                                        --------------------------------------------------------------------------------------
                                                                   Expected maturity date
                                                   ---------------------------------------------------------------------------
Notional                Average Average
amounts                 receive   pay                                                                                  Fair
(Millions) Type of swap  rate    rate     Total       2007       2008       2009       2010       2011    Thereafter   value
------------------------------------------------------------------------------------------------------------------------------
             Receive
             floating
    37,000    /Pay
             fixed       0.37%   0.10%      37,000     22,000     10,000      5,000        --         --         --        553

             Receive
             fixed
    25,000    /Pay
             floating    1.90    0.10       25,000      1,000      6,000     10,000      8,000        --         --        129
------------------------------------------------------------------------------------------------------------------------------
             Receive
             floating
US$    190    /Pay
             fixed       5.13%   4.64%      22,319     22,319        --         --         --         --         --        493
------------------------------------------------------------------------------------------------------------------------------

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

   The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive securities as of March 31, 2006.

                                                          (Millions of Yen)
---------------------------------------------------------------------------
                                              Year ended March 31, 2006
                                          ---------------------------------
                                               Cost          Fair Value
                                          ---------------  ----------------
Debt Securities
   Due within one year                                161               161
   Due after one year through five years            6,000             6,050
Equity Securities                                   8,034            23,713
Other                                                 172               172
                                          ---------------------------------
TOTAL                                              14,367            30,096
                                          ---------------------------------

Item 12. Description of Securities Other Than Equity Securities
         ------------------------------------------------------

   Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
         -----------------------------------------------

   None.

Item 14. Material Modifications to the Rights of Security Holders and Use of
         --------------------------------------------------------------------
Proceeds
--------

   None.

Item 15. Controls and Procedures
         -----------------------

   As of March 31, 2006, Ricoh performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures under the supervision and with the participation of Ricoh's management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, Ricoh's management, including the Chief Executive Officer and the Chief Financial Officer, concluded that its disclosure controls and procedures were effective as of the date of such evaluation.

   No significant changes in Ricoh's internal controls or in other factors have occurred that could significantly affect these controls subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.

Item 16. [RESERVED]

Item16A. Audit Committee Financial Expert
         --------------------------------

   The Board of Directors of the Company has determined that it does not have an "audit committee financial expert" as defined in Item 16A. of Form 20-F serving on the Board of Corporate Auditors.

   The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that that members of the Board of Corporate Auditors possess the appropriate skills and experience, as a group, to carry out their duties as members of the Board of Corporate Auditors, the Company will continue to strive to identify potential candidates that might qualify for this position. The Board of Corporate Auditors will keep under active review the financial expert matter during the fiscal year 2006 as part of their overall risk management and compliance program.

Item16B. Code of Ethics
         --------------

   Ricoh has adopted a code of ethics that applies to its employees, including the President, Chief Executive Officer, Chief Operating Officer, and the senior management of accounting and finance. Such code of ethics of Ricoh is provided hereto as Exhibit 11.

Item16C. Principal Accountant Fees and Services
         --------------------------------------

   The aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International to Ricoh for the years ended March 31, 2005 and 2006, were:

                      (Millions of Yen)
---------------------------------------
                   Year Ended March 31,
                   --------------------
Type of Fees          2005       2006
---------------------------------------
Audit Fees              697       697
Audit-related Fees      404        71
Tax Fees                 53        84
All Other Fees           16        34
                   --------------------
TOTAL                 1,170       886
                   --------------------

   Audit Fees consist of fees for the annual audit of Ricoh's consolidated financial statements, and audit services that are normally provided by our independent accountants.

   Audit-related Fees consist of fees for assurance and related services that are reasonably related to due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

   Tax Fees consist of fees for tax compliance, tax advice and tax consulting associated with international transfer prices.

   All Other Fees consist of fees for all other services not included in any of the categories noted above.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

   In accordance with Japanese law, the Company's independent accountants (KAIKEI KANSANIN) ("Accounting Auditors") are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company's Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company's Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA & Co. as the Company's Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 28, 2006.

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

   During fiscal year 2006, none of the services provided to the Company by KPMG AZSA & Co. were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph
(c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item16D. Exemptions from the Listing Standards for Audit Committees
         ----------------------------------------------------------

   Not applicable.

Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
         ----------------------------------------------------------------------

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

                                              RICOH COMPANY, LTD.
                                              -------------------
                                              (Registrant)

                                              By: /s/ Zenji Miura
                                                  -----------------------------
                                                  Zenji Miura
                                                  Director, Corporate Executive
                                                  Vice President and Chief
                                                  Financial Officer

Date: June 29, 2006

RICOH COMPANY, LTD.

Consolidated Financial Statements and Schedule
For the years ended March 31, 2004, 2005 and 2006
With Report of Independent Registered Public Accounting Firm Thereon

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                     Page
------------------------------------------------------------------------------
Report of Independent Registered Public Accounting Firm..........         F-2

Consolidated Balance Sheets as of March 31, 2005 and 2006........  F-3 to F-4

Consolidated Statements of Income for the years ended March 31,
  2004, 2005 and 2006............................................         F-5

Consolidated Statements of Shareholders' Investment for the
  years ended March 31, 2004, 2005 and 2006......................         F-6

Consolidated Statements of Cash Flows for the years ended
  March 31, 2004, 2005 and 2006..................................         F-7

Notes to Consolidated Financial Statements....................... F-8 to F-41

Schedule:

   II. Valuation and Qualifying Accounts and Reserves............        F-42

All schedules not listed have been omitted because they are not applicable, or the required information has been otherwise supplied in the consolidated financial statements or the notes thereto.
------------------------------------------------------------------------------

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2006, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

/s/ KPMG AZSA & Co.
Tokyo, Japan
April 26, 2006,
except for note 19 which is as of May 31, 2006

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND 2006

                                                                                                  Thousands of
                                                                            Millions of Yen       U.S. Dollars
                                                                      --------------------------  ------------
ASSETS                                                                    2005          2006          2006
--------------------------------------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                                               186,857       187,055  $  1,598,761
   Time deposits                                                             1,454         1,470        12,564
   Marketable securities                                                       138           162         1,385
   Trade receivables-
       Notes                                                                75,233        75,678       646,821
       Accounts                                                            396,150       391,972     3,350,188
       Less- Allowance for doubtful receivables                            (17,451)      (16,031)     (137,017)
   Current maturities of long-term finance receivables, net                166,636       178,882     1,528,906
   Inventories-
       Finished goods                                                      109,224       104,218       890,752
       Work in process and raw materials                                    58,141        65,027       555,786
   Deferred income taxes and other                                          53,365        55,110       471,026
--------------------------------------------------------------------------------------------------------------
          Total current assets                                           1,029,747     1,043,543     8,919,172
--------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost:
   Land                                                                     43,077        46,721       399,325
   Buildings                                                               203,537       217,302     1,857,282
   Machinery and equipment                                                 643,386       622,038     5,316,564
   Construction in progress                                                 18,720        11,541        98,641
--------------------------------------------------------------------------------------------------------------
                                                                           908,720       897,602     7,671,812
   Less- Accumulated depreciation                                         (661,310)     (629,359)   (5,379,137)
--------------------------------------------------------------------------------------------------------------
                                                                           247,410       268,243     2,292,675
--------------------------------------------------------------------------------------------------------------
Investments and Other Assets:
   Long-term finance receivables, net                                      391,947       415,435     3,550,726
   Investment securities                                                    31,154        36,419       311,274
   Investments in and advances to affiliates                                49,316        52,028       444,684
   Goodwill                                                                 47,502        51,934       443,880
   Other intangible assets                                                  69,414        79,175       676,709
   Lease deposits and other                                                 87,179        94,406       806,889
--------------------------------------------------------------------------------------------------------------
                                                                           676,512       729,397     6,234,162
--------------------------------------------------------------------------------------------------------------
                                                                         1,953,669     2,041,183  $ 17,446,009
--------------------------------------------------------------------------------------------------------------

                                                                                                  Thousands of
                                                                            Millions of Yen       U.S. Dollars
                                                                      --------------------------  ------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT                                  2005          2006          2006
--------------------------------------------------------------------------------------------------------------


Current Liabilities:
   Short-term borrowings                                                    38,710        82,520  $    705,299
   Current maturities of long-term indebtedness                            144,808       103,131       881,462
   Trade payables-
       Notes                                                                29,686        25,591       218,726
       Accounts                                                            306,813       313,561     2,680,009
   Accrued income taxes                                                     24,074        40,936       349,880
   Accrued expenses and other                                              127,423       118,289     1,011,018
--------------------------------------------------------------------------------------------------------------
          Total current liabilities                                        671,514       684,028     5,846,394
--------------------------------------------------------------------------------------------------------------
Long-term Liabilities:
   Long-term indebtedness                                                  226,567       195,626     1,672,017
   Accrued pension and severance costs                                      92,672        97,020       829,231
   Deferred income taxes                                                    48,767        51,374       439,094
--------------------------------------------------------------------------------------------------------------
                                                                           368,006       344,020     2,940,342
--------------------------------------------------------------------------------------------------------------
Minority Interests                                                          51,151        52,890       452,051
--------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities (Note 15)

Shareholders' Investment:
   Common stock;
       Authorized - 993,000,000 shares in 2005 and 1,500,000,000
         shares in 2006
       Issued and outstanding - 744,912,078 shares and
         734,045,879 shares in 2005 and 744,912,078 shares and
         729,522,274 shares in 2006                                        135,364       135,364     1,156,957
   Additional paid-in capital                                              186,551       186,450     1,593,590
   Retained earnings                                                       584,515       665,394     5,687,128
   Accumulated other comprehensive income (loss)                           (21,963)        4,099        35,034
   Treasury stock at cost; 10,866,199 shares in 2005 and 15,359,804
     shares in 2006                                                        (21,469)      (31,062)     (265,487)
--------------------------------------------------------------------------------------------------------------
          Total shareholders' investment                                   862,998       960,245     8,207,222
--------------------------------------------------------------------------------------------------------------
                                                                         1,953,669     2,041,183  $ 17,446,009
--------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

                                                                                                    Thousands of
                                                                       Millions of Yen              U.S. Dollars
                                                          ----------------------------------------  ------------
                                                              2004          2005          2006          2006
----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                  1,074,893     1,067,736     1,108,746  $ 9,476,462
   Post sales and rentals                                      597,989       627,991       693,138    5,924,256
   Other revenue                                               107,363       118,381       113,206      967,573
----------------------------------------------------------------------------------------------------------------
       Total                                                 1,780,245     1,814,108     1,915,090   16,368,291
----------------------------------------------------------------------------------------------------------------
Cost of Sales:
   Products                                                    693,087       713,057       738,962    6,315,915
   Post sales and rentals                                      245,512       259,591       293,559    2,509,051
   Other revenue                                                76,020        86,883        82,958      709,043
----------------------------------------------------------------------------------------------------------------
       Total                                                 1,014,619     1,059,531     1,115,479    9,534,009
----------------------------------------------------------------------------------------------------------------
       Gross profit                                            765,626       754,577       799,611    6,834,282
Selling, General and Administrative Expenses                   623,935       619,071       647,597    5,535,017
Transfer to the government of the substitutional portion
  of Employees' Pension Fund:
   Settlement loss                                              48,657             -             -            -
   Subsidy from government                                     (56,972)            -             -            -
----------------------------------------------------------------------------------------------------------------
       Operating income                                        150,006       135,506       152,014    1,299,265
----------------------------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                                 (1,925)       (2,240)       (2,896)     (24,752)
   Interest expense                                              5,290         4,684         5,242       44,803
   Foreign currency exchange (gain) loss, net                    6,136        (1,547)       (3,748)     (32,034)
   Other, net                                                   (2,558)         (774)       (2,783)     (23,786)
----------------------------------------------------------------------------------------------------------------
       Total                                                     6,943           123        (4,185)     (35,769)
----------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests, Equity
  in Earnings of Affiliates and Cumulative Effect of
  Accounting Change                                            143,063       135,383       156,199    1,335,034
Provision for Income Taxes:
   Current                                                      53,303        39,281        60,857      520,145
   Deferred                                                      3,338        11,353        (3,294)     (28,154)
----------------------------------------------------------------------------------------------------------------
       Total                                                    56,641        50,634        57,563      491,991
----------------------------------------------------------------------------------------------------------------
Income before Minority Interests, Equity in Earnings of
  Affiliates and Cumulative Effect of Accounting
  Change                                                        86,422        84,749        98,636      843,043
Minority Interests                                               4,094         4,726         4,185       35,769
Equity in Earnings of Affiliates                                 2,065         3,120         2,606       22,273
----------------------------------------------------------------------------------------------------------------
Income before Cumulative Effect of Accounting Change            84,393        83,143        97,057      829,547
Cumulative Effect of Accounting Change, net of tax               7,373             -             -            -
----------------------------------------------------------------------------------------------------------------
       Net Income                                               91,766        83,143        97,057  $   829,547
----------------------------------------------------------------------------------------------------------------

                                                                             Yen                    U.S. Dollars
                                                          ----------------------------------------  ------------
Per Share of Common Stock:
----------------------------------------------------------------------------------------------------------------
       Income before cumulative effect of accounting
         change                                                 113.69        112.64        132.33         1.13
       Cumulative effect of accounting change                     9.94             -             -            -
       Net income                                               123.63        112.64        132.33         1.13
       Weighted average common shares outstanding
         (Thousand of shares)                                  742,293       738,160       733,434      733,434
----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                 15.00         20.00         22.00  $      0.19
----------------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing
  5 shares of common stock:
----------------------------------------------------------------------------------------------------------------
       Income before cumulative effect of accounting
         change                                                 568.45        563.20        661.65         5.66
       Cumulative effect of accounting change                    49.70             -             -            -
       Net income                                               618.15        563.20        661.65         5.66
----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                 75.00        100.00        110.00  $      0.94
----------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

                                                                                                  Thousands of
                                                                        Millions of Yen           U.S. Dollars
                                                              ----------------------------------  ------------
                                                                 2004        2005        2006         2006
--------------------------------------------------------------------------------------------------------------
Common Stock:
   Beginning balance                                             135,364     135,364     135,364   $1,156,957
--------------------------------------------------------------------------------------------------------------
   Ending balance                                                135,364     135,364     135,364   $1,156,957
--------------------------------------------------------------------------------------------------------------
Additional Paid-in Capital:
   Beginning balance                                             186,521     186,599     186,551   $1,594,453
   Gain (loss) on disposal of treasury stock in exchange for
     subsidiary's stock                                               78         (48)       (101)        (863)
--------------------------------------------------------------------------------------------------------------
   Ending balance                                                186,599     186,551     186,450   $1,593,590
--------------------------------------------------------------------------------------------------------------
Retained Earnings:
   Beginning balance                                             434,748     515,372     584,515   $4,995,855
   Adjustment for change in fiscal year end of consolidated
     subsidiaries                                                      -         777           -            -
   Net income for the year                                        91,766      83,143      97,057      829,547
   Dividends declared and approved                               (11,142)    (14,777)    (16,178)    (138,274)
--------------------------------------------------------------------------------------------------------------
   Ending balance                                                515,372     584,515     665,394   $5,687,128
--------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss):
   Beginning balance                                             (94,733)    (30,272)    (21,963)  $ (187,718)
   Adjustment for change in fiscal year end of consolidated
     subsidiaries                                                      -      (1,665)          -            -
   Foreign currency translation adjustments                       (5,393)      9,041      14,876      127,145
   Unrealized gains (losses) on securities, net of
     reclassification adjustment                                  (4,556)        765       4,137       35,359
   Unrealized gains on derivatives, net of reclassification
     adjustment                                                      154         141          40          342
   Minimum pension liability adjustments                          74,256          27       7,009       59,906
--------------------------------------------------------------------------------------------------------------
   Ending balance                                                (30,272)    (21,963)      4,099   $   35,034
--------------------------------------------------------------------------------------------------------------
Treasury stock:
   Beginning balance                                              (4,386)    (11,932)    (21,469)  $ (183,496)
   Purchase of treasury stock; 5,731,150 shares in 2004,
     6,179,522 shares in 2005 and 5,048,765 shares in 2006       (11,411)    (12,178)    (10,660)     (91,111)
   Sales of treasury stock; 6,873 shares in 2004, 24,810
     shares in 2005 and 33,760 shares in 2006                         13          49          66          564
   Issuance of treasury stock in exchange for subsidiary's
     stock; 2,010,533 shares in 2004, 1,305,700 shares in
     2005 and 521,400 shares in 2006                               3,852       2,592       1,001        8,556
--------------------------------------------------------------------------------------------------------------
   Ending balance                                                (11,932)    (21,469)    (31,062)  $ (265,487)
--------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income for the year                                        91,766      83,143      97,057   $  829,547
   Other comprehensive income for the year, net of tax            64,461       9,974      26,062      222,752
--------------------------------------------------------------------------------------------------------------
   Total comprehensive income for the year                       156,227      93,117     123,119   $1,052,299
--------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

                                                                                                         Thousands of
                                                                              Millions of Yen            U.S. Dollars
                                                                    -----------------------------------  ------------
                                                                       2004        2005         2006         2006
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                           91,766      83,143       97,057  $   829,547
   Adjustments to reconcile net income to net cash provided
     by operating activities-
       Depreciation and amortization                                    76,968      78,201       84,460      721,880
       Equity in earnings of affiliates, net of dividends
         received                                                       (1,001)     (1,966)      (1,431)     (12,231)
       Deferred income taxes                                             3,338      11,353       (3,294)     (28,154)
       Losses on disposals and sales of property, plant and
         equipment                                                       2,035       4,056          920        7,863
       Pension and severance costs, less payments                         (609)      4,307        3,342       28,564
       Cumulative effect of accounting change, net of tax               (7,373)          -            -            -
       Changes in assets and liabilities, net of effects from
         acquisition-
          (Increase) decrease in trade receivables                     (11,367)    (26,429)      13,429      114,778
          (Increase) decrease in inventories                            (4,317)    (12,885)       3,726       31,846
          Increase in finance receivables                              (32,650)    (30,294)     (30,029)    (256,658)
          (Decrease) increase in trade payables                         21,316      27,276       (4,495)     (38,419)
          (Decrease) increase in accrued income taxes
            and accrued expenses and other                              (5,913)    (13,719)       2,497       21,342
       Other, net                                                       22,718       9,737       10,687       91,343
---------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                154,911     132,780      176,869    1,511,701
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                    190         721        3,085       26,368
   Expenditures for property, plant and equipment                      (75,432)    (84,076)    (101,793)    (870,026)
   Payments for purchases of available-for-sale securities             (35,518)    (79,431)    (138,607)  (1,184,675)
   Proceeds from sales of available-for-sale securities                 45,464     118,120      141,620    1,210,427
   (Increase) decrease in time deposits                                  9,915        (511)          61          521
   Acquisitions of subsidiaries, net of cash acquired                        -     (43,214)           -            -
   Other, net                                                           (8,002)     (7,807)     (24,431)    (208,812)
---------------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                    (63,383)    (96,198)    (120,065)  (1,026,197)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                 13,349      72,206       63,751      544,880
   Repayment of long-term indebtedness                                 (31,509)    (60,613)     (93,752)    (801,299)
   (Decrease) increase in short-term borrowings, net                   (10,728)    (38,052)      39,618      338,615
   Proceeds from issuance of long-term debt securities                   1,000      18,000       10,000       85,470
   Repayment of long-term debt securities                              (23,910)    (22,000)     (52,000)    (444,444)
   Dividend paid                                                       (11,136)    (14,793)     (16,178)    (138,274)
   Payment for purchase of treasury stock                              (11,411)    (10,624)     (10,653)     (91,051)
   Other, net                                                             (490)       (563)        (775)      (6,623)
---------------------------------------------------------------------------------------------------------------------
              Net cash used in financing activities                    (74,835)    (56,439)     (59,989)    (512,726)
---------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS            (2,897)      1,200        3,383       28,914
---------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    13,796     (18,657)         198        1,692
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         189,243     203,039      186,857    1,597,069
ADJUSTMENT FOR CHANGE IN FISCAL YEAR END OF
  CONSOLIDATED SUBSIDIARIES                                                  -       2,475            -            -
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               203,039     186,857      187,055  $ 1,598,761
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR-
       Interest                                                          6,479       5,402        5,717  $    48,863
       Income taxes                                                     66,914      40,803       44,854      383,368
---------------------------------------------------------------------------------------------------------------------

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

2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

(A) BASIS OF PRESENTATION

The accompanying consolidated financial statements for each of the years in the three year period ended March 31, 2006 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen into U.S. Dollar equivalents for the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 117 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006.

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

At the beginning of fiscal year 2005, the Company changed the year end of certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings increased by Yen 777 million and accumulated other comprehensive income (loss) in shareholders' investment decreased by Yen 1,665 million.

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

Products sales is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

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

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as Other revenue over the life of each respective lease using the interest method.

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

(F) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 14, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133 as amended, Ricoh recognized all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

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

(G) ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(H) SECURITIES

Ricoh applies SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of March 31, 2005 and 2006, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

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

(J) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 34% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the years ended March 31, 2004, 2005 and 2006 are summarized below:

                                                    2004   2005   2006
-----------------------------------------------------------------------
Buildings                                            8.1%   8.5%   8.9%
Machinery and equipment                             42.9   43.8   40.5
-----------------------------------------------------------------------

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2005 and 2006 were as follows:

                                                      Thousands of
                                     Millions of Yen  U.S. Dollars
                                    ----------------- ------------
                                      2005     2006        2006
------------------------------------------------------------------
Aggregate cost                         7,051    6,895    $58,932
Accumulated depreciation               4,615    4,911     41,974
------------------------------------------------------------------

The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2006 were Yen 3,615 million ($30,897 thousand) and Yen 3,453 million ($29,513 thousand), respectively.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(K) CAPITALIZED SOFTWARE COSTS

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

(L) GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141, "Business Combinations" requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

Ricoh completed its annual assessment of the carrying value of indefinite-lived intangible assets, including goodwill for the years ended March 31, 2004, 2005 and 2006 and determined that no goodwill impairment charge was necessary.

(M) PENSION AND RETIREMENT ALLOWANCES PLANS

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

(N) INCOME TAXES

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

(O) RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(P) SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses on the consolidated statements of income.

(Q) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

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

(R) EARNINGS PER SHARE

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

Ricoh has no dilutive securities outstanding as of and for the years ended March 31, 2004, 2005 and 2006, and therefore there is no difference between basic and diluted net income per share.

(S) NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows:

                                                                                                   Thousands of
                                                                            Millions of Yen        U.S. Dollars
                                                                        -------------------------- ------------
                                                                          2004     2005     2006       2006
---------------------------------------------------------------------------------------------------------------
Capital lease obligations incurred                                            75      865      261      $2,231
Issuance of treasury stock in exchange for subsidiary's stock              3,930    2,545      905       7,735
Transfer of marketable equity securities to employee retirement benefit
  trust                                                                    3,648        -        -           -
---------------------------------------------------------------------------------------------------------------

(T) USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, realizability of deferred tax assets and pension accounting.

(U) NEW ACCOUNTING STANDARDS

In November 2004, the FASB issued SFAS No.151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling cost be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for the fiscal years beginning after June 15, 2005 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2006. The adoption of SFAS 151 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal years beginning after June 15, 2005 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2006. The adoption of SFAS 153 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In May 2005, the FASB issued No. 154, "Accounting Changes and Error Corrections
- a replacement of APB Opinion No. 20 and SFAS No.3". SFAS 154 replaces APB 20, "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements", and requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for the fiscal years beginning after December 15, 2005 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2006. The adoption of SFAS 154 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments--an amendment of SFAS No. 133 and 140". SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS 155 is effective for the fiscal years beginning after September 15, 2006 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140". SFAS 156 amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 is effective for the fiscal years beginning after September 15, 2006 and is required to be adopted by Ricoh in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 156 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

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

The Company used the purchase method of accounting to account for the acquisition of RPS and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of RPS based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of Yen 19,583 million was recorded as goodwill which is not tax deductible. Assets, liabilities and operations of RPS have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the October 1, 2004 condensed balance sheet of RPS, as adjusted to give effect to the purchase method accounting adjustments:

                                                   Millions of Yen
------------------------------------------------------------------
Cash and cash equivalents                                 2,412
Receivables and other assets                             31,463
Property and equipment                                   10,404
Identifiable intangible assets                           20,400
Goodwill                                                 19,583
Liabilities                                             (40,177)
------------------------------------------------------------------
                                                         44,085
------------------------------------------------------------------

Identifiable intangible assets of RPS primarily comprise customer relationships of Yen 13,900 million, which are estimated to have a remaining useful life of 5 to 12 years. Goodwill arising from the acquisition of RPS has all been allocated to the Office Solutions segment. As a result of the goodwill impairment test, impairment loss has not been recognized.

4. FINANCE RECEIVABLES

Finance receivables as of March 31, 2005 and 2006 are comprised primarily of lease receivables and installment loans.

Ricoh's products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary and to overseas customers primarily through certain overseas subsidiaries. These leases are accounted for as sales-type leases in conformity with SFAS 13. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh's lease receivables as of March 31, 2005 and 2006 is as follows:

                                                                         Thousands of
                                                    Millions of Yen      U.S. Dollars
                                               ------------------------  ------------
                                                   2005         2006         2006
-------------------------------------------------------------------------------------
Minimum lease payments receivable                  568,911      603,698  $ 5,159,812
Estimated non-guaranteed residual value              3,030        4,144       35,419
Unearned income                                    (48,290)     (50,797)    (434,162)
Allowance for doubtful receivables                 (15,199)     (15,023)    (128,402)
-------------------------------------------------------------------------------------
Lease receivables, net                             508,452      542,022    4,632,667
-------------------------------------------------------------------------------------
Less: Current portion of lease receivable, net    (165,295)    (177,414)  (1,516,359)
-------------------------------------------------------------------------------------
Amounts due after one year, net                    343,157      364,608  $ 3,116,308
-------------------------------------------------------------------------------------

As of March 31, 2006, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:

                                          Thousands of
Years ending March 31     Millions of Yen U.S. Dollars
------------------------------------------------------
2007                           201,372     $1,721,128
2008                           163,493      1,397,376
2009                           123,527      1,055,786
2010                            75,409        644,521
2011                            30,851        263,684
2012 and thereafter              9,046         77,317
------------------------------------------------------
Total                          603,698     $5,159,812
------------------------------------------------------

Ricoh Leasing Company, Ltd. has also extended certain other types of loans as part of its business activity, which are primarily residential housing loans to individuals in Japan secured by the underlying real estate properties. Loan terms range from 15 years to 30 years with monthly repayments. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2005 and 2006 was Yen 50,131 million and Yen 52,295 million ($446,966 thousand), respectively. The current portions of loan receivables were Yen 1,341 million and Yen 1,468 million ($12,547 thousand), respectively, as of March 31, 2005 and 2006, and are included in short-term finance receivables, net in the accompanying balance sheet. Loan activity for the years ended March 31, 2004, 2005 and 2006 is as follow:

                                                                Thousands of
                                        Millions of Yen         U.S. Dollars
                               -------------------------------- ------------
                                 2004        2005      2006          2006
----------------------------------------------------------------------------
Extension of new loans             13,686     12,456     12,657     $108,179
Repayment of outstanding loans     12,706     13,001     10,495       89,701
----------------------------------------------------------------------------

Ricoh sold finance lease receivables in prior years through securitization transactions. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh. Ricoh's retained interests are subordinate to the investor's interests. Their value is subject to credit and interest rate risk on the sold financial assets. The investors and Special Purpose Entities that hold the lease receivables have limited recourse to Ricoh's retained interest in such receivables for failure of debtors to pay. Ricoh determines the value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on credit losses and other information as available and are discounted at a rate which Ricoh believes is commensurate with the risk free rate plus a risk premium.

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the years ended
March 31, 2005 and 2006 were as follows:

                                             2005          2006
--------------------------------------------------------------------
Expected credit losses                   0.75% - 1.35% 0.35% - 0.50%
Discount rate                            2.00% - 3.00% 2.00% - 3.00%
--------------------------------------------------------------------

The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2006 are presented below.

                                                                   Thousands of
                                                   Millions of Yen U.S. Dollars
                                                   --------------- ------------
                                                        2006           2006
-------------------------------------------------------------------------------
Carrying value of retained interests (included in
  lease deposits and other in the consolidated
  balance sheet)                                         5,914       $50,547
Expected credit losses:
   +10%                                                     32           274
   +20%                                                     65           556
Discount rate:
   +10%                                                     22           188
   +20%                                                     44           376
-------------------------------------------------------------------------------

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

The following table summarizes certain cash flows received from and paid to the Special Purpose Entities for all securitization activity for the years ended March 31, 2004, 2005 and 2006:

                                                                          Thousands of
                                                    Millions of Yen       U.S. Dollars
                                               -------------------------- ------------
                                                 2004     2005     2006       2006
--------------------------------------------------------------------------------------
Servicing fees received                              25       22       22   $   188
Repurchases of delinquent or ineligible assets    4,643    4,060    2,575    22,009
--------------------------------------------------------------------------------------

The components of all receivables managed and securitized, amounts of delinquencies and the components of net credit losses as of March 31, 2005 and 2006, and for the years then ended, are as follows:

                                                                   Millions of Yen
                                  ---------------------------------------------------------------------------------
                                                    2005                                     2006
                                  ---------------------------------------- ----------------------------------------
                                                    Principal                                Principal
                                                    amount of                                amount of
                                  Total principal  receivables             Total principal  receivables
                                     amount of     4 months or  Net credit    amount of     4 months or  Net credit
                                    receivables   more past due   losses     receivables   more past due   losses
-------------------------------------------------------------------------------------------------------------------
Principal amount outstanding           567,795         1,016        2,746       601,594          919         2,401
   Less: Receivables securitized       (44,145)                                 (44,549)
                                  ---------------                           -----------
Receivables held in portfolio          523,650                                  557,045
-------------------------------------------------------------------------------------------------------------------

                                                                                   Thousands of U.S. Dollars
                                                                           ----------------------------------------
                                                                                             2006
                                                                           ----------------------------------------
                                                                                             Principal
                                                                                             amount of
                                                                           Total principal  receivables
                                                                             amount of     4 months or   Net credit
                                                                             receivables   more past due   losses
-------------------------------------------------------------------------------------------------------------------
Principal amount outstanding                                                 $5,141,829       $7,855      $20,521
Less: receivables securitized                                                  (380,761)
                                                                           ---------------
Receivables held in portfolio                                                $4,761,068
-------------------------------------------------------------------------------------------------------------------

5. SECURITIES

Marketable securities and investment securities as of March 31, 2005 and 2006 consist of the following:

                                                                Thousands of
                                            Millions of Yen     U.S. Dollars
                                          --------------------- ------------
                                             2005       2006        2006
----------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities                138         162   $  1,385
----------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities              24,205     29,934   $255,846
   Non-marketable equity securities            6,949      6,485     55,427
----------------------------------------------------------------------------
                                              31,154     36,419   $311,273
----------------------------------------------------------------------------

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2005 and 2006 are as follows:

                                                                 Millions of Yen
                               ------------------------------------------------------------------------------------
                                                  2005                                      2006
                               ------------------------------------------ -----------------------------------------
                                           Gross      Gross                           Gross      Gross
                                         unrealized unrealized                      unrealized unrealized
                                          holding    holding                         holding    holding     Fair
                                 Cost      gains      losses   Fair value   Cost      gains      losses     value
-------------------------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities         137         -          -        137        161         -          -        161
   Other                               1         -          -          1          1         -          -          1
-------------------------------------------------------------------------------------------------------------------
                                     138         -          -        138        162         -          -        162
-------------------------------------------------------------------------------------------------------------------
Non-current:
   Equity securities               7,479     9,021          49    16,451      8,034    15,716          37    23,713
   Corporate debt securities       6,000        45          -      6,045      6,000        50          -      6,050
Other                              1,229       480          -      1,709        171         0           0       171
-------------------------------------------------------------------------------------------------------------------
                                  14,708     9,546          49    24,205     14,205    15,766          37    29,934
-------------------------------------------------------------------------------------------------------------------

                                                                                 Thousands of U.S. Dollars
                                                                          -----------------------------------------
                                                                                            2006
                                                                          -----------------------------------------
                                                                                      Gross      Gross
                                                                                    unrealized unrealized
                                                                                     holding    holding     Fair
                                                                            Cost      gains      losses     value
-------------------------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities                                              $  1,376  $       -    $     -   $  1,376
   Other                                                                         9          -          -          9
-------------------------------------------------------------------------------------------------------------------
                                                                          $  1,385  $       -    $     -   $  1,385
-------------------------------------------------------------------------------------------------------------------
Non-current:
   Equity securities                                                      $ 68,666  $  134,325   $    316 $ 202,675
   Corporate debt securities                                                51,282         427         -     51,709
Other                                                                        1,462           0          0     1,462
-------------------------------------------------------------------------------------------------------------------
                                                                          $121,410  $134,752     $316    $  255,846
-------------------------------------------------------------------------------------------------------------------

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2006 were as follows:

                                             Millions of Yen
                                    ---------------------------------------
                                    Less than 12 months 12 months or longer
                                    ------------------- -------------------
                                              Gross               Gross
                                            unrealized          unrealized
                                    Fair     holding    Fair     holding
                                    value     losses    value     losses
---------------------------------------------------------------------------
2006:
   Noncurrent:
       Available-for-sale:
          Equity securities             223          37       -           -
---------------------------------------------------------------------------

                                        Thousands of U.S. Dollars
                                    ---------------------------------------
                                    Less than 12 months 12 months or longer
                                    ------------------- -------------------
                                              Gross               Gross
                                            unrealized          unrealized
                                    Fair     holding    Fair     holding
                                    value     losses    value     losses
---------------------------------------------------------------------------
2006:
   Noncurrent:
       Available-for-sale:
          Equity securities         $1,906     $316          -           -
---------------------------------------------------------------------------

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2006, regardless of their balance sheet classification, are as follows:

                                                             Thousands of
                                        Millions of Yen      U.S. Dollars
                                      ------------------- ------------------
                                        Cost   Fair value  Cost   Fair value
----------------------------------------------------------------------------
Due within one year                        161       161  $ 1,376  $  1,376
Due after one year through five years    6,000     6,050   51,282    51,709
----------------------------------------------------------------------------
                                         6,161     6,211  $52,658  $ 53,085
----------------------------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 45,464 million, Yen 118,120 million and Yen 141,620 million ($1,210,427 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

The realized gain on the sales of available-for-sale securities for the year ended March 31, 2006 was Yen 1,053 million ($9,000 thousand). There were no significant realized losses of available-for-sale securities for the year ended March 31, 2006. There were no significant realized gains or losses of available-for-sale securities for the years ended March 31, 2004 and 2005 except the contributed marketable equity securities to the Company's employee benefit trust as discussed below.

Effective October 1, 2005, UFJ holdings, Inc. ("UFJ") and Mitsubishi Tokyo Financial Group, Inc. completed a merger, in which the UFJ shares of common stock owned by the Company were exchanged for shares of common stock of the newly merged entity, Mitsubishi UFJ Financial Group, Inc. ("MUFG"). As a result of this merger and common share exchange, the Company recognized a gain on securities of Yen 992 million ($ 8,479 thousand) between the cost of UFJ shares surrendered and the current market value of MUFG shares in "Other, net" as other (income) expenses on its consolidated statements of income for the year ended March 31, 2006.

In March 2000, the Company contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to its employee retirement benefit trust (the "Trust") fully administered and controlled by an independent bank trustee, with no cash proceeds thereon (the "2000 Transfer"). The 2000 Transfer of the available-for-sale securities was accounted for as a sale in accordance with SFAS No.125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" and accordingly the pension liability was reduced by the fair market value of the transferred securities. The fair value of these securities at the time of transfer was Yen 20,760 million. The net unrealized gains on these available-for-sale securities amounting to Yen 13,095 million were initially included in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets with the expectation of being reflected in realized gains in the statements of income upon the future sale of the transferred securities by the trustee.

In March 2004, the Company contributed certain additional available-for-sale equity securities to the Trust, with no cash proceeds thereon (the "2004 Transfer"). The fair value and net unrealized gains on these available-for-sale securities at the time of transfer were Yen 3,648 million and Yen 2,658 million, respectively.

In connection with the 2004 Transfer, Ricoh changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of marketable equity securities to its employee retirement benefit trusts. Ricoh concluded that it is preferable to recognize in the statements of income unrealized gains or losses associated with marketable equity securities transferred to the Trust when Ricoh has effectively given up the economic rewards of ownership, that is, when the assets are no longer considered corporate assets and when the Trust has the irrevocable and unrestricted right to realize those benefits as and when it chooses. This generally occurs at the time the assets are transferred to the Trust and not upon future sale of the assets by the trustee.

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

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Included in these companies is Coca-Cola West Japan Co., Ltd., a 21.2% owned affiliate. The common stock of this company is publicly traded. The carrying value of the investment in this company was equal to its underlying book value and amounted to Yen 36,603 million and Yen 38,214 million ($326,615 thousand) as of March 31, 2005 and 2006, respectively. The quoted market value of Ricoh's investment in this company was Yen 46,155 million ($394,487 thousand) as of March 31, 2006.

Ricoh's equity in the underlying net book values of the other 20% to 50% owned companies is approximately equal to their individual carrying values of Yen 12,713 million and Yen 13,814 million ($118,068 thousand) at March 31, 2005 and 2006 respectively.

Summarized financial information for all affiliates as of March 31, 2005 and 2006 and for the years ended March 31, 2004, 2005 and 2006 is as follows:

                                                                Thousands of
                                             Millions of Yen    U.S. Dollars
                                          --------------------- ------------
FINANCIAL POSITION                           2005       2006        2006
----------------------------------------------------------------------------
Assets-
   Current assets                            116,247    112,312  $  959,932
   Other assets                              164,170    174,529   1,491,700
----------------------------------------------------------------------------
                                             280,417    286,841  $2,451,632
----------------------------------------------------------------------------
Liabilities and shareholders' investment-
   Current liabilities                        37,426     29,084  $  248,581
   Other liabilities                          18,512     20,335     173,803
   Shareholders' investment                  224,479    237,422   2,029,248
----------------------------------------------------------------------------
                                             280,417    286,841  $2,451,632
----------------------------------------------------------------------------

                                                                Thousands of
                                       Millions of Yen          U.S. Dollars
                               -------------------------------- ------------
OPERATIONS                        2004       2005       2006        2006
----------------------------------------------------------------------------
Sales                             317,512    330,362    320,537  $2,739,632
Costs and expenses                307,665    315,729    309,164   2,642,427
----------------------------------------------------------------------------
Net income                          9,847     14,633     11,373  $   97,205
----------------------------------------------------------------------------

The significant transactions of Ricoh with these affiliates for the years ended March 31, 2004, 2005 and 2006, and the related account balances at March 31, 2005 and 2006 are summarized as follows:

                                                                Thousands of
                                       Millions of Yen          U.S. Dollars
                               -------------------------------- ------------
                                  2004       2005       2006        2006
----------------------------------------------------------------------------
Transactions-
   Sales                          19,534     19,365     20,205     $172,692
   Purchases                      18,714     27,286     25,617      218,949
   Dividend income                 1,064      1,154      1,175       10,043
----------------------------------------------------------------------------

Unrealized profits regarding the above transactions were eliminated in the consolidated financial statements.

                                                                Thousands of
                                           Millions of Yen      U.S. Dollars
                                          --------------------- ------------
                                             2005       2006        2006
----------------------------------------------------------------------------
Account balances-
   Receivables                                3,416      3,493     $ 29,855
   Payables                                   2,964      2,706       23,128
----------------------------------------------------------------------------

As of March 31, 2006, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of Yen 44,209 million ($377,855 thousand).

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization is as follows:

                                                                    Millions of Yen
                                   ---------------------------------------------------------------------------------
                                                     2005                                     2006
                                   ---------------------------------------- ----------------------------------------
                                   Gross carrying Accumulated  Net carrying Gross carrying Accumulated  Net carrying
                                       amount     amortization    amount        amount     amortization    amount
--------------------------------------------------------------------------------------------------------------------
Other intangible assets subject to
  amortization:
   Software                              58,681       (28,277)      30,404         89,331      (43,593)      45,738
   Trade name and customer base          29,937        (6,877)      23,060         30,799      (11,994)      18,805
   Other                                 18,287        (3,848)      14,439         22,074       (8,940)      13,134
                                   ---------------------------------------------------------------------------------
   Total                                106,905       (39,002)      67,903        142,204      (64,527)      77,677

Other intangible assets not
  subject to amortization                                            1,511                                    1,498
                                                               ------------                             ------------
Total other intangible assets                                       69,414                                   79,175
--------------------------------------------------------------------------------------------------------------------

                                                                                   Thousands of U.S. Dollars
                                                                            ----------------------------------------
                                                                                              2006
                                                                            ----------------------------------------
                                                                            Gross carrying Accumulated  Net carrying
                                                                                amount     amortization    amount
--------------------------------------------------------------------------------------------------------------------
Other intangible assets subject to
  amortization:
   Software                                                                    $  763,513    $(372,590)    $390,923
   Trade name and customer base                                                   263,239     (102,513)     160,726
   Other                                                                          188,667      (76,410)     112,257
                                                                            ----------------------------------------
   Total                                                                        1,215,419     (551,513)     663,906

Other intangible assets not
  subject to amortization                                                                                    12,803
                                                                                                        ------------
Total other intangible assets                                                                              $676,709
--------------------------------------------------------------------------------------------------------------------

Gross carrying amount of software was increased for the year ended March 31, 2006 mainly due to the capitalization of costs to develop back-office information systems.

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2004, 2005 and 2006 was Yen 9,284 million, Yen 11,405 million and Yen 16,992 million ($145,231 thousand). The future amortization expense for each of the next five years relating to intangible assets currently recorded in the consolidated balance sheets is estimated to be the following at March 31, 2006:

                                                    Thousands of
Years ending March 31               Millions of Yen U.S. Dollars
----------------------------------------------------------------
   2007                                   17,449      $149,137
   2008                                   14,984       128,068
   2009                                    9,361        80,009
   2010                                    4,838        41,350
   2011                                    2,210        18,889
----------------------------------------------------------------

The changes in the carrying amounts of goodwill for the year ended March 31, 2005 and 2006, were as follows:

                                                             Thousands of
                                           Millions of Yen   U.S. Dollars
                                         ------------------- ------------
                                           2005      2006        2006
-------------------------------------------------------------------------
Balance at beginning of year                25,298    47,502    $406,000
Goodwill acquired during the year           21,722     1,783      15,239
Foreign exchange impact                        482     2,649      22,641
-------------------------------------------------------------------------
Balance at end of year                      47,502    51,934    $443,880
-------------------------------------------------------------------------

As of March 31, 2006, most of the carrying value of goodwill was allocated to the Office Solutions segment.

8. INCOME TAXES

Income before income taxes, minority interests, equity in earnings of affiliates and cumulative effect of accounting change and provision for income taxes for the years ended March 31, 2004, 2005 and 2006 are as follows:

                                                                                         Thousands of
                                                                Millions of Yen          U.S. Dollars
                                                       --------------------------------  ------------
                                                          2004       2005       2006         2006
-----------------------------------------------------------------------------------------------------
Income before income taxes, minority interests,
  equity in earnings of affiliates and cumulative
  effect of accounting change:
       Domestic                                            98,162     88,562    109,218   $  933,487
       Foreign                                             44,901     46,821     46,981      401,547
-----------------------------------------------------------------------------------------------------
                                                          143,063    135,383    156,199   $1,335,034
-----------------------------------------------------------------------------------------------------
Provision for income taxes-
   Current:
       Domestic                                            38,908     28,081     43,584   $  372,513
       Foreign                                             14,395     11,200     17,273      147,632
-----------------------------------------------------------------------------------------------------
                                                           53,303     39,281     60,857      520,145
-----------------------------------------------------------------------------------------------------
   Deferred:
       Domestic                                             1,951      8,737       (780)      (6,667)
       Foreign                                              1,387      2,616     (2,514)     (21,487)
-----------------------------------------------------------------------------------------------------
                                                            3,338     11,353     (3,294)     (28,154)
-----------------------------------------------------------------------------------------------------
Consolidated provision for income taxes                    56,641     50,634     57,563   $  491,991
-----------------------------------------------------------------------------------------------------

Total income taxes are allocated as follows:

                                                                             Thousands of
                                                     Millions of Yen         U.S. Dollars
                                             ------------------------------- ------------
                                                2004       2005      2006        2006
-----------------------------------------------------------------------------------------
Provision for income taxes                       56,641     50,634    57,563    $491,991
Shareholders' investment:
   Foreign currency translation adjustments      (1,334)     3,378     1,266      10,821
   Unrealized gains (losses) on securities       (3,617)       407     2,472      21,128
   Unrealized gains (losses) on derivatives         109         97        27         231
   Minimum pension liability adjustment          49,733        129     5,195      44,402
Cumulative effect of accounting change            5,722          -         -           -
-----------------------------------------------------------------------------------------
                                                107,254     54,645    66,523    $568,573
-----------------------------------------------------------------------------------------

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax approximately 8%, which in the aggregate resulted in the normal statutory tax rate of approximately 41%. Based on an enacted change in the Japanese tax laws in March 2003, the normal statutory tax rate was reduced to approximately 41% effective April 1, 2004, and such rate has been used in calculating the future expected tax effects of temporary differences and carryforwards expected to be settled or realized on or after April 1, 2004. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2004, 2005 and 2006 as a result of the following:

                                                                                      2004   2005   2006
--------------------------------------------------------------------------------------------------------
Normal statutory tax rate                                                              42%    41%    41%
Nondeductible expenses                                                                  1      1      0
Tax benefits not recognized on operating losses of certain consolidated subsidiaries    2      1      2
Utilization of net operating loss carryforward not previously recognized               (1)    (2)    (2)
Tax credit for increased research and development expense                              (3)    (3)    (3)
Effect of change in enacted tax rate                                                    1      -      -
Other, net                                                                             (2)    (1)    (1)
--------------------------------------------------------------------------------------------------------
Effective tax rate                                                                     40%    37%    37%
--------------------------------------------------------------------------------------------------------

Nondeductible expenses include directors' bonuses and entertainment expenses.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred income tax assets and liabilities as of March 31, 2005 and 2006 are as follows:

                                                                                          Thousands of
                                                                      Millions of Yen     U.S. Dollars
                                                                  ----------------------- ------------
                                                                      2005       2006         2006
------------------------------------------------------------------------------------------------------
Assets:
   Accrued expenses                                                   20,717      21,417     $183,051
   Property, plant and equipment                                       3,458       3,014       25,761
   Accrued pension and severance costs                                33,781      30,888      264,000
   Net operating loss carryforwards                                    5,993       4,941       42,231
   Other                                                              27,400      29,601      253,000
------------------------------------------------------------------------------------------------------
                                                                      91,349      89,861      768,043
   Less- Valuation allowance                                          (7,079)     (8,197)     (70,060)
------------------------------------------------------------------------------------------------------
                                                                      84,270      81,664     $697,983
------------------------------------------------------------------------------------------------------

                                                                                          Thousands of
                                                                      Millions of Yen     U.S. Dollars
                                                                  ----------------------- ------------
                                                                      2005        2006        2006
------------------------------------------------------------------------------------------------------
Liabilities:
   Sales-type leases                                                  (6,548)     (6,460)  $ (55,214)
   Undistributed earnings of foreign subsidiaries and affiliates     (17,092)    (18,618)   (159,128)
   Net unrealized holding gains on available-for-sale securities      (4,592)     (6,613)    (56,521)
   Basis difference of acquired intangible assets                    (11,482)     (9,372)    (80,103)
   Other                                                             (13,765)    (13,498)   (115,367)
------------------------------------------------------------------------------------------------------
                                                                     (53,479)    (54,561)  $(466,333)
------------------------------------------------------------------------------------------------------
Net deferred tax assets                                               30,791      27,103   $ 231,650
------------------------------------------------------------------------------------------------------

Net deferred tax assets as of March 31, 2005 and 2006 are included in the consolidated balance sheets as follows:

                                                                                          Thousands of
                                                                      Millions of Yen     U.S. Dollars
                                                                  ----------------------- ------------
                                                                     2005        2006         2006
------------------------------------------------------------------------------------------------------
Deferred income taxes and other (Current Assets)                      37,812      40,632   $ 347,282
Lease deposits and other (Non-current Assets)                         42,393      38,053     325,239
Accrued expenses and other (Current Liabilities)                        (647)       (208)     (1,777)
Deferred income taxes (Long-Term Liabilities)                        (48,767)    (51,374)   (439,094)
------------------------------------------------------------------------------------------------------
                                                                      30,791      27,103   $ 231,650
------------------------------------------------------------------------------------------------------

The net changes in the total valuation allowance for the years ended March 31, 2004 and 2005 were a decrease of Yen 183 million and Yen 1,931 million respectively, and an increase of Yen 1,118 million ($9,556 thousand) for the year ended March 31, 2006. As a result of recording of operating losses in the past, certain subsidiaries of Ricoh have had valuation allowances against deferred tax assets for local taxes. However, based on both improved operating results in recent years and a sound outlook for the future operating performance of these subsidiaries, Ricoh reversed Yen 2,959 million ($25,291 thousand) of valuation allowance, resulting in a reduction of income tax expenses for the year ended March 31, 2006. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

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

As of March 31, 2006, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately Yen 15,337 million ($131,085 thousand) which were available to reduce future income taxes, if any. Approximately Yen 543 million ($4,641 thousand) of the operating losses will expire within 3 years and Yen 5,756 million ($49,197 thousand) will expire within 4 to 7 years. The remainder principally have an indefinite carryforward period.

The Company has not recognized a deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of Yen 189,779 million ($1,622,043 thousand) as of March 31, 2006 because the Company considers these earnings to be permanently reinvested. Calculation of related unrecognized deferred tax liability is not practicable.

9. SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2005 and 2006 consist of the following:

                                         Weighted average                        Thousands of
                                          interest rate     Millions of Yen      U.S. Dollars
                                         ----------------  --------------------- ------------
                                          2005     2006       2005       2006        2006
---------------------------------------------------------------------------------------------
Borrowings, principally from banks        3.5%     3.8%        8,641     16,056     $137,231
Commercial paper                          2.9      3.1        30,069     66,464      568,068
---------------------------------------------------------------------------------------------
                                                              38,710     82,520     $705,299
---------------------------------------------------------------------------------------------

These short-term borrowings included borrowings, principally from banks and commercial paper denominated in foreign currencies amounting to Yen
37,710 million and Yen 55,212 million ($471,897 thousand) as of March 31, 2005 and 2006, respectively.

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institutions hold the issuing programs of commercial paper and medium-term notes. Ricoh had aggregate lines of credit of Yen 822,103 million and Yen 801,630 million ($6,851,538 thousand) as of March 31, 2005 and 2006, respectively. Unused lines of credit amounted to Yen 689,993 million and Yen 703,949 million ($6,016,658 thousand) as of March 31, 2005 and 2006, respectively, of which Yen 219,291 million and Yen 252,843 million ($2,161,051 thousand) related to commercial paper and Yen 128,346 million and Yen 154,458 million ($1,320,154 thousand) related to medium-term notes programs at prevailing interest rates and the unused portion is available for immediate borrowings.

10. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2005 and 2006 consists of the followings:

                                                                                                 Thousands of
                                                                           Millions of Yen       U.S. Dollars
                                                                        ------------------------ ------------
                                                                           2005         2006         2006
-------------------------------------------------------------------------------------------------------------
Bonds-
   2.075%, straight bonds, payable in yen, due April 2005                   40,000            -     $      -
   0.87%, straight bonds, payable in yen, due March 2007                    35,000       35,000      299,146
   1.34%, straight bonds, payable in yen, due March 2009                    25,000       25,000      213,675
   0.73%, straight bonds, payable in yen, due June 2006 issued by a
     consolidated subsidiary                                                10,000       10,000       85,470
   0.70%, straight bonds, payable in yen, due June 2007 issued by a
     consolidated subsidiary                                                10,000       10,000       85,470
   2.10%, straight bonds, payable in yen, due October 2009 issued by a
     consolidated subsidiary                                                10,000       10,000       85,470
   1.11%, straight bonds, payable in yen, due March 2010 issued by a
     consolidated subsidiary                                                     -       10,000       85,470
   Medium-term notes, 0.17% weighted average, due through 2015 issued
     by a consolidated subsidiary                                           22,000       10,000       85,470
-------------------------------------------------------------------------------------------------------------
       Total bonds                                                         152,000      110,000      940,171
-------------------------------------------------------------------------------------------------------------

                                                                                                 Thousands of
                                                                           Millions of Yen       U.S. Dollars
                                                                       ------------------------- ------------
                                                                           2005         2006         2006
-------------------------------------------------------------------------------------------------------------
Unsecured loans-
   Banks and insurance companies, 1.43% weighted average, due
     through 2009                                                          212,416      183,956    1,572,273
-------------------------------------------------------------------------------------------------------------
Secured loans-
   Banks, insurance companies and other financial institution, 1.02%
     weighted average, due through 2013                                      1,133          795        6,795
-------------------------------------------------------------------------------------------------------------
Capital lease obligations (see Note 2(j))                                    3,804        3,453       29,513
-------------------------------------------------------------------------------------------------------------
       Total                                                               369,353      298,204    2,548,752
SFAS 133 fair value adjustment                                               2,022          553        4,727
Less- Current maturities included in current liabilities                  (144,808)    (103,131)    (881,462)
-------------------------------------------------------------------------------------------------------------
                                                                           226,567      195,626   $1,672,017
-------------------------------------------------------------------------------------------------------------

Secured loans are collateralized by land, buildings and lease receivables with a book value of Yen3,167 million ($27,068 thousand) as of March 31, 2006.

All bonds outstanding as of March 31, 2006 are redeemable at the option of Ricoh at 100% of the principal amounts under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh presently is in compliance with such covenants as of March 31, 2006.

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

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2006 are as follows:

                                               Thousands of
Years ending March 31          Millions of Yen U.S. Dollars
-----------------------------------------------------------
2007                                103,125     $  881,410
2008                                 79,173        676,692
2009                                 59,144        505,504
2010                                 46,868        400,581
2011                                  8,189         69,992
2012 and thereafter                   1,705         14,573
-----------------------------------------------------------
Total                               298,204     $2,548,752
-----------------------------------------------------------

11. PENSION AND RETIREMENT ALLOWANCE PLANS

The Company and certain of its subsidiaries have various contributory and noncontributory employees' pension fund plans in trust covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments.

Contributions to above pension plans have been made to provide future pension payments in conformity with an actuarial calculation determined by the current basic rate of pay.

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

In addition to the EPF plan, the Company had maintained a defined benefit plan for certain qualified employees. Effective January 1, 2004, the Company liquidated this plan and recorded a settlement loss of Yen 5,958 million which was included in selling, general and administrative expenses in its fiscal 2004 consolidated statement of income.

The changes in the benefit obligation and plan assets of the pension plans for the years ended March 31, 2005 and 2006 are as follows:

                                                                                                 Thousands of
                                                                           Millions of Yen       U.S. Dollars
                                                                       ------------------------  ------------
                                                                           2005        2006          2006
-------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year                                 313,426     343,623    $2,936,949
   Service cost                                                             14,762      14,691       125,564
   Interest cost                                                             9,218      10,192        87,111
   Plan participants' contributions                                            457         517         4,419
   Amendments                                                                  (91)          -             -
   Actuarial loss                                                            2,697      10,437        89,205
   Settlement                                                               (4,316)       (654)       (5,590)
   Benefits paid                                                           (19,818)    (14,408)     (123,145)
   Foreign exchange impact                                                   3,572       4,415        37,735
   Benefit obligation assumed in connection with business acquisition       23,716           -             -
-------------------------------------------------------------------------------------------------------------
   Benefit obligation at end of year                                       343,623     368,813    $3,152,248
-------------------------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at beginning of year                          213,315     237,500    $2,029,915
   Actual return on plan assets                                              9,401      49,560       423,590
   Employer contribution                                                    12,359      13,853       118,402
   Plan participants' contributions                                            457         517         4,419
   Settlement                                                               (3,192)          -             -
   Benefits paid                                                           (13,534)     (9,855)      (84,231)
   Foreign exchange impact                                                   2,783       3,361        28,726
   Plan assets acquired in connection with business acquisition             15,911           -             -
-------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year                                237,500     294,936    $2,520,821
-------------------------------------------------------------------------------------------------------------
Funded status                                                             (106,123)    (73,877)   $ (631,427)
Unrecognized net actuarial loss                                            102,851      64,714       553,111
Unrecognized prior service cost                                            (57,134)    (54,212)     (463,350)
Unrecognized net asset at transition, net of amortization                     (984)       (533)       (4,556)
-------------------------------------------------------------------------------------------------------------
   Net amount recognized                                                   (61,390)    (63,908)   $ (546,222)
-------------------------------------------------------------------------------------------------------------
Amounts recognized in the balance sheets consist of:
   Prepaid benefit cost                                                      4,685      18,170    $  155,299
   Accrued benefit liability                                               (91,022)    (94,765)     (809,957)
   Intangible assets                                                           111          55           470
   Accumulated other comprehensive income, gross of tax                     24,836      12,632       107,966
-------------------------------------------------------------------------------------------------------------
   Net amount recognized                                                   (61,390)    (63,908)   $ (546,222)
-------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                            313,715     354,060    $3,026,154
-------------------------------------------------------------------------------------------------------------

Weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2006 were as follows:

                                                   2005   2006
---------------------------------------------------------------
Discount rate                                      3.0%   2.8%
Rate of compensation increase                      5.0%   5.4%
---------------------------------------------------------------

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2004, 2005 and 2006 were as follows:

                                            2004   2005   2006
---------------------------------------------------------------
Discount rate                               2.6%   2.9%   3.0%
Rate of compensation increase               3.4%   5.3%   5.0%
Expected long-term return on plan assets    2.5%   2.9%   3.2%
---------------------------------------------------------------

The net periodic benefit costs of the pension plans for the three years ended March 31, 2006 consisted of the following components:

                                                                  Thousands of
                                         Millions of Yen          U.S. Dollars
                                 -------------------------------- ------------
                                    2004       2005       2006        2006
------------------------------------------------------------------------------
 Service cost                       15,694     14,762     14,691    $125,564
 Interest cost                      12,719      9,218     10,192      87,111
 Expected return on plan assets     (5,872)    (6,571)    (7,645)    (65,342)
 Net amortization                   10,805      1,648      1,833      15,667
 Settlement benefit                 (2,537)      (980)      (140)     (1,197)
------------------------------------------------------------------------------
 Total net periodic pension cost    30,809     18,077     18,931    $161,803
------------------------------------------------------------------------------

In accordance with the provisions of SFAS 87, Ricoh has recorded an adjustment for minimum pension liability at March 31, 2005 and 2006. This liability represents the excess of the accumulated benefit obligations over the fair value of plan assets and severance costs already recognized before recording the minimum pension liability. This excess is primarily attributable to a substantial reduction in the discount rate used in pension calculation and loss on plan assets. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income (loss), net of tax.

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                                                           Thousands of
                                                                        Millions of Yen    U.S. Dollars
                                                                     --------------------- ------------
                                                                        2005       2006        2006
-------------------------------------------------------------------------------------------------------
Plans with projected benefit obligations in excess of plan assets:
   Projected benefit obligations                                        338,201    222,095  $1,898,248
   Fair value of plan assets                                            235,161    129,327   1,105,359
Plans with accumulated benefit obligations in excess of plan assets:
   Accumulated benefit obligations                                      281,411    190,144  $1,625,162
   Fair value of plan assets                                            216,249    118,214   1,010,376
-------------------------------------------------------------------------------------------------------

Ricoh's benefit plan asset allocation at March 31, 2005 and 2006 are as follows:

                                                    2005   2006
----------------------------------------------------------------
Equity securities                                   48.5%  51.7%
Debt securities                                     27.1%  21.1%
Life insurance company general accounts             14.8%  20.5%
Other                                                9.6%   6.7%
----------------------------------------------------------------
Total                                              100.0% 100.0%
----------------------------------------------------------------

As discussed in Note 5, Ricoh contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in this trust are qualified as plan assets under SFAS 87.

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial at March 31, 2005 and 2006.

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

Ricoh expects to contribute Yen 13,080 million ($111,795 thousand) to its pension plans for the year ending March 31, 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                         Thousands of
Years ending March 31    Millions of Yen U.S. Dollars
-----------------------------------------------------
2007                           15,162      $129,590
2008                           17,613       150,538
2009                           18,622       159,162
2010                           19,594       167,470
2011                           18,856       161,162
2012- 2016                     96,302       823,094
-----------------------------------------------------

Employees of certain domestic subsidiaries not covered by the EPF plan and directors of the Company are primarily covered by unfunded retirement allowances plans. The payments to directors are subject to shareholders' approval.

12. SHAREHOLDERS' INVESTMENT

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of the legal reserve and additional paid-in capital equals 25% of common stock. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Legal reserves included in retained earnings as of March 31, 2005 and 2006 were Yen 17,053 million and Yen 17,156 million ($146,632 thousand), respectively, and are restricted from being used as dividends.

The Corporation Law of Japan ("the Law"), which has been in force since May 1, 2006, requires a company to obtain the approval of shareholders for transferring on amount between capital and additional paid-in capital. The Law also permits a company to transfer an amount of common stock or additional paid-in capital to retained earnings in principle upon approval of shareholders.

Semiannual cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the general meeting to be held on June 28, 2006, the shareholders will be asked to approve the declaration of a cash dividend (Yen 12 per share) on the common stock totaling Yen 8,764 million ($74,906 thousand), which will be paid to shareholders of record as of March 31, 2006. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2006.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company's non-consolidated books and amounted to Yen 354,858 million ($3,032,974 thousand) as of March 31, 2006.

13. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

                                                                                          Millions of Yen
                                                                                 ----------------------------------
                                                                                 Before-tax      Tax     Net-of-tax
                                                                                   amount      expense     amount
-------------------------------------------------------------------------------------------------------------------
2004:
   Foreign currency translation adjustments                                          (6,727)      1,334     (5,393)
   Unrealized gains (losses) on securities:
       Cumulative effect of accounting change                                       (13,095)      5,722     (7,373)
       Unrealized holding gains (losses) arising during the year                      7,688      (3,227)     4,461
       Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                      (2,766)      1,122     (1,644)
   Net unrealized gains (losses)                                                     (8,173)      3,617     (4,556)
   Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses) arising during the year                       (105)         42        (63)
       Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                         368        (151)       217
   Net unrealized gains (losses)                                                        263        (109)       154
   Minimum pension liability adjustment                                             123,989     (49,733)    74,256
-------------------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                                109,352     (44,891)    64,461
-------------------------------------------------------------------------------------------------------------------

                                                                                           Millions of Yen
                                                                                 ----------------------------------
                                                                                 Before-tax      Tax     Net-of-tax
                                                                                   amount      expense     amount
-------------------------------------------------------------------------------------------------------------------
2005:
   Foreign currency translation adjustments                                          12,419      (3,378)      9,041
   Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year                      1,024        (347)        677
       Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                         148         (60)         88
   Net unrealized gains (losses)                                                      1,172        (407)        765
   Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses) arising during the year                         45         (17)         28
       Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                         193         (80)        113
   Net unrealized gains (losses)                                                        238         (97)        141
   Minimum pension liability adjustment                                                 156        (129)         27
-------------------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                                 13,985      (4,011)      9,974
-------------------------------------------------------------------------------------------------------------------
2006:
   Foreign currency translation adjustments                                          16,142      (1,266)     14,876
   Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year                      8,662      (3,308)      5,354
       Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                      (2,053)        836      (1,217)
   Net unrealized gains (losses)                                                      6,609      (2,472)      4,137
   Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses) arising during the year                       (527)        216        (311)
       Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                         594        (243)        351
   Net unrealized gains (losses)                                                         67         (27)         40
   Minimum pension liability adjustment                                              12,204      (5,195)      7,009
-------------------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                                 35,022      (8,960)     26,062
-------------------------------------------------------------------------------------------------------------------

                                                                                      Thousands of U.S. Dollars
                                                                                 ----------------------------------
2006:
   Foreign currency translation adjustments                                        $137,966    $(10,821)   $127,145
   Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during the year                     74,034     (28,273)     45,761
       Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                     (17,547)      7,145     (10,402)
   Net unrealized gains (losses)                                                     56,487     (21,128)     35,359
   Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses) arising during the year                     (4,504)      1,846      (2,658)
       Less- Reclassification adjustment for (gains) losses realized in net
         income                                                                       5,076      (2,076)      3,000
   Net unrealized gains (losses)                                                        572        (230)        342
   Minimum pension liability adjustment                                             104,308     (44,402)     59,906
-------------------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                               $299,333    $(76,581)   $222,752
-------------------------------------------------------------------------------------------------------------------

Changes in accumulated other comprehensive income (loss) are as follows:

                                                                      Millions of Yen
                                         --------------------------------------------------------------------------
                                                                                                          Total
                                           Foreign                                                     Accumulated
                                          currency      Unrealized     Unrealized        Minimum          other
                                         translation  gains (losses) gains (losses) pension liability comprehensive
                                         adjustments  on securities  on derivatives    adjustment     income (loss)
-------------------------------------------------------------------------------------------------------------------
2004:
   Beginning balance                         (14,018)        8,582           (178)          (89,119)       (94,733)
   Cumulative effect of accounting
     change                                        -        (7,373)             -                 -         (7,373)
   Change during the year                     (5,393)        2,817            154            74,256         71,834
-------------------------------------------------------------------------------------------------------------------
   Ending balance                            (19,411)        4,026            (24)          (14,863)       (30,272)
-------------------------------------------------------------------------------------------------------------------
2005:
   Beginning balance                         (19,411)        4,026            (24)          (14,863)       (30,272)
   Adjustment for change in fiscal year
     end of consolidated subsidiaries         (1,849)            -              -               184         (1,665)
   Change during the year                      9,041           765            141                27          9,974
-------------------------------------------------------------------------------------------------------------------
   Ending balance                            (12,219)        4,791            117           (14,652)       (21,963)
-------------------------------------------------------------------------------------------------------------------
2006:
   Beginning balance                         (12,219)        4,791            117           (14,652)       (21,963)
   Change during the year                     14,876         4,137             40             7,009         26,062
-------------------------------------------------------------------------------------------------------------------
   Ending balance                              2,657         8,928            157            (7,643)         4,099
-------------------------------------------------------------------------------------------------------------------

                                                                 Thousands of U.S. Dollars
                                         --------------------------------------------------------------------------
2006:
   Beginning balance                       $(104,436)      $40,949         $1,000         $(125,231)     $(187,718)
   Change during the year                    127,145        35,359            342            59,906        222,752
-------------------------------------------------------------------------------------------------------------------
   Ending balance                          $  22,709       $76,308         $1,342         $ (65,325)     $  35,034
-------------------------------------------------------------------------------------------------------------------

14. DERIVATIVE FINANCIAL INSTRUMENTS

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

FAIR VALUE HEDGES

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2004, 2005 and 2006 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

CASH FLOW HEDGES

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income
(loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2004, 2005 and 2006 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 82 million ($701 thousand) of the balance of accumulated other comprehensive income as of March 31, 2006.

UNDESIGNATED DERIVATIVE INSTRUMENTS

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statement of income.

15. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2006, Ricoh had outstanding contractual commitments for acquisition or construction of plant, equipment and other assets aggregating Yen 2,774 million ($23,709 thousand).

As of March 31, 2006, Ricoh was also contingently liable for certain guarantees including employees housing loans of Yen 1,193 million ($10,197 thousand).

Ricoh made rental payments totaling Yen 40,339 million, Yen 39,000 million and Yen 42,046 million ($359,368 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, under cancelable and non-cancelable operating lease agreements for office space and machinery and equipment.

The minimum rental payments required under operating lease that have lease terms in excess of one year as of March 31, 2006 are as follows;

                                                Thousands of
Years ending March 31          Millions of Yen  U.S. Dollars
------------------------------------------------------------
2007                                 14,693       $125,581
2008                                 12,804        109,436
2009                                 10,100         86,325
2010                                  6,350         54,274
2011                                  4,114         35,162
2012 and thereafter                   9,855         84,231
------------------------------------------------------------
Total                                57,916       $495,009
------------------------------------------------------------

As of March 31, 2006, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

16. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

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

(F) FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2005 and 2006 is summarized as follows:

                                                  Millions of Yen                   Thousands of U.S. Dollars
                                --------------------------------------------------  -------------------------
                                          2005                      2006                      2006
                                ------------------------  ------------------------  -------------------------
                                  Carrying    Estimated     Carrying    Estimated     Carrying    Estimated
                                   Amount     Fair Value     Amount     Fair Value     Amount     Fair Value
-------------------------------------------------------------------------------------------------------------
Marketable securities and
  Investment securities              31,292       31,292       36,581       36,581  $   312,658  $   312,658
Installment loans                    50,131       50,292       52,295       52,404      446,966      447,897
Long-term indebtedness             (226,567)    (228,839)    (195,626)    (195,731)  (1,672,017)  (1,672,915)
Interest rate swap agreements,
  net                                 1,683        1,683        1,175        1,175       10,043       10,043
Foreign currency contracts, net         181          181       (1,147)      (1,147)      (9,803)      (9,803)
Foreign currency options, net          (813)        (813)        (270)        (270)      (2,308)      (2,308)
-------------------------------------------------------------------------------------------------------------

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

17. SEGMENT INFORMATION

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

Ricoh's operating segments are comprised of Office Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including optical discs and digital cameras.

In connection with the adoption of the 15th medium-term management plan on April 1, 2005, Ricoh revised its business segments for the year ended March 31, 2006. Presentation of business segments for each of the years ended March 31, 2004 and 2005 have also been revised to conform to current presentation.

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the years ended March 31, 2004, 2005 and 2006.

(A) OPERATING SEGMENT INFORMATION

                                                                                                 Thousands of
                                                                    Millions of Yen              U.S. Dollars
                                                       ----------------------------------------  ------------
                                                           2004          2005          2006          2006
-------------------------------------------------------------------------------------------------------------
Sales-
   Office Solutions                                       1,460,395     1,531,428     1,637,228  $13,993,402
   Industrial Products                                      113,854       121,914       123,200    1,052,991
   Other                                                    208,458       163,272       157,226    1,343,812
   Intersegment transaction                                  (2,462)       (2,506)       (2,564)     (21,914)
-------------------------------------------------------------------------------------------------------------
   Consolidated                                           1,780,245     1,814,108     1,915,090  $16,368,291
-------------------------------------------------------------------------------------------------------------
Operating Expenses-
   Office Solutions                                       1,261,444     1,335,059     1,434,279  $12,258,795
   Industrial Products                                      110,743       121,872       124,108    1,060,752
   Other                                                    201,508       167,431       151,114    1,291,573
   Intersegment transaction                                  (2,494)       (2,475)       (2,594)     (22,171)
   Unallocated expense                                       59,038        56,715        56,169      480,077
-------------------------------------------------------------------------------------------------------------
   Consolidated                                           1,630,239     1,678,602     1,763,076  $15,069,026
-------------------------------------------------------------------------------------------------------------
Operating Income-
   Office Solutions                                         198,951       196,369       202,949  $ 1,734,607
   Industrial Products                                        3,111            42          (908)      (7,761)
   Other                                                      6,950        (4,159)        6,112       52,239
   Elimination and unallocated expense                      (59,006)      (56,746)      (56,139)    (479,820)
-------------------------------------------------------------------------------------------------------------
   Consolidated                                             150,006       135,506       152,014  $ 1,299,265
-------------------------------------------------------------------------------------------------------------
Other Income(Expenses)                                       (6,943)         (123)        4,185  $    35,769
-------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests, Equity
  in Earnings of Affiliates and Cumulative Effect of
  Accounting Change                                         143,063       135,383       156,199  $ 1,335,034
-------------------------------------------------------------------------------------------------------------

                                                                                                 Thousands of
                                                                    Millions of Yen              U.S. Dollars
                                                       ----------------------------------------  ------------
                                                           2004          2005          2006          2006
-------------------------------------------------------------------------------------------------------------
Total Assets-
   Office Solutions                                       1,184,913     1,358,136     1,426,635  $12,193,462
   Industrial Products                                       76,295        72,406        84,595      723,034
   Other                                                    142,071       125,278       114,925      982,265
   Elimination                                               (8,047)      (10,174)       (2,088)     (17,846)
   Corporate assets                                         457,561       408,023       417,116    3,565,094
-------------------------------------------------------------------------------------------------------------
   Consolidated                                           1,852,793     1,953,669     2,041,183  $17,446,009
-------------------------------------------------------------------------------------------------------------
Expenditure for segment assets-
   Office Solutions                                          60,893        70,638        90,383  $   772,504
   Industrial Products                                        7,742         8,509         7,451       63,684
   Other                                                      5,443         3,451         2,366       20,222
   Corporate assets                                           1,429         2,103         1,854       15,846
-------------------------------------------------------------------------------------------------------------
   Consolidated                                              75,507        84,701       102,054  $   872,256
-------------------------------------------------------------------------------------------------------------

                                                                                                 Thousands of
                                                                    Millions of Yen              U.S. Dollars
                                                       ----------------------------------------  ------------
                                                           2004          2005        2006            2006
-------------------------------------------------------------------------------------------------------------
Depreciation-
   Office Solutions                                           55,521        53,439       57,326  $   489,966
   Industrial Products                                         7,134         7,450        6,631       56,675
   Other                                                       3,075         2,635        2,355       20,128
   Corporate assets                                            1,954         3,272        1,156        9,881
-------------------------------------------------------------------------------------------------------------
   Consolidated                                               67,684        66,796       67,468  $   576,650
-------------------------------------------------------------------------------------------------------------


Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets by location for the years ended March 31, 2004, 2005 and 2006 are as follows:

                                                                       Thousands of
                                           Millions of Yen             U.S. Dollars
                                -------------------------------------- ------------
                                    2004         2005         2006         2006
-----------------------------------------------------------------------------------
Sales-
   Japan                             914,060      972,975      972,076 $ 8,308,342
   The Americas                      326,380      325,597      387,412   3,311,214
   Europe                            402,392      408,906      434,800   3,716,239
   Other                             137,413      106,630      120,802   1,032,496
-----------------------------------------------------------------------------------
   Consolidated                    1,780,245    1,814,108    1,915,090 $16,368,291
-----------------------------------------------------------------------------------
Property, Plant and Equipment -
   Japan                             183,763      195,052      210,973 $ 1,803,188
   The Americas                       20,198       17,744       18,111     154,795
   Europe                             26,020       25,352       26,783     228,915
   Other                               8,731        9,262       12,376     105,777
-----------------------------------------------------------------------------------
   Consolidated                      238,712      247,410      268,243 $ 2,292,675
-----------------------------------------------------------------------------------

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2004, 2005 and 2006. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                                                    Thousands of
                                                                       Millions of Yen              U.S. Dollars
                                                          ----------------------------------------  ------------
                                                              2004          2005          2006          2006
----------------------------------------------------------------------------------------------------------------
Sales-
   Japan
       External customers                                      962,127       994,499       998,797  $ 8,536,726
       Intersegment                                            351,070       392,216       413,087    3,530,659
----------------------------------------------------------------------------------------------------------------
          Total                                              1,313,197     1,386,715     1,411,884   12,067,385
----------------------------------------------------------------------------------------------------------------
   The Americas
       External customers                                      315,504       322,975       385,746    3,296,974
       Intersegment                                              5,249         7,486         7,630       65,214
----------------------------------------------------------------------------------------------------------------
          Total                                                320,753       330,461       393,376    3,362,188
----------------------------------------------------------------------------------------------------------------
   Europe
       External customers                                      400,646       412,333       434,304    3,712,000
       Intersegment                                              3,770         3,310         4,449       38,026
----------------------------------------------------------------------------------------------------------------
          Total                                                404,416       415,643       438,753    3,750,026
----------------------------------------------------------------------------------------------------------------
   Other
       External customers                                      101,968        84,301        96,243      822,590
       Intersegment                                             91,373        89,647       104,045      889,273
----------------------------------------------------------------------------------------------------------------
          Total                                                193,341       173,948       200,288    1,711,863
----------------------------------------------------------------------------------------------------------------
   Elimination of intersegment sales                          (451,462)     (492,659)     (529,211)  (4,523,171)
----------------------------------------------------------------------------------------------------------------
   Consolidated                                              1,780,245     1,814,108     1,915,090  $16,368,291
----------------------------------------------------------------------------------------------------------------
Operating Expenses-
   Japan                                                     1,215,875     1,298,640     1,312,655  $11,219,274
   The Americas                                                305,284       316,651       378,108    3,231,692
   Europe                                                      382,383       391,271       417,341    3,567,017
   Other                                                       182,870       162,042       185,283    1,583,615
----------------------------------------------------------------------------------------------------------------
   Elimination of intersegment sales                          (456,173)     (490,002)     (530,311)  (4,532,572)
----------------------------------------------------------------------------------------------------------------
   Consolidated                                              1,630,239     1,678,602     1,763,076  $15,069,026
----------------------------------------------------------------------------------------------------------------
Operating Income-
   Japan                                                        97,322        88,075        99,229  $   848,111
   The Americas                                                 15,469        13,810        15,268      130,496
   Europe                                                       22,033        24,372        21,412      183,009
   Other                                                        10,471        11,906        15,005      128,248
----------------------------------------------------------------------------------------------------------------
   Elimination of intersegment profit                            4,711        (2,657)        1,100        9,401
----------------------------------------------------------------------------------------------------------------
   Consolidated                                                150,006       135,506       152,014  $ 1,299,265
----------------------------------------------------------------------------------------------------------------
Other Expenses                                                  (6,943)         (123)        4,185  $    35,769
----------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests,
  Equity in Earnings of Affiliates and Cumulative
  Effect of Accounting Change                                  143,063       135,383       156,199  $ 1,335,034
----------------------------------------------------------------------------------------------------------------
Total Assets-
   Japan                                                     1,071,297     1,187,190     1,220,780  $10,434,017
   The Americas                                                188,644       206,979       240,726    2,057,487
   Europe                                                      188,184       228,568       235,897    2,016,214
   Other                                                        63,701        66,319        79,102      676,085
   Elimination                                                (116,594)     (143,410)     (152,438)  (1,302,889)
   Corporate assets                                            457,561       408,023       417,116    3,565,095
----------------------------------------------------------------------------------------------------------------
   Consolidated                                              1,852,793     1,953,669     2,041,183  $17,446,009
----------------------------------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the periods ended as of March 31, 2004, 2005 and 2006.

18. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the years ended March 31, 2004, 2005 and 2006:

                                                               Thousands of
                                       Millions of Yen         U.S. Dollars
                               ------------------------------- ------------
                                  2004       2005       2006       2006
---------------------------------------------------------------------------
Research and development costs    92,515    110,478    110,385   $943,462
Advertising costs                 17,950     16,442     15,732    134,462
Shipping and handling costs       12,352     14,043     16,058    137,248
---------------------------------------------------------------------------

19. SUBSEQUENT EVENT

On May 31, 2006, San-Ai Co., Ltd., a subsidiary of the Company, completed the sale of its content distribution business to Giga Networks Co., Ltd., a subsidiary of Faith, Inc. The sale price was Yen 12.0 billion. The Company expects to recognize a gain on this sale equal to Yen 5.0 billion.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II. - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE THREE YEARS ENDED MARCH 31, 2006

                                                                                           (Millions of Yen)
                                                    Additions
                                              ---------------------
                                   Balance at Charged to Charged to    Deduction                  Balance at
                                   beginning  costs and    other         from        Translation    end of
Description                        of period   expenses   accounts  reserves (2)(3)  adjustment     period
------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2004:
   Allowance for doubtful
     receivables/(1)/-
       Trade receivables             17,849     1,933         9         (2,179)         (573)       17,039
       Finance receivables           14,228     3,920         -         (2,823)          (86)       15,239
   Deferred tax asset valuation
     allowance                        9,193     2,280         -         (2,133)         (330)        9,010

For the year ended March 31, 2005:
   Allowance for doubtful
     receivables/(1)/-
       Trade receivables             17,039     1,822       (65)        (1,729)          384        17,451
       Finance receivables           15,239     3,584         -         (2,280)           23        16,566
   Deferred tax asset valuation
     allowance                        9,010     1,212       (23)        (3,298)          178         7,079

For the year ended March 31, 2006:
   Allowance for doubtful
     receivables/(1)/-
       Trade receivables             17,451     1,424       (27)        (3,366)          549        16,031
       Finance receivables           16,566     1,744         -         (1,992)           76        16,394
   Deferred tax asset valuation
     allowance                        7,079     3,843       (56)        (2,959)          290         8,197
------------------------------------------------------------------------------------------------------------

Notes:

(1) See Note 2(g) to Consolidated Financial Statements.

(2) Receivables - Write-offs.

(3) Deferred tax - Realization of tax benefits