Form 20-F
RICOH CO LTD
filed 2007-06-29
CIK 317891

                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



June 29, 2007


--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 20 - F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended March 31, 2007
                       Commission file number 2 - 68279

                            KABUSHIKI KAISHA RICOH
            (Exact name of registrant as specified in its charter)

                              RICOH COMPANY, LTD.
                (Translation of registrant's name into English)

                                     Japan
                (Jurisdiction of incorporation or organization)

              13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan
                   (Address of principal executive offices)

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

                                 Common Stock*
                               (Title of Class)

*1,189,092 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2007: 729,987,673 shares (excluding 14,924,405 shares of Treasury Stock)

   Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X]    No[_].

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

Yes [X]     No[_].

   Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]    Accelerated filer [_]    Non-accelerated
  filer[_].

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

Yes [_]    No [X].

Defined Terms, Conventions and Presentation of Financial Information
--------------------------------------------------------------------

   On June 27, 2007, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 122.52 = U.S.$1.00.

   In this document, the term "Company" refers to Ricoh Company, Ltd., the registrant, and "Ricoh" refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

   Ricoh's fiscal year end is March 31. In this document "fiscal year 2007" refers to Ricoh's fiscal year ended March 31, 2007, and other fiscal years of Ricoh are referred to in a corresponding manner.

   As used in this annual report, "U.S. GAAP" means U.S. generally accepted accounting principles.

Cautionary Statement With Respect to Forward-Looking Statements
---------------------------------------------------------------

Statements made in this annual report with respect to Ricoh's current plans, estimates, strategies and beliefs and other statements that are not historical facts are or may be deemed to be forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, about the future performance of Ricoh. These forward-looking statements are made in reliance upon the protections provided by such acts for forward-looking statements. Forward-looking statements include but are not limited to those using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Ricoh cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Ricoh to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Ricoh disclaims any such obligation. Risks and uncertainties that might affect Ricoh include, but are not limited to (i) general economic conditions in Ricoh's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the Japanese Yen and the U.S. Dollar, the Euro, and other currencies in which Ricoh makes significant sales or in which Ricoh's assets and liabilities are denominated; (iii) Ricoh's ability to continue to design and develop products and services, and win acceptance of its products and services which are offered in highly competitive markets characterized by continual introduction of new products, rapid development in new technology, and consumer preferences that are subjective and likely to change; (iv) Ricoh's ability to successfully implement strategies for its office equipment business, such as further globalization of its operations to increase account sales to corporate clients, reinforcement of the color printer line-up to meet growing demand for color products among its office users, implementation of optimal printing solutions for customers' digitally networked offices and enhancement of printing capabilities centered on multi-functional printers ("MFPs"), and implementation of optimal localization of manufacturing operations so that such operations are closer to the customer; (v) Ricoh's ability to continuously devote sufficient resources to research and development, and capital expenditures for digital and networking equipment, such as digital plain paper copiers ("PPCs"), MFPs, laser and GELJET printers; (vi) the success of Ricoh's alliances with various computer manufacturers which Ricoh may engage in alliances with in the future; and (vii) the outcome of contingencies.

   Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in "Risk Factors" included in "Item
3. Key Information," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                               TABLE OF CONTENTS

PART I
     Item 1.   Identity of Directors, Senior Management and Advisers          1
     Item 2.   Offer Statistics and Expected Timetable                        1
     Item 3.   Key Information                                                1
     Item 4.   Information on the Company                                    10
     Item 4A.  Unresolved Staff Comments                                     28
     Item 5.   Operating and Financial Review and Prospects                  28
     Item 6.   Directors, Senior Management and Employees                    70
     Item 7.   Major Shareholders and Related Party Transactions             89
     Item 8    Financial Information                                         90
     Item 9.   The Offer and Listing                                         90
     Item 10.  Additional Information                                        93
     Item 11.  Quantitative and Qualitative Disclosures About Market Risk   107
     Item 12.  Description of Securities Other Than Equity Securities       110

PART II
     Item 13.  Defaults, Dividend Arrearages and Delinquencies              110
     Item 14.  Material Modifications to the Rights of Security Holders
               and Use of Proceeds                                          110
     Item 15.  Controls and Procedures                                      110
     Item 16   [RESERVED]                                                   112
     Item 16A. Audit Committee Financial Expert                             112
     Item 16B. Code of Ethics                                               112
     Item 16C. Principal Accountant Fees and Services                       112
     Item 16D. Exemptions from the Listing Standards for Audit Committees   115
     Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
               Purchasers                                                   115

PART III
     Item 17.  Financial Statements                                         115
     Item 18.  Financial Statements                                         115
     Item 19.  Exhibits                                                     115

Item 1. Identity of Directors, Senior Management and Advisers
        -----------------------------------------------------

   Not applicable.

Item 2. Offer Statistics and Expected Timetable
        ---------------------------------------

   Not applicable.

Item 3. Key Information
        ---------------

A. Selected Financial Data.

   The following selected consolidated financial data have been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh's audited consolidated balance sheets as of March 31, 2006 and 2007, the related consolidated statements of income, shareholders' investment and cash flows for the three years ended March 31, 2005, 2006 and 2007 and the notes thereto that appear elsewhere in this annual report.

                                   Millions of Yen except per share amounts and number of shares
                                                        Year ended March 31,
                                  ----------------------------------------------------------------
                                      2003         2004         2005         2006         2007
                                  ------------  -----------  -----------  -----------  -----------
INCOME STATEMENT DATA:
Net sales:                          1,732,012    1,773,306    1,807,406    1,909,238    2,068,925

Operating income                      129,721      145,405      131,109      148,584      174,380
Income from continuing operations      71,648       89,049       80,537       95,022      106,224
Net income                             72,513       91,766       83,143       97,057      111,724

PER AMERICAN DEPOSITARY SHARE:
   Net income (Basic)                  498.95       618.15       563.20       661.65       765.50
   Net income (Diluted)                484.05       618.15       563.20       661.65       759.45

BALANCE SHEET DATA:
Total Assets                        1,884,922    1,852,793    1,953,669    2,041,183    2,243,406
Shareholders' investment              657,514      795,131      862,998      960,245    1,070,913
Common Stock                          135,364      135,364      135,364      135,364      135,364
Weighted Average Number of shares
  outstanding                     726,659,698  742,292,806  738,160,042  733,434,414  729,744,656

Cash dividends declared
Per American Depositary Share:
       Interim                          35.00        40.00        50.00        60.00        65.00
                                       ($0.28)      ($0.36)      ($0.49)      ($0.50)      ($0.56)
       Year-end                         35.00        50.00        50.00        60.00        75.00
                                       ($0.29)      ($0.46)      ($0.45)      ($0.52)      ($0.61)

                                   Millions of Yen except per share amounts and number of shares
                                                        Year ended March 31,
                                 ----------------------------------------------------------------
                                      2003         2004         2005         2006         2007
                                 ------------  ------------  -----------  -----------  -----------
At year-end:
Cash and cash equivalents             189,243      203,039      186,857      187,055     255,737
Capital investments                    73,948       75,504       84,699      102,049      85,800
Long-term indebtedness,
excluding current installment         345,902      281,570      226,567      195,626     236,801

Notes:
   Each American Depositary Share represents five shares of Ricoh Common Stock.

   In the preceding table, cash dividends declared in U.S. Dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

   On June 27, 2007, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 122.52 = U.S.$1.00.

   The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York during the previous six months and prior five fiscal years:

     December January February March  April   May
       2006    2007     2007   2007   2007    2007
     -------- ------- -------- ------ ------ ------
High  114.98  118.49   118.33  116.01 117.69 119.77
Low   119.02  121.81   121.77  118.15 119.84 121.79

                Year ended March 31,
         ----------------------------------
          2003   2004   2005   2006   2007
         ------ ------ ------ ------ ------
Year-end 118.07 104.18 107.22 117.48 117.56
Average* 121.10 112.75 107.28 104.64 116.55
High     115.71 104.18 102.26 104.41 110.07
Low      133.40 120.55 114.30 120.93 121.81

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

   In addition, operating profits and losses are highly sensitive to the fluctuations in the value of the Japanese Yen because the high volume of Ricoh's production and sales activities in the Americas, Europe and Other, such as China, results in a large proportion of revenues and costs denominated in local currencies. Although Ricoh engages in hedging transactions such as forward contracts with several financial institutions having credit ratings satisfactory to Ricoh to minimize the negative effects of short-term fluctuations in foreign exchange rates among major currencies such as the U.S. Dollar, Euro and Japanese Yen, mid-to-long-term volatile changes in the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics, and sales activities and may adversely affect Ricoh's financial results and condition.

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

INADVERTENT OR ACCIDENTAL LEAKAGE OR DISCLOSURE OF CONFIDENTIAL OR SENSITIVE INFORMATION MAY ADVERSELY AFFECT RICOH'S OPERATIONS

   Ricoh obtains confidential or sensitive information from various sources, including its customers, in the ordinary course of its business. Ricoh also holds trade secrets regarding its technologies and other confidential or sensitive information relating to marketing. To prevent unauthorized access and/or fraudulent leakage or disclosure of such confidential or sensitive information, Ricoh has implemented an internal management system, which includes measures to improve security and access to its internal database, as well as employee training programs to educate its employees with respect to compliance with applicable regulations relating to information security and data access. Despite Ricoh's efforts, however, confidential or sensitive information may be inadvertently or accidentally leaked or disclosed and any such leakage or disclosure may result in Ricoh incurring damages, which may adversely affect Ricoh's reputation. In addition, Ricoh may incur significant expenses for defending any lawsuits that may arise from such claims. Furthermore, the leakage or disclosure of Ricoh's confidential or sensitive marketing and technological information to a third party may adversely affect Ricoh's financial results and condition.

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

   As Ricoh becomes increasingly dependent on information technology, software and hardware defects, computer viruses, as well as internal database problems ( E.G., falsifications or disappearance of information relating to our customers) pose a greater risk to its operations. Although Ricoh has taken various precautionary measures, such as installing firewalls and anti-virus software to detect and eliminate computer viruses, Ricoh may not be able to completely prevent or mitigate the effects of such problems, which may affect Ricoh's performance.

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

Item 4. Information on the Company
        --------------------------

A. History and Development of the Company

   The Company was originally incorporated as a joint stock corporation (KABUSHIKI KAISHA) on February 6, 1936 in accordance with Japanese law under the name Riken Kankoshi Co., Ltd. as a manufacturer and distributor of sensitized paper for use in copiers. Since its incorporation, Ricoh has expanded its business into related businesses in the office equipment field. It now manufactures and markets copiers, facsimile machines, MFPs, laser and GELJET printers, optical discs, personal computers and servers, network related software and other equipment, including semiconductors, measuring equipment and cameras.

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

April 1986     The Company opens a research and development ("R&D") facility in Yokohama, Kanagawa (now known as the Ricoh Research and Development Center) in commemoration of Ricoh's 50th anniversary, to which it transfers some of its R&D operations from the Ohmori plant.

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

December 1996  The Company establishes Ricoh Asia Pacific Pte Ltd (a subsidiary) in Singapore.

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

April 2003     Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the
               Company.

October 2004   The Company acquires Hitachi Printing Solutions, Ltd. (now known as Ricoh Printing Systems, Ltd.) in Japan.

August 2005    The Company opens Ricoh Technology Center in Ebina, Kanagawa to integrate its domestic R&D facilities and offices.

November 2005  The Company relocates its headquarters to Chuo-ku, Tokyo.

January 2007   Ricoh Europe B.V. acquires the European operations of Danka
               Business Systems PLC (now known as Infotec Europe B.V.).

June 2007      InfoPrint Solutions Company, the joint venture company of Ricoh and International Business Machines Corporation ("IBM"), commenced its operation.

   Our registered office and head office are as follows:

                                       Address                 Telephone number
                       --------------------------------------- ----------------
Registered Head office 3-6 Naka Magome 1-chome, Ohta-ku, Tokyo +81-3-3777-8111
                       143-8555, Japan
Executive office       13-1, Ginza 8-chome, Chuo-ku, Tokyo     +81-3-6278-2111
                       104-8222, Japan

   Principal Capital Investments
   -----------------------------

   Ricoh's capital investments for fiscal years 2005, 2006 and 2007 were Yen
84.6 billion, Yen 102.0 billion and Yen 85.8 billion, respectively. Ricoh directs a significant portion of its capital expenditures towards digital and networking equipment, such as digital PPCs, MFPs, laser and GELJET printers, and manufacturing facilities to maintain or enhance its competitiveness in the industry. Ricoh projects that for fiscal year 2008, its capital investments will amount to approximately Yen 90.0 billion, principally for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductors and thermal media.

B. Business Overview

   Ricoh is a leading manufacturer of office automation equipment. Ricoh's products include copiers, printers, facsimile machines, and related supplies and services. Ricoh is also a prominent manufacturer of digital and advanced electronic devices such as semiconductor devices. In recent years, Ricoh has been rapidly building a solid presence globally as a comprehensive document solutions provider that helps its customers streamline their businesses and decrease operating costs.

RECENT DEVELOPMENT
------------------

   During fiscal year 2007, Ricoh and IBM reached an agreement to form a joint venture company. InfoPrint Solutions Company, the joint venture, commenced its operation in June 2007 at which time Ricoh acquired 51 percent of such company. Ricoh's ownership percentage is expected to be gradually increased up to 100 percent over the next three years. Ricoh expects that the formation of this company will strengthen its capabilities in output solutions, including large volume printing.

PRODUCTS
--------

   Ricoh's business segments consist of "Office Solutions," "Industrial Products" and "Other" segments. This classification was adopted during fiscal year 2006 when Ricoh reclassified its business segments as part of its 15th Medium-Term Management Plan. The reclassification realigned Ricoh's operating segments in a manner that is consistent with the way in which Ricoh's management currently analyzes its business operations. For additional discussion regarding the 15th Medium-Term Management Plan, see Item 5. Operating and Financial Review and Prospects - OVERVIEW-.

   The following table sets forth Ricoh's sales by products for fiscal years 2005, 2006 and 2007.

SALES BY PRODUCT
------------------------------------------------------------------------------
                                  Millions of Yen (except for percentages)
                                        For the Year Ended March 31,
------------------------------------------------------------------------------
                                   2005             2006             2007
                             -------------------------------------------------
OFFICE SOLUTIONS
   Imaging Solutions         1,332,299  73.7% 1,446,635  75.8% 1,580,155  76.4%
   Network System Solutions    199,129  11.0    190,593  10.0    194,312   9.4
INDUSTRIAL PRODUCTS            119,408   6.6    120,636   6.3    133,387   6.4
OTHER                          156,570   8.7    151,374   7.9    161,071   7.8
------------------------------------------------------------------------------
       Total                 1,807,406 100.0% 1,909,238 100.0% 2,068,925 100.0%
------------------------------------------------------------------------------

Notes:

(1) In light of the reclassification of business segments adopted during fiscal year 2006, Ricoh restated its financial statements and accompanying disclosure for fiscal year 2005 in accordance with the new classification.

(2) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation was excluded from the above segment data for all periods in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

OFFICE SOLUTIONS
----------------

This segment consists of products that are widely used in the office environment, and is categorized as follows:

(1) Imaging Solutions

   For fiscal year 2007, the Imaging Solutions product category accounted for 76.4% of Ricoh's net sales.

   The primary functions of products in this category are (i) to produce copies and (ii) to print or produce images using a network. Stand-alone copiers are representative of products in the first group, and MFPs, laser and GELJET printers are representative of products in the second group.

   The principal products in the Imaging Solutions product category include monochrome and color digital copiers, MFPs, laser and GELJET printers, digital duplicators, facsimile machines, analog PPCs, and diazo copiers.

   Ricoh continues to be a global leader in PPCs and MFPs and has been a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs and

MFPs with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment based on copy sizes. PPCs and MFPs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder-based toner. The application of this printing process enables, higher picture quality and is environmentally friendly.

   In recent years, Ricoh has strengthened its digital PPC and MFP product line-up with new product offerings that range from low-end models to high-end models. Furthermore, in order to meet its customers' needs in the office environment, Ricoh continues to strengthen its capabilities in color laser and GELJET printers, mid- and high-volume or high-speed printers that can be connected to a network. During fiscal year 2007, Ricoh continued to record strong sales growth in printers as it broadened its product line-up, reinforced its sales and distribution channels especially in Europe and expanded its marketing activities. Sales of MFPs and laser and GELJET printers designed to provide information technology support for all types of office environments by delivering enhanced basic features (i.e., reduction, enlargements), simpler operation, reduced paper consumption through electronic storage, better connectivity with document distribution and storage systems performed particularly well as such features satisfied the demand of customers. Ricoh continues to focus on designing products that have enhanced security features and are environmentally friendly. For example, during fiscal year 2007, Ricoh released its imagio MP C4500/C3500 Series (also known as Aficio MP C4500/C3500 when sold overseas) as part of its color MFP line. This new printer series decreases total energy consumption by approximately 50% compared to that of conventional models due to its unique energy-saving technology, developed by Ricoh. During fiscal year 2007, Ricoh also introduced its IPSiO SP C811 Series ( also known as Aficio SP C811DN when sold overseas), a color laser printer designed for high-speed color printing (A4, horizontal input tray) at 40 pages per minute (ppm) that boasts superior productivity and is environmentally friendly. In the overseas market, Ricoh also released its imagio MP C3000/C2500 Series (also known as Aficio MP C3000/C2500 when sold overseas) and the imagio MP C1500 (also known as Aficio MP C615C when sold overseas), which were well received in Japan due to its superior productivity and environmentally friendliness. Launching these next-generation color copiers and printers has strengthened Ricoh's product line for such products and has enabled Ricoh to gain a larger share in the color PPCs and MFPs markets during fiscal year 2007. In the laser printer market, Ricoh released the IPSiO SP C411 Series (also known as Aficio SP C411DN when sold overseas), which is a line of high-speed color laser printers with versatile paper handling capabilities that can meet various business needs. Ricoh also launched its IPSiO GX Series (also known as Aficio GX when sold overseas), a printer that incorporates Ricoh's advanced Gel-Jet technology for higher resolution and faster printing. The introduction by Ricoh of these new laser printer models has enabled Ricoh to continue penetrating the low-end business printer markets.

   In light of the above, net sales of color MFPs/PPCs as a whole increased by 9.3% in fiscal year 2007 as compared to fiscal year 2006. A 24.7% increase in net sales of MFPs/PPCs with color capabilities in fiscal year 2007 significantly contributed to such 9.3% increase.

   During fiscal year 2007, Ricoh Europe B.V., a wholly-owned subsidiary of the Company, acquired a group of office equipment sales and service companies. The holding company of such newly acquired group companies is now known as Infotec Europe B.V. Ricoh's main objective in this acquisition was to enhance its sales and service structure in Europe. With such enhanced structure, Ricoh believes that it can effectively provide better service to its European customers and increase customer satisfaction.

   In addition, Ricoh offers a comprehensive line of copiers that can be attached to a network. These machines sold well in both Japan and the overseas markets during fiscal year 2007, mainly because the features of these copiers reflected the recent trends in customer needs. Customer demand has shifted toward increased printing speed, networking connectivity, colorization, lower costs of ownership, improved security systems and enhanced office productivity. In the overseas markets, the release of a number of copier models under the Aficio brand has led to Ricoh's rapid achievement of a dominant position in the digital copier market.

   With respect to facsimile equipment, Ricoh marketed the world's first high-speed facsimile equipment in 1973 with a transmission speed of one minute per page. Since then, Ricoh has been manufacturing various high-speed facsimile machines, including compact, low-priced models that feature multiple functions (such as copying capabilities) and higher memory capacities. The market for stand-alone facsimile machines is diminishing, with demand shifting towards small and home offices seeking low-cost models as corporate users tend to prefer multifunctional copiers and printers with networking capabilities. In addition, corporate users also have moved towards electronic forms of transmitting images using portable document formats as an alternative to facsimile transmissions. In response to these trends in the facsimile market, Ricoh has been focusing its efforts on offering MFPs with facsimile capability.

(2) Network System Solutions

   For fiscal year 2007, the Network System Solutions product category accounted for 9.4% of Ricoh's net sales.

   The primary function of products in this category is to assist in establishing a network environment for customers. The principal products in the Network System Solutions category include personal computers and servers, network systems, application software, and related services and support.

   As in fiscal year 2007, Ricoh continues to enjoy steady growth in the sale of its document solutions software and support services, which allow customers to seamlessly manage electronic and paper-based information. For example, Ricoh recorded growth in the sale of software and related products to assist customers in connecting Ricoh's digital MFPs to customers' host systems in their offices and providing the necessary support services at customer sites. With the provision of such products and services, Ricoh has also strengthened its own sales infrastructure for such network system solutions products. Sales in personal computers and servers increased in fiscal year 2007 as compared to fiscal year 2006, and customers continued to rely upon Ricoh's support and services to optimize their total printing costs. Through such support services Ricoh has been able to lower total printing costs for its customers by furnishing facility management assistance to its customers in Japan (where physical space is costly) and increasing the efficiency of the printing process.

INDUSTRIAL PRODUCTS
-------------------

   The Industrial Products segment consists of products that are used in the industrial sector. For fiscal year 2007, this segment accounted for 6.4% of Ricoh's net sales. Principal products in this category include thermal media, optical equipment, semiconductor devices, electronic components, and measuring equipment.

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

   Ricoh also manufactures various types of semiconductor devices. Such devices include application-specific integrated circuits ("ASICs") and application specific standard products ("ASSPs") that are often used in digital copiers, printers, personal computers and mobile and cellular phones.

   The electronic components business supplies parts to manufacturing plants of Ricoh in connection with the production of its own products, such as copiers and printers, as well as to third parties. In fiscal year 2007, net sales to third parties increased in response to increased demand for such electronic components.

   In addition, Ricoh is one of the leading manufacturers of measuring equipment in Japan. Ricoh offers a wide range of measuring equipment such as water meters, gas meters, and gas leak detectors. Sales in the measuring equipment category are greatly affected by fluctuations in market demand.

OTHER
-----

   This segment, which accounted for 7.8% of Ricoh's net sales for fiscal year 2007, includes digital cameras, optical discs, financing and logistics services.

   Ricoh is one of the pioneers in commercializing digital cameras, which have tremendous potential as "image capturing devices." As digital cameras may be used in a variety of ways to input images, Ricoh expects that its sales of digital cameras will continue to grow in the future. Sales of a line of digital cameras that were released during fiscal year 2006 under the name "GR DIGITAL" and another line of digital cameras that were released during fiscal year 2007 under the name "Caplio R5" contributed to the increase in sales in this segment.

   Ricoh provides certain financing services through Ricoh Leasing Co., Ltd. which leases industrial equipment and medical equipment as well as office equipment, and offers loans, such as support loans, to small businesses and independent doctors.

   Ricoh Logistics System Co. Ltd. offers logistics services in the delivery, distribution and storage of products such as electronic products, office equipment, and electronic and machinery parts.

   During fiscal year 2007, San-Ai Co., Ltd., a wholly-owned subsidiary of the Company, completed the sale of its content distribution business which included distribution of ring tones for cellular phones. Ricoh determined that the sale of such business would be in the best interest of Ricoh and for such business. Operating results of San-Ai Co., Ltd. have been excluded from segment results as the operations are considered to be discontinued in accordance with SFAS
No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

SALES AND DISTRIBUTION
----------------------

   Ricoh continues to utilize the following three sales channels for the distribution of its products to end-user customers in Japan: (1) direct sales by Ricoh to end-user customers through approximately 40 domestic subsidiaries and affiliates; (2) sales through independent dealers of office machinery; and
(3) sales through independent office supply wholesalers and retailers. Ricoh estimates that over one-half of its domestic copier sales by revenue is derived from its direct sales channels to end-user customers, with the remaining balance being divided between sales through independent dealers of office machinery and independent office supply wholesalers and retailers. These sales channels are coordinated by Ricoh's seven regional sales subsidiaries located in the Hokkaido, Tohoku, Kanto, Chubu, Kansai, Chugoku and Kyushu areas.

   One of Ricoh's strategies in expanding its overseas marketing and sales channels has been to acquire office equipment sales companies in various locations around the world through which it can sell its products. Accordingly, in addition to selling Ricoh brand name products through its overseas sales subsidiaries, affiliates and independent dealers, similar to Japan, Ricoh also sells its products through the following two marketing and sales channels in the overseas market: (1) sales of products under brand names which Ricoh purchased through acquisitions (i.e., the "Savin" brand, the "Gestetner" brand, the "Lanier" brand and "Infotec" brand) and (2) sales of Ricoh's products as the original equipment manufacturer ("OEM") of copiers and printers of other companies. Savin, Gestetner and Lanier were originally Ricoh's OEM distributors prior to their acquisition. Ricoh has organized sales and distribution channels to accommodate its four operating regions outside of Japan: (1) the Americas;
(2) Europe, Africa, and the Middle East; (3) Asia and Oceania; and (4) China.

   Ricoh recognizes revenue for sales upon the delivery and installation of equipment to its end-user customers. Approximately 15% of Ricoh's total sales revenue is comprised of revenue from sales of equipment generated under sales-type leases. Information regarding the methods by which Ricoh recognizes revenue is also set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are included in this annual report.

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

   In Japan, repair and maintenance services are generally provided by Ricoh's service specialists. Ricoh's service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Recently, Ricoh began building nationwide capabilities for its Customer Support System in order to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers that are in operation and provide immediate service to such copiers. The total number of Ricoh's sales and service personnel in Japan is approximately 22,800. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers in the overseas market who purchased Ricoh products. The total number of Ricoh's sales and service personnel overseas is approximately 22,900.

   Additional information regarding how Ricoh accounts for its after-sales services is set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are a part of this annual report.

PRINCIPAL MARKETS
-----------------

   Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh's sales expanded in fiscal year 2007. As noted below, for fiscal year 2007, sales in Japan, the Americas, Europe and Other as a percentage of total sales were 48.4%, 20.6%, 24.5% and 6.5%, respectively. Fiscal year 2007 was the first year in which the proportion of total overseas sales (i.e., aggregate sales in the Americas, Europe and Other) exceeded that of Japan. The table below breaks down for each geographic area the total sales amount and percentage of such sales amount as compared against total net sales for the last three fiscal years.

SALES BY GEOGRAPHIC AREA
--------------------------------------------------------------------------
                     Millions of Yen (except for percentages to net sales)
                                For the Year Ended March 31,
--------------------------------------------------------------------------
                           2005                2006             2007
                     -----------------------------------------------------
JAPAN                  966,273     53.5%   966,224  50.6% 1,002,251  48.4%
THE AMERICAS           325,597     18.0    387,412  20.3    426,453  20.6
EUROPE                 408,906     22.6    434,800  22.8    507,158  24.5
OTHER                  106,630      5.9    120,802   6.3    133,063   6.5
--------------------------------------------------------------------------
   Total             1,807,406    100.0% 1,909,238 100.0% 2,068,925 100.0%
==========================================================================

Notes:
(1) Sales amounts set forth in the above table are based on the location of the purchaser of the product. For example, if the product is manufactured in Japan and sold to a purchaser located in the United States, such sale would be recorded as a sale in the Americas geographic segment.

(2) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation was excluded from the above segment data for all periods in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(1) Japan

   The continuing improvement of the Japanese economy during fiscal year 2007, which was supported by the depreciation of the Japanese Yen, higher stock prices and lower interest rates especially in the second half of fiscal year 2007, resulted in companies in Japan to make greater capital investments to improve their plants and equipment as compared to fiscal year 2006. As a result, sales in Japan increased by 3.7% compared to fiscal year 2006. Market competition in the types of products that Ricoh manufactures and markets continues to intensify. In order to succeed in such environment, Ricoh has been working to continuously change its product line-up from analog stand-alone equipment and monochrome products to digital equipment with network capabilities and color products in order to respond to customers' preferences. To assist customers in managing their Total Document Volume ("TDV") effectively and efficiently in the office, Ricoh also offers business solutions to create a networked environment that meets customers' needs. Moreover, Ricoh provides certain financing services, semiconductor devices for mobile and cellular phone, and logistics services in Japan. To effectively manage its costs and to focus its efforts on its core business, Ricoh sold the contents delivery service business of one of its subsidiary during fiscal year 2007.

   Despite favorable sales in Japan, aggregate sales derived from the overseas markets exceeded the sales in Japan, because sales derived from the overseas markets showed double digit growth as compared to fiscal year 2006 due primarily to the strong sales of both color MFPs and PPCs as well as color laser and GELJET printers in the overseas market.

(2) The Americas

   In the Americas, Ricoh introduced various new products and enhanced its sales and marketing structure to meet customers' demands for color and high-speed products with networking capabilities.

   In the past, Ricoh Corporation, which was the North and South American sales and marketing unit of the Company, had three wholly-owned subsidiaries that were OEM distributors of Ricoh products. These companies were Savin Corporation, acquired in 1995, Gestetner Holdings PLC (now known as NRG Group
PLC), acquired in 1995, and Lanier Worldwide, Inc., acquired in 2001. To market and sell its full line of digital office solutions, Ricoh utilized a network of independent dealers in the Americas of Ricoh, Savin, Gestetner and Lanier as well as direct sales forces consisting of Ricoh Business Systems and Lanier Worldwide, Inc.

   During fiscal year 2007, in an effort to consolidate its operations, Ricoh decided to merge Lanier Worldwide, Inc. into Ricoh Corporation, its parent company, and to change the name of the surviving corporation to Ricoh Americas Corporation. Ricoh Americas Corporation will distribute both Lanier and Savin brand products in addition to Ricoh brand products while the Gestetner brand products will be phased out in the United States. This new organizational structure became effective on April 1, 2007.

(3) Europe

   Economic conditions in Europe remained relatively stable during fiscal year 2007 and sales of MFPs and laser and GELJET printers continued to increase as Ricoh exerted efforts to introduce new products in such product lines. The continuous enhancement and introduction of products in the Office Solutions segment enabled Ricoh to further improve its sales in Europe as customers were able to fulfill more of their office equipment needs through Ricoh. In particular, Ricoh was able to increase its sales in Europe as a result of the shift from monochrome to color MFPs and laser and GELJET printers and the introduction of tailor-made solutions for its customers regardless of the size of their business. Through these efforts Ricoh continued to maintain its top market share position in Europe for copiers and MFPs during fiscal year 2007.

   To further enhance its sales and service network, Ricoh Europe B.V., a wholly-owned subsidiary of the Company, acquired the European business operation of Danka Business Systems PLC during the fourth quarter of fiscal year 2007. With the addition of 16 companies through such acquisition, Ricoh expects to increase its sales by promoting high volume products and strengthening its relationship with its customers to increase the TDV of its customers. In addition, Ricoh intends to provide value-added services to its customers in Europe through this acquisition to further increase customer satisfaction.

(4) Other

   The Other geographic area includes China, South East Asia and Oceania. In addition to the opening of a production site for thermal media in China (Ricoh Thermal Media (Wuxi) Co., Ltd.) during fiscal year 2006, during fiscal year 2007, Ricoh established semiconductor sales support companies in China (Ricoh Electronic Devices Shanghai Co., Ltd.) and South Korea (Ricoh Electronic Devices Korea Co., Ltd.), which enabled Ricoh to strengthen its support services for its Chinese and Korean customers. In addition to providing sales support services, Ricoh Electronic Devices Shanghai Co., Ltd. also designs semiconductors. Through such company, Ricoh is able to capture and fulfill customers' needs at a design phase and to deliver products that are tailored to customers' satisfaction. Because this geographic area is expected to continue expanding, Ricoh continues to place significant importance on this market not only as a production site but also as a potential market to increase sales of its products in the future.

COMPETITION
-----------

   The office equipment industry in which Ricoh primarily competes remains highly competitive and Ricoh continues to encounter intense competition in its Office Solutions segment. Furthermore, competition in each of the product categories in the Office Solutions segment is expected to increase in the future as Ricoh's competitors enhance and expand their product and service offerings. This increase in competition may result in price reductions and decreases in profitability as well as market share in these products. Ricoh cannot provide assurance that it will be able to compete successfully against existing or future competitors. Moreover, Ricoh may face competition from some of its current customers and companies with which Ricoh has strategic business relationships.

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

SEASONALITY
-----------

   Sales in the Office Solutions segment generally increase in March of each year, which is the end of the fiscal year for most Japanese companies. This is due to the increase in demand for these products as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. Sales generated during the month of March each year due to this seasonality accounts for approximately 11.9% of Ricoh's domestic sales in Japan. However, the effect of this seasonality on a consolidated basis is minimal, as only approximately 4.0% of Ricoh's total consolidated sales are generated from domestic sales in Japan during the month of March.

SOURCES OF SUPPLY
-----------------

   The raw materials, parts and components used in the production of Ricoh's products are procured on a global basis. Generally, Ricoh maintains multiple suppliers for the most significant categories of raw materials, parts and components. Because very few of the raw materials required by Ricoh in manufacturing its products can be procured in Japan, most of the raw materials used by Ricoh come from outside of Japan. Ricoh monitors the availability of raw materials on a regular basis to ensure that it will not encounter any shortages. Ricoh has not experienced any significant difficulty in obtaining the raw materials, parts and components necessary for it to manufacture its products and believes that it will be able to continue to obtain necessary raw materials, parts and components in sufficient quantities to meet its manufacturing needs in the future. The rise in crude oil prices may lead to an increase in the overall cost of procuring raw materials, parts and components. This is due to the fact that the cost of oil-based parts and components, the processing costs of raw materials and fuel costs of shipping and distributing such raw materials, parts and components may increase as a result of higher crude oil prices. However, Ricoh believes that the effect of price volatility with respect to obtaining raw materials, parts and components necessary in manufacturing its products can be managed.

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

C. Organizational Structure

   As of March 31, 2007, the Ricoh Group includes the Company and 307 subsidiaries and 15 affiliates located worldwide. Ricoh's R&D, manufacturing, sales, and service activities center on office equipment, optical equipment, and other devices.

   The Company is the parent of the Ricoh Group. The Company heads the R&D activities of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

   The following is a list of the principal subsidiaries and affiliates of
Ricoh:

------------------------------------------------------------------------------
                                        Proportion
                           Country of  of ownership
Company Name               Formation     interest        Main businesses
------------------------------------------------------------------------------
(SUBSIDIARIES)
Ricoh Optical Industries      Japan        100.0    Manufacturing optical
  Co., Ltd.                                         equipment
Tohoku Ricoh Co., Ltd.        Japan        100.0    Manufacturing office
                                                    equipment
Ricoh Unitechno Co., Ltd.     Japan        100.0    Manufacturing parts for
                                                    office equipment
Ricoh Elemex Corporation      Japan         55.9    Manufacturing and sales of
                                           (56.8)   office equipment and
                                                    minuteness equipment
Ricoh Microelectronics        Japan        100.0    Manufacturing parts for
  Co., Ltd.                                         office equipment
Ricoh Keiki Co., Ltd.         Japan        100.0    Manufacturing parts for
                                                    office equipment
Ricoh Printing Systems,       Japan        100.0    Manufacturing and sale of
  Ltd.                                              office equipment
Ricoh Tohoku Co., Ltd.        Japan        100.0    Sale of office equipment
Ricoh Chubu Co., Ltd.         Japan        100.0    Sale of office equipment
Ricoh Kansai Co., Ltd.        Japan        100.0    Sale of office equipment
Ricoh Chugoku Co., Ltd.       Japan        100.0    Sale of office equipment
Ricoh Kyushu Co., Ltd.        Japan        100.0    Sale of office equipment
Hokkaido Ricoh Co., Ltd.      Japan         97.8    Sale of office equipment
Ricoh Sales Co., Ltd.         Japan        100.0    Sale of office equipment
Ricoh Technosystems Co.,      Japan        100.0    Maintenance, service and
  Ltd.                                              sale of office equipment
Ricoh Logistics System        Japan        100.0    Logistics services and
  Co., Ltd.                                         custom clearances
Ricoh Leasing Co., Ltd.       Japan         51.1    General leasing
Ricoh Electronics, Inc.      U.S.A.        100.0    Manufacturing office
                                                    equipment and related
                                                    supplies
Ricoh UK Products Ltd.        U.K.         100.0    Manufacturing office
                                                    equipment
Ricoh Industrie France       France        100.0    Manufacturing office
  S.A.S.                                            equipment and related
                                                    supplies
Ricoh Asia Industry           China         91.0    Manufacturing office
  (Shenzhen) Ltd.                         (100.0)   equipment and related
                                                    supplies
Shanghai Ricoh Facsimile      China        100.0    Manufacturing and sale of
  Co., Ltd.                                         office equipment
Ricoh Corporation            U.S.A.        100.0    Sale of office equipment
Lanier Worldwide, Inc.       U.S.A.        100.0    Sale of office equipment
Ricoh Europe B.V.          Netherlands     100.0    Sale of office equipment
NRG Group PLC                 U.K.         100.0    Sale of office equipment
Infotec Europe B.V.        Netherlands     100.0    Sale of office equipment
Ricoh Asia Industry Ltd.   Hong Kong,       90.0    Sale of office equipment

------------------------------------------------------------------------------
                                        Proportion
                           Country of  of ownership
Company Name               Formation     interest        Main businesses
------------------------------------------------------------------------------
                              China
Ricoh Asia Pacific Pte Ltd  Singapore     100.0     Sale of office equipment
Ricoh China Co., Ltd.         China       100.0     Sale of office equipment
Ricoh Finance Nederland    Netherlands    100.0     Corporate finance
  B.V.
   And 276 other subsidiaries

(AFFILIATES)
Sindo Ricoh Co., Ltd.         Korea        20.0     Manufacturing and sale of
                                                    office equipment
   And 14 other affiliates
------------------------------------------------------------------------------

Notes:

(1) Proportion of ownership interest includes indirect ownership.
(2) Figures in parentheses indicate portion of voting power if different from portion of ownership interest.
(3) Ricoh Leasing Co., Ltd. is the only subsidiary of Ricoh that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.

D. Property, Plant and Equipment

   Ricoh manufactures its products primarily in fifteen plants in Japan and six plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. The following table gives certain information as of March 31, 2007 regarding the Company's and its subsidiaries' principal production and other facilities. With the exception of GR Advanced Materials Ltd., the production and other facilities listed below have floor space exceeding 10,000 square meters.

-----------------------------------------------------------------------------
                                                   Principal activities and
Name (Location)                   Floor space        products manufactured
------------------------------ ----------------- ----------------------------
                                 (in thousands
                               of square meters)
Japan:
  Ricoh Company, Ltd.
   Ohmori Plant (Tokyo)                54        Parts relating to copiers
   Atsugi Plant (Kanagawa)             73        Office equipment and other
                                                 products
   Numazu Plant (Shizuoka)            111        Paper and toner
   Ikeda Plant (Osaka)                 20        Electronic devices
   Hatano Plant (Kanagawa)             15        Printed circuit boards and
                                                 electronic components
   Fukui Plant (Fukui)                 34        Papers and toner
   Gotenba Plant (Shizuoka)            70        Office equipment
   Yashiro Plant (Hyogo)               36        Electronic devices
   Ricoh Technology Center             69        R&D
     (Kanagawa)
   Head Office (Tokyo)                 21        Head office and marketing of
                                                 offic eequipment

-----------------------------------------------------------------------------
                                                   Principal activities and
Name (Location)                   Floor space       products manufactured
------------------------------ ----------------- ----------------------------
                                 (in thousands
                               of square meters)

Research & Development Center         17         R&D
(Kanagawa)
System Center (Tokyo)                 10         Information system center,
                                                 marketing of office
                                                 equipment and other business
Ginza Office (Tokyo)                  11         Marketing of office
                                                 equipment and other business
Shin-Yokohama office                  40         Marketing of office
(Kanagawa)                                       equipment, other business
                                                 and related services
Subsidiaries:
Ricoh Optical Industries Co.,         23         Photographic equipment
Ltd. (Iwate)
Tohoku Ricoh Co., Ltd.                55         Office equipment, parts
(Miyagi)                                         relating to copiers and
                                                 duplicators
Hasama Ricoh , Inc. (Miyagi)          14         Parts relating to copiers
                                                 and data processing equipment
Ricoh Unitechno Co., Ltd.             18         Office equipment
(Saitama)

Ricoh Elemex Corporation.             47         Office equipment and
(Aichi)                                          measuring equipment
Ricoh Microelectronics Co.,           11         Printed circuit boards and
Ltd. (Tottori)                                   electronic components
Ricoh Keiki Co., Ltd. (Saga)          10         Printed circuit boards and
                                                 parts relating to copiers
Overseas:
Ricoh Electronics, Inc.               93         Copiers, parts relating to
(Irvine, Santa Ana and                           copiers, toner and thermal
Tustin, California and                           paper
Lawrenceville, Georgia,
U.S.A.)
Ricoh UK Products Ltd.                34         Copiers, parts relating to
(Telford, United Kingdom)                        copiers and toner

Ricoh Industries France S.A.S.        42         Copiers, parts relating to
                                                 copiers

-----------------------------------------------------------------------------
                                                   Principal activities and
Name (Location)                   Floor space       products manufactured
------------------------------ ----------------- ----------------------------
                                 (in thousands
                               of square meters)
(Colmar, France)                                 and thermal paper

Ricoh Asia Industry                   42         Copiers, parts relating to
(Shenzhen) Ltd. (Shenzhen,                       copiers, and toner
China)
Shanghai Ricoh Facsimile Co.,         17         Copiers, facsimile equipment
Ltd.                                             and parts relating to copiers
(Shanghai, China)
GR Advanced Materials Ltd.             7         Supplies relating to
(Scotland, United Kingdom)                       duplicators
-----------------------------------------------------------------------------

   Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investments in manufacturing facilities are being made for its long-term success.

Item 4A. Unresolved Staff Comments
         -------------------------

   Not applicable.

Item 5. Operating and Financial Review and Prospects
        --------------------------------------------

OVERVIEW

   Ricoh is engaged primarily in the development, manufacturing, sales and servicing of office automation equipment, as well as digital cameras, semiconductor devices and thermal media. Ricoh supports its office equipment business by offering customers various "solution" systems that work with personal computers and servers, and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh's support services include assisting customers in setting up their information technology environment or network administration. Ricoh also offers various supplies and peripheral products to be used with its products and systems.

   As part of the 15th Medium-Term Management Plan, which covers the periods from fiscal year 2006 through fiscal year 2008, Ricoh reclassified its business segments into the following three segments beginning in fiscal year 2006:
(i) Office Solutions, which consists of the Imaging Solutions product category and the Network System Solutions product category, (ii) Industrial Products, which includes thermal media, optical equipments, semiconductor devices, electronic components and measuring equipment, and (iii) Other, which includes digital cameras, optical discs, financing and logistics services. Ricoh's business segments previously consisted of Office Equipment and Other Businesses. Ricoh's management believes that the reclassification realigns

Ricoh's operating segments in a manner that is consistent with the way in which they currently manage their business.

   Ricoh distributes its products and competes in the following four geographic areas: (i) Japan, (ii) the Americas, (iii) Europe and (iv) Other, which includes China, South East Asia and Oceania. For additional details on Ricoh's business, see Item 4.B. Information on the Company - Business Overview.

   Because of the global nature of Ricoh's operations, Ricoh's results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Furthermore, competition in the businesses we operate has increased significantly and is likely to continue increasing in the future. The two most significant trends in the office equipment market continues to be the movement towards digital networking systems from stand-alone models and the shift in customers' demands toward color products from monochrome products. In response to these accelerating trends, Ricoh's competitors are introducing color products and digital networking systems, increasing the level of competition in these products. Ricoh seeks to prevail over the intense competition in the office equipment market by continually providing customers with equipment that optimizes the total cost of ownership of such equipment and enhancing office productivity and efficiency.

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

   Furthermore, to increase the sale of its products to corporations with global operations, Ricoh expanded its sales structure in the Office Solutions business through various means during fiscal year 2007, including the acquisition of the European operations of Danka Business Systems PLC by Ricoh Europe B.V. Ricoh also made further improvements to the features and functions of its product lines in the Office Solutions business, such as enhancing output speed and copying and improving the user-friendliness of its products, which enabled which enables customers to comprehensively increase their productivity.

   In addition to its continuing efforts to strengthen its Office Solutions business, in recent years, Ricoh has been allocating greater business resources to promising businesses in the Industrial Products segment. For example, during fiscal year 2007 Ricoh established a semiconductor sales company in South Korea as well as a semiconductor sales support and design company in China to expand its semiconductor device business in Asia.

   Due to these initiatives, Ricoh recorded revenue growth for the 13th consecutive year in fiscal year 2007. Ricoh strove to remain competitive and achieve sustained growth by placing a high priority on creating products that added value for customers in new ways (e.g., by increasing printing speeds or allowing easier network connectivity) and managing its operations in a highly efficient manner. To this end, Ricoh continues to reinforce its technological strengths by making capital expenditures and investments in R&D to create products and services that can provide new value for its customers. At the same time, Ricoh continues to achieve steady progress in increasing its operating efficiency through cost-cutting measures across its business units, which include the reduction of production costs and the streamlining of its business structure, as well as supply chain management. As part of its strict cost management policy, Ricoh now analyzes the cost structure of its products at the design phase in order to minimize the costs of production. Through such policy, Ricoh seeks to maximize profits. Ricoh also continues to pursue increased efficiency in the use of financial resources by decreasing its interest-bearing debt by effectively managing and utilizing the funds available to it on a group-wide basis.

   Ricoh's consolidated net sales increased by 8.4% to Yen 2,068.9 billion for fiscal year 2007, from Yen 1,909.2 billion for fiscal year 2006, due primarily to the increase in net sales of higher-margin, value-added products such as MFPs with color capabilities, and the positive effect during fiscal year 2007 of the appreciation of the U.S. Dollar and the Euro relative to the Japanese Yen. Ricoh's operating income increased by 17.4%, while operating income as a percentage of net sales increased from 7.8% to 8.4%. Increased sales in highly profitable product-lines, such as MFPs with color capabilities, coupled with lower selling, general and administrative expenses as a percentage of net sales resulting from steps taken by Ricoh to streamline its core operating systems (e.g., accounting, sales and marketing support systems), which thereby enhanced overall operational efficiency, contributed to the increase in Ricoh's operating income for fiscal year 2007.

   Fiscal year 2007 was the second fiscal year of the 15th Medium-Term Management Plan, which covers the periods from fiscal year 2006 through fiscal year 2008. The plan aims to increase corporate growth and improve the cost-effectiveness and efficiency of Ricoh's businesses. Under this plan, Ricoh continues to allocate its business resources in an efficient manner to areas with growth potential and reduce its costs and expenses in order to maximize profits. Ricoh has identified the following business areas as the three key areas with future growth potential: (i) printing, (ii) emerging markets and
(iii) the industrial sector. Ricoh plans to further enhance its sales and profits by strengthening its position in the businesses in which it currently operates and by expanding into new businesses in the above areas. As part of such plan, Ricoh continued to take steps to increase its offering of printing products, such as MFPs and laser and GELJET printers, during fiscal year 2007 to further enhance its comprehensive offering of printers. Ricoh reallocated some of its resources to concentrate on the printing area in order to reinforce sales of its printing solutions, such as black-color conversion and total cost of ownership reduction solution in the office environment. In addition, Ricoh expanded its business scope and size by entering into both the high-end production printing market and the low-end printing market.

   On the other hand, San-Ai Co., Ltd., a wholly-owned subsidiary of the Company, completed the sales of its content distribution business to Giga Networks Co., Ltd. (former Mobile Alliance Co., Ltd.), a subsidiary of Faith, Inc. on May 31, 2006. Ricoh determined that the sale of this business would be in the best interest of Ricoh and for such business. The sale price of this business was Yen 12.0 billion and Ricoh recognized income from discontinued operations, net of tax of Yen 5.5 billion. The operating results of this business and the gain recognized by Ricoh as a result of the sale of this business are presented as "Income from discontinued operation, net of tax" in the Consolidated Statements of Income.

KEY PERFORMANCE INDICATORS

   The following table shows changes for the last three fiscal years in the key performance indicators that Ricoh's management uses in assessing its performance.

                                                    For the year ended March 31,
                                                   ----------------------------
                                                     2005      2006      2007
                                                   -------   -------   -------
Net Sales (in billions of Yen)                     1,807.4   1,909.2   2,068.9
Operating income to net sales ratio (1)                7.3%      7.8%      8.4%
Return on assets (2)                                   4.4%      4.9%      5.2%
Inventory turnover within months (3)                  1.90      1.82      1.83
Interest-bearing debt (in billions of Yen)           410.0     381.2     415.6

Notes:
(1) Operating income to net sales ratio = Operating income divided by net sales.
(2) Return on assets = Net income divided by average total assets for the fiscal year.
(3) Inventory turnover within months = Inventory divided by average monthly cost of sales.

CRITICAL ACCOUNTING POLICIES

   The consolidated financial statements of Ricoh are prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, Ricoh evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Ricoh considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgments and estimates on the part of management in its application. Ricoh believes that the following represent the critical accounting policies of the Company. For a summary of the significant accounting policies, including the critical accounting policies discussed below, see Note 2 to the Consolidated Financial Statements.

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

   Ricoh enters into contractual arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables." Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

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

   Pension Accounting
   ------------------

   The total costs for employees' severance payments and pension plans represented approximately 0.8%, 1.1% and 0.9% of Ricoh's total costs and expenses for fiscal years 2005, 2006 and 2007, respectively. The amounts recognized in the consolidated financial statements relating to employees' severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees' severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Among these assumptions, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2007, Ricoh recognized and reflected in its consolidated balance sheets the funded status of its pension plans (equal to the difference between the fair value of plan assets and the projected benefit obligations) in the total amount of Yen 77.3 billion.

   For fiscal years 2005, 2006 and 2007, Ricoh used expected long-term rates of return on pension plan assets of 2.9%, 3.2% and 3.1%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh's analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 50%, 20%, 20%
and 10% of the plan assets will be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2007, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2005, 2006 and 2007 were approximately 4.1%
(gain), 20.9% (gain) and 2.3% (gain), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

   With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumptions, Ricoh's weighted average discount rates for fiscal years 2005, 2006 and 2007 were 3.0%, 2.8% and 3.1%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

   The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh's pension plans as of March 31, 2007.

                                                                   CHANGE IN    CHANGE IN PRE-
                                                                PENSION BENEFIT  TAX PENSION
                     CHANGE IN ASSUMPTION                         OBLIGATIONS      EXPENSES
--------------------------------------------------------------- --------------- --------------
                                                                      (Billions of Yen)

50 basis point increase / decrease in discount rate............    - /+ 54.3       - /+ 5.9
50 basis point increase / decrease in expected return on assets        -           - /+ 1.6

   Impairment of Long-Lived Assets and Goodwill
   --------------------------------------------

   As of March 31, 2007, the aggregate of Ricoh's property, goodwill and intangible assets was Yen 418.6 billion, which accounted for 18.7% of the total assets. Ricoh believes that impairment of long-lived assets and goodwill are critical to Ricoh's financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.

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

A. Operating Results

   The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

--------------------------------------------------------------------------------------------------------
                                                                               Thousands of
                                Millions of Yen (except percentages)           U.S. Dollars   % Change
                       -----------------------------------------------------   ------------ ------------
                             2005               2006               2007         2007 (2)    2006  2007
--------------------------------------------------------------------------------------------------------
Net sales
   Products            1,067,736         1,108,746          1,189,548          $10,080,915    3.8    7.3
   Post sales and
     rentals             627,991           693,138            768,965            6,516,653   10.4   10.9
   Other
     revenue             111,679           107,354            110,412              935,695   (3.8)   2.8
--------------------------------------------------------------------------------------------------------
Total                  1,807,406  100.0% 1,909,238  100.0%  2,068,925  100.0%   17,533,263    5.6    8.4
--------------------------------------------------------------------------------------------------------
Cost of sales
   Products              713,057           738,962            783,681            6,641,364    3.6    6.1
   Post sales and
     rentals             259,591           293,559            335,444            2,842,746   13.1   14.3
   Other
     revenue              85,584            81,717             87,394              740,627   (4.5)   6.9
--------------------------------------------------------------------------------------------------------
   Total               1,058,232   58.5% 1,114,238   58.4%  1,206,519   58.3%   10,224,737    5.3    8.3
--------------------------------------------------------------------------------------------------------
   Gross profit          749,174   41.5%   795,000   41.6%    862,406   41.7%    7,308,526    6.0    8.5
Selling, general and
  administrative
  expenses               618,065   34.2%   646,416   33.8%    688,026   33.3%    5,830,729    4.6    6.4
--------------------------------------------------------------------------------------------------------
   Operating income      131,109    7.3%   148,584    7.8%    174,380    8.4%    1,477,797   13.3   17.4
--------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and
     dividend income      (2,242)           (2,896)            (5,501)             (46,619)
   Interest expense        4,686             5,244              7,350               62,288
   Foreign currency exchange
     (gain) loss, net     (1,547)           (3,748)             1,199               10,161
   Other, net               (771)           (2,782)            (3,187)             (27,008)
--------------------------------------------------------------------------------------------------------
   Total                     126    0.0%    (4,182)  (0.2%)      (139)  (0.0%)      (1,178)    --     --
--------------------------------------------------------------------------------------------------------
Income from continuing
  operations before
  income taxes,
  minority interests
  and equity in earnings
  of affiliates          130,983    7.3%   152,766    8.0%    174,519    8.4%    1,478,975   16.6   14.2
--------------------------------------------------------------------------------------------------------
Provision for income
  taxes:                  48,840    2.8%    56,165    2.9%     64,326    3.1%      545,136   15.0   14.5
--------------------------------------------------------------------------------------------------------
Income from continuing
  operations before
  minority interests
  and equity in earnings
  of affiliates           82,143            96,601            110,193              933,839
Minority interests         4,726             4,185              5,508               46,678
Equity in earnings of
  affiliates               3,120             2,606              1,539               13,042
--------------------------------------------------------------------------------------------------------
Income from continuing
  operations              80,537    4.5%    95,022    5.0%    106,224    5.1%      900,203   18.0   11.8
--------------------------------------------------------------------------------------------------------
Income from discontinued
  operations, net of tax   2,606    0.1%     2,035    0.1%      5,500    0.3%       46,610  (21.9) 170.3
--------------------------------------------------------------------------------------------------------
   Net income             83,143    4.6%    97,057    5.1%    111,724    5.4%      949,813   16.7   15.1
--------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                       YEN            Change
                                               -------------------- ----------
                                                2005   2006   2007  2006 2007
------------------------------------------------------------------------------
 Reference: Exchange Rates*
    US$ 1                                      107.58 113.26 117.02 5.68  3.76
    EURO 1                                     135.25 137.86 150.08 2.61 12.22
------------------------------------------------------------------------------
* These rates are the annual average exchange rate of the daily average TTM rates published by The Bank of Tokyo-Mitsubishi UFJ, Ltd. These rates are used when consolidating the financial results of Ricoh's overseas subsidiaries with those of the Company.

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation. Accordingly, sales derived from such business was excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2007" which has been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2007, is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 118 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2007.

SALES BY PRODUCT

---------------------------------------------------------------------------------------------
                        Millions of Yen (except for percentages)      Thousands of  % Change
                   -------------------------------------------------  U.S. Dollars ----------
                         2005             2006             2007        2007 (2)   2006  2007
---------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
   Imaging
     Solutions     1,332,299  73.7% 1,446,635  75.8% 1,580,155  76.4% $13,391,144   8.6   9.2
   Network System
     Solutions       199,129  11.0    190,593  10.0    194,312   9.4    1,646,712  (4.3)  2.0
INDUSTRIAL
  PRODUCTS           119,408   6.6    120,636   6.3    133,387   6.4    1,130,398   1.0  10.6
OTHER                156,570   8.7    151,374   7.9    161,071   7.8    1,365,009  (3.3)  6.4
       Total       1,807,406 100.0% 1,909,238 100.0% 2,068,925 100.0% $17,533,263   5.6   8.4
---------------------------------------------------------------------------------------------

Notes:
(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation. Accordingly, sales derived from such business was excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2007" which has been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2007, is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 118 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2007.

FISCAL YEAR 2007 COMPARED TO FISCAL YEAR 2006

   NET SALES. Consolidated net sales of Ricoh for fiscal year 2007 increased by 8.4% (or Yen 159.6 billion) to Yen 2,068.9 billion from Yen 1,909.2 billion for fiscal year 2007. Fiscal year 2007 was a milestone in that it was the first fiscal year in which net sales exceed Yen 2,000.0 billion. This increase in net sales was primarily due to the increase in net sales in the Office Solutions segment.

   Net sales from the Office Solutions segment accounted for 85.8% of the consolidated net sales for fiscal year 2007. A significant portion of such net sales was derived from the Imaging Solutions category, which accounted for 76.4% of consolidated total net sales, up 0.6 percentage points from fiscal year 2006. The increase in net sales from the Imaging Solutions category was due primarily to the increase in net sales of MFPs and laser and GELJET printers as a result of Ricoh's introduction of new products in response to the continuing shift in customer preference from stand-alone equipment to multi-functional equipment, which can improve the customer's operations by expanding the digital color networking capacity of their office environment. In particular, sales of color MFPs continued to grow in double-digit percentage figures in both Japan and the overseas markets. Compared to fiscal year 2006, net sales of color MFPs increased by 18.6% in Japan and 29.3% in the overseas markets as customer demand in both Japan and the overseas markets continued to shift from monochrome to color products. Similar to fiscal year 2006, sales of laser and GELJET printers continued to grow in double-digit percentage figures in fiscal year 2007 in Japan and the overseas markets. Compared to fiscal year 2006, net sales of laser and GELJET printers increased by 14.4% in Japan and 28.4% in the overseas markets. Such increases were due primarily to the continuous release of new products that adequately addressed customer needs in terms of printing quality and speed in both Japan and the overseas markets. In response to our customer demands, we continued to offer management and workflow efficiency solutions that are customized to our customers' printing needs from the operational administration of office network printers and mission-critical business printers to the creation of a high-speed, on-demand printing environment. We also offered professional services such as environment analysis, solutions and custom software design, in order to assist our customers improve their printing processes.

   In addition, during fiscal year 2007, Ricoh strengthened its sales of support services, document management applications and related software that assist its customers in optimizing their printing costs. As a result of its efforts, net sales in the Network System Solutions category increased by 2.0% in fiscal year 2007 as compared to fiscal year 2006 and contributed to the increase in net sales in the Office Solutions segment.

   In the Industrial Products segment, net sales increased by 10.6% in fiscal year 2007 as compared to fiscal year 2006. Sales of thermal media and electronic components increased due to stable market demand. Sales of semiconductor devices increased due primarily to an increase in demand for Ricoh's integrated circuits by manufacturers of electronic devices such as mobile and cellular phones. Sales of measuring equipment also increased due primarily to the recovery in demand for such product. The increase in sales in these products, however, was partially offset by the decrease in sales of optical equipment due to sluggish demand.

   In the Other segment, net sales increased by 6.4% mainly due to the continuous increase in sales of digital cameras and financing services.

   The appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen also contributed to the increase in consolidated net sales in fiscal year 2007 as compared to fiscal year 2006 in Japanese Yen. Had the foreign currency exchange rates remained the same as in fiscal year 2006, Ricoh's consolidated net sales would have increased by 5.2%.

   Products. An increase in net sales derived from products was mainly due to the increase in net sales of MFPs and laser and GELJET printers as a result of Ricoh's introduction of new products in response to the continuing shift in customers' preference from stand-alone equipment to multi-functional equipment, which can improve customers' operations by expanding the digital color networking capacity of their office environment. The increase in net sales of MFPs and laser and GELJET printers completely offset the decrease in net sales of personal computers and servers in Japan, optical equipment and optical discs. In addition, Ricoh's new subsidiary, Ricoh Printing Systems, Ltd., contributed to the growth in the sales of this category. Cost of sales for products increased mainly due to the increase in net sales of MFPs and laser and GELJET printers.

   Post sales and rentals. Net sales derived from post sales services and rentals of equipment increased mainly due to an increase in revenue from post sale services such as maintenance services as well as increased sales of supplies for MFPs and laser and GELJET printers. Ricoh continued to direct its marketing and promotional efforts of its equipment rental services towards major corporate clients in Japan and overseas.

   Other revenue. Net sales derived from other sources increased mainly due to an increase in revenue from financing services.

   COST OF SALES. Consolidated cost of sales for fiscal year 2007 increased by 8.3% (or Yen 92.2 billion) to Yen 1,206.5 billion from Yen 1,114.2 billion for fiscal year 2006. This increase was due primarily to the increase in net sales of MFPs and laser and GELJET printers.

   GROSS PROFIT. Consolidated gross profit for fiscal year 2007 increased by 8.5% (or Yen 67.4 billion) to Yen 862.4 billion from Yen 795.0 billion for fiscal year 2006. This increase in gross profit primarily reflects the increase in sales derived from the introduction of new products in the Office Solutions segment and value-added higher-margin products, such as MFPs and laser and GELJET printers.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for fiscal year 2007 increased by 6.4% (or Yen 41.6 billion) to Yen 688.0 billion from Yen 646.4 billion for fiscal year 2006. Ricoh invested Yen 114.9 billion in R&D activity during fiscal year 2007 for purposes of developing more advanced MFPs and laser and GELJET printers with new capabilities to maintain Ricoh's large market share position in these products in the current competitive marketplace. Furthermore Ricoh incurred certain expenses relating to (1) investments in information technologies in connection with the development of its core operating systems in its offices in Japan and overseas and (2) the expansion of its business such as the acquisition by Ricoh Europe B.V. of sales and services companies in Europe. In addition, the appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen resulted in an increase in selling, general and administrative expenses of approximately Yen 16.9 billion.

   OPERATING INCOME. Consolidated operating income for fiscal year 2007 increased by 17.4% (or Yen 25.7 billion) to Yen 174.3 billion from Yen 148.5 billion for fiscal year 2006. Operating Income as a percentage of net sales increased by 0.6 percentage points from 7.8% for fiscal year 2006 to 8.4% for fiscal year 2007. This increase was due primarily to increased sales in profitable product lines as well as decreased selling, general and administrative expenses as a percentage of net sales resulting from structural reform initiatives that Ricoh implemented during fiscal year 2007, including steps taken by Ricoh to streamline its core operating systems and thereby enhance overall operational efficiency.

   INTEREST AND DIVIDEND INCOME. Consolidated interest and dividend income for fiscal year 2007 increased by Yen 2.6 billion to Yen 5.5 billion from Yen 2.8 billion for fiscal year 2006. The increase in interest and dividend income reflected the favorable financial market conditions and the positive change in economic conditions in Japan as dividend income from Japanese companies increased.

   INTEREST EXPENSE. Consolidated interest expense for fiscal year 2007 increased by Yen 2.1 billion to Yen 7.3 billion from Yen 5.2 billion for fiscal year 2006. The increase in interest expense was due primarily to an increase in market interest rates as compared to fiscal year 2006.

   FOREIGN CURRENCY EXCHANGE (GAIN) LOSS, NET. Consolidated foreign currency exchange (gain) loss, net included in other (income) expenses for fiscal year 2007 recorded a loss of Yen 1.1 billion from a gain of Yen 3.7 billion for fiscal year 2006. For additional information on Ricoh's foreign exchange hedging activities, see Item 11. Quantitative and Qualitative Disclosures About Market Risk.

   OTHER, NET. Consolidated other, net included in other (income) expenses increased by Yen 0.4 billion to an income of Yen 3.1 billion for fiscal year 2007 from an income of Yen 2.7 billion for fiscal year 2006. This increase in income of other, net in fiscal year 2007 was due to an increase in income derived from the sale of marketable securities as compared to fiscal year 2006.

   PROVISION FOR INCOME TAXES. Total consolidated provision for income taxes for fiscal year 2007 increased by 14.5% (or Yen 8.1 billion) to Yen 64.3 billion from Yen 56.1 billion for fiscal year 2006. The effective tax rate was 36.9% for fiscal year 2007 from 36.8% for the previous fiscal year. The effective tax rate was lower than the Japanese statutory tax rate. See Note 9 to the Consolidated Financial Statements for additional information.

   MINORITY INTERESTS. Consolidated minority interests for fiscal year 2007 increased by Yen 1.3 billion to Yen 5.5 billion from Yen 4.1 billion for fiscal year 2006. This increase was due primarily to improved performance of Ricoh Elemex Corporation for fiscal year 2007.

   EQUITY IN EARNINGS OF AFFILIATES. Consolidated equity in earnings of affiliates for fiscal year 2007 decreased by Yen 1.0 billion to Yen 1.5 billion from Yen 2.6 billion for fiscal year 2006. This decrease was due primarily to the fact that Ricoh no longer recorded earnings for a company that it recognized as an affiliate in prior fiscal years as Ricoh's interests in such company decreased as a result of certain restructuring initiatives undertaken by such company during fiscal year 2007. See Note 7 to the Consolidated Financial Statements for additional information.

   INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX. Consolidated income from discontinued operations, net of tax for fiscal year 2007 increased by Yen 3.4 billion to Yen 5.5 billion from Yen 2.0 billion for fiscal year 2006. This increase was due primarily to the gain from the sale of the content delivery business during fiscal year 2007. See Note 4 to the Consolidated Financial Statements for additional information.

OPERATING SEGMENTS

------------------------------------------------------------------------------------------
                            Millions of Yen (except for percentages) Thousands of
                            ---------------------------------------  U.S. Dollars % Change
                                   2006                2007           2007 (2)
------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
   Net sales                1,637,228   100.0%   1,774,467   100.0%  $15,037,856     8.4
   Operating expenses       1,434,279    87.6    1,549,156    87.3    13,128,441     8.0
   Operating income           202,949    12.4%     225,311    12.7%  $ 1,909,415    11.0
------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS
   Net sales                  123,200   100.0%     138,112   100.0%  $ 1,170,441    12.1
   Operating expenses         124,108   100.7      135,164    97.9     1,145,458     8.9
   Operating income (loss)       (908)   (0.7)%      2,948     2.1%  $    24,983      --
------------------------------------------------------------------------------------------
OTHER
   Net sales                  151,374   100.0%     161,071   100.0%  $ 1,365,009     6.4
   Operating expenses         148,692    98.2      158,868    98.6     1,346,339     6.8
   Operating income             2,682     1.8%       2,203     1.4%  $    18,670   (17.9)
------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                   (2,564)              (4,725)          $   (40,043)
   Operating expenses           53,575               51,357               435,228
   Operating income (loss)    (56,139)             (56,082)          $  (475,271)
------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                1,909,238   100.0%   2,068,925   100.0%  $17,533,263     8.4
   Operating expenses       1,760,654    92.2    1,894,545    91.6    16,055,466     7.6
   Operating income           148,584     7.8%     174,380     8.4%  $ 1,477,797    17.4
------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation. Accordingly, sales derived from such business was excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2007" which has been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2007, is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 118 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2007.

Office Solutions

   Net sales in the Office Solutions segment for fiscal year 2007 increased by 8.4% (or Yen 137.2 billion) to Yen 1,774.4 billion from Yen 1,637.2 billion for fiscal year 2006. This increase was due primarily to the favorable growth in the Imaging Solutions category. More specifically, sales in the Imaging Solutions category for fiscal year 2007 increased by 9.2% (or Yen 133.5 billion) to Yen 1,580.1 billion from Yen 1,446.6 billion for fiscal year 2006. This increase was due primarily to the increase in net sales of higher-margin value-added color PPCs, color MFPs and color laser and GELJET printers in both Japan and the overseas markets. Such products are equipped with advanced digital and networking technologies, and continue to be well-received by customers as such products addressed customers' needs for conducting business operations effectively and efficiently by digitalizing and colorizing documents and being capable of handling large volumes of information. With respect to monochrome products, overseas sales of monochrome MFPs and PPCs increased in fiscal year 2007, while sales of monochrome MFPs and PPCs in Japan continued to decrease primarily due to a shift in customer demand from monochrome products to products with color capabilities. Sales of monochrome and color laser and GELJET printers increased in both Japan and the overseas markets due primarily to the continuous release of new products that adequately addressed customers' needs in terms of printing quality and speed

   Furthermore, an increase in sales volume of high-end products and customized products contributed to the increase in sales in this segment. Ricoh continued to release products with enhanced security features and products that are friendly to the environment. Furthermore, Ricoh continued to offer solutions to optimize the total printing costs of its customers during fiscal year 2007 to assist customers manage their TDV more effectively and efficiently.

   Sales in the Network System Solutions category for fiscal year 2007 increased by 2.0% (or Yen 3.7 billion) to Yen 194.3 billion from Yen 190.5 billion for fiscal year 2006. Sales in the solutions business, such as support and services relating to Ricoh's imaging solutions products, continued to increase both in Japan and the overseas markets during fiscal year 2007 due to successful promotional efforts to assist customers in optimizing their total printing costs. Sales of software and related services also increased due to such promotional efforts.

   Excluding the foreign currency exchange rate fluctuations, sales in the Office Solutions segment would have increased by 4.9% (or Yen 79.7 billion) for fiscal year 2007 as compared to fiscal year 2006.

   For fiscal year 2007, cost of sales of the Office Solutions segment increased due primarily to the increase in sales derived from the introduction of new products. Furthermore, Ricoh incurred certain expenses relating to
(1) investments in information technologies in connection with the development of its core operating systems in its offices in Japan and overseas and (2) the expansion of its business such as the acquisition by Ricoh Europe B.V. of sales and services companies in Europe. As a result, operating expenses in the Office Solutions segment for fiscal year 2007 increased by 8.0% (or Yen 114.8 billion) to Yen 1,549.1 billion from Yen 1,434.2 billion for fiscal year 2006.

   Operating income for the Office Solutions segment for fiscal year 2007 increased by 11.0% (or Yen 22.3 billion) to Yen 225.3 billion from Yen 202.9 billion for fiscal year 2006. Operating income as a percentage of net sales for fiscal year 2007 increased by 0.3 percentage points to 12.7% from 12.4% as compared to fiscal year 2006. Increased sales in highly profitable product lines, such as MFPs with color capabilities, coupled with lower selling, general and administrative expenses as a percentage of net sales due to structural reform initiatives undertaken by Ricoh to streamline its business structure contributed to the increase in operating income of the Office Solutions segment for fiscal year 2007.

Industrial Products

   Net sales in the Industrial Products segment for fiscal year 2007 increased by 12.1% (or Yen 14.9 billion) to Yen 138.1 billion from Yen 123.2 billion for fiscal year 2006. Sales of thermal media and electronic components increased due to stable market demand and sales of semiconductor devices increased reflecting a demand for Ricoh's integrated circuits by manufacturers of such electronic devices as mobile and cellular phones. Sales of measuring equipment increased due primarily to the recovery in demand for such products. While sales in the optical equipment business decreased from the previous fiscal year due primarily to sluggish demand, such decrease in sales of the optical equipment business was sufficiently offset by the increase in sales from the thermal media, electronic components, semiconductor and measuring equipment businesses as discussed above.

   Operating expenses in this segment for fiscal year 2007, increased by 8.9% (or Yen 11.0 billion) to Yen 135.1 billion from Yen 124.1 billion for fiscal year 2006. This increase was due primarily to the increase in sales in this segment.

   As a result, operating income for the Industrial Products segment for fiscal year 2007 increased by Yen 3.8 billion to Yen 2.9 billion as compared to the operating loss of Yen 0.9 billion for fiscal year 2006. Operating income as a percentage of net sales for fiscal year 2007 increased by 2.8 percentage points to 2.1% from (0.7)% as compared to fiscal year 2006.

Other

   Net sales in the Other segment for fiscal year 2007 increased by 6.4% (or Yen 9.6 billion) to Yen 161.0 billion from Yen 151.3 billion for fiscal year 2006. During fiscal year 2007, sales of digital cameras increased due primarily to the favorable response by customers of new digital camera products that Ricoh introduced. The steady performance of the financing business also contributed to the increase in this segment.

   Operating expenses in this segment for fiscal year 2007, increased by 6.8% (or Yen 10.1 billion) to Yen 158.8 billion from Yen 148.6 billion for fiscal year 2006.

   As a result, operating income for the Other segment for fiscal year 2007 decreased by Yen 0.4 billion to Yen 2.2 billion as compared to Yen 2.6 billion for fiscal year 2006. Operating income as a percentage of net sales for fiscal year 2007 decreased by 0.4 percentage points to 1.4% from 1.8 % as compared to fiscal year 2006.

GEOGRAPHIC SEGMENTS BY GEOGRAPHIC ORIGIN

------------------------------------------------------------------------------------------
                            Millions of Yen (except for percentages) Thousands of
                            ---------------------------------------  U.S. Dollars % Change
                                  2006                 2007           2007 (2)
------------------------------------------------------------------------------------------
JAPAN
   Net sales                1,406,032    100.0%  1,521,967   100.0%  $12,898,025     8.2
   Operating expenses       1,310,233     93.2   1,411,653    92.8    11,963,161     7.7
   Operating income            95,799      6.8%    110,314     7.2%  $   934,864    15.2
------------------------------------------------------------------------------------------
THE AMERICAS
   Net sales                  393,376    100.0%    429,262   100.0%  $ 3,637,814     9.1
   Operating expenses         378,108     96.1     408,150    95.1     3,458,899     7.9
   Operating income            15,268      3.9%     21,112     4.9%  $   178,915    38.3
------------------------------------------------------------------------------------------
EUROPE
   Net sales                  438,753    100.0%    511,795   100.0%  $ 4,337,246    16.6
   Operating expenses         417,341     95.1     478,380    93.5     4,054,068    14.6
   Operating income            21,412      4.9%     33,415     6.5%  $   283,178    56.1
------------------------------------------------------------------------------------------
OTHER
   Net sales                  200,288    100.0%    269,043   100.0%  $ 2,280,025    34.3
   Operating expenses         185,283     92.5     251,486    93.5     2,131,237    35.7
   Operating income            15,005      7.5%     17,557     6.5%  $   148,788    17.0
------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                 (529,211)            (663,142)          $(5,619,847)
   Operating expenses        (530,311)            (655,124)           (5,551,899)
   Operating income (loss)      1,100               (8,018)          $   (67,948)
------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                1,909,238    100.0%  2,068,925   100.0%  $17,533,263     8.4
   Operating expenses       1,760,654     92.2   1,894,545    91.6    16,055,466     7.6
   Operating income           148,584      7.8%    174,380     8.4%  $ 1,477,797    17.4
------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation. Accordingly, sales derived from such business was excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2007" which has been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2007, is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 118 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2007.

Japan

   Sales in Japan for fiscal year 2007 increased by 8.2% (or Yen 115.9 billion) to Yen 1,521.9 billion from Yen 1,406.0 billion for fiscal year 2006. In the Office Solutions segment, Ricoh conducted a series of sales promotions in Japan when it introduced new products and increased customers' demand by introducing new products that combined color printing capabilities and various office solutions that addressed customers' needs. Ricoh's strategic sales promotion activities and marketing strategies were designed to target its customers' changing demand from stand-alone monochrome products to color high-speed products that work in the network environment. Sales of solution products such as support services, document management applications and other software increased in Japan as well. This increase was attributable to Ricoh's successful promotion of solutions associated with software and IT services that optimized the customers' total printing costs. Sales of semiconductors also increased despite the intensified competition in the cellular phone market. In addition, sales of both thermal media and measuring equipment increased, with the measuring equipment business showing an upward trend in demand.

   Operating expenses in Japan for fiscal year 2007 increased by 7.7% (or
Yen 101.4 billion) to Yen 1,411.6 billion from Yen 1,310.2 billion for fiscal year 2006. The increase in operating expenses was due primarily to the increase in sales as well as the increase in R&D expenses and depreciation expenses.

   As a result, operating income for fiscal year 2007 increased by 15.2% (or Yen 14.5 billion) to Yen 110.3 billion from Yen 95.7 billion for fiscal year 2006.

The Americas

   Net sales in the Americas for fiscal year 2007 increased by 9.1% (or Yen 35.8 billion) to Yen 429.2 billion from Yen 393.3 billion for fiscal year 2006. Ricoh recorded increased sales of color and high-speed MFPs and laser and GELJET printers for corporate clients in the Americas for fiscal year 2007. Furthermore, Ricoh continued to enhance its sales structure to form close relationships with its customers and expand its product line-up in the Americas during fiscal year 2007. Ricoh also worked closely with its customer to develop tailored integrated networking solutions to meet individual requirements of each customer.

   Operating expenses in this geographic segment for fiscal year 2007 increased by 7.9% (or Yen 30.0 billion) to Yen 408.1 billion from Yen 378.1 billion for fiscal year 2006. The increase in operating expenses was due primarily to the increase in sales. The operating expenses as a percentage of net sales decreased by 1.0 percentage point for fiscal year 2007 as compared to the previous fiscal year in the Americas due primarily to the system integration initiatives that were implemented during the previous fiscal year to achieve operational efficiencies.

   As a result, operating income for fiscal year 2007 increased by 38.3% (or Yen 5.8 billion) to Yen 21.1 billion from Yen 15.2 billion for fiscal year 2006 due primarily to the increase in sales of higher-margin products such as color MFPs.

Europe

   Sales in Europe for fiscal year 2007 increased by 16.6% (or Yen 73.0 billion) to Yen 511.7 billion from Yen 438.7 billion for fiscal year 2006, due primarily to an increase in sales in the Imaging Solutions category such as MFPs and laser and GELJET printers, reflecting Ricoh's continuing efforts to strengthen its sales networks and to reinforce the strength of its brand in this geographic segment.

   Operating expenses in this geographic segment for fiscal year 2007 increased by 14.6% (or Yen 61.0 billion) to Yen 478.3 billion from Yen 417.3 billion for fiscal year 2006 due primarily to the increase in sales and the acquisition of Danka's European companies.

   As a result, operating income for fiscal year 2007 increased by 56.1% (or Yen 12.0 billion) to Yen 33.4 billion from Yen 21.4 billion for fiscal year 2006 due primarily to the increase in sales of higher-margin products such as color MFPs.

Other

   Net sales in the Other geographic segment increased for fiscal year 2007 by 34.3% (or Yen 68.7 billion) to Yen 269.0 billion from Yen 200.2 billion for fiscal year 2006. This increase was due primarily to the increase in sales of color MFPs. Sales of Office Solutions products, such as color MFPs and laser and GELJET printers, increased in this geographic segment as customer demand shifted toward such products and Ricoh's group companies in this geographic region manufactured and exported such products to various other Ricoh group companies worldwide.

   Operating expenses in this geographic segment for fiscal year 2007 increased by 35.7% (or Yen 66.2 billion) to Yen 251.4 billion from Yen 185.2 billion for fiscal year 2006 due primarily to increased sales activities in this geographic segment.

   As a result, operating income for fiscal year 2007 increased by 17.0% (or Yen 2.5 billion) to Yen 17.5 billion from Yen 15.0 billion for fiscal year 2006 due primarily to increased sales activities in this geographic segment.

FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

   NET SALES. Consolidated net sales of Ricoh for fiscal year 2006 increased by 5.6% (or Yen 101.8 billion) to Yen 1,909.2 billion from Yen 1,807.4 billion for fiscal year 2005. The increase in net sales was primarily due to the increase in net sales in the Office Solutions segment.

   Net sales from the Office Solutions segment accounted for 85.8% of consolidated net sales for fiscal year 2006. A significant portion of such net sales was derived from net sales from the Imaging Solutions category, which accounted for 75.8% of consolidated total net sales, up 2.1 percentage points from fiscal year 2005. The increase in net sales from the Imaging Solutions category was due primarily to the increase in net sales of MFPs and laser and GELJET printers as a result of Ricoh's introduction of new products in response to the continuing shift in customer preference from stand-alone equipment to multi-functional equipment, which can improve the customer's operations by expanding the digital color networking capacity of their office environment. In particular, sales of MFPs continued to grow in double-digit percentage figures in the overseas markets. Compared to fiscal year 2005, net sales of MFPs increased by 7.4% in Japan and 25.6% overseas. The market in Japan for MFPs is more mature than the overseas markets, as domestic customers have preferred to use multifunctional products that provide network printing and document solution capabilities required to meet the needs of a Japanese office environment in which space and operations are costly. We see more opportunities in the overseas market for MFPs, as the overseas markets have not yet matured as compared to the domestic market, and Ricoh improved its marketing structure in order to develop momentum in sales in the overseas market. Similar to fiscal year 2005, sales of laser and GELJET printers continued to grow in double-digit percentage figures in both the domestic and overseas markets. Compared to fiscal year 2005, net sales of laser and GELJET printers increased by 18.9% in Japan and 18.5% overseas. Such increases were due primarily to the continuous release of new products that adequately addressed customer needs in terms of printing quality and speed in both the domestic and overseas markets. Ricoh's subsidiary, Ricoh Printing Systems, Ltd., also contributed to the growth in sales of the Imaging Solutions category as its high-speed printers performed favorably through OEM distributors. In response to customer demands, we offer management and workflow efficiency solutions that are fine-tailored to our customers' printing needs from the operational administration of office network printers and mission-critical business printers to the creation of a high-speed, on-demand printing environment. We also offer professional services such as environment analysis, solutions, custom software design, and more in order to help improve our customers' printing process.

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

   In the Other segment, net sales decreased by 3.3% mainly due to the decrease in sales of optical discs in the overseas markets as Ricoh completed its withdrawal from the self-developed drive business which used proprietary technology developed by Ricoh, and its key-module/parts unit. While net sales of digital cameras continued to perform favorably in fiscal year 2006, the increase in net sales from digital cameras was not enough to offset the decrease in net sales of the optical discs business.

   The appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen contributed to an increase in consolidated net sales in fiscal year 2006 as compared to fiscal year 2005 in Japanese Yen. Had the foreign currency exchange rates remained the same as in fiscal year 2005, Ricoh's consolidated net sales would have increased by 3.8%.

   Products. An increase in net sales derived from products was mainly due to the increase in net sales of MFPs and laser and GELJET printers as a result of Ricoh's introduction of new products in response to the continuing shift in customers' preference from stand-alone equipments to multi-functional equipments, which can improve the customers' operations by expanding the digital color networking capacity of their office environment. The increase in net sales of MFPs and laser and GELJET printers completely offset the decrease in net sales of the personal computers and servers in Japan, the optical equipments and the optical discs. In addition, Ricoh's new subsidiary, Ricoh Printing Systems, Ltd., contributed to the growth in the sales of this category. An increase in cost of sales of this category was mainly due to the increase in net sales of MFPs and laser and GELJET printers.

   Post sales and rentals. An increase in net sales derived from post sales services and rentals of equipment was mainly due to an increase in revenue from post sale services such as maintenance services as well as increase in sales of supplies for MFPs and laser and GELJET printers. Ricoh continued to direct its marketing and promotional efforts of its equipment rental services towards major corporate clients in Japan and overseas.

   Other revenue. A decrease in net sales derived from other sources was mainly due to the decrease in revenue from financing services.

   COST OF SALES. Consolidated cost of sales for fiscal year 2006 increased by 5.3% (or Yen 56.0 billion) to Yen 1,114.2 billion from Yen 1,058.2 billion for fiscal year 2005. This increase was due primarily to the increase in net sales of MFPs and laser and GELJET printers, while cost of sales as a percentage of net sales decreased from 58.5% to 58.4%.

   GROSS PROFIT. Consolidated gross profit for fiscal year, 2006 increased by 6.0% to Yen 795.0 billion from Yen 749.1 billion for fiscal year 2005. Gross profit as a percentage of net sales increased by 0.1 percentage point from 41.5% for fiscal year 2005 to 41.6% for fiscal year 2006. This increase in gross profit primarily reflects Ricoh's introduction of new products, and an increase in sales of value-added high-margin products such as MFPs and laser and GELJET printers.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for fiscal year 2006 increased by 4.6% (or Yen 28.3 billion) to Yen 646.4 billion from Yen 618.0 billion for fiscal year 2005. Ricoh invested Yen 110.3 billion in R&D activity during fiscal year 2006 for the purposes of developing more advanced MFPs and laser and GELJET printers with new capabilities to maintain Ricoh's large market share position in these products in the current competitive marketplace. Furthermore Ricoh incurred certain expenses relating to (1) the consolidation of some of its domestic operations at its headquarters in Tokyo, (2) the integration of its domestic
R&D facilities and offices at the Ricoh Technology Center, (3) the enhancement of its overseas sales and marketing organization structure and (4) investments in information technologies in connection with the development of its core operating systems in Japan and overseas. In addition, the appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen resulted in an increase in selling, general and administrative expenses of approximately
Yen 8.7 billion.

   OPERATING INCOME. Consolidated operating income for fiscal year 2006 increased by 13.3% (or Yen 17.4 billion) to Yen 148.5 billion from Yen 131.1 billion for fiscal 2005. Operating income as a percentage of net sales increased by 0.5 percentage point from 7.3% for fiscal year 2005 to 7.8% for fiscal year 2006.

   INTEREST AND DIVIDEND INCOME. Consolidated interest and dividend income for fiscal year 2006 increased by Yen 0.6 billion to Yen 2.8 billion from Yen 2.2 billion for fiscal year 2005. The increase in interest and dividend income reflected the favorable financial market conditions and the positive change in economic conditions in Japan as dividend income from Japanese companies increased.

   INTEREST EXPENSE. Consolidated interest expense for fiscal year 2006 increased by Yen 0.5 billion to Yen 5.2 billion from Yen 4.6 billion for fiscal year 2005. This was due to the increase in short-term borrowings and a rise in interest rates.

   FOREIGN CURRENCY EXCHANGE (GAIN) LOSS, NET. Consolidated foreign currency exchange gain, net included in other (income) expenses for fiscal year 2006 increased by Yen 2.2 billion to a gain of Yen 3.7 billion from a gain of Yen 1.5 billion for fiscal year 2005. For additional information on Ricoh's foreign exchange hedging activities, see Item 11. Quantitative and Qualitative Disclosures About Market Risk.

   OTHER, NET. Consolidated other, net included in other (income) expenses increased by Yen 2.0 billion to an income of Yen 2.7 billion for fiscal year 2006 from an income of Yen 0.7 billion for fiscal year 2005. This increase in income of the other, net in fiscal year 2006 was due to an increase in income derived from the sale of marketable securities and the a gain from nonmonetary exchange of marketable securities as compared to fiscal year 2005.

   PROVISION FOR INCOME TAXES. Total consolidated provision for income taxes for fiscal year 2006 increased by 15.0% (or Yen 7.3 billion) to Yen 56.1 billion from Yen 48.8 billion for fiscal year 2005. The effective tax rate decreased by
0.5 percentage point to 36.8% for fiscal year 2006 from 37.3% for fiscal year 2005. This 0.5 percentage point decrease in the effective tax rate was attributable to Japanese tax credits resulting from (1) the increase in R&D expenses and (2) the investments made by Ricoh in information technologies hardware and software used by the Company. As a result of these tax credits, the effective tax rate was lower than the Japanese statutory tax rate. See Note 9 to the Consolidated Financial Statements for additional information.

   MINORITY INTERESTS. Consolidated minority interests for fiscal year 2006 decreased by Yen 0.5 billion to Yen 4.1 billion from Yen 4.7 billion for fiscal year 2005. This decrease was due primarily to provisioning necessitated by quality problems in its measuring equipment business.

   EQUITY IN EARNINGS OF AFFILIATES. Consolidated equity in earnings of affiliates for fiscal year 2006 decreased by Yen 0.5 billion to Yen 2.6 billion from Yen 3.1 billion for fiscal year 2005. This decrease was due primarily to deterioration in the business performance of Ricoh's affiliates.

   INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX. Consolidated income from discontinued operations, net of tax for fiscal year 2006 decreased by Yen 0.5 billion to Yen 2.0 billion from Yen 2.6 billion for fiscal year 2005.

OPERATING SEGMENTS

------------------------------------------------------------------------------------------
                            Millions of Yen (except for percentages) Thousands of
                            ---------------------------------------- U.S. Dollars % Change
                                   2005                  2006         2006 (2)
------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
   Net sales                1,531,428     100.0%  1,637,228  100.0%  $13,993,402     6.9
   Operating expenses       1,335,059      87.2   1,434,279   87.6    12,258,795     7.4
   Operating income           196,369      12.8%    202,949   12.4%  $ 1,734,607     3.4
------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS
   Net sales                  121,914     100.0%    123,200  100.0%  $ 1,052,991     1.1
   Operating expenses         121,872     100.0     124,108  100.7     1,060,752     1.8
   Operating income (loss)         42       0.0%       (908)  (0.7)% $    (7,761)     --
------------------------------------------------------------------------------------------
OTHER
   Net sales                  156,570     100.0%    151,374  100.0%  $ 1,293,795    (3.3)
   Operating expenses         165,126     105.5     148,692   98.2     1,270,872   (10.0)
   Operating income (loss)     (8,556)     (5.5)%     2,682    1.8%  $    22,923      --
------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                   (2,506)               (2,564)         $   (21,914)
   Operating expenses          54,240                53,575              457,906
   Operating income (loss)    (56,746)              (56,139)         $  (479,820)
------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                1,807,406     100.0%  1,909,238  100.0%  $16,318,274     5.6
   Operating expenses       1,676,297      92.7   1,760,654   92.2    15,048,325     5.0
   Operating income           131,109       7.3%    148,584    7.8%  $ 1,269,949    13.3
------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation. Accordingly, sales derived from such business was excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2006"which has been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2006, is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 117 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006.

Office Solutions

   Net sales in the Office Solutions segment for fiscal year 2006 increased by 6.9% (or Yen 105.8 billion) to Yen 1,637.2 billion from Yen 1,531.4 billion for fiscal year 2005. This increase was due primarily to the increase in sales of color PPCs, MFPs and laser and GELJET printers in the Imaging Solutions category in both the domestic and overseas markets. Such products are equipped with advanced digital and networking technologies and were well-received by customers as such products addressed customers' needs for conducting business operations effectively and efficiently by digitalizing and colorizing documents and being capable of handling large volumes of information. Furthermore, Ricoh continued to offer solutions to optimize the total printing costs of its customers in fiscal year 2006 to assist customers manage their TDV more effectively and efficiently. The increase in net sales of the Imaging Solutions category was partially offset by the decrease in net sales of the Network System Solutions category, which decrease was due primarily to the decrease in net sales of personal computers and servers.

   More specifically, sales in the Imaging Solutions category for fiscal year 2006 increased by 8.6% (or Yen 114.3 billion) to Yen 1,446.6 billion from Yen 1,332.2 billion for fiscal year 2005. This increase was primarily due to the increase in net sales of MFPs and laser and GELJET printers in both the domestic and overseas markets. Overseas sales of digital PPCs continued to perform well although the domestic sales of digital PPCs decreased primarily due to a shift in customer demand from stand-alone equipment to multifunctional products, and from monochrome products to products with color capabilities at the same time. Sales of color PPCs increased in both Japan and overseas as Ricoh made significant strides to introduce new products to the global markets. Ricoh enjoyed a sales growth in the double-digit percentage figures overseas in fiscal year 2006. The double-digit percentage figures were due primarily to the strong sales of both MFPs and laser and GELJET printers as well as digital and color PPCs as discussed above. With regards to MFPs, Ricoh introduced various new products that offer high-speed performance, networking capabilities and color printing such as imagio Neo C600Pro (also known as Aficio Color 5560 when sold overseas). This is a new generation of multifunctional color printers with a high-speed printing capability of 55 pages per minute. Moreover, other products arising from the new generation of color MFPs enable the printing of high-quality images by utilizing the Color PxP toner, which uses proprietary technology developed by Ricoh and have high security functions, such as protection to prevent unauthorized copying, etc. The acquisition of the printing company, Ricoh Printing Systems, Ltd., which manufactures and markets both low and high speed printers for the office environment, in fiscal year 2005 has reinforced Ricoh's office color printer and print-on-demand product lines in Japan and overseas.

   Sales in the Network System Solutions category for fiscal year 2006 decreased by 4.3% (or Yen 8.5 billion) to Yen 190.5 billion from Yen 199.1 billion for fiscal year 2005. Sales in the solutions business, such as support and services relating to Ricoh's imaging solutions products, continued to increase both in Japan and overseas in fiscal year 2006 due to successful promotional efforts to assist customers in optimizing their total printing costs. In connection with promoting Ricoh's printing solutions, Ricoh provided software and related services to aid in connecting Ricoh's digital MFPs to customers' host system in their office environment, provided the necessary support at customer sites, and strengthened its own sales infrastructure for such network system solutions products. While Ricoh's solutions business performed favorably during fiscal year 2006 as a result of these efforts, the increase in sales resulting from such business did not sufficiently offset the decrease in sales of personal computers and servers in Japan.

   On the whole, the increase in sales in the Imaging Solutions category exceeded the decrease in sales in the Network System Solutions category and net sales in the Office Solutions segment increased by 6.9% for fiscal year 2006 as compared to fiscal year 2005. Excluding the foreign currency exchange rate fluctuations, sales in the Office Solutions segment would have increased by 4.9% (or Yen 75.0 billion) for fiscal year 2006 as compared to fiscal year 2005.

   During fiscal year 2006, Ricoh incurred expenses relating to the following items: (1) R&D investments in its core products (i.e., MFPs and laser and GELJET printers in the Imaging Solutions category), (2) investments in operating systems relating to accounting and sales force automation and marketing support, (3) realignment of headquarters functions through the consolidation of several domestic operations at Ricoh's headquarters and the integration of several key R&D facilities and offices in Japan, and
(4) enhancement of overseas sales organization structure. Ricoh integrated the European Lanier operations into its other subsidiaries in Europe during fiscal year 2006. On the other hand, Ricoh continued to implement strict cost management controls at the product development stage and continued to improve the efficiency of its distribution and production systems based on supply chain management. Despite such cost reduction activities, operating expenses in the Office Solutions segment for fiscal year 2006 increased by 7.4% (or Yen 99.2 billion) to Yen 1,434.2 billion from Yen 1,335.0 billion for fiscal year 2005 as Ricoh's expenses exceeded the cost reductions. Notwithstanding the greater increase in operating expenses as compared to operating income, operating income for the Office Solutions segment for fiscal year 2006 increased by 3.4% (or Yen 6.5 billion) to Yen 202.9 billion from Yen 196.3 billion for fiscal year 2005. Operating income as a percentage of net sales for fiscal year 2006 decreased by 0.4 percentage points to 12.4% from 12.8% as compared to fiscal year 2005.

Industrial Products

   Net sales in the Industrial Products segment for fiscal year 2006 increased by 1.1% (or Yen 1.2 billion) to Yen 123.2 billion from Yen 121.9 billion for fiscal year 2005. This increase was due primarily to the increase in sales in the thermal media products both in Japan and overseas and the increase in sales in the electronic component products overseas. In addition, the semiconductor business showed signs of recovery in the fourth quarter of fiscal year 2006 as compared to fiscal year 2005, due to the recovery in demand for integrated circuits used in electronic products, such as mobile and cellular phones. While sales in the optical equipment business decreased from the previous corresponding period due primarily to sluggish demand, such decrease in sales of the optical equipment business was sufficiently offset by the increase in sales resulting from thermal media, electronic components and semiconductor businesses as discussed above.

   With respect to expenses during fiscal year 2006, Ricoh recorded additional expenses that were required to address the quality problems in its measuring equipment business in Japan. As a result of such expenses, operating expenses in the Industrial Products segment for fiscal year 2006 increased by 1.8% (or Yen 2.2 billion) to Yen 124.1 billion from Yen 121.8 billion for fiscal year 2005. As a result of the above factors, operating income (loss) for the Industrial Products segment for fiscal year 2006 decreased by Yen 0.9 billion to Yen (0.9) billion as compared to fiscal year 2005. Operating income as a percentage of net sales for fiscal year 2006 decreased by 0.7 percentage point to (0.7) % from 0.0% as compared to fiscal year 2005.

Other

   Net sales in the Other segment for fiscal year 2006 decreased by 3.3% (or Yen 5.1 billion) to Yen 151.3 billion from Yen 156.5 billion for fiscal year 2005. In fiscal year 2006, sales of digital cameras increased primarily due to the increase in demand for new digital camera products, such as the GR DIGITAL and the Caplio R4, that were well-received in the global market. Despite the fact that the digital camera business continued to perform well in fiscal year 2006, the increase in sales from such business was not sufficient to offset the decrease in sales of the optical discs business in the overseas market as Ricoh withdrew from the self-developed drive business, which used proprietary technology developed by Ricoh, and its key-module/parts unit business from the second half of fiscal year 2005.

   With respect to expenses, Ricoh's withdrawal from the key-module/parts unit business in fiscal year 2005 was attributable to the decrease in costs and expenses of the Other segment in fiscal year 2006. As a result of such factors, operating income (loss) for the Other segment for fiscal year 2006 increased by Yen 11.2 billion to Yen 2.6 billion as compared to fiscal year 2005. Operating income (loss) as a percentage of net sales for fiscal 2006 increased by 7.3 percentage points to 1.8% from (5.5)% as compared to fiscal year 2005.

GEOGRAPHIC SEGMENTS BY GEOGRAPHIC ORIGIN

------------------------------------------------------------------------------------------
                            Millions of Yen (except for percentages) Thousands of
                            ---------------------------------------  U.S. Dollars % Change
                                  2005                 2006           2006 (2)
------------------------------------------------------------------------------------------
JAPAN
   Net sales                1,380,013    100.0%  1,406,032   100.0%  $12,017,368     1.9
   Operating expenses       1,296,335     93.9   1,310,233    93.2    11,198,573     1.1
   Operating income            83,678      6.1%     95,799     6.8%  $   818,795    14.5
------------------------------------------------------------------------------------------
THE AMERICAS
   Net sales                  330,461    100.0%    393,376   100.0%  $ 3,362,188    19.0
   Operating expenses         316,651     95.8     378,108    96.1     3,231,692    19.4
   Operating income            13,810      4.2%     15,268     3.9%  $   130,496    10.6
------------------------------------------------------------------------------------------
EUROPE
   Net sales                  415,643    100.0%    438,753   100.0%  $ 3,750,026     5.6
   Operating expenses         391,271     94.1     417,341    95.1     3,567,017     6.7
   Operating income            24,372      5.9%     21,412     4.9%  $   183,009   (12.1)
------------------------------------------------------------------------------------------
OTHER
   Net sales                  173,948    100.0%    200,288   100.0%  $ 1,711,863    15.1
   Operating expenses         162,042     93.2     185,283    92.5     1,583,615    14.3
   Operating income            11,906      6.8%     15,005     7.5%  $   128,248    26.0
------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                 (492,659)            (529,211)          $(4,523,171)
   Operating expenses        (490,002)            (530,311)           (4,532,572)
   Operating income (loss)     (2,657)               1,100           $     9,401
------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                1,807,406    100.0%  1,909,238   100.0%  $16,318,274     5.6
   Operating expenses       1,676,297     92.7   1,760,654    92.2    15,048,325     5.0
   Operating income           131,109      7.3%    148,584     7.8%  $ 1,269,949    13.3
------------------------------------------------------------------------------------------

Notes:
(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation. Accordingly, sales derived from such business was excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2006"which has been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2006, is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 117 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006.

Japan

   Sales in Japan for fiscal year 2006 increased by 1.9% (or Yen 26.0 billion) to Yen 1,406.0 billion from Yen 1,380.0 billion for fiscal year 2005. In the Office Solutions segment, sales of products in the Imaging Solutions category, including color PPCs, MFPs and laser and GELJET printers, increased due to Ricoh's strategic sales promotion activities and marketing strategies designed to meet its customers' changing demand from stand-alone monochrome products to networkable color high-speed products. Moreover, the performance of super high-speed printers produced by Ricoh Printing Systems, Ltd., which was acquired in fiscal year 2005, contributed favorably to increased sales in Japan. In addition, sales of solution products such as support services, document management applications and other software increased due to Ricoh's successful promotion of such solutions to optimize the customers' total printing costs. Meanwhile, sales in analog type equipment decreased as such equipment was replaced by MFPs and color equipment, and sales of personal computers and servers also decreased during fiscal year 2006 in Japan. In the Industrial Products segment, sales of optical equipment decreased in Japan due to the sluggish market demand for such equipment compared to fiscal year 2005.

   Operating expenses in Japan for fiscal year 2006 increased by 1.1% (or Yen
13.8 billion) to Yen 1,310.2 billion from Yen 1,296.3 billion for fiscal year 2005. The increase in operating expenses was primarily due to the increase in sales volume, especially in exports to foreign countries. While net sales in this segment increased by 1.9% as compared to fiscal year 2005, operating expenses increased by only 1.1% as compared to fiscal year 2005 because of the increase in sales of value-added, high-margin products such as MFPs and laser and GELJET printers. Although Ricoh was able to decrease its operating expenses as it performed various cost-cutting measures to streamline some of its businesses, the total operating expenses in Japan increased in fiscal year 2006, which is reflected in the 1.1% figure, as Ricoh incurred certain expenses relating to (1) R&D geared towards the development of core products having color printing capabilities, (2) the consolidation of certain operations at Ricoh's headquarters in Tokyo, (3) the integration of domestic R&D facilities and offices at the Ricoh Technology Center, and (4) investment in information technology for the development of Ricoh's core operating system.

   As the increase in net sales was greater than the increase in operating expenses, operating income in Japan for fiscal year 2006 increased by 14.5% (or Yen 12.1 billion) to Yen 95.7 billion from Yen 83.6 billion for fiscal year 2005.

The Americas

   Net sales in the Americas for fiscal year 2006 increased by 19.0% (or Yen
62.9 billion) to Yen 393.3 billion from Yen 330.4 billion for fiscal year 2005. Ricoh continued to focus on increasing sales of MFPs, digital PPCs, color PPCs and laser and GELJET printers which meet the customers' demand for networking capabilities, coloration, and high-speed products through our efforts to enhance and expand its existing sales channels. In addition, Ricoh continued to focus its marketing and promotional efforts towards major corporate clients for fiscal year 2006.

   Operating expenses in this geographic segment for fiscal year 2006 increased by 19.4% (or Yen 61.4 billion) to Yen 378.1 billion from Yen 316.6 billion for fiscal year 2005. The increase in operating expenses was due to the increase in sales volume and the depreciation of the Japanese Yen relative to the U.S. Dollar. The percentage change of operating expenses as compared to the previous fiscal year in the Americas was greater than the percentage change of net sales as compared to the previous fiscal year in the Americas as (1) Ricoh incurred marketing expenses to expand its market share in the increasingly competitive business environment in the Americas and (2) Ricoh made various investments in information technology to develop and enhance its core operating system.

Europe

   Sales in Europe for fiscal year 2006 increased by 5.6% (or Yen 23.1 billion) to Yen 438.7 billion from Yen 415.6 billion for fiscal year 2005, due primarily to an increase in sales in the Imaging Solutions category for such products as MFPs and laser and GELJET printers, reflecting Ricoh's continuing efforts to strengthen its sales networks and reinforce the strength of its brand in the European geographic segment. Sales of products with color capabilities increased in fiscal year 2006 as compared to the previous fiscal year due to the launch of new models and the black-color conversion strategy. Continuing from previous fiscal years, Ricoh maintained its dominance in the copiers and MFP product market in this geographic segment and was ranked number one in terms of market share in the sales of copiers and MFPs in Europe.

   Operating expenses in this geographic segment for fiscal year 2006 increased by a higher percentage as compared to the percentage increase in net sales, due primarily to the nonrecurring expenses for integration of Lanier operations into its other subsidiaries in Europe.

Other

   Net sales in the Other geographic segment, comprised of China, Asia and Oceania, for fiscal year 2006, increased by 15.1% (or Yen 26.3 billion) to Yen 200.2 billion from Yen 173.9 billion for fiscal year 2005. Sales in the Imaging Solutions category increased in this geographic segment due to active demand for digital, networkable and color products from stand-alone, analog and monochrome equipment. In addition, sales in the semiconductor business in the Industrial Products segment increased due to the recovery in demand for products utilizing semiconductor devices, such as mobile and cellular phones.

   An increase in demand for digital PPCs and MFPs led to an increase in global exports of products manufactured by Ricoh's manufacturing subsidiaries in China, which mainly manufacture low-end digital PPCs and MFPs. Such subsidiaries maintained a high production level in China for fiscal year 2006, and continued to contribute to the increase in net sales in this geographic segment.

B. Liquidity and Capital Resources

Cashflows
---------

   The following summarizes our cashflows for each of the three fiscal years ended March 31, 2005, 2006 and 2007, as reported in our Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

                                                           (Billions of Yen)
                                                   For the year ended March 31,
                                                   -------------------------
                                                    2005       2006     2007
                                                   ------     -------  -------
Net cash provided by operating activities          129.1       173.4    167.2
Net cash used in investing activities              (96.0)     (120.0)  (115.4)
Net cash provided by (used in) financing
  activities                                       (56.4)      (59.9)     9.2
Net increase in cash and cash equivalents from
  discontinued operations                            3.4         3.3      0.8
Increase (decrease) in cash and cash equivalents   (18.6)        0.1     68.6
Cash and cash equivalents at beginning of year     203.0       186.8    187.0
Adjustment for change in fiscal year-end of
  consolidated subsidiaries                          2.4          --       --
Cash and cash equivalents at end of year           186.8       187.0    255.7

   Operating Cashflows

   For fiscal year 2007, net cash provided by operating activities consisted primarily of net income from continuing operations of Yen 106.2 billion, depreciation and amortization of Yen 89.6 billion, and an increase in accrued income taxes and accrued expenses and other of Yen 11.1 billion, which were partially offset by an increase in an increase in finance receivables of Yen
28.0 billion and an increase in trade receivables of Yen 15.9 billion. As compared to fiscal year 2006, net cash provided by operating activities in fiscal year 2007 decreased mainly because the increase in net sales, especially in Japan, during the fourth quarter as compared to such period during fiscal year 2006 resulted in an increase in Ricoh's finance receivables and trade receivables for fiscal year 2007.

   For fiscal year 2006, net cash provided by operating activities consisted primarily of net income from continuing operations of Yen 95.0 billion, depreciation and amortization of Yen 84.0 billion, a decrease in trade receivables of Yen 13.4 billion and other, net of Yen 11.0 billion, which were partially offset by an increase in finance receivables of Yen 30.0 billion, deferred income taxes of Yen 4.6 billion and a decrease in trade payables of Yen 4.4 billion. As compared to fiscal year 2005, net cash provided by operating activities in fiscal year 2006 increased mainly because (1) the decrease in net sales in Japan during the fourth quarter as compared to such period in fiscal year 2005 resulted in a decrease in Ricoh's trade receivables for fiscal year 2006 and
(2) the increase in capital expenditures also resulted in an increase in depreciation expenses as compared to fiscal year 2005.

   For fiscal year 2005, net cash provided by operating activities consisted primarily of net income from continuing operations of Yen 80.5 billion, depreciation and amortization of Yen 78.1 billion, an increase in trade payables of Yen 27.3 billion and other, net of Yen 10.5 billion, which were partially offset by an increase in finance receivables of Yen 30.2 billion, an increase in trade receivables of Yen 26.4 billion, and a decrease in accrued income taxes and accrued expenses and other of Yen 13.7 billion and an increase in inventories of Yen 12.8 billion. As compared to fiscal year 2004, net cash provided by operating activities in fiscal year 2005 decreased mainly because
(1) the increase in net sales in Japan from Ricoh's sales promotions resulted in an increase in trade receivables for fiscal year 2005 and (2) the increase in net sales also resulted in an increase in inventories as compared to fiscal year 2004.

   Investing Cashflows

   For fiscal year 2007, net cash used in investing activities consisted mainly of, Yen 97.1 billion in payments for purchases of available-for-sale securities, Yen 85.7 billion of expenditures for property, plant and equipment, Yen 23.2 billion for acquisitions of new subsidiaries, net of cash acquired, and Yen 17.9 billion of other, net. Ricoh realized Yen 96.0 billion from the sale of available-for-sale securities that were held by the Company and certain subsidiaries and Yen 12.0 billion from sales of discontinued operations. As compared to fiscal year 2006, net cash used in investing activities decreased in fiscal year 2007 mainly because Ricoh did not incur the capital expenditures that incurred in fiscal year 2006.

   For fiscal year 2006, net cash used in investing activities consisted mainly of Yen 138.6 billion in payments for purchases of available-for-sale securities, Yen 101.7 billion of expenditures for property, plant and equipment and Yen 24.2 billion of other, net. Ricoh realized Yen 141.6 billion from the sale of available-for-sale securities that were held by the Company and certain subsidiaries. As compared to fiscal year 2005, net cash used in investing activities increased in fiscal year 2006 mainly because Ricoh incurred capital expenditures for the consolidation of some of its operations at its headquarter in Tokyo, the consolidation of its domestic R&D facilities and offices, and the establishment of a new color toner factory in Japan.

   For fiscal year 2005, net cash used in investing activities consisted mainly of Yen 84.0 billion of expenditures for property, plant and equipment, Yen 79.4 billion in payments for purchases of available-for-sale securities and Yen 43.2 billion for acquisitions of new subsidiaries, net of cash acquired. Ricoh realized Yen 118.1 billion from the sale of available-for-sale securities that were held by the Company and certain subsidiaries. In fiscal year 2005, Ricoh reinforced its production lines to manufacture new products, which resulted in an increase in expenditure on property, plant and equipment. As compared to fiscal year 2004, net cash used in investing activities increased in fiscal year 2005 as the Company used cash to acquire Ricoh Printing Systems, Ltd. in fiscal year 2005.

   Financing Cashflows

   For fiscal year 2007, net cash provided by financing activities consisted primarily of Yen 65.2 billion of proceeds from the issuance of long-term debt securities, of which Yen 55.2 billion of consisted of cash proceeds from the issuance of Euro Yen zero coupon convertible bonds due 2011, and Yen 60.1 billion of proceeds from long-term indebtedness. Ricoh repaid Yen 55.0 billion of long-term debt securities, Yen 49.1 billion of long-term indebtedness and paid Yen 18.2 billion of dividends. As compared to fiscal year 2006, net cash from financing activities increased in fiscal year 2007 as Ricoh received proceeded from the issuance of the Euro Yen zero coupon convertible bonds and Ricoh reduced the amount of long-term indebtedness that it repaid.

   For fiscal year 2006, net cash used in financing activities consisted primarily of Yen 93.7 billion used to repay long-term indebtedness, Yen 52.0 billion used to repay long-term debt securities, Yen 16.1 billion used for dividend payments and Yen 10.6 billion used for the purchase of treasury stock. Ricoh received Yen 63.7 billion of proceeds from long-term indebtedness and Yen 39.6 billion from the increase in short-term borrowings. In total, Ricoh reduced its interest-bearing indebtedness provided by external parties by Yen 32.3 billion as it continued to use its group cash management system for its efficient cash management. As compared to fiscal year 2005, net cash used in financing activities increased in fiscal year 2006 as Ricoh continued to reduce its external borrowings.

   For fiscal year 2005, net cash used in financing activities consisted primarily of Yen 60.6 billion spent for the repayment of long-term indebtedness, Yen 38.0 billion used to reduce short-term borrowings, Yen 22.0 billion used to repay long-term debt securities, Yen 14.7 billion used for dividend payments and Yen 10.6 billion used for the purchase of treasury stock. Ricoh received Yen 72.2 billion of proceeds from long-term indebtedness and Yen
18.0 billion of proceeds from the issuance of long-term debt securities. Ricoh encouraged group companies to use the group cash management system to satisfy their cash needs rather than borrowing from external sources. As compared to fiscal year 2004, net cash used in financing activities decreased in fiscal year 2005 as proceeds received by Ricoh from its long-term indebtedness exceeded its repayments of long-term indebtedness.

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

   Ricoh also engages in securitization activities through its domestic leasing affiliate, Ricoh Leasing Co., Ltd. For a discussion of such activities, see
Item 5.E. Off-Balance Sheet Arrangements.

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

   As of March 31, 2007, lines of credit and short-term and medium-term borrowings were as follows:

                                                              (Billions of Yen)
-------------------------------------------------------------------------------
                                                  Average
                                             Interest Rate (%) Amount Available
                                             ----------------- ----------------
 Bank loans                                         2.4             326.0
 Commercial paper                                   3.7             237.8
 Medium-term notes                                   --             129.8
-------------------------------------------------------------------------------

   As of March 31, 2007, Ricoh had Yen 255.7 billion in cash and cash equivalents and Yen 806.5 billion in aggregate borrowing facilities. Of the Yen 806.5 billion in aggregate borrowing facilities, Yen 693.7 billion was available to be borrowed by Ricoh as of March

31, 2007. Ricoh Leasing Co., Ltd. has a Yen 27.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh. This Yen 27.0 billion committed credit line amount is included in the Yen 806.5 billion figure for aggregate borrowing facilities. Almost all such borrowings from financial institutions and outstanding securities are unsecured.

   The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper and medium-term notes. Ricoh Leasing Co., Ltd. and certain overseas subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Of the Yen 693.7 billion available under the borrowing facilities as of March 31, 2007, Yen 237.8 billion and Yen 129.8 billion were available under commercial paper programs and medium-term note, respectively. Utilization of such capacity depends on Ricoh's financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh's securities, as discussed below. Interest rates for commercial paper issued by the Company and its subsidiaries ranged from 0.49% to 5.32% during fiscal year 2007. As discussed in "Cash and Asset-Liability Management," Ricoh has decreased its outstanding interest-bearing debt in recent years by using its cash management systems in Japan, the United States and the Netherlands.

   The Company obtains ratings from the following major rating agencies:
Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"), Moody's Investors Services ("Moody's"), and another local rating agency in Japan. As of March 31, 2007, S&P assigned long-term and short-term credit ratings for the Company of A+ and A-1, respectively, and Moody's assigned a long-term credit rating for the Company of A1.

   As is customary in Japan, substantially all of the bank loans are subject to general agreements with each lending bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished, as well as any cash deposited in such bank, as security for all present and future indebtedness. The Company has never been requested to furnish such additional security. In some cases, the Company's long-term debt securities contain customary covenants, including a "limitation on liens" covenant. The Company was in compliance with the covenants in its bank agreements and securities as of March 31, 2007. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note 11 to the Consolidated Financial Statements.

   Cash Requirements and Commitments

   Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2007. Even if there were a decrease in cashflows from operations as a result of fluctuations in customer demands from one year to another, Ricoh believes that current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its anticipated operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. Interest rates for long-term debt continues to increase as a result of the improved Japanese and U.S. economies and it is possible that such continuous rise in interest rates may affect Ricoh's ability to maintain liquidity. However, Ricoh believes that the effect of such increase will not significantly affect Ricoh's liquidity, mainly due to the fact that Ricoh has sufficient amounts of cash and cash equivalents on hand, as well as a continuous cashflow generated from its operating activities.

   Ricoh expects that its capital expenditures for fiscal year 2008 will amount to approximately Yen 90.0 billion, principally for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductor and thermal media. In addition, Ricoh is obligated to repay long-term debt in the aggregate principal amount of Yen 87.1 billion during fiscal year 2008, and in the aggregate principal amount of Yen 169.4 billion during fiscal years 2009 through 2011.

   The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note 12 to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to Yen 77.3 billion, as of March 31, 2007. The unfunded amount was recorded as an asset of Yen 25.1 and a liability of Yen 102.5 billion on the consolidated balance sheet of Ricoh as of March 31, 2007. The amounts contributed for pension plans for fiscal years 2005, 2006 and 2007 were Yen 12.3 billion, Yen 13.8 billion and Yen 14.7 billion, respectively.

   Ricoh believes that its free cashflow (from operating and investing activities) together with existing lines of credit and borrowing facilities provide sufficient means to satisfy its liquidity needs and future obligations as described above.

C. Research and Development, Patents and Licenses

Research and Development
------------------------

   Since its formation, Ricoh's basic management philosophy has been to contribute to society by developing and providing innovative and useful products with an emphasis on the relationship between people and information. Based on this management philosophy, Ricoh undertakes a variety of R&D activities to develop new technologies, products and systems to facilitate better communication. The Research and Development Group and the Software R&D Group (collectively, the "R&D Groups") function as the headquarters of Ricoh's R&D activities which are conducted at its R&D facilities throughout Japan and certain satellite R&D facilities overseas. Ricoh conducts a wide range of R&D activities, including technological research, research in elemental technologies, product applications and manufacturing technologies, including environmental technologies.

   The R&D Groups conduct base and applications research in connection with optical technologies, new materials, devices, information electronics, environmental technologies and software technologies as well as elemental development for new products. In addition to the R&D facilities in Japan, Ricoh has established satellite R&D facilities in the United States and China. Ricoh seeks to realize image communications through the development of Imaging Solutions products that can adapt to changes in the broadband working environment and the development of new technologies for multimedia. Ricoh also engages in R&D activities to protect the environment in a variety of fields. For fiscal years 2005, 2006 and 2007, Ricoh's consolidated R&D expenditures were Yen 110.4 billion, Yen 110.3 billion and Yen 114.9 billion, respectively.

   For fiscal year 2007, Yen 84.6 billion of the Yen 114.9 billion of R&D expenditures were for R&D activities related to the Office Solutions segment. Ricoh's R&D activities in the Office Solutions segment included R&D for the following items: optical design for copiers and printers; imaging data processing technology; electrophotographic supply technology; elemental technology for the next-generation of image producing engines; key components; cutting edge software technology; applications for the advancement of system solutions; and manufacturing technology.

   During fiscal year 2007, Ricoh formed an alliance with Hitachi Software Engineering Co., Ltd. ("HitachiSoft") to develop and market digital MFPs with security solutions. Through this alliance, Ricoh has been able to provide higher value-added security solutions which incorporates HitachiSoft's finger vein authentication monitoring system (called the "Johmon") as well as watermark solution software (called the "Hibun AE Watermark Print") into Ricoh's digital MFP imagio series. In addition to marketing their products together, Ricoh and HitachiSoft intend to focus their marketing efforts on financial institutions, which customarily place importance on maintaining security of printed materials, by utilizing Ricoh's ability to provide solutions through its sales network and HitachiSoft's technical capabilities to provide systems integration.

   Some of the significant R&D achievements in the Office Solutions segment for fiscal year 2007 include a release of a line of MFPs for large-size paper, such as the imagio MP W400 series (MFPs that can print on A2-size paper with various communication tools and security functions and that digitizes drawings using a common function as the imagio MP series (MFPs that can print on A3-size paper)), and the imagio MP W3600/W2400 series (MFPs that can print on A0-size paper having a copying speed that is 2.5 times faster than conventional products due to improved computer aided design plotter performance). Ricoh also released a line of environmentally-friendly digital MFP products (with a recycle parts mass ratio of 88%), such as the imagio Neo 751RC/601RC (MFPs that feature high speed printing capacity of 75 pages and 60 pages per minute (A4-size horizontal line)), and the imagio Neo 452RC/352RC (MFPs that feature high speed printing capability of 45 pages and 35 pages per minute (A4-size horizontal line)). With respect to printers, Ricoh released the IPSiO SP C811/C811M, a model equipped with high-speed printing capability of 40 pages per minute (A4-size horizontal line), IC-card authentication and various security functions.

   For fiscal year 2007, Yen 10.3 billion of the Yen 114.9 billion of R&D expenditures were for R&D activities related to the Industrial Products segment. In the Industrial Products segment, Ricoh's R&D activities continued to include: designing ASICs and

ASSPs for imaging, audio and communication use; developing methods to utilize electronic design automation; developing optical element technologies and new recording methods; and R&D for supply parts such as thermal media.

   More specifically, in the electronic devices business, Ricoh promoted the development of devices that are compatible with next-generation interfaces that have improved data transmission rates and reduced pin numbers. Such electronic devices include voltage regulator ICs, which feature low input and output voltage differences, high output voltage accuracy and enhanced temperature characteristics enabled by the adoption of a new miniaturization process to contribute to lower-power consumption current, improved operational stability and further miniaturization of various information equipment, such as cell phones. Some of the significant R&D achievements for the Industrial Products segment for fiscal year 2007 include development and production of the R1514x/RP1515x series (voltage ICs that are used for vehicle equipment and home appliances) and the development and production of the RP103x/RP104x series (1 mm dimensional voltage regulator ICs that have been downsized by more than 60% as compared to comparable conventional products and are used for portable communications equipment such as cell phones).

   For fiscal year 2007, Yen 2.0 billion of the Yen 114.9 billion of R&D expenditures were for R&D activities related to the Other segment. In this segment, Ricoh continued to develop its image capturing device technology for digital cameras and its related applications technology, and conducted R&D activities for optical discs. In the digital camera business, Ricoh developed the Caplio R6 series, that features a 7.1x optical zoom lens in its 20.6mm slim body that can enlarge images to a size that would be produced if a 28-200mm telephoto lens was to be placed on a regular 35mm camera, a hand vibration correction function using the charge coupled device shift method, as well as a face recognition mode which automatically identifies faces in a scene, brings them into clear focus and corrects exposure while adjusting for optimal white balance. Furthermore, Ricoh released its third and fourth round of function-enhancing firmware to update the GR DIGITAL camera. In the optical discs business, Ricoh developed the new standard for 16x DVD+R DL (dual layer) discs, which is expected to be released into the market in the near future.

   In addition, Ricoh continues to engage in the development of its fundamental research fields, which focus on R&D activities that can be applied to various products. For fiscal year 2007, Yen 17.8 billion of Yen 114.9 billion of R&D expenditures were for R&D activities relating to fundamental research fields. Such R&D activities include R&D in nanotechnology; micro-machining; general technologies in measuring, analysis and simulation; new materials and devices; non-electrophotographic recording technologies; production techniques; system software modules; photonics technology for high speed and high quality image processing; the next-generation of office systems and office solutions; and environmental technologies.

   For a summary of Ricoh's R&D expenditures during for fiscal years 2005, 2006 and 2007, see Note 20 to the Consolidated Financial Statements.

Patents and Licenses
--------------------

   Ricoh owns approximately 25,150 patents on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or of any license agreements will materially affect its business.

   The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

Counterparty        Country Summary of the Contract        Contract Term
------------        ------- ------------------------  ------------------------

International        USA    Comprehensive cross       March 28, 2007 to
Business Machines           license patent agreement  expiration date of the
Corporation                 relating to the           patent subject to the
                            information processing    agreement
                            technology area
                            (reciprocal agreement)

ADOBE Systems        USA    Patent licensing          January 1, 1999 to
Incorporated                agreements relating to    January 1, 2009
                            development on printer
                            software and sales (the
                            counterparty as the
                            licensee)

Lemelson Medical,    USA    Patent licensing          March 31, 1993 to
Education &                 agreement relating to     expiration date of the
Research                    computer image analysis   patent subject to the
Foundation Limited          and other products (the   agreement
Partnership                 counterparty as the
                            licensee)

Sharp Corporation    Japan  Patent licensing          April 1, 1997 to March
                            agreement relating to     31, 2002 with automatic
                            facsimile machines (the   renewal every 5 years
                            Company as the licensor)  thereafter

Canon Inc.           Japan  Patent licensing          October 1, 1998 to
                            agreement relating to     expiration date of the
                            office equipment          patent subject to the
                            (reciprocal agreement)    agreement

Brother              Japan  Patent licensing          October 1, 2004 to
Industries, Ltd.            agreement relating to     September 30, 2009
                            digital photography (the
                            Company as the licensor)

Kyocera Mita         Japan  Patent licensing          January 1, 2007 to
Corporation                 agreement relating to     December 31, 2012
                            method of controlling
                            multi function
                            peripheral (the Company
                            as the licensor)

D. Trend Information

   See "OVERVIEW" above and "Cautionary Statement with Respect to
Forward-Looking Statements" elsewhere in this Annual Report.

E. Off-Balance Sheet Arrangements

   As disclosed in Note 5 to the Consolidated Financial Statements, Ricoh, through its domestic leasing affiliate, has certain procedure in place to sell some of its lease receivables through securitization programs; however, no lease receivables have been securitized during the last three fiscal years. Securitization involves the creation of special purpose entities ("SPEs") for purposes of holding the pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of bankruptcy and when structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh's consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, Ricoh does not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh's consolidated balance sheets. As of March 31, 2007, Ricoh had one such SPE that held assets it had sold in a securitization totaling Yen 44.4 billion.

   Ricoh does not dispose of troubled leases, loans or other problem assets by means of nonconsolidated SPE. None of our officers, directors or employees holds any equity interests in our SPE or receives any direct or indirect compensation from the SPE. The SPE does not own shares or equity interests in Ricoh or any of Ricoh's affiliates, and there are no agreements in place to do so.

F. Tabular Disclosure of Contractual Obligations

   The following table sets forth Ricoh's contractual obligations as of March 31, 2007.

---------------------------------------------------------------------------------------------------
                                                                  Millions of Yen
                                                              Payments due by period
                                                ---------------------------------------------------
                                                        Less than 1                     More than 5
CONTRACTUAL OBLIGATIONS                          Total     year     1-3 years 3-5 years    years
---------------------------------------------------------------------------------------------------
Long-term Debt Obligations                      321,835    86,764    147,038    88,018        15
Interest Expense Associated with Long-term Debt
  Obligations                                     6,313     3,167      2,736       410        --
Capital (Finance) Lease Obligations               1,623       383        632       333       275
Operating Lease Obligations                      74,633    19,702     28,851    13,366    12,714
Purchase Obligations                              6,734     6,734         --        --        --
---------------------------------------------------------------------------------------------------
TOTAL                                           411,138   116,750    179,256   102,128    13,004
---------------------------------------------------------------------------------------------------

   Ricoh expects to contribute Yen 13.9 million to its pension plan during fiscal year 2008 and is currently unable to predict funding requirements for periods beyond fiscal year 2007 due to uncertainties related to changes in actuarial assumptions, return on plan assets, and changes to plan membership.

   Ricoh had operating lease commitments with rental payments totaling Yen 40.7 billion for fiscal year 2007. In addition to the above, Ricoh acts as a guarantor for some of its employees' housing loans. As of March 31, 2007, the total amount of such guarantees was Yen 106 million.

G. New Accounting Standards

   In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140." SFAS 155 amends SFAS 133, and SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS 155 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2007. Ricoh is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition.

   In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." SFAS 156 amends SFAS 140, to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2007. Ricoh is currently evaluating the effect that the adoption of SFAS 156 will have on its consolidated results of operations and financial condition.

   In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. Ricoh is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition.

   In September 2006, the FASB issued SFAS 158. SFAS 158 requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year-end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006. The effect of adoption of SFAS 158 on Ricoh's financial condition as of March 31, 2007 has been included in the accompanying consolidated financial statements. The change in measurement date provisions is effective for fiscal years ending after December 15, 2008 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. Ricoh is currently evaluating the effect that the adoption measurement date provisions will have on its consolidated results of operations and financial condition.

   In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB statement

No.115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal year beginning after November 15, 2007, and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. Ricoh is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition.

   In July 2006, the FASB released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 shall be effective for fiscal years beginning after December 15, 2006 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2007. Ricoh is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

Item 6. Directors, Senior Management and Employees
        ------------------------------------------

A. Directors and Senior Management

   Directors and Corporate Auditors of the Company as of June 27, 2007 were as follows:

     Name              Current Position
(Date of Birth)    (Function/Business area)    Date      Business Experience
------------------ ------------------------- --------- ------------------------
Masamitsu Sakurai  Chairman of the Board     Apr. 1966 Joined the Company
(January 8, 1942)    and Representative      May 1984  President of Ricoh UK
                     Director                           Products Ltd.
                                             Apr. 1990 General Manager of
                                                        Purchasing Division
                                             June 1992 Director
                                             Apr. 1993 President of Ricoh
                                             June 1994  Europe B.V.
                                                        Managing Director
                                             Apr. 1996 President and
                                                        Representative
                                                        Director
                                             June 2005 Representative
                                             June 2005  Director (Current)
                                                        President
                                             June 2005 Chairman of the Board
                                                        (Current)
                                             June 2005 CEO (Chief Executive
                                                        Officer)
                                             Apr. 2007 Chairman (Current)
                                             Apr. 2007 Chairman of Japan
                                                        Association of
                                                        Corporate
                                                        Executives (Current)

                      Principal business activities and other principal directorships performed outside Ricoh:

                      Chairman of Japan Association of Corporate Executives Vice President of Japan Business Machine and Information System Industries Association Representative of Asahi Insurance Company Corporate Auditor of San-Ai Oil Co., Ltd. Director of Millea Holdings, Inc. Director of Coca-Cola West Holdings Co., Ltd.

------------------ ------------------------- --------- ------------------------
Shiro Kondo        Representative Director   Apr. 1973 Joined the Company
(October 7, 1949)                            July 1999 Deputy General
                                                        Manager of Imaging
                                                        System Business
                                                        Group
                                             June 2000 Senior Vice President
                                             Oct. 2000 General Manager of
                                                        Imaging System
                                                        Business Group
                                             June 2002 Executive Vice
                                                        President
                                             June 2003 Managing Director
                                             Oct. 2004 General Manager of
                                                        MFP Business Group
                                             June 2005 Director
                                             June 2005 Corporate Executive
                                                        Vice President
                                             Apr. 2007 Representative
                                                        Director (Current)
                                             Apr. 2007 President (Current)
                                             Apr. 2007 CEO (Chief Executive
                                                        Officer) (Current)

     Name               Current Position
(Date of Birth)     (Function/Business area)   Date      Business Experience
------------------ ------------------------- --------- ------------------------
Koichi Endo         Director                 Apr. 1966 Joined the Company
(February 16, 1944)                          Apr. 1987 President of Ricoh
                                                        Electronics, Inc.
                                             Oct. 1990 General Manager of
                                                        Components Division
                                             June 1992 Director
                                             June 1997 Managing Director
                                             Apr. 1998 General Manager of
                                                        Production Business
                                                        Group
                                             June 2000 Executive Managing
                                                        Director
                                             June 2000 Executive Vice President
                                             Apr. 2004 General Manager of Fact
                                                        Base Management
                                                        Innovation Office
                                                        (Current)
                                             June 2005 Director (Current)
                                             June 2005 Corporate Executive
                                                        Vice President (Current)
                                             June 2005 CINO (Chief Innovation
                                                        Officer) (Current)
                                             Apr. 2006 CSO (Chief Strategy
                                                        Officer) (Current)

                      Principal business activities and other principal directorships performed outside Ricoh:

                      Director of San-Ai Plant Construction Co., Ltd. Corporate Auditor of TOYO KANETSU K.K.

------------------ ------------------------- --------- ------------------------
Masayuki Matsumoto  Director                 Apr. 1970 Joined the Company
(December 10, 1944)                          July 1993 Manager of Tokyo Branch
                                                        of Imaging Equipment
                                                        Marketing Division of
                                                        Marketing Group
                                             June 1994 Director
                                             Oct. 1998 Managing Director
                                             Oct. 1998 General Manager of
                                                        Marketing Group
                                             June 2000 Executive Vice President
                                             June 2002 Executive Managing
                                                        Director
                                             Apr. 2005 General Manager of
                                                        Corporate Social
                                                        Responsibility
                                                        Division
                                             June 2005 Director (Current)
                                             June 2005 Corporate Executive
                                                       Vice President
                                                        (Current)
                                             June 2005 CMO (Chief Marketing
                                                        Officer) (Japan)
                                                        (Current)
                                             Apr. 2007 In charge of Corporate
                                                        Social Responsibility
                                                        (Current)

------------------ ------------------------- --------- ------------------------
Katsumi Yoshida     Director                 Apr. 1967 Joined the Company
(August 20, 1944)                            Feb. 1996 Chairman of Ricoh
                                                        Electronics, Inc.
                                             Apr. 2000 President of Ricoh
                                                        Corporation
                                             Apr. 2001 Executive Vice President
                                             June 2002 Managing Director
                                             Oct. 2003 General Manager of
                                                        International
                                                        Marketing Group
                                             Oct. 2003 Chairman of Ricoh China
                                                        Co., Ltd. (Current)
                                             June 2004 Executive Managing
                                                        Director
                                             June 2005 Director (Current)

     Name              Current Position
(Date of Birth)     (Function/Business area)   Date     Business Experience
------------------ ------------------------- --------- ------------------------
                                             June 2005 Corporate Executive
                                                        Vice President
                                                        (Current)
                                             June 2005 CMO (Chief Marketing
                                                        Officer)
                                                        (Overseas) (Current)
                                             Apr. 2006 In charge of Office
                                                        Business Strategic
                                                        Planning (Current)
                                             Oct. 2006 In charge of Production
                                                        Printing Business
                                                        (Current)

------------------ ------------------------- --------- ------------------------
Takashi Nakamura    Director                 Apr. 1972 Joined the Company
(September 2, 1946)                          Apr. 1990 President of Ricoh UK
                                                        Products Ltd.
                                             Jan. 1995 President of Ricoh
                                                        Europe B.V.
                                             May 1998  Deputy General Manager
                                                        of Corporate Planning
                                                        Division
                                             June 1998 Director
                                             June 2000 Senior Vice President
                                             June 2002 President of Ricoh
                                                        Elemex Corporation
                                             June 2004 Managing Director
                                             June 2005 Director (Current)
                                             June 2005 In charge of Legal
                                                        Affairs and
                                                        Intellectual Property
                                                        (Current)
                                             June 2006 Corporate Executive
                                                        Vice President
                                                        (Current)
                                             Jan. 2006 CHO (Chief Human
                                                        Resource Officer)
                                                        (Current)
                                             Jan. 2006 CPO (Chief Production
                                                        Officer) (Current)

------------------ ------------------------- --------- ------------------------
Kazunori Azuma      Director                 Apr. 1971 Joined the Company
(February 11, 1949)                          Oct. 1994 President of Hokkaido
                                                        Ricoh Co., Ltd.
                                             June 2000 Senior Vice President
                                             Oct. 2000 President of Ricoh
                                                        Technosystems Co., Ltd.
                                             June 2003 Managing Director
                                             June 2003 Executive Vice President
                                             Nov. 2003 General Manager of
                                                        Marketing Group
                                                        (Current)
                                             June 2005 Director (Current)
                                             June 2005 Corporate Executive
                                                        Vice President
                                                        (Current)

------------------ ------------------------- --------- ------------------------
Zenji Miura         Director                 Apr. 1976 Joined the Company
(January 5, 1950)                            Jan. 1993 President of Ricoh
                                                        France S.A.
                                             Apr. 1998 Deputy General Manager
                                                        of Finance and
                                                        Accounting Division
                                             Oct. 2000 Senior Vice President
                                             Oct. 2000 General Manager of
                                                        Finance and
                                                        Accounting Division
                                             June 2003 Executive Vice President
                                             June 2004 Managing Director
                                             June 2005 Director (Current)

     Name              Current Position
(Date of Birth)     (Function/Business area)   Date      Business Experience
------------------ ------------------------- --------- ------------------------
                                             June 2005 Corporate Executive
                                                        Vice President
                                                        (Current)
                                             June 2005 CFO (Chief Financial
                                                        Officer) (Current)
                                             June 2005 In charge of IR (Current)
                                             Apr. 2006 CIO (Chief Information
                                                        Officer) (Current)
                                             Apr. 2006 In charge of Corporate
                                                        Communication
                                             Apr. 2006 In charge of Management
                                                        of Group Companies
                                                        (Current)
                                             Apr. 2006 General Manager of
                                                        Corporate Planning
                                                        Division (Current)

------------------ ------------------------- --------- ------------------------
Kiyoshi Sakai       Director                 Apr. 1970 Joined the Company
(December 25, 1945)                          Jan. 1996 General Manager of
                                                        Corporate Planning
                                                        Division
                                             June 1996 Director
                                             Apr. 1999 General Manager of
                                                        Research and
                                                        Development Group
                                             June 2000 Senior Vice President
                                             June 2002 Managing Director
                                             June 2002 Executive Vice President
                                             Aug. 2002 General Manager of
                                                        Corporate Technology
                                                        Planning Division
                                             June 2005 Corporate Senior Vice
                                                        President
                                             Apr. 2006 In charge of Corporate
                                                        Environment (Current)
                                             June 2006 Director (Current)
                                             June 2006 Corporate Executive
                                                        Vice President
                                                        (Current)
                                             June 2006 Chief Technology
                                                        Officer (Current)

------------------ ------------------------- --------- ------------------------
Takaaki Wakasugi    Director                 June 1985 Professor, Faculty of
(March 11, 1943)                                        Economics, the
                                                        University of Tokyo
                                             Sep. 1990 Co-director of Mitsui
                                                        Life Financial
                                                        Research Center,
                                                        University of
                                                        Michigan Ross School
                                                        of Business (Current)
                                             Apr. 2003 Director and General
                                                        Manager of Japan
                                                        Corporate Governance
                                                        Research Institute,
                                                        Inc. (Current)
                                             Apr. 2004 Professor, Faculty of
                                                        Business
                                                        Administration, Tokyo
                                                        Keizai University
                                                        (Current)
                                             June 2004 Professor Emeritus, the
                                                        University of Tokyo
                                             June 2005 Director (Current)

                      Principal business activities and other principal directorships performed outside Ricoh:

                      Corporate Auditor of JFE Holdings, Inc.

     Name              Current Position
(Date of Birth)    (Function/Business area)     Date       Business Experience
------------------ ------------------------- --------- ------------------------
Takuya Goto        Director                  Apr. 1964 Joined Kao Soap Company
(August 19, 1940)                                       (renamed Kao
                                                        Corporation in 1985)
                                             May 1987  General Manager of
                                                        Tochigi Plant of Kao
                                                        Corporation
                                             May 1990  General Manager of
                                                        Chemical Business
                                                        Division of Kao
                                                        Corporation
                                             June 1990 Director of Kao
                                                        Corporation
                                             July 1991 Managing Director of
                                                        Kao Corporation
                                             June1996  Executive Managing
                                                        Director of Kao
                                                        Corporation
                                             June 1997 President of Kao
                                                        Corporation
                                             June 2004 Chairman of Kao
                                                        Corporation (Current)
                                             June 2006 Director (Current)

                      Principal business activities and other principal directorships performed outside Ricoh:

                      Chairman of Kao Corporation
                      Director of ASAHI GLASS CO., LTD.
                      Director of NAGASE & CO., LTD.

------------------ ------------------------- --------- ------------------------
Kohji Tomizawa     Corporate Auditor         Apr. 1971 Joined the Company
(May 25, 1946)                               July 1988 President of Ricoh
                                                        Finance Ltd.
                                             May 1991  Head of Administration
                                                        Office of System
                                                        Development Division
                                             June 1993 General Manager of
                                                        Marketing
                                                        Administration
                                                        Department of
                                                        International Division
                                             June 1997 Managing Director of
                                                        Ricoh Logistics System
                                                        Co., Ltd.
                                             July 2001 Director of Tokyo Ricoh
                                                        Co., Ltd.
                                             June 2004 Corporate Auditor
                                                        (Current)

------------------ ------------------------- --------- ------------------------
Shigekazu Iijima   Corporate Auditor         Apr. 1972 Joined the Company
(July 7, 1948)                               Oct. 1990 General Manager of
                                                        Accounting Department
                                                        of Finance and
                                                        Accounting Division
                                             Apr. 1993 General Manager of
                                                        Administration
                                                        Department of
                                                        Electronic Device
                                                        Division
                                             June 1996 Leader of Management
                                                        Planning Group of
                                                        Corporate Planning
                                                        Division
                                             June 1999 Director of Ricoh
                                                        Elemex Corporation
                                             Apr. 2004 General Manager of
                                                        Business Planning
                                                        Department of
                                                        International Business
                                                        Group
                                             July 2005 General Manager of
                                                        Business Strategy &
                                                        Planning Center of
                                                        International Business
                                                        Group
                                             June 2006 Corporate Auditor
                                                        (Current)

------------------ ------------------------- --------- ------------------------
Kenji Matsuishi    Corporate Auditor         Apr. 1965 Graduated from the
(July 24, 1937)                                         National Legal Training
                                                        and Research Institute.
                                             Apr. 1965 Legal registration as a
                                                        Japanese attorney
                                             Apr. 1965 Joined Takano & Higuchi
                                                        Legal Services

     Name              Current Position
(Date of Birth)    (Function/Business area)    Date      Business Experience
------------------ ------------------------- --------- ------------------------
                                             Feb. 1972 General Manager of
                                                        Matsuishi Legal
                                                        Services (Current)
                                             June 1994 Corporate Auditor
                                                        (Current)

------------------ ------------------------- --------- ------------------------
Takehiko Wada      Corporate Auditor         Apr. 1958 Joined San-Ai Oil Co.,
(October 24, 1935)                                      Ltd.
                                             June 1985 Director of said company
                                             June 1990 Managing Director of
                                                        said company
                                             July 1994 Executive Managing
                                                        Director of said
                                                        company
                                             July 1999 President of said
                                                        company
                                             June 2001 Corporate Auditor
                                                        (Current)
                                             June 2007 Chairman of said
                                                        company (Current)

------------------ ------------------------- --------- ------------------------
Satoshi Itoh       Substitute Corporate      Jan. 1967 Joined Japan Office,
(July 25, 1942)      Auditor                            Arthur Anderson
                                             Dec. 1970 Registered as Certified
                                                        Public Accountant
                                             Aug. 1975 Served at London
                                                        Office, Arthur
                                                        Anderson
                                             Sep. 1978 Partner of Arthur
                                                        Anderson
                                             Sep. 1993 Representative Partner
                                                        of Asahi & Co.
                                             Aug. 2001 Retired from Arthur
                                                        Anderson and Asahi &
                                                        Co.
                                             Apr. 2002 Professor of Graduate
                                                        School of
                                                        International
                                                        Accounting, Specialty
                                                        Graduate School
                                                        (presently
                                                        Professional Graduate
                                                        School), Chuo
                                                        University

Directors and Corporate Auditors are elected at a general meeting of shareholders for two and four years terms, respectively, and may serve any number of consecutive terms. The Board of Directors appoints from among its members a Chairman and one or more Representative Directors in accordance with the Corporation Law of Japan.

   The Company maintains an executive officer system and under such system there are 44 such officers each with one of the following roles:

  . Executive officers: Oversee operations under the authority granted from the president and report to the president.

  . Group executive officers: Assist the president with the management of Ricoh Group.

   Executive Officers of the Company as of June 27, 2007 were as follows:

                       Current Position
         Name      (Function/Business area)    Date      Business Experience
------------------ ------------------------- --------- ------------------------
Masamitsu Sakurai Chairman and Chairman of    See above for his business
                    the Board                 experience and other information.

                       Current Position
         Name      (Function/Business area)    Date      Business Experience
------------------ ------------------------- --------- ------------------------
Shiro Kondo        President and Corporate    See above for his business
                     Executive Officer        experience and other information.

------------------ ------------------------- --------- ------------------------
Koichi Endo        Corporate Executive Vice   See above for his business
                     President                experience and other information.
                   (Chief Strategy Officer)
                   (Chief Innovation
                     Officer)
                   (General Manager of Fact
                     Base
                   Management Innovation
                     Office)

------------------ ------------------------- --------- ------------------------
Masayuki Matsumoto Corporate Executive Vice   See above for his business
                     President                experience and other information.
                   (Chief Marketing Officer
                     for Japan)
                   (Corporate Social
                     Responsibility)

------------------ ------------------------- --------- ------------------------
Katsumi Yoshida    Corporate Executive Vice   See above for his business
                     President                experience and other information.
                   (Chief Marketing Officer
                     for Overseas)
                   (Office Business
                     Strategic Planning)
                   (Production Printing
                     Business)
                   (Chairman of Ricoh China
                     Co., Ltd.)

------------------ ------------------------- --------- ------------------------
Takashi Nakamura   Corporate Executive Vice   See above for his business
                     President                experience and other information.
                   (Chief Human Resource
                     Officer)
                   (Chief Production
                     Officer)
                   (Legal & Intellectual
                     Property)

------------------ ------------------------- --------- ------------------------
Kazunori Azuma     Corporate Executive Vice   See above for his business
                     President                experience and other information.
                   (General Manager of
                     Marketing Group)

------------------ ------------------------- --------- ------------------------
Zenji Miura        Corporate Executive Vice   See above for his business
                     President                experience and other information.
                   (Chief Financial Officer)
                   (Chief Information
                     Officer)
                   (Investor Relation)
                   (Corporate Communication)
                   (Management of Group
                     Companies)
                   (General Manager of
                     Corporate Planning
                     Division)

------------------ ------------------------- --------- ------------------------
Kiyoshi Sakai      Corporate Executive Vice   See above for his business
                     President                experience and other information.
                   (Chief Technology
                     Officer)
                   (Corporate Environment)

                       Current Position
     Name          (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
Kazuo Togashi      Corporate Senior Vice     Apr. 1972 Joined the Company
(November 28,        President               Apr. 1998 President of Ricoh
1949)              (General Manager of                  Europe B.V.
                     International Business  June 2000 Senior Vice President
                     Group)                  Apr. 2002 Chairman of said company
                   (General Manager of       Apr. 2002 Chairman of NRG Group PLC
                     Regional Business       June 2002 Executive Vice President
                     Support Center of       June 2003 Managing Director
                     International Business  June 2005 Corporate Senior Vice
                     Group)                             President (Current)
                   (General Manager of       Apr. 2006 General Manager of
                     Trade Affairs &                    International
                     Export/Import                      Business Group
                     Administration Center              (Current)
                     of International        Apr. 2006 General Manager of
                     Business Group)                    Regional Business
                                                        Support Center of
                                                        International
                                                        Business Group
                                                        (Current)
                                             Aug. 2006 General Manager of
                                                        Trade Affairs &
                                                        Export/Import
                                                        Administration Center
                                                        of International
                                                        Business Group
                                                        (Current)

------------------ ------------------------  --------- ------------------------
Terumoto Nonaka    Corporate Senior Vice     Jan. 1988 Joined the Company
(October 28, 1947)   President               Jan. 1990 Deputy General Manager
                   (President of Electronic             of Electronic Devices
                     Devices Company)                   Division
                   (Chairman of Ricoh        June 2000 Senior Vice President
                     Electronics Devices     Oct. 2000 President of
                     Shanghai Co., Ltd.)                Electronic Devices
                                                        Company (Current)
                                             June 2002 Executive Vice President
                                             June 2005 Corporate Senior Vice
                                                        President (Current)
                                             July 2006 Chairman of Ricoh
                                                        Electronics Devices
                                                        Shanghai Co., Ltd.
                                                        (Current)

------------------ ------------------------  --------- ------------------------
Etsuo Kobayashi    Corporate Senior Vice     Apr. 1970 Joined the Company
(July 4, 1947)       President               Apr. 1998 General Manager of
                   (General Manager of                  Personnel Division
                     Personnel Division)                (Current)
                                             June 2000 Senior Vice President
                                             June 2003 Executive Vice President
                                             June 2005 Corporate Senior Vice
                                                        President (Current)

------------------ ------------------------  --------- ------------------------
Haruo Nakamura     Corporate Senior Vice     Aug. 2000 Joined the Company
(April 29, 1952)     President (General      Nov. 2000  Leader of
                     Manager of GJ (GEL      Apr. 2004  alpha Task Force
                     JET) Business Division)            Executive Vice
                                                        President
                                             Apr. 2004 General Manager of GJ
                                                        (GELJET) Business
                                                        Division (Current)
                                             June 2005 Corporate Senior Vice
                                                        President (Current)

                       Current Position
     Name          (Function/Business area)    Date      Business Experience
-----------------  ------------------------  --------- ------------------------
Kenji Hatanaka     Corporate Senior Vice     Apr. 1969 Joined the Company
(July 1, 1946)       President               June 2000 Senior Vice President
                   (General Manager of       June 2003 General Manager of
                     Tokyo Branch)                      Tokyo Branch (Current)
                   (General Manager of       June 2003 General Manager of
                     Kanto Branch)                      Kanto Branch (Current)
                   (President of Ricoh       June 2004 Executive Vice President
                     Sales Co., Ltd.)        Jan. 2005 President of Ricoh
                                                        Sales Co., Ltd.
                                                        (Current)
                                             June 2005 Corporate Senior Vice
                                                        President (Current)

-----------------  ------------------------  --------- ------------------------
Hideko Kunii       Corporate Senior Vice     May 1982  Joined the Company
(December 13,        President               Oct. 1999 General Manager of
1947)              (General Manager of                  Software Research
                     Software R&D Group)                Center
                     (Chairman of Ricoh      June 2000 Senior Vice President
                     Software Research       Oct. 2000 Deputy General Manager of
                     Center (Beijing) Co.,              P&S Products Division
                     Ltd.)                   June 2002 Chairman of Ricoh
                                                        Software Technology
                                                        (Shanghai) Co., Ltd.
                                             Oct. 2002 General Manager of
                                                        Software R&D Group
                                                        (Current)
                                             Feb. 2004 Chairman of Ricoh
                                                        Software Research Center
                                                        (Beijing) Co., Ltd.
                                                        (Current)
                                             June 2004 Executive Vice President
                                             June 2005 Corporate Senior Vice
                                                        President (Current)

-----------------  ------------------------  --------- ------------------------
Hiroshi Kobayashi  Corporate Senior Vice     Apr. 1974 Joined the Company
(July 2, 1948)       President               Apr. 2002 General Manager of
                   (General Manager of                  Corporate Planning
                     Printer Business Group)            Division
                                             June 2002 Senior Vice President
                                             Apr. 2003 General Manager of
                                                         Corporate
                                                        Communication Center
                                             June 2004 Executive Vice President
                                             Oct. 2004 General Manager of LP
                                                        Business Group
                                             June 2005 Corporate Senior Vice
                                                        President (Current)
                                             Apr. 2007 General Manager of
                                                        Printer Business
                                                        Group (Current)

-----------------  ------------------------  --------- ------------------------
Susumu Ichioka     Corporate Senior Vice     Apr. 1971 Joined the Company
(April 23, 1948)     President               Oct. 2003 Senior Vice President
                   (Chairman of Ricoh        Oct. 2003 President of Ricoh
                     Americas Corporation)              Finance Corporation
                                             June 2004 Executive Vice President
                                             June 2004 Chairman of Ricoh
                                                        Corporation (now
                                                        Ricoh Americas
                                                        Corporation)
                                             June 2005 Corporate Senior Vice
                                                        President (Current)

                       Current Position
     Name          (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
Yoshimasa Matsuura Corporate Senior Vice     Apr. 1971 Joined the Company
(June 23, 1947)      President               May 1999  General Manager of
                   (General Manager of MFP              Supply Chain
                     Business Group)                    Management Planning
                   (General Manager of                  Division
                     Office Business         Apr. 2004 General Manager of
                     Planning Center)                   Imaging System
                   (General Manager of MFP              Business Strategy
                     Business Group)                    Center
                   (General Manager of       June 2004 Senior Vice President
                     Business Strategy       Oct. 2004 General Manager of
                     Center of MFP Business             Office Business
                     Group)                             Planning Center
                   (General Manager of                  (Current)
                     Products Management &   June 2005 Deputy General Manager
                     Planning Center of MFP             of MFP Business Group
                     Business Group)         June 2005 General Manager of
                                                        Business Strategy
                                                        Center of MFP
                                                        Business Group
                                                        (Current)
                                             June 2005 Corporate Vice President
                                             Oct. 2006 General Manager of
                                                        Products Management &
                                                        Planning Center of
                                                        MFP Business Group
                                                        (Current)
                                             Apr. 2007 Corporate Senior Vice
                                                        President (Current)
                                             Apr. 2007 General Manager of MFP
                                                        Business Group
                                                        (Current)

------------------ ------------------------  --------- ------------------------
Norio Tanaka       Corporate Senior Vice     Feb. 1978 Joined the Company
(March 22, 1948)     President               Apr. 2004 Deputy General Manager
                    (General Manager of                 of Imaging System
                     Production Printing                Business Strategy
                     Business Group)                    Center
                    (General Manager of      Apr. 2004 General Manager of
                     Marketing Center of                Imaging Products
                     Production Printing                Business Center of
                     Business Group)                    International
                    (General Manager of                 Business Center
                     Products Strategy       June 2004 Senior Vice President
                     Center of Production    June 2004 Deputy General Manager
                     Printing Business                  of International
                     Group)                             Business Group
                                             Oct. 2004 Deputy General Manager
                                                        of MFP Business Group
                                             Oct. 2004 General Manager of
                                                        Products Management &
                                                        Planning Center of
                                                        MFP Business Group
                                             Oct. 2004 General Manager of
                                                        Marketing Center of
                                                        MFP Business Group
                                             June 2005 Corporate Vice President
                                             Apr. 2007 Corporate Senior Vice
                                                        President (Current)
                                             Apr. 2007 General Manager of
                                                        Production Printing
                                                        Business Group
                                                        (Current)
                                             Apr. 2007 General Manager of
                                                        Marketing Center of
                                                        Production Printing
                                                        Business Group
                                                        (Current)
                                             Apr. 2007 General Manager of
                                                        Products Strategy
                                                        Center of Production
                                                        Printing Business
                                                        Group (Current)

------------------ ------------------------  --------- ------------------------
Kiyoto Nagasawa    Corporate Vice President  Apr. 1973 Joined the Company
(August 16, 1948)  (General Manager of       Apr. 2001 General Manager of C&F
                     Quality of Management              Business Division 2
                     Division)               June 2002 Senior Vice President

                       Current Position
     Name          (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- -----------------------
                                             June 2005 General Manager of
                                                        Quality of Management
                                                        Division (Current)
                                             June 2005 Corporate Vice
                                                        President (Current)

------------------ ------------------------  --------- -----------------------
Yutaka Ebi         Corporate Vice President  Apr. 1972 Joined the Company
(October 20, 1949) (General Manager of       Apr. 2001 General Manager of
                     Legal & Intellectual               Imaging Technology
                     Property Division)                 Division
                                             June 2002 Senior Vice President
                                             Oct. 2004 General Manager of
                                                        Legal & Intellectual
                                                        Property Division
                                                        (Current)
                                             June 2005 Corporate Vice
                                                        President (Current)

------------------ ------------------------  --------- -----------------------
Hiroo Matsuda      Corporate Vice President  Apr. 1972 Joined the Company
(April 19, 1948)   (General Manager of       Apr. 2002 General Manager of
                     Printing Solution                  Major Accounts
                     Division of Marketing              Marketing Division
                     Group)                  June 2002 Senior Vice President
                   (General Manager of       Apr. 2004 General Manager of
                     Japan Market Sales                 Solution Partner
                     Center of Production               Sales Division of
                     Printing Business                  Marketing Group
                     Group)                  Oct. 2004 General Manager of
                                                        Solution Partner
                                                        Sales Center of LP
                                                        Business Group
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             Apr. 2006 General Manager of
                                                        Printing Solution
                                                        Division of Marketing
                                                        Group (Current)
                                             Apr. 2007 General Manager of
                                                        Japan Market Sales
                                                        Center of Production
                                                        Printing Business
                                                        Group (Current)

------------------ ------------------------  --------- -----------------------
Hiroshi Adachi     Corporate Vice President  Apr. 1968 Joined the Company
(January 8, 1946)  (President of Thermal     Oct. 2000 President of Thermal
                     Media Company)                     Media Company
                   (Chairman of Ricoh                   (Current)
                     Electronic Technology,  Nov. 2001 Chairman of Ricoh
                     Ltd. (Beijing))                    Electronic
                   (Chairman of Ricoh                   Technology, Ltd.
                     International                      (Beijing) (Current)
                     (Shanghai) Co., Ltd.)   June 2002 Senior Vice President
                    (Chairman of Ricoh       June 2004 Chairman of Ricoh
                    Thermal Media (Wuxi)                International
                     Co., Ltd.)                         (Shanghai) Co., Ltd.
                                                        (Current)
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             Dec. 2005 Chairman of Ricoh
                                                        Thermal Media (Wuxi)
                                                        Co., Ltd.(Current)

------------------ ------------------------  --------- -----------------------
Kohji Sawa         Corporate Vice President  Apr. 1971 Joined the Company
(June 5, 1948)     (General Manager of       Apr. 1998 General Manager of
                     Information Technology             Imaging System
                     and Solution Division)             Component Production
                                                        Division
                                             Apr. 2000 General Manager of
                                                        Procurement Control
                                                        Center
                                             July 2001 General Manager of
                                                        Optical Component
                                                        Development Center
                                             June 2002 Senior Vice President
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             June 2005 General Manager of
                                                        Information
                                                        Technology and
                                                        Solution Division
                                                        (Current)

                       Current Position
     Name          (Function/Business area)    Date      Business Experience
-----------------  ------------------------  --------- -----------------------
Sadahiro Arikawa   Corporate Vice President  Apr. 1971 Joined the Company
(March 31, 1949)   (General Manager of       Dec. 2001 President of Ricoh
                     Major Accounts                     Kyusyu Co., Ltd.
                     Marketing Division)     Apr. 2004 General Manager of
                                                        Major Accounts
                                                        Marketing Division
                                                        (Current)
                                             June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                        President (Current)

-----------------  ------------------------  --------- -----------------------
Kenichi Kanemaru   Corporate Vice President  Apr. 1973 Joined the Company
(November 19,      (General Manager of       Apr. 1998 General Manager of
1952)                Imaging System                     Production Strategic
                     Production Business                Center
                     Group)                  June 1999 President of Ricoh UK
                   (General Manager of                  Products Ltd.
                     Procurement Control     June 2004 Senior Vice President
                     Center)                 June 2005 Deputy General Manager
                                                        of Imaging System
                                                        Production Business
                                                        Group
                                             June 2005 General Manager of
                                                        Procurement Control
                                                        Center (Current)
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             Apr. 2006 General Manager of
                                                        Imaging System
                                                        Production Business
                                                        Group (Current)

-----------------  ------------------------  --------- -----------------------
Daisuke Segawa     Corporate Vice President  Mar. 1980 Joined the Company
(July 21, 1954)    (General Manager of       Dec. 1998 General Manager of
                     Finance and Accounting             Treasury Department
                     Division)               Oct. 2004 General Manager of
                                                        Corporate Planning
                                                        Division
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             Apr. 2006 General Manager of
                                                        Finance and
                                                        Accounting Division
                                                        (Current)

-----------------  ------------------------  --------- -----------------------
Hisashi Takata     Corporate Vice President  Apr. 1974 Joined the Company
(May 20, 1951)     (Deputy General Manager   Apr. 1999 General Manager of
                     of Printing Business               Business Strategy
                     Division)                          Division of
                   (General Manager of GJ               International
                     Marketing Division of              Marketing Group
                     Marketing Group)       Oct. 2004 Deputy General Manager
                                                        of GJ (GEL JET)
                                                        Business Division
                                             Oct. 2004 General Manager of
                                                        Marketing Center of
                                                        GJ (GEL JET) Business
                                                        Division
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             Oct. 2005 General Manager of GJ
                                                        Marketing Division of
                                                        Marketing Group
                                                        (Current)
                                             Apr. 2007 Deputy General Manager
                                                        of Printing Business
                                                        Division (Current)

-----------------  ------------------------  --------- -----------------------
Kenichi            Corporate Vice President  Apr. 1971 Joined the Company
Matsubayashi       (General Manager of RS    Apr. 1995 Manager of RS Business
(June 5, 1948)       Products Division)                 Planning Department
                                             Oct. 2003 General Manager of RS
                                                        Products Division
                                                        (Current)
                                             June 2005 Corporate Vice
                                                        President (Current)

                       Current Position
     Name          (Function/Business area)    Date      Business Experience
-----------------  ------------------------  --------- ------------------------
Sohichi Nagamatsu  Corporate Vice President  July 2004 Joined the Company
(March 25, 1951)   (General Manager of       July 2004 Vice General Manager of
                     Research and                       Research and
                     Development Group)                 Development Group
                   (General Manager of       Apr. 2006 Corporate Vice
                     Office System                      President (Current)
                     Development Center of   Apr. 2006 General Manager of
                     Research and                       Research and
                     Development Group)                 Development Group
                   (General Manager of                  (Current)
                     Corporate Technology    Apr. 2006 General Manager of
                     Planning Division)                 Corporate Technology
                                                        Planning Division
                                                        (Current)
                                             Apr. 2007 General Manager of
                                                        Office System
                                                        Development Center of
                                                        Research and
                                                        Development Group
                                                        (Current)

 Group Executive Officers of the Company as of June 27, 2007 were as follows:
-----------------  ------------------------  --------- ------------------------
Makoto Hashimoto   Corporate Executive Vice  Nov. 1972 Joined the Company
(August 26, 1945)    President               Apr. 1993 General Manager of PPC
                   (President and CEO of                Division of Imaging
                     Ricoh Elemex                       System Business Group
                     Corporation)            June 1994 Director
                                             Apr. 1998 General Manager of
                                                        Imaging System
                                                        Business Group
                                             June 1998 Managing Director
                                             June 2000 Executive Vice President
                                             Oct. 2000 President of Personal
                                                        MultiMedia Products
                                                        Company
                                             June 2003 General Manager of CSM
                                                        (Customer
                                                        Satisfaction
                                                        Management) Division
                                             June 2005 Corporate Executive
                                             Jan. 2006 Vice President
                                                        (Current)
                                                        President and CEO of
                                                        Ricoh Elemex
                                                        Corporation (Current)

-----------------  ------------------------  --------- ------------------------
Yuji Inoue         Corporate Senior Vice     Apr. 1971 Joined the Company
(April 4, 1948)      President               Apr. 1998 General Manager of
                   (President of Ricoh                  Finance and
                     Leasing Co., Ltd.)                 Accounting Division
                                             Apr. 2000 President of Ricoh
                                                        Leasing Co., Ltd.
                                                        (Current)
                                             June 2000 Senior Vice President
                                             June 2004 Managing Director
                                             June 2005 Corporate Senior Vice
                                                        President (Current)

-----------------  ------------------------  --------- ------------------------
Shiroh Sasaki      Corporate Senior Vice     Apr. 1972 Joined the Company
(December 23,        President               Apr. 2000 President of Gestetner
1949)              (Chairman of Ricoh                   Holdings PLC
                     Europe PLC)             Apr. 2002 President of NRG Group
                   (Chairman of Ricoh                   PLC
                     Europe (Netherlands)    June 2004 Senior Vice President
                     B.V.)                   June 2005 Corporate Vice President
                                             Apr. 2006 Corporate Senior Vice
                                                        President (Current)
                                             Apr. 2006 Chairman of Ricoh
                                                        Europe B.V.
                                             Apr. 2006 Chairman of NRG Group
                                                        PLC

                       Current Position
     Name          (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
                                             Apr. 2007 Chairman of Ricoh
                                                        Europe PLC (Current)
                                             Apr. 2007 Chairman of Ricoh
                                                        Europe (Netherlands)
                                                        B.V. (Current)

------------------ ------------------------  --------- ------------------------
Peter E. Hart      Corporate Vice President  Mar. 1997 President of Ricoh
(February 27,      (Chairman and President              Silicon Valley, Inc.
1941)                of Ricoh Innovations,              (now Ricoh
                     Inc.)                              Innovations, Inc.)
                                             Feb. 2000 Chairman and President
                                                        of Ricoh Silicon
                                                        Valley, Inc. (now
                                                        Ricoh Innovations,
                                                        Inc.) (Current)
                                             June 2000 Senior Vice President
                                             June 2005 Corporate Vice
                                                        President (Current)

------------------ ------------------------  --------- ------------------------
Bernard Decugis    Corporate Vice President  Aug. 1993 President of Ricoh
(October 23, 1942) (President of Ricoh                  France S.A. (now
                     France S.A.S.)                     Ricoh France S.A.S.)
                                                        (Current)
                                             Apr. 2001 Senior Vice President
                                             June 2005 Corporate Vice
                                                        President (Current)

------------------ ------------------------  --------- ------------------------
Hiroshi Tsuruga    Corporate Vice President  Apr. 1971 Joined the Company
(November 18,      (President of Tohoku      Apr. 1999 General Manager of
1948)                Ricoh Co., Ltd.)                   Information
                                                        Technology and
                                                        Solution Division
                                             June 2002 Senior Vice President
                                             June 2005 Deputy President of
                                                        Tohoku Ricoh Co., Ltd.
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             Apr. 2006 President of Tohoku
                                                        Ricoh Co., Ltd.
                                                        (Current)

------------------ ------------------------  --------- ------------------------
Norihisa Goto      Corporate Vice President  Apr. 1972 Joined the Company
(March 8, 1949)    (Vice Chairman of Ricoh   Oct. 1997 President of Ricoh
                     Americas Corporation)              Deutschland GmbH
                     (CEO of Ricoh U.S. -    Mar. 2001 Chairman of Lanier
                     Ricoh Americas                     Worldwide, Inc.
                     Corporation)            Jan. 2003 President of Lanier
                                                        Worldwide, Inc.
                                             June 2003 Senior Vice President
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             June 2006 Vice Chairman of Ricoh
                                                        Corporation (now
                                                        Ricoh Americas
                                                        Corporation) (Current)
                                             June 2006 CEO of Ricoh U.S. -
                                                        Ricoh Corporation
                                                        (now Ricoh U.S. -
                                                        Ricoh Americas
                                                        Corporation) (Current)

------------------ ------------------------  --------- ------------------------
Shunsuke Nakanishi Corporate Vice President  Apr. 1972 Joined the Company
(October 12, 1948) (President of Ricoh       May  1999 General Manager of
                     Electronics Inc.)                  Production Strategic
                                                        Center
                                             July 2001 President of Ricoh
                                                        Electronics Inc.
                                                        (Current)
                                             June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                        President (Current)

------------------ ------------------------  --------- ------------------------
Mitsuhiko Ikuno    Corporate Vice President  May  1975 Joined the Company
(March 26, 1953)   (President of Shanghai    June 2000 President of Ricoh Asia
                     Ricoh Facsimile Co.,               Industry Ltd.
                     Ltd.)                   June 2004 President of Shanghai
                   (President of Shanghai               Ricoh Facsimile Co.,
                     Ricoh Digital                      Ltd. (Current)
                     Equipment Co., Ltd.)    June 2004 Senior Vice President

                       Current Position
     Name          (Function/Business area)    Date      Business Experience
------------------ ------------------------  --------- ------------------------
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             Oct. 2006 President of Shanghai
                                                        Ricoh Digital
                                                        Equipment Co., Ltd.
                                                        (Current)

------------------ ------------------------  --------- ------------------------
Yoshihiro Niimura  Corporate Vice President  Apr. 1975 Joined the Company
(May 22, 1951)     (President of Ricoh       June 2004 President of Ricoh
                     China Co., Ltd.)                   China Co., Ltd.
                   (Chairman and President              (Current)
                     of Ricoh Electronic     June 2004 Chairman and President
                     Technology (China)                 of Ricoh Electronic
                     Co., Ltd.)                         Technology (China)
                                                        Co., Ltd. (Current)
                                             June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                        President (Current)

------------------ ------------------------  --------- ------------------------
Michel De          Corporate Vice President  June 1993 Managing Director of
Bosschere          (President of NRG                    Nashua/ tec Benelux
(June 16, 1948)      Benelux B.V.)           Jan. 2000 President of NRG
                                                        Benelux B.V. (Current)
                                             June 2004 Senior Vice President
                                             June 2005 Corporate Vice
                                                        President (Current)

------------------ ------------------------  --------- ------------------------
Toshiaki Katayama  Corporate Vice President  Oct. 2004 President of Ricoh
(November 28,      (President of Ricoh                  Printing Systems,
1947)                Printing Systems, Ltd.)            Ltd. (Current)
                   (Deputy General Manager   June 2005 Corporate Vice
                    of Production Printing              President (Current)
                    Business Group)          Apr. 2007 Deputy General Manager
                                                        of Production
                                                        Printing Business
                                                        Group (Current)

------------------ ------------------------  --------- ------------------------
Kunihiko Satoh     Corporate Vice President  Mar. 1979 Joined the Company
(October 21, 1956) (Vice President of Ricoh  Apr. 2002 President of Hokkaido
                     Sales Co., Ltd.)                   Ricoh Co., Ltd.
                                             Apr. 2004 General Manager of
                                                        Solution Marketing
                                                        Center
                                             June 2004 General Manager of
                                                        Customer Contact
                                                        Center
                                             June 2005 Corporate Vice
                                                        President (Current)
                                             Apr. 2006 General Manager of
                                                        Business Strategic
                                                        Planning Office of
                                                        Marketing Group
                                             Apr. 2006 General Manager of
                                                        Business Partner
                                                        Division of Marketing
                                                        Group
                                             Apr. 2006 General Manager of Net
                                                        RICOH Marketing
                                                        Division of Marketing
                                                        Group
                                             Apr. 2007 Vice President of Ricoh
                                                        Sales Co., Ltd.
                                                        (Current)

------------------ ------------------------  --------- ------------------------
Thomas Salierno    Corporate Vice President  Apr. 2003 President of Ricoh U.S.
(June 29, 1954)    (COO of Ricoh U.S. -                 Division - Ricoh
                     Ricoh Americas                     Corporation (now
                     Corporation)                       Ricoh Americas
                                                        Corporation)
                                             Apr. 2006 Corporate Vice
                                                        President (Current)
                                             June 2006 COO of Ricoh U.S. -
                                                        Ricoh Corporation
                                                        (now Ricoh U.S. -
                                                        Ricoh Americas
                                                        Corporation) (Current)

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

B. Compensation

   The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for fiscal year 2007 to all Directors, Corporate Auditors, Executive Officers and Group Executive Officers of the Company who served during fiscal year 2007 was Yen 1,349 million.

   In accordance with customary Japanese business practice, annual bonuses are paid to the Directors and Corporate Auditors of the Company out of the profits of the Company available for dividends, as such profits are determined in accordance with the Corporation Law of Japan. Such bonuses are approved at the annual shareholders meeting customarily held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes. Included in the figure for aggregate remuneration set forth above is a total of Yen 136 million in bonuses paid to Directors and Corporate Auditors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2007, as approved by the Company's shareholders at the Ordinary General Meeting of Shareholders held on June 28, 2006. During fiscal year ending March 31, 2008, the Company will pay bonuses in the total amount of Yen 185 billion to Directors and Corporate Auditors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2008, as approved by the Company's shareholders at the Ordinary General Meeting of Shareholders held on June 27, 2007.

   In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to the shareholders for their approval. After shareholders' approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed by the Board of Directors or Board of Corporate Auditors and generally reflects his remuneration and position at the time of retirement, the length of his service as a Director or Corporate Auditor and his contribution to the Company's performance. At the Ordinary General Meeting of Shareholders held on June 27, 2007, the shareholders approved the abolishment of this retirement allowance system. Accordingly, the Company will pay incumbent Directors and Corporate Auditors their final retirement allowances corresponding to their tenure through June 27, 2007 in accordance with standards prescribed by the Company. The amount of such final retirement allowance through June 27, 2007 is Yen 466 billion, for which the Company has established a reserve.

   At the Ordinary General Meeting of Shareholders held on June 27, 2007, the shareholders approved the implementation of a stock price-linked remuneration system for Directors (other than outside Directors). Under this new system, the Company will pay a specified amount of remuneration to Directors each month, which amount will be contributed to the stock purchasing system to purchase the Company's stock. Each Director will be required to hold the Company's stock purchased under this system for the tenure of their office. One of the objectives of this system is to align the interests of the Directors with the interests of the shareholders on a long-term basis, which Ricoh believes will also strengthen the incentives to enhance shareholder value.

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

--------------------------------------------------------
                                      As of March 31,
                                    --------------------
                                     2005   2006   2007
                                    ------ ------ ------
 Categorized by Operating Segment
    Office Solutions                67,710 68,685 73,845
    Industrial Products              3,054  3,045  3,340
    Other                            3,384  3,401  3,645
    Headquarters                       949  1,019  1,109
    Total                           75,097 76,150 81,939

 Categorized by Geographic Location
    Domestic                        40,107 39,930 40,342
    Overseas                        34,990 36,220 41,597
    Total                           75,097 76,150 81,939
--------------------------------------------------------

   Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in the fiscal year 2007 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share Ownership

   The following table lists the number of Common Stock owned by each Director, Corporate Auditor and Executive Officer of the Company as of June 27, 2007. None of the Company's Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company's Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.02% of the total Company Common Stock issued.

         Name                         Position                 Number of Shares
 -------------------- ---------------------------------------- ----------------
 Masamitsu Sakurai    Chairman of the Board and Representative       9,000
                        Director
 Shiro Kondo          Representative Director                        6,000
 Koichi Endo          Director                                      14,747
 Masayuki Matsumoto   Director                                       4,000
 Katsumi Yoshida      Director                                       5,100
 Takashi Nakamura     Director                                       7,693
 Kazunori Azuma       Director                                       6,000
 Zenji Miura          Director                                       6,000
 Kiyoshi Sakai        Director                                       5,000
 Takaaki Wakasugi     Director                                       3,000
 Koji Tomizawa        Corporate Auditor                              4,000
 Shigekazu Iijima     Corporate Auditor                              1,000
 Kazuo Togashi        Corporate Senior Vice President                7,000
 Terumoto Nonaka      Corporate Senior Vice President                7,050
 Etsuo Kobayashi      Corporate Senior Vice President                8,000
 Kenji Hatanaka       Corporate Senior Vice President                3,000
 Hideko Kunii         Corporate Senior Vice President                6,000
 Hiroshi Kobayashi    Corporate Senior Vice President                3,000
 Susumu Ichioka       Corporate Senior Vice President                3,000
 Yoshimasa Matsuura   Corporate Senior Vice President                4,000
 Norio Tanaka         Corporate Senior Vice President                1,000
 Kiyoto Nagasawa      Corporate Vice President                       4,000
 Yutaka Ebi           Corporate Vice President                       2,000
 Hiroshi Adachi       Corporate Vice President                       8,000
 Kohji Sawa           Corporate Vice President                       4,000
 Sadahiro Arikawa     Corporate Vice President                       2,000
 Kenichi Kanemaru     Corporate Vice President                       4,000
 Hisashi Takata       Corporate Vice President                       1,000
 Kenichi Matsubayashi Corporate Vice President                       1,000
 Makoto Hashimoto     Corporate Executive Vice President            11,000
 Yuji Inoue           Corporate Senior Vice President               10,000
 Shiroh Sasaki        Corporate Senior Vice President                1,000
 Hiroshi Tsuruga      Corporate Vice President                       3,000
 Norihisa Goto        Corporate Vice President                       3,000
 Yoshihiro Niimura    Corporate Vice President                       1,000
 Kunihiko Satoh       Corporate Vice President                       1,000
                                                                   -------
    Total                                                          169,590
                                                                   =======

   All shares of Common Stock of the Company carry the same voting rights.

   No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 27, 2007.

Item 7. Major Shareholders and Related Party Transactions
        -------------------------------------------------

A. Major Shareholders

   Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2007 are as follows:

                                                      Number of    Percentage of
                                                     Shares Owned   Outstanding
Title of Class                 Name                 (in thousands) Shares Owned
-------------- ------------------------------------ -------------- -------------
 Common Stock  The Master Trust Bank of Japan, Ltd.     66,141         9.06%
 Common Stock  Japan Trustee Services Bank, Ltd.        39,260         5.38%

   The Master Trust Bank of Japan, Ltd. is a joint venture managed by Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company and the Norinchukin Trust and Banking Co., Ltd.

   Japan Trustee Services Bank, Ltd. is a joint venture managed by Resona Bank, Ltd., the Sumitomo Trust and Banking Co., Ltd. and Mitsui Trust Holdings, Inc.

   As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during fiscal year 2007. The major shareholders do not have different voting rights.

   American Depositary Receipts ("ADRs") evidencing American Depositary Shares are issued by The Bank of New York. The normal trading unit is 5 American Depositary Shares. As of March 31, 2007, 1,189,092 American Depositary Shares were held of record by two institutional registered holders in the United States of America.

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

   See Item 18. Financial Statements and pages F-1 through F-50.

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

B. Significant Changes

   On June 1, 2007, Ricoh and IBM completed formation of a joint venture company based on IBM's Printing Systems Division to provide output solutions for production printing area. Initially, Ricoh acquired 51% of the joint venture. Ricoh will progressively acquire the remaining 49 percent over the next three years as the joint venture becomes a fully owned subsidiary. Ricoh paid $725 million (including management fee $35 million) in cash at the closing. The cash payment was consideration for the initial 51 percent acquisition of the joint venture by Ricoh as well as a prepayment for the remaining 49 percent to be acquired and certain royalties and services to be provided by IBM to InfoPrint Solutions Company.

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

                                                       Over-the-Counter
                                                       Market Price Per
                                        Tokyo Stock    American
                                        Exchange Price Depositary Share (5
                                        Per Share of   shares of Common
                                        Common Stock   Stock)
                                        (Japanese Yen) (U.S. Dollars)
                                        -------------- -------------------
                                        High     Low    High      Low
                                         -----  -----   ------    ------
               Annual highs and lows
               ---------------------
               Fiscal Year 2003         2,470   1,637   95.75     62.50
               Fiscal Year 2004         2,365   1,607  104.50     68.55
               Fiscal Year 2005         2,345   1,782  107.50     84.80
               Fiscal Year 2006         2,360   1,646  110.00     73.00
               Fiscal Year 2007         2,775   1,991  116.50     88.00
               Quarterly highs and lows
               ------------------------
               Fiscal Year 2006
               1st quarter              1,897   1,646   87.30     78.70
               2nd quarter              1,855   1,651  110.00     75.55
               3rd quarter              2,205   1,780   91.25     73.00
               4th quarter              2,360   1,917  101.00     83.75
               Fiscal Year 2007
               1st quarter              2,420   1,991  108.00     88.00
               2nd quarter              2,415   2,130  105.25     91.00
               3rd quarter              2,515   2,130  107.25     91.00
               4th quarter              2,775   2,320  116.50     98.00
               Monthly highs and lows
               ----------------------
               December 2006            2,465   2,135  103.75     91.80
               January 2007             2,665   2,320  110.00     98.00
               February 2007            2,775   2,535  116.50    106.00
               March 2007               2,695   2,470  113.00    105.00
               April 2007               2,870   2,615  121.25    109.15
               May 2007                 2,725   2,550  113.50    106.00

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

I. Subsidiary Information

   Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk ----------------------------------------------------------s

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

   Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2007, and there are no material quantitative changes in market risk exposure at March 31, 2007 when compared to March 31, 2006. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

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

Foreign Exchange Forward Contracts

    ------------------------------------------------------------------------
                               Year Ended March 31, 2007
            ----------------------------------------------------------------
            Average contractual rates Contract amounts  Estimated fair value
                                      (Millions of Yen)  (Millions of Yen)
    ------------------------------------------------------------------------
    US$/Yen          116.22               Yen 10,344            Yen 128
    EUR/Yen          155.54                    8,710                (76)
    US$/EUR            0.75                    7,806                (71)
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

-----------------------------------------------------------------------------------------
 LONG-TERM INDEBTEDNESS                        Year ended March 31, 2007
-----------------------------------------------------------------------------------------
                                                   Millions of Yen
                            -------------------------------------------------------------
(Excluding Capital
Lease Obligations                                  Expected maturity date
and SFAS No. 133                    -----------------------------------------------------
fair value         Average                                                         Fair
adjustment)        pay rate  Total   2008   2009   2010   2011   2012  Thereafter  Value
-----------------------------------------------------------------------------------------
Bonds                1.32%   64,999 10,000 25,000 20,000  9,999     --     --      63,900

Convertible Bonds      --    55,256     --     --     --     -- 55,256     --      50,650

Loans                1.48   201,580 76,764 52,119 49,919 11,594 11,169     15     200,464
-----------------------------------------------------------------------------------------
TOTAL                       321,835 86,764 77,119 69,919 21,593 66,425     15     315,014
-----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
 INTEREST RATE\SWAPS                                Year ended March 31, 2007
----------------------------------------------------------------------------------------------
                                                         Millions of Yen
                                    ----------------------------------------------------------
                                                         Expected maturity date
    -                                      ---------------------------------------------------
Notional            Average Average
amounts    Type of  receive   pay                                                       Fair
(Millions)  swap     rate    rate   Total   2008   2009   2010   2011  2012  Thereafter Value
----------------------------------------------------------------------------------------------
 90,000    Receive
           floating
           /Pay
           fixed     0.64%   0.95%  90,000 10,000 45,000 15,000 20,000    --     --          1

 24,000    Receive
           fixed /
           Pay
           floating  1.92    0.61   24,000     --  6,000     -- 10,000 8,000     --        517
----------------------------------------------------------------------------------------------
 US$ 190   Receive
           floating
           /Pay
           fixed     5.62%   4.64%  22,430     --     -- 22,430     --    --     --        227

      45   Receive
           fixed /
           Pay
           fixed     6.00    5.90    5,312  5,312     --     --     --    --     --          6
----------------------------------------------------------------------------------------------

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

   The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive securities as of March 31, 2007.

          --------------------------------------------------------------
                                                       (Millions of Yen)
                                                    Year ended March 31,
                                                           2007
          --------------------------------------------------------------
                                                     Cost    Fair Value
                                                    -------  ----------
          Debt Securities
             Due within one year                        176       176
             Due after one year through five years    6,000     6,010
          Equity Securities                          49,261    64,110
          Other                                         243       243
          --------------------------------------------------------------
          TOTAL                                      55,680    70,539
          --------------------------------------------------------------

Item 12. Description of Securities Other Than Equity Securities
         ------------------------------------------------------

   Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
         -----------------------------------------------

   None.

Item 14. Material Modifications to the Rights of Security Holders and Use of
         -------------------------------------------------------------------
Proceeds
---------

   None.

Item 15. Controls and Procedures
         -----------------------

DISCLOSURE CONTROLS AND PROCEDURES

   Ricoh's disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed by Ricoh in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to Ricoh's management, including its Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of its management, including the CEO and CFO, Ricoh evaluated its disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that Ricoh's disclosure controls and procedures were effective as of March 31, 2007 at a reasonable assurance level, provided that it be understood that any system of control is based in part upon certain assumptions designed to obtain reasonable (but not absolute) assurance as to its effectiveness, and there can be no assurance that our system of control will succeed in achieving its stated objectives.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

   Ricoh's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934, as amended. Ricoh's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Ricoh; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Ricoh are being made only in accordance with authorizations of management and directors of Ricoh; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Ricoh's assets that could have a material effect on the financial statements.

   Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with internal control policies or procedures may deteriorate.

   Ricoh's management assessed the effectiveness of Ricoh's internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in INTERNAL CONTROL--INTEGRATED FRAMEWORK. Management's assessment included evaluating the design of Ricoh's internal control over financial reporting and testing of the operational effectiveness of Ricoh's internal control over financial reporting. Based on such assessment, management concluded that, as of March 31, 2007, Ricoh's internal control over financial reporting was effective based on the criteria issued by COSO.

   Management's assessment of internal control over financial reporting as of March 31, 2007 has been audited by KPMG AZSA & Co., an independent registered public accounting firm, as stated in their report, which is included on page F-3 of the Consolidated Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

   There has been no change in Ricoh's internal control over financial reporting that occurred during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [RESERVED]

Item16A. Audit Committee Financial Expert
         --------------------------------

   The Board of Directors of the Company has determined that it does not have an "audit committee financial expert" as defined in Item 16A. of Form 20-F serving on the Board of Corporate Auditors.

   The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that that members of the Board of Corporate Auditors possess the appropriate skills and experience, as a group, to carry out their duties as members of the Board of Corporate Auditors, the Company will continue to strive to identify potential candidates that might qualify for this position. The Board of Corporate Auditors will keep under active review the financial expert matter during fiscal year 2008 as part of their overall risk management and compliance program.

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

Item16C. Principal Accountant Fees and Services
         --------------------------------------

   The aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International to Ricoh for the years ended March 31, 2006 and 2007, were:

                                                 (Millions of Yen)
------------------------------------------------------------------
                                              Year ended March 31,
                                              --------------------
                                               2006        2007
------------------------------------------------------------------
Audit Fees                                       697        1,486
Audit-related Fees                                71           10
Tax Fees                                          84           43
All Other Fees                                    34          135
------------------------------------------------------------------
TOTAL                                            886        1,674
------------------------------------------------------------------

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

   In accordance with Japanese law, the Company's independent accountants (KAIKEI KANSANIN) ("Accounting Auditors") are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company's Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company's Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA & Co. as the Company's Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 27, 2007.

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

   During fiscal year 2007, none of the services provided to the Company by KPMG AZSA & Co. were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph
(c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

   8.1       List of Significant Subsidiaries (See "Organizational structure" in Item 4.C. of this Form 20-F)

   11        Code of Ethics (English translation)

   12.1      Certification Pursuant to Rule 13a-14(a)/15d-14(a)

   12.2      Certification Pursuant to Rule 13a-14(a)/15d-14(a)

   13(a)(1)  Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

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


                                              RICOH COMPANY, LTD.

                                              By: /s/ Zenji Miura
                                                  -----------------------------
                                                  Zenji Miura
                                                  Director, Corporate Executive
                                                  Vice President and Chief
                                                  Financial Officer

Date: June 29, 2007

RICOH COMPANY, LTD.

Consolidated Financial Statements and Schedule
For the years ended March 31, 2005, 2006 and 2007
With Reports of Independent Registered Public Accounting Firm Thereon

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    Page
                                                                ------------

Reports of Independent Registered Public Accounting Firm.......   F-2 to F-3

Consolidated Balance Sheets as of March 31, 2006 and 2007......   F-4 to F-5

Consolidated Statements of Income for the years ended
  March 31, 2005, 2006 and 2007................................          F-6

Consolidated Statements of Shareholders' Investments for the
  years ended March 31, 2005, 2006 and 2007....................   F-7 to F-8

Consolidated Statements of Cash Flows for the years ended
  March 31, 2005, 2006 and 2007................................          F-9

Notes to Consolidated Financial Statements..................... F-10 to F-49

Schedule:

   II. Valuation and Qualifying Accounts and Reserves..........         F-50

All schedules not listed have been omitted because they are not applicable, or the required information has been otherwise supplied in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ricoh Company, Ltd.:

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ricoh Company, Ltd. and subsidiaries' internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO), and our report dated June 29, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As described in note 2 to the consolidated financial statements, the Company changed its method of quantifying errors in 2006 in accordance with Securities and Exchange Commission Staff Accounting Bulletin No.108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

/s/ KPMG AZSA & Co.
Tokyo, Japan
June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ricoh Company, Ltd.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Ricoh Company, Ltd. (a Japanese corporation) and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Ricoh Company, Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Ricoh Company, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Ricoh Company, Ltd. and subsidiaries as listed in the accompanying index, and our report dated June 29, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA & Co.
Tokyo, Japan
June 29, 2007

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 AND 2007

                                                                                   Thousands of
                                                                Millions of Yen    U.S. Dollars
                                                             --------------------  ------------
ASSETS                                                          2006       2007        2007
-----------------------------------------------------------------------------------------------

Current assets:
   Cash and cash equivalents                                   187,055    255,737  $ 2,167,263
   Time deposits                                                 1,470      1,417       12,008
   Marketable securities                                           162        177        1,500
   Trade receivables-
       Notes                                                    75,678     66,474      563,339
       Accounts                                                391,972    450,231    3,815,517
       Less--Allowance for doubtful receivables                (16,031)   (16,555)    (140,297)
   Current maturities of long-term finance receivables, net    178,882    193,087    1,636,331
   Inventories-
       Finished goods                                          104,218    113,379      960,839
       Work in process and raw materials                        65,027     70,975      601,483
   Deferred income taxes and other                              55,110     65,170      552,288
-----------------------------------------------------------------------------------------------
          Total current assets                               1,043,543  1,200,092   10,170,271
-----------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                         46,721     47,007      398,364
   Buildings                                                   217,302    227,900    1,931,356
   Machinery and equipment                                     622,038    636,577    5,394,720
   Construction in progress                                     11,541     12,512      106,034
-----------------------------------------------------------------------------------------------
       Total                                                   897,602    923,996    7,830,475
   Less--accumulated depreciation                             (629,359)  (659,328)  (5,587,525)
-----------------------------------------------------------------------------------------------
       Net property, plant and equipment                       268,243    264,668    2,242,949
-----------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                          415,435    435,874    3,693,847
   Investment securities                                        36,419     74,836      634,203
   Investments in and advances to affiliates                    52,028     15,608      132,271
   Goodwill                                                     51,934     72,048      610,576
   Other intangible assets                                      79,175     81,925      694,280
   Lease deposits and other                                     94,406     98,355      833,517
-----------------------------------------------------------------------------------------------
       Total investments and other assets                      729,397    778,646    6,598,695
-----------------------------------------------------------------------------------------------
Total                                                        2,041,183  2,243,406  $19,011,915
===============================================================================================

                                                                                             Thousands of
                                                                          Millions of Yen    U.S. Dollars
                                                                       --------------------  ------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT                                  2006       2007        2007
---------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                  82,520     91,673  $   776,890
   Current maturities of long-term indebtedness                          103,131     87,174      738,763
   Trade payables-
       Notes                                                              25,591     25,000      211,864
       Accounts                                                          313,561    342,211    2,900,093
   Accrued income taxes                                                   40,936     46,194      391,475
   Accrued expenses and other                                            118,289    143,360    1,214,915
---------------------------------------------------------------------------------------------------------
          Total current liabilities                                      684,028    735,612    6,234,000
---------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                                195,626    236,801    2,006,788
   Accrued pension and severance costs                                    97,020     99,028      839,220
   Deferred income taxes                                                  51,374     44,183      374,432
---------------------------------------------------------------------------------------------------------
          Total long-term liabilities                                    344,020    380,012    3,220,441
---------------------------------------------------------------------------------------------------------
Minority interests                                                        52,890     56,869      481,941
---------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 17)


Shareholders' investment:
   Common stock;
       Authorized--1,500,000,000 shares in 2006 and 2007
       Issued and outstanding--744,912,078 shares and 729,552,274 shares in 2006 and 744,912,078 shares and 729,987,673
         shares in 2007                                                  135,364    135,364    1,147,153
   Additional paid-in capital                                            186,450    186,454    1,580,119
   Retained earnings                                                     665,394    752,398    6,376,254
   Accumulated other comprehensive income                                  4,099     26,998      228,797
   Treasury stock at cost; 15,359,804 shares in 2006 and 14,924,405
     shares in 2007                                                      (31,062)   (30,301)    (256,788)
---------------------------------------------------------------------------------------------------------
       Total shareholders' investment                                    960,245  1,070,913    9,075,534
---------------------------------------------------------------------------------------------------------
Total                                                                  2,041,183  2,243,406  $19,011,915
=========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

                                                                   Thousands of
                                          Millions of Yen          U.S. Dollars
                                  -------------------------------  ------------
                                     2005       2006       2007        2007
-------------------------------------------------------------------------------
Net sales:
   Products                       1,067,736  1,108,746  1,189,548  $10,080,915
   Post sales and rentals           627,991    693,138    768,965    6,516,653
   Other revenue                    111,679    107,354    110,412      935,695
-------------------------------------------------------------------------------
       Total                      1,807,406  1,909,238  2,068,925   17,533,263
-------------------------------------------------------------------------------
Cost of sales:
   Products                         713,057    738,962    783,681    6,641,364
   Post sales and rentals           259,591    293,559    335,444    2,842,746
   Other revenue                     85,584     81,717     87,394      740,627
-------------------------------------------------------------------------------
       Total                      1,058,232  1,114,238  1,206,519   10,224,737
-------------------------------------------------------------------------------
       Gross profit                 749,174    795,000    862,406    7,308,525
Selling, general and
  administrative expenses           618,065    646,416    688,026    5,830,729
-------------------------------------------------------------------------------
       Operating income             131,109    148,584    174,380    1,477,797
-------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend
     income                          (2,242)    (2,896)    (5,501)     (46,619)
   Interest expense                   4,686      5,244      7,350       62,288
   Foreign currency exchange
     (gain) loss, net                (1,547)    (3,748)     1,199       10,161
   Other, net                          (771)    (2,782)    (3,187)     (27,008)
-------------------------------------------------------------------------------
       Total                            126     (4,182)      (139)      (1,178)
-------------------------------------------------------------------------------
Income from continuing
  operations before Income
  taxes, minority interests
  and equity in earnings of
  affiliates                        130,983    152,766    174,519    1,478,975
Provision for income taxes:
   Current                           39,279     60,857     66,523      563,754
   Deferred                           9,561     (4,692)    (2,197)     (18,619)
-------------------------------------------------------------------------------
       Total                         48,840     56,165     64,326      545,136
-------------------------------------------------------------------------------
Income from continuing
  operations before minority
  interests and equity in
  earnings of affiliates             82,143     96,601    110,193      933,839
Minority interests                    4,726      4,185      5,508       46,678
Equity in earnings of
  affiliates                          3,120      2,606      1,539       13,042
-------------------------------------------------------------------------------
Income from continuing
  operations                         80,537     95,022    106,224      900,203
Income from discontinued
  operations, net of tax              2,606      2,035      5,500       46,610
-------------------------------------------------------------------------------
       Net income                    83,143     97,057    111,724  $   946,814
===============================================================================


                                                Yen                U.S. Dollars
                                  -------------------------------  ------------
Per share of common stock:           2005       2006       2007         2007
-------------------------------------------------------------------------------
Basic:
   Income from continuing
     operations                      109.11     129.56     145.56  $      1.23
   Income from discontinued
     operations, net of tax            3.53       2.77       7.54         0.06
-------------------------------------------------------------------------------
   Net income                        112.64     132.33     153.10         1.30
-------------------------------------------------------------------------------
Diluted:
   Income from continuing
     operations                      109.11     129.56     144.41         1.22
   Income from discontinued
     operations, net of tax            3.53       2.77       7.48         0.06
-------------------------------------------------------------------------------
   Net income                        112.64     132.33     151.89         1.29
===============================================================================
Cash dividends paid per share         20.00      22.00      25.00  $      0.21
===============================================================================


Per American Depositary
  Share, each representing
  5 shares of common stock:
Basic:
   Income from continuing
     operations                      545.55     647.80     727.80  $      6.17
   Income from discontinued
     operations, net of tax           17.65      13.85      37.70         0.32
-------------------------------------------------------------------------------
   Net income                        563.20     661.65     765.50         6.49
-------------------------------------------------------------------------------
Diluted:
   Income from continuing
     operations                      545.55     647.80     722.05         6.12
   Income from discontinued
     operations, net of tax           17.65      13.85      37.40         0.32
-------------------------------------------------------------------------------
   Net income-                       563.20     661.65     759.45         6.44
===============================================================================
Cash dividends paid per share        100.00     110.00     125.00  $      1.06
===============================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

                                                                    Millions of Yen
                                            ----------------------------------------------------------------
                                                                         Accumulated
                                                    Additional              other                  Total
                                            Common   paid-in   Retained comprehensive Treasury shareholders'
                                            stock    capital   earnings income (loss)  stock    investment
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2004                   135,364  186,599   515,372     (30,272)   (11,932)     795,131
------------------------------------------------------------------------------------------------------------
Adjustment for change in fiscal year end of
  consolidated subsidiaries                       -        -       777      (1,665)         -         (888)
------------------------------------------------------------------------------------------------------------
Balance at April 1, 2004, as adjusted       135,364  186,599   516,149     (31,937)   (11,932)     794,243
------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                (48)                                          (48)
Dividends declared and approved                                (14,777)                            (14,777)
Comprehensive income (loss)
   Net income                                                   83,143                              83,143
   Net unrealized holding gains (losses)
     on available-for-sale securities                                          765                     765
   Minimum pension liability
     adjustments                                                                27                      27
   Net unrealized gains (losses) on
     derivative instruments                                                    141                     141
   Cumulative translation adjustments                                        9,041                   9,041
                                                                                                 ---------
   Total comprehensive income (loss)                                                                93,117
Net changes in treasury stock                                                          (9,537)      (9,537)
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2005                   135,364  186,551   584,515     (21,963)   (21,469)     862,998
------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock               (101)                                         (101)
Dividends declared and approved                                (16,178)                            (16,178)
Comprehensive income (loss)
   Net income                                                   97,057                              97,057
   Net unrealized holding gains (losses)
     on available-for-sale securities                                        4,137                   4,137
   Minimum pension liability
     adjustments                                                             7,009                   7,009
   Net unrealized gains (losses) on
     derivative instruments                                                     40                      40
   Cumulative translation adjustments                                       14,876                  14,876
                                                                                                 ---------
   Total comprehensive income (loss)                                                               123,119
Net changes in treasury stock                                                          (9,593)      (9,593)
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2006                   135,364  186,450   665,394       4,099    (31,062)     960,245
------------------------------------------------------------------------------------------------------------
   Cumulative effect of adjustment from
     applying SAB 108                             -        -    (6,464)          -          -       (6,464)
------------------------------------------------------------------------------------------------------------
Balance at April 1, 2006, as adjusted       135,364  186,450   658,930       4,099    (31,062)     953,781
------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                  4                                             4
Dividends declared and approved                                (18,256)                            (18,256)
Comprehensive income (loss)
   Net income                                                  111,724                             111,724
   Net unrealized holding gains (losses)
     on available-for-sale securities                                           73                      73
   Minimum pension liability
     adjustments                                                               970                     970
   Net unrealized gains (losses) on
     derivative instruments                                                   (185)                   (185)
   Cumulative translation adjustments                                       24,774                  24,774
                                                                                                 ---------
   Total comprehensive income (loss)                                                               137,356
Adjustment to initially apply SFAS 158                                      (2,733)                 (2,733)
Net changes in treasury stock                                                             761          761
------------------------------------------------------------------------------------------------------------
Balance at March 31,2007                    135,364  186,454   752,398      26,998    (30,301)   1,070,913
============================================================================================================

                                                                       Thousands of U.S. Dollars
                                                -----------------------------------------------------------------------
                                                                                   Accumulated
                                                           Additional                 other                    Total
                                                  Common    paid-in    Retained   comprehensive  Treasury  shareholders'
                                                  stock     capital    earnings   income (loss)   stock     investment
------------------------------------------------------------------------------------------------------------------------
Balance at March 31,2006                        $1,147,153 $1,580,085 $5,638,932    $ 34,737    $(263,237)  $8,137,669
------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment from applying
  SAB108                                                 -          -    (54,780)          -            -      (54,780)
------------------------------------------------------------------------------------------------------------------------
Balance at April 1,2006,as adjusted              1,147,153  1,580,085  5,584,153      34,737     (263,237)   8,082,890
------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                          34                                               34
Dividends declared and approved                                         (154,712)                             (154,712)
Comprehensive income (loss)
   Net income                                                            946,814                               946,814
   Net unrealized holding gains (losses) on
     available-for-sale securities                                                       619                       619
   Minimum pension liability adjustments                                               8,220                     8,220
   Net unrealized gains (losses) on derivative
     instruments                                                                      (1,568)                   (1,568)
   Cumulative translation adjustments                                                209,949                   209,949
                                                                                                            ----------
   Total comprehensive income (loss)                                                                         1,164,034
Adjustment to initially apply SFAS 158                                               (23,161)                  (23,161)
Net changes in treasury stock                                                                       6,449        6,449
------------------------------------------------------------------------------------------------------------------------
Balance at March 31,2007                        $1,147,153 $1,580,119 $6,376,254    $228,797    $(256,788)  $9,075,534
========================================================================================================================

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

                                                                                                  THOUSANDS
                                                                                                   OF U.S.
                                                                          MILLIONS OF YEN          DOLLARS
                                                                    ---------------------------  ----------
                                                                      2005      2006      2007        2007
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                        83,143    97,057   111,724  $  946,814
   Income from discontinued operations, net of tax                   (2,606)   (2,035)   (5,500)    (46,610)
                                                                    -------  --------  --------  ----------
   Income from continuing operations                                 80,537    95,022   106,224     900,203
   Adjustments to reconcile net income to net cash provided by operating activities-
       Depreciation and amortization                                 78,120    84,089    89,632     759,593
       Equity in earnings of affiliates, net of dividends
         received                                                    (1,966)   (1,431)     (711)     (6,025)
       Deferred income taxes                                          9,561    (4,692)   (2,197)    (18,619)
       Losses on disposals and sales of property, plant and
         equipment                                                    4,056       920     3,722      31,542
       Pension and severance costs, less payments                     4,306     3,340      (773)     (6,551)
       Changes in assets and liabilities, net of effects from
         acquisition-
          (Increase) decrease in trade receivables                  (26,418)   13,411   (15,919)   (134,907)
          (Increase) decrease in inventories                        (12,885)    3,726    (1,494)    (12,661)
          Increase in finance receivables                           (30,294)  (30,029)  (28,047)   (237,686)
          (Decrease) increase in trade payables                      27,364    (4,442)    2,199      18,636
          (Decrease) increase in accrued income taxes and
            accrued expenses and other                              (13,740)    2,505    11,175      94,703
       Other, net                                                    10,529    11,060     3,486      29,542
-----------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities             129,170   173,479   167,297   1,417,771
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                 721     3,085       463       3,924
   Expenditures for property, plant and equipment                   (84,074) (101,788)  (85,747)   (726,669)
   Payments for purchases of available-for-sale securities          (79,431) (138,607)  (97,158)   (823,373)
   Proceeds from sales of available-for-sale securities             118,120   141,620    96,087     814,297
   (Increase) decrease in time deposits                                (484)     (136)       64         542
   Proceeds from sales of discontinued operations                         -         -    12,000     101,695
   Acquisitions of subsidiaries, net of cash acquired               (43,214)        -   (23,200)   (196,610)
   Other, net                                                        (7,719)  (24,225)  (17,941)   (152,042)
-----------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                 (96,081) (120,051) (115,432)   (978,237)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                              72,206    63,751    60,157     509,805
   Repayment of long-term indebtedness                              (60,613)  (93,752)  (49,115)   (416,229)
   (Decrease) increase in short-term borrowings, net                (38,052)   39,618     8,362      70,864
   Proceeds from issuance of long-term debt securities               18,000    10,000    65,274     553,169
   Repayment of long-term debt securities                           (22,000)  (52,000)  (55,000)   (466,102)
   Dividends paid                                                   (14,793)  (16,178)  (18,240)   (154,576)
   Payment for purchase of treasury stock                           (10,624)  (10,653)     (799)     (6,771)
   Other, net                                                          (563)     (775)   (1,357)    (11,500)
-----------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) financing
                activities                                          (56,439)  (59,989)    9,282      78,661
-----------------------------------------------------------------------------------------------------------
CASH FLOWS OF DISCONTINUED OPERATIONS:
(Revised -Note 2 (u))
   Net, operating cash flows                                          3,610     3,390       838       7,102
   Net, investing cash flows                                           (117)      (14)      (13)       (110)
   Net, financing cash flows                                              -         -         -           -
   Effect of exchange rate change on cash and cash equivalents
     from discontinued operations                                         -         -         -           -
-----------------------------------------------------------------------------------------------------------
              Net increase in cash and cash equivalents
                from discontinued operations                          3,493     3,376       825       6,992
-----------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS           1,200     3,383     6,710      56,864
-----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (18,657)      198    68,682     582,051
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      203,039   186,857   187,055   1,585,212
ADJUSTMENT FOR CHANGE IN FISCAL YEAR END OF
  CONSOLIDATED SUBSIDIARIES                                           2,475         -         -           -
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            186,857   187,055   255,737  $2,167,263
-----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR-
       Interest                                                       5,402     5,717     8,222  $   69,678
       Income taxes                                                  40,803    44,854    66,603     564,432
===========================================================================================================

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

2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

(A) BASIS OF PRESENTATION

The accompanying consolidated financial statements for each of the years in the three year period ended March 31, 2007 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen into U.S. Dollar equivalents for the year ended March 31, 2007 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 118 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2007.

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

(B) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Ricoh. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 % ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to March 31.

At the beginning of fiscal year 2005, Ricoh changed the year end of certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings increased by Yen 777 million and accumulated other comprehensive income (loss) in shareholders' investment decreased by Yen 1,665 million.

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

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in Emerging Issues Task Force Issue ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables." Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

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

(F) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 16, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133 "Accounting for Derivative Instruments and Hedging Activities" as amended, Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

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

(H) SECURITIES

Ricoh applies SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of March 31, 2006 and 2007, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

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

(J) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 30% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the years ended March 31, 2005, 2006 and 2007 are summarized below:

                                                             2005   2006  2007
------------------------------------------------------------------------------
Buildings                                                     8.5%  8.9%  9.8%
Machinery and equipment                                      43.8  40.5  40.8
=============================================================================

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2006 and 2007 are as follows:

                                                                   Thousands of
                                                   Millions of Yen U.S. Dollars
                                                   --------------- ------------
                                                   2006    2007        2007
-------------------------------------------------------------------------------
Aggregate cost                                     6,895   7,341     $62,212
Accumulated depreciation                           4,911   5,761      48,822
===============================================================================

The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2007 were Yen 1,735 million ($14,703 thousand) and Yen 1,623 million ($13,754 thousand), respectively.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(K) CAPITALIZED SOFTWARE COSTS

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Ricoh capitalizes qualifying cost of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that results in additional functionality are capitalized. The capitalized software is amortized on a straight line basis over their estimated useful lives.

(L) GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141, "Business Combinations" requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and tradenames are amortized on a straight line basis over 3 years to 20 years. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

Ricoh completed its annual assessment of the carrying value of indefinite-lived intangible assets, including goodwill for the years ended March 31, 2005, 2006 and 2007 and determined that no impairment charge was necessary.

(M) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Under SFAS 158, Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans as of the end of fiscal year's consolidated balance sheets, with a corresponding adjustment in initially applying SFAS 158 to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

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

(R) EARNINGS PER SHARE

Basic net income per share of common stock is calculated by dividing net income by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income per share of common stock is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(S) NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows:

                                                                   Thousands of
                                                   Millions of Yen U.S. Dollars
                                                   --------------- ------------
                                                   2005  2006 2007     2007
-------------------------------------------------------------------------------
Capital lease obligations incurred                   865  261   54     $458
Issuance of treasury stock in exchange for
  subsidiary's stock                               2,545  905    -        -
===============================================================================

(T) USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified five areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, realizability of deferred tax assets and pension accounting.

(U) DISCONTINUED OPERATIONS

On May 31, 2006, the Company's subsidiary San-Ai Co., Ltd. sold its digital content distribution business to Giga Networks Co., Ltd. (former Mobile Alliance Co., Ltd.). As a result of the sale, the operating result of the business units sold were reclassified to discontinued operations pursuant to the requirement on SFAS 144, because Ricoh has no significant continuing involvement in the operating sold. Reclassifications have been made to the prior year's consolidated statements of income and consolidated statements of cash flows to conform the presentation used for the year ended March 31, 2007.

(V) ADOPTION OF SAB 108

The Securities and Exchange Commission of the U.S. issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" in September 2006. SAB 108 requires companies to quantify misstatements using both the balance sheet approach and the income statement approach ("dual" method), and to evaluate the importance of misstatements taking into account relevant quantitative and qualitative factors. Historically, Ricoh used the income statement ("rollover") approach to quantify misstatements. Upon adoption, SAB 108 permits Ricoh to adjust the cumulative effect of misstatements that were previously considered immaterial under the rollover method that are now considered material under the dual method. SAB108 is effective for fiscal years ending after November 15, 2006. Ricoh adopted SAB108 in the fourth quarter of fiscal year 2007.

The Company and some of its domestic consolidated subsidiaries previously set the residual value of tangible fixed assets at 5% of acquisition cost in principle using the standards provided in the Corporate Tax Law. However, based on an evaluation of residual values realized from disposition of property, plant and equipment, Ricoh concluded that the residual value of substantially all long lived assets is negligible at the end of useful life. This misstatement was considered immaterial to Ricoh's historical consolidated financial statements using the income statement approach.

Accordingly, Ricoh recorded an increase in accumulated depreciation of Yen 11,464 million ($97,153 thousand) and an increase in deferred tax assets (included in "Lease deposits and other") of Yen 4,675 million ($39,619 thousand) as of April 1, 2006 with a reduction of the beginning balance of retained earnings of Yen 6,464 million ($54,780 thousand).

(W) NEW ACCOUNTING STANDARDS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140." SFAS 155 amends SFAS 133, and SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS 155 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2007. Ricoh is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." SFAS 156 amends SFAS 140, to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2007. Ricoh is currently evaluating the effect that the adoption of SFAS 156 will have on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. Ricoh is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements and to recognize changes in that funded status in comprehensive income (loss) in the year in which the changes occur. SFAS 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year-end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006. The effect of adoption of SFAS 158 on Ricoh's financial condition as of March 31, 2007 has been included in the accompanying consolidated financial statements. The change in measurement date provisions is effective for fiscal years ending after December 15, 2008 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. Ricoh is currently evaluating the effect that the adoption measurement date provisions will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB statement No.115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal year beginning after November 15, 2007, and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. Ricoh is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition.

In July 2006, the FASB released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 shall be effective for fiscal years beginning after December 15, 2006 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2007. Ricoh is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

3. ACQUISITION

In January 2007, Ricoh Europe B.V. , which is a wholly-owned subsidiary of the Company acquired the European operations of Danka Business Systems PLC (now known as Infotec Europe B.V. ) for total cash consideration of Yen
27,132 million ($229,932 thousand) including direct acquisition costs. Ricoh made the acquisition to strengthen its sales and service network in major countries in Europe.

Ricoh used the purchase method of accounting to account for the acquisition and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of Infotec Europe B.V. based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of Yen 18,658 million ($158,119 thousand) was recorded as goodwill which is not tax deductible. Assets, liabilities and operations of Infotec Europe B.V. have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the January 31, 2007 condensed balance sheet of Infotec Europe B.V., as adjusted to give effect to the purchase method accounting adjustments:

                                                                   Thousands of
                                                   Millions of Yen U.S. dollars
-------------------------------------------------------------------------------
Cash and cash equivalents                                3,839      $  32,534
Receivables and other assets                            22,385        189,703
Property and equipment                                   1,434         12,153
Identifiable intangible assets                           4,883         41,381
Goodwill                                                18,658        158,119
Liabilities                                            (24,067)      (203,958)
-------------------------------------------------------------------------------
                                                        27,132      $ 229,932
===============================================================================

Identifiable intangible assets of Infotec Europe B.V. primarily comprised customer relationships of Yen 4,700 million ($39,831 thousand), which were estimated to have a remaining useful life of 10 years to 18 years. Goodwill arising from the acquisition of Infotec Europe B.V. has all been allocated to the Office Solutions segment.

4. DISCONTINUED OPERATIONS

Summarized selected financial information for the years ended March 31, 2005, 2006 and 2007 for the discontinued operations reclassified during the year ended March 31, 2007 is as follows:

                                                                                 Thousands of
                                                                Millions of Yen  U.S. Dollars
                                                               ----------------- ------------
                                                               2005  2006  2007      2007
---------------------------------------------------------------------------------------------
Net sales                                                      6,702 5,852 1,487   $12,602
---------------------------------------------------------------------------------------------
Income from discontinued operations before gain on disposal of
  discontinued operations and provision for income taxes       4,400 3,433   866     7,339
Gain on disposal of discontinued operations                        -     - 8,830    74,831
Provision for income taxes                                     1,794 1,398 4,196    35,559
---------------------------------------------------------------------------------------------
Income from discontinued operations, net of tax                2,606 2,035 5,500   $46,610
=============================================================================================

The carrying amounts of assets and liabilities of the disposal group classified as discontinued operations were immaterial for the years ended March 31, 2005 and 2006.

5. FINANCE RECEIVABLES

Finance receivables as of March 31, 2006 and 2007 are comprised primarily of lease receivables and installment loans.

Ricoh's products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary, and to overseas customers primarily through certain overseas subsidiaries. These leases are accounted for as sales-type leases in conformity with SFAS 13. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh's lease receivables as of March 31, 2006 and 2007 is as follows:

                                                                    Thousands of
                                                  Millions of Yen   U.S. Dollars
                                                ------------------  ------------
                                                  2006      2007        2007
--------------------------------------------------------------------------------
Minimum lease payments receivable                603,698   636,174  $ 5,391,305
Estimated non-guaranteed residual value            4,144     5,000       42,373
Unearned income                                  (50,797)  (52,341)    (443,568)
Allowance for doubtful receivables               (15,023)  (12,520)    (106,102)
--------------------------------------------------------------------------------
Lease receivables, net                           542,022   576,313    4,884,008
--------------------------------------------------------------------------------
Less - Current portion of lease receivable, net (177,414) (191,529)  (1,623,127)
--------------------------------------------------------------------------------
Amounts due after one year, net                  364,608   384,784  $ 3,260,881
================================================================================

As of March 31, 2007, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:

                                                                   Thousands of
Years ending March 31                              Millions of Yen U.S. Dollars
-------------------------------------------------------------------------------
2008                                                   210,959      $1,787,788
2009                                                   172,541       1,462,212
2010                                                   130,468       1,105,661
2011                                                    79,963         677,653
2012                                                    32,718         277,271
2013 and thereafter                                      9,525          80,720
-------------------------------------------------------------------------------
Total                                                  636,174      $5,391,305
===============================================================================

Ricoh Leasing Company, Ltd. has also extended certain other types of loans as part of its business activity, which are primarily residential housing loans to current and former employees in Japan secured by the underlying real estate properties. Loan terms range from 15 years to 30 years with monthly repayments. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2006 and 2007 was Yen 52,295 million and Yen 52,648 million ($446,169 thousand), respectively. The current portion of loans receivable was Yen 1,468 million and Yen 1,559 million ($13,212 thousand), respectively, as of March 31, 2006 and 2007, and was included in short-term finance receivables, net in the accompanying consolidated balance sheets. Loan activity for the years ended March 31, 2005, 2006 and 2007 is as follows:

                                                                   Thousands of
                                                Millions of Yen    U.S. Dollars
                                              -------------------- ------------
                                               2005   2006   2007      2007
-------------------------------------------------------------------------------
Extension of new loans                        12,456 12,657 11,883   $100,703
Repayment of outstanding loans                13,001 10,495 11,621     98,483
===============================================================================

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

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the years ended
March 31, 2006 and 2007 are as follows:

                                                       2006          2007
-------------------------------------------------------------------------------
Expected credit losses                             0.35% - 0.50% 0.50% - 0.65%
Discount rate                                      2.00% - 3.00% 2.00% - 3.00%
Annual prepayment rate                             5.07% - 5.33% 5.07% - 5.33%
==============================================================================

The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2007 are presented below.

                                                                   Thousands of
                                                   Millions of Yen U.S. Dollars
                                                   --------------- ------------
                                                        2007           2007
-------------------------------------------------------------------------------
Carrying value of retained interests (included in
  lease deposits and other in the consolidated
  balance sheet)                                        5,888        $49,898
Expected credit losses:
   +10%                                                   (46)          (390)
   +20%                                                   (92)          (780)
Discount rate:
   +10%                                                   (22)          (186)
   +20%                                                   (44)          (373)
Annual prepayment rate:
   +10%                                                  (415)        (3,517)
   +20%                                                  (831)        (7,042)
===============================================================================

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

The following table summarizes certain cash flows received from and paid to the special purpose entities for all securitization activity for the years ended March 31, 2005, 2006 and 2007:

                                                                  Thousands of
                                                 Millions of Yen  U.S. Dollars
                                                ----------------- ------------
                                                2005  2006  2007      2007
------------------------------------------------------------------------------
 Servicing fees received                           22    22    21   $   178
 Repurchases of delinquent or ineligible assets 4,060 2,575 2,776    23,525
==============================================================================

The components of all receivables managed and securitized, amounts of delinquencies and the components of net credit losses as of March 31, 2006 and 2007, and for the years then ended, are as follows:

                                                         Millions of Yen
                        ---------------------------------------------------------------------------------
                                          2006                                     2007
                        ---------------------------------------- ----------------------------------------
                                          Principal                                Principal
                                          amount of                                amount of
                        Total principal  receivables             Total principal  receivables
                           amount of     4 months or  Net credit    amount of     4 months or  Net credit
                          receivables   more past due   losses     receivables   more past due   losses
---------------------------------------------------------------------------------------------------------
Principal amount
  outstanding               601,594          919        2,401        633,324         1,619       2,808

     Less--Receivables
     securitized            (44,549)                                 (44,491)
                            -------                                  -------
Receivables held in
  portfolio                 557,045                                  588,833
=========================================================================================================

                                                                        Thousands of U.S. Dollars
                                                                                   2007
                                                                ----------------------------------------
                                                                                   Principal
                                                                                   amount of
                                                                 Total principal  receivables
                                                                   amount of     4 months or  Net credit
                                                                    receivables   more past due   losses
--------------------------------------------------------------------------------------------------------
Principal amount
  outstanding                                                     $5,367,153       $13,720     $23,797

     Less--Receivables
     securitized                                                    (377,042)
                                                                  ----------
Receivables held in
  portfolio                                                       $4,990,110
========================================================================================================

6. SECURITIES

Marketable securities and investment securities as of March 31, 2006 and 2007 consist of the following:

                                                             Thousands of
                                             Millions of Yen U.S. Dollars
                                             --------------- ------------
                                              2006    2007       2007
        -----------------------------------------------------------------
        Marketable securities:
           Available-for-sale securities        162     177    $  1,500
        -----------------------------------------------------------------
        Investment securities:
           Available-for-sale securities     29,934  70,362    $596,288
           Non-marketable equity securities   6,485   4,474      37,915
        -----------------------------------------------------------------
                                             36,419  74,836    $634,203
        =================================================================

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2006 and 2007 are as follows:

                                                 Millions of Yen
                 ----------------------------------------------------------------------------------------
                                  2006                                    2007
                 --------------------------------------- ------------------------------------------------
                          Gross      Gross                        Gross      Gross
                        unrealized unrealized                   unrealized unrealized
                         holding    holding                      holding    holding
                  Cost    gains      losses   Fair value  Cost    gains      losses   Fair value   Cost
---------------------------------------------------------------------------------------------------------
Current:
   Corporate
     debt
     securities     161        -        -          161      176        -        -          176   $  1,492
   Other              1        -        -            1        1        -        -            1          8
---------------------------------------------------------------------------------------------------------
                    162        -        -          162      177        -        -          177   $  1,500
=========================================================================================================
Non-current:
   Equity
     securities   8,034   15,716       37       23,713   49,261   14,991      142       64,110   $417,466
   Corporate
     debt
     securities   6,000       50        -        6,050    6,000       10        -        6,010     50,847
Other               171        0        0          171      242        -        -          242      2,051
---------------------------------------------------------------------------------------------------------
                 14,205   15,766       37       29,934   55,503   15,001      142       70,362   $470,364
=========================================================================================================

                      Thousands of U.S. Dollars
                 ---------------------------------
                               2007
                 ---------------------------------
                   Gross      Gross
                 unrealized unrealized
                  holding    holding
                   gains      losses   Fair value
--------------------------------------------------
Current:
   Corporate
     debt
     securities   $      -    $    -    $  1,492
   Other                 -         -           8
--------------------------------------------------
                  $      -    $    -    $  1,500
==================================================
Non-current:
   Equity
     securities   $127,042    $1,203    $543,305
   Corporate
     debt
     securities         85         -      50,932
Other                    -         -       2,051
--------------------------------------------------
                  $127,127    $1,203    $596,288
==================================================

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2007 are as follows:

                                                  Millions of Yen
                                         ---------------------------------------
                                         Less than 12 months 12 months or longer
                                         ------------------- -------------------
                                                   Gross               Gross
                                                 unrealized          unrealized
                                         Fair     holding    Fair     holding
                                         value     losses    value     losses
     ---------------------------------------------------------------------------
     2007:
        Noncurrent:
            Available-for-sale:
               Equity securities          752       142        -         -
     ===========================================================================

                                             Thousands of U.S. Dollars
                                         ---------------------------------------
                                         Less than 12 months 12 months or longer
                                         ------------------- -------------------
                                                   Gross               Gross
                                                 unrealized          unrealized
                                         Fair     holding    Fair     holding
                                         value     losses    value     losses
     ---------------------------------------------------------------------------
     2007:
        Noncurrent:
            Available-for-sale:
               Equity securities         $6,373    $1,203     $-        $ -
     ===========================================================================

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2007, regardless of their balance sheet classification, are as follows:

                                                               Thousands of
                                            Millions of Yen    U.S. Dollars
                                            --------------- ------------------
                                                    Fair
                                            Cost    value    Cost   Fair value
      ------------------------------------------------------------------------
      Due within one year                     176     176   $ 1,492  $ 1,492
      Due after one year through five years 6,000   6,010    50,847   50,932
      ------------------------------------------------------------------------
                                            6,176   6,186   $52,339  $52,424
      ========================================================================

Proceeds from the sales of available-for-sale securities were Yen 118,120 million, Yen 141,620 million and Yen 96,087 million ($814,297 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

The realized gains on the sales of available-for-sale securities for the year ended March 31, 2006 was Yen 1,053 million. There were no significant realized gains of available-for-sale securities for the years ended March 31, 2005 and 2007. There were no significant realized losses of available-for-sale securities for the years ended March 31, 2005, 2006 and 2007.

Effective October 1, 2005, UFJ Holdings, Inc. ("UFJ") and Mitsubishi Tokyo Financial Group, Inc. completed a merger, in which the UFJ shares of common stock owned by the Company were exchanged for shares of common stock of the newly merged entity, Mitsubishi UFJ Financial Group, Inc. ("MUFG"). As a result of this merger and common stock exchange, Ricoh recognized a gain on securities of Yen 992 million between the cost of UFJ shares surrendered and the current market value of MUFG shares in "Other, net" as other (income) expenses on its consolidated statements of income for the year ended March 31, 2006.

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Included in these companies is SINDO RICOH CO., LTD., a 20.0% owned affiliate. The common stock of this company is publicly traded. The carrying value of the investment in this company was equal to its underlying book value and amounted to Yen 12,212 million and Yen 13,816 million ($117,085 thousand) as of March 31, 2006 and 2007, respectively. The quoted market value of Ricoh's investment in this company was Yen 13,635 million ($115,551 thousand) as of March 31, 2007.

Ricoh's equity in the underlying net book values of the other 20% to 50% owned companies is approximately equal to their individual carrying values of Yen 39,816 million and Yen 1,792 million ($15,186 thousand) at March 31, 2006 and 2007, respectively.

On July 1, 2006, "Coca-Cola West Japan Co., Ltd. (former affiliate company)" and "Kinki Coca-Cola Bottling Co., Ltd (former unrelated company)." established a joint holding company "Coca-Cola West Holdings Co., Ltd."

As a result, proportion of ownership interest of Coca-Cola West Holdings Co., Ltd. by Ricoh decreased under 20% and according to Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," Ricoh excluded the Coca-Cola West Holdings Co., Ltd from affiliate company on October 1, 2006. Since then, assets, liabilities and operations of Coca-Cola West Holdings Co., Ltd. have been excluded from the accompany consolidated financial statements.

Summarized financial information for all affiliates as of March 31, 2006 and 2007 and for the years ended March 31, 2005, 2006 and 2007 is as follows:

                                                         Thousands of
                                         Millions of Yen U.S. Dollars
                                         --------------  ------------
FINANCIAL POSITION                         2006    2007      2007
---------------------------------------------------------------------
Assets:
   Current assets                        112,312  63,626   $539,203
   Other assets                          174,529  20,791    176,195
---------------------------------------------------------------------
                                         286,841  84,417   $715,398
=====================================================================
Liabilities and shareholders'
  investment:
   Current liabilities                    29,084  10,217   $ 86,585
   Other liabilities                      20,335   3,399     28,805
   Shareholders' investment              237,422  70,801    600,008
---------------------------------------------------------------------
                                         286,841  84,417   $715,398
=====================================================================

                                                         Thousands of
                                     Millions of Yen     U.S. Dollars
                                 ----------------------- ------------
OPERATIONS                         2005    2006    2007       2007
---------------------------------------------------------------------
   Sales                          330,362 320,537 193,753  $1,641,975
   Costs and expenses             315,729 309,164 186,199   1,577,958
---------------------------------------------------------------------
   Net income                      14,633  11,373   7,554  $   64,017
=====================================================================

The significant transactions of Ricoh with these affiliates for the years ended March 31, 2005, 2006 and 2007, and the related account balances at March 31, 2006 and 2007 are summarized as follows:

                                                         Thousands of
                                      Millions of Yen    U.S. Dollars
                                    -------------------- ------------
                                      2005   2006   2007      2007
---------------------------------------------------------------------
Transactions:
   Sales                              19,365 20,205 16,158   $136,932
   Purchases                          27,286 25,617 28,993    245,703
   Dividend income                     1,154  1,175    828      7,017
=====================================================================

Unrealized profits regarding the above transactions were eliminated in the consolidated financial statements.

                                                        Thousands of
                                        Millions of Yen U.S. Dollars
                                        --------------- ------------
                                            2006    2007        2007
--------------------------------------------------------------------
Account balances:
   Receivables                             3,493   3,541     $30,008
   Payables                                2,706   2,611      22,127
====================================================================

As of March 31, 2007, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of Yen 46,667 million ($395,483 thousand). This amount included undistributed earnings of Yen 35,104 million ($297,492 thousand) of Coca-Cola West Holdings Co., Ltd. as of September 30, 2006, the date that Ricoh ceased using the equity method.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization is as follows:

                                                                    Millions of Yen
                                   ---------------------------------------------------------------------------------
                                                     2006                                     2007
                                   ---------------------------------------- ----------------------------------------
                                   Gross carrying Accumulated  Net carrying Gross carrying Accumulated  Net carrying
                                       amount     amortization    amount        amount     amortization    amount
--------------------------------------------------------------------------------------------------------------------
Other intangible assets subject to
  amortization:
   Software                            89,331       (43,593)      45,738       100,903       (55,659)      45,244
   Trade name and customer base        30,799       (11,994)      18,805        34,306       (15,286)      19,020
   Other                               22,074        (8,940)      13,134        28,260       (11,923)      16,337
                                      -------       -------       ------       -------       -------       ------
   Total                              142,204       (64,527)      77,677       163,469       (82,868)      80,601
Other intangible assets not
  subject to amortization                                          1,498                                    1,324
                                                                  ------                                   ------
Total other intangible assets                                     79,175                                   81,925
====================================================================================================================

                                                                                 Thousands of U.S. Dollars
                                                                            ----------------------------------------
                                                                                             2007
                                                                            ----------------------------------------
                                                                            Gross carrying Accumulated  Net carrying
                                                                                 amount    amortization    amount
--------------------------------------------------------------------------------------------------------------------
Other intangible assets subject to
  amortization:
   Software                                                                   $  855,110    $(471,686)  $383,424
   Trade name and customer base                                                  290,729     (129,542)   161,186
   Other                                                                         239,492     (101,042)   138,449
                                                                              ----------    ---------   --------
   Total                                                                       1,385,331     (702,271)   683,059
Other intangible assets not
  subject to amortization                                                                                 11,220
                                                                                                        --------
Total other intangible assets                                                                           $694,280
====================================================================================================================

Gross carrying amount of software was increased for the year ended March 31, 2007 mainly due to the capitalization of costs to develop back-office information systems.

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2005, 2006 and 2007 was Yen 11,327 million, Yen 16,624 million and Yen 17,200 million
($145,763 thousand). The future amortization expense for each of the next five years relating to intangible assets currently recorded in the consolidated balance sheets is estimated to be the following at March 31, 2007:

                                               Millions Thousands of
           Years ending March 31                of Yen  U.S. Dollars
           ---------------------------------------------------------
              2008                              18,282    $154,932
              2009                              16,001     135,602
              2010                              10,293      87,229
              2011                               7,299      61,856
              2012                               5,497      46,585
           =========================================================

The changes in the carrying amounts of goodwill for the year ended March 31, 2006 and 2007, are as follows:

                                                            Thousands of
                                            Millions of Yen U.S. Dollars
                                            --------------- ------------
                                             2006    2007       2007
          --------------------------------------------------------------
          Balance at beginning of year      47,502  51,934    $440,119
          Goodwill acquired during the year  1,783  20,172     170,949
          Goodwill sold during the year         --     608       5,153
          --------------------------------------------------------------
          Foreign exchange impact            2,649     550       4,661
          --------------------------------------------------------------
          Balance at end of year            51,934  72,048    $610,576
          ==============================================================

As of March 31, 2007, all of the carrying value of goodwill was allocated to the Office Solutions segment.

9. INCOME TAXES

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2005, 2006 and 2007 are as follows:

                                                                                 Thousands of
                                                            Millions of Yen      U.S. Dollars
                                                       ------------------------  ------------
                                                        2005     2006     2007       2007
---------------------------------------------------------------------------------------------
Income from continuing operations before income
  taxes, minority interests and equity in
  earnings of affiliates:
       Domestic                                         84,162 105,785  107,749   $  913,127
       Foreign                                          46,821  46,981   66,770      565,847
---------------------------------------------------------------------------------------------
                                                       130,983 152,766  174,519   $1,478,975
=============================================================================================
Provision for income taxes:
   Current:
       Domestic                                         28,079  43,584   47,530   $  402,797
       Foreign                                          11,200  17,273   18,993      160,958
---------------------------------------------------------------------------------------------
                                                        39,279  60,857   66,523      563,754
=============================================================================================
   Deferred:
       Domestic                                          6,945  (2,178)    (741)      (6,280)
       Foreign                                           2,616  (2,514)  (1,456)     (12,339)
---------------------------------------------------------------------------------------------
                                                         9,561  (4,692)  (2,197)     (18,619)
---------------------------------------------------------------------------------------------
Consolidated provision for income taxes                 48,840  56,165   64,326   $  545,136
=============================================================================================

Total income taxes are allocated as follows:

                                                                                     Thousands of
                                                                  Millions of Yen    U.S. Dollars
                                                               --------------------  ------------
                                                                2005   2006   2007       2007
-------------------------------------------------------------------------------------------------
Provision for income taxes relating to continuing operations   48,840 56,165 64,326    $545,136
Provision for income taxes relating to discontinued operations  1,794  1,398  4,196      35,559
Shareholders' investment:
   Foreign currency translation adjustments                     3,378  1,266    (50)       (424)
   Unrealized gains on securities                                 407  2,472     25         212
   Unrealized gains (losses) on derivatives                        97     27   (128)     (1,085)
   Minimum pension liability adjustments                          129  5,195    693       5,873
   Adjustment to initially apply SFAS 158                           -      -  1,066       9,034
-------------------------------------------------------------------------------------------------
                                                               54,645 66,523 70,128    $594,305
=================================================================================================

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax approximately 8%, which in the aggregate resulted in the normal statutory tax rate of approximately 41%. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2005, 2006 and 2007 as a result of the following:

                                                                                     2005 2006 2007
---------------------------------------------------------------------------------------------------
Normal statutory tax rate                                                             41%  41%  41%
Nondeductible expenses                                                                 1    0    0
Tax benefits not recognized on operating losses of certain consolidated subsidiaries   1    2    1
Utilization of net operating loss carryforward not previously recognized              (3)  (2)  (1)
Tax credit for increased research and development expense                             (3)  (4)  (3)
Other, net                                                                             0    0   (1)
---------------------------------------------------------------------------------------------------
Effective tax rate                                                                    37%  37%  37%
===================================================================================================

Nondeductible expenses include directors' bonuses and entertainment expenses.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred tax assets and liabilities as of March 31, 2006 and 2007 are as follows:

                                                              Thousands of
                                             Millions of Yen  U.S. Dollars
                                             ---------------  ------------
                                              2006     2007       2007
     ---------------------------------------------------------------------
     Assets:
        Accrued expenses                     21,417   22,622   $ 191,712
        Property, plant and equipment         3,014    7,197      60,992
        Accrued pension and severance costs  30,888   25,139     213,042
        Net operating loss carryforwards      4,941    9,574      81,136
        Other                                29,601   32,813     278,076
     ---------------------------------------------------------------------
                                             89,861   97,345     824,958
        Less--Valuation allowance            (8,197) (12,399)   (105,076)
     ---------------------------------------------------------------------
                                             81,664   84,946   $ 719,881
     =====================================================================

                                                                                          Thousands of
                                                                         Millions of Yen  U.S. Dollars
                                                                        ----------------  ------------
                                                                          2006     2007       2007
------------------------------------------------------------------------------------------------------
Liabilities:
   Sales-type leases                                                     (6,460)  (6,463)  $ (54,771)
   Undistributed earnings of foreign subsidiaries and affiliates, etc.  (18,618) (21,170)   (179,407)
   Net unrealized holding gains on available-for-sale securities         (6,613)  (5,664)    (48,000)
   Basis difference of acquired intangible assets                        (9,372)  (8,358)    (70,831)
   Other                                                                (13,498)  (7,506)    (63,610)
------------------------------------------------------------------------------------------------------
                                                                        (54,561) (49,161)  $(416,619)
======================================================================================================
Net deferred tax assets                                                  27,103   35,785   $ 303,263
======================================================================================================

Net deferred tax assets as of March 31, 2006 and 2007 are included in the consolidated balance sheets as follows:

                                                                   Thousands of
                                                  Millions of Yen  U.S. Dollars
                                                 ----------------  ------------
                                                   2006     2007       2007
-------------------------------------------------------------------------------
Deferred income taxes and other (Current Assets)  40,632   44,682   $ 378,661
Lease deposits and other (Non-current Assets)     38,053   35,652     302,136
Accrued expenses and other (Current Liabilities)    (208)    (366)     (3,102)
Deferred income taxes (Long-Term Liabilities)    (51,374) (44,183)   (374,432)
-------------------------------------------------------------------------------
                                                  27,103   35,785   $ 303,263
===============================================================================

The net changes in the total valuation allowance for the years ended March 31, 2005 , 2006 and 2007 were a decrease of Yen 1,931 million , an increase of Yen 1,118 million and an increase of Yen 4,202 million ($35,610 thousand), respectively. The increase for the year ended March 31, 2007 included an increase Yen 1,463 million ($12,398 thousand) resulting from deferred tax assets from acquisitions. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

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

As of March 31, 2007, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately Yen 27,289 million ($231,263 thousand) which were available to reduce future income taxes, if any. Approximately Yen 1,911 million ($16,195 thousand) of the operating losses will expire within 3 years and Yen 9,410 million ($79,746 thousand) will expire within 4 years to 7 years. The remainder principally have an indefinite carryforward period.

Ricoh has not recognized a deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of Yen 215,390 million ($1,825,339 thousand) as of March 31, 2007 because Ricoh considers these earnings to be permanently reinvested. Calculation of related unrecognized deferred tax liability is not practicable.

10. SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2006 and 2007 consist of the following:

                                   Weighted average                 Thousands of
                                   interest rate    Millions of Yen U.S. Dollars
                                   ---------------  --------------- ------------
                                   2006     2007     2006    2007       2007
--------------------------------------------------------------------------------
Borrowings, principally from banks 3.8%     2.4%    16,056  21,682    $183,746
Commercial paper                   3.1      3.7     66,464  69,991     593,144
--------------------------------------------------------------------------------
                                                    82,520  91,673    $776,890
================================================================================

These short-term borrowings included borrowings, principally from banks and commercial paper denominated in foreign currencies amounting to Yen 55,212 million and Yen 57,480 million ($487,119 thousand) as of March 31, 2006 and 2007, respectively.

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institutions hold the issuing programs of commercial paper and medium-term notes. Ricoh had aggregate lines of credit of Yen 801,630 million and Yen 806,526 million ($6,834,966 thousand) as of March 31, 2006 and 2007, respectively. Unused lines of credit amounted to Yen 703,949 million and Yen 693,791 million ($5,879,585 thousand) as of March 31, 2006 and 2007, respectively, of which Yen 252,843 million and Yen 237,854 million ($2,015,712 thousand) related to commercial paper and Yen 154,458 million and Yen 129,855 million ($1,100,466 thousand) related to medium-term notes programs at prevailing interest rates and the unused portion is available for immediate borrowings.

11. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2006 and 2007 consists of the followings:

                                                               Thousands of
                                             Millions of Yen   U.S. Dollars
                                            -----------------  ------------
                                              2006      2007       2007
    -----------------------------------------------------------------------
    Bonds:
       0.87%, straight bonds, payable
         in yen, due March 2007               35,000        -   $        -
       1.34%, straight bonds, payable
         in yen, due March 2009               25,000   25,000      211,864
       0.73%, straight bonds, payable
         in yen, due June 2006 issued
         by a consolidated subsidiary         10,000        -            -
       0.70%, straight bonds, payable
         in yen, due June 2007 issued
         by a consolidated subsidiary         10,000   10,000       84,746
       2.10%, straight bonds, payable
         in yen, due October 2009
         issued by a consolidated
         subsidiary                           10,000   10,000       84,746
       1.11%, straight bonds, payable
         in yen, due March 2010 issued
         by a consolidated subsidiary         10,000   10,000       84,746
       1.30%, straight bonds, payable
         in yen, due December 2010
         issued by a consolidated
         subsidiary                                -    9,999       84,737
       Euro Yen Zero Coupon
         Convertible Bonds,
         due December 2011                         -   55,256      468,271
       Medium-term notes, 0.17%
         weighted average, due through
         2015 issued by a consolidated
         subsidiary                           10,000        -            -
    -----------------------------------------------------------------------
           Total bonds                       110,000  120,255    1,019,110
    -----------------------------------------------------------------------
    Unsecured loans-
       Banks and insurance companies,
         1.48% weighted average, due
         through 2012                        183,956  200,983    1,703,246
    -----------------------------------------------------------------------
    Secured loans-
       Banks, insurance companies and
         other financial institution,
         0.83% weighted average, due
         through 2013                            795      597        5,059
    -----------------------------------------------------------------------
    Capital lease obligations (see
      Note 2(j))                               3,453    1,623       13,754
    -----------------------------------------------------------------------
           Total                             298,204  323,458    2,741,169
    SFAS 133 fair value adjustment               553      517        4,381
    Less- Current maturities included
      in current liabilities                (103,131) (87,174)    (738,763)
    -----------------------------------------------------------------------
                                             195,626  236,801   $2,006,788
    =======================================================================

Secured loans are collateralized by land, buildings and lease receivables with a book value of Yen 3,186 million ($27,000 thousand) as of March 31, 2007.

All bonds outstanding as of March 31, 2007 are redeemable at the option of Ricoh at 100% of the principal amounts under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh presently is in compliance with such covenants as of March 31, 2007.

The Company issued Euro Yen Zero Coupon Convertible Bonds of Yen 55,275 million ($468,432 thousand) in December 2006. Bondholders are able to acquire common stock under certain circumstances. As of March 31, 2007, the conversion price was Yen 2,800 per share and 19,741 thousand shares would have been issued on conversion of all convertible debt. The conversion price shall be adjusted for certain events such as a stock split, consolidation of stock or issuance of stock at less than the current market price of the shares.

As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that the banks may request additional security for these loans if there is reasonable and probable cause and may treat any security furnished to the banks as well as cash deposited as security for all present and future indebtedness. Ricoh has never been requested to submit such additional security.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2007 are as follows:

                                                                   Thousands of
Years ending March 31                              Millions of Yen U.S. Dollars
-------------------------------------------------------------------------------
2008                                                    87,147      $  738,534
2009                                                    77,521         656,958
2010                                                    70,149         594,483
2011                                                    21,780         184,576
2012                                                    66,571         564,161
2013 and thereafter                                        290           2,458
-------------------------------------------------------------------------------
Total                                                  323,458      $2,741,169
===============================================================================

12. PENSION AND RETIREMENT ALLOWANCE PLANS

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

On March 31, 2007, Ricoh adopted the recognition and disclosure provisions of SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," for the measurement of pension liabilities. Under SFAS 158, Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans in the consolidated balance sheets as of March 31, 2007, with a corresponding adjustment in initially applying SFAS 158 to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the unrecognized net actuarial loss, unrecognized prior service cost, and unrecognized transition obligations, all of which were previously netted against the plans' funded status in the consolidated balance sheets pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Ricoh's historical accounting policy for amortizing such amounts. Furthermore, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of total net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS 158.

The changes in the consolidated balance sheets as of March 31, 2007 arising from the adoption of SFAS 158 are set out below:

                                               Millions of Yen
                               ------------------------------------------------
                               Before application             After application
                                  of SFAS 158     Adjustments    of SFAS 158
-------------------------------------------------------------------------------
Lease deposits and other             97,645            710          98,355
Net deferred tax assets              36,287           (502)         35,785
Accrued expenses and other          138,946          4,414         143,360
Accrued pension and severance
  costs                              99,681           (653)         99,028
Minority interests                   57,689           (820)         56,869
Accumulated other
  comprehensive income               29,731         (2,733)         26,998
===============================================================================

                                          Thousands of U.S. Dollars
                               ------------------------------------------------
                               Before application             After application
                                  of SFAS 158     Adjustments    of SFAS 158
-------------------------------------------------------------------------------
Lease deposits and other           $  827,500      $  6,017      $  833,517
Net deferred tax assets               307,517        (4,254)        303,263
Accrued expenses and other          1,177,508        37,407       1,214,915
Accrued pension and severance
  costs                               844,754        (5,534)        839,220
Minority interests                    488,890        (6,949)        481,941
Accumulated other
  comprehensive income                251,958       (23,161)        228,797
===============================================================================

The changes in the benefit obligations and plan assets of the pension plans for the years ended March 31, 2006 and 2007 are as follows:

                                                               Thousands of
                                           Millions of Yen     U.S. Dollars
                                       ----------------------  ------------
                                          2006        2007         2007
---------------------------------------------------------------------------
Change in benefit obligations:
   Benefit obligations at beginning
     of year                              343,623     368,813   $3,125,534
   Service cost                            14,691      15,687      132,941
   Interest cost                           10,192      11,121       94,246
   Plan participants' contributions           517         682        5,780
   Actuarial loss                          10,437         963        8,161
   Settlement                                (654)       (142)      (1,203)
   Benefits paid                          (14,408)    (16,473)    (139,602)
   Foreign exchange impact                  4,415       9,817       83,195
   Benefit obligations assumed in
     connection with business
     acquisition                                -       7,503       63,585
---------------------------------------------------------------------------
   Benefit obligations at end of year     368,813     397,971   $3,372,636
---------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at
     beginning of year                    237,500     294,936   $2,499,458
   Actual return on plan assets            49,560       6,889       58,381
   Employer contribution                   13,853      14,725      124,788
   Plan participants' contributions           517         682        5,780
   Settlement                                   -         (57)        (483)
   Benefits paid                           (9,855)    (10,924)     (92,576)
   Foreign exchange impact                  3,361       7,957       67,432
   Plan assets acquired in connection
     with business acquisition                  -       6,372       54,000
---------------------------------------------------------------------------
   Fair value of plan assets at end
     of year                              294,936     320,580   $2,716,780
---------------------------------------------------------------------------
Funded status                             (73,877)    (77,391)  $ (655,856)
===========================================================================

Amounts recognized in the consolidated balance sheet as of March 31, 2007 consist of:

                                                                   Thousands of
                                                   Millions of Yen U.S. Dollars
-------------------------------------------------------------------------------
Lease deposits and other                                25,161      $ 213,229
Accrued expenses and other                              (4,414)       (37,407)
Accrued pension and severance costs                    (98,138)      (831,678)
-------------------------------------------------------------------------------
Net amount recognized                                  (77,391)     $(655,856)
===============================================================================

Amounts recognized in accumulated other comprehensive income as of March 31, 2007 consist of:

                                                                   Thousands of
                                                   Millions of Yen U.S. Dollars
-------------------------------------------------------------------------------
Net actuarial loss                                      64,990      $ 550,763
Prior service cost                                     (50,232)      (425,695)
Net asset at transition, net of amortization               (82)          (695)
-------------------------------------------------------------------------------
Net amount recognized                                   14,676      $ 124,373
===============================================================================

The funded status as of March 31, 2006, reconciled to the net amount recognized in the consolidated balance sheet at that date, is summarized as follows:

                                                        Millions of Yen
-----------------------------------------------------------------------
Funded status                                               (73,877)
Unrecognized net actuarial loss                              64,714
Unrecognized prior service cost                             (54,212)
Unrecognized net asset at transition, net of amortization      (533)
-----------------------------------------------------------------------
Net amount recognized                                       (63,908)
=======================================================================

Amounts recognized in the consolidated balance sheet as of March 31, 2006 consist of:

                                                        Millions of Yen
-----------------------------------------------------------------------
Prepaid benefit cost                                         18,170
Accrued benefit liability                                   (94,765)
Intangible assets                                                55
Accumulated other comprehensive income (loss)                12,632
-----------------------------------------------------------------------
Net amount recognized                                       (63,908)
=======================================================================

The accumulated benefit obligations are as follows:

                                                            Thousands of
                                            Millions of Yen U.S. Dollars
                                            --------------- ------------
                                             2006    2007       2007
------------------------------------------------------------------------
Accumulated benefit obligations             354,060 376,203  $3,188,161
========================================================================

Weighted-average assumptions used to determine benefit obligations as of March 31, 2006 and 2007 are as follows:

                                                              2006  2007
------------------------------------------------------------------------
Discount rate                                                 2.8%  3.1%
Rate of compensation increase                                 5.4%  5.3%
========================================================================

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2005, 2006 and 2007 are as follows:

                                                        2005  2006  2007
------------------------------------------------------------------------
Discount rate                                           2.9%  3.0%  2.8%
Rate of compensation increase                           5.3%  5.0%  5.4%
Expected long-term return on plan assets                2.9%  3.2%  3.1%
========================================================================

The net periodic benefit costs of the pension plans for the years ended March 31, 2005, 2006 and 2007 consist of the following components:

                                                       Thousands of
                                   Millions of Yen     U.S. Dollars
                               ----------------------  ------------
                                2005    2006    2007       2007
-------------------------------------------------------------------
Service cost                   14,762  14,691  15,687    $132,941
Interest cost                   9,218  10,192  11,121      94,246
Expected return on plan assets (6,571) (7,645) (9,186)    (77,847)
Net amortization                1,648   1,833  (1,420)    (12,034)
Settlement benefit               (980)   (140)    (18)       (153)
-------------------------------------------------------------------
Total net periodic pension
  cost                         18,077  18,931  16,184    $137,153
===================================================================

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                         Thousands of
                                         Millions of Yen U.S. Dollars
                                         --------------- ------------
                                          2006    2007       2007
---------------------------------------------------------------------
Plans with projected benefit
  obligations in excess of plan assets:
   Projected benefit obligations         222,095 240,593  $2,038,924
   Fair value of plan assets             129,327 150,746   1,277,508
Plans with accumulated benefit
  obligations in excess of plan assets:
   Accumulated benefit obligations       190,144 221,023  $1,873,076
   Fair value of plan assets             118,214 145,278   1,231,169
=====================================================================

Ricoh's benefit plan asset allocation as of March 31, 2006 and 2007 are as follows:

                                                    2006   2007
----------------------------------------------------------------
Equity securities                                   51.7%  51.5%
Debt securities                                     21.1%  17.0%
Life insurance company general accounts             20.5%  24.2%
Other                                                6.7%   7.3%
----------------------------------------------------------------
Total                                              100.0% 100.0%
================================================================

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial as of March 31, 2006 and 2007.

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

Ricoh expects to contribute Yen 13,990 million ($118,559 thousand) to its pension plans for the year ending March 31, 2008. The estimated net actuarial loss, prior service cost and net asset at transition for Ricoh's pension fund plans that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next fiscal year are Yen 3,666 million ($31,068 thousand), Yen (3,906) million ($(33,102) thousand) and Yen
(82) million ($(695) thousand), respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                                   Millions of Thousands of
Years ending March 31                                  Yen     U.S. Dollars
---------------------------------------------------------------------------
2008                                                  18,520     $156,949
2009                                                  19,077      161,670
2010                                                  20,158      170,831
2011                                                  19,013      161,127
2012                                                  19,313      163,670
2013- 2017                                           104,154      882,661
===========================================================================

Employees of certain domestic subsidiaries not covered by the employee's pension fund ("EPF") plan are primarily covered by unfunded retirement allowances plans. The retirement allowances system for executives of Ricoh, fixed remuneration, which had applied to Directors and Corporate Auditors, was abolished at the closing of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007. On the abolishment, the Company will pay incumbent Directors and Corporate Auditors final retirement allowances corresponding to their tenures through the above Ordinary General Meeting of Shareholders in accordance with the standards prescribed by the Company.

13. SHAREHOLDERS' INVESTMENT

The Corporation Law of Japan provides that an amount equal to 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as additional paid-in capital or legal reserve. No further appropriation is required when the total amount of the additional paid-in capital and legal reserve equals to 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Legal reserves included in retained earnings as of March 31, 2006 and 2007 were Yen
17,156 million and Yen 17,318 million ($146,763 thousand), respectively, and are restricted from being used as dividends.

The Corporation Law of Japan requires a company to obtain the approval of shareholders for transferring on amount between common stock and additional paid-in capital. The Law also permits a company to transfer an amount of common stock or additional paid-in capital to retained earnings in principle upon approval of shareholders.

Semiannual cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the Ordinary General Meeting of Shareholders held on June 27, 2007, the shareholders approved the declaration of a cash dividend (Yen 15 per share) on the common stock totaling Yen 10,950 million ($92,797 thousand), which would be paid to shareholders of record as of March 31, 2007. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2007.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company's non-consolidated books and amounted to Yen 407,599 million ($3,454,229 thousand) as of March 31, 2007.

14. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

                                                      Millions of Yen
                                               -----------------------------
                                               Before-tax   Tax   Net-of-tax
                                                 amount   expense   amount
----------------------------------------------------------------------------
2005:
   Foreign currency translation adjustments      12,419   (3,378)    9,041
   Unrealized gains (losses) on securities:
       Unrealized holding gains (losses)
         arising during the year                  1,024     (347)      677
       Less- Reclassification adjustment
         for (gains) losses realized in
         net income                                 148      (60)       88
   Net unrealized gains (losses)                  1,172     (407)      765
   Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses)
         arising during the year                     45      (17)       28
       Less- Reclassification adjustment
         for (gains) losses realized in
         net income                                 193      (80)      113
   Net unrealized gains (losses)                    238      (97)      141
   Minimum pension liability adjustments            156     (129)       27
----------------------------------------------------------------------------
   Other comprehensive income (loss)             13,985   (4,011)    9,974
============================================================================
2006:
   Foreign currency translation adjustments      16,142   (1,266)   14,876
   Unrealized gains (losses) on securities:
       Unrealized holding gains (losses)
         arising during the year                  8,662   (3,308)    5,354
       Less- Reclassification adjustment
         for (gains) losses realized in
         net income                              (2,053)     836    (1,217)
   Net unrealized gains (losses)                  6,609   (2,472)    4,137
   Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses)
         arising during the year                   (527)     216      (311)
       Less- Reclassification adjustment
         for (gains) losses realized in
         net income                                 594     (243)      351
   Net unrealized gains (losses)                     67      (27)       40
   Minimum pension liability adjustments         12,204   (5,195)    7,009
----------------------------------------------------------------------------
   Other comprehensive income (loss)             35,022   (8,960)   26,062
============================================================================
2007:
   Foreign currency translation adjustments      24,724       50    24,774
   Unrealized gains (losses) on securities:
       Unrealized holding gains (losses)
         arising during the year                    197      (65)      132
       Less- Reclassification adjustment
         for (gains) losses realized in
         net income                                 (99)      40       (59)
   Net unrealized gains (losses)                     98      (25)       73
   Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses)
         arising during the year                   (749)     307      (442)
       Less- Reclassification adjustment
         for (gains) losses realized in
         net income                                 436     (179)      257
   Net unrealized gains (losses)                   (313)     128      (185)
   Minimum pension liability adjustments          1,663     (693)      970
----------------------------------------------------------------------------
   Other comprehensive income (loss)             26,172     (540)   25,632
============================================================================

                                                 Thousands of U.S. Dollars
                                               -----------------------------
                                               Before-tax   Tax   Net-of-tax
                                                 amount   expense   amount
----------------------------------------------------------------------------
2007:
   Foreign currency translation adjustments     $209,525  $   424   $209,949
   Unrealized gains (losses) on securities:
       Unrealized holding gains (losses)
         arising during the year                   1,669     (551)     1,119
       Less- Reclassification adjustment
         for (gains) losses realized in
         net income                                 (839)     339       (500)
   Net unrealized gains (losses)                     831     (212)       619
   Unrealized gains (losses) on derivatives:
       Unrealized holding gains (losses)
         arising during the year                  (6,347)   2,602     (3,746)
       Less- Reclassification adjustment
         for (gains) losses realized in
         net income                                3,695   (1,517)     2,178
   Net unrealized gains (losses)                  (2,653)   1,085     (1,568)
   Minimum pension liability adjustments          14,093   (5,873)     8,220
-----------------------------------------------------------------------------
   Other comprehensive income (loss)            $221,797  $(4,576)  $217,220
=============================================================================

Changes in accumulated other comprehensive income (loss) are as follows:

                                                                                                    Thousands
                                                                                                     of U.S.
                                                                               Millions of Yen       Dollars
                                                                          ------------------------  ---------
                                                                            2005     2006    2007     2007
-------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments:
   Beginning balance                                                      (19,411) (12,219)  2,657  $ 22,517
   Adjustment for change in fiscal year end of consolidated subsidiaries   (1,849)       -       -         -
   Change during the year                                                   9,041   14,876  24,774   209,949
-------------------------------------------------------------------------------------------------------------
   Ending balance                                                         (12,219)   2,657  27,431  $232,466
=============================================================================================================
Unrealized gains (losses) on securities:
   Beginning balance                                                        4,026    4,791   8,928  $ 75,661
   Change during the year                                                     765    4,137      73       619
-------------------------------------------------------------------------------------------------------------
   Ending balance                                                           4,791    8,928   9,001  $ 76,280
=============================================================================================================
Unrealized gains (losses) on derivatives:
   Beginning balance                                                          (24)     117     157  $  1,331
   Change during the year                                                     141       40    (185)   (1,568)
-------------------------------------------------------------------------------------------------------------
   Ending balance                                                             117      157     (28) $   (237)
=============================================================================================================
Minimum pension liability adjustments:
   Beginning balance                                                      (14,863) (14,652) (7,643) $(64,771)
   Adjustment for change in fiscal year end of consolidated subsidiaries      184        -       -         -
   Change during the year                                                      27    7,009     970     8,220
   Adjustment to initially apply SFAS 158                                       -        -   6,673    56,551
-------------------------------------------------------------------------------------------------------------
   Ending balance                                                         (14,652)  (7,643)      -  $      -
=============================================================================================================
Pension liability adjustments:
   Adjustment to initially apply SFAS 158                                       -        -  (9,406) $(79,712)
-------------------------------------------------------------------------------------------------------------
   Ending balance                                                               -        -  (9,406) $(79,712)
=============================================================================================================
Total accumulated other comprehensive income (loss)
   Beginning balance                                                      (30,272) (21,963)  4,099  $ 34,737
   Adjustment for change in fiscal year end of consolidated subsidiaries   (1,665)       -       -         -
   Change during the year                                                   9,974   26,062  25,632   217,220
   Adjustment to initially apply SFAS 158                                       -        -  (2,733)  (23,161)
-------------------------------------------------------------------------------------------------------------
   Ending balance                                                         (21,963)   4,099  26,998  $228,797
=============================================================================================================

15. PER SHARE DATA

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income is as follows:

                                                                Thousands of shares
                                                              -----------------------
                                                               2005    2006    2007
-------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding 738,160 733,434 729,745
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds -
Due December 2011                                                   -       -   5,758
-------------------------------------------------------------------------------------
   Diluted shares of common stock outstanding                 738,160 733,434 735,503
=====================================================================================

                                                                                      Thousands of
                                                                  Millions of Yen     U.S. Dollars
                                                               ---------------------  ------------
                                                                2005   2006    2007       2007
--------------------------------------------------------------------------------------------------
Income from continuing operations                              80,537 95,022 106,224    $900,203
Income from discontinued operations, net of tax                 2,606  2,035   5,500      46,610
--------------------------------------------------------------------------------------------------
Net income                                                     83,143 97,057 111,724     946,814
--------------------------------------------------------------------------------------------------
Effect of dilutive securities:
   Euro Yen Zero Coupon Convertible Bonds - Due December 2011       -      -      (8)        (68)
--------------------------------------------------------------------------------------------------
Diluted net income                                             83,143 97,057 111,716    $946,746
==================================================================================================

                                                                        Yen           U.S. Dollars
                                                               ---------------------  ------------
                                                                2005   2006    2007       2007
--------------------------------------------------------------------------------------------------
Earnings per share:
   Basic
       Income from continuing operations                       109.11 129.56  145.56    $   1.23
       Income from discontinued operations, net of tax           3.53   2.77    7.54        0.06
--------------------------------------------------------------------------------------------------
       Net income                                              112.64 132.33  153.10        1.30
--------------------------------------------------------------------------------------------------
   Diluted:
       Income from continuing operations                       109.11 129.56  144.41    $   1.22
       Income from discontinued operations, net of tax           3.53   2.77    7.48        0.06
--------------------------------------------------------------------------------------------------
       Net income                                              112.64 132.33  151.89        1.29
==================================================================================================

16. DERIVATIVE FINANCIAL INSTRUMENTS

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

FAIR VALUE HEDGES

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2005, 2006 and 2007 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

CASH FLOW HEDGES

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income
(loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2005, 2006 and 2007 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 23 million ($195 thousand) of the balance of accumulated other comprehensive income as of March 31, 2007.

UNDESIGNATED DERIVATIVE INSTRUMENTS

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statements of income.

17. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2007, Ricoh had outstanding contractual commitments for acquisition or construction of property, plant and equipment and other assets aggregating Yen 6,734 million ($57,068 thousand).

As of March 31, 2007, Ricoh was also contingently liable for certain guarantees including employees housing loans of Yen 1,092 million ($9,254 thousand).

Ricoh made rental payments totaling Yen 39,000 million, Yen 42,046 million and Yen 40,722 million ($345,102 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively, under cancelable and non-cancelable operating lease agreements for office space and machinery and equipment.

The minimum rental payments required under operating lease that have lease terms in excess of one year as of March 31, 2007 are as follows:

                                                                   Thousands of
Years ending March 31                              Millions of Yen U.S. Dollars
-------------------------------------------------------------------------------
2008                                                   19,702        $169,966
2009                                                   16,822         142,559
2010                                                   12,029         101,941
2011                                                    7,221          61,195
2012                                                    6,145          52,076
2013 and thereafter                                    12,714         107,746
-------------------------------------------------------------------------------
Total                                                  74,633        $632,483
===============================================================================

As of March 31, 2007, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

18. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

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

(F) FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2006 and 2007 is summarized as follows:

                                                             Millions of Yen              Thousands of U.S. Dollars
                                                ----------------------------------------  -------------------------
                                                        2006                 2007                   2007
                                                -------------------  -------------------  -------------------------
                                                Carrying  Estimated  Carrying  Estimated    Carrying    Estimated
                                                 Amount   Fair Value  Amount   Fair Value    Amount     Fair Value
-------------------------------------------------------------------------------------------------------------------
Marketable securities and Investment securities   36,581     36,581    75,013     75,013  $   635,703  $   635,703
Installment loans                                 52,295     52,404    52,648     52,697      446,169      446,585
Long-term indebtedness                          (195,626)  (195,731) (236,801)  (229,981)  (2,006,788)  (1,948,992)
Interest rate swap agreements, net                 1,175      1,175       751        751        6,364        6,364
Foreign currency contracts, net                   (1,147)    (1,147)      633        633        5,364        5,364
Foreign currency options, net                       (270)      (270)       (2)        (2)         (17)         (17)
-------------------------------------------------------------------------------------------------------------------

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19. SEGMENT INFORMATION

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

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the years ended March 31, 2005, 2006 and 2007. During the year ended March 31, 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, sales and operating income of such business of Yen 6,702 million and Yen
4,397 million, Yen 5,852 million and Yen 3,430 million and Yen 1,487 million ($12,602 thousand) and Yen 865 million ($7,331 thousand) were reclassified as a discontinued operations and was excluded from the segment data for all periods in accordance with SFAS 144.

(A) OPERATING SEGMENT INFORMATION

                                                                  Thousands of
                                         Millions of Yen          U.S. Dollars
                                 -------------------------------  ------------
                                    2005       2006       2007        2007
  ----------------------------------------------------------------------------
  Sales:
     Office Solutions            1,531,428  1,637,228  1,774,467  $15,037,856
     Industrial Products           121,914    123,200    138,112    1,170,441
     Other                         156,570    151,374    161,071    1,365,008
     Intersegment transaction       (2,506)    (2,564)    (4,725)     (40,042)
  ----------------------------------------------------------------------------
     Consolidated                1,807,406  1,909,238  2,068,925  $17,533,263
  ----------------------------------------------------------------------------
  Operating expenses:
     Office Solutions            1,335,059  1,434,279  1,549,156  $13,128,441
     Industrial Products           121,872    124,108    135,164    1,145,458
     Other                         165,126    148,692    158,868    1,346,339
     Intersegment transaction       (2,475)    (2,594)    (4,727)     (40,059)
     Unallocated expense            56,715     56,169     56,084      475,288
  ----------------------------------------------------------------------------
     Consolidated                1,676,297  1,760,654  1,894,545  $16,055,466
  ----------------------------------------------------------------------------
  Operating income:
     Office Solutions              196,369    202,949    225,311  $ 1,909,415
     Industrial Products                42       (908)     2,948       24,983
     Other                          (8,556)     2,682      2,203       18,669
     Elimination and
       unallocated expense         (56,746)   (56,139)   (56,082)    (475,271)
  ----------------------------------------------------------------------------
     Consolidated                  131,109    148,584    174,380  $ 1,477,797
  ----------------------------------------------------------------------------
  Other income(expenses)              (126)     4,182        139  $     1,178
  ----------------------------------------------------------------------------
  Income from continuing
    operations before income
    taxes, minority interests
    and equity in earnings of
    affiliates                     130,983    152,766    174,519  $ 1,478,975
  ============================================================================

                                                                  Thousands of
                                         Millions of Yen          U.S. Dollars
                                 -------------------------------  ------------
                                    2005       2006       2007        2007
 -----------------------------------------------------------------------------
 Total assets:
    Office Solutions             1,358,136  1,426,635  1,570,757  $13,311,500
    Industrial Products             72,406     84,595     93,346      791,068
    Other                          125,278    114,925    112,255      951,314
    Elimination                    (10,174)    (2,088)    (1,327)     (11,246)
    Corporate assets               408,023    417,116    468,375    3,969,280
 -----------------------------------------------------------------------------
    Consolidated                 1,953,669  2,041,183  2,243,406  $19,011,915
 -----------------------------------------------------------------------------
 Expenditure for segment assets:
    Office Solutions                70,638     90,383     72,465  $   614,110
    Industrial Products              8,509      7,451      8,580       72,712
    Other                            3,449      2,361      2,630       22,288
    Corporate assets                 2,103      1,854      2,125       18,008
 -----------------------------------------------------------------------------
    Consolidated                    84,699    102,049     85,800  $   727,119
 =============================================================================

                                                                   Thousands of
                                                Millions of Yen    U.S. Dollars
                                              -------------------- ------------
                                               2005   2006   2007      2007
-------------------------------------------------------------------------------
Depreciation:
   Office Solutions                           53,439 57,326 62,862   $532,729
   Industrial Products                         7,450  6,631  6,099     51,686
   Other                                       2,632  2,352  2,072     17,559
   Corporate assets                            3,272  1,156  1,399     11,856
-------------------------------------------------------------------------------
   Consolidated                               66,793 67,465 72,432   $613,831
===============================================================================

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets by location for the years ended March 31, 2005, 2006 and 2007 are as follows:

                                                                   Thousands of
                                            Millions of Yen        U.S. Dollars
                                     ----------------------------- ------------
                                       2005      2006      2007        2007
-------------------------------------------------------------------------------
Sales:
   Japan                               966,273   966,224 1,002,251 $ 8,493,653
   The Americas                        325,597   387,412   426,453   3,614,008
   Europe                              408,906   434,800   507,158   4,297,949
   Other                               106,630   120,802   133,063   1,127,653
-------------------------------------------------------------------------------
   Consolidated                      1,807,406 1,909,238 2,068,925 $17,533,263
-------------------------------------------------------------------------------
Property, plant and equipment:
   Japan                               195,052   210,973   199,308 $ 1,689,051
   The Americas                         17,744    18,111    18,102     153,407
   Europe                               25,352    26,783    28,345     240,212
   Other                                 9,262    12,376    18,913     160,280
-------------------------------------------------------------------------------
   Consolidated                        247,410   268,243   264,668 $ 2,242,949
===============================================================================

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2005, 2006 and 2007. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                   Thousands of
                                          Millions of Yen          U.S. Dollars
                                  -------------------------------  ------------
                                     2005       2006       2007        2007
-------------------------------------------------------------------------------
Sales:
   Japan
       External customers           987,797    992,945  1,026,663  $ 8,700,534
       Intersegment                 392,216    413,087    495,304    4,197,492
-------------------------------------------------------------------------------
          Total                   1,380,013  1,406,032  1,521,967   12,898,025
-------------------------------------------------------------------------------
   The Americas
       External customers           322,975    385,746    426,009    3,610,246
       Intersegment                   7,486      7,630      3,253       27,568
-------------------------------------------------------------------------------
          Total                     330,461    393,376    429,262    3,637,814
-------------------------------------------------------------------------------
   Europe
       External customers           412,333    434,304    508,200    4,306,780
       Intersegment                   3,310      4,449      3,595       30,466
-------------------------------------------------------------------------------
          Total                     415,643    438,753    511,795    4,337,246
-------------------------------------------------------------------------------
   Other
       External customers            84,301     96,243    108,053      915,703
       Intersegment                  89,647    104,045    160,990    1,364,322
-------------------------------------------------------------------------------
          Total                     173,948    200,288    269,043    2,280,025
-------------------------------------------------------------------------------
   Elimination of
     intersegment sales            (492,659)  (529,211)  (663,142)  (5,619,847)
-------------------------------------------------------------------------------
   Consolidated                   1,807,406  1,909,238  2,068,925  $17,533,263
-------------------------------------------------------------------------------
Operating expenses:
   Japan                          1,296,335  1,310,233  1,411,653  $11,963,161
   The Americas                     316,651    378,108    408,150    3,458,898
   Europe                           391,271    417,341    478,380    4,054,068
   Other                            162,042    185,283    251,486    2,131,237
-------------------------------------------------------------------------------
   Elimination of
     intersegment sales            (490,002)  (530,311)  (655,124)  (5,551,898)
-------------------------------------------------------------------------------
   Consolidated                   1,676,297  1,760,654  1,894,545  $16,055,466
-------------------------------------------------------------------------------
Operating income:
   Japan                             83,678     95,799    110,314  $   934,864
   The Americas                      13,810     15,268     21,112      178,915
   Europe                            24,372     21,412     33,415      283,178
   Other                             11,906     15,005     17,557      148,788
-------------------------------------------------------------------------------
   Elimination of
     intersegment profit             (2,657)     1,100     (8,018)     (67,949)
-------------------------------------------------------------------------------
   Consolidated                     131,109    148,584    174,380  $ 1,477,797
-------------------------------------------------------------------------------
Other expenses                         (126)     4,182        139  $     1,178
-------------------------------------------------------------------------------
Income from continuing
  operations before
  income taxes, minority
  interests and equity in
  earnings of affiliates            130,983    152,766    174,519  $ 1,478,975
===============================================================================
Total assets:
   Japan                          1,187,190  1,220,780  1,282,085  $10,865,127
   The Americas                     206,979    240,726    256,049    2,169,907
   Europe                           228,568    235,897    314,815    2,667,924
   Other                             66,319     79,102    101,550      860,593
   Elimination                     (143,410)  (152,438)  (179,468)  (1,520,915)
   Corporate assets                 408,023    417,116    468,375    3,969,280
-------------------------------------------------------------------------------
   Consolidated                   1,953,669  2,041,183  2,243,406  $19,011,915
===============================================================================

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for t he periods ended as of March 31, 2005, 2006 and 2007.

20. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts are charged to selling, general and administrative expenses for the years ended March 31, 2005, 2006 and 2007:

                                                                   Thousands of
                                               Millions of Yen     U.S. Dollars
                                           ----------------------- ------------
                                            2005    2006    2007       2007
-------------------------------------------------------------------------------
Research and development costs             110,471 110,381 114,985   $974,449
Advertising costs                           16,441  15,725  14,456    122,508
Shipping and handling costs                 14,043  16,058  19,280    163,390
-------------------------------------------------------------------------------

21. SUBSEQUENT EVENT

On June 1, 2007, Ricoh and International Business Machines Corporation ("IBM") completed formation of a joint venture company based on IBM's Printing Systems Division to provide output solutions for production printing area. Initially, Ricoh acquired 51% of the joint venture. Ricoh will progressively acquire the remaining 49% over the next three years as the joint venture becomes a fully owned subsidiary. Ricoh paid $725 million (including management fee $35 million) in cash at the closing. The cash payment was consideration for the initial 51% acquisition of the joint venture by Ricoh as well as a prepayment for the remaining 49% to be acquired and certain royalties and services to be provided by IBM to InfoPrint Solutions Company. Final consideration for this transaction will be determined at the end of the three-year period based upon the participation in the profits and losses recorded by the equity partners.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II. - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE THREE YEARS ENDED MARCH 31, 2007

                                                                                               (Millions of Yen)
                                                         Additions
                                                   --------------------
                                        BALANCE AT CHARGED TO CHARGED TO    DEDUCTION                 BALANCE AT
                                        BEGINNING  COSTS AND    OTHER         FROM        TRANSLATION   END OF
DESCRIPTION                             OF PERIOD   EXPENSES   ACCOUNTS  RESERVES (2)(3)  ADJUSTMENT    PERIOD
----------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2005:
   Allowance for doubtful
     receivables (1) :
       Trade receivables                  17,039     1,822        (65)       (1,729)          384       17,451
       Finance receivables                15,239     3,584          -        (2,280)           23       16,566
   Deferred tax assets valuation
     allowance                             9,010     1,212        (23)       (3,298)          178        7,079
For the year ended March 31, 2006:
   Allowance for doubtful
     receivables (1) -
       Trade receivables                  17,451     1,424        (27)       (3,366)          549       16,031
       Finance receivables                16,566     1,744          -        (1,992)           76       16,394
   Deferred tax assets valuation
     allowance                             7,079     3,843        (56)       (2,959)          290        8,197
For the year ended March 31, 2007:
   Allowance for doubtful
     receivables (1) -
       Trade receivables                  16,031       716      2,224        (3,076)          660       16,555
       Finance receivables                16,394       324          -        (3,016)           77       13,779
   Deferred tax assets valuation
     allowance                             8,197     2,160      2,483        (1,136)          695       12,399
----------------------------------------------------------------------------------------------------------------

Notes:

(1) See Note 2(g) to Consolidated Financial Statements.

(2) Receivables - Write-offs

(3) Deferred tax - Realization of tax benefits