Form 20-F/A
RICOH CO LTD
filed 2007-06-29
CIK 317891

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Form 20 - F/A

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

Yes [_]    No [X].


EXPLANATORY NOTE
----------------

   This Amendment No.1 to the annual report on Form 20 - F for the year ended March 31, 2007 of Ricoh Company, Ltd is filed to omit the inappropriate header from the original annual report on Form 20 - F filed on June 29, 2007.

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