Form 20-F/A
RICOH CO LTD
filed 2007-07-02
CIK 317891

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

Yes [_]    No [X].


EXPLANATORY NOTE
----------------

   The amendment No. 2 to the annual report on Form 20 - F for the year ended March 31, 2007 of Ricoh Company, Ltd is filed to amend the original annual report on Form 20 - F and Amendment No. 1 filed on June 29, 2007 for the purpose of correcting the presentation of translated thousands of U.S. Dollars of Net income for fiscal year 2007 in A. Operating Results of Item 5. (Operating and Financial Review and Prospects) and additions of reference articles to Exhibits
12.1 and 12.2, respectively.

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

A. Operating Results

   The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

--------------------------------------------------------------------------------------------------------
                                                                               Thousands of
                                Millions of Yen (except percentages)           U.S. Dollars   % Change
                       -----------------------------------------------------   ------------ ------------
                             2005               2006               2007         2007 (2)    2006  2007
--------------------------------------------------------------------------------------------------------
Net sales
   Products            1,067,736         1,108,746          1,189,548          $10,080,915    3.8    7.3
   Post sales and
     rentals             627,991           693,138            768,965            6,516,653   10.4   10.9
   Other
     revenue             111,679           107,354            110,412              935,695   (3.8)   2.8
--------------------------------------------------------------------------------------------------------
Total                  1,807,406  100.0% 1,909,238  100.0%  2,068,925  100.0%   17,533,263    5.6    8.4
--------------------------------------------------------------------------------------------------------
Cost of sales
   Products              713,057           738,962            783,681            6,641,364    3.6    6.1
   Post sales and
     rentals             259,591           293,559            335,444            2,842,746   13.1   14.3
   Other
     revenue              85,584            81,717             87,394              740,627   (4.5)   6.9
--------------------------------------------------------------------------------------------------------
   Total               1,058,232   58.5% 1,114,238   58.4%  1,206,519   58.3%   10,224,737    5.3    8.3
--------------------------------------------------------------------------------------------------------
   Gross profit          749,174   41.5%   795,000   41.6%    862,406   41.7%    7,308,526    6.0    8.5
Selling, general and
  administrative
  expenses               618,065   34.2%   646,416   33.8%    688,026   33.3%    5,830,729    4.6    6.4
--------------------------------------------------------------------------------------------------------
   Operating income      131,109    7.3%   148,584    7.8%    174,380    8.4%    1,477,797   13.3   17.4
--------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and
     dividend income      (2,242)           (2,896)            (5,501)             (46,619)
   Interest expense        4,686             5,244              7,350               62,288
   Foreign currency exchange
     (gain) loss, net     (1,547)           (3,748)             1,199               10,161
   Other, net               (771)           (2,782)            (3,187)             (27,008)
--------------------------------------------------------------------------------------------------------
   Total                     126    0.0%    (4,182)  (0.2%)      (139)  (0.0%)      (1,178)    --     --
--------------------------------------------------------------------------------------------------------
Income from continuing
  operations before
  income taxes,
  minority interests
  and equity in earnings
  of affiliates          130,983    7.3%   152,766    8.0%    174,519    8.4%    1,478,975   16.6   14.2
--------------------------------------------------------------------------------------------------------
Provision for income
  taxes:                  48,840    2.8%    56,165    2.9%     64,326    3.1%      545,136   15.0   14.5
--------------------------------------------------------------------------------------------------------
Income from continuing
  operations before
  minority interests
  and equity in earnings
  of affiliates           82,143            96,601            110,193              933,839
Minority interests         4,726             4,185              5,508               46,678
Equity in earnings of
  affiliates               3,120             2,606              1,539               13,042
--------------------------------------------------------------------------------------------------------
Income from continuing
  operations              80,537    4.5%    95,022    5.0%    106,224    5.1%      900,203   18.0   11.8
--------------------------------------------------------------------------------------------------------
Income from discontinued
  operations, net of tax   2,606    0.1%     2,035    0.1%      5,500    0.3%       46,610  (21.9) 170.3
--------------------------------------------------------------------------------------------------------
   Net income             83,143    4.6%    97,057    5.1%    111,724    5.4%      946,814   16.7   15.1
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