Form 20-F
RICOH CO LTD
filed 2008-06-27
CIK 317891

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 20 - F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2008
                        Commission file number 2 - 68279

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

                                  Common Stock*
                                (Title of Class)

      *922,992 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common
                          Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2008: 729,951,250shares (excluding 23,960,828 shares of Treasury Stock)

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

Yes [_]   No [X].

Defined Terms, Conventions and Presentation of Financial Information
--------------------------------------------------------------------

     On June 26, 2008, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 107.29 = U.S.$1.00.

     In this document, the term "Company" refers to Ricoh Company, Ltd., the registrant, and "Ricoh" refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

     Ricoh's fiscal year end is March 31. In this document "fiscal year 2008" refers to Ricoh's fiscal year ended March 31, 2008, and other fiscal years of Ricoh are referred to in a corresponding manner.

     As used in this annual report, "U.S. GAAP" means U.S. generally accepted accounting principles.

Cautionary Statement With Respect to Forward-Looking Statements
---------------------------------------------------------------

     Statements made in this annual report with respect to Ricoh's current plans, estimates, strategies and beliefs and other statements that are not historical facts are or may be deemed to be forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, about the future performance of Ricoh. These forward-looking statements are made in reliance upon the protections provided by such acts for forward-looking statements. Forward-looking statements include but are not limited to those using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Ricoh cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Ricoh to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Ricoh disclaims any such obligation. Risks and uncertainties that might affect Ricoh include, but are not limited to (i) general economic conditions in Ricoh's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the Japanese Yen and the U.S. Dollar, the Euro, and other currencies in which Ricoh makes significant sales or in which Ricoh's assets and liabilities are denominated; (iii) Ricoh's ability to continue to design and develop products and services, and win acceptance of its products and services which are offered in highly competitive markets characterized by continual introduction of new products, rapid development in new technology, and consumer preferences that are subjective and likely to change; (iv) Ricoh's ability to successfully implement strategies for its office equipment business, such as further globalization of its operations to increase account sales to corporate clients, reinforcement of the color printer line-up to meet growing demand for color products among its office users, implementation of optimal printing solutions for customers' digitally networked offices and enhancement of printing capabilities centered on multi-functional printers ("MFPs"), and implementation of optimal localization of manufacturing operations so that such operations are closer to the customer; (v) Ricoh's ability to continuously devote sufficient resources to research and development, and capital expenditures for digital and networking equipment, such as digital plain paper copiers ("PPCs"), MFPs, laser printers and GELJET printers; (vi) the success of Ricoh's alliances with various computer manufacturers which Ricoh may engage in alliances with in the future; and (vii) the outcome of contingencies.

     Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in "Risk Factors" included in "Item
3. Key Information," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                                TABLE OF CONTENTS

PART I
   Item 1.     Identity of Directors, Senior Management and Advisers....................     1
   Item 2.     Offer Statistics and Expected Timetable..................................     1
   Item 3.     Key Information..........................................................     1
   Item 4.     Information on the Company...............................................    10
   Item 4A.    Unresolved Staff Comments................................................    28
   Item 5.     Operating and Financial Review and Prospects.............................    31
   Item 6.     Directors, Senior Management and Employees...............................    70
   Item 7.     Major Shareholders and Related Party Transactions........................    90
   Item 8.     Financial Information....................................................    91
   Item 9.     The Offer and Listing....................................................    91
   Item 10.    Additional Information...................................................    94
   Item 11.    Quantitative and Qualitative Disclosures About Market Risk...............   108
   Item 12.    Description of Securities Other Than Equity Securities...................   111

PART II
   Item 13.    Defaults, Dividend Arrearages and Delinquencies..........................   111
   Item 14.    Material Modifications to the Rights of Security Holders
                  and Use of Proceeds ..................................................   111
   Item 15.    Controls and Procedures..................................................   112
   Item 16     [RESERVED] ..............................................................   113
   Item 16A.   Audit Committee Financial Expert.........................................   113
   Item 16B.   Code of Ethics...........................................................   113
   Item 16C.   Principal Accountant Fees and Services...................................   113
   Item 16D.   Exemptions from the Listing Standards for Audit Committees...............   116
   Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers...   116

PART III
   Item 17.    Financial Statements.....................................................   116
   Item 18.    Financial Statements.....................................................   116
   Item 19.    Exhibits.................................................................   116

Item 1. Identity of Directors, Senior Management and Advisers
        -----------------------------------------------------

     Not applicable.

Item 2. Offer Statistics and Expected Timetable
        ---------------------------------------

     Not applicable.

Item 3. Key Information
        ---------------

A. Selected Financial Data.

     The following selected consolidated financial data have been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh's audited consolidated balance sheets as of March 31, 2007 and 2008, the related consolidated statements of income, shareholders' investment and cash flows for the three years ended March 31, 2006, 2007 and 2008 and the notes thereto that appear elsewhere in this annual report.

                                                Millions of Yen except per share amounts and number of shares
                                                                     Year ended March 31,
                                     ---------------------------------------------------------------------------------------
                                           2004              2005              2006              2007             2008
                                     ---------------   ---------------   ---------------   ---------------   ---------------
INCOME STATEMENT DATA:
Net sales:                                 1,773,306         1,807,406         1,909,238         2,068,925         2,219,989
Operating income                             145,405           131,109           148,584           174,380           181,506
Income from continuing operations             89,049            80,537            95,022           106,224           106,463
Net income                                    91,766            83,143            97,057           111,724           106,463

PER AMERICAN DEPOSITARY SHARE:
   Net income (basic)                         618.15            563.20            661.65            765.50            730.20
   Net income (diluted)                       618.15            563.20            661.65            759.45            710.75

BALANCE SHEET DATA:
Total assets                               1,852,793         1,953,669         2,041,183         2,243,406         2,214,368
Shareholders' investment                     795,131           862,998           960,245         1,070,913         1,080,196
Common stock                                 135,364           135,364           135,364           135,364           135,364
Weighted average number of
   shares outstanding                    742,292,806       738,160,042       733,434,414       729,744,656       729,010,475

Cash dividends declared
Per American Depositary Share:
   Interim                                     40.00             50.00             60.00             65.00             80.00
                                              ($0.36)           ($0.49)           ($0.50)           ($0.56)           ($0.72)
   Year-end                                    50.00             50.00             60.00             75.00             85.00
                                              ($0.46)           ($0.45)           ($0.52)           ($0.61)           ($0.80)

                                                Millions of Yen except per share amounts and number of shares
                                                                     Year ended March 31,
                                     ---------------------------------------------------------------------------------------
                                           2004              2005              2006              2007             2008
                                     ---------------   ---------------   ---------------   ---------------   ---------------
At year-end:
   Cash and cash equivalents             203,039           186,857           187,055           255,737           170,607
   Capital investments                    75,504            84,699           102,049            85,800            85,215
   Long-term indebtedness,
      excluding current installment      281,570           226,567           195,626           236,801           225,930

Notes:

     Each American Depositary Share represents five shares of Ricoh Common
Stock.

     In the preceding table, cash dividends declared in U.S. Dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

     On June 26, 2008, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the Japanese Yen to the U.S. Dollar was Yen 107.29 = U.S.$1.00.

     The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York during the previous six months and prior five fiscal years:

       December   January   February    March    April     May
         2007       2008      2008      2008     2008     2008
       --------   -------   --------   ------   ------   ------
High    109.68     105.42    104.19     96.88   100.87   103.01
Low     114.45     109.70    108.15    103.99   104.56   105.52

                      Year ended March 31,
           ------------------------------------------
            2004     2005     2006     2007     2008
           ------   ------   ------   ------   ------
Year-end   104.18   107.22   117.48   117.56    99.85
Average*   112.75   107.28   104.64   116.55   113.61
High       104.18   102.26   104.41   110.07    96.88
Low        120.55   114.30   120.93   121.81   124.09

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

     In addition, operating profits and losses are highly sensitive to the fluctuations in the value of the Japanese Yen because the high volume of Ricoh's production and sales activities in the Americas, Europe and Other, such as China, results in a large proportion of revenues and costs denominated in local currencies. Although Ricoh engages in hedging transactions such as forward contracts with several financial institutions having credit ratings satisfactory to Ricoh to minimize the negative effects of short-term fluctuations in foreign exchange rates among major currencies such as the U.S. Dollar, the Euro and Japanese Yen, mid-to-long-term volatile changes in the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics, and sales activities and may adversely affect Ricoh's financial results and condition.

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

RICOH IS SUBJECT TO INTERNAL CONTROL EVALUATIONS AND ATTESTATION OVER FINANCIAL REPORTING UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002

     The United States Securities and Exchange Commission (the "SEC"), as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every company that files reports with the SEC to include a management report on such company's internal controls over financial reporting in its annual report. In addition, the company's independent registered public accounting firm must publicly attest to the effectiveness of the company's internal control over financial reporting. Ongoing compliance with these requirements is complex, costly and time-consuming. If Ricoh fails to maintain effective internal control over financial reporting, Ricoh's management does not timely assess the adequacy of such internal control, or Ricoh's independent registered public accounting firm does not timely attest to the evaluation or issues a qualified opinion, Ricoh could be subject to regulatory sanctions or could face adverse reactions in the financial markets due to a loss of investor confidence.

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

Item 4. Information on the Company
        --------------------------

A. History and Development of the Company

     The Company was originally incorporated as a joint stock corporation (KABUSHIKI KAISHA) on February 6, 1936 in accordance with Japanese law under the name Riken Kankoshi Co., Ltd. as a manufacturer and distributor of sensitized paper for use in copiers. Since its incorporation, Ricoh has expanded its business into related businesses in the office equipment field. It now manufactures and markets copiers (such as PPCs), facsimile machines, MFPs, laser printers and GELJET printers, personal computers and servers, network related software and other equipment, including semiconductors, measuring equipment and cameras.

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

December 1962    The Company establishes Ricoh of America, Inc. (a subsidiary, later known as Ricoh Corporation and now known as Ricoh
                 Americas Corporation).

April 1963       The Company changes its corporate name to Ricoh Company, Ltd.

July 1967        The Company establishes Tohoku Ricoh Co., Ltd. (a subsidiary)
                 in Shibata-gun, Miyagi.

May 1971 The Company completes its manufacturing facility in Atsugi, Kanagawa (now known as the Atsugi plant), to which it transfers some of its office equipment production from the Ohmori plant.

June 1971        The Company establishes Ricoh Nederland B.V. (a subsidiary, later known as Ricoh Europe B.V. and now known as Ricoh Europe
                 Holdings B.V.) in Netherlands.

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

October 1981     The Company lists its securities on the Paris Stock Exchange.

May 1982 The Company establishes sensitized paper production facilities in Fukui (now known as the Fukui plant), which takes over some of the sensitized paper production from the Osaka plant.

July 1982        The Company launches its information technology equipment
                 facility in Hatano, Kanagawa (now known as the Hatano plant).

December 1983    The Company establishes Ricoh UK Products Ltd. (a subsidiary).

October 1985     The Company builds a copier manufacturing plant in Gotenba,
                 Shizuoka (now known as the Gotenba plant).

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

December 1996    The Company establishes Ricoh Asia Pacific Pte Ltd (a
                 subsidiary) in Singapore.

March 1997       The Company establishes Ricoh Silicon Valley, Inc. (now known as Ricoh Innovations, Inc.) in the United States.

August 1999      Ricoh Hong Kong Ltd. acquires Inchcape NRG Ltd., a Hong
                 Kong-based office equipment sales company.

March 2000       Tohoku Ricoh Co., Ltd. lists its securities on the Second
                 Section of the Tokyo Stock Exchange (now a wholly-owned subsidiary of the Company).

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

April 2003       Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the
                 Company.

October 2004     The Company acquires Hitachi Printing Solutions, Ltd. (now known as Ricoh Printing Systems, Ltd.) in Japan.

August 2005      The Company opens Ricoh Technology Center in Ebina, Kanagawa to integrate its domestic R&D facilities and offices.

November 2005    The Company relocates its headquarters to Chuo-ku, Tokyo.

January 2007     Ricoh Europe B.V. acquires the European operations of Danka
                 Business Systems PLC.

June 2007        InfoPrint Solutions Company, LLC ("InfoPrint Solutions
                 Company"), a joint venture company of Ricoh and International
                 Business Machines Corporation ("IBM"), commences its operations.

     The Company's registered office and head office are as follows:

                                          Address                  Telephone number
                         ---------------------------------------   ----------------
Registered Head office   3-6 Naka Magome 1-chome, Ohta-ku, Tokyo    +81-3-3777-8111
                         143-8555, Japan

Executive office         13-1, Ginza 8-chome, Chuo-ku, Tokyo        +81-3-6278-2111
                         104-8222, Japan

     Principal Capital Investments
     -----------------------------

     Ricoh's capital investments for fiscal years 2006, 2007 and 2008 were Yen
102.0 billion, Yen 85.8 billion and Yen 85.2 billion, respectively. Ricoh directs a significant portion of its capital investments towards digital and networking equipment, such as digital PPCs/MFPs, laser printers and GELJET printers, and manufacturing facilities to maintain or enhance its competitiveness in the industry. Ricoh projects that for fiscal year 2009, its capital investments will amount to approximately Yen 90.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductors and thermal media.

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

PRODUCTS

     Ricoh's operating segments consist of "Office Solutions," "Industrial Products" and "Other." Ricoh's management analyzes its business operations and its performance based on these segments.

     The following table sets forth Ricoh's sales by products for fiscal years 2006, 2007 and 2008.

SALES BY PRODUCT

                                             Millions of Yen (except for percentages)
                                                   For the Year Ended March 31,
                              ---------------------------------------------------------------------
                                       2006                    2007                    2008
                              ---------------------------------------------------------------------
OFFICE SOLUTIONS
   Imaging Solutions              1,446,635    75.8%      1,580,155    76.4%      1,709,491    77.0%
   Network System Solutions         190,593    10.0         194,312     9.4         200,082     9.0
INDUSTRIAL PRODUCTS                 120,636     6.3         133,387     6.4         144,340     6.5
OTHER                               151,374     7.9         161,071     7.8         166,076     7.5
---------------------------------------------------------------------------------------------------
      Total                       1,909,238   100.0%      2,068,925   100.0%      2,219,989   100.0%
---------------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation and were excluded from the above consolidated financial data for all periods in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth net sales to external customers by product.

OFFICE SOLUTIONS
----------------

     This segment consists of products that are widely used in the office environment and are categorized as follows:

(1) Imaging Solutions

     For fiscal year 2008, the Imaging Solutions product category accounted for 77.0% of Ricoh's net sales.

     The primary functions of products in this category are (i) to produce copies and (ii) to print or produce images using a network. Stand-alone PPCs are representative of products in the first group, and MFPs, laser printers and GELJET printers are representative of products in the second group.

     The principal products in the Imaging Solutions product category include monochrome and color digital PPCs/MFPs, laser printers and GELJET printers.

     Ricoh continues to be a global leader in PPCs/MFPs and has been a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs/MFPs with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment based on copy sizes. PPCs/MFPs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder-based toner. The application of this printing process enables, higher picture quality and is environmentally friendly. GELJET printers utilize "GELJET technology" developed by Ricoh, which allows ultra-fine particle pigment dispersion to produce higher image qualities. All GELJET printers are color printers.

     In recent years, Ricoh has strengthened its digital PPC/MFP product lineup with new product offerings that range from low-end models to high-end models. Furthermore, in order to meet its customers' needs in the office environment, Ricoh continues to strengthen its capabilities in color laser printers and GELJET printers, and mid- and high-volume or high-speed printers that can be connected to a network. During fiscal year 2008, Ricoh continued to record strong sales growth in printers as Ricoh broadened its product lineup, strengthened its sales and distribution channels, especially in Europe, and expanded its marketing activities. Sales of PPCs/MFPs, laser printers and GELJET printers designed to provide information technology support for all types of office environments by delivering enhanced basic features (i.e., reduction, enlargements), simpler operation, reduced paper consumption through electronic storage, better connectivity with document distribution and storage systems continued to perform particularly well, as such features satisfied the demand of customers. In fact, during fiscal year 2008, Ricoh was named first place in customer satisfaction for both the monochrome and color categories with respect to copier/multifunction product (second consecutive year in the color category) based on a survey conducted by J.D. Power Asia Pacific, Inc.

     Ricoh also continues to focus on designing products that have enhanced security features and are environmentally friendly. For example, during fiscal year 2008, Ricoh released its imagio MP C7500/C6000 Series (also known as Aficio MP C7500/C6000 Series when sold overseas) as part of its color MFP product lineup. This new color MFP series (1) decreases typical energy consumption by approximately 50% compared to that of earlier models due to the use of energy-efficient "color PxP toners" developed by Ricoh and an improved fusing system, which enables stable printing of images on paper by anchoring toner particles, (2) is suitable for use not only as the main color MFP in an office but also as one of several printing equipment in a central copying center of a large company, (3) has the capacity to respond to high quality printing demands and (4) has security features such as a user authentication system to prevent unauthorized access and an encryption system that encrypts user names and passwords. During fiscal year 2008, Ricoh also introduced imagio Neo 753RC/603RC, which are monochrome MFPs (1) whose environmental impact has been decreased by 94% as compared to earlier models at the manufacturing stage resulting in it having a recycle parts mass ratio of 88%, (2) that have achieved both user-friendliness and energy conservation through the installation on reconditioned machines of "HYBRID QSU (Quick Start-Up)" and "QSU," which enable shorter warm-up and recovery times and (3) has security features such as a user authentication system to prevent unauthorized access and a function that prints documents with security watermarks that appear when copied. HYBRID QSU is a technology that integrates the next-generation electrical storage device "capacitor" and Ricoh's QSU technology. The capacitor stores power during the standby mode and uses such power to restore heat to the fusing roller and transfer images to paper during printing, which enables high-speed printing. The use of HYBRID QSU and QSU enable imagio Neo 753RC/603RC to use less than the maximum recommended power consumption level prescribed by laws and regulations promulgated pursuant to the Law Concerning the Promotion of Eco-friendly Goods and Services by the State and Other Entities (Law on Promoting Green Purchasing) in Japan. In addition, Ricoh introduced during fiscal year 2008 other MFP products that are environmentally friendly and have security features as those discussed above, such as the imagio MP 8000 Series (high speed monochrome digital MFPs that are equipped with HYBRID QSU), the imagio MP 2550/3350/4000/5000 Series (monochrome MFPs that are equipped with a color scanner function that promotes the digitization or document management of paper-based documents in offices) and the imagio MP C1600 Series (low-end digital color MFPs for office use that are equipped with an automatic reverse document feeder that, coupled with Ricoh's GELJET technology, enables high speed printing and improves productivity). By enhancing the environmental features and incorporating higher image quality and advanced security functions in these new products, Ricoh has been able to capture a larger market share in the MFP market in Japan and overseas.

     In the low-end printer market, Ricoh released IPSiO SP 6220/6210, which are monochrome laser printers featuring (1) improved productivity due to shorter warm-up times and (2) the ability to print on a wide-range of paper sizes, including A3-size paper. Ricoh also released during fiscal year 2008 IPSiO SP C220 (also known as Aficio SP C220N when sold overseas), which is a color laser printer featuring (1) improved productivity due to a high print speed of 16 pages per minute for both color and monochrome printing on A4-size paper fed horizontally, (2) a space-saving compact size comparable to that of a monochrome printer in a stylish design and (3) adaptability for various environments ranging from small office use to use as a desk-side printer in a large office. The introduction by Ricoh of these new laser printer models has enabled Ricoh to continue penetrating the low-end business printer markets.

     Furthermore, Ricoh launched the IPSiO GX3000SF/GX3000S Series (also known as Aficio GX3000SF/GX3000S/3050sfn Series when sold overseas), a color GELJET printer focused on satisfying the needs of business users. IPSiO GX3000SF/GX3000S Series utilizes Ricoh's advanced GELJET technology to achieve low printing cost (comparable to that of monochrome printers) and to conserve energy.

     In addition, Ricoh established a joint venture company with IBM called InfoPrint Solutions Company in June 2007. Ricoh entered into this joint venture to expand its business in the "production printing" market, which term refers to the market for high-end laser printers that are primarily used in environments that require high-volume printing, such as offices and data centers. InfoPrint Solutions Company commenced its operations with approximately 1,200 employees worldwide and augmented its business in June 2008 with another 1,000 employees who were focused on printer maintenance.

     With respect to facsimile equipment, Ricoh marketed the world's first high-speed facsimile equipment in 1973 with a transmission speed of one minute per page. Since then, Ricoh has been manufacturing various high-speed facsimile machines, including compact, low-priced models that feature multiple functions (such as copying capabilities) and higher memory capacities. The market for stand-alone facsimile machines is diminishing, with demand shifting towards small businesses and home offices seeking low-cost models as corporate users tend to prefer multifunctional copiers and printers with networking capabilities. In addition, corporate users also have moved towards electronic forms of transmitting images using portable document formats as an alternative to facsimile transmissions. In response to these trends in the facsimile market, Ricoh has been focusing its efforts on offering MFPs with facsimile capability.

(2) Network System Solutions

     For fiscal year 2008, the Network System Solutions product category accounted for 9.0% of Ricoh's net sales.

     The primary function of products in this category is to assist customers in establishing a networked environment and provide customized printing solutions that satisfy customers' individual needs. The principal products in the Network System Solutions category include personal computers and servers, network systems, application software, and related services and support.

     In fiscal year 2008, Ricoh launched its new solutions brand "Operius" in Japan, which is focused on providing solutions to customers to optimize their office environment. Operius is comprised of three key components: (1) hardware,
(2) software and (3) support and services. By identifying and utilizing the most appropriate hardware and software to address customers' needs, and supplementing such products with a comprehensive support and service team (such as a 24-hour IT monitoring center, and an expert team of hardware and software engineers), Ricoh is striving to assist its customers in creating a working environment that is more efficient and effective. For example, storage and management solutions can be developed that address the customers' need to organize and keep track of both paper and digital files, and that provide a secure centralized electronic document storage system that enables easy retrieval. Through the seamless integration of hardware and software, customers can utilize and benefit from streamlined document scanning, indexing and electronic document distribution. As part of Operius, Ricoh delivers total cost of ownership ("TCO") consulting that begins with analyzing the customers' document workflow, output devices and document processes. Through support services, Ricoh has been able to lower total printing costs of its customers by assisting them in the set up of their information technology or networks in various environments in Japan (where physical space is costly) and thereby increasing the efficiency of their printing process.

     With respect to system solutions related products, Ricoh released the Ridoc Document Server Ep Version2 (a document management system compatible with a large network, featuring enhanced document management functions that support the management of the three basic types of documents required to strengthen internal control (work flow diagram, work description sheets and risk control matrix), digitization of vouchers such as estimates and purchase orders, and efficiency of audit services), the Ricoh Personal Authentication System AE Series (optional solution for digital MFPs and laser printers that is designed to prevent information leaks as a result of picking up others' print outs, etc. by enabling machine use or achieving on-demand printing upon personal authentication using contactless IC-cards such as "FeliCa," "MIFARE" or "eLWISE," which have been developed by other companies) and the RIPWAY Image Search (the world's first service that enables a user to search Japanese and U.S. patent publications for patents that contain diagrams or images similar to specific drawings or chemical formulas).

INDUSTRIAL PRODUCTS
-------------------

     The Industrial Products segment consists of products that are used in the industrial sector. For fiscal year 2008, this segment accounted for 6.5% of Ricoh's net sales. Principal products in this category include thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment.

     Through technological enhancements in its thermal media business Ricoh has been able to expand its business from the production of thermal paper for use in facsimiles to a variety of business areas, including the production of POS sheets, logistics management sheets, reward cards, identification cards, medical films and other uses. For fiscal year 2008, Ricoh released the RP-K Series, a rewritable printer for "RECO-View" (Ricoh's thermal media product line that uses thermal rewritable film technology developed by Ricoh to form and erase images multiple times by controlling the temperature of the applied media), that is small in size, energy-efficient and lower-priced.

This product enables resources to be conserved in the manufacturing industry such as in the management of production schedules, parts and procured materials.

     Ricoh's optical equipment business utilizes technology originally developed by Ricoh for its copiers and cameras. This business supplies optical equipment and optical supply parts, such as lens units, to third parties.

     Ricoh also manufactures various types of semiconductor devices. Such devices include application-specific integrated circuits ("ASICs") and application specific standard products ("ASSPs") that are often used in digital copiers, printers, personal computers, PC card and cellular phones. In fiscal year 2008, net sales of semiconductors to third parties increased due primarily to an increase in demand for Ricoh's integrated circuits by manufacturers of electronic devices such as cellular phones and PC card.

     The electronic components business consists of components supplied to Ricoh's manufacturing plants in connection with the production of its own products, such as copiers and printers, as well as components supplied to third parties. For fiscal year 2008, Ricoh released the R1283 Series (two channel DC/DC converters that generate the two voltages required for charge-coupled devices and liquid-crystal and organic light-emitting diodes, etc.), the RP901/RP902 Series (multi-channel converters having electrical power supply compositions that are suitable for digital devices such as optical disk drives) and the RP400 Series (step-up converters for portable electronic devices such as portable audio devices).

     In addition, Ricoh is one of the leading manufacturers of measuring equipment in Japan. Ricoh offers a wide range of measuring equipment such as water meters, gas meters and gas leak detectors. Sales in the measuring equipment category are greatly affected by the cyclical nature of market demand for this equipment.

OTHER
-----

     The Other segment, which accounted for 7.5% of Ricoh's net sales for fiscal year 2008, includes digital cameras, optical discs, financing and logistics services.

     Ricoh is one of the pioneers in commercializing digital cameras, which have tremendous potential as "image capturing devices." As digital cameras may be used in a variety of ways to input images, Ricoh expects that its sales of digital cameras will continue to grow in the future. Sales of lines of digital cameras that were released during fiscal year 2008 under the name "GR DIGITAL II" and "R8" contributed to the increase in sales in this segment. "GR DIGITAL II" is a compact digital camera that is made to exacting standards featuring high image quality, and was introduced as the successor product to "GR DIGITAL," which received high acclaim from camera fans. "R8" is a digital camera featuring a 10 mega pixel CCD with a 7.1x optical zoom lens. Ricoh also introduced during fiscal year 2008 the "R50," a standard digital camera model. Separately, "Caplio GX100," which was well-received by customers since its introduction, was awarded the "iF International Forum Design" gold award during fiscal year 2008.

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

     San-Ai Co., Ltd., a wholly-owned subsidiary of the Company, completed the sale of its content distribution business, which included distribution of ring tones for cellular phones, to Giga Networks Co., Ltd. (former Mobile Alliance Co., Ltd.), a subsidiary of Faith, Inc. on May 31, 2006. Ricoh determined that the sale of this business would be in the best interest of Ricoh and such business. The operating results of this business and the gain recognized by Ricoh upon the sale of this business are presented as "Income from discontinued operations, net of tax" in the Consolidated Statements of Income.

GROUP VISION AND MANAGEMENT PLANS
---------------------------------

     With "Winner in the 21st Century (Build a strong global RICOH brand)" as its group vision, Ricoh strives to continue growing and developing as a global company by gaining the trust of its customers, which Ricoh intends to achieve by continuously striving towards greater customer productivity and knowledge management. Accordingly, Ricoh plans to conduct its business activities in a way that provides innovative products and services to all of its customers (including those who use information at work and in their lives outside of work) based on Ricoh's values of "harmonizing with the environment", "simplifying your life and work," and "supporting knowledge management."

     Fiscal year 2008 was the last fiscal year of the 15th Medium-Term Management Plan, which covered the period from fiscal year 2006 through fiscal year 2008. The plan aimed to increase corporate growth and improve the cost-effectiveness and efficiency of Ricoh's businesses. Under this plan, Ricoh allocated its business resources to areas with growth potential and reduced its costs and expenses in order to maximize profits. Ricoh identified the following business areas as the three key areas with future growth potential for this plan: (i) printing, (ii) emerging markets and (iii) the industrial sector. To achieve the goals of this plan, Ricoh enhanced its sales and profits by strengthening its position in the businesses in which it currently operates and by expanding into new businesses in the above areas. For example, as part of this plan, Ricoh took steps to increase its offering of printing products, such as MFPs, laser printers and GELJET printers, during fiscal year 2008 to further enhance its comprehensive offering of printers. Ricoh reallocated some of its resources to concentrate on the printing area in order to reinforce sales of its printing solutions, such as black-color conversion and TCO reduction solution in the office environment. In addition, Ricoh expanded its business scope and size by entering into both the high-end production printing market and the low-end printing market.

     As part of the 16th Medium Term Management Plan, which covers the period from April 2008 to March 2011, Ricoh has established the following five basic group management strategies: (1) become the top company in targeted business areas, (2) strengthen and accelerate its environmental management, (3) promote "Ricoh Quality" (which means to accelerate the innovation processes to achieve greater customer satisfaction), (4) create new business lines and (5) build a strong global RICOH brand. In connection with this plan, Ricoh plans to earn even greater trust from its customers by placing greater emphasis on customer viewpoints and continuing to provide products and services which exceed customer expectations.

     More specifically, in the Office Solutions segment, Ricoh plans to utilize its strengths such as customer contacts, broad product lines, ability to propose solutions, ability to conduct business globally and image processing technologies, to respond to the increasingly diverse needs of a greater number of customers, and further solidify its business foundation. Specifically, Ricoh understands that "work flow," "security," "TCO," "compliance" and the "environment" are important issues for customers. By focusing on these issues, Ricoh intends to provide greater value to its customers using its products. To contribute to the overall productivity increase of its customers, Ricoh will develop (1) printing solutions that efficiently network multiple copiers and printers and (2) document solutions that construct and manage a file server system that saves, searches and outputs documents. Furthermore, Ricoh is striving to create new service businesses, such as a service in which customers outsource their business processing to Ricoh, by utilizing its strengths. To achieve these goals, Ricoh will focus on developing solution platforms and enhancing its solution sales organization. Ricoh also plans to expand its business in the printing market by (1) expanding its low-end printing business by offering better color laser printers and color GELJET printers and (2) launching its production printing business off the ground as soon as possible. In the Industrial Products segment, Ricoh will allocate and direct its resources into businesses where large growth is expected. Ricoh will also make an effort to strengthen the cooperation between the technical fields and the business areas in order to develop new businesses that combine diverse fields. In addition, Ricoh plans to make further advances in business development in emerging markets in both the Office Solutions and the Industrial Products segments. In order to enhance or create customer value and increase earning power in each segment, it is important to secure competitive superiority through technology. Accordingly, Ricoh will continue to actively focus on strengthening its technical abilities.

SALES AND DISTRIBUTION
----------------------

     Ricoh continues to utilize the following three marketing and sales channels for the distribution of its products to end-user customers in Japan: (1) direct sales by Ricoh to end-user customers through approximately 35 domestic subsidiaries and affiliates, (2) sales through independent dealers of office machinery and (3) sales through independent office supply wholesalers and retailers. Ricoh estimates that over one-half of its domestic copier sales by revenue are derived from its direct sales channels to end-user customers, with the remaining balance being divided between sales through independent dealers of office machinery and independent office supply wholesalers and retailers. These marketing and sales channels are coordinated by Ricoh's seven regional sales subsidiaries located in the Hokkaido, Tohoku, Kanto, Chubu, Kansai, Chugoku and Kyushu areas.

     One of Ricoh's strategies in expanding its overseas marketing and sales channels has been to acquire office equipment sales companies in various locations around the world through which it can sell its products. Accordingly, in addition to selling Ricoh brand name products through its overseas sales subsidiaries, affiliates and independent dealers (similar to the marketing and sales channels used for the distribution of products in Japan), Ricoh also sells its products through the following two marketing and sales channels in the overseas market: (1) sales of products under brand names which Ricoh purchased through acquisitions (i.e., the "Savin" brand, the "Lanier" brand and the "Infotec" brand) and (2) sales of Ricoh's products as the original equipment manufacturer ("OEM") of copiers and printers of other companies. Savin and Lanier were originally Ricoh's OEM distributors prior to their acquisition. Ricoh has organized sales and distribution channels to accommodate its four operating regions outside of Japan: (1) the Americas, (2) Europe, Africa, and the Middle East, (3) Asia and Oceania and (4) China.

     Ricoh recognizes revenue for sales upon the delivery and installation of equipment to its end-user customers. Revenue from the sales of equipment under sales-type leases is recognized as product sales at the inception of the lease. Information regarding the methods by which Ricoh recognizes revenue is also set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are included in this annual report.

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

     In Japan, repair and maintenance services are generally provided by Ricoh's service specialists. Ricoh's service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Ricoh's Customer Support System is available on a nationwide basis in Japan in order to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers that are in operation and provide immediate service to such copiers. The total number of Ricoh's sales and service personnel in Japan is approximately 22,700. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers in the overseas market who purchased

Ricoh products. The total number of Ricoh's overseas sales and service personnel is approximately 23,700.

     Additional information regarding the manner in which Ricoh accounts for its after-sales services is set forth in Item 5. Critical Accounting Policies and
Note 2 to the Consolidated Financial Statements which are included in this annual report.

PRINCIPAL MARKETS
-----------------

     Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh's sales expanded in fiscal year 2008. As noted below, for fiscal year 2008, net sales in Japan, the Americas, Europe and Other as a percentage of total net sales were 45.8%, 19.6%, 27.2% and 7.4%, respectively. The table below breaks down for each geographic area the total net sales amount and percentage of such net sales amount as compared against total net sales for each of the last three fiscal years.

SALES BY GEOGRAPHIC AREA

                        Millions of Yen (except for percentages to net sales)
                                   For the Year Ended March 31,
               ---------------------------------------------------------------------
                        2006                    2007                    2008
               ---------------------------------------------------------------------
JAPAN                966,224    50.6%      1,002,251    48.4%      1,016,034    45.8%
THE AMERICAS         387,412    20.3         426,453    20.6         434,799    19.6
EUROPE               434,800    22.8         507,158    24.5         603,219    27.2
OTHER                120,802     6.3         133,063     6.5         165,937     7.4
------------------------------------------------------------------------------------
   Total           1,909,238   100.0%      2,068,925   100.0%      2,219,989   100.0%
------------------------------------------------------------------------------------

Notes:

(1) Sales amounts set forth in the above table are based on the location of the purchaser (external customer) of the product. For example, if the product is manufactured in Japan and sold to an external customer located in the United States, such sale would be recorded as a sale in the Americas geographic segment.

(2) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business was reclassified as a discontinued operation was excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(1) Japan

     Economic growth in Japan slowed down especially in the second half of fiscal year 2008 due primarily to the increase in the price of crude oil, the decline in the Japanese stock market and the appreciation of the Japanese Yen relative to the U.S. Dollar. As a result, sales in Japan for fiscal year 2008 increased only by 1.4% compared to fiscal year 2007. Market competition in the types of products that Ricoh manufactures and markets continues to intensify. In order to succeed in such environment, Ricoh has consistently strived to change its product lineup from analog stand-alone equipment and monochrome products to digital equipment with network capabilities and color products in order to respond to customers' preferences. To assist customers in managing their Total Document Volume ("TDV") effectively and efficiently in the office, Ricoh also offers business solutions to create a networked environment that meets customers' needs. To capitalize on such demand, in fiscal year 2008, Ricoh launched its new solutions brand "Operius" in Japan, which is focused on providing solutions to customers to maximizing their office environment.

(2) The Americas

     Despite sluggish economic conditions in the Americas resulting from a slowdown in growth in the United States, Ricoh introduced new color MFPs to meet customers' demands for color and high-speed products with networking capabilities.

     During fiscal year 2008, in an effort to consolidate its operations, Ricoh merged Lanier Worldwide, Inc. into Ricoh Corporation, its parent company, and changed the name of Ricoh Corporation to Ricoh Americas Corporation. Accordingly, Ricoh Americas Corporation started distributing in the United States from April 2007 both Lanier and Savin brand products in addition to Ricoh brand products. While Ricoh Americas Corporation sold Gestetner brand products during fiscal year 2008, it is in the process of phasing such brand out of its product lineup in the United States.

     In addition, in fiscal year 2008 Ricoh and IBM formed a joint venture company (InfoPrint Solutions Company) based on IBM's Printing Systems Division. The joint venture company and its subsidiaries offer printing solutions for general office, industrial, enterprise and commercial printing environments of small businesses and large enterprises. The sales generated by this joint venture company, which was reflected in Ricoh's financial statements for the first time in fiscal year 2008, contributed to the overall sales for the Americas.

(3) Europe

     With economic conditions in Europe remaining relatively stable during fiscal year 2008, sales of color PPCs/MFPs, color and monochrome laser printers and GELJET printers continued to increase as Ricoh made efforts to introduce new products in such product lines. The continuous enhancement and introduction of products in the Office Solutions segment enabled Ricoh to further improve its sales in Europe as customers were able to fulfill more of their office equipment needs through Ricoh. In particular, Ricoh was able to increase its sales in Europe as a result of the shift from monochrome to color PPCs/MFPs, color laser printers and GELJET printers and the introduction of tailor-made solutions for its customers regardless of the size of their business. Through these efforts Ricoh continued to maintain its top market share position in Europe for copiers and MFPs during fiscal year 2008.

     To further enhance its sales and service network, Ricoh transferred the headquarter functions in the European region to Ricoh Europe Holdings B.V., a newly established subsidiary of the Company, in April 2007 by consolidating Ricoh Europe B.V.

and NRG Management Ltd. In connection with this process, Ricoh also consolidated certain sales and services companies in Europe. The purpose of establishing a holding company structure in Europe and consolidating certain sales and service companies was to optimize the operational structure in each country in this geographic region to respond promptly to new customer demands and to enhance the effectiveness of its business by eliminating duplicative functions, which existed due to certain acquisitions Ricoh made in the past in Europe.

(4) Other

     The Other geographic area includes China, South East Asia and Oceania. Sales in this geographic area increased as a result of the continuing shift from monochrome models to color models during fiscal year 2008. Because this geographic area is expected to continue expanding, Ricoh continues to view this market as strategically important not only as a production site but also as a potential market within which to increase future sales of its products. In line with this strategy, Ricoh plans to establish a new plant in Thailand to secure sufficient production capacity and to reduce its dependence on its production facilities in China. Ricoh continues to strengthen relationships with its customers in this geographic area by working closely with its regional sales network.

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

     The size and number of our competitors vary across our product categories, as do the resources allocated by our competitors to the markets Ricoh targets. Ricoh's competitors may have greater financial, personnel and other resources than Ricoh has in a particular market or overall. These competitors may have greater resources available to them to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns than Ricoh. Competitors may also adopt more aggressive pricing policies for their products and make more attractive offers to potential customers, employees, and strategic partners. These competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

     Despite this intense competition in the office equipment industry, Ricoh's management believes that Ricoh will be able to maintain and enhance its position in the global market because of its experience, expertise and technical capabilities as a leading provider of office equipment, and dedication to meet customers' needs.

SEASONALITY
-----------

     Sales in the Office Solutions segment generally increase in March of each year, which is the end of the fiscal year for most Japanese companies. This is due to the increase in demand for these products as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. Sales generated during the month of March each year due to this seasonality accounts for approximately 11.6% of Ricoh's domestic sales in Japan. However, the effect of this seasonality on a consolidated basis is minimal, as only approximately 3.7% of Ricoh's total consolidated sales are generated from domestic sales in Japan during the month of March.

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

     Three environmental regulations which may affect Ricoh's businesses are the European Union Directive on Waste Electrical and Electronic Equipment (the "WEEE Directive"), the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the "RoHS Directive") and the European Union Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals (the "REACH Regulation") and the European Union Regulation on the Registration, Evaluation, Authorization and Restriction of Chemicals (the "REACH Regulation"). Beginning in August 2005, the WEEE Directive, as enacted by individual European Union countries, made manufacturers or importers of electrical and electronic equipment in the European Union financially responsible for the collection, recycling, treatment, recovery and legitimate disposal of collected electrical and electronic equipment. The RoHS Directive prohibits to contain lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE) more than specific concentration in electrical and electronic equipment to be sold in the European Union market from July 2006. The REACH Regulation entered into force in June 2007 to improve protection of human health and the environment through the identification of the intrinsic properties of chemical substances and, among other things, requires the registration of chemical substances manufactured or used in products sold in the European Union. This regulation covers almost all forms of chemicals (that is, products in gaseous, liquid, paste or powdery form) and "articles" (newly defined in REACH) manufactured in or imported into the European Union. A variety of similar environmental regulations have been or are expected to be enacted in other regions where Ricoh operates. Ricoh is endeavoring to establish appropriate measures to comply with these new regulations.

     Ricoh currently operates, and hopes to continue operating, its business without significant difficulty in complying with applicable government regulations.

C. Organizational Structure

     As of March 31, 2008, the Ricoh group includes the Company and 306 subsidiaries and 11 affiliates located worldwide. Ricoh's R&D, manufacturing, sales, and service activities center on office equipment, optical equipment and other devices.

     The Company is the parent of the Ricoh group. The Company heads the R&D activities of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

     The following is a list of the principal subsidiaries of the Company. None of the Company's 11 affiliates are considered material affiliates of Ricoh.

                                                          Proportion
                                             Country of  of ownership
Company Name                                 Formation     interest    Main businesses
--------------------------------------------------------------------------------------------------------------------------
(SUBSIDIARIES)
Ricoh Optical Industries Co., Ltd.                Japan      100.0     Manufacturing optical equipment
Tohoku Ricoh Co., Ltd.                            Japan      100.0     Manufacturing office equipment
Ricoh Unitechno Co., Ltd.                         Japan      100.0     Manufacturing parts for office equipment
Ricoh Elemex Corporation                          Japan       56.0     Manufacturing and sales of office equipment
                                                             (56.7)    and minuteness equipment
Ricoh Microelectronics Co., Ltd.                  Japan      100.0     Manufacturing parts for office equipment
Ricoh Keiki Co., Ltd.                             Japan      100.0     Manufacturing parts for office equipment
Ricoh Printing Systems, Ltd.                      Japan      100.0     Manufacturing and sale of office equipment
Ricoh Tohoku Co., Ltd.                            Japan      100.0     Sale of office equipment
Ricoh Chubu Co., Ltd.                             Japan      100.0     Sale of office equipment
Ricoh Kansai Co., Ltd.                            Japan      100.0     Sale of office equipment
Ricoh Chugoku Co., Ltd.                           Japan      100.0     Sale of office equipment
Ricoh Kyushu Co., Ltd.                            Japan      100.0     Sale of office equipment
Hokkaido Ricoh Co., Ltd.                          Japan      100.0     Sale of office equipment
Ricoh Sales Co., Ltd.                             Japan      100.0     Sale of office equipment
Ricoh Technosystems Co., Ltd.                     Japan      100.0     Maintenance, service and sale of office equipment
Ricoh Logistics System Co., Ltd.                  Japan      100.0     Logistics services and custom clearances

                                                          Proportion
                                             Country of  of ownership
Company Name                                 Formation     interest    Main businesses
--------------------------------------------------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.                           Japan       51.2     General leasing
Ricoh Electronics, Inc.                          U.S.A.      100.0     Manufacturing office equipment
                                                                       and related supplies
Ricoh UK Products Ltd.                             U.K.      100.0     Manufacturing office equipment
Ricoh Industrie France S.A.S.                    France      100.0     Manufacturing office equipment and related supplies
Ricoh Asia Industry (Shenzhen) Ltd.               China      100.0     Manufacturing office equipment and related supplies
Shanghai Ricoh Digital Equipment Co., Ltd.        China      100.0     Manufacturing and sale of office equipment
Ricoh Americas Corporation                       U.S.A.      100.0     Sale of office equipment
InfoPrint Solutions Company, LLC                 U.S.A.       63.3     Sale of office equipment
Ricoh Europe Holdings PLC                          U.K.      100.0     Sale of office equipment
NRG Group PLC                                      U.K.      100.0     Sale of office equipment
Ricoh Asia Industry Ltd.                     Hong Kong,
                                                  China      100.0     Sale of office equipment
Ricoh Asia Pacific Pte Ltd                    Singapore      100.0     Sale of office equipment
Ricoh China Co., Ltd.                             China      100.0     Sale of office equipment
Ricoh Finance Nederland B.V.                Netherlands      100.0     Corporate finance
And 276 other subsidiaries

(AFFILIATES)
11 affiliates (none of which are material affiliates)

Notes:

(1)  Proportion of ownership interest includes indirect ownership.

(2) Figures in parentheses indicate portion of voting power if different from portion of ownership interest.

(3) Ricoh Leasing Co., Ltd. and NRG Group PLC are the only subsidiaries of the Company that are a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.

D. Property, Plant and Equipment

     Ricoh manufactures its products primarily in fifteen plants in Japan and six plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. The following table gives certain information as of March 31, 2008 regarding the Company's and its subsidiaries' principal production and other facilities. With the exceptions of Shanghai Ricoh Digital Equipment Co., Ltd. and GR Advanced Materials Ltd., the production and other facilities listed below have floor space exceeding 10,000 square meters.

Name (Location)                                          Floor space     Principal activities and products manufactured
------------------------------------------------------------------------------------------------------------------------------------
                                                        (in thousands
                                                      of square meters)
Japan:
   Ricoh Company, Ltd.
      Ohmori Plant (Tokyo)                                    54         Parts relating to copiers
      Atsugi Plant (Kanagawa)                                 73         Office equipment and other products
      Numazu Plant (Shizuoka)                                111         Paper and toner
      Ikeda Plant (Osaka)                                     27         Electronic devices
      Hatano Plant (Kanagawa)                                 15         Printed circuit boards and electronic components
      Fukui Plant (Fukui)                                     34         Papers and toner
      Gotenba Plant (Shizuoka)                                70         Office equipment
      Yashiro Plant (Hyogo)                                   34         Electronic devices
      Ricoh Technology Center (Kanagawa)                      71         R&D
      Head Office (Tokyo)                                     21         Head office and marketing of office equipment
      Research & Development Center (Kanagawa)                17         R&D
      System Center (Tokyo)                                   10         Information system center, marketing of office equipment
                                                                         and other business
      Ginza Office (Tokyo)                                    11         Marketing of office equipment and other business
      Shin-Yokohama office (Kanagawa)                         40         Marketing of office equipment, other business and related
                                                                         services
   Subsidiaries:
      Ricoh Optical Industries Co., Ltd. (Iwate)              23         Photographic equipment
      Tohoku Ricoh Co., Ltd. (Miyagi)                         55         Office equipment, parts relating to copiers and duplicators
      Hasama Ricoh, Inc. (Miyagi)                             14         Parts relating to copiers and data processing equipment
      Ricoh Unitechno Co., Ltd. (Saitama)                     18         Office equipment
      Ricoh Elemex Corporation. (Aichi)                       47         Office equipment and measuring equipment
      Ricoh Microelectronics Co., Ltd. (Tottori)              11         Printed circuit boards and electronic components

Name (Location)                                          Floor space     Principal activities and products manufactured
------------------------------------------------------------------------------------------------------------------------------------
                                                        (in thousands
                                                      of square meters)
      Ricoh Keiki Co., Ltd. (Saga)                            10         Printed circuit boards and parts relating to copiers
   Overseas:
      Ricoh Electronics, Inc.                                 81         Copiers, parts relating to copiers, toner and thermal paper
      (Irvine, Santa Ana and Tustin, California
      and Lawrenceville, Georgia, U.S.A.)
      Ricoh UK Products Ltd.                                  34         Copiers, parts relating to copiers and toner
      (Telford, United Kingdom)
      Ricoh Industries France S.A.S.                          42         Copiers, parts relating to copiers and thermal paper
      (Colmar, France)
      Ricoh Asia Industry (Shenzhen) Ltd.
      (Shenzhen, China)                                       42         Copiers, parts relating to copiers, and toner
      Shanghai Ricoh Digital Equipment Co., Ltd.               6         Copiers, facsimile equipment and parts relating to copiers
      (Shanghai, China)
      GR Advanced Materials Ltd.                               7         Supplies relating to duplicators
      (Scotland, United Kingdom)

     In recognition of Ricoh's overall technological development capabilities, the Ricoh Technology Center, which is a core development facility for Ricoh's major products located in Kanagawa, Japan, was awarded the grand prize of the "Fourth Nikkei Monozukuri Awards (2007)." This award is sponsored by Nikkei Inc. (one of Japan's major media companies providing global business news and information services) and has been established to honor factories and research facilities, or programs or systems utilized at such factories or research facilities, that engage in the "monozukuri (manufacturing)" process. The Ricoh Technology Center was awarded the grand prize in recognition of its efficient development system that centralizes research and development and production functions to encourage cross-functional development.

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

     Ricoh distributes its products and competes in the following four geographic areas: (1) Japan, (2) the Americas, (3) Europe and (4) Other, which includes China, South East Asia and Oceania. For additional details on Ricoh's business, see Item 4.B. Information on the Company - Business Overview.

     Because of the global nature of Ricoh's operations, Ricoh's results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Furthermore, competition in the businesses Ricoh operates has increased significantly and is likely to continue increasing in the future. The two most significant trends in the office equipment market continue to be the movement towards digital networking systems from stand-alone models and the shift in customers' demands toward color products from monochrome products. In response to these trends, Ricoh's competitors are introducing color products and digital networking systems, thereby increasing the level of competition in these products. Ricoh seeks to prevail over the intense competition in the office equipment market by continuing to provide customers with equipment that optimizes the TCO of such equipment and enhancing office productivity and efficiency.

     Historically, Ricoh's revenues have been derived mainly from the manufacturing and sale of equipment (such as copiers and printers). In the current competitive environment, the key factor to achieve revenue growth is the expansion of available product lines and areas of services to address the increase in customer demand for digitization, color printing and high volume printing, which became possible upon the introduction of printers with high-speed printing capabilities. To achieve sustained growth in the current environment, Ricoh's goal is to broaden its revenue and earnings base by increasing the total copying or printing volume of its customers (which Ricoh refers to as "Building Total Document Volume") and the amount of revenue per copy or printed page. To attain this goal, Ricoh's strategies continue to include (1) replacing monochrome products with color models at prices comparable to those of monochrome models, (2) expanding sales of high-speed models and (3) deploying printing solutions so that customers can optimize the total output costs of their copiers and printers.

     To increase the sale of its products to corporations with global operations, Ricoh expanded its sales structure in the Office Solutions segment through various means during the last few fiscal years, including the acquisition of the European sales and service companies of Danka Business Systems PLC. Ricoh also made further improvements to the features and functions of its product lines in the Office Solutions segment, such as enhancing output speed and improving the user-friendliness of its products, which enabled customers to comprehensively increase their productivity.

     In addition to its continuing efforts to strengthen its office solutions business, Ricoh and IBM formed a joint venture company, InfoPrint Solutions Company, which commenced its operations in June 2007. At the time this company commenced its operations, Ricoh owned 51 percent of this company. Based on the agreement entered into with IBM, Ricoh's ownership percentage will gradually increase up to 100 percent over the next three years. As of March 31, 2008, Ricoh owned 63.3 percent of this company. Ricoh expects that this company will strengthen its capabilities in output solutions, including large volume printing.

     Due in part to these initiatives, Ricoh recorded revenue growth for the 14th consecutive year in fiscal year 2008. Ricoh strove to remain competitive and achieve sustained growth by placing a high priority on creating products that added value for customers in new ways (e.g., by increasing printing speeds or allowing easier network connectivity) and managing its operations in a highly efficient manner. To this end, Ricoh continued to reinforce its technological strengths by making capital expenditures and investments in R&D to create products and services that can provide new value for its customers. At the same time, Ricoh continued to steadily increase its operational efficiency through cost-cutting measures across its business units, which included the reduction of production costs and the streamlining of its business structure, as well as supply chain management. As part of its strict cost management policy, Ricoh analyzed the cost structure of its products at the design phase for the purpose of minimizing production costs. Through the application of this policy, Ricoh sought to maximize profits. Ricoh also continued to pursue increased efficiency in the use of financial resources by decreasing its interest-bearing debt by effectively managing and utilizing the funds available to it on a group-wide basis.

     Ricoh's consolidated net sales increased by 7.3% to Yen 2,219.9 billion for fiscal year 2008, from Yen 2,068.9 billion for fiscal year 2007, due primarily to the increase in net sales of PPCs/MFPs, laser printers and GELJET printers, particularly those with color capabilities. In addition, net sales generated by InfoPrint Solutions Company which became a consolidated subsidiary in fiscal year 2008 (whose net sales were reflected for part of the fiscal year) as well as sales and service companies in Europe which were acquired in fiscal year 2007 (whose net sales were reflected for the full fiscal year for the first time), contributed to the increase in overall net sales for fiscal year 2008. Despite the increase in sales of value-added products, such as color MFPs and color and monochrome laser printers and GELJET printers, the percentage increase in gross profit was lower than the percentage increase in selling, general and administrative expenses due primarily to certain expenses that Ricoh incurred during fiscal year 2008 to expand its business and to improve its operational efficiency. As a result, while Ricoh's operating income increased by 4.1%, operating income as a percentage of net sales decreased from 8.4% to 8.2%.

KEY PERFORMANCE INDICATORS

     The following table shows changes for the last three fiscal years in the key performance indicators that Ricoh's management uses in assessing its performance.

                                             For the year ended March 31,
                                             ----------------------------
                                               2006       2007      2008
                                             --------   -------   -------
Net Sales (in billions of Yen)                1,909.2   2,068.9   2,219.9
Operating income to net sales ratio/(1)/          7.8%      8.4%      8.2%
Return on assets/(2)/                             4.9%      5.2%      4.8%
Inventory turnover within months/(3)/            1.82      1.83      1.78
Interest-bearing debt (in billions of Yen)      381.2     415.6     384.3

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

     Pension Accounting
     ------------------

     The total costs for employees' severance payments and pension plans represented approximately 1.1%, 0.9% and 0.8% of Ricoh's total costs and expenses for fiscal years 2006, 2007 and 2008, respectively. The amounts recognized in the consolidated financial statements relating to employees' severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees' severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service and other factors. Among these assumptions, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2008, Ricoh recognized and reflected in its consolidated balance sheets the funded status of its pension plans (equal to the difference between the fair value of plan assets and the projected benefit obligations) in the total amount of Yen 96.9 billion.

     For fiscal years 2006, 2007 and 2008, Ricoh used expected long-term rates of return on pension plan assets of 3.2%, 3.1% and 3.2%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh's analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 45%, 20%, 15% and 20% of the plan assets will be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2008, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2006, 2007 and 2008 were approximately 20.9% (gain), 2.3% (gain) and 6.4% (loss), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

     With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumption, Ricoh's weighted average discount rates for fiscal years 2006, 2007 and 2008 were 2.8%, 3.1% and 3.1%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

     The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh's pension plans as of March 31, 2008.

                                                                     CHANGE IN      CHANGE IN PRE-
                                                                  PENSION BENEFIT     TAX PENSION
                      CHANGE IN ASSUMPTION                          OBLIGATIONS         EXPENSES
                      --------------------                        ---------------   --------------
                                                                         (Billions of Yen)
50 basis point increase / decrease in discount rate                   - / + 24.1         - / + 0.3
50 basis point increase / decrease in expected return on assets                -         - / + 1.4

     Impairment of Long-Lived Assets and Goodwill
     --------------------------------------------

     As of March 31, 2008, the aggregate of Ricoh's property, goodwill and intangible assets was Yen 481.5 billion, which accounted for 21.7% of the total assets. Ricoh believes that impairment of long-lived assets and goodwill are critical to Ricoh's financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.

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

     Impairment of Securities
     ------------------------

     Individual securities classified as available-for-sale securities are reduced to their fair market value by a charge to income for declines in value that are not temporary. Factors considered in assessing whether an impairment other than a temporary impairment exists include: (1) the length of time and extent of decline, (2) the financial condition and near term prospects of the issuer and (3) the intent and ability of Ricoh to retain such investment for a period of time sufficient to allow for any anticipated recovery in market value. Ricoh believes that impairment of securities is critical for its financial statements because it holds significant amounts of securities, the recoverability of which or lack thereof, could significantly affect its results of operations.

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

     See Note 2 to the Consolidated Financial Statements for "New Accounting Standards."

A. Operating Results

     The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

                                                Millions of Yen (except percentages)                   Thousands of    % Change
                                   ------------------------------------------------------------------  U.S. Dollars  -----------
                                            2006                   2007                   2008          2008/(2)/    2007   2008
--------------------------------------------------------------------------------------------------------------------------------
Net sales
   Products                            1,108,746              1,189,548              1,292,228          $12,922,280    7.3   8.6
   Post sales and rentals                693,138                768,965                817,230            8,172,300   10.9   6.3
   Other revenue                         107,354                110,412                110,531            1,105,310    2.8   0.1
--------------------------------------------------------------------------------------------------------------------------------
      Total                            1,909,238  100.0%      2,068,925  100.0%      2,219,989  100.0%   22,199,890    8.4   7.3
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales
   Products                              738,962                783,681                855,852            8,558,520    6.1   9.2
   Post sales and rentals                293,559                335,444                346,945            3,469,450   14.3   3.4
   Other revenue                          81,717                 87,394                 89,465              894,650    6.9   2.4
--------------------------------------------------------------------------------------------------------------------------------
      Total                            1,114,238   58.4%      1,206,519   58.3%      1,292,262   58.2%   12,922,620    8.3   7.1
--------------------------------------------------------------------------------------------------------------------------------
      Gross profit                       795,000   41.6%        862,406   41.7%        927,727   41.8%    9,277,270    8.5   7.6
Selling, general and
   administrative expenses               646,416   33.8%        688,026   33.3%        746,221   33.6%    7,462,210    6.4   8.5
--------------------------------------------------------------------------------------------------------------------------------
      Operating income                   148,584    7.8%        174,380    8.4%        181,506    8.2%    1,815,060   17.4   4.1
--------------------------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend
      income                              (2,896)                (5,501)                (6,341)             (63,410)
   Interest expense                        5,244                  7,350                  4,835               48,350
   Foreign currency exchange
      (gain) loss, net                    (3,748)                 1,199                 10,901              109,010
   Other, net                             (2,782)                (3,187)                (2,558)             (25,580)
--------------------------------------------------------------------------------------------------------------------------------
      Total                               (4,182)  (0.2%)          (139)  (0.0%)         6,837    0.3%       68,370     --    --
--------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before income taxes,
   minority interests and equity
   in earnings of affiliates             152,766    8.0%        174,519    8.4%        174,669    7.9%    1,746,690   14.2   0.1
--------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes:               56,165    2.9%         64,326    3.1%         63,396    2.9%      633,960   14.5  (1.4)
--------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before minority interests and
   equity in earnings of
   affiliates                             96,601                110,193                111,273            1,112,730
Minority interests                         4,185                  5,508                  6,057               60,570
Equity in earnings of affiliates           2,606                  1,539                  1,247               12,470
--------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations         95,022    5.0%        106,224    5.1%        106,463    4.8%    1,064,630   11.8   0.2
Income from discontinued
   operations, net of tax /(1)/            2,035    0.1%          5,500    0.3%             --     --            --  170.3    --
--------------------------------------------------------------------------------------------------------------------------------
      Net income                          97,057    5.1%        111,724    5.4%        106,463    4.8%    1,064,630   15.1  (4.7)
--------------------------------------------------------------------------------------------------------------------------------

                                                                  YEN                                               Change
                                   ------------------------------------------------------------------        --------------------
Reference: Exchange Rates*                    2006                   2007                 2008                  2007      2008
---------------------------------------------------------------------------------------------------------------------------------
        US$ 1                             113.26                 117.02                 114.40                    3.76      (2.62)
        EURO 1                            137.86                 150.08                 161.69                   12.22      11.61

* These rates are the annual average exchange rate of the daily average TTM rates published by The Bank of Tokyo-Mitsubishi UFJ, Ltd. These rates are used when consolidating the financial results of Ricoh's overseas subsidiaries with those of the Company.

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above consolidated financial data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2008," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2008, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 100 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2008.

SALES BY PRODUCT

                                             Millions of Yen (except for percentages)                 Thousands of    % Change
                              ---------------------------------------------------------------------   U.S. Dollars  ------------
                                      2006                    2007                     2008            2008/(2)/     2007   2008
                              ---------------------   ---------------------   ---------------------   ------------  ------  ----
OFFICE SOLUTIONS
   Imaging Solutions              1,446,635    75.8%      1,580,155    76.4%      1,709,491    77.0%   $17,094,910    9.2    8.2
   Network System Solutions         190,593    10.0         194,312     9.4         200,082     9.0      2,000,820    2.0    3.0
INDUSTRIAL PRODUCTS                 120,636     6.3         133,387     6.4         144,340     6.5      1,443,400   10.6    8.2
OTHER                               151,374     7.9         161,071     7.8         166,076     7.5      1,660,760    6.4    3.1
      Total                       1,909,238   100.0%      2,068,925   100.0%      2,219,989   100.0%   $22,199,890    8.4    7.3

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above consolidated financial data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2008," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2008, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 100 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2008.

(3) The above consolidated financial data set forth net sales to external customers by product.

FISCAL YEAR 2008 COMPARED TO FISCAL YEAR 2007

     NET SALES. Consolidated net sales of Ricoh for fiscal year 2008 increased by 7.3% (or Yen 151.0 billion) to Yen 2,219.9 billion from Yen 2,068.9 billion for fiscal year 2007. The increase in net sales in the Office Solutions segment and the Industrial Products segment primarily contributed to this increase in net sales.

     Net sales from the Office Solutions segment accounted for 86.0% of Ricoh's total consolidated net sales for fiscal year 2008. Net sales of PPCs/MFPs, laser printers and GELJET printers, particularly those with color capabilities, continued to increase during fiscal year 2008. In addition, net sales generated by InfoPrint Solutions Company (whose net sales were reflected for part of the fiscal year) and the European sales and service companies (formerly known as Danka Business Systems PLC) acquired in fiscal year 2007 (whose net sales were reflected for the full fiscal year for the first time) contributed to the increase in net sales for the Office Solutions segment for fiscal year 2008. More specifically, a significant portion of the net sales from the Office Solutions segment was derived from the Imaging Solutions category, which accounted for 77.0% of Ricoh's total consolidated net sales, up 0.6 percentage points from fiscal year 2007. The increase in net sales from the Imaging Solutions category was due primarily to the increase in net sales of color PPCs/MFPs, color and monochrome laser printers and GELJET printers. Net sales derived from InfoPrint Solutions Company's production printing products as well as Ricoh's ability to respond to its customers' demands by offering solutions aimed at increasing management and workflow efficiencies and tailored to meet their printing needs ranging from office network printers and mission-critical business printers to high-speed, on-demand printing environments also contributed to the increase in net sales in the Imaging Solutions category for fiscal year 2008.

     Sales of color PPCs/MFPs continued to grow in double-digit percentage figures in both Japan and the overseas markets due in part to the introduction of new value-added products that featured higher printing quality and enhanced security functions. Compared to fiscal year 2007, net sales of color PPCs/MFPs increased by 11.3% in Japan and 35.8% in the overseas markets as customer demand in both Japan and the overseas markets continued to shift from monochrome to color products. Similar to fiscal year 2007, sales of color and monochrome laser printers and GELJET printers continued to grow in double-digit percentage figures in fiscal year 2008 in Japan and the overseas markets. Compared to fiscal year 2007, net sales of laser printers and GELJET printers increased by 8.9% in Japan and 88.8% in the overseas markets. These increases in laser printers and GELJET printers were due primarily to the continuous release of new value added products that adequately addressed customer needs in terms of printing quality and speed in both Japan and the overseas markets. For example, in fiscal year 2008, Ricoh introduced a new product lineup of low-end GELJET printers, such as the IPSiO GX3000SF/GX3000S Series (also known as Aficio GX3000SF/GX3000S/3050sfn when sold overseas), which were favorably received in Japan and the overseas markets.

     In addition to the increase in net sales in the Imaging Solutions category, the increase in net sales in the Network System Solutions category, which accounted for 9.0% of Ricoh's total consolidated net sales for fiscal year 2008, also contributed to the increase in net sales in the Office Solutions segment. Sales of information technology support services and software, which are focused on enhancing customers' office printing environment, increased in line with the increase in sales of Ricoh's solutions business (comprised not only of sales of hardware but also sales of software and services). In Japan, Ricoh focused on providing greater support services that assisted customers in developing networked environments to optimize their printing costs and that lead to increased sales of both hardware and software particularly following the launch of its new solutions brand "Operius." As a result of these factors, net sales in the Network System Solutions category increased by 3.0% in fiscal year 2008 as compared to fiscal year 2007.

     In the Industrial Products segment, net sales increased by 8.2% in fiscal year 2008 as compared to fiscal year 2007. This increase was due primarily to the increase in sales of semiconductors and thermal media resulting from stable market demand for such products. In particular, sales of semiconductors increased due primarily to an increase in demand for Ricoh's integrated circuits by manufacturers of electronic devices such as cellular phones and PC card. The increase in sales in these products, however, was partially offset by the decrease in sales of optical equipment due to lower demand for rear projection products.

     In the Other segment, net sales increased by 3.1% mainly due to the continuous increase in sales of digital cameras and financing services.

     The net effect of the depreciation of the U.S. Dollar and the appreciation of the Euro in relation to the Japanese Yen also contributed to the increase in consolidated net sales in fiscal year 2008 as compared to fiscal year 2007 in Japanese Yen. Had the foreign currency exchange rates remained the same as in fiscal year 2007, Ricoh's consolidated net sales would have increased by 5.4%.

     Products. The increase in net sales derived from products was due primarily to the increase in net sales of color PPCs/MFPs, color and monochrome laser printers and GELJET printers resulting from Ricoh's introduction of new high- to low-end product models with advanced features, which were favorably received by customers who wished to expand their office digital color networking capacity. The increase in net sales of color PPCs/MFPs, color and monochrome laser printers and GELJET printers completely offset the decrease in net sales of optical equipment. In addition, net sales generated by products sold by InfoPrint Solutions Company and the European sales and service companies acquired in fiscal year 2007 contributed to the growth in net sales derived from products.

     Post sales and rentals. Net sales derived from post sales services and rentals of equipment increased mainly due to an increase in revenue from post sale services such as maintenance services as well as increased sales of supplies for PPCs/MFPs, laser printers and GELJET printers. Ricoh continued to direct its marketing and promotional efforts of its equipment rental services towards major corporate clients in Japan and overseas.

     Other revenue. Net sales derived from other sources increased mainly due to an increase in revenue from financing services.

     COST OF SALES. Consolidated cost of sales for fiscal year 2008 increased by 7.1% (or Yen 85.7 billion) to Yen 1,292.2 billion from Yen 1,206.5 billion for fiscal year 2007. This increase was due primarily to the increase in net sales of color PPCs/MFPs, color and monochrome laser printers and GELJET printers. The increase in cost of sales was also attributable to the fact that fiscal year 2008 was the first year in which (1) cost of sales incurred by InfoPrint Solutions Company, which commenced its operation in June 2007 and (2) cost of sales for the full fiscal year incurred by the European sales and service companies (formerly known as Danka Business Systems PLC) acquired in fiscal year 2007, were reflected in Ricoh's financial statements. While overall cost of sales increased due to the above factors, Ricoh was able to achieve certain production efficiencies as a result of the increase in net sales of the above products.

     GROSS PROFIT. Consolidated gross profit for fiscal year 2008 increased by 7.6% (or Yen 65.3 billion) to Yen 927.7 billion from Yen 862.4 billion for fiscal year 2007. This increase in gross profit primarily reflects the increase in net sales derived from new value-added products, such as color PPCs/MFPs, color and monochrome laser printers and GELJET printers, as well as production efficiencies achieved by Ricoh as a result of increased sale of some of its products. Gross profit recorded by InfoPrint Solutions Company (for part of the fiscal year) and the European sales and service companies (formerly known as Danka Business Systems PLC) acquired in fiscal year 2007 (for the full fiscal year) in Europe also contributed to the increase in consolidated gross profit for fiscal year 2008.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for fiscal year 2008, increased by 8.5% (or Yen 58.1 billion) to

Yen 746.2 billion from Yen 688.0 billion for fiscal year 2007. Ricoh invested Yen 126.0 billion in R&D activity during fiscal year 2008 for purposes of developing more advanced PPCs/MFPs, laser printers and GELJET printers with new capabilities to maintain Ricoh's large market share position in these products in the current competitive marketplace. In addition Ricoh incurred certain expenses relating to (1) investments in information technologies in connection with the development of its core operating systems in its offices in Japan and overseas and (2) the commencement of operations of InfoPrint Solutions Company. Fiscal year 2008 was also the first year in which selling, general and administrative expenses of InfoPrint Solutions Company (for part of the fiscal year) and the European sales and service companies (formerly known as Danka Business Systems PLC) acquired in fiscal year 2007(for the full fiscal year) were reflected in Ricoh's consolidated financial statements. Expenses relating to the consolidation of certain other sales and service companies in Japan and overseas to improve operational efficiency, such as the consolidation of sales and services companies in Europe, also contributed to the increase in consolidated selling, general and administrative expenses for fiscal year 2008. Furthermore, the net effect of the appreciation of the Euro and the depreciation of the U.S. Dollar in relation to the Japanese Yen resulted in an increase in selling, general and administrative expenses of approximately Yen 10.9 billion.

     OPERATING INCOME. Consolidated operating income for fiscal year 2008 increased by 4.1% (or Yen 7.1 billion) to Yen 181.5 billion from Yen 174.3 billion for fiscal year 2007. Operating income as a percentage of net sales decreased by 0.2 percentage points from 8.4% for fiscal year 2007 to 8.2% for fiscal year 2008. Despite the increase in sales of value-added products such as color PPCs/MFPs, color and monochrome laser printers and GELJET printers, the percentage of increase in gross profit was lower than the percentage of increase in selling, general and administrative expenses due to certain expenses that Ricoh incurred during fiscal year 2008 to expand its business and to improve its operational efficiency as discussed above.

     INTEREST AND DIVIDEND INCOME. Consolidated interest and dividend income for fiscal year 2008 increased by Yen 0.8 billion to Yen 6.3 billion from Yen 5.5 billion for fiscal year 2007. This increase was attributable to the increase in dividend income derived from equity investments in Japanese companies reflecting the favorable financial market conditions and the positive change in economic conditions in Japan.

     INTEREST EXPENSE. Consolidated interest expense for fiscal year 2008 decreased by Yen 2.5 billion to Yen 4.8 billion from Yen 7.3 billion for fiscal year 2007. This decrease in interest expense was attributable to the decrease in the amount of outstanding interest-bearing debt owed to third parties, which reflects Ricoh's continuing efforts to utilize funds available within Ricoh rather than borrowing from third parties.

     FOREIGN CURRENCY EXCHANGE (GAIN) LOSS, NET. Consolidated foreign currency exchange loss, net included in other (income) expenses for fiscal year 2008 increased by Yen 9.7 billion to Yen 10.9 billion from Yen 1.1 billion for fiscal year 2007. For additional information on Ricoh's foreign exchange hedging activities, see Item 11. Quantitative and Qualitative Disclosures About Market Risk.

     OTHER, NET. Consolidated other, net included in other (income) expenses decreased by Yen 0.6 billion to an income of Yen 2.5 billion for fiscal year 2008 from an income of Yen 3.1 billion for fiscal year 2007. This decrease in income of other, net in fiscal year 2008 was due to the decrease in income derived from the sale of marketable securities as compared to fiscal year 2007.

     PROVISION FOR INCOME TAXES. Total consolidated provision for income taxes for fiscal year 2008 decreased by 1.4% (or Yen 0.9 billion) to Yen 63.3 billion from Yen 64.3 billion for fiscal year 2007. The effective tax rate was 36.3% for fiscal year 2008 compared to 36.9% for fiscal year 2007. The effective tax rate was lower than the Japanese statutory tax rate of approximately 40%. See Note 9 to the Consolidated Financial Statements for additional information.

     MINORITY INTERESTS. Consolidated minority interests for fiscal year 2008 increased by Yen 0.5 billion to Yen 6.0 billion from Yen 5.5 billion for fiscal year 2007. This increase was due primarily to improved performance of Ricoh Elemex Corporation for fiscal year 2008.

     EQUITY IN EARNINGS OF AFFILIATES. Consolidated equity in earnings of affiliates for fiscal year 2008 decreased by Yen 0.2 billion to Yen 1.2 billion from Yen 1.5 billion for fiscal year 2007. This decrease was due primarily to the fact that Ricoh no longer recorded earnings for a company that ceased to be an affiliate as of October 2007 due to certain restructuring initiatives undertaken by such company. See Note 7 to the Consolidated Financial Statements for additional information.

OPERATING SEGMENTS

                                 Millions of Yen (except for percentages)    Thousands of
                             ---------------------------------------------   U.S. Dollars
                                     2007                    2008              2008/(2)/   % Change
---------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
   Net sales                     1,774,467   100.0%      1,909,573   100.0%   $19,095,730     7.6
   Operating expenses            1,549,156    87.3       1,674,940    87.7     16,749,400     8.1
   Operating income                225,311    12.7%        234,633    12.3%   $ 2,346,330     4.1
---------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS
   Net sales                       138,112   100.0%        148,883   100.0%   $ 1,488,830     7.8
   Operating expenses              135,164    97.9         144,708    97.2      1,447,080     7.1
   Operating income                  2,948     2.1%          4,175     2.8%   $    41,750    41.6
---------------------------------------------------------------------------------------------------
OTHER
   Net sales                       161,071   100.0%        166,076   100.0%   $ 1,660,760     3.1
   Operating expenses              158,868    98.6         163,529    98.5      1,635,290     2.9
   Operating income                  2,203     1.4%          2,547     1.5%   $    25,470    15.6
---------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                        (4,725)                 (4,543)           $   (45,430)
   Operating expenses               51,357                  55,306                553,060
   Operating income (loss)         (56,082)                (59,849)           $  (598,490)
---------------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                     2,068,925   100.0%      2,219,989   100.0%   $22,199,890     7.3
   Operating expenses            1,894,545    91.6       2,038,483    91.8     20,384,830     7.6
   Operating income                174,380     8.4%        181,506     8.2%   $ 1,815,060     4.1
---------------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2008," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2008, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 100 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2008.

(3) The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions.

Office Solutions

     Net sales in the Office Solutions segment for fiscal year 2008 increased by 7.6% (or Yen 135.1 billion) to Yen 1,909.5 billion from Yen 1,774.4 billion for fiscal year 2007. This increase was due primarily to the growth recorded in the Imaging Solutions category. More specifically, sales in the Imaging Solutions category for fiscal year 2008 increased by 8.2% (or Yen 129.3 billion) to Yen 1,709.4 billion from Yen 1,580.1 billion for fiscal year 2007. This increase was due primarily to the increase in net sales of value-added color PPCs/ MFPs, color and monochrome laser printers and GELJET printers in both Japan and the overseas markets. Color PPCs/MFPs remained popular among customers as these products are equipped with advanced digital and networking technologies, which address customers' needs for conducting business operations effectively and efficiently by digitalizing and colorizing documents and enabling the handling of large volumes of information. The increase in sales of color and monochrome laser printers in fiscal year 2008 was due primarily to the fact that the net sales of InfoPrint Solutions Company, which primarily sells production printing products, were reflected in Ricoh's financial statements. Production printing products are high-end laser printers that are primarily used in environments that require high-volume printing, such as offices and data centers. The increase in sales derived from production printing products contributed to the increase in sales in this segment. In addition, Ricoh continued to release products with enhanced security features and products that are friendly to the environment. Furthermore, Ricoh continued to offer solutions to optimize the total printing costs of its customers in fiscal year 2008 to assist customers manage their TDV more effectively and efficiently. On the other hand, sales of monochrome PPCs/MFPs decreased in fiscal year 2008 due primarily to the shift in customer demand from monochrome products to products with color capabilities.

     Sales in the Network System Solutions category for fiscal year 2008 increased by 3.0% (or Yen 5.7 billion) to Yen 200.0 billion from Yen 194.3 billion for fiscal year 2007. Sales in the solutions business, such as support services that assist customers establish networked environments in connection with Ricoh's imaging solutions products and solutions with software to optimize total printing costs, continued to increase in both Japan and the overseas markets in fiscal year 2008. Sales in the printing solutions business increased because customers sought products that streamlined the process of document scanning, indexing and distribution by integrating hardware and software.

     Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Office Solutions segment would have increased by 5.5% (or Yen 98.1 billion) for fiscal year 2008 as compared to fiscal year 2007.

     For fiscal year 2008, cost of sales of the Office Solutions segment increased due primarily to the increase in net sales. Fiscal year 2008 was also the first fiscal year in which the cost of sales and selling, general and administrative expenses of InfoPrint Solutions Company (for part of the fiscal year) and the European sales and service companies (formerly known as Danka Business Systems PLC) acquired in fiscal year 2007 (for the full fiscal year) were reflected in Ricoh's consolidated financial statements. In addition, Ricoh incurred expenses relating to the increase of research and development investments in its core products, such as PPCs/MFPs in the Imaging Solutions category. Furthermore, Ricoh incurred certain selling, general and administrative expenses in fiscal year 2008 in connection with the consolidation of a number of sales and service companies in Europe. As a result, operating expenses in the Office Solutions segment for fiscal year 2008 increased by 8.1% (or Yen 125.7 billion) to Yen 1,674.9 billion from Yen 1,549.1 billion for fiscal year 2007.

     Operating income for the Office Solutions segment for fiscal year 2008 increased by 4.1% (or Yen 9.3 billion) to Yen 234.6 billion from Yen 225.3 billion for fiscal year 2007. Operating income as a percentage of net sales for fiscal year 2008 decreased by 0.4 percentage points to 12.3% from 12.7% as compared to fiscal year 2007 primarily because the percentage increase in operating expenses was greater than the percentage increase in net sales for the same period.

Industrial Products

     Net sales in the Industrial Products segment for fiscal year 2008 increased by 7.8% (or Yen 10.7 billion) to Yen 148.8 billion from Yen 138.1 billion for fiscal year 2007. Sales of semiconductors and thermal media increased due to stable market demand. In particular, sales of semiconductors increased due primarily to an increase in demand for Ricoh's integrated circuits by manufacturers of electronic devices such as cellular phones and PC card. While sales in the optical equipment business decreased from the previous fiscal year due primarily to the decrease in demand for rear projection products, such decrease in sales was fully offset by the increase in sales of the semiconductor and thermal media businesses.

     Operating expenses in this segment for fiscal year 2008, increased by 7.1% (or Yen 9.5 billion) to Yen 144.7 billion from Yen 135.1 billion for fiscal year 2007. This increase was due primarily to the increase in sales of products in this segment.

     As a result, operating income for the Industrial Products segment for fiscal year 2008 increased by 41.6% (or Yen 1.2 billion) to Yen 4.1 billion from Yen 2.9 billion for fiscal year 2007. Operating income as a percentage of net sales for fiscal year 2008 increased by 0.7 percentage points to 2.8% from 2.1% as compared to fiscal year 2007.

Other

     Net sales in the Other segment for fiscal year 2008 increased by 3.1% (or Yen 5.0 billion) to Yen 166.0 billion from Yen 161.0 billion for fiscal year 2007. During fiscal year 2008, sales of digital cameras increased due primarily to the favorable response by customers to new digital camera products that Ricoh introduced. The steady performance of the financing business by Ricoh Leasing Co., Ltd. also contributed to the increase in net sales in this segment.

     Operating expenses in this segment for fiscal year 2008, increased by 2.9% (or Yen 4.6 billion) to Yen 163.5 billion from Yen 158.8 billion for fiscal year 2007.

     As a result, operating income for the Other segment for fiscal year 2008 increased by Yen 0.3 billion to Yen 2.5 billion as compared to Yen 2.2 billion for fiscal year 2007. Operating income as a percentage of net sales for fiscal year 2008 increased by 0.1 percentage points to 1.5% from 1.4 % as compared to fiscal year 2007.

GEOGRAPHIC SEGMENTS BY GEOGRAPHIC ORIGIN

                                 Millions of Yen (except for percentages)    Thousands of
                             ---------------------------------------------   U.S. Dollars
                                     2007                    2008              2008/(2)/   % Change
---------------------------------------------------------------------------------------------------
JAPAN
   Net sales                     1,521,967   100.0%      1,535,513   100.0%   $15,355,130    0.9
   Operating expenses            1,411,653    92.8       1,427,575    93.0     14,275,750    1.1
   Operating income                110,314     7.2%        107,938     7.0%   $ 1,079,380   (2.2)
---------------------------------------------------------------------------------------------------
THE AMERICAS
   Net sales                       429,262   100.0%        435,783   100.0%   $ 4,357,830    1.5
   Operating expenses              408,150    95.1         433,429    99.5      4,334,290    6.2
   Operating income                 21,112     4.9%          2,354     0.5%   $    23,540  (88.8)
---------------------------------------------------------------------------------------------------
EUROPE
   Net sales                       511,795   100.0%        604,809   100.0%   $ 6,048,090   18.2
   Operating expenses              478,380    93.5         565,736    93.5      5,657,360   18.3
   Operating income                 33,415     6.5%         39,073     6.5%   $   390,730   16.9
---------------------------------------------------------------------------------------------------
OTHER
   Net sales                       269,043   100.0%        317,598   100.0%   $ 3,175,980   18.0
   Operating expenses              251,486    93.5         291,141    91.7      2,911,410   15.8
   Operating income                 17,557     6.5%         26,457     8.3%   $   264,570   50.7
---------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                      (663,142)               (673,714)           $(6,737,140)
   Operating expenses             (655,124)               (679,398)            (6,793,980)
   Operating income (loss)          (8,018)                  5,684            $    56,840
---------------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                     2,068,925   100.0%      2,219,989   100.0%   $22,199,890    7.3
   Operating expenses            1,894,545    91.6       2,038,483    91.8     20,384,830    7.6
   Operating income                174,380     8.4%        181,506     8.2%   $ 1,815,060    4.1
---------------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2008," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2008, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 100 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2008.

(3) The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic segment by geographic origin, include both transactions with external customers as well as intersegment transactions.

Japan

     Sales in Japan for fiscal year 2008 increased by 0.9% (or Yen 13.5 billion) to Yen 1,535.5 billion from Yen 1,521.9 billion for fiscal year 2007. Ricoh recorded an increase in sales of color PPCs/MFPs, color and monochrome laser printers and GELJET printers in Japan. This increase reflects the results of Ricoh's strategic sales promotion activities and marketing strategy in the Office Solutions segment that capitalized on the shift in customer demand from stand-alone monochrome products to color high-speed products that function in the network environment. Sales of solutions products such as support services, document management applications and other software increased in Japan as well. The increase in sales of solutions products was attributable to Ricoh's successful promotion of solutions associated with software and information technology support services that optimized customers' total printing costs. In addition, increased sales of thermal media also contributed to the overall increase in sales in Japan.

     Operating expenses in Japan for fiscal year 2008 increased by 1.1% (or Yen
15.9 billion) to Yen 1,427.5 billion from Yen 1,411.6 billion for fiscal year 2007. The increase in operating expenses was due primarily to the increase in sales as well as the increase in R&D expenses.

     As a result, operating income for fiscal year 2008 decreased by 2.2% (or Yen 2.3 billion) to Yen 107.9 billion from Yen 110.3 billion for fiscal year 2007.

The Americas

     Net sales in the Americas for fiscal year 2008 increased by 1.5% (or Yen
6.5 billion) to Yen 435.7 billion from Yen 429.2 billion for fiscal year 2007. Despite sluggish economic conditions in the Americas due to the slowdown in growth in the United States, Ricoh recorded increased sales of value-added color PPCs/MFPs in the Americas for fiscal year 2008. The increase in sales of such PPCs/MFPs reflects Ricoh's introduction of new models that responded to the diverse range of customer needs for color, networking and high-speed products in this geographic segment. Furthermore, sales of production printing products from the newly consolidated subsidiary InfoPrint Solutions Company and its subsidiaries contributed favorably to the overall sales in the Americas.

     Operating expenses in this geographic segment for fiscal year 2008 increased by 6.2% (or Yen 25.2 billion) to Yen 433.4 billion from Yen 408.1 billion for fiscal year 2007. Despite the increase in sales of value-added color PPCs/MFPs, operating expenses increased at a higher percentage of increase than the increase in net sales as the increasingly competitive business environment in the Americas required Ricoh to increase its strategic sales promotions and incur greater marketing related expenses.

     As a result, operating income for fiscal year 2008 decreased by 88.8% (or Yen 18.7 billion) to Yen 2.3 billion from Yen 21.1 billion for fiscal year 2007.

Europe

     Sales in Europe for fiscal year 2008 increased by 18.2% (or Yen 93.0 billion) to Yen 604.8 billion from Yen 511.7 billion for fiscal year 2007, due primarily to an increase in sales of value-added color PPCs/MFPs reflecting Ricoh's continuing efforts to replace monochrome products at customer sites with color products, and color laser printers and GELJET printers reflecting Ricoh's sales promotional efforts to improve TCO.

     Operating expenses in this geographic segment for fiscal year 2008 increased by 18.3% (or Yen 87.3 billion) to Yen 565.7 billion from Yen 478.3 billion for fiscal year 2007 due primarily to the increase in sales in this geographic segment.

As a result, operating income for fiscal year 2008 increased by 16.9% (or Yen
5.6 billion) to Yen 39.0 billion from Yen 33.4 billion for fiscal year 2007 due primarily to increased sales of value-added products such as color PPCs/MFPs, color and monochrome laser printers and GELJET printers.

Other

     Net sales in the Other geographic segment, including China, South East Asia and Oceania, increased for fiscal year 2008 by 18.0% (or Yen 48.5 billion) to Yen 317.5 billion from Yen 269.0 billion for fiscal year 2007. This increase was due primarily to the increase in sales of color PPCs/MFPs, color laser printers and GELJET printers. Sales of these products increased in this geographic segment as customer demand shifted from monochrome products toward color products. In addition, products manufactured in this geographic segment were exported to other geographic segments, reflecting increased demand of Ricoh's office solution products worldwide, which in turn contributed to the increase in sales in this geographic segment.

     Operating expenses in this geographic segment for fiscal year 2008 increased by 15.8% (or Yen 39.6 billion) to Yen 291.1 billion from Yen 251.4 billion for fiscal year 2007 due primarily to the increase in net sales in this geographic segment.

     As a result, operating income for fiscal year 2008 increased by 50.7% (or Yen 8.9 billion) to Yen 26.4 billion from Yen 17.5 billion for fiscal year 2007 due primarily to the increase in net sales in this geographic segment.

FISCAL YEAR 2007 COMPARED TO FISCAL YEAR 2006

     NET SALES. Consolidated net sales of Ricoh for fiscal year 2007 increased by 8.4% (or Yen 159.6 billion) to Yen 2,068.9 billion from Yen 1,909.2 billion for fiscal year 2007. Fiscal year 2007 was a milestone in that it was the first fiscal year in which net sales exceed Yen 2,000.0 billion. This increase in net sales was due primarily to the increase in net sales in the Office Solutions segment.

     Net sales from the Office Solutions segment accounted for 85.8% of the consolidated net sales for fiscal year 2007. A significant portion of such net sales was derived from the Imaging Solutions category, which accounted for 76.4% of consolidated total net sales, up 0.6 percentage points from fiscal year 2006. The increase in net sales from the Imaging Solutions category was due primarily to the increase in net sales of PPCs/MFPs, laser printers and GELJET printers as a result of Ricoh's introduction of new products in response to the continuing shift in customer preference from stand-alone equipment to multi-functional equipment, which can improve the customer's operations by expanding the digital color networking capacity of their office environment. In particular, sales of color PPCs/MFPs continued to grow in double-digit percentage figures in both Japan and the overseas markets. Compared to fiscal year 2006, net sales of color PPCs/MFPs increased by 18.6% in Japan and 29.3% in the overseas markets as customer demand in both Japan and the overseas markets continued to shift from monochrome to color products. Similar to fiscal year 2006, sales of laser printers and GELJET printers continued to grow in double-digit percentage figures in fiscal year 2007 in Japan and the overseas markets. Compared to fiscal year 2006, net sales of laser printers and GELJET printers increased by 14.4% in Japan and 28.4% in the overseas markets. Such increases were due primarily to the continuous release of new products that adequately addressed customer needs in terms of printing quality and speed in both Japan and the overseas markets. In response to our customer demands, we continued to offer management and workflow efficiency solutions that are customized to our customers' printing needs from the operational administration of office network printers and mission-critical business printers to the creation of a high-speed, on-demand printing environment. We also offered professional services such as environment analysis, solutions and custom software design, in order to assist our customers improve their printing processes.

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

     Products. An increase in net sales derived from products was mainly due to the increase in net sales of PPCs/MFPs, laser printers and GELJET printers as a result of Ricoh's introduction of new products in response to the continuing shift in customers' preference from stand-alone equipment to multi-functional equipment, which can improve customers' operations by expanding the digital color networking capacity of their office environment. The increase in net sales of PPCs/MFPs, laser printers and GELJET printers completely offset the decrease in net sales of personal computers and servers in Japan, optical equipment and optical discs. In addition, Ricoh's new subsidiary, Ricoh Printing Systems, Ltd., contributed to the growth in the sales of this category. Cost of sales for products increased mainly due to the increase in net sales of PPCs/MFPs, laser printers and GELJET printers.

     Post sales and rentals. Net sales derived from post sales services and rentals of equipment increased mainly due to an increase in revenue from post sale services such as maintenance services as well as increased sales of supplies for PPCs/MFPs, laser printers and GELJET printers. Ricoh continued to direct its marketing and promotional efforts of its equipment rental services towards major corporate clients in Japan and overseas.

     Other revenue. Net sales derived from other sources increased mainly due to an increase in revenue from financing services.

     COST OF SALES. Consolidated cost of sales for fiscal year 2007 increased by 8.3% (or Yen 92.2 billion) to Yen 1,206.5 billion from Yen 1,114.2 billion for fiscal year 2006. This increase was due primarily to the increase in net sales of PPCs/MFPs, laser printers and GELJET printers.

     GROSS PROFIT. Consolidated gross profit for fiscal year 2007 increased by 8.5% (or Yen 67.4 billion) to Yen 862.4 billion from Yen 795.0 billion for fiscal year 2006. This increase in gross profit primarily reflects the increase in sales derived from the introduction of new products in the Office Solutions segment and value-added higher-margin products, such as MFPs, laser printers and GELJET printers.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Consolidated selling, general and administrative expenses for fiscal year 2007 increased by 6.4% (or Yen 41.6 billion) to Yen 688.0 billion from Yen 646.4 billion for fiscal year 2006. Ricoh invested Yen 114.9 billion in R&D activity during fiscal year 2007 for purposes of developing more advanced MFPs, laser printers and GELJET printers with new capabilities to maintain Ricoh's large market share position in these products in the current competitive marketplace. Furthermore Ricoh incurred certain expenses relating to (1) investments in information technologies in connection with the development of its core operating systems in its offices in Japan and overseas and (2) the expansion of its business such as the acquisition by Ricoh Europe B.V. of sales and services companies in Europe. In addition, the appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen resulted in an increase in selling, general and administrative expenses of approximately Yen 16.9 billion.

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

     INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX. Consolidated income from discontinued operations, net of tax for fiscal year 2007 increased by Yen 3.4 billion to Yen 5.5 billion from Yen 2.0 billion for fiscal year 2006. This increase was due primarily to the gain from the sale of the content delivery business of San-Ai Co., Ltd., a wholly-owned subsidiary of the Company, during fiscal year 2007. See Note 4 to the Consolidated Financial Statements for additional information.

OPERATING SEGMENTS

                                                                              Thousands
                               Millions of Yen (except for percentages)        of U.S.
                             ---------------------------------------------    Dollars
                                       2006                  2007             2007/(2)/     % Change
---------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
   Net sales                     1,637,228   100.0%      1,774,467   100.0%  $15,037,856      8.4
   Operating expenses            1,434,279    87.6       1,549,156    87.3    13,128,441      8.0
   Operating income                202,949   12.4%         225,311    12.7%  $ 1,909,415     11.0
---------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS
   Net sales                       123,200   100.0%        138,112   100.0%  $ 1,170,441     12.1
   Operating expenses              124,108   100.7         135,164    97.9     1,145,458      8.9
   Operating income (loss)            (908)   (0.7)%         2,948     2.1%  $    24,983       --
---------------------------------------------------------------------------------------------------
OTHER
   Net sales                       151,374   100.0%        161,071   100.0%  $ 1,365,009      6.4
   Operating expenses              148,692    98.2         158,868    98.6     1,346,339      6.8
   Operating income                  2,682     1.8%          2,203     1.4%  $    18,670    (17.9)
---------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                        (2,564)                 (4,725)          $   (40,043)
   Operating expenses               53,575                  51,357               435,228
   Operating income (loss)         (56,139)                (56,082)          $  (475,271)
---------------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                     1,909,238   100.0%      2,068,925   100.0%  $17,533,263      8.4
   Operating expenses            1,760,654    92.2       1,894,545    91.6    16,055,466      7.6
   Operating income                148,584     7.8%        174,380     8.4%  $ 1,477,797     17.4
---------------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2007," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2007, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 118 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2007.

(3) The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions.

Office Solutions

     Net sales in the Office Solutions segment for fiscal year 2007 increased by 8.4% (or Yen 137.2 billion) to Yen 1,774.4 billion from Yen 1,637.2 billion for fiscal year 2006. This increase was due primarily to the favorable growth in the Imaging Solutions category. More specifically, sales in the Imaging Solutions category for fiscal year 2007 increased by 9.2% (or Yen 133.5 billion) to Yen 1,580.1 billion from Yen 1,446.6 billion for fiscal year 2006. This increase was due primarily to the increase in net sales of higher-margin, value-added color PPCs/MFPs, color laser printers and GELJET printers in both Japan and the overseas markets. Such products are equipped with advanced digital and networking technologies, and continue to be well-received by customers as such products addressed customers' needs for conducting business operations effectively and efficiently by digitalizing and colorizing documents and being capable of handling large volumes of information. With respect to monochrome products, overseas sales of monochrome PPCs/MFPs increased in fiscal year 2007, while sales of monochrome PPCs/MFPs in Japan continued to decrease due primarily to a shift in customer demand from monochrome products to products with color capabilities. Sales of monochrome and color laser printers and GELJET printers increased in both Japan and the overseas markets due primarily to the continuous release of new products that adequately addressed customers' needs in terms of printing quality and speed

     Furthermore, an increase in sales volume of high-end products and customized products contributed to the increase in sales in this segment. Ricoh continued to release products with enhanced security features and products that are friendly to the environment. Furthermore, Ricoh continued to offer solutions to optimize the total printing costs of its customers during fiscal year 2007 to assist customers manage their TDV more effectively and efficiently.

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

GEOGRAPHIC SEGMENTS BY GEOGRAPHIC ORIGIN

                                                                              Thousands
                               Millions of Yen (except for percentages)        of U.S.
                             ---------------------------------------------     Dollars
                                      2006                   2007              2007/(2)/   % Change
---------------------------------------------------------------------------------------------------
JAPAN
   Net sales                     1,406,032   100.0%      1,521,967   100.0%  $12,898,025      8.2
   Operating expenses            1,310,233    93.2       1,411,653    92.8    11,963,161      7.7
   Operating income                 95,799     6.8%        110,314     7.2%  $   934,864     15.2
---------------------------------------------------------------------------------------------------
THE AMERICAS
   Net sales                       393,376   100.0%        429,262   100.0%  $ 3,637,814      9.1
   Operating expenses              378,108    96.1         408,150    95.1     3,458,899      7.9
   Operating income                 15,268     3.9%         21,112     4.9%  $   178,915     38.3
---------------------------------------------------------------------------------------------------
EUROPE
   Net sales                       438,753   100.0%        511,795   100.0%  $ 4,337,246     16.6
   Operating expenses              417,341    95.1         478,380    93.5     4,054,068     14.6
   Operating income                 21,412     4.9%         33,415     6.5%  $   283,178     56.1
---------------------------------------------------------------------------------------------------
OTHER
   Net sales                       200,288   100.0%        269,043   100.0%  $ 2,280,025     34.3
   Operating expenses              185,283    92.5         251,486    93.5     2,131,237     35.7
   Operating income                 15,005     7.5%         17,557     6.5%  $   148,788     17.0
---------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATION
   Net sales                      (529,211)               (663,142)          $(5,619,847)
   Operating expenses             (530,311)               (655,124)           (5,551,899)
   Operating income (loss)           1,100                  (8,018)          $   (67,948)
---------------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales                     1,909,238   100.0%      2,068,925   100.0%  $17,533,263      8.4
   Operating expenses            1,760,654    92.2       1,894,545    91.6    16,055,466      7.6
   Operating income                148,584     7.8%        174,380     8.4%  $ 1,477,797     17.4
---------------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth under the heading "Thousands of U.S. Dollars 2007," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2007, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 118 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2007.

(3) The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic segment by geographic origin, include both transactions with external customers as well as intersegment transactions.

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

The Americas

     Net sales in the Americas for fiscal year 2007 increased by 9.1% (or Yen
35.8 billion) to Yen 429.2 billion from Yen 393.3 billion for fiscal year 2006. Ricoh recorded increased sales of color and high-speed MFPs, laser printers and GELJET printers for corporate clients in the Americas for fiscal year 2007. Furthermore, Ricoh continued to enhance its sales structure to form close relationships with its customers and expand its product line-up in the Americas during fiscal year 2007. Ricoh also worked closely with its customer to develop tailored integrated networking solutions to meet individual requirements of each customer.

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

Europe

     Sales in Europe for fiscal year 2007 increased by 16.6% (or Yen 73.0 billion) to Yen 511.7 billion from Yen 438.7 billion for fiscal year 2006, due primarily to an increase in sales in the Imaging Solutions category such as MFPs, laser printers and GELJET printers, reflecting Ricoh's continuing efforts to strengthen its sales networks and to reinforce the strength of its brand in this geographic segment.

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

Other

     Net sales in the Other geographic segment increased for fiscal year 2007 by 34.3% (or Yen 68.7 billion) to Yen 269.0 billion from Yen 200.2 billion for fiscal year 2006. This increase was due primarily to the increase in sales of color MFPs. Sales of Office Solutions products, such as color MFPs, laser printers and GELJET printers, increased in this geographic segment as customer demand shifted toward such products and Ricoh's group companies in this geographic region manufactured and exported such products to various other Ricoh group companies worldwide.

     Operating expenses in this geographic segment for fiscal year 2007 increased by 35.7% (or Yen 66.2 billion) to Yen 251.4 billion from Yen 185.2 billion for fiscal year 2006 due primarily to increased sales activities in this geographic segment.

     As a result, operating income for fiscal year 2007 increased by 17.0% (or Yen 2.5 billion) to Yen 17.5 billion from Yen 15.0 billion for fiscal year 2006 due primarily to the increased sales activities in this geographic segment.

B. Liquidity and Capital Resources

Cashflows
---------

     The following table summarizes our cashflows for each of the three fiscal years ended March 31, 2006, 2007 and 2008, as reported in our Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

                                                  (Billions of Yen)
                                            For the year ended March 31,
                                            ----------------------------
                                               2006     2007     2008
                                              ------   ------   ------
Net cash provided by operating activities      173.4    167.2    194.3
Net cash used in investing activities         (120.0)  (115.4)  (198.3)
Net cash provided by (used in)
   financing activities                        (59.9)     9.2    (72.1)
Net increase in cash and cash equivalents
   from discontinued operations                  3.3      0.8       --
Increase (decrease) in cash and
   cash equivalents                              0.1     68.6    (85.1)
Cash and cash equivalents at beginning
   of year                                     186.8    187.0    255.7
Cash and cash equivalents at end of year       187.0    255.7    170.6

     Operating Cashflows

     For fiscal year 2008, net cash provided by operating activities consisted primarily of net income from continuing operations of Yen 106.4 billion, depreciation and amortization of Yen 95.7 billion, an increase in accrued income taxes and accrued expenses and other of Yen 5.2 billion and deferred income taxes of Yen 4.9 billion, which were partially offset by an increase in finance receivables of Yen 17.1 billion and an increase in trade receivables of Yen 16.5 billion. As compared to fiscal year 2007, net cash provided by operating activities in fiscal year 2008 increased mainly because (1) depreciation and amortization increased for fiscal year 2008 reflecting the financial effect of new companies becoming subsidiaries of the Company in fiscal year 2008 (such as InfoPrint Solutions Company) and (2) the depreciation of the U.S. Dollar in relation to the Japanese Yen in fiscal year 2008 resulted in an increase in Other, net.

     For fiscal year 2007, net cash provided by operating activities consisted primarily of net income from continuing operations of Yen 106.2 billion, depreciation and amortization of Yen 89.6 billion, and an increase in accrued income taxes and accrued expenses and other of Yen 11.1 billion, which were partially offset by an increase in finance receivables of Yen 28.0 billion and an increase in trade receivables of Yen 15.9 billion. As compared to fiscal year 2006, net cash provided by operating activities in fiscal year 2007 decreased mainly because the increase in net sales, especially in Japan, during the fourth quarter as compared to such period during fiscal year 2006 resulted in an increase in Ricoh's finance receivables and trade receivables for fiscal year 2007.

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

     Investing Cashflows

     For fiscal year 2008, net cash used in investing activities consisted mainly of, Yen 97.9 billion in payments for purchases of available-for-sale securities, Yen 96.7 billion for acquisitions of new subsidiaries, net of cash acquired, Yen 85.2 billion of expenditures for property, plant and equipment and Yen 19.3 billion of other, net. Ricoh realized Yen 100.0 billion from the sale of available-for-sale securities that were held by the Company and certain subsidiaries. Net cash used in investing activities increased in fiscal year 2008 mainly because Ricoh used cash in connection with the establishment and commencement of operations of InfoPrint Solutions Company.

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

     Financing Cashflows

     For fiscal year 2008, net cash used in financing activities consisted primarily of Yen 75.7 billion to repay long-term indebtedness and Yen 22.6 billion to pay dividends, which were partially offset by Yen 67.1 billion of proceeds received from long-term indebtedness. As compared to fiscal year 2007, net cash used in financing activities increased in fiscal year 2008 as Ricoh reduced its interest-bearing indebtedness provided by external parties by Yen
32.3 billion and acquired Yen 15.7 billion of treasury stock.

     For fiscal year 2007, net cash provided by financing activities consisted primarily of Yen 65.2 billion of proceeds from the issuance of long-term debt securities, of which Yen 55.2 billion of consisted of cash proceeds from the issuance of Euro Yen zero coupon convertible bonds due 2011, and Yen 60.1 billion of proceeds from long-term indebtedness. Ricoh repaid Yen 55.0 billion of long-term debt securities, Yen 49.1 billion of long-term indebtedness and paid Yen 18.2 billion of dividends. As compared to fiscal year 2006, net cash from financing activities increased in fiscal year 2007 as Ricoh received proceeds from the issuance of Yen 55.2 billion aggregate principal amount of the Euro Yen zero coupon convertible bonds and reduced the amount of its outstanding long-term indebtedness.

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

     Cash and Asset-Liability Management

     Ricoh has in recent years tried to achieve greater efficiencies in the utilization of cash balances held by its subsidiaries pursuant to its policy of ensuring adequate financing and liquidity for its operations and growth, and maintaining the strength of its balance sheet. One of the methods that Ricoh has implemented to achieve greater efficiency is building up its cash management system in Japan, the United States and Europe. This cash management system functions as an arrangement whereby Ricoh's funds are pooled together and cash resources are lent and borrowed from one group company to another company, with finance companies located in Japan, the United States and the Netherlands coordinating this arrangement. This pooling-of-funds arrangement has reduced the occurrence of excess accumulation of cash in one group company while another group company engages in unnecessary borrowing from third party institutions to meet its cash requirements. As such, the pooling-of-funds arrangement has reduced interest expense and related costs which were previously paid to third parties.

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

     As of March 31, 2008, lines of credit and short-term and medium-term borrowings were as follows:

                                                               (Billions of Yen)
--------------------------------------------------------------------------------
                                                 Average
                                            Interest Rate (%)   Amount Available
                                            ------------------------------------
Bank loans                                         1.3               341.9
Commercial paper                                   2.3               232.0
Medium-term notes                                  3.5               101.9
--------------------------------------------------------------------------------
   Total                                            --               675.9
--------------------------------------------------------------------------------

     As of March 31, 2008, Ricoh had Yen 170.6 billion in cash and cash equivalents and Yen 784.6 billion in aggregate borrowing facilities. Of the Yen
784.6 billion in aggregate borrowing facilities, Yen 675.9 billion was available to be borrowed by Ricoh as of March 31, 2008. Ricoh Leasing Co., Ltd. has a Yen
57.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh. This Yen 57.0 billion committed credit line amount is included in the Yen 784.6 billion figure for aggregate borrowing facilities. Almost all such borrowings from financial institutions and outstanding securities are unsecured. Ricoh believes that its working capital used to repay indebtedness and execute new transactions is sufficient, due to its diverse funding sources and the inflow of cash generated from its operating activities. Even if Ricoh is unable to access these markets on acceptable terms, Ricoh has access to other sources of liquidity, including bank borrowings, cash flows from operations and sales of assets. In addition, its subsidiaries may be restricted from paying dividends for various reasons, such as capital adequacy requirements. However, Ricoh does not expect such restrictions to have a significant impact on its ability to meet its cash obligations.

     The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper and medium-term notes. Ricoh Leasing Co., Ltd. and certain overseas subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Utilization of such capacity depends on Ricoh's financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh's securities, as discussed below. Interest rates for commercial paper issued by the Company and its subsidiaries ranged from 0.65% to 4.64% and the interest rate for the medium-term notes issued by the Company and its subsidiaries was 3.51% during fiscal year 2008. As discussed in "Cash and Asset-Liability Management," Ricoh has decreased its outstanding interest-bearing debt in recent years by using its cash management system in Japan, the United States and Europe.

     The Company obtains ratings from the following major rating agencies:
Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"), Moody's Investors Services ("Moody's"), and another local rating agency in Japan. As of March 31, 2008, S&P assigned long-term and short-term credit ratings for the Company of A+ and A-1, respectively, and Moody's assigned a long-term credit rating for the Company of A1.

     As is customary in Japan, substantially all of the bank loans are subject to general agreements with each lending bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished, as well as any cash deposited in such bank, as security for all present and future indebtedness. The Company has never been requested to furnish such additional security. In some cases, the Company's long-term debt securities contain customary covenants, including a "limitation on liens" covenant. The Company was in compliance with the covenants in its bank agreements and securities as of March 31, 2008. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note 11 to the Consolidated Financial Statements.

     Cash Requirements and Commitments

     Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2009. Even if there were a decrease in cashflows from operations as a result of fluctuations in customer demands from one year to another, Ricoh believes that current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its anticipated operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. Interest rates may fluctuate as it may be affected by the financial market turbulence resulting in part from the subprime mortgage crisis in the United States and the rise in oil prices. However, Ricoh believes that the effect of such fluctuations will not significantly affect Ricoh's liquidity, mainly due to the fact that Ricoh has sufficient amounts of cash and cash equivalents on hand, a continuous cashflow generated from its operating activities and a group-wide cash management system.

     Ricoh expects that its capital expenditures for fiscal year 2009 will amount to approximately Yen 90.0 billion, principally for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductor and thermal media. More specifically, Ricoh plans to purchase land to build a production plant in Thailand in fiscal year 2009. This plant is expected to commence its operations in fiscal year 2010 and manufacture MFPs and laser printers. Ricoh anticipates that this plant in Thailand will strengthen its manufacturing network in Asia. In addition, Ricoh plans to establish production plants in Japan during fiscal year 2009 and 2010 for PxP toners, which produce higher quality images. In addition, Ricoh is obligated to repay long-term indebtedness in the aggregate principal amount of Yen 82.6 billion during fiscal year 2009, and in the aggregate principal amount of Yen 224.2 billion during fiscal years 2010 through 2012.

     The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note 12 to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to Yen 96.9 billion, as of March 31, 2008. The unfunded amount was recorded as an asset of Yen 9.0 and a liability of Yen 106.0 billion on the consolidated balance sheet of Ricoh as of March 31, 2008. The amounts contributed to pension plans for fiscal years 2006, 2007 and 2008 were Yen 13.8 billion, Yen 14.7 billion and Yen 14.5 billion, respectively.

     Ricoh believes that its cashflow from operating and investing activities together with existing lines of credit and borrowing facilities provide sufficient means to satisfy its liquidity needs and future obligations as described above.

C. Research and Development, Patents and Licenses

Research and Development
------------------------

     Since its formation, Ricoh's basic management philosophy has been to contribute to society by developing and providing innovative and useful products with an emphasis on the relationship between people and information. Based on this management philosophy, Ricoh undertakes a variety of R&D activities to develop new technologies, products and systems to facilitate better communication. The Research and Development Group and the Software R&D Group (collectively, the "R&D Groups") function as the headquarters of Ricoh's R&D activities, which are conducted at its R&D facilities throughout Japan and certain satellite R&D facilities overseas. Ricoh conducts a wide range of R&D activities, including technological research, research in elemental technologies, product applications and manufacturing technologies, including environmental technologies.

     The R&D facilities conduct basic and advanced research in connection with optical technologies, new materials, devices, information electronics, environmental technologies and software technologies as well as elemental development for new products. In addition to the R&D facilities in Japan, Ricoh has established satellite R&D facilities in the United States and China. Ricoh seeks to realize "image communications" through the development of Imaging Solutions products that can adapt to changes in the broadband working environment and the development of new technologies for multimedia. Ricoh also engages in R&D activities to protect the environment in a variety of fields. For fiscal years 2006, 2007 and 2008, Ricoh's consolidated R&D expenditures totaled Yen 110.3 billion, Yen 114.9 billion and Yen 126.0 billion, respectively.

     Out of total consolidated R&D expenditures of Yen 126.0 billion for fiscal year 2008, Yen 97.2 billion were for R&D activities related to the Office Solutions segment. Ricoh conducted development activities in the Office Solutions segment for (1) optical design for copiers and printers, (2) imaging data processing technology, (3) electrophotographic supply technology, (4) elemental technology for the next-generation of image producing engines, (5) cutting edge software technology and (6) applications for the advancement of system solutions.

     Out of total consolidated R&D expenditures of Yen 126.0 billion for fiscal year 2008, Yen 10.9 billion were for R&D activities related to the Industrial Products segment. In the Industrial Products segment, Ricoh's R&D activities continued to include (1) designing ASICs and ASSPs for imaging, audio and communication use, (2) developing methods to utilize electronic design automation, (3) developing optical element technologies and new recording methods and (4) R&D for supply parts such as thermal media.

     More specifically, in the electronic devices business, Ricoh continued to develop devices that are compatible with next-generation interfaces that have improved data transmission rates and reduced pin numbers. In addition, Ricoh continued to develop voltage regulator ICs that contribute to lower-power consumption current, improved operational stability and further miniaturization of various information equipment.

     Out of total consolidated R&D expenditures of Yen 126.0 billion for fiscal year 2008, Yen 1.9 billion were for R&D activities related to the Other segment. In this segment, Ricoh continued to develop its image capturing device technology for digital cameras and its related applications technology.

     In addition, Ricoh continues to engage in the development of its fundamental research fields, which focus on R&D activities that can be applied to various products and that are difficult to categorize into a specific operating segment. Out of total consolidated R&D expenditures of Yen 126.0 billion for fiscal year 2008, Yen 15.9 billion were for R&D activities relating to fundamental research fields. Such R&D activities include R&D in nanotechnology, micro-machining, general technologies in measuring, analysis and simulation, new materials and devices, non-electrophotographic recording technologies, production techniques, system software modules, photonics technology for high speed and high quality image processing, the next-generation of office systems and office solutions, and environmental technologies.

     For a summary of Ricoh's R&D expenditures during for fiscal years 2006, 2007 and 2008, see Note 19 to the Consolidated Financial Statements.

Patents and Licenses
--------------------

     Ricoh owns approximately 27,500 patents as of March 31, 2008, on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or of any license agreements will materially affect its business.

     The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

    Counterparty       Country          Summary of the Contract                    Contract Term
---------------------------------------------------------------------------------------------------------
International            USA     Comprehensive cross license patent    March 28, 2007 to expiration date
Business Machines                agreement relating to the             of the patent subject to the
Corporation                      information processing technology     agreement
                                 area (reciprocal agreement)

ADOBE Systems            USA     Patent licensing agreements           January 1, 1999 to January 1, 2009
Incorporated                     relating to development on printer
                                 software and sales (the
                                 counterparty as the licensee)

Lemelson Medical,        USA     Patent licensing agreement relating   March 31, 1993 to expiration date
Education & Research             to computer image analysis and        of the patent subject to the
Foundation Limited               other products (the counterparty as   agreement
Partnership                      the licensee)

Canon Inc.              Japan    Patent licensing agreement relating   October 1, 1998 to expiration date
                                 to office equipment (reciprocal       of the patent subject to the
                                 agreement)                            agreement

Brother Industries,     Japan    Patent licensing agreement relating   October 1, 2004 to September 30,
Ltd.                             to digital photography (the Company   2009
                                 as the licensor)

Kyocera Mita            Japan    Patent licensing agreement relating   January 1, 2007 to December 31,
Corporation                      to method of controlling multi        2011
                                 function peripheral (the Company as
                                 the licensor)

D. Trend Information

     See "OVERVIEW" above and "Cautionary Statement with Respect to Forward-Looking Statements" elsewhere in this Annual Report.

E. Off-Balance Sheet Arrangements

     As disclosed in Note 5 to the Consolidated Financial Statements, Ricoh, through its domestic leasing affiliate, has certain procedures in place to sell some of its lease receivables through securitization programs; however, no lease receivables have been securitized during the last three fiscal years. Securitization involves the creation of special purpose entities ("SPEs") for purposes of holding pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of bankruptcy and when structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh's consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, Ricoh does not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh's consolidated balance sheets. As of March 31, 2008, Ricoh had one SPE, which held assets that Ricoh sold in a securitization totaling Yen 40.4 billion.

     Ricoh does not dispose of troubled leases, loans or other problem assets by means of nonconsolidated SPEs. None of our officers, directors or employees holds any equity interests in the SPE noted above or receives any direct or indirect compensation from the SPE. The SPE does not own shares or equity interests in Ricoh or any of Ricoh's affiliates, and there are no agreements in place to do so.

     In addition to the above, Ricoh acts as a guarantor for some of its employees' housing loans. As of March 31, 2008, the total amount of such guarantees was Yen 87 million.

F. Tabular Disclosure of Contractual Obligations

     The following table sets forth Ricoh's contractual obligations as of March 31, 2008.

                                                            Millions of Yen
                                                        Payments due by period
                                      ------------------------------------------------------------------
                                                    Less than 1                              More than 5
CONTRACTUAL OBLIGATIONS                  Total          year      1-3 years      3-5 years      years
--------------------------------------------------------------------------------------------------------
Long-term Debt Obligations                307,019        82,377       143,761       80,878            3
Interest Expense Associated with
   Long-term Debt Obligations               6,406         3,326         2,840          240           --
Capital (Finance) Lease Obligations         1,177           281           449          298          149
Operating Lease Obligations                77,499        20,770        30,106       15,634       10,989
Purchase Obligations                        7,071         7,071            --           --           --
--------------------------------------------------------------------------------------------------------
TOTAL                                     399,172       113,825       177,156       97,050       11,141
--------------------------------------------------------------------------------------------------------

     Ricoh expects to contribute Yen 13.1 billion to its pension plan during fiscal year 2009 and is currently unable to predict funding requirements for periods beyond fiscal year 2008 due to uncertainties related to changes in actuarial assumptions, return on plan assets, and changes to plan membership.

     Ricoh had operating lease commitments with rental payments totaling Yen
45.3 billion for fiscal year 2008.

G. Safe Harbor

     See "Cautionary Statement With Respect to Forward-Looking Statements."

Item 6. Directors, Senior Management and Employees
        ------------------------------------------

A. Directors and Senior Management

     Directors and Corporate Auditors of the Company as of June 26, 2008 were as follows:

        Name                  Current Position
   (Date of Birth)        (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Masamitsu Sakurai     Chairman of the Board and        Apr. 1966   Joined the Company
(January 8, 1942)        Representative Director       May  1984   President of Ricoh UK Products Ltd.
                                                       Apr. 1990   General Manager of Purchasing Division
                                                       June 1992   Director
                                                       Apr. 1993   President of Ricoh Europe B.V.
                                                       June 1994   Managing Director
                                                       Apr. 1996   President and Representative Director
                                                       June 2005   Representative Director (Current)
                                                       June 2005   President
                                                       June 2005   Chairman of the Board (Current)
                                                       Apr. 2007   Chairman (Current)

                      Principal business activities and other principal directorships performed outside of Ricoh:
                         Chairman of Japan Association of Corporate Executives
                         Vice President of Japan Business Machine and Information System Industries Association
                         Representative of Asahi Insurance Company
                         Corporate Auditor of San-Ai Oil Co., Ltd.
                         Director of Millea Holdings, Inc.
                         Director of Coca-Cola West Holdings Co., Ltd.

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Shiro Kondo           Representative Director          Apr. 1973   Joined the Company
(October 7, 1949)                                      July 1999   Deputy General Manager of Imaging System Business Group
                                                       June 2000   Senior Vice President
                                                       Oct. 2000   General Manager of Imaging System Business Group
                                                       June 2002   Executive Vice President
                                                       June 2003   Managing Director
                                                       Oct. 2004   In charge of Imaging Engine Solution Development
                                                       Oct. 2004   General Manager of MFP Business Group
                                                       June 2005   Director
                                                       June 2005   Corporate Executive Vice President
                                                       Apr. 2007   Representative Director (Current)
                                                       Apr. 2007   President (Current)
                                                       Apr. 2007   CEO (Chief Executive Officer)
                                                                      (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Koichi Endo           Director                         Apr. 1966   Joined the Company
(February 16, 1944)                                    Apr. 1987   President of Ricoh Electronics, Inc.
                                                       Oct. 1990   General Manager of Components Division
                                                       June 1992   Director

        Name                  Current Position
   (Date of Birth)        (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       June 1997   Managing Director
                                                       Apr. 1998   General Manager of Production Business Group
                                                       June 2000   Executive Managing Director
                                                       June 2000   Executive Vice President
                                                       Apr. 2004   General Manager of Fact Base Management Innovation Office
                                                       June 2005   Director (Current)
                                                       June 2005   Corporate Executive Vice President
                                                       Apr. 2006   CSO (Chief Strategy Officer) (Current)
                                                       Apr. 2008   Deputy President (Current)

                      Principal business activities and other principal directorships performed outside of Ricoh:
                         Director of San-Ai Plant Construction Co., Ltd.

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Katsumi Yoshida       Director                         Apr. 1967   Joined the Company
(August 20, 1944)                                      Feb. 1996   Chairman of Ricoh Electronics, Inc.
                                                       Apr. 2000   President of Ricoh Corporation
                                                       Apr. 2001   Executive Vice President
                                                       June 2002   Managing Director
                                                       Oct. 2003   General Manager of International Marketing Group
                                                       Oct. 2003   Chairman of Ricoh China Co., Ltd.
                                                       June 2004   Executive Managing Director
                                                       June 2005   Director (Current)
                                                       June 2005   Corporate Executive Vice President
                                                       June 2005   CMO (Chief Marketing Officer) (Overseas) (Current)
                                                       Jan. 2008   Chairman and CEO (Chief Executive Officer) of Ricoh Americas
                                                                      Corporation (Current)
                                                       Apr. 2008   Deputy President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Masayuki Matsumoto    Director                         Apr. 1970   Joined the Company
(December 10, 1944)                                    July 1993   Manager of Tokyo Branch of Imaging Equipment Marketing Division
                                                                      of Marketing Group
                                                       June 1994   Director
                                                       Oct. 1998   Managing Director
                                                       Oct. 1998   General Manager of Marketing Group
                                                       June 2000   Executive Vice President
                                                       June 2002   Executive Managing Director
                                                       Apr. 2005   General Manager of Corporate Social Responsibility Division
                                                       June 2005   Director (Current)
                                                       June 2005   Corporate Executive Vice President (Current)
                                                       June 2005   CMO (Chief Marketing Officer) (Japan) (Current)
                                                       Apr. 2007   In charge of Corporate Social Responsibility (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Takashi Nakamura      Director                         Apr. 1972   Joined the Company
(September 2, 1946)                                    Apr. 1990   President of Ricoh UK Products Ltd.

        Name                  Current Position
   (Date of Birth)        (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       Jan. 1995   President of Ricoh Europe B.V.
                                                       May  1998   Deputy General Manager of Corporate Planning Division
                                                       June 1998   Director
                                                       June 2000   Senior Vice President
                                                       June 2002   President of Ricoh Elemex Corporation
                                                       June 2004   Managing Director
                                                       June 2005   Director (Current)
                                                       Jan. 2006   Corporate Executive Vice President (Current)
                                                       Jan. 2006   CHO (Chief Human Resource Officer) (Current)
                                                       Apr. 2008   General Manager of Personnel Division (Current)

                      Principal business activities and other principal directorships performed outside of Ricoh:
                         Corporate Auditor of TOYO KANETSU K.K.

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kazunori Azuma        Director                         Apr. 1971   Joined the Company
(February 11, 1949)                                    Oct. 1994   President of Hokkaido Ricoh Co., Ltd.
                                                       June 2000   Senior Vice President
                                                       Oct. 2000   President of Ricoh Technosystems Co., Ltd.
                                                       June 2003   Managing Director
                                                       June 2003   Executive Vice President
                                                       Oct. 2003   Chairman of Ricoh Technosystems Co., Ltd.
                                                       Nov. 2003   General Manager of Marketing Group (Current)
                                                       June 2005   Director (Current)
                                                       June 2005   Corporate Executive Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Zenji Miura           Director                         Apr. 1976   Joined the Company
(January 5, 1950)                                      Jan. 1993   President of Ricoh France S.A.
                                                       Apr. 1998   Deputy General Manager of Finance and Accounting Division
                                                       Oct. 2000   Senior Vice President
                                                       Oct. 2000   General Manager of Finance and Accounting Division
                                                       June 2003   Executive Vice President
                                                       June 2004   Managing Director
                                                       June 2005   Director (Current)
                                                       June 2005   Corporate Executive Vice President (Current)
                                                       June 2005   CFO (Chief Financial Officer) (Current)
                                                       June 2005   In charge of IR (Current)

        Name                  Current Position
   (Date of Birth)        (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       Apr. 2006   CIO (Chief Information Officer) (Current)
                                                       Apr. 2006   In charge of Corporate Communication and Management of Group
                                                                      Companies (Current)
                                                       Apr. 2006   General Manager of Corporate Planning Division (Current)
                                                       Feb. 2008   In charge of Internal Management and Control Division (Current)

                    Principal business activities and other principal directorships performed outside of Ricoh:
                         Corporate Auditor of Coca-Cola West Holdings Co., Ltd.

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kiyoshi Sakai         Director                         Apr. 1970   Joined the Company
(December 25, 1945)                                    Jan. 1996   General Manager of Corporate Planning Division
                                                       June 1996   Director
                                                       Apr. 1999   General Manager of Research and Development Group
                                                       June 2000   Senior Vice President
                                                       June 2002   Managing Director
                                                       June 2002   Executive Vice President
                                                       Aug. 2002   General Manager of Corporate Technology Planning Division
                                                       June 2005   Corporate Senior Vice President
                                                       Apr. 2006   In charge of Corporate Environment (Current)
                                                       June 2006   Director (Current)
                                                       June 2006   Corporate Executive Vice President (Current)
                                                       June 2006   Chief Technology Officer (Current)
                                                       Apr. 2008   President of Ricoh Innovation, Inc. (Current)
                                                       Apr. 2008   In charge of Legal Affairs and Intellectual Property (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Takaaki Wakasugi      Director                         June 1985   Professor, Faculty of Economics, the University of Tokyo
(March 11, 1943)                                       Sep. 1990   Co-director of Mitsui Life Financial Research Center, University
                                                                      of Michigan Ross School of Business (Current)
                                                       Apr. 2003   Director and General Manager of Japan Corporate Governance
                                                                      Research Institute, Inc. (Current)
                                                       Apr. 2004   Professor, Faculty of Business Administration, Tokyo Keizai
                                                                      University (Current)
                                                       June 2004   Professor Emeritus, the University of Tokyo
                                                       June 2005   Director (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Takuya Goto           Director                         Apr. 1964   Joined Kao Soap Company (renamed Kao Corporation in 1985)
(August 19, 1940)

        Name                  Current Position
   (Date of Birth)        (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       May  1990   General Manager of Chemical Business Division of Kao Corporation
                                                       June 1990   Director of Kao Corporation
                                                       July 1991   Managing Director of Kao Corporation
                                                       June 1996   Executive Managing Director of Kao Corporation
                                                       June 1997   President of Kao Corporation
                                                       June 2002   Representative Director and President of Kao Corporation
                                                       June 2004   Chairman of Kao Corporation
                                                       June 2006   Director (Current)
                                                       Sep. 2007   Chairman of Japan Marketing Association (Current)

                      Principal business activities and other principal directorships performed outside of Ricoh:
                         Chairman of Japan Marketing Association

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kohji Tomizawa        Corporate Auditor                Apr. 1971   Joined the Company
(May 25, 1946)                                         July 1988   President of Ricoh Finance Ltd.
                                                       May  1991   Head of Administration Office of System Development Division
                                                       June 1993   General Manager of Marketing Administration Department of
                                                                      International Division
                                                       June 1997   Managing Director of Ricoh Logistics System Co., Ltd.
                                                       June 1999   General Manager of DMS Business Division
                                                       July 2001   Director of Tokyo Ricoh Co., Ltd.
                                                       June 2004   Corporate Auditor (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Shigekazu Iijima      Corporate Auditor                Apr. 1972   Joined the Company
(July 7, 1948)                                         Oct. 1990   General Manager of Accounting Department of Finance and
                                                                      Accounting Division
                                                       Apr. 1993   General Manager of Administration Department of Electronic Device
                                                                      Division
                                                       June 1996   Leader of Management Planning Group of Corporate Planning
                                                                      Division
                                                       June 1999   Director of Ricoh Elemex Corporation
                                                       Apr. 2004   General Manager of Business Planning Department of International
                                                                      Business Group
                                                       July 2005   General Manager of Business Strategy & Planning Center of
                                                                      International Business Group
                                                       June 2006   Corporate Auditor (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kenji Matsuishi       Corporate Auditor                Apr. 1965   Graduated from the National Legal Training and Research Institute
(July 24, 1937)                                        Apr. 1965   Legal registration as a Japanese attorney
                                                       Apr. 1965   Joined Takano & Higuchi Legal Services

        Name                  Current Position
   (Date of Birth)        (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       Feb. 1972   General Manager of Matsuishi Legal Services (Current)
                                                       June 1994   Corporate Auditor (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Takao Yuhara          Corporate Auditor                Apr. 1969   Joined Nippon Chemical Industrial Co., Ltd.
(June 7, 1946)                                         May  1971   Joined Sony Corporation
                                                       Mar. 1988   Vice President of Sony International (Singapore) Ltd.
                                                       Apr. 1996   Vice President of Display Company of Sony Corporation
                                                       June 2002   Corporate Vice President and General Manager of Corporate
                                                                      Planning Division of Sony Corporation
                                                       June 2003   Corporate Vice President and Group CFO (Chief Financial Officer)
                                                                      of  Sony Corporation
                                                       June 2004   In charge of Corporate Executive Finance and IR of Sony
                                                                      Corporation
                                                       Dec. 2007   Managing Executive Officer and Senior General Manager, Group
                                                                      Business Management Division of ZENSHO CO., LTD. (Current)
                                                       Apr. 2008   Officer in charge of Group Finance of ZENSHO CO., LTD.
                                                       June 2008   Director of ZENSHO CO., LTD. (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kiyohisa Horie        Substitute Corporate Auditor     Apr. 1970   Joined Horie Morita Audit Office (now: Meiji Audit Corporation)
(March 7, 1948)                                                       Joined Showa Accounting Office
                                                       Aug. 1980   Registered as Certified Public Accountant
                                                       Mar. 1988   Registered as Tax Accountant
                                                       Apr. 1988   Senior Partner of Meiji Audit Corporation (Current)
                                                       May  1988   Representative Director of Showa Accounting Office (Current)
                                                       May  1988   Managing Partner of Meiji Audit Corporation (Current)
                                                       May  1998   Vice-Chairman & Managing Partner of Meiji Audit Corporation
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

          Executive Officers of the Company as of June 26, 2008 were as follows:

        Name                  Current Position
   (Date of Birth)        (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Masamitsu Sakurai     Chairman and                     See above for his business experience and other information.
(January 8, 1942)     Chairman of the Board

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Shiro Kondo           President and                    See above for his business experience and other information.
(October 7, 1949)     Chief Executive Officer

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Koichi Endo           Deputy President                 See above for his business experience and other information.
(February 16, 1944)   (Chief Strategy Officer)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Katsumi Yoshida        Deputy President                See above for his business experience and other information.
(August 20, 1944)     (Chief Marketing Officer for
                      Overseas)
                      Chairman and CEO (Chief
                      Executive Officer) of Ricoh
                      Americas Corporation

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Masayuki Matsumoto    Corporate Executive Vice         See above for his business experience and other information
(December 10, 1944)   President
                      (Chief Marketing Officer for
                      Japan)
                      (Corporate Social
                      Responsibility)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Takashi Nakamura      Corporate Executive Vice         See above for his business experience and other information.
(September 2, 1946)   President
                      (Chief Human Resource Officer)
                      General Manager of Personnel
                      Division

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kazunori Azuma        Corporate Executive Vice         See above for his business experience and other information.
(February 11, 1949)   President
                      (General Manager of Marketing
                      Group)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Zenji Miura           Corporate Executive Vice         See above for his business experience and other information.
(January 5, 1950)     President
                      (Chief Financial Officer)
                      (Chief Information Officer)
                      (Investor Relation)
                      (Corporate Communication)
                      (Management of Group Companies)

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                      (General Manager of Corporate
                      Planning Division)
                      (Internal Management and
                      Control Division)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kiyoshi Sakai         Corporate Executive Vice         See above for his business experience and other information.
(December 25, 1945)   President
                      (Chief Technology Officer)
                      (Corporate Environment)
                      President of Ricoh Innovation,
                      Inc.
                      (Legal & Intellectual Property)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kazuo Togashi         Corporate Senior Vice President  Apr. 1972   Joined the Company
(November 28, 1949)   (General Manager of              Apr. 1998   President of Ricoh Europe B.V.
                      International Business Group)    June 2000   Senior Vice President
                      (General Manager of Regional     Apr. 2002   Chairman of said company
                      Business Support Center of       Apr. 2002   Chairman of NRG Group PLC
                      International Business Group)    June 2002   Executive Vice President
                      (General Manager of Trade        June 2003   Managing Director
                      Affairs & Export/Import          June 2005   Corporate Senior Vice President (Current)
                      Administration Center of
                      International Business Group)
                      Chairman of Ricoh China Co.,     Apr. 2006   General Manager of International Business Group (Current)
                      Ltd.
                                                       Apr. 2006   General Manager of Regional Business Support Center of
                                                                      International Business Group (Current)
                                                       Aug. 2006   General Manager of Trade Affairs & Export/Import Administration
                                                                      Center of International Business Group (Current)
                                                       Jan. 2008   Chairman of Ricoh China Co., Ltd.

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Terumoto Nonaka       Corporate Senior Vice President  Jan. 1988   Joined the Company
(October 28, 1947)    (President of Electronic         Jan. 1990   Deputy General Manager of Electronic Devices Division
                      Devices Company)
                      (Chairman of Ricoh Electronics   June 2000   Senior Vice President
                      Devices Shanghai Co., Ltd.)      Oct. 2000   President of Electronic Devices Company (Current)
                                                       June 2002   Executive Vice President
                                                       June 2005   Corporate Senior Vice President (Current)
                                                       July 2006   Chairman of Ricoh Electronics Devices Shanghai Co., Ltd.
                                                                      (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Etsuo Kobayashi       Corporate Senior Vice President  Apr. 1970   Joined the Company
(July 4, 1947)        Ebina-Task Force Leader          Apr. 1998   General Manager of Personnel Division
                      General Manager of Ebina         June 2000   Senior Vice President
                      General Affairs Center           June 2003   Executive Vice President

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       June 2005   Corporate Senior Vice President (Current)
                                                       Apr. 2008   Ebina-Task Force Leader (Current)
                                                       Apr. 2008   General Manager of Ebina General Affairs Center (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Haruo Nakamura        Corporate Senior Vice President  Aug. 2000   Joined the Company
(April 29, 1952)      (General Manager of GJ (GEL      Nov. 2000   Leader of "Alpha" Task Force
                      JET) Business Division)          Apr. 2004   Executive Vice President
                                                       Apr. 2004   General Manager of GJ (GELJET) Business Division (Current)
                                                       June 2005   Corporate Senior Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kenji Hatanaka        Corporate Senior Vice President  Apr. 1969   Joined the Company
(July 1, 1946)        (General Manager of Tokyo        June 2000   Senior Vice President
                      Branch)                          June 2003   General Manager of Tokyo Branch (Current)
                      (General Manager of Kanto        June 2003   General Manager of Kanto Branch (Current)
                      Branch)                          June 2004   Executive Vice President
                      (President of Ricoh Sales Co.,   Jan. 2005   President of Ricoh Sales Co., Ltd. (Current)
                      Ltd.)                            June 2005   Corporate Senior Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Hiroshi Kobayashi     Corporate Senior Vice President  Apr. 1974   Joined the Company
(July 2, 1948)        General Manager of Office        Apr. 2002   General Manager of Corporate Planning Division
                      Business Planning Center         June 2002   Senior Vice President
                                                       Apr. 2003   General Manager of Corporate Communication Center
                                                       June 2004   Executive Vice President
                                                       Oct. 2004   General Manager of LP Business Group
                                                       June 2005   Corporate Senior Vice President (Current)
                                                       Apr. 2007   General Manager of Printer Business Group
                                                       Apr. 2008   General Manager of Office Business Planning Center (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Susumu Ichioka        Corporate Senior Vice President  Apr. 1971   Joined the Company
(April 23, 1948)      Deputy General Manager of        Oct. 2003   Senior Vice President
                      Marketing Group                  Oct. 2003   President of Ricoh Finance Corporation
                                                       June 2004   Executive Vice President
                                                       June 2004   Chairman of Ricoh Corporation (now Ricoh Americas Corporation)
                                                       June 2005   Corporate Senior Vice President (Current)
                                                       Jan. 2008   Deputy General Manager of Marketing Group (Current)

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Yoshimasa Matsuura    Corporate Senior Vice President  Apr. 1971   Joined the Company
(June 23, 1947)       (General Manager of MFP          May  1999   General Manager of Supply Chain Management Planning Division
                      Business Group)                  Apr. 2004   General Manager of Imaging System Business Strategy Center
                      (General Manager of Controller   June 2004   Senior Vice President
                      Development Division)            Oct. 2004   General Manager of Office Business Planning Center
                                                       June 2005   Deputy General Manager of MFP Business Group
                                                       June 2005   General Manager of Business Strategy Center of MFP Business Group
                                                       June 2005   Corporate Vice President
                                                       Oct. 2006   General Manager of Products Management & Planning Center of MFP
                                                                      Business Group
                                                       Apr. 2007   Corporate Senior Vice President (Current)
                                                       Apr. 2007   General Manager of MFP Business Group (Current)
                                                       Apr. 2008   General Manager of Controller Development Division (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Norio Tanaka          Corporate Senior Vice President  Feb. 1978   Joined the Company
(March 22, 1948)      (General Manager of Production   Apr. 2004   Deputy General Manager of Imaging System Business Strategy Center
                      Printing Business Group)         Apr. 2004   General Manager of Imaging Products Business Center of
                                                                      International Business Center
                                                       June 2004   Senior Vice President
                                                       June 2004   Deputy General Manager of International Business Group
                                                       Oct. 2004   Deputy General Manager of MFP Business Group
                                                       Oct. 2004   General Manager of Products Management & Planning Center of MFP
                                                                      Business Group
                                                       Oct. 2004   General Manager of Marketing Center of MFP Business Group
                                                       June 2005   Corporate Vice President
                                                       Apr. 2007   Corporate Senior Vice President (Current)
                                                       Apr. 2007   General Manager of Production Printing Business Group (Current)
                                                       Apr. 2007   General Manager of Marketing Center of Production Printing
                                                                      Business Group
                                                       Apr. 2007   General Manager of Products Strategy Center of Production
                                                                      Printing Business Group

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Hiroshi Adachi        Corporate Senior Vice President  Apr. 1968   Joined the Company
(January 8, 1946)     (President of Thermal Media      Oct. 2000   President of Thermal Media Company (Current)
                      Company)
                      (Chairman of Ricoh Thermal       Nov. 2001   Chairman of Ricoh Thermal Media (Beijing) Co., Ltd. (Current)
                      Media (Beijing) Co., Ltd.


                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                      (Chairman of Ricoh               June 2002   Senior Vice President
                      International (Shanghai) Co.,
                      Ltd.)
                      (Chairman of Ricoh Thermal       June 2004   Chairman of Ricoh International (Shanghai) Co., Ltd. (Current)
                      Media (Wuxi) Co., Ltd.)
                                                       June 2005   Corporate Vice President
                                                       Dec. 2005   Chairman of Ricoh Thermal Media (Wuxi) Co., Ltd. (Current)
                                                       Apr. 2008   Corporate Senior Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kenichi Kanemaru      Corporate Senior Vice President  Apr. 1973   Joined the Company
(November 19, 1952)   (General Manager of Production   Apr. 1998   General Manager of Production Strategic Center
                      Business Group)
                      (General Manager of Procurement  June 1999   President of Ricoh UK Products Ltd.
                      Control Center of Production     June 2004   Senior Vice President
                      Business Group)
                      (General Manager of Office       June 2005   Deputy General Manager of Imaging System Production Business
                      Machine Division of Production                  Group
                      Business Group)
                                                       June 2005   General Manager of Procurement Control Center of Production
                                                                      Business Group(Current)
                                                       June 2005   Corporate Vice President
                                                       Apr. 2006   General Manager of Imaging System Production Business Group
                                                       Apr. 2008   Corporate Senior Vice President (Current)
                                                       Apr. 2008   General Manager of Production Business Group (Current)
                                                       Apr. 2008   General Manager of Office Machine Division of Production
                                                                      Business Group (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kiyoto Nagasawa       Corporate Vice President         Apr. 1973   Joined the Company
(August 16, 1948)     (General Manager of Quality of   Apr. 2001   General Manager of C&F Business Division 2
                      Management Division)             June 2002   Senior Vice President
                                                       June 2005   General Manager of Quality of Management Division (Current)
                                                       June 2005   Corporate Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Yutaka Ebi            Corporate Vice President         Apr. 1972   Joined the Company
(October 20, 1949)    (General Manager of Legal &      Apr. 2001   General Manager of Imaging Technology Division
                      Intellectual Property Division)  June 2002   Senior Vice President
                                                       Oct. 2004   General Manager of Legal & Intellectual Property Division
                                                                      (Current)
                                                       June 2005   Corporate Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Hiroo Matsuda         Corporate Vice President         Apr. 1972   Joined the Company
(April 19, 1948)      (General Manager of Printing     Apr. 2002   General Manager of Major Accounts Marketing Division
                      Solution Division of Marketing
                      Group)                           June 2002   Senior Vice President

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                      (General Manager of Japan        Apr. 2004   General Manager of Solution Partner Sales Division of Marketing
                      Market Sales Center of                          Group
                      Production Printing Business     Oct. 2004   General Manager of Solution Partner Sales Center of LP Business
                      Group)                                          Group
                                                       June 2005   Corporate Vice President (Current)
                                                       Apr. 2006   General Manager of Printing Solution Division of Marketing Group
                                                                      (Current)
                                                       Apr. 2007   General Manager of Japan Market Sales Center of Production
                                                                      Printing Business Group (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Mitsuhiko Ikuno       Corporate Vice President         May  1975   Joined the Company
(March 26, 1953)      General Manager of Information   June 2000   President of Ricoh Asia Industry Ltd.
                      Technology and Solution          June 2004   President of Shanghai Ricoh Facsimile Co., Ltd.
                      Division                         June 2004   Senior Vice President
                                                       June 2005   Corporate Vice President (Current)
                                                       Oct. 2006   President of Shanghai Ricoh Digital Equipment Co., Ltd.
                                                       Apr. 2008   General Manager of Information Technology and Solution Division
                                                                      (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Sadahiro Arikawa      Corporate Vice President         Apr. 1971   Joined the Company
(March 31, 1949)      (General Manager of Major        Dec. 2001   President of Ricoh Kyusyu Co., Ltd.
                      Accounts Marketing Division)     Apr. 2004   General Manager of Major Accounts Marketing Division (Current)
                                                       June 2004   Senior Vice President
                                                       June 2005   Corporate Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Daisuke Segawa        Corporate Vice President         Mar. 1980   Joined the Company
(July 21, 1954)       (General Manager of Finance and  Dec. 1998   General Manager of Treasury Department
                      Accounting Division)             Oct. 2004   General Manager of Corporate Planning Division
                                                       June 2005   Corporate Vice President (Current)
                                                       Apr. 2006   General Manager of Finance and Accounting Division (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Hisashi Takata        Corporate Vice President         Apr. 1974   Joined the Company
(May 20, 1951)        (General Manager of Printer      Apr. 1999   General Manager of Business Strategy Division of International
                      Business Group)                                 Marketing Group
                                                       Oct. 2004   Deputy General Manager of GJ (GEL JET) Business Division
                                                       Oct. 2004   General Manager of Marketing Center of GJ (GEL JET) Business
                                                                      Division
                                                       June 2005   Corporate Vice President (Current)
                                                       Oct. 2005   General Manager of GJ Marketing Division of Marketing Group
                                                       Apr. 2007   Deputy General Manager of Printing Business Division

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       Apr. 2008   General Manager of Printer Business Group (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kenichi Matsubayashi  Corporate Vice President         Apr. 1971   Joined the Company
(June 5, 1948)        (General Manager of RS Products  Apr. 1995   Manager of RS Business Planning Department
                      Division of Production Business
                      Group)
                                                       Oct. 2003   General Manager of RS Products Division of Production Business
                                                                      Group (Current)
                                                       June 2005   Corporate Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Soichi Nagamatsu      Corporate Vice President         July 2004   Joined the Company
(March 25, 1951)      (General Manager of Research     July 2004   Vice General Manager of Research and Development Group
                      and Development Group)
                      (General Manager of Corporate    Apr. 2006   Coporate Vice President(Current)
                      Technology Development Group)    Apr. 2006   General Manager of Research and Development Group (Current)
                      (General Manager of Office       Apr. 2006   General Manager of Corporate Technology Planning Division
                      Solution Technology Development  Apr. 2007   General Manager of Office System Development Center of Research
                      Center of Corporate Technology                  and Development Group
                      Development Group)
                      (General Manager of Advanced     Apr. 2008   General Manager of Corporate Technology Development Group
                      Technology R&D Center of                        (Current)
                      Researchand Development Group)   Apr. 2008   General Manager of Office Solution Technology Development Center
                      (Chairman of Ricoh Software                     of Corporate Technology Development Group (Current)
                      Research Center (Beijing) Co.,
                      Ltd.)
                                                       Apr. 2008   General Manager of Advanced Technology R&D Center of Research and
                                                                      Development Group (Current)
                                                       Apr. 2008   Chairman of Ricoh Software Research Center (Beijing) Co., Ltd.
                                                                      (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kazuhiro Yuasa        Corporate Vice President         Apr. 1977   Joined the Company
(September 1, 1952)   (President of Personal Multi     Apr. 2001   Deputy General Manager of ICD Division of Personal Multi Media
                      Media Company)                                  Company
                                                       Oct. 2002   Deputy General Manager of ICS Division of Personal Multi Media
                                                                      Company
                                                       Nov. 2002   General Manager of ICS Division of Personal Multi Media Company
                                                       Apr. 2006   Associate Director
                                                       Apr. 2006   President of Personal Multi Media Company (Current)
                                                       Apr. 2008   Corporate Vice President (Current)

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Yohzoh Matsuura       Corporate Vice President         Apr. 1980   Joined the Company
(April 15, 1956)      (General Manager of Imaging      Oct. 2004   General Manager of Imaging Engine Development Division (Current)
                      Engine Development Division)     Apr. 2006   Associate Director
                      (General Manager of Fundamental  Apr. 2007   Deputy General Manager of MFP Business Group
                      & Control Technology Center of   Apr. 2008   Corporate Vice President (Current)
                      Imaging Engine Development       Apr. 2008   General Manager of Fundamental & Control Technology Center of
                      Division)                                       Imaging Engine Development Division (Current)

                            Group Executive Officers of the Company as of June 26, 2008 were as follows:

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Makoto Hashimoto      Corporate Executive Vice         Nov. 1972   Joined the Company
(August 26, 1945)     President                        Apr. 1993   General Manager of PPC Division of Imaging System Business Group
                      (Chairman of Ricoh Logistics     June 1994   Director
                      System Co., Ltd.)                Apr. 1998   General Manager of Imaging System Business Group
                                                       June 1998   Managing Director
                                                       June 2000   Executive Vice President
                                                       Oct. 2000   President of Personal MultiMedia Products Company
                                                       June 2003   General Manager of CSM (Customer Satisfaction Management)
                                                                      Division
                                                       June 2005   Corporate Executive Vice President (Current)
                                                       Jan. 2006   President and CEO of Ricoh Elemex Corporation
                                                       June.2008   Chairman of Ricoh Logistics System Co., Ltd. (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Yuji Inoue            Corporate Senior Vice President  Apr. 1971   Joined the Company
(April 4, 1948)       (President of Ricoh Leasing      Apr. 1998   General Manager of Finance and Accounting Division
                      Co., Ltd.)                       Apr. 2000   President of Ricoh Leasing Co., Ltd. (Current)
                                                       June 2000   Senior Vice President
                                                       June 2004   Managing Director
                                                       June 2005   Corporate Senior Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Hideko Kunii          Corporate Senior Vice President  May. 1982   Joined the Company
(December 13, 1947)   (Chairman of Ricoh Software      Oct. 1999   General Manager of Software Research Center
                      Co., Ltd.)                       June 2000   Senior Vice President
                                                       Oct. 2000   Deputy General Manager of P&S Products Division
                                                       June 2002   Chairman of Ricoh Software Technology (Shanghai) Co., Ltd
                                                       Oct. 2002   General Manager of Software R&D Group

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       Feb. 2004   Chairman of Ricoh Software Research Center (Beijing) Co., Ltd.
                                                       June 2004   Executive Vice President
                                                       June 2005   Corporate Senior Vice President (Current)
                                                       Apr. 2008   Chairman of Ricoh Software Co., Ltd. (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Shiroh Sasaki         Corporate Senior Vice President  Apr. 1972   Joined the Company
(December 23, 1949)   (Chairman of Ricoh Europe PLC)   Apr. 2000   President of Gestetner Holdings PLC
                      (President Chairman of Ricoh     Apr. 2002   President of NRG Group PLC
                      Europe (Netherlands) B.V.)       June 2004   Senior Vice President
                                                       June 2005   Corporate Vice President
                                                       Apr. 2006   Corporate Senior Vice President (Current)
                                                       Apr. 2006   Chairman of Ricoh Europe B.V.
                                                       Apr. 2006   Chairman of NRG Group PLC
                                                       Apr. 2007   Chairman of Ricoh Europe PLC (Current)
                                                       Apr. 2007   President of Ricoh Europe (Netherlands) B.V. (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Hiroshi Tsuruga       Corporate Vice President         Apr. 1971   Joined the Company
(November 18, 1948)   (President of Tohoku Ricoh       Apr. 1999   General Manager of Information Technology and Solution Division
                      Co., Ltd.)                       June 2002   Senior Vice President
                                                       June 2005   Deputy President of Tohoku Ricoh Co., Ltd.
                                                       June 2005   Corporate Vice President (Current)
                                                       Apr. 2006   President of Tohoku Ricoh Co., Ltd. (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kohji Sawa            Corporate Vice President         Apr. 1971   Joined the Company
(June 5, 1948)        (President of Ricoh Elemex       Apr. 1998   General Manager of Imaging System Component Production Division
                      Corporation)                     Apr. 2000   General Manager of Procurement Control Center
                                                       July 2001   General Manager of Optical Component Development Center
                                                       June 2002   Senior Vice President
                                                       June 2005   Corporate Vice President (Current) General Manager of Information
                                                                      Technology and Solution Division
                                                       Apr. 2008   Corporate Senior Vice President of Ricoh Elemex Corporation
                                                       June 2008   President of Ricoh Elemex Corporation (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Norihisa Goto         Corporate Vice President         Apr. 1972   Joined the Company
(March 8, 1949)       (Vice Chairman of Ricoh          Oct. 1997   President of Ricoh Deutschland GmbH
                      Americas Corporation)            Mar. 2001   Chairman of Lanier Worldwide, Inc.
                      (CEO of Ricoh U.S. - Ricoh       Jan. 2003   President of Lanier Worldwide, Inc.
                      Americas Corporation)            June 2003   Senior Vice President

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       June 2005   Corporate Vice President (Current)
                                                       June 2006   Vice Chairman of Ricoh Corporation (now Ricoh Americas
                                                                      Corporation) (Current)
                                                       June 2006   CEO of Ricoh U.S. - Ricoh Corporation (now Ricoh U.S. - Ricoh
                                                                      Americas Corporation) (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Shunsuke Nakanishi    Corporate Vice President         Apr. 1972   Joined the Company
(October 12, 1948)    (President of Ricoh UK           May 1999    General Manager of Production Strategic Center
                      Products Ltd.)                   July 2001   President of Ricoh Electronics Inc.
                                                       June 2004   Senior Vice President
                                                       June 2005   Corporate Vice President (Current)
                                                       Apr. 2008   President of Ricoh UK Products Ltd. (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Yoshihiro Niimura     Corporate Vice President         Apr. 1975   Joined the Company
(May 22, 1951)        (President of Ricoh China        June 2004   President of Ricoh China Co., Ltd. (Current)
                      Co., Ltd.)                       June 2004   Chairman and President of Ricoh Electronic Technology (China)
                      (Chairman and President of                      Co., Ltd. (Current)
                      Ricoh Electronic Technology      June 2004   Senior Vice President
                      (China) Co., Ltd.)               June 2005   Corporate Vice President (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Michel De Bosschere   Corporate Vice President         June 1993   Managing Director of Nashua/tec Benelux
(June 16, 1948)       (President of NRG Benelux B.V.)  Jan. 2000   President of NRG Benelux B.V.
                      (Chairman of Ricoh Nederland     June 2004   Senior Vice President
                      B.V.)                            June 2005   Corporate Vice President (Current)
                      (Chairman of Ricoh Belgium       Aug. 2007   President of Ricoh Nederland B.V.
                      N.V.)                            Nov. 2007   Chairman of NRG Benelux B.V. (Current)
                      (Chairman of NRG Belgium S.A.)   Nov. 2007   Chairman of Ricoh Nederland B.V. (Current)
                                                       Nov. 2007   Chairman of Ricoh Belgium N.V. (Current)
                                                       Nov. 2007   Chairman of NRG Belgium S.A. (Current)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Toshiaki Katayama     Corporate Vice President         Oct. 2004   President of Ricoh Printing Systems, Ltd. (Current)
(November 28, 1947)   (President of Ricoh Printing     June 2005   Corporate Vice President (Current)
                      Systems, Ltd.)                   Apr. 2007   Deputy General Manager of Production Printing Business Group
                      (Deputy General Manager of                      (Current)
                      Production Printing Business
                      Group)

--------------------  -------------------------------  ----------  -----------------------------------------------------------------
Kunihiko Satoh        Corporate Vice President         Mar. 1979   Joined the Company
(October 21, 1956)    (Deputy President of Ricoh       Apr. 2002   President of Hokkaido Ricoh Co., Ltd.
                      Sales Co., Ltd.)                 Apr. 2004   General Manager of Solution Marketing Center
                                                       June 2004   General Manager of Customer Contact Center

                              Current Position
        Name              (Function/Business area)        Date                            Business Experience
--------------------  -------------------------------  ----------  -----------------------------------------------------------------
                                                       June 2005   Corporate Vice President (Current)
                                                       Apr. 2006   General Manager of Business Strategic Planning Office of
                                                                      Marketing Group
                                                       Apr. 2006   General Manager of Business Partner Division of Marketing Group
                                                       Apr. 2006   General Manager of Net RICOH Marketing Division of Marketing
                                                                      Group
                                                       Apr. 2007   Deputy President of Ricoh Sales Co., Ltd. (Current)

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

B. Compensation

     The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for fiscal year 2008 to all Directors, Corporate Auditors, Executive Officers and Group Executive Officers of the Company who served during fiscal year 2008 was Yen 1,163 million.

     Bonuses to be received by the director are determined by a resolution of an ordinary general meeting of shareholders of the Company. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income and are based on the Company's financial performance for the fiscal year. During fiscal year 2009, the Company will pay bonuses in the total amount of Yen 173 million to Directors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2009, as approved by the Company's shareholders at the Ordinary General Meeting of Shareholders held on June 26, 2008.

     In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to the shareholders for their approval. After shareholders' approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed by the Board of Directors or Board of Corporate Auditors and generally reflects his remuneration and position at the time of retirement, the length of his service as a Director or Corporate Auditor and his contribution to the Company's performance. At the Ordinary General Meeting of Shareholders held on June 27, 2007, the shareholders approved the abolishment of this retirement allowance system. Accordingly, the Company will pay incumbent Directors and Corporate Auditors their final retirement allowances corresponding to their tenure through June 27, 2007 in accordance with standards prescribed by the Company. The amount of such final retirement allowance through June 27, 2007 is Yen 498 million, for which the Company has established a reserve.

     The Company abolished the retirement system as describe above, in its replace the Company introduced stock price-linked remuneration for its Directors by enhancing of the bonuses for directors with the Company's financial performance. Under this new system, the Company will pay a specified amount of remuneration to Directors each month, which amount will be contributed to the stock purchasing system to purchase the Company's stock. Each Director will be required to hold the Company's stock purchased under this system for the tenure of their office. One of the objectives of this system is to align the interests of the Directors with the interests of the shareholders on a long-term basis, which Ricoh believes will also strengthen the incentives to enhance shareholder value.

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

D. Employees

     The table below provides information about employees.

                                          As of March 31,
                                     ------------------------
                                      2006     2007     2008
                                     ------   ------   ------
Categorized by Operating Segment
   Office Solutions                  68,685   73,845   75,254
   Industrial Products                3,045    3,340    3,421
   Other                              3,401    3,645    3,751
   Headquarters                       1,019    1,109    1,030
   Total                             76,150   81,939   83,456
Categorized by Geographic Location
   Domestic                          39,930   40,342   40,385
   Overseas                          36,220   41,597   43,071
   Total                             76,150   81,939   83,456

     Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in fiscal year 2008 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share Ownership

     The following table lists the number of Common Stock owned by each Director, Corporate Auditor and Executive Officer of the Company as of June 26, 2008. None of the Company's Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company's Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.03% of the total Company Common Stock issued.

        Name                               Position                        Number of Shares
--------------------   -------------------------------------------------   ----------------
Masamitsu Sakurai      Chairman of the Board and Representative Director        12,000
Shiro Kondo            Representative Director                                   8,000
Koichi Endo            Director                                                 15,747
Katsumi Yoshida        Director                                                  6,100
Masayuki Matsumoto     Director                                                  6,000
Takashi Nakamura       Director                                                  9,693
Kazunori Azuma         Director                                                  8,000
Zenji Miura            Director                                                  7,000
Kiyoshi Sakai          Director                                                  3,000
Takaaki Wakasugi       Director                                                  3,000
Koji Tomizawa          Corporate Auditor                                         5,000
Shigekazu Iijima       Corporate Auditor                                         2,000
Kazuo Togashi          Corporate Senior Vice President                           6,000
Terumoto Nonaka        Corporate Senior Vice President                           8,050
Etsuo Kobayashi        Corporate Senior Vice President                           9,000
Kenji Hatanaka         Corporate Senior Vice President                           3,000
Hiroshi Kobayashi      Corporate Senior Vice President                           4,000
Susumu Ichioka         Corporate Senior Vice President                           3,000
Yoshimasa Matsuura     Corporate Senior Vice President                           5,000
Norio Tanaka           Corporate Senior Vice President                           2,000
Hiroshi Adachi         Corporate Senior Vice President                           8,000
Kenichi Kanemaru       Corporate Senior Vice President                           4,000
Kiyoto Nagasawa        Corporate Vice President                                  4,000
Yutaka Ebi             Corporate Vice President                                  2,000
Sadahiro Arikawa       Corporate Vice President                                  3,000
Hisashi Takata         Corporate Vice President                                  1,000
Kenichi Matsubayashi   Corporate Vice President                                  1,000
Soichi Nagamatsu       Corporate Vice President                                  2,000
Makoto Hashimoto       Corporate Executive Vice President                       11,000
Yuji Inoue             Corporate Senior Vice President                          10,000
Hideko Kunii           Corporate Senior Vice President                           6,000
Hiroshi Tsuruga        Corporate Vice President                                  3,000
Kohji Sawa             Corporate Vice President                                  4,000
Norihisa Goto          Corporate Vice President                                  3,000
Yoshihiro Niimura      Corporate Vice President                                  1,000
Kunihiko Satoh         Corporate Vice President                                  1,000
                                                                               -------
   Total                                                                       189,590
                                                                               =======

     All shares of Common Stock of the Company carry the same voting rights.

     No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 26, 2008.

Item 7. Major Shareholders and Related Party Transactions
        -------------------------------------------------

A. Major Shareholders

     Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2008 are as follows:

                                                             Number of     Percentage of
                                                           Shares Owned     Outstanding
Title of Class   Name                                     (in thousands)    Shares Owned
--------------   --------------------------------------   --------------   -------------
Common Stock     The Master Trust Bank of Japan, Ltd.         72,314           10.03%
Common Stock     Japan Trustee Services Bank, Ltd.            41,110            5.70
Common Stock     The Bank of Tokyo-Mitsubishi UFJ, Ltd.       36,193            5.02

     The Master Trust Bank of Japan, Ltd. is a joint venture managed by Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company and the Norinchukin Trust and Banking Co., Ltd.

     Japan Trustee Services Bank, Ltd. is a joint venture managed by Resona Bank, Ltd., the Sumitomo Trust and Banking Co., Ltd. and Chuo Mitsui Trust Holdings, Inc.

     The Bank of Tokyo-Mitsubishi UFJ, Ltd. is a subsidiary of Mitsubishi UFJ Financial Group, Inc. in Japan.

     As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during fiscal year 2008. The major shareholders do not have different voting rights.

     American Depositary Receipts ("ADRs") evidencing American Depositary Shares are issued by The Bank of New York. The normal trading unit is 5 American Depositary Shares. As of March 31, 2008, 922,992 American Depositary Shares were held of record by one institutional registered holder in the United States of America.

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

     See Item 18. Financial Statements and pages F-1 through F-52.

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

                           Tokyo Stock Exchange   Over-the-Counter Market Price
                              Price Per Share     Per American Depositary Share
                             of Common Stock        (5 shares of Common Stock)
                              (Japanese Yen)              (U.S. Dollars)
                           --------------------   -----------------------------
                               High     Low               High      Low
                               -----   -----             ------   ------
Annual highs and lows
---------------------
Fiscal Year 2004               2,365   1,607             104.50    68.55
Fiscal Year 2005               2,345   1,782             107.50    84.80
Fiscal Year 2006               2,360   1,646             110.00    73.00
Fiscal Year 2007               2,775   1,991             116.50    88.00
Fiscal Year 2008               2,950   1,395             121.25    69.55

Quarterly highs and lows
------------------------
Fiscal Year 2007
1st quarter                    2,420   1,991             108.00    88.00
2nd quarter                    2,415   2,130             105.25    91.00
3rd quarter                    2,515   2,130             107.25    91.00
4th quarter                    2,775   2,320             116.50    98.00

Fiscal Year 2008
----------------
1st quarter                    2,950   2,550             121.25   106.00
2nd quarter                    2,915   2,185             119.50    95.25
3rd quarter                    2,545   1,905             109.50    87.00
4th quarter                    1,977   1,395              95.00    69.55

Monthly highs and lows
----------------------
December 2007                  2,240   2,005             100.90    89.70
January 2008                   1,977   1,544              95.00    73.00
February 2008                  1,833   1,535              83.99    72.85
March 2008                     1,729   1,395              85.50    69.55
April 2008                     1,905   1,558              89.85    78.10
May 2008                       1,943   1,744              91.85    84.50

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

VOTING RIGHTS

     A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph below and in the sections entitled "Unit share system" through "Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the shares having voting rights represented at the meeting. Special resolutions provided for in paragraph 2,
Article 309 of the Corporation Law shall be adopted by the vote of the shareholders not less than two-thirds (2/3) of those present at a meeting whereby one-third (1/3) of voting rights of all of the shareholders shall constitute a quorum. The Corporation Law and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding voting shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

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

D.   Exchange Controls

     The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the "Exchange Law") govern certain matters relating to the issuance of equity-related securities by the Company and the acquisition and holding of shares of Common Stock or ADSs representing such shares by "exchange non-residents" and by "foreign investors" as hereinafter defined. The Exchange Law currently in effect does not affect the right of an exchange non-resident to purchase or sell an ADS outside of Japan.

     "Exchange non-residents" are defined under the Exchange Law as individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally branches and other offices of Japanese corporations located outside of Japan are regarded as exchange non-residents, but branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. "Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, and (iii) corporations of which (a) 50% or more of the shares are held by (i) and/or (ii) above, (b) a majority of officers consists of non-resident individuals or (c) a majority of the officers having the power of representation consists of non-resident individuals.

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

     Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside of Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax. Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee.

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

                                      -104

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

F.   Dividends and Paying Agents

          Not  applicable.

G.   Statement by Experts

          Not  applicable.

H.   Documents on Display

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system are also available for inspection on the SEC's website (http://www.sec.gov).

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

     Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2008, and there are no material quantitative changes in market risk exposure at March 31, 2008 when compared to March 31, 2007. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

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

Foreign Exchange Forward Contracts
----------------------------------

                                        Year Ended March 31,
         ------------------------------------------------------------------------------------
                            2007                                  2008
         ------------------------------------------------------------------------------------
                       Contract     Estimated fair                Contract     Estimated fair
            Average     amounts         value         Average      amounts        value
         contractual  (Millions of   (Million of    contractual  (Millions of   (Million of
            rates         Yen)          Yen)           rates        Yen)           Yen)
---------------------------------------------------------------------------------------------
US$/Yen    116.22          10,344          128         109.74          (295)          (135)
EUR/Yen    155.54           8,710          (76)        163.20        (3,418)          (120)
US$/EUR      0.75           7,806          (71)          0.67         1,581            (93)

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

LONG-TERM INDEBTEDNESS                                                     Year ended March 31, 2007
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 Millions of Yen
                                              -----------------------------------------------------------------------------------
(Excluding Capital                                                           Expected maturity date
Lease Obligations and   Average               -----------------------------------------------------------------------------------
SFAS No. 133              pay                                                                                              Fair
fair value adjustment)    rate       Total        2008        2009        2010        2011        2012     Thereafter     Value
---------------------------------------------------------------------------------------------------------------------------------
Bonds                      1.32%      64,999      10,000      25,000      20,000       9,999          --        --         63,900
Convertible Bonds            --       55,256          --          --          --          --      55,256        --         50,650
Loans                      1.48      201,580      76,764      52,119      49,919      11,594      11,169        15        200,464
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                321,835      86,764      77,119      69,919      21,593      66,425        15        315,014
---------------------------------------------------------------------------------------------------------------------------------

LONG-TERM INDEBTEDNESS                                                     Year ended March 31, 2008
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 Millions of Yen
                                              -----------------------------------------------------------------------------------
(Excluding Capital                                                           Expected maturity date
Lease Obligations and   Average               -----------------------------------------------------------------------------------
SFAS No. 133              pay                                                                                            Fair
fair value adjustment)    rate       Total       2009        2010        2011        2012       2013     Thereafter      Value
---------------------------------------------------------------------------------------------------------------------------------
Bonds                      1.43%      54,999      25,000      20,000       9,999          --         --        --         54,577
Convertible Bonds            --       55,202          --          --          --      55,202         --        --         51,865
Loans                      1.66      196,818      57,377      56,690      57,072      24,643      1,033         3        196,438
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                307,019      82,377      76,690      67,071      79,845      1,033         3        302,880
--------------------------------------------------------------------------------------------------------------------------------

INTEREST RATE SWAPS                                                         Year ended March 31, 2007
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Millions of Yen
                                                      ----------------------------------------------------------------------------
                                                                               Expected maturity date
 Notional               Average  Average              ----------------------------------------------------------------------------
 amounts    Type of     receive   pay                                                                                       Fair
(Millions)    swap        rate    rate       Total        2008       2009        2010       2011        2012   Thereafter   Value
----------------------------------------------------------------------------------------------------------------------------------
Yen 90,000  Receive
            floating
            /Pay fixed    0.64%    0.95%      90,000      10,000      45,000      15,000      20,000       --        --          1
    24,000  Receive
            fixed
            /Pay
            floating      1.92     0.61       24,000          --       6,000          --      10,000    8,000        --        517
-----------------------------------------------------------------------------------------------------------------------------------
US$    190  Receive
            floating
            /Pay fixed    5.62%    4.64%      22,430          --          --      22,430          --       --         --       227
        45  Receive
            fixed
            /Pay fixed    6.00     5.90        5,312       5,312          --          --          --       --         --         6
-----------------------------------------------------------------------------------------------------------------------------------

INTEREST RATE SWAPS                                                             Year ended March 31, 2008
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Millions of Yen
                                                       ----------------------------------------------------------------------------
                                                                                 Expected maturity date
 Notional               Average  Average               ----------------------------------------------------------------------------
 amounts    Type of     receive   pay                                                                                       Fair
(Millions)  swap          rate    rate       Total        2009       2010        2011       2012        2013   Thereafter  Value
-----------------------------------------------------------------------------------------------------------------------------------
Yen130,000  Receive
            floating
            /Pay fixed    1.04%    0.96%      130,000      45,000      15,000      54,000      16,000      --        --        (368)
    18,000  Receive
            fixed
            /Pay
            floating      2.04     1.08        18,000          --      10,000       8,000          --      --        --         392
-----------------------------------------------------------------------------------------------------------------------------------
US$    190  Receive
            floating
            /Pay fixed    3.00%    4.64%       19,036          --      19,036          --          --      --         --       (380)
         4  Receive
            fixed
            /Pay fixed    6.00     5.92           366         366          --          --          --      --         --       (238)
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

     The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive.

                                                                       (Millions of Yen)
----------------------------------------------------------------------------------------
                                                         Year ended March 31,
                                          ----------------------------------------------
                                                     2007                   2008
                                          ----------------------  ----------------------
                                              Cost    Fair Value     Cost     Fair Value
                                          ----------  ----------  ----------  ----------
Debt Securities
   Due within one year                           176         176          --          --
   Due after one year through five years       6,000       6,010       6,000       5,246
Equity Securities                             49,261      64,110      62,208      64,716
Other                                            243         243           0           0
----------------------------------------------------------------------------------------
TOTAL                                         55,680      70,539      68,208      69,962
----------------------------------------------------------------------------------------

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

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of
         -------------------------------------------------------------------
         Proceeds
         --------

     None.

Item 15. Controls and Procedures
         -----------------------

DISCLOSURE CONTROLS AND PROCEDURES

     Ricoh's disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed by Ricoh in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to Ricoh's management, including its Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of its management, including the CEO and CFO, Ricoh evaluated its disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that Ricoh's disclosure controls and procedures were effective as of March 31, 2008 at a reasonable assurance level, provided that it be understood that any system of control is based in part upon certain assumptions designed to obtain reasonable (but not absolute) assurance as to its effectiveness, and there can be no assurance that Ricoh's system of control will succeed in achieving its stated objectives.

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

     As permitted by the rules and regulations of the SEC, Ricoh's management excluded from its assessment of the effectiveness of Ricoh's internal control over financial reporting as of March 31, 2008 an assessment of internal control over financial reporting of InfoPrint Solutions Company, LLC (a joint venture company with IBM which commenced its operations on June 1, 2007), except for the goodwill and intangibles relating to this joint venture company that were included within the scope of such assessment. InfoPrint Solutions Company, LLC, had total assets of Yen 46,281 million (excluding goodwill and intangibles relating to this joint venture company) and total sales of Yen 68,577 million that were reflected in the consolidated financial statements of the Company as of and for the year ended March 31, 2008.

     Ricoh's management assessed the effectiveness of Ricoh's internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in INTERNAL CONTROL - INTEGRATED FRAMEWORK. Management's assessment included evaluating the design of Ricoh's internal control over financial reporting and testing of the operational effectiveness of Ricoh's internal control over financial reporting.

     Based on such assessment, management concluded that, as of March 31, 2008, Ricoh's internal control over financial reporting was effective based on the criteria issued by COSO.

     The effectiveness of Ricoh's internal control over financial reporting as of March 31, 2008 has been audited by KPMG AZSA & Co., an independent registered public accounting firm, as stated in their report, which is included on page F-3 of the Consolidated Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     There has been no change in Ricoh's internal control over financial reporting that occurred during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert
          --------------------------------

     The Board of Directors of the Company has determined that it does not have an "audit committee financial expert" as defined in Item 16A. of Form 20-F serving on the Board of Corporate Auditors.

     The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that that members of the Board of Corporate Auditors possess the appropriate skills and experience, as a group, to carry out their duties as members of the Board of Corporate Auditors, the Company will continue to strive to identify potential candidates that might qualify for this position. The Board of Corporate Auditors will keep under active review the financial expert matter during fiscal year 2009 as part of their overall risk management and compliance program.

Item 16B. Code of Ethics
          --------------

     Ricoh has adopted a code of ethics that applies to its employees, including the President, Chief Executive Officer, Chief Operating Officer, and the senior management of accounting and finance. Such code of ethics of Ricoh is provided hereto as Exhibit 11.

Item 16C. Principal Accountant Fees and Services
          --------------------------------------

     The aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International to Ricoh for the years ended March 31, 2007 and 2008, were:

                       (Millions of Yen)
-----------------------------------------
                     Year ended March 31,
                     --------------------
                          2007    2008
-----------------------------------------
Audit Fees               1,486   1,629
Audit-related Fees          10      15
Tax Fees                    43     185
All Other Fees             135       4
-----------------------------------------
TOTAL                    1,674   1,833
-----------------------------------------

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     In accordance with Japanese law, the Company's independent accountants (KAIKEI KANSANIN) ("Accounting Auditors") are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company's Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company's Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA & Co. as the Company's Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 26, 2008.

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

     During fiscal year 2008, none of the services provided to the Company by KPMG AZSA & Co. were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph
(c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees
          ----------------------------------------------------------

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          ----------------------------------------------------------------------

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

                                        RICOH COMPANY, LTD.


                                        By: /s/ ZENJI MIURA
                                        ----------------------------------------
                                                       Zenji Miura
                                           Director, Corporate Executive Vice
                                          President and Chief Financial Officer

Date: June 27, 2008

RICOH COMPANY, LTD.

Consolidated Financial Statements and Schedule
For the years ended March 31, 2006, 2007 and 2008
With Reports of Independent Registered Public Accounting Firm Thereon

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
-------------------------------------------------------------------------------

Reports of Independent Registered Public Accounting Firm ........    F-2 to F-3

Consolidated Balance Sheets as of
   March 31, 2007 and 2008 ......................................    F-4 to F-5

Consolidated Statements of Income
   for the years ended March 31, 2006, 2007 and 2008 ............           F-6

Consolidated Statements of Shareholders' Investments
   for the years ended March 31, 2006, 2007 and 2008 ............    F-7 to F-8

Consolidated Statements of Cash Flows
   for the years ended March 31, 2006, 2007 and 2008 ............           F-9

Notes to Consolidated Financial Statements ......................  F-10 to F-52

Schedule:
   II. Valuation and Qualifying Accounts and Reserves ...........          F-53

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ricoh Company, Ltd. and subsidiaries' internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO), and our report dated June 27, 2008 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ricoh Company, Ltd.:

We have audited Ricoh Company, Ltd. (a Japanese corporation) and subsidiaries' internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Ricoh Company, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO).

Ricoh Company, Ltd. acquired InfoPrint Solutions Company, LLC during the year ended March 31, 2008, and management excluded from its assessment of the effectiveness of Ricoh Company, Ltd. and subsidiaries' internal control over financial reporting as of March 31, 2008, InfoPrint Solutions Company, LLC's internal control over financial reporting associated with total assets of Yen 46,281 million, excluding goodwill and intangibles which were included within the scope of the assessment, and total revenues of Yen 68,577 million included in the consolidated financial statements of Ricoh Company, Ltd. and subsidiaries as of and for the year ended March 31, 2008. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the effectiveness of the internal control over financial reporting of InfoPrint Solutions Company, LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Ricoh Company, Ltd. and subsidiaries as listed in the accompanying index, and our report dated June 27, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 27, 2008

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2007 AND 2008

                                                                                             Thousands of
                                                                    Millions of Yen          U.S. Dollars
                                                             -----------------------------   ------------
ASSETS                                                            2007            2008           2008
---------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                       255,737         170,607   $  1,706,070
   Time deposits                                                     1,417           1,531         15,310
   Trade receivables:
      Notes                                                         66,474          57,068        570,680
      Accounts                                                     450,231         463,999      4,639,990
      Less - Allowance for doubtful receivables                    (16,555)        (16,666)      (166,660)
   Current maturities of long-term finance receivables, net        193,087         194,642      1,946,420
   Inventories:
      Finished goods                                               113,379         117,658      1,176,580
      Work in process and raw materials                             70,975          74,365        743,650
   Deferred income taxes and other                                  65,347          60,936        609,360
---------------------------------------------------------------------------------------------------------
         Total current assets                                    1,200,092       1,124,140     11,241,400
---------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                             47,007          46,681        466,810
   Buildings                                                       227,900         235,106      2,351,060
   Machinery and equipment                                         636,577         587,956      5,879,560
   Construction in progress                                         12,512          12,884        128,840
---------------------------------------------------------------------------------------------------------
         Total                                                     923,996         882,627      8,826,270
   Less - accumulated depreciation                                (659,328)       (627,994)    (6,279,940)
---------------------------------------------------------------------------------------------------------
         Net property, plant and equipment                         264,668         254,633      2,546,330
---------------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                              435,874         445,436      4,454,360
   Investment securities                                            74,836          71,244        712,440
   Investments in and advances to affiliates                        15,608           1,977         19,770
   Goodwill                                                         72,048         112,538      1,125,380
   Other intangible assets                                          81,925         114,402      1,144,020
   Lease deposits and other                                         98,355          89,998        899,980
---------------------------------------------------------------------------------------------------------
         Total investments and other assets                        778,646         835,595      8,355,950
---------------------------------------------------------------------------------------------------------
Total                                                            2,243,406       2,214,368   $ 22,143,680
---------------------------------------------------------------------------------------------------------

                                                                                             Thousands of
                                                                    Millions of Yen          U.S. Dollars
                                                             -----------------------------   ------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT                          2007            2008           2008
---------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                            91,673          75,784   $    757,840
   Current maturities of long-term indebtedness                     87,174          82,658        826,580
   Trade payables:
      Notes                                                         25,000          18,942        189,420
      Accounts                                                     342,211         341,627      3,416,270
   Accrued income taxes                                             46,194          28,909        289,090
   Accrued expenses and other                                      143,360         165,836      1,658,360
---------------------------------------------------------------------------------------------------------
         Total current liabilities                                 735,612         713,756      7,137,560
---------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                          236,801         225,930      2,259,300
   Accrued pension and severance costs                              99,028          99,830        998,300
   Deferred income taxes                                            44,183          36,373        363,730
---------------------------------------------------------------------------------------------------------
         Total long-term liabilities                               380,012         362,133      3,621,330
---------------------------------------------------------------------------------------------------------
Minority interests                                                  56,869          58,283        582,830
---------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 17)
Shareholders' investment:
   Common stock;
      Authorized - 1,500,000,000 shares in 2007 and 2008
      Issued and outstanding - 744,912,078 shares and
         729,987,673 shares in 2007 and 744,912,078 shares
         and 720,951,250 shares in 2008                            135,364         135,364      1,353,640
   Additional paid-in capital                                      186,454         186,448      1,864,480
   Retained earnings                                               752,398         835,238      8,352,380
   Accumulated other comprehensive income (loss)                    26,998         (31,005)      (310,050)
   Treasury stock at cost; 14,924,405 shares in 2007 and
      23,960,828 shares in 2008                                    (30,301)        (45,849)      (458,490)
---------------------------------------------------------------------------------------------------------
         Total shareholders' investment                          1,070,913       1,080,196     10,801,960
---------------------------------------------------------------------------------------------------------
Total                                                            2,243,406       2,214,368   $ 22,143,680
---------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

                                                                                                              Thousands of
                                                                             Millions of Yen                  U.S. Dollars
                                                              ---------------------------------------------   ------------
                                                                  2006            2007            2008            2008
--------------------------------------------------------------------------------------------------------------------------
Net sales:
   Products                                                       1,108,746       1,189,548       1,292,228   $ 12,922,280
   Post sales and rentals                                           693,138         768,965         817,230      8,172,300
   Other revenue                                                    107,354         110,412         110,531      1,105,310
--------------------------------------------------------------------------------------------------------------------------
      Total                                                       1,909,238       2,068,925       2,219,989     22,199,890
--------------------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                         738,962         783,681         855,852      8,558,520
   Post sales and rentals                                           293,559         335,444         346,945      3,469,450
   Other revenue                                                     81,717          87,394          89,465        894,650
--------------------------------------------------------------------------------------------------------------------------
      Total                                                       1,114,238       1,206,519       1,292,262     12,922,620
--------------------------------------------------------------------------------------------------------------------------
      Gross profit                                                  795,000         862,406         927,727      9,277,270
Selling, general and administrative expenses                        646,416         688,026         746,221      7,462,210
--------------------------------------------------------------------------------------------------------------------------
      Operating income                                              148,584         174,380         181,506      1,815,060
--------------------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                      (2,896)         (5,501)         (6,341)       (63,410)
   Interest expense                                                   5,244           7,350           4,835         48,350
   Foreign currency exchange (gain) loss, net                        (3,748)          1,199          10,901        109,010
   Other, net                                                        (2,782)         (3,187)         (2,558)       (25,580)
--------------------------------------------------------------------------------------------------------------------------
      Total                                                          (4,182)           (139)          6,837         68,370
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before Income taxes,
   minority interests and equity in earnings of affiliates          152,766         174,519         174,669      1,746,690
Provision for income taxes:
   Current                                                           60,857          66,523          58,426        584,260
   Deferred                                                          (4,692)         (2,197)          4,970         49,700
--------------------------------------------------------------------------------------------------------------------------
      Total                                                          56,165          64,326          63,396        633,960
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interests
   and equity in earnings of affiliates                              96,601         110,193         111,273      1,112,730
Minority interests                                                    4,185           5,508           6,057         60,570
Equity in earnings of affiliates                                      2,606           1,539           1,247         12,470
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                    95,022         106,224         106,463      1,064,630
Income from discontinued operations, net of tax                       2,035           5,500              --             --
--------------------------------------------------------------------------------------------------------------------------
      Net income                                                     97,057         111,724         106,463   $  1,064,630
--------------------------------------------------------------------------------------------------------------------------

                                                                                   Yen                        U.S. Dollars
                                                              ---------------------------------------------   ------------
Per share of common stock:                                         2006            2007           2008            2008
--------------------------------------------------------------------------------------------------------------------------
   Basic:
      Income from continuing operations                              129.56          145.56          146.04   $       1.46
      Income from discontinued operations, net of tax                  2.77            7.54              --             --
--------------------------------------------------------------------------------------------------------------------------
      Net income                                                     132.33          153.10          146.04           1.46
--------------------------------------------------------------------------------------------------------------------------
   Diluted:
      Income from continuing operations                              129.56          144.41          142.15   $       1.42
      Income from discontinued operations, net of tax                  2.77            7.48              --             --
--------------------------------------------------------------------------------------------------------------------------
      Net income                                                     132.33          151.89          142.15           1.42
--------------------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                     22.00           25.00            31.00   $       0.31
--------------------------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares
   of common stock:
--------------------------------------------------------------------------------------------------------------------------
   Basic:
      Income from continuing operations                              647.80          727.80          730.20   $       7.30
      Income from discontinued operations, net of tax                 13.85           37.70              --             --
--------------------------------------------------------------------------------------------------------------------------
      Net income                                                     661.65          765.50          730.20           7.30
--------------------------------------------------------------------------------------------------------------------------
   Diluted:
      Income from continuing operations                              647.80          722.05          710.75   $       7.10
      Income from discontinued operations, net of tax                 13.85           37.40              --             --
--------------------------------------------------------------------------------------------------------------------------
      Net income                                                     661.65          759.45          710.75           7.10
--------------------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                     110.00          125.00          155.00   $       1.55
--------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

                                                                               Millions of Yen
                                               --------------------------------------------------------------------------------
                                                                                       Accumulated
                                                             Additional                   other                       Total
                                                 Common       paid-in      Retained   comprehensive    Treasury   shareholders'
                                                  stock       capital      earnings   income (loss)      stock     investment
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2005                          135,364      186,551      584,515       (21,963)      (21,469)       862,998
-------------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                          (101)                                                   (101)
Dividends declared and approved                                              (16,178)                                   (16,178)
Comprehensive income (loss)
   Net income                                                                 97,057                                     97,057
   Net unrealized holding gains (losses) on
      available-for-sale securities                                                          4,137                        4,137
   Minimum pension liability adjustments                                                     7,009                        7,009
   Net unrealized gains (losses) on
      derivative instruments                                                                    40                           40
   Cumulative translation adjustments                                                       14,876                       14,876
                                                                                                                  -------------
   Total comprehensive income (loss)                                                                                    123,119
Net changes in treasury stock                                                                             (9,593)        (9,593)
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2006                          135,364      186,450      665,394         4,099       (31,062)       960,245
-------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment from applying
   SAB 108                                              --           --       (6,464)           --            --         (6,464)
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2006, as adjusted              135,364      186,450      658,930         4,099       (31,062)       953,781
-------------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                             4                                                       4
Dividends declared and approved                                              (18,256)                                   (18,256)
Comprehensive income (loss)
   Net income                                                                111,724                                    111,724
   Net unrealized holding gains (losses) on
      available-for-sale securities                                                             73                           73
   Minimum pension liability adjustments                                                       970                          970
   Net unrealized gains (losses) on
      derivative instruments                                                                  (185)                        (185)
   Cumulative translation adjustments                                                       24,774                       24,774
                                                                                                                  -------------
   Total comprehensive income (loss)                                                                                    137,356
Adjustment to initially apply SFAS 158                                                      (2,733)                      (2,733)
Net changes in treasury stock                                                                                761            761
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2007                          135,364      186,454      752,398        26,998       (30,301)     1,070,913
-------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment from applying
   EITF 06-2                                            --           --         (995)           --            --           (995)
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2007, as adjusted              135,364      186,454      751,403        26,998       (30,301)     1,069,918
-------------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                            (6)                                                     (6)
Dividends declared and approved                                              (22,628)                                   (22,628)
Comprehensive income (loss)
   Net income                                                                106,463                                    106,463
   Net unrealized holding gains (losses) on
      available-for-sale securities                                                         (7,685)                      (7,685)
   Pension liability adjustments                                                           (11,382)                     (11,382)
   Net unrealized gains (losses) on
      derivative instruments                                                                  (380)                        (380)
   Cumulative translation adjustments                                                      (38,556)                     (38,556)
                                                                                                                  -------------
   Total comprehensive income (loss)                                                                                     48,460
Net changes in treasury stock                                                                            (15,548)       (15,548)
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2008                          135,364      186,448      835,238       (31,005)      (45,849)     1,080,196
-------------------------------------------------------------------------------------------------------------------------------

                                                                            Thousands of U.S. Dollars
                                               ---------------------------------------------------------------------------------
                                                                                        Accumulated
                                                             Additional                    other                       Total
                                                  Common       paid-in     Retained    comprehensive    Treasury   shareholders'
                                                   stock       capital     earnings    income (loss)     stock       investment
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2007                       $1,353,640   $1,864,540   $7,523,980     $ 269,980     $(303,010)    $10,709,130
--------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment from applying
  EITF 06-2                                             --           --       (9,950)           --            --          (9,950)
--------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2007,as adjusted             1,353,640    1,864,540    7,514,030       269,980      (303,010)     10,699,180
--------------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                           (60)                                                     (60)
Dividends declared and approved                                             (226,280)                                   (226,280)
Comprehensive income (loss)
   Net income                                                              1,064,630                                   1,064,630
   Net unrealized holding gains (losses) on
      available-for-sale securities                                                        (76,850)                      (76,850)
   Pension liability adjustments                                                          (113,820)                     (113,820)
   Net unrealized gains (losses) on
      derivative instruments                                                                (3,800)                       (3,800)
   Cumulative translation adjustments                                                     (385,560)                     (385,560)
                                                                                                                    ------------
   Total comprehensive income (loss)                                                                                     484,600
Net changes in treasury stock                                                                           (155,480)       (155,480)
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2008                       $1,353,640   $1,864,480   $8,352,380     $(310,050)    $(458,490)    $10,801,960
--------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

                                                                                                        Thousands of
                                                                          Millions of Yen               U.S. Dollars
                                                             ----------------------------------------   ------------
                                                                  2006          2007          2008          2008
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                      97,057       111,724       106,463    $ 1,064,630
   Income from discontinued operations, net of tax                 (2,035)       (5,500)           --             --
                                                             -------------------------------------------------------
   Income from continuing operations                               95,022       106,224       106,463      1,064,630
   Adjustments to reconcile net income to net cash
      provided by operating activities-
      Depreciation and amortization                                84,089        89,632        95,788        957,880
      Equity in earnings of affiliates, net of dividends
         received                                                  (1,431)         (711)         (622)        (6,220)
      Deferred income taxes                                        (4,692)       (2,197)        4,970         49,700
      Losses on disposals and sales of property, plant
         and equipment                                                920         3,722         2,174         21,740
      Pension and severance costs, less payments                    3,340          (773)         (320)        (3,200)
      Changes in assets and liabilities, net of effects
         from acquisition-
         (Increase) decrease in trade receivables                  13,411       (15,919)      (16,567)      (165,670)
         (Increase) decrease in inventories                         3,726        (1,494)          129          1,290
         Increase in finance receivables                          (30,029)      (28,047)      (17,183)      (171,830)
         (Decrease) increase in trade payables                     (4,442)        2,199        (7,491)       (74,910)
         Increase in accrued income taxes and accrued
            expenses and other                                      2,505        11,175         5,216         52,160
      Other, net                                                   11,060         3,486        21,806        218,060
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                    173,479       167,297       194,363      1,943,630
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment             3,085           463         1,194         11,940
   Expenditures for property, plant and equipment                (101,788)      (85,747)      (85,205)      (852,050)
   Payments for purchases of available-for-sale securities       (138,607)      (97,158)      (97,958)      (979,580)
   Proceeds from sales of available-for-sale securities           141,620        96,087       100,025     (1,000,250)
   (Increase) decrease in time deposits                              (136)           64          (240)        (2,400)
   Proceeds from sales of discontinued operations                      --        12,000            --             --
   Purchase of business, net of cash acquired                          --       (23,200)      (96,796)      (967,960)
   Other, net                                                     (24,225)      (17,941)      (19,370)      (193,700)
--------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                       (120,051)     (115,432)     (198,350)    (1,983,500)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                            63,751        60,157        67,166        671,660
   Repayment of long-term indebtedness                            (93,752)      (49,115)      (75,716)      (757,160)
   (Decrease) increase in short-term borrowings, net               39,618         8,362       (14,598)      (145,980)
   Proceeds from issuance of long-term debt securities             10,000        65,274            --             --
   Repayment of long-term debt securities                         (52,000)      (55,000)      (10,000)      (100,000)
   Dividends paid                                                 (16,178)      (18,240)      (22,628)      (226,280)
   Payment for purchase of treasury stock                         (10,653)         (799)      (15,770)      (157,700)
   Other, net                                                        (775)       (1,357)         (639)        (6,390)
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities          (59,989)        9,282       (72,185)      (721,850)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS OF DISCONTINUED OPERATIONS:
(Note 2 (u))
   Net, operating cash flows                                        3,390           838            --             --
   Net, investing cash flows                                          (14)          (13)           --             --
   Net, financing cash flows                                           --            --            --             --
   Effect of exchange rate change on cash and cash
      equivalents from discontinued operations                         --            --            --             --
--------------------------------------------------------------------------------------------------------------------
     Net increase in cash and cash equivalents from
           discontinued operations                                  3,376           825            --             --
--------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS         3,383         6,710        (8,958)       (89,580)
--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  198        68,682       (85,130)      (851,300)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    186,857       187,055       255,737      2,557,370
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          187,055       255,737       170,607    $ 1,706,070
--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR-
      Interest                                                      5,717         8,222         8,619    $   86,190
      Income taxes                                                 44,854        66,603        76,220       762,200
--------------------------------------------------------------------------------------------------------------------

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

2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

(A) BASIS OF PRESENTATION

The accompanying consolidated financial statements for each of the years in the three year period ended March 31, 2008 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen into U.S. Dollar equivalents for the year ended March 31, 2008 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 100 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2008.

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

(B) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity as defined by the FASB Interpretation ("FIN") No. 46 (revised December
2003), "Consolidated of Variable Interest Entities" are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 % ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

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

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No.133" and SFAS No.149, "Amendment of Statement No.133 on Derivative Instruments and Hedging Activities" as amended, Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

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

(H) SECURITIES

Ricoh applies SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of March 31, 2007 and 2008, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

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

(J) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 33% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the years ended March 31, 2006, 2007 and 2008 are summarized below:

                          2006   2007   2008
--------------------------------------------
Buildings                  8.9%   9.8%  10.1%
Machinery and equipment   40.5   40.8   43.1

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2007 and 2008 are as follows:

                                                   Thousands of
                              Millions of Yen      U.S. Dollars
                           ---------------------   ------------
                              2007        2008         2008
---------------------------------------------------------------
Aggregate cost                 7,341       7,269      $72,690
Accumulated depreciation       5,761       6,072       60,720

The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2008 were Yen 1,259 million ($12,590 thousand) and Yen 1,177 million ($11,770 thousand), respectively.

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

(L) GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141, "Business Combinations" requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and tradenames are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

Ricoh completed its annual assessment of the carrying value of indefinite-lived intangible assets, including goodwill for the years ended March 31, 2006, 2007 and 2008 and determined that no impairment charge was necessary.

(M) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" as amended by SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and SFAS 158. Under SFAS 158 which was adopted effective March 31, 2007, Ricoh recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans as of the end of fiscal year, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax, and a charge to other comprehensive income for periods subsequent to adoption. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

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

On April 1, 2007, Ricoh adopted FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109", which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Ricoh recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income.

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

(S) NON-CASH TRANSACTIONS

The non-cash transactions related to capital lease obligation incurred and issuance of treasury stock in exchange for subsidiary's stock in the amount of Yen 261 million and Yen 905 million, respectively, for the year ended March 31, 2006 have been excluded from the consolidated statements of cash flows. There were no significant non-cash transactions for the years ended March 31, 2007 or 2008.

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

(U) DISCONTINUED OPERATIONS

On May 31, 2006, the Company's subsidiary San-Ai Co., Ltd. sold its digital content distribution business to Giga Networks Co., Ltd. (former Mobile Alliance Co., Ltd.). Because Ricoh has no significant continuing involvement in the operation sold, the operating result of the business units sold were reclassified to a discontinued operation pursuant to the requirement of SFAS
144. Reclassifications have been made to the prior year's consolidated statements of income and consolidated statements of cash flows to conform the presentation used for the year ended March 31, 2007.

(V) ADOPTION OF SAB 108

The Securities and Exchange Commission of the U.S. issued Staff Accounting Bulletin ("SAB") No.108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" in September 2006. SAB 108 requires companies to quantify misstatements using both the balance sheet approach and the income statement approach ("dual" method), and to evaluate the importance of misstatements taking into account relevant quantitative and qualitative factors. Historically, Ricoh used the income statement ("rollover") approach to quantify misstatements. Upon adoption, Ricoh recorded adjustment for the cumulative effect of misstatements that were previously considered immaterial under the rollover method that were considered material under the dual method. Ricoh adopted SAB 108 in the fourth quarter of the fiscal year ended March 31, 2007.

The Company and some of its domestic consolidated subsidiaries previously set the residual value of tangible fixed assets at 5% of acquisition cost in principle using the standards provided in the Corporate Tax Law. However, based on an evaluation of residual values realized from disposition of property, plant and equipment, Ricoh concluded that the residual value of substantially all long lived assets is negligible at the end of useful life. This misstatement had been considered immaterial to Ricoh's historical consolidated financial statements using the income statement approach prior to the adoption of SAB 108.

Accordingly, upon adoption of SAB 108, Ricoh recorded an increase in accumulated depreciation of Yen 11,464 million and an increase in deferred tax assets (included in "Lease deposits and other") of Yen 4,675 million as of April 1, 2006 with a net reduction of the beginning balance of retained earnings of Yen 6,464 million.

(W) NEW ACCOUNTING STANDARDS

In June 2006, the FASB ratified the EITF consensus on EITF 06-2, "Accounting for sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43." Accordingly, Ricoh recorded an increase in the beginning balance of accrued expenses of Yen 1,680 million ($16,800 thousand) and an increase in the beginning balance of deferred tax assets (included in "Lease deposits and other") of Yen 672 million ($6,720 thousand) as of April 1, 2007, with a decrease in the beginning balance of retained earnings of Yen 995 million ($9,950 thousand).

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. In February 2008, the FASB issued Staff Positions ("FSP") No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and No. FAS 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) and remove certain leasing transactions from its scope. The adoption of SFAS 157 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements and to recognize changes in that funded status in comprehensive income (loss) in the year in which the changes occur. SFAS 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year-end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006. The effect of adoption of SFAS 158 on Ricoh's financial condition as of March 31, 2007 has been included in the accompanying consolidated financial statements. The change in measurement date provisions is effective for fiscal years ending after December 15, 2008 and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. Ricoh is currently evaluating the effect that the adoption of measurement date provisions will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB statement No.115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal year beginning after November 15, 2007, and is required to be adopted by Ricoh in fiscal year beginning April 1, 2008. The adoption of SFAS 159 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No.141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Ricoh in the first quarter beginning April 1, 2009. Ricoh will apply prospectively to all business combinations subsequent to the effective date.

In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." This Statement requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, Ricoh will adopt SFAS 160 in fiscal year 2009 via retrospective application of the presentation and disclosure requirements. Ricoh is currently evaluating the effect that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No.161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133". SFAS 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. Ricoh is currently evaluating the effect that the adoption of SFAS 161 will have on its consolidated results of operations and financial condition.

In April 2008, the FASB finalized FSP 142-3, "Determination of the Useful Life of Intangible Assets". The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Ricoh is currently evaluating the effect that the adoption of FSP 142-3 will have on its consolidated results of operations and financial condition.

3. ACQUISITION

In June 2007, Ricoh and International Business Machines Corporation ("IBM") completed formation of a joint venture company (now known as InfoPrint Solutions Company, LLC) which was spun-out from IBM's Printing Systems Division to provide output solutions for production printing area. InfoPrint Solutions Company, LLC will benefit from access to IBM's powerful worldwide distribution and sales network, as well as extensive printer development capabilities. The consideration was paid in a form of cash for the initial 51% acquisition of InfoPrint Solutions Company, LLC by Ricoh as well as a prepayment for the remaining 49% to be acquired and certain royalties and services to be provided by IBM to InfoPrint Solutions Company, LLC. Ricoh will progressively acquire the remaining 49% over the next three years, approximately 4% per each quarter, as InfoPrint Solutions Company, LLC becomes a fully owned subsidiary. Ricoh applied the purchase method of accounting to account for the acquisition.

Final consideration for this transaction will be determined at the end of the three-year period based upon the participation in the profits and losses recorded by the equity partners. Therefore, the amount of goodwill may be adjusted at the determination of final consideration. Assets, liabilities and operations of InfoPrint Solutions Company, LLC have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the condensed balance sheet of InfoPrint Solutions Company, LLC, as adjusted to give effect to the purchase method accounting adjustments:

                                                   Thousands of
                                 Millions of Yen   U.S. Dollars
---------------------------------------------------------------
Receivables and other assets           18,121       $ 181,210
Property and equipment                  2,214          22,140
Identifiable intangible assets         38,091         380,910
Goodwill                               50,301         503,010
Liabilities                           (15,772)       (157,720)
---------------------------------------------------------------
Total cash consideration               92,955       $ 929,550
---------------------------------------------------------------

Identifiable intangible assets of InfoPrint Solutions Company, LLC primarily comprised trademark of Yen 16,852 million ($168,520 thousand) which were estimated to have remaining useful life of 5 years to 7 years, existing maintenance contracts of Yen 8,289 million ($82,890 thousand) which were estimated to have remaining useful life of 9 years, outsourcing agreement of Yen 5,162 million ($51,620 thousand) which were estimated to have remaining useful life of 1 year to 6 years, and other intangible assets of Yen 7,788 million ($77,880 thousand). Goodwill arising from the acquisition of InfoPrint Solutions Company, LLC has been allocated to the Office Solutions segment.

Pro forma results of operations, assuming this acquisition was made at the beginning of fiscal year 2008, have not been presented, because the results of operations related to InfoPrint Solutions Company, LLC were impracticable.

Furthermore, Ricoh acquired other immaterial entities during the year ended March 31, 2008 for a consideration of Yen 3,840 million ($38,400 thousand), net of cash acquired.

In January 2007, Ricoh Europe B.V., a wholly-owned subsidiary of the Company, acquired the European operations of Danka Business Systems PLC ("Danka's European operations") for total cash consideration of Yen 27,132 million including direct acquisition costs. Ricoh made the acquisition to strengthen its sales and service network in major countries in Europe.

Ricoh applied the purchase method of accounting to account for the acquisition and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of Danka's European operations based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of Yen 18,658 million was recorded as goodwill which is not tax deductible. Assets, liabilities and operations of Danka's European operations have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the January 31, 2007 condensed balance sheet of Danka's European operations, as adjusted to give effect to the purchase method accounting adjustments:

                                 Millions of Yen
------------------------------------------------
Cash and cash equivalents               3,839
Receivables and other assets           22,385
Property and equipment                  1,434
Identifiable intangible assets          4,883
Goodwill                               18,658
Liabilities                           (24,067)
------------------------------------------------
Total cash consideration               27,132
------------------------------------------------

Identifiable intangible assets of Danka's European operations primarily comprised customer relationships of Yen 4,700 million, which were estimated to have a remaining useful life of 10 years to 18 years. Goodwill arising from the acquisition of Danka's European operations has been allocated to the Office Solutions segment.

4. DISCONTINUED OPERATIONS

Summarized selected financial information for the years ended March 31, 2006 and 2007 for the discontinued operations reclassified during the year ended March 31, 2007 is as follows:

                                                     Millions of Yen
                                                  ---------------------
                                                    2006        2007
-----------------------------------------------------------------------
Net sales                                             5,852       1,487
-----------------------------------------------------------------------
Income from discontinued operations before gain
   on disposal of discontinued operations and
   provision for income taxes                         3,433         866
Gain on disposal of discontinued operations              --       8,830
Provision for income taxes                            1,398       4,196
-----------------------------------------------------------------------
Income from discontinued operations, net of tax       2,035       5,500
-----------------------------------------------------------------------

5. FINANCE RECEIVABLES

Finance receivables as of March 31, 2007 and 2008 are comprised primarily of lease receivables and installment loans.

Ricoh's products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary, and to overseas customers primarily through certain overseas subsidiaries. These leases are accounted for as sales-type leases in conformity with SFAS 13. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh's lease receivables as of March 31, 2007 and 2008 is as follows:

                                                                                 Thousands of
                                                          Millions of Yen        U.S. Dollars
                                                     -------------------------   ------------
                                                         2007          2008         2008
---------------------------------------------------------------------------------------------
Minimum lease payments receivable                        636,174       645,198   $ 6,451,980
Estimated non-guaranteed residual value                    5,000         6,358        63,580
Unearned income                                          (52,341)      (56,408)     (564,080)
Allowance for doubtful receivables                       (12,520)       (9,935)      (99,350)
---------------------------------------------------------------------------------------------
Lease receivables, net                                   576,313       585,213     5,852,130
   Less - Current portion of lease receivable, net      (191,529)     (193,497)   (1,934,970)
---------------------------------------------------------------------------------------------
Amounts due after one year, net                          384,784       391,716   $ 3,917,160
---------------------------------------------------------------------------------------------

As of March 31, 2008, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:

                                          Thousands of
Years ending March 31   Millions of Yen   U.S. Dollars
------------------------------------------------------
2009                          216,434      $2,164,340
2010                          178,680       1,786,800
2011                          129,159       1,291,590
2012                           79,217         792,170
2013                           33,348         333,480
2014 and thereafter             8,360          83,600
------------------------------------------------------
Total                         645,198      $6,451,980
------------------------------------------------------

Ricoh Leasing Company, Ltd. has also extended certain other types of loans as part of its business activity, which are primarily residential housing loans to current and former employees in Japan secured by the underlying real estate properties. Loan terms range from 15 years to 30 years with monthly repayments. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2007 and 2008 was Yen 52,648 million and Yen 54,863 million ($548,630 thousand), respectively. The current portion of loans receivable was Yen 1,559 million and Yen 1,145 million ($11,450 thousand), respectively, as of March 31, 2007 and 2008, and was included in short-term finance receivables, net in the accompanying consolidated balance sheets. Loan activity for the years ended March 31, 2006, 2007 and 2008 is as follows:

                                                                        Thousands of
                                            Millions of Yen             U.S. Dollars
                                 ------------------------------------   ------------
                                    2006         2007         2008          2008
------------------------------------------------------------------------------------
Extension of new loans               12,657       11,883       14,356     $143,560
Repayment of outstanding loans       10,495       11,621       12,319      123,190
------------------------------------------------------------------------------------

Ricoh sold finance lease receivables in prior years through securitization transactions. The value assigned to undivided interests retained in these transactions was based on the fair value of retained interests as of a transfer of these receivables and was reflected in its consolidated balance sheets. Ricoh recognized the expected unrecoverable receivables and reflected it in its consolidated balance sheets. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh. Ricoh's retained interests are subordinate to the investor's interests. Their value is subject to credit, prepayment and interest rate risk on the sold financial assets. The investors and special purpose entities that hold the lease receivables have limited recourse to Ricoh's retained interest in such receivables for failure of debtors to pay. Ricoh determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on credit losses and other information as available and are discounted at a rate which Ricoh believes is commensurate with the risk free rate plus a risk premium.

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the years ended March 31, 2007 and 2008 are as follows:

                             2007           2008
-----------------------------------------------------
Expected credit losses   0.50% - 0.65%  0.70% - 0.95%
Discount rate            2.00% - 3.00%  2.00% - 3.00%
Annual prepayment rate   5.07% - 5.33%  4.01% - 5.37%
-----------------------------------------------------

The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2008 are presented below.

                                                                   Thousands of
                                                 Millions of Yen   U.S. Dollars
                                                 ---------------   ------------
                                                      2008             2008
-------------------------------------------------------------------------------
Carrying value of retained interests (included
   in lease deposits and other in the
   consolidated balance sheet)                          5,887        $58,870
Expected credit losses:
   +10%                                                   (59)          (590)
   +20%                                                  (117)        (1,170)
Discount rate:
   +10%                                                   (22)          (220)
   +20%                                                   (44)          (440)
Annual prepayment rate:
   +10%                                                  (331)        (3,310)
   +20%                                                  (661)        (6,610)
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

The following table summarizes certain cash flows received from and paid to the special purpose entities for all securitization activity for the years ended March 31, 2006, 2007 and 2008:

                                                                                     Thousands of
                                                          Millions of Yen            U.S. Dollars
                                                 ---------------------------------   ------------
                                                    2006        2007        2008         2008
-------------------------------------------------------------------------------------------------
Servicing fees received                                 22          21          20      $   200
Repurchases of delinquent or ineligible assets       2,575       2,776       2,527       25,270
-------------------------------------------------------------------------------------------------

The components of all receivables managed and securitized, amounts of delinquencies and the components of net credit losses as of March 31, 2007 and 2008, and for the years then ended, are as follows:

                                                                        Millions of Yen
                                    ---------------------------------------------------------------------------------------
                                                        2007                                         2008
                                    --------------------------------------------   ----------------------------------------
                                                        Principal                                  Principal
                                                        amount of                     Total        amount of
                                    Total principal    receivables                  principal     receivables
                                       amount of       4 months or    Net credit    amount of     4 months or    Net credit
                                      receivables     more past due     losses     receivables   more past due     losses
---------------------------------------------------------------------------------------------------------------------------
Principal amount outstanding              633,324           1,619          2,808       635,095         1,977          3,383
   Less - Receivables securitized         (44,491)                                     (40,442)
                                      -----------                                  -----------
Receivables held in portfolio             588,833                                      594,653
---------------------------------------------------------------------------------------------------------------------------

                                              Thousands of U.S. Dollars
                                    --------------------------------------------
                                                        2008
                                    --------------------------------------------
                                                        Principal
                                                        amount of
                                    Total principal    receivables
                                       amount of       4 months or    Net credit
                                      receivables     more past due     losses
--------------------------------------------------------------------------------
Principal amount outstanding          $6,350,950         $19,770        $33,830
   Less - Receivables securitized       (404,420)
                                      ----------
Receivables held in portfolio         $5,946,530
--------------------------------------------------------------------------------

6. SECURITIES

Marketable securities and investment securities as of March 31, 2007 and 2008 consist of the following:

                                                                Thousands of
                                          Millions of Yen       U.S. Dollars
                                      -----------------------   ------------
                                         2007         2008          2008
----------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities             177            0     $      0
----------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities          70,362       69,962     $699,620
   Non-marketable equity securities        4,474        1,282       12,820
----------------------------------------------------------------------------
                                          74,836       71,244     $712,440
----------------------------------------------------------------------------

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2007 and 2008 are as follows:

                                                          Millions of Yen
                  ----------------------------------------------------------------------------------------------
                                       2007                                            2008
                  ----------------------------------------------  ----------------------------------------------
                                 Gross       Gross                               Gross       Gross
                              unrealized  unrealized                          unrealized  unrealized
                                holding     holding      Fair                   holding     holding      Fair
                     Cost        gains      losses       value       Cost        gains      losses       value
----------------------------------------------------------------------------------------------------------------
Current:
   Corporate
      debt
      securities         176          --         --          176          --          --         --           --
   Other                   1          --         --            1           0          --         --            0
----------------------------------------------------------------------------------------------------------------
                         177          --         --          177           0          --         --            0
----------------------------------------------------------------------------------------------------------------
Non-current:
   Equity
      securities      49,261      14,991        142       64,110      62,208       6,231      3,723       64,716
   Corporate
      debt
      securities       6,000          10         --        6,010       6,000          --        754        5,246
   Other                 242          --         --          242          --          --         --           --
----------------------------------------------------------------------------------------------------------------
                      55,503      15,001        142       70,362      68,208       6,231      4,477       69,962
----------------------------------------------------------------------------------------------------------------

                           Thousands of U.S. Dollars
                  ------------------------------------------
                                     2008
                  ------------------------------------------
                               Gross       Gross
                            unrealized  unrealized
                              holding     holding     Fair
                    Cost       gains      losses      value
------------------------------------------------------------
Current:
   Corporate
      debt
      securities  $     --    $    --     $    --   $     --
   Other                 0         --          --          0
------------------------------------------------------------
                  $      0    $    --     $    --   $      0
------------------------------------------------------------
Non-current:
   Equity
      securities  $622,080    $62,310     $37,230   $647,160
   Corporate
      debt
      securities    60,000         --       7,540     52,460
   Other                --         --          --         --
------------------------------------------------------------
                  $682,080    $62,310     $44,770   $699,620
------------------------------------------------------------

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2008 are as follows:

                                                             Millions of Yen
                               ---------------------------------------------------------------------------
                                 Less than 12 months       12 months or longer              Total
                               -----------------------   -----------------------   -----------------------
                                               Gross                     Gross                     Gross
                                            unrealized                unrealized                unrealized
                                              holding                   holding                   holding
                               Fair value     losses     Fair value     losses     Fair value     losses
----------------------------------------------------------------------------------------------------------
2008:
Noncurrent:
   Available-for-sale:
   Equity securities               12,651        3,477         553          246        13,204        3,723
   Corporate debt securities        5,246          754          --           --         5,246          754
----------------------------------------------------------------------------------------------------------
   Total                           17,897        4,231         553          246        18,450        4,477
----------------------------------------------------------------------------------------------------------

                                                       Thousands of U.S. Dollars
                               ---------------------------------------------------------------------------
                                 Less than 12 months       12 months or longer              Total
                               -----------------------   -----------------------   -----------------------
                                               Gross                     Gross                     Gross
                                            unrealized                unrealized                unrealized
                                              holding                   holding                   holding
                               Fair value     losses     Fair value     losses     Fair value     losses
----------------------------------------------------------------------------------------------------------
2008:
Noncurrent:
   Available-for-sale:
   Equity securities            $126,510      $34,770      $5,530       $2,460      $132,040      $37,230
   Corporate debt securities      52,460        7,540          --           --        52,460        7,540
----------------------------------------------------------------------------------------------------------
   Total                        $178,970      $42,310      $5,530       $2,460      $184,500      $44,770
----------------------------------------------------------------------------------------------------------

Ricoh judged this decline in fair value of investment securities to be temporary, with considering relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2008, regardless of their balance sheet classification, are as follows:

                                                                     Thousands of
                                            Millions of Yen          U.S. Dollars
                                        ----------------------   --------------------
                                          Cost      Fair value     Cost    Fair value
-------------------------------------------------------------------------------------
Due after one year through five years       6,000        5,246   $60,000     $52,460

Proceeds from the sales of available-for-sale securities were Yen 141,620 million, Yen 96,087 million and Yen 100,025 million ($1,000,250 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

The realized gains on the sales of available-for-sale securities for the year ended March 31, 2006 was Yen 1,053 million. There were no significant realized gains of available-for-sale securities for the years ended March 31, 2007 or 2008. There were no significant realized losses of available-for-sale securities for the years ended March 31, 2006, 2007 and 2008.

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

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Ricoh's equity in the underlying net book values of the companies is approximately equal to their individual carrying values of Yen 15,608 million and Yen 1,977 million ($19,770 thousand) at March 31, 2007 and 2008, respectively.

On July 1, 2006, "Coca-Cola West Japan Co., Ltd. (former affiliate company)" and "Kinki Coca-Cola Bottling Co., Ltd. (former unrelated company)" established a joint holding company "Coca-Cola West Holdings Co., Ltd."

On November 30, 2007, Ricoh sold the part of shares of common stock of SINDO RICOH CO., LTD. The gain on sale of the shares was not material.

As a result, proportion of ownership interest of Coca-Cola West Holdings Co., Ltd. and SINDO RICOH CO., LTD. by Ricoh decreased under 20%, and according to Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," Ricoh excluded these companies from affiliate companies on October 1, 2006 and February 29, 2008, respectively.

Summarized financial information for all affiliates as of March 31, 2007 and 2008 and for the years ended March 31, 2006, 2007 and 2008 is as follows:

                                                                     Thousands of
                                                 Millions of Yen     U.S. Dollars
                                            ----------------------   ------------
FINANCIAL POSITION                             2007        2008          2008
---------------------------------------------------------------------------------
Assets:
   Current assets                               63,626       4,088      $40,880
   Other assets                                 20,791       1,581       15,810
---------------------------------------------------------------------------------
                                                84,417       5,669      $56,690
---------------------------------------------------------------------------------
Liabilities and shareholders' investment:
   Current liabilities                          10,217       3,489      $34,890
   Other liabilities                             3,399         581        5,810
   Shareholders' investment                     70,801       1,599       15,990
---------------------------------------------------------------------------------
                                                84,417       5,669      $56,690
---------------------------------------------------------------------------------

                                                              Thousands of
                                   Millions of Yen            U.S. Dollars
                     --------------------------------------   ------------
OPERATIONS              2006           2007         2008          2008
--------------------------------------------------------------------------
Sales                    320,537       193,753       68,662     $686,620
Costs and expenses       309,164       186,199       64,013      640,130
Net income                11,373         7,554        4,648     $ 46,480
--------------------------------------------------------------------------

The significant transactions of Ricoh with these affiliates for the years ended March 31, 2006, 2007 and 2008, and the related account balances at March 31, 2007 and 2008 are summarized as follows:

                                                              Thousands of
                                   Millions of Yen            U.S. Dollars
                     --------------------------------------   ------------
                        2006           2007         2008          2008
--------------------------------------------------------------------------
Transactions:
   Sales                  20,205        16,158       20,184     $201,840
   Purchases              25,617        28,993       21,274      212,740
   Dividend income         1,175           828          625        6,250
--------------------------------------------------------------------------

Unrealized profits regarding the above transactions were eliminated in the consolidated financial statements.

                                            Thousands of
                        Millions of Yen     U.S. Dollars
                    ---------------------   ------------
                       2007       2008          2008
--------------------------------------------------------
Account balances:
   Receivables          3,541       3,080      $30,800
   Payables             2,611       1,930       19,300
--------------------------------------------------------

As of March 31, 2008, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of Yen 45,119 million ($451,190 thousand). This amount included undistributed earnings of Yen 35,104 million of Coca-Cola West Holdings Co., Ltd. and of Yen 9,487 million ($94,870 thousand) of SINDO RICOH CO., LTD. as of the date that Ricoh ceased applying the equity method.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization as of March 31, 2007 and 2008 is as follows:

                                                              Millions of Yen
                              -------------------------------------------------------------------------------------
                                                 2007                                        2008
                              -------------------------------------------------------------------------------------
                                 Gross                                       Gross
                                carrying     Accumulated   Net carrying     carrying     Accumulated   Net carrying
                                 amount     amortization      amount         amount     amortization      amount
-------------------------------------------------------------------------------------------------------------------
Other intangible assets
   subject to amortization:
      Software                    100,903       (55,659)        45,244        113,072       (61,383)         51,689
      Trade name and
         customer base             34,306       (15,286)        19,020         56,201       (20,385)         35,816
      Other                        28,260       (11,923)        16,337         36,360       (10,750)         25,610
                              ----------------------------------------    -----------------------------------------
      Total                       163,469       (82,868)        80,601        205,633       (92,518)        113,115
Other intangible assets
   not subject to
   amortization                                                  1,324                                        1,287
                                                            ----------                                  -----------
Total other intangible
   assets                                                       81,925                                      114,402
-------------------------------------------------------------------------------------------------------------------

                                      Thousands of U.S. Dollars
                              ----------------------------------------
                                                2008
                              ----------------------------------------
                                 Gross
                               carrying     Accumulated   Net carrying
                                amount     amortization      amount
----------------------------------------------------------------------
Other intangible assets
   subject to amortization:
      Software                $1,130,720    $(613,830)     $  516,890
      Trade name and
         customer base           562,010     (203,850)        358,160
      Other                      363,600     (107,500)        256,100
                              ---------------------------------------
      Total                    2,056,330     (925,180)      1,131,150
Other intangible assets
   not subject to
   amortization                                                12,870
                                                         ------------
Total other intangible
   assets                                                  $1,144,020
----------------------------------------------------------------------

Gross carrying amount of software was increased for the year ended March 31, 2008 mainly due to the capitalization of costs to develop back-office information systems.

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2006, 2007 and 2008 was Yen 16,624 million, Yen 17,200 million and Yen 23,026 million ($230,260 thousand). The future amortization expense for each of the next five years relating to intangible assets currently recorded in the consolidated balance sheets is estimated to be the following at March 31, 2008:

                                          Thousands of
Years ending March 31   Millions of Yen   U.S. Dollars
------------------------------------------------------
2009                           22,618       $226,180
2010                           18,375        183,750
2011                           15,302        153,020
2012                           13,536        135,360
2013                            9,989         99,890
------------------------------------------------------

The changes in the carrying amounts of goodwill for the years ended March 31, 2007 and 2008, are as follows:

                                                               Thousands of
                                         Millions of Yen       U.S. Dollars
                                    ------------------------   ------------
                                       2007          2008          2008
---------------------------------------------------------------------------
Balance at beginning of year            51,934        72,048    $  720,480
Goodwill acquired during the year       20,172        53,971       539,710
Goodwill sold during the year              608            --            --
Foreign exchange impact                    550       (13,481)     (134,810)
---------------------------------------------------------------------------
Balance at end of year                  72,048       112,538    $1,125,380
---------------------------------------------------------------------------

As of March 31, 2008, all of the carrying value of goodwill was allocated to the Office Solutions segment.

9. INCOME TAXES

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2006, 2007 and 2008 are as follows:

                                                                                            Thousands of
                                                              Millions of Yen               U.S. Dollars
                                                  ---------------------------------------   ------------
                                                      2006          2007          2008          2008
--------------------------------------------------------------------------------------------------------
Income from continuing operations before income
   taxes, minority interests and equity in
   earnings of affiliates:
      Domestic                                        105,785       107,749       110,986    $1,109,860
      Foreign                                          46,981        66,770        63,683       636,830
--------------------------------------------------------------------------------------------------------
                                                      152,766       174,519       174,669    $1,746,690
--------------------------------------------------------------------------------------------------------
Provision for income taxes:
   Current:
      Domestic                                         43,584        47,530        38,199    $  381,990
      Foreign                                          17,273        18,993        20,227       202,270
--------------------------------------------------------------------------------------------------------
                                                       60,857        66,523        58,426    $  584,260
--------------------------------------------------------------------------------------------------------
   Deferred:
      Domestic                                         (2,178)         (741)        6,694    $   66,940
      Foreign                                          (2,514)       (1,456)       (1,724)      (17,240)
--------------------------------------------------------------------------------------------------------
                                                       (4,692)       (2,197)        4,970    $   49,700
--------------------------------------------------------------------------------------------------------
Consolidated provision for income taxes                56,165        64,326        63,396    $  633,960
--------------------------------------------------------------------------------------------------------

Total income taxes are allocated as follows:

                                                                                             Thousands of
                                                                  Millions of Yen            U.S. Dollars
                                                      ------------------------------------   ------------
                                                         2006         2007         2008          2008
---------------------------------------------------------------------------------------------------------
Provision for income taxes relating to continuing
   operations                                             56,165       64,326       63,396    $ 633,960
Provision for income taxes relating to discontinued
   operations                                              1,398        4,196           --           --
Shareholders' investment:
   Foreign currency translation adjustments                1,266          (50)          78          780
   Unrealized gains (losses) on securities                 2,472           25       (4,879)     (48,790)
   Unrealized gains (losses) on derivatives                   27         (128)        (259)      (2,590)
   Minimum pension liability adjustments                   5,195          693           --           --
   Adjustment to initially apply SFAS 158                     --        1,066           --           --
   Pension liability adjustments                              --           --      (10,014)    (100,140)
---------------------------------------------------------------------------------------------------------
                                                          66,523       70,128       48,322    $ 483,220
---------------------------------------------------------------------------------------------------------

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax approximately 8%, which in the aggregate resulted in the normal statutory tax rate of approximately 41%. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2006, 2007 and 2008 as a result of the following:

                                                                           2006   2007   2008
---------------------------------------------------------------------------------------------
Normal statutory tax rate                                                   41%    41%    41%
Nondeductible expenses                                                       0      0      1
Tax benefits not recognized on operating losses of certain consolidated
   subsidiaries                                                              2      1      2
Utilization of net operating loss carryforward not previously recognized    (2)    (1)    (3)
Tax credit for increased research and development expense                   (4)    (3)    (4)
Other, net                                                                  (0)    (1)    (1)
---------------------------------------------------------------------------------------------
Effective tax rate                                                          37%    37%    36%
---------------------------------------------------------------------------------------------

Nondeductible expenses include directors' bonuses and entertainment expenses.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred tax assets and liabilities as of March 31, 2007 and 2008 are as follows:

                                                                                   Thousands of
                                                             Millions of Yen       U.S. Dollars
                                                        ------------------------   ------------
                                                           2007          2008          2008
-----------------------------------------------------------------------------------------------
Assets:
   Accrued expenses                                         22,622        24,263    $  242,630
   Property, plant and equipment                             7,197         3,858        38,580
   Accrued pension and severance costs                      25,139        40,341       403,410
   Net operating loss carryforwards                          9,574        12,684       126,840
   Other                                                    32,813        23,193       231,930
-----------------------------------------------------------------------------------------------
                                                            97,345       104,339    $1,043,390
   Less - Valuation allowance                              (12,399)      (10,661)     (106,610)
-----------------------------------------------------------------------------------------------
                                                            84,946        93,678    $  936,780
-----------------------------------------------------------------------------------------------

                                                                                   Thousands of
                                                             Millions of Yen       U.S. Dollars
                                                        ------------------------   ------------
                                                           2007          2008          2008
-----------------------------------------------------------------------------------------------
Liabilities:
   Sales-type leases                                        (6,463)       (6,555)   $ (65,550)
   Undistributed earnings of foreign subsidiaries and
      affiliates, etc.                                     (21,170)      (20,664)    (206,640)
   Net unrealized holding gains on available-for-sale
      securities                                            (5,664)         (333)      (3,330)
   Basis difference of acquired intangible assets           (8,358)      (10,498)    (104,980)
   Other                                                    (7,506)       (7,673)     (76,730)
-----------------------------------------------------------------------------------------------
                                                           (49,161)      (45,723)   $(457,230)
-----------------------------------------------------------------------------------------------
Net deferred tax assets                                     35,785        47,955    $ 479,550
-----------------------------------------------------------------------------------------------

Net deferred tax assets as of March 31, 2007 and 2008 are included in the consolidated balance sheets as follows:

                                                                             Thousands of
                                                        Millions of Yen      U.S. Dollars
                                                   -----------------------   ------------
                                                      2007          2008         2008
-----------------------------------------------------------------------------------------
Deferred income taxes and other (Current Assets)       44,682       41,581    $ 415,810
Lease deposits and other (Non-current Assets)          35,652       43,528      435,280
Accrued expenses and other (Current Liabilities)         (366)        (781)      (7,810)
Deferred income taxes (Long-Term Liabilities)         (44,183)     (36,373)    (363,730)
-----------------------------------------------------------------------------------------
                                                       35,785       47,955    $ 479,550
-----------------------------------------------------------------------------------------

The net changes in the total valuation allowance for the years ended March 31, 2006, 2007 and 2008 were a decrease of Yen 1,118 million, an increase of Yen 4,202 million and a decrease of Yen 1,738 million ($17,380 thousand), respectively. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

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

As of March 31, 2008, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately Yen 33,086 million ($330,860 thousand) which were available to reduce future income taxes, if any. Approximately Yen 1,294 million ($12,940 thousand) of the operating losses will expire within 3 years and Yen 13,056 million ($130,560 thousand) will expire within 4 years to 7 years. The remainder principally have an indefinite carryforward period.

Ricoh has not recognized a deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of Yen 249,361 million ($2,493,610 thousand) as of March 31, 2008 because Ricoh considers these earnings to be permanently reinvested. Calculation of related unrecognized deferred tax liability is not practicable.

Ricoh adopted FIN48 effective April 1, 2007. Total unrecognized tax benefits as of the date of adoption were Yen 8,508 million ($85,080 thousand), and no change to the balance was required as a result of the adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                  Thousands of
                                                 Millions of Yen  U.S. dollars
------------------------------------------------------------------------------
Balance at April 1, 2007                                8,508       $ 85,080
Additions for tax positions of the current year         2,972         29,720
Additions for tax positions of prior years              2,456         24,560
Reductions for tax positions of prior years            (1,768)       (17,680)
Settlements                                            (5,662)       (56,620)
Other                                                    (883)        (8,830)
------------------------------------------------------------------------------
Balance at March 31, 2008                               5,623       $ 56,230
------------------------------------------------------------------------------

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is Yen 4,503 million ($45,030 thousand).

Although Ricoh believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which Ricoh is aware at March 31, 2008, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Ricoh recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued as of March 31, 2008 and interest and penalties included in income taxes for the year ended March 31, 2008 are not material.

Ricoh files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Ricoh is no longer subject to regular income tax examinations by the tax authority for years before 2007. While there has been no specific indication by the tax authority that Ricoh will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2001. In other major foreign tax jurisdictions, including the United States and United Kingdom, Ricoh is no longer subject to income tax examinations by tax authorities for years before 2006 with few exceptions.

10.SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2007 and 2008 consist of the following:

                                    Weighted average                          Thousands of
                                      interest rate      Millions of Yen      U.S. Dollars
                                    ------------------------------------------------------
                                     2007    2008       2007         2008        2008
------------------------------------------------------------------------------------------
Borrowings, principally from banks   2.4%     1.3%        21,682       5,599    $ 55,990
Commercial paper                     3.7      2.3         69,991      67,070     670,700
Medium-Term Notes                     --      3.5             --       3,114      31,140
------------------------------------------------------------------------------------------
                                                          91,673      75,784    $757,840
------------------------------------------------------------------------------------------

These short-term borrowings included borrowings, principally from banks, commercial paper and medium-term notes denominated in foreign currencies amounting to Yen 57,480 million and Yen 41,413 million ($414,130 thousand) as of March 31, 2007 and 2008, respectively.

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institutions hold the issuing programs of commercial paper and medium-term notes. Ricoh had aggregate lines of credit of Yen 806,526 million and Yen 784,645 million ($7,846,450 thousand) as of March 31, 2007 and 2008, respectively. Unused lines of credit amounted to Yen 693,791 million and Yen 675,959 million ($6,759,590 thousand) as of March 31, 2007 and 2008, respectively, of which Yen 237,854 million and Yen 232,023 million ($2,320,230 thousand) related to commercial paper and Yen 129,855 million and Yen 101,957 million ($1,019,570 thousand) related to medium-term notes programs at prevailing interest rates and the unused portion is available for immediate borrowings.

11. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2007 and 2008 consists of the followings:

                                                                                        Thousands of
                                                                   Millions of Yen      U.S. Dollars
                                                              --------------------------------------
                                                                2007          2008         2008
----------------------------------------------------------------------------------------------------
Bonds:
   1.34%, straight bonds, payable in yen, due March 2009           25,000       25,000   $  250,000
   0.70%, straight bonds, payable in yen, due June 2007
      issued by a consolidated subsidiary                          10,000           --           --
   2.10%, straight bonds, payable in yen, due October 2009
      issued by a consolidated subsidiary                          10,000       10,000      100,000
   1.11%, straight bonds, payable in yen, due March 2010
      issued by a consolidated subsidiary                          10,000       10,000      100,000
   1.30%, straight bonds, payable in yen, due December 2010
      issued by a consolidated subsidiary                           9,999        9,999       99,990
   Euro Yen Zero Coupon Convertible Bonds, due December 2011       55,256       55,202      552,020
----------------------------------------------------------------------------------------------------
         Total bonds                                              120,255      110,201    1,102,010
----------------------------------------------------------------------------------------------------
Unsecured loans-
   Banks and insurance companies,
      1.66% weighted average, due through 2012                    200,983      196,353    1,963,530
----------------------------------------------------------------------------------------------------
Secured loans-
   Banks, insurance companies and other financial
      institution, 0.32% weighted average, due through 2013           597          465        4,650
----------------------------------------------------------------------------------------------------
Capital lease obligations (see Note 2(j))                           1,623        1,177       11,770
----------------------------------------------------------------------------------------------------
         Total                                                    323,458      308,196    3,081,960
SFAS 133 fair value adjustment                                        517          392        3,920
   Less - Current maturities included
      in current liabilities                                      (87,174)     (82,658)    (826,580)
----------------------------------------------------------------------------------------------------
                                                                  236,801      225,930   $2,259,300
----------------------------------------------------------------------------------------------------


Secured loans are collateralized by land, buildings and lease receivables with a book value of Yen 3,200 million ($32,000 thousand) as of March 31, 2008.

All bonds outstanding as of March 31, 2008 are redeemable at the option of Ricoh at 100% of the principal amounts under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh presently is in compliance with such covenants as of March 31, 2008.

The Company issued Euro Yen Zero Coupon Convertible Bonds of Yen 55,275 million in December 2006. Bondholders are able to convert their holdings into common stock under certain circumstances. As of March 31, 2008, the conversion price was Yen 2,800 per share and 19,741 thousand shares would have been issued on conversion of all convertible debt. The conversion price shall be adjusted for certain events such as a stock split, consolidation of stock or issuance of stock at less than the current market price of the shares.

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

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2008 are as follows:

                                          Thousands of
Years ending March 31   Millions of Yen   U.S. Dollars
------------------------------------------------------
2009                           82,658      $  826,580
2010                           76,930         769,300
2011                           67,280         672,800
2012                           80,017         800,170
2013                            1,159          11,590
2014 and thereafter               152           1,520
------------------------------------------------------
Total                         308,196      $3,081,960
------------------------------------------------------

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

The changes in the benefit obligations and plan assets of the pension plans for the years ended March 31, 2007 and 2008 are as follows:

                                                                                Thousands of
                                                         Millions of Yen        U.S. Dollars
                                                    -------------------------   ------------
                                                        2007          2008         2008
--------------------------------------------------------------------------------------------
Change in benefit obligations:
   Benefit obligations at beginning of year             368,813       397,971    $3,979,710
   Service cost                                          15,687        15,592       155,920
   Interest cost                                         11,121        12,335       123,350
   Plan participants' contributions                         682           780         7,800
   Actuarial loss                                           963        (7,394)      (73,940)
   Settlement                                              (142)          (23)         (230)
   Benefits paid                                        (16,473)      (19,512)     (195,120)
   Foreign exchange impact                                9,817       (13,563)     (135,630)
   Benefit obligations assumed in connection
      with business acquisition                           7,503         2,218        22,180
--------------------------------------------------------------------------------------------
   Benefit obligations at end of year                   397,971       388,404    $3,884,040
--------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at beginning of year       294,936       320,580    $3,205,800
   Actual return on plan assets                           6,889       (20,781)     (207,810)
   Employer contribution                                 14,725        14,505       145,050
   Plan participants' contributions                         682           780         7,800
   Settlement                                               (57)           (9)          (90)
   Benefits paid                                        (10,924)      (12,447)     (124,470)
   Foreign exchange impact                                7,957       (13,081)     (130,810)
   Plan assets acquired in connection with
      business acquisition                                6,372         1,878        18,780
--------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year             320,580       291,425    $2,914,250
--------------------------------------------------------------------------------------------
Funded status                                           (77,391)      (96,979)   $ (969,790)
--------------------------------------------------------------------------------------------

Amounts recognized in the consolidated balance sheet as of March 31, 2007 and 2008 consist of:

                                                                                Thousands of
                                                         Millions of Yen        U.S. Dollars
                                                    -------------------------   ------------
                                                        2007          2008         2008
--------------------------------------------------------------------------------------------
Lease deposits and other                                 25,161         9,085     $  90,850
Accrued expenses and other                               (4,414)       (7,441)      (74,410)
Accrued pension and severance costs                     (98,138)      (98,623)     (986,230)
--------------------------------------------------------------------------------------------
Net amount recognized                                   (77,391)      (96,979)    $(969,790)
--------------------------------------------------------------------------------------------

Amounts recognized in accumulated other comprehensive income as of March 31, 2007 and 2008 consist of:

                                                                           Thousands of
                                                    Millions of Yen        U.S. Dollars
                                               ------------------------    ------------
                                                  2007          2008           2008
---------------------------------------------------------------------------------------
Net actuarial loss                                 64,990        82,328     $ 823,280
Prior service cost                                (50,232)      (46,895)     (468,950)
Net asset at transition, net of amortization          (82)           --            --
---------------------------------------------------------------------------------------
Net amount recognized                              14,676        35,433     $ 354,330
---------------------------------------------------------------------------------------

The accumulated benefit obligations are as follows:

                                                                           Thousands of
                                                    Millions of Yen        U.S. Dollars
                                               ------------------------    ------------
                                                  2007          2008           2008
---------------------------------------------------------------------------------------
Accumulated benefit obligations                    376,203       371,460    $3,714,600
---------------------------------------------------------------------------------------

Weighted-average assumptions used to determine benefit obligations as of March 31, 2007 and 2008 are as follows:

                                                  2007   2008
-------------------------------------------------------------
Discount rate                                     3.1%   3.1%
Rate of compensation increase                     5.3%   5.3%
-------------------------------------------------------------

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2006, 2007 and 2008 are as follows:

                                           2006   2007   2008
-------------------------------------------------------------
Discount rate                              3.0%   2.8%   3.1%
Rate of compensation increase              5.0%   5.4%   5.3%
Expected long-term return on plan assets   3.2%   3.1%   3.2%
-------------------------------------------------------------

The net periodic benefit costs of the pension plans for the years ended March 31, 2006, 2007 and 2008 consist of the following components:

                                                                         Thousands of
                                            Millions of Yen              U.S. Dollars
                                  ------------------------------------   ------------
                                     2006         2007       2008           2008
-------------------------------------------------------------------------------------
Service cost                          14,691       15,687       15,592    $ 155,920
Interest cost                         10,192       11,121       12,335      123,350
Expected return on plan assets        (7,645)      (9,186)     (10,234)    (102,340)
Net amortization                       1,833       (1,420)        (982)      (9,820)
Settlement benefit                      (140)         (18)          --           --
-------------------------------------------------------------------------------------
Total net periodic pension cost       18,931       16,184       16,711    $ 167,110
-------------------------------------------------------------------------------------

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                                        Thousands of
                                                 Millions of Yen        U.S. Dollars
                                            -------------------------   ------------
                                                2007          2008         2008
------------------------------------------------------------------------------------
Plans with projected benefit obligations
   in excess of plan assets:
      Projected benefit obligations             240,593       379,662    $3,796,620
      Fair value of plan assets                 150,746       284,268     2,842,680
Plans with accumulated benefit obligations
   in excess of plan assets:
      Accumulated benefit obligations           221,023       362,827    $3,628,270
      Fair value of plan assets                 145,278       279,585     2,795,850
------------------------------------------------------------------------------------

Ricoh's benefit plan asset allocation as of March 31, 2007 and 2008 are as follows:

                                           2007      2008
---------------------------------------------------------
Equity securities                          51.5%    45.7%
Debt securities                            17.0%    20.9%
Life insurance company general accounts    24.2%    15.1%
Other                                       7.3%    18.3%
---------------------------------------------------------
Total                                     100.0%   100.0%
---------------------------------------------------------

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial at March 31, 2007 and 2008.

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

Ricoh expects to contribute Yen 13,100 million ($131,000 thousand) to its pension plans for the year ending March 31, 2009. The estimated net actuarial loss and prior service cost for Ricoh's pension fund plans that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next year ending March, 2009 are Yen 5,094 million ($50,940 thousand) and Yen (4,124) million ($(41,240) thousand), respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                           Thousands of
Years ending March 31    Millions of Yen   U.S. Dollars
-------------------------------------------------------
2009                            20,801      $  208,010
2010                            21,162         211,620
2011                            19,926         199,260
2012                            20,211         202,110
2013                            21,487         214,870
2014-2018                      111,082       1,110,820
-------------------------------------------------------

Employees of certain domestic subsidiaries not covered by the employee's pension fund ("EPF") plan are primarily covered by unfunded retirement allowances plans.

13. SHAREHOLDERS' INVESTMENT

The Corporation Law of Japan provides that an amount equal to 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as additional paid-in capital or legal reserve. No further appropriation is required when the total amount of the additional paid-in capital and legal reserve equals to 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Legal reserves included in retained earnings as of March 31, 2007 and 2008 were Yen 17,318 million and Yen 17,462 million ($174,620 thousand), respectively, and are restricted from being used as dividends.

The Corporation Law of Japan requires a company to obtain the approval of shareholders for transferring on amount between common stock and additional paid-in capital. The Law also permits a company to transfer an amount of common stock or additional paid-in capital to retained earnings in principle upon approval of shareholders.

Cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the Ordinary General Meeting of Shareholders held on June 26, 2008, the shareholders approved the declaration of a cash dividend (Yen 17 per share) on the common stock totaling Yen 12,256 million ($122,560 thousand), which would be paid to shareholders of record as of March 31, 2008. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2008.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company's non-consolidated books and amounted to Yen 424,067 million ($4,240,670 thousand) as of March 31, 2008.

14. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

                                                                              Millions of Yen
                                                                  --------------------------------------
                                                                  Before-tax        Tax      Net-of-tax
                                                                    amount        expense      amount
--------------------------------------------------------------------------------------------------------
2006:
   Foreign currency translation adjustments                            16,142       (1,266)       14,876
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year         8,662       (3,308)        5,354
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                        (2,053)         836        (1,217)
   Net unrealized gains (losses)                                        6,609       (2,472)        4,137
   Unrealized gains (losses) on derivatives:
      Unrealized holding gains (losses) arising during the year          (527)         216          (311)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                           594         (243)          351
   Net unrealized gains (losses)                                           67          (27)           40
   Minimum pension liability adjustments                               12,204       (5,195)        7,009
--------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                   35,022       (8,960)       26,062
--------------------------------------------------------------------------------------------------------
2007:
   Foreign currency translation adjustments                            24,724           50        24,774
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year           197          (65)          132
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                           (99)          40           (59)
   Net unrealized gains (losses)                                           98          (25)           73
   Unrealized gains (losses) on derivatives:
      Unrealized holding gains (losses) arising during the year          (749)         307          (442)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                           436         (179)          257
   Net unrealized gains (losses)                                         (313)         128          (185)
   Minimum pension liability adjustments                                1,663         (693)          970
--------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                   26,172         (540)       25,632
--------------------------------------------------------------------------------------------------------
2008:
   Foreign currency translation adjustments                           (38,478)         (78)      (38,556)
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year       (12,147)       4,709        (7,438)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                          (417)         170          (247)
   Net unrealized gains (losses)                                      (12,564)       4,879        (7,685)
   Unrealized gains (losses) on derivatives:
      Unrealized holding gains (losses) arising during the year          (767)         311          (456)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                           128          (52)           76
   Net unrealized gains (losses)                                         (639)         259          (380)
   Pension liability adjustments:
      Unrealized holding gains (losses) arising during the year       (20,361)       9,556       (10,805)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                        (1,035)         458          (577)
   Net unrealized gains (losses)                                      (21,396)      10,014       (11,382)
--------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                                  (73,077)      15,074       (58,003)
--------------------------------------------------------------------------------------------------------

                                                                         Thousands of U.S. Dollars
                                                                  --------------------------------------
                                                                  Before-tax        Tax      Net-of-tax
                                                                    amount        expense      amount
--------------------------------------------------------------------------------------------------------
2008:
   Foreign currency translation adjustments                       $  (384,780)  $     (780)  $  (385,560)
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year      (121,470)      47,090       (74,380)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                        (4,170)       1,700        (2,470)
   Net unrealized gains (losses)                                     (125,640)      48,790       (76,850)
   Unrealized gains (losses) on derivatives:
      Unrealized holding gains (losses) arising during the year        (7,670)       3,110        (4,560)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                         1,280         (520)          760
   Net unrealized gains (losses)                                       (6,390)       2,590        (3,800)
   Pension liability adjustments:
      Unrealized holding gains (losses) arising during the year      (203,610)      95,560      (108,050)
      Less- Reclassification adjustment for (gains) losses
         realized in net income                                       (10,350)       4,580        (5,770)
   Net unrealized gains (losses)                                     (213,960)     100,140      (113,820)
--------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                              $  (730,770)  $  150,740   $  (580,030)
--------------------------------------------------------------------------------------------------------

For fiscal year 2008, pension liability adjustments included Yen (20,567) million ($(20,5670) thousand) of gains (losses) arising during the year, Yen 2,935 million ($29,350 thousand) of amortization of gains (losses), Yen 206 million ($206 thousand) of prior service cost arising during the year and Yen (3,970) million ($(39,700) thousand) of amortization of prior service cost - net of deferred taxes of Yen (9,673) million ($(96,730) thousand), Yen 1,165 million ($11,650 thousand), Yen 117 million ($1,170 thousand) and Yen (1,623) million ($(16,230) thousand), respectively.

Changes in accumulated other comprehensive income (loss) are as follows:

                                                                                               Thousands of
                                                                    Millions of Yen            U.S. Dollars
                                                      --------------------------------------   ------------
                                                          2006         2007          2008         2008
-----------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments:
   Beginning balance                                      (12,219)       2,657        27,431    $ 274,310
   Change during the year                                  14,876       24,774       (38,556)    (385,560)
-----------------------------------------------------------------------------------------------------------
   Ending balance                                           2,657       27,431       (11,125)   $(111,250)
-----------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities:
   Beginning balance                                        4,791        8,928         9,001    $  90,010
   Change during the year                                   4,137           73        (7,685)     (76,850)
-----------------------------------------------------------------------------------------------------------
   Ending balance                                           8,928        9,001         1,316    $  13,160
-----------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on derivatives:
   Beginning balance                                          117          157           (28)   $    (280)
   Change during the year                                      40         (185)         (380)      (3,800)
-----------------------------------------------------------------------------------------------------------
   Ending balance                                             157          (28)         (408)   $  (4,080)
-----------------------------------------------------------------------------------------------------------
Minimum pension liability adjustments:
   Beginning balance                                      (14,652)      (7,643)           --    $      --
   Change during the year                                   7,009          970            --           --
   Adjustment to initially apply SFAS 158                      --        6,673            --           --
-----------------------------------------------------------------------------------------------------------
   Ending balance                                          (7,643)          --            --    $      --
-----------------------------------------------------------------------------------------------------------
Pension liability adjustments:
   Beginning balance                                           --           --        (9,406)   $ (94,060)
   Change during the year                                      --           --       (11,382)    (113,820)
   Adjustment to initially apply SFAS 158                      --       (9,406)           --            --
-----------------------------------------------------------------------------------------------------------
   Ending balance                                              --       (9,406)      (20,788)   $(207,880)
-----------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income (loss)
   Beginning balance                                      (21,963)       4,099        26,998    $(269,980)
   Change during the year                                  26,062       25,632       (58,003)    (580,030)
   Adjustment to initially apply SFAS 158                      --       (2,733)           --           --
-----------------------------------------------------------------------------------------------------------
   Ending balance                                           4,099       26,998       (31,005)   $(310,050)
-----------------------------------------------------------------------------------------------------------

15. PER SHARE DATA

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income is as follows:

                                                                     Thousands of shares
                                                                ---------------------------
                                                                  2006      2007      2008
-------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding   733,434   729,745   729,010
Effect of dilutive securities:
   Euro Yen Zero Coupon Convertible Bonds -
      Due December 2011                                              --     5,758    19,741
-------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                      733,434   735,503   748,752
-------------------------------------------------------------------------------------------

                                                                                           Thousands of
                                                              Millions of Yen              U.S. Dollars
                                                  --------------------------------------   ------------
                                                     2006          2007          2008          2008
-------------------------------------------------------------------------------------------------------
Income from continuing operations                     95,022       106,224       106,463   $ 1,064,630
Income from discontinued operations, net of tax        2,035         5,500            --            --
-------------------------------------------------------------------------------------------------------
Net income                                            97,057       111,724       106,463     1,064,630
-------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
   Euro Yen Zero Coupon Convertible Bonds -
      Due December 2011                                   --            (8)          (25)         (250)
-------------------------------------------------------------------------------------------------------
Diluted net income                                    97,057       111,716       106,438   $ 1,064,380
-------------------------------------------------------------------------------------------------------

                                                              Yen                    U.S. Dollars
                                              ------------------------------------   ------------
                                                 2006         2007           2008        2008
-------------------------------------------------------------------------------------------------
Earnings per share:
   Basic:
      Income from continuing operations           129.56       145.56       146.04       $1.46
      Income from discontinued operations,
         net of tax                                 2.77         7.54           --          --
-------------------------------------------------------------------------------------------------
      Net income                                  132.33       153.10       146.04        1.46
-------------------------------------------------------------------------------------------------
   Diluted:
      Income from continuing operations           129.56       144.41       142.15       $1.42
      Income from discontinued operations,
         net of tax                                 2.77         7.48           --          --
-------------------------------------------------------------------------------------------------
      Net income                                  132.33       151.89       142.15        1.42
-------------------------------------------------------------------------------------------------

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

FAIR VALUE HEDGES

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2006, 2007 and 2008 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

CASH FLOW HEDGES

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2006, 2007 and 2008 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 293 million ($2,930 thousand) of the balance of accumulated other comprehensive income as of March 31, 2008.

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

17. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2008, Ricoh had outstanding contractual commitments for acquisition or construction of property, plant and equipment and other assets aggregating Yen 7,071 million ($70,710 thousand).

As of March 31, 2008, Ricoh was also contingently liable for certain guarantees including employees housing loans of Yen 453 million ($4,530 thousand).

Ricoh made rental payments totaling Yen 42,046 million, Yen 40,722 million and Yen 45,379 million ($453,790 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively, under cancelable and non-cancelable operating lease agreements for office space and machinery and equipment.

The minimum rental payments required under operating lease that have lease terms in excess of one year as of March 31, 2008 are as follows:

                                          Thousands of
Years ending March 31   Millions of Yen   U.S. Dollars
------------------------------------------------------
2009                           20,770       $207,700
2010                           17,654        176,540
2011                           12,452        124,520
2012                            8,419         84,190
2013                            7,215         72,150
2014 and thereafter            10,989        109,890
------------------------------------------------------
Total                          77,499       $774,990
------------------------------------------------------

As of March 31, 2008, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

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

(C) INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

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

The estimated fair value of the financial instruments as of March 31, 2007 and 2008 is summarized as follows:

                                                                                                                Thousands of
                                                                       Millions of Yen                          U.S. Dollars
                                                 ------------------------------------------------------  ------------------------
                                                            2007                        2008                       2008
                                                 --------------------------  --------------------------  ------------------------
                                                   Carrying      Estimated     Carrying      Estimated     Carrying    Estimated
                                                    amount      fair value      amount      fair value      amount     fair value
---------------------------------------------------------------------------------------------------------------------------------
Marketable securities and Investment securities        75,013        75,013        71,244        71,244  $   712,440  $   712,440
Installment loans                                      52,648        52,697        54,863        54,852      548,630      548,520
Long-term indebtedness                               (236,801)     (229,981)     (225,930)     (221,792)  (2,259,300)  (2,217,920)
Interest rate swap agreements, net                        751           751          (594)         (594)      (5,940)      (5,940)
Foreign currency contracts, net                           633           633         1,349         1,349       13,490       13,490
Foreign currency options, net                              (2)           (2)          100           100        1,000        1,000
---------------------------------------------------------------------------------------------------------------------------------

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

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the years ended March 31, 2006, 2007 and 2008. During the year ended March 31, 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, sales and operating income of such business were reclassified as a discontinued operation and was excluded from the segment data for the years ended March 31, 2006 and 2007 in accordance with SFAS 144.

(A) OPERATING SEGMENT INFORMATION

                                                                                         Thousands of
                                                         Millions of Yen                 U.S. Dollars
                                         ---------------------------------------------   ------------
                                              2006            2007            2008           2008
-----------------------------------------------------------------------------------------------------
Sales:
   Office Solutions                          1,637,228       1,774,467       1,909,573    $19,095,730
   Industrial Products                         123,200         138,112         148,883      1,488,830
   Other                                       151,374         161,071         166,076      1,660,760
   Intersegment transaction                     (2,564)         (4,725)         (4,543)       (45,430)
-----------------------------------------------------------------------------------------------------
   Consolidated                              1,909,238       2,068,925       2,219,989    $22,199,890
-----------------------------------------------------------------------------------------------------
Operating expenses:
   Office Solutions                          1,434,279       1,549,156       1,674,940    $16,749,400
   Industrial Products                         124,108         135,164         144,708      1,447,080
   Other                                       148,692         158,868         163,529      1,635,290
   Intersegment transaction                     (2,594)         (4,727)         (4,545)       (45,450)
   Unallocated expense                          56,169          56,084          59,851        598,510
-----------------------------------------------------------------------------------------------------
   Consolidated                              1,760,654       1,894,545       2,038,483    $20,384,830
-----------------------------------------------------------------------------------------------------
Operating income:
   Office Solutions                            202,949         225,311         234,633    $ 2,346,330
   Industrial Products                            (908)          2,948           4,175         41,750
   Other                                         2,682           2,203           2,547         25,470
   Elimination and unallocated expense         (56,139)        (56,082)        (59,849)      (598,490)
-----------------------------------------------------------------------------------------------------
   Consolidated                                148,584         174,380         181,506    $ 1,815,060
-----------------------------------------------------------------------------------------------------
Other income (expenses)                          4,182             139          (6,837)   $   (68,370)
-----------------------------------------------------------------------------------------------------
Income from continuing operations
   before income taxes, minority
   interests and equity in earnings
   of affiliates                               152,766         174,519         174,669    $ 1,746,690
-----------------------------------------------------------------------------------------------------

                                                                                         Thousands of
                                                         Millions of Yen                 U.S. Dollars
                                         ---------------------------------------------   ------------
                                              2006            2007            2008           2008
-----------------------------------------------------------------------------------------------------
Total assets:
   Office Solutions                          1,426,635       1,570,757       1,643,500    $16,435,000
   Industrial Products                          84,595          93,346          91,635        916,350
   Other                                       114,925         112,255         106,233      1,062,330
   Elimination                                  (2,088)         (1,327)         (1,063)       (10,630)
   Corporate assets                            417,116         468,375         374,063      3,740,630
-----------------------------------------------------------------------------------------------------
   Consolidated                              2,041,183       2,243,406       2,214,368    $22,143,680
-----------------------------------------------------------------------------------------------------
Expenditure for segment assets:
   Office Solutions                             90,383          72,465          74,758    $   747,580
   Industrial Products                           7,451           8,580           6,503         65,030
   Other                                         2,361           2,630           2,140         21,400
   Corporate assets                              1,854           2,125           1,814         18,140
-----------------------------------------------------------------------------------------------------
   Consolidated                                102,049          85,800          85,215    $   852,150
-----------------------------------------------------------------------------------------------------

                                                                                         Thousands of
                                                         Millions of Yen                 U.S. Dollars
                                         ---------------------------------------------   ------------
                                              2006            2007            2008           2008
-----------------------------------------------------------------------------------------------------
Depreciation:
   Office Solutions                             57,326          62,862          63,162    $   631,620
   Industrial Products                           6,631           6,099           5,820         58,200
   Other                                         2,352           2,072           2,128         21,280
   Corporate assets                              1,156           1,399           1,652         16,520
-----------------------------------------------------------------------------------------------------
   Consolidated                                 67,465          72,432          72,762    $   727,620
-----------------------------------------------------------------------------------------------------

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets by location for the years ended March 31, 2006, 2007 and 2008 are as follows:

                                                                                         Thousands of
                                                         Millions of Yen                 U.S. Dollars
                                         ---------------------------------------------   ------------
                                              2006            2007            2008           2008
-----------------------------------------------------------------------------------------------------
Sales:
   Japan                                       966,224       1,002,251       1,016,034    $10,160,340
   The Americas                                387,412         426,453         434,799      4,347,990
   Europe                                      434,800         507,158         603,219      6,032,190
   Other                                       120,802         133,063         165,937      1,659,370
-----------------------------------------------------------------------------------------------------
   Consolidated                              1,909,238       2,068,925       2,219,989    $22,199,890
-----------------------------------------------------------------------------------------------------
Property, plant and equipment:
   Japan                                       210,973         199,308         197,290    $ 1,972,900
   The Americas                                 18,111          18,102          17,552        175,520
   Europe                                       26,783          28,345          20,505        205,050
   Other                                        12,376          18,913          19,286        192,860
-----------------------------------------------------------------------------------------------------
   Consolidated                                268,243         264,668         254,633    $ 2,546,330
-----------------------------------------------------------------------------------------------------

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2006, 2007 and 2008. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instrument and Exchange Law, which a Japanese public company is subject to.

                                                                                           Thousands of
                                                          Millions of Yen                  U.S. Dollars
                                           ---------------------------------------------   ------------
                                                2006            2007            2008           2008
-------------------------------------------------------------------------------------------------------
Sales:
   Japan
      External customers                         992,945       1,026,663       1,050,923   $10,509,230
      Intersegment                               413,087         495,304         484,590     4,845,900
-------------------------------------------------------------------------------------------------------
         Total                                 1,406,032       1,521,967       1,535,513    15,355,130
-------------------------------------------------------------------------------------------------------
   The Americas
      External customers                         385,746         426,009         432,287     4,322,870
      Intersegment                                 7,630           3,253           3,496        34,960
-------------------------------------------------------------------------------------------------------
         Total                                   393,376         429,262         435,783     4,357,830
-------------------------------------------------------------------------------------------------------
   Europe
      External customers                         434,304         508,200         602,224     6,022,240
      Intersegment                                 4,449           3,595           2,585        25,850
-------------------------------------------------------------------------------------------------------
         Total                                   438,753         511,795         604,809     6,048,090
-------------------------------------------------------------------------------------------------------
   Other
      External customers                          96,243         108,053         134,555     1,345,550
      Intersegment                               104,045         160,990         183,043     1,830,430
-------------------------------------------------------------------------------------------------------
         Total                                   200,288         269,043         317,598     3,175,980
-------------------------------------------------------------------------------------------------------
   Elimination of intersegment sales            (529,211)       (663,142)       (673,714)   (6,737,140)
-------------------------------------------------------------------------------------------------------
   Consolidated                                1,909,238       2,068,925       2,219,989   $22,199,890
-------------------------------------------------------------------------------------------------------
Operating expenses:
   Japan                                       1,310,233       1,411,653       1,427,575   $14,275,750
   The Americas                                  378,108         408,150         433,429     4,334,290
   Europe                                        417,341         478,380         565,736     5,657,360
   Other                                         185,283         251,486         291,141     2,911,410
-------------------------------------------------------------------------------------------------------
   Elimination of intersegment sales            (530,311)       (655,124)       (679,398)   (6,793,980)
-------------------------------------------------------------------------------------------------------
   Consolidated                                1,760,654       1,894,545       2,038,483   $20,384,830
-------------------------------------------------------------------------------------------------------
Operating income:
   Japan                                          95,799         110,314         107,938   $ 1,079,380
   The Americas                                   15,268          21,112           2,354        23,540
   Europe                                         21,412          33,415          39,073       390,730
   Other                                          15,005          17,557          26,457       264,570
-------------------------------------------------------------------------------------------------------
   Elimination of intersegment profit              1,100          (8,018)          5,684       (56,840)
-------------------------------------------------------------------------------------------------------
   Consolidated                                  148,584         174,380         181,506   $ 1,815,060
-------------------------------------------------------------------------------------------------------
Other expenses                                     4,182             139          (6,837)  $   (68,370)
-------------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes, minority interests and
   equity in earnings of affiliates              152,766         174,519         174,669   $ 1,746,690
-------------------------------------------------------------------------------------------------------
Total assets:
   Japan                                       1,220,780       1,282,085       1,272,110   $12,721,100
   The Americas                                  240,726         256,049         310,028     3,100,280
   Europe                                        235,897         314,815         326,824     3,268,240
   Other                                          79,102         101,550         102,451     1,024,510
   Elimination                                  (152,438)       (179,468)       (171,108)   (1,711,080)
   Corporate assets                              417,116         468,375         374,063     3,740,630
-------------------------------------------------------------------------------------------------------
   Consolidated                                2,041,183       2,243,406       2,214,368   $22,143,680
-------------------------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the periods ended as of March 31, 2006, 2007 and 2008.

20. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts are charged to selling, general and administrative expenses for the years ended March 31, 2006, 2007 and 2008:

                                                                           Thousands of
                                          Millions of Yen                  U.S. Dollars
                                 ------------------------------------------------------
                                     2006          2007          2008          2008
---------------------------------------------------------------------------------------
Research and development costs       110,381       114,985       126,033   $1,260,330
Advertising costs                     15,725        14,456        16,700      167,000
Shipping and handling costs           16,058        19,280        23,970      239,700
---------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II. - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE THREE YEARS ENDED MARCH 31, 2008 r

                                                                 Additions                               (Millions of Yen)
                                                          -----------------------
                                             Balance at   Charged to   Charged to      Deduction                   Balance at
                                              beginning    costs and      other          from        Translation     end of
             Description                      of period    expenses     accounts    reserves(2)(3)    adjustment     period
-----------------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2006:
   Allowance for doubtful receivables(1):
      Trade receivables                          17,451        1,424         (27)         (3,366)           549        16,031
      Finance receivables                        16,566        1,744          --          (1,992)            76        16,394
   Deferred tax assets valuation allowance        7,079        3,843         (56)         (2,959)           290         8,197
For the year ended March 31, 2007:
   Allowance for doubtful receivables(1)-
      Trade receivables                          16,031          716       2,224          (3,076)           660        16,555
      Finance receivables                        16,394          324          --          (3,016)            77        13,779
   Deferred tax assets valuation allowance        8,197        2,160       2,483          (1,136)           695        12,399
For the year ended March 31, 2008:
   Allowance for doubtful receivables(1)-
      Trade receivables                          16,555        2,473          --          (1,734)          (628)       16,666
      Finance receivables                        13,779          449          --          (3,542)          (151)       10,535
   Deferred tax assets valuation allowance       12,399        3,545          --          (4,692)          (591)       10,661
-----------------------------------------------------------------------------------------------------------------------------

Notes:

(1)  See Note 2(g) to Consolidated Financial Statements.

(2)  Receivables - Write-offs

(3)  Deferred tax - Realization of tax benefits