Form 20-F
RICOH CO LTD
filed 2009-06-30
CIK 317891

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20 - F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended March 31, 2009

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of event requiring this shell company report
                                                       -------------

     For the transition period from            to
                                    ----------    ----------

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

            Kunihito Minakawa, (T)+81-3-6278-5241, (F)+81-3-3543-9086
            ---------------------------------------------------------
               13-1,Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan
               --------------------------------------------------
         (Name, Telephone, E-mail and/or Facsimile number and Address of
                             Company Contact Person)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                  Name of each exchange
            Title of each class    on which registered
            -------------------   --------------------
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

                                  Common Stock*
                                  -------------
                                (Title of Class)

* 1,008,926 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2009: 725,679,726shares (excluding 19,232,352 shares of Treasury Stock)

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X]   No [ ].

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ]   No [X].

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]   No [ ].

     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ((S)232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ]   No [ ].

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]   Accelerated filer [ ]   Non-accelerated filer [ ].

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]   International Financial Reporting Standards as  issued by
                the International Accounting Standards Board [ ]   Other [ ].

     If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]   Item 18 [ ].

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]   No [X].

Defined Terms, Conventions and Presentation of Financial Information
--------------------------------------------------------------------

          On June 25, 2009, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was Yen 96.21 = U.S.$1.00.

          In this document, the term "Company" refers to Ricoh Company, Ltd., the registrant, and "Ricoh" refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

          Ricoh's fiscal year end is March 31. In this document "fiscal year 2009" refers to Ricoh's fiscal year ended March 31, 2009, and other fiscal years of Ricoh are referred to in a corresponding manner.

          As used in this annual report, "U.S. GAAP" means U.S. generally accepted accounting principles.

Cautionary Statement With Respect to Forward-Looking Statements
---------------------------------------------------------------

          Statements made in this annual report with respect to Ricoh's current plans, estimates, strategies and beliefs and other statements that are not historical facts are or may be deemed to be forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, about the future performance of Ricoh. These forward-looking statements are made in reliance upon the protections provided by such acts for forward-looking statements. Forward-looking statements include but are not limited to those using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Ricoh cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Ricoh to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Ricoh disclaims any such obligation. Risks and uncertainties that might affect Ricoh include, but are not limited to (i) general economic conditions in Ricoh's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the Japanese Yen and the U.S. Dollar, the Euro, and other currencies in which Ricoh makes significant sales or in which Ricoh's assets and liabilities are denominated; (iii) Ricoh's ability to continue to design and develop products and services, and win acceptance of its products and services which are offered in highly competitive markets characterized by continual introduction of new products, rapid development in new technology, and consumer preferences that are subjective and likely to change; (iv) Ricoh's ability to successfully implement strategies for its office equipment business, such as further globalization of its operations to increase account sales to corporate clients, reinforcement of the color printer line-up to meet growing demand for color products among its office users, implementation of optimal printing solutions for customers' digitally networked offices and enhancement of printing capabilities centered on multi-functional printers ("MFPs"), and implementation of optimal localization of manufacturing operations so that such operations are closer to the customer; (v) Ricoh's ability to continuously devote sufficient resources to research and development, and capital expenditures for digital and networking equipment, such as digital plain paper copiers ("PPCs"), MFPs, laser printers, GELJET printers and production printing products; (vi) the success of Ricoh's alliances with various computer manufacturers which Ricoh may engage in alliances with in the future; and (vii) the outcome of contingencies.

          Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in "Risk Factors" included in "Item 3. Key Information," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                                TABLE OF CONTENTS

PART I
   Item 1.     Identity of Directors, Senior Management and Advisers..........     1
   Item 2.     Offer Statistics and Expected Timetable........................     1
   Item 3.     Key Information................................................     1
   Item 4.     Information on the Company.....................................    10
   Item 4A.    Unresolved Staff Comments......................................    32
   Item 5.     Operating and Financial Review and Prospects...................    33
   Item 6.     Directors, Senior Management and Employees.....................    73
   Item 7.     Major Shareholders and Related Party Transactions..............    93
   Item 8.     Financial Information..........................................    94
   Item 9.     The Offer and Listing..........................................    94
   Item 10.    Additional Information.........................................    97
   Item 11.    Quantitative and Qualitative Disclosures About Market Risk.....   111
   Item 12.    Description of Securities Other Than Equity Securities.........   114

PART II
   Item 13.    Defaults, Dividend Arrearages and Delinquencies................   114
   Item 14.    Material Modifications to the Rights of Security Holders
               and Use of Proceeds............................................   114
   Item 15.    Controls and Procedures........................................   115
   Item 16.    [RESERVED] ....................................................   116
   Item 16A.   Audit Committee Financial Expert...............................   116
   Item 16B.   Code of Ethics.................................................   117
   Item 16C.   Principal Accountant Fees and Services.........................   117
   Item 16D.   Exemptions from the Listing Standards for Audit Committees.....   118
   Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated
               Purchasers.....................................................   119
   Item 16F.   Change in Registrant's Certifying Accountant...................   119
   Item 16G.   Corporate Governance...........................................   119

PART III
   Item 17.    Financial Statements...........................................   119
   Item 18.    Financial Statements...........................................   119
   Item 19.    Exhibits.......................................................   119

Item 1. Identity of Directors, Senior Management and Advisers
        -----------------------------------------------------

          Not applicable.

Item 2. Offer Statistics and Expected Timetable
        ---------------------------------------

          Not applicable.

Item 3. Key Information
        ---------------

A. Selected Financial Data.

          The following selected consolidated financial data have been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh's audited consolidated balance sheets as of March 31, 2008 and 2009, the related consolidated statements of income, shareholders' investment and cash flows for the three years ended March 31, 2007, 2008 and 2009 and the notes thereto that appear elsewhere in this annual report.

                                                               Millions of Yen except per share amounts and number
                                                                          of shares Year ended March 31,
                                                ----------------------------------------------------------------------------------
                                                     2005             2006             2007             2008             2009
                                                --------------   --------------   --------------   --------------   --------------
INCOME STATEMENT DATA:
Net sales:                                      Yen  1,807,406   Yen  1,909,238   Yen  2,068,925   Yen  2,219,989   Yen  2,091,696
Operating income                                       131,109          148,584          174,380          181,506           74,536
Income from continuing operations                       80,537           95,022          106,224          106,463            6,530
Net income                                              83,143           97,057          111,724          106,463            6,530
PER AMERICAN DEPOSITARY SHARE:(1)
   Net income (basic)                                   563.20           661.65           765.50           730.20            45.10
   Net income (diluted)                                 563.20           661.65           759.45           710.75            43.75
BALANCE SHEET DATA:
Total assets                                         1,953,669        2,041,183        2,243,406        2,214,368        2,513,495
Shareholders' investment                               862,998          960,245        1,070,913        1,080,196          975,373
Common stock                                           135,364          135,364          135,364          135,364          135,364
Weighted average number of shares outstanding      738,160,042      733,434,414      729,744,656      729,010,475      723,924,525
Cash dividends declared
Per American Depositary Share: (1), (2)
      Interim                                            50.00            60.00            65.00            80.00            90.00
                                                        ($0.49)          ($0.50)          ($0.56)          ($0.72)          ($0.96)
      Year-end                                           50.00            60.00            75.00            85.00            75.00
                                                        ($0.45)          ($0.52)          ($0.61)          ($0.80)          ($0.78)

                                                               Millions of Yen except per share amounts and number
                                                                          of shares Year ended March 31,
                                                ----------------------------------------------------------------------------------
                                                     2005             2006             2007             2008             2009
                                                --------------   --------------   --------------   --------------   --------------
At year-end:
   Cash and cash equivalents                           186,857          187,055          255,737          170,607          258,484
   Capital investments                                  84,699          102,049           85,800           85,215           96,958
   Long-term indebtedness,
      excluding current installment                    226,567          195,626          236,801          225,930          509,403

Notes:

          (1) Each American Depositary Share represents five shares of Ricoh Common Stock.

          (2) Cash dividends declared per American Depositary Share for any given fiscal year consist of interim dividends paid during the fiscal year and year-end dividends to be paid after the fiscal year-end for such fiscal year, which are not equal to the dividends paid during such fiscal year, set forth under "Per American Depositary Share, each representing 5 shares of common stock - Cash dividends paid per share" in the Consolidated Statements of Income appearing elsewhere in this annual report.

          In the preceding table, cash dividends declared in U.S. Dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board.

          On June 25, 2009, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was Yen 96.21 = U.S.$1.00.

          The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board during the previous six months and prior five fiscal years:

       December   January   February   March    April     May
         2008      2009       2009      2009     2009    2009
       --------   -------   --------   -----   ------   -----
High   87.84       87.80      89.09    93.85    96.49   94.45
Low    93.71       94.20      98.55    99.34   100.71   99.24

                      Year ended March 31,
           ------------------------------------------
            2005     2006     2007     2008     2009
           ------   ------   ------   ------   ------
Year-end   107.22   117.48   117.56    99.85    99.15
Average*   107.28   104.64   116.55   113.61   100.85
High       102.26   104.41   110.07    96.88    87.80
Low        114.30   120.93   121.81   124.09   110.48

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

RICOH IS SUBJECT TO INTERNAL CONTROL EVALUATIONS AND ATTESTATION OVER FINANCIAL REPORTING UNDER THE SARBANES-OXLEY ACT OF 2002 OF THE UNITED STATES AND THE FINANCIAL INSTRUMENTS AND EXCHANGE ACT OF JAPAN

          The United States Securities and Exchange Commission (the "SEC"), as required by Section 404 of the Sarbanes-Oxley Act of 2002 of the United States, adopted rules requiring every company that files reports with the SEC to include a management report on such company's internal control over financial reporting in its annual report. In addition, the company's independent registered public accounting firm must publicly attest to the effectiveness of the company's internal control over financial reporting. Furthermore, the Financial Instruments and Exchange Act of Japan requires Japanese companies whose shares are listed on the Japanese stock exchanges to submit a report which evaluates internal control over financial reporting to the commissioner of the financial bureau of Japan. Ongoing compliance with these requirements is complex, costly and time-consuming. If Ricoh were to fail to maintain effective internal control over financial reporting, Ricoh's management were to fail to assess on a timely basis the adequacy of such internal control, or Ricoh's independent registered public accounting firm were to fail to attest on a timely basis to the effectiveness of such internal control or issue a qualified opinion, Ricoh could be subject to regulatory sanctions or could face adverse reactions in the financial markets due to loss of investor confidence.

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

RICOH MAY BE ADVERSELY AFFECTED BY ITS EMPLOYEE BENEFIT OBLIGATIONS

          With respect to its employee benefit obligations and plan assets, Ricoh accrues the cost of such benefits based on applicable accounting policies and funds such benefits in accordance with governmental regulations. Currently, there is no immediate and significant funding requirement; however, if returns from investment assets continue to decrease and/or turn to be negative due to market conditions, such as the fluctuations in the stock or bond markets, additional funding and accruals may be required. Such additional funding and accruals may adversely affect Ricoh's financial position and results of operations.

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

          RICOH'S PERFORMANCE CAN BE AFFECTED BY ALLIANCE WITH, AND STRATEGIC INVESTMENTS IN, OTHER ENTITIES

          Ricoh engages in alliances with other entities to create various products and services to fulfill customer demands. Ricoh believes that an alliance is an effective method for timely development of new technology and products using management resources of both parties. However, if Ricoh's interest differs from other parties' interests due to financial or other reasons, Ricoh may be unable to maintain the alliance. Ricoh also makes strategic investments to acquire interests in companies that Ricoh believes would support existing businesses and/or lead to new businesses. Such strategic investments may not necessarily lead to the expected outcome or performance and may result in increased time and expenses being incurred due to the integration of businesses, technologies, products and/or personnel necessitated by such investments. Accordingly, these types of management decisions may have a significant impact on the future performance of Ricoh. Failure to maintain an on-going alliance, establish a necessary alliance or make a strategic investment to acquire an interest in a company may adversely affect Ricoh's future financial position and results of operations.

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

RICOH MAY SUFFER LOSS AS A RESULT OF CATASTROPHIC DISASTER, INFORMATION TECHNOLOGY PROBLEMS OR INFECTIOUS DISEASES

          Several of Ricoh's manufacturing facilities in Japan could be subject to a catastrophic loss caused by earthquakes as such facilities are located in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, Ricoh could experience disruptions in its operations and delays in its production and shipments. If such occurred, Ricoh would likely record a decrease in revenue, and require large expenditures to repair or replace the damaged facility, which is likely to affect Ricoh's financial position and results of operations.

          As Ricoh becomes increasingly dependent on information technology, software and hardware defects, computer viruses, as well as internal database problems (e.g., falsifications or disappearance of information relating to our customers) pose a greater risk to its operations. Although Ricoh has taken various precautionary measures, such as installing firewalls and anti-virus software to detect and eliminate computer viruses, Ricoh may not be able to completely prevent or mitigate the effects of such problems, which may affect Ricoh's performance.

          In addition, the Ricoh is continually expanding its worldwide operations to set in place a global supply chain of its products and services so that we can satisfy our local customer needs faster, more effectively and on a regular basis. As Ricoh expands its operations worldwide, additional risks, such as infectious diseases (e.g., a new strain of influenza) and epidemics, may adversely affect Ricoh's operations and financial positions.

Item 4. Information on the Company
        --------------------------

A. History and Development of the Company

          The Company was incorporated as a joint stock corporation (kabushiki kaisha) on February 6, 1936 in accordance with Japanese law under the name Riken Kankoshi Co., Ltd. as a manufacturer and distributor of sensitized paper for use in copiers. Since its incorporation, Ricoh has expanded its business into related businesses in the office equipment field. It now manufactures and markets copiers (such as PPCs), MFPs, laser printers, GELJET printers, production printing products, facsimile machines, personal computers and servers, network related software and other equipment, including semiconductors, measuring equipment and cameras.

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

June 1971        The Company establishes Ricoh Nederland B.V. (a subsidiary, later known as Ricoh Europe B.V. and now known as Ricoh Europe
                 Holdings B.V.) in the Netherlands.

January 1973     The Company establishes Ricoh Electronics, Inc. (a subsidiary)
                 in the United States.

September 1973   The Company lists its securities on the Amsterdam Stock
                 Exchange(now known as Euronext Amsterdam; Ricoh no longer lists its securities on this exchange).

December 1976    The Company forms Ricoh Credit Co., Ltd. (a subsidiary, now known as Ricoh Leasing Co., Ltd.).

March 1977       The Company relocates its headquarters to Minato-ku, Tokyo.

July 1978        The Company lists its securities on the Frankfurt Stock
                 Exchange (Ricoh no longer lists its securities on this exchange).

December 1978    The Company establishes Ricoh Business Machines, Ltd. (a
                 subsidiary, now known as Ricoh Hong Kong Ltd.).

March 1981       The Company builds the Ricoh Electronics Development Center at the Ikeda plant to develop and manufacture electronic devices.

October 1981     The Company lists its securities on the Paris Stock
                 Exchange(now known as Euronext Paris).

May 1982 The Company establishes sensitized paper production facilities in Fukui (now known as the Fukui plant), which takes over some of the sensitized paper production from the Osaka plant (now known as the Ikeda plant).

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

August 2008      Ricoh Elemex Corporation becomes a wholly-owned subsidiary of the Company.

October 2008     Ricoh Americas Corporation acquires all of the outstanding shares of IKON Office Solutions, Inc. ("IKON"), an American office equipment sales and service company, for approximately
                 Yen 172.1 billion based on a cash offer of US$17.25 per share.

          The Company's registered head office and executive office are as follows:

                                         Address                    Telephone number
                         ----------------------------------------   ----------------
Registered Head office   3-6, Naka Magome 1-chome, Ohta-ku, Tokyo   +81-3-3777-8111
                            143-8555, Japan
Executive office         13-1, Ginza 8-chome, Chuo-ku, Tokyo        +81-3-6278-2111
                            104-8222, Japan

          Principal Capital Investments
          -----------------------------

          Ricoh's capital investments for fiscal years 2007, 2008 and 2009 were Yen 85.8 billion, Yen 85.2 billion and Yen 96.9 billion, respectively. Ricoh directed a significant portion of its capital investments for fiscal years 2007, 2008 and 2009 towards digital and networking equipment, such as digital PPCs/MFPs, laser printers and production printing products, and manufacturing facilities to maintain or enhance its competitiveness in the industry. Ricoh projects that for fiscal year 2010, its capital investments will amount to approximately Yen 95.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductors and thermal media. For example, during fiscal year 2010, Ricoh plans to complete the construction of a manufacturing plant in Thailand for MFPs and laser printers to reinforce its manufacturing network in Asia. Ricoh intends to finance the construction of this new plant with internally generated funds. This new manufacturing plant will allow the Company to improve its production capabilities and to hedge against the risk of over-dependence on its manufacturing plants located in China. In addition, one of Ricoh's subsidiaries, Tohoku Ricoh Co., Ltd is expected to establish a manufacturing plant in Japan during fiscal year 2010 for PxP toners, which are toners that are capable of producing higher quality images. The construction of this plant is expected to be financed with internally generated funds.

B. Business Overview

          Ricoh is a leading manufacturer of office automation equipment. Ricoh's principal products include copiers(such as PPCs), printers(MFPs, laser printers and GELJET printers), production printing products and facsimile machines. Ricoh is also a prominent manufacturer of digital and advanced electronic devices such as semiconductor devices. In recent years, Ricoh has been rapidly building a solid presence globally as a comprehensive document solutions provider that helps its customers streamline their businesses and decrease operating costs. More specifically, Ricoh supports its office and production printing equipment businesses by offering customers various "solution" systems that work with personal computers and servers, and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh's support services include assisting customers in setting up their information technology environment or network administration. Ricoh also offers various supplies and peripheral products to be used with its products and systems.

PRODUCTS
--------

          Starting with fiscal year 2009, Ricoh's operating segments consisted of "Imaging and Solutions," "Industrial Products" and "Other."

          Ricoh's management determined that it was appropriate to rename the "Office Solutions" operating segment to "Imaging and Solutions" starting with fiscal year 2009 in light of the fact that InfoPrint Solutions Company's products, which are distinguishable from office equipment due to the fact that they primarily consist of production printing products that print images in large quantities and are often used in central reproduction departments or data centers, have been incorporated in the Office Solutions operating segment. Management decided to rename the "Office Solutions" operating segment starting with fiscal year 2009 since fiscal year 2009 was the first fiscal year in which InfoPrint Solutions Company's financial information was consolidated with Ricoh's financial information for the full fiscal year. This renaming of the operating segment, however, did not result in any reclassification among Ricoh's other operating segments or adjustments in financial data.

          Ricoh's management analyzes its business operations and performance based on these segments.

          The following table sets forth Ricoh's sales by products for fiscal years 2007, 2008 and 2009.

SALES BY PRODUCT

                                            Millions of Yen (except for percentages)
                                                  For the Year Ended March 31,
---------------------------------------------------------------------------------------------------
                                      2007                   2008                    2009
                              ---------------------------------------------------------------------
IMAGING AND SOLUTIONS
   Imaging Solutions          Yen 1,580,155    76.4%  Yen 1,709,491    77.0%  Yen 1,598,614    76.4%
   Network System Solutions         194,312     9.4         200,082     9.0         234,484    11.2
INDUSTRIAL PRODUCTS                 133,387     6.4         144,340     6.5         115,550     5.5
OTHER                               161,071     7.8         166,076     7.5         143,048     6.9
---------------------------------------------------------------------------------------------------
      Total                   Yen 2,068,925   100.0%  Yen 2,219,989   100.0%  Yen 2,091,696   100.0%
---------------------------------------------------------------------------------------------------

Notes:

(1) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation and excluded from the above segment data for fiscal year 2007 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) The above consolidated financial data set forth net sales to external customers by product.

IMAGING AND SOLUTIONS
---------------------

          This segment consists of products that are widely used in the office and production printing environments and are categorized as follows:

(1) Imaging Solutions

          For fiscal year 2009, the Imaging Solutions product category accounted for 76.4% of Ricoh's net sales.

          The primary functions of products in this category are (1) to produce copies and (2) to print or produce images using a network. Stand-alone PPCs are representative of products in the first group, and MFPs and laser printers are representative of products in the second group.

          The principal products in the Imaging Solutions product category include monochrome and color digital PPCs/MFPs, laser printers, GELJET printers and production printing products.

          Ricoh continues to be a global leader in PPCs/MFPs and has been a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs/MFPs with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment based on copy sizes. Ricoh has strengthened its digital PPC/MFP product lineup recently with new product offerings that range from low-end models (regular print speed models for low volume copying or printing) to high-end models (high print speed models for large volume copying or printing). PPCs/MFPs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder-based toner. The application of this printing process enables, higher picture quality and is environmentally friendly. Ricoh's PPCs/MFPs are designed to provide information technology support for all types of office environments by delivering enhanced basic features (i.e., reduction, enlargements), simpler operation, reduced paper consumption through electronic storage, and better connectivity with document distribution and storage systems. Ricoh also manufactures a wide range of laser printers that print in monochrome or color and in a variety of print speeds, are able to connect to a network and are multifunctional in that they have scanning, faxing and copying capabilities as well as advanced finishing capabilities. GELJET printers utilize "GELJET technology" developed by Ricoh, which allows ultra-fine particle pigment dispersion to produce higher image qualities. All GELJET printers are color printers. In addition, Ricoh manufactures production printing products that are high-speed laser printers designed to be used as a central printing device to satisfy customers' needs to print-on-demand and print large volumes. Production printing products are often used in data processing environments (such as central reproduction departments within companies and data centers) and the commercial professional printing market (i.e., market comprised of businesses offering high-quality printing services)

          More specifically, in response to customer demand, Ricoh has focused in recent years on designing a wide-range of products that enhance productivity, have improved security features, are user friendly and are environmentally friendly.

          For example, during fiscal year 2009, Ricoh released its imagio MP C5000/C4000/C3300/C2800/C2200 Series (also known as Aficio MP C5000/C4000/C3300/C2800/C2200 Series when sold overseas) as part of its color MFP product lineup. This new color MFP series (1) decreases typical energy consumption compared to that of earlier models due to the use of energy-efficient "color PxP toners" developed by Ricoh and an improved fusing system, which enables stable printing of images on paper by anchoring toner particles, (2) has security features such as a user authentication system to prevent unauthorized access and an encryption system that encrypts user names and passwords, (3) is suitable for use not only as the main color MFP in an office but also as one of several pieces of printing equipment in a central reproduction department of a company and (4) has the capacity to respond to high quality printing demands. During fiscal year 2009, Ricoh also introduced imagio Neo 300RC/250RC, which are reconditioned monochrome MFPs (1) whose environmental impact has been decreased by 29% as compared to earlier models at the manufacturing stage resulting in it having a recycled parts mass ratio of 89% (where such ratio represents the percentage of recycled parts used in a particular piece of equipment), (2) that have achieved both user-friendliness and energy conservation through the installation on reconditioned machines of the "QSU (Quick Start-Up)" technology, which enable shorter warm-up and recovery times and (3) that have security features such as a user authentication system to prevent unauthorized access and a function that prints documents with security watermarks that become visible when copied. The QSU technology enables imagio Neo 300RC/250RC to use less than the maximum recommended power consumption level prescribed by the Law Concerning the Promotion of Eco-friendly Goods and Services by the State and Other Entities (Law on Promoting Green Purchasing) of Japan and the regulations promulgated thereunder. In addition, Ricoh introduced during fiscal year 2009 other MFP products that are environmentally friendly and have security features of the type discussed above, such as the imagio MP 1600/1300 Series (low-end monochrome digital MFPs that are equipped with a user authentication system) and the imagio MP 6001/7501/9001 Series (high-end monochrome digital MFPs that are equipped with "HYBRID QSU" technology (a technology that integrates the next generation electrical storage device "capacitor" (which stores power during the standby mode and uses such power to restore heat to the fusing roller and transfers images to paper during printing, thereby enabling high-speed printing)) and Ricoh's QSU technology). By enhancing the environmental features, incorporating advanced security functions and maintaining higher image quality in these new products, Ricoh has been able to capture a larger market share in the MFP market in Japan and overseas. For the second consecutive year, Ricoh was named first place for customer satisfaction in the color categories with respect to copier/multifunction products in fiscal year 2009 based on a survey conducted by J.D. Power Asia Pacific, Inc.

          Ricoh also developed and introduced during fiscal year 2009 low- to high-end laser printers that improve productivity and user friendliness, such as the IPSiO SP 4210 (also known as Aficio SP 4210DN when sold overseas), which is a low-end monochrome laser printer featuring (1) improved productivity due to shorter warm-up times and a print speed of less than seven seconds for the first page and (2) enhanced user friendliness as a result of the use of the all-in-one print cartridge system that can be easily replaced by the user, thereby saving time and money spent on service calls. Ricoh also released other printers that improved productivity and user friendliness, such as the IPSiO SP 8200 Series (also known as Aficio SP 8200DN when sold overseas), which is a high-end monochrome laser printer featuring a high print speed of 50 pages per minute on A4-size paper fed horizontally, the IPSiO SP C310 (also known as Aficio SP C310 when sold overseas), which is a low-end color laser printer featuring (1) a high print speed of 25 pages per minute for both color and monochrome printing on A4-size paper fed horizontally, (2) a space-saving compact size comparable to that of a monochrome printer in a stylish design and (3) adaptability for various environments ranging from small office use to use as a desk-side printer in a large office, and the IPSiO SP C821/820 Series (also known as Aficio SP C821/820dn when sold overseas), which is a mid- and high-end color laser printer featuring energy-efficient "color PxP toners" and "color QSU" technology.

          Furthermore, in May 2008, Ricoh released a new series called the "RICOH Pro" for the production printing market. This series was introduced to satisfy the business needs to print-on-demand and to print in large volumes, such as in central reproduction departments within companies and in data centers. As part of this series, Ricoh introduced during fiscal year 2009 the RICOH Pro C900/C900S, which are color laser printers with high print speeds (90 pages per minute for both monochrome and color printing on A4-size paper fed horizontally) and the ability to capture images in high resolutions to reproduce higher quality images, and the RICOH Pro 1357EX/1107EX/907EX, which are monochrome printers with high print speeds of 90 to 135 pages per minute.

(2) Network System Solutions

          For fiscal year 2009, the Network System Solutions product category accounted for 11.2% of Ricoh's net sales.

          The primary function of products in this category is to assist customers in establishing a networked environment and provide customized printing solutions that satisfy customers' individual needs. The principal products in the Network System Solutions category include personal computers and servers, network systems, application software, and related services and support.

          In fiscal year 2008, Ricoh launched its new solutions brand "Operius" in Japan, which is focused on providing solutions to customers to optimize their office environment. Operius is comprised of three key components: (1) hardware,
(2) software and (3) support and services. By identifying and utilizing the most appropriate hardware and software to address customers' needs, and supplementing such products with a comprehensive support and service team (such as a 24-hour IT monitoring center, and an expert team of hardware and software engineers), Ricoh is striving to assist its customers in creating a working environment that is more efficient and effective. For example, storage and management solutions can be developed that address the customers' need to organize and keep track of both paper and digital files, and that provide a secure centralized electronic document storage system that enables easy retrieval. Through the seamless integration of hardware and software, customers can utilize and benefit from streamlined document scanning, indexing and electronic document distribution. As part of Operius, Ricoh delivers total cost of ownership ("TCO") consulting that begins with analyzing the customers' document workflow, output devices and document processes. Through support services, Ricoh has been able to lower the total printing costs of its customers by assisting them in the set up of their information technology or networks in various environments in Japan (where physical space is costly) and thereby increasing the efficiency of their printing process.

          During fiscal year 2009, Ricoh continued its efforts to expand its "Operius" business in Japan, and as a result strengthened its relationships with 136 partner companies to develop customized solutions by combining its partners' applications with Ricoh's "Operius," which culminated in the development of 41 solution models by the end of fiscal year 2009. Meanwhile, outside of Japan, Ricoh entered into a global strategic alliance with IBM in January 2009 through which Ricoh and IBM will launch the document security and management services ("DSMS") in the U.S. This solution builds upon Ricoh's experience and expertise in helping customers improve their document workflow, security and compliance frameworks, while reducing their TCO of office equipment and advancing their environmental sustainability practices.

INDUSTRIAL PRODUCTS
-------------------

          The Industrial Products segment consists of products that are used in the industrial sector. For fiscal year 2009, this segment accounted for 5.5% of Ricoh's net sales. Principal products in this segment include thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment.

          Through technological enhancements in its thermal media business, Ricoh has been able to expand its business from the production of thermal paper for use in facsimiles to a variety of business areas, including the production of POS sheets, logistics management sheets, reward cards, identification cards, medical films and rewritable cards that utilize thermo-chromic printing technology which can be used to erase and update text and graphics up to 500 times.

          Ricoh's optical equipment business utilizes technology originally developed by Ricoh for its copiers and cameras. This business supplies optical equipment and optical supply parts, such as lens units, to third parties.

          Ricoh also manufactures various types of semiconductor devices. Such devices include application-specific integrated circuits ("ASICs") and application-specific standard products ("ASSPs") that are often used in digital copiers, printers, personal computers, PC card and cellular phones. For fiscal year 2009, Ricoh released the RP200x Series (voltage regulator ICs with high output voltage accuracy, low dropout voltage and low supply current) that are suitable as a power source for portable communication equipment and electronic devices, such as cameras, VCRs and camcorders, and the R3119N Series (an input voltage detector with high detector threshold accuracy and ultra-low supply current) that are suitable for central processing unit and logic circuit resets, and battery back-up circuits.

          The electronic components business consists of components supplied to Ricoh's manufacturing plants in connection with the production of its own products, such as copiers and printers, as well as components supplied to third parties.

          In addition, Ricoh is one of the leading manufacturers of measuring equipment in Japan. Ricoh offers a wide range of measuring equipment, such as gas meters and gas leak detectors. Sales in the measuring equipment category are greatly affected by the cyclical nature of market demand for this equipment.

OTHER
-----

          The Other segment, which accounted for 6.9% of Ricoh's net sales for fiscal year 2009, includes digital cameras, financing and logistics services.

          Ricoh is one of the pioneers in commercializing digital cameras, which have tremendous potential as "image capturing devices." As digital cameras may be used in a variety of ways to capture and input images, Ricoh expects that the digital camera market will continue to grow in the future. During fiscal year 2009, Ricoh released new digital cameras under the names "G600," "CX1," "RICOH R10" and "GX200". The "G600" is a compact digital camera with a tough body that can withstand the outdoors, including water, dirt and impact. The "CX1" is a digital camera featuring a 9.29 mega pixel CCD and a 7.1x optical zoom lens, and is able to process images at high speed since it is equipped with a highly evolved image processing engine called "Smooth Imaging Engine IV" and a CMOS sensor. Ricoh also introduced during fiscal year 2009 the "RICOH R10," a standard digital camera model. The "GX200" is a high-performance compact digital camera that is equipped with a 24mm (35mm film camera equivalent) 3x wide-angle zoom lens and a removable LCD viewfinder, which has been well-received by customers since its introduction. In December 2008, the "GX200" was awarded the "iF product design award 2009" gold award for its innovative design along with the "GR DIGITAL II," which is a compact digital camera that Ricoh introduced during fiscal year 2008 that is made to exacting standards featuring high image quality.

          Ricoh provides certain financing services through Ricoh Leasing Co., Ltd., which leases industrial equipment and medical equipment as well as office equipment, and offers loans, such as support loans, to small businesses and independent doctors.

          Ricoh Logistics System Co. Ltd. offers logistics services in the delivery, distribution and storage of products, such as electronic products, office equipment, and electronic and machinery parts.

GROUP VISION AND MANAGEMENT PLANS
---------------------------------

          With "Winner in the 21st Century (Build a strong global RICOH brand)" as its group vision, Ricoh strives to continue growing and developing as a global company by gaining the trust of its customers. Ricoh intends to gain the trust of its customers by continuously working towards achieving greater customer productivity and knowledge management. Accordingly, Ricoh plans to conduct its business activities in a way that provides innovative products and services to all of its customers (including those who use information at work and in their lives outside of work) based on Ricoh's three core values of "harmonizing with the environment (i.e., reducing and minimizing environmental impact)," "simplifying your life and work (i.e., enhancing user friendliness and striving towards simplification)," and "supporting knowledge management (i.e., offering solutions to process information)."

          In addition to this overall group vision, management has established medium-term goals. Fiscal year 2009 was the first fiscal year of the 16th Medium-Term Management Plan, which covers the period from fiscal year 2009 through fiscal year 2011, and Ricoh made efforts to lay the groundwork to achieve the objectives of this plan. Under the 16th Medium-Term Management Plan, Ricoh's objectives are to earn even greater trust from its customers by placing greater emphasis on customer viewpoints and continuing to provide products and services which meet and exceed customer expectations. To achieve the objectives of the 16th Medium-Term Management Plan, Ricoh has established the following five basic group management strategies: (1) become the market leader in each of the targeted business areas (such as the production printing business and the solution business), (2) strengthen and accelerate its environmental management (which encompasses environment-related technological development, such as the development of products like color PxP toners (tin-free eco-toners that anchor toner particles at low temperatures), the management of resources and energy used in the entire lifecycles of Ricoh products and the delivery to customers of Ricoh's environmental philosophy and activities), (3) promote "Ricoh Quality" (which means to accelerate the innovation processes to achieve greater customer satisfaction), (4) create new business lines and (5) build a strong global RICOH brand.

          More specifically, in the Imaging and Solutions segment, Ricoh is utilizing its strengths, such as customer contacts, broad product lines, image processing technologies, ability to propose solutions and ability to conduct business globally, to respond to the increasingly diverse needs of a greater number of customers, and further solidify its business foundation. Ricoh understands that "work flow," "security," "TCO," "compliance" and the "environment" are important considerations for customers. By focusing on these considerations, Ricoh intends to provide greater value to its customers using its products. For example, to contribute to the overall productivity increase of its customers, Ricoh is working to develop (1) printing solutions that efficiently network multiple copiers and printers and (2) document solutions that construct and manage a file server system that saves, searches and outputs documents. Furthermore, Ricoh is striving to create new service businesses, such as a service in which customers outsource their business processing to Ricoh, by utilizing its strengths. To achieve the above goals, Ricoh will continue to focus its efforts on developing solution platforms and enhancing its solution sales organization. Ricoh also has plans to expand in fiscal years 2010 and 2011 its business in the printing market by (1) expanding its low-end printing business by offering better color laser printers and color GELJET printers, and (2) stabilizing and expanding its production printing business. In the Industrial Products segment, Ricoh is working to identify new business areas where large growth can be expected, and allocate and direct its resources to such business areas. Ricoh is also making an effort to strengthen cooperation among personnel in the technical fields and the other business areas in order to develop new businesses that combine diverse fields.

          In addition, Ricoh plans to take further steps to develop business in the emerging markets in the Imaging and Solutions segment and the Industrial Products segment. For example, during fiscal year 2010, Ricoh plans to complete the construction of a manufacturing plant in Thailand for MFPs and laser printers to reinforce its manufacturing network in Asia. This new manufacturing plant will allow Ricoh to improve its production capabilities in this region and to hedge against the risk of over-dependence on its manufacturing plants located in China. In addition, Ricoh expects that this new plant will lead to increased business in the Asia region since locating manufacturing plants close to sales subsidiaries customarily increases coordination and enables Ricoh to develop and manufacture products that satisfy the specific demands of customers in such region.

SALES AND DISTRIBUTION
----------------------

          Ricoh continues to utilize the following three marketing and sales channels for the distribution of its products to end-user customers in Japan:
(1) direct sales by Ricoh to end-user customers through 9 domestic subsidiaries and affiliates, (2) sales through independent dealers of office equipment and
(3) sales through independent office supply wholesalers and retailers. Ricoh estimates that over one-half of its domestic copier sales by revenue are derived from its direct sales channels to end-user customers, with the remaining balance being divided between sales through independent dealers of office equipment and independent office supply wholesalers and retailers. These marketing and sales channels are coordinated by Ricoh's seven regional sales subsidiaries located in the Hokkaido, Tohoku, Kanto, Chubu, Kansai, Chugoku and Kyushu areas. During fiscal year 2009, in an effort to consolidate its operations, Ricoh merged 33 sales subsidiaries in Japan into five sales subsidiaries to enhance the efficiency of its domestic sales activities. As a result, as of the end of fiscal year 2009, Ricoh has seven domestic sales subsidiaries, which include Hokkaido Ricoh Inc. and Ricoh Sales Inc.

          Ricoh has organized marketing and sales channels to accommodate its four operating regions outside of Japan: (1) the Americas, (2) Europe, Africa, and the Middle East, (3) Asia and Oceania and (4) China. One of Ricoh's strategies in expanding its overseas marketing and sales channels has been to acquire office equipment sales companies in various locations around the world through which it can sell its products. Accordingly, in addition to selling Ricoh brand name products through its overseas sales subsidiaries, affiliates and independent dealers (similar to the marketing and sales channels used for the distribution of products in Japan), Ricoh also sells its products through the following two marketing and sales channels in the overseas market: (1) sales of products under brand names which Ricoh purchased through acquisitions (i.e., the "Savin" brand, the "Lanier" brand and the "Infotec" brand) and (2) sales of Ricoh's products by other companies under their brand names where Ricoh is the original equipment manufacturer ("OEM"). Savin and Lanier were originally Ricoh's OEM distributors prior to their acquisition. During fiscal year 2009, Ricoh acquired the U.S.-based IKON and its subsidiaries, who supply and service a wide range of office equipment in the U.S., Canada and the Western European markets. With this acquisition, Ricoh aims to strengthen and broaden its business opportunities and infrastructure in the U.S., Canada and Europe by capitalizing on IKON's broad sales and service network and gaining access to IKON's customer relationships, which includes large private corporations as well as U.S. government and public sector entities/organizations.

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

AFTER-SALES SERVICE
-------------------

          Ricoh provides repair and maintenance services for its products to Ricoh's end-user customers based on the belief that periodic and timely maintenance services are essential in preserving Ricoh's market share in the relevant products. These maintenance services are provided to customers pursuant to maintenance service contracts customarily entered into at the time the equipment is originally sold.

          In Japan, repair and maintenance services are generally provided by Ricoh's service specialists. Ricoh's service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Ricoh's Customer Support System is available on a nationwide basis in Japan in order to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers that are in operation and provide prompt service to such copiers. The total number of Ricoh's sales and service personnel in Japan is approximately 23,100. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers in the overseas market who purchase Ricoh products. The total number of Ricoh's overseas sales and service personnel is approximately 46,500.

          Additional information regarding the manner in which Ricoh accounts for its after-sales services is set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are included in this annual report.

          PRINCIPAL MARKETS
          -----------------

          Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh's sales decreased in fiscal year 2009. As noted below, for fiscal year 2009, net sales in Japan, the Americas, Europe and Other as a percentage of total net sales were 44.9%, 24.0%, 25.0% and 6.1%, respectively. The table below breaks down for each geographic area the total net sales amount and percentage of such net sales amount as compared against total net sales for each of the last three fiscal years.

SALES BY GEOGRAPHIC AREA

                       Millions of Yen (except for percentages to net sales)
                                    For the Year Ended March 31,
               ---------------------------------------------------------------------
                        2007                    2008                    2009
               ---------------------   ---------------------   ---------------------
JAPAN          Yen 1,002,251    48.4%  Yen 1,016,034    45.8%  Yen   938,331    44.9%
THE AMERICAS         426,453    20.6         434,799    19.6         502,862    24.0
EUROPE               507,158    24.5         603,219    27.2         523,407    25.0
OTHER                133,063     6.5         165,937     7.4         127,096     6.1
------------------------------------------------------------------------------------
   Total       Yen 2,068,925   100.0%  Yen 2,219,989   100.0%  Yen 2,091,696   100.0%
------------------------------------------------------------------------------------

Notes:

(1) Sales amounts set forth in the above table are based on the location of the purchaser (external customer) of the product. For example, if the product is manufactured in Japan and sold to an external customer located in the United States, such sale would be recorded as a sale in the Americas.

(2) During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation and excluded from the above segment data for fiscal year 2007 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(1) Japan

          As the economic crisis spread across the world during fiscal year 2009, the Japanese economy suffered an overall decline in demand and corporate performance worsened. In light of such economic situation, customers reduced their capital investments in office equipment and focused on reducing printing costs by reducing printing volume. Furthermore, competition in the type of products that Ricoh manufactures and markets continued to intensify. As a result, sales in Japan for fiscal year 2009 decreased by 7.6% compared to fiscal year 2008. Despite such environment, Ricoh continued to change its product lineup from analog stand-alone equipment and monochrome products to value-added digital equipment with network capabilities and color products in order to respond to customers' preferences. To assist customers in managing their Total Document Volume ("TDV") effectively and efficiently in the office environment, Ricoh also offered various business solutions to create a networked environment that meets customers' needs. In addition, by using its "Operius" business that launched in fiscal year 2008, Ricoh assisted its customers by developing a more efficient and effective work environment.

(2) The Americas

          Despite sluggish economic conditions in the Americas as a result of the economic recession in the United States, Ricoh continued to introduce new color MFPs to meet customers' demands for color and high-speed printing products with networking capabilities.

          During fiscal year 2009, Ricoh acquired the U.S.-based IKON and its subsidiaries, who supply and service a wide range of office equipment in the U.S., Canada and the Western European markets. With this acquisition, Ricoh aims to strengthen and broaden its business opportunities and infrastructure in the U.S., Canada and Europe by capitalizing on IKON's broad sales and service network and gaining access to IKON's customer relationships, which includes large private corporations as well as U.S. government and public sector entities/organizations.

(3) Europe

          As turmoil in the financial market triggered by the U.S. subprime mortgage crisis spread to Europe, customer demand for office equipment declined. As a result, sales of PPCs/MFPs decreased despite Ricoh's efforts to introduce new products in such product lines. Despite such economic situation, Ricoh continued to enhance and introduce new products in the Imaging and Solutions segment so that customers are able to fulfill more of their office equipment needs through Ricoh.

          After acquiring IKON to further enhance its sales and service network, Ricoh consolidated the European business operations of IKON into Ricoh Europe PLC's operations during fiscal year 2009. The purpose of this consolidation was to optimize the operational structure in each country in this geographic region to respond promptly to new customer demands and to enhance the effectiveness of its business by eliminating duplicative functions.

(4)  Other

          The Other geographic area includes China, South East Asia and Oceania. Sales in this geographic area decreased due to slower demand in office products during the second half of fiscal year 2009 as a result of the global financial crisis. Despite this decrease in sales in fiscal year 2009, Ricoh still believes that this geographic area will expand in the future. Accordingly, Ricoh continues to view this geographic area as strategically important not only as a production site but also as a potential market within which to increase future sales of its products. Consistent with such view, Ricoh commenced the construction of a new manufacturing plant in Thailand during fiscal year 2009. Ricoh expects to complete the construction of this plant and commence operations during fiscal year 2010. Ricoh expects this new manufacturing plant will secure sufficient production capacity and reduce its dependence on its production facilities in China. In addition, Ricoh continues to strengthen its relationships with its customers in this geographic area by working closely with its regional sales network.

COMPETITION
-----------

          The office equipment industry in which Ricoh primarily competes remains highly competitive and Ricoh continues to encounter intense competition in its Imaging and Solutions segment. Furthermore, competition in each of the product categories in the Imaging and Solutions segment is expected to increase in the future as Ricoh's competitors enhance and expand their product and service offerings. This increase in competition may result in price reductions and decreases in profitability as well as market share in these products. Ricoh cannot provide assurance that it will be able to compete successfully against existing or future competitors. Moreover, Ricoh may face competition from some of its current customers and companies with which Ricoh has strategic business relationships.

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

          Despite this intense competition in the office equipment industry, Ricoh's management believes that Ricoh will be able to maintain and enhance its position in the global market because of its experience, expertise and technical capabilities as a leading provider of office and production printing equipment, and dedication to meet customers' needs.

SEASONALITY
-----------

          Sales in the Imaging and Solutions segment generally increase in March of each year, which is the end of the fiscal year for most Japanese companies. This is due to the increase in demand for these products as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. Sales generated during the month of March each year due to this seasonality accounts for approximately 12.8% of Ricoh's domestic sales in Japan. However, the effect of this seasonality on a consolidated basis is minimal, as only approximately 3.7% of Ricoh's total consolidated sales are generated from domestic sales in Japan during the month of March.

SOURCES OF SUPPLY
-----------------

          The raw materials, parts and components used in the production of Ricoh's products, such as plastics, rubber and chemicals are procured on a global basis. Prices of some raw materials that Ricoh uses fluctuate according to the market and prices of some parts and components that Ricoh uses fluctuate as well. Generally, Ricoh maintains multiple suppliers for the most significant categories of raw materials, parts and components to address such fluctuations. Because very few of the raw materials required by Ricoh in manufacturing its products can be procured in Japan, most of the raw materials used by Ricoh come from outside of Japan. Ricoh monitors the availability of raw materials on a regular basis to ensure that it will not encounter any shortages. Ricoh has not experienced any significant difficulty in obtaining the raw materials, parts and components necessary for it to manufacture its products and believes that it will be able to continue to obtain necessary raw materials, parts and components in sufficient quantities to meet its manufacturing needs in the future. A rise in crude oil prices may lead to an increase in the overall cost of procuring raw materials, parts and components. This is due to the fact that the cost of oil-based parts and components, the processing costs of raw materials and fuel costs of shipping and distributing such raw materials, parts and components may increase as a result of higher crude oil prices. However, Ricoh believes that it will be able to adequately manage the impact of any such price volatility in connection with the raw materials, parts and components that are required for the manufacturing of its products.

INTELLECTUAL PROPERTY
---------------------

          Ricoh holds a large number of patents and trademark rights. While Ricoh considers such intellectual property rights to be valuable assets and important for its operations, it believes that its business is not dependent to any material extent upon any single patent or trademark right, or any related group of rights it holds.

          Ricoh also has many licenses and technical assistance agreements covering a wide variety of products. Such agreements grant Ricoh the right to use certain Japanese and foreign patents or the right to receive certain technical information. However, Ricoh is not materially dependent on any such single license or agreement.

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

GOVERNMENT REGULATIONS
----------------------

          Ricoh's business activities are subject to various government regulations in the various countries in which it operates, including regulations relating to business and investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Ricoh is also subject to environmental regulations in the jurisdictions in which it operates, particularly those jurisdictions in which it has manufacturing, research or similar operations.

          Four environmental regulations which may affect Ricoh's businesses are the European Union Directive on Waste Electrical and Electronic Equipment (the "WEEE Directive"), the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the "RoHS Directive"), the European Union Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals (the "REACH Regulation") and the European Union Directive on Energy-Using Products (the "EuP Directive", also commonly known as Directive 2005/32/EC). Beginning in August 2005, the WEEE Directive, as enacted by individual European Union countries, made manufacturers or importers of electrical and electronic equipment in the European Union financially responsible for the collection, recycling, treatment, recovery and legitimate disposal of collected electrical and electronic equipment. The RoHS Directive prohibits more than specific levels of lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE) to be contained in electrical and electronic equipment that is to be sold in the European Union market from July 2006. The REACH Regulation was entered into force in June 2007 to improve and protect human health and the environment through the identification of intrinsic properties of chemical substances and, among other things, requires the registration of chemical substances manufactured or used in products that are sold in the European Union. This regulation covers almost all forms of chemicals (that is, products in gaseous, liquid, paste or powdery form) and "articles" (as defined in the REACH Regulation) manufactured in or imported into the European Union. The EuP Directive sets forth a framework for establishing eco-design requirements for energy-using products by systematically integrating environmental aspects at early stages of the product design. One of the important goals of the EuP Directive is to improve the overall environmental performance of products throughout their life-cycle. A variety of similar environmental regulations have been or are expected to be enacted in other regions where Ricoh operates.

          While Ricoh's businesses may be affected by various government regulations, Ricoh currently operates, and expects to continue operating, its business without significant difficulty in complying with applicable government regulations.

C. Organizational Structure

          As of March 31, 2009, the Ricoh group includes the Company, 302 subsidiaries and 9 affiliates located worldwide.

          The Company is the parent of the Ricoh group. The Company heads the R&D activities of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

          The following is a list of the principal subsidiaries of the Company. None of the Company's 9 affiliates are considered material affiliates of Ricoh.

                                                          Proportion
                                             Country of  of ownership
             Company Name                    Formation     interest                          Main businesses
---------------------------------------------------------------------------------------------------------------------------------
(SUBSIDIARIES)
Ricoh Optical Industries Co., Ltd.                Japan      100.0     Manufacturing optical equipment
Tohoku Ricoh Co., Ltd.                            Japan      100.0     Manufacturing office equipment
Ricoh Unitechno Co., Ltd.                         Japan      100.0     Manufacturing parts for office equipment
Ricoh Elemex Corporation                          Japan      100.0     Manufacturing and sales of office equipment and minuteness equipment
Ricoh Microelectronics Co., Ltd.                  Japan      100.0     Manufacturing parts for office equipment
Ricoh Keiki Co., Ltd.                             Japan      100.0     Manufacturing parts for office equipment
Ricoh Printing Systems, Ltd.                      Japan      100.0     Manufacturing and sale of office equipment
Ricoh Tohoku Co., Ltd.                            Japan      100.0     Sale of office equipment
Ricoh Chubu Co., Ltd.                             Japan      100.0     Sale of office equipment
Ricoh Kansai Co., Ltd.                            Japan      100.0     Sale of office equipment
Ricoh Chugoku Co., Ltd.                           Japan      100.0     Sale of office equipment
Ricoh Kyushu Co., Ltd.                            Japan      100.0     Sale of office equipment
Hokkaido Ricoh Co., Ltd.                          Japan      100.0     Sale of office equipment
Ricoh Sales Co., Ltd.                             Japan      100.0     Sale of office equipment
Ricoh Technosystems Co., Ltd.                     Japan      100.0     Maintenance, service and sale of office equipment
Ricoh Logistics System Co., Ltd.                  Japan      100.0     Logistics services and custom clearances
Ricoh Leasing Co., Ltd.                           Japan       51.1     General leasing
Ricoh Electronics, Inc.                          U.S.A.      100.0     Manufacturing office equipment and related supplies
Ricoh UK Products Ltd.                             U.K.      100.0     Manufacturing office equipment
Ricoh Industrie France S.A.S.                    France      100.0     Manufacturing office equipment and related supplies
Ricoh Asia Industry (Shenzhen) Ltd.               China      100.0     Manufacturing office equipment and related supplies
Shanghai Ricoh Digital Equipment Co., Ltd.        China      100.0     Manufacturing and sale of office equipment
Ricoh Americas Corporation                       U.S.A.      100.0     Sale of office equipment
InfoPrint Solutions Company, LLC                 U.S.A.       79.5     Sale of office equipment
IKON Office Solutions, Inc.                      U.S.A.      100.0     Sale of office equipment
Ricoh Europe Holdings PLC                          U.K.      100.0     Sale of office equipment
Ricoh Asia Industry Ltd.                     Hong Kong,      100.0     Sale of office equipment
                                                  China

                                                          Proportion
                                             Country of  of ownership
             Company Name                    Formation     interest                          Main businesses
---------------------------------------------------------------------------------------------------------------------------------
Ricoh Asia Pacific Pte Ltd                    Singapore      100.0     Sale of office equipment
Ricoh China Co., Ltd.                             China      100.0     Sale of office equipment
Ricoh Finance Nederland B.V.                Netherlands      100.0     Corporate finance
And 272 other subsidiaries
(AFFILIATES)
9 affiliates (none of which are material
   affiliates)

Notes:

(1)  Proportion of ownership interest includes indirect ownership.

(2) Figures in parentheses indicate portion of voting power if different from portion of ownership interest.

(3) Ricoh Leasing Co., Ltd. and NRG Group PLC are the only subsidiaries of the Company that are a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X.

D. Property, Plant and Equipment

     Ricoh manufactures its products primarily in fifteen plants in Japan and six plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. The following table gives certain information as of March 31, 2009 regarding the Company's and its subsidiaries' principal manufacturing and other facilities. With the exceptions of Shanghai Ricoh Digital Equipment Co., Ltd. and GR Advanced Materials Ltd., the manufacturing and other facilities listed below have floor space exceeding 10,000 square meters.

Name (Location)                                                 Floor space        Principal activities and products manufactured
-----------------------------------------------------------  -----------------  ----------------------------------------------------
                                                               (in thousands
                                                             of square meters)
Japan:
   Ricoh Company, Ltd.
      Ohmori Plant (Tokyo)                                           54         Parts relating to copiers
      Atsugi Plant (Kanagawa)                                        73         Office equipment and other products
      Numazu Plant (Shizuoka)                                       122         Paper and toner
      Ikeda Plant (Osaka)                                            27         Electronic devices
      Hatano Plant (Kanagawa)                                        15         Printed circuit boards and electronic components
      Fukui Plant (Fukui)                                            34         Papers and toner
      Gotenba Plant (Shizuoka)                                       70         Office equipment
      Yashiro Plant (Hyogo)                                          34         Electronic devices
      Ricoh Technology Center (Kanagawa)                             71         R&D
      Head Office (Tokyo)                                            21         Head office and marketing of office equipment

Name (Location)                                                 Floor space        Principal activities and products manufactured
-----------------------------------------------------------  -----------------  ----------------------------------------------------
                                                               (in thousands
                                                             of square meters)
      Research & Development Center                                  17         R&D
       (Kanagawa)
      System Center (Tokyo)                                          10         Information system center, marketing of office
                                                                                equipment and other business
      Ginza Office (Tokyo)                                           11         Marketing of office equipment and other business
      Shin-Yokohama office (Kanagawa)                                40         Marketing of office equipment, other business and
                                                                                related services
      Katsuta office (Ibaraki)                                       54         R&D of production printing products
   Subsidiaries:
      Ricoh Optical Industries Co., Ltd. (Iwate)                     23         Photographic equipment
      Tohoku Ricoh Co., Ltd. (Miyagi)                                55         Office equipment, parts relating to copiers and
                                                                                duplicators
      Hasama Ricoh, Inc. (Miyagi)                                    14         Parts relating to copiers and data processing
                                                                                equipment
      Ricoh Unitechno Co., Ltd. (Saitama)                            18         Office equipment
      Ricoh Elemex Corporation. (Aichi)                              47         Office equipment and measuring equipment
      Ricoh Microelectronics Co., Ltd. (Tottori)                     12         Printed circuit boards and electronic components
      Ricoh Keiki Co., Ltd. (Saga)                                   10         Printed circuit boards and parts relating to copiers
      Ricoh Printing Systems, Ltd. (Ibaraki)                         54         Printers and production printing products
   Overseas:
      Ricoh Electronics, Inc.                                        81         Copiers, parts relating to copiers, toner and
      (Irvine, Santa Ana and Tustin, California and                             thermal paper
      Lawrenceville, Georgia, U.S.A.)

Name (Location)                                                 Floor space        Principal activities and products manufactured
-----------------------------------------------------------  -----------------  ----------------------------------------------------
                                                               (in thousands
                                                             of square meters)
      Ricoh UK Products Ltd.                                         34         Copiers, parts relating to copiers and toner
      (Telford, United Kingdom)
      Ricoh Industries France S.A.S.                                 42         Copiers, parts relating to copiers and thermal paper
      (Colmar, France)
      Ricoh Asia Industry (Shenzhen) Ltd. (Shenzhen, China)          42         Copiers, parts relating to copiers, and toner
      Ricoh Components Asia (Shenzhen) Co., Ltd.                     35         Printed circuit boards and electronic components
      (Shenzhen, China)
      Shanghai Ricoh Facsimile Co., Ltd (Shanghai, China)            27         Facsimile equipment
      Ricoh Thermal Media (Wuxi) Co., Ltd.                           25         Direct thermal paper and thermal transfer ribbon
      (Shenzhen, China)
      Shanghai Ricoh Digital Equipment Co., Ltd.                      6         Copiers, facsimile equipment and parts relating to
      (Shanghai, China)                                                         copiers
      GR Advanced Materials Ltd.                                      7         Supplies relating to duplicators
      (Scotland, United Kingdom)

          As discussed in this Item 4, during fiscal year 2010, Ricoh plans to complete the construction of a manufacturing plant in Thailand for MFPs and laser printers to reinforce its manufacturing network in Asia. This new manufacturing plant will allow the Company to improve its production capabilities and to hedge against the risk of over-dependence on its manufacturing plants located in China. In addition, one of Ricoh's subsidiaries, Tohoku Ricoh Co., Ltd is expected to establish a manufacturing plant in Japan during fiscal year 2010 for PxP toners, which are toners that are capable of producing higher quality images.

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

Item 5. Operating and Financial Review and Prospects
        --------------------------------------------

OVERVIEW

          Ricoh is engaged primarily in the development, manufacturing, sales and servicing of office automation equipment, such as PPCs/MFPs, laser printers, GELJET printers, production printing products and facsimile machines, as well as digital cameras, semiconductor devices and thermal media. Ricoh supports its office and production printing equipment business by offering customers various "solution" systems that work with personal computers and servers, and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh's support services include assisting customers in setting up their information technology environment or network administration. Ricoh also offers various supplies and peripheral products to be used with its products and systems.

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

          Historically, Ricoh's revenues have been derived mainly from the manufacturing and sale of equipment (such as copiers and printers). In recent years, the key factor to achieve revenue growth has been the expansion of available product lines and areas of services to address the increase in customer demand for digitization, color printing and high volume printing, which became possible upon the introduction of printers with high-speed printing capabilities. Notwithstanding the effect of the current global economic recession, Ricoh remains focused on achieving sustained growth in the current competitive environment. To achieve such growth, Ricoh has striven to broaden its revenue and earnings base by increasing the total copying or printing volume of its customers (which Ricoh refers to as "Building Total Document Volume") and the amount of revenue per copy or printed page. More specifically, Ricoh's strategies continue to include (1) replacing monochrome products with color models at prices comparable to those of monochrome models, (2) expanding sales of high-speed models and (3) deploying printing solutions so that customers can optimize the total output costs of their copiers and printers. In support of such strategies, Ricoh has been placing a high priority on creating products that add value for customers in new ways (e.g., higher print speeds, easier network connectivity, enhanced user-friendliness and improved security features). To this end, Ricoh continued to reinforce its technological strengths during fiscal year 2009 by making capital expenditures and investments in R&D to create products and services that can provide new value for its customers.

          To increase the sale of its products to corporations with global operations, Ricoh has been expanding its sales structure in the Imaging and Solutions segment through various means during the last few fiscal years, including the acquisition of the European sales and service companies of Danka Business Systems PLC and the acquisition of the U.S.-based IKON and its subsidiaries, who supply and service a wide range of office equipment in the U.S., Canada and the Western European markets.

          In addition to its continuing efforts to strengthen its printing and copying business, Ricoh and IBM formed a joint venture company, InfoPrint Solutions Company (which commenced its operations in June 2007), to enter into the production printing business. At the time this company commenced its operations, Ricoh owned 51 percent of this company. Based on the agreement entered into with IBM, Ricoh's ownership percentage is expected to gradually increase up to 100 percent by July 2010. As of March 31, 2009, Ricoh owned 79.5 percent of InfoPrint Solutions Company. Ricoh expects that this company will strengthen its capabilities in output solutions, including large volume production printing products.

          Furthermore, Ricoh continued to steadily increase its operational efficiency through cost-cutting measures across its business units, which included the reduction of production costs and the streamlining of its business structure, as well as supply chain management. As part of its strict cost management policy, Ricoh continued to analyze the cost structure of its products at the design phase for the purpose of minimizing production costs.

          In terms of fiscal year 2009, Ricoh's consolidated net sales decreased by 5.8% to Yen 2,091.6 billion, from Yen 2,219.9 billion for fiscal year 2008, due primarily to the decrease in net sales in all of its operating segments in Japan and overseas. This decrease was due mainly to the global economic recession stemming from the global financial crisis, which caused a decrease in customer demand for Ricoh products as customers decreased their capital spending. The decrease in net sales was also attributable to the depreciation of the U.S. Dollar and the Euro against the Japanese Yen. While net sales generated by IKON, which became a consolidated subsidiary in fiscal year 2009 (whose net sales were reflected for part of the fiscal year), as well as InfoPrint Solutions Company, which became a consolidated subsidiary in fiscal year 2008 (whose net sales were reflected for the full fiscal year for the first time), contributed to the increase in overall net sales in the Americas for fiscal year 2009, such increase was not sufficient to fully offset the decrease in net sales of Ricoh's other businesses and the appreciation of the Japanese Yen. While cost of sales decreased by 4.3% for fiscal year 2009, such percentage decrease was less than the percentage decrease of net sales because Ricoh lowered the sales price for certain products to stimulate sales in the sluggish and competitive market, and Ricoh was not able to fully absorb certain fixed costs as a result of the decrease in production volume. As a result, gross profit decreased by 7.9% for fiscal year 2009 as compared to fiscal year 2008. In terms of its selling, general and administrative expenses, while the group-wide cost reduction efforts contributed to a decline in ongoing operating expenditures, Ricoh incurred additional strategic expenses in connection with its efforts to (1) enhance its sales and service structures, such as through the IKON acquisition, (2) expand its production printing business and (3) make structural changes aimed at improving its operational efficiency on a worldwide basis of all aspects of its R&D, manufacturing and sales operations. Consequently, selling, general and administrative expenses increased by 4.5% from fiscal year 2008. As a result, Ricoh's operating income for fiscal year 2009 decreased by 58.9%, with operating income as a percentage of net sales decreasing from 8.2% to 3.6% as compared to fiscal year 2008.

KEY PERFORMANCE INDICATORS

The following table shows changes for the last three fiscal years in the key performance indicators that Ricoh's management uses in assessing its performance. Ricoh's management considers these indicators to be important in monitoring and evaluating its performance to meet the expectation of its shareholders.

                                             For the year ended March 31,
                                             ----------------------------
                                                2007      2008      2009
                                              -------   -------   -------
Net Sales (in billions of Yen)                2,068.9   2,219.9   2,091.6
Operating income to net sales ratio/(1)/          8.4%      8.2%      3.6%
Return on assets/(2)/                             5.2%      4.8%      0.3%
Inventory turnover within months/(3)/            1.83      1.78      1.86
Interest-bearing debt (in billions of Yen)      415.6     384.3     779.1

Notes:

/(1)/ Operating income to net sales ratio = Operating income divided by net sales.

/(2)/ Return on assets = Net income divided by average total assets for the fiscal year.

/(3)/ Inventory turnover within months = Inventory divided by average monthly cost of sales.

In fiscal year 2009, Ricoh's consolidated net sales decreased by 5.8% to Yen 2,091.6 billion, from Yen 2,219.9 billion for fiscal year 2008, due primarily to the decrease in net sales in all of its operating segments. Operating income to net sales ratio decreased by 4.6 percentage points to 3.6% from 8.2% for fiscal year 2008 due primarily to the decrease in operating income resulting from the decrease in net sales. Return on assets decreased by 4.5 percentage points to 0.3% from 4.8% for fiscal year 2008 due mainly to the consolidation of IKON's assets with Ricoh's assets as a result of its acquisition. Inventory turnover within months increased by 0.08 points. Interest-bearing debt increased by Yen
394.8 billion due primarily to the consolidation of IKON's interest bearing debt with Ricoh's interest bearing debt as a result of its acquisition and the increase in interest-bearing debt of the Company as it borrowed additional funds from third parties to finance the IKON acquisition.

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

          Ricoh enters into contractual arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables." Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

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

          Pension Accounting
          ------------------

          The total costs for employees' severance payments and pension plans represented approximately 0.9%, 0.8% and 0.9% of Ricoh's total costs and expenses for fiscal years 2007, 2008 and 2009, respectively. The amounts recognized in the consolidated financial statements relating to employees' severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees' severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service and other factors. Among these assumptions, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2009, Ricoh recognized and reflected in its consolidated balance sheets the funded status of its pension plans (equal to the difference between the fair value of plan assets and the projected benefit obligations) in the total amount of Yen 153.2 billion.

          For fiscal years 2007, 2008 and 2009, Ricoh used expected long-term rates of return on pension plan assets of 3.1%, 3.2% and 3.5%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh's analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 35%, 40%, 15% and 10% of the plan assets will be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2009, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2007, 2008 and 2009 were approximately 2.3% (gain), 6.4% (loss) and 15.7% (loss), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

          With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumption, Ricoh's weighted average discount rates for fiscal years 2007, 2008 and 2009 were 3.1%, 3.1% and 3.6%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

          The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh's pension plans as of March 31, 2009.

                                                                     CHANGE IN      CHANGE IN PRE-
                                                                  PENSION BENEFIT     TAX PENSION
                      CHANGE IN ASSUMPTION                          OBLIGATIONS        EXPENSES
---------------------------------------------------------------   ---------------   --------------
                                                                         (Billions of Yen)
50 basis point increase / decrease in discount rate                - / + Yen 25.6    - / + Yen 2.3
50 basis point increase / decrease in expected return on assets          --          - / + Yen 1.3

          Purchase Accounting
          -------------------

          Ricoh accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of the acquisition at their respective estimated fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired, as well as the estimated life of each asset, can materially impact the net income of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. In determining the estimated fair value for intangible assets, Ricoh typically utilizes the income approach, which discounts the projected future net cash flow using an appropriate discount rate that reflects the risks associated with such projected future cash flow. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Intangible assets determined to have an indefinite useful life have been reassessed periodically based on the factors prescribed in SFAS No. 142 including, but not limited to, the expected use of the asset by us, legal or contractual provisions that may affect the useful life or renewal or extension of the asset's contractual life without substantial cost, and the effects of demand, competition and other economic factors.

          Impairment of Long-Lived Assets and Goodwill
          --------------------------------------------

          As of March 31, 2009, the aggregate of Ricoh's property, goodwill and intangible assets was Yen 684.7 billion, which accounted for 27.2% of the total assets. Ricoh believes that impairment of long-lived assets and goodwill are critical to Ricoh's financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.

          Ricoh periodically reviews the carrying value of its goodwill for continued appropriateness. This review is based upon Ricoh's projections of anticipated future cashflows and estimated fair value of the reporting units for which goodwill is assigned. Ricoh reviews long-lived assets and acquired intangible assets with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cashflows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

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

          See Note 2 to the Consolidated Financial Statements for "New Accounting Standards."

A. Operating Results

          The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

                                                                                                         Thousands
                                                    Millions of Yen (except percentages)                  of U.S.      % Change
                                     -----------------------------------------------------------------    Dollars    -----------
                                             2007                   2008                  2009           2009/(2)/   2008   2009
                                     -------------------------------------------------------------------------------------------
Net sales
   Products                          Yen 1,189,548          Yen 1,292,228         Yen 1,027,694         $10,380,747   8.6  (20.5)
   Post sales and rentals                  768,965                817,230               955,490           9,651,414   6.3   16.9
   Other revenue                           110,412                110,531               108,512           1,096,081   0.1   (1.8)
--------------------------------------------------------------------------------------------------------------------------------
      Total                              2,068,925  100.0%      2,219,989  100.0%     2,091,696  100.0%  21,128,242   7.3   (5.8)
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales
   Products                                783,681                855,852               710,892           7,180,727   9.2  (16.9)
   Post sales and rentals                  335,444                346,945               440,510           4,449,596   3.4   27.0
   Other revenue                            87,394                 89,465                85,908             867,758   2.4   (4.0)
--------------------------------------------------------------------------------------------------------------------------------
      Total                              1,206,519   58.3%      1,292,262   58.2%     1,237,310   59.1%  12,498,081   7.1   (4.3)
--------------------------------------------------------------------------------------------------------------------------------
      Gross profit                         862,406   41.7%        927,727   41.8%       854,386   40.8%   8,630,162   7.6   (7.9)
Selling, general and
   administrative expenses                 688,026   33.3%        746,221   33.6%       779,850   37.2%   7,877,273   8.5    4.5
--------------------------------------------------------------------------------------------------------------------------------
      Operating income                     174,380    8.4%        181,506    8.2%        74,536    3.6%     752,889   4.1  (58.9)
--------------------------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend
      income                                (5,501)                (6,341)               (5,227)            (52,798)
   Interest expense                          7,350                  4,835                 5,863              59,222
   Foreign currency exchange
      (gain) loss, net                       1,199                 10,901                15,576             157,333
   Loss on impairment of securities            270                    142                26,837             271,081
   Other, net                               (3,457)                (2,700)                  549               5,546
--------------------------------------------------------------------------------------------------------------------------------
      Total                                   (139)  (0.0%)         6,837    0.3%        43,597    2.0%     440,374    --  537.7
--------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before income taxes, minority
   interests and equity in earnings
   of affiliates                           174,519    8.4%        174,669    7.9%        30,939    1.5%     312,515   0.1  (82.3)
--------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes:                 64,326    3.1%         63,396    2.9%        22,158    1.1%     223,818  (1.4) (65.0)
--------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before minority interests and
   equity in earnings of affiliates        110,193                111,273                 8,781              88,697
Minority interests                           5,508                  6,057                 2,322              23,455
Equity in earnings of affiliates             1,539                  1,247                    71                 717
--------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations          106,224    5.1%        106,463    4.8%         6,530    0.3%      65,960   0.2  (93.9)
--------------------------------------------------------------------------------------------------------------------------------
Income from discontinued
   operations, net of tax /(1)/              5,500    0.3%             --     --             --     --                 --
--------------------------------------------------------------------------------------------------------------------------------
      Net income                           111,724    5.4%        106,463    4.8%         6,530    0.3%      65,960  (4.7) (93.9)
--------------------------------------------------------------------------------------------------------------------------------

                                                                    YEN                                          Change
                                     -----------------------------------------------------------------  -----------------------
Reference: Exchange Rates*                   2007                   2008                  2009              2008         2009
-------------------------------------------------------------------------------------------------------------------------------
               US$ 1                    Yen 117.02             Yen 114.40            Yen 100.55           Yen (2.62) Yen (13.85)
               EURO 1                   Yen 150.08             Yen 161.69            Yen 143.74           Yen 11.61  Yen (17.95)

* These rates are the annual average exchange rate of the daily average TTM rates published by The Bank of Tokyo-Mitsubishi UFJ, Ltd. These rates are used when consolidating the financial results of Ricoh's overseas subsidiaries with those of the Company.

Notes:

/(1)/ During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above consolidated financial data for fiscal year 2007 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

/(2)/ The above consolidated financial data set forth under the heading
      "Thousands of U.S. Dollars 2009," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2009, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 99 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2009.

SALES BY PRODUCT

                                                                                                Thousands
                                           Millions of Yen (except for percentages)              of U.S.      % Change
                             ----------------------------------------------------------------    Dollars    -----------
                                     2007                  2008                  2009           2009/(2)/   2008   2009
-----------------------------------------------------------------------------------------------------------------------
IMAGING AND SOLUTIONS
   Imaging Solutions         Yen 1,580,155   76.4% Yen 1,709,491   77.0% Yen 1,598,614   76.4% $16,147,616   8.2   (6.5)
   Network System Solutions        194,312    9.4        200,082    9.0        234,484   11.2    2,368,525   3.0   17.2
INDUSTRIAL PRODUCTS                133,387    6.4        144,340    6.5        115,550    5.5    1,167,172   8.2  (19.9)
OTHER                              161,071    7.8        166,076    7.5        143,048    6.9    1,444,929   3.1  (13.9)
          Total              Yen 2,068,925  100.0% Yen 2,219,989  100.0% Yen 2,091,696  100.0% $21,128,242   7.3   (5.8)
-----------------------------------------------------------------------------------------------------------------------

Notes:

/(1)/ During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above consolidated financial data for fiscal year 2007 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

/(2)/ The above consolidated financial data set forth under the heading
      "Thousands of U.S. Dollars 2009," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2009, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 99 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2009.

/(3)/ The above consolidated financial data set forth net sales to external customers by product.

FISCAL YEAR 2009 COMPARED TO FISCAL YEAR 2008

          Net sales. Consolidated net sales of Ricoh for fiscal year 2009 decreased by 5.8% (or Yen 128.3 billion) to Yen 2,091.6 billion from Yen 2,219.9 billion for fiscal year 2008. For fiscal year 2009, Ricoh recorded a decrease in net sales in all of its operating segments. This decrease was due primarily to the decrease in customer demand for Ricoh products resulting from the global economic recession stemming from the global financial crisis.

          More specifically, the 5.8% decrease was due primarily to the 20.5% decrease in sale of products, which was partially offset by an increase in sale of post sales services.

          The net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen also adversely affected Ricoh's consolidated net sales in fiscal year 2009 as compared to fiscal year 2008 in Japanese Yen. Had the foreign currency exchange rates remained the same as in fiscal year 2008, Ricoh's consolidated net sales would have increased by 1.1%.

          Products. The 20.5% decrease in net sales derived from products was
          --------
due primarily to the decrease in net sales of PPCs/MFPs and laser printers resulting primarily from the sharp decrease in capital spending by customers due to the global economic recession which started with the global financial crisis, and the appreciation of the Japanese Yen. In addition, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales. Despite such environment, Ricoh continued to introduce new product models with advanced features during fiscal year 2009 and Ricoh recorded an increase in the number of color MFP units sold as such products were favorably received by customers who wished to expand their office digital color networking capacity. While net sales generated by products sold by IKON and InfoPrint Solutions Company during fiscal year 2009 contributed to net sales, such increase was not sufficient to fully offset the decrease in net sales of PPCs/MFPs and laser printers.

          Post sales and rentals. Net sales derived from post sales services and
          ----------------------
rentals of equipment increased 16.9% compared to the previous fiscal year due primarily to an increase in sales from post sale services, such as maintenance services, as well as an increase in sales of supplies for PPCs/MFPs, laser printers and GELJET printers. This increase in sales of post sale services and supplies was generated primarily by the increase in the number of equipment in operation (commonly known as machines-in-field, which include new equipment) and the increase in sales of value-added supplies for color products (as opposed to monochrome products). In addition, sales in the network solutions business, such as support services that assist customers establish networked environments in connection with Ricoh's imaging solutions products, solution software and IKON's document outsourcing services (such as on-site printing services), also contributed to the increase in sales of post sales and rentals.

          Other revenue. Net sales derived from other sources (such as financing
          -------------
and logistics) decreased mainly due to decreased net sales from financing services, which decreased as sales of products decreased.

          Cost of sales. Consolidated cost of sales for fiscal year 2009 decreased by 4.3% (or Yen 54.9 billion) to Yen 1,237.3 billion from Yen 1,292.2 billion for fiscal year 2008. This decrease was due primarily to the decrease in sales of products in both of the operating segments as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

          Products. Cost of sales derived from products decreased by 16.9% due
          --------
primarily to the decrease in sales of products in both of the operating segments as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. In addition, because Ricoh reduced its production volume in response to the decrease in demand, Ricoh was not able to fully absorb certain fixed.

          Post sales and rentals. Cost of sales derived from post sales services
          ----------------------
and rentals of equipment increased by 26.9%due primarily to the increase in sales from post sale services, such as maintenance services, as well as an increase in sales of supplies for PPCs/MFPs, laser printers and GELJET printers.

          Other revenue. Cost of sales derived from other sources (such as
          -------------
financing and logistics) decreased by 3.9% due mainly to decreased net sales from financing services, which decreased as sales of products decreased.

          Gross profit. Consolidated gross profit for fiscal year 2009 decreased by 7.9% (or Yen 73.3 billion) to Yen 854.3 billion from Yen 927.7 billion for fiscal year 2008. This decrease in gross profit primarily reflects the decrease in net sales in Ricoh's operating segments as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. In addition, net sales decreased at a higher percentage rate than cost of sales due to the fact that Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, and Ricoh was not able to fully absorb certain fixed costs as a result of the decrease in production volume.

          Selling, general and administrative expenses. Consolidated selling, general and administrative expenses for fiscal year 2009, increased by 4.5% (or Yen 33.6 billion) to Yen 779.8 billion from Yen 746.2 billion for fiscal year 2008. While group-wide cost reduction efforts partially decreased ongoing operating expenditures, Ricoh incurred additional strategic expenses in connection with its efforts to (1) enhance its sales and service structures, such as through the IKON acquisition, (2) expand its production printing business and (3) make structural changes aimed at improving its operational efficiency on a worldwide basis of all aspects of its R&D, manufacturing and sales operations. Fiscal year 2009 was also the first year in which selling, general and administrative expenses of IKON (for part of the fiscal year) and InfoPrint Solutions Company (for the full fiscal year) were reflected in Ricoh's consolidated financial statements, which contributed to the increase in selling, general and administrative expenses. Ricoh invested Yen
124.4 billion in R&D activity during fiscal year 2009 (which was Yen 1.6 billion less than fiscal year 2008) for purposes of developing PPCs/MFPs, laser printers, GELJET printers and production printing products with new capabilities to maintain Ricoh's large market share position in these products in the current competitive marketplace. While the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen resulted in a decrease in selling, general and administrative expenses of approximately Yen 49.9 billion, and the R&D expenses decreased by Yen 1.6 billion as mentioned above, such decreases were not sufficient to fully offset the various items discussed above that increased selling, general and administrative expenses.

          Operating income. Consolidated operating income for fiscal year 2009 decreased by 58.9% (or Yen 106.9 billion) to Yen 74.5 billion from Yen 181.5 billion for fiscal year 2008. Operating income as a percentage of net sales decreased by 4.6 percentage points from 8.2% for fiscal year 2008 to 3.6% for fiscal year 2009. This significant decrease in operating income compared to fiscal year 2008 was due primarily to the decrease in gross profit resulting from the decrease in net sales and to the increase in selling, general and administrative expenses, as Ricoh incurred certain expenses during fiscal year 2009 to expand its business and improve its operational efficiency as discussed above, and the expenses of IKON and InfoPrint Solutions Company were reflected in Ricoh's consolidated financial statements.

          Interest and dividend income. Consolidated interest and dividend income for fiscal year 2009 decreased by Yen 1.1 billion to Yen 5.2 billion from Yen 6.3 billion for fiscal year 2008. This decrease in interest and dividend income was attributable to lower interest rates reflecting the adverse financial market conditions on a global basis.

          Interest expense. Consolidated interest expense for fiscal year 2009 increased by Yen 1.0 billion to Yen 5.8 billion from Yen 4.8 billion for fiscal year 2008. This increase in interest expense reflected the increase in the amount of outstanding interest-bearing debt that Ricoh borrowed from third parties in fiscal year 2009 in connection with its acquisition of IKON.

          Loss on impairment of securities. Consolidated loss on impairment of securities for fiscal year 2009 increased by Yen 26.6 billion to Yen 26.8 billion from Yen 0.1 billion for fiscal year 2008. This increase in loss on impairment of securities was attributable to the decrease in the stock markets.

          Foreign currency exchange (gain) loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for fiscal year 2009 increased by Yen 4.6 billion to Yen 15.5 billion from Yen 10.9 billion for fiscal year 2008. For additional information on Ricoh's foreign exchange hedging activities, see Item 11. Quantitative and Qualitative Disclosures About Market Risk.

          Other, net. Consolidated other, net included in other (income) expenses changed to a loss of Yen 0.5 billion for fiscal year 2009 from an income of Yen 2.7 billion for fiscal year 2008.

          Provision for income taxes. Total consolidated provision for income taxes for fiscal year 2009 decreased by Yen 41.2 billion to Yen 22.1 billion from Yen 63.3 billion for fiscal year 2008. The effective tax rate was 71.6% for fiscal year 2009 compared to 36.3% for fiscal year 2008. The effective tax rate was higher than the Japanese statutory tax rate of approximately 40%. See Note 9 to the Consolidated Financial Statements for additional information.

          Minority interests. Consolidated minority interests for fiscal year 2009 decreased by Yen 3.7 billion to Yen 2.3 billion from Yen 6.0 billion for fiscal year 2008. This decrease was due primarily to the fact that Ricoh no longer recorded earnings for Ricoh Elemex, which became a wholly-owned subsidiary during fiscal year 2009 through a share exchange that was completed in August 2008.

          Equity in earnings of affiliates. Consolidated equity in earnings of affiliates for fiscal year 2009 decreased by Yen 1.1 billion to Yen 0.0 billion from Yen 1.2 billion for fiscal year 2008. This decrease was due primarily to the fact that Ricoh no longer recorded any earnings for a company that ceased to be an affiliate as of October 2007 due to certain restructuring initiatives undertaken by such company. See Note 7 to the Consolidated Financial Statements for additional information.

OPERATING SEGMENTS

                                Millions of Yen (except for percentages)     Thousands of
                             ---------------------------------------------   U.S. Dollars
                                      2008                    2009             2009/(2)/     % Change
----------------------------------------------------------------------------------------------------
IMAGING AND SOLUTIONS
   Net sales                 Yen 1,909,573   100.0%  Yen 1,833,098   100.0%   $18,516,141     (4.0)
   Operating expenses            1,674,940    87.7       1,687,732    92.1%    17,047,798      0.8
   Operating income          Yen   234,633    12.3%  Yen   145,366     7.9%   $ 1,468,343    (38.0)

INDUSTRIAL PRODUCTS
   Net sales                 Yen   148,883   100.0%  Yen   119,671   100.0%   $ 1,208,798    (19.6)
   Operating expenses              144,708    97.2         124,597   104.1      1,258,556    (13.9)
   Operating income (loss)   Yen     4,175     2.8%  Yen    (4,926)   (4.1)%  $   (49,758)      --

OTHER
   Net sales                 Yen   166,076   100.0%  Yen   143,048   100.0%   $ 1,444,929    (13.9)
   Operating expenses              163,529    98.5         142,690    99.7      1,441,313    (12.7)
   Operating income          Yen     2,547     1.5%  Yen       358     0.3%   $     3,616    (85.9)

CORPORATE AND ELIMINATION
   Net sales                 Yen    (4,543)          Yen    (4,121)           $   (41,626)
   Operating expenses               55,306                  62,141                627,687
   Operating income (loss)   Yen   (59,849)          Yen   (66,262)           $  (669,313)

CONSOLIDATED
   Net sales                 Yen 2,219,989   100.0%  Yen 2,091,696   100.0%   $21,128,242     (5.8)
   Operating expenses            2,038,483    91.8       2,017,160    96.4     20,375,354     (1.0)
   Operating income          Yen   181,506     8.2%  Yen    74,536     3.6%   $   752,889    (58.9)

Notes:

     /(1)/ During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above segment data for fiscal year 2007 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

     /(2)/ The above consolidated financial data set forth under the heading
           "Thousands of U.S. Dollars 2009," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2009, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 99 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2009.

     /(3)/ The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging and Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging and Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the consolidated net sales figure for the Imaging and Solutions operating segment set forth in the above table is the aggregate of the sales figures for the Imaging Solutions product category and the Network System Solutions product category set forth in the "SALES BY PRODUCT" table included under Item 5.A. Operating Results.

               Consolidated net sales of Ricoh for fiscal year 2009 decreased by 5.8% (or Yen 128.3 billion) to Yen 2,091.6 billion from Yen 2,219.9 billion for fiscal year 2008.

          This 5.8% percent decrease was due primarily to the 4.0% decrease in sales in the Imaging and Solutions segment which accounted for 87.6% of consolidated net sales. The 4.0% decrease in sales in the Imaging and Solutions segment was in turn due primarily to the 6.5% decrease in sales in the Imaging Solutions category, which accounted for 76.4% of consolidated net sales. The 6.5% decrease in sales in the Imaging Solutions category was partially offset by the 17.2% increase in net sales in the Network System Solutions category.

Imaging and Solutions

          Net sales in the Imaging and Solutions segment for fiscal year 2009 decreased by 4.0% (or Yen 76.4 billion) to Yen 1,833.0 billion from Yen 1,909.5 billion for fiscal year 2008. This decrease was due primarily to lower sales recorded in the Imaging Solutions category.

          More specifically, sales in the Imaging Solutions category for fiscal year 2009 decreased by 6.5% (or Yen 110.8 billion) to Yen 1,598.6 billion from Yen 1,709.4 billion for fiscal year 2008. This decrease was due primarily to the decrease in net sales of monochrome PPCs/MFPs and the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. The decrease in net sales of monochrome PPCs/MFPs was due primarily to the effects of the global economic recession and the shift in customer demand from monochrome products to products with color capabilities. Color PPCs/MFPs still remained popular among customers, especially overseas, as these products are equipped with advanced digital and networking technologies, which address customers' needs for conducting business operations effectively and efficiently by digitalizing and colorizing documents and enabling the handling of large volumes of information. Accordingly, due to their popularity, net sales of value-added supplies for color PPCs/MFPs remained strong and together with the net sales generated by IKON and InfoPrint Solutions Company contributed to the overall net sales in this category. Nonetheless, the contributions these factors made to net sales were not sufficient to fully offset the decrease in net sales of monochrome PPCs/MFPs resulting from the global economic recession and the sharp decrease in customer demand for monochrome PPCs/MFPs. In addition, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales.

          Sales in the Network System Solutions category for fiscal year 2009 increased by 17.2% (or Yen 34.4 billion) to Yen 234.4 billion from Yen 200.0 billion for fiscal year 2008. Sales in the solutions business, such as support services that assist customers establish networked environments in connection with Ricoh's imaging solutions products and solutions with software to optimize total printing costs, continued to increase in the overseas markets in fiscal year 2009. Sales in the printing solutions business increased because customers sought products that streamlined the process of document scanning, indexing and distribution by integrating hardware and software. In addition, IKON's document outsourcing services (such as on-site printing services) also contributed to the increase in sales in this category.

          Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging and Solutions segment would have increased by 3.7% (or Yen 70.9 billion) for fiscal year 2009 as compared to fiscal year 2008.

          For fiscal year 2009, the cost of sales in the Imaging and Solutions segment decreased due primarily to the decrease in net sales and the net effect of the appreciation of the Japanese Yen in relation to the U.S. Dollar and the Euro. In addition, because Ricoh reduced its production volume in response to the decrease in demand, Ricoh was not able to fully absorb certain fixed costs. In terms of selling, general and administrative expenses, while the group-wide cost reduction efforts contributed to a decline in ongoing operating expenditures, Ricoh incurred additional strategic expenses in connection with its efforts to (1) enhance its sales and service structures, such as through the IKON acquisition, (2) expand its production printing business and (3) make structural changes aimed at improving its operational efficiency in this segment. As a result, operating expenses in the Imaging and Solutions segment for fiscal year 2009 increased by 0.8% (or Yen 12.7 billion) to Yen 1,687.7 billion from Yen 1,674.9 billion for fiscal year 2008.

          Operating income for the Imaging and Solutions segment for fiscal year 2009 decreased by 38.0% (or Yen 89.2 billion) to Yen 145.3 billion from Yen
234.6 billion for fiscal year 2008. Operating income as a percentage of net sales for fiscal year 2009 decreased by 4.4 percentage points to 7.9% from 12.3% as compared to fiscal year 2008, due primarily to the decrease in net sales and increase in selling, general and administrative expenses as discussed above.

Industrial Products

          Net sales in the Industrial Products segment for fiscal year 2009 decreased by 19.6% (or Yen 29.2 billion) to Yen 119.6 billion from Yen 148.8 billion for fiscal year 2008. This decrease was due primarily to the decrease in sales of semiconductors devices, thermal media and electronic components, which experienced a sharp decline in demand due primarily to the global economic recession.

          Operating expenses in this segment for fiscal year 2009, decreased by 13.9% (or Yen 20.1 billion) to Yen 124.5 billion from Yen 144.7 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses decreased slightly due mainly to the decrease in net sales and in ongoing operating expenditures as a result of group-wide cost reduction efforts.

          As a result, operating income (loss) for the Industrial Products segment for fiscal year 2009 decreased by Yen 9.1 billion to an operating loss of Yen 4.9 billion from an operating income of Yen 4.1 billion for fiscal year 2008.

Other

          Net sales in the Other segment for fiscal year 2009 decreased by 13.9% (or Yen 23.0 billion) to Yen 143.0 billion from Yen 166.0 billion for fiscal year 2008. During fiscal year 2009, sales of digital cameras decreased due primarily to weak demand for new digital camera products that Ricoh introduced. In addition, net sales from the financing business conducted by Ricoh Leasing Co., Ltd. decreased due mainly to the sharp decline in corporate demand for capital investments as a result of the economic recession in Japan.

          Operating expenses in this segment for fiscal year 2009 decreased by 12.7% (or Yen 20.8 billion) to Yen 142.6 billion from Yen 163.5 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses decreased slightly due mainly to the decrease in net sales and in ongoing operating expenditures as a result of group-wide cost reduction efforts.

          As a result, operating income for the Other segment for fiscal year 2009 decreased by Yen 2.1 billion to Yen 0.3 billion as compared to Yen 2.5 billion for fiscal year 2008. Operating income as a percentage of net sales for fiscal year 2009 decreased by 1.2 percentage points to 0.3% from 1.5 % as compared to fiscal year 2008.

GEOGRAPHIC SEGMENTS BY GEOGRAPHIC ORIGIN

                               Millions of Yen (except for percentages)    Thousands of
                             -------------------------------------------   U.S. Dollars
                                       2008                   2009          2009/(2)/     % Change
-------------------------------------------------------------------------------------------------
JAPAN
   Net sales                 Yen 1,535,513  100.0%  Yen 1,393,196  100.0%  $14,072,687       (9.3)
   Operating expenses            1,427,575   93.0       1,331,638   93.0    13,450,889       (6.7)
   Operating income          Yen   107,938    7.0%  Yen    61,558    7.0%  $   621,798      (43.0)

THE AMERICAS
   Net sales                 Yen   435,783  100.0%  Yen   506,789  100.0%  $ 5,119,081       16.3
   Operating expenses              433,429   99.5         532,734   99.5     5,381,152       22.9
   Operating income (loss)   Yen    2,354    0.5%   Yen   (25,945)   0.5%  $  (262,071)        --

EUROPE
   Net sales                 Yen   604,809  100.0%  Yen   523,539  100.0%  $ 5,288,273      (13.4)
   Operating expenses              565,736   93.5         504,116   96.3     5,092,081      (10.9)
   Operating income          Yen    39,073    6.5%  Yen    19,423    3.7%  $   196,192      (50.3)

OTHER
   Net sales                 Yen   317,598  100.0%  Yen   265,644  100.0%  $ 2,683,273      (16.4)
   Operating expenses              291,141   91.7         252,951   95.2     2,555,061      (13.1)
   Operating income          Yen    26,457    8.3%  Yen    12,693    4.8%  $   128,212      (52.0)

CORPORATE AND ELIMINATION
   Net sales                 Yen (673,714)          Yen  (597,472)         $(6,035,071)
   Operating expenses            (679,398)               (604,279)          (6,103,828)
   Operating income          Yen    5,684           Yen     6,807          $    68,758

CONSOLIDATED
   Net sales                 Yen 2,219,989  100.0%  Yen 2,091,696  100.0%  $21,128,242       (5.8)
   Operating expenses            2,038,483   91.8       2,017,160   96.4    20,375,354       (1.0)
   Operating income          Yen   181,506    8.2%  Yen    74,536    3.6%  $   752,889      (58.9)

Notes:

/(1)/ During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above segment data for fiscal year 2007 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

/(2)/ The above consolidated financial data set forth under the heading
      "Thousands of U.S. Dollars 2009," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2009, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 99 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2009.

/(3)/ The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic segment by geographic origin, include both transactions with external customers as well as intersegment transactions.

Japan

          Sales in Japan for fiscal year 2009 decreased by 9.3% (or Yen 142.3 billion) to Yen 1,393.1 billion from Yen 1,535.5 billion for fiscal year 2008. This decrease was due primarily to decreased sales of PPCs/MFPs, which decrease was partially offset by the increase in sales of laser printers. The decrease in sales of PPCs/MFPs was primarily attributable to (1) the deterioration of customer demand in office equipment during fiscal year 2009 due mainly to the global economic recession as customers reduced their capital investment in office equipment and focused on reducing printing costs by reducing printing volume, and (2) the appreciation of the Japanese Yen against the U.S. Dollar and the Euro. The increase in sales of laser printers, which partially offset the decrease in sales of PPCs/MFPs, was due primarily to increased sales of post sales services such as maintenance services and supplies. Sales of solutions products, such as support services, document management applications and other software, decreased in Japan due to the overall depressed market despite Ricoh's efforts to expand the "Operius" business. In addition, decreased sales of semiconductor devices as well as digital cameras also contributed to the overall decrease in sales in Japan. Furthermore, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales.

          Operating expenses in Japan for fiscal year 2009 decreased by 6.7% (or Yen 95.9 billion) to Yen 1,331.6 billion from Yen 1,427.5 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses also decreased due mainly to the decrease in net sales and in ongoing operating expenditures as a result of Ricoh's group-wide cost reduction efforts.

          As a result, operating income for fiscal year 2009 decreased by 43.0% (or Yen 46.3 billion) to Yen 61.5 billion from Yen 107.9 billion for fiscal year 2008.

The Americas

          Net sales in the Americas for fiscal year 2009 increased by 16.3% (or Yen 71.0 billion) to Yen 506.7 billion from Yen 435.7 billion for fiscal year 2008. Despite sluggish economic conditions in the Americas due to the economic recession in the United States and the net effect of the depreciation of the U.S. Dollar relative to the Japanese Yen, Ricoh recorded increased sales of value-added color PPCs/MFPs and laser printers in the Americas for fiscal year 2009. This increase in sales was due mainly to the fact that (1) Ricoh introduced new models that responded to the diverse range of customer needs for color, networking and high-speed products in this geographic segment and (2) fiscal year 2009 was the first fiscal year in which net sales generated by IKON for part of the fiscal year was consolidated into Ricoh, as IKON became a consolidated subsidiary during fiscal year 2009, and net sales generated by InfoPrint Solutions Company for the full fiscal year was consolidated into Ricoh, as InfoPrint Solutions Company became a consolidated subsidiary during fiscal year 2008.

          Operating expenses in the Americas for fiscal year 2009 increased by 22.9% (or Yen 99.3 billion) to Yen 532.7 billion from Yen 433.4 billion for fiscal year 2008. Despite the increase in sales of value-added color PPCs/MFPs and laser printers, operating expenses increased at a higher percentage of increase than the increase in net sales due primarily to the increasingly competitive business environment in the Americas which required Ricoh to increase its strategic sales promotions and incur greater marketing related expenses. In addition, the consolidation of expenses of IKON and InfoPrint Solutions Company contributed to the increase in operating expenses in the Americas.

          As a result, operating income (loss) for fiscal year 2009 decreased by Yen 28.2 billion to an operating loss of Yen 25.9 billion from an operating income of Yen 2.3 billion for fiscal year 2008.

Europe

          Sales in Europe for fiscal year 2009 decreased by 13.4% (or Yen 81.2 billion) to Yen 523.5 billion from Yen 604.8 billion for fiscal year 2008. This decrease in sales was due primarily to a decrease in sales of PPCs/MFPs reflecting a decrease in demand for such products as a result of the global financial crisis and the net effect of the depreciation of the Euro relative to the Japanese Yen. While Ricoh continued to introduce new products that met customer demand, such efforts were not sufficient to fully offset the decrease in demand. In addition, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales.

          Operating expenses in Europe for fiscal year 2009 decreased by 10.9% (or Yen 61.6 billion) to Yen 504.1 billion from Yen 565.7 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses also decreased due mainly to the decrease in net sales.

          As a result, operating income for fiscal year 2009 decreased by 50.3% (or Yen 19.6 billion) to Yen 19.4 billion from Yen 39.0 billion for fiscal year 2008.

Other

          Net sales in the Other geographic segment, which includes China, South East Asia and Oceania, decreased for fiscal year 2009 by 16.4% (or Yen 51.9 billion) to Yen 265.6 billion from Yen 317.5 billion for fiscal year 2008. This decrease was due primarily to the decrease in exports to other geographic segments, reflecting decreased demand for Ricoh's products resulting from the global economic recession stemming from the global financial crisis.

          Operating expenses in the Others geographic segment for fiscal year 2009 decreased by 13.1% (or Yen 38.1 billion) to Yen 252.9 billion from Yen
291.1 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in exports to other geographic segments. Selling, general and administrative expenses also decreased due mainly to the decrease in net sales.

          As a result, operating income for fiscal year 2009 decreased by 52.0% (or Yen 13.7 billion) to Yen 12.6 billion from Yen 26.4 billion for fiscal year 2008.

FISCAL YEAR 2008 COMPARED TO FISCAL YEAR 2007

          Net sales. Consolidated net sales of Ricoh for fiscal year 2008 increased by 7.3% (or Yen 151.0 billion) to Yen 2,219.9 billion from Yen 2,068.9 billion for fiscal year 2007. The increase in net sales in the Imaging and Solutions segment and the Industrial Products segment primarily contributed to this increase in net sales.

               Net sales from the Imaging and Solutions segment accounted for 86.0% of Ricoh's consolidated net sales for fiscal year 2008. Net sales of PPCs/MFPs, laser printers and GELJET printers, particularly those with color capabilities, continued to increase during fiscal year 2008. In addition, net sales generated by InfoPrint Solutions Company (whose net sales were reflected for part of the fiscal year) and the European sales and service companies (formerly known as Danka Business Systems PLC) acquired in fiscal year 2007 (whose net sales were reflected for the full fiscal year for the first time) contributed to the increase in net sales for the Imaging and Solutions segment for fiscal year 2008. More specifically, a significant portion of the net sales from the Imaging and Solutions segment was derived from the Imaging Solutions category, which accounted for 77.0% of Ricoh's total consolidated net sales, up 0.6 percentage points from fiscal year 2007. The increase in net sales from the Imaging Solutions category was due primarily to the increase in net sales of color PPCs/MFPs, color and monochrome laser printers and GELJET printers. Net sales derived from InfoPrint Solutions Company's production printing products as well as Ricoh's ability to respond to its customers' demands by offering solutions aimed at increasing management and workflow efficiencies and tailored to meet their printing needs ranging from office network printers and mission-critical business printers to high-speed, on-demand printing environments also contributed to the increase in net sales in the Imaging Solutions category for fiscal year 2008.

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

          In addition to the increase in net sales in the Imaging Solutions category, the increase in net sales in the Network System Solutions category, which accounted for 9.0% of Ricoh's total consolidated net sales for fiscal year 2008, also contributed to the increase in net sales in the Imaging and Solutions segment. Sales of information technology support services and software, which are focused on enhancing customers' office printing environment, increased in line with the increase in sales of Ricoh's solutions business (comprised not only of sales of hardware but also sales of software and services). In Japan, Ricoh focused on providing greater support services that assisted customers in developing networked environments to optimize their printing costs and that lead to increased sales of both hardware and software particularly following the launch of its new solutions brand "Operius." As a result of these factors, net sales in the Network

System Solutions category increased by 3.0% in fiscal year 2008 as compared to fiscal year 2007.

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

          Other, net. Consolidated other, net included in other (income) expenses decreased by Yen 0.7 billion to an income of Yen 2.7 billion for fiscal year 2008 from an income of Yen 3.4 billion for fiscal year 2007. This decrease in income of other, net in fiscal year 2008 was due to the decrease in income derived from the sale of marketable securities as compared to fiscal year 2007.

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

OPERATING SEGMENTS

                                Millions of Yen (except for percentages)     Thousands of
                             ---------------------------------------------   U.S. Dollars
                                      2007                    2008            2008/(2)/     % Change
----------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS
   Net sales                 Yen 1,774,467   100.0%  Yen 1,909,573   100.0%   $19,095,730      7.6
   Operating expenses            1,549,156    87.3       1,674,940    87.7     16,749,400      8.1
   Operating income          Yen   225,311    12.7%  Yen   234,633    12.3%   $ 2,346,330      4.1

INDUSTRIAL PRODUCTS
   Net sales                 Yen   138,112   100.0%  Yen   148,883   100.0%   $ 1,488,830      7.8
   Operating expenses              135,164    97.9         144,708    97.2      1,447,080      7.1
   Operating income          Yen     2,948     2.1%  Yen     4,175     2.8%   $   41,7504      1.6

OTHER
   Net sales                 Yen   161,071   100.0%  Yen   166,076   100.0%   $ 1,660,760      3.1
   Operating expenses              158,868    98.6         163,529    98.5      1,635,290      2.9
   Operating income          Yen     2,203     1.4%  Yen     2,547     1.5%   $   25,4701      5.6

CORPORATE AND ELIMINATION
   Net sales                 Yen    (4,725)          Yen    (4,543)           $   (45,430)
   Operating expenses               51,357                  55,306                553,060
   Operating income (loss)   Yen   (56,082)          Yen   (59,849)           $  (598,490)

CONSOLIDATED
   Net sales                 Yen 2,068,925   100.0%  Yen 2,219,989   100.0%   $22,199,890      7.3
   Operating expenses            1,894,545    91.6       2,038,483    91.8     20,384,830      7.6
   Operating income          Yen   174,380     8.4%  Yen   181,506     8.2%   $ 1,815,060      4.1

Notes:

     /(1)/ During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

     /(2)/ The above consolidated financial data set forth under the heading
           "Thousands of U.S. Dollars 2008," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2008, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 100 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2008.

     /(3)/ The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions.

Office Solutions

               Net sales in the Imaging and Solutions segment for fiscal year 2008 increased by 7.6% (or Yen 135.1 billion) to Yen 1,909.5 billion from Yen 1,774.4 billion for fiscal year 2007. This increase was due primarily to the growth recorded in the Imaging Solutions category. More specifically, sales in the Imaging Solutions category for fiscal year 2008 increased by 8.2% (or Yen
129.3 billion) to Yen 1,709.4 billion from Yen 1,580.1 billion for fiscal year 2007. This increase was due primarily to the increase in net sales of value-added color PPCs/ MFPs, color and monochrome laser printers and GELJET printers in both Japan and the overseas markets. Color PPCs/MFPs remained popular among customers as these products are equipped with advanced digital and networking technologies, which address customers' needs for conducting business operations effectively and efficiently by digitalizing and colorizing documents and enabling the handling of large volumes of information. The increase in sales of color and monochrome laser printers in fiscal year 2008 was due primarily to the fact that the net sales of InfoPrint Solutions Company, which primarily sells production printing products, were reflected in Ricoh's financial statements. Production printing products are high-end laser printers that are primarily used in environments that require high-volume printing, such as offices and data centers. The increase in sales derived from production printing products contributed to the increase in sales in this segment. In addition, Ricoh continued to release products with enhanced security features and products that are friendly to the environment. Furthermore, Ricoh continued to offer solutions to optimize the total printing costs of its customers in fiscal year 2008 to assist customers manage their TDV more effectively and efficiently. On the other hand, sales of monochrome PPCs/MFPs decreased in fiscal year 2008 due primarily to the shift in customer demand from monochrome products to products with color capabilities.

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

     Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging and Solutions segment would have increased by 5.5% (or Yen 98.1 billion) for fiscal year 2008 as compared to fiscal year 2007.

     For fiscal year 2008, cost of sales of the Imaging and Solutions segment increased due primarily to the increase in net sales. Fiscal year 2008 was also the first fiscal year in which the cost of sales and selling, general and administrative expenses of InfoPrint Solutions Company (for part of the fiscal year) and the European sales and service companies (formerly known as Danka Business Systems PLC) acquired in fiscal year 2007 (for the full fiscal year) were reflected in Ricoh's consolidated financial statements. In addition, Ricoh incurred expenses relating to the increase of research and development investments in its core products, such as PPCs/MFPs in the Imaging Solutions category. Furthermore, Ricoh incurred certain selling, general and administrative expenses in fiscal year 2008 in connection with the consolidation of a number of sales and service companies in Europe. As a result, operating expenses in the Imaging and Solutions segment for fiscal year 2008 increased by 8.1% (or Yen 125.7 billion) to Yen 1,674.9 billion from Yen 1,549.1 billion for fiscal year 2007.

     Operating income for the Imaging and Solutions segment for fiscal year 2008 increased by 4.1% (or Yen 9.3 billion) to Yen 234.6 billion from Yen 225.3 billion for fiscal year 2007. Operating income as a percentage of net sales for fiscal year 2008 decreased by 0.4 percentage points to 12.3% from 12.7% as compared to fiscal year 2007 primarily because the percentage increase in operating expenses was greater than the percentage increase in net sales for the same period.

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

GEOGRAPHIC SEGMENTS BY GEOGRAPHIC ORIGIN

                               Millions of Yen (except for percentages)     Thousands of
                            ---------------------------------------------   U.S. Dollars
                                     2007                    2008             2008/(2)/    % Change
---------------------------------------------------------------------------------------------------
JAPAN
   Net sales                Yen 1,521,967   100.0%  Yen 1,535,513   100.0%   $15,355,130      0.9
   Operating expenses           1,411,653    92.8       1,427,575    93.0     14,275,750      1.1
   Operating income         Yen   110,314     7.2%  Yen   107,938     7.0%   $ 1,079,380     (2.2)

THE AMERICAS
   Net sales                Yen   429,262   100.0%  Yen   435,783   100.0%   $ 4,357,830      1.5
   Operating expenses             408,150    95.1         433,429    99.5      4,334,290      6.2
   Operating income         Yen    21,112     4.9%  Yen     2,354     0.5%   $    23,540    (88.8)

EUROPE
   Net sales                Yen   511,795   100.0%  Yen   604,809   100.0%   $ 6,048,090     18.2
   Operating expenses             478,380    93.5         565,736    93.5      5,657,360     18.3
   Operating income         Yen    33,415     6.5%  Yen    39,073     6.5%   $   390,730     16.9

OTHER
   Net sales                Yen   269,043   100.0%  Yen   317,598   100.0%   $ 3,175,980     18.0
   Operating expenses             251,486    93.5         291,141    91.7      2,911,410     15.8
   Operating income         Yen    17,557     6.5%  Yen    26,457     8.3%   $   264,570     50.7

CORPORATE AND ELIMINATION
   Net sales                Yen  (663,142)          Yen  (673,714)           $(6,737,140)
   Operating expenses            (655,124)               (679,398)            (6,793,980)
   Operating income (loss)  Yen    (8,018)          Yen     5,684            $    56,840

CONSOLIDATED
   Net sales                Yen 2,068,925   100.0%  Yen 2,219,989   100.0%   $22,199,890      7.3
   Operating expenses           1,894,545    91.6       2,038,483    91.8     20,384,830      7.6
   Operating income         Yen   174,380     8.4%  Yen   181,506     8.2%   $ 1,815,060      4.1

Notes:

     /(1)/ During fiscal year 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, the operating results of such business were reclassified as a discontinued operation. Accordingly, sales derived from such business were excluded from the above segment data for all periods in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

     /(2)/ The above consolidated financial data set forth under the heading
           "Thousands of U.S. Dollars 2008," which have been translated from Japanese Yen to U.S. Dollar for the year ended March 31, 2008, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of Yen 100 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2008.

     /(3)/ The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic segment by geographic origin, include both transactions with external customers as well as intersegment transactions.

Japan

     Sales in Japan for fiscal year 2008 increased by 0.9% (or Yen 13.5 billion) to Yen 1,535.5 billion from Yen 1,521.9 billion for fiscal year 2007. Ricoh recorded an increase in sales of color PPCs/MFPs, color and monochrome laser printers and GELJET printers in Japan. This increase reflects the results of Ricoh's strategic sales promotion activities and marketing strategy in the Imaging and Solutions segment that capitalized on the shift in customer demand from stand-alone monochrome products to color high-speed products that function in the network environment. Sales of solutions products such as support services, document management applications and other software increased in Japan as well. The increase in sales of solutions products was attributable to Ricoh's successful promotion of solutions associated with software and information technology support services that optimized customers' total printing costs. In addition, increased sales of thermal media also contributed to the overall increase in sales in Japan.

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

B. Liquidity and Capital Resources

Cashflows
---------

     The following table summarizes our cashflows for each of the three fiscal years ended March 31, 2007, 2008 and 2009, as reported in our Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

                                                           (Billions of Yen)
                                                     For the year ended March 31,
                                                     ----------------------------
                                                        2007     2008     2009
                                                       ------   ------   ------
Net cash provided by operating activities               167.2    194.3     87.4
Net cash used in investing activities                  (115.4)  (198.3)  (283.1)
Net cash provided by (used in) financing activities       9.2    (72.1)   295.9
Net increase in cash and cash equivalents from
   discontinued operations                                0.8       --       --
Increase (decrease) in cash and cash equivalents         68.6    (85.1)    87.8
Cash and cash equivalents at beginning of year          187.0    255.7    170.6
Cash and cash equivalents at end of year                255.7    170.6    258.4

     Operating Cashflows

     For fiscal year 2009, net cash provided by operating activities consisted primarily of depreciation and amortization of Yen 101.8 billion, a decrease in trade receivables of Yen 37.9 billion, loss on impairment of securities of Yen
26.8 billion and net income from continuing operations of Yen 6.5 billion, which were partially offset by a decrease in trade payables of Yen 97.3 billion, accrued income taxes and accrued expenses and other of Yen 14.0 billion, deferred income taxes of Yen 5.1 billion and an increase in finance receivables of Yen 3.0 billion. As compared to fiscal year 2008, net cash provided by operating activities in fiscal year 2009 decreased mainly because net income decreased by Yen 99.9 billion.

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

     Investing Cashflows

     For fiscal year 2009, net cash used in investing activities consisted mainly of, Yen 157.4 billion for the acquisition of new subsidiaries, net of cash acquired, Yen 96.9 billion of expenditures for property, plant and equipment and Yen 27.1 billion of other, net. Net cash used in investing activities increased in fiscal year 2009 mainly because Ricoh used cash in connection with the establishment and commencement of IKON's operations.

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

     Financing Cashflows

     For fiscal year 2009, net cash provided by financing activities consisted primarily of Yen 237.1 billion of proceeds from long-term indebtedness, Yen
110.2 billion of net increase in short-term borrowings and Yen 85.0 billion of proceeds from the issuance of long-term debt securities. Ricoh repaid Yen 59.5 billion of long-term indebtedness, Yen 50.5 billion of long-term debt securities and Yen 25.3 billion of dividends. As compared to fiscal year 2008, net cash provided from financing activities increased in fiscal year 2009 as Ricoh increased its short-term borrowings and received proceeds from the issuance of long-term debt.

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

     Cash and Asset-Liability Management

     Ricoh has in recent years tried to achieve greater efficiencies in the utilization of cash balances held by its subsidiaries pursuant to its policy of ensuring adequate financing and liquidity for its operations and growth, and maintaining the strength of its balance sheet. One of the methods that Ricoh has implemented to achieve greater efficiency is building up its cash management system in Japan, the United States and Europe. This cash management system functions as an arrangement whereby Ricoh's funds are pooled together and cash resources are lent and borrowed from one group company to another company, with finance companies located in Japan, the United States and the Netherlands coordinating this arrangement. This pooling-of-funds arrangement has reduced the occurrence of excess accumulation of cash in one group company while another group company engages in unnecessary borrowing from third party institutions to meet its cash requirements. As such, the pooling-of-funds arrangement has reduced interest expense and related costs paid to third parties in connection with borrowings to finance operations.

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

          Sources of Funding

          Ricoh's principal sources of funding are a combination of cash and cash equivalents on hand, various lines of credit and the issuance of commercial paper, medium-term notes and long-term debt securities. In assessing its liquidity and capital resources needs, Ricoh places importance on the net income figure in the income statement, balances of cash and cash equivalents in the balance sheet and operating cashflows in the cashflow statements.

          As of March 31, 2009, lines of credit and Ricoh's available short-term and medium-term borrowing facilities were as follows:

                                       (Billions of Yen)

                         Average
                    Interest Rate (%)   Amount Available
                    -----------------   ----------------
Bank loans                 1.0                227.3
Commercial paper           0.5                158.4
Medium-term notes           --                 98.2
--------------------------------------------------------
   Total                    --                483.9
--------------------------------------------------------

          As of March 31, 2009, Ricoh had Yen 258.4 billion in cash and cash equivalents and Yen 664.3 billion in aggregate borrowing facilities. Of the Yen
664.3 billion in aggregate borrowing facilities, Yen 483.9 billion was available to be borrowed by Ricoh as of March 31, 2009. Ricoh Leasing Co., Ltd. has a Yen
27.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh. This Yen 27.0 billion committed credit line amount is included in the Yen 664.3 billion figure for aggregate borrowing facilities. Almost all such borrowings from financial institutions and outstanding securities are unsecured. Ricoh believes that its working capital used to repay indebtedness and execute new transactions is sufficient, due to its diverse funding sources and the inflow of cash generated from its operating activities. Even if Ricoh is unable to access these markets on acceptable terms, Ricoh has access to other sources of liquidity, including bank borrowings, cash flows from operations and sales of assets. In addition, its subsidiaries may be restricted from paying dividends for various reasons, such as capital adequacy requirements. However, Ricoh does not expect such restrictions to have a significant impact on its ability to meet its cash obligations.

          The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper, medium-term notes and long-term debt securities. Ricoh Leasing Co., Ltd. and certain overseas subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Utilization of such capacity depends on Ricoh's financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh's securities, as discussed below. Interest rates for commercial paper issued by the Company and its subsidiaries ranged from 0.43% to 1.15% and interest rates for long-term debt securities ranged from 1.10% to 7.30% during fiscal year 2009. For fiscal year 2009, the Company and its subsidiaries did not have any medium-term notes outstanding.

          The Company obtains ratings from the following major rating agencies:
Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"), Moody's Investors Services ("Moody's"), and another local rating agency in Japan. As of March 31, 2009, S&P assigned long-term and short-term credit ratings for the Company of A+ and A-1, respectively, and Moody's assigned a long-term credit rating for the Company of A1.

          As is customary in Japan, substantially all of the bank loans are subject to general agreements with each lending bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished, as well as any cash deposited in such bank, as security for all present and future indebtedness. The Company has never been requested to furnish such additional security. In some cases, the Company's long-term debt securities contain customary covenants, including a "limitation on liens" covenant. The Company was in compliance with the covenants in its bank agreements and securities as of March 31, 2009. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note 11 to the Consolidated Financial Statements.

          Cash Requirements and Commitments

          Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2010. Even if there were a decrease in cashflows from operations as a result of fluctuations in customer demands from one year to another due to unexpected changes in global economic conditions, Ricoh believes that current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its anticipated operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. Interest rates may fluctuate as it may be affected by the financial market turbulence resulting in part from the global economic recession. However, Ricoh believes that the effect of such fluctuations will not significantly affect Ricoh's liquidity, mainly due to the fact that Ricoh has sufficient amounts of cash and cash equivalents on hand, a continuous cashflow generated from its operating activities and a group-wide cash management system.

          Ricoh expects that its capital expenditures for fiscal year 2010 will amount to approximately Yen 95.0 billion, principally for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductor and thermal media. More specifically, Ricoh plans to complete the construction of a manufacturing plant in Thailand, which is expected to commence its operations during fiscal year 2010 and manufacture MFPs and laser printers. Ricoh anticipates that this plant in Thailand will strengthen its manufacturing network in Asia. In addition, one of Ricoh's subsidiaries, Tohoku Ricoh Co., Ltd., is expected to establish a manufacturing plant in Japan during fiscal year 2010 for PxP toners, which are toners that are capable of producing higher quality images. In addition, Ricoh is obligated to repay long-term indebtedness in the aggregate principal amount of Yen 85.5 billion during fiscal year 2010, and in the aggregate principal amount of Yen 301.7 billion during fiscal years 2011 through 2013.

          The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note 11 to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to Yen 153.2 billion, as of March 31, 2009. The unfunded amount was recorded as an asset of Yen 10.1 billion and a liability of Yen 163.4 billion on the consolidated balance sheet of Ricoh as of March 31, 2009. The amounts contributed to pension plans for fiscal years 2007, 2008 and 2009 were Yen 14.7 billion, Yen 14.5 billion and Yen 14.7 billion, respectively.

          Ricoh believes that its cashflow from operating and investing activities together with existing lines of credit and borrowing facilities provide sufficient means to satisfy its liquidity needs and future obligations as described above.

C. Research and Development, Patents and Licenses

Research and Development
------------------------

          Since its formation, Ricoh's basic management philosophy has been to contribute to society by developing and providing innovative and useful products with an emphasis on the relationship between people and information. Based on this management philosophy, Ricoh undertakes a variety of R&D activities to develop new technologies, products and systems to facilitate better communication. The Research and Development Group and the Corporate Technology Development Group (collectively, the "R&D Groups") function as the headquarters of Ricoh's R&D activities, which are conducted at its R&D bases throughout Japan and certain satellite R&D bases overseas. Ricoh conducts a wide range of R&D activities, from seeds research (i.e., early stage research) to research in elemental technologies, product applications and manufacturing technologies, including environmental technologies.

          In Japan, we conduct basic and advanced research in connection with optical technologies, new materials, devices, information electronics, environmental technologies and software technologies as well as elemental development for new products. In addition, Ricoh has established satellite R&D bases in the United States and China. All aspects of Ricoh's research efforts are focused on developing products and services that are suitable for the new work environment in the Web2.0 era (known as the second generation of web development and web design). Ricoh also engages in R&D activities to protect the environment in every stage of each of its products' life cycle to realize Ricoh's three core values of "harmonizing with the environment (i.e., reducing and minimizing environmental impact)," "simplifying your life and work (i.e., enhancing user friendliness and striving towards simplification)," and "supporting knowledge management (i.e., offering solutions to process information)." For fiscal years 2007, 2008 and 2009, Ricoh's consolidated R&D expenditures totaled Yen 114.9 billion, Yen 126.0 billion and Yen 124.4 billion, respectively.

          Out of total consolidated R&D expenditures of Yen 124.4 billion for fiscal year 2009, Yen 98.6 billion were for R&D activities related to the Imaging and Solutions segment . Ricoh conducted development activities in the Imaging and Solutions segment for (1) optical design for copiers, printers and product printing products, (2) imaging data processing technology, (3) electrophotographic supply technology, (4) elemental technology for the next-generation of image producing engines, (5) cutting edge software technology and (6) applications for the advancement of system solutions.

          Out of total consolidated R&D expenditures of Yen 124.4 billion for fiscal year 2009, Yen 10.7 billion were for R&D activities related to the Industrial Products segment. In the Industrial Products segment, Ricoh's R&D activities continued to include (1) designing ASICs and ASSPs for imaging, audio and communication use, (2) developing methods to utilize electronic design automation, (3) developing optical element technologies and new recording methods and (4) R&D for supply parts such as thermal media.

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

          Out of total consolidated R&D expenditures of Yen 124.4 billion for fiscal year 2009, Yen 1.9 billion were for R&D activities related to the Other segment. In this segment, Ricoh continued to develop its image capturing device technology for digital cameras and its related applications technology.

          In addition, Ricoh continues to engage in the development of its fundamental research fields, which focus on R&D activities that can be applied to various products and that are difficult to categorize into a specific operating segment. Out of total consolidated R&D expenditures of Yen 124.4 billion for fiscal year 2009, Yen 13.0 billion were for R&D activities relating to fundamental research fields. Such R&D activities include R&D in nanotechnology, micro-machining, general technologies in measuring, analysis and simulation, new materials and devices, next-generation recording technologies, production techniques, system software modules, photonics technology for high speed and high quality image processing, the next-generation of office systems and office solutions, and environmental technologies.

          For a summary of Ricoh's R&D expenditures for fiscal years 2007, 2008 and 2009, see Note 19 to the Consolidated Financial Statements.

Patents and Licenses
--------------------

          Ricoh owns approximately 31,200 patents as of March 31, 2009, on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or of any license agreements will materially affect its business.

          The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

          Counterparty            Country             Summary of the Contract                            Contract Term
-------------------------------   -------   -------------------------------------------   ------------------------------------------
International                       USA     Comprehensive cross license patent            March 28, 2007 to expiration date of the
Business Machines                           agreement relating to the information         patent subject to the agreement
Corporation                                 processing technology area (reciprocal
                                            agreement)

ADOBE Systems Incorporated          USA     Patent licensing agreements relating to       January 1, 1999 to December 31, 2009
                                            development on printer software and sales
                                            (the counterparty as the licensee)

Lemelson Medical,                   USA     Patent licensing agreement relating to        March 31, 1993 to expiration date of the
Education & Research Foundation             computer image analysis and other products    patent subject to the agreement
Limited Partnership                         (the counterparty as the licensee)

Canon Inc.                         Japan    Patent licensing agreement relating to        October 1, 1998 to expiration date of the
                                            office equipment (reciprocal agreement)       patent subject to the agreement

Brother Industries, Ltd.           Japan    Patent licensing agreement relating to        October 1, 2004 to September 30, 2009
                                            digital photography (the Company as the
                                            licensor)

Kyocera Mita Corporation           Japan    Patent licensing agreement relating to        January 1, 2007 to December 31, 2011
                                            method of controlling multi function
                                            peripheral (the Company as the licensor)

Hitachi, Ltd.                      Japan    Patent licensing agreement relating to        January 1, 2007 to December 31, 2013
                                            optical record and playback equipment, and
                                            multi function peripheral (reciprocal
                                            agreement)

D. Trend Information

          See "OVERVIEW" above and "Cautionary Statement with Respect to Forward-Looking Statements" elsewhere in this Annual Report.

E. Off-Balance Sheet Arrangements

          As disclosed in Note 5 to the Consolidated Financial Statements, Ricoh, through its domestic leasing affiliate, has certain procedures in place to sell some of its lease receivables through securitization programs; however, no lease receivables have been securitized during the last three fiscal years. Securitization involves the creation of special purpose entities ("SPEs") for purposes of holding pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of bankruptcy and when structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh's consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, Ricoh does not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh's consolidated balance sheets. As of March 31, 2009, Ricoh had one SPE, which held assets that Ricoh sold in a securitization totaling Yen 25.4 billion.

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

          In addition to the above, Ricoh acts as a guarantor for some of its employees' housing loans. As of March 31, 2009, the total amount of such guarantees was Yen 59 million.

F. Tabular Disclosure of Contractual Obligations

          The following table sets forth Ricoh's contractual obligations as of March 31, 2009.

                                                                                        Millions of Yen
                                                                                     Payments due by period
                                                              -------------------------------------------------------------------
                                                                            Less than 1                               More than 5
CONTRACTUAL OBLIGATIONS                                          Total          year       1-3 years     3-5 years       years
---------------------------------------------------------------------------------------------------------------------------------
Long-term Debt Obligations                                    Yen 593,014   Yen  84,651   Yen 244,280   Yen 214,872    Yen 49,211
Interest Expense Associated with Long-term Debt Obligations        30,054         8,839        10,803         9,077         1,335
Capital (Finance) Lease Obligations                                 1,758           854           518           365            21
Operating Lease Obligations                                        99,443        24,208        37,904        23,932        13,399
Purchase Obligations                                               36,485        36,485            --            --            --
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                         Yen 760,754   Yen 155,037   Yen 293,505   Yen 248,246    Yen 63,966
---------------------------------------------------------------------------------------------------------------------------------

          Ricoh expects to contribute Yen 15.7 billion to its pension plan during fiscal year 2010 and is currently unable to predict funding requirements for periods beyond fiscal year 2010 due to uncertainties related to changes in actuarial assumptions, return on plan assets, and changes to plan membership.

          Ricoh had operating lease commitments with rental payments totaling Yen 54.3 billion for fiscal year 2009.

G. Safe Harbor

          See "Cautionary Statement With Respect to Forward-Looking Statements."

Item 6. Directors, Senior Management and Employees
        ------------------------------------------

A. Directors and Senior Management

          Directors and Corporate Auditors of the Company as of June 25, 2009 were as follows:

        Name                   Current Position
   (Date of Birth)         (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
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

                       Principal business activities and other principal directorships performed outside of Ricoh:
                          Chairman of Japan Association of Corporate Executives
                          Director of Tokio Marine Holdings, Inc.
                          Director of  COCA-COLA WEST COMPANY, LIMITED
                          Director of Saga Television Station Co., Ltd.
                          Director of Omron Corporation.

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

                       Principal business activities and other principal directorships performed outside of Ricoh:
                          Representative of Asahi Insurance Company

Koichi Endo            Director                              Apr. 1966      Joined the Company
(February 16, 1944)                                          Apr. 1987      President of Ricoh Electronics, Inc.
                                                             Oct. 1990      General Manager of Components Division
                                                             June 1992      Director

        Name                   Current Position
   (Date of Birth)         (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
                                                             June 1997      Managing Director
                                                             Apr. 1998      General Manager of Production Business Group
                                                             June 2000      Executive Managing Director
                                                             June 2000      Executive Vice President
                                                             Apr. 2004      General Manager of Fact Base Management Innovation
                                                                            Office
                                                             June 2005      Director (Current)
                                                             June 2005      Corporate Executive Vice President
                                                             Apr. 2008      Deputy President (Current)
                                                             Apr. 2008      In charge of Business Process Innovation(Current)

                       Principal business activities and other principal directorships performed outside of Ricoh:
                          Director of San-Ai Plant Construction Co., Ltd.

Katsumi Yoshida        Director                              Apr. 1967      Joined the Company
(August 20, 1944)                                            Feb. 1996      Chairman of Ricoh Electronics, Inc.
                                                             Apr. 2000      President of Ricoh Corporation
                                                             Apr. 2001      Executive Vice President
                                                             June 2002      Managing Director
                                                             Oct. 2003      General Manager of International Marketing Group
                                                             Oct. 2003      Chairman of Ricoh China Co., Ltd.
                                                             June 2004      Executive Managing Director
                                                             June 2005      Director (Current)
                                                             June 2005      Corporate Executive Vice President
                                                             Jan. 2008      Chairman and CEO (Chief Executive Officer) of Ricoh
                                                                            Americas Corporation
                                                             Apr. 2008      Deputy President (Current)
                                                             Apr. 2009      In charge of Business Process Innovation(Current)

Masayuki Matsumoto     Director                              Apr. 1970      Joined the Company
(December 10, 1944)                                          July 1993      Manager of Tokyo Branch of Imaging Equipment Marketing
                                                                            Division of Marketing Group
                                                             June 1994      Director
                                                             Oct. 1998      Managing Director
                                                             Oct. 1998      General Manager of Marketing Group
                                                             June 2000      Executive Vice President
                                                             June 2002      Executive Managing Director
                                                             Apr. 2005      General Manager of Corporate Social Responsibility
                                                                            Division
                                                             June 2005      Director (Current)
                                                             June 2005      Corporate Executive Vice President (Current)
                                                                            CMO (Chief Marketing Officer) (Japan)
                                                             June 2005      (Current)
                                                             Apr. 2007      In charge of Corporate Social Responsibility (Current)

Takashi Nakamura       Director                              Apr. 1972      Joined the Company

        Name                   Current Position
   (Date of Birth)         (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
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

Kazunori Azuma         Director                              Apr. 1971      Joined the Company
(February 11, 1949)                                          Oct. 1994      President of Hokkaido Ricoh Co., Ltd.
                                                             June. 2000     Senior Vice President
                                                             Oct. 2000      President of Ricoh Technosystems Co., Ltd.
                                                             June 2003      Managing Director
                                                             June 2003      Executive Vice President
                                                             Oct. 2003      Chairman of Ricoh Technosystems Co., Ltd.
                                                             Nov. 2003      General Manager of Marketing Group (Current)
                                                             June 2005      Director (Current)
                                                             June 2005      Corporate Executive Vice President
                                                                            (Current)
                                                             Apr. 2009      General Manager of Global Marketing Taskforce
                                                             June 2009      General Manager of Global Marketing Group (Current)

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
                                                             June 2005      CFO (Chief Financial Officer) (Current)

        Name                   Current Position
   (Date of Birth)         (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
                                                             Apr. 2006      CIO (Chief Information Officer) (Current)
                                                                            General Manager of Corporate Planning Division
                                                             Feb. 2008      In charge of Internal Management and Control Division
                                                                            (Current)
                                                             July. 2008     General Manager of Finance and Accounting Division
                                                             Apr. 2009      CSO (Chief Strategy Officer) (Current)
                                                                            General Manager of CRGP Office (Current)
                                                                            Deputy General Manager of Global Marketing Taskforce
                                                             June 2009      General Manager of Global Marketing Support Division
                                                                            (Current)
                                                                            General Manager of Trade Affairs & Export/Import
                                                                            Administration Division (Current)

                       Principal business activities and other principal directorships performed outside of Ricoh:
                          Corporate Auditor of  COCA-COLA WEST COMPANY, LIMITED

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

Takaaki Wakasugi       Director                              June 1985      Professor, Faculty of Economics, the University of
(March 11, 1943)                                                            Tokyo
                                                             Sep. 1990      Co-director of Mitsui Life Financial Research Center,
                                                                            University of Michigan Ross School of Business
                                                                            (Current)
                                                             Apr. 2003      Director and General Manager of Japan Corporate
                                                                            Governance Research Institute, Inc. (Current)

        Name                   Current Position
   (Date of Birth)         (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
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

Takuya Goto            Director                              Apr. 1964      Joined Kao Soap Company (renamed Kao Corporation
(August 19, 1940)                                                           in 1985)
                                                             May 1990       General Manager of Chemical Business Division of Kao
                                                                            Corporation
                                                             June 1990      Director of Kao Corporation
                                                             July 1991      Managing Director of Kao Corporation
                                                             June 1996      Executive Managing Director of Kao Corporation
                                                             June 1997      President of Kao Corporation
                                                             June 2002      Representative Director and President of Kao
                                                                            Corporation
                                                             June 2004      Chairman of Kao Corporation
                                                             June 2006      Director (Current)
                                                             Sep. 2007      Chairman of Japan Marketing Association (Current)
                                                             June 2008      Adviser of Kao Corporation (Current)

                       Principal business activities and other principal directorships performed outside of Ricoh:
                          Chairman of Japan Marketing Association

Yuji Inoue             Corporate Auditor                     Apr. 1971      Joined the Company
(April 4, 1948)                                              Jan. 1997      Deputy General Manager of Finance and Accounting
                                                                            Division
                                                             Apr. 1998      General Manager of Finance and Accounting Division
                                                             Oct. 1998      General Manager of Business Department of Ricoh Leasing
                                                                            Co., Ltd
                                                             June 1999      Managing Director of  Ricoh Leasing Co., Ltd
                                                             Apr. 2000      President of Ricoh Leasing Co., Ltd.
                                                             June 2000      Senior Vice President
                                                             June 2004      Managing Director
                                                             June 2005      Corporate Senior Vice President
                                                                            President and Chief Executive Officer of
                                                                            Ricoh Leasing Co., Ltd
                                                             June 2009      Corporate Auditor (Current)

        Name                   Current Position
   (Date of Birth)         (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
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

Kenji Matsuishi        Corporate Auditor                     Apr. 1965      Graduated from the National Legal Training and Research
(July 24, 1937)                                                             Institute
                                                             Apr. 1965      Legal registration as a Japanese attorney
                                                             Apr. 1965      Joined Takano & Higuchi Legal Services
                                                             Feb. 1972      General Manager of Matsuishi Legal Services (Current)
                                                             June 1994      Corporate Auditor (Current)

Takao Yuhara           Corporate Auditor                     Apr. 1969      Joined Nippon Chemical Industrial Co., Ltd.
(June 7, 1946)                                               May. 1971      Joined Sony Corporation
                                                             Mar. 1988      Vice President of Sony International (Singapore) Ltd.
                                                             Apr. 1996      Vice President of Display Company of Sony Corporation
                                                             June 2002      Corporate Vice President and General Manager of
                                                                            Corporate Planning Division of Sony Corporation
                                                             June 2003      Corporate Vice President and Group CFO (Chief Financial
                                                                            Officer) of Sony Corporation
                                                             June 2004      In charge of Corporate Executive Finance and IR of Sony
                                                                            Corporation
                                                             Dec. 2007      Managing Executive Officer and Senior General Manager,
                                                                            Group Business Management Division of ZENSHO CO., LTD.
                                                             Apr. 2008      Officer in charge of Group Finance of ZENSHO CO., LTD.
                                                             June 2008      Managing Executive Director of ZENSHO CO., LTD.
                                                                            (Current)
                                                             June 2008      Corporate Auditor (Current)

        Name                   Current Position
   (Date of Birth)         (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
                                                             Nov. 2008      Senior General Manager, Group Business Management
                                                                            Division,
                                                                            Group Finance and Accounting Division of ZENSHO CO.,
                                                                            LTD. (Current)

Kiyohisa Horie         Substitute Corporate Auditor          Apr. 1970      Joined Horie Morita Audit Office (now: Meiji Audit
(March 7, 1948)                                                             Corporation)
                                                                            Joined Showa Accounting Office
                                                             Aug. 1980      Registered as Certified Public Accountant
                                                             Mar. 1988      Registered as Tax Accountant
                                                             Apr. 1988      Senior Partner of Meiji Audit Corporation (Current)
                                                             May. 1988      Representative Director of Showa Accounting Office
                                                                            (Current)
                                                             May. 1988      Managing Partner of Meiji Audit Corporation (Current)
                                                             May. 1998      Vice-Chairman & Managing Partner of Meiji Audit
                                                                            Corporation (Current)

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

          Executive Officers of the Company as of June 25, 2009 were as follows:

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
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
(February 16, 1944)    Business Process Innovation

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
Katsumi Yoshida        Deputy President                  See above for his business experience and other information.
(August 20, 1944)      Business Process Innovation

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

Kazunori Azuma         Corporate Executive Vice          See above for his business experience and other information.
(February 11, 1949)    President
                       (General Manager of Global
                       Marketing Taskforce

Zenji Miura            Corporate Executive Vice          See above for his business experience and other information.
(January 5, 1950)      President
                       (Chief Financial Officer)
                       (Chief Information Officer)
                       (Chief Strategy Officer)
                       (Internal Management and
                       Control Division)
                       (General Manager of CRGP Office)
                       (General Manager of Global
                       Marketing Support Division)
                       (General Manager of Trade
                       Affairs & Export/Import
                       Administration Division)

Kiyoshi Sakai          Corporate Executive Vice          See above for his business experience and other information.
(December 25, 1945)    President
                       (Chief Technology Officer)
                       (Corporate Environment)
                       President of Ricoh Innovation,
                       Inc.
                       (Legal & Intellectual Property)

Terumoto Nonaka        Corporate Senior Vice President       Jan. 1988      Joined the Company
(October 28, 1947)     (General Manager of Research          Jan. 1990      Deputy General Manager of Electronic Devices Division
                       and Development Group)
                                                             June 2000      Senior Vice President
                                                             Oct. 2000      President of Electronic Devices Company
                                                             June 2002      Executive Vice President
                                                             June 2005      Corporate Senior Vice President (Current)

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
                                                             July 2006      Chairman of Ricoh Electronics Devices Shanghai Co.,
                                                                            Ltd. (Current)
                                                             Apr. 2009      General Manager of Research and Development Group
                                                                            (Current)

Kenji Hatanaka         Corporate Senior Vice President       Apr. 1969      Joined the Company
(July 1, 1946)         (General Manager of Marketing         June 2000      Senior Vice President
                       Group                                 June 2003      General Manager of Tokyo Branch of Marketing Group
                                                             June 2003      General Manager of Kanto Branch of Marketing Group
                                                             June 2004      Executive Vice President
                                                             Jan. 2005      President of Ricoh Sales Co., Ltd.
                                                             June 2005      Corporate Senior Vice President (Current)
                                                             June 2009      General Manager of Marketing Group (Current)

Hiroshi Kobayashi      Corporate Senior Vice President       Apr. 1974      Joined the Company
(July 2, 1948)         (General Manager of Corporate         Apr. 2002      General Manager of Corporate Planning Division
                       Technology Development Group)         June 2002      Senior Vice President
                       (Chairman of Ricoh Software           Apr. 2003      General Manager of Corporate Communication Center
                       Research Center (Beijing),            June 2004      Executive Vice President
                       Co., Ltd.)                            Oct. 2004      General Manager of LP Business Group
                                                             June 2005      Corporate Senior Vice President (Current)
                                                             Apr. 2007      General Manager of Printer Business Group
                                                             Apr. 2008      General Manager of Office Business Planning Center
                                                             Apr. 2009      General Manager of Corporate Technology Development
                                                                            Group (Current)
                                                                            Chairman of Ricoh Software Research Center (Beijing),
                                                                            Co., Ltd (Current)

Yoshimasa Matsuura     Corporate Senior Vice President       Apr. 1971      Joined the Company
(June 23, 1947)        (General Manager of MFP               May 1999       General Manager of Supply Chain Management Planning
                       Business Group)                                      Division
                                                             Apr. 2004      General Manager of Imaging System Business Strategy
                                                                            Center
                                                             June 2004      Senior Vice President
                                                             Oct. 2004      General Manager of Office Business Planning Center
                                                             June 2005      Deputy General Manager of MFP Business Group
                                                             June 2005      General Manager of Business Strategy Center of MFP
                                                                            Business Group
                                                             June 2005      Corporate Vice President

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
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

Norio Tanaka           Corporate Senior Vice President       Feb. 1978      Joined the Company
(March 22, 1948)       (General Manager of Office            Apr. 2004      Deputy General Manager of Imaging System Business
                       Business Planning Center)                            Strategy Center
                                                             Apr. 2004      General Manager of Imaging Products Business Center of
                                                                            International Business Center
                                                             June 2004      Senior Vice President
                                                             June 2004      Deputy General Manager of International Business Group
                                                             Oct. 2004      Deputy General Manager of MFP Business Group
                                                             Oct. 2004      General Manager of Products Management & Planning
                                                                            Center of MFP Business Group
                                                             Oct. 2004      General Manager of Marketing Center of MFP Business
                                                                            Group
                                                             June 2005      Corporate Vice President
                                                             Apr. 2007      Corporate Senior Vice President (Current)
                                                             Apr. 2007      General Manager of Production Printing Business Group
                                                             Apr. 2007      General Manager of Marketing Center of Production
                                                                            Printing Business Group
                                                             Apr. 2007      General Manager of Products Strategy Center of
                                                                            Production Printing Business Group
                                                             Apr. 2009      General Manager of Office Business Planning Center
                                                                            (Current)

Hiroshi Adachi         Corporate Senior Vice President       Apr. 1968      Joined the Company
(January 8, 1946)      (President of Thermal Media           Oct. 2000      President of Thermal Media Company (Current)
                       Company)
                       (Chairman of Ricoh Thermal            Nov.2001       Chairman of Ricoh Thermal Media (Beijing) Co., Ltd.
                       Media (Beijing) Co., Ltd.                            (Current)
                       (Chairman of Ricoh Thermal            June 2002      Senior Vice President
                       Media (Wuxi) Co., Ltd.)
                       (Chairman of Ricoh                    June 2004      Chairman of Ricoh International (Shanghai) Co., Ltd.
                       International (Shanghai)                             (Current)
                       Co., Ltd.)
                                                             June 2005      Corporate Vice President
                                                             Dec. 2005      Chairman of Ricoh Thermal Media (Wuxi) Co., Ltd.
                                                                            (Current)
                                                             Apr. 2008      Corporate Senior Vice President (Current)

Kenichi Kanemaru       Corporate Senior Vice President       Apr. 1973      Joined the Company

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
(November 19, 1952)    (General Manager of Production        Apr. 1998      General Manager of Production Strategic Center
                       Business Group)
                       (General Manager of Procurement       June 1999      President of Ricoh UK Products Ltd.
                       Control Center of                     June 2004      Senior Vice President
                        Production Business Group)           June 2005      Deputy General Manager of Imaging System Production
                       (General Manager of Office                           Business Group
                       Machine Division of Production
                       Business Group)
                                                             June 2005      General Manager of Procurement Control Center of
                                                                            Production Business Group (Current)
                                                             June 2005      Corporate Vice President
                                                             Apr. 2006      General Manager of Imaging System Production Business
                                                                            Group
                                                             Apr. 2008      Corporate Senior Vice President (Current)
                                                             Apr. 2008      General Manager of Production Business Group (Current)
                                                             Apr. 2008      General Manager of Office Machine Division of
                                                                            Production Business Group (Current)

Hisashi Takata         Corporate Senior Vice President       Apr. 1974      Joined the Company
(May 20, 1951)         (Deputy General Manager of            Apr. 1999      General Manager of Business Strategy Division of
                       Global Marketing Group)                              International Marketing Group
                       (General Manager of GM Strategy       Oct. 2004      Deputy General Manager of GJ (GEL JET) Business
                       Center of Global Marketing                           Division
                       Group)                                Oct. 2004      General Manager of Marketing Center of GJ (GEL JET)
                       (Chairman of Ricoh China                             Business Division
                       Co., Ltd.)
                                                             June 2005      Corporate Vice President
                                                             Oct. 2005      General Manager of GJ Marketing Division of Marketing
                                                                            Group
                                                             Apr. 2007      Deputy General Manager of Printing Business Division
                                                             Apr. 2008      General Manager of Printer Business Group
                                                             Jan. 2009      General Manager of Printer Sales Promotion Center of
                                                                            Printer Business Group
                                                             Apr. 2009      Corporate Senior Vice President (Current)
                                                             June 2009      Deputy General Manager of Global Marketing Group
                                                                            (Current)
                                                                            General Manager of GM Strategy Center of Global
                                                                            Marketing Group (Current)
                                                                            Chairman of Ricoh China Co., Ltd. (Current)

Kiyoto Nagasawa        Corporate Vice President              Apr. 1973      Joined the Company
(August 16, 1948)      (President of Electronic              Apr. 2001      General Manager of C&F Business Division 2
                       Devices Company

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
                       (Chairman of Ricoh Electronics        June 2002      Senior Vice President
                       Devices Shanghai Co., Ltd.)
                                                             June 2005      General Manager of Quality of Management Division
                                                             June 2005      Corporate Vice President (Current)
                                                             Apr. 2009      President of Electronic Devices Company (Current)
                                                                            Chairman of Ricoh Electronics Devices Shanghai Co.,
                                                                            Ltd. (Current)

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

Norihisa Goto          Corporate Vice President              Apr. 1972      Joined the Company
(March 8, 1949)        (General Manager of Production        Oct. 1997      President of Ricoh Deutschland GmbH
                       Printing Business Group)              Mar. 2001      Chairman of Lanier Worldwide, Inc.
                                                             Jan. 2003      President of Lanier Worldwide, Inc.
                                                             June 2003      Senior Vice President
                                                             June 2005      Corporate Vice President (Current)
                                                             June 2006      Vice Chairman of Ricoh Corporation (now Ricoh Americas
                                                                            Corporation)
                                                             June 2006      CEO of Ricoh U.S. - Ricoh Corporation (now Ricoh
                                                                            U.S. - Ricoh Americas Corporation)
                                                             Oct. 2008      Deputy General Manager of Production Printing Business
                                                                            Group
                                                             Apr. 2009      General Manager of Production Printing Business Group
                                                                            (Current)

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
                                                             June 2005      Corporate Vice President (Current)

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
Soichi Nagamatsu       Corporate Vice President              July 2004      Joined the Company
(March 25, 1951)       (General Manager of Corporate         July 2004      Vice General Manager of Research and Development Group
                       Planning Division)
                                                             Apr. 2006      Corporate Vice President (Current)
                                                             Apr. 2006      General Manager of Research and Development Group
                                                             Apr. 2006      General Manager of Corporate Technology Planning
                                                                            Division
                                                             Apr. 2007      General Manager of Office System Development Center of
                                                                            Research and Development Group
                                                             Apr. 2008      General Manager of Corporate Technology Development
                                                                            Group
                                                             Apr. 2008      General Manager of Office Solution Technology
                                                                            Development Center of Corporate Technology Development
                                                                            Group
                                                             Apr. 2008      General Manager of Advanced Technology R&D Center of
                                                                            Research and Development Group
                                                             Apr. 2008      Chairman of Ricoh Software Research Center (Beijing)
                                                                            Co., Ltd.
                                                             Apr. 2009      General Manager of Corporate Planning Division
                                                                            (Current)

Kazuhiro Yuasa         Corporate Vice President              Apr. 1977      Joined the Company
(September 1, 1952)    (President of Personal Multi          Apr. 2001      Deputy General Manager of ICD Division of Personal
                       Media Company)                                       Multi Media Company
                                                             Oct. 2002      Deputy General Manager of ICS Division of Personal
                                                                            Multi Media Company
                                                             Nov. 2002      General Manager of ICS Division of Personal Multi
                                                                            Media Company
                                                             Apr. 2006      Associate Director
                                                             Apr. 2006      President of Personal Multi Media Company (Current)
                                                             Apr. 2008      Corporate Vice President (Current)

Yohzoh Matsuura        Corporate Vice President              Apr. 1980      Joined the Company
(April 15, 1956)       (General Manager of Imaging           Oct. 2004      General Manager of Imaging Engine Development Division
                       Engine Development Division)                         (Current)
                                                             Apr. 2006      Associate Director
                                                             Apr. 2007      Deputy General Manager of MFP Business Group
                                                                            Corporate Vice President (Current)
                                                             Apr. 2008      General Manager of Fundamental & Control Technology
                                                                            Center of
                                                             Apr. 2008      Imaging Engine Development Division

  Group Executive Officers of the Company as of June 25, 2009 were as follows:

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
Kazuo Togashi          Corporate Senior Vice                 Apr. 1972      Joined the Company
(November 28, 1949)    President (Chairman and CEO           Apr. 1998      President of Ricoh Europe B.V.
                       (Chief Executive Officer) of          June 2000      Senior Vice President
                       Ricoh Americas Corporation)           Apr. 2002      Chairman of said company
                       (General Manager of Americas          Apr. 2002      Chairman of NRG Group PLC
                       Marketing Group)                      June 2002      Executive Vice President
                                                             June 2003      Managing Director
                                                             June 2005      Corporate Senior Vice President (Current)
                                                             Apr. 2006      General Manager of International Business Group
                                                             Apr. 2006      General Manager of Regional Business Support Center of
                                                                            International Business Group
                                                             Apr. 2006      General Manager of Trade Affairs & Export/Import
                                                                            Administration Center of International Business Group
                                                                            Chairman of Ricoh China Co., Ltd.
                                                             Jan. 2008      General Manager of Business Strategy & Planning Center
                                                             Apr. 2009      of International Business Group
                                                                            Deputy General Manager of Global Marketing Taskforce
                                                             June 2009      Chairman and CEO (Chief Executive Officer) of Ricoh
                                                                            Americas Corporation (Current)
                                                                            General Manager of Americas Marketing Group (Current)

Shiro Sasaki           Corporate Senior Vice President       Apr. 1972      Joined the Company
(December 23, 1949)    (Chairman of Ricoh                    Apr. 2000      President of Gestetner Holdings PLC
                       Europe, PLC.)                         Apr. 2002      President of NRG Group PLC
                       (Chairman of Ricoh Europe             June 2004      Senior Vice President
                       (Netherlands) B.V.)                   June 2005      Corporate Vice President
                       (General Manager of Europe            Apr. 2006      Corporate Senior Vice President (Current)
                       Marketing Group)
                                                             Apr. 2006      Chairman of Ricoh Europe B.V.
                                                             Apr. 2006      Chairman of NRG Group PLC
                                                             Apr. 2007      Chairman of Ricoh Europe PLC (Current)
                                                             Apr. 2007      President of Ricoh Europe (Netherlands) B.V. (Current)
                                                             June 2009      General Manager of Europe Marketing Group (Current)

Sadahiro Arikawa       Corporate Senior Vice President       Apr. 1971      Joined the Company
(March 31, 1949)       (President of Ricoh Leasing           Apr. 2001      General Manager of Fukuoka Branch of Marketing Group
                       Co., Ltd.)                            Dec. 2001      President of Ricoh Kyusyu Co., Ltd.
                                                             Apr. 2004      General Manager of Major Accounts Marketing Division
                                                             June 2004      Senior Vice President

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
                                                             June 2005      Corporate Vice President
                                                             Apr. 2009      Associate Director
                                                             Apr. 2009      Corporate Senior Vice President of Ricoh Leasing
                                                                            Co., Ltd.
                                                             June 2009      President of Ricoh Leasing Co., Ltd. (Current)
                                                             June 2009      Corporate Senior Vice President (Current)

Hiroshi Tsuruga        Corporate Vice President              Apr. 1971      Joined the Company
(November 18, 1948)    (President of Tohoku Ricoh            Apr. 1999      General Manager of Information Technology and Solution
                       Co., Ltd.)                                           Division
                                                             June 2002      Senior Vice President
                                                             June 2005      Deputy President of Tohoku Ricoh Co., Ltd.
                                                             June 2005      Corporate Vice President (Current)
                                                             Apr. 2006      President of Tohoku Ricoh Co., Ltd. (Current)

Kohji Sawa             Corporate Vice President              Apr. 1971      Joined the Company
(June 5, 1948)         (President of Ricoh Elemex            Apr. 1998      General Manager of Imaging System Component Production
                       Corporation)                                         Division
                                                             Apr. 2000      General Manager of Procurement Control Center
                                                             July 2001      General Manager of Optical Component Development Center
                                                             June 2002      Senior Vice President
                                                             June 2005      Corporate Vice President (Current)
                                                                            General Manager of Information Technology and Solution
                                                                            Division
                                                             Apr. 2008      Corporate Senior Vice President of Ricoh Elemex
                                                                            Corporation
                                                             June 2008      President of Ricoh Elemex Corporation (Current)

Yoshihiro Niimura      Corporate Vice President              Apr. 1975      Joined the Company
(May 22, 1951)         (President of Ricoh China             June 2004      President of Ricoh China Co., Ltd. (Current)
                       Co., Ltd.)
                       (Chairman and President of            June 2004      Chairman and President of Ricoh Electronic Technology
                       Ricoh Electronic Technology                          (China) Co., Ltd. (Current)
                       (China) Co., Ltd.)                    June 2004      Senior Vice President
                       (General Manager of China             June 2005      Corporate Vice President (Current)
                       Marketing Group)                      June 2009      General Manager of China Marketing Group (Current)

Michel De Bosschere    Corporate Vice President              June 1993      Managing Director of Nashua/tec Benelux
(June 16, 1948)        (Chairman of Ricoh                    Jan. 2000      President of NRG Benelux B.V.
                       Belgium N.V.)                         June 2004      Senior Vice President
                       (President of Ricoh France            June 2005      Corporate Vice President (Current)
                       S.A.S.)

                               Current Position
        Name               (Function/Business area)            Date                           Business Experience
--------------------   -------------------------------   ----------------   -------------------------------------------------------
                                                             Aug. 2007      President of Ricoh Nederland B.V.
                                                             Nov. 2007      Chairman of NRG Benelux B.V.
                                                                            Chairman of Ricoh Nederland B.V.
                                                             Nov. 2007      Chairman of Ricoh Belgium N.V. (Current)
                                                                            Chairman of NRG Belgium S.A.
                                                             Mar. 2009      President of Ricoh France S.A.S. (Current)

Daisuke Segawa         Corporate Vice President              Mar. 1980      Joined the Company
(July 21, 1954)        (President and CEO (Chief             Dec. 1998      General Manager of Treasury Department
                       Executive Officer) of InfoPrint       Oct. 2004      General Manager of Corporate Planning Division
                       Solutions Company, LLC)               June 2005      Corporate Vice President
                                                             Apr. 2006      General Manager of Finance and Accounting Division
                                                                            (Current)
                                                             July 2008      Senior Vice President of InfoPrint Solutions Company,
                                                                            LLC
                                                             Apr. 2009      Associate Director
                                                             May 2009       President and CEO (Chief Executive Officer) of
                                                                            InfoPrint Solutions Company, LLC (Current)
                                                             June 2009      Corporate Vice President (Current)

Nobuaki Majima         Corporate Vice President              Apr. 1981      Joined the Company
(May 24, 1952)         (President of Ricoh Asia              Mar. 2001      President of Ricoh Deutschland GmbH
                       Pacific, Pte. Ltd.)
                       (General Manager of Asia              Apr. 2006      President of Ricoh Asia Pacific, Pte. Ltd. (Current)
                       Pacific Marketing Group)              Apr. 2008      Associate Director
                                                             Apr. 2009      Corporate Vice President (Current)
                                                             June 2009      General Manager of Asia Pacific Marketing Group
                                                                            (Current)

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

B. Compensation

          The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for fiscal year 2009 to all Directors, Corporate Auditors, Executive Officers and Group Executive Officers of the Company who served during fiscal year 2009 was Yen 1,072 million.

          Bonuses to be received by the director are determined by a resolution of an ordinary general meeting of shareholders of the Company. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income and are based on the Company's financial performance for the fiscal year. During fiscal year 2010, the Company will pay bonuses in the total amount of Yen 84 million to Directors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2010, as approved by the Company's shareholders at the Ordinary General Meeting of Shareholders held on June
25, 2009.

          In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to the shareholders for their approval. After shareholders' approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed by the Board of Directors or Board of Corporate Auditors and generally reflects his remuneration and position at the time of retirement, the length of his service as a Director or Corporate Auditor and his contribution to the Company's performance. At the Ordinary General Meeting of Shareholders held on June 27, 2007, the shareholders approved the abolishment of this retirement allowance system. Accordingly, the Company will pay incumbent Directors and Corporate Auditors their final retirement allowances corresponding to their tenure through June 27, 2007 in accordance with standards prescribed by the Company. The amount of such final retirement allowance through June 27, 2007 is Yen 498 million, for which the Company has established a reserve as of March 31, 2009.

          The Company abolished the retirement system as described above, in its place the Company introduced stock price-linked remuneration for its Directors by enhancing of the bonuses for directors with the Company's financial performance. Under this new system, the Company will pay a specified amount of remuneration to Directors each month, which amount will be contributed to the stock purchasing system to purchase the Company's stock. Each Director will be required to hold the Company's stock purchased under this system for the tenure of their office. One of the objectives of this system is to align the interests of the Directors with the interests of the shareholders on a long-term basis, which Ricoh believes will also strengthen the incentives to enhance shareholder value.

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

D. Employees

          The table below provides information about employees.

                                          As of March 31,
                                     -------------------------
                                      2007     2008      2009
                                     ------   ------   -------
Categorized by Operating Segment
  Imaging and Solutions              73,845   75,254   100,302
  Industrial Products                 3,340    3,421     3,150
  Other                               3,645    3,751     3,911
  Headquarters                        1,109    1,030     1,114
  Total                              81,939   83,456   108,477
Categorized by Geographic Location
  Domestic                           40,342   40,385    40,865
  Overseas                           41,597   43,071    67,612
  Total                              81,939   83,456   108,477

          Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in fiscal year 2009 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share Ownership

          The following table lists the number of Common Stock owned by each Director, Corporate Auditor and Executive Officer of the Company as of June 25, 2009. None of the Company's Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company's Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.03% of the total Company Common Stock issued.

        Name                                Position                       Number of Shares
--------------------   -------------------------------------------------   ----------------
Masamitsu Sakurai      Chairman of the Board and Representative Director         20,000
Shiro Kondo            Representative Director                                   12,000
Koichi Endo            Director                                                  20,747
Katsumi Yoshida        Director                                                   9,100
Masayuki Matsumoto     Director                                                   9,000
Takashi Nakamura       Director                                                  17,693
Kazunori Azuma         Director                                                  11,000
Zenji Miura            Director                                                  10,000
Kiyoshi Sakai          Director                                                   6,000
Takaaki Wakasugi       Director                                                   5,000
Shigekazu Iijima       Corporate Auditor                                          5,000
Yuji Inoue             Corporate Auditor                                         10,000
Terumoto Nonaka        Corporate Senior Vice President                            8,050
Kenji Hatanaka         Corporate Senior Vice President                            3,000
Hiroshi Kobayashi      Corporate Senior Vice President                            5,000
Yoshimasa Matsuura     Corporate Senior Vice President                            5,000
Norio Tanaka           Corporate Senior Vice President                            3,000
Hiroshi Adachi         Corporate Senior Vice President                            9,000
Kenichi Kanemaru       Corporate Senior Vice President                            5,000
Hisashi Takata         Corporate Vice President                                   1,000
Kiyoto Nagasawa        Corporate Vice President                                   5,000
Yutaka Ebi             Corporate Vice President                                   2,000
Kenichi Matsubayashi   Corporate Vice President                                   4,000
Soichi Nagamatsu       Corporate Vice President                                   3,000
Kazuo Togashi          Corporate Senior Vice President                            7,000
Shiroh Sasaki          Corporate Vice President                                   4,000
Sadahiro Arikawa       Corporate Vice President                                   4,000
Hiroshi Tsuruga        Corporate Vice President                                   4,000
Kohji Sawa             Corporate Vice President                                   5,000
Yoshihiro Niimura      Corporate Vice President                                   1,000
Nobuaki Majima         Corporate Vice President                                   4,000
                                                                                -------
                      Total                                                     217,590
                                                                                =======

          All shares of Common Stock of the Company carry the same voting rights.

          No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 25, 2009.

Item 7. Major Shareholders and Related Party Transactions
        -------------------------------------------------

A. Major Shareholders

          Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2009 are as follows:

                                                           Number of     Percentage of
                                                         Shares Owned     Outstanding
Title of Class   Name                                   (in thousands)    Shares Owned
--------------   ------------------------------------   --------------   -------------
Common Stock     Japan Trustee Services Bank, Ltd.          102,365          14.10%
Common Stock     The Master Trust Bank of Japan, Ltd.        70,093           9.65

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

          As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during fiscal year 2009. The major shareholders do not have different voting rights.

          American Depositary Receipts ("ADRs") evidencing American Depositary Shares are issued by The Bank of New York. The normal trading unit is 5 American Depositary Shares. As of March 31, 2009, 1,008,926 American Depositary Shares were held of record by one institutional registered holder in the United States of America.

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

          The Company's Common Stock has been listed on the TSE since 1949, and in Japan it is also listed on the Osaka Stock Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange. In addition, the Company's Common Stock is listed outside of Japan on the following stock exchange: Euronext Paris.

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

                                                        Over-the-Counter Market Price Per
                           Tokyo Stock Exchange Price       American Depositary Share
                            Per Share of Common Stock      (5 shares of Common Stock)
                                  (Japanese Yen)                 (U.S. Dollars)
                           --------------------------   ---------------------------------
                                  High     Low                    High      Low
                                 -----    -----                  ------   ------
Annual highs and lows
---------------------
Fiscal Year 2005                 2,345    1,782                  107.50    84.80
Fiscal Year 2006                 2,360    1,646                  110.00    73.00
Fiscal Year 2007                 2,775    1,991                  116.50    88.00
Fiscal Year 2008                 2,950    1,395                  121.25    69.55
Fiscal Year 2009                 1,986      770                   93.50    41.50
Quarterly highs and lows
------------------------
Fiscal Year 2008
1st quarter                      2,950    2,550                  121.25   106.00
2nd quarter                      2,915    2,185                  119.50    95.25
3rd quarter                      2,545    1,905                  109.50    87.00
4th quarter                      1,977    1,395                   95.00    69.55
Fiscal Year 2009
1st quarter                      1,986    1,558                   93.50    78.10
2nd quarter                      1,983    1,441                   92.20    65.00
3rd quarter                      1,534      770                   70.50    41.50
4th quarter                      1,359      931                   71.43    48.00
Monthly highs and lows
----------------------
December 2008                    1,142      911                   63.00    48.50
January 2009                     1,359    1,027                   71.43    57.00
February 2009                    1,204    1,029                   64.85    54.75
March 2009                       1,272      931                   63.25    48.00
April 2009                       1,359    1,171                   68.49    59.74
May 2009                         1,361    1,194                   69.71    61.55

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

          6. Import and Export of the goods described in any of the foregoing items and other goods of every kind and description. ]

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

          Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2009, and there are no material quantitative changes in market risk exposure at March 31, 2009 when compared to March 31, 2008. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

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

Foreign Exchange Forward Contracts

                                      Year Ended March 31,
          ----------------------------------------------------------------------------
                          2008                                    2009
          ------------------------------------   -------------------------------------
                                     Estimated                               Estimated
                         Contract      fair                     Contract       fair
            Average       amounts      value       Average       amounts       value
          contractual    (Millions    (Million   contractual    (Millions    (Million
             rates        of Yen)     of Yen)       rates        of Yen)      of Yen)
--------------------------------------------------------------------------------------
US$/Yen      109.74     Yen   (295)   Yen (135)     92.25      Yen 15,959   Yen (1,023)
EUR/Yen      163.20         (3,418)       (120)    127.25          17,576         (347)
US$/EUR        0.67          1,581         (93)        --              --           --

INTEREST RATE RISK

          In the ordinary course of business, Ricoh enters into interest rate swap agreements to reduce interest rate risk and to modify the interest rate characteristics of its outstanding debt. These agreements primarily involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the underlying principal amounts.

          The table below provides information about Ricoh's major derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity date, related weighted average interest rates and estimated fair value. For interest rate swaps, the table presents notional amounts by expected maturity date, weighted average interest rates. Notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

LONG-TERM INDEBTEDNESS                                            Year ended March 31, 2008
--------------------------------------------------------------------------------------------------------------------------------
                                                                            Millions of Yen
                                 -----------------------------------------------------------------------------------------------
(Excluding Capital                                                        Expected maturity date
Lease Obligations and                         ----------------------------------------------------------------------------------
SFAS No. 133 fair       Average                                                                                         Fair
value adjustment)      pay rate     Total        2009        2010        2011        2012        2013    Thereafter     Value
--------------------------------------------------------------------------------------------------------------------------------
Bonds                    1.43%   Yen  54,999  Yen 25,000  Yen 20,000  Yen  9,999  Yen     --  Yen    --    Yen --    Yen  54,577
Convertible Bonds          --         55,202          --          --          --      55,202         --        --         51,865
Loans                    1.66        196,818      57,377      56,690      57,072      24,643      1,033         3        196,438
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                            Yen 307,019  Yen 82,377  Yen 76,690  Yen 67,071  Yen 79,845  Yen 1,033    Yen  3    Yen 302,880
--------------------------------------------------------------------------------------------------------------------------------

LONG-TERM INDEBTEDNESS                                            Year ended March 31, 2009
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Millions of Yen
                                 --------------------------------------------------------------------------------------------------
(Excluding Capital                                                            Expected maturity date
Lease Obligations                             -------------------------------------------------------------------------------------
and SFAS No. 133 fair   Average                                                                                            Fair
value adjustment)      pay rate      Total       2010        2011         2012        2013        2014      Thereafter     Value
-----------------------------------------------------------------------------------------------------------------------------------
Bonds                    2.71%   Yen 149,206  Yen 20,000  Yen  9,999  Yen  20,000  Yen     --  Yen  50,000  Yen 49,207  Yen 146,211
Convertible Bonds          --         55,147          --          --       55,147          --           --          --       52,747
Loans                    1.42        388,661      64,652      88,442       70,691      56,700      108,172           4      385,427
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                            Yen 593,014  Yen 84,652  Yen 98,441  Yen 145,838  Yen 56,700  Yen 158,172  Yen 49,211  Yen 584,385
-----------------------------------------------------------------------------------------------------------------------------------

INTEREST RATE SWAPS                                               Year ended March 31, 2008
-------------------------------------------------------------------------------------------------------------------------------
                                                                              Millions of Yen
                                             ----------------------------------------------------------------------------------
                                                                                 Expected maturity date
 Notional                    Average Average             ----------------------------------------------------------------------
  amounts                    receive   pay                                                                               Fair
(Millions)    Type of swap    rate     rate     Total       2009       2010       2011       2012     2013  Thereafter  Value
-------------------------------------------------------------------------------------------------------------------------------
Yen 130,000 Receive floating
            /Pay fixed        1.04%   0.96%  Yen 130,000 Yen 45,000 Yen 15,000 Yen 54,000 Yen 16,000 Yen --   Yen --   Yen (368)
            Receive fixed
     18,000 /Pay floating     2.04    1.08        18,000         --     10,000      8,000         --     --       --        392

            Receive floating
US$     190 /Pay fixed        3.00%   4.64%  Yen  19,036 Yen     -- Yen 19,036 Yen     -- Yen     -- Yen --   Yen --   Yen (380)
            Receive fixed
          4 /Pay fixed        6.00    5.92           366        366         --         --         --     --       --       (238)

INTEREST RATE SWAPS                                                 Year ended March 31, 2009
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Millions of Yen
                                             --------------------------------------------------------------------------------------
                                                                                   Expected maturity date
 Notional                    Average Average             --------------------------------------------------------------------------
  amounts                    receive   pay                                                                                   Fair
(Millions)    Type of swap    rate     rate     Total       2010       2011       2012       2013       2014    Thereafter   Value
-----------------------------------------------------------------------------------------------------------------------------------
Yen 267,800 Receive floating
            /Pay fixed        1.13%   1.23%  Yen 267,800 Yen 15,000 Yen 54,000 Yen 52,300 Yen 25,000 Yen 58,000 Yen 63,500 Yen (798)
            Receive fixed
     18,000 /Pay floating     2.04    1.09        18,000     10,000      8,000         --         --         --         --      213

            Receive floating
US$      -- /Pay fixed          --%     --%  Yen      -- Yen     -- Yen     -- Yen     -- Yen     -- Yen     -- Yen     -- Yen   --
            Receive fixed
          1 /Pay fixed        6.00    6.00            98         98         --         --         --         --         --      (39)

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

                                                                       (Millions of Yen)

                                                       Year ended March 31,
                                          ----------------------------------------------
                                                   2008                    2009
                                          ----------------------  ----------------------
                                             Cost     Fair Value     Cost     Fair Value
                                          ----------------------------------------------
Debt Securities
   Due within one year                    Yen     --  Yen     --  Yen     --  Yen     --
   Due after one year through five years       6,000       5,246       1,279       1,279
Equity Securities                             62,208      64,716      43,002      45,062
Other                                              0           0          --          --
----------------------------------------------------------------------------------------
TOTAL                                     Yen 68,208  Yen 69,962  Yen 44,281  Yen 46,341
----------------------------------------------------------------------------------------

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

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of
         -------------------------------------------------------------------
         Proceeds
         --------

     None.

Item 15. Controls and Procedures
         -----------------------

Disclosure Controls and Procedures

          Ricoh's disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed by Ricoh in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to Ricoh's management, including its Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of its management, including the CEO and CFO, Ricoh evaluated its disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that Ricoh's disclosure controls and procedures were effective as of March 31, 2009 at a reasonable assurance level, provided that it be understood that any system of control is based in part upon certain assumptions designed to obtain reasonable (but not absolute) assurance as to its effectiveness, and there can be no assurance that Ricoh's system of control will succeed in achieving its stated objectives.

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

          Ricoh's management excluded from its assessment of the effectiveness of Ricoh's internal control over financial reporting as of March 31, 2009 an assessment of internal control over financial reporting of IKON Office Solutions, Inc. (a company that Ricoh acquired on October 31, 2008). IKON Office Solutions, Inc. had total assets of Yen

319,651 million and total sales of Yen 141,941 million that were reflected in the consolidated financial statements of the Company as of and for the year ended March 31, 2009.

          Ricoh's management assessed the effectiveness of Ricoh's internal control over financial reporting as of March 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Management's assessment included evaluating the design of Ricoh's internal control over financial reporting and testing of the operational effectiveness of Ricoh's internal control over financial reporting.

          Based on such assessment, management concluded that, as of March 31, 2009, Ricoh's internal control over financial reporting was effective based on the criteria set forth by COSO.

          Ricoh's independent registered accounting firm, KPMG AZSA & Co., has issued an audit report on the effectiveness of Ricoh's internal control over financial reporting as of March 31, 2009, such report is included in the Consolidated Financial Statements attached hereto.

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

Item 16C. Principal Accountant Fees and Services
          --------------------------------------

          The aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International to Ricoh for the years ended March 31, 2008 and 2009, were:

                       (Millions of Yen)

                    Year ended March 31,
                    --------------------
                         2008   2009
                        -----  -----
Audit Fees              1,629  1,901
Audit-related Fees         15    164
Tax Fees                  185    935
All Other Fees              4      8
------------------------------------
TOTAL                   1,833  3,008
------------------------------------

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

          In accordance with Japanese law, the Company's independent accountants (Kaikei Kansanin) ("Accounting Auditors") are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company's Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company's Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA & Co. as the Company's Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 25, 2009.

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

          During fiscal year 2009, none of the services provided to the Company by KPMG AZSA & Co. were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph
(c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees
          ----------------------------------------------------------

          Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          ----------------------------------------------------------------------

          Not applicable.

Item 16F. Change in Registrant's Certifying Accountant
          --------------------------------------------

          Not applicable.

Item 16G. Corporate Governance
          --------------------

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

                                     RICOH COMPANY, LTD.


                                     By: /s/ ZENJI MIURA
                                         ---------------------------------------
                                         Zenji Miura
                                         Director, Corporate Executive
                                         Vice President and
                                         Chief Financial Officer

Date: June 26, 2009

RICOH COMPANY, LTD.

Consolidated Financial Statements and Schedule

For the years ended March 31, 2007, 2008 and 2009

With Reports of Independent Registered Public Accounting Firm Thereon

Ricoh Company, Ltd. and Consolidated Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                Page
                                                                            ------------
Reports of Independent Registered Public Accounting Firm ................     F-2 to F-3
Consolidated Balance Sheets as of
   March 31, 2008 and 2009 ..............................................     F-4 to F-5
Consolidated Statements of Income
   for the years ended March 31, 2007, 2008 and 2009 ....................            F-6
Consolidated Statements of Shareholders' Investments
   for the years ended March 31, 2007, 2008 and 2009 ....................     F-7 to F-8
Consolidated Statements of Cash Flows
   for the years ended March 31, 2007, 2008 and 2009 ....................            F-9
Notes to Consolidated Financial Statements ..............................   F-10 to F-58
Schedule:
   II. Valuation and Qualifying Accounts and Reserves ...................           F-59

All schedules not listed have been omitted because they are not applicable, or the required information has been otherwise supplied in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Ricoh Company, Ltd.:

We have audited the accompanying consolidated balance sheets of Ricoh Company, Ltd. (a Japanese corporation) and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the years in the three-year period ended March 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. We also have audited Ricoh Company, Ltd.'s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ricoh Company, Ltd.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Ricoh Company, Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Ricoh Company, Ltd. acquired IKON Office Solutions, Inc. during the year ended March 31, 2009, and management excluded from its assessment of the effectiveness of Ricoh Company, Ltd.'s internal control over financial reporting as of March 31, 2009, IKON Office Solutions, Inc.'s internal control over financial reporting associated with total assets of Yen 319,651 million and total revenues of Yen 141,941 million included in the consolidated financial statements of Ricoh Company, Ltd. and subsidiaries as of and for the year ended March 31, 2009. Our audit of internal control over financial reporting of Ricoh Company, Ltd. also excluded an evaluation of the internal control over financial reporting of IKON Office Solutions, Inc.

The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 26, 2009

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS
March 31, 2008 and 2009

                                                                                              Thousands of
                                                                     Millions of Yen          U.S. Dollars
                                                              -----------------------------   ------------
ASSETS                                                             2008            2009           2009
----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                  Yen   170,607   Yen   258,484    $ 2,610,949
   Time deposits                                                      1,531           2,043         20,636
   Trade receivables:
      Notes                                                          57,068          45,781        462,434
      Accounts                                                      463,999         460,519      4,651,707
      Less - Allowance for doubtful receivables                     (16,666)        (21,533)      (217,505)
   Current maturities of long-term finance receivables, net         194,642         195,617      1,975,929
   Inventories:
      Finished goods                                                117,658         123,798      1,250,485
      Work in process and raw materials                              74,365          67,772        684,566
   Deferred income taxes and other                                   60,936          79,385        801,869
----------------------------------------------------------------------------------------------------------
            Total current assets                                  1,124,140       1,211,866     12,241,070
----------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                              46,681          45,693        461,545
   Buildings                                                        235,106         235,905      2,382,879
   Machinery and equipment                                          587,956         613,879      6,200,798
   Construction in progress                                          12,884          23,459        236,960
----------------------------------------------------------------------------------------------------------
            Total                                                   882,627         918,936      9,282,182
   Less - accumulated depreciation                                 (627,994)       (649,600)    (6,561,616)
----------------------------------------------------------------------------------------------------------
            Net property, plant and equipment                       254,633         269,336      2,720,566
----------------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                               445,436         465,262      4,699,616
   Investment securities                                             71,244          47,815        482,980
   Investments in and advances to affiliates                          1,977           1,248         12,606
   Goodwill                                                         112,538         250,330      2,528,586
   Other intangible assets                                          114,402         165,126      1,667,939
   Lease deposits and other                                          89,998         102,512      1,035,475
----------------------------------------------------------------------------------------------------------
            Total investments and other assets                      835,595       1,032,293     10,427,202
----------------------------------------------------------------------------------------------------------
Total                                                         Yen 2,214,368   Yen 2,513,495    $25,388,838
==========================================================================================================

                                                                                              Thousands of
                                                                     Millions of Yen          U.S. Dollars
                                                              -----------------------------   ------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT                           2008            2009           2009
----------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                      Yen    75,784   Yen   184,210    $ 1,860,707
   Current maturities of long-term indebtedness                      82,658          85,582        864,465
   Trade payables:
      Notes                                                          18,942          12,914        130,444
      Accounts                                                      341,627         272,499      2,752,515
   Accrued income taxes                                              28,909          10,317        104,212
   Accrued expenses and other                                       165,836         207,969      2,100,697
----------------------------------------------------------------------------------------------------------
            Total current liabilities                               713,756         773,491      7,813,040
----------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                           225,930         509,403      5,145,485
   Accrued pension and severance costs                               99,830         156,625      1,582,071
   Deferred income taxes and other                                   36,373          49,626        501,273
----------------------------------------------------------------------------------------------------------
            Total long-term liabilities                             362,133         715,654      7,228,829
----------------------------------------------------------------------------------------------------------
Minority interests                                                   58,283          48,977        494,717
----------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 17)
Shareholders' investment:
   Common stock;
      Authorized - 1,500,000,000 shares in 2008 and 2009
      Issued and outstanding - 744,912,078 shares
         and 720,951,250 shares in 2008 and 744,912,078
         shares and 725,679,726 shares in 2009                      135,364         135,364      1,367,313
   Additional paid-in capital                                       186,448         186,083      1,879,626
   Retained earnings                                                835,238         815,725      8,239,646
   Accumulated other comprehensive loss                             (31,005)       (125,121)    (1,263,848)
   Treasury stock at cost; 23,960,828 shares in 2008 and
      19,232,352 shares in 2009                                     (45,849)        (36,678)      (370,485)
----------------------------------------------------------------------------------------------------------
            Total shareholders' investment                        1,080,196         975,373      9,852,252
----------------------------------------------------------------------------------------------------------
Total                                                         Yen 2,214,368   Yen 2,513,495    $25,388,838
==========================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended March 31, 2007, 2008 and 2009

                                                                                                             Thousands of
                                                                            Millions of Yen                  U.S. Dollars
                                                             ---------------------------------------------   ------------
                                                                  2007            2008           2009            2009
-------------------------------------------------------------------------------------------------------------------------
Net sales:
   Products                                                  Yen 1,189,548   Yen 1,292,228   Yen 1,027,694    $10,380,747
   Post sales and rentals                                          768,965         817,230         955,490      9,651,414
   Other revenue                                                   110,412         110,531         108,512      1,096,081
-------------------------------------------------------------------------------------------------------------------------
            Total                                                2,068,925       2,219,989       2,091,696     21,128,242
-------------------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                        783,681         855,852         710,892      7,180,727
   Post sales and rentals                                          335,444         346,945         440,510      4,449,596
   Other revenue                                                    87,394          89,465          85,908        867,758
-------------------------------------------------------------------------------------------------------------------------
            Total                                                1,206,519       1,292,262       1,237,310     12,498,081
-------------------------------------------------------------------------------------------------------------------------
            Gross profit                                           862,406         927,727         854,386      8,630,162
Selling, general and administrative expenses                       688,026         746,221         779,850      7,877,273
-------------------------------------------------------------------------------------------------------------------------
            Operating income                                       174,380         181,506          74,536        752,889
-------------------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                     (5,501)         (6,341)         (5,227)       (52,798)
   Interest expense                                                  7,350           4,835           5,863         59,222
   Foreign currency exchange loss, net                               1,199          10,901          15,575        157,323
   Losses on impairment of securities                                  270             142          26,837        271,081
   Other, net                                                       (3,457)         (2,700)            549          5,546
-------------------------------------------------------------------------------------------------------------------------
            Total                                                     (139)          6,837          43,597        440,374
-------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes,
   minority interests and equity in earnings of affiliates         174,519         174,669          30,939        312,515
Provision for income taxes:
   Current                                                          66,523          58,426          27,321        275,970
   Deferred                                                         (2,197)          4,970          (5,163)       (52,152)
-------------------------------------------------------------------------------------------------------------------------
            Total                                                   64,326          63,396          22,158        223,818
-------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority
   interests and equity in earnings of affiliates                  110,193         111,273           8,781         88,697
Minority interests                                                   5,508           6,057           2,322         23,454
Equity in earnings of affiliates                                     1,539           1,247              71            717
-------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                  106,224         106,463           6,530         65,960
Income from discontinued operations, net of tax                      5,500              --              --             --
-------------------------------------------------------------------------------------------------------------------------
            Net income                                       Yen   111,724   Yen   106,463   Yen     6,530    $    65,960
=========================================================================================================================

                                                                                  Yen                        U.S. Dollars
                                                             ---------------------------------------------   ------------
Per share of common stock:                                        2007            2008           2009            2009
-------------------------------------------------------------------------------------------------------------------------
   Basic:
      Income from continuing operations                      Yen    145.56   Yen    146.04   Yen      9.02    $      0.09
      Income from discontinued operations, net of tax                 7.54              --              --             --
-------------------------------------------------------------------------------------------------------------------------
      Net income                                                    153.10          146.04            9.02           0.09
-------------------------------------------------------------------------------------------------------------------------
   Diluted:
      Income from continuing operations                      Yen    144.41   Yen    142.15   Yen      8.75    $      0.09
      Income from discontinued operations, net of tax                 7.48              --              --             --
-------------------------------------------------------------------------------------------------------------------------
      Net income                                                    151.89          142.15            8.75           0.09
=========================================================================================================================
   Cash dividends paid per share                             Yen     25.00   Yen     31.00   Yen     35.00    $      0.35
=========================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
   Basic:
      Income from continuing operations                      Yen    727.80   Yen    730.20   Yen     45.10    $      0.46
      Income from discontinued operations, net of tax                37.70              --              --             --
-------------------------------------------------------------------------------------------------------------------------
      Net income                                                    765.50          730.20           45.10           0.46
-------------------------------------------------------------------------------------------------------------------------
   Diluted:
      Income from continuing operations                      Yen    722.05   Yen    710.75   Yen     43.75    $      0.44
      Income from discontinued operations, net of tax                37.40              --              --             --
-------------------------------------------------------------------------------------------------------------------------
      Net income                                                    759.45          710.75           43.75           0.44
=========================================================================================================================
   Cash dividends paid per share                             Yen    125.00   Yen    155.00   Yen    175.00    $      1.77
=========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Years Ended March 31, 2007, 2008 and 2009

                                                                              Millions of Yen
                                           ------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                         Additional                      other                        Total
                                             Common        paid-in       Retained    comprehensive   Treasury     shareholders'
                                              stock        capital       earnings    income (loss)     stock        investment
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2006                  Yen 135,364   Yen 186,450   Yen 665,394   Yen    4,099   Yen (31,062)  Yen   960,245
Cumulative effect of adjustment from
   applying SAB 108, net of tax                     --            --        (6,464)            --            --          (6,464)
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2006, as adjusted          135,364       186,450       658,930          4,099       (31,062)        953,781
-------------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                          4                                                          4
Dividends declared and approved                                            (18,256)                                     (18,256)
Comprehensive income (loss)
   Net income                                                              111,724                                      111,724
   Net unrealized holding gains (losses)
      on available-for-sale securities                                                         73                            73
   Minimum pension liability adjustments                                                      970                           970
   Net unrealized gains (losses) on
      derivative instruments                                                                 (185)                         (185)
   Cumulative translation adjustments                                                      24,774                        24,774
                                                                                                                  -------------
   Total comprehensive income (loss)                                                                                    137,356
Adjustment to initially apply SFAS 158                                                     (2,733)                       (2,733)
Net changes in treasury stock                                                                               761             761
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2007                  Yen 135,364   Yen 186,454   Yen 752,398   Yen   26,998   Yen (30,301)  Yen 1,070,913
-------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment from
   applying EITF 06-2, net of tax                   --            --          (995)            --            --            (995)
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2007, as adjusted          135,364       186,454       751,403         26,998       (30,301)      1,069,918
-------------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                         (6)                                                        (6)
Dividends declared and approved                                            (22,628)                                     (22,628)
Comprehensive income (loss)
   Net income                                                              106,463                                      106,463
   Net unrealized holding gains (losses)
      on available-for-sale securities                                                     (7,685)                       (7,685)
   Pension liability adjustments                                                          (11,382)                      (11,382)
   Net unrealized gains (losses) on
      derivative instruments                                                                 (380)                         (380)
   Cumulative translation adjustments                                                     (38,556)                      (38,556)
                                                                                                                  -------------
   Total comprehensive income (loss)                                                                                     48,460
Net changes in treasury stock                                                                           (15,548)        (15,548)
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2008                  Yen 135,364   Yen 186,448   Yen 835,238   Yen  (31,005)  Yen (45,849)  Yen 1,080,196
-------------------------------------------------------------------------------------------------------------------------------
   Cumulative effect of adjustment from
      applying measurement date provisions
      of SFAS No.158, net of tax                    --            --          (643)            (6)           --            (649)
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2008, as adjusted          135,364       186,448       834,595        (31,011)      (45,849)      1,079,547
-------------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                       (365)          (80)                                        (445)
Dividends declared and approved                                            (25,320)                                     (25,320)
Comprehensive income (loss)
   Net income                                                                6,530                                        6,530
   Net unrealized holding gains (losses)
      on available-for-sale securities                                                        532                           532
   Pension liability adjustments                                                          (33,507)                      (33,507)
   Net unrealized gains (losses) on
      derivative instruments                                                                   35                            35
   Cumulative translation adjustments                                                     (61,170)                      (61,170)
                                                                                                                  -------------
   Total comprehensive income (loss)                                                                                    (87,580)
Net changes in treasury stock                                                                             9,171           9,171
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2009                  Yen 135,364   Yen 186,083   Yen 815,725   Yen (125,121)  Yen (36,678)  Yen   975,373
===============================================================================================================================

                                                                          Thousands of U.S. Dollars
                                               -------------------------------------------------------------------------------
                                                                                       Accumulated
                                                            Additional                    other                      Total
                                                 Common       paid-in     Retained    comprehensive   Treasury   shareholders'
                                                  stock       capital     earnings    income (loss)     stock      investment
------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2008                      $1,367,313   $1,883,313   $8,436,748    $  (313,182)  $(463,121)   $10,911,071
-----------------------------------------------------------------------------------------------------------------------------
   Cumulative effect of adjustment from
      applying measurement date provisions of
      SFAS No.158, net of tax                          --            -       (6,495)           (61)          -         (6,556)
-----------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2008, as adjusted           1,367,313    1,883,313    8,430,253       (313,243)   (463,121)    10,904,515
-----------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                       (3,687)        (808)                                   (4,495)
Dividends declared and approved                                            (255,758)                                 (255,758)
Comprehensive income (loss)
   Net income                                                                65,960                                    65,960
   Net unrealized holding gains (losses)
      on available-for-sale securities                                                       5,374                      5,374
   Pension liability adjustments                                                          (338,455)                  (338,455)
   Net unrealized gains (losses) on
      derivative instruments                                                                   354                        354
   Cumulative translation adjustments                                                     (617,879)                  (617,879)
                                                                                                                  -----------
   Total comprehensive income (loss)                                                                                 (884,646)
Net changes in treasury stock                                                                           92,636         92,636
-----------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2009                      $1,367,313   $1,879,626   $8,239,646    $(1,263,848)  $(370,485)   $ 9,852,252
=============================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2007, 2008 and 2009

                                                                                                                 Thousands of
                                                                                   Millions of Yen               U.S. Dollars
                                                                       ---------------------------------------   ------------
                                                                           2007          2008          2009         2009
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                          Yen 111,724   Yen 106,463   Yen   6,530    $    65,960
   Income from discontinued operations, net of tax                          (5,500)           --            --             --
                                                                       ------------------------------------------------------
   Income from continuing operations                                       106,224       106,463         6,530         65,960
   Adjustments to reconcile net income to net cash provided by operating activities-
      Depreciation and amortization                                         89,632        95,788       101,817      1,028,455
      Equity in earnings of affiliates, net of dividends received             (711)         (622)          117          1,182
      Deferred income taxes                                                 (2,197)        4,970        (5,163)       (52,152)
      Losses on disposals and sales of property, plant and equipment         3,722         2,174         1,885         19,040
      Losses on impairment of securities                                       270           142        26,837        271,081
      Pension and severance costs, less payments                              (773)         (320)        2,031         20,515
      Changes in assets and liabilities, net of effects from
         acquisition-
         (Increase) decrease in trade receivables                          (15,919)      (16,567)       37,913        382,960
         (Increase) decrease in inventories                                 (1,494)          129         2,836         28,646
         Increase in finance receivables                                   (28,047)      (17,183)       (3,050)       (30,808)
         (Decrease) increase in trade payables                               2,199        (7,491)      (97,372)      (983,556)
         (Decrease) increase in accrued income taxes and accrued
            expenses and other                                              11,175         5,216       (14,094)      (142,364)
      Other, net                                                             3,216        21,664        27,201        274,758
-----------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                      167,297       194,363        87,488        883,717
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                        463         1,194           454          4,586
   Expenditures for property, plant and equipment                          (85,747)      (85,205)      (96,945)      (979,242)
   Payments for purchases of available-for-sale securities                 (97,158)      (97,958)       (1,781)       (17,990)
   Proceeds from sales of available-for-sale securities                     96,087       100,025           243          2,455
   (Increase) decrease in time deposits                                         64          (240)         (615)        (6,212)
   Proceeds from sales of discontinued operations                           12,000            --            --             --
   Purchase of business, net of cash acquired                              (23,200)      (96,796)     (157,404)    (1,589,939)
   Other, net                                                              (17,941)      (19,370)      (27,124)      (273,981)
-----------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                            (115,432)     (198,350)     (283,172)    (2,860,323)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                     60,157        67,166       237,116      2,395,111
   Repayment of long-term indebtedness                                     (49,115)      (75,716)      (59,500)      (601,010)
   (Decrease) increase in short-term borrowings, net                         8,362       (14,598)      110,211      1,113,242
   Proceeds from issuance of long-term debt securities                      65,274             -        85,000        858,586
   Repayment of long-term debt securities                                  (55,000)      (10,000)      (50,539)      (510,495)
   Dividends paid                                                          (18,240)      (22,628)      (25,320)      (255,758)
   Payment for purchase of treasury stock                                     (799)      (15,770)         (644)        (6,505)
   Other, net                                                               (1,357)         (639)         (410)        (4,141)
-----------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) financing activities              9,282       (72,185)      295,914      2,989,030
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS OF DISCONTINUED OPERATIONS:
   Net, operating cash flows                                                   838            --            --             --
   Net, investing cash flows                                                   (13)           --            --             --
   Net, financing cash flows                                                    --            --            --             --
   Effect of exchange rate change on cash and cash equivalents
      from discontinued operations                                              --            --            --             --
-----------------------------------------------------------------------------------------------------------------------------
            Net increase in cash and cash equivalents from
               discontinued operations                                         825            --            --             --
-----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS                  6,710        (8,958)      (12,353)      (124,778)
-----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        68,682       (85,130)       87,877        887,646
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             187,055       255,737       170,607      1,723,303
-----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               Yen 255,737   Yen 170,607   Yen 258,484    $ 2,610,949
=============================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR-
      Interest                                                         Yen   8,222   Yen   8,619   Yen   9,352    $    94,465
      Income taxes                                                          66,603        76,220        56,764        573,374
=============================================================================================================================

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

Ricoh distributes its products primarily through domestic (Japanese) and foreign sales subsidiaries. Overseas, Ricoh owns and distributes not only Ricoh brand products but also other brands, such as Lanier, Savin and Infotec.

Ricoh manufactures its products primarily in 16 plants in Japan and 9 plants overseas, which are located in the United States, United Kingdom, France and China.

2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

(A) BASIS OF PRESENTATION

The accompanying consolidated financial statements for each of the years in the three year period ended March 31, 2009 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen amounts into U.S. Dollar equivalents as of and for the year ended March 31, 2009 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of Yen 99 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2009.

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

(B) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entities as defined by the FASB Interpretation ("FIN") No. 46 (revised December
2003), "Consolidated of Variable Interest Entities" are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies, but not control (generally 20 to 50 % ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Product sales are generally recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

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

Ricoh also enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

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

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133, as amended, Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

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

(H) SECURITIES

Ricoh applies SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of March 31, 2008 and 2009, Ricoh's investments in debt and marketable equity securities are classified as trading or available-for-sale securities. Trading securities are reported at fair value with gains and losses recognized in current earnings. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

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

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

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

Effective rates of depreciation for the years ended March 31, 2007, 2008 and 2009 are summarized below:

                           2007   2008   2009
                          -----   ----   ----
Buildings                   9.8%  10.1%  10.7%
Machinery and equipment    40.8   43.1   44.4

Effective rates of depreciation increased for the year ended March 31, 2009 mainly due to the commencement of the new manufacturing facilities of the Company.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2008 and 2009 are as follows:

                                                   Thousands of
                             Millions of Yen       U.S. Dollars
                           ---------------------   ------------
                              2008        2009          2009
                           ---------   ---------      -------
Aggregate cost             Yen 7,269   Yen 6,003      $60,636
Accumulated depreciation       6,072       5,161       52,131

The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2009 were Yen 1,815 million ($18,333 thousand) and Yen 1,758 million ($17,758 thousand), respectively.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(K) CAPITALIZED SOFTWARE COSTS

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Ricoh capitalizes qualifying cost of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that results in additional functionality are capitalized. The capitalized software is amortized on a straight line basis generally from 3 years to 5 years.

(L) GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141, "Business Combinations" requires the use of the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires goodwill to be tested at least annually for impairment. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the test, Ricoh utilizes the two-step approach prescribed under SFAS 142. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. If the carrying value of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

Pursuant to the adoption of SFAS 142 on April 1, 2002, Ricoh selected an annual goodwill impairment date of September 30. In the fourth quarter of fiscal year 2009, Ricoh changed its annual impairment measurement date to December 31. The change was made to better align the impairment test date with Ricoh' acquisition of IKON Office Solutions, Inc. on October 31, 2008, which had a significant impact on Ricoh's financial statements. This change to the date of Ricoh's annual goodwill impairment test constitutes a change in the method of applying an accounting principle, as discussed in SFAS No.154, "Accounting Changes and Error Corrections" (SFAS 154). Ricoh believes that this change in accounting principle is preferable.

SFAS 154 requires reporting a change in accounting principle through retrospective application of the new accounting principle to all periods, unless it is impractical to do so. However, the change in the impairment measurement date had no impact on Ricoh's prior period financial statements, as no goodwill impairment changes had been recorded in any prior period financial statements nor did the change in annual impairment test date cause any impairments. Furthermore, there were no impairment charges that resulted from the December 31, 2008 impairment test, and no event indicating an impairment has occurred subsequent to December 31, 2008.

Ricoh completed its annual impairment assessment of indefinite-lived intangible assets for the years ended March 31, 2007, 2008 and 2009 and determined that no impairment charge was necessary.

(M) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" as amended by SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". Under SFAS 158 which was adopted effective March 31, 2007, Ricoh recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans as of the end of fiscal year, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax, and a charge to other comprehensive income for periods subsequent to adoption. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

For periods prior to the year ended March 31, 2009, Ricoh used a December 31 measurement date for determining benefit obligations and fair value of plan assets. Ricoh adopted the measurement date provisions of SFAS No. 158 as of March 31, 2009.

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

On April 1, 2007, Ricoh adopted FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109", which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income.

(O) RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(P) SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(Q) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

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

The following non-cash transactions have been excluded from the consolidated statements of cash flows:

                                                                                      Thousands of
                                                                  Millions of Yen     U.S. Dollars
                                                                ----------------------------------
                                                                2007   2008    2009       2009
--------------------------------------------------------------------------------------------------
Debt assumed in connection with business acquisition              --     --  81,737     825,626
Issuance of treasury stock in exchange for subsidiary's stock     --     --   9,138      92,303

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

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in purchase business combinations and pension accounting.

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

(W) RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements. In February 2008, the FASB issued Staff Positions ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) and remove certain leasing transactions from its scope. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and was adopted by Ricoh in fiscal year beginning April 1, 2008. The adoption of SFAS 157 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements and to recognize changes in that funded status in comprehensive income (loss) in the year in which the changes occur. SFAS 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year-end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006. Ricoh adopted the recognition and disclosure provisions and the measurement date provisions of SFAS 158 as of March 31,2007 and 2009, respectively. The change in measurement date provisions is effective for fiscal years ending after December 15, 2008. The adoption of the measurement date provisions resulted in adjustments to decrease retained earnings by Yen 643 million, and increase other comprehensive loss by Yen 6 million as of April 1, 2008.

In March 2008, the FASB issued SFAS No.161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133". SFAS 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. Ricoh adopted SFAS161 as of January 1, 2009.

(X) NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2007, the FASB issued SFAS No.141 (revised 2007), "Business Combinations " ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Ricoh in the first quarter beginning April 1, 2009. Ricoh will apply prospectively to all business combinations subsequent to the effective date.

In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." This Statement requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, Ricoh will adopt SFAS 160 in fiscal year 2010 via retrospective application of the presentation and disclosure requirements. Ricoh is currently evaluating the effect the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

In May 2009, the FASB issued SFAS No.165, "Subsequent Events." SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date -- that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for fiscal years beginning after June 15, 2009, and for subsequent interim and annual reporting periods. SFAS 165 will be adopted by Ricoh in the second quarter beginning July 1, 2009.

In June 2009, the FASB issued SFAS No.166, "Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140." This statement eliminates the concept of a qualifying special-purpose entity ("QSPE"), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, removes the guaranteed mortgage securitization recharacterization provisions and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009, and for subsequent interim and annual reporting periods. SFAS 166 will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of SFAS 166 will have on its consolidated results of operations and financial condition.

In June 2009, the FASB issued SFAS No.167, "Amendments to FASB Interpretation No. 46(R). " This statement requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE' s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. SFAS 167 is effective for fiscal years beginning after November 15, 2009, and for subsequent interim and annual reporting periods. Earlier application is prohibited. SFAS 167 will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of SFAS 167 will have on its consolidated results of operations and financial condition.

In April 2008, the FASB finalized FSP 142-3, "Determination of the Useful Life of Intangible Assets". The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP142-3 will be adopted by Ricoh in the first quarter beginning April 1, 2009. Ricoh is currently evaluating the effect that the adoption of FSP 142-3 will have on its consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets." FSP FAS 132(R)-1 requires additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009 and will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh will present the required disclosures in the prescribed format on a prospective basis upon adoption. The principal impact from FSP FAS 132(R)-1 will be to require Ricoh to expand disclosures regarding benefit plan assets.

(Y) RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements to conform with the current year's presentation.

3. ACQUISITION

In October 2008, Ricoh acquired IKON Office Solutions, Inc. ("IKON") through the Company's wholly owned U.S. distribution subsidiary, Ricoh Americas Corporation ("RAC") for total cash consideration of Yen 170,310 million ($1,720,303 thousand), including transaction costs. This acquisition was financed with bank loans. IKON supplies and services a wide range of office equipment, such as MFPs, fax machines and printers, in the North America and the Western European markets. With this acquisition, Ricoh aims to strengthen and broaden its business opportunities and infrastructure in the North America and Europe by capitalizing on IKON's broad sales and service network and gaining access to IKON's customer relationships, which includes large private corporations as well as government and public sector entities/organizations.

Ricoh applied the purchase method of accounting to account for the acquisition and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of IKON based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net identifiable assets acquired of Yen 143,278 million ($1,447,253 thousand) was recorded as goodwill that is not tax deductible. Ricoh reflected certain preliminary estimates with respect to the value of the underlying net assets of IKON in determining amounts of the goodwill. Therefore, the amount of intangible assets and goodwill could possibly be adjusted upon the completion of the purchase price allocation. Assets, liabilities and operations of IKON has been included in the accompanying consolidated financial statements since the acquisition date.

In connection with the acquisition of IKON, Ricoh recorded certain liabilities in accordance with EITF 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination." These liabilities included those for workforce reductions and facilities consolidation, intended to align the company's capacity and infrastructure, and promote synergies within the business to provide more effective services to customers. The liabilities include mainly accrual for severance of Yen 2,029 million ($20,495 thousand), and property exit cost Yen 1,008 million ($10,182 thousand) associated with the acquisition of IKON.

The following table reflects the October 31, 2008 condensed balance sheet of IKON, as adjusted to give effect to the purchase method accounting adjustments:

                                                                   Thousands of
                                                 Millions of Yen   U.S. Dollars
-------------------------------------------------------------------------------
Receivables and other assets                         Yen 138,532    $ 1,399,313
Property and equipment                                    18,798        189,879
Identifiable intangible assets                            55,566        561,273
Goodwill                                                 143,278      1,447,253
Liabilities                                             (185,864)    (1,877,415)
-------------------------------------------------------------------------------
Total cash consideration                             Yen 170,310    $ 1,720,303
===============================================================================

Identifiable intangible assets of IKON included a trademark of Yen 1,968 million ($19,879 thousand) which was estimated to have remaining useful life of 3 years, customer relationships of Yen 53,136 million ($536,727 thousand) which were estimated to have remaining useful life of 10 years to 20 years, and other intangible assets of Yen 462 million ($4,667 thousand). Goodwill arising from the acquisition of IKON has been allocated to the Imaging & Solutions segment. The primary items that generated the goodwill are the value of the synergies between IKON and Ricoh and the acquired assembled workforce, neither of which qualify as an (amortizable) intangible asset.

Supplemental unaudited pro forma information, as if the IKON acquisition were consummated at the beginning of fiscal years 2008 and 2009, is as follows:

                                                              Millions of yen
                                                           ---------------------
                                                             2008        2009
--------------------------------------------------------------------------------
Net sales                                                  2,640,126   2,301,087
Net income                                                   112,218       3,326

                                                                    Yen
                                                           ---------------------
                                                             2008        2009
--------------------------------------------------------------------------------
Earnings per share:
   Basic                                                    153.93        4.59
   Diluted                                                  149.84        4.44

The supplemental unaudited pro forma information is based on estimates and assumptions, which Ricoh believes are reasonable; it is not necessarily indicative of the consolidated financial position or results for future periods or the results that actually would have been realized had IKON has been a combined company as of the beginning of the periods presented. The unaudited pro forma results for all periods presented include amortization charges for acquired intangible assets, eliminations of intercompany transactions, adjustments to interest expenses and related tax effects.

Furthermore, Ricoh acquired other immaterial entities during the year ended March 31, 2009 for a consideration of Yen 4,777 million ($48,253 thousand), net of cash acquired.

In June 2007, Ricoh and International Business Machines Corporation ("IBM") completed formation of a joint venture company (now known as InfoPrint Solutions Company, LLC) which was spun-out from IBM's Printing Systems Division to provide output solutions for production printing area. InfoPrint Solutions Company, LLC has benefited from access to IBM's powerful worldwide distribution and sales network, as well as extensive printer development capabilities. The consideration was paid in a form of cash for the initial 51% acquisition of InfoPrint Solutions Company, LLC by Ricoh as well as a prepayment for the remaining 49% to be acquired and certain royalties and services to be provided by IBM to InfoPrint Solutions Company, LLC. Ricoh has progressively acquired the remaining 49% over the next three years since the acquisition, approximately 4% per each quarter, as InfoPrint Solutions Company, LLC becomes a wholly owned subsidiary. Ricoh had an approximately 80% equity in InfoPrint Solutions Company, LLC as of March 31, 2009. Ricoh applied the purchase method of accounting to account for the acquisition.

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

The following table reflects the condensed balance sheet of InfoPrint Solutions Company, LLC, as adjusted to give effect to the purchase method accounting adjustments:

                                                                Millions of Yen

Receivables and other assets                                        Yen  18,121
Property and equipment                                                    2,214
Identifiable intangible assets                                           38,091
Goodwill                                                                 50,301
Liabilities                                                             (15,772)
--------------------------------------------------------------------------------
Total cash consideration                                            Yen  92,955
================================================================================

Identifiable intangible assets of InfoPrint Solutions Company, LLC primarily included trademarks of Yen 16,852 million which were estimated to have remaining useful lives of 5 years to 7 years, existing maintenance contracts of Yen 8,289 million which were estimated to have remaining useful life of 9 years, outsourcing agreement of Yen 5,162 million which were estimated to have remaining useful lives of 1 year to 6 years, and other intangible assets of Yen 7,788 million. Goodwill arising from the acquisition of InfoPrint Solutions Company, LLC has been allocated to the Imaging & Solutions segment, and deductible for tax purposes. .

Furthermore, Ricoh acquired other immaterial entities during the year ended March 31, 2008 for a consideration of Yen 3,840 million, net of cash acquired.

In January 2007, Ricoh Europe B.V., a wholly-owned subsidiary of the Company, acquired the European operations of Danka Business Systems PLC ("Danka's European operations") for total cash consideration of Yen 27,132 million including direct acquisition costs. Ricoh made the acquisition to strengthen its sales and service network in major countries in Europe.

Ricoh applied the purchase method of accounting to account for the acquisition and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of Danka's European operations based on the estimated fair value of such net assets. A part of this acquisition cost was financed with Euro Yen Zero Coupon Conversion Bonds issued in December 2006. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of Yen 18,658 million was recorded as goodwill which is not tax deductible. Assets, liabilities and operations of Danka's European operations have been included in the accompanying consolidated financial statements since the acquisition date.

                                                                 Millions of Yen

Cash and cash equivalents                                           Yen   3,839
Receivables and other assets                                             22,385
Property and equipment                                                    1,434
Identifiable intangible assets                                            4,883
Goodwill                                                                 18,658
Liabilities                                                             (24,067)
--------------------------------------------------------------------------------
Total cash consideration                                            Yen  27,132
================================================================================

Identifiable intangible assets of Danka's European operations primarily comprised customer relationships of Yen 4,700 million, which were estimated to have a remaining useful life of 10 years to 18 years. Goodwill arising from the acquisition of Danka's European operations has been allocated to the Imaging & Solutions segment.

4. DISCONTINUED OPERATIONS

Summarized selected financial information for the years ended March 31, 2007 for the discontinued operations is as follows:

                                                  Millions of
                                                      Yen
                                                  -----------
                                                      2007
-------------------------------------------------------------
Net sales                                          Yen 1,487
-------------------------------------------------------------
Income from discontinued operations before gain
   on disposal of discontinued operations and
   provision for income taxes                            866
Gain on disposal of discontinued operations            8,830
Provision for income taxes                             4,196
-------------------------------------------------------------
Income from discontinued operations, net of tax    Yen 5,500

5. FINANCE RECEIVABLES

Finance receivables as of March 31, 2008 and 2009 are comprised primarily of lease receivables and installment loans.

Ricoh's products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary, and to overseas customers primarily through certain overseas subsidiaries. These leases are accounted for as sales-type leases in conformity with SFAS 13. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh's lease receivables as of March 31, 2008 and 2009 is as follows:

                                                                                   Thousands of
                                                           Millions of Yen         U.S. Dollars
                                                     ---------------------------   ------------
                                                         2008           2009           2009
-----------------------------------------------------------------------------------------------
Minimum lease payments receivable                    Yen  645,198   Yen  645,890    $ 6,524,141
Estimated non-guaranteed residual value                     6,358          8,303         83,869
Unearned income                                           (56,408)       (43,701)      (441,424)
Allowance for doubtful receivables                         (9,935)       (10,394)      (104,990)
-----------------------------------------------------------------------------------------------
Lease receivables, net                                    585,213        600,098      6,061,596
   Less - Current portion of lease receivable, net       (193,497)      (194,348)    (1,963,111)
-----------------------------------------------------------------------------------------------
Amounts due after one year, net                      Yen  391,716   Yen  405,750    $ 4,098,485
===============================================================================================

As of March 31, 2009, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:

                                          Thousands of
Years ending March 31   Millions of Yen   U.S. Dollars
------------------------------------------------------
2010                      Yen 219,536      $2,217,535
2011                          180,968       1,827,960
2012                          130,530       1,318,485
2013                           76,480         772,525
2014                           30,017         303,202
2015 and thereafter             8,359          84,434
------------------------------------------------------
Total                     Yen 645,890      $6,524,141
======================================================

Ricoh Leasing Company, Ltd. has also extended certain other types of loans as part of its business activity, which are primarily residential housing loans to current or former employees and private individuals in Japan secured by the underlying real estate properties. Loan terms range from 15 years to 30 years with monthly repayments. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2008 and 2009 was Yen 54,863 million and Yen 60,781 million ($613,949 thousand), respectively. The current portion of loans receivable was Yen 1,145 million and Yen 1,269 million ($12,818 thousand), respectively, as of March 31, 2008 and 2009, and was included in short-term finance receivables, net in the accompanying consolidated balance sheets. Loan activity for the years ended March 31, 2007, 2008 and 2009 is as follows:

                                                                        Thousands of
                                            Millions of Yen             U.S. Dollars
                                 ------------------------------------   ------------
                                    2007         2008         2009          2009
------------------------------------------------------------------------------------
Extension of new loans           Yen 11,883   Yen 14,356   Yen 15,324     $154,788
Repayment of outstanding loans       11,621       12,319        9,670       97,677

Ricoh sold certain finance lease receivables in prior years through revolving securitization transactions, which were structured as special purpose entities ("SPE"). The value assigned to undivided interests retained in these transactions was based on the fair value of retained interests as of a transfer of these receivables and was reflected in its consolidated balance sheets. Ricoh expects certain unrecoverable amount for lease receivables and reflects such unrecoverable amount in measuring fair value of retained interest. Ricoh's retained interests are subordinate to the investors' interests. Their value is subject to credit, prepayment and interest rate risk on the sold financial assets. The investors and SPE that hold the lease receivables have limited recourse to Ricoh's retained interest in such receivables for failure of debtors to pay. Ricoh determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on credit losses and other information as available and are discounted at a rate which Ricoh believes is commensurate with the risk free rate plus a risk premium. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh. The amount of lease receivable transferred, net of retained interest, for the year ended March 31, 2007, 2008 and 2009 was Yen 19,381 million, Yen 13,937 million and Yen 9,143 million ($92,354 thousand), respectively.

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the years ended March 31, 2008 and 2009 are as follows:

                             2008          2009
--------------------------------------------------
Expected credit losses   0.70% -0.95%  1.23% -1.26%
Discount rate            2.00% -3.00%  2.00% -3.00%
Annual prepayment rate   4.01% -5.37%  4.35% -8.76%

The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2009 are presented below.

                                                                             Thousands of
                                                           Millions of Yen   U.S. Dollars
                                                           ---------------   ------------
                                                                 2009            2009
-----------------------------------------------------------------------------------------
Carrying value of retained interests (included in lease
   deposits and other in the consolidated balance sheet)      Yen 4,293        $43,364
Expected credit losses:
   +10%                                                             (55)          (556)
   +20%                                                            (111)        (1,121)
Discount rate:
   +10%                                                             (14)          (141)
   +20%                                                             (29)          (293)
Annual prepayment rate:
   +10%                                                            (209)        (2,111)
   +20%                                                            (419)        (4,232)

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

The following table summarizes certain cash flows received from and paid to the SPE for all securitization activity for the years ended March 31, 2007, 2008 and 2009:

                                                                                                  Thousands of
                                                                       Millions of Yen            U.S. Dollars
                                                             ----------------------------------   ------------
                                                                2007        2008        2009          2009
--------------------------------------------------------------------------------------------------------------
Servicing fees received                                      Yen    21   Yen    20   Yen     13     $    131
Repurchases of delinquent or ineligible assets                   2,776       2,527        2,037       20,576
Repurchases of terminated securitization of assets                  --          --       10,000      101,010
Payments by terminating revolving securitization of assets          --       2,779        3,608       36,444

The components of all receivables managed and securitized, amounts of delinquencies and the components of net credit losses as of March 31, 2008 and 2009, and for the years then ended, are as follows:

                                                                          Millions of Yen
                                    -------------------------------------------------------------------------------------------
                                                        2008                                           2009
                                    --------------------------------------------   --------------------------------------------
                                                        Principal                                      Principal
                                                        amount of                                      amount of
                                    Total principal    receivables                 Total principal    receivables
                                       amount of       4 months or    Net credit      amount of       4 months or    Net credit
                                      receivables     more past due     losses       receivables     more past due     losses
-------------------------------------------------------------------------------------------------------------------------------
Principal amount outstanding          Yen 635,095       Yen 1,977      Yen 3,383     Yen 635,965       Yen 2,710      Yen 4,048
   Less - Receivables securitized         (40,442)                                       (25,473)
                                      -----------                                    -----------
Receivables held in portfolio         Yen 594,653                                    Yen 610,492

                                                      Principal amount of
                                    Total principal       receivables
                                       amount of       4 months or more     Net credit
                                      receivables          past due           losses
--------------------------------------------------------------------------------------
Principal amount outstanding          $6,423,889              $27,374         $40,889
   Less - Receivables securitized       (257,303)
                                      ----------
Receivables held in portfolio         $6,166,586

6. SECURITIES

Securities as of March 31, 2008 and 2009 consist of the following:

                                                                Thousands of
                                          Millions of Yen       U.S. Dollars
                                      -----------------------   ------------
                                          2008         2009         2009
----------------------------------------------------------------------------
Current:
   Trading securities                 Yen     --   Yen    725      $ 7,323
   Available-for-sale securities               0           --           --
Non-current:
   Available-for-sale securities      Yen 69,962   Yen 46,341      $468,091
   Non-marketable equity securities        1,282        1,474        14,889
----------------------------------------------------------------------------
                                      Yen 71,244   Yen 47,815      $482,980
============================================================================

All of available-for-sale securities as of March 31, 2009 are classified as non-current securities.

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2008 and 2009 are as follows:

                                                                      Millions of Yen
                              -----------------------------------------------------------------------------------------------
                                                   2008                                             2009
                              ----------------------------------------------  -----------------------------------------------
                                            Gross       Gross                                Gross       Gross
                                          unrealized  unrealized                           unrealized  unrealized
                                           holding     holding        Fair                  holding     holding        Fair
                                 Cost       gains       losses       value       Cost        gains       losses       value
-----------------------------------------------------------------------------------------------------------------------------
Current:
   Other                      Yen      0   Yen    --   Yen    --  Yen      0  Yen     --    Yen    --    Yen  --   Yen    --
Non-current:
   Equity securities          Yen 62,208   Yen 6,231   Yen 3,723  Yen 64,716  Yen 43,002    Yen 2,650    Yen 590   Yen 45,062
   Corporate debt securities       6,000          --         754       5,246       1,279            0         --        1,279
-----------------------------------------------------------------------------------------------------------------------------
                              Yen 68,208   Yen 6,231   Yen 4,477  Yen 69,962  Yen 44,281    Yen 2,650    Yen 590   Yen 46,341
=============================================================================================================================
                                       Thousands of U.S. Dollars
                              ------------------------------------------
                                                 2009
                              ------------------------------------------
                                           Gross       Gross
                                        unrealized  unrealized
                                          holding     holding     Fair
                                Cost       gains      losses     value
------------------------------------------------------------------------
Current:
   Other                      $     --    $    --     $   --    $     --
Non-current:
   Equity securities          $434,364    $26,768     $5,960    $455,172
   Corporate debt securities    12,919          0         --      12,919
------------------------------------------------------------------------
                              $447,283    $26,768     $5,960    $468,091
========================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2009 are as follows:

                                                                Millions of Yen
                         ---------------------------------------------------------------------------------------------
                              Less than 12 months             12 months or longer                     Total
                         -----------------------------   -----------------------------   -----------------------------
                                      Gross unrealized                Gross unrealized                Gross unrealized
                         Fair value    holding losses    Fair value    holding losses    Fair value    holding losses
----------------------------------------------------------------------------------------------------------------------
2009:
Noncurrent:
   Available-for-sale:
   Equity securities      Yen 1,753        Yen 481         Yen 492         Yen 109        Yen 2,244        Yen 590

                                                           Thousands of U.S. Dollars
                         ---------------------------------------------------------------------------------------------
                              Less than 12 months             12 months or longer                     Total
                         -----------------------------   -----------------------------   -----------------------------
                                      Gross unrealized                Gross unrealized                Gross unrealized
                         Fair value    holding losses    Fair value    holding losses    Fair value    holding losses
----------------------------------------------------------------------------------------------------------------------
2009:
Noncurrent:
   Available-for-sale:
   Equity securities       $17,707         $4,859          $4,970          $1,101          $22,667         $5,960

Ricoh judged the decline in fair value of investment securities at yearend to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2009, regardless of their balance sheet classification, are as follows:

                                                                     Thousands of
                                            Millions of Yen          U.S. Dollars
                                        ----------------------   -------------------
                                           Cost     Fair value    Cost     Fair value
-------------------------------------------------------------------------------------
Due after one year through five years   Yen   269    Yen   269   $ 2,717     $ 2,717
Over five years                             1,010        1,010    10,202      10,202
-------------------------------------------------------------------------------------
                                        Yen 1,279    Yen 1,279   $12,919     $12,919
=====================================================================================

Proceeds from the sales of available-for-sale securities were Yen 96,087 million, Yen 100,025 million and Yen 243 million ($2,455 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

There were no significant realized gains and losses from the sales of available-for-sale securities for the years ended March 31, 2007, 2008 or 2009.

There were no significant realized gains and losses on valuation of available-for-sale securities for the years ended March 31, 2007 and 2008. The losses on impairment of available-for-sale securities for the years ended March 31, 2009 were Yen 26,543 million ($268,111 thousand).

As for unrealized gains (losses) on securities in accumulated other comprehensive income (loss) and related reclassification adjustments for (gains) losses realized in net income for the years ended March 31, 2008 and 2009, refer to note 14 other comprehensive income (loss).

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Ricoh's equity in the underlying net book values of the companies is approximately equal to their individual carrying values of Yen 1,977 million and Yen 1,248 million ($12,606 thousand) at March 31, 2008 and 2009, respectively.

On July 1, 2006, Coca-Cola West Japan Co., Ltd. (former affiliate company) and Kinki Coca-Cola Bottling Co., Ltd. (former unrelated company) established a joint holding company Coca-Cola West Holdings Co., Ltd. by means of an exchange of shares. As a result, proportion of ownership interest of Coca-Cola West Holdings Co., Ltd. by Ricoh decreased under 20% and Ricoh no longer has significant influence, and according to Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," Ricoh excluded these companies from affiliate companies on October 1, 2006.

On November 30, 2007, Ricoh sold the part of shares of common stock of Sindoh Co., Ltd. The gain on sale of the shares was not material. As a result, proportion of ownership interest Sindoh Co., Ltd. by Ricoh decreased under 20% and Ricoh no longer has significant influence, and according to Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," Ricoh excluded these companies from affiliate companies on February 29, 2008.

Those securities are classified into available for sale security and accounted in accordance with SFAS 115 and presented in Investment securities in the balance sheet on March 31, 2008 and 2009.

Summarized financial information for all affiliates as of March 31, 2008 and 2009 and for the years ended March 31, 2007, 2008 and 2009 is as follows (some operation data for entities reflect only the period the current affiliates and former affiliates were affiliates of Ricoh and its subsidiaries' affiliates):

                                                                  Thousands of
                                              Millions of Yen     U.S. Dollars
                                            -------------------   ------------
FINANCIAL POSITION                            2008        2009        2009
------------------------------------------------------------------------------
Assets:
   Current assets                           Yen 4,088   Yen 375      $3,788
   Other assets                                 1,581        99       1,000
------------------------------------------------------------------------------
                                            Yen 5,669   Yen 474      $4,788
==============================================================================
Liabilities and shareholders' investment:
   Current liabilities                      Yen 3,489   Yen 273      $2,757
   Other liabilities                              581         6          61
   Shareholders' investment                     1,599       195       1,970
------------------------------------------------------------------------------
                                            Yen 5,669   Yen 474      $4,788
==============================================================================

                                                            Thousands of
                                Millions of Yen             U.S. Dollars
                     ------------------------------------   ------------
OPERATIONS               2007         2008         2009         2009
------------------------------------------------------------------------
Sales                Yen 193,753   Yen 68,662   Yen 4,617     $46,636
Costs and expenses       186,199       64,013       4,785      48,333
------------------------------------------------------------------------
Net income (loss)     Yen  7,554   Yen  4,648   Yen  (168)    $(1,697)
========================================================================

The significant transactions of Ricoh with these affiliates for the years ended March 31, 2007, 2008 and 2009, and the related account balances at March 31, 2008 and 2009 are summarized as follows:

                                                           Thousands of
                               Millions of Yen             U.S. Dollars
                     -----------------------------------   ------------
                         2007        2008         2009         2009
-----------------------------------------------------------------------
Transactions:
   Sales             Yen 16,158   Yen 20,184   Yen 6,677       $67,444
   Purchases             28,993       21,274       1,773        17,909
   Dividend income          828          625         188         1,899

Unrealized profits regarding the above transactions were eliminated in the consolidated financial statements.

                                               Thousands of
                         Millions of Yen       U.S. Dollars
                     -----------------------   ------------
                         2008        2009          2009
-----------------------------------------------------------
Account balances:
   Receivables        Yen 3,080     Yen 422       $4,263
   Payables               1,930          32          323

As of March 31, 2009, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of Yen 26,610 million ($268,788 thousand). This amount included undistributed earnings of Yen 22,241 million ($224,657 thousand) million of Coca-Cola West Holdings Co., Ltd. and of Yen 4,428 million ($44,727 thousand) of Sindoh Co., Ltd. as of the date that Ricoh ceased applying the equity method.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization as of March 31, 2008 and 2009 is as follows:

                                                                 Millions of Yen
                                 ------------------------------------------------------------------------------
                                                  2008                                    2009
                                 ------------------------------------------------------------------------------
                                    Gross                       Net         Gross                      Net
                                   carrying    Accumulated    carrying     carrying    Accumulated  carrying
                                    amount    amortization     amount       amount    amortization   amount
---------------------------------------------------------------------------------------------------------------
Other intangible assets
   subject to amortization:
      Software                   Yen 113,072  Yen (61,383)  Yen  51,689  Yen 128,142  Yen (68,774)  Yen  59,368
      Trademarks and
         customer relationships       56,201      (20,385)       35,816      110,867      (29,793)       81,074
      Other                           36,360      (10,750)       25,610       31,973       (8,501)       23,472
                                 -----------  ------------  -----------  -----------  ------------  -----------
      Total                          205,633      (92,518)      113,115      270,982     (107,068)      163,914
Other intangible assets not
   subject to amortization                                        1,287                                   1,212
                                                            -----------                             -----------
Total other intangible assets                               Yen 114,402                             Yen 165,126

                                       Thousands of U.S. Dollars
                                 ------------------------------------
                                                 2009
                                 ------------------------------------
                                    Gross                      Net
                                  carrying    Accumulated   carrying
                                   amount    amortization    amount
---------------------------------------------------------------------
Other intangible assets
   subject to amortization:
      Software                   $1,294,364  $  (694,687)  $  599,677
      Trademarks and
         customer relationships   1,119,869     (300,939)     818,929
      Other                         322,959      (85,869)     237,091
                                 ----------  ------------  ----------
      Total                       2,737,192   (1,081,495)   1,655,697
Other intangible assets not
   subject to amortization                                     12,242
                                                           ----------
Total other intangible assets                              $1,667,939

Gross carrying amount of trademarks and customer relationships increased during the year ended March 31, 2009 mainly due to the acquisition of IKON Office Solutions, Inc.

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2007, 2008 and 2009 was Yen 17,200 million, Yen 23,026 million and Yen 26,931 million ($272,030 thousand), respectively. The future amortization expense for each of the next five years relating to existing intangible assets is estimated to be the following at March 31, 2009:

                                          Thousands of
Years ending March 31   Millions of Yen   U.S. Dollars
------------------------------------------------------
2010                       Yen 27,391       $276,677
2011                           25,120        253,737
2012                           23,183        234,172
2013                           18,236        184,202
2014                           14,497        146,434

The changes in the carrying amounts of goodwill for the years ended March 31, 2008 and 2009, are as follows:

                                         Millions of Yen        Thousands of
                                    -------------------------   U.S. Dollars
                                       2008           2009          2009
----------------------------------------------------------------------------

Balance at beginning of year        Yen  72,048   Yen 112,538    $1,136,747
Goodwill acquired during the year        53,971       145,625     1,470,960
Foreign exchange impact                 (13,481)       (7,833)      (79,121)
----------------------------------------------------------------------------
Balance at end of year              Yen 112,538   Yen 250,330    $2,528,586
============================================================================

As of March 31, 2009, all of the carrying value of goodwill was allocated to the Imaging & Solutions segment.

9. INCOME TAXES

Income (loss) from continuing operations before income taxes, minority interests and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2007, 2008 and 2009 are as follows:

                                                                                      Thousands of
                                                        Millions of Yen               U.S. Dollars
                                             --------------------------------------   ------------
                                                2007           2008         2009          2009
--------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
   before income taxes, minority interests
   and equity in earnings of affiliates:
      Domestic                               Yen 107,749   Yen 110,986   Yen 31,861     $321,828
      Foreign                                     66,770        63,683         (922)      (9,313)
--------------------------------------------------------------------------------------------------
                                             Yen 174,519   Yen 174,669   Yen 30,939     $312,515
--------------------------------------------------------------------------------------------------
Provision for income taxes:
   Current:
      Domestic                               Yen  47,530   Yen  38,199   Yen 20,077     $202,798
      Foreign                                     18,993        20,227        7,244       73,172
--------------------------------------------------------------------------------------------------
                                             Yen  66,523   Yen  58,426   Yen 27,321     $275,970
--------------------------------------------------------------------------------------------------
   Deferred:
      Domestic                               Yen    (741)  Yen   6,694   Yen (4,473)    $(45,182)
      Foreign                                     (1,456)       (1,724)        (690)      (6,970)
--------------------------------------------------------------------------------------------------
                                             Yen  (2,197)  Yen   4,970   Yen  5,163)    $(52,152)
--------------------------------------------------------------------------------------------------
Consolidated provision for income taxes      Yen  64,326   Yen  63,396   Yen 22,158     $223,818
--------------------------------------------------------------------------------------------------

Total income taxes are allocated as follows:

                                                                                      Thousands of
                                                         Millions of Yen              U.S. Dollars
                                              -------------------------------------   ------------
                                                 2007         2008          2009         2009
--------------------------------------------------------------------------------------------------
Provision for income taxes relating to
   continuing operations                      Yen 64,326   Yen 63,396   Yen  22,158    $ 223,818
Provision for income taxes relating to
   discontinued operations                         4,196           --            --           --
Shareholders' investment:
   Foreign currency translation adjustments          (50)          78           (19)        (192)
   Unrealized gains (losses) on securities            25       (4,879)          366        3,697
   Unrealized gains (losses) on derivatives         (128)        (259)           (4)         (40)
   Minimum pension liability adjustments             693           --            --           --
   Adjustment to initially apply SFAS 158          1,066           --            --           --
   Pension liability adjustments                      --      (10,014)      (22,879)    (231,101)
--------------------------------------------------------------------------------------------------
                                              Yen 70,128   Yen 48,322   Yen    (378)   $  (3,818)
--------------------------------------------------------------------------------------------------

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax approximately 8%, which in the aggregate resulted in the normal statutory tax rate of approximately 41%. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2007, 2008 and 2009 as a result of the following:

                                                                                       2007   2008   2009
---------------------------------------------------------------------------------------------------------
Normal statutory tax rate                                                               41%    41%    41%
Nondeductible expenses and tax-exempt income                                             0      1      1
Tax benefits not recognized on operating losses of certain consolidated subsidiaries     1      2     45
Utilization of net operating loss carryforwards not previously recognized               (1)    (3)    (8)
Tax credit for increased research and development expense                               (3)    (4)    (3)
Unrecognized tax benefits                                                                -      3     13
Taxes on undistributed earnings of overseas subsidiaries                                 1     (1)    (8)
Prior period tax accrual adjustment                                                      0      0     (5)
Other, net                                                                              (2)    (3)    (4)
---------------------------------------------------------------------------------------------------------
Effective tax rate                                                                      37%    36%    72%
---------------------------------------------------------------------------------------------------------

Nondeductible expenses include directors' bonuses and entertainment expenses.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred tax assets and liabilities as of March 31, 2008 and 2009 are as follows:

                                                                                                     Thousands of
                                                                              Millions of Yen        U.S. Dollars
                                                                         -------------------------   ------------
                                                                             2008          2009          2009
-----------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Accrued expenses                                                      Yen  24,263   Yen  23,830    $  240,707
   Property, plant and equipment                                               3,858         2,892        29,212
   Accrued pension and severance costs                                        40,341        61,632       622,545
   Net operating loss carryforwards                                           12,684        26,308       265,737
   Other                                                                      23,193        23,713       239,525
-----------------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                          Yen 104,339   Yen 138,375    $1,397,727

                                                                                                     Thousands of
                                                                              Millions of Yen        U.S. Dollars
                                                                         -------------------------   ------------
                                                                             2008          2009          2009
-----------------------------------------------------------------------------------------------------------------
   Less - Valuation allowance                                                (10,661)      (24,172)     (244,161)
-----------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                Yen  93,678   Yen 114,203    $1,153,566
=================================================================================================================
Deferred tax liabilities:
   Sales-type leases                                                     Yen  (6,555)  Yen  (5,657)   $  (57,141)
   Undistributed earnings of foreign subsidiaries and affiliates             (20,664)      (11,574)     (116,909)
   Net unrealized holding gains on available-for-sale securities                (333)         (278)       (2,808)
   Basis difference of acquired intangible assets                            (10,498)      (24,194)     (244,384)
   Other                                                                      (7,673)       (7,151)      (72,233)
-----------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                           Yen (45,723)  Yen (48,854)   $ (493,475)
=================================================================================================================
Net deferred tax assets                                                  Yen  47,955   Yen  65,349    $  660,091
=================================================================================================================

Net deferred tax assets as of March 31, 2008 and 2009 are included in the consolidated balance sheets as follows:

                                                                                                     Thousands of
                                                                              Millions of Yen        U.S. Dollars
                                                                         -------------------------   ------------
                                                                             2008          2009          2009
-----------------------------------------------------------------------------------------------------------------
Deferred income taxes and other (Current Assets)                         Yen  41,581   Yen  43,774    $  442,162
Lease deposits and other (Non-current Assets)                                 43,528        53,740       542,828
Accrued expenses and other (Current Liabilities)                                (781)       (1,701)      (17,182)
Deferred income taxes and other (Long-Term Liabilities)                      (36,373)      (30,464)     (307,717)
-----------------------------------------------------------------------------------------------------------------
                                                                         Yen  47,955   Yen  65,349    $  660,091
=================================================================================================================

The net changes in the total valuation allowance for the years ended March 31, 2007, 2008 and 2009 were an increase of Yen 4,202 million, a decrease of Yen 1,738 million and an increase of Yen 13,511 million ($136,475 thousand), respectively. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

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

As of March 31, 2009, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately Yen 98,028 million ($990,182 thousand) which were available to reduce future taxable income, if any. Approximately Yen 1,576 million ($15,919 thousand) of the operating losses will expire within 3 years, Yen 12,151 million ($122,737 thousand) will expire within 4 years to 7 years and Yen 63,060 million ($636,970 thousand) will expire over 7 years. The remainder have indefinite carryforward period.

Ricoh has not recognized a deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of Yen 167,769 million ($1,694,636 thousand) as of March 31, 2009 because Ricoh considers these earnings to be indefinitely reinvested. The calculation of the related unrecognized deferred tax liability is not practicable.

Ricoh adopted FIN48 effective April 1, 2007. Total unrecognized tax benefits as of the date of adoption were Yen 8,508 million, and a cumulative-effect adjustment was not required as a result of the adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                          Thousands of
                                                   Millions of Yen        U.S. Dollars
                                              -------------------------   ------------
                                                  2008          2009          2009
--------------------------------------------------------------------------------------
Beginning balance                             Yen  8,508    Yen 5,623       $56,798
Additions due to acquisition                          --        1,917        19,364
Additions for tax positions of current year        2,972        4,350        43,939
Additions for tax positions of prior years         2,456        1,538        15,535
Reductions for tax positions of prior years       (1,768)        (546)       (5,515)
Settlements                                       (5,662)        (721)       (7,283)
Other                                               (883)        (345)       (3,484)
--------------------------------------------------------------------------------------
Ending balance                                Yen  5,623    Yen 11,816      $119,354
======================================================================================

Total amount of unrecognized tax benefits as of March 31, 2008 and 2009 that would reduce the effective tax rate, if recognized, are Yen 4,503 and Yen 11,071 million ($111,828 thousand), respectively.

Although Ricoh believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which Ricoh is aware as of March 31, 2009, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income. Both interest and penalties accrued as of March 31, 2008 and 2009 and interest and penalties included in provision for income taxes for the years ended March 31, 2008 and 2009 are not material.

Ricoh files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Ricoh is no longer subject to regular income tax examinations by the tax authority for fiscal years before 2007. While there has been no specific indication by the tax authority that Ricoh will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for fiscal years after 2003. In other major foreign tax jurisdictions, including the United States and United Kingdom, Ricoh is no longer subject to income tax examinations by tax authorities for fiscal years before 2006 with few exceptions.

10. SHORT=TERM BORROWINGS

Short=term borrowings as of March 31, 2008 and 2009 consist of the following:

                                     Weighted average                              Thousands of
                                       interest rate         Millions of Yen       U.S. Dollars
                                     ----------------   ---------------------------------------
                                        2008   2009        2008          2009          2009
-----------------------------------------------------------------------------------------------
Borrowings, principally from banks       1.3%   1.0%    Yen  5,599   Yen  63,127    $  637,646
Commercial paper                         2.3    0.5         67,070       121,083     1,223,061
Medium-Term Notes                        3.5     --          3,114            --            --
-----------------------------------------------------------------------------------------------
                                                        Yen 75,784   Yen 184,210    $1,860,707
===============================================================================================

These short=term borrowings included borrowings, principally from banks, commercial paper and medium=term notes denominated in foreign currencies amounting to Yen 41,413 million and Yen 63,474 million ($641,152 thousand) as of March 31, 2008 and 2009, respectively.

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institutions hold the issuing programs of commercial paper and medium=term notes. Ricoh had aggregate lines of credit of Yen 784,645 million and Yen 664,314 million ($6,710,242 thousand) as of March 31, 2008 and 2009, respectively. Unused lines of credit amounted to Yen 675,959 million and Yen 483,901 million ($4,887,889 thousand) as of March 31, 2008 and 2009, respectively, of which Yen 232,023 million and Yen 158,386 million ($1,599,859 thousand) related to commercial paper and Yen 101,957 million and Yen 98,230 million ($992,222 thousand) related to medium=term notes programs at prevailing interest rates and the unused portion is available for immediate borrowings.

11. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2008 and 2009 consists of the followings:

                                                                                           Thousands of
                                                                     Millions of Yen       U.S. Dollars
                                                               -------------------------   ------------
                                                                   2008          2009          2009
-------------------------------------------------------------------------------------------------------
Bonds:
   1.34%, straight bonds, payable in yen, due March 2009       Yen  25,000   Yen      --    $       --
   1.10%, straight bonds, payable in yen, due March 2012                --        20,000       202,020
   1.39%, straight bonds, payable in yen, due March 2014                --        50,000       505,051
   2.08%, straight bonds, payable in yen, due March 2019                --        15,000       151,515
   2.10%, straight bonds, payable in yen, due October 2009
      issued by a consolidated subsidiary                           10,000        10,000       101,010
   1.10%, straight bonds, payable in yen, due March 2010
      issued by a consolidated subsidiary                           10,000        10,000       101,010
   1.30%, straight bonds, payable in yen, due December 2010
      issued by a consolidated subsidiary                            9,999         9,999       101,000
   6.75%, straight bonds, payable in yen, due December
      2025 issued by a consolidated subsidiary                          --        25,149       254,030
   7.30%, straight bonds, payable in yen, due November
      2027 issued by a consolidated subsidiary                          --         9,058        91,495
   Euro Yen Zero Coupon Convertible Bonds,
      due December 2011                                             55,202        55,147       557,040
-------------------------------------------------------------------------------------------------------
            Total bonds                                            110,201       204,353     2,064,171
-------------------------------------------------------------------------------------------------------
Unsecured loans-
   Banks and insurance companies,
      1.30% weighted average, due through 2017                     196,353       375,494     3,792,869
-------------------------------------------------------------------------------------------------------
Secured loans-
   Banks, insurance companies and other financial
      institution, 4.73% weighted average, due through 2013            465        13,167       133,000
-------------------------------------------------------------------------------------------------------
Capital lease obligations (see Note 2(j))                            1,177         1,758        17,758
-------------------------------------------------------------------------------------------------------
            Total                                                  308,196       594,772     6,007,798
SFAS 133 fair value adjustment                                         392           213         2,152
   Less - Current maturities included in current liabilities       (82,658)      (85,582)     (864,465)
-------------------------------------------------------------------------------------------------------
                                                               Yen 225,930   Yen 509,403    $5,145,485
=======================================================================================================

Secured loans are collateralized by land, buildings and lease receivables with a book value of Yen 14,664 million ($148,121 thousand) as of March 31, 2009.

All bonds outstanding as of March 31, 2009 are redeemable at the option of Ricoh at 100% of the principal amounts under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh was in compliance with such covenants as of March 31, 2009.

The Company issued Euro Yen Zero Coupon Convertible Bonds of Yen 55,275 million in December 2006. Bondholders are able to convert their holdings into common stock under certain circumstances. As of March 31, 2009, the conversion price was Yen 2,800 per share and 19,741 thousand shares would have been issued on conversion of all convertible debt. The conversion price shall be adjusted for certain events such as a stock split, consolidation of stock or issuance of stock at less than the current market price of the shares.

As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that the banks may request additional security for these loans if there is reasonable and probable cause and may treat any security furnished to the banks as well as cash deposited as security for all present and future indebtedness. Ricoh has never been requested to submit such additional security with respect to any material borrowings.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2009 are as follows:

                                          Thousands of
Years ending March 31   Millions of Yen   U.S. Dollars
------------------------------------------------------
2010                      Yen  85,505      $  863,687
2011                           98,556         995,515
2012                          146,242       1,477,192
2013                           56,933         575,081
2014                          158,304       1,599,030
2015 and thereafter            49,232         497,293
------------------------------------------------------
Total                     Yen 594,772      $6,007,798
======================================================

12. PENSION AND RETIREMENT ALLOWANCE PLANS

The Company and certain of its subsidiaries have various contributory and noncontributory employees' pension fund plans in trust covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments.

Contributions to these plans have been made to provide future pension payments in conformity with an actuarial calculation determined by the current basic rate of pay.

On March 31, 2007, Ricoh adopted the recognition and disclosure provisions of SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," for the measurement of pension liabilities. Upon adoption, Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans in the consolidated balance sheets as of March 31, 2007, with a corresponding adjustment in initially applying SFAS 158 to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the unrecognized net actuarial loss, unrecognized prior service cost, and unrecognized transition obligations, all of which were previously netted against the plans' funded status in the consolidated balance sheets pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Ricoh's historical accounting policy for amortizing such amounts. Furthermore, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of total net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.

For periods prior to the year ended March 31, 2009, Ricoh used a December 31 measurement date for determining benefit obligations and fair value of plan assets. Ricoh adopted the measurement date provisions of SFAS No. 158 as of March 31, 2009. The adoption of the measurement date provisions resulted in adjustments to decrease retained earnings by Yen 643 million, and increase other comprehensive loss by Yen 6 million as of April 1, 2008.

The changes in the benefit obligations and plan assets of the pension plans for the years ended March 31, 2008 and 2009 are as follows:

                                                                                            Thousands of
                                                                     Millions of Yen        U.S. Dollars
                                                               --------------------------   ------------
                                                                   2008          2009           2009
--------------------------------------------------------------------------------------------------------
Change in benefit obligations:
   Benefit obligations at beginning of year                    Yen 397,971   Yen  388,404    $ 3,923,273
   Adjustment to apply measurement date provisions of SFAS
      No.158                                                            --          2,030         20,505
   Service cost                                                     15,592         14,700        148,485
   Interest cost                                                    12,335         13,427        135,626
   Plan participants' contributions                                    780            683          6,899
   Actuarial loss                                                   (7,394)        (4,814)       (48,626)
   Settlement                                                          (23)          (217)        (2,192)
   Benefits paid                                                   (19,512)       (22,267)      (224,919)
   Foreign exchange impact                                         (13,563)       (20,892)      (211,030)
   Benefit obligations assumed in connection with business
      acquisition                                                    2,218         51,767        522,898
--------------------------------------------------------------------------------------------------------
   Benefit obligations at end of year                          Yen 388,404   Yen  422,821    $ 4,270,919
--------------------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at beginning of year              Yen 320,580   Yen  291,425    $ 2,943,687
   Actual return on plan assets                                    (20,781)       (53,592)      (541,333)
   Employer contribution                                            14,505         14,753        149,020
   Plan participants' contributions                                    780            683          6,899
   Partial withdrawal of plan assets                                    --           (759)        (7,667)
   Settlement                                                           (9)            --             --
   Benefits paid                                                   (12,447)       (14,864)      (150,141)
   Foreign exchange impact                                         (13,081)       (19,759)      (199,586)
   Plan assets acquired in connection with business
      acquisition                                                    1,878         51,662        521,838
--------------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year                    Yen 291,425   Yen  269,549    $ 2,722,717
--------------------------------------------------------------------------------------------------------
Funded status                                                  Yen (96,979)  Yen (153,272)   $(1,548,202)
========================================================================================================

Net amounts recognized in the consolidated balance sheet as of March 31, 2008 and 2009 consist of:

                                                                                            Thousands of
                                                                     Millions of Yen        U.S. Dollars
                                                               --------------------------   ------------
                                                                   2008          2009           2009
--------------------------------------------------------------------------------------------------------
Lease deposits and other                                       Yen   9,085   Yen   10,152    $   102,545
Accrued expenses and other                                          (7,441)        (8,311)       (83,949)
Accrued pension and severance costs                                (98,623)      (155,113)    (1,566,798)
--------------------------------------------------------------------------------------------------------
Net amount recognized                                          Yen (96,979)  Yen (153,272)   $(1,548,202)
========================================================================================================

Net amounts recognized in accumulated other comprehensive loss as of March 31, 2008 and 2009 consist of:

                                                                    Thousands of
                                             Millions of Yen        U.S. Dollars
                                        -------------------------   ------------
                                            2008          2009          2009
--------------------------------------------------------------------------------
Net actuarial loss                      Yen  82,328   Yen 133,922    $1,352,747
Prior service credit                        (46,895)      (42,103)     (425,283)
--------------------------------------------------------------------------------
Net amount recognized                   Yen  35,433   Yen  91,819    $  927,465
================================================================================

The accumulated benefit obligations are as follows:

                                                                    Thousands of
                                              Millions of Yen       U.S. Dollars
                                        -------------------------   ------------
                                            2008          2009          2009
--------------------------------------------------------------------------------
Accumulated benefit obligations         Yen 371,460   Yen 414,537    $4,187,242

Weighted-average assumptions used to determine benefit obligations as of March 31, 2008 and 2009 are as follows:

                                                  Domestic plans   Foreign plans
                                                  --------------   -------------
                                                    2008   2009     2008   2009
--------------------------------------------------------------------------------
Discount rate                                       2.2%   1.9%     5.1%   6.9%
Rate of compensation increase                       6.5%   6.5%     3.7%   3.9%

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2007, 2008 and 2009 are as follows:

                                            Domestic plans       Foreign plans
                                          ------------------  ------------------
                                          2007   2008   2009  2007   2008   2009
--------------------------------------------------------------------------------
Discount rate                             2.2%   2.2%   2.2%  4.3%   4.8%   5.7%
Rate of compensation increase             6.5%   6.5%   6.5%  3.5%   3.7%   3.8%
Expected long-term return on plan assets  1.7%   1.6%   1.4%  6.6%   6.2%   6.0%

The net periodic benefit costs of the pension plans for the years ended March 31, 2007, 2008 and 2009 consist of the following components:

                                                                    Thousands of
                                       Millions of Yen              U.S. Dollars
                           --------------------------------------   ------------
                              2007          2008          2009          2009
--------------------------------------------------------------------------------
Service cost               Yen 15,687   Yen  15,592   Yen  14,700     $ 148,485
Interest cost                  11,121        12,335        13,427       135,626
Expected return on plan
   assets                      (9,186)      (10,234)      (10,158)     (102,606)
Net amortization               (1,420)         (982)        1,015        10,253
Settlement benefit                (18)           --           (87)         (879)
--------------------------------------------------------------------------------
Total net periodic
   pension cost            Yen 16,184   Yen  16,711   Yen  18,897     $ 190,879
================================================================================

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                                         Thousands of
                                                  Millions of Yen        U.S. Dollars
                                             ----------------------------------------
                                                 2008          2009          2009
-------------------------------------------------------------------------------------
Plans with projected benefit obligations
   in excess of plan assets:
   Projected benefit obligations             Yen 379,662   Yen 418,332    $4,225,576
   Fair value of plan assets                     284,268       265,816     2,685,010
Plans with accumulated benefit obligations
   in excess of plan assets:
   Accumulated benefit obligations           Yen 362,827   Yen 408,348    $4,124,727
   Fair value of plan assets                     279,585       262,501     2,651,525

Ricoh's benefit plan asset allocation as of March 31, 2008 and 2009 are as follows:

                                            2008    2009
---------------------------------------------------------
Equity securities                           45.7%   33.6%
Debt securities                             20.9%   40.4%
Life insurance company general accounts     15.1%   17.5%
Other                                       18.3%    8.5%
---------------------------------------------------------
Total                                      100.0%  100.0%
=========================================================

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial at March 31, 2008 and 2009.

Ricoh's investment policies and strategies for the pension benefits do not use target allocations for the individual asset categories. Ricoh's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit investments in mutual funds and debt and equity securities and prohibit speculative investment in derivative financial instruments. Ricoh addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international fixed income securities and domestic and international equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Ricoh expects to contribute Yen 15,760 million to its pension plans for the year ending March 31, 2010. The estimated net actuarial loss and prior service credit for Ricoh's pension fund plans that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next year ending March, 2010 are Yen 9,732 million and Yen (4,078) million, respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                          Thousands of
Years ending March 31   Millions of Yen   U.S. Dollars
------------------------------------------------------
2010                      Yen  23,803      $  240,434
2011                           21,518         217,354
2012                           21,866         220,869
2013                           23,255         234,899
2014                           21,837         220,576
2015- 2019                    127,939       1,292,313

Ricoh and certain subsidiaries have defined contribution plans. The cost of defined contribution plans for the years ended March 31, 2007, 2008 and 2009 were Yen 3,795 million, Yen 5,108 million and Yen 6,768 million ($68,364 thousand), respectively.

13. SHAREHOLDERS' INVESTMENT

The Corporation Law of Japan provides that an amount equal to 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as additional paid-in capital or legal reserve. No further appropriation is required when the total amount of the additional paid-in capital and legal reserve equals to 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Legal reserves included in retained earnings as of March 31, 2008 and 2009 were Yen 17,462 million and Yen 18,345 million ($185,303 thousand), respectively, and are restricted from being used as dividends.

The Corporation Law of Japan requires a company to obtain the approval of shareholders for transferring on amount between common stock and additional paid-in capital. The Law also permits a company to transfer an amount of common stock or additional paid-in capital to retained earnings in principle upon approval of shareholders.

Cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the Ordinary General Meeting of Shareholders held on June 25, 2009, the shareholders approved the declaration of a cash dividend (Yen 15 per share) on the common stock totaling Yen 10,885 million ($109,949 thousand), which would be paid to shareholders of record as of March 31, 2009. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2009.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company's non-consolidated books and amounted to Yen 430,717 million ($4,350,677 thousand) as of March 31, 2009.

14. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

                                                                              Millions of Yen
                                                                  ---------------------------------------
                                                                   Before-tax        Tax       Net-of-tax
                                                                     amount        expense       amount
---------------------------------------------------------------------------------------------------------
2007:
   Foreign currency translation adjustments                       Yen   24,724   Yen     50   Yen  24,774
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year            197          (65)          132
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                            (99)          40           (59)
   Net unrealized gains (losses)                                            98          (25)           73
   Unrealized gains (losses) on derivatives:
      Unrealized holding gains (losses) arising during the year           (749)         307          (442)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                            436         (179)          257
   Net unrealized gains (losses)                                          (313)         128          (185)
   Minimum pension liability adjustments                                 1,663         (693)          970
---------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                              Yen   26,172   Yen   (540)  Yen  25,632
---------------------------------------------------------------------------------------------------------
2008:
   Foreign currency translation adjustments                       Yen  (38,478)  Yen    (78)  Yen (38,556)
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year        (12,147)       4,709        (7,438)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                           (417)         170          (247)
   Net unrealized gains (losses)                                       (12,564)       4,879        (7,685)
   Unrealized gains (losses) on derivatives:
      Unrealized holding gains (losses) arising during the year           (767)         311          (456)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                            128          (52)           76
   Net unrealized gains (losses)                                          (639)         259          (380)
   Pension liability adjustments:
      Unrealized holding gains (losses) arising during the year        (20,361)       9,556       (10,805)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                         (1,035)         458          (577)
   Net unrealized gains (losses)                                       (21,396)      10,014       (11,382)
---------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                              Yen  (73,077)  Yen 15,074   Yen (58,003)
---------------------------------------------------------------------------------------------------------
2009:
   Foreign currency translation adjustments                       Yen  (61,189)  Yen     19   Yen (61,170)
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year        (25,601)      10,440       (15,161)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                         26,499      (10,806)       15,693
   Net unrealized gains (losses)                                           898         (366)          532
   Unrealized gains (losses) on derivatives:
      Unrealized holding gains (losses) arising during the year           (655)         250          (405)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                            686         (246)          440
   Net unrealized gains (losses)                                            31            4            35
   Pension liability adjustments:
      Unrealized holding gains (losses) arising during the year        (57,401)      23,293       (34,108)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                          1,015         (414)          601
   Net unrealized gains (losses)                                       (56,386)      22,879       (33,507)
---------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                              Yen (116,646)  Yen 22,536   Yen (94,110)
---------------------------------------------------------------------------------------------------------

                                                                         Thousands of U.S. Dollars
                                                                  ---------------------------------------
                                                                   Before-tax        Tax       Net-of-tax
                                                                     amount        expense       amount
---------------------------------------------------------------------------------------------------------
2009
   Foreign currency translation adjustments                        $  (618,071)  $      192    $ (617,879)
   Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising during the year       (258,596)     105,455      (153,141)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                        267,667     (109,152)      158,515
   Net unrealized gains (losses)                                         9,071       (3,697)        5,374
   Unrealized gains (losses) on derivatives:
      Unrealized holding gains (losses) arising during the year         (6,616)       2,525        (4,091)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                          6,929       (2,485)        4,444
   Net unrealized gains (losses)                                           313           40          3534
   Pension liability adjustments:
      Unrealized holding gains (losses) arising during the year       (579,808)     235,283      (344,525)
      Less - Reclassification adjustment for (gains) losses
         realized in net income                                         10,253       (4,182)        6,071
   Net unrealized gains (losses)                                      (569,555)     231,101      (338,454)
---------------------------------------------------------------------------------------------------------
   Other comprehensive income (loss)                               $(1,178,242)  $  227,636    $ (950,606)
---------------------------------------------------------------------------------------------------------

For fiscal year 2009, pension liability adjustments included Yen (57,401) million ($(579,808) thousand) of gains (losses) arising during the year, Yen (5,807) million ($(58,657) thousand) of amortization of gains (losses) and Yen 4,792 million ($48,404 thousand) of amortization of prior service cost - net of deferred taxes of Yen 23,293 million ($235,283 thousand), Yen 2,367 million ($23,909 thousand) and Yen (1,953) million ($(19,727) thousand), respectively.

Changes in accumulated other comprehensive income (loss) are as follows:

                                                                                                Thousands of
                                                                  Millions of Yen               U.S. Dollars
                                                      ---------------------------------------   ------------
                                                         2007          2008           2009         2009
------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments:
   Beginning balance                                  Yen  2,657   Yen  27,431   Yen  (11,125)  $  (112,374)
   Change during the year                                 24,774       (38,556)       (61,170)     (617,879)
------------------------------------------------------------------------------------------------------------
   Ending balance                                     Yen 27,431   Yen (11,125)  Yen  (72,295)  $  (730,253)
------------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities:
   Beginning balance                                  Yen  8,928   Yen   9,001   Yen    1,316   $    13,293
   Change during the year                                     73        (7,685)           532         5,374
------------------------------------------------------------------------------------------------------------
   Ending balance                                     Yen  9,001   Yen   1,316   Yen    1,848   $    18,667
------------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on derivatives:
   Beginning balance                                  Yen    157   Yen     (28)  Yen     (408)  $    (4,121)
   Change during the year                                   (185)         (380)            35           354
------------------------------------------------------------------------------------------------------------
   Ending balance                                     Yen    (28)  Yen    (408)  Yen     (373)  $    (3,767)
------------------------------------------------------------------------------------------------------------
Minimum pension liability adjustments:
   Beginning balance                                  Yen (7,643)  Yen      --   Yen       --   $        --
   Change during the year                                    970            --             --            --
   Adjustment to initially apply SFAS 158                  6,673            --             --            --
------------------------------------------------------------------------------------------------------------
   Ending balance                                     Yen     --   Yen      --   Yen       --   $        --
------------------------------------------------------------------------------------------------------------
Pension liability adjustments:
   Beginning balance                                  Yen     --   Yen  (9,406)  Yen  (20,788)  $  (209,980)
   Adjustment to apply measurement date
      provisions of SAFS No.158                               --            --             (6)          (61)
                                                      ------------------------------------------------------
   Adjusted beginning balance                                 --        (9,406)       (20,794)     (210,041)
   Change during the year                                     --       (11,382)       (33,507)     (338,455)
   Adjustment to initially apply SFAS 158                 (9,406)           --             --            --
------------------------------------------------------------------------------------------------------------
   Ending balance                                     Yen (9,406)  Yen (20,788)  Yen  (54,301)  $  (548,496)
------------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income (loss)
   Beginning balance                                  Yen  4,099   Yen  26,998   Yen  (31,005)  $  (313,182)
   Adjustment to apply measurement date
      provisions of SAFS No.158                               --            --             (6)          (61)
                                                      ------------------------------------------------------
   Adjusted beginning balance                              4,099        26,998        (31,011)     (313,243)
   Change during the year                                 25,632       (58,003)       (94,110)     (950,606)
   Adjustment to initially apply SFAS 158                 (2,733)           --             --            --
------------------------------------------------------------------------------------------------------------
   Ending balance                                     Yen 26,998   Yen (31,005)  Yen (125,121)  $(1,263,849)
------------------------------------------------------------------------------------------------------------

15. PER SHARE DATA

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income are as follows:

                                                     Thousands of shares
                                                 ---------------------------
                                                   2007      2008     2009
----------------------------------------------------------------------------
Weighted average number of shares of common
   stock outstanding                             729,745   729,010   723,925
Effect of dilutive securities:
      Euro Yen Zero Coupon Convertible Bonds -
         Due December 2011                         5,758    19,741    19,741
----------------------------------------------------------------------------
Diluted shares of common stock outstanding       735,503   748,752   743,666
============================================================================

                                                                                          Thousands of
                                                            Millions of Yen               U.S. Dollars
                                                  -------------------------------------   ------------
                                                      2007          2008       2009           2009
------------------------------------------------------------------------------------------------------
Income from continuing operations                 Yen 106,224   Yen 106,463   Yen 6,530      $65,960
Income from discontinued operations, net of tax         5,500            --          --           --
------------------------------------------------------------------------------------------------------
Net income                                            111,724       106,463       6,530       65,960
------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
      Euro Yen Zero Coupon Convertible Bonds -
          Due December 2011                                (8)          (25)        (25)       (253)
------------------------------------------------------------------------------------------------------
Diluted net income                                Yen 111,716   Yen 106,438   Yen 6,505      $65,707
======================================================================================================

                                                             Yen                  U.S. Dollars
                                              ---------------------------------   ------------
                                                 2007        2008        2009         2009
----------------------------------------------------------------------------------------------
Earnings per share:
   Basic:
      Income from continuing operations      Yen 145.56   Yen 146.04   Yen 9.02      $0.09
      Income from discontinued operations,
         net of tax                                7.54           --         --         --
----------------------------------------------------------------------------------------------
      Net income                                 153.10       146.04       9.02       0.09
----------------------------------------------------------------------------------------------
   Diluted:
      Income from continuing operations      Yen 144.41   Yen 142.15   Yen 8.75      $0.09
      Income from discontinued operations,
         net of tax                                7.48           --         --         --
----------------------------------------------------------------------------------------------
      Net income                                 151.89       142.15       8.75       0.09
==============================================================================================

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

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2007, 2008 and 2009 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2007, 2008 and 2009 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 116 million ($1,172 thousand) of the balance of accumulated other comprehensive income as of March 31, 2009.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statements of income.

Contract amounts of derivative instruments at March 31, 2009 are shown in the following tables:

                                                  Thousands of
March 31, 2009                  Millions of Yen   U.S. Dollars
--------------------------------------------------------------
Interest rate swap agreements     Yen 298,665      $3,016,818
Foreign currency contracts            110,196       1,113,091
Foreign currency options               30,744         310,545

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments under SFAS No. 133

                                                        Thousands of                                Thousands of
                               Millions of Yen          U.S. Dollars         Millions of Yen        U.S. Dollars
                        -----------------------------   ------------   --------------------------   ------------
                                           Current                                     Long-term
                        --------------------------------------------   -----------------------------------------
                         Balance Sheet                                  Balance Sheet
                           Location        Fair Value     Fair Value      Location       Fair Value   Fair Value
----------------------------------------------------------------------------------------------------------------
Asset Derivatives
   Interest rate swap    Deferred income                               Lease deposits
      agreements         taxes and other     Yen 77          $778         and other        Yen 139      $1,404
Liability Derivatives
   Interest rate swap   Accrued expenses                               Deferred income
      agreements           and other         Yen 19          $192      taxes and other     Yen 795      $8,030

Derivatives not designated as hedging instruments under SFAS No. 133

                                                                   Thousands of                                Thousands of
                                          Millions of Yen          U.S. Dollars         Millions of Yen        U.S. Dollars
                                   -----------------------------   ------------   --------------------------   ------------
                                                      Current                                     Long-term
                                   --------------------------------------------   -----------------------------------------
                                    Balance Sheet                                  Balance Sheet
                                      Location        Fair Value    Fair Value       Location       Fair Value   Fair Value
---------------------------------------------------------------------------------------------------------------------------
Asset Derivatives
   Interest rate swap agreements   Deferred income    Yen     16      $   162                        Yen    --     $    --
   Foreign currency contracts      taxes and other         1,102       11,131      Lease deposits           --          --
   Foreign currency options                                   25          253         and other             --          --
---------------------------------------------------------------------------------------------------------------------------
   Total                                              Yen  1,143      $11,546                        Yen    --          --
---------------------------------------------------------------------------------------------------------------------------
Liability Derivatives
   Interest rate swap agreements   Accrued expenses   Yen     54      $   545     Deferred income    Yen   395     $ 3,990
   Foreign currency contracts         and other            1,826       18,444     taxes and other        2,270      22,929
   Foreign currency options                                1,468       14,828                               --          --
---------------------------------------------------------------------------------------------------------------------------
   Total                                              Yen 3,348       $33,817                        Yen 2,665     $26,919
===========================================================================================================================

                                                Thousands of
                              Millions of Yen   U.S. Dollars
                              ---------------   ------------
                                 Fair Value      Fair Value
------------------------------------------------------------
Total Asset Derivatives           Yen 1,359        $13,727
-----------------------           ---------        -------
Total Liability Derivatives       Yen 6,827        $68,960
---------------------------       ---------        -------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the 4th quarter of fiscal year 2009 are shown in the following tables:

Derivatives designated as hedging instruments under SFAS No. 133

                                                                Millions of Yen
                               ---------------------------------------------------------------------------------
                                Gain or (Loss)
                                 Recognized in
                               OCI on Derivative  Gain or (Loss) Reclassified from  Gain or (Loss) Recognized in
                                  (Effective         Accumulated OCI Into Income        Income on Derivative
                                   Portion)              (Effective Portion)            (Ineffective Portion)
                               ---------------------------------------------------------------------------------
                                     Amount              Location       Amount            Location  Amount
----------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements      Yen (165)         Interest expense  Yen (13)              --     Yen --

                                                           Thousands of U.S. Dollars
                               ---------------------------------------------------------------------------------
                                Gain or (Loss)
                                 Recognized in
                               OCI on Derivative  Gain or (Loss) Reclassified from  Gain or (Loss) Recognized in
                                  (Effective         Accumulated OCI Into Income        Income on Derivative
                                   Portion)              (Effective Portion)            (Ineffective Portion)
                               ---------------------------------------------------------------------------------
                                     Amount              Location       Amount            Location  Amount
----------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements       $(1,667)         Interest expense  $(131)                --     $--

                                                   Millions of Yen
                               --------------------------------------------------------
                               Gain or (Loss) Recognized  Gain or (Loss) on Hedged Item
                                in Income on Derivative        Recognized in Income
                               --------------------------------------------------------
                                  Location      Amount       Location          Amount
---------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements  Interest income  Yen 44      Interest expense  Yen (92)

                                             Thousands of U.S. Dollars
                               ----------------------------------------------------
                               Gain or (Loss) Recognized   Gain or (Loss) on Hedged
                                in Income on Derivative   Item Recognized in Income
                               ----------------------------------------------------
                                Location         Amount    Location          Amount
-----------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements   Interest income   $444    Interest expense   $(929)

Derivatives not designated as hedging instruments under SFAS No. 133

                                                           Thousands of
                                      Millions of Yen      U.S. Dollars
                               --------------------------  ------------
                                  Location       Amount       Amount
-----------------------------------------------------------------------
Interest rate swap agreements  Other income    Yen    291    $  2,939
Foreign currency contracts     Other expenses      (3,072)    (31,030)
Foreign currency options       Other expenses        (570)     (5,758)
-----------------------------------------------------------------------
Total                                          Yen (3,351)   $(33,849)
-----------------------------------------------------------------------

17. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2009, Ricoh had outstanding contractual commitments for acquisition or construction of property, plant and equipment and other assets aggregating Yen 36,485 million ($368,535 thousand).

As of March 31, 2009, Ricoh was also contingently liable for certain guarantees including employees housing loans of Yen 318 million ($3,212 thousand).

Ricoh made rental payments totaling Yen 40,722 million, Yen 45,379 million and Yen 54,347 million ($548,960 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively, under cancelable and non-cancelable operating lease agreements for office space and machinery and equipment.

The minimum rental payments required under operating lease that have lease terms in excess of one year as of March 31, 2009 are as follows:

                                        Thousands of
Years ending March 31  Millions of Yen  U.S. Dollars
----------------------------------------------------
2010                      Yen 24,208     $  244,525
2011                          20,894        211,051
2012                          17,010        171,818
2013                          13,916        140,566
2014                          10,016        101,172
2015 and thereafter           13,399        135,343
----------------------------------------------------
Total                     Yen 99,443     $1,004,475
----------------------------------------------------

As of March 31, 2009, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

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

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E)  INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2008 and 2009 is summarized as follows:

                                                         Millions of Yen                         Thousands of U.S. Dollars
                                     ---------------------------------------------------------   -------------------------
                                                 2008                          2009                         2009
                                     ---------------------------   ---------------------------   -------------------------
                                       Carrying       Estimated      Carrying       Estimated     Carrying      Estimated
                                        amount       fair value       amount       fair value      amount      fair value
--------------------------------------------------------------------------------------------------------------------------
Marketable securities and
   Investment securities             Yen   71,244   Yen   71,244   Yen   48,540   Yen   48,540   $   490,303   $   490,303
Installment loans                          54,863         54,852         60,781         60,754       613,949       613,677
Long-term indebtedness                   (225,930)      (221,792)      (509,403)      (500,774)   (5,145,485)   (5,058,323)
Interest rate swap agreements, net           (594)          (594)        (1,031)        (1,031)      (10,414)      (10,414)
Foreign currency contracts, net             1,349          1,349         (2,994)        (2,994)      (30,242)      (30,242)
Foreign currency options, net                 100            100         (1,443)        (1,443)      (14,576)      (14,576)

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19. FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and was adopted by Ricoh in the fiscal year beginning April 1, 2008. Pursuant to the provisions of FSP 157-2, Ricoh have decided to defer adoption of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table presents the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2009.

                                                          Millions of Yen
                                               -------------------------------------
                                                           March 31, 2009
                                               -------------------------------------
                                               Level 1   Level 2   Level 3    Total
------------------------------------------------------------------------------------
Assets:
   Trading and Available-for-sale securities    45,761        --        --    45,761
   Derivative instruments                           --     1,359        --     1,359
   Other investments                                --        --     4,293     4,293
------------------------------------------------------------------------------------
      Total assets                              45,761     1,359     4,293    51,413
====================================================================================
Liabilities:
   Derivatives instruments                          --     6,827        --     6,827
------------------------------------------------------------------------------------
      Total liabilities                             --     6,827        --     6,827
====================================================================================

                                                         Thousands of Dollars
                                               -------------------------------------
                                                           March 31, 2009
                                               -------------------------------------
                                               Level 1   Level 2   Level 3     Total
------------------------------------------------------------------------------------
Assets:
   Trading and Available-for-sale securities   462,232        --        --   462,232
   Derivative instruments                           --    13,727        --    13,727
   Other investments                                --        --    43,364    43,364
------------------------------------------------------------------------------------
      Total assets                             462,232    13,727    43,364   519,323
====================================================================================
Liabilities:
   Derivatives instruments                          --    68,960        --    68,960
------------------------------------------------------------------------------------
      Total liabilities                             --    68,960        --    68,960
====================================================================================

Trading and Available-for-sale securities

Trading and Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR--based yield curves.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks. The following table presents a reconciliation of activity for such retained interests on a net basis.

                                                      Millions of yen   Thousands of Dollars
                                                      ---------------   --------------------
Other investments                                           2009                2009
--------------------------------------------------------------------------------------------
Balance at beginning of period                              5,887              59,465
   Total gains or losses (realized and unrealized)
      Included in net income                                   --                  --
      Included in other comprehensive income (loss)            --                  --
   Sales, collections and repurchases, net                 (1,594)            (16,101)
--------------------------------------------------------------------------------------------
Balance at end of period                                    4,293              43,364
============================================================================================

20. SEGMENT INFORMATION

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

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras and so on.

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the years ended March 31, 2007, 2008 and 2009. During the year ended March 31, 2007, a subsidiary of the Company sold its content distribution business. As a result of such sale, sales and operating income of such business were reclassified as a discontinued operation and was excluded from the segment data for the years ended March 31, 2007.

(a) OPERATING SEGMENT INFORMATION

                                                                                        Thousands of
                                                          Millions of Yen               U.S. Dollars
                                           ---------------------------------------------------------
                                                2007           2008            2009         2009
----------------------------------------------------------------------------------------------------
Sales:
   Imaging & Solutions                     Yen 1,774,467  Yen 1,909,573  Yen 1,833,098   $18,516,141
   Industrial Products                           138,112        148,883        119,671     1,208,798
   Other                                         161,071        166,076        143,048     1,444,929
   Intersegment transaction                       (4,725)        (4,543)        (4,121)      (41,626)
----------------------------------------------------------------------------------------------------
   Consolidated                            Yen 2,068,925  Yen 2,219,989  Yen 2,091,696   $21,128,242
----------------------------------------------------------------------------------------------------
Operating expenses:
   Imaging & Solutions                     Yen 1,549,156  Yen 1,674,940  Yen 1,687,732   $17,047,798
   Industrial Products                           135,164        144,708        124,597     1,258,555
   Other                                         158,868        163,529        142,690     1,441,313
   Intersegment transaction                       (4,727)        (4,545)        (4,128)      (41,697)
   Unallocated expense                            56,084         59,851         66,269       669,384
----------------------------------------------------------------------------------------------------
   Consolidated                            Yen 1,894,545  Yen 2,038,483  Yen 2,017,160   $20,375,353
----------------------------------------------------------------------------------------------------
Operating income:
   Imaging & Solutions                     Yen   225,311  Yen   234,633  Yen   145,366   $ 1,468,343
   Industrial Products                             2,948          4,175         (4,926)      (49,757)
   Other                                           2,203          2,547            358         3,616
   Elimination and unallocated expense           (56,082)       (59,849)       (66,262)     (669,313)
----------------------------------------------------------------------------------------------------
   Consolidated                            Yen   174,380  Yen   181,506  Yen    74,536   $   752,889
----------------------------------------------------------------------------------------------------
Other income (expenses)                    Yen       139  Yen    (6,837) Yen   (43,597)  $  (440,374)
----------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes, minority interests
   and equity in earnings of affiliates    Yen   174,519  Yen   174,669  Yen    30,939   $   312,515
====================================================================================================

                                                                                        Thousands of
                                                          Millions of Yen               U.S. Dollars
                                           ---------------------------------------------------------
                                                2007           2008            2009         2009
----------------------------------------------------------------------------------------------------
Total assets:
   Imaging & Solutions                     Yen 1,570,757  Yen 1,643,500  Yen 1,870,110   $18,890,000
   Industrial Products                            93,346         91,635         83,411       842,535
   Other                                         112,255        106,233         97,092       980,727
   Elimination                                    (1,327)        (1,063)          (612)       (6,182)
   Corporate assets                              468,375        374,063        463,494     4,681,758
----------------------------------------------------------------------------------------------------
   Consolidated                            Yen 2,243,406  Yen 2,214,368  Yen 2,513,495   $25,388,838
----------------------------------------------------------------------------------------------------
Expenditure for segment assets:
   Imaging & Solutions                     Yen    72,465  Yen    74,758  Yen    87,658   $   885,434
   Industrial Products                             8,580          6,503          4,581        46,273
   Other                                           2,630          2,140          2,776        28,040
   Corporate assets                                2,125          1,814          1,943        19,626
----------------------------------------------------------------------------------------------------
   Consolidated                            Yen    85,800  Yen    85,215  Yen    96,958   $   979,373
====================================================================================================

                                                                Thousands of
                                           Millions of Yen      U.S. Dollars
                         ------------------------------------   ------------
                            2007        2008          2009          2009
----------------------------------------------------------------------------
Depreciation:
   Imaging & Solutions   Yen 62,862   Yen 63,162   Yen 64,356     $650,060
   Industrial Products        6,099        5,820        6,131       61,929
   Other                      2,072        2,128        2,442       24,667
   Corporate assets           1,399        1,652        1,957       19,768
----------------------------------------------------------------------------
   Consolidated          Yen 72,432   Yen 72,762   Yen 74,886     $756,424
============================================================================

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets by location for the years ended March 31, 2007, 2008 and 2009 are as follows:

                                                                                 Thousands of
                                                   Millions of Yen               U.S. Dollars
                                 ---------------------------------------------   ------------
                                      2007            2008            2009           2009
---------------------------------------------------------------------------------------------
Sales:
   Japan                         Yen 1,002,251   Yen 1,016,034   Yen   938,331    $ 9,478,091
   The Americas                        426,453         434,799         502,862      5,079,414
   Europe                              507,158         603,219         523,407      5,286,939
   Other                               133,063         165,937         127,096      1,283,798
=============================================================================================
      Consolidated               Yen 2,068,925   Yen 2,219,989   Yen 2,091,696    $21,128,242
---------------------------------------------------------------------------------------------
Property, plant and equipment:
   Japan                         Yen   199,308   Yen   197,290   Yen   204,761    $ 2,068,293
   The Americas                         18,102          17,552          27,115        273,889
   Europe                               28,345          20,505          16,830        170,000
   Other                                18,913          19,286          20,630        208,384
---------------------------------------------------------------------------------------------
   Consolidated                  Yen   264,668   Yen   254,633   Yen   269,336    $ 2,720,566
=============================================================================================

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2007, 2008 and 2009. In addition to the disclosure requirements under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instrument and Exchange Law, which a Japanese public company is subject to.

                                                                                           Thousands of
                                                   Millions of Yen                         U.S. Dollars
                                           ---------------------------------------------   ------------
                                                2007            2008            2009           2009
-------------------------------------------------------------------------------------------------------
Sales:
   Japan
      External customers                   Yen 1,026,663   Yen 1,050,923   Yen   960,658   $ 9,703,616
      Intersegment                               495,304         484,590         432,538     4,369,071
-------------------------------------------------------------------------------------------------------
         Total                                 1,521,967       1,535,513       1,393,196    14,072,687
-------------------------------------------------------------------------------------------------------
   The Americas
      External customers                         426,009         432,287         502,338     5,074,121
      Intersegment                                 3,253           3,496           4,451        44,959
-------------------------------------------------------------------------------------------------------
         Total                                   429,262         435,783         506,789     5,119,080
-------------------------------------------------------------------------------------------------------
   Europe
      External customers                         508,200         602,224         521,062     5,263,253
      Intersegment                                 3,595           2,585           2,477        25,020
-------------------------------------------------------------------------------------------------------
         Total                                   511,795         604,809         523,539     5,288,273
-------------------------------------------------------------------------------------------------------
   Other
      External customers                         108,053         134,555         107,638     1,087,253
      Intersegment                               160,990         183,043         158,006     1,596,020
-------------------------------------------------------------------------------------------------------
         Total                                   269,043         317,598         265,644     2,683,273
-------------------------------------------------------------------------------------------------------
   Elimination of intersegment sales            (663,142)       (673,714)       (597,472)   (6,035,071)
-------------------------------------------------------------------------------------------------------
   Consolidated                            Yen 2,068,925   Yen 2,219,989   Yen 2,091,696   $21,128,242
-------------------------------------------------------------------------------------------------------
Operating expenses:
   Japan                                   Yen 1,411,653   Yen 1,427,575   Yen 1,331,638   $13,450,889
   The Americas                                  408,150         433,429         532,734     5,381,151
   Europe                                        478,380         565,736         504,116     5,092,081
   Other                                         251,486         291,141         252,951     2,555,061
-------------------------------------------------------------------------------------------------------
   Elimination of intersegment sales            (655,124)       (679,398)       (604,279)   (6,103,828)
-------------------------------------------------------------------------------------------------------
   Consolidated                            Yen 1,894,545   Yen 2,038,483   Yen 2,017,160   $20,375,354
-------------------------------------------------------------------------------------------------------
Operating income:
   Japan                                   Yen   110,314   Yen   107,938   Yen    61,558   $   621,798
   The Americas                                   21,112           2,354         (25,945)     (262,071)
   Europe                                         33,415          39,073          19,423       196,192
   Other                                          17,557          26,457          12,693       128,212
-------------------------------------------------------------------------------------------------------
   Elimination of intersegment profit             (8,018)          5,684           6,807        68,758
-------------------------------------------------------------------------------------------------------
   Consolidated                            Yen   174,380   Yen   181,506   Yen    74,536   $   752,889
-------------------------------------------------------------------------------------------------------
Other expenses income (expenses)           Yen       139   Yen    (6,837)  Yen   (43,597)  $  (440,374)
-------------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes, minority interests
   and equity in earnings of affiliates    Yen   174,519   Yen   174,669   Yen    30,939   $   312,515
=======================================================================================================
Total assets:
   Japan                                   Yen 1,282,085   Yen 1,272,110   Yen 1,240,775   $12,533,081
   The Americas                                  256,049         310,028         524,511     5,298,091
   Europe                                        314,815         326,824         318,032     3,212,444
   Other                                         101,550         102,451          91,875       928,030
   Elimination                                  (179,468)       (171,108)       (125,192)   (1,264,566)
   Corporate assets                              468,375         374,063         463,494     4,681,758
-------------------------------------------------------------------------------------------------------
   Consolidated                            Yen 2,243,406   Yen 2,214,368   Yen 2,513,495   $25,388,838
=======================================================================================================

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for - the periods ended as of March 31, 2007, 2008 and 2009.

21. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts are charged to selling, general and administrative expenses for the years ended March 31, 2007, 2008 and 2009:

                                                                           Thousands of
                                        Millions of Yen                    U.S. Dollars
                                 ---------------------------------------   ------------
                                     2007          2008          2009          2009
---------------------------------------------------------------------------------------
Research and development costs   Yen 114,985   Yen 126,033   Yen 124,406    $1,256,626
Advertising costs                     14,456        16,700        13,453       135,889
Shipping and handling costs           19,280        23,970        19,914       201,152
=======================================================================================

22. SIGNIFICANT SUBSEQUENT EVENTS

Subsidiary of the Company, Ricoh Leasing Company, Ltd. issued unsecured straight bonds on April 22, 2009 based on the resolution passed at its Board of Directors' meeting held on March 27, 2009 to issue corporate bonds.

Unsecured Bonds No. 11 (with Limited Inter-Bond Pari Passu Clause)
(i)   Issue amount:                Yen 35.0 billion
(ii)  Issue price: Full price:     Yen 100 per Yen 100 bond
(iii) Payment date:                April 22, 2009
(iv)  Redemption date:             April 22, 2014
(v)   Interest rate:               1.473% per annum
(vi)  Appropriation of proceeds:   To redeem CP (commercial paper)

Ricoh Company, Ltd. and Consolidated Subsidiaries
SCHEDULE II. - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Three Years Ended March 31, 2009

                                                                                                                   (Millions of Yen)

                                                                   Additions
                                                            -----------------------
                                              Balance at    Charged to   Charged to       Deduction                       Balance at
                                             beginning of    costs and      other           from            Translation     end of
                Description                     period       expenses     accounts    reserves/(2)/ /(3)/    adjustment     period
------------------------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2007:
   Allowance for doubtful receivables(1):
      Trade receivables                       Yen 16,031    Yen    716    Yen 2,224       Yen (3,076)         Yen  660    Yen 16,555
      Finance receivables                         16,394           324           --           (3,016)               77        13,779
   Deferred tax assets valuation allowance         8,197         2,160        2,483           (1,136)              695        12,399
For the year ended March 31, 2008:
   Allowance for doubtful receivables(1)-
      Trade receivables                           16,555         2,473           --           (1,734)             (628)       16,666
      Finance receivables                         13,779           449           --           (3,542)             (151)       10,535
   Deferred tax assets valuation allowance        12,399         3,545           --           (4,692)             (591)       10,661
For the year ended March 31, 2009:
   Allowance for doubtful receivables(1)-
      Trade receivables                           16,666         7,254          604           (1,451)           (1,540)       21,533
      Finance receivables                         10,535         3,013          638           (2,459)             (201)       11,526
   Deferred tax assets valuation allowance        10,661        14,041        3,368           (2,414)           (1,484)       24,172

Notes:

(1)  See Note 2(g) to Consolidated Financial Statements.

(2)  Receivables - Write-offs

(3)  Deferred tax - Realization of tax benefits