Form 20-F
period 2010-03-31
RICOH CO LTD
filed 2010-06-29
CIK 317891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report

 For the transition period from              to

Commission file number 2-68279

KABUSHIKI KAISHA RICOH

(Exact name of Registrant as specified in its charter)

RICOH COMPANY, LTD.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan

(Address of principal executive offices)

Kunihito Minakawa, (T)+81-3-6278-5241, (F)+81-3-3543-9086

13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock*

(Title of Class)

*	1,218,859 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2010: 725,591,355 shares (excluding 19,320,723 shares of Treasury Stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                  Non-accelerated filer  ☐.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐.

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒.

Defined Terms, Conventions and Presentation of Financial Information

On June 25, 2010 the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was ¥89.35 = U.S.$1.00.

In this document, the term “Company” refers to Ricoh Company, Ltd., the registrant, and “Ricoh” refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

Ricoh’s fiscal year end is March 31. In this document “fiscal year 2010” refers to Ricoh’s fiscal year ended March 31, 2010, and other fiscal years of Ricoh are referred to in a corresponding manner.

As used in this annual report, “U.S. GAAP” means U.S. generally accepted accounting principles.

Cautionary Statement With Respect to Forward-Looking Statements

Statements made in this annual report with respect to Ricoh’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are or may be deemed to be forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, about the future performance of Ricoh. These forward-looking statements are made in reliance upon the protections provided by such acts for forward-looking statements. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Ricoh cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Ricoh to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Ricoh disclaims any such obligation. Risks and uncertainties that might affect Ricoh include, but are not limited to (i) general economic conditions in Ricoh’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the Japanese Yen and the U.S. Dollar, the Euro, and other currencies in which Ricoh makes significant sales or in which Ricoh’s assets and liabilities are denominated; (iii) Ricoh’s ability to continue to design and develop products and services, and win acceptance of its products and services which are offered in highly competitive markets characterized by continual introduction of new products, rapid development in new technology, and consumer preferences that are subjective and likely to change; (iv) Ricoh’s ability to successfully implement strategies for its office equipment business, such as further globalization of its operations to increase account sales to corporate clients, reinforcement of the color printer line-up to meet growing demand for color products among its office users, implementation of optimal printing solutions for customers’ digitally networked offices and enhancement of printing capabilities centered on multi-functional printers (“MFPs”), and implementation of optimal localization of manufacturing operations so that such operations are closer to the customer; (v) Ricoh’s ability to continuously devote sufficient resources to research and development, and capital expenditures for digital and networking equipment, such as digital plain paper copiers (“PPCs”), MFPs, laser printers, GELJET printers and production printing products; (vi) the success of Ricoh’s alliances with various computer manufacturers which Ricoh may engage in alliances with in the future; and (vii) the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” included in “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected consolidated financial data have been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh’s audited consolidated balance sheets as of March 31, 2009 and 2010, the related consolidated statements of income, shareholders’ investment and cash flows for the three years ended March 31, 2008, 2009 and 2010 and the notes thereto that appear elsewhere in this annual report.

	Millions of Yen except per share amounts and number of shares Year ended March 31,
	2006	2007	2008	2009	2010
Income Statement Data:
Net sales:	¥1,909,238	¥2,068,925	¥2,219,989	¥2,091,696	¥2,016,337
Operating income	148,584	174,380	181,506	74,536	65,997
Income before income taxes and equity in earnings of affiliates	152,766	174,519	174,669	30,939	57,524
Net income attributable to Ricoh Company, Ltd.	97,057	111,724	106,463	6,530	27,873

Per American Depositary Share:(1)
Net income (basic)	661.65	765.50	730.20	45.10	192.05
Net income (diluted)	661.65	759.45	710.75	43.75	186.80

Balance Sheet Data:
Total assets	2,041,183	2,243,406	2,214,368	2,513,495	2,383,943
Ricoh Company, Ltd. shareholders’ equity	960,245	1,070,913	1,080,196	975,373	973,341
Total equity	1,013,135	1,127,782	1,138,479	1,024,350	1,023,874
Common stock	135,364	135,364	135,364	135,364	135,364
Weighted average number of shares outstanding	733,434,414	729,744,656	729,010,475	723,924,525	725,613,259

	Millions of Yen except per share amounts and number of shares Year ended March 31,
	2006	2007	2008	2009	2010
Cash dividends declared Per American Depositary Share:(1),(2)
Interim	60.00	65.00	80.00	90.00	82.50
	($0.50)	($0.56)	($0.72)	($0.96)	($0.95)
Year-end	60.00	75.00	85.00	75.00	82.50
	($0.52)	($0.61)	($0.80)	($0.78)	($0.92)

Cash and cash equivalents	187,055	255,737	170,607	258,484	242,165
Capital investments	102,049	85,800	85,215	96,958	66,979
Long-term indebtedness, excluding current installment	195,626	236,801	225,930	509,403	514,718

Notes:

(1)	Each American Depositary Share represents five shares of Ricoh Common Stock.
(2)	Cash dividends declared per American Depositary Share for any given fiscal year consist of interim dividends paid during the fiscal year and year-end dividends to be paid after the fiscal year-end for such fiscal year, which are not equal to the dividends paid during such fiscal year, set forth under “Per American Depositary Share, each representing 5 shares of common stock – Cash dividends paid per share” in the Consolidated Statements of Income appearing elsewhere in this annual report.

In the preceding table, cash dividends declared in U.S. Dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board.

On June 25, 2010, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was ¥89.35 = U.S.$1.00.

The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board during the previous six months and prior five fiscal years:

	December 2009	January 2010	February 2010	March 2010	April 2010	May 2010
High	86.62	89.41	88.84	88.43	92.03	89.89
Low	93.08	93.31	91.94	93.40	94.51	94.68

	Year ended March 31,
	2006	2007	2008	2009	2010
Year-end	117.48	117.56	99.85	99.15	93.40
Average*	104.64	116.55	113.61	100.85	92.49
High	104.41	110.07	96.88	87.80	86.12
Low	120.93	121.81	124.09	110.48	100.71

*	The average Japanese Yen exchange rates represent average noon buying rate on the last business day of each month during the respective period.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Ricoh is a global manufacturer of office equipment and conducts business on a global scale. As such, Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh’s businesses are listed in this section, this list is not exhaustive. Ricoh’s business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material. In addition, this section contains forward-looking statements that are subject to the “Cautionary Statement with Respect to Forward-Looking Statements” appearing elsewhere in this annual report.

Ricoh’s Success Will Depend on Its Ability to Respond to Rapid Technological Changes in the Document Imaging and Management Industry

The document imaging and management industry includes products such as copiers, printers, facsimile machines and scanners. The technology used in this industry changes rapidly and products in this industry will often require frequent and timely product enhancements or have a short product life cycle. Most of Ricoh’s products are a part of this industry and as such Ricoh’s success will depend on its ability to respond to such technological changes in the industry. To remain competitive in this industry, Ricoh invests a significant amount of resources and capital every year in research and development activities. Despite this investment, the process of developing new products or technologies is inherently complex and uncertain and there are a number of risks that Ricoh is subject to, including the following:

•	No assurances can be made that Ricoh will successfully anticipate whether its products or technologies will satisfy its customers’ needs or gain market acceptance;

•	No assurances can be made that the introduction of more advanced products that also possess the capabilities of existing products will not adversely affect the sales performance of each such product;

•	No assurances can be made that Ricoh will be able to procure raw materials and parts necessary for new products or technologies from its suppliers at competitive prices;

•

No assurances can be made that Ricoh will be able to successfully manage the distribution system for its new products to eliminate the risk of loss resulting from a failure to take advantage of market opportunities;

•	No assurances can be made that Ricoh will succeed in marketing any newly developed product or technology; and

•	No assurances can be given that Ricoh will be able to respond adequately to changes in the industry.

Ricoh’s failure to respond to any risks associated with this industry, including those described above, may reduce Ricoh’s future growth and profitability and may adversely affect Ricoh’s financial results and condition.

In addition to the above general risks, Ricoh is exposed to the following specific risks relating to the document imaging and management industry:

Digital Technology

Among the various technologies used in the document imaging and management industry, Ricoh believes the successful development of digital technology is one of the most essential factors in attaining a competitive advantage. Ricoh currently is a leader in digital technology and believes that the importance of digital technology used in office equipment, including copiers, printers, facsimiles and scanners, will continue to grow in the future. While most of Ricoh’s PPCs sold in Japan and overseas are already digital, Ricoh believes that the digital technology used in connection with digital copiers and other digital products will continue to develop and that competition with respect to digital products will intensify. There is no assurance that Ricoh will continue to be in the forefront of digital technology despite its commitment to invest in research and development activities in this area. Failure of Ricoh to adequately develop digital technology may adversely affect Ricoh’s financial results and condition.

Multi-Functional Equipment

          Ricoh believes that the document imaging and management industry is moving towards a multi-functional office environment where various office equipment (including copiers, facsimile machines, printers, scanners and personal computers) become more interdependent on each other due to the increasing use of digital technology and initiatives taken by many offices to eventually become a “paperless office.” As a result, certain existing office equipment may either be consolidated into multi-functional equipment or may be linked together electronically to perform various office functions. Although Ricoh already manufactures certain multi-

functional equipment, as a result of this trend towards multi-functional equipment, some of Ricoh’s products may become obsolete while other products may require substantial product enhancements, requiring technologies currently unavailable within Ricoh. No assurances can be made that Ricoh will be able to successfully adjust to such changes.

Ricoh Must Successfully Operate in Highly Competitive Markets

The document imaging and management industry, including the copier industry, is intensely competitive. Ricoh expects to face increased competition in the various markets in which it operates. Currently, Ricoh’s competitors include other large manufacturers and distributors of office equipment. In addition, as digital and other new technology develops and as new office equipment products using these newly developed technologies gain increased market acceptance, Ricoh may find itself competing with new competitors that develop such new technologies, including computer software and hardware manufacturers and distributors. Accordingly, it is possible that new competitors or alliances among existing and new competitors may emerge and rapidly acquire significant market share. While Ricoh believes it is a leading manufacturer and distributor in the document imaging and management industry and it intends to maintain its position, no assurances can be made that it will continue to compete effectively in the future. Pricing pressures or loss of potential customers resulting from Ricoh’s failure to compete effectively may adversely affect Ricoh’s financial results and condition.

Ricoh Is Subject to the Risks of International Operations and the Risks of Overseas Expansion

A substantial portion of Ricoh’s manufacturing and marketing activity is conducted outside of Japan, including in the United States, Europe, and in developing and emerging markets such as China. There are a number of risks inherent in doing business in such overseas markets, including the following:

•	unfavorable political or economical factors;

•	fluctuations in foreign currency exchange rates;

•	potentially adverse tax consequences;

•	unexpected legal or regulatory changes;

•	lack of sufficient protection for intellectual property rights;

•	difficulties in recruiting and retaining personnel, and managing international operations; and

•	less developed infrastructure.

Ricoh’s inability to manage successfully the risks inherent in its international activities could adversely affect its business, financial condition and operating results. In addition, while Ricoh plans to continue to expand its business worldwide and increase overseas sales, because of the risks associated with conducting an international operation (including the risks listed above), there can be no assurances that Ricoh’s overseas expansion will be successful or have a positive effect on Ricoh’s financial results and condition.

Economic Trends in Ricoh’s Major Markets May Adversely Affect Ricoh’s Sales

Demand for Ricoh’s products is affected by cyclical changes in the economies of Ricoh’s major markets, including Japan, the United States and Europe. Economic downturns and declines in consumption in Ricoh’s major markets may adversely affect Ricoh’s financial results and condition.

Foreign Exchange Fluctuations Affect Ricoh’s Results

Local currency-denominated financial results in each of the Company’s subsidiaries around the world are translated into Japanese Yen by applying the average market rate during each financial period and recorded on Ricoh’s consolidated statements of income. Local currency-denominated assets and liabilities are translated into Japanese Yen by applying the market rate at the end of each financial period and recorded on Ricoh’s consolidated balance sheets. Accordingly, the financial results, assets and liabilities are subject to foreign exchange fluctuations.

In addition, operating profits and losses are highly sensitive to the fluctuations in the value of the Japanese Yen because the high volume of Ricoh’s production and sales activities in the Americas, Europe and Other, such as China, results in a large proportion of revenues and costs denominated in local currencies. Although Ricoh engages in hedging transactions such as forward contracts with several financial institutions having credit ratings satisfactory to Ricoh to minimize the negative effects of short-term fluctuations in foreign exchange rates among major currencies such as the U.S. Dollar, the Euro and Japanese Yen, mid-to-long-term volatile changes in the exchange rate levels make it difficult for Ricoh to execute planned procurement, production, logistics, and sales activities and may adversely affect Ricoh’s financial results and condition.

Crude Oil Price Fluctuations Affect Ricoh’s Results

          Many of the parts or materials used in manufacturing Ricoh’s products are made from oil. If the price of crude oil rises, the purchase price of such product parts or materials may increase as well. Furthermore, a rise in the price of crude oil may lead to an increase in shipping and handling costs due in part to a rise in the cost of fuel and the cost of utilities. Ricoh may not be able to pass these incremental costs onto the sales price of its products. Such fluctuations in crude oil prices may therefore adversely affect Ricoh’s financial position and results of operations.

Ricoh Is Subject to Government Regulation That Can Limit Its Activities or Increase Its Cost of Operations

Ricoh is subject to various governmental regulations and approval procedures in the countries in which it operates. For example, Ricoh may be required to obtain approvals for its business and investment plans, be subject to export regulations and tariffs, as well as rules and regulations relating to commerce, antitrust, patent, consumer and business taxation, exchange control, and environmental and recycling laws. Ricoh has established a Corporate Social Responsibility Office to heighten awareness of the importance of corporate social responsibility. Through this office, Ricoh involves its employees in various activities designed to ensure compliance with applicable regulations as part of its overall risk management and compliance program. However, if Ricoh is unable to comply with any of these regulations or fails to obtain the requisite approvals, Ricoh’s activities in such countries may be restricted. In addition, even if Ricoh is able to comply with these regulations, compliance can result in increased costs. In either event, Ricoh’s financial results and condition may be adversely affected.

Ricoh Is Subject to Internal Control Evaluations and Attestation Over Financial Reporting under the Sarbanes-Oxley Act of 2002 of the United States and the Financial Instruments and Exchange Act of Japan

The United States Securities and Exchange Commission (the “SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002 of the United States, adopted rules requiring every company that files reports with the SEC to include a management report on such company’s internal control over financial reporting in its annual report. In addition, the company’s independent registered public accounting firm must publicly attest to the effectiveness of the company’s internal control over financial reporting. Furthermore, the Financial Instruments and Exchange Act of Japan requires Japanese companies whose shares are listed on the Japanese stock exchanges to submit a report which evaluates internal control over financial reporting to the commissioner of the financial bureau of Japan. Ongoing compliance with these requirements is complex, costly and time-consuming. If Ricoh were to fail to maintain effective internal control over financial reporting, Ricoh’s management were to fail to assess on a timely basis the adequacy of such internal control, or Ricoh’s independent registered public accounting firm were to fail to attest on a timely basis to the effectiveness of such internal control or issue a qualified opinion, Ricoh could be subject to regulatory sanctions or could face adverse reactions in the financial markets due to loss of investor confidence.

Ricoh’s Business Depends on Protecting Its Intellectual Property Rights

Ricoh owns or licenses a number of intellectual property rights in the field of office equipment automation and, when Ricoh believes it is necessary or desirable, obtains additional licenses for the use of other parties’ intellectual property rights. If Ricoh fails to protect, maintain or obtain such rights, its performance and ability to compete may be adversely affected. Ricoh has a program in place under which company employees are compensated for any valuable intellectual property rights arising out of any inventions developed by them during the course of their employment with Ricoh. While unlikely, management believes that there could arise instances in the future where Ricoh may become the subject of legal actions or proceedings where claims alleging inadequate compensation are asserted by company employees.

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

Ricoh May Be Adversely Affected by Its Employee Benefit Obligations

With respect to its employee benefit obligations and plan assets, Ricoh accrues the cost of such benefits based on applicable accounting policies and funds such benefits in accordance with governmental regulations. Currently, there is no immediate and significant funding requirement; however, if returns from investment assets continue to decrease and/or turn to be negative due to market conditions, such as the fluctuations in the stock or bond markets, additional funding and accruals may be required. Such additional funding and accruals may adversely affect Ricoh’s financial position and results of operations.

Ricoh’s Operations Are Subject to Environmental Laws and Regulations

Ricoh’s operations are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, product recycling, and soil and ground-water contamination. Ricoh faces risks of environmental liability in our current and historical manufacturing activities. Costs associated with future additional environmental compliance or remediation obligations could adversely affect Ricoh’s business, operating results, and financial condition.

Risks Associated with Ricoh’s Equipment Financing Business May Adversely Affect Ricoh’s Financial Condition

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

If Ricoh is unable to successfully manage these risks associated with its equipment financing business, Ricoh’s financial results and condition may be adversely affected.

Ricoh May Be Subject to Product Liability Claims that Could Significantly Affect Its Financial Condition

Ricoh may be held responsible for any defects that occur with respect to its products and services. Based on the defect, Ricoh may be liable for significant damages, which may adversely affect its financial results and condition. Furthermore, as Ricoh increasingly provides products and services utilizing sophisticated and complex technologies, such defects may occur more frequently. Such potential increase in defects, which could result in an increase in Ricoh’s liability, may adversely affect its financial results and condition.

In addition, negative publicity concerning these defects could make it more difficult for Ricoh to attract and maintain customers to purchase Ricoh products and services. As a result, Ricoh’s financial results and condition may be adversely affected.

Ricoh’s Performance Can Be Affected by Alliance with, and Strategic Investments in, Other Entities

Ricoh engages in alliances with other entities to create various products and services to fulfill customer demands. Ricoh believes that an alliance is an effective method for timely development of new technology and products using management resources of both parties. However, if Ricoh’s interest differs from other parties’ interests due to financial or other reasons, Ricoh may be unable to maintain the alliance. Ricoh also makes strategic investments to acquire interests in companies that Ricoh believes would support existing businesses and/or lead to new businesses. Such strategic investments may not necessarily lead to the expected outcome or performance and may result in increased time and expenses being incurred due to the integration of businesses, technologies, products and/or personnel necessitated by such investments. Accordingly, these types of management decisions may have a significant impact on the future performance of Ricoh. Failure to maintain an on-going alliance, establish a necessary alliance or make a strategic investment to acquire an interest in a company may adversely affect Ricoh’s future financial position and results of operations.

Inadvertent or accidental leakage or disclosure of confidential or sensitive information may adversely affect Ricoh’s operations

Ricoh obtains confidential or sensitive information from various sources, including its customers, in the ordinary course of its business. Ricoh also holds trade secrets regarding its technologies and other confidential or sensitive information relating to marketing. To prevent unauthorized access and/or fraudulent leakage or disclosure of such confidential or sensitive information, Ricoh has implemented an internal management system, which includes measures to improve security and access to its internal database, as well as employee training programs to educate its employees with respect to compliance with applicable regulations relating to information security and data access. Despite Ricoh’s efforts, however, confidential or sensitive information may be inadvertently or accidentally leaked or disclosed and any such leakage or disclosure may result in Ricoh incurring damages, which may adversely affect Ricoh’s reputation. In addition, Ricoh may incur significant expenses for defending any lawsuits that may arise from such claims. Furthermore, the leakage or disclosure of Ricoh’s confidential or sensitive marketing and technological information to a third party may adversely affect Ricoh’s financial results and condition.

Ricoh May Suffer Loss as a Result of Catastrophic Disaster, Information Technology Problems or Infectious Diseases

Several of Ricoh’s manufacturing facilities in Japan could be subject to a catastrophic loss caused by earthquakes as such facilities are located in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, Ricoh could experience disruptions in its operations and delays in its production and shipments. If such occurred, Ricoh would likely record a decrease in revenue, and require large expenditures to repair or replace the damaged facility, which is likely to affect Ricoh’s financial position and results of operations.

          As Ricoh becomes increasingly dependent on information technology, software and hardware defects, computer viruses, as well as internal database problems (e.g., falsifications or disappearance of information relating to our customers) pose a greater risk to its operations. Although Ricoh has taken various precautionary measures, such as installing firewalls and anti-virus software to detect and eliminate computer viruses, Ricoh may not be able to completely prevent or mitigate the effects of such problems, which may affect Ricoh’s performance.

In addition, the Ricoh is continually expanding its worldwide operations to set in place a global supply chain of its products and services so that we can satisfy our local customer needs faster, more effectively and on a regular basis. As Ricoh expands its operations worldwide, additional risks, such as infectious diseases (e.g., a new strain of influenza) and epidemics, may adversely affect Ricoh’s operations and financial positions.

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

Historical Highlights

February 1936	Riken Kankoshi Co., Ltd. is formed in Kita-kyushu to manufacture and market sensitized paper.

March 1938	The Company’s name is changed to Riken Optical Co., Ltd., and starts manufacturing and selling optical devices and equipment.

May 1949	The Company lists its securities on the Tokyo and Osaka Stock Exchanges.

April 1954	The Company establishes an optical device and equipment plant in Ohmori, Ohta-ku, Tokyo (now known as the Ohmori plant).

May 1955	The Company begins manufacturing and selling desktop copiers.

May 1961	The Company establishes a sensitized paper plant in Ikeda, Osaka (now known as the Ikeda plant).

October 1961	The Company lists its securities on the First Section of each of the Tokyo and Osaka Stock Exchanges.

June 1962	The Company starts operations of a paper plant in Numazu, Shizuoka, which featured a fully-integrated sensitized paper production system (now known as the Numazu plant).

December 1962	The Company establishes Ricoh of America, Inc. (a subsidiary, later known as Ricoh Corporation and now known as Ricoh Americas Corporation).

April 1963	The Company changes its corporate name to Ricoh Company, Ltd.

July 1967	The Company establishes Tohoku Ricoh Co., Ltd. (a subsidiary) in Shibata-gun, Miyagi.

May 1971	The Company completes its manufacturing facility in Atsugi, Kanagawa (now known as the Atsugi plant), to which it transfers some of its office equipment production from the Ohmori plant.

June 1971	The Company establishes Ricoh Nederland B.V. (a subsidiary, later known as Ricoh Europe B.V. and now known as Ricoh Europe Holdings B.V.) in the Netherlands.

January 1973	The Company establishes Ricoh Electronics, Inc. (a subsidiary) in the United States.

September 1973	The Company lists its securities on the Amsterdam Stock Exchange (now known as Euronext Amsterdam; the Company no longer lists its securities on this exchange).

December 1976	The Company forms Ricoh Credit Co., Ltd. (a subsidiary, now known as Ricoh Leasing Co., Ltd.).

March 1977	The Company relocates its headquarters to Minato-ku, Tokyo.

July 1978	The Company lists its securities on the Frankfurt Stock Exchange (the Company no longer lists its securities on this exchange).

December 1978	The Company establishes Ricoh Business Machines, Ltd. (a subsidiary, now known as Ricoh Hong Kong Ltd.).

March 1981	The Company builds the Ricoh Electronics Development Center at the Ikeda plant to develop and manufacture electronic devices.

October 1981	The Company lists its securities on the Paris Stock Exchange(now known as Euronext Paris).

May 1982	The Company establishes sensitized paper production facilities in Fukui (now known as the Fukui plant), which takes over some of the sensitized paper production from the Osaka plant (now known as the Ikeda plant).

July 1982	The Company launches its information technology equipment facility in Hatano, Kanagawa (now known as the Hatano plant).

December 1983	The Company establishes Ricoh UK Products Ltd. (a subsidiary).

October 1985	The Company builds a copier manufacturing plant in Gotenba, Shizuoka (now known as the Gotenba plant).

April 1986	The Company opens a research and development (“R&D”) facility in Yokohama, Kanagawa (now known as the Ricoh Research and Development Center) in commemoration of the Company’s 50th anniversary, to which it transfers some of its R&D operations from the Ohmori plant.

April 1987	The Company establishes Ricoh Industrie France S.A. (a subsidiary, now known as Ricoh Industrie France S.A.S.).

April 1989	The Company sets up an electronic devices facility in Yashiro-cho, Kato-gun, Hyogo (now known as the Yashiro plant).

January 1991	The Company establishes Ricoh Asia Industry (Shenzhen) Ltd. (a subsidiary) in China.

March 1995	Ricoh Corporation acquires Savin Corporation, an American office equipment sales company.

September 1995	The Company acquires Gestetner Holdings PLC (now known as NRG Group PLC), a British office equipment sales company.

January 1996	Ricoh Leasing Co., Ltd. lists its securities on the Second Section of the Tokyo Stock Exchange (currently listed on the First Section of the Tokyo Stock Exchange).

December 1996	The Company establishes Ricoh Asia Pacific Pte Ltd (a subsidiary) in Singapore.

March 1997	The Company establishes Ricoh Silicon Valley, Inc. (now known as Ricoh Innovations, Inc.) in the United States.

August 1999	Ricoh Hong Kong Ltd. acquires Inchcape NRG Ltd., a Hong Kong-based office equipment sales company.

March 2000	Tohoku Ricoh Co., Ltd. lists its securities on the Second Section of the Tokyo Stock Exchange (now a wholly-owned subsidiary of the Company).

January 2001	Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

October 2002	The Company establishes Ricoh China Co., Ltd. (a subsidiary).

April 2003	Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the Company.

October 2004	The Company acquires Hitachi Printing Solutions, Ltd. (now known as Ricoh Printing Systems, Ltd.) in Japan.

August 2005	The Company opens Ricoh Technology Center in Ebina, Kanagawa to integrate its domestic development facilities and offices.

November 2005	The Company relocates its headquarters to Chuo-ku, Tokyo.

January 2007	Ricoh Europe B.V. acquires the European operations of Danka Business Systems PLC.

June 2007	InfoPrint Solutions Company, LLC (“InfoPrint Solutions Company”), a joint venture company of Ricoh and International Business Machines Corporation (“IBM”), commences its operations.

May 2008	The Company establishes Ricoh Manufacturing (Thailand) Ltd. (a subsidiary) in Thailand.

August 2008	Ricoh Elemex Corporation becomes a wholly-owned subsidiary of the Company.

October 2008	Ricoh Americas Corporation acquires all of the outstanding shares of IKON Office Solutions, Inc. (“IKON”), an American office equipment sales and service company.

The Company’s registered head office and executive office are as follows:

	Address	Telephone number
Registered head office	3-6, Naka Magome 1-chome, Ohta-ku, Tokyo 143-8555, Japan	+81-3-3777-8111
Executive office	13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan	+81-3-6278-2111

Principal Capital Investments

Ricoh’s capital investments for fiscal years 2008, 2009 and 2010 were ¥85.2 billion, ¥96.9 billion and ¥66.9 billion, respectively. Ricoh directed a significant portion of its capital investments for fiscal years 2008, 2009 and 2010 towards digital and networking equipment, such as digital PPCs/MFPs, laser printers and production printing products, and manufacturing facilities to maintain or enhance its competitiveness in the industry. Ricoh projects that for fiscal year 2011, its capital investments will amount to approximately ¥72.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductors and thermal media. In addition, Ricoh expects to use a portion of such amount during fiscal year 2011 to complete the construction of a new building to expand the Ricoh Technology Center located in Kanagawa, Japan, which was established in 2005 as Ricoh’s main development center. The Ricoh Technology Center currently houses the copier and printer development division as well as the manufacturing technology division, and is engaged in elemental technology development, product design, product evaluation and developing manufacturing technology for state-of-the-art color products. With the expansion of the Ricoh Technology Center, Ricoh plans to relocate the software development department, the inkjet technology development department and the supply development department (responsible for developing toners and photoconductors) to improve its flexible cross-functional (inter-departmental) development structure and strengthen human resources development. By relocating and housing all of these development departments in one facility, Ricoh expects to enhance its product engineering capabilities and overall development efficiency. This construction is expected to be financed with internally generated funds.

B. Business Overview

Ricoh is a leading manufacturer of office automation equipment. Ricoh’s principal products include copiers (such as PPCs), printers (MFPs, laser printers and GELJET printers), production printing products and facsimile machines. Ricoh is also a prominent manufacturer of digital and advanced electronic devices such as semiconductor devices. In recent years, Ricoh has been rapidly building a solid presence globally as a comprehensive document solutions provider that helps its customers streamline their businesses and decrease operating costs. More specifically, Ricoh supports its office and production printing equipment businesses by offering customers various “solution” systems that work with personal computers and servers, network systems, application software and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh’s product support services include assisting customers in setting up their information technology environment or network. Ricoh also offers various supplies and peripheral products to be used with its products and systems.

PRODUCTS

Starting with fiscal year 2009, Ricoh’s operating segments consisted of “Imaging and Solutions,” “Industrial Products” and “Other.”

Ricoh’s management determined that it was appropriate to rename the “Office Solutions” operating segment to “Imaging and Solutions” starting with fiscal year 2009 in light of the fact that InfoPrint Solutions Company’s products, which are distinguishable from office equipment due to the fact that they primarily consist of production printing products that print images in large quantities and are often used in central reproduction departments or data centers, have been incorporated in the Office Solutions operating segment. Management decided to rename the “Office Solutions” operating segment starting with fiscal year 2009 since fiscal year 2009 was the first fiscal year in which InfoPrint Solutions Company’s financial information was consolidated with Ricoh’s financial information for the full fiscal year. This renaming of the operating segment, however, did not result in any reclassification among Ricoh’s other operating segments or adjustments in financial data.

Ricoh’s management analyzes its business operations and performance based on these segments.

The following table sets forth Ricoh’s sales by products for fiscal years 2008, 2009 and 2010.

SALES BY PRODUCT

	Millions of Yen (except for percentages) For the Year Ended March 31,
	2008		2009		2010
Imaging and Solutions
Imaging Solutions	¥1,709,491	77.0%	¥1,598,614	76.4%	¥1,516,172	75.2%
Network System Solutions	200,082	9.0	234,484	11.2	274,071	13.6
Industrial Products	144,340	6.5	115,550	5.5	101,692	5.0
Other	166,076	7.5	143,048	6.9	124,402	6.2

Total	¥2,219,989	100.0%	¥2,091,696	100.0%	¥2,016,337	100.0%

Note:

(1)	The above consolidated financial data set forth net sales to external customers by product.

Imaging and Solutions

This segment consists of products that are widely used in the office and production printing environments and are categorized as follows:

(1) Imaging Solutions

For fiscal year 2010, the Imaging Solutions product category accounted for 75.2% of Ricoh’s net sales.

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

Ricoh continues to be a global leader in PPCs/MFPs and has been a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs/MFPs with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment based on copy sizes. Ricoh continues to strengthen its digital PPC/MFP product lineup with new product offerings that range from low-end models (regular print speed models for low volume copying or printing) to high-end models (high print speed models for large volume copying or printing). PPCs/MFPs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder-based toner. The application of this printing process enables higher picture quality and is environmentally friendly. Ricoh’s PPCs/MFPs are designed to provide information technology support for all types of office environments by delivering enhanced basic features (i.e., reduction, enlargements), simpler operation, reduced paper consumption through electronic storage, and better connectivity with document distribution and storage systems. Ricoh also manufactures a wide range of laser printers that print in monochrome or color and in a variety of print speeds, are able to connect to a network and are multifunctional in that they have scanning, faxing and copying capabilities as well as advanced finishing capabilities. GELJET printers utilize “GELJET technology” developed by Ricoh, which enables ultra-fine particle pigment dispersion to produce higher image qualities. All GELJET printers are color printers. In addition, Ricoh manufactures production printing products that are high-speed laser printers designed to be used as a central printing device to satisfy customers’ needs to print-on-demand and print large volumes. Production printing products are often used in data processing environments (such as central reproduction departments within companies and data centers) and the commercial professional printing market (i.e., market comprised of businesses offering high-quality printing services).

More specifically, in response to customer demand, Ricoh has been focusing in recent years on designing a wide-range of products that enhance productivity, have improved security features, are user friendly and are environmentally friendly.

For example, during fiscal year 2010, Ricoh released its imagio MP C7501/C6001 Series (also known as Aficio MP C7501/C6001 Series when sold overseas) as part of its color MFP product lineup. This new color MFP series (1) decreases average energy consumption compared to that of earlier models by using energy-efficient “color PxP toners,” which were developed by Ricoh and are tin-free eco-toners that anchor toner particles at low temperatures, and an improved fusing system, which enables stable printing of images on paper by anchoring toner particles, (2) has security features such as a user authentication system to prevent unauthorized access to images and an encryption system that encrypts user names and passwords, (3) is suitable for use not only as the main color MFP in an office but also as one of several pieces of printing equipment in a central reproduction department of a company and (4) has the capacity to respond to high quality printing demands. During fiscal year 2010, Ricoh also introduced imagio MP C3500RC/2500RC (reconditioned color digital MFPs) and imagio MP 7500RC/6000RC (reconditioned monochrome digital MFPs) (1) whose environmental impact has been decreased as compared to non-reconditioned models (i.e., new equipment) at the manufacturing stage, resulting in these models having an average recycled parts mass ratio of 80% or more (where such ratio represents the average percentage of recycled parts used in a particular piece of equipment), (2) that have achieved both user friendliness and energy conservation through the installation on reconditioned machines of the “QSU (Quick Start-Up)” technology, which enable shorter warm-up and recovery times and (3) that have security features such as a user authentication system to prevent unauthorized access to images and a function that prints documents with security watermarks that become visible only when copied. The QSU technology enables these reconditioned MFPs to use less than the maximum recommended power consumption level prescribed by the Law Concerning the Promotion of Eco-friendly Goods and Services by the State and Other Entities (Law on Promoting Green Purchasing) of Japan and the regulations promulgated thereunder. In addition, Ricoh introduced during fiscal year 2010 other MFP products that are environmentally friendly and have security features of the type discussed above, such as the imagio MP C1800 (a low-end color digital MFP with advanced features that is small in size and is ideal for small offices) and the imagio MP 6001GP (a high-end monochrome digital MFP that utilizes the “Biomass Toner” technology; Ricoh was the first office equipment manufacturer to sell a MFP that incorporates this toner technology and sell a toner using this technology as a genuine supply item. The “Biomass Toner” technology is a technology that uses biomass (i.e., organic resources other than fossil resources that are biologically reproducible) as a raw material for resin, which is the primary component used in toners. This technology reduces the environmental impact of toner use as it uses less petroleum-based resins and reduces the amount of CO2 emitted in the used paper recycling process. As a result of its efforts to enhance environmental features, incorporate advanced security functions and maintain the ability to print higher quality images, Ricoh continues to capture a large market share in the MFP market in Japan and overseas. In recognition of its efforts, Ricoh was named first place for customer satisfaction in Japan in the color categories with respect to copier/multifunction products for the third consecutive year in fiscal year 2010 based on a survey conducted by J.D. Power Asia Pacific, Inc.

Ricoh also developed and introduced during fiscal year 2010 low-to high-end laser printers that improve productivity and user friendliness, such as the IPSiO SP 3410/3410SF (also known as Aficio SP 3410DN/3410SF when sold overseas), which is a low-end monochrome laser printer featuring (1) improved productivity due to shorter warm-up times and a print speed of less than eight seconds for the first page and (2) enhanced user friendliness as a result of the use of the all-in-one print cartridge system, which can be easily replaced by the user, thereby saving time and money spent on service calls. Ricoh also released other laser printers that improved productivity and user friendliness, such as the IPSiO SP 6330 Series (also known as Aficio SP 6330DN when sold overseas), which is a high-end monochrome laser printer featuring a high print speed of 35 pages per minute on A4-size paper fed horizontally. Ricoh has also developed and introduced during the last several years color laser printers that enhance productivity, have improved security features, are user friendly and are environmentally friendly. These printers have been favorably received by its customers. In fact, Ricoh was named first place for customer satisfaction in Japan in the color categories with respect to laser printer products in fiscal year 2010 based on a survey conducted by J.D. Power Asia Pacific, Inc.

Furthermore, Ricoh developed and introduced the RICOH Pro C720/C720S for the production printing business in the overseas market during fiscal year 2010. The RICOH Pro C720/C720S is a color laser printer with high print speeds of 72 pages per minute for both monochrome and color printing on A4-size paper fed horizontally and the ability to capture images in high resolutions to reproduce higher quality images.

(2) Network System Solutions

For fiscal year 2010, the Network System Solutions product category accounted for 13.6% of Ricoh’s net sales.

The primary function of products in this category is to assist customers in establishing a networked environment and provide customized printing solutions that satisfy customers’ individual needs. The principal products in the Network System Solutions product category include personal computers and servers, network systems, application software, and related services and support such as document outsourcing services.

In fiscal year 2008, Ricoh launched its solutions brand “Operius” in Japan, which is focused on providing solutions to customers to optimize their office environment. Operius is comprised of three key components: (1) hardware, (2) software and (3) support and services. By identifying and utilizing the most appropriate hardware and software to address customers’ needs, and supplementing such products with a comprehensive support and service team (such as a 24-hour IT monitoring center, and an expert team of hardware and software engineers), Ricoh is striving to assist its customers in creating a working environment that is more efficient and effective. For example, storage and management solutions can be developed that address the customers’ need to organize and keep track of both paper and digital files, and that provide a secure centralized electronic document storage system that enables easy retrieval. Through the seamless integration of hardware and software, customers can utilize and benefit from streamlined document scanning, indexing and electronic document distribution. As part of Operius, Ricoh delivers total cost of ownership (“TCO”) consulting that begins with analyzing the customers’ document workflow, output devices and document processes. In addition, through its support services, Ricoh has been able to lower the total printing costs of its customers by assisting them in the set up of their information technology or networks in various environments in Japan (where physical space is costly) and thereby increasing the efficiency of their printing process.

In fiscal year 2009, Ricoh entered into a global strategic alliance with IBM through which Ricoh and IBM agreed to develop document security and management services (“DSMS”) in the U.S. DSMS builds upon Ricoh’s experience and expertise in helping customers improve their document workflow, security and compliance frameworks, while reducing their TCO of office equipment and decreasing their use of paper and energy. As an example of DSMS, during fiscal year 2010, Ricoh and IBM developed a printing management system that enables customers to track and monitor on a real-time basis the energy usage and carbon footprint (which represents total greenhouse gas (“GHG”) emissions generated by an organization, event or product and which are often expressed in terms of the amount of carbon dioxide, or its equivalent of other GHGs, emitted) of each equipment, of groups of users (such as a department within a company) and of each individual user. This newly developed system is expected to assist customers in reducing their print-related costs, in improving their operational efficiency and in decreasing their energy consumption as it will enable customers to conduct a comprehensive analysis of their fleet of printers and MFP devices. Ricoh plans to make this new system, which is based on IBM’s Tivoli software, available to its customers during fiscal year 2011.

Industrial Products

The Industrial Products segment consists of products that are used in the industrial sector. For fiscal year 2010, this segment accounted for 5.0% of Ricoh’s net sales. Principal products in this segment include thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment.

Through technological enhancements in its thermal media business, Ricoh has been able to expand its business from the production of thermal paper for use in facsimiles to a variety of business areas, including the production of POS sheets, logistics management sheets (such as dispatch labels), reward cards, identification cards, medical films, food labels, industrial use labels, amusement tags and tickets, pharmaceutical labels and thermal rewritable films that utilize thermo-chromic printing technology that can be used to erase and update text and graphics up to 500 times.

Ricoh’s optical equipment business utilizes technology originally developed by Ricoh for its copiers and cameras. This business supplies optical equipment and optical supply parts, such as lens units, to third parties.

Ricoh also manufactures various types of semiconductor devices. Such devices include application-specific integrated circuits (“ASICs”) and application-specific standard products (“ASSPs”) that are often used in digital copiers, printers, personal computers, PC card, cellular phones and other digital appliances.

The electronic components business consists of components supplied to Ricoh’s manufacturing plants in connection with the production of its own products, such as copiers and printers, as well as components supplied to third parties.

In addition, Ricoh is one of the leading manufacturers of measuring equipment in Japan. Ricoh offers a wide range of measuring equipment, such as gas meters and gas leak detectors. Sales in the measuring equipment category are greatly affected by the cyclical nature of market demand for this equipment.

Other

The Other segment, which accounted for 6.2% of Ricoh’s net sales for fiscal year 2010, includes digital cameras, financing and logistics services.

Ricoh is one of the pioneers in commercializing digital cameras, which have tremendous potential as “image capturing devices.” As digital cameras may be used in a variety of ways to capture and input images, Ricoh expects that the digital camera market will continue to grow in the future. During fiscal year 2010, Ricoh released new digital cameras under the names “GXR” “CX3” and “GR DIGITAL III.” The “GXR” is an interchangeable unit camera system that consists of a body and a camera unit. Each camera unit consists of a lens (with differing focal lengths), an optimal image sensor appropriate for the type and size of the unit, and an image processing engine. By changing the camera units, the user is able to produce sophisticated photo expressions in various settings. The “CX3” is a digital camera featuring a 10.0 mega pixel CCD (Charge Coupled Device) and a 10.7x optical zoom lens. The “CX3” is able to process images at a high speed since it is equipped with a highly evolved image processing engine called “Smooth Imaging Engine IV” and a CMOS sensor. Ricoh also introduced during fiscal year 2010 the “GR DIGITAL III,” a compact digital camera that is made to exacting standards featuring high image quality with a 28 mm/F1.9 lens. “GR DIGITAL III” was introduced as the successor model to “GR DIGITAL II.” The “GR DIGITAL” Series have been well-received by customers since their introduction. In December 2009, the “GR DIGITAL III” was awarded the “iF product design award 2010” gold award for its innovative design along with the “CX1” and the “CX2,” both of which were earlier models of “CX3.”

Ricoh provides certain financing services in Japan through Ricoh Leasing Co., Ltd., which leases industrial equipment and medical equipment as well as office equipment, and offers loans, such as support loans, to small businesses and independent medical doctors.

Ricoh Logistics System Co. Ltd. offers logistics services in the delivery, distribution and storage of products, such as electronic products, office equipment, and electronic and machinery parts.

GROUP VISION AND MANAGEMENT PLANS

With “Winner in the 21st Century (Build a strong global RICOH brand)” as its group vision, Ricoh strives to continue growing and developing as a global company by gaining the trust of its customers. Ricoh intends to gain the trust of its customers by continuously working towards achieving greater customer productivity and knowledge management. Accordingly, Ricoh plans to conduct its business activities in a way that provides innovative products and services to all of its customers (including those who use information at work and in their lives outside of work) based on Ricoh’s three core values of “harmonizing with the environment (i.e., reducing and minimizing environmental impact),” “simplifying your life and work (i.e., enhancing user friendliness and striving towards simplification)” and “supporting knowledge management (i.e., offering solutions to process information).”

In addition to this overall group vision, management has established medium-term goals. Fiscal year 2010 was the second fiscal year of the 16th Medium-Term Management Plan, which covers the period from fiscal year 2009 through fiscal year 2011. Under the 16th Medium-Term Management Plan, Ricoh’s objectives are to earn an even greater level of trust from its customers by placing greater emphasis on customer viewpoints and continuing to provide products and services which meet and exceed customer expectations. To achieve the objectives of the 16th Medium-Term Management Plan, Ricoh has established the following five basic group management strategies: (1) become the market leader in each of the targeted business areas (such as the production printing business and the solutions business), (2) strengthen and accelerate its environmental management (which encompasses environment-related technological development, such as the development of products like color PxP toners, the management of resources and energy used in the entire lifecycles of Ricoh products, and the delivery to customers of Ricoh’s environmental philosophy and activities), (3) promote “Ricoh Quality” (which means to accelerate the innovation processes to achieve greater customer satisfaction), (4) create new business lines and (5) build a strong global RICOH brand. Using the groundwork it laid in fiscal year 2009, Ricoh worked towards realizing the objectives of the 16th Medium-Term Management Plan in fiscal year 2010 and strived to carry out the above group management strategies.

More specifically, in the Imaging and Solutions segment, Ricoh is utilizing its strengths, such as customer contacts, broad product lines, image processing technologies, ability to propose solutions and ability to conduct business globally, to respond to the increasingly diverse needs of a greater number of customers, and to further solidify its business foundation. Ricoh understands that “work flow,” “security,” “TCO,” “compliance” and the “environment” are important considerations for customers. By focusing on these considerations, Ricoh’s goal is to provide greater value to its customers who use its products. For example, in order to contribute to the overall productivity increase of its customers, Ricoh is working to develop (1) document solutions that construct and manage a file server system that saves, searches and outputs documents, (2) facility management services that operate and manage centralized printing centers or multiple printing equipment at customers’ site and (3) IT consultation services that assist customers in improving their use of IT, enhancing their security systems and building an infrastructure that enables uninterrupted business operations. In addition, Ricoh intends to continue developing its production printing business and providing solutions such as workflow improvements to meet its customers’ needs.

In the Industrial Products segment, Ricoh is working to identify new business areas where large growth can be expected, and to allocate and direct its resources to such business areas. Ricoh is also making an effort to strengthen cooperation among personnel in the technical fields and the other business areas in order to develop new businesses that combine diverse fields.

In addition, Ricoh continues to consider additional steps that it could take to develop business in the emerging markets, such as China and Southeast Asia, in both the Imaging and Solutions segment and the Industrial Products segment.

SALES AND DISTRIBUTION

Ricoh continues to utilize the following three marketing and sales channels for the distribution of its products to end-user customers in Japan: (1) direct sales by Ricoh to end-user customers through 9 domestic subsidiaries and affiliates, (2) sales through independent dealers of office equipment and (3) sales through independent office supply wholesalers and retailers. Ricoh estimates that over one-half of its domestic PPC/MFP and laser printer sales by revenue are derived from its direct sales channels to end-user customers, with the remaining balance being divided between sales through independent dealers of office equipment and independent office supply wholesalers and retailers. During fiscal year 2009, in an effort to consolidate its operations, Ricoh merged 33 sales subsidiaries in Japan into five sales subsidiaries to enhance the efficiency of its domestic sales activities. As a result, as of the end of fiscal year 2009, Ricoh had seven domestic sales subsidiaries, located in the Hokkaido, Tohoku, Kanto, Chubu, Kansai, Chugoku and Kyushu areas, that coordinated its marketing and sales channels in Japan. To further enable a quicker response to customers’ increasingly diversified needs and to efficiently manage its sales operations, Ricoh plans to merge these seven domestic sales subsidiaries and the Marketing Group of the Company into one domestic sales subsidiary during fiscal year 2011, which subsidiary is expected to be known as RICOH JAPAN Corporation.

Outside of Japan, Ricoh has organized its marketing and sales channels to accommodate its four operating regions: (1) the Americas, (2) Europe, Africa, and the Middle East, (3) Asia and Oceania and (4) China. One of Ricoh’s strategies in expanding its overseas marketing and sales channels has been to acquire office equipment sales companies in various locations around the world through which it can sell its products. Accordingly, in addition to selling Ricoh brand name products through its overseas sales subsidiaries, affiliates and independent dealers (similar to the marketing and sales channels used for the distribution of products in Japan), Ricoh also sells its products through the following two marketing and sales channels in the overseas market: (1) sales of products under brand names that Ricoh purchased through acquisitions (i.e., the “Savin” brand, the “Lanier” brand and the “Infotec” brand) and (2) sales of Ricoh’s products by other companies under their brand names where Ricoh is the original equipment manufacturer (“OEM”). Savin and Lanier were originally Ricoh’s OEM distributors prior to their acquisition. During fiscal year 2009, Ricoh acquired the U.S.-based IKON and its subsidiaries, who supply and service a wide range of office equipment in the U.S., Canada and the Western European markets. The purpose of this acquisition was for Ricoh to strengthen and broaden its business opportunities and infrastructure in the U.S., Canada and Europe by capitalizing on IKON’s broad sales and service network and gaining access to IKON’s customer relationships, which includes large private corporations as well as U.S. government and public sector entities/organizations.

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

AFTER-SALES SERVICE

Ricoh provides repair and maintenance services for its products to end-user customers based on the belief that periodic and timely maintenance services are essential in preserving Ricoh’s market share in the relevant products. These maintenance services are provided to customers pursuant to maintenance service contracts customarily entered into at the time the equipment is originally sold.

In Japan, repair and maintenance services are generally provided by Ricoh’s service specialists. Ricoh’s service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. Ricoh’s Customer Support System is available on a nationwide basis in Japan in order to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers that are in operation and provide prompt service to such copiers. The total number of Ricoh’s sales and service personnel in Japan is approximately 22,100. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers in the overseas market who purchase Ricoh products. The total number of Ricoh’s overseas sales and service personnel is approximately 45,900.

Additional information regarding the manner in which Ricoh accounts for its after-sales services is set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are included in this annual report.

PRINCIPAL MARKETS

Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh’s sales decreased in fiscal year 2010. As noted below, for fiscal year 2010, net sales in Japan, the Americas, Europe and Other as a percentage of total net sales were 43.5%, 27.7%, 22.7% and 6.1%, respectively. The table below breaks down for each geographic area the total net sales amount and percentage of such net sales amount as compared against total net sales for each of the last three fiscal years.

SALES BY GEOGRAPHIC AREA

	Millions of Yen (except for percentages to net sales) For the Year Ended March 31,
	2008		2009		2010
Japan	¥1,016,034	45.8%	¥938,331	44.9%	¥876,578	43.5%
The Americas	434,799	19.6	502,862	24.0	557,687	27.7
Europe	603,219	27.2	523,407	25.0	458,584	22.7
Other	165,937	7.4	127,096	6.1	123,488	6.1

Total	¥2,219,989	100.0%	¥2,091,696	100.0%	¥2,016,337	100.0%

Note:

(1)	Sales amounts set forth in the above table are based on the location of the purchaser (external customer) of the product. For example, if the product is manufactured in Japan and sold to an external customer located in the United States, such sale would be recorded as a sale in the Americas.

(1) Japan

Although the Japanese economy showed slight signs of recovery during fiscal year 2010 from one of the worst economic downturns in several decades that started during fiscal year 2009, corporate capital investment and consumer demand remained stagnant due to the sluggish performance of Japanese companies, which was due in part to the appreciation of the Japanese Yen against other currencies. Consistent with such general economic conditions, Ricoh’s customers continued to reduce their capital investments in office equipment and were focused on reducing printing costs by reducing printing volume. Competition in the type of products that Ricoh manufactures and markets also continued to intensify. Despite such environment, Ricoh continued to update its product lineup from analog stand-alone equipment and monochrome products to value-added digital equipment with network capabilities and color products in order to respond to customers’ preferences. To assist customers in managing their Total Document Volume (“TDV”) effectively and efficiently in the office environment, Ricoh also offered various business solutions to create a networked and secured environment that meets customers’ needs.

(2) The Americas

Despite sluggish economic conditions in the Americas and in particular the United States, Ricoh continued to introduce new color MFPs to meet customers’ demands for color and high-speed printing products with networking capabilities.

During fiscal year 2009, Ricoh acquired the U.S.-based IKON and its subsidiaries, who supply and service a wide range of office equipment in the U.S., Canada and the Western European markets. The purpose of this acquisition was for Ricoh to strengthen and broaden its business opportunities and infrastructure in the U.S., Canada and Europe by capitalizing on IKON’s broad sales and service network and gaining access to IKON’s customer relationships, which includes large private corporations as well as U.S. government and public sector entities/organizations.

(3) Europe

In addition to the global economic downturn during fiscal year 2009, the debt crisis in Dubai and Greece during fiscal year 2010 has contributed to prolonging the economic stagnation in Europe, and demand for office equipment in Europe declined during fiscal year 2010. Notwithstanding such economic situation, Ricoh continued to enhance and introduce new products in the Imaging and Solutions segment in Europe so that customers are able to fulfill more of their office equipment needs through Ricoh. Despite such efforts, Ricoh recorded a decline in sales of PPCs/MFPs in Europe for fiscal year 2010 in line with the general economic condition in Europe.

After acquiring IKON to further enhance its sales and service network, Ricoh consolidated the European business operations of IKON into Ricoh Europe PLC’s operations during fiscal year 2009. The purpose of this consolidation was to optimize the operational structure in each country in this geographic region to respond promptly to new customer demands and to enhance the effectiveness of its business by eliminating duplicative functions.

(4) Other

The Other geographic area includes China, Southeast Asia and Oceania. Sales in this geographic area decreased due to slower demand in office products during fiscal year 2010 as a result of the global financial crisis. Despite this decrease in sales in fiscal year 2010, Ricoh still believes that this geographic area will expand in the future. Accordingly, Ricoh continues to view this geographic area as strategically important not only as a production site but also as a potential market within which to increase future sales of its products. Consistent with such view, Ricoh completed the construction of Ricoh Manufacturing (Thailand) Ltd., a 100% owned subsidiary of the Company, during fiscal year 2010 and commenced operations to manufacture laser printers at such plant. Ricoh expects this new manufacturing plant will secure sufficient production capacity and reduce its dependence on its production facilities in China. In addition, Ricoh continues to strengthen its relationships with its customers in this geographic area by working closely with its regional sales network.

COMPETITION

The office equipment industry in which Ricoh primarily competes remains highly competitive and Ricoh continues to encounter intense competition in its Imaging and Solutions segment. Furthermore, competition in each of the product categories in the Imaging and Solutions segment is expected to increase in the future as Ricoh’s competitors enhance and expand their product and service offerings. For example, in response to the trend in the office equipment market towards digital networking systems and the shift in customers’ demands towards color products, Ricoh’s competitors are introducing a range of color products and digital networking systems, thereby increasing the level of competition in these products. This increase in competition may result in price reductions and decreases in profitability as well as market share in these products. Ricoh seeks to prevail over the intense competition in the office equipment market by providing customers with equipment that optimizes the TCO of such equipment and enhancing office productivity and efficiency. However, Ricoh cannot provide assurance that it will be able to compete successfully against existing or future competitors. Moreover, Ricoh may face competition from some of its current customers and companies with which Ricoh has strategic business relationships.

The size and number of our competitors vary across our product categories, as do the resources allocated by our competitors to the markets Ricoh targets. Ricoh’s competitors may have greater financial, personnel and other resources than Ricoh has in a particular market or overall. These competitors may have greater resources available to them to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns than Ricoh. Competitors may also adopt more aggressive pricing policies for their products and make more attractive offers to potential customers, employees and strategic partners. These competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

Despite the intense competition in the office equipment industry, Ricoh’s management believes that Ricoh will be able to maintain and enhance its position in the global market because of its experience, expertise and technical capabilities as a leading provider of office and production printing equipment, and dedication to meet customers’ needs.

SEASONALITY

Sales in the Imaging and Solutions segment generally increase in March of each year, which is the end of the fiscal year for most Japanese companies. This is due to the increase in demand for these products as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. However, the effect of this seasonality on a consolidated basis has customarily been minimal. For example, sales generated during the month of March due to this seasonality accounted for 13.8% of Ricoh’s sales in Japan for fiscal year 2010. However, the effect of this seasonality on a consolidated basis was minimal for fiscal year 2010, as only 5.0% of Ricoh’s total consolidated sales for fiscal year 2010 was generated from sales in Japan during the month of March.

SOURCES OF SUPPLY

Raw materials, parts and components used in the production of Ricoh’s products, such as plastics, rubber and chemicals are procured on a global basis. Prices of some raw materials that Ricoh uses fluctuate according to the market and prices of some parts and components that Ricoh uses fluctuate as well. Generally, Ricoh maintains multiple suppliers for the most significant categories of raw materials, parts and components to address such fluctuations. Because very few of the raw materials required by Ricoh in manufacturing its products can be procured in Japan, most of the raw materials used by Ricoh come from outside of Japan. Ricoh monitors the availability of raw materials on a regular basis to ensure that it will not encounter any shortages. Ricoh has not experienced any significant difficulty in obtaining the raw materials, parts and components necessary for it to manufacture its products and believes that it will be able to continue to obtain necessary raw materials, parts and components in sufficient quantities to meet its manufacturing needs in the future. A rise in crude oil prices may lead to an increase in the overall cost of procuring raw materials, parts and components. This is due to the fact that the cost of oil-based parts and components, the processing costs of raw materials and fuel costs of shipping and distributing such raw materials, parts and components may increase as a result of higher crude oil prices. However, Ricoh believes that it will be able to adequately manage the impact of any such price volatility in connection with the raw materials, parts and components that are required for the manufacturing of its products.

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

In addition, Ricoh has granted licenses and technical assistance to various companies located in and outside of Japan. In certain instances, Ricoh has entered into cross-licensing agreements with other major international electronics and electrical equipment manufacturers. None of these agreements are likely to materially affect Ricoh’s business or profitability. See Item 5.C. Patents and Licenses.

GOVERNMENT REGULATIONS

Ricoh’s business activities are subject to various government regulations in the various countries in which it operates, including regulations relating to business and investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls and recycling requirements. Ricoh is also subject to environmental regulations in the jurisdictions in which it operates, particularly those jurisdictions in which it has manufacturing, research or similar operations. These regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, product recycling, and soil and ground-water contamination. These regulations are imposed by the environmental regulatory agencies in the jurisdictions in which Ricoh conducts its operations. For example, in the United States these agencies are the United States Environmental Protection Agency and the State environmental regulatory agencies in the jurisdictions in which Ricoh conducts operations.

The products sold by Ricoh are increasingly subject to a variety of environmentally-related requirements in the markets in which it operates that restrict or prohibit the types of material that are used or present in the products, require manufacturers and distributors to “take back” and either dispose of or recycle products at the end of their useful life, and require or encourage increased energy efficiency. These product-related requirements are frequently accompanied by labeling requirements intended to inform customers about the presence or absence of certain materials in products, or provide information about the recyclability of the products. These requirements affect Ricoh’s global supply chain, since supplied components must meet the applicable requirements in order for Ricoh’s products to be in compliance. For example, environmental regulations which may affect Ricoh’s businesses in the European Union include (but are not limited to) the European Union Directive on Waste Electrical and Electronic Equipment (the “WEEE Directive”), the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the “RoHS Directive”), the European Union Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals (the “REACH Regulation”) and the European Union Directive on Energy-Using Products (the “EuP Directive,” also commonly known as Directive 2005/32/EC). Beginning in August 2005, the WEEE Directive, as enacted by individual European Union countries, made manufacturers or importers of electrical and electronic equipment in the European Union financially responsible for the collection, recycling, treatment, recovery and legitimate disposal of collected waste electrical and electronic equipment. The RoHS Directive prohibits the presence of more than specific concentrations of lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE) in electrical and electronic equipment that is to be sold in the European Union market from July 2006. The REACH Regulation entered into force in June 2007 and, among other things, requires the registration of chemical substances manufactured or used in products that are sold in the European Union. This regulation covers almost all forms of chemicals, and also imposes some requirements on “articles” (as defined in the REACH Regulation) manufactured in or imported into the European Union. The EuP Directive sets forth a framework for establishing eco-design requirements for energy-using products by systematically integrating environmental aspects at early stages of the product design. One of the important goals of the EuP Directive is to improve the overall environmental performance of products throughout their life-cycle. A variety of similar product-related environmental requirements have been or are expected to be enacted in other regions where Ricoh operates, including in the United States (including requirements established by individual States) and Asia. The scope of these requirements, including the types of equipment and materials covered and the nature and severity of the restrictions or prohibitions imposed, may expand as legislatures and regulators in the markets in which Ricoh operates review and amend these requirements.

While Ricoh’s businesses may be affected by various government regulations, Ricoh currently operates, and expects to continue operating, its business without significant difficulty in complying with applicable government regulations.

C. Organizational Structure

As of March 31, 2010, the Ricoh group includes the Company, 266 subsidiaries and 6 affiliates located worldwide.

The Company is the parent of the Ricoh group. The Company heads the R&D activities of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

The following is a list of the principal subsidiaries of the Company. None of the Company’s 6 affiliates are considered material affiliates of Ricoh.

Company Name	Country of Formation	Proportion of ownership interest	Main businesses
(Subsidiaries)
Ricoh Optical Industries Co., Ltd.	Japan	100.0	Manufacturing optical equipment
Tohoku Ricoh Co., Ltd.	Japan	100.0	Manufacturing office equipment
Ricoh Unitechno Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Elemex Corporation	Japan	100.0	Manufacturing and sales of office equipment and minuteness equipment
Ricoh Microelectronics Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Keiki Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Printing Systems, Ltd.	Japan	100.0	Manufacturing and sale of office equipment
Ricoh Tohoku Co., Ltd.	Japan	100.0	Sale of office equipment
Ricoh Chubu Co., Ltd.	Japan	100.0	Sale of office equipment
Ricoh Kansai Co., Ltd.	Japan	100.0	Sale of office equipment
Ricoh Chugoku Co., Ltd.	Japan	100.0	Sale of office equipment
Ricoh Kyushu Co., Ltd.	Japan	100.0	Sale of office equipment
Hokkaido Ricoh Co., Ltd.	Japan	100.0	Sale of office equipment
Ricoh Sales Co., Ltd.	Japan	100.0	Sale of office equipment
Ricoh Technosystems Co., Ltd.	Japan	100.0	Maintenance, service and sale of office equipment
Ricoh Logistics System Co., Ltd.	Japan	100.0	Logistics services and custom clearances
Ricoh Leasing Co., Ltd.	Japan	51.1	General leasing
Ricoh Electronics, Inc.	U.S.A.	100.0	Manufacturing office equipment and related supplies
Ricoh UK Products Ltd.	U.K.	100.0	Manufacturing office equipment
Ricoh Industrie France S.A.S.	France	100.0	Manufacturing office equipment and related supplies
Ricoh Asia Industry (Shenzhen) Ltd.	China	100.0	Manufacturing office equipment and related supplies
Shanghai Ricoh Digital Equipment Co., Ltd.	China	100.0	Manufacturing and sale of office equipment
Ricoh Manufacturing (Thailand) Ltd.	Thailand	100.0	Manufacturing office equipment
Ricoh Americas Corporation	U.S.A.	100.0	Sale of office equipment
InfoPrint Solutions Company, LLC	U.S.A.	95.9	Sale of office equipment
IKON Office Solutions, Inc.	U.S.A.	100.0	Sale of office equipment
Ricoh Europe Holdings PLC	U.K.	100.0	Sale of office equipment
Ricoh Asia Industry Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh Asia Pacific Pte Ltd	Singapore	100.0	Sale of office equipment
Ricoh China Co., Ltd.	China	100.0	Sale of office equipment
Ricoh Finance Nederland B.V.	Netherlands	100.0	Corporate finance
And 235 other subsidiaries
(Affiliates)
6 affiliates (none of which are material affiliates)

Notes:

(1)	Proportion of ownership interest includes indirect ownership.
(2)	Ricoh Leasing Co., Ltd. is the only subsidiary of the Company that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.

D. Property, Plant and Equipment

Ricoh manufactures its products primarily in fifteen plants in Japan and six plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. None of Ricoh’s plants are subject to any material environmental issues that may affect the extent to which Ricoh is able to utilize such plants. The following table gives certain information as of March 31, 2010 regarding the Company’s and its subsidiaries’ principal manufacturing and other facilities. With the exceptions of Shanghai Ricoh Digital Equipment Co., Ltd. and GR Advanced Materials Ltd., the manufacturing and other facilities listed below have floor space exceeding 10,000 square meters.

Name (Location)	Floor space	Principal activities and products manufactured
	(in thousands of square meters)
Japan:
Ricoh Company, Ltd.
Ohmori Plant (Tokyo)	54	Parts relating to copiers
Atsugi Plant (Kanagawa)	73	Office equipment and other products
Numazu Plant (Shizuoka)	122	Paper and toner
Ikeda Plant (Osaka)	27	Electronic devices
Hatano Plant (Kanagawa)	15	Printed circuit boards and electronic components
Fukui Plant (Fukui)	34	Papers and toner
Gotenba Plant (Shizuoka)	70	Office equipment
Yashiro Plant (Hyogo)	34	Electronic devices
Ricoh Technology Center (Kanagawa)	71	R&D
Head Office (Tokyo)	21	Head office and marketing of office equipment
Research & Development Center (Kanagawa)	17	R&D
System Center (Tokyo)	10	Information system center, marketing of office equipment and other business
Ginza Office (Tokyo)	11	Marketing of office equipment and other business
Shin-Yokohama office (Kanagawa)	40	Marketing of office equipment, other business and related services
Katsuta office (Ibaraki)	54	R&D of production printing products
Subsidiaries:
Ricoh Optical Industries Co., Ltd. (Iwate)	23	Photographic equipment
Tohoku Ricoh Co., Ltd. (Miyagi)	64	Office equipment, toner and parts relating to copiers and duplicators
Hasama Ricoh, Inc. (Miyagi)	14	Parts relating to copiers and data processing equipment
Ricoh Unitechno Co., Ltd. (Saitama)	18	Office equipment
Ricoh Elemex Corporation. (Aichi)	47	Office equipment and measuring equipment
Ricoh Microelectronics Co., Ltd. (Tottori)	12	Printed circuit boards and electronic components
Ricoh Keiki Co., Ltd. (Saga)	10	Printed circuit boards and parts relating to copiers
Ricoh Printing Systems, Ltd. (Ibaraki)	54	Printers and production printing products
Overseas:
Ricoh Electronics, Inc. (Irvine, Santa Ana and Tustin, California and Lawrenceville, Georgia, U.S.A.)	81	Copiers, parts relating to copiers, toner and thermal paper
Ricoh UK Products Ltd. (Telford, United Kingdom)	34	Copiers, parts relating to copiers and toner
Ricoh Industries France S.A.S. (Colmar, France)	42	Copiers, parts relating to copiers and thermal paper
Ricoh Asia Industry (Shenzhen) Ltd. (Shenzhen, China)	42	Copiers, parts relating to copiers, and toner
Ricoh Components Asia (Shenzhen) Co., Ltd. (Shenzhen, China)	35	Printed circuit boards and electronic components
Shanghai Ricoh Facsimile Co., Ltd (Shanghai, China)	27	Facsimile equipment
Ricoh Thermal Media (Wuxi) Co., Ltd. (Shenzhen, China)	25	Direct thermal paper and thermal transfer ribbon
Shanghai Ricoh Digital Equipment Co., Ltd. (Shanghai, China)	6	Copiers, facsimile equipment and parts relating to copiers
Ricoh Manufacturing (Thailand) Ltd. (Rayong, Thailand)	36	Printers and parts relating to printers
GR Advanced Materials Ltd. (Scotland, United Kingdom)	7	Supplies relating to duplicators

As discussed in this Item 4, Ricoh expects to complete during fiscal year 2011 the construction of a new building to expand the Ricoh Technology Center located in Kanagawa, Japan, which was established in 2005 as Ricoh’s main development center. The Ricoh Technology Center currently houses the copier and printer development division as well as the manufacturing technology division, and is engaged in elemental technology development, product design, product evaluation and developing manufacturing technology for state-of-the-art color products. With the expansion of the Ricoh Technology Center, Ricoh plans to relocate the software development department, the inkjet technology development department and the supply development department (responsible for developing toners and photoconductors) to improve its flexible cross-functional (inter-departmental) development structure and strengthen human resources development. By relocating and housing all of these development departments in one facility, Ricoh expects to enhance its product engineering capabilities and overall development efficiency. This construction is expected to be financed with internally generated funds.

Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investments in manufacturing facilities are being considered for its long-term success.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

Ricoh is engaged primarily in the development, manufacturing, sales and servicing of office automation equipment, such as PPCs/MFPs, laser printers, GELJET printers, production printing products and facsimile machines, as well as digital cameras, semiconductor devices and thermal media. Ricoh supports its office automation equipment business by offering customers various “solution” systems that work with personal computers and servers, network systems, application software and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh’s product support services include assisting customers in setting up their information technology environment or network administration. Ricoh also offers various supplies and peripheral products to be used with its products and systems.

Ricoh distributes its products and competes in the following four geographic areas: (1) Japan, (2) the Americas, (3) Europe and (4) Other, which includes China, Southeast Asia and Oceania. For additional information on Ricoh’s business, see Item 4.B. Information on the Company – Business Overview.

Because of the global nature of Ricoh’s operations, Ricoh’s results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Furthermore, competition in the businesses Ricoh operates has increased significantly and is likely to continue increasing in the future. The two most significant trends in the office equipment market continue to be the movement towards digital networking systems from stand-alone models and the shift in customers’ demands toward color products from monochrome products.

Historically, Ricoh’s revenues have been derived mainly from the manufacturing and sale of equipment (such as copiers and printers). In recent years, the key factor to achieve revenue growth has been the expansion of available product lines and areas of services to address the increase in customer demand for digitization, color printing and high volume printing, which became possible upon the introduction of printers with high-speed printing capabilities. Notwithstanding the effect of the current global economic downturn, Ricoh remains focused on achieving sustained growth in the current competitive environment. To achieve such growth, Ricoh has striven to broaden its revenue and earnings base by expanding available product lines and areas of service, and increasing the total copying or printing volume of its customers (which Ricoh refers to as “Building Total Document Volume”) and the amount of revenue per copy or printed page. More specifically, Ricoh’s strategies continue to include (1) introducing new color products at prices comparable to those of monochrome models to replace monochrome products, (2) expanding sales of high-speed models and (3) deploying printing solutions so that customers can optimize the total output costs of their copiers and printers. In support of such strategies, Ricoh continues to place a high priority on creating products that add value for customers in new ways (e.g., faster print speeds, easier network connectivity, enhanced user-friendliness and improved security features). To this end, while Ricoh’s total R&D expenditures decreased in fiscal year 2010 as compared to fiscal year 2009, Ricoh continued to reinforce its technological strengths during fiscal year 2010 by making targeted R&D investments to create new products and deliver new services that provide added value for its customers.

In addition, in order to increase sales of its products, Ricoh has been expanding its sales infrastructure in the Imaging and Solutions segment during the last few fiscal years primarily through various acquisitions, including the acquisition of the European sales and service companies of Danka Business Systems PLC and the acquisition of the U.S.-based IKON and its subsidiaries, who supply and service a wide range of office equipment in the U.S., Canada and the Western European markets.

To further strengthen its printing and copying business, Ricoh and IBM formed a joint venture company, InfoPrint Solutions Company, to enter into the production printing business in fiscal year 2008. At the time this company commenced its operations, Ricoh owned 51 percent of this company. Based on the agreement entered into with IBM, Ricoh’s ownership percentage is expected to gradually increase up to 100 percent by July 2010. As of March 31, 2010, Ricoh owned 95.9 percent of InfoPrint Solutions Company. Ricoh expects that this company will strengthen its capabilities in output solutions, including large volume production printing products.

Furthermore, Ricoh continues to steadily increase its operational efficiency through cost-cutting measures across its business units, which includes the reduction of production costs and the streamlining of its business structure, as well as supply chain management. As part of its strict cost management policy, Ricoh continues to analyze the cost structure of its products at the design phase for the purpose of minimizing production costs.

In terms of fiscal year 2010, Ricoh’s consolidated net sales decreased by 3.6% to ¥2,016.3 billion, from ¥2,091.6 billion for fiscal year 2009, due primarily to the decrease in net sales in all of its operating segments. This decrease was due mainly to the global economic downturn stemming from the global financial crisis and the debt crisis in Dubai and Greece, which caused a decrease in customer demand for Ricoh products as customers reduced their capital spending. The decrease in net sales was also attributable to the depreciation of the U.S. Dollar and the Euro against the Japanese Yen. While net sales generated by IKON, which became a consolidated subsidiary in fiscal year 2009 and whose financial figures were reflected for the full fiscal year for the first time in fiscal year 2010, contributed to overall net sales in the Americas for fiscal year 2010, such contribution was not sufficient to fully offset the decrease in net sales of Ricoh’s other businesses and the appreciation of the Japanese Yen. While cost of sales decreased by 3.5% for fiscal year 2010, such percentage decrease was less than the percentage decrease of net sales because Ricoh lowered the sales price for certain products to stimulate sales in the sluggish and competitive market, and Ricoh was not able to fully absorb certain fixed costs as a result of the decrease in production volume. As a result, gross profit decreased by 3.8% for fiscal year 2010 as compared to fiscal year 2009. In terms of selling, general and administrative expenses, the group-wide cost reduction efforts in Ricoh’s R&D, manufacturing and sales operations resulted in a significant decrease in such expenses and fully offset the increase in expenses incurred by IKON whose expenses were reflected for the full fiscal year for the first time in fiscal year 2010. Consequently, selling, general and administrative expenses decreased by 3.0% from fiscal year 2009. As a result, Ricoh’s operating income for fiscal year 2010 decreased by 11.5%, with operating income as a percentage of net sales decreasing from 3.6% to 3.3% as compared to fiscal year 2009.

KEY PERFORMANCE INDICATORS

The following table shows changes for the last three fiscal years in the key performance indicators that Ricoh’s management uses in assessing its performance. Ricoh’s management considers these indicators to be important in monitoring and evaluating its performance to meet the expectation of its shareholders.

	For the year ended March 31,
	2008	2009	2010
Net Sales (in billions of Yen)	2,219.9	2,091.6	2,016.3
Operating income to net sales ratio(1)	8.2%	3.6%	3.3%
Return on assets(2)	4.8%	0.3%	1.1%
Inventory turnover within months(3)	1.78	1.86	1.70
Interest-bearing debt (in billions of Yen)	384.3	779.1	684.4

Notes:

(1)	Operating income to net sales ratio = Operating income divided by net sales.
(2)	Return on assets = Net income divided by average total assets for the fiscal year.
(3)	Inventory turnover within months = Inventory divided by average monthly cost of sales.

In fiscal year 2010, Ricoh’s consolidated net sales decreased by 3.6% to ¥2,016.3 billion, from ¥2,091.6 billion for fiscal year 2009, due primarily to the decrease in net sales in all of its operating segments. Operating income to net sales ratio decreased by 0.3 percentage points to 3.3% from 3.6% for fiscal year 2009 due primarily to the decrease in operating income resulting from the decrease in net sales. Return on assets increased by 0.8 percentage points to 1.1% from 0.3% for fiscal year 2009 due mainly to an increase in net income and a decrease in assets such as account receivables and inventories. Inventory turnover within months improved and decreased by 0.16 points. Interest-bearing debt decreased by ¥94.7 billion as Ricoh repaid some of its outstanding interest-bearing debt by using the additional cash generated from operations as a result of various cost cutting efforts and applying additional cash and cash equivalents on hand.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements of Ricoh are prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, Ricoh evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different scenarios.

Ricoh considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgments and estimates on the part of management in its application. Ricoh believes that the following represent the critical accounting policies of the Company. For a summary of the significant accounting policies, including the critical accounting policies discussed below, see Note [2] to the Consolidated Financial Statements.

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

Most equipment sales require that Ricoh install the product. As such, revenue is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh’s product performance specifications. Other than installation, there are no customer acceptance clauses in Ricoh’s sales contracts.

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

Ricoh enters into contractual arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Allowance for Doubtful Receivables

Ricoh performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by Ricoh’s review of the customers’ credit information. Ricoh continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that Ricoh has identified. While such credit losses have historically been within Ricoh’s expectations and the provisions established, Ricoh cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of our customers could result in a material impact on Ricoh’s consolidated results of operation and financial position.

Pension Accounting

The total costs for employees’ severance payments and pension plans represented approximately 0.8%, 0.9% and 1.2% of Ricoh’s total costs and expenses for fiscal years 2008, 2009 and 2010, respectively. The amounts recognized in the consolidated financial statements relating to employees’ severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees’ severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service and other factors. Among these assumptions, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2010, Ricoh recognized and reflected in its consolidated balance sheets the funded status of its pension plans (equal to the difference between the fair value of plan assets and the projected benefit obligations) in the total amount of ¥140.5 billion.

For fiscal years 2008, 2009 and 2010, Ricoh used expected long-term rates of return on pension plan assets of 3.2%, 3.5% and 3.2%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 35%, 40%, 20% and 5% of the plan assets is projected to be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2010, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2008, 2009 and 2010 were approximately 6.4% (loss), 15.7% (loss) and 15.5% (gain), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumption, Ricoh’s weighted average discount rates for fiscal years 2008, 2009 and 2010 were 3.1%, 3.6% and 3.7%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh’s pension plans as of March 31, 2010.

Change in Assumption	Change in Pension Benefit Obligations	Change in Pre-Tax Pension Expenses
(Billions of Yen)
50 basis point increase / decrease in discount rate	– /+ ¥28.0	– /+ ¥2.4
50 basis point increase / decrease in expected return on assets	—	– /+ ¥1.5

Purchase Accounting

Ricoh accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of the acquisition at their respective estimated fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired, as well as the estimated life of each asset, can materially impact the net income of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. In determining the estimated fair value for intangible assets, Ricoh typically utilizes the income approach, which discounts the projected future net cash flow using an appropriate discount rate that reflects the risks associated with such projected future cash flow. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Intangible assets determined to have an indefinite useful life are reassessed periodically based on the factors prescribed in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 320 including, but not limited to, the expected use of the asset by us, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors.

Impairment of Long-Lived Assets and Goodwill

As of March 31, 2010, the aggregate of Ricoh’s property, goodwill and intangible assets was ¥657.5 billion, which accounted for 27.5% of Ricoh’s total consolidated assets. Ricoh believes that impairment of long-lived assets and goodwill are critical to Ricoh’s financial statements because the recoverability of the amounts or lack thereof, could significantly affect its results of operations.

Ricoh periodically reviews the carrying value of its goodwill for continued appropriateness. This review is based upon Ricoh’s projections of anticipated future cashflows and estimated fair value of the reporting units for which goodwill is assigned. Ricoh reviews long-lived assets and acquired intangible assets with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cashflows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

While Ricoh believes that its estimates of future cashflows are reasonable, different assumptions regarding such cashflows could materially affect Ricoh’s evaluations.

Ricoh completed its annual impairment assessment of goodwill and indefinite-lived intangible assets for the fiscal years 2009 and 2010 and determined that there were no reporting units with material amounts of goodwill that were at risk of failing step one. Accordingly, Ricoh concluded that no impairment charge was necessary for fiscal years 2009 and 2010.

Impairment of Securities

Individual securities classified as available-for-sale securities are reduced to their fair market value by a charge to income for declines in value that are not temporary. Factors considered in assessing whether an impairment other than a temporary impairment exists include: (1) the financial condition and near term prospects of the issuer and (2) the intent and ability of Ricoh to retain such investment for a period of time sufficient to allow for any anticipated recovery in market value. Ricoh believes that impairment of securities is critical for its financial statements because it holds significant amounts of securities, the recoverability of which or lack thereof, could significantly affect its results of operations.

Realizability of Deferred Tax Assets

Ricoh records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be recoverable. Ricoh considers future market conditions, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which Ricoh operates, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event Ricoh were to determine that Ricoh would not be able to recover any portion of Ricoh’s net deferred tax assets in the future, the unrecoverable portion of the deferred tax assets would be charged to earnings during the period in which such determination is made. Likewise, if Ricoh were to later determine that it is more likely than not that the net deferred tax assets would be recoverable, the previously recovered valuation allowance would be reversed. In order to recover its deferred tax assets, Ricoh must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located.

New Accounting Guidance Not Yet Adopted

In October 2009, the FASB issued ASU 2009-13. This ASU eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE) or third-party evidence (TPE) is unavailable. This ASU is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that adoption of this ASU will have on its consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU 2009-14. This ASU amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. It is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that adoption of this ASU will have on its consolidated results of operations and financial condition.

In December 2009, the FASB issued ASU 2009-16. This ASU eliminates the concept of a qualifying special-purpose entity, establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, removes the guaranteed mortgage securitization recharacterization provisions and requires additional disclosures. It is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods, and will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that adoption of this ASU will have on its consolidated results of operations and financial condition.

In December 2009, the FASB issued ASU 2009-17. This ASU requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods and earlier application is prohibited. It will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

A. Operating Results

The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

	Millions of Yen (except percentages)						Thousands of U.S. Dollars	% Change
	2008		2009		2010		2010(1)	2009	2010
Net sales
Products	¥1,292,228		¥1,027,694		¥964,564		$10,371,656	(20.5)	(6.1)
Post sales and rentals	817,230		955,490		952,676		10,243,828	16.9	(0.3)
Other revenue	110,531		108,512		99,097		1,065,559	(1.8)	(8.7)

Total	2,219,989	100.0%	2,091,696	100.0%	2,016,337	100.0%	21,681,043	(5.8)	(3.6)

Cost of sales
Products	855,852		710,892		681,986		7,333,183	(16.9)	(4.1)
Post sales and rentals	346,945		440,510		433,781		4,664,312	27.0	(1.5)
Other revenue	89,465		85,908		78,227		841,151	(4.0)	(8.9)

Total	1,292,262	58.2%	1,237,310	59.2%	1,193,994	59.2%	12,838,645	(4.3)	(3.5)

Gross profit	927,727	41.8%	854,386	40.8%	822,343	40.8%	8,842,398	(7.9)	(3.8)
Selling, general and administrative expenses	746,221	33.6%	779,850	37.2%	756,346	37.5%	8,132,753	4.5	(3.0)

Operating income	181,506	8.2%	74,536	3.6%	65,997	3.3%	709,645	(58.9)	(11.5)

Other (income) expenses:
Interest and dividend income	(6,341)		(5,227)		(3,472)		(37,333)
Interest expense	4,835		5,863		8,144		87,570
Foreign currency exchange loss, net	10,901		15,576		4,756		51,140
Loss on impairment of securities	142		26,837		169		1,817
Other, net	(2,700)		549		(1,124)		(12,086)

Total	6,837	0.3%	43,597	2.0%	8,473	0.4%	91,108	537.7	(80.6)

Income before income taxes and equity in earnings of affiliates	174,669	7.9%	30,939	1.5%	57,524	2.9%	618,538	(82.3)	85.9

Provision for income taxes:	63,396	2.9%	22,158	1.1%	27,678	1.4%	297,613	(65.0)	24.9

Equity in earnings of affiliates	1,247		71		6		65

Consolidated net income	112,520	5.0%	8,852	0.4%	29,852	1.5%	320,989	(93.9)	237.2

Net income attributable to noncontrolling interests	6,057	0.3%	2,322	0.1%	1,979	0.1%	21,280	(61.6)	(14.8)

Net income attributable to Ricoh Company, Ltd.	106,463	4.8%	6,530	0.3%	27,873	1.4%	299,710	(93.9)	326.8

	YEN							Change
Reference: Exchange Rates*	2008		2009		2010			2009	2010
US$ 1	¥114.40		¥100.55		¥92.91			¥(13.85)	¥(7.64)
EURO 1	¥161.69		¥143.74		¥131.21			¥(17.95)	¥(12.53)
*	These rates are the annual average exchange rate calculated by Ricoh using the daily average TTM rates published by The Bank of Tokyo-Mitsubishi UFJ, Ltd. These rates are used when consolidating the financial results of Ricoh’s overseas subsidiaries with those of the Company.

Note:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2010,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2010, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥93 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2010.

SALES BY PRODUCT

	Millions of Yen (except for percentages)						Thousands of U.S. Dollars	% Change
	2008		2009		2010		2010(1)	2009	2010
Imaging and Solutions
Imaging Solutions	¥1,709,491	77.0%	¥1,598,614	76.4%	¥1,516,172	75.2%	$16,302,925	(6.5)	(5.2)
Network System Solutions	200,082	9.0	234,484	11.2	274,071	13.6	2,947,000	17.2	16.9
Industrial Products	144,340	6.5	115,550	5.5	101,692	5.0	1,093,462	(19.9)	(12.0)
Other	166,076	7.5	143,048	6.9	124,402	6.2	1,337,656	(13.9)	(13.0)

Total	¥2,219,989	100.0%	¥2,091,696	100.0%	¥2,016,337	100.0%	$21,681,043	(5.8)	(3.6)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2010,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2010, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥93 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2010.
(2)	The above consolidated financial data set forth net sales to external customers by product.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net sales. Consolidated net sales of Ricoh for fiscal year 2010 decreased by 3.6% (or ¥75.3 billion) to ¥2,016.3 billion from ¥2,091.6 billion for fiscal year 2009. For fiscal year 2010, Ricoh recorded a decrease in net sales in all of its operating segments. This decrease was due primarily to the decrease in customer demand for Ricoh products resulting from the global economic downturn stemming from the global financial crisis and the debt crisis in Dubai and Greece.

More specifically, the 3.6% decrease was due primarily to the 6.1% decrease in sale of products, the 0.3% decrease in sale of post sales and rentals, and the 8.7% decrease in sales of other revenue.

The net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen also adversely affected Ricoh’s consolidated net sales in fiscal year 2010 as compared to fiscal year 2009 in Japanese Yen. Had the foreign currency exchange rates remained the same as in fiscal year 2009, Ricoh’s consolidated net sales would have increased by 1.1%.

In addition, while net sales generated by IKON contributed to net sales during fiscal year 2010, since fiscal year 2010 was the first fiscal year in which IKON’s results were consolidated into Ricoh’s financials for a full fiscal period, the contribution made by IKON was not sufficient to fully offset the decrease in Ricoh’s net sales. Had IKON’s contribution to net sales been reflected for the same period as in fiscal year 2009 (which was for the period of five months from November to March), Ricoh’s consolidated net sales would have decreased by 10.4%.

Products. The 6.1% decrease in net sales derived from products was due primarily to the decrease in net sales of PPCs/MFPs and laser printers resulting primarily from the decrease in capital spending by customers in light of the global economic downturn which started with the global financial crisis and has been prolonged by the debt crisis in Dubai and Greece, and the appreciation of the Japanese Yen. In light of such situation, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which also contributed to the decrease in net sales. Despite such economic environment, Ricoh continued to introduce new product models with advanced features during fiscal year 2010 and Ricoh recorded an increase in the number of color MFP units sold as such products were favorably received by customers who wished to expand their office digital color networking capacity and enhance the security features of their office equipment. While net sales generated by products sold by IKON contributed to net sales during fiscal year 2010, since fiscal year 2010 was the first fiscal year in which IKON’s results were consolidated into Ricoh’s financials for a full fiscal period, the contribution made by IKON was not sufficient to fully offset the decrease in Ricoh’s net sales of PPCs/MFPs and laser printers. Had IKON’s contribution to net sales in products been reflected for the same period as in fiscal year 2009 (which was for the period of five months from November to March), Ricoh’s consolidated net sales of products would have decreased by 15.2%.

Post sales and rentals. Net sales derived from post sale services and rentals of equipment decreased 0.3% as compared to the previous fiscal year due primarily to a decrease in sales of post sale services, such as maintenance services, as well as a decrease in sales of supplies for PPCs/MFPs, laser printers and GELJET printers. This decrease in sales of post sale services and supplies was due primarily to the decrease in net sales of PPCs/MFPs and laser printers. Customers’ decisions to reduce capital investments in office equipment and decrease printing costs by reducing the volume of color printing, which decreased sales of value-added supplies for color products, also decreased net sales of post sale services and supplies. While sales in the network solutions business, such as support services that assist customers establish networked and secured environments in connection with Ricoh’s imaging solutions products, solution software and IKON’s document outsourcing services (such as on-site printing services), contributed to the sales of post sales and rentals, the contribution made by such sales in the network solutions business was not sufficient to fully absorb the decrease in sales of post sale services and supplies. Had IKON’s contribution to net sales in post sales and rentals been reflected for the same period as in fiscal year 2009 (which was for the period of five months from November to March), Ricoh’s consolidated net sales of post sales and rentals would have decreased by 5.3%.

Other revenue. Net sales derived from other sources (such as financing and logistics) decreased 8.7% as compared to the previous fiscal year due mainly to decreased net sales from financing services. Net sales from financing services decreased as leasing volume decreased during fiscal year 2010 due mainly to the decline in corporate demand for capital investments as a result of the economic downturn in Japan.

Cost of sales. Consolidated cost of sales for fiscal year 2010 decreased by 3.5% (or ¥43.3 billion) to ¥1,193.9 billion from ¥1,237.3 billion for fiscal year 2009. This decrease was due primarily to the decrease in sales of products as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Products. Cost of sales derived from products decreased by 4.1% due primarily to the decrease in sales of products as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. In addition, the reduction of production volume due to the decreased demand resulted in Ricoh not being able to fully absorb certain fixed costs.

Post sales and rentals. Cost of sales derived from post sale services and rentals of equipment decreased by 1.5% due primarily to the decrease in sales from post sale services, such as maintenance services, as well as a decrease in sales of supplies for PPCs/MFPs, laser printers and GELJET printers.

Other revenue. Cost of sales derived from other sources (such as financing and logistics) decreased by 8.9% due mainly to decreased net sales from financing services, which decreased in line with the decrease in sales of products.

Gross profit. Consolidated gross profit for fiscal year 2010 decreased by 3.8% (or ¥32.0 billion) to ¥822.3 billion from ¥854.3 billion for fiscal year 2009. This decrease in gross profit primarily reflects the decrease in net sales in Ricoh’s operating segments as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Selling, general and administrative expenses. Consolidated selling, general and administrative expenses for fiscal year 2010 decreased by 3.0% (or ¥23.5 billion) to ¥756.3 billion from ¥779.8 billion for fiscal year 2009. This decrease was primarily due to group-wide cost reduction efforts in R&D, manufacturing and sales operations　(which decreased selling, general and administrative expenses by ¥54.0 billion as compared to fiscal year 2009) as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen (which decreased selling, general and administrative expenses by ¥32.1 billion as compared to fiscal year 2009). Such decreases fully offset the increase in expenses that resulted from reflecting a full fiscal year of expenses incurred by IKON for the first time (which increased selling, general and administrative expenses by ¥68.8 billion as compared to fiscal year 2009).

Operating income. Consolidated operating income for fiscal year 2010 decreased by 11.5% (or ¥8.5 billion) to ¥65.9 billion from ¥74.5 billion for fiscal year 2009. Operating income as a percentage of net sales decreased by 0.3 percentage points from 3.6% for fiscal year 2009 to 3.3% for fiscal year 2010. This decrease in operating income compared to fiscal year 2009 was due primarily to the decrease in gross profit resulting from the decrease in net sales, which was partially offset by the decrease in selling, general and administrative expenses, as group-wide cost reduction efforts in R&D, manufacturing and sales operations contributed to a decline in such expenses.

Interest and dividend income. Consolidated interest and dividend income for fiscal year 2010 decreased by ¥1.7 billion to ¥3.4 billion from ¥5.2 billion for fiscal year 2009. This decrease in interest and dividend income was attributable to lower interest rates reflecting the adverse financial market conditions on a global basis.

Interest expense. Consolidated interest expense for fiscal year 2010 increased by ¥2.2 billion to ¥8.1 billion from ¥5.8 billion for fiscal year 2009. This increase in interest expense reflected the increase in the average outstanding amount of interest-bearing debt that Ricoh borrowed from third parties in fiscal year 2010.

Foreign currency exchange loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for fiscal year 2010 decreased by ¥10.8 billion to ¥4.7 billion from ¥15.5 billion for fiscal year 2009. This decrease was primarily due to the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. For additional information on Ricoh’s foreign exchange hedging activities, see Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Loss on impairment of securities. Consolidated loss on impairment of securities for fiscal year 2010 decreased by ¥26.6 billion to ¥0.1 billion from ¥26.8 billion for fiscal year 2009. This decrease in loss on impairment of securities was attributable to the lower volatility in the stock markets as compared to fiscal year 2009.

Other, net. Consolidated other, net included in other (income) expenses changed to an income of ¥1.1 billion for fiscal year 2010 from a loss of ¥0.5 billion for fiscal year 2009.

Provision for income taxes. Total consolidated provision for income taxes for fiscal year 2010 increased by ¥5.5 billion to ¥27.6 billion from ¥22.1 billion for fiscal year 2009. The effective tax rate was 48.1% for fiscal year 2010 compared to 71.6% for fiscal year 2009. The effective tax rate was higher than the Japanese statutory tax rate of approximately 40% due primarily to the fact that a recognition of valuation allowance for deferred tax assets resulted from uncertainty about certain consolidated subsidiaries’ ability to earn taxable income in future fiscal years. The effective tax rate of 48.1% in fiscal year 2010 was approximately 24 percentage points lower than the effective tax rate of 71.6% in fiscal year 2009. This decrease in the effective tax rate was due mainly to the decrease in tax benefit not recognized on operating losses of certain consolidated subsidiaries. See Note [8] to the Consolidated Financial Statements for additional information.

Equity in earnings of affiliates. Consolidated equity in earnings of affiliates for fiscal year 2010 decreased by ¥65 million to ¥6 million from ¥71 million for fiscal year 2009. See Note [6] to the Consolidated Financial Statements for additional information.

Net income attributable to noncontrolling interests. Consolidated net income attributable to noncontrolling interests for fiscal year 2010 decreased by ¥0.3 billion to ¥1.9 billion from ¥2.3 billion for fiscal year 2009. This decrease was due primarily to the lower performance of Ricoh Leasing Co., Ltd. for fiscal year 2010.

Operating Segments

	Millions of Yen (except for percentages)				Thousands of U.S. Dollars	% Change
	2009		2010		2010(1)
Imaging and Solutions
Net sales	¥1,833,098	100.0%	¥1,790,243	100.0%	$19,249,925	(2.3)
Operating expenses	1,687,732	92.1%	1,649,820	92.2%	17,740,000	(2.2)
Operating income	¥145,366	7.9%	¥140,423	7.8%	$1,509,925	(3.4)
Industrial Products
Net sales	¥119,671	100.0%	¥106,128	100.0%	$1,141,161	(11.3)
Operating expenses	124,597	104.1	107,483	101.3	1,155,731	(13.7)
Operating income (loss)	¥(4,926)	(4.1)%	¥(1,355)	(1.3)%	$(14,570)	—
Other
Net sales	¥143,048	100.0%	¥124,402	100.0%	$1,337,656	(13.0)
Operating expenses	142,690	99.7	127,849	102.8	1,374,720	(10.4)
Operating income	¥358	0.3%	¥(3,447)	(2.8)%	$(37,065)	—
Corporate and Elimination
Net sales	¥(4,121)		¥(4,436)		$(47,699)
Operating expenses	62,141		65,188		700,946
Operating income (loss)	¥(66,262)		¥(69,624)		$(748,645)
Consolidated
Net sales	¥2,091,696	100.0%	¥2,016,337	100.0%	$21,681,043	(3.6)
Operating expenses	2,017,160	96.4	1,950,340	96.7	20,971,398	(3.3)
Operating income	¥74,536	3.6%	¥65,997	3.3%	$709,645	(11.5)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2010,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2010, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥93 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2010.
(2)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging and Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging and Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the consolidated net sales figure for the Imaging and Solutions operating segment set forth in the above table is the aggregate of the sales figures for the Imaging Solutions product category and the Network System Solutions product category set forth in the “SALES BY PRODUCT” table included under Item 5.A. Operating Results.

Consolidated net sales of Ricoh for fiscal year 2010 decreased by 3.6% (or ¥75.3 billion) to ¥2,016.3 billion from ¥2,091.6 billion for fiscal year 2009.

This 3.6% percent decrease was due primarily to the 2.3% decrease in sales in the Imaging and Solutions segment, which accounted for 88.8% of consolidated net sales. The 2.3% decrease in sales in the Imaging and Solutions segment was in turn due primarily to the 5.2% decrease in sales in the Imaging Solutions product category, which accounted for 75.2% of consolidated net sales. The 5.2% decrease in sales in the Imaging Solutions product category was partially offset by the 16.9% increase in net sales in the Network System Solutions product category.

Imaging and Solutions

Net sales in the Imaging and Solutions segment for fiscal year 2010 decreased by 2.3% (or ¥42.8 billion) to ¥1,790.2 billion from ¥1,833.0 billion for fiscal year 2009. This decrease was due primarily to lower sales generated in the Imaging Solutions product category.

More specifically, sales in the Imaging Solutions product category for fiscal year 2010 decreased by 5.2% (or ¥82.4 billion) to ¥1,516.1 billion from ¥1,598.6 billion for fiscal year 2009. This decrease was due primarily to the decrease in net sales of PPCs/MFPs and laser printers, and the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. The decrease in net sales of PPCs/MFPs and laser printers was due primarily to the decrease in customer demand for Ricoh products resulting from the global economic downturn as well as customers’ decisions to decrease printing costs by reducing the volume of color printing, which decreased sales of value-added supplies for color products. While net sales generated by IKON, which became a consolidated subsidiary in fiscal year 2009 and whose financial figures were reflected for the full fiscal year for the first time in fiscal year 2010, contributed to overall net sales in the Imaging Solutions product category for fiscal year 2010, the contribution made by IKON to net sales was not sufficient to fully offset the decrease in net sales of PPCs/MFPs and laser printers resulting from the global economic downturn and the decrease in customer demand for PPCs/MFPs and laser printers. In addition, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales. Had IKON’s contribution to net sales in the Imaging Solutions product category been reflected for the same period as in fiscal year 2009 (which was for the period of five months from November to March), net sales in this product category would have decreased by 11.9%.

Sales in the Network System Solutions product category for fiscal year 2010 increased by 16.9% (or ¥39.5 billion) to ¥274.0 billion from ¥234.4 billion for fiscal year 2009. Sales in the solutions business, such as support services that assist customers establish networked environments using Ricoh’s imaging solutions products and software solutions to optimize total printing costs, continued to increase in the overseas markets in fiscal year 2010. Sales in the solutions business increased because customers sought products that streamlined the process of document scanning, indexing and distribution by integrating hardware and software. In addition, net sales generated by IKON, which became a consolidated subsidiary in fiscal year 2009 and whose financial figures were reflected for the full fiscal year for the first time in fiscal year 2010, contributed to the increase in sales in this product category. Had IKON’s contribution to net sales in the Network System Solutions product category been reflected for the same period as in fiscal year 2009 (which was for the period of five months from November to March), net sales in this category would have increased by 2.6%.

Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging and Solutions segment would have increased by 2.8% (or ¥51.2 billion) for fiscal year 2010 as compared to fiscal year 2009.

For fiscal year 2010, the cost of sales in the Imaging and Solutions segment decreased due primarily to the decrease in net sales and the net effect of the appreciation of the Japanese Yen in relation to the U.S. Dollar and the Euro. In addition, because Ricoh reduced its production volume in response to the decrease in demand, Ricoh was not able to fully absorb certain fixed costs. Due to group-wide cost reduction efforts in R&D, manufacturing and sales operations as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen, Ricoh’s selling, general and administrative expenses decreased. Such decrease fully offset the increase in expenses that resulted from reflecting a full fiscal year of expenses incurred by IKON for the first time. As a result, operating expenses in the Imaging and Solutions segment for fiscal year 2010 decreased by 2.2% (or ¥37.9 billion) to ¥1,649.8 billion from ¥1,687.7 billion for fiscal year 2009.

As a result of the above, operating income for the Imaging and Solutions segment for fiscal year 2010 decreased by 3.4% (or ¥4.9 billion) to ¥140.4 billion from ¥145.3 billion for fiscal year 2009.

Industrial Products

Net sales in the Industrial Products segment for fiscal year 2010 decreased by 11.3% (or ¥13.5 billion) to ¥106.1 billion from ¥119.6 billion for fiscal year 2009. This decrease was due primarily to the decrease in sales of semiconductor devices, thermal media and electronic components, which experienced a decline in demand due primarily to the global economic downturn.

Operating expenses in this segment for fiscal year 2010, decreased by 13.7% (or ¥17.1 billion) to ¥107.4 billion from ¥124.5 billion for fiscal year 2009. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses decreased slightly due mainly to the decrease in net sales and in ongoing operating expenditures as a result of the group-wide cost reduction efforts.

As a result of the above, operating loss for the Industrial Products segment for fiscal year 2010 decreased by ¥3.5 billion to ¥1.3 billion from ¥4.9 billion for fiscal year 2009.

Other

Net sales in the Other segment for fiscal year 2010 decreased by 13.0% (or ¥18.6 billion) to ¥124.4 billion from ¥143.0 billion for fiscal year 2009. During fiscal year 2010, sales of digital cameras decreased due primarily to weak demand for new digital camera products that Ricoh introduced. In addition, net sales from the financing business conducted by Ricoh Leasing Co., Ltd. decreased as leasing volume decreased during fiscal year 2010. Such decrease was due mainly to the decline in corporate demand for capital investments as a result of the economic downturn in Japan.

Operating expenses in this segment for fiscal year 2010 decreased by 10.4% (or ¥14.8 billion) to ¥127.8 billion from ¥142.6 billion for fiscal year 2009. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses decreased slightly due mainly to the decrease in net sales and in ongoing operating expenditures as a result of the group-wide cost reduction efforts.

As a result of the above, operating income(loss) for the Other segment for fiscal year 2010 decreased by ¥3.8 billion to an operating loss of ¥3.4 billion as compared to an operating income of ¥0.3 billion for fiscal year 2009.

Geographic Segments by Geographic Origin

	Millions of Yen (except for percentages)				Thousands of U.S. Dollars	% Change
	2009		2010		2010(1)
Japan
Net sales	¥1,393,196	100.0%	¥1,273,437	100.0%	$13,692,871	(8.6)
Operating expenses	1,331,638	95.6	1,240,361	97.4	13,337,215	(6.9)
Operating income	¥61,558	4.4%	¥33,076	2.6%	$355,656	(46.3)
The Americas
Net sales	¥506,789	100.0%	¥560,021	100.0%	$6,021,731	10.5
Operating expenses	532,734	105.1	571,884	102.1	6,149,290	7.3
Operating income (loss)	¥(25,945)	(5.1)%	¥(11,863)	(2.1)%	$(127,559)	—
Europe
Net sales	¥523,539	100.0%	¥463,013	100.0%	$4,978,634	(11.6)
Operating expenses	504,116	96.3	432,822	93.5	4,654,000	(14.1)
Operating income	¥19,423	3.7%	¥30,191	6.5%	$324,634	55.4
Other
Net sales	¥265,644	100.0%	¥245,987	100.0%	$2,645,022	(7.4)
Operating expenses	252,951	95.2	231,646	94.2	2,490,817	(8.4)
Operating income	¥12,693	4.8%	¥14,341	5.8%	$154,204	13.0
Corporate and Elimination
Net sales	¥(597,472)		¥(526,121)		$(5,657,215)
Operating expenses	(604,279)		(526,373)		(5,659,925)
Operating income	¥6,807		¥252		$2,710
Consolidated
Net sales	¥2,091,696	100.0%	¥2,016,337	100.0%	$21,681,043	(3.6)
Operating expenses	2,017,160	96.4	1,950,340	96.7	20,971,398	(3.3)
Operating income	¥74,536	3.6%	¥65,997	3.3%	$709,645	(11.5)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2010,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2010, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥93 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2010.
(2)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic segment by geographic origin, include both transactions with external customers as well as intersegment transactions.

Japan

Sales in Japan for fiscal year 2010 decreased by 8.6% (or ¥119.7 billion) to ¥1,273.4 billion from ¥1,393.1 billion for fiscal year 2009. This decrease was due primarily to the decrease in net sales of PPCs/MFPs and laser printers, and the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. The decrease in net sales of PPCs/MFPs and laser printers was due primarily to the decrease in customer demand for Ricoh products resulting from the global economic downturn as well as customers’ decisions to decrease printing costs by reducing the volume of color printing, which decreased sales of value-added supplies for color products. Decreased sales of semiconductor devices as well as digital cameras also contributed to the overall decrease in sales in Japan. Furthermore, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales.

Operating expenses in Japan for fiscal year 2010 decreased by 6.9% (or ¥91.2 billion) to ¥ 1,240.3 billion from ¥1,331.6 billion for fiscal year 2009. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses also decreased due mainly to the decrease in net sales and in ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts.

As a result of the above, operating income for fiscal year 2010 decreased by 46.3% (or ¥28.4 billion) to ¥33.0 billion from ¥61.5 billion for fiscal year 2009.

The Americas

Net sales in the Americas for fiscal year 2010 increased by 10.5% (or ¥53.2 billion) to ¥560.0 billion from ¥506.7 billion for fiscal year 2009. Despite sluggish economic conditions in the Americas due to the economic downturn in the United States and the net effect of the depreciation of the U.S. Dollar relative to the Japanese Yen, Ricoh recorded increased sales of value-added color PPCs/MFPs, production printing products and network system solutions in the Americas for fiscal year 2010. This increase in sales was due mainly to the fact that net sales generated by IKON for the full fiscal year was consolidated into net sales in the Americas, as IKON became a consolidated subsidiary during fiscal year 2009. Had IKON’s contribution to net sales in the Americas been reflected for the same period as in fiscal year 2009 (which was for the period of five months from November to March), net sales in the Americas for fiscal year 2010 would have decreased by 13.6%.

Operating expenses in the Americas for fiscal year 2010 increased by 7.3% (or ¥39.1 billion) to ¥571.8 billion from ¥532.7 billion for fiscal year 2009. While the consolidation of expenses of IKON contributed to the increase in operating expenses in the Americas, overall operating expenses increased at a lower percentage of increase than the increase in net sales due primarily to the decrease in ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts.

As a result of the above, operating loss for fiscal year 2010 decreased by ¥14.0 billion to ¥11.8 billion from ¥25.9 billion for fiscal year 2009.

Europe

Sales in Europe for fiscal year 2010 decreased by 11.6% (or ¥60.5 billion) to ¥463.0 billion from ¥523.5 billion for fiscal year 2009. This decrease in sales was due primarily to a decrease in sales of PPCs/MFPs and laser printers reflecting a decrease in demand for such products as a result of the global financial crisis, the debt crisis in Dubai and Greece and the net effect of the depreciation of the Euro relative to the Japanese Yen. Although net sales generated by IKON, which became a consolidated subsidiary in fiscal year 2009 and whose financial figures were reflected for the full fiscal year for the first time in fiscal year 2010, contributed to net sales in Europe and Ricoh continued to introduce new products that met customer demand, such factors were not sufficient to fully offset the decrease in overall demand for Ricoh products resulting from the global economic downturn stemming from the global financial crisis. In addition, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales. Had IKON’s contribution to Europe been reflected for the same period as in fiscal year 2009 (which was for the period of five months from November to March), net sales in Europe for fiscal year 2010 would have decreased by 15.3%.

Operating expenses in Europe for fiscal year 2010 decreased by 14.1% (or ¥71.2 billion) to ¥432.8 billion from ¥504.1 billion for fiscal year 2009. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses also decreased at a higher percentage of decrease than the decrease in net sales due mainly to the decrease in net sales and in ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts.

As a result of the above, operating income for fiscal year 2010 increased by 55.4% (or ¥10.7 billion) to ¥30.1 billion from ¥19.4 billion for fiscal year 2009.

Other

Net sales in the Other geographic segment, which includes China, Southeast Asia and Oceania, decreased for fiscal year 2010 by 7.4% (or ¥19.6 billion) to ¥245.9 billion from ¥265.6 billion for fiscal year 2009. This decrease was due primarily to the decrease in exports to other geographic segments, reflecting decreased demand for Ricoh’s products resulting from the global economic downturn stemming from the global financial crisis.

Operating expenses in the Others geographic segment for fiscal year 2010 decreased by 8.4% (or ¥21.3 billion) to ¥231.6 billion from ¥252.9 billion for fiscal year 2009. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in exports to other geographic segments. Selling, general and administrative expenses also decreased at a higher percentage of decrease than the decrease in net sales due mainly to the decrease in net sales and in ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts.

As a result of the above, operating income for fiscal year 2010 increased by 13.0% (or ¥1.6 billion) to ¥14.3 billion from ¥12.6 billion for fiscal year 2009.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net sales. Consolidated net sales of Ricoh for fiscal year 2009 decreased by 5.8% (or ¥128.3 billion) to ¥2,091.6 billion from ¥2,219.9 billion for fiscal year 2008. For fiscal year 2009, Ricoh recorded a decrease in net sales in all of its operating segments. This decrease was due primarily to the decrease in customer demand for Ricoh products resulting from the global economic recession stemming from the global financial crisis.

More specifically, the 5.8% decrease was due primarily to the 20.5% decrease in sale of products, which was partially offset by an increase in sale of post sale services.

The net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen also adversely affected Ricoh’s consolidated net sales in fiscal year 2009 as compared to fiscal year 2008 in Japanese Yen. Had the foreign currency exchange rates remained the same as in fiscal year 2008, Ricoh’s consolidated net sales would have increased by 1.1%.

In addition, while net sales generated by IKON, which became a consolidated subsidiary in fiscal year 2009 (whose net sales were reflected for the five month period of November to March), as well as InfoPrint Solutions Company, which became a consolidated subsidiary in fiscal year 2008 (whose net sales were reflected for the full fiscal year for the first time), contributed to the increase in overall net sales during fiscal year 2009, such increase was not sufficient to fully offset the decrease in Ricoh’s overall net sales. Had the contributions made by IKON to net sales not been reflected and the contributions of InfoPrint Solutions Company been reflected for the same period as in fiscal year 2008 (which was for the period of five months from April to August), Ricoh’s consolidated net sales would have decreased by 13.5%.

Products. The 20.5% decrease in net sales derived from products was due primarily to the decrease in net sales of PPCs/MFPs and laser printers resulting primarily from the sharp decrease in capital spending by customers due to the global economic recession which started with the global financial crisis, and the appreciation of the Japanese Yen. In addition, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales. Despite such environment, Ricoh continued to introduce new product models with advanced features during fiscal year 2009 and Ricoh recorded an increase in the number of color MFP units sold as such products were favorably received by customers who wished to expand their office digital color networking capacity. While net sales generated by products sold by IKON and InfoPrint Solutions Company during fiscal year 2009 contributed to net sales, such increase was not sufficient to fully offset the decrease in net sales of PPCs/MFPs and laser printers.

Post sales and rentals. Net sales derived from post sale services and rentals of equipment increased 16.9% compared to the previous fiscal year due primarily to an increase in sales from post sale services, such as maintenance services, as well as an increase in sales of supplies for PPCs/MFPs, laser printers and GELJET printers. This increase in sales of post sale services and supplies was generated primarily by the increase in the number of equipment in operation (commonly known as machines-in-field, which include new equipment) and the increase in sales of value-added supplies for color products (as opposed to monochrome products). In addition, sales in the network solutions business, such as support services that assist customers establish networked environments in connection with Ricoh’s imaging solutions products, solution software and IKON’s document outsourcing services (such as on-site printing services), also contributed to the increase in sales of post sales and rentals.

Other revenue. Net sales derived from other sources (such as financing and logistics) decreased mainly due to decreased net sales from financing services, which decreased as sales of products decreased.

Cost of sales. Consolidated cost of sales for fiscal year 2009 decreased by 4.3% (or ¥54.9 billion) to ¥1,237.3 billion from ¥1,292.2 billion for fiscal year 2008. This decrease was due primarily to the decrease in sales of products as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Products. Cost of sales derived from products decreased by 16.9% due primarily to the decrease in sales of products as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. In addition, because Ricoh reduced its production volume in response to the decrease in demand, Ricoh was not able to fully absorb certain fixed costs.

Post sales and rentals. Cost of sales derived from post sale services and rentals of equipment increased by 26.9% due primarily to the increase in sales from post sale services, such as maintenance services, as well as an increase in sales of supplies for PPCs/MFPs, laser printers and GELJET printers.

Other revenue. Cost of sales derived from other sources (such as financing and logistics) decreased by 3.9% due mainly to decreased net sales from financing services, which decreased as sales of products decreased.

          Gross profit. Consolidated gross profit for fiscal year 2009 decreased by 7.9% (or ¥73.3 billion) to ¥854.3 billion from ¥927.7 billion for fiscal year 2008. This decrease in gross profit primarily reflects the decrease in net sales in Ricoh’s operating segments as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. In addition, net sales decreased at a higher percentage rate than cost of sales due to the fact that Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, and Ricoh was not able to fully absorb certain fixed costs as a result of the decrease in production volume.

Selling, general and administrative expenses. Consolidated selling, general and administrative expenses for fiscal year 2009, increased by 4.5% (or ¥33.6 billion) to ¥779.8 billion from ¥746.2 billion for fiscal year 2008. While group-wide cost reduction efforts partially decreased ongoing operating expenditures, Ricoh incurred additional strategic expenses in connection with its efforts to (1) enhance its sales and service structures, such as through the IKON acquisition, (2) expand its production printing business and (3) make structural changes aimed at improving its operational efficiency on a worldwide basis of all aspects of its R&D, manufacturing and sales operations. Fiscal year 2009 was also the first year in which selling, general and administrative expenses of IKON (for part of the fiscal year) and InfoPrint Solutions Company (for the full fiscal year) were reflected in Ricoh’s consolidated financial statements, which contributed to the increase in selling, general and administrative expenses by ¥72.8 billion. Ricoh invested ¥124.4 billion in R&D activity during fiscal year 2009 (which was ¥1.6 billion less than fiscal year 2008) for purposes of developing PPCs/MFPs, laser printers, GELJET printers and production printing products with new capabilities to maintain Ricoh’s large market share position in these products in the current competitive marketplace. While the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen resulted in a decrease in selling, general and administrative expenses of approximately ¥49.9 billion, and the R&D expenses decreased by ¥1.6 billion as mentioned above, such decreases were not sufficient to fully offset the various items discussed above that increased selling, general and administrative expenses.

Operating income. Consolidated operating income for fiscal year 2009 decreased by 58.9% (or ¥106.9 billion) to ¥74.5 billion from ¥181.5 billion for fiscal year 2008. Operating income as a percentage of net sales decreased by 4.6 percentage points from 8.2% for fiscal year 2008 to 3.6% for fiscal year 2009. This significant decrease in operating income compared to fiscal year 2008 was due primarily to the decrease in gross profit resulting from the decrease in net sales and to the increase in selling, general and administrative expenses, as Ricoh incurred certain expenses during fiscal year 2009 to expand its business and improve its operational efficiency as discussed above, and the expenses of IKON and InfoPrint Solutions Company were reflected in Ricoh’s consolidated financial statements.

Interest and dividend income. Consolidated interest and dividend income for fiscal year 2009 decreased by ¥1.1 billion to ¥5.2 billion from ¥6.3 billion for fiscal year 2008. This decrease in interest and dividend income was attributable to lower interest rates reflecting the adverse financial market conditions on a global basis.

Interest expense. Consolidated interest expense for fiscal year 2009 increased by ¥1.0 billion to ¥5.8 billion from ¥4.8 billion for fiscal year 2008. This increase in interest expense reflected the increase in the amount of outstanding interest-bearing debt that Ricoh borrowed from third parties in fiscal year 2009 in connection with its acquisition of IKON.

Foreign currency exchange loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for fiscal year 2009 increased by ¥4.6 billion to ¥15.5 billion from ¥10.9 billion for fiscal year 2008. For additional information on Ricoh’s foreign exchange hedging activities, see Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Loss on impairment of securities. Consolidated loss on impairment of securities for fiscal year 2009 increased by ¥26.6 billion to ¥26.8 billion from ¥0.1 billion for fiscal year 2008. This increase in loss on impairment of securities was attributable to the decrease in the stock markets.

Other, net. Consolidated other, net included in other (income) expenses changed to a loss of ¥0.5 billion for fiscal year 2009 from an income of ¥2.7 billion for fiscal year 2008.

Provision for income taxes. Total consolidated provision for income taxes for fiscal year 2009 decreased by ¥41.2 billion to ¥22.1 billion from ¥63.3 billion for fiscal year 2008. The effective tax rate was 71.6% for fiscal year 2009 compared to 36.3% for fiscal year 2008. The effective tax rate was higher than the Japanese statutory tax rate of approximately 40% due primarily to the fact that a recognition of valuation allowance for deferred tax assets resulted from uncertainty about certain consolidated subsidiaries’ ability to earn taxable income in future fiscal years. The effective tax rate of 71.6% in fiscal year 2009 was approximately 36 percentage points higher than the effective tax rate of 36.3% in fiscal year 2008. This increase in the effective tax rate was due mainly to the increase in tax benefit not recognized on operating losses of certain consolidated subsidiaries. See Note [8] to the Consolidated Financial Statements for additional information.

Equity in earnings of affiliates. Consolidated equity in earnings of affiliates for fiscal year 2009 decreased by ¥1.1 billion to ¥0.0 billion from ¥1.2 billion for fiscal year 2008. This decrease was due primarily to the fact that Ricoh no longer recorded any earnings for a company that ceased to be an affiliate as of October 2007 due to certain restructuring initiatives undertaken by such company. See Note [6] to the Consolidated Financial Statements for additional information.

Net income attributable to noncontrolling interests. Consolidated net income attributable to noncontrolling interests for fiscal year 2009 decreased by ¥3.7 billion to ¥2.3 billion from ¥6.0 billion for fiscal year 2008. This decrease was due primarily to the fact that Ricoh no longer recorded earnings for Ricoh Elemex Corporation, which became a wholly-owned subsidiary during fiscal year 2009 through a share exchange that was completed in August 2008.

Operating Segments

	Millions of Yen (except for percentages)				Thousands of U.S. Dollars	% Change
	2008		2009		2009(1)
Imaging and Solutions
Net sales	¥1,909,573	100.0%	¥1,833,098	100.0%	$18,516,141	(4.0)
Operating expenses	1,674,940	87.7	1,687,732	92.1%	17,047,798	0.8
Operating income	¥234,633	12.3%	¥145,366	7.9%	$1,468,343	(38.0)
Industrial Products
Net sales	¥148,883	100.0%	¥119,671	100.0%	$1,208,798	(19.6)
Operating expenses	144,708	97.2	124,597	104.1	1,258,556	(13.9)
Operating income (loss)	¥4,175	2.8%	¥(4,926)	(4.1)%	$(49,758)	—
Other
Net sales	¥166,076	100.0%	¥143,048	100.0%	$1,444,929	(13.9)
Operating expenses	163,529	98.5	142,690	99.7	1,441,313	(12.7)
Operating income	¥2,547	1.5%	¥358	0.3%	$3,616	(85.9)
Corporate and Elimination
Net sales	¥(4,543)		¥(4,121)		$(41,626)
Operating expenses	55,306		62,141		627,687
Operating income (loss)	¥(59,849)		¥(66,262)		$(669,313)
Consolidated
Net sales	¥2,219,989	100.0%	¥2,091,696	100.0%	$21,128,242	(5.8)
Operating expenses	2,038,483	91.8	2,017,160	96.4	20,375,354	(1.0)
Operating income	¥181,506	8.2%	¥74,536	3.6%	$752,889	(58.9)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2009,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2009, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥99 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2009.
(2)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging and Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging and Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the consolidated net sales figure for the Imaging and Solutions operating segment set forth in the above table is the aggregate of the sales figures for the Imaging Solutions product category and the Network System Solutions product category set forth in the “SALES BY PRODUCT” table included under Item 5.A. Operating Results.

Consolidated net sales of Ricoh for fiscal year 2009 decreased by 5.8% (or ¥128.3 billion) to ¥2,091.6 billion from ¥2,219.9 billion for fiscal year 2008.

This 5.8% percent decrease was due primarily to the 4.0% decrease in sales in the Imaging and Solutions segment which accounted for 87.6% of consolidated net sales. The 4.0% decrease in sales in the Imaging and Solutions segment was in turn due primarily to the 6.5% decrease in sales in the Imaging Solutions product category, which accounted for 76.4% of consolidated net sales. The 6.5% decrease in sales in the Imaging Solutions product category was partially offset by the 17.2% increase in net sales in the Network System Solutions product category.

Imaging and Solutions

Net sales in the Imaging and Solutions segment for fiscal year 2009 decreased by 4.0% (or ¥76.4 billion) to ¥1,833.0 billion from ¥1,909.5 billion for fiscal year 2008. This decrease was due primarily to lower sales recorded in the Imaging Solutions product category.

More specifically, sales in the Imaging Solutions product category for fiscal year 2009 decreased by 6.5% (or ¥110.8 billion) to ¥1,598.6 billion from ¥1,709.4 billion for fiscal year 2008. This decrease was due primarily to the decrease in net sales of monochrome PPCs/MFPs and the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. The decrease in net sales of monochrome PPCs/MFPs was due primarily to the effects of the global economic recession and the shift in customer demand from monochrome products to products with color capabilities. Color PPCs/MFPs still remained popular among customers, especially overseas, as these products are equipped with advanced digital and networking technologies, which address customers’ needs for conducting business operations effectively and efficiently by digitalizing and colorizing documents and enabling the handling of large volumes of information. Accordingly, due to their popularity, net sales of value-added supplies for color PPCs/MFPs remained strong and together with the net sales generated by IKON and InfoPrint Solutions Company contributed to the overall net sales in this category. Nonetheless, the contributions these factors made to net sales were not sufficient to fully offset the decrease in net sales of monochrome PPCs/MFPs resulting from the global economic recession and the sharp decrease in customer demand for monochrome PPCs/MFPs. In addition, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales. Had the contributions made by IKON to net sales not been reflected and the contributions of InfoPrint Solutions Company been reflected for the same period as in fiscal year 2008 (which was for the period of five months from April to August), net sales in the Imaging Solutions product category for fiscal year 2009 would have decreased by 15.0%.

Sales in the Network System Solutions product category for fiscal year 2009 increased by 17.2% (or ¥34.4 billion) to ¥234.4 billion from ¥200.0 billion for fiscal year 2008. Sales in the solutions business, such as support services that assist customers establish networked environments in connection with Ricoh’s imaging solutions products and solutions with software to optimize total printing costs, continued to increase in the overseas markets in fiscal year 2009. Sales in the printing solutions business increased because customers sought products that streamlined the process of document scanning, indexing and distribution by integrating hardware and software. In addition, IKON’s document outsourcing services (such as on-site printing services) also contributed to the increase in sales in this category. Had IKON’s contribution to net sales not been reflected, net sales in the Network System Solutions product category for fiscal year 2009 would have increased only by 4.3%.

Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging and Solutions segment would have increased by 3.7% (or ¥70.9 billion) for fiscal year 2009 as compared to fiscal year 2008.

For fiscal year 2009, the cost of sales in the Imaging and Solutions segment decreased due primarily to the decrease in net sales and the net effect of the appreciation of the Japanese Yen in relation to the U.S. Dollar and the Euro. In addition, because Ricoh reduced its production volume in response to the decrease in demand, Ricoh was not able to fully absorb certain fixed costs. In terms of selling, general and administrative expenses, while the group-wide cost reduction efforts contributed to a decline in ongoing operating expenditures, Ricoh incurred additional strategic expenses in connection with its efforts to (1) enhance its sales and service structures, such as through the IKON acquisition, (2) expand its production printing business and (3) make structural changes aimed at improving its operational efficiency in this segment. As a result, operating expenses in the Imaging and Solutions segment for fiscal year 2009 increased by 0.8% (or ¥12.7 billion) to ¥1,687.7 billion from ¥1,674.9 billion for fiscal year 2008.

Operating income for the Imaging and Solutions segment for fiscal year 2009 decreased by 38.0% (or ¥89.2 billion) to ¥145.3 billion from ¥234.6 billion for fiscal year 2008. Operating income as a percentage of net sales for fiscal year 2009 decreased by 4.4 percentage points to 7.9% from 12.3% as compared to fiscal year 2008, due primarily to the decrease in net sales and increase in selling, general and administrative expenses as discussed above.

Industrial Products

Net sales in the Industrial Products segment for fiscal year 2009 decreased by 19.6% (or ¥29.2 billion) to ¥119.6 billion from ¥148.8 billion for fiscal year 2008. This decrease was due primarily to the decrease in sales of semiconductors devices, thermal media and electronic components, which experienced a sharp decline in demand due primarily to the global economic recession.

Operating expenses in this segment for fiscal year 2009, decreased by 13.9% (or ¥20.1 billion) to ¥124.5 billion from ¥144.7 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses decreased slightly due mainly to the decrease in net sales and in ongoing operating expenditures as a result of group-wide cost reduction efforts.

As a result of the above, operating income (loss) for the Industrial Products segment for fiscal year 2009 decreased by ¥9.1 billion to an operating loss of ¥4.9 billion from an operating income of ¥4.1 billion for fiscal year 2008.

Other

Net sales in the Other segment for fiscal year 2009 decreased by 13.9% (or ¥23.0 billion) to ¥143.0 billion from ¥166.0 billion for fiscal year 2008. During fiscal year 2009, sales of digital cameras decreased due primarily to weak demand for new digital camera products that Ricoh introduced. In addition, net sales from the financing business conducted by Ricoh Leasing Co., Ltd. decreased due mainly to the sharp decline in corporate demand for capital investments as a result of the economic recession in Japan.

Operating expenses in this segment for fiscal year 2009 decreased by 12.7% (or ¥20.8 billion) to ¥142.6 billion from ¥163.5 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses decreased slightly due mainly to the decrease in net sales and in ongoing operating expenditures as a result of group-wide cost reduction efforts.

As a result of the above, operating income for the Other segment for fiscal year 2009 decreased by ¥ 2.1 billion to ¥0.3 billion as compared to ¥2.5 billion for fiscal year 2008. Operating income as a percentage of net sales for fiscal year 2009 decreased by 1.2 percentage points to 0.3% from 1.5% as compared to fiscal year 2008.

Geographic Segments by Geographic Origin

	Millions of Yen (except for percentages)				Thousands of U.S. Dollars	% Change
	2008		2009		2009(1)
Japan
Net sales	¥1,535,513	100.0%	¥1,393,196	100.0%	$14,072,687	(9.3)
Operating expenses	1,427,575	93.0	1,331,638	93.0	13,450,889	(6.7)
Operating income	¥107,938	7.0%	¥61,558	7.0%	$621,798	(43.0)
The Americas
Net sales	¥435,783	100.0%	¥506,789	100.0%	$5,119,081	16.3
Operating expenses	433,429	99.5	532,734	99.5	5,381,152	22.9
Operating income (loss)	¥2,354	0.5%	¥(25,945)	0.5%	$(262,071)	—
Europe
Net sales	¥604,809	100.0%	¥523,539	100.0%	$5,288,273	(13.4)
Operating expenses	565,736	93.5	504,116	96.3	5,092,081	(10.9)
Operating income	¥39,073	6.5%	¥19,423	3.7%	$196,192	(50.3)
Other
Net sales	¥317,598	100.0%	¥265,644	100.0%	$2,683,273	(16.4)
Operating expenses	291,141	91.7	252,951	95.2	2,555,061	(13.1)
Operating income	¥26,457	8.3%	¥12,693	4.8%	$128,212	(52.0)
Corporate and Elimination
Net sales	¥(673,714)		¥(597,472)		$(6,035,071)
Operating expenses	(679,398)		(604,279)		(6,103,828)
Operating income	¥5,684		¥6,807		$68,758
Consolidated
Net sales	¥2,219,989	100.0%	¥2,091,696	100.0%	$21,128,242	(5.8)
Operating expenses	2,038,483	91.8	2,017,160	96.4	20,375,354	(1.0)
Operating income	¥181,506	8.2%	¥74,536	3.6%	$752,889	(58.9)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2009,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2009, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥99 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2009.
(2)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic segment by geographic origin, include both transactions with external customers as well as intersegment transactions.

Japan

Sales in Japan for fiscal year 2009 decreased by 9.3% (or ¥142.3 billion) to ¥1,393.1 billion from ¥1,535.5 billion for fiscal year 2008. This decrease was due primarily to decreased sales of PPCs/MFPs, which decrease was partially offset by the increase in sales of laser printers. The decrease in sales of PPCs/MFPs was primarily attributable to (1) the deterioration of customer demand for office equipment during fiscal year 2009 due mainly to the global economic recession as customers reduced their capital investment in office equipment and focused on reducing printing costs by reducing printing volume, and (2) the appreciation of the Japanese Yen against the U.S. Dollar and the Euro. The increase in sales of laser printers, which partially offset the decrease in sales of PPCs/MFPs, was due primarily to increased sales of post sale services such as maintenance services and supplies. Sales of solutions products, such as support services, document management applications and other software, decreased in Japan due to the overall depressed market despite Ricoh’s efforts to expand the “Operius” business. In addition, decreased sales of semiconductor devices as well as digital cameras also contributed to the overall decrease in sales in Japan. Furthermore, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales.

Operating expenses in Japan for fiscal year 2009 decreased by 6.7% (or ¥95.9 billion) to ¥ 1,331.6 billion from ¥1,427.5 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses also decreased due mainly to the decrease in net sales and in ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts.

As a result of the above, operating income for fiscal year 2009 decreased by 43.0% (or ¥46.3 billion) to ¥61.5 billion from ¥107.9 billion for fiscal year 2008.

The Americas

Net sales in the Americas for fiscal year 2009 increased by 16.3% (or ¥71.0 billion) to ¥506.7 billion from ¥435.7 billion for fiscal year 2008. Despite sluggish economic conditions in the Americas due to the economic recession in the United States and the net effect of the depreciation of the U.S. Dollar relative to the Japanese Yen, Ricoh recorded increased sales of value-added color PPCs/MFPs and laser printers in the Americas for fiscal year 2009. This increase in sales was due mainly to the fact that (1) Ricoh introduced new models that responded to the diverse range of customer needs for color, networking and high-speed products in this geographic segment and (2) fiscal year 2009 was the first fiscal year in which net sales generated by IKON for part of the fiscal year was consolidated into Ricoh, as IKON became a consolidated subsidiary during fiscal year 2009, and net sales generated by InfoPrint Solutions Company for the full fiscal year was consolidated into Ricoh, as InfoPrint Solutions Company became a consolidated subsidiary during fiscal year 2008. Had the contributions made by IKON to net sales not been reflected and the contributions made by InfoPrint Solutions Company been reflected for the same period as in fiscal year 2008 (which was for the period of five months from April to August), net sales in the Americas for fiscal year 2009 would have decreased by 14.2%.

Operating expenses in the Americas for fiscal year 2009 increased by 22.9% (or ¥99.3 billion) to ¥532.7 billion from ¥433.4 billion for fiscal year 2008. Despite the increase in sales of value-added color PPCs/MFPs and laser printers, operating expenses increased at a higher percentage of increase than the increase in net sales due primarily to the increasingly competitive business environment in the Americas which required Ricoh to increase its strategic sales promotions and incur greater marketing related expenses. In addition, the consolidation of expenses of IKON and InfoPrint Solutions Company contributed to the increase in operating expenses in the Americas.

As a result of the above, operating income (loss) for fiscal year 2009 decreased by ¥28.2 billion to an operating loss of ¥25.9 billion from an operating income of ¥2.3 billion for fiscal year 2008.

Europe

Sales in Europe for fiscal year 2009 decreased by 13.4% (or ¥81.2 billion) to ¥523.5 billion from ¥604.8 billion for fiscal year 2008. This decrease in sales was due primarily to a decrease in sales of PPCs/MFPs reflecting a decrease in demand for such products as a result of the global financial crisis and the net effect of the depreciation of the Euro relative to the Japanese Yen. While Ricoh continued to introduce new products that met customer demand, such efforts were not sufficient to fully offset the decrease in demand. In addition, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which contributed to the decrease in net sales. Had the contributions made by IKON to net sales not been reflected and the contributions made by InfoPrint Solutions Company been reflected for the same period as in fiscal year 2008 (which was for the period of five months from April to August), net sales in Europe for fiscal year 2009 would have decreased by 18.3%.

Operating expenses in Europe for fiscal year 2009 decreased by 10.9% (or ¥61.6 billion) to ¥504.1 billion from ¥565.7 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Selling, general and administrative expenses also decreased due mainly to the decrease in net sales.

As a result of the above, operating income for fiscal year 2009 decreased by 50.3% (or ¥19.6 billion) to ¥19.4 billion from ¥39.0 billion for fiscal year 2008.

Other

Net sales in the Other geographic segment, which includes China, Southeast Asia and Oceania, decreased for fiscal year 2009 by 16.4% (or ¥51.9 billion) to ¥265.6 billion from ¥317.5 billion for fiscal year 2008. This decrease was due primarily to the decrease in exports to other geographic segments, reflecting decreased demand for Ricoh’s products resulting from the global economic recession stemming from the global financial crisis.

Operating expenses in the Others geographic segment for fiscal year 2009 decreased by 13.1% (or ¥38.1 billion) to ¥252.9 billion from ¥291.1 billion for fiscal year 2008. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in exports to other geographic segments. Selling, general and administrative expenses also decreased due mainly to the decrease in net sales.

As a result, operating income for fiscal year 2009 decreased by 52.0% (or ¥13.7 billion) to ¥12.6 billion from ¥26.4 billion for fiscal year 2008.

B. Liquidity and Capital Resources

Cashflows

The following table summarizes our cashflows for each of the three fiscal years ended March 31, 2008, 2009 and 2010, as reported in our Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

	(Billions of Yen)
	For the year ended March 31,
	2008	2009	2010
Net cash provided by operating activities	194.3	87.4	190.7
Net cash used in investing activities	(198.3)	(283.1)	(89.5)
Net cash provided by (used in) financing activities	(72.1)	295.9	(113.3)
Net increase (decrease) in cash and cash equivalents	(85.1)	87.8	(16.3)
Cash and cash equivalents at beginning of year	255.7	170.6	258.4
Cash and cash equivalents at end of year	170.6	258.4	242.1

Operating Cashflows

For fiscal year 2010, net cash provided by operating activities consisted primarily of depreciation and amortization of ¥98.9 billion, consolidated net income of ¥29.8 billion, a decrease in finance receivables of ¥23.3 billion, a decrease in inventories of ¥19.5 billion, an increase in accrued income taxes and accrued expenses and other of ¥15.5 billion and a decrease in trade receivables of ¥5.4 billion, which were partially offset by a decrease in trade payables of ¥10.1 billion and pension and severance costs, less payment of ¥2.6 billion. As compared to fiscal year 2009, net cash provided by operating activities in fiscal year 2010 increased mainly because trade payables and consolidated net income increased by ¥87.2 billion and ¥21.0 billion, respectively.

For fiscal year 2009, net cash provided by operating activities consisted primarily of depreciation and amortization of ¥101.8 billion, a decrease in trade receivables of ¥37.9 billion, loss on impairment of securities of ¥26.8 billion and net income from continuing operations of ¥6.5 billion, which were partially offset by a decrease in trade payables of ¥97.3 billion, accrued income taxes and accrued expenses and other of ¥14.0 billion, deferred income taxes of ¥5.1 billion and an increase in finance receivables of ¥3.0 billion. As compared to fiscal year 2008, net cash provided by operating activities in fiscal year 2009 decreased mainly because net income decreased by ¥99.9 billion.

For fiscal year 2008, net cash provided by operating activities consisted primarily of net income from continuing operations of ¥106.4 billion, depreciation and amortization of ¥95.7 billion, an increase in accrued income taxes and accrued expenses and other of ¥5.2 billion and deferred income taxes of ¥4.9 billion, which were partially offset by an increase in finance receivables of ¥17.1 billion and an increase in trade receivables of ¥16.5 billion. As compared to fiscal year 2007, net cash provided by operating activities in fiscal year 2008 increased mainly because (1) depreciation and amortization increased for fiscal year 2008 reflecting the financial effect of new companies becoming subsidiaries of the Company in fiscal year 2008 (such as InfoPrint Solutions Company) and (2) the depreciation of the U.S. Dollar in relation to the Japanese Yen in fiscal year 2008 resulted in an increase in Other, net.

Investing Cashflows

For fiscal year 2010, net cash used in investing activities consisted mainly of ¥66.9 billion of expenditures for property, plant and equipment, ¥19.9 billion of other net, and ¥4.7 billion for the acquisition of new subsidiaries, net of cash acquired. Net cash used in investing activities decreased in fiscal year 2010 mainly because Ricoh did not make any major acquisitions that required the investment of cash.

For fiscal year 2009, net cash used in investing activities consisted mainly of, ¥157.4 billion for the acquisition of new subsidiaries, net of cash acquired, ¥96.9 billion of expenditures for property, plant and equipment and ¥27.1 billion of other, net. Net cash used in investing activities increased in fiscal year 2009 mainly because Ricoh used cash in connection with the establishment and commencement of IKON’s operations.

For fiscal year 2008, net cash used in investing activities consisted mainly of ¥97.9 billion in payments for purchases of available-for-sale securities, ¥96.7 billion for acquisitions of new subsidiaries, net of cash acquired, ¥85.2 billion of expenditures for property, plant and equipment and ¥19.3 billion of other, net. Ricoh realized ¥100.0 billion from the sale of available-for-sale securities that were held by the Company and certain subsidiaries. Net cash used in investing activities increased in fiscal year 2008 mainly because Ricoh used cash in connection with the establishment and commencement of operations of InfoPrint Solutions Company.

Financing Cashflows

For fiscal year 2010, net cash used in financing activities consisted primarily of ¥105.2 billion of net decrease in short-term borrowing, ¥66.5 billion to repay long-term indebtedness, ¥22.8 billion to pay dividends and ¥20.0 billion to repay long-term debt securities, which were partially offset by ¥55.0 billion of proceeds received from long-term debt securities and ¥46.9 billion of proceeds received from long-term indebtedness. As compared to fiscal year 2009, net cash used in financing activities increased in fiscal year 2010 as Ricoh repaid some of its outstanding interest-bearing debt by using the additional cash generated from operations as a result of various cost cutting efforts and applying additional cash and cash equivalents on hand.

For fiscal year 2009, net cash provided by financing activities consisted primarily of ¥237.1 billion of proceeds from long-term indebtedness, ¥110.2 billion of net increase in short-term borrowings and ¥85.0 billion of proceeds from the issuance of long-term debt securities. Ricoh repaid ¥59.5 billion of long-term indebtedness, ¥50.5 billion of long-term debt securities and ¥25.3 billion of dividends. As compared to fiscal year 2008, net cash provided from financing activities increased in fiscal year 2009 as Ricoh increased its short-term borrowings and received proceeds from the issuance of long-term debt.

For fiscal year 2008, net cash used in financing activities consisted primarily of ¥75.7 billion to repay long-term indebtedness and ¥22.6 billion to pay dividends, which were partially offset by ¥67.1 billion of proceeds received from long-term indebtedness. As compared to fiscal year 2007, net cash used in financing activities increased in fiscal year 2008 as Ricoh reduced its interest-bearing indebtedness provided by external parties by ¥32.3 billion and acquired ¥15.7 billion of treasury stock.

Cash and Asset-Liability Management

Ricoh has in recent years tried to achieve greater efficiencies in the utilization of cash balances held by its subsidiaries pursuant to its policy of ensuring adequate financing and liquidity for its operations and growth, and maintaining the strength of its balance sheet. One method that Ricoh has implemented to achieve greater efficiency is building up its group cash management system in Japan, the United States and Europe. This cash management system functions as an arrangement whereby Ricoh’s funds are pooled together and cash resources are lent and borrowed from one group company to another company, with finance companies located in Japan, the United States and the Netherlands coordinating this arrangement. This pooling-of-funds arrangement has reduced the occurrence of excess accumulation of cash in one group company while another group company engages in unnecessary borrowing from third party institutions to meet its cash requirements. As such, the pooling-of-funds arrangement has reduced interest expense and related costs paid to third parties in connection with borrowings to finance operations.

Ricoh also enters into various derivative financial instrument contracts in the normal course of its business and in connection with the management of its assets and liabilities. In order to hedge against the potentially adverse impacts of foreign currency fluctuations on its assets and liabilities denominated in foreign currencies, Ricoh enters into foreign exchange contracts and foreign currency options. Another form of derivative financial contracts that Ricoh enters into is interest rate swap agreements to hedge against the potentially adverse impacts of fair value or cashflow fluctuations on its outstanding debt interests. Ricoh uses these derivative instruments to reduce its risk and to protect the market value of its assets and liabilities in conformity with Ricoh’s policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives. Detailed discussion of these derivative contracts is provided in Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Ricoh also engages in limited securitization activities through its domestic leasing affiliate, Ricoh Leasing Co., Ltd. For a discussion of such activities, see Item 5.E. Off-Balance Sheet Arrangements.

Sources of Funding

Ricoh’s principal sources of funding are a combination of cash and cash equivalents on hand, various lines of credit and the issuance of commercial paper, medium-term notes and long-term debt securities. In assessing its liquidity and capital resources needs, Ricoh places importance on the net income figure in the income statement, balances of cash and cash equivalents in the balance sheet and operating cashflows in the cashflow statements.

As of March 31, 2010, Ricoh had ¥242.1 billion in cash and cash equivalents and ¥694.0 billion in aggregate borrowing facilities. Of the ¥694.0 billion in aggregate borrowing facilities, ¥606.1 billion was available to be borrowed by Ricoh as of March 31, 2010. The below table indicates additional information relating to such borrowing facilities that were available to Ricoh as of March 31, 2010.

	(Billions of Yen)
	Average Interest Rate (%)	Amount Available
Bank loans	1.1	287.4
Commercial paper	0.2	225.7
Medium-term notes	—	93.0

Total	—	606.1

More specifically, Ricoh Leasing Co., Ltd. has a ¥27.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh. This ¥27.0 billion committed credit line amount is included in the ¥694.0 billion figure for aggregate borrowing facilities.

The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper, medium-term notes and long-term debt securities. Ricoh Leasing Co., Ltd. and certain overseas subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Utilization of such capacity depends on Ricoh’s financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh’s securities. Interest rates for commercial paper issued by the Company and its subsidiaries ranged from 0.10% to 0.26%, interest rates for bank loans ranged from 0.20% to 9.11% and interest rates for long-term debt securities ranged from 0.61% to 7.30% during fiscal year 2010. For fiscal year 2010, the Company and its subsidiaries did not have any medium-term notes outstanding.

Ricoh believes that it has adequate resources for funding its working capital needs, repaying its outstanding indebtedness and executing new transactions, due to its diverse funding sources and the inflow of cash generated from its operating activities. Even if Ricoh is unable to access the capital markets by offering its own securities on acceptable terms, Ricoh has access to other sources of liquidity, including bank loans, cash flows from operations and sales of assets.

The Company obtains ratings from the following major rating agencies: Standard & Poor’s Rating Services, a division of McGraw-Hill Companies, Inc. (“S&P”), Moody’s Investors Services (“Moody’s”), and another local rating agency in Japan. As of March 31, 2010, S&P assigned long-term and short-term credit ratings for the Company of A+ and A-1, respectively, and Moody’s assigned a long-term credit rating for the Company of A1.

While some of its subsidiaries may be restricted from paying dividends for various reasons, such as capital adequacy requirements, Ricoh does not expect such restrictions to have a significant impact on its ability to meet its cash obligations.

As is customary in Japan, substantially all of the bank loans are subject to general agreements with each lending bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished, as well as any cash deposited in such bank, as security for all present and future indebtedness. The Company has never been requested to furnish such additional security. In some cases, the Company’s long-term debt securities contain customary covenants, including a “limitation on liens” covenant. The Company was in compliance with the covenants in its bank agreements and securities as of March 31, 2010. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note [11] to the Consolidated Financial Statements.

Cash Requirements and Commitments

Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2011. Even if there were a decrease in cashflows from operations as a result of fluctuations in customer demands from one year to another due to unexpected changes in global economic conditions, Ricoh believes that current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its anticipated operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. While interest rates of such instruments may fluctuate as it may be affected by the financial market turbulence resulting in part from the global economic downturn, Ricoh believes that the effect of such fluctuations will not significantly affect Ricoh’s liquidity, mainly due to the adequate amount of Ricoh’s cash and cash equivalents on hand, stable cashflow generated from its operating activities and group-wide cash management system.

Ricoh expects that its capital expenditures for fiscal year 2011 will amount to approximately ¥72.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductor and thermal media. More specifically, Ricoh plans to use a portion of such amount during fiscal year 2011 to complete the construction of a new building to expand the Ricoh Technology Center located in Kanagawa, Japan, which was established in 2005 as Ricoh’s main development center. The Ricoh Technology Center currently houses the copier and printer development division as well as the manufacturing technology division, and is engaged in elemental technology development, product design, product evaluation and developing manufacturing technology for state-of-the-art color products. With the expansion of the Ricoh Technology Center, Ricoh plans to relocate the software development department, the inkjet technology development department and the supply development department (responsible for developing toners and photoconductors) to improve its flexible cross-functional (inter-departmental) development structure and strengthen human resources development. By relocating and housing all of these development departments in one facility, Ricoh expects to enhance its product engineering capabilities and overall development efficiency. In addition, Ricoh is obligated to repay long-term indebtedness in the aggregate principal amount of ¥93.9 billion during fiscal year 2011, and in the aggregate principal amount of ¥353.1 billion during fiscal years 2012 through 2014.

The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note [11] to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to ¥140.5 billion, as of March 31, 2010. The unfunded amount was recorded as an asset of ¥5.7 billion and a liability of ¥146.3 billion on the consolidated balance sheet of Ricoh as of March 31, 2009. The amounts contributed to pension plans for fiscal years 2008, 2009 and 2010 were ¥14.5 billion, ¥14.7 billion and ¥14.5 billion, respectively.

Ricoh believes that its cashflow from operating and investing activities together with existing lines of credit and borrowing facilities constitute adequate sources of funding to satisfy its liquidity needs and future obligations as described above.

C. Research and Development, Patents and Licenses

Research and Development

Since its formation, Ricoh’s basic management philosophy has been to contribute to society by developing and providing innovative and useful products with an emphasis on the relationship between people and information. Based on this management philosophy, Ricoh undertakes a variety of R&D activities to develop new technologies, products and systems to facilitate better communication. The Research and Development Group and the Corporate Technology Development Group function as the headquarters of Ricoh’s R&D activities, which are conducted at its R&D bases throughout Japan and certain satellite R&D bases overseas. Ricoh conducts a wide range of R&D activities, from seeds research (i.e., early stage research) to research in elemental technologies, product applications and manufacturing technologies, including environmental technologies.

In Japan, Ricoh conducts basic and advanced research in connection with optical technologies, new materials, devices, information electronics, environmental technologies and software technologies as well as elemental development for new products. In addition, Ricoh has established satellite R&D bases in the United States and China through which it conducts R&D activities that focus on developing products that can be marketed globally and that take into consideration the needs of such particular geographic area. All aspects of Ricoh’s research efforts are focused on developing products and services that are suitable for the new work environment. Ricoh also engages in R&D activities to protect the environment in every stage of each of its products’ life cycles to realize Ricoh’s three core values of “harmonizing with the environment (i.e., reducing and minimizing environmental impact),” “simplifying your life and work (i.e., enhancing user friendliness and striving towards simplification),” and “supporting knowledge management (i.e., offering solutions to process information).” For fiscal years 2008, 2009 and 2010, Ricoh’s consolidated R&D expenditures totaled ¥126.0 billion, ¥124.4 billion and ¥109.8 billion, respectively.

Out of total consolidated R&D expenditures of ¥109.8 billion for fiscal year 2010, ¥79.2 billion was used for R&D activities relating to the Imaging and Solutions segment. Ricoh’s R&D activities in the Imaging and Solutions segment continued to include (1) designing new optical designs for copiers, printers and production printing products, (2) developing imaging data processing technology, (3) developing electrophotographic supply technology, (4) advancing elemental technology for the next-generation of image producing engines, (5) developing cutting edge software technology and (6) developing applications for the advancement of IT solutions.

Out of total consolidated R&D expenditures of ¥109.8 billion for fiscal year 2010, ¥9.8 billion was used for R&D activities relating to the Industrial Products segment. In the Industrial Products segment, Ricoh’s R&D activities continued to include (1) designing ASICs and ASSPs for imaging, audio and communication use, (2) developing methods to utilize electronic design automation, (3) developing optical element technologies and new recording methods and (4) research and development for supply parts such as thermal media.

Out of total consolidated R&D expenditures of ¥109.8 billion for fiscal year 2010, ¥1.9 billion was used for R&D activities relating to the Other segment. In this segment, Ricoh continued to develop its image capturing device technology for digital cameras and its related applications technology.

In addition, Ricoh continues to engage in the development of its fundamental research fields, which focus on R&D activities that can be applied to various products and that are difficult to categorize into a specific operating segment. Out of total consolidated R&D expenditures of ¥109.8 billion for fiscal year 2010, ¥18.9 billion was used for R&D activities relating to fundamental research fields. Such R&D activities include R&D in nanotechnology, micro-machining, general technologies in measuring, analysis and simulation, new materials and devices, next-generation image display technologies, manufacturing technology, system software modules, photonics technology for high speed and high quality image processing, the next-generation of office systems and office solutions, and environmental technologies.

For a summary of Ricoh’s R&D expenditures for fiscal years 2008, 2009 and 2010, see Note [19] to the Consolidated Financial Statements.

Patents and Licenses

Ricoh owns approximately 33,400 patents as of March 31, 2010, on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or the termination of any license agreements will materially affect its business.

The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

Counterparty	Country	Summary of the Contract	Contract Term

International Business Machines Corporation	USA	Comprehensive cross license patent agreement relating to the information processing technology area (reciprocal agreement)	March 28, 2007 to expiration date of the patent subject to the agreement

ADOBE Systems Incorporated	USA	Patent licensing agreements relating to development on printer software and sales (the counterparty as the licensee)	January 1, 1999 to March 31, 2015

Lemelson Medical, Education & Research Foundation Limited Partnership	USA	Patent licensing agreement relating to computer image analysis and other products (the counterparty as the licensee)	March 31, 1993 to expiration date of the patent subject to the agreement

Canon Inc.	Japan	Patent licensing agreement relating to office equipment (reciprocal agreement)	October 1, 1998 to expiration date of the patent subject to the agreement

Kyocera Mita Corporation	Japan	Patent licensing agreement relating to method of controlling multi function peripheral (the Company as the licensor)	January 1, 2007 to December 31, 2011

Sony Corporation	Japan	Patent licensing agreements relating to optical disks (the Company as the licensor ) and digital cameras (reciprocal agreement)	April 1, 2009 to March 31, 2018

Hitachi, Ltd.	Japan	Patent licensing agreement relating to optical record and playback equipment, and multi function peripheral (reciprocal agreement)	January 1, 2007 to December 31, 2013

Brother Industries, Ltd.	Japan	Patent licensing agreement relating to digital photography (the Company as the licensor)	October 1, 2009 to September 30, 2014

D. Trend Information

See “OVERVIEW” above and “Cautionary Statement with Respect to Forward-Looking Statements” elsewhere in this Annual Report.

E. Off-Balance Sheet Arrangements

As disclosed in Note [5] to the Consolidated Financial Statements, Ricoh, through its domestic leasing affiliate, has certain procedures in place to sell some of its lease receivables through securitization programs; however, no lease receivables have been securitized during the last three fiscal years. Securitization involves the creation of special purpose entities (“SPEs”) for purposes of holding pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of bankruptcy. When structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh’s consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, Ricoh does not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh’s consolidated balance sheets. As of March 31, 2010, Ricoh had one SPE, which held assets that Ricoh sold in a securitization totaling ¥25.6 billion.

Ricoh does not dispose of troubled leases, loans or other problem assets by means of nonconsolidated SPEs. None of our officers, directors or employees holds any equity interests in the SPE noted above or receives any direct or indirect compensation from the SPE. The SPE does not own shares or equity interests in Ricoh or any of Ricoh’s affiliates, and there are no agreements in place to do so.

In addition to the above, Ricoh acts as a guarantor for some of its employees’ housing loans, which arrangements are not included on Ricoh’s balance sheet. As of March 31, 2010, the total amount of such guarantees was ¥41 million.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth Ricoh’s contractual obligations as of March 31, 2010.

	Millions of Yen Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
CONTRACTUAL OBLIGATIONS
Long-term Debt Obligations	¥605,738	¥93,061	¥207,308	¥239,852	¥65,517
Interest Expense Associated with Long-term Debt Obligations	31,298	8,075	10,332	8,703	4,188
Capital (Finance) Lease Obligations	2,965	924	1,662	297	82
Operating Lease Obligations	84,463	22,844	35,555	18,549	7,515
Purchase Obligations	30,880	30,880	—	—	—

TOTAL	¥755,344	¥155,784	¥254,857	¥267,401	¥77,302

Ricoh expects to contribute ¥14.3 billion to its pension plan during fiscal year 2011 and is currently unable to predict funding requirements for periods beyond fiscal year 2011 due to uncertainties related to changes in actuarial assumptions, return on plan assets, and changes to plan membership.

Ricoh had operating lease commitments with rental payments totaling ¥52.3 billion for fiscal year 2010.

G. Safe Harbor

See “Cautionary Statement With Respect to Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Corporate Auditors of the Company as of June 25, 2010 were as follows:

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Masamitsu Sakurai (January 8, 1942)	Chairman of the Board and Representative Director	Apr. 1966	Joined the Company
		May 1984	President of Ricoh UK Products Ltd.
		Apr. 1990	General Manager of Purchasing Division
		June 1992	Director
		Apr. 1993	President of Ricoh Europe B.V.
		June 1994	Managing Director
		Apr. 1996	President and Representative Director
		June 2005	Representative Director (Current)
		June 2005	President
		June 2005	Chairman of the Board (Current)
		Apr. 2007	Chairman (Current)
Principal business activities and other principal directorships performed outside of Ricoh:
Chairman of Japan Association of Corporate Executives Director of COCA-COLA WEST COMPANY, LIMITED Director of Saga Television Station Co., Ltd. Director of Omron Corporation.
Shiro Kondo (October 7, 1949)	Representative Director	Apr. 1973	Joined the Company
		July 1999	Deputy General Manager of Imaging System Business Group
		June 2000	Senior Vice President
		Oct. 2000	General Manager of Imaging System Business Group
		June 2002	Executive Vice President
		June 2003	Managing Director
		Oct. 2004	In charge of Imaging Engine Solution Development
		Oct. 2004	General Manager of MFP Business Group
		June 2005	Director
		June 2005	Corporate Executive Vice President
		Apr. 2007	Representative Director (Current)
		Apr. 2007	President (Current)
		Apr. 2007	CEO (Chief Executive Officer) (Current)

Principal business activities and other principal directorships performed outside of Ricoh:
Representative of Asahi Insurance Company

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Takashi Nakamura	Director	Apr. 1972	Joined the Company
(September 2, 1946)		Apr. 1990	President of Ricoh UK Products Ltd.
		Jan. 1995	President of Ricoh Europe B.V.
		May 1998	Deputy General Manager of Corporate Planning Division
		June 1998	Director
		June 2000	Senior Vice President
		June 2002	President of Ricoh Elemex Corporation
		June 2004	Managing Director
		June 2005	Director (Current)
		Jan. 2006	Corporate Executive Vice President (Current)
		Jan. 2006	CHO (Chief Human Resource Officer) (Current)
		Apr. 2008	General Manager of Personnel Division (Current)
		Apr. 2010	In charge of Corporate Social Responsibility (Current)
Principal business activities and other principal directorships performed outside of Ricoh:
Corporate Auditor of TOYO KANETSU K.K.
Kazunori Azuma	Director	Apr. 1971	Joined the Company
(February 11, 1949)		Oct. 1994	President of Hokkaido Ricoh Co., Ltd.
		June 2000	Senior Vice President
		Oct. 2000	President of Ricoh Technosystems Co., Ltd.
		June 2003	Managing Director
		June 2003	Executive Vice President
		Oct. 2003	Chairman of Ricoh Technosystems Co., Ltd.
		Nov. 2003	General Manager of Marketing Group (Current)
		June 2005	Director (Current)
		June 2005	Corporate Executive Vice President (Current)
		Apr. 2009	General Manager of Global Marketing Taskforce
		June 2009	General Manager of Global Marketing Group (Current)
		Apr. 2010	CMO (Chief Marketing Officer) (Current)

Zenji Miura	Director	Apr. 1976	Joined the Company
(January 5, 1950)		Jan. 1993	President of Ricoh France S.A.
		Apr. 1998	Deputy General Manager of Finance and Accounting Division
		Oct. 2000	Senior Vice President
		Oct. 2000	General Manager of Finance and Accounting Division
		June 2003	Executive Vice President
		June 2004	Managing Director
		June 2005	Director (Current)
		June 2005	Corporate Executive Vice President (Current)
		June 2005	CFO (Chief Financial Officer) (Current)
		Apr. 2006	CIO (Chief Information Officer) (Current)
		Apr. 2006	General Manager of Corporate Planning Division
		Feb. 2008	In charge of Internal Management and Control Division (Current)
		July. 2008	General Manager of Finance and Accounting Division
		Apr. 2009	CSO (Chief Strategy Officer) (Current)
		Apr. 2009	General Manager of CRGP Office (Current)
		Apr. 2009	Deputy General Manager of Global Marketing Taskforce
		June 2009	General Manager of Global Marketing Support Division (Current)
		June 2009	General Manager of Trade Affairs & Export/Import Administration Division (Current)
Principal business activities and other principal directorships performed outside of Ricoh:
Corporate Auditor of COCA-COLA WEST COMPANY, LIMITED

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Hiroshi Kobayashi	Director	Apr. 1974	Joined the Company
(July 2, 1948)		Apr. 2002	General Manager of Corporate Planning Division
		June 2002	Senior Vice President
		June 2004	Executive Vice President
		Oct. 2004	General Manager of LP Business Group
		June 2005	Corporate Senior Vice President
		Apr. 2007	General Manager of Printer Business Group
		Apr. 2008	General Manager of Office Business Planning Center
		Apr. 2009	General Manager of Corporate Technology Development Group (Current)
		Apr. 2009	Chairman of Ricoh Software Research Center (Beijing), Co., Ltd. (Current)
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)

Shiro Sasaki	Director	Apr. 1972	Joined the Company
(December 23, 1949)		Apr. 2000	President of Gestetner Holdings PLC
		Apr. 2002	President of NRG Group PLC
		June 2004	Senior Vice President
		June 2005	Corporate Vice President
		Apr. 2006	Corporate Senior Vice President
		Apr. 2006	Chairman of Ricoh Europe B.V.
		Apr. 2006	Chairman of NRG Group PLC
		Apr. 2007	Chairman of Ricoh Europe, PLC. (Current)
		Apr. 2007	Chairman of Ricoh Europe (Netherlands) B.V. (Current)
		June 2009	General Manager of Europe Marketing Group (Current)
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)

Yoshimasa Matsuura	Director	Apr. 1971	Joined the Company
(June 23, 1947)		May 1995	President of Ricoh UK Products Ltd.
		May 1999	General Manager of Supply Chain Management Planning Division
		June 2004	Senior Vice President
		Oct. 2004	General Manager of Office Business Planning Center
		June 2005	Deputy General Manager of MFP Business Group
		June 2005	Corporate Vice President
		Apr. 2007	Corporate Senior Vice President
		Apr. 2007	General Manager of MFP Business Group (Current)
		Apr. 2008	General Manager of Controller Development Division
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)

Nobuo Inaba	Director	Apr. 1974	Joined the Bank of Japan
(November 11, 1950)		June 2001	Director-General, Information System Services Department
		June 1996	Director
		Apr. 1999	General Manager of Research and Development Group
		June 2002	Director-General, Bank Examination and Surveillance Department
		May 2004	Executive Director, Financial System Stability
		July 2006	Executive Director, Monetary Policy
		May 2008	Joined the Company
		May 2008	Executive Advisor
		Apr. 2010	President, Ricoh Institute of Sustainability and Business (Current)
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Eiji Hosoya	Director	Apr. 1968	Joined Japanese National Railways
(February 24, 1945)		June 1990	General Manager of Business Management Department of Corporate Planning Headquarters of East Japan Railway Company
		June 1993	Director of East Japan Railway Company
		June 1996	Executive Director of East Japan Railway Company
		June 2000	Executive Vice President of East Japan Railway Company
		June 2000	General Manager of Life-style Business Development Headquarters of East Japan Railway Company
		Apr. 2002	Vice Chairman of Japan Association of Corporate Executives
		June 2003	Director, Chairman and Representative Executive Officer of Resona Holdings, Inc. (Current)
		June 2005	Representative Director and Chairman of Resona Bank, Ltd.
		June 2009	Director and Chairman of Resona Bank, Ltd. (Current)
		June 2010	Director (Current)

Mochio Umeda	Director	Jan. 1988	Joined Arthur D. Little (Japan) Inc.
(August 30, 1960)		Oct. 1994	Director of Arthur D. Little, Inc.
		May 1997	Founded MUSE Associates, LLC.
		May 1997	President of MUSE Associates, LLC. (Current)
		Aug. 2000	Founded Pacifica Fund I, LP.
		Aug. 2000	Managing Director of Pacifica Fund I, LP. (Current)
		June 2010	Director (Current)

Yuji Inoue	Corporate Auditor	Apr. 1971	Joined the Company
(April 4, 1948)		Jan. 1997	Deputy General Manager of Finance and Accounting Division
		Apr. 1998	General Manager of Finance and Accounting Division
		Oct. 1998	General Manager of Business Department of Ricoh Leasing Co., Ltd
		June 1999	Managing Director of Ricoh Leasing Co., Ltd
		Apr. 2000	President of Ricoh Leasing Co., Ltd.
		June 2000	Senior Vice President
		June 2004	Managing Director
		June 2005	Corporate Senior Vice President
		June 2005	President and Chief Executive Officer of Ricoh Leasing Co., Ltd
		June 2009	Corporate Auditor (Current)

Shigekazu Iijima	Corporate Auditor	Apr. 1972	Joined the Company
(July 7, 1948)		Oct. 1990	General Manager of Accounting Department of Finance and Accounting Division
		Apr. 1993	General Manager of Administration Department of Electronic Device Division
		June 1996	Leader of Management Planning Group of Corporate Planning Division
		June 1999	Director of Ricoh Elemex Corporation
		Apr. 2004	General Manager of Business Planning Department of International Business Group
		July 2005	General Manager of Business Strategy & Planning Center of International Business Group
		June 2006	Corporate Auditor (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Takao Yuhara	Corporate Auditor	Apr. 1969	Joined Nippon Chemical Industrial Co., Ltd.
(June 7, 1946)		May 1971	Joined Sony Corporation
		Mar. 1988	Vice President of Sony International (Singapore) Ltd.
		Apr. 1996	Vice President of Display Company of Sony Corporation
		June 2002	Corporate Vice President and General Manager of Corporate Planning Division of Sony Corporation
		June 2003	Corporate Vice President and Group CFO (Chief Financial Officer) of Sony Corporation
		June 2004	In charge of Corporate Executive Finance and IR of Sony Corporation
		Dec. 2007	Managing Executive Officer and Senior General Manager, Group Business Management Division of ZENSHO CO., LTD.
		Apr. 2008	Officer in charge of Group Finance of ZENSHO CO., LTD.
		June 2008	Managing Executive Director of ZENSHO CO., LTD. (Current)
		June 2008	Corporate Auditor (Current)
		Nov. 2008	Senior General Manager, Group Business Management Division, Group Finance and Accounting Division of ZENSHO CO., LTD. (Current)

Tsukasa Yunoki (July 6, 1943)	Corporate Auditor	Mar. 1968	Graduated from the National Legal Training and Research Institute
		Apr. 1968	Legal registration as a Japanese attorney
		Apr. 1968	Joined Tomizawa Junjiroh Legal Services
		Jan. 1970	Established Yunoki Legal Services
		May 1997	President of Yunoki Legal Services (Current)
		June 2010	Corporate Auditor (Current)

Kiyohisa Horie (March 7, 1948)	Substitute Corporate Auditor	Apr. 1970	Joined Horie Morita Audit Office (now: Meiji Audit Corporation)
Joined Showa Accounting Office
		Aug. 1980	Registered as Certified Public Accountant
		Mar. 1988	Registered as Tax Accountant
		Apr. 1988	Senior Partner of Meiji Audit Corporation (Current)
		May 1988	Representative Director of Showa Accounting Office (Current)
		May 1988	Managing Partner of Meiji Audit Corporation (Current)
		May 1998	Vice-Chairman & Managing Partner of Meiji Audit Corporation (Current)

Directors and Corporate Auditors are elected at a general meeting of shareholders for two and four years terms, respectively, and may serve any number of consecutive terms. The Board of Directors appoints from among its members a Chairman and one or more Representative Directors in accordance with the Corporation Law of Japan.

The Company maintains an executive officer system and under such system there are 37 such officers each with one of the following roles:

•	Executive officers: Oversee operations under the authority granted from the president and report to the president.

•	Group executive officers: Assist the president with the management of Ricoh group.

Executive Officers of the Company as of June 25, 2010 were as follows:

Name	Current Position (Function/Business area)	Date	Business Experience
Masamitsu Sakurai (January 8, 1942)	Chairman and Chairman of the Board	See above for his business experience and other information.

Shiro Kondo (October 7, 1949)	President and Chief Executive Officer	See above for his business experience and other information.

Takashi Nakamura (September 2, 1946)	Corporate Executive Vice President	See above for his business experience and other information.
(Chief Human Resource Officer) (Corporate Social Responsibility) General Manager of Personnel Division

Kazunori Azuma (February 11, 1949)	Corporate Executive Vice President	See above for his business experience and other information.
(Chief Marketing Officer) (General Manager of Global Marketing Group)

Zenji Miura (January 5, 1950)	Corporate Executive Vice President	See above for his business experience and other information.
(Chief Financial Officer)
(Chief Information Officer)
(Chief Strategy Officer)
(Internal Management and Control Division)
(General Manager of CRGP Office)
(General Manager of Global Marketing Support Division)
(General Manager of Trade Affairs & Export/Import Administration Division)

Hiroshi Kobayashi (July 2, 1948)	Corporate Executive Vice President	See above for his business experience and other information.
(General Manager of Corporate Technology Development Group)
(Chairman of Ricoh Software Research Center (Beijing), Co., Ltd.)

Yoshimasa Matsuura (June 23, 1947)	Corporate Executive Vice President	See above for his business experience and other information.
(General Manager of MFP Business Group)

Name	Current Position (Function/Business area)	Date	Business Experience
Nobuo Inaba (November 11, 1950)	Corporate Executive Vice President	See above for his business experience and other information.
(President, Ricoh Institute of Sustainability and Business)

Terumoto Nonaka	Corporate Senior Vice President	Jan. 1988	Joined the Company
(October 28, 1947)	(General Manager of Research and Development Group)	Jan. 1990	Deputy General Manager of Electronic Devices Division
		June 2000	Senior Vice President
		Oct. 2000	President of Electronic Devices Company
		June 2002	Executive Vice President
		June 2005	Corporate Senior Vice President (Current)
		July 2006	Chairman of Ricoh Electronics Devices Shanghai Co., Ltd. (Current)
		Apr. 2009	General Manager of Research and Development Group (Current)

Kenji Hatanaka	Corporate Senior Vice President	Apr. 1969	Joined the Company
(July 1, 1946)	(General Manager of Marketing Group)	June 2000	Senior Vice President
		June 2003	General Manager of Tokyo Branch of Marketing Group
		June 2003	General Manager of Kanto Branch of Marketing Group
		June 2004	Executive Vice President
		Jan. 2005	President of Ricoh Sales Co., Ltd.
		June 2005	Corporate Senior Vice President (Current)
		June 2009	General Manager of Marketing Group (Current)

Hiroshi Adachi	Corporate Senior Vice President	Apr. 1968	Joined the Company
(January 8, 1946)	(President of Thermal Media Company) (Chairman of Ricoh Thermal Media (Beijing) Co., Ltd.) (Chairman of Ricoh Thermal Media (Wuxi) Co., Ltd.) (Chairman of Ricoh International (Shanghai) Co., Ltd.)	Oct. 2000	President of Thermal Media Company (Current)
		Nov. 2001	Chairman of Ricoh Thermal Media (Beijing) Co., Ltd. (Current)
		June 2002	Senior Vice President
		June 2004	Chairman of Ricoh International (Shanghai) Co., Ltd. (Current)
		June 2005	Corporate Vice President
		Dec. 2005	Chairman of Ricoh Thermal Media (Wuxi) Co., Ltd. (Current)
		Apr. 2008	Corporate Senior Vice President (Current)

Kenichi Kanemaru	Corporate Senior Vice President	Apr. 1973	Joined the Company
(November 19, 1952)	(General Manager of Production Business Group)	Apr. 1998	General Manager of Production Strategic Center
		June 1999	President of Ricoh UK Products Ltd.
		June 2004	Senior Vice President
		June 2005	Deputy General Manager of Imaging System Production Business Group
		June 2005	General Manager of Procurement Control Center of Production Business Group
		June 2005	Corporate Vice President
		Apr. 2006	General Manager of Imaging System Production Business Group
		Apr. 2008	Corporate Senior Vice President (Current)
		Apr. 2008	General Manager of Production Business Group (Current)
		Apr. 2008	General Manager of Office Machine Division of Production Business Group

Name	Current Position (Function/Business area)	Date	Business Experience
Hisashi Takata	Corporate Senior Vice President	Apr. 1974	Joined the Company
(May 20, 1951)

(Deputy General Manager of Global Marketing Group)

(General Manager of Marketing Intelligence Center of Global Marketing Group)

General Manager of RGS Businesses Center of Global Marketing Group (Current)

(Chairman of Ricoh China Co., Ltd.)

		Apr. 1999	General Manager of Business Strategy Division of International Marketing Group
		Oct. 2004	Deputy General Manager of GJ (GEL JET) Business Division
		Oct. 2004	General Manager of Marketing Center of GJ (GEL JET) Business Division
		June 2005	Corporate Vice President
		Oct. 2005	General Manager of GJ Marketing Division of Marketing Group
		Apr. 2007	Deputy General Manager of Printing Business Division
		Apr. 2008	General Manager of Printer Business Group
		Jan. 2009	General Manager of Printer Sales Promotion Center of Printer Business Group
		Apr. 2009	Corporate Senior Vice President (Current)
		June 2009	Deputy General Manager of Global Marketing Group (Current)
		June 2009	General Manager of GM Strategy Center of Global Marketing Group
		June 2009	Chairman of Ricoh China Co., Ltd. (Current)
		Apr. 2010	General Manager of Marketing Intelligence Center of Global Marketing Group (Current)
		Apr. 2010	General Manager of RGS Businesses Center of Global Marketing Group (Current)

Soichi Nagamatsu	Corporate Senior Vice President	July 2004	Joined the Company
(March 25, 1951)	(General Manager of Corporate Planning Division)	July 2004	Vice General Manager of Research and Development Group
		Apr. 2006	Corporate Vice President
		Apr. 2006	General Manager of Research and Development Group
		Apr. 2006	General Manager of Corporate Technology Planning Division
		Apr. 2007	General Manager of Office System Development Center of Research and Development Group
		Apr. 2008	General Manager of Corporate Technology Development Group General Manager of Office Solution
		Apr. 2008	Technology Development Center of Corporate Technology Development Group
		Apr. 2008	General Manager of Advanced Technology R&D Center of Research and Development Group
		Apr. 2008	Chairman of Ricoh Software Research Center (Beijing) Co., Ltd.
		Apr. 2009	General Manager of Corporate Planning Division (Current)
		Apr. 2010	Corporate Senior Vice President (Current)

Yohzoh Matsuura	Corporate Senior Vice President	Apr. 1980	Joined the Company
(April 15, 1956)	(General Manager of Imaging Engine Development Division) (General Manager of Platform Development Center of Imaging Engine Development Division)	Oct. 2004	General Manager of Imaging Engine Development Division (Current)
		Apr. 2006	Associate Director
		Apr. 2007	Deputy General Manager of MFP Business Group
		Apr. 2008	Corporate Vice President (Current)
		Apr. 2008	General Manager of Fundamental & Control Technology Center of Imaging Engine Development Division
		Apr. 2010	Corporate Senior Vice President (Current)
		Apr. 2010	General Manager of Platform Development Center of Imaging Engine Development Division (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Kiyoto Nagasawa	Corporate Vice President	Apr. 1973	Joined the Company
(August 16, 1948)	(President of Electronic Devices Company (Chairman of Ricoh Electronics Devices Shanghai Co., Ltd.)	Apr. 2001	General Manager of C&F Business Division 2
		June 2002	Senior Vice President
		June 2005	General Manager of Quality of Management Division
		June 2005	Corporate Vice President (Current)
		Apr. 2009	President of Electronic Devices Company (Current)
		Apr. 2009	Chairman of Ricoh Electronics Devices Shanghai Co., Ltd. (Current)

Yutaka Ebi	Corporate Vice President	Apr. 1972	Joined the Company
(October 20, 1949)	(General Manager of Legal & Intellectual Property Division)	Apr. 2001	General Manager of Imaging Technology Division
		June 2002	Senior Vice President
		Oct. 2004	General Manager of Legal & Intellectual Property Division (Current)
		June 2005	Corporate Vice President (Current)

Norihisa Goto	Corporate Vice President	Apr. 1972	Joined the Company
(March 8, 1949)	(General Manager of Production Printing Business Group)	Oct. 1997	President of Ricoh Deutschland GmbH
		Mar. 2001	Chairman of Lanier Worldwide, Inc.
		Jan. 2003	President of Lanier Worldwide, Inc.
		June 2003	Senior Vice President
		June 2005	Corporate Vice President (Current)
		June 2006	Vice Chairman of Ricoh Corporation (now Ricoh Americas Corporation)
		June 2006	CEO of Ricoh U.S. - Ricoh Corporation (now Ricoh U.S. - Ricoh Americas Corporation)
		Oct. 2008	Deputy General Manager of Production Printing Business Group
		Apr. 2009	General Manager of Production Printing Business Group (Current)

Mitsuhiko Ikuno	Corporate Vice President	May 1975	Joined the Company
(March 26, 1953)	General Manager of Information Technology and Solution Division	June 2000	President of Ricoh Asia Industry Ltd.
		June 2004	President of Shanghai Ricoh Facsimile Co., Ltd.
		June 2004	Senior Vice President
		June 2005	Corporate Vice President (Current)
		Oct. 2006	President of Shanghai Ricoh Digital Equipment Co., Ltd.
		Apr. 2008	General Manager of Information Technology and Solution Division (Current)

Kenichi Matsubayashi	Corporate Vice President	Apr. 1971	Joined the Company
(June 5, 1948)	(General Manager of RS Products Division of Production Business Group)	Apr. 1995	Manager of RS Business Planning Department
		Oct. 2003	General Manager of RS Products Division of Production Business Group (Current)
		June 2005	Corporate Vice President (Current)

Kazuhiro Yuasa	Corporate Vice President	Apr. 1977	Joined the Company
(September 1, 1952)	(President of Personal Multi Media Company)	Apr. 2001	Deputy General Manager of ICD Division of Personal Multi Media Company
		Oct. 2002	Deputy General Manager of ICS Division of Personal Multi Media Company
		Nov. 2002	General Manager of ICS Division of Personal Multi Media Company
		Apr. 2006	Associate Director
		Apr. 2006	President of Personal Multi Media Company (Current)
		Apr. 2008	Corporate Vice President (Current)

Masayuki Nishimoto	Corporate Vice President	Apr. 1980	Joined the Company
(December 27, 1957)	(General Manager of Printer Business Group)	Apr. 2004	President of Hokkaido Branch of Marketing Group
		Apr. 2006	General Manager of Solution Marketing Center of Marketing Group
		Oct. 2007	General Manager of New Business Promotion Center of Marketing Group
		Apr. 2008	Associate Director
		Apr. 2009	General Manager of Business Strategy Group of Marketing Group
		June 2009	General Manager of Printer Business Group(Current)
		Apr. 2010	Corporate Vice President (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Katsumi Kurihara	Corporate Vice President	Apr. 1978	Joined the Company
(March 24, 1956)	(General Manager of Quality of Management Division)	Apr. 2004	Deputy General Manager of Engineering Process Innovation Center of MFP Business Group
		Apr. 2006	General Manager of Engineering Process Innovation Center of MFP Business Group
		Apr. 2007	Deputy General Manager of Office Business Planning Center
		Apr. 2007	General Manager of Engineering Process Innovation Center of Office Business Planning Center
		Apr. 2008	Associate Director
		Apr. 2009	General Manager of Quality of Management Division (Current)
		Apr. 2009	General Manager of Engineering Process Innovation Center of Quality of Management Division (Current)
		Apr. 2010	Corporate Vice President (Current)

Junichi Matsuno	Corporate Vice President	Apr. 2008	Joined the Company
(April 18, 1954)	(General Manager of GJ Design & Development Division)	Apr. 2008	Deputy General Manager of Corporate Technology Development Group
		Apr. 2008	General Manager of Printing Technology Development Center of Corporate Technology Development Group
		Apr. 2008	Deputy General Manager of LE Development Center of GJ Design & Development Division
		Apr. 2009	Associate Director
		Apr. 2009	General Manager of GJ Design & Development Division (Current)
		Apr. 2009	General Manager of Technology Strategy Center of GJ Design & Development Division
		Apr. 2010	Corporate Vice President (Current)

Kunihito Minakawa	Corporate Vice President	Apr.1978	Joined the Company
(August 15, 1954)	(General Manager of Finance and Accounting Division)	June 2008	General Manager of Business Strategy & Planning Center of International Business Group
		Apr. 2009	Associate Director
		Apr. 2009	General Manager of Finance and Accounting Division (Current)
		Apr. 2010	Corporate Vice President (Current)

Seiji Sakata	Corporate Vice President	Apr. 1981	Joined the Company
(September 12, 1958)	(General Manager of Controller Development Division ) (Deputy General Manager of MFP Business Group)	Apr. 2008	Deputy General Manager of MFP Business Group (Current)
		Oct. 2008	General Manager of 2nd Designing Center of MFP Business Group
		Apr. 2009	Associate Director
		Apr. 2009	General Manager of Controller Development Division (Current)
		Apr. 2010	Corporate Vice President (Current)
		June. 2009	General Manager of Printer Business Group(Current)
		Apr. 2010	Corporate Vice President (Current)

Group Executive Officers of the Company as of June 25, 2010 were as follows:

Name	Current Position (Function/Business area)	Date	Business Experience
Shiro Sasaki (December 23, 1949)	Corporate Executive Vice President	See above for his business experience and other information.
(Chairman of Ricoh Europe, PLC.)
(Chairman of Ricoh Europe (Netherlands) B.V.)
(General manager of Europe Marketing Group)

Kazuo Togashi	Corporate Senior Vice President	Apr. 1972	Joined the Company
(November 28, 1949)	(Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc.) (General Manager of Americas Marketing Group)	Apr. 1998	President of Ricoh Europe B.V.
		June 2000	Senior Vice President
		Apr. 2002	Chairman of said company
		Apr. 2002	Chairman of NRG Group PLC
		June 2002	Executive Vice President
		June 2003	Managing Director
		June 2005	Corporate Senior Vice President (Current)
		Apr. 2006	General Manager of International Business Group
		Apr. 2006	General Manager of Regional Business Support Center of International Business Group
		Apr. 2006	General Manager of Trade Affairs & Export/Import Administration Center of International Business Group
		Jan. 2008	Chairman of Ricoh China Co., Ltd.
		Apr. 2009	General Manager of Business Strategy & Planning Center of International Business Group
		Apr. 2009	Deputy General Manager of Global Marketing Taskforce
		June 2009	Chairman and CEO (Chief Executive Officer) of Ricoh Americas Corporation
		June 2009	General Manager of Americas Marketing Group (Current)
		Apr. 2010	Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc. (Current)

Sadahiro Arikawa	Corporate Senior Vice President	Apr. 1971	Joined the Company
(March 31, 1949)	(President of Ricoh Leasing Co., Ltd.)	Apr. 2001	General Manager of Fukuoka Branch of Marketing Group
		Dec. 2001	President of Ricoh Kyusyu Co., Ltd.
		Apr. 2004	General Manager of Major Accounts Marketing Division
		June 2004	Senior Vice President
		June 2005	Corporate Vice President
		Apr. 2009	Associate Director
		Apr. 2009	Corporate Senior Vice President of Ricoh Leasing Co., Ltd.
		June 2009	President of Ricoh Leasing Co., Ltd. (Current)
		June 2009	Corporate Senior Vice President (Current)

Hiroshi Tsuruga	Corporate Vice President	Apr. 1971	Joined the Company
(November 18, 1948)	(President of Tohoku Ricoh Co., Ltd.)	Apr. 1999	General Manager of Information Technology and Solution Division
		June 2002	Senior Vice President
		June 2005	Deputy President of Tohoku Ricoh Co., Ltd.
		June 2005	Corporate Vice President (Current)
		Apr. 2006	President of Tohoku Ricoh Co., Ltd. (Current)

Kohji Sawa	Corporate Vice President	Apr. 1971	Joined the Company
(June 5, 1948)	(President of Ricoh Elemex Corporation)	Apr. 1998	General Manager of Imaging System Component Production Division
		Apr. 2000	General Manager of Procurement Control Center
		July 2001	General Manager of Optical Component Development Center
		June 2002	Senior Vice President
		June 2005	Corporate Vice President (Current) General Manager of Information Technology and Solution Division
		Apr. 2008	Corporate Senior Vice President of Ricoh Elemex Corporation
		June 2008	President of Ricoh Elemex Corporation (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Yoshihiro Niimura	Corporate Vice President	Apr. 1975	Joined the Company
(May 22, 1951)	(President of Ricoh China Co., Ltd.) (Chairman and President of Ricoh Electronic Technology (China) Co., Ltd.) (General Manager of China Marketing Group)	June 2004	President of Ricoh China Co., Ltd. (Current)
		June 2004	Chairman and President of Ricoh Electronic Technology (China) Co., Ltd. (Current)
		June 2004	Senior Vice President
		June 2005	Corporate Vice President (Current)
		June 2009	General Manager of China Marketing Group (Current)

Michel De Bosschere (June 16, 1948)	Corporate Vice President (Chairman of Ricoh Belgium N.V.) (President of Ricoh France S.A.S.)	June 1993	Managing Director of Nashua/tec Benelux
		Jan. 2000	President of NRG Benelux B.V.
		June 2004	Senior Vice President
		June 2005	Corporate Vice President (Current)
		Aug. 2007	President of Ricoh Nederland B.V.
		Nov. 2007	Chairman of NRG Benelux B.V. Chairman of Ricoh Nederland B.V.
		Nov. 2007	Chairman of Ricoh Belgium N.V. (Current)
Chairman of NRG Belgium S.A.
		Mar. 2009	President of Ricoh France S.A.S. (Current)

Daisuke Segawa	Corporate Vice President	Mar. 1980	Joined the Company
(July 21, 1954)	(President and CEO (Chief Executive Officer) of InfoPrint Solutions Company, LLC)	Dec. 1998	General Manager of Treasury Department
		Oct. 2004	General Manager of Corporate Planning Division
		June 2005	Corporate Vice President
		Apr. 2006	General Manager of Finance and Accounting Division (Current)
		July 2008	Senior Vice President of InfoPrint Solutions Company, LLC
		Apr. 2009	Associate Director
		May 2009	President and CEO (Chief Executive Officer) of InfoPrint Solutions Company, LLC (Current)
		June 2009	Corporate Vice President (Current)

Nobuaki Majima	Corporate Vice President	Apr. 1981	Joined the Company
(May 24, 1952)	(President of Ricoh Asia Pacific, Pte. Ltd.) (General Manager of Asia Pacific Marketing Group)	Mar. 2001	President of Ricoh Deutschland GmbH
		Apr. 2006	President of Ricoh Asia Pacific, Pte. Ltd. (Current)
		Apr. 2008	Associate Director
		Apr. 2009	Corporate Vice President (Current)
		June 2009	General Manager of Asia Pacific Marketing Group (Current)

Yoshinori Yamashita	Corporate Vice President	Apr. 1980	Joined the Company
(August 22, 1957)	(President of Ricoh Electronics, Inc.)	Mar. 2004	General Manager of Production Strategic Center of Production Business Group
		Apr. 2008	President of Ricoh Electronics, Inc. (Current)
		Apr. 2009	Associate Director
		Apr. 2010	Corporate Vice President(Current)

Matthew J. Espe (September 14, 1958)	Corporate Vice President (Chairman & CEO of Ricoh Americas Corporation)	Jan. 1998	General Electric Corporation (“GE”) Company Officer
		Jan. 1998	President of GE Plastics Asia
		Sep. 1999	President of GE Plastics Europe
		May 2000	President & CEO of GE Lighting
Senior Vice President of GE
		Aug. 2002	President & CEO of IKON Office Solutions, Inc.
		Mar. 2003	Chairman of the Board of Directors of IKON Office Solutions, Inc.
		Apr. 2010	Corporate Vice President (Current)
Chairman & CEO of Ricoh Americas Corporation (Current)
Principal business activities and other principal directorships performed outside of Ricoh
Director of Unisys Corporation
Director of Graphic Packaging Holding Company
Member of the Advisory Board of the University of Idaho
Member of the Board of the United Way of Southeastern Pennsylvania

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

B. Compensation

The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for fiscal year 2010 to all Directors, Corporate Auditors, Executive Officers and Group Executive Officers of the Company who served during fiscal year 2010 was ¥907 million.

Bonuses to be received by the director are determined by a resolution of an ordinary general meeting of shareholders of the Company. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income and are based on the Company’s financial performance for the fiscal year. During fiscal year 2011, the Company will pay bonuses in the total amount of ¥86 million to Directors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2011, as approved by the Company’s shareholders at the Ordinary General Meeting of Shareholders held on June 25, 2010.

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to the shareholders for their approval. After shareholders’ approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed by the Board of Directors or Board of Corporate Auditors and generally reflects his remuneration and position at the time of retirement, the length of his service as a Director or Corporate Auditor and his contribution to the Company’s performance. At the Ordinary General Meeting of Shareholders held on June 27, 2007, the shareholders approved the abolishment of this retirement allowance system. Accordingly, the Company will pay incumbent Directors and Corporate Auditors their final retirement allowances corresponding to their tenure through June 27, 2007 in accordance with standards prescribed by the Company. The amount of such final retirement allowance through June 27, 2007 is ¥498 million, for which the Company has established a reserve as of March 31, 2009.

The Company abolished the retirement system as described above, in its place the Company introduced stock price-linked remuneration for its Directors by enhancing of the bonuses for directors with the Company’s financial performance. Under this new system, the Company will pay a specified amount of remuneration to Directors each month, which amount will be contributed to the stock purchasing system to purchase the Company’s stock. Each Director will be required to hold the Company’s stock purchased under this system for the tenure of their office. One of the objectives of this system is to align the interests of the Directors with the interests of the shareholders on a long-term basis, which Ricoh believes will also strengthen the incentives to enhance shareholder value.

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

The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least half of the Corporate Auditors must be a person who has not been a Director, executive officer, manager, or employee of the Company or any of its subsidiaries prior to his or her election as a Corporate Auditor. The Corporate Auditors may not at the same time be Directors, executive officers, managers, or employees of the Company or any of its subsidiaries. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the administration by the Directors of the Company’s affairs. Corporate Auditors are entitled and obligated to participate in meetings of the Board of Directors but are not entitled to vote. Under the Corporation Law, the Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his or her opinion in the audit report if it is different from the opinion of the Board of Corporate Auditors that is expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the method of examination by the Corporate Auditors of the Company’s affairs and financial position, and other matters concerning the performance of the Corporate Auditors’ duties. The Company does not have an audit committee.

There are no Director’s service contracts with Ricoh providing for benefits upon termination of service. For additional information regarding director compensation, see Item 6.B.

D. Employees

The table below provides information about employees.

	As of March 31,
	2008	2009	2010
Categorized by Operating Segment
Imaging and Solutions	75,254	100,302	100,449
Industrial Products	3,421	3,150	3,109
Other	3,751	3,911	3,859
Headquarters	1,030	1,114	1,108

Total	83,456	108,477	108,525

Categorized by Geographic Location
Domestic	40,385	40,865	41,118
Overseas	43,071	67,612	67,407

Total	83,456	108,477	108,525

Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in fiscal year 2010 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share Ownership

The following table lists the number of Common Stock owned by each Director, Corporate Auditor and Executive Officer of the Company as of June 25, 2010. None of the Company’s Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company’s Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.03% of the total Company Common Stock issued.

Name	Position	Number of Shares
Masamitsu Sakurai	Chairman of the Board and Representative Director	27,000
Shiro Kondo	Representative Director	18,000
Takashi Nakamura	Director	20,693
Kazunori Azuma	Director	14,000
Zenji Miura	Director	15,000
Hiroshi Kobayashi	Director	6,000
Shiroh Sasaki	Director	1,000
Yoshimasa Matsuura	Director	6,000
Yuji Inoue	Corporate Auditor	10,000
Shigekazu Iijima	Corporate Auditor	8,000
Terumoto Nonaka	Corporate Senior Vice President	8,050
Kenji Hatanaka	Corporate Senior Vice President	3,000
Hiroshi Adachi	Corporate Senior Vice President	9,000
Kenichi Kanemaru	Corporate Senior Vice President	6,000
Hisashi Takata	Corporate Senior Vice President	3,000
Soichi Nagamatsu	Corporate Senior Vice President	4,000
Kiyoto Nagasawa	Corporate Vice President	5,000
Yutaka Ebi	Corporate Vice President	2,000
Norihisa Goto	Corporate Vice President	3,000
Kenichi Matsubayashi	Corporate Vice President	6,000
Kazuhiro Yuasa	Corporate Vice President	1,000
Masayuki Nishimoto	Corporate Vice President	1,000
Kunihito Minakawa	Corporate Vice President	2,000
Seiji Sakata	Corporate Vice President	4,000
Katsumi Kurihara	Corporate Vice President	2,000
Kazuo Togashi	Corporate Senior Vice President	7,000
Sadahiro Arikawa	Corporate Senior Vice President	4,000
Hiroshi Tsuruga	Corporate Vice President	4,000
Kohji Sawa	Corporate Vice President	5,000
Yoshihiro Niimura	Corporate Vice President	1,000
Nobuaki Majima	Corporate Vice President	5,000
Yoshinori Yamashita	Corporate Vice President	2,000

Total		212,743

All shares of Common Stock of the Company carry the same voting rights.

No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 25, 2009.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2010 are as follows:

Title of Class	Name	Number of Shares Owned (in thousands)	Percentage of Outstanding Shares Owned
Common Stock	Japan Trustee Services Bank, Ltd.	64,393	8.87%
Common Stock	The Master Trust Bank of Japan, Ltd.	62,267	8.58

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

American Depositary Receipts (“ADRs”) evidencing American Depositary Shares are issued by The Bank of New York Mellon. The normal trading unit is 5 American Depositary Shares. As of March 31, 2010, 1,218,959 American Depositary Shares were held of record by one institutional registered holder in the United States of America.

As far as is known to the Company as of this date, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government. As far as is known to the Company as of this date, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

Ricoh sells or purchases products, materials, supplies and services to or from affiliated companies on normal commercial terms and conditions. See Note [7] to the Consolidated Financial Statements.

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

Dividend Policy

Ricoh endeavors to provide stable dividends to its shareholders by boosting profitability. At the same time, Ricoh undertakes to increase retained earnings to reinforce its corporate structure and to cultivate new businesses. Ricoh uses such retained earnings to strengthen its core businesses and invest in new fields with medium- and long-term perspectives. See Item 10 “Dividends” for important information on the Company’s dividend payment procedure and restrictions.

B. Significant Changes

No significant changes have occurred since the date of the Consolidated Financial Statements included in this report.

Item 9. The Offer and Listing

A. Offer and Listing Details

The primary market for the Company’s Common Stock is the Tokyo Stock Exchange (the “TSE”) in the form of original Common Stock.

The Company’s Common Stock has been listed on the TSE since 1949, and in Japan it is also listed on the Osaka Stock Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange. In addition, the Company’s Common Stock is listed outside of Japan on the following stock exchange: Euronext Paris.

In the United States, the Company’s American Depositary Shares are traded on the Over-the-Counter Market in the form of ADRs and are issued and exchanged by The Bank of New York Mellon, as depositary. The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s Common Stock on the TSE and the reported high and low sales prices per share of the Company’s ADSs on the Over-the-Counter Market.

	Tokyo Stock Exchange Price Per Share of Common Stock (Japanese Yen)		Over-the-Counter Market Price Per American Depositary Share (5 shares of Common Stock) (U.S. Dollars)
	High	Low	High	Low
Annual highs and lows
Fiscal Year 2006	2,360	1,646	110.00	73.00
Fiscal Year 2007	2,775	1,991	116.50	88.00
Fiscal Year 2008	2,950	1,395	121.25	69.55
Fiscal Year 2009	1,986	770	93.50	41.50
Fiscal Year 2010	1,473	1,089	79.85	58.69

Quarterly highs and lows
Fiscal Year 2009
1st quarter	1,986	1,558	93.50	78.10
2nd quarter	1,983	1,441	92.20	65.00
3rd quarter	1,534	770	70.50	41.50
4th quarter	1,359	931	71.43	48.00

Fiscal Year 2010
1st quarter	1,400	1,154	71.00	59.74
2nd quarter	1,414	1,089	77.25	58.69
3rd quarter	1,341	1,104	72.35	64.05
4th quarter	1,473	1,231	79.85	68.47

Monthly highs and lows
December 2009	1,341	1,104	72.35	65.80
January 2010	1,439	1,280	78.00	71.40
February 2010	1,372	1,231	74.60	68.47
March 2010	1,473	1,234	79.85	69.70
April 2010	1,647	1,462	87.95	79.32
May 2010	1,603	1,261	85.25	70.15

Notes:	(1)	Price per share of Common Stock is as reported by the TSE.
	(2)	Price per ADSs is based upon one ADS representing 5 shares of Common Stock as reported by the Over-the-Counter Market Bulletin Board®.

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

Except as stated below, neither the Corporation Law nor the Company’s Articles of Incorporation make a special provision as to the Director’s or Corporate Auditor’s power to vote in connection with their compensation, borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of the Company. The Corporation Law specifically requires the resolution of the Board of Directors for a corporation to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as managers (shihainin); to establish, change or abolish a material corporate organization such as a branch office; to decide certain important matters related to the offering as to subscription of bonds; to establish a system necessary to ensure appropriateness of business operations of a joint stock corporation (kabushiki kaisha), including compliance with the laws and regulations and the Articles of Incorporation by the Directors in performing their duties. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company’s borrowing or lending of a significant amount of money or giving of a guarantee in a large amount.

Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Corporation Law of Japan relating to a joint stock company (kabushiki kaisha) and certain related legislation.

General

The presently authorized capital stock of the Company is 1,500,000,000 shares. Under the Corporation Law, shares of the Company (which chose under Article 7 of its Articles of Incorporation to issue share certificates) are transferable by delivery of share certificates, but in order to assert shareholders’ rights against the Company, the transferee must generally have his name registered in the Company’s register of shareholders. Shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust & Banking Co., Ltd., the custodian of the shareholders’ register (kabu-nushi meibo kanrinin), transfer agent for the Company’s Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares of Common Stock of the Company. Pursuant to this system a holder of shares of Common Stock is able to choose, at his discretion, to participate in this system and all certificates of shares of Common Stock elected to be put into this system are deposited with the central clearing system and all such shares are registered in the name of the clearing house in the Company’s register of shareholders. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated the same way as shareholders registered in the Company’s register of shareholders.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, accounting documents (financial statements) and the attachments thereto for dividends and other purposes; these documents are to be submitted to the Corporate Auditors of the Company and to the Accounting Auditors and then submitted for approval by an annual Ordinary General Meeting of Shareholders, which is normally held in June of each year and the distribution of surplus (joyo-kin) is to be decided upon by shareholders at such Meeting. In addition to provisions for dividends, if any, and for the reserve, bonuses to Directors and Corporate Auditors will also be decided upon at this Meeting. In addition to a distribution of annual dividends, the Board of Directors of the Company may by its resolution declare an interim dividend pursuant to Article 454, paragraph 5 of the Corporation Law to shareholders who are registered in the Company’s register of shareholders at the end of each September 30, subject to the limitations described below.

The Corporation Law provides that the Company may not make any distribution of surplus by way of dividends in cash unless it has set aside in its reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The Corporation Law permits the Company to distribute surplus by way of dividends. First, surplus is calculated by adding (i), (ii), (iii) and (iv) described below and subtracting (v), (vi) and (vii) described below from such aggregate of (i) through (iv): (i) amount determined by subtracting the aggregate of (c), (d) and (e) described below from the aggregate of (a) and (b) described below as of the final date of the last fiscal year; (a) amount of assets, (b) the aggregate amount of the book value of the treasury stock, (c) amount of liabilities, (d) the aggregate amount of the stated capital and the reserve and (e) the aggregate of each amount entered under respective accounting titles (kanjo kamoku) set forth under the relevant Ordinance of the Ministry of Justice, (ii) amount determined by subtracting the book value of the treasury stock from the consideration for the treasury stock disposed of, if any, after the final date of the last fiscal year, (iii) amount of reduction of the stated capital, if any, after the final date of the last fiscal year, (iv) amount of reduction of the reserve, if any, after the final date of the last fiscal year, (v) book value of the treasury stock, if any, cancelled after the final date of the last fiscal year, (vi) amount determined by adding (a) through (c) described below in the event that surplus is distributed after the final date of the last fiscal year: (a) the aggregate of the book value of assets for distribution set forth under Article 454, paragraph 1, item 1 of the Corporation Law (regarding distribution of surplus), (b) the aggregate of each sum of the money given to the shareholders who exercised the right to monetary distribution set forth under Article 454, paragraph 4, item 1 of the Corporation Law (regarding distribution in kind) and (c) the aggregate of each sum of the money given to each shareholder holding shares of which number is less than a certain number to be set forth by the Company pursuant to Article 454, paragraph 4, item 2 of the Corporation Law (regarding distribution in kind), (vii) the aggregate of each amount entered under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice. Second, the distributable amount is calculated by subtracting the aggregate of (iii), (iv), (v) and (vi) described below from the aggregate of (i) and (ii) described below: (i) surplus; (ii) the aggregate of the following items (a) and (b) in the event that extraordinary accounting documents are approved by the shareholders’ meeting or by the Board of Directors, as the case may be; (a) the aggregate of each amount entered as profit under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice during a period of time in question, (b) consideration for the treasury stock disposed of, if any, during such period; (iii) the book value of the treasury stock; (iv) the consideration for treasury stock disposed of, if any, after the final date of the last fiscal year; (v) the aggregate of each amount entered as loss under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice during the same period as stated in (ii) above; and (vi) the aggregate of each amount entered under the respective accounting titles set forth under the relevant Ordinance of Ministry of Justice. The Company may distribute such distributable amount to shareholders.

The Corporation Law does not provide for stock dividends but provides for “free share allotment” under Article 185. The Board of Directors may by resolution issue and allot new shares to the shareholders on a prorated basis without receiving any consideration/contribution as issue price. In addition, under the Corporation Law, the Board of Directors may by resolution issue additional shares by way of a stock split, while the General Meeting of Shareholders by resolution transfers any amount which is distributable as dividends to stated capital, and thus the same effect as a stock dividend can be achieved.

In Japan, the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

In accordance with the Company’s Articles of Incorporation, once a right to any dividends is accrued and has become due and payable, such right to dividends will lapse after three years from the due date.

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

General meeting of shareholders

The Ordinary General Meeting of Shareholders to settle accounts of the Company for each fiscal period is normally held in June each year in Ota-ku, Tokyo, Japan. In addition, the Company may hold an extraordinary General Meeting of Shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

Notice of a Shareholders’ Meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Such notice may also be furnished to shareholders by electronic means with such shareholders’ consent.

Any shareholders’ holding at least 300 voting shares or 1% of the total number of outstanding voting shares for six months or more may propose a matter to be considered at a General Meeting of Shareholders by submitting a written request to Directors at least eight weeks prior to the date set for such Meeting. Such request may be submitted by electronic means with the Company’s consent.

Voting rights

A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph below and in the sections entitled “‘Unit share system” through “Voting rights of a holder of shares representing less than one unit” below. Except as otherwise provided by law or by the Company’s Articles of Incorporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the shares having voting rights represented at the meeting. Special resolutions provided for in paragraph 2, Article 309 of the Corporation Law shall be adopted by the vote of the shareholders not less than two-thirds (2/3) of those present at a meeting whereby one-third (1/3) of voting rights of all of the shareholders shall constitute a quorum. The Corporation Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding voting shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing.

The Corporation Law provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger (with an exception of a merger with a company of very small business) or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation (with an exception of a merger with a company of very small business), any offering of new shares at a “specially favorable” price (or any offering of convertible bonds or debentures with “specially favorable” conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with “specially favorable” conditions) to persons other than shareholders, the quorum shall be one-third of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the Meeting is required (the “special shareholders resolution”).

Subscription rights (kabushiki wariatewo ukeru kenri)

Holders of the Company’s Common Stock have no preemptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders and a notice must be given to shareholders not less than two weeks prior to the date when such rights are to be vested to shareholders. The Corporation Law provides that if a shareholder to whom such rights are given does not apply for subscription by a certain date of subscription, such shareholder will lose such rights.

Rights to subscribe for new shares may be made generally transferable by the Board of Directors. In such case, such transferable right is called “call option of new shares (shinkabu yoyakuken). Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against the Company and third parties only if the Company’s consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

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

Liability to further calls or assessments

All the Company’s presently outstanding shares of Common Stock including shares represented by the American Depository Shares are fully paid and non-assessable.

Custodian of the shareholders’ register

The Chuo Mitsui Trust and Banking Co., Ltd. is the custodian of the shareholders’ register of the Company’s Common Stock; as such custodian, it keeps the Company’s register of shareholders and register of the lost share certificates in its office at 33-1, Shiba 3-chome, Minato-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

Record date

March 31 is the record date for the Company’s year-end dividends. The shareholders who are registered as the holders of 1,000 shares or more in the Company’s register of shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The price of the shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Purchase by the Company of its common stock

The Company may purchase its own shares only in case of the events falling under Article 155 of the Corporation Law. As a matter of manner of such purchase, the Company may purchase of its own shares (i) through the Tokyo Stock Exchange or other stock exchange on which the shares are listed or by way of tender offer, if authorized by a resolution of the Board of Directors, (ii) from a specific party, if authorized by a special resolution of an Ordinary General Meeting of Shareholders, or (iii) from the Company’s own subsidiary, if authorized by a resolution of the Board of Directors.

When a repurchase is made by the Company from a specified party pursuant to an authorization by a special resolution of an Ordinary General Meeting of Shareholders as noted above, shareholders may make a demand to a Representative Director, five days or more prior to the relevant Shareholders’ Meeting, that the Company also repurchase the shares held by that shareholder. Purchase of shares falling under Article 461, paragraph 1 of the Corporation Law must satisfy, among others, the requirement that the total amount of the repurchase price (of book value) may not exceed the distributable amount as described in “Dividends” above. The Company may hold its own shares as treasury stock so purchased without restriction as to a period of time to hold. However, the Company is not entitled to any voting rights or right to dividends as to such treasury stock. The Company may cancel its treasury stock that it holds by a resolution of the Board of Directors. The Company may otherwise dispose of its treasury stock by a resolution of the Board of Directors.

“Unit” share system (tangenkabu seido)

Pursuant to the Corporation Law the Company has adopted 1,000 shares as one unit of shares.

Transferability of shares representing less than one unit

          As adopted in the Company’s Articles of Incorporation, the Company will not issue certificates for shares representing less than one unit. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued continue to be transferable.

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

Right of the holder of shares to demand the purchase of shares representing less than one unit

As adopted in the Company’s Articles of Incorporation and set forth in the Share Handling Regulations, a holder of shares of less-than-one-unit may request the Company to sell additional shares so that their less-than-one-unit can share constitute one unit of shares.

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

Voting rights of a holder of shares representing less than one unit

A holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares. A holder of shares representing one or more whole units will have one vote for each such unit, except as stated in “Voting rights” above.

C. Material Contracts

All contracts entered into by Ricoh or any member of the Ricoh group during the two years preceding this report were entered into in the ordinary course of business.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the “Exchange Law”) govern certain matters relating to the issuance of equity-related securities by the Company and the acquisition and holding of shares of Common Stock or ADSs representing such shares by “exchange non-residents” and by “foreign investors” as hereinafter defined. The Exchange Law currently in effect does not affect the right of an exchange non-resident to purchase or sell an ADS outside of Japan.

“Exchange non-residents” are defined under the Exchange Law as individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally branches and other offices of Japanese corporations located outside of Japan are regarded as exchange non-residents, but branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, and (iii) corporations of which (a) 50% or more of the shares are held by (i) and/or (ii) above, (b) a majority of officers consists of non-resident individuals or (c) a majority of the officers having the power of representation consists of non-resident individuals.

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

Acquisition of Shares

          Under the Exchange Law, acquisition of shares of a Japanese company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan (“listed shares”) by an exchange non-resident from a resident of Japan is generally not subject to a prior filing requirement. In case a foreign investor acquires listed shares (whether from a resident of Japan or an exchange non-resident, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held directly or indirectly by such foreign investor would become 10% or more of the total outstanding shares of the company, the foreign investor is required to make a subsequent report on such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company (the “Competent Ministers”). In certain exceptional cases, a prior filing is required and the Competent Ministers may recommend the modification or abandonment of the proposed acquisition and, if the foreign investor does not accept the recommendation, order its modification or prohibition. The deposit of shares of Common Stock by an exchange non-resident of Japan, the issuance of ADRs in exchange therefor and the withdrawal of the underlying shares of Common Stock by an exchange non-resident upon surrender of ADRs are not subject to any requirements under the Exchange Law, except where as a result of such deposit or withdrawal the aggregate number of shares of Common Stock held by the Depositary (or its nominee) or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding shares of Common Stock, in which event a subsequent reporting may be required as described above.

E. Taxation

Japanese Taxation

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Generally, stock splits are not subject to Japanese income tax. According to the Income Tax Law of Japan, the rate of Japanese national withholding tax applicable to dividends paid on listed shares issued by the Company to non-residents of Japan or non-Japanese corporations is (i) 7% for the period from January 1, 2004 to March 31, 2008, and (ii) 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the Company, for which the applicable rate is 20%. Under the new income tax convention between the U.S. and Japan (the “Convention”) ratified in March 2004, the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a U.S. resident or corporation not having a “permanent establishment” (as defined therein) in Japan is generally 10%. This 10% withholding tax rate is applicable to dividends declared on or after July 1, 2004. The 15% withholding tax rate under the old income tax convention is still applicable to dividends declared before July 1, 2004. If the tax rate under the domestic tax law is lower than that under the Convention, the domestic tax rate is still applicable.

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

For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares evidenced by the ADRs.

U.S. Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning and disposing of shares of Common Stock or American Depositary Shares evidenced by the ADRs. This summary applies to you only if you hold shares of Common Stock or American Depositary Shares as capital assets for U.S. federal income tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of Common Stock or American Depositary Shares that are a hedge or that are hedged against interest rate or currency risks;

•	a person that is subject to the alternative minimum tax;

•	a person that holds shares of Common Stock or American Depositary Shares as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar; or

•	a person that actually or constructively owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties, and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis. Moreover, this summary assumes that the Company will not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. See the summary below under the heading “PFIC Rules.”

Please consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of shares of Common Stock or American Depositary Shares in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of Common Stock or an American Depositary Share that is for U.S. federal income tax purposes: (i) a citizen or a resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. holder for purposes of this discussion.

In general, if you hold ADRs evidencing American Depositary Shares, you will be treated as the owner of the shares of Common Stock represented by those American Depositary Shares for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an American Depositary Share for the shares of Common Stock represented by that American Depositary Share.

Dividends

The gross amount of cash dividends paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, that a U.S. holder receives (prior to deduction of Japanese taxes) generally will be subject to U.S. federal income taxation as foreign source ordinary dividend income. However, in certain circumstances, all or a portion of the cash dividends paid by the Company may be treated as U.S. source dividend income. You should consult your tax advisers regarding the U.S. federal income tax consequences of all or a portion of the cash dividends paid by the Company being treated as U.S. source dividend income.

Dividends paid in Japanese Yen will be included in your income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of American Depositary Shares, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. If such a dividend is converted into U.S. Dollars on the date of receipt, you generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. You should consult your own tax adviser regarding the treatment of any foreign currency gain or loss realized with respect to any Japanese Yen received by you (or, in the case of American Depositary Shares, the depositary) that are converted into U.S. Dollars on a date subsequent to receipt. Dividends paid by the Company generally will not be eligible for the dividends-received deduction allowed to corporations that are U.S. holders.

Notwithstanding the foregoing, pursuant to recently enacted legislation, certain dividends received by individual U.S. holders that constitute “qualified dividend income” will be subject to a reduced maximum marginal U.S. federal income tax rate. Qualified dividend income generally includes, among other dividends, dividends received during the taxable year from “qualified foreign corporations.” In general, the term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory, and which includes an exchange of information program. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to any dividend paid by the corporation with respect to stock of the corporation that is readily tradable on an established securities market in the United States. Notwithstanding this previous rule, dividends received from a foreign corporation that was a foreign investment company (as defined in section 1246(b) of the Code), a passive foreign investment company (as defined in section 1297 of the Code), or a foreign personal holding company (as defined in section 552 of the Code) in either the taxable year of the corporation in which the dividend was paid or the preceding taxable year will not constitute qualified dividend income. In addition, the term qualified dividend income will not include, among other dividends, any (i) dividends on any share of stock which is held by a taxpayer for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividends (as measured under section 246(c) of the Code) or (ii) dividends to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respects to positions in substantially similar or related property. Moreover, special rules apply in determining a taxpayer’s foreign tax credit limitation under section 904 of the Code in the case of qualified dividend income. Individual U.S. holders should consult their own tax advisors to determine whether or not amounts received as dividends from the Company will constitute qualified dividend income subject to a reduced maximum marginal U.S. federal income tax rate and, in such case, the effect, if any, on the individual U.S. holder’s foreign tax credit.

In addition to the foregoing, you should consult your own tax advisers to determine whether any rules limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Japan. If no such rules apply, you generally may claim a credit against your U.S. federal income tax liability for Japanese taxes withheld from dividends on shares of Common Stock or American Depositary Shares, so long as you have owned the shares of Common Stock or American Depositary Shares (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Japanese taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend, in part, on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

Sales and Other Dispositions

A U.S. holder will recognize a gain or loss on the sale or other disposition of shares of Common Stock or American Depositary Shares evidenced by ADRs in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in such shares of Common Stock or American Depositary Shares (in U.S. Dollars) and the amount realized on the disposition (in U.S. Dollars, generally determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). For U.S. federal income tax purposes, a gain or loss realized by a U.S. holder on a sale or other disposition of shares of Common Stock or American Depositary Shares will be a capital gain or loss, and will be a long-term capital gain or loss if the shares of Common Stock or American Depositary Shares were held for more than one year. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced maximum marginal U.S. federal income tax rate.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system are also available for inspection on the SEC’s website (http://www.sec.gov).

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

Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2010, and there are no material quantitative changes in market risk exposure at March 31, 2010 when compared to March 31, 2009. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

Foreign Currency Risk

In the ordinary course of business, Ricoh uses foreign exchange forward contracts and foreign currency option contracts to manage the effects of foreign currency exchange risk on monetary assets and liabilities denominated in foreign currencies. The contracts with respect to the operating activities generally have maturities of less than six months, while the contracts with respect to the financing activities have the same maturities as the underlying assets and liabilities.

The table below provides information about Ricoh’s material derivative financial instruments that are sensitive to foreign currency exchange rates. The table below relating to foreign exchange forward contracts and foreign currency option contracts presents the notional amounts, weighted average exchange rates and estimated fair value. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contracts.

Foreign Exchange Forward Contracts

	Year Ended March 31,
	2009			2010
	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Million of Yen)	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Million of Yen)
US$/¥	98.23	¥16,994	¥(1,023)	93.04	¥55,122	¥(1,185)
EUR/¥	129.84	17,934	(347)	124.92	26,883	117
EUR/US$	1.32	2,442	36	1.34	2,624	(26)
Other currencies		72,826	(1,660)		53,654	(2,974)

Total		¥110,196	¥(2,994)		¥138,283	¥(4,068)

Foreign Currency Option Contracts

	Year Ended March 31,
	2009			2010
	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Million of Yen)	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Million of Yen)
Options purchased to sell foreign currencies
US$/¥	98.23	¥4,725	¥48	93.04	¥7,071	¥57
EUR/¥	129.84	3,674	100	124.92	4,122	71

Total		8,399	148		11,193	128

Options written to buy foreign currencies
US$/¥	98.23	14,914	(985)	93.04	11,816	(312)
EUR/¥	129.84	7,431	(606)	124.92	6,134	(114)

Total		¥22,345	¥(1,591)		¥17,950	¥(426)

Interest Rate Risk

In the ordinary course of business, Ricoh enters into interest rate swap agreements to reduce interest rate risk and to modify the interest rate characteristics of its outstanding debt. These agreements primarily involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the underlying principal amounts.

The table below provides information about Ricoh’s major derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity date, related weighted average interest rates and estimated fair value. For interest rate swaps, the table presents notional amounts by expected maturity date, weighted average interest rates. Notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

LONG-TERM INDEBTEDNESS	Year ended March 31, 2009
		Millions of Yen
			Expected maturity date
(Excluding Capital Lease Obligations and ASC815 fair value adjustment)	Average pay rate	Total	2010	2011	2012	2013	2014	Thereafter	Fair Value
Bonds	2.71%	¥149,206	¥20,000	¥9,999	¥20,000	¥—	¥50,000	¥49,207	¥146,211
Convertible Bonds	—	55,147	—	—	55,147	—	—	—	52,747
Loans	1.42	388,661	64,652	88,442	70,691	56,700	108,172	4	385,427

TOTAL		¥593,014	¥84,652	¥98,441	¥145,838	¥56,700	¥158,172	¥49,211	¥584,385

LONG-TERM INDEBTEDNESS	Year ended March 31, 2010
		Millions of Yen
			Expected maturity date
(Excluding Capital Lease Obligations and ASC815 fair value adjustment)	Average pay rate	Total	2011	2012	2013	2014	2015	Thereafter	Fair Value
Bonds	2.32%	¥182,455	¥10,000	¥20,000	¥—	¥70,000	¥35,000	¥47,455	¥181,354
Convertible Bonds	—	55,092	—	55,092	—	—	—	—	54,224
Loans	1.18	368,192	83,061	82,088	50,128	73,950	60,902	18,063	356,752

TOTAL		¥605,739	¥93,061	¥157,180	¥50,128	¥143,950	¥95,902	¥65,518	¥592,330

INTEREST RATE SWAPS			Year ended March 31, 2009
					Millions of Yen
						Expected maturity date
Notional amounts (Millions)		Type of swap	Average receive rate	Average pay rate	Total	2010	2011	2012	2013	2014	Thereafter	Fair Value
	¥267,800	Receive floating/Pay fixed	1.13%	1.23%	¥267,800	¥15,000	¥54,000	¥52,300	¥25,000	¥58,000	¥63,500	¥(798)
	18,000	Receive fixed/Pay floating	2.04	1.09	18,000	10,000	8,000	—	—	—	—	213
GBP	90	Receive fixed/Pay fixed	1.03%	4.74%	12,570	561	1,281	2,030	8,698	—	—	(407)
US$	3	Receive fixed/Pay fixed	6.00	6.00	¥295	¥295	¥—	¥—	¥—	¥—	¥—	¥(39)

INTEREST RATE SWAPS			Year ended March 31, 2010
					Millions of Yen
						Expected maturity date
Notional amounts (Millions)		Type of swap	Average receive rate	Average pay rate	Total	2011	2012	2013	2014	2015	Thereafter	Fair Value
	¥282,800	Receive floating/Pay fixed	0.91%	0.99%	¥282,800	¥54,000	¥52,300	¥49,000	¥64,000	¥60,000	¥3,500	¥(2,463)
	8,000	Receive fixed/Pay floating	1.95	0.47	8,000	8,000	—	—	—	—	—	40
GBP	48	Receive fixed/Pay fixed	0.54%	4.34%	¥6,701	¥—	¥1,255	¥4,614	¥—	¥832	¥—	¥(262)

Credit Risk

Ricoh is also exposed to credit-related losses in the event of nonperformance by counterparties to the financial instrument; however, credit risk arising from the nonperformance of counterparties to meet the terms of financial instrument contracts is generally limited to the amounts by which the counterparties’ obligations exceed the obligations of Ricoh. It is Ricoh’s policy to only enter into financial instrument contracts with a diversified group of financial institutions having credit ratings satisfactory to Ricoh to minimize the concentration of credit risk. Therefore, Ricoh does not expect to incur material credit losses on its financial instruments.

Debt/Equity Price Risk

Ricoh has a relatively small portion of marketable securities which are subject to equity price risk arising from changes in their market prices. Marketable securities consist of a diversified pool of Japanese equity securities. Ricoh’s overall investment policy is to invest in highly-liquid, low risk investments.

The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive.

	(Millions of Yen)
	Year ended March 31,
	2009		2010
	Cost	Fair Value	Cost	Fair Value
Debt Securities
Due within one year	¥—	¥—	¥—	¥—
Due after one year through five years	269	269	381	390
Due over five years	1,010	1,010	1,397	1,475
Equity Securities	43,002	45,062	40,552	44,759
Other	—	—	—	—

TOTAL	¥44,281	¥46,341	¥42,330	¥46,624

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Under the terms of the deposit agreement for Ricoh’s ADRs, an ADR holder may have to pay the following service fees to The Bank of New York Mellon, (the “Depositary”):

Fee:	Depositary actions:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Cancellation of ADSs for the purpose of withdrawal, including when the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on the Depositary’s share register to or from the name of the Depositary or its agent when depositing or withdrawing shares

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Expenses of the Depositary	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deducting such fee from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide services until its fees for those services are paid.

Payments made by the Depositary in Fiscal Year 2010

For fiscal year 2010, the Company did not receive any reimbursement funds from the Depositary.

Payments to be made by the Depositary in the Future

          The Depositary, has agreed to reimburse the Company for expenses incurred by the Company that relate to the establishment and maintenance of the ADR program. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses for postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. The Depositary has also agreed to reimburse the Company annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. While there are limits on the amount of expenses for which the Depositary will reimburse the Company, the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Ricoh’s disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed by Ricoh in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to Ricoh’s management, including its Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of its management, including the CEO and CFO, Ricoh evaluated its disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that Ricoh’s disclosure controls and procedures were effective as of March 31, 2009 at a reasonable assurance level, provided that it be understood that any system of control is based in part upon certain assumptions designed to obtain reasonable (but not absolute) assurance as to its effectiveness, and there can be no assurance that Ricoh’s system of control will succeed in achieving its stated objectives.

Management’s Report on Internal Control Over Financial Reporting

Ricoh’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934, as amended. Ricoh’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Ricoh; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Ricoh are being made only in accordance with authorizations of management and directors of Ricoh; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Ricoh’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with internal control policies or procedures may deteriorate.

Ricoh’s management assessed the effectiveness of Ricoh’s internal control over financial reporting as of March 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management’s assessment included evaluating the design of Ricoh’s internal control over financial reporting and testing of the operational effectiveness of Ricoh’s internal control over financial reporting.

Based on such assessment, management concluded that, as of March 31, 2010, Ricoh’s internal control over financial reporting was effective based on the criteria set forth by COSO.

Ricoh’s independent registered accounting firm, KPMG AZSA & Co., has issued an audit report on the effectiveness of Ricoh’s internal control over financial reporting as of March 31, 2010, such report is included in the Consolidated Financial Statements attached hereto.

Changes in Internal Control Over Financial Reporting

There has been no change in Ricoh’s internal control over financial reporting that occurred during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that it does not have an “audit committee financial expert” as defined in Item 16A. of Form 20-F serving on the Board of Corporate Auditors.

The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that that members of the Board of Corporate Auditors possess the appropriate skills and experience, as a group, to carry out their duties as members of the Board of Corporate Auditors, the Company will continue to strive to identify potential candidates that might qualify for this position. The Board of Corporate Auditors will keep under active review the financial expert matter during fiscal year 2011 as part of their overall risk management and compliance program.

Item 16B. Code of Ethics

Ricoh has adopted a code of ethics that applies to its employees, including the President, Chief Executive Officer, Chief Operating Officer, and the senior management of accounting and finance. Such code of ethics of Ricoh is provided hereto as Exhibit 11.

Item 16C. Principal Accountant Fees and Services

The aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International to Ricoh for the years ended March 31, 2009 and 2010, were:

	(Millions of Yen)
	Year ended March 31,
	2009	2010
Audit Fees	1,901	1,678
Audit-related Fees	164	109
Tax Fees	935	344
All Other Fees	8	11

TOTAL	3,008	2,143

Audit Fees consist of fees for the annual audit of Ricoh’s consolidated financial statements, and audit services that are normally provided by our independent accountants.

Audit-related Fees consist of fees for assurance and related services that are reasonably related to due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

Tax Fees consist of fees for tax compliance, tax advice and tax consulting associated with international transfer prices.

All Other Fees consist of fees for all other services such as miscellaneous supporting services not included in any of the categories noted above.

Audit Committee Pre-Approval Policies and Procedures

In accordance with Japanese law, the Company’s independent accountants (Kaikei Kansanin) (“Accounting Auditors”) are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company’s Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company’s Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA & Co. as the Company’s Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 25, 2010.

The Board of Corporate Auditors has adopted policies and procedures to pre-approve all audit and permissible non-audit services provided by the Accounting Auditor (“Pre-approval Policies”). Under the Pre-approval Policies, proposed services either (i) may be pre-approved by the Board of Corporate Auditors without specific consideration on a case-by-case basis if such services do not exceed pre-approved fee levels (“general pre-approval”), or (ii) require the specific pre-approval of the Board of Corporate Auditors (“specific pre-approval”). The Board of Corporate Auditors may delegate its specific pre-approval authority to one or more of its independent members who shall be designated by the Board of Corporate Auditors. Under the Pre-approval Policies, the Accounting Auditors are not allowed to perform any non-audit services which may impair the auditors independence under the rules of the SEC. The appendices to the Pre-approval Policies set out the audit, audit-related, tax and other services, including those described above, that have received the general pre-approval of the Board of Corporate Auditors.

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

During fiscal year 2010, none of the services provided to the Company by KPMG AZSA & Co. were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements and Schedule attached hereto.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation, as amended (English translation)

1.2	Share Handling Regulations, as amended (English translation)

1.3	Regulations of the Board of Directors, as amended (English translation)

1.4	Regulation of the Board of Corporate Auditors, as amended (English translation)

8.1	List of Significant Subsidiaries (See “Organizational structure” in Item 4.C. of this Form 20-F)

11	Code of Ethics (English translation)

12.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.(a)(1)	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

13.(a)(2)	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

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

Date: June 29, 2010

Ricoh Company, Ltd.

Consolidated Financial Statements and Schedule

For the years ended March 31, 2008, 2009 and 2010

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ricoh Company, Ltd.:

We have audited the accompanying consolidated balance sheets of Ricoh Company, Ltd. (a Japanese corporation) and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. We also have audited Ricoh Company, Ltd. internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Ricoh Company, Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As further discussed in Note 2(u) to the consolidated financial statements, effective April 1, 2009, Ricoh Company, Ltd. and subsidiaries adopted Statement of Financial Accounting Standards No. 160, included in “Consolidation” (ASC810).

As further discussed in Note 21 to the consolidated financial statements, the Company issued ¥60.0 billion of unsecured bonds on June 22, 2010.

The accompanying consolidated financial statements as of and for the year ended March 31, 2010 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

June 25, 2010

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Balance Sheets

March 31, 2009 and 2010

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	¥258,484	¥242,165	$2,603,925
Time deposits	2,043	1,723	18,527
Trade receivables:
Notes	45,781	45,277	486,849
Accounts	460,519	443,089	4,764,398
Less - Allowance for doubtful receivables	(21,533)	(16,896)	(181,677)
Current maturities of long-term finance receivables, net	195,617	196,144	2,109,075
Inventories:
Finished goods	123,798	95,436	1,026,193
Work in process and raw materials	67,772	73,815	793,710
Deferred income taxes and other	79,385	63,859	686,656

Total current assets	1,211,866	1,144,612	12,307,656

Property, plant and equipment, at cost:
Land	45,693	44,998	483,849
Buildings	235,905	246,469	2,650,204
Machinery and equipment	613,879	656,962	7,064,108
Construction in progress	23,459	27,682	297,656

Total	918,936	976,111	10,495,817
Less - accumulated depreciation	(649,600)	(713,090)	(7,667,634)

Net property, plant and equipment	269,336	263,021	2,828,183

Investments and other assets:
Long-term finance receivables, net	465,262	445,896	4,794,581
Investment securities	47,815	49,049	527,409
Investments in and advances to affiliates	1,248	819	8,806
Goodwill	250,330	246,637	2,652,011
Other intangible assets	165,126	147,886	1,590,172
Lease deposits and other	102,512	86,023	924,978

Total investments and other assets	1,032,293	976,310	10,497,957

Total assets	¥2,513,495	¥2,383,943	$25,633,796

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥184,210	¥75,701	$813,989
Current maturities of long-term indebtedness	85,582	94,026	1,011,032
Trade payables:
Notes	12,914	12,211	131,301
Accounts	272,499	261,186	2,808,452
Accrued income taxes	10,317	15,263	164,118
Accrued expenses and other	207,969	202,017	2,172,226

Total current liabilities	773,491	660,404	7,101,118

Long-term liabilities:
Long-term indebtedness	509,403	514,718	5,534,602
Accrued pension and severance costs	156,625	140,460	1,510,323
Deferred income taxes and other	49,626	44,487	478,355

Total long-term liabilities	715,654	699,665	7,523,280

Commitments and contingent liabilities (Note 16)

Equity:
Ricoh Company, Ltd. shareholders’ equity:
Common stock;
Authorized - 1,500,000,000 shares in 2009 and 2010
Issued and outstanding - 744,912,078 shares and 725,679,726 shares in 2009 and 744,912,078 shares and 725,591,355 shares in 2010	135,364	135,364	1,455,527
Additional paid-in capital	186,083	186,083	2,000,892
Retained earnings	815,725	820,701	8,824,742
Accumulated other comprehensive loss	(125,121)	(132,051)	(1,419,903)
Treasury stock at cost; 19,232,352 shares in 2009 and 19,320,723 shares in 2010	(36,678)	(36,756)	(395,226)

Total Ricoh Company, Ltd. shareholders’ equity	975,373	973,341	10,466,032

Noncontrolling interests	48,977	50,533	543,366

Total equity	1,024,350	1,023,874	11,009,398

Total liabilities and equity	¥2,513,495	¥2,383,943	$25,633,796

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Income

For the Years Ended March 31, 2008, 2009 and 2010

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Net sales:
Products	¥1,292,228	¥1,027,694	¥964,564	$10,371,656
Post sales and rentals	817,230	955,490	952,676	10,243,828
Other revenue	110,531	108,512	99,097	1,065,559

Total	2,219,989	2,091,696	2,016,337	21,681,043

Cost of sales:
Products	855,852	710,892	681,986	7,333,183
Post sales and rentals	346,945	440,510	433,781	4,664,312
Other revenue	89,465	85,908	78,227	841,150

Total	1,292,262	1,237,310	1,193,994	12,838,645

Gross profit	927,727	854,386	822,343	8,842,398
Selling, general and administrative expenses	746,221	779,850	756,346	8,132,753

Operating income	181,506	74,536	65,997	709,645

Other (income) expenses:
Interest and dividend income	(6,341)	(5,227)	(3,472)	(37,333)
Interest expense	4,835	5,863	8,144	87,570
Foreign currency exchange loss, net	10,901	15,575	4,756	51,140
Losses on impairment of securities	142	26,837	169	1,817
Other, net	(2,700)	549	(1,124)	(12,086)

Total	6,837	43,597	8,473	91,108

Income before income taxes and equity in earnings of affiliates	174,669	30,939	57,524	618,537
Provision for income taxes:
Current	58,426	27,321	27,495	295,645
Deferred	4,970	(5,163)	183	1,968

Total	63,396	22,158	27,678	297,613

Equity in earnings of affiliates	1,247	71	6	65
Consolidated net income	112,520	8,852	29,852	320,989

Net income attributable to noncontrolling interests	6,057	2,322	1,979	21,279

Net income attributable to Ricoh Company, Ltd.	¥106,463	¥6,530	¥27,873	$299,710

	Yen			U.S. Dollars
	2008	2009	2010	2010
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.
Basic:	146.04	9.02	38.41	0.41
Diluted:	142.15	8.75	37.36	0.40

Cash dividends paid	¥31.00	¥35.00	¥31.50	$0.34

Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.
Basic:	730.20	45.10	192.05	2.05
Diluted:	710.75	43.75	186.80	2.00

Cash dividends paid	¥155.00	¥175.00	¥157.50	$1.70

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended March 31, 2008, 2009 and 2010

	Millions of Yen
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Ricoh Company, Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2007	¥135,364	¥186,454	¥752,398	¥26,998	¥(30,301)	¥1,070,913	¥56,869	¥1,127,782

Cumulative effect of a change in accounting principle - adoption of accounting guidance for sabbatical leave and other similar benefits, net of tax	—	—	(995)	—	—	(995)	—	(995)

Balance at April 1, 2007, as adjusted	135,364	186,454	751,403	26,998	(30,301)	1,069,918	56,869	1,126,787

Loss on disposal of treasury stock		(6)				(6)		(6)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(22,628)			(22,628)		(22,628)
Comprehensive income
Consolidated net income			106,463			106,463	6,057	112,520
Net unrealized holding losses on available-for-sale securities				(7,685)		(7,685)	(88)	(7,773)
Pension liability adjustments				(11,382)		(11,382)	(119)	(11,501)
Net unrealized losses on derivative instruments				(380)		(380)	(40)	(420)
Cumulative translation adjustments				(38,556)		(38,556)	(176)	(38,732)

Total comprehensive income						48,460	5,634	54,094

Net changes in treasury stock					(15,548)	(15,548)		(15,548)
Dividends to noncontrolling interests							(837)	(837)
Purchase of noncontrolling interests							(3,383)	(3,383)

Balance at March 31, 2008	¥135,364	¥186,448	¥835,238	¥(31,005)	¥(45,849)	¥1,080,196	¥58,283	¥1,138,479

Cumulative effect of a change in accounting principle - adoption of accounting guidance for measurement date change for postretirement benefit plans, net of tax	—	—	(643)	(6)	—	(649)	—	(649)

Balance at April 1, 2008, as adjusted	135,364	186,448	834,595	(31,011)	(45,849)	1,079,547	58,283	1,137,830

Loss on disposal of treasury stock		(365)	(80)			(445)		(445)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(25,320)			(25,320)		(25,320)
Comprehensive income (loss)
Consolidated net income			6,530			6,530	2,322	8,852
Net unrealized holding gains (losses) on available-for-sale securities				532		532	(121)	411
Pension liability adjustments				(33,507)		(33,507)	(55)	(33,562)
Net unrealized gains on derivative instruments				35		35	2	37
Cumulative translation adjustments				(61,170)		(61,170)	(198)	(61,368)

Total comprehensive income (loss)						(87,580)	1,950	(85,630)

Net changes in treasury stock					9,171	9,171		9,171
Dividends to noncontrolling interests							(683)	(683)
Issuance of treasury stock in exchange for subsidiary’s stock							(10,573)	(10,573)

Balance at March 31, 2009	¥135,364	¥186,083	¥815,725	¥(125,121)	¥(36,678)	¥975,373	¥48,977	¥1,024,350

Loss on disposal of treasury stock			(39)			(39)		(39)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(22,858)			(22,858)		(22,858)
Comprehensive income
Consolidated net income			27,873			27,873	1,979	29,852
Net unrealized holding gains on available-for-sale securities				524		524	10	534
Pension liability adjustments				6,966		6,966	65	7,031
Net unrealized gains (losses) on derivative instruments				(784)		(784)	4	(780)
Cumulative translation adjustments				(13,636)		(13,636)	2	(13,634)

Total comprehensive income						20,943	2,060	23,003

Net changes in treasury stock					(78)	(78)		(78)
Dividends to noncontrolling interests							(504)	(504)

Balance at March 31, 2010	¥135,364	¥186,083	¥820,701	¥(132,051)	¥(36,756)	¥973,341	¥50,533	¥1,023,874

	Thousands of U.S. Dollars
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total Ricoh Company, Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	$1,455,527	$2,000,892	$8,771,237	$(1,345,387)	$(394,387)	$10,487,882	$526,634	$11,014,516

Loss on disposal of treasury stock			(419)			(419)		(419)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(245,785)			(245,785)		(245,785)
Comprehensive income
Consolidated net income			299,710			299,710	21,279	320,989
Net unrealized holding gains on available-for-sale securities				5,634		5,634	108	5,742
Pension liability adjustments				74,903		74,903	699	75,602
Net unrealized gains (losses) on derivative instruments				(8,430)		(8,430)	43	(8,387)
Cumulative translation adjustments				(146,623)		(146,624)	22	(146,602)

Total comprehensive income						225,193	22,151	247,344

Net changes in treasury stock					(839)	(839)		(839)
Dividends to noncontrolling interests							(5,419)	(5,419)

Balance at March 31, 2010	$1,455,527	$2,000,892	$8,824,742	$(1,419,903)	$(395,226)	$10,466,032	$543,366	$11,009,398

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2008, 2009 and 2010

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income	¥112,520	¥8,852	¥29,852	$320,989
Adjustments to reconcile consolidated net income to net cash provided by operating activities
Depreciation and amortization	95,788	101,817	98,941	1,063,882
Equity in earnings of affiliates, net of dividends received	(622)	117	(6)	(65)
Deferred income taxes	4,970	(5,163)	183	1,968
Losses on disposals and sales of property, plant and equipment	2,174	1,885	2,586	27,806
Losses on impairment of securities	142	26,837	169	1,817
Pension and severance costs, less payments	(320)	2,031	(2,677)	(28,785)
Changes in assets and liabilities, net of effects from acquisition-
(Increase) decrease in trade receivables	(16,567)	37,913	5,475	58,871
Decrease in inventories	129	2,836	19,599	210,742
(Increase) decrease in finance receivables	(17,183)	(3,050)	23,397	251,581
Decrease in trade payables	(7,491)	(97,372)	(10,124)	(108,860)
(Decrease) increase in accrued income taxes and accrued expenses and other	5,216	(14,094)	15,589	167,624
Other, net	15,607	24,879	7,719	83,000

Net cash provided by operating activities	194,363	87,488	190,703	2,050,570

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	1,194	454	1,591	17,108
Expenditures for property, plant and equipment, including interest capitalized	(85,205)	(96,945)	(66,979)	(720,204)
Payments for purchases of available-for-sale securities	(97,958)	(1,781)	(701)	(7,538)
Proceeds from sales of available-for-sale securities	100,025	243	1,027	11,043
(Increase) decrease in time deposits	(240)	(615)	249	2,677
Purchase of business, net of cash acquired	(96,796)	(157,404)	(4,760)	(51,183)
Other, net	(19,370)	(27,124)	(19,997)	(215,021)

Net cash used in investing activities	(198,350)	(283,172)	(89,570)	(963,118)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term indebtedness	67,166	237,116	46,965	505,000
Repayment of long-term indebtedness	(75,716)	(59,500)	(66,564)	(715,742)
(Decrease) increase in short-term borrowings, net	(14,598)	110,211	(105,250)	(1,131,720)
Proceeds from issuance of long-term debt securities	—	85,000	55,000	591,398
Repayment of long-term debt securities	(10,000)	(50,539)	(20,000)	(215,054)
Dividends paid	(22,628)	(25,320)	(22,858)	(245,785)
Payment for purchase of treasury stock	(15,770)	(644)	(183)	(1,968)
Other, net	(639)	(410)	(488)	(5,247)

Net cash provided by (used in) financing activities	(72,185)	295,914	(113,378)	(1,219,118)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(8,958)	(12,353)	(4,074)	(43,807)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(85,130)	87,877	(16,319)	(175,473)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	255,737	170,607	258,484	2,779,398

CASH AND CASH EQUIVALENTS AT END OF YEAR	¥170,607	¥258,484	¥242,165	$2,603,925

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR-
Interest, excluding interest capitalized	¥8,619	¥9,352	¥11,039	$118,699
Income taxes	76,220	56,764	9,167	98,570

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS

Ricoh Company, Ltd. (the “Company”) was established in 1936 and is headquartered in Tokyo, Japan. The Company and consolidated subsidiaries (“Ricoh” as a consolidated group) is a world-wide supplier of office automation equipment, including copiers, facsimile machines, data processing systems, printers and related supplies. Ricoh is also well known for its state-of-the-art electronic devices, digital photographic equipment and other products.

Ricoh distributes its products primarily through domestic (Japanese) and foreign sales subsidiaries. Overseas, Ricoh owns and distributes not only Ricoh brand products but also other brands, such as Lanier, Savin and Infotec.

Ricoh manufactures its products primarily in 16 plants in Japan and 10 plants overseas, which are located in the United States, United Kingdom, France, China and Thailand.

2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

(a) Basis of Presentation

The accompanying consolidated financial statements for each of the years in the three year period ended March 31, 2010 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen amounts into U.S. Dollar equivalents as of and for the year ended March 31, 2010 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of ¥93 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2010.

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

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities’ operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

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

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh’s product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

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

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(d) Foreign Currency Translation

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(e) Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for-sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(f) Derivative Financial Instruments and Hedging Activities

As discussed further in Note 15, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (“fair value hedge”), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction (“cash flow hedge”), or (3) a foreign currency fair value or cash flow hedge (“foreign currency hedge”). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

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

(h) Securities

Ricoh’s investments in debt and marketable equity securities are classified as trading or available-for-sale securities. Trading securities are reported at fair value with gains and losses recognized in current earnings. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

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

(j) Property, Plant and Equipment

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 37% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the years ended March 31, 2008, 2009 and 2010 are summarized below:

	2008	2009	2010
Buildings	10.1%	10.7%	12.2%
Machinery and equipment	43.1	44.4	39.5

The aggregate cost included in property, plant and equipment and related accumulated depreciation for certain leased buildings, machinery and equipment are accounted as of March 31, 2009 and 2010 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Aggregate cost	¥6,003	¥7,349	$79,022
Accumulated depreciation	5,161	5,260	56,559

The related future minimum lease payments and the present value of the net minimum lease payments as of March 31, 2010 were ¥3,001 million ($32,269 thousand) and ¥2,965 million ($31,882 thousand), respectively.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(k) Capitalized Software Costs

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 5 years.

(l) Goodwill and Other Intangible Assets

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

On April 1, 2002, Ricoh selected an annual goodwill impairment measurement date of September 30. After completing its annual impairment testing as of September 30, 2008, Ricoh acquired IKON Office Solutions, Inc. (“IKON”) on October 31, 2008, which resulted in Ricoh recognizing a material amount of goodwill. However, the business climate in which Ricoh operates changed significantly in an adverse manner from October 2008, and Ricoh believed that such adverse change might reduce the fair value of such reporting unit below its carrying amount. Therefore, Ricoh performed additional impairment testing as of December 31, 2008. As a result of such additional impairment testing, Ricoh decided to change its annual impairment measurement date for goodwill to December 31 in order to better align the goodwill impairment measurement date with its acquisition of IKON on October 31, 2008. This change to the date of Ricoh’s annual goodwill impairment test constitutes a change in the method of applying an accounting principle. Ricoh believes that this change in accounting principle is preferable. However, the change in the impairment measurement date had no impact on Ricoh’s prior period financial statements.

Ricoh completed its annual impairment assessment of goodwill and indefinite-lived intangible assets for the years ended March 31, 2008, 2009 and 2010 and determined that no impairment charge was necessary.

(m) Pension and Retirement Allowances Plans

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

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

On April 1, 2007, Ricoh adopted the guidance on accounting for uncertainty in income taxes which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income.

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

Ricoh recognized impairment losses of ¥518 million ($5,570 thousand), as a component of selling, general and administrative expenses, related to toolings, jigs and other assets of digital camera manufacturing facilities for the year ended March 31, 2010. As a result of worsening economic circumstances, Ricoh estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of these assets was determined using discounted cash flow method. The impairment losses were included in the results of Other segment.

Ricoh made a decision to vacate one of its office facilities as a part of the redeployment of office around the Tokyo metropolitan area. As a result, Ricoh recognized impairment losses of ¥828 million ($8,903 thousand), as a component of selling, general and administrative expenses, related to land, buildings, building-associated assets, and structures which were not expected to use as business assets for the year ended March 31, 2010. The fair value of these assets was determined based on a quoted market price. The impairment losses were included in the results of Imaging & Solutions segment.

Ricoh recognized impairment losses of ¥511 million ($5,495 thousand), as a component of selling, general and administrative expenses, related primarily to plant and equipment of its meter production equipment business for the year ended March 31, 2010. As a result of continued sluggish demand in the measuring equipment manufacturing industry and diminished profitability of this business, Ricoh estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of these assets was determined using discounted cash flow method. The impairment losses were included in the results of Industrial Products segment.

Additionally, Ricoh also recognized impairment losses of ¥496 million ($5,333 thousand), related to other immaterial business for the year ended March 31, 2010. These assets were comprised in Other segment.

(r) Net income attributable to Ricoh Company, Ltd. Per Share

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(s) Non-cash Investing and Financing Transactions

Non-cash investing and financing transactions are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Debt assumed in connection with business acquisition	—	¥81,737	¥3,941	$42,376
Issuance of treasury stock in exchange for subsidiary’s stock	—	¥9,138	—	—

(t) Use of Estimates

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(u) Recently Adopted New Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No.141R, “Business Combinations”(ASC 805). This guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquire and the goodwill acquired. It also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. It is effective for fiscal years beginning on or after December 15, 2008, and was adopted by Ricoh in the first quarter beginning April 1, 2009. Adoption of the new guidance did not have a material effect on Ricoh’s consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements”(ASC 810). This guidance establishes new accounting and reporting standards for noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. This guidance establishes new accounting and reporting for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This guidance requires disclosure that clearly identifies and distinguishes the interests of the parent and the interest of the noncontrolling owners. This guidance is effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which must be applied retrospectively for all periods presented, and was adopted by Ricoh in the first quarter beginning April 1, 2009. Upon adoption of this guidance, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Also, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts have been classified to conform with this guidance.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employer’s Disclosures about Postretirement Benefit Plan Assets”(ASC 715). This guidance requires additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plan. It is effective for fiscal years ending after December 15, 2009, and was adopted by Ricoh in the fiscal year ending March 31, 2010. The only impact from this guidance was to require Ricoh to expand disclosures regarding benefit plan assets. Refer to Note 11-pension and retirement allowance plans.

In January 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-06. This ASU amends the disclosure requirements related to fair value measurements. It requires disclosures of fair value measurements by “class”, which is generally a subset of assets and liabilities within a financial statements line item. Additionally, for fair value measurements using significant observable inputs (Level 2 fair value measurements) or significant unobservable inputs (Level 3 fair value measurements), it also requires disclosures the valuation technique and the inputs used in determining fair value for each class of assets and liabilities. It is effective for interim and fiscal years beginning after December 15, 2009, and was adopted by Ricoh in the forth quarter beginning January 1, 2010. The only impact from the ASU was to require Ricoh to amend disclosures regarding fair value measurements. Refer to Note 18-fair value measurements.

Ricoh applied accounting guidance on the disclosure requirements related to nonrecurring fair value measurements for certain nonfinancial assets and liabilities in the first quarter beginning April 1, 2009. The only impact from this guidance was to require Ricoh to amend disclosures nonrecurring fair value measurements for certain nonfinancial assets and liabilities for Level 3 fair value measurements.

3. ACQUISITION

In October 2008, Ricoh acquired IKON through the Company’s wholly owned U.S. distribution subsidiary, Ricoh Americas Corporation (“RAC”) for total cash consideration of ¥170,310 million, including transaction costs. This acquisition was financed with bank loans. IKON supplies and services a wide range of office equipment, such as MFPs, fax machines and printers, in the North America and the Western European markets. With this acquisition, Ricoh aims to strengthen and broaden its business opportunities and infrastructure in the North America and Europe by capitalizing on IKON’s broad sales and service network and gaining access to IKON’s customer relationships, which includes large private corporations as well as government and public sector entities/organizations.

Ricoh applied the purchase method of accounting to account for the acquisition and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of IKON based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net identifiable assets acquired was recorded as goodwill that is not tax deductible. Ricoh reflected certain preliminary estimates with respect to the value of the underlying net assets of IKON in determining amounts of the goodwill. Assets, liabilities and operations of IKON has been included in the accompanying consolidated financial statements since the acquisition date

In connection with the acquisition of IKON, Ricoh recorded certain liabilities in accordance with the guidance issued by FASB on recognition of liabilities in connection with a purchase business combination. These liabilities included those for workforce reductions and facilities consolidation, intended to align the company’s capacity and infrastructure, and promote synergies within the business to provide more effective services to customers. The liabilities include mainly accrual for severance of ¥2,029 million, and property exit cost ¥1,008 million associated with the acquisition of IKON.

During fiscal year 2010, the purchase price allocation of IKON was completed and Ricoh recorded adjustments of approximately ¥2,475 million in goodwill as a result of fair value adjustments for the prior year acquisition of IKON, which relates primarily to inventory, net deferred tax assets and long term liabilities. The following table reflects the finalized purchase price allocation of IKON:

Millions of Yen
Receivables and other assets	¥139,252
Property and equipment	18,798
Identifiable intangible assets	55,566
Goodwill	145,753
Trade Payables	(23,616)
Indebtedness	(81,737)
Other liabilities	(83,706)

Total cash consideration	¥170,310

Identifiable intangible assets of IKON included a trademark of ¥1,968 million which was estimated to have remaining useful life of 3 years, customer relationships of ¥53,136 million which were estimated to have remaining useful life of 10 years to 20 years, and other intangible assets of ¥462 million. Goodwill arising from the acquisition of IKON has been allocated to the Imaging & Solutions segment. The primary items that generated the goodwill are the value of the synergies between IKON and Ricoh and the acquired assembled workforce, neither of which qualify as an identifiable intangible asset.

Supplemental unaudited pro forma information, as if the IKON acquisition were consummated at the beginning of fiscal years ended March 31, 2008 and 2009, is as follows:

	Millions of yen
	2008	2009
Net sales	¥2,640,126	¥2,301,087
Net income attributable to Ricoh Company, Ltd.	112,218	3,326

	Yen
	2008	2009
Net income attributable to Ricoh Company, Ltd. per share:
Basic	¥153.93	¥4.59
Diluted	149.84	4.44

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

In June 2007, Ricoh and International Business Machines Corporation (“IBM”) completed formation of a joint venture company (now known as InfoPrint Solutions Company, LLC) which was spun-out from IBM’s Printing Systems Division to provide output solutions for production printing area. InfoPrint Solutions Company, LLC has benefited from access to IBM’s powerful worldwide distribution and sales network, as well as extensive printer development capabilities. The consideration was paid in a form of cash for the initial 51% acquisition of InfoPrint Solutions Company, LLC by Ricoh as well as a prepayment for the remaining 49% to be acquired and certain royalties and services to be provided by IBM to InfoPrint Solutions Company, LLC. Ricoh has progressively acquired the remaining 49% over the next three years since the acquisition, approximately 4% per each quarter, as InfoPrint Solutions Company, LLC becomes a wholly owned subsidiary. Ricoh had an approximately 95.9% equity in InfoPrint Solutions Company, LLC as of March 31, 2010. Ricoh applied the purchase method of accounting to account for the acquisition.

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

The following table reflects the purchase price allocation of InfoPrint Solutions Company, LLC.

Millions of Yen
Receivables and other assets	¥18,121
Property and equipment	2,214
Identifiable intangible assets	38,091
Goodwill	50,301
Liabilities	(15,772)

Total cash consideration	¥92,955

Identifiable intangible assets of InfoPrint Solutions Company, LLC primarily included trademarks of ¥16,852 million which were estimated to have remaining useful lives of 5 years to 7 years, existing maintenance contracts of ¥8,289 million which were estimated to have remaining useful life of 9 years, outsourcing agreement of ¥5,162 million which were estimated to have remaining useful lives of 1 year to 6 years, and other intangible assets of ¥7,788 million. Goodwill arising from the acquisition of InfoPrint Solutions Company, LLC has been allocated to the Imaging & Solutions segment, and deductible for tax purposes.

Ricoh acquired other immaterial entities during the year ended March 31, 2008, 2009 and 2010 for a consideration of ¥3,840 million, ¥4,777 million and ¥4,760 million ($51,183 thousand), net of cash acquired, respectively.

4. FINANCE RECEIVABLES

Finance receivables as of March 31, 2009 and 2010 are comprised primarily of lease receivables and installment loans.

Ricoh’s products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary, and to overseas customers primarily through certain overseas subsidiaries. These leases are accounted for as sales-type leases. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh’s lease receivables as of March 31, 2009 and 2010 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Minimum lease payments receivable	¥645,890	¥617,883	$6,643,903
Estimated non-guaranteed residual value	8,303	10,967	117,925
Unearned income	(43,701)	(43,609)	(468,914)
Allowance for doubtful receivables	(10,394)	(10,706)	(115,118)

Lease receivables, net	600,098	574,535	6,177,796
Less - Current portion of lease receivable, net	(194,348)	(191,884)	(2,063,269)

Amounts due after one year, net	¥405,750	¥382,651	$4,114,527

As of March 31, 2010, the minimum lease payments receivable due in each of the next five years and thereafter are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2011	¥212,525	$2,285,215
2012	176,142	1,894,000
2013	123,247	1,325,236
2014	70,940	762,796
2015	28,483	306,269
2016 and thereafter	6,546	70,387

Total	¥617,883	$6,643,903

Ricoh Leasing Company, Ltd. has also extended certain other types of loans as part of its business activity, which are primarily residential housing loans to current or former employees and private individuals in Japan secured by the underlying real estate properties. Loan terms range from 15 years to 30 years with monthly repayments. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2009 and 2010 was ¥60,781 million and ¥67,505 million ($725,860 thousand), respectively. The current portion of loans receivable was ¥1,269 million and ¥4,260 million ($45,806 thousand), respectively, as of March 31, 2009 and 2010, and was included in current maturities of long-term finance receivables, net in the accompanying consolidated balance sheets. Loan activity for the years ended March 31, 2008, 2009 and 2010 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Extension of new loans	¥14,356	¥15,324	¥15,392	$165,505
Repayment of outstanding loans	12,319	9,670	8,586	92,323

Ricoh sold certain finance lease receivables in prior years through revolving securitization transactions, which were structured as special purpose entities (“SPE”). The value assigned to undivided interests retained in these transactions was based on the fair value of retained interests as of a transfer of these receivables and was reflected in its consolidated balance sheets. Ricoh expects certain unrecoverable amount for lease receivables and reflects such unrecoverable amount in measuring fair value of retained interest. Ricoh’s retained interests are subordinate to the investors’ interests. Their value is subject to credit, prepayment and interest rate risk on the sold financial assets. The investors and SPE that hold the lease receivables have limited recourse to Ricoh’s retained interest in such receivables for failure of debtors to pay. Ricoh determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on credit losses and other information as available and are discounted at a rate which Ricoh believes is commensurate with the risk free rate plus a risk premium. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the years ended March 31, 2009 and 2010 are as follows:

	2009	2010
Expected credit losses	1.23% – 1.26%	1.84% – 1.86%
Discount rate	2.00% – 3.00%	2.00% – 3.00%
Annual prepayment rate	4.35% – 8.76%	3.39% – 9.94%
Weighted average residual period (in years)	5.06	4.99

The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2010 is presented below.

	Millions of Yen	Thousands of U.S. Dollars
	2010	2010
Carrying value of retained interests (included in lease deposits and other in the consolidated balance sheet)	¥5,816	$62,538
Expected credit losses:
+10%	(83)	(892)
+20%	(166)	(1,785)
Discount rate:
+10%	(19)	(204)
+20%	(38)	(409)
Annual prepayment rate:
+10%	(162)	(1,742)
+20%	(324)	(3,484)

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

The following table summarizes certain cash flows received from and paid to the SPE for all securitization activity for the years ended March 31, 2008, 2009 and 2010:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Servicing fees received	¥20	¥13	¥11	$118
Repurchases of delinquent or ineligible assets	2,527	2,037	1,606	17,269
Transferred lease receivables, net of retained interest	13,937	9,143	8,811	94,742
Repurchases of terminated securitization of assets	—	10,000	—	—
Payments by terminating revolving securitization of assets	2,779	3,608	1,141	12,269

The components of all receivables managed and securitized, amounts of delinquencies and the components of net credit losses as of March 31, 2009 and 2010, and for the years then ended, are as follows:

	Millions of Yen
	2009			2010
	Total principal amount of receivables	Principal amount of receivables 4 months or more past due	Net credit losses	Total principal amount of receivables	Principal amount of receivables 4 months or more past due	Net credit losses
Principal amount outstanding	¥635,965	¥2,710	¥4,048	¥610,870	¥5,419	¥4,991
Less - Receivables securitized	(25,473)			(25,629)

Receivables held in portfolio	¥610,492			¥585,241

	Thousands of U.S. Dollars
	2010
	Total principal amount of receivables	Principal amount of receivables 4 months or more past due	Net credit losses
Principal amount outstanding	$6,568,495	$58,269	$53,667
Less - Receivables securitized	(275,581)

Receivables held in portfolio	$6,292,914

5. SECURITIES

Securities as of March 31, 2009 and 2010, consist of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Current:
Trading securities	¥725	¥—	$—

Non-current:
Available-for-sale securities	¥46,341	¥46,624	$501,333
Non-marketable equity securities	1,474	2,425	26,075

	¥47,815	¥49,049	$527,408

The respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale securities as of March 31, 2009 and 2010 are as follows:

	Millions of Yen								Thousands of U.S. Dollars
	2009				2010				2010
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Non-current:
Equity securities	¥43,002	¥2,650	¥590	¥45,062	¥40,552	¥5,300	¥1,093	¥44,759	$436,043	$56,989	$11,753	$481,279
Corporate debt securities	1,279	0	—	1,279	1,778	87	—	1,865	19,118	935	—	20,054

	¥44,281	¥2,650	¥590	¥46,341	¥42,330	¥5,387	¥1,093	¥46,624	$455,161	$57,924	$11,753	$501,333

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2010 are as follows:

	Millions of Yen
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
2010:
Noncurrent:
Available-for-sale:
Equity securities	¥26,871	¥836	¥985	¥257	¥27,856	¥1,093

	Thousands of U.S. Dollars
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
2010:
Noncurrent:
Available-for-sale:
Equity securities	$288,936	$8,989	$10,591	$2,764	$299,527	$11,753

Gross unrealized holding losses of available-for-sale securities as of March 31, 2010 consist of 37 kinds of securities. Ricoh judged the decline in fair value of investment securities at yearend to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors. Ricoh judged the degree of decline in fair value of investment securities against the fair value to be immaterial.

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2010, regardless of their balance sheet classification, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Cost	Fair value	Cost	Fair value
Due after one year through five years	¥381	¥390	$4,097	$4,194
Over five years	1,397	1,475	15,021	15,860

	¥1,778	¥1,865	$19,118	$20,054

Proceeds from the sales of available-for-sale securities were ¥100,025 million, ¥243 million and ¥1,027 million ($11,043 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.

There were no significant realized gains and losses from the sales of available-for-sale securities for the years ended March 31, 2008, 2009 and 2010.

There were no significant realized gains and losses on valuation of available-for-sale securities for the year ended March 31, 2008. The losses on impairment of available-for-sale securities were ¥26,543 million for the year ended March 31, 2009. The number of impaired available-for-sale securities was 23 for the years ended March 31, 2009. The cause of the impairment was the decline of the stock markets. Ricoh regarded these losses as other-than-temporary impairments because it did not believe that the quoted market price of such securities would recover to its cost basis within the near term, as of March 31, 2009. There were no significant losses on impairment of available-for-sale securities for the years ended March 31, 2010.

As for unrealized gains (losses) on securities in accumulated other comprehensive income (loss) for the years ended March 31, 2009 and 2010 and related reclassification adjustments for (gains) losses realized in net income for the years ended March 31, 2008, 2009 and 2010, refer to Note 13-other comprehensive income (loss).

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Ricoh’s equity in the underlying net book values of the companies is approximately equal to their individual carrying values of ¥1,248 million and ¥819 million ($8,806 thousand) at March 31, 2009 and 2010, respectively.

On November 30, 2007, Ricoh sold the part of shares of common stock of Sindoh Co., Ltd. The gain on sale of the shares was not material. As a result, proportion of ownership interest Sindoh Co., Ltd. by Ricoh decreased to under 20% and Ricoh also no longer had the ability to exercise significant influence. Therefore, Ricoh accounted for Sindoh Co., Ltd. on equity method and included the financial results of Sindoh Co., Ltd. up to November 30, 2007. Sindoh Co., Ltd. was excluded from affiliate companies accounted for equity method after that time.

Those securities are classified into available for sale security and presented in investment securities in the balance sheet on March 31, 2009 and 2010.

Summarized financial information for all affiliates as of March 31, 2009 and for the years ended March 31, 2008 and 2009 is as follows (some operation data for entities reflect only the period the current affiliates and former affiliates were affiliates of Ricoh and its subsidiaries’ affiliates):

Millions of Yen
Financial Position	2009
Assets:
Current assets	¥375
Other assets	99

¥474

Liabilities and equity:
Current liabilities	¥273
Other liabilities	6
Equity	195

¥474

	Millions of Yen
Operations	2008	2009
Sales	¥68,662	¥4,617
Costs and expenses	64,013	4,785

Net income (loss) attributable to controlling interests	¥4,649	¥(168)

Summarized financial information for all affiliates as of March 31, 2010 and for the years ended March 31, 2010 is omitted because these investees are insignificant to Ricoh’s consolidated financial position or results of operations.

The significant transactions of Ricoh with these affiliates for the years ended March 31, 2008 and 2009, and the related account balances at March 31, 2009 are summarized as follows:

	Millions of Yen
	2008	2009
Transactions:
Sales	¥20,184	¥6,677
Purchases	21,274	1,773
Dividend income	625	188

Unrealized profits regarding the above transactions were eliminated in the consolidated financial statements.

Millions of Yen
2009
Account balances:
Receivables	¥422
Payables	32

Transactions of Ricoh with these affiliates for the years ended March 31, 2010, and the related account balances at March 31, 2010 are omitted because there were no significant transactions with these affiliates.

As of March 31, 2010, consolidated retained earnings included undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of ¥26,683 million ($286,914 thousand). This amount included undistributed earnings of ¥22,241 million ($239,151 thousand) of Coca-Cola West Company, Limited and of ¥4,428 million ($47,613 thousand) of Sindoh Co., Ltd. as of the date that Ricoh ceased applying the equity method. Ricoh ceased applying the equity method for Coca-Cola West Company, Limited and Sindoh Co., Ltd. in the years ended March 2007 and March 2008, respectively because proportion of ownership interest by Ricoh decreased under 20% and there was no evidence which indicates that Ricoh had the ability to exercise significant influence over operating and financial policies of Coca-Cola West Company, Limited and Sindoh Co., Ltd.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization as of March 31, 2009 and 2010 is as follows:

	Millions of Yen
	2009			2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥128,142	¥(68,774)	¥59,368	¥141,046	¥(83,622)	¥57,424
Trademarks and customer relationships	110,867	(29,793)	81,074	106,776	(38,644)	68,132
Other	31,973	(8,501)	23,472	33,250	(11,740)	21,510

Total	270,982	(107,068)	163,914	281,072	(134,006)	147,066

Other intangible assets not subject to amortization			1,212			820

Total other intangible assets			¥165,126			¥147,886

	Thousands of U.S. Dollars
	2010
	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	$1,516,623	$(899,161)	$617,463
Trademarks and customer relationships	1,148,129	(415,527)	732,602
Other	357,526	(126,236)	231,290

Total	3,022,278	(1,440,924)	1,581,355

Other intangible assets not subject to amortization			8,817

Total other intangible assets			$1,590,172

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2008, 2009 and 2010 was ¥23,026 million, ¥26,931 million and ¥28,612 million ($307,655 thousand), respectively. The future amortization expense for each of the next five years relating to existing intangible assets is estimated to be the following at March 31, 2010:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2011	¥28,872	$310,451
2012	26,650	286,559
2013	20,856	224,258
2014	16,724	179,827
2015	13,662	146,903

The changes in the carrying amounts of goodwill for the years ended March 31, 2009 and 2010, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Balance at beginning of year	¥112,538	¥250,330	$2,691,720
Goodwill acquired during the year	145,625	6,579	70,741
Foreign exchange impact and other	(7,833)	(10,272)	(110,451)

Balance at end of year	¥250,330	¥246,637	$2,652,010

As of March 31, 2010, all of the carrying value of goodwill was allocated to the Imaging & Solutions segment.

8. INCOME TAXES

Income (loss) before income taxes and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Income (loss) before income taxes and equity in Earnings of Affiliates
Domestic	¥110,986	¥31,861	¥58,564	$629,720
Foreign	63,683	(922)	(1,040)	(11,183)

	¥174,669	¥30,939	¥57,524	$618,537

Provision for income taxes:
Current:
Domestic	¥38,199	¥20,077	¥26,897	$289,215
Foreign	20,227	7,244	598	6,430

	¥58,426	¥27,321	¥27,495	$295,645

Deferred:
Domestic	¥6,694	¥(4,473)	¥(3,505)	$(37,688)
Foreign	(1,724)	(690)	3,688	39,656

	¥4,970	¥(5,163)	¥183	$1,968

Consolidated provision for income taxes	¥63,396	¥22,158	¥27,678	$297,613

Total income taxes are allocated as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Provision for income taxes relating to continuing operations	¥63,396	¥22,158	¥27,678	$297,613
Equity:
Foreign currency translation adjustments	78	(19)	(2)	(22)
Unrealized gains (losses) on securities	(4,879)	366	361	3,882
Unrealized losses on derivatives	(259)	(4)	(547)	(5,882)
Pension liability adjustments	(10,014)	(22,879)	4,761	51,193

	¥48,322	¥(378)	¥32,251	$346,784

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax approximately 8%, which in the aggregate resulted in the normal statutory tax rate of approximately 41%. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2008, 2009 and 2010 as a result of the following:

	2008	2009	2010
Normal statutory tax rate	41%	41%	41%
Nondeductible expenses and tax-exempt income	1	1	2
Tax benefits not recognized on operating losses of certain consolidated subsidiaries	2	45	16
Utilization of net operating loss carryforward not previously recognized	(3)	(8)	(5)
Tax credit for increased research and development expense	(4)	(3)	(8)
Unrecognized tax benefits	3	13	(1)
Taxes on undistributed earnings of overseas subsidiaries	(1)	(8)	3
Prior period tax accrual adjustment	0	(5)	(2)
Other, net	(3)	(4)	2

Effective tax rate	36%	72%	48%

Nondeductible expenses include directors’ bonuses and entertainment expenses.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred tax assets and liabilities as of March 31, 2009 and 2010 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Deferred tax assets:
Accrued expenses	¥23,830	¥24,380	$262,150
Property, plant and equipment	2,892	5,657	60,828
Accrued pension and severance costs	61,632	55,051	591,946
Net operating loss carryforwards	26,308	26,110	280,753
Other	23,713	23,456	252,215

Total gross deferred tax assets	¥138,375	¥134,654	$1,447,892
Less - Valuation allowance	(24,172)	(28,982)	(311,634)

Total deferred tax assets	¥114,203	¥105,672	$1,136,258

Deferred tax liabilities:
Sales-type leases	¥(5,657)	¥(3,578)	$(38,473)
Undistributed earnings of foreign subsidiaries and affiliates, etc.	(11,574)	(12,086)	(129,957)
Net unrealized holding gains on available-for-sale securities	(278)	(1,957)	(21,043)
Basis difference of acquired intangible assets	(24,194)	(23,470)	(252,366)
Other	(7,151)	(2,992)	(32,172)

Total deferred tax liabilities	¥(48,854)	¥(44,083)	$(474,011)

Net deferred tax assets	¥65,349	¥61,589	$662,247

Net deferred tax assets as of March 31, 2009 and 2010 are included in the consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Deferred income taxes and other (Current Assets)	¥43,774	¥41,684	$448,215
Lease deposits and other (Non-current Assets)	53,740	40,233	432,613
Accrued expenses and other (Current Liabilities)	(1,701)	(1,098)	(11,807)
Deferred income taxes and other (Long-Term Liabilities)	(30,464)	(19,230)	(206,774)

	¥65,349	¥61,589	$662,247

The net changes in the total valuation allowance for the years ended March 31, 2008, 2009 and 2010 were a decrease of ¥1,738 million, an increase of ¥13,511 million and an increase of ¥4,810 million ($51,720 thousand), respectively. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

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

As of March 31, 2010, certain subsidiaries had net operating losses carried forward for income tax purposes of approximately ¥115,099 million ($1,237,624 thousand) which were available to reduce future taxable income, if any. Approximately ¥4,940 million ($53,118 thousand) of the operating losses will expire within 3 years, ¥13,745 million ($147,796 thousand) will expire within 4 years to 7 years and ¥81,111 million ($872,161 thousand) will expire over 7 years. The remainder have indefinite carryforward period.

Ricoh has not recognized a deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of ¥307,632 million ($3,307,871 thousand) as of March 31, 2010 because Ricoh considers these earnings to be indefinitely reinvested. The calculation of the related unrecognized deferred tax liability is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of Yen			Thousands of U.S. dollars
	2008	2009	2010	2010
Beginning balance	¥8,508	¥5,623	¥11,816	$127,054
Additions due to acquisition	—	1,917	—	—
Additions for tax positions of current year	2,972	4,350	473	5,086
Additions for tax positions of prior years	2,456	1,538	1,573	16,914
Reductions for tax positions of prior years	(1,768)	(546)	(519)	(5,581)
Settlements	(5,662)	(721)	(628)	(6,753)
Other	(883)	(345)	(665)	(7,150)

Ending balance	¥5,623	¥11,816	¥12,050	$129,570

Total amount of unrecognized tax benefits as of March 31, 2009 and 2010 that would reduce the effective tax rate, if recognized, are ¥11,071 and ¥10,624 million ($114,237 thousand), respectively.

Although Ricoh believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which Ricoh is aware as of March 31, 2010, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income. Both interest and penalties accrued as of March 31, 2009 and 2010 and interest and penalties included in provision for income taxes for the years ended March 31, 2008, 2009 and 2010 are not material.

Ricoh files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Ricoh is no longer subject to regular income tax examinations by the tax authority for fiscal years before 2007. While there has been no specific indication by the tax authority that Ricoh will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for fiscal years after 2004. In other major foreign tax jurisdictions, including the United States and United Kingdom, Ricoh is no longer subject to income tax examinations by tax authorities for fiscal years before 2006 with few exceptions.

9. SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2009 and 2010 consist of the following:

	Weighted average interest rate		Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2009	2010	2010
Borrowings, principally from banks	1.0%	0.7%	¥63,127	¥23,441	$252,054
Commercial paper	0.5	0.2	121,083	52,260	561,935

			¥184,210	¥75,701	$813,989

These short-term borrowings included borrowings, principally from banks and commercial paper denominated in foreign currencies amounting to ¥63,474 million and ¥42,163 million ($453,366 thousand) as of March 31, 2009 and 2010, respectively.

The Company and certain subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institutions hold the issuing programs of commercial paper and medium-term notes. Ricoh had aggregate lines of credit of ¥664,314 million and ¥694,012 million ($7,462,495 thousand) as of March 31, 2009 and 2010, respectively. Unused lines of credit amounted to ¥483,901 million and ¥606,150 million ($6,517,742 thousand) as of March 31, 2009 and 2010, respectively, of which ¥158,386 million and ¥225,652 million ($2,426,366 thousand) related to commercial paper and ¥98,230 million and ¥93,040 million ($1,000,430 thousand) related to medium-term notes programs at prevailing interest rates and the unused portion is available for immediate borrowings.

10. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2009 and 2010 consists of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Bonds:
1.10%, straight bonds, payable in yen, due March 2012	¥20,000	¥20,000	$215,054
1.39%, straight bonds, payable in yen, due March 2014	50,000	50,000	537,635
2.08%, straight bonds, payable in yen, due March 2019	15,000	15,000	161,290
2.10%, straight bonds, payable in yen, due October 2009 issued by a consolidated subsidiary	10,000	—	—
1.10%, straight bonds, payable in yen, due March 2010 issued by a consolidated subsidiary	10,000	—	—
1.30%, straight bonds, payable in yen, due December 2010 issued by a consolidated subsidiary	9,999	9,999	107,516
6.75%, straight bonds, payable in yen, due December 2025 issued by a consolidated subsidiary	25,149	23,863	256,591
7.30%, straight bonds, payable in yen, due November 2027 issued by a consolidated subsidiary	9,058	8,593	92,398
1.47%, straight bonds, payable in yen, due April 2014 issued by a consolidated subsidiary	—	35,000	376,344
0.61%, straight bonds, payable in yen, due January 2014 issued by a consolidated subsidiary	—	20,000	215,054
Euro Yen Zero Coupon Convertible Bonds, due December 2011	55,147	55,092	592,387

Total bonds	204,353	237,547	2,554,269

Unsecured loans-
Banks and insurance companies, 1.16% weighted average, due through 2017	375,494	360,940	3,881,075

Secured loans-
Banks, insurance companies and other financial institution, 1.91% weighted average, due through 2014	13,167	7,252	77,978

Capital lease obligations (see Note 2(j))	1,758	2,965	31,882

Total	594,772	608,704	6,545,204
Fair value adjustment	213	40	430
Less - Current maturities included in current liabilities	(85,582)	(94,026)	(1,011,032)

	¥509,403	¥514,718	$5,534,602

Secured loans are collateralized by land, buildings and lease receivables with a book value of ¥13,703 million ($147,344 thousand) as of March 31, 2010.

All bonds outstanding as of March 31, 2010 are redeemable at the option of Ricoh under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh was in compliance with such covenants as of March 31, 2010.

The Company issued Euro Yen Zero Coupon Convertible Bonds of ¥55,275 million in December 2006. Bondholders are able to convert their holdings into common stock under certain circumstances. As of March 31, 2010, the conversion price was ¥2,800 per share and 19,741 thousand shares would have been issued on conversion of all convertible debt. The conversion price shall be adjusted for certain events such as a stock split, consolidation of stock or issuance of stock at less than the current market price of the shares.

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

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2010 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2011	¥93,985	$1,010,591
2012	158,482	1,704,108
2013	50,488	542,882
2014	144,226	1,550,817
2015	95,923	1,031,430
2016 and thereafter	65,600	705,376

Total	¥608,704	$6,545,204

11. PENSION AND RETIREMENT ALLOWANCE PLANS

The Company and certain of its subsidiaries have various contributory and noncontributory employees’ pension fund plans in trust covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments.

Contributions to these plans have been made to provide future pension payments in conformity with an actuarial calculation determined by the current basic rate of pay.

During the year ended March 31, 2009, Ricoh changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date. The benefit obligations and plan assets of these plans were remeasured as of April 1, 2008. The change of the measurement date resulted in adjustments to decrease retained earnings by ¥ 643 million, and increase other comprehensive loss by ¥ 6 million as of April 1, 2008.

The changes in the benefit obligations and plan assets of the pension plans for the years ended March 31, 2009 and 2010 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2009	2010	2010
Change in benefit obligations:
Benefit obligations at beginning of year	¥267,982	¥279,477	$3,005,129
Service cost	10,796	11,255	121,021
Interest cost	5,704	5,249	56,441
Actuarial gain (loss)	10,901	(5,760)	(61,935)
Settlement	(170)	—	—
Benefits paid	(15,736)	(15,341)	(164,957)

Benefit obligations at end of year	¥279,477	¥274,880	$2,955,699

Change in plan assets:
Fair value of plan assets at beginning of year	¥183,850	¥146,990	$1,580,538
Actual return on plan assets	(36,116)	14,761	158,720
Employer contribution	8,348	8,866	95,333
Partial withdrawal of plan assets	(759)	(350)	(3,763)
Benefits paid	(8,333)	(7,960)	(85,591)

Fair value of plan assets at end of year	¥146,990	¥162,307	$1,745,237

Funded status	¥(132,487)	¥(112,573)	$(1,210,462)

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2009	2010	2010
Change in benefit obligations:
Benefit obligations at beginning of year	¥120,422	¥143,344	$1,541,333
Cumulative effect of adjustment of measurement date change for postretirement benefit plans	2,030	—	—
Service cost	3,904	2,461	26,462
Interest cost	7,723	9,491	102,054
Plan participants’ contributions	683	590	6,344
Actuarial gain (loss)	(15,715)	29,423	316,376
Prior service credit	—	(1,376)	(14,796)
Settlement	(47)	(1,821)	(19,581)
Benefits paid	(6,531)	(6,732)	(72,387)
Foreign exchange impact	(20,892)	(5,700)	(61,290)
Benefit obligations assumed in connection with business acquisition	51,767	1,550	16,667

Benefit obligations at end of year	¥143,344	¥171,230	$1,841,182

Change in plan assets:
Fair value of plan assets at beginning of year	¥107,575	¥122,559	$1,317,839
Actual return on plan assets	(17,476)	26,895	289,193
Employer contribution	6,405	5,697	61,258
Plan participants’ contributions	683	590	6,344
Settlement	—	(617)	(6,634)
Benefits paid	(6,531)	(6,732)	(72,387)
Foreign exchange impact	(19,759)	(5,133)	(55,194)
Plan assets acquired in connection with business acquisition	51,662	—	—

Fair value of plan assets at end of year	¥122,559	¥143,259	$1,540,419

Funded status	¥(20,785)	¥(27,971)	$(300,763)

Net amounts recognized in the consolidated balance sheets as of March 31, 2009 and 2010 consist of:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2009	2010	2010
Lease deposits and other	¥4,456	¥4,006	$43,075
Accrued expenses and other	(8,103)	(6,617)	(71,150)
Accrued pension and severance costs	(128,840)	(109,962)	(1,182,387)

Net amount recognized	¥(132,487)	¥(112,573)	$(1,210,462)

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2009	2010	2010
Lease deposits and other	¥5,696	¥1,756	$18,882
Accrued expenses and other	(208)	(222)	(2,387)
Accrued pension and severance costs	(26,273)	(29,505)	(317,258)

Net amount recognized	¥(20,785)	¥(27,971)	$(300,763)

Net amounts recognized in accumulated other comprehensive loss as of March 31, 2009 and 2010 consist of:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2009	2010	2010
Net actuarial loss	¥120,827	¥93,161	$1,001,731
Prior service credit	(41,572)	(37,443)	(402,613)

Net amount recognized	¥79,255	¥55,718	$599,118

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2009	2010	2010
Net actuarial loss	¥13,095	¥21,185	$227,796
Prior service credit	(531)	(1,698)	(18,258)

Net amount recognized	¥12,564	¥19,487	$209,538

The accumulated benefit obligations are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2009	2010	2010
Accumulated benefit obligations	¥278,671	¥274,259	$2,949,022

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2009	2010	2010
Accumulated benefit obligations	¥135,866	¥166,918	$1,794,817

Weighted-average assumptions used to determine benefit obligations as of March 31, 2009 and 2010 are as follows:

	Domestic plans		Foreign plans
	2009	2010	2009	2010
Discount rate	1.9%	2.1%	6.9%	6.2%
Rate of compensation increase	6.5%	6.5%	3.9%	3.5%

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Domestic plans			Foreign plans
	2008	2009	2010	2008	2009	2010
Discount rate	2.2%	2.2%	1.9%	4.8%	5.7%	6.9%
Rate of compensation increase	6.5%	6.5%	6.5%	3.7%	3.8%	3.9%
Expected long-term return on plan assets	1.6%	1.4%	0.4%	6.2%	6.0%	6.5%

The net periodic benefit costs of the pension plans for the years ended March 31, 2008, 2009 and 2010 consist of the following components:

	Millions of Yen			Thousands of U.S. Dollars
Domestic plans	2008	2009	2010	2010
Service cost	¥11,081	¥10,796	¥11,255	$121,021
Interest cost	5,450	5,704	5,249	56,441
Expected return on plan assets	(3,341)	(2,565)	(525)	(5,645)
Net amortization	(1,428)	1,026	3,447	37,065
Settlement benefit	—	(124)	—	—

Total net periodic pension cost	¥11,762	¥14,837	¥19,426	$208,882

	Millions of Yen			Thousands of U.S. Dollars
Foreign plans	2008	2009	2010	2010
Service cost	¥4,511	¥3,904	¥2,461	$26,462
Interest cost	6,885	7,723	9,491	102,054
Expected return on plan assets	(6,893)	(7,593)	(7,972)	(85,721)
Net amortization	446	(11)	450	4,839
Settlement benefit	—	37	(230)	(2,473)

Total net periodic pension cost	¥4,949	¥4,060	¥4,200	$45,161

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2009	2010	2010
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥279,477	¥274,880	$2,955,699
Fair value of plan assets	146,990	162,307	1,745,237
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥278,671	¥274,259	$2,949,021
Fair value of plan assets	146,990	162,307	1,745,237

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2009	2010	2010
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥138,855	¥168,533	$1,812,183
Fair value of plan assets	118,826	140,167	1,507,172
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥129,677	¥161,789	$1,739,667
Fair value of plan assets	115,511	137,619	1,479,774

The fair values of Ricoh’s benefit plan assets as of March 31, 2010, by asset class, are as follows:

	Millions of Yen
	March 31, 2010
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥28,538	¥—	¥—	¥28,538
Pooled funds(a)	—	44,271	—	44,271
Debt securities:
Domestic bonds	5,588	—	—	5,588
Pooled funds(b)	—	30,028	—	30,028
Life insurance company general accounts	—	40,664	—	40,664
Other assets	35	13,183	—	13,218

Total assets	¥34,161	¥128,146	¥—	¥162,307

	Thousands of Dollars
	March 31, 2010
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	$306,860	$—	$—	$306,860
Pooled funds(a)	—	476,032	—	476,032
Debt securities:
Domestic bonds	60,086	—	—	60,086
Pooled funds(b)	—	322,882	—	322,882
Life insurance company general accounts	—	437,247	—	437,247
Other assets	377	141,753	—	142,130

Total assets	$367,323	$1,377,914	$—	$1,745,237

	Millions of Yen
	March 31, 2010
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥165	¥—	¥—	¥165
Foreign companies	15,230	—	—	15,230
Pooled funds(c)	7,099	15,808	2,497	25,404
Debt securities:
Domestic companies	1,007	—	—	1,007
Foreign companies	27,837	—	—	27,837
Pooled funds(d)	32,927	12,311	6,554	51,792
Life insurance company general accounts	—	19,812	—	19,812
Other assets	1,088	675	249	2,012

Total assets	¥85,353	¥48,606	¥9,300	¥143,259

	Thousands of Dollars
	March 31, 2010
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	$1,774	$—	$—	$1,774
Foreign companies	163,763	—	—	163,763
Pooled funds(c)	76,333	169,979	26,850	273,162
Debt securities:
Domestic companies	10,828	—	—	10,828
Foreign companies	299,323	—	—	299,323
Pooled funds(d)	354,054	132,376	70,473	556,903
Life insurance company general accounts	—	213,032	—	213,032
Other assets	11,699	7,258	2,677	21,634

Total assets	$917,774	$522,645	$100,000	$1,540,419

(a)	These funds invest in listed equity securities consisting of approximately 60% domestic companies and 40% foreign companies for domestic plans.
(b)	These funds invest in listed debt securities consisting of approximately 60% domestic bonds and 40% foreign bonds for domestic plans.
(c)	These funds invest in listed equity securities consisting of mainly foreign companies for foreign plans.
(d)	These funds invest in listed debt securities consisting of mainly foreign bonds for foreign plans.

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial at March 31, 2009 and 2010.

Ricoh’s investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit investments in mutual funds and debt and equity securities and prohibit speculative investment in derivative financial instruments. Ricoh addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international fixed income securities and domestic and international equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Ricoh’s model portfolio for Domestic plans consists of three major components: approximately 45% is invested in equity securities, approximately 20% is invested in debt securities, and approximately 35% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. However, Ricoh’s model portfolio for foreign plans has been developed as follows: approximately 30% is invested in equity securities, approximately 55% is invested in debt securities, and approximately 15% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

The fair value of Level 3 assets for foreign plans, consisting of commingled funds and so on, was ¥7,382 million and ¥9,300 million ($100,000 thousand) as of March 31, 2009 and 2010, respectively.

	Millions of yen
	2010
Foreign plans	Equity securities: Pooled funds	Debt securities: Pooled funds	Other assets	Total
Balance at beginning of period	¥1,535	¥3,936	¥1,911	¥7,382
Total gains or losses (realized and unrealized)
Included in net income attributable to Ricoh Company, Ltd.	—	—	—	—
Included in other comprehensive income (loss)	667	1,597	—	2,264
Purchases, sales, and settlements, net	374	1,225	(1,558)	41
Foreign exchange impact	(79)	(204)	(104)	(387)

Balance at end of period	¥2,497	¥6,554	¥249	¥9,300

	Thousands of Dollars
	2010
Foreign plans	Equity securities: Pooled funds	Debt securities: Pooled funds	Other assets	Total
Balance at beginning of period	$16,505	$42,323	$20,548	$79,376
Total gains or losses (realized and unrealized)
Included in net income attributable to Ricoh Company, Ltd.	—	—	—	—
Included in other comprehensive income (loss)	7,172	17,172	—	24,344
Purchases, sales, and settlements, net	4,022	13,172	(16,753)	441
Foreign exchange impact	(849)	(2,194)	(1,118)	(4,161)

Balance at end of period	$26,850	$70,473	$2,677	$100,000

Ricoh expects to contribute ¥14,350 million ($154,301 thousand) to its pension plans for the year ending March 31, 2011. The estimated net actuarial loss and prior service credit for Ricoh’s pension fund plans that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next year ending March, 2011 are ¥7,071 million ($76,032 thousand) and ¥(4,150) million ($(44,624) thousand), respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31	Domestic plans		Foreign plans
	Millions of Yen	Thousands of U.S. Dollars	Millions of Yen	Thousands of U.S. Dollars
2011	¥15,131	$162,699	¥6,342	$68,194
2012	14,899	160,204	6,521	70,118
2013	16,001	172,054	6,781	72,914
2014	14,044	151,011	7,402	79,591
2015	16,174	173,914	7,701	82,806
2016 – 2020	83,830	901,398	45,371	487,860

The Company and certain subsidiaries have defined contribution plans. The cost of defined contribution plans for the years ended March 31, 2008, 2009 and 2010 were ¥5,108 million, ¥6,768 million and ¥5,768 million ($62,022 thousand), respectively.

12. RICOH COMPANY, LTD. SHAREHOLDERS’ EQUITY

The Corporation Law of Japan provides that an amount equal to 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as additional paid-in capital or legal reserve. No further appropriation is required when the total amount of the additional paid-in capital and legal reserve equals to 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Legal reserves included in retained earnings as of March 31, 2009 and 2010 were ¥18,345 million and ¥18,665 million ($200,698 thousand), respectively, and are restricted from being used as dividends.

The Corporation Law of Japan requires a company to obtain the approval of shareholders for transferring on amount between common stock and additional paid-in capital. The Corporation Law of Japan also permits a company to transfer an amount of common stock or additional paid-in capital to retained earnings in principle upon approval of shareholders.

Cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the Ordinary General Meeting of Shareholders held on June 25, 2010, the shareholders approved the declaration of a cash dividend (¥16.50 per share) on the common stock totaling ¥11,972 million ($128,731 thousand), which would be paid to shareholders of record as of March 31, 2010. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2010.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company’s non-consolidated books and amounted to ¥430,823 million ($4,632,505 thousand) as of March 31, 2010.

13. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) as for Ricoh Company, Ltd. shareholders’ equity are as follows:

	Millions of Yen
	Before-tax amount	Tax expense	Net-of-tax amount
2008:
Foreign currency translation adjustments	¥(38,478)	¥(78)	¥(38,556)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the year	(12,147)	4,709	(7,438)
Less - Reclassification adjustment for (gains) losses realized in net income	(417)	170	(247)
Net unrealized gains (losses)	(12,564)	4,879	(7,685)
Unrealized gains (losses) on derivatives:
Unrealized holding gains (losses) arising during the year	(767)	311	(456)
Less - Reclassification adjustment for (gains) losses realized in net income	128	(52)	76
Net unrealized gains (losses)	(639)	259	(380)
Pension liability adjustments:
Unrealized holding gains (losses) arising during the year	(20,361)	9,556	(10,805)
Less - Reclassification adjustment for (gains) losses realized in net income	(1,035)	458	(577)
Net unrealized gains (losses)	(21,396)	10,014	(11,382)

Other comprehensive income (loss)	¥(73,077)	¥15,074	¥(58,003)

2009:
Foreign currency translation adjustments	¥(61,189)	¥19	¥(61,170)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the year	(25,601)	10,440	(15,161)
Less - Reclassification adjustment for (gains) losses realized in net income	26,499	(10,806)	15,693
Net unrealized gains (losses)	898	(366)	532
Unrealized gains (losses) on derivatives:
Unrealized holding gains (losses) arising during the year	(655)	250	(405)
Less - Reclassification adjustment for (gains) losses realized in net income	686	(246)	440
Net unrealized gains (losses)	31	4	35
Pension liability adjustments:
Unrealized holding gains (losses) arising during the year	(57,401)	23,293	(34,108)
Less - Reclassification adjustment for (gains) losses realized in net income	1,015	(414)	601
Net unrealized gains (losses)	(56,386)	22,879	(33,507)

Other comprehensive income (loss)	¥(116,646)	¥22,536	¥(94,110)

2010:
Foreign currency translation adjustments	¥(13,638)	¥2	¥(13,636)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the year	1,132	(462)	670
Less - Reclassification adjustment for (gains) losses realized in net income	(247)	101	(146)
Net unrealized gains (losses)	885	(361)	524
Unrealized gains (losses) on derivatives:
Unrealized holding gains (losses) arising during the year	(1,490)	612	(878)
Less - Reclassification adjustment for (gains) losses realized in net income	159	(65)	94
Net unrealized gains (losses)	(1,331)	547	(784)
Pension liability adjustments:
Unrealized holding gains (losses) arising during the year	7,830	(3,176)	4,654
Less - Reclassification adjustment for (gains) losses realized in net income	3,897	(1,585)	2,312
Net unrealized gains (losses)	11,727	(4,761)	6,966

Other comprehensive loss	¥(2,357)	¥(4,573)	¥(6,930)

	Thousands of U.S. Dollars
	Before-tax amount	Tax expense	Net-of-tax amount
2010:
Foreign currency translation adjustments	$(146,645)	$21	$(146,624)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the year	12,172	(4,968)	7,204
Less - Reclassification adjustment for (gains) losses realized in net income	(2,656)	1,086	(1,570)
Net unrealized gains (losses)	9,516	(3,882)	5,634
Unrealized gains (losses) on derivatives:
Unrealized holding gains (losses) arising during the year	(16,022)	6,581	(9,441)
Less - Reclassification adjustment for (gains) losses realized in net income	1,710	(699)	1,011
Net unrealized gains (losses)	(14,312)	5,882	(8,430)
Pension liability adjustments:
Unrealized holding gains (losses) arising during the year	84,194	(34,151)	50,043
Less - Reclassification adjustment for (gains) losses realized in net income	41,903	(17,043)	24,860
Net unrealized gains (losses)	126,097	(51,193)	74,904

Other comprehensive loss	$(25,344)	$(49,172)	$(74,516)

For the year ended March 31, 2008 pension liability adjustments included ¥(20,361) million of gains (losses) arising during the year, ¥(2,935) million of amortization of gains (losses) and ¥3,970 million of amortization of prior service cost – net of deferred taxes of ¥8,267 million, ¥1,192 million and ¥(1,612) million, respectively.

For the year ended March 31, 2009 pension liability adjustments included ¥(57,401) million of gains (losses) arising during the year, ¥(5,807) million of amortization of gains (losses) and ¥4,792 million of amortization of prior service cost – net of deferred taxes of ¥23,293 million, ¥2,367 million and ¥(1,953) million, respectively.

For the year ended March 31, 2010 pension liability adjustments included ¥7,830 million ($84,194 thousand) of gains (losses) arising during the year, ¥(8,166) million ($(87,806) thousand) of amortization of gains (losses) and ¥4,269 million ($45,903 thousand) of amortization of prior service cost – net of deferred taxes of ¥(3,176) million ($(34,151) thousand), ¥3,316 million ($35,656 thousand) and ¥(1,731) million ($(18,613) thousand), respectively.

Changes in accumulated other comprehensive income (loss) as for Ricoh Company, Ltd. shareholders’ equity are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Foreign currency translation adjustments:
Beginning balance	¥27,431	¥(11,125)	¥(72,295)	$(777,366)
Change during the year	(38,556)	(61,170)	(13,636)	(146,624)

Ending balance	¥(11,125)	¥(72,295)	¥(85,931)	$(923,990)

Unrealized gains (losses) on securities:
Beginning balance	¥9,001	¥1,316	¥1,848	$19,871
Change during the year	(7,685)	532	524	5,634

Ending balance	¥1,316	¥1,848	¥2,372	$25,505

Unrealized gains (losses) on derivatives:
Beginning balance	¥(28)	¥(408)	¥(373)	$(4,011)
Change during the year	(380)	35	(784)	(8,430)

Ending balance	¥(408)	¥(373)	¥(1,157)	$(12,441)

Pension liability adjustments:
Beginning balance	¥(9,406)	¥(20,788)	¥(54,301)	$(583,882)
Adjustment of measurement date change	—	(6)	—	—

Adjusted beginning balance	(9,406)	(20,794)	(54,301)	(583,882)
Change during the year	(11,382)	(33,507)	6,966	74,903

Ending balance	¥(20,788)	¥(54,301)	¥(47,335)	$(508,979)

Total accumulated other comprehensive income (loss)
Beginning balance	¥26,998	¥(31,005)	¥(125,121)	$(1,345,387)
Adjustment of measurement date change	—	(6)	—	—

Adjusted beginning balance	26,998	(31,011)	(125,121)	(1,345,387)
Change during the year	(58,003)	(94,110)	(6,930)	(74,516)

Ending balance	¥(31,005)	¥(125,121)	¥(132,051)	$(1,419,903)

14. PER SHARE DATA

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

	Thousands of shares
	2008	2009	2010
Weighted average number of shares of common stock outstanding	729,010	723,925	725,613
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - Due December 2011	19,741	19,741	19,741

Diluted shares of common stock outstanding	748,751	743,666	745,354

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Net income attributable to Ricoh Company, Ltd.	¥106,463	¥6,530	¥27,873	$299,710

Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - Due December 2011	(25)	(25)	(25)	(269)

Diluted net income attributable to Ricoh Company, Ltd.	¥106,438	¥6,505	¥27,848	$299,441

	Yen			U.S. Dollars
	2008	2009	2010	2010
Net income attributable to Ricoh Company, Ltd. per share:
Basic:
Net income attributable to Ricoh Company, Ltd.	¥146.04	¥9.02	¥38.41	$0.41
Diluted:
Net income attributable to Ricoh Company, Ltd.	142.15	8.75	37.36	0.40

15. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with Ricoh’s policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

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

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2008, 2009 and 2010 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2008, 2009 and 2010 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately ¥48 million ($516 thousand) of the balance of accumulated other comprehensive income (loss) as of March 31, 2010.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statements of income.

Contract amounts of derivative instruments at March 31, 2009 and 2010 are shown in the following tables:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Interest rate swap agreements	¥298,665	¥297,501	$3,198,935
Foreign currency contracts	110,196	138,283	1,486,913
Foreign currency options	30,744	29,143	313,365

The location and fair value amounts of derivatives in consolidated balance sheet at March 31, 2009 and 2010 are shown in the following tables:

Derivatives designated as hedging instruments

	Current				Long-term
	Fair value				Fair value
	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars
		2009	2010	2010		2009	2010	2010
Asset Derivatives
Interest rate swap agreements	Deferred income taxes and other	¥77	¥40	$430	Lease deposits and other	¥139	¥12	$129
Liability Derivatives
Interest rate swap agreements	Accrued expenses and other	¥19	¥10	$107	Deferred income taxes and other	¥795	¥2,564	$27,569

Derivatives not designated as hedging instruments

	Current				Long-term
	Fair value				Fair value
	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars
		2009	2010	2010		2009	2010	2010
Asset Derivatives
Interest rate swap agreements	Deferred income taxes and other	¥16	¥—	$—	Lease deposits and other	¥—	¥—	$—
Foreign currency contracts		1,102	356	3,828		—	—	—
Foreign currency options		25	128	1,376		—	—	—

Total		¥1,143	¥484	$5,204		¥—	¥—	$—

Liability Derivatives
Interest rate swap agreements	Accrued expenses and other	¥54	¥46	$494	Deferred income taxes and other	¥395	¥117	$1,258
Foreign currency contracts		1,826	4,076	43,828		2,270	347	3,731
Foreign currency options		1,468	426	4,581		—	—	—

Total		¥3,348	¥4,548	$48,903		¥2,665	¥464	$4,989

Total fair value amounts of derivatives

	Millions of Yen		Thousands of U.S. Dollars
	Fair value		Fair value
	2009	2010	2010
Total Asset Derivatives	¥1,359	¥536	$5,763
Total Liability Derivatives	¥6,827	¥7,586	$81,569

The location and amount of gains and losses related to derivatives reported in the consolidated statements of income for the 4th quarter of fiscal year 2009 and the fiscal year 2010 are shown in the following tables:

Derivatives designated as hedging instruments for the 4th quarter of fiscal year 2009

	Millions of Yen
	Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)		Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge
Interest rate swap agreements	¥(165)	Interest expense	¥(13)	—	¥—

		Gain or (Loss) Recognized in Income on Derivative		Gain or (Loss) on Hedged Item Recognized in Income
		Location	Amount	Location	Amount
Fair value hedge
Interest rate swap agreements		Interest and dividend income	¥44	Interest expense	¥(92)

Derivatives designated as hedging instruments for the fiscal year 2010

	Millions of Yen
	Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)		Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge
Interest rate swap agreements	¥(878)	Interest expense	¥(94)	—	¥—

	Thousands of U.S. Dollars
	Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)		Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge
Interest rate swap agreements	$(9,441)	Interest expense	$(101)	—	$—

	Gain or (Loss) Recognized in Income on Derivative		Gain or (Loss) on Hedged Item Recognized in Income
	Location	Amount	Location	Amount
Fair value hedge
Interest rate swap agreements	Interest and dividend income	¥173	Interest expense	¥(273)

	Thousands of U.S. Dollars
	Gain or (Loss) Recognized in Income on Derivative		Gain or (Loss) on Hedged Item Recognized in Income
	Location	Amount	Location	Amount
Fair value hedge
Interest rate swap agreements	Interest and dividend income	$1,860	Interest expense	$(2,935)

Derivatives not designated as hedging instruments

	Gain or (Loss) Recognized in Income on Derivative
	Location	Millions of Yen		Thousands of U.S. Dollars
		2009	2010	2010
Interest rate swap agreements	Other, net	¥291	¥(74)	$(795)
Foreign currency contracts	Other, net	(3,072)	(472)	(5,075)
Foreign currency options	Other, net	(570)	1,145	12,312

Total		¥(3,351)	¥599	$6,442

16. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2010, Ricoh had outstanding contractual commitments for acquisition or construction of property, plant and equipment and other assets aggregating ¥30,880 million ($332,043 thousand).

As of March 31, 2010, Ricoh was also contingently liable for certain guarantees including employees housing loans of ¥224 million ($2,409 thousand).

Ricoh made rental payments totaling ¥45,379 million, ¥54,347 million and ¥52,350 million ($562,903 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively, under cancelable and non-cancelable operating lease agreements for office space and machinery and equipment.

The minimum rental payments required under operating lease that have lease terms in excess of one year as of March 31, 2010 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2011	¥22,844	$245,634
2012	19,602	210,774
2013	15,953	171,538
2014	10,914	117,355
2015	7,635	82,097
2016 and thereafter	7,515	80,806

Total	¥84,463	$908,204

As of March 31, 2010, the Company and certain subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

17. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and cash equivalents, Time deposits, Trade receivables, Short-term borrowings, Current maturities of long-term indebtedness, Trade payables and Accrued expenses

The carrying amounts approximate fair values because of the short maturities of these instruments.

(b) Trading securities and Investment securities

The fair value of the trading securities and investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The acquisition cost of non-marketable equity securities was ¥1,474 million and ¥2,425 million ($26,075 thousand) as of March 31, 2009 and 2010, respectively.

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

(f) Foreign currency contracts and Foreign currency options

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2009 and 2010 is summarized as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2009		2010		2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading securities and Investment securities	¥48,540	¥48,540	¥49,049	¥49,049	$527,409	$527,409
Installment loans	60,781	60,754	67,505	68,739	725,860	739,129
Long-term indebtedness	(509,403)	(500,774)	(514,718)	(501,311)	(5,534,602)	(5,390,441)
Interest rate swap agreements, net	(1,031)	(1,031)	(2,685)	(2,685)	(28,871)	(28,871)
Foreign currency contracts, net	(2,994)	(2,994)	(4,067)	(4,067)	(43,731)	(43,731)
Foreign currency options, net	(1,443)	(1,443)	(298)	(298)	(3,204)	(3,204)

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-level fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

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

The following table presents the fair-value hierarchy levels of Ricoh’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2010.

	Millions of Yen
	March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Trading and Available-for-sale securities:
Domestic equity securities	¥38,429	¥—	¥—	¥38,429
Foreign equity securities	7,358	—	—	7,358
Foreign corporate bonds	1,279	—	—	1,279
Derivative instruments
Interest rate swap agreements	—	232	—	232
Foreign currency contracts	—	1,102	—	1,102
Foreign currency options	—	25	—	25
Other investments	—	—	4,293	4,293

Total assets	¥47,066	¥1,359	¥4,293	¥52,718

Liabilities:
Derivatives instruments
Interest rate swap agreements	¥—	¥1,263	¥—	¥1,263
Foreign currency contracts	—	4,096	—	4,096
Foreign currency options	—	1,468	—	1,468

Total liabilities	¥—	¥6,827	¥—	¥6,827

	Millions of Yen
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	¥36,946	¥—	¥—	¥36,946
Foreign equity securities	7,813	—	—	7,813
Foreign corporate bonds	1,865	—	—	1,865
Derivative instruments
Interest rate swap agreements	—	52	—	52
Foreign currency contracts	—	356	—	356
Foreign currency options	—	128	—	128
Other investments	—	—	5,816	5,816

Total assets	¥46,624	¥536	¥5,816	¥52,976

Liabilities:
Derivatives instruments
Interest rate swap agreements	—	2,737	—	2,737
Foreign currency contracts	—	4,423	—	4,423
Foreign currency options	—	426	—	426

Total liabilities	¥—	¥7,586	¥—	¥7,586

	Thousands of Dollars
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	$397,269	$—	$—	$397,269
Foreign equity securities	84,010	—	—	84,010
Foreign corporate bonds	20,054	—	—	20,054
Derivative instruments
Interest rate swap agreements	—	559	—	559
Foreign currency contracts	—	3,828	—	356
Foreign currency options	—	1,376	—	128
Other investments	—	—	62,537	62,537

Total assets	$501,333	$5,763	$62,537	$569,633

Liabilities:
Derivatives instruments
Interest rate swap agreements	—	29,430	—	29,430
Foreign currency contracts	—	47,559	—	47,559
Foreign currency options	—	4,581	—	4,581

Total liabilities	$—	$81,570	$—	$81,570

Trading and Available-for-sale securities

Trading and Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a nonrecurring basis

During the year ended March 31, 2010, long-lived assets held and used with a carrying amount of ¥3,029 million were written down to their fair value of ¥676 million, resulting in an impairment charge of ¥2,353 million, which was included in selling and general administrative expenses in the consolidated statement of income. These measurements are classified as level 3 since significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks. The following table presents a reconciliation of activity for such retained interests on a net basis.

	Millions of yen	Thousands of Dollars
Other investments	2010	2010
Balance at beginning of period	¥4,293	$46,161
Total gains or losses (realized and unrealized)
Included in net income attributable to Ricoh Company, Ltd.	—	—
Included in other comprehensive income (loss)	—	—
Sales, collections and repurchases, net	1,523	16,376

Balance at end of period	¥5,816	$62,537

19. SEGMENT INFORMATION

Ricoh’s operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh’s management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh’s operating segments and by geographic areas for the years ended March 31, 2008, 2009 and 2010. No single customer accounted for 10% or more of the total revenues for the years ended as of March 31, 2008, 2009 and 2010.

(a) Operating Segment Information

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Segment Sales:
Imaging & Solutions	¥1,909,573	¥1,833,098	¥1,790,243	$19,249,925
Industrial Products	148,883	119,671	106,128	1,141,161
Other	166,076	143,048	124,402	1,337,656
Intersegment transaction(a)	(4,543)	(4,121)	(4,436)	(47,699)

Total Segment Sales	¥2,219,989	¥2,091,696	¥2,016,337	$21,681,043

Segment Profit (loss):
Imaging & Solutions	¥234,633	¥145,366	¥140,423	$1,509,925
Industrial Products	4,175	(4,926)	(1,355)	(14,570)
Other	2,547	358	(3,447)	(37,065)

Total Segment Profit (loss)	¥241,355	¥140,798	¥135,621	$1,458,290

Reconciling Items:
Corporate expenses and Elimination	(59,849)	(66,262)	(69,624)	(748,645)
Interest and dividend income	6,341	5,227	3,472	37,333
Interest expense	(4,835)	(5,863)	(8,144)	(87,570)
Foreign currency exchange loss, net	(10,901)	(15,575)	(4,756)	(51,140)
Losses on impairment of securities	(142)	(26,837)	(169)	(1,817)
Other, net	2,700	(549)	1,124	12,086

Income before Income Taxes and Equity in Earnings of Affiliates	¥174,669	¥30,939	¥57,524	$618,537

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Total assets:
Imaging & Solutions	¥1,643,500	¥1,870,110	¥1,827,063	$19,645,839
Industrial Products	91,635	83,411	78,464	843,699
Other	106,233	97,092	89,342	960,667
Elimination	(1,063)	(612)	(1,250)	(13,441)
Corporate assets	374,063	463,494	390,324	4,197,032

Consolidated	¥2,214,368	¥2,513,495	¥2,383,943	$25,633,796

Expenditure for segment assets:
Imaging & Solutions	¥74,758	¥87,658	¥60,482	$650,344
Industrial Products	6,503	4,581	3,325	35,752
Other	2,140	2,776	1,553	16,699
Corporate assets	1,814	1,943	1,619	17,409

Consolidated	¥85,215	¥96,958	¥66,979	$720,204

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Depreciation:
Imaging & Solutions	¥63,162	¥64,356	¥62,432	$671,312
Industrial Products	5,820	6,131	4,385	47,150
Other	2,128	2,442	1,922	20,667
Corporate assets(b)	1,652	1,957	1,590	17,097

Consolidated	¥72,762	¥74,886	¥70,329	$756,226

(a)	Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.
(b)	Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(b) Geographic Information

Other than for domestic purposes, it is not practicable for Ricoh provide revenue and long-lived asset information for individual countries that are material to Ricoh. Consequently, sales, which are based on location of customers, and Property, plant and equipment, which are based by location of these assets are presented on a geographical area basis for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Sales:
Japan	¥1,016,034	¥938,331	¥876,578	$9,425,570
The Americas	434,799	502,862	557,687	5,996,634
Europe	603,219	523,407	458,584	4,931,011
Other	165,937	127,096	123,488	1,327,828

Consolidated	¥2,219,989	¥2,091,696	¥2,016,337	$21,681,043

Property, plant and equipment:
Japan	¥197,290	¥204,761	¥199,944	$2,149,936
The Americas	17,552	27,115	24,497	263,409
Europe	20,505	16,830	16,629	178,806
Other	19,286	20,630	21,951	236,032

Consolidated	¥254,633	¥269,336	¥263,021	$2,828,183

(c) Additional Information

The following information shows net sales and operating income recognized by geographic origin for the years ended March 31, 2008, 2009 and 2010. In addition, Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to.

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Sales:
Japan
External customers	¥1,050,923	¥960,658	¥894,374	$9,616,925
Intersegment	484,590	432,538	379,063	4,075,946

Total	1,535,513	1,393,196	1,273,437	13,692,871

The Americas
External customers	432,287	502,338	556,673	5,985,731
Intersegment	3,496	4,451	3,348	36,000

Total	435,783	506,789	560,021	6,021,731

Europe
External customers	602,224	521,062	460,807	4,954,914
Intersegment	2,585	2,477	2,206	23,720

Total	604,809	523,539	463,013	4,978,634

Other
External customers	134,555	107,638	104,483	1,123,473
Intersegment	183,043	158,006	141,504	1,521,548

Total	317,598	265,644	245,987	2,645,021

Elimination of intersegment sales	(673,714)	(597,472)	(526,121)	(5,657,214)

Consolidated	¥2,219,989	¥2,091,696	¥2,016,337	$21,681,043

Operating expenses:
Japan	¥1,427,575	¥1,331,638	¥1,240,361	$13,337,215
The Americas	433,429	532,734	571,884	6,149,290
Europe	565,736	504,116	432,822	4,654,000
Other	291,141	252,951	231,646	2,490,817

Elimination of intersegment sales	(679,398)	(604,279)	(526,373)	(5,659,924)

Consolidated	¥2,038,483	¥2,017,160	¥1,950,340	$20,971,398

Operating income:
Japan	¥107,938	¥61,558	¥33,076	$355,656
The Americas	2,354	(25,945)	(11,863)	(127,560)
Europe	39,073	19,423	30,191	324,634
Other	26,457	12,693	14,341	154,204

Elimination of intersegment profit	5,684	6,807	252	2,710

Consolidated	¥181,506	¥74,536	¥65,997	$709,645

Other expenses income (expenses)	¥(6,837)	¥(43,597)	¥(8,473)	$(91,107)

Income before Income Taxes and Equity in Earnings of Affiliates	¥174,669	¥30,939	¥57,524	$618,538

Total assets:
Japan	¥1,272,110	¥1,240,775	¥1,209,605	$13,006,505
The Americas	310,028	524,511	493,029	5,301,387
Europe	326,824	318,032	306,077	3,291,151
Other	102,451	91,875	108,860	1,170,538
Elimination	(171,108)	(125,192)	(123,952)	(1,332,817)
Corporate assets	374,063	463,494	390,324	4,197,032

Consolidated	¥2,214,368	¥2,513,495	¥2,383,943	$25,633,796

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area’s operating revenue.

20. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts are charged to selling, general and administrative expenses for the years ended March 31, 2008, 2009 and 2010:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Research and development costs	¥126,033	¥124,406	¥109,826	$1,180,925
Advertising costs	16,700	13,453	9,119	98,054
Shipping and handling costs	23,970	19,914	17,220	185,161

21. SIGNIFICANT SUBSEQUENT EVENTS

Upon resolution approved by the meeting of its Board of Directors held on May 20, 2010, the Company issued unsecured straight bonds on June 22, 2010 as follows:

1. Unsecured Bonds No. 9 (with Limited Inter-Bond Pari Passu Clause)

(i) Issue amount:	¥40.0 billion ($430.1 million)
(ii) Issue price:	¥100 per ¥100 bond
(iii) Payment date:	June 22, 2010
(iv) Redemption date:	June 22, 2015
(v) Interest rate:	0.567% per annum
(vi) Appropriation of proceeds:	To redeem Convertible Bonds

2. Unsecured Bonds No. 10 (with Limited Inter-Bond Pari Passu Clause)

(i) Issue amount:	¥20.0 billion ($215.1 million)
(ii) Issue price:	¥100 per ¥100 bond
(iii) Payment date:	June 22, 2010
(iv) Redemption date:	June 22, 2017
(v) Interest rate:	0.877% per annum
(vi) Appropriation of proceeds:	To redeem Convertible Bonds

Ricoh Company, Ltd. and Consolidated Subsidiaries

Schedule II. – Valuation and Qualifying Accounts and Reserves

For the Three Years Ended March 31, 2008, 2009 and 2010

	(Millions of Yen)
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions(2)(3)	Translation adjustment	Balance at end of period
For the year ended March 31, 2008:
Allowance for doubtful receivables(1)
Trade receivables	16,555	2,473	—	(1,734)	(628)	16,666
Finance receivables	13,779	449	—	(3,542)	(151)	10,535
Deferred tax assets valuation allowance	12,399	3,545	—	(4,692)	(591)	10,661
For the year ended March 31, 2009:
Allowance for doubtful receivables(1)
Trade receivables	16,666	7,254	604	(1,451)	(1,540)	21,533
Finance receivables	10,535	3,013	638	(2,459)	(201)	11,526
Deferred tax assets valuation allowance	10,661	14,041	3,368	(2,414)	(1,484)	24,172
For the year ended March 31, 2010:
Allowance for doubtful receivables(1)
Trade receivables	21,533	1,598	—	(5,637)	(598)	16,896
Finance receivables	11,526	5,566	—	(5,130)	(43)	11,919
Deferred tax assets valuation allowance	24,172	9,132	—	(3,268)	(1,054)	28,982

Notes:

(1)	See Note 2(g) to Consolidated Financial Statements.
(2)	Receivables - Write-offs
(3)	Deferred tax - Realization of tax benefits, removal of deferred tax assets that had valuation allowances