Form 20-F
period 2011-03-31
RICOH CO LTD
filed 2011-06-30
CIK 317891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20 – F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended March 31, 2011

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock*

(Title of Class)

*	859,942 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2011: 725,502,668 shares (excluding 19,409,410 shares of Treasury Stock)

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

Defined Terms, Conventions and Presentation of Financial Information

On June 24, 2011 the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was ¥80.32 = U.S.$1.00.

In this document, the term “Company” refers to Ricoh Company, Ltd., the registrant, and “Ricoh” refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

Ricoh’s fiscal year end is March 31. In this document “fiscal year 2011” refers to Ricoh’s fiscal year ended March 31, 2011, and other fiscal years of Ricoh are referred to in a corresponding manner.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected consolidated financial data have been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh’s audited consolidated balance sheets as of March 31, 2010 and 2011, the related consolidated statements of income, changes in equity and cash flows for the three years ended March 31, 2009, 2010 and 2011 and the notes thereto that appear elsewhere in this annual report.

	Millions of Yen except per share amounts and number of shares Year ended March 31,
	2007	2008	2009	2010	2011
Income Statement Data:
Net sales:	¥2,068,925	¥2,219,989	¥2,091,696	¥2,016,337	¥1,942,013
Operating income	174,380	181,506	74,536	65,997	60,196
Income before income taxes and equity in earnings of affiliates	174,519	174,669	30,939	57,524	45,400
Net income attributable to Ricoh Company, Ltd.	111,724	106,463	6,530	27,873	19,650

Per American Depositary Share:(1)
Net income (basic)	765.50	730.20	45.10	192.05	135.40
Net income (diluted)	759.45	710.75	43.75	186.80	132.65

Balance Sheet Data:
Total assets	2,243,406	2,214,368	2,513,495	2,383,943	2,262,396
Total Ricoh Company, Ltd. shareholders’ equity	1,070,913	1,080,196	975,373	973,341	929,877
Total equity	1,127,782	1,138,479	1,024,350	1,023,874	982,764
Common stock	135,364	135,364	135,364	135,364	135,364
Weighted average number of shares outstanding	729,744,656	729,010,475	723,924,525	725,613,259	725,554,477

	Millions of Yen except per share amounts and number of shares Year ended March 31,
	2007	2008	2009	2010	2011
Cash dividends declared Per American Depositary Share:(1), (2)
Interim	65.00	80.00	90.00	82.50	82.50
	$(0.56)	$(0.72)	$(0.96)	$(0.95)	$(0.98)
Year-end	75.00	85.00	75.00	82.50	82.50
	$(0.61)	$(0.80)	$(0.78)	$(0.92)	$(1.03)

Cash and cash equivalents	255,737	170,607	258,484	242,165	179,169
Capital investments	85,800	85,215	96,958	66,979	66,976
Long-term indebtedness, excluding current installment	236,801	225,930	509,403	514,718	479,422

Notes:

(1)	Each American Depositary Share represents five shares of Ricoh Common Stock.
(2)	Cash dividends declared per American Depositary Share for any given fiscal year consist of interim dividends paid during the fiscal year and year-end dividends to be paid after the fiscal year-end for such fiscal year, which are not equal to the dividends paid during such fiscal year, set forth under “Per American Depositary Share, each representing 5 shares of common stock – Cash dividends paid per share” in the Consolidated Statements of Income appearing elsewhere in this annual report.

In the preceding table, cash dividends declared in U.S. Dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board.

On June 24, 2011, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was ¥80.32 = U.S.$1.00.

The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board during the previous six months and prior five fiscal years:

	December 2010	January 2011	February 2011	March 2011	April 2011	May 2011
High	81.67	81.56	81.48	78.74	81.31	80.12
Low	84.23	83.36	83.79	82.98	85.26	82.12

	Year ended March 31,
	2007	2008	2009	2010	2011
Year-end	117.56	99.85	99.15	93.40	82.76
Average*	116.55	113.61	100.85	92.49	85.00
High	110.07	96.88	87.80	86.12	78.74
Low	121.81	124.09	110.48	100.71	94.68

*	The average Japanese Yen exchange rates represent average noon buying rate on the last business day of each month during the respective period.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Ricoh is a global manufacturer of office equipment and conducts business on a global scale. As such, Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh’s businesses are listed in this section, this list is not exhaustive. Ricoh’s business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material. In addition, this section contains forward-looking statements that are subject to the “Cautionary Statement With Respect to Forward-Looking Statements” appearing in this annual report.

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

Situation Of Recovery From The Great East Japan Earthquake May Affect to Ricoh’s Production

Many suppliers including Ricoh suffered damage by the Great East Japan Earthquake and on March 11, 2011. Although Ricoh has already resumed production by May 2011, some suppliers of Ricoh might not have recovered yet and may not fully supply materials and parts to Ricoh as previously, which may affect to Ricoh’s production.

Nuclear reactors in Fukushima were damaged by the Great East Japan Earthquake, which causes shortage of electronic power in East Japan. In summer 2011, which is peak of consumption of electricity, Japanese government request to Industrials and Individuals to save consumption of electricity by 15%. Moreover, there might be scheduled or unscheduled power failure in that summer. Such uncertainty of electronic power may affect to Ricoh’s production.

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

Historical Highlights

February 1936	Riken Kankoshi Co., Ltd. is formed in Kita-kyushu to manufacture and market sensitized paper.

March 1938	The Company’s name is changed to Riken Optical Co., Ltd., and starts manufacturing and selling optical devices and equipment.

May 1949	The Company lists its securities on the Tokyo and Osaka Stock Exchanges.

April 1954	The Company establishes an optical device and equipment plant in Ohmori, Ohta-ku, Tokyo (now known as the Ohmori plant).

May 1955	The Company begins manufacturing and selling desktop copiers.

May 1961	The Company establishes a sensitized paper plant in Ikeda, Osaka (now known as the Ikeda plant).

October 1961	The Company lists its securities on the First Section of each of the Tokyo and Osaka Stock Exchanges.

June 1962	The Company starts operations of a paper plant in Numazu, Shizuoka, which featured a fully-integrated sensitized paper production system (now known as the Numazu plant).

December 1962	The Company establishes Ricoh of America, Inc. (a subsidiary, later known as Ricoh Corporation and now known as Ricoh Americas Corporation).

April 1963	The Company changes its corporate name to Ricoh Company, Ltd.

July 1967	The Company establishes Tohoku Ricoh Co., Ltd. (a subsidiary) in Shibata-gun, Miyagi.

May 1971	The Company completes its manufacturing facility in Atsugi, Kanagawa (now known as the Atsugi plant), to which it transfers some of its office equipment production from the Ohmori plant.

June 1971	The Company establishes Ricoh Nederland B.V. (a subsidiary, later known as Ricoh Europe B.V. and now known as Ricoh Europe Holdings B.V.) in the Netherlands.

January 1973	The Company establishes Ricoh Electronics, Inc. (a subsidiary) in the United States.

December 1976	The Company forms Ricoh Credit Co., Ltd. (a subsidiary, now known as Ricoh Leasing Co., Ltd.).

March 1977	The Company relocates its headquarters to Minato-ku, Tokyo.

December 1978	The Company establishes Ricoh Business Machines, Ltd. (a subsidiary, now known as Ricoh Hong Kong Ltd.).

March 1981	The Company builds the Ricoh Electronics Development Center at the Ikeda plant to develop and manufacture electronic devices.

October 1981	The Company lists its securities on the Paris Stock Exchange (now known as Euronext Paris).

May 1982	The Company establishes sensitized paper production facilities in Sakai, Fukui (now known as the Fukui plant), which takes over some of the sensitized paper production from the Osaka plant (now known as the Ikeda plant).

December 1983	The Company establishes Ricoh UK Products Ltd. (a subsidiary).

October 1985	The Company builds a copier manufacturing plant in Gotenba, Shizuoka (now known as the Gotenba plant).

April 1986	The Company opens a research and development (“R&D”) facility in Yokohama, Kanagawa (now known as the Ricoh Research and Development Center) in commemoration of the Company’s 50th anniversary, to which it transfers some of its R&D operations from the Ohmori plant.

April 1987	The Company establishes Ricoh Industrie France S.A. (a subsidiary, now known as Ricoh Industrie France S.A.S.).

April 1989	The Company sets up an electronic devices facility in Yashiro-cho, Kato-gun, Hyogo (now known as the Yashiro plant).

January 1991	The Company establishes Ricoh Asia Industry (Shenzhen) Ltd. (a subsidiary) in China.

March 1995	Ricoh Corporation acquires Savin Corporation, an American office equipment sales company.

September 1995	The Company acquires Gestetner Holdings PLC (now known as Ricoh Europe PLC), a British office equipment sales company.

January 1996	Ricoh Leasing Co., Ltd. lists its securities on the Second Section of the Tokyo Stock Exchange (currently listed on the First Section of the Tokyo Stock Exchange).

December 1996	The Company establishes Ricoh Asia Pacific Pte Ltd (a subsidiary) in Singapore.

March 1997	The Company establishes Ricoh Silicon Valley, Inc. (now known as Ricoh Innovations, Inc.) in the United States.

August 1999	Ricoh Hong Kong Ltd. acquires Inchcape NRG Ltd., a Hong Kong-based office equipment sales company.

January 2001	Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

October 2002	The Company establishes Ricoh China Co., Ltd. (a subsidiary).

April 2003	Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the Company.

October 2004	The Company acquires Hitachi Printing Solutions, Ltd. (now known as Ricoh Printing Systems, Ltd.) in Japan.

August 2005	The Company opens Ricoh Technology Center in Ebina, Kanagawa to integrate its domestic development facilities and offices.

November 2005	The Company relocates its headquarters to Chuo-ku, Tokyo.

January 2007	Ricoh Europe B.V. acquires the European operations of Danka Business Systems PLC.

June 2007	InfoPrint Solutions Company, LLC (“InfoPrint Solutions Company”), a joint venture company of Ricoh and International Business Machines Corporation (“IBM”), commences its operations.

May 2008	The Company establishes Ricoh Manufacturing (Thailand) Ltd. (a subsidiary) in Thailand.

August 2008	Ricoh Elemex Corporation becomes a wholly-owned subsidiary of the Company.

October 2008	Ricoh Americas Corporation acquires all of the outstanding shares of IKON Office Solutions, Inc. (“IKON”), an American office equipment sales and service company.

July 2010	Seven domestic sales subsidiaries and the marketing group of the Company are merged into one domestic sales subsidiary named Ricoh Japan Corporation.

August 2010	The Company completes the construction of a new building that expands the Ricoh Technology Center, which is located in Ebina, Kanagawa.

The Company’s registered head office and executive office are as follows:

	Address	Telephone number
Registered head office	3-6, Naka Magome 1-chome, Ohta-ku, Tokyo 143-8555, Japan	+81-3-3777-8111
Executive office	13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan	+81-3-6278-2111

Principal Capital Investments

Ricoh’s capital investments for fiscal years 2009, 2010 and 2011 were ¥96.9 billion, ¥66.9 billion and ¥66.9 billion, respectively. Ricoh directed a significant portion of its capital investments for fiscal years 2009, 2010 and 2011 towards digital and networking equipment, such as digital PPCs/MFPs, laser printers and production printing products, and manufacturing facilities to maintain or enhance its competitiveness in the industry. For fiscal year 2011, Ricoh’s capital investments included ¥8.1 billion for the construction of a new building at the Ricoh Technology Center, ¥5.6 billion for purchasing mold casts used in the manufacturing of MFPs, production printing equipment and printers and ¥4.6 billion for the construction of a second plant that manufactures polymerized PxP toner. More specifically, in fiscal year 2011, Ricoh completed the construction of a new building to expand the Ricoh Technology Center that is located in Kanagawa, Japan, which was established in 2005 as Ricoh’s main development center. With the expansion of the Ricoh Technology Center, Ricoh relocated the software development department, the inkjet technology development department and the supply development department (responsible for developing toners and photoconductors) to this newly expanded center. As a result, the Ricoh Technology Center now houses such departments as well as the copier and printer development division and the manufacturing technology division. Ricoh Technology Center is also engaged in elemental technology development, product design, product evaluation and developing manufacturing technology for state-of-the-art color products. With the consolidation of these departments and divisions at the Ricoh Technology Center, Ricoh aims to (1) improve its flexible cross-functional (inter-departmental) development structures, (2) strengthen human resources development and (3) enhance its product engineering capabilities and overall development efficiency. By geographic segment, in fiscal year 2011, Ricoh made capital investments in Japan, the Americas, Europe and Other in the amounts of ¥45.6 billion, ¥8.5 billion, ¥10.1 billion and ¥2.7 billion, respectively. Ricoh projects that for fiscal year 2012, its capital investments will amount to approximately ¥67.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductors and thermal media. It is expected that Ricoh’s capital investments in Japan, the Americas, Europe and Other will be in the amount of approximately ¥44.2 billion, ¥10.2 billion, ¥8.9 billion and ¥3.7 billion, respectively, in fiscal year 2012. These capital investments are expected to be financed with internally generated funds and/or borrowings from third parties.

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

PRODUCTS

Ricoh’s operating segments consist of “Imaging & Solutions,” “Industrial Products” and “Other.”

Ricoh’s management analyzes its business operations and performance based on these segments.

The following table sets forth Ricoh’s sales by products for fiscal years 2009, 2010 and 2011.

SALES BY PRODUCT

	Millions of Yen (except for percentages) For the Year Ended March 31,
	2009		2010		2011
Imaging & Solutions
Imaging Solutions	¥1,598,614	76.4%	¥1,516,172	75.2%	¥1,429,824	73.6%
Network System Solutions	234,484	11.2	274,071	13.6	283,483	14.6
Industrial Products	115,550	5.5	101,692	5.0	106,830	5.5
Other	143,048	6.9	124,402	6.2	121,876	6.3

Total	¥2,091,696	100.0%	¥2,016,337	100.0%	¥1,942,013	100.0%

Note:

(1)	The above consolidated financial data set forth net sales to external customers by product.

Imaging & Solutions

This segment consists of products that are widely used in the office and production printing environments and are categorized as follows:

(1) Imaging Solutions

For fiscal year 2011, the Imaging Solutions product category accounted for 73.6% of Ricoh’s net sales.

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

In response to customer demand, Ricoh continues to be focused in recent years on designing a wide-range of products that enhance productivity, have improved security features, are user friendly and are environmentally friendly.

For example, during fiscal year 2011, Ricoh released its imagio MP C5001/C4001/C3301/C2801 series (also known as Aficio MP C5001/C4001/C3301/C2801 series when sold overseas) as part of its color MFP product lineup. These new color MFPs (1) decrease average energy consumption by approximately 25% (MP C5001/C4001 series) and 50% (MP C3301/C2801 series) compared to that of earlier models by using an induction heating fusing unit, which heats up quickly and uses less electricity, and the newly developed “black PxP toners”, which enables fusing at lower temperatures, (2) increase customers’ productivity by shortening the start-up time from when the equipment is in wait mode, (3) increase printing and scanning speeds, which improve customers’ productivity, (4) enable customers to print directly from USB memory and/or SD cards, which enhance customers’ work efficiency and (5) provide enhanced security features, such as a user authentication system to prevent unauthorized access to images and an encryption system that encrypts user names and passwords. Ricoh also released imagio MP C2201 series (also known as Aficio MP C2201 series when sold overseas) as part of its color MFP product lineup during fiscal year 2011, which (1) reduced average energy consumption by using the new color QSU (quick start up) technology and the newly developed “black PxP toners” and (2) shortened start-up times to 10 seconds from when the equipment is in wait mode as compared to 27 seconds for prior models, such that the shortened start-up time is now equivalent to start-up times of monochrome MFPs.

In addition, Ricoh developed and introduced during fiscal year 2011 the imagio MP W3601/W2401 series (also known as Aficio MP W3601/W2401 series when sold overseas), a wide format MFP with features that increased customers’ productivity compared to prior models, such as (1) having a copying speed of 6 pages per minute and (2) being equipped with a 600 dpi resolution full color scanner. In addition, this wide format MFP series provided as standard features security functions that were previously optional.

In terms of laser printers, Ricoh developed and introduced during fiscal year 2011 low- to high-end color laser printers for A4-sized paper featuring a compact body of 400 mm (width) x 480mm (depth) x 387mm (height) , which enables usage in a wide range of work environments, and functions that improve customers’ productivity, such as a printing speed of 25 pages per minute.

With respect to GELJET printers, Ricoh developed and introduced the IPSiO GX e7700 series (also known as Aficio GX e 7700 series when sold overseas) during fiscal year 2011. This series was introduced to target mid-end users and is a series of color printers featuring (1) a function that enables printing on a wide range of paper sizes from special A3-size paper to L-size paper, (2) a broad spectrum of printing functions to satisfy a wide range of customer requirements, (3) lower overall printing costs with a function that automatically adjusts the print density depending on the document contents, (4) environmentally friendly characteristics, such as reduced average energy consumption to a level comparable to that of a fluorescent light bulb, (5) high speed printing, such as taking less than 2.6 seconds to print the first color page and being able to print 29 pages per minute in both monochrome and color, and (6) easy-to-use applications that can be operated at the front of the printer on a daily basis.

Furthermore, in terms of production printing products, Ricoh developed and introduced the RICOH Pro C901/C901S for its production printing customers during fiscal year 2011. The RICOH Pro C901/C901S is a color laser printer with a high print speed of 90 pages per minute for both monochrome and color printing on A4-size paper. In addition, this laser printer (1) uses oil-free polymerized PxP toners to produce high quality images, (2) has high-speed print, copy and scan capabilities, (3) uses a new fusing unit that improves paper handling, (4) has an improved large color TFT LCD operation panel that simplifies operation and (5) has various options that enable customers to improve their production efficiency, such as various finishing and binding options.

(2) Network System Solutions

For fiscal year 2011, the Network System Solutions product category accounted for 14.6% of Ricoh’s net sales.

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

In Japan, Ricoh has its own solutions brand called “Operius” and is focused on providing solutions to customers to optimize their office environment. Operius is comprised of three key components: (1) hardware, (2) software and (3) support and services. By identifying and utilizing the most appropriate hardware and software to address customers’ needs, and supplementing such products with a comprehensive support and service team (such as a 24-hour IT monitoring center, and an expert team of hardware and software engineers), Ricoh strives to assist its customers in creating a working environment that is more efficient. For example, Ricoh develops storage and management solutions that address the customers’ need to organize and keep track of both paper and digital files, and that provide a secure centralized electronic document storage system that enables easy retrieval. Through the seamless integration of hardware and software, customers can utilize and benefit from streamlined document scanning, indexing and electronic document distribution. As part of Operius, Ricoh delivers total cost of ownership (“TCO”) consulting that begins with analyzing the customers’ document workflow, output devices and document processes. In addition, through its support services, Ricoh has been able to lower the total printing costs of its customers by assisting them in the set up of their information technology or networks in various environments in Japan (where physical space is costly) and thereby increasing the efficiency of their printing process.

In addition, in Japan as well as the overseas market, Ricoh has been expanding its managed document services (“MDS”) since its acquisition of IKON in fiscal year 2009. Historically, Ricoh has grown its business by inventing and selling new products. While Ricoh remains committed to providing innovative hardware and software products, Ricoh believes that its MDS can provide customers added-values. The objective of Ricoh’s MDS is to provide customers with a competitive advantage over its competitors, decrease costs, improve efficiencies and strengthen data security protection.

Ricoh is expanding its MDS business globally because it believes that customers’ needs are changing. Unlike before, customers appear to be less willing to pay for hardware and software which they must manage and optimize themselves. Rather, customers appear to be seeking a consultative partner that provides not only innovative products but also solutions that enable customers to pay only for what they actually use, which may change quickly based on changes in customers’ companies and the markets they serve. Based on Ricoh’s experience, customers also appear to be looking to outsource non-core business functions to third-party partners who are willing to invest, collaborate and work with them.

More specifically, Ricoh’s MDS is a global service that helps customers improve their document workflow and office processes, manages and optimizes customer’s information, increases productivity and reduces TCO. Ricoh’s MDS is provided to customers in the following five phases:

Phase I (Understand – Understanding the state of the customer’s environment): In this phase, Ricoh works with customers and conducts a detailed assessment of the state of the customer’s document output environment. Ricoh’s dedicated team of analysts performs this assessment and provides the customer with an analysis of the customer’s environment, including limitations to its environment and associated costs.

Phase II (Improve – Presenting a proposed design that focuses on the customer’s goals): Using the assessment from Phase I, Ricoh’s experts (including a team of analysts, system engineers, consultants and technology specialists) develop and provide recommendations to achieve the customer’s objectives in this phase. Such objectives may include enhancing efficiency, increasing productivity, and deriving measurable and sustained cost savings.

Phase III (Transform – Transforming the customer’s environment): In this phase, Ricoh provides a clear roadmap that shows how the customer can transition from the current state to the desired future state, and offers the services of experts who can ensure that the transition to a new environment is accomplished efficiently, with minimum impact on the customer’s business, and the objectives of the change can be realized quickly.

Phase IV (Govern – Governing the new environment for continuous improvement): In this phase, Ricoh provides onsite services to generate cost savings, fleet productivity and workflow improvements. Ricoh strives to deliver measurable and sustained improvements that differentiate Ricoh’s MDS from other print solutions and ensure measurable cost containment, reduced IT efforts and enhanced end-user satisfaction.

Phase V (Optimize – Optimize the new environment): In this last phase, Ricoh provides services that transform the customer’s workflow and enables customers to deliver information at the appropriate time and format, while at the same time saving costs for such action. In providing this service, Ricoh offers the services of its experts without adding to the customers’ headcount and without having customers relinquishing control over their own information infrastructure. Ricoh’s experts will work as an extension of the customer’s staff, applying the requisite expertise as needed.

Industrial Products

The Industrial Products segment consists of products that are used in the industrial sector. For fiscal year 2011, this segment accounted for 5.5% of Ricoh’s net sales. Principal products in this segment include thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment.

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

Other

The Other segment, which accounted for 6.3% of Ricoh’s net sales for fiscal year 2011, includes digital cameras, financing and logistics services.

Ricoh is one of the pioneers in commercializing digital cameras, which have tremendous potential as “image capturing devices.” As digital cameras may be used in a variety of ways to capture and input images, Ricoh expects that the digital camera market will continue to grow in the future. During fiscal year 2011, Ricoh released new digital cameras under the names “CX4” and “G700/G700SE”.

The “CX4” features (1) a 10.7x optical wide-angle zoom lens (equivalent to a 28-300 mm focal length on 35 mm cameras) with a compact body having a depth of 29.4 mm and (2) enhanced image-sensor-shift image stabilization, which reduces blurring of the image on average by the equivalent of about 3.7 shutter-speed stops, about three times faster than its predecessor model. This enhanced stabilization feature ensures crisp, sharp results when taking close-up photos, telephoto shots and other shots in which the image is likely to blur.

The “G700/G700SE” is equipped with (1) an optical lens that has 5x zoom capability (equivalent to 28-140 mm focal length on 35 mm cameras) and (2) a built-in flash that reaches up to 10 meters. The “G700/G700SE” has improved shock resistance, water resistance and chemical resistance qualities, which enables it to be used at difficult work sites. In addition, Bluetooth® and wireless LAN capabilities are standard features of the “G700SE”, which also has optional GPS and bar code reader units as accessories.

Ricoh provides certain financing services in Japan through Ricoh Leasing Co., Ltd., which leases industrial equipment and medical equipment as well as office equipment, and offers loans, such as support loans, to small businesses and independent medical doctors. Ricoh is also increasing its financing services in the United States and Western Europe by extending more leases to customers in order to meet the change in customers’ demand to “use” equipment rather than to “own” equipment, and to support sales of the Imaging Solutions business.

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

In addition to this overall group vision, management has established medium-term goals. Fiscal year 2011 was the third and last fiscal year of the 16th Mid Term Plan (“MTP”), which covered the period from fiscal year 2009 through fiscal year 2011. Under the 16th MTP, Ricoh’s objectives were to earn an even greater level of trust from its customers by placing greater emphasis on customer viewpoints and continuing to provide products and services which meet and exceed customer expectations. To achieve the objectives of the 16th MTP, Ricoh established the following five basic group management strategies: (1) become the market leader in each of the targeted business areas (such as the production printing business and the solutions business), (2) strengthen and accelerate its environmental management (which encompasses environment-related technological development, such as the development of products like color PxP toners, the management of resources and energy used in the entire lifecycles of Ricoh products, and the delivery to customers of Ricoh’s environmental philosophy and activities), (3) promote “Ricoh Quality” (which means to accelerate the innovation processes to achieve greater customer satisfaction), (4) create new business lines and (5) build a strong global RICOH brand.

During the 16th MTP, Ricoh made various efforts to achieve the plan’s objectives. For example, Ricoh worked to achieve synergy with IKON, which it acquired in fiscal year 2009, in various ways, including making efforts to replace non-Ricoh products used by IKON customers with Ricoh products. In addition, Ricoh expanded in various countries its production printing business, its MDS business and its IT services business. Ricoh also took steps to restructure its operations in accordance with the Corporate Restructuring Growth Project (“CRGP”) from October 2008, which is a group-wide project to reduce costs and restructure operations for future growth, implemented urgent cost reduction measures in fiscal year 2011 and started to shift resources to new growth areas.

In addition to the overall objectives of the 16th MTP, Ricoh also established financial targets with respect to net sales, operating income, operating income ratio (ratio of operating income to net sales), return-on-equity (“ROE”) and payout ratio (ratio of dividends paid to net income) that were to be achieved by the last fiscal year of the plan. More specifically, the financial targets were net sales of ¥2,300.0 billion, operating income of ¥170.0 billion, operating income ratio of 7.4%, ROE of 12.5% and payout ratio of 30.0%. Actual results as of fiscal year 2011 (the last fiscal year of the 16th MTP) were net sales of ¥1,942.0 billion, operating income of ¥60.1 billion, operating income ratio of 3.1%, ROE of 2.1% and payout ratio of 121.9%. These results were due in part to the change in business environment that occurred during the 16th MTP as well as the appreciation of the Japanese Yen relative to the U.S. Dollar and the Euro. More specifically, the average exchange rate between the Japanese Yen and the U.S. Dollar was ¥100.55 to US$1 for fiscal year 2009 and ¥85.77 to US$1 for fiscal year 2011. The average exchange rate between the Japanese Yen and the Euro was ¥143.74 to Euro 1 for fiscal year 2009 and ¥113.28 to Euro 1 for fiscal year 2011. Ricoh estimates that an appreciation of ¥1 against the U.S. Dollar would impact sales and operating income by ¥6.5 billion and ¥1.3 billion, respectively, and an appreciation of ¥1 against the Euro would impact sales and operating income by ¥3.5 billion and ¥1.5 billion, respectively. While the decrease in demand that occurred after the world financial crisis recovered slowly during the end of the 16th MTP, Ricoh’s customers continued to minimize color output and manage their overall printing output. Ricoh’s customers also adjusted their business models during the 16th MTP in ways that reflect a shift in values from those based on “product possession” (i.e., owning a product) to those based on “product use” (i.e., using a product). Furthermore, the increased use of mobile devices and the paperless movement accelerated during the 16th MTP, which has resulted in changing peoples’ working styles. Furthermore, increased environmental awareness has lead customers to place greater emphasis and importance when selecting a product on whether the product has been designed and can perform in a way that is friendly to the environment.

The objective of the 17th MTP, which covers the period from April 2011 to March 2014, is to achieve growth and to restructure its organization simultaneously in order to develop new values that can be provided to customers. To achieve this objective, Ricoh has implemented the following two basic group management strategies: (1) “business creation and integration” and (2) “establish highly efficient management.”

By “business creation and integration,” Ricoh means that it will strive to strengthen its services business with the goal of increasing its market share not only in products but also in services. More specifically, Ricoh will focus on achieving five objectives under the “business creation and integration” strategy. First, Ricoh will work to maintain its top market share status in its core business (i.e., products that are used in the office environment), while streamlining its operations. Second, Ricoh will aim to expand its services business in developed countries and areas, such as the United States, Western Europe and Japan, by enhancing its MDS offerings and expanding its IT services. Third, Ricoh will strive to expand its product line-up and market share in the emerging markets. Fourth, Ricoh will work to strengthen its production printing business by making necessary adjustments to its sales and service structures and expanding its product line-up so that its production printing business can realize a profit at an early stage. Lastly, Ricoh will continue to develop new businesses to achieve growth, which new businesses will include developing network appliances and Eco solutions. Network appliances consist of projection systems, unified communication systems and other systems. Eco solutions consist of the LED illumination business, the ESCO business (which is a business that provides comprehensive services to achieve energy savings in buildings and factories with the objective of providing energy saving benefits to customers and contributing to preserving the global environment), the recycling business and other businesses. In addition, as part of the 17th MTP and in light of the shift in customer demand to merely “use” equipment as opposed to “own” equipment, Ricoh intends to (1) provide comprehensive MDS or Eco solutions by using a combination of existing systems and the Ricoh group expertise and (2) provide financial solutions for customers to facilitate the purchase of higher priced products and services, such as the building- or factory-wide comprehensive installation of LED illuminations and production printing products. Separately, to assist in the recovery of the Tohoku area after the Great East Japan Earthquake, Ricoh plans to expand its toner production capacity in the Tohoku area and establish a new recycling center in the Tohoku area. To date, Ricoh has contributed ¥0.3 billion and established a Recovery Support Department to strengthen its recovery efforts and support the mid- to long-term recovery of the affected areas.

By “establish highly efficient management,” Ricoh means that it will work to create a corporate environment through which its growth strategies can be accelerated. More specifically, Ricoh will strive to realize a corporate culture that encourages the accelerated implementation of growth strategies that seek to achieve in-depth restructuring as part of the CRGP. Ricoh intends to achieve this restructuring and accelerate acquisition synergies by (1) streamlining its sales systems, (2) reviewing non-profitable businesses and deciding either to support and turn around such businesses or withdraw from such businesses, (3) integrating production sites and shifting resources to growth areas, (4) encouraging operational re-engineering, such as re-engineering its business processes, streamlining redundant operations and reorganizing headquarter functions, (5) relocating approximately 15,000 personnel to new growth areas and reducing personnel headcount by approximately 10,000 persons, (6) reducing purchase costs by centralizing purchase functions and aggregating purchase orders and (7) reviewing its development processes (such as the “create without making” process, which means to develop products without incurring costs arising from test models) and strengthening its support for low cost development. In addition, as part of the 17th MTP and to investment in its future growth, Ricoh intends to (1) make capital investments of approximately ¥200.0 billion over the next three years (which will be maintained on an annual basis at current levels equivalent to depreciation), (2) maintain R&D expenses at 5-6% of net sales (which it intends to use to expand into new business areas and streamline existing business areas while also engaging in product development for emerging markets) and (3) expand its business infrastructure in new areas and growth areas (which it intends to accomplish by reallocating resources and implementing strategic investments into new business areas).

The financial targets that Ricoh has set to achieve by March 2014 in connection with the 17th MTP are net sales of ¥2,400.0 billion or higher, operating income of ¥210.0 billion or higher, operating income ratio of 8.8% or higher, ROE of 10.0% or higher, free cash flow (which is the sum of cash flows from operating activities plus cash flows from investing activities) of approximately ¥200.0 billion and a shareholder return ratio (the ratio between dividends and share buybacks) of approximately 30%.

SALES AND DISTRIBUTION

Ricoh continues to utilize the following three marketing and sales channels for the distribution of its products to end-user customers in Japan: (1) direct sales by Ricoh to end-user customers through domestic subsidiaries and affiliates, (2) sales through independent dealers of office equipment and (3) sales through independent office supply wholesalers and retailers. Ricoh estimates that over one-half of its domestic PPC/MFP and laser printer sales by revenue are derived from its direct sales channels to end-user customers, with the remaining balance being divided between sales through independent dealers of office equipment and independent office supply wholesalers and retailers. During fiscal year 2009, in an effort to consolidate its operations, Ricoh merged 33 sales subsidiaries in Japan into five sales subsidiaries to enhance the efficiency of its domestic sales activities. As a result, as of the end of fiscal year 2009, Ricoh had seven domestic sales subsidiaries, located in the Hokkaido, Tohoku, Kanto, Chubu, Kansai, Chugoku and Kyushu areas, that coordinated its marketing and sales channels in Japan. To further enable a quicker response to customers’ increasingly diversified needs and to efficiently manage its sales operations, Ricoh merged these seven domestic sales subsidiaries and the marketing group of the Company into one domestic sales subsidiary in July 2010, which subsidiary is named Ricoh Japan Corporation.

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

In Japan, repair and maintenance services are generally provided by Ricoh’s service specialists. Ricoh’s service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. The total number of Ricoh’s sales and service personnel in Japan is approximately 21,200. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers in the overseas market who purchase Ricoh products. The total number of Ricoh’s overseas sales and service personnel is approximately 45,800.

Ricoh’s customer support system (“@Remote”) is available globally in order to enhance customer satisfaction and service efficiency. This system allows Ricoh to remotely monitor copiers that are in operation and provide prompt service to such copiers.

Additional information regarding the manner in which Ricoh accounts for its after-sales services is set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are included in this annual report.

PRINCIPAL MARKETS

Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh’s sales decreased in fiscal year 2011. As noted below, for fiscal year 2011, net sales in Japan, the Americas, Europe and Other as a percentage of total net sales were 45.1%, 26.9%, 21.3% and 6.7%, respectively. The table below breaks down for each geographic area the total net sales amount and percentage of such net sales amount as compared against total net sales for each of the last three fiscal years.

SALES BY GEOGRAPHIC AREA

	Millions of Yen (except for percentages to net sales) For the Year Ended March 31,
	2009		2010		2011
Japan	¥938,331	44.9%	¥876,578	43.5%	¥875,859	45.1%
The Americas	502,862	24.0	557,687	27.7	521,970	26.9
Europe	523,407	25.0	458,584	22.7	413,936	21.3
Other	127,096	6.1	123,488	6.1	130,248	6.7

Total	¥2,091,696	100.0%	¥2,016,337	100.0%	¥1,942,013	100.0%

Note:

(1)	Sales amounts set forth in the above table are based on the location of the purchaser (external customer) of the product. For example, if the product is manufactured in Japan and sold to an external customer located in the United States, such sale would be recorded as a sale in the Americas.

(1) Japan

While the Japanese economy showed some moderate signs of recovery starting in the second half of fiscal year 2010, the economic situation in Japan remained unpredictable due to the appreciation of the Japanese Yen against the U.S. Dollar and the Euro as well as the decline in the stock market. Capital investments in Japan by customers have decreased due to sluggish sales performance and the appreciation of the Japanese Yen. Personal consumption has also remained weak. Ricoh continues to face a difficult business environment in Japan. In the Imaging & Solutions segment, the marketing group of the Company and seven domestic sales companies were integrated and reorganized into Ricoh Japan Corporation. Through such integration and reorganization, Ricoh sought to improve its management efficiency by creating a sales infrastructure that will enable the Ricoh Group companies to promptly respond to and address the diversifying needs of its customers.

As a result of the Great East Japan Earthquake on March 11, 2011, Ricoh suffered damages to its operations in the affected areas. For additional information on the effect of the Great East Japan Earthquake, see Item 5.A. Fiscal Year 2011 Compared to Fiscal Year 2010 – Geographic Segments by Geographic Origin – Japan.

(2) The Americas

In the Americas, economic conditions remained unpredictable despite the fact that individual consumption and capital investments showed signs of recovery.

During fiscal year 2009, Ricoh acquired the U.S.-based IKON and its subsidiaries, who supply and service a wide range of office equipment to customers, including large private corporations as well as U.S. government and public sector entities/organizations. Ricoh is increasing its efforts to switch non-Ricoh products sold by IKON to its customers (prior to Ricoh’s acquisition) to Ricoh products and integrating IKON as part of its supply chain.

(3) Europe

Although the economy showed signs of recovery during fiscal year 2011 partially due to the increase in European exports to other regions as a result of the depreciation of the Euro, the overall economic condition in Europe remained uncertain. This was due in part to the widening intra-regional economic disparities resulting from the financial crisis and high unemployment rates in some countries. In addition, the sharp depreciation of the Euro relative to other foreign currencies contributed to such uncertain economic conditions.

During fiscal year 2009, Ricoh integrated the European business operations of IKON into Ricoh Europe PLC’s operations. The purpose of this integration was to optimize the operational structure in each country in this geographic region to respond promptly to new customer demands and to enhance the effectiveness of its business by eliminating duplicative functions.

(4) Other

The Other geographic area includes China, South East Asia and Oceania. Demand for Ricoh products in the emerging markets, including China and India, increased in fiscal year 2011. In response to this increase in demand, Ricoh strengthened its sales force in these markets. Despite the appreciation of the Japanese Yen, sales increased in the Other geographic are in fiscal year 2011 compared to fiscal year 2010.

COMPETITION

The office equipment industry in which Ricoh primarily competes remains highly competitive and Ricoh continues to encounter intense competition in its Imaging & Solutions segment. Furthermore, competition in each of the product categories in the Imaging & Solutions segment is expected to increase in the future as Ricoh’s competitors enhance and expand their product and service offerings. For example, in response to the trend in the office equipment market towards digital networking systems and the shift in customers’ demands towards color products, Ricoh’s competitors are introducing a range of color products and digital networking systems, thereby increasing the level of competition in these products. This increase in competition may result in price reductions and decreases in profitability as well as market share in these products. Ricoh seeks to prevail over the intense competition in the office equipment market by providing customers with equipment that optimizes the TCO of such equipment and enhancing office productivity and efficiency. However, Ricoh cannot provide assurance that it will be able to compete successfully against existing or future competitors. Moreover, Ricoh may face competition from some of its current customers and companies with which Ricoh has strategic business relationships.

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

SEASONALITY

Sales in the Imaging & Solutions segment generally increase in March of each year, which is the end of the fiscal year for most Japanese companies. This is due to the increase in demand for these products as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. However, the effect of this seasonality on a consolidated basis has customarily been minimal. For example, sales generated during the month of March due to this seasonality accounted for 13.8% of Ricoh’s sales in Japan for fiscal year 2010. However, the effect of this seasonality on a consolidated basis was minimal for fiscal year 2010, as only 5.0% of Ricoh’s total consolidated sales for fiscal year 2010 were generated from sales in Japan during the month of March. For fiscal year 2011, sales in Japan were affected by the Great East Japan Earthquake that occurred on March 11, 2011 and this seasonality had even less impact on sales in the Imaging & Solutions segment. More specifically, sales generated during the month of March due to this seasonality accounted for 11.7% of Ricoh’s sales in Japan for fiscal year 2011. The effect of this seasonality on a consolidated basis was minimal for fiscal year 2011, as only 5.4% of Ricoh’s total consolidated sales for fiscal year 2011 were generated from sales in Japan during the month of March.

SOURCES OF SUPPLY

Raw materials, parts and components used in the production of Ricoh’s products, such as plastics, rubber and chemicals are procured on a global basis. Prices of some raw materials that Ricoh uses fluctuate according to the market and prices of some parts and components that Ricoh uses fluctuate as well. Generally, Ricoh maintains multiple suppliers for the most significant categories of raw materials, parts and components to address such fluctuations. Because very few of the raw materials required by Ricoh in manufacturing its products can be procured in Japan, most of the raw materials used by Ricoh come from outside of Japan. Ricoh monitors the availability of raw materials on a regular basis to ensure that it will not encounter any shortages. Ricoh has not experienced any significant difficulty in obtaining the raw materials, parts and components necessary for it to manufacture its products and believes that it will be able to continue to obtain necessary raw materials, parts and components in sufficient quantities to meet its manufacturing needs in the future. A rise in crude oil prices may lead to an increase in the overall cost of procuring raw materials, parts and components. This is due to the fact that the cost of oil-based parts and components, the processing costs of raw materials and fuel costs of shipping and distributing such raw materials, parts and components may increase as a result of higher crude oil prices. However, Ricoh believes that it will be able to adequately manage the impact of any such price volatility in connection with the raw materials, parts and components that are required to manufacture its products.

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

C. Organizational Structure

As of March 31, 2011, the Ricoh group includes the Company, 227 subsidiaries and 7 affiliates located worldwide. In addition, from fiscal year 2011, Variable Interest Entities (VIE) have been consolidated. See Note [2] (u) and Note [4] to the Consolidated Financial Statements for additional information.

The Company is the parent of the Ricoh group. The Company heads the R&D activities of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

The following is a list of the principal subsidiaries of the Company. None of the Company’s 7 affiliates are considered material affiliates of Ricoh.

Company Name	Country of Formation	Proportion of ownership interest	Main businesses
(Subsidiaries)
Ricoh Optical Industries Co., Ltd.	Japan	100.0	Manufacturing optical equipment
Hasama Ricoh, Inc.	Japan	100.0	Manufacturing office equipment
Tohoku Ricoh Co., Ltd.	Japan	100.0	Manufacturing office equipment
Ricoh Unitechno Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Printing Systems, Ltd.	Japan	100.0	Manufacturing and sale of office equipment
Ricoh Elemex Corporation	Japan	100.0	Manufacturing and sales of office equipment and minuteness equipment
Ricoh Microelectronics Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Keiki Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Japan Corporation	Japan	100.0	Sale of office equipment
Ricoh Technosystems Co., Ltd.	Japan	100.0	Maintenance, service and sale of office equipment
Ricoh IT Solutions Co., Ltd.	Japan	100.0	Development and construction of network system
Ricoh Logistics System Co., Ltd.	Japan	100.0	Logistics services and custom clearances
Ricoh Leasing Co., Ltd.	Japan	51.1	General leasing
Ricoh Electronics, Inc.	U.S.A.	100.0	Manufacturing office equipment and related supplies
Ricoh UK Products Ltd.	U.K.	100.0	Manufacturing office equipment
Ricoh Industrie France S.A.S.	France	100.0	Manufacturing office equipment and related supplies
Ricoh Asia Industry (Shenzhen) Ltd.	China	100.0	Manufacturing office equipment and related supplies
Shanghai Ricoh Digital Equipment Co., Ltd.	China	100.0	Manufacturing and sale of office equipment
Ricoh Manufacturing (Thailand) Ltd.	Thailand	100.0	Manufacturing office equipment
Ricoh Americas Corporation	U.S.A.	100.0	Sale of office equipment
Ricoh Canada Inc.	Canada	100.0	Sale of office equipment
IKON Office Solutions, Inc.	U.S.A.	100.0	Sale of office equipment
Ricoh Printing Systems America, Inc.	U.S.A.	100.0	Manufacturing office equipment
InfoPrint Solutions Company, LLC	U.S.A.	100.0	Sale of office equipment
Ricoh Europe Holdings PLC	U.K.	100.0	Sale of office equipment
Ricoh UK Ltd.	U.K.	100.0	Sale of office equipment
Ricoh Deutschland GmbH	Germany	100.0	Sale of office equipment
Ricoh France S.A.S	France	100.0	Sale of office equipment
Ricoh Italia Srl	Italy	100.0	Sale of office equipment
Ricoh Espana S.L.U.	Spain	100.0	Sale of office equipment
Ricoh Belgium N.V.	Belgium	100.0	Sale of office equipment
Ricoh Nederland B.V.	Netherlands	100.0	Sale of office equipment

Company Name	Country of Formation	Proportion of ownership interest	Main businesses
Ricoh Europe SCM B.V.	Netherlands	100.0	Sale of office equipment
Ricoh Schweiz AG	Switzerland	100.0	Sale of office equipment
Ricoh Sverige AB.	Sweden	100.0	Sale of office equipment
Ricoh Finance Nederland B.V.	Netherlands	100.0	Corporate finance
Ricoh China Co., Ltd.	China	100.0	Sale of office equipment
Ricoh Hong Kong Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh Asia Industry Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh Asia Pacific Pte Ltd	Singapore	100.0	Sale of office equipment
Ricoh Asia Pacific Operations Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh (Thailand) Ltd.	Thailand	100.0	Sale of office equipment
Ricoh India Ltd.	India	73.6	Sale of office equipment
Ricoh Australia Pty, Ltd.	Australia	100.0	Sale of office equipment
Ricoh New Zealand Ltd.	New Zealand	100.0	Sale of office equipment
And 182 other subsidiaries
(Affiliates)
7 affiliates (none of which are material affiliates)

Notes:

(1)	Proportion of ownership interest includes indirect ownership.
(2)	Ricoh Leasing Co., Ltd. is the only subsidiary of the Company that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.
(3)	InfoPrint Solutions Company, LLC changed its name to Ricoh Production Print Solutions, LLC in April 2011

D. Property, Plant and Equipment

Ricoh manufactures its products primarily in fifteen plants in Japan and six plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. None of Ricoh’s plants are subject to any material environmental issues that may affect the extent to which Ricoh is able to utilize such plants. The following table gives certain information as of March 31, 2011 regarding the Company’s and its subsidiaries’ principal manufacturing and other facilities. With the exceptions of Shanghai Ricoh Digital Equipment Co., Ltd. and GR Advanced Materials Ltd., the manufacturing and other facilities listed below have floor space exceeding 10,000 square meters.

Name (Location)	Floor space	Principal activities and products manufactured
	(in thousands of square meters)
Japan:
Ricoh Company, Ltd.
Ohmori Plant (Tokyo)	54	Parts relating to copiers
Atsugi Plant (Kanagawa)	73	Office equipment and other products
Numazu Plant (Shizuoka)	121	Paper and toner
Ikeda Plant (Osaka)	27	Electronic devices
Fukui Plant (Fukui)	34	Papers and toner
Gotenba Plant (Shizuoka)	70	Office equipment
Yashiro Plant (Hyogo)	34	Electronic devices
Ricoh Technology Center (Kanagawa)	127	R&D
Head Office (Tokyo)	21	Head office and marketing of office equipment
Research & Development Center (Kanagawa)	17	R&D
System Center (Tokyo)	10	Information system center, marketing of office equipment and other business
Ginza Office (Tokyo)	11	Marketing of office equipment and other business
Shin-Yokohama office (Kanagawa)	40	Marketing of office equipment, other business and related services
Katsuta office (Ibaraki)	54	R&D of production printing products
Subsidiaries:
Ricoh Optical Industries Co., Ltd. (Iwate)	23	Photographic equipment
Tohoku Ricoh Co., Ltd. (Miyagi)	64	Office equipment, toner and parts relating to copiers and duplicators
Hasama Ricoh, Inc. (Miyagi)	14	Parts relating to copiers and data processing equipment
Ricoh Unitechno Co., Ltd. (Saitama)	19	Office equipment
Ricoh Elemex Corporation. (Aichi)	45	Office equipment and measuring equipment
Ricoh Microelectronics Co., Ltd. (Tottori)	12	Printed circuit boards and electronic components
Ricoh Keiki Co., Ltd. (Saga)	10	Printed circuit boards and parts relating to copiers
Ricoh Printing Systems, Ltd. (Ibaraki)	54	Printers and production printing products

Name (Location)	Floor space	Principal activities and products manufactured
	(in thousands of square meters)
Overseas:
Ricoh Electronics, Inc. (Irvine, Santa Ana and Tustin, California and Lawrenceville, Georgia, U.S.A.)	110	Copiers, parts relating to copiers, toner and thermal paper
Ricoh UK Products Ltd. (Telford, United Kingdom)	36	Copiers, parts relating to copiers and toner
Ricoh Industries France S.A.S. (Colmar, France)	49	Copiers, parts relating to copiers and thermal paper
Ricoh Asia Industry (Shenzhen) Ltd. (Shenzhen, China)	42	Copiers, parts relating to copiers, and toner
Ricoh Components Asia (Shenzhen) Co., Ltd. (Shenzhen, China)	35	Printed circuit boards and electronic components
Shanghai Ricoh Facsimile Co., Ltd (Shanghai, China)	26	Facsimile equipment
Ricoh Thermal Media (Wuxi) Co., Ltd. (Shenzhen, China)	24	Direct thermal paper and thermal transfer ribbon
Shanghai Ricoh Digital Equipment Co., Ltd. (Shanghai, China)	6	Copiers, facsimile equipment and parts relating to copiers
Ricoh Manufacturing (Thailand) Ltd. (Rayong, Thailand)	38	Printers and parts relating to printers
GR Advanced Materials Ltd. (Scotland, United Kingdom)	7	Supplies relating to duplicators

As discussed earlier in this Item 4, Ricoh completed during fiscal year 2011 the construction of a new building to expand the Ricoh Technology Center located in Kanagawa, Japan, which was established in 2005 as Ricoh’s main development center. This expansion of the Ricoh Technology Center was financed with internally generated funds.

Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investments in manufacturing facilities are being considered for its long-term success.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

Ricoh is engaged primarily in the development, manufacturing, sales and servicing of office automation equipment, such as PPCs/MFPs, laser printers, GELJET printers, production printing products and facsimile machines, as well as semiconductor devices, digital cameras and thermal media. Ricoh supports its office automation equipment business by offering customers various “solution” systems that work with personal computers and servers, network systems, application software and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh’s product support services include assisting customers in setting up their information technology environment or network. Ricoh also offers various supplies and peripheral products to be used with its products and systems.

Ricoh distributes its products and competes in the following four geographic areas: (1) Japan, (2) the Americas, (3) Europe and (4) Other, which includes China, Southeast Asia and Oceania. For additional information on Ricoh’s business, see Item 4.B. Information on the Company – Business Overview.

Because of the global nature of Ricoh’s operations, Ricoh’s results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Furthermore, competition in the businesses Ricoh operates has increased significantly and is likely to continue increasing in the future. Significant trends in the office equipment market during the past several years consist of the movement towards digital networking systems from stand-alone models and the shift in customers’ demands toward color products from monochrome products. In addition, more recently, the needs of customers are changing such that customers are increasingly less willing to pay for hardware and software they must manage and optimize themselves. Rather, they seek solutions that enable them to pay only for what they actually use, which may change quickly based on changes in customers’ companies and the markets they serve. Based on Ricoh’s experience, customers also appear to be looking to outsource non-core business functions to third-party partners who are willing to invest, collaborate and work with them. In light of these recent trends, Ricoh is focusing on expanding its MDS business on a global basis.

Historically, Ricoh’s revenues have been derived mainly from the manufacturing and sale of equipment (such as copiers and printers). In recent years, the key factor to achieve revenue growth has been the expansion of available product lines and areas of services to address the increase in customer demand for digitization, color printing, high volume printing, which became possible upon the introduction of printers with high-speed printing capabilities, and document management solutions. Although the global economy has not yet fully recovered from its recent downturn, Ricoh remains focused on achieving sustained growth to remain competitive. To achieve such growth, Ricoh has striven to broaden its revenue and earnings base by expanding available product lines and areas of service, and increasing the total copying or printing volume of its customers (which Ricoh refers to as “Building Total Document Volume”) and the amount of revenue per copy or printed page. More specifically, Ricoh’s strategies continue to include (1) introducing new color products at prices comparable to those of monochrome models to replace monochrome products, (2) expanding sales of high-speed models and (3) deploying printing solutions so that customers can optimize the total output costs of their copiers and printers. In addition, in light of more recent trends, Ricoh’s strategy now also includes expanding its new services businesses, and strengthening its global MDS business and IT service business. To support such strategies, Ricoh continues to place a high priority on creating products that add value for customers in new ways (e.g., faster print speeds, easier network connectivity, enhanced user-friendliness and improved security features). To this end, to enhance its technological strengths Ricoh made targeted R&D investments to create new products and deliver new services that provide added value for its customers during fiscal year 2011.

In addition, in order to increase sales of its products, Ricoh has been expanding its sales infrastructure in the Imaging & Solutions segment during the last few fiscal years primarily through various acquisitions, including the acquisition of the European sales and service companies of Danka Business Systems PLC and the acquisition of the U.S.-based IKON and its subsidiaries, who supply and service a wide range of office equipment in the U.S., Canada and the Western European markets.

To further strengthen its printing and copying business, Ricoh and IBM formed a joint venture company, InfoPrint Solutions Company, to enter into the production printing business in fiscal year 2008, which joint venture company is now a wholly-owned subsidiary of Ricoh. InfoPrint Solutions has contributed to expanding Ricoh’s production printing business, and Ricoh expects that this company will further strengthen its capabilities in output solutions, including large volume production printing products.

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

While the global economy showed some signs of moderate recovery during fiscal year 2011, difficult economic conditions persisted. Economies in the U.S. and Europe showed signs of recovery; however, the debt crisis in Europe and the political instability in the Middle East and North Africa caused uncertainties to remain in the global market. In addition, in light of such uncertainties, crude oil prices increased. Despite such economic environment, Asian countries, mainly China, maintained a high level of economic growth and was a driving force of the global economy. While the Japanese economy showed some signs of a modest recovery during fiscal year 2011, due in part to the economic stimulus measures implemented by the government and an increase in exports to emerging countries, the appreciation of the Japanese Yen, the increase in deflation and the damage brought on by the Great East Japan Earthquake in March 2011, resulted in the Japanese economy facing challenging conditions for fiscal year 2011. The Great East Japan Earthquake caused damage to Ricoh’s premises and facilities engaged in production, sales, maintenance services, and research and development and other activities at various locations in the Tohoku and Kitakanto regions. On top of these damages, the disruption of the transportation infrastructure as well as the shortage of supply of fuel and materials impacted Ricoh’s shipment of products. While Ricoh’s financial results for fiscal year 2011 were affected by the earthquake, it did not have a material impact on its consolidated financial results. Ricoh currently estimates that the financial impact of the earthquake in fiscal year 2012 will be approximately ¥10.0 billion, including estimated lost profits due to lost business opportunities; however, such amount is not expected to have any material impact on Ricoh’s consolidated results, financial position or cash flows for fiscal year 2012.

Ricoh’s consolidated net sales for fiscal year 2011 decreased by 3.7% to ¥1,942.0 billion, from ¥2,016.3 billion for fiscal year 2010, due primarily to the decrease in net sales in its Imaging & Solutions operating segment and the Other operating segment. This decrease was due mainly to the slow economic recovery after the global economic downturn and the increase in global competition, which had the effect of decreasing customer demand for Ricoh products. The decrease in net sales was also attributable to the depreciation of the U.S. Dollar and the Euro against the Japanese Yen. Net sales would have increased by 1.9% excluding the effects of foreign currency exchange fluctuations. While cost of sales decreased by 3.5% for fiscal year 2011, such percentage decrease was less than the percentage decrease of net sales because Ricoh lowered the sales price for certain products to stimulate sales in the sluggish and competitive market, and Ricoh was not able to fully absorb certain fixed costs as a result of the decrease in production volume. As a result, gross profit decreased by 3.9% for fiscal year 2011 as compared to fiscal year 2010. In terms of selling, general and administrative expenses, the group-wide cost reduction efforts in Ricoh’s manufacturing and sales operations resulted in a 3.5% decrease in such expenses as compared to fiscal year 2010. As a result, Ricoh’s operating income for fiscal year 2011 decreased by 8.8%, with operating income as a percentage of net sales decreasing from 3.3% to 3.1% as compared to fiscal year 2010.

KEY PERFORMANCE INDICATORS

The following table shows changes for the last three fiscal years in the key performance indicators that Ricoh’s management uses in assessing its performance. Ricoh’s management considers these indicators to be important in monitoring and evaluating its performance to meet the expectation of its shareholders.

	For the year ended March 31,
	2009	2010	2011
Net sales (in billions of Yen)	2,091.6	2,016.3	1,942.0
Operating income to net sales ratio(1)	3.6%	3.3%	3.1%
Return on assets(2)	0.3%	1.1%	0.8%
Inventory turnover within months(3)	1.86	1.70	1.78
Interest-bearing debt (in billions of Yen)	779.1	684.4	630.4

Notes:

(1)	Operating income to net sales ratio = Operating income divided by net sales.
(2)	Return on assets = Net income divided by average total assets for the fiscal year.
(3)	Inventory turnover within months = Inventory divided by average monthly cost of sales.

In fiscal year 2011, Ricoh’s consolidated net sales decreased by 3.7% to ¥1,942.0 billion, from ¥2,016.3 billion for fiscal year 2010, due primarily to the decrease in net sales in the Imaging & Solutions operating segment and the Other operating segment. Operating income to net sales ratio decreased by 0.2 percentage points to 3.1% from 3.3% for fiscal year 2010 due primarily to the decrease in operating income resulting from the decrease in net sales. Return on assets decreased by 0.3 percentage points to 0.8% from 1.1% for fiscal year 2010 due mainly to a decrease in net income. Inventory turnover within months increased by 0.08 points, which increase was due primarily to the Great East Japan Earthquake. Interest-bearing debt decreased by ¥54.0 billion as Ricoh repaid some of its outstanding interest-bearing debt by using the additional cash generated from operations as a result of various cost cutting efforts and applying additional cash and cash equivalents on hand.

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

Revenue Recognition

Ricoh believes that revenue recognition is critical for its financial statements because consolidated net income is directly affected by the timing of revenue recognition.

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

Ricoh enters into contractual arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting. The delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

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

The following table illustrates Ricoh’s allowance for doubtful receivables for finance receivables for fiscal years 2009, 2010 and 2011.

Description	2009	2010	2011
	(Millions of Yen)
Finance receivables	672,405	653,959	666,752
Allowance for Finance receivables	(11,526)	(11,919)	(12,299)
Allowance ratio	1.7%	1.8%	1.8%

There was no significant change in the allowance ratio in fiscal year 2011 as compared to fiscal year 2010. The increase in allowance resulting from the Great East Japan Earthquake was fully offset by the decrease in allowance due to the lower credit loss rates.

The following table illustrates Ricoh’s allowance for doubtful receivables for trade receivables by geographic location for fiscal years 2009, 2010 and 2011.

Description	Japan	Americas	Europe	Other	Total
	(Millions of Yen)
For the year ended March 31, 2009:
Trade receivables	243,470	115,068	127,713	20,049	506,300
Allowance for doubtful receivables	(7,094)	(7,088)	(6,521)	(830)	(21,533)
Allowance ratio	2.9%	6.2%	5.1%	4.1%	4.3%

For the year ended March 31, 2010:
Trade receivables	251,375	84,292	131,011	21,688	488,366
Allowance for doubtful receivables	(6,194)	(3,979)	(6,032)	(691)	(16,896)
Allowance ratio	2.5%	4.7%	4.6%	3.2%	3.5%

For the year ended March 31, 2011:
Trade receivables	240,847	78,536	123,703	22,620	465,706
Allowance for doubtful receivables	(7,927)	(2,043)	(5,977)	(613)	(16,560)
Allowance ratio	3.3%	2.6%	4.8%	2.7%	3.6%

In fiscal year 2010, allowance ratio decreased in all geographic segments as compared to fiscal year 2009, especially in the Americas, due to the recovery of financial market conditions since the 2008 financial crisis.

In fiscal year 2011, allowance ratio increased in Japan as compared to fiscal year 2010 due to the Great East Japan Earthquake. The allowance ratio in the Americas decreased due to further recovery of financial market conditions since the 2008 crisis.

Pension Accounting

The amounts recognized in the consolidated financial statements relating to employees’ severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees’ severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service and other factors. Among these assumptions, the expected long-term rate of return on plan assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2011, Ricoh recognized and reflected in its consolidated balance sheets the funded status of its pension plans (equal to the difference between the fair value of plan assets and the projected benefit obligations) in the total amount of ¥140.9 billion.

For fiscal years 2009, 2010 and 2011, Ricoh used expected long-term rates of return on pension plan assets of 3.5%, 3.2% and 2.9%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 35%, 35%, 20% and 10% of the plan assets are projected to be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2011, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2009, 2010 and 2011 were approximately 15.7% (loss), 15.5% (gain) and 2.2% (gain), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumption, Ricoh’s weighted average discount rates for fiscal years 2009, 2010 and 2011 were 3.6%, 3.7% and 3.4%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh’s pension plans as of March 31, 2011.

Change in Assumption	Change in Pension Benefit Obligations	Change in Pre-Tax Pension Expenses
(Billions of Yen)
50 basis point increase / decrease in discount rate	– /+ ¥24.4	– /+ ¥1.5
50 basis point increase / decrease in expected return on assets	—	– /+ ¥1.5

Purchase Accounting

Ricoh accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of the acquisition at their respective estimated fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired, as well as the estimated life of each asset, can materially impact the net income of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. In determining the estimated fair value for intangible assets, Ricoh typically utilizes the income approach, which discounts the projected future net cash flow using an appropriate discount rate that reflects the risks associated with such projected future cash flow. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Intangible assets determined to have an indefinite useful life are reassessed periodically based on the factors prescribed in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 including, but not limited to, the expected use of the asset by us, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors.

Impairment of Long-Lived Assets and Goodwill

As of March 31, 2011, the aggregate of Ricoh’s long-lived assets and goodwill was ¥616.4 billion, which accounted for 27.2% of Ricoh’s total consolidated assets. Ricoh believes that impairment of long-lived assets and goodwill are critical to Ricoh’s financial statements because the recoverability of the amounts, or lack thereof, could significantly affect its results of operations.

Ricoh reviews the carrying value of its goodwill for impairment annually at December 31, and when a triggering event occurs between annual impairment tests. This review is based upon Ricoh’s projections of anticipated future discounted cashflows used to determine the estimated fair values of the reporting units for which goodwill is assigned. Ricoh reviews long-lived assets with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cashflows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

While Ricoh believes that its estimates of future cashflows are reasonable, different assumptions regarding such cashflows could materially affect Ricoh’s evaluations.

Ricoh completed its annual impairment assessment of indefinite-lived intangible assets and goodwill for fiscal years 2009, 2010 and 2011 and determined that no impairment charge was necessary. Management also considered the Great East Japan Earthquake and its effect, and concluded that no long-lived asset or goodwill impairment had occurred as of March 31, 2011. The fair values of each of Ricoh’s reporting units significantly exceeded their respective carrying amounts.

Impairment of Securities

Individual securities classified as available-for-sale securities are reduced to their fair market value by a charge to income for declines in value that are not temporary. Factors considered in assessing whether an impairment other than a temporary impairment exists include: (1) the financial condition and near term prospects of the issuer and (2) the intent and ability of Ricoh to retain such investment for a period of time sufficient to allow for any anticipated recovery in market value. Ricoh believes that impairment of securities is critical for its financial statements because it holds significant amounts of securities, the recoverability of which or lack thereof, could significantly affect its results of operations. Ricoh recognized asset impairment charges for its securities in the amounts of ¥26.8 billion, ¥0.1 billion and ¥1.8 billion for fiscal years 2009, 2010 and 2011, respectively.

Realizability of Deferred Tax Assets

Ricoh records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be recoverable. Ricoh considers future market conditions, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which Ricoh operates, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event Ricoh were to determine that Ricoh would not be able to recover any portion of Ricoh’s net deferred tax assets in the future, the unrecoverable portion of the deferred tax assets would be charged to earnings during the period in which such determination is made. Likewise, if Ricoh were to later determine that it is more likely than not that the net deferred tax assets would be recoverable, the previously recorded valuation allowance would be reversed. In order to recover its deferred tax assets, Ricoh must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located. The amount of valuation allowance for deferred tax assets increased by ¥7.3 billion to ¥36.2 billion as of March 31, 2011 from ¥28.9 billion as of March 31, 2010. This increase is primarily due to tax benefits from operating loss carry forwards at certain consolidated subsidiaries that Ricoh believes are unlikely to be realized.

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

A. Operating Results

The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

	Millions of Yen (except percentages)						Thousands of U.S. Dollars	% Change
	2009		2010		2011		2011(1)	2010	2011
Net sales
Products	¥1,027,694		¥964,564		¥934,263		$11,256,181	(6.1)	(3.1)
Post sales and rentals	955,490		952,676		903,096		10,880,675	(0.3)	(5.2)
Other revenue	108,512		99,097		104,654		1,260,891	(8.7)	5.6

Total	2,091,696	100.0%	2,016,337	100.0%	1,942,013	100.0%	23,397,747	(3.6)	(3.7)

Cost of sales
Products	710,892		681,986		646,194		7,785,470	(4.1)	(5.2)
Post sales and rentals	440,510		433,781		428,301		5,160,253	(1.5)	(1.3)
Other revenue	85,908		78,227		77,444		933,060	(8.9)	(1.0)

Total	1,237,310	59.2%	1,193,994	59.2%	1,151,939	59.3%	13,878,783	(3.5)	(3.5)

Gross profit	854,386	40.8%	822,343	40.8%	790,074	40.7%	9,518,964	(3.8)	(3.9)
Selling, general and administrative expenses	779,850	37.2%	756,346	37.5%	729,878	37.6%	8,793,711	(3.0)	(3.5)

Operating income	74,536	3.6%	65,997	3.3%	60,196	3.1%	725,253	(11.5)	(8.8)

Other (income) expenses:
Interest and dividend income	(5,227)		(3,472)		(2,986)		(35,976)
Interest expense	5,863		8,144		8,498		102,385
Foreign currency exchange loss, net	15,575		4,756		6,950		83,735
Loss on impairment of securities	26,837		169		1,844		22,217
Other, net	549		(1,124)		490		5,904

Total	43,597	2.0%	8,473	0.4%	14,796	0.8%	178,265	(80.6)	74.6

Income before income taxes and equity in earnings of affiliates	30,939	1.5%	57,524	2.9%	45,400	2.3%	546,988	85.9	(21.1)

Provision for income taxes	22,158	1.1%	27,678	1.4%	22,621	1.2%	272,542	24.9	(18.3)

Equity in earnings of affiliates	71		6		(22)		(265)

Consolidated net income	8,852	0.4%	29,852	1.5%	22,757	1.2%	274,181	237.2	(23.8)

Net income attributable to noncontrolling interests	2,322	0.1%	1,979	0.1%	3,107	0.2%	37,434	(14.8)	57.0

Net income attributable to Ricoh Company, Ltd.	6,530	0.3%	27,873	1.4%	19,650	1.0%	236,747	326.8	(29.5)

	YEN							Change
Reference: Exchange Rates*	2009		2010		2011			2010	2011
US$ 1	¥100.55		¥92.91		¥85.77			¥(7.64)	¥(7.14)
EURO 1	¥143.74		¥131.21		¥113.28			¥(12.53)	¥(17.93)
*	These rates are the annual average exchange rate calculated by Ricoh using the daily average TTM rates published by The Bank of Tokyo-Mitsubishi UFJ, Ltd. These rates are used when consolidating the financial results of Ricoh’s overseas subsidiaries with those of the Company.

Note:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2011,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2011, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥83 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2011.

SALES BY PRODUCT

	Millions of Yen (except for percentages)						Thousands of U.S. Dollars	% Change
	2009		2010		2011		2011(1)	2010	2011
Imaging & Solutions
Imaging Solutions	¥1,598,614	76.4%	¥1,516,172	75.2%	¥1,429,824	73.6%	$17,226,795	(5.2)	(5.7)
Network System Solutions	234,484	11.2	274,071	13.6	283,483	14.6	3,415,458	16.9	3.4
Industrial Products	115,550	5.5	101,692	5.0	106,830	5.5	1,287,108	(12.0)	5.1
Other	143,048	6.9	124,402	6.2	121,876	6.3	1,468,386	(13.0)	(2.0)

Total	¥2,091,696	100.0%	¥2,016,337	100.0%	¥1,942,013	100.0%	$23,397,747	(3.6)	(3.7)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2011,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2011, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥83 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2011.
(2)	The above consolidated financial data set forth net sales to external customers by product.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales. Consolidated net sales for fiscal year 2011 decreased by 3.7% (or ¥74.3 billion) to ¥1,942.0 billion from ¥2,016.3 billion for fiscal year 2010. For fiscal year 2011, Ricoh recorded a decrease in net sales in the Imaging & Solutions operating segment and the Other operating segment. This decrease was due primarily to decreased demand for Ricoh products in light of the slow economic recovery after the global economic downturn and the increase in global competition. In addition, sales in Japan were adversely affected by the Great East Japan Earthquake because sales normally peak in March in Japan.

The net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen also adversely affected Ricoh’s consolidated net sales in fiscal year 2011 as compared to fiscal year 2010. Had the foreign currency exchange rates remained the same as in fiscal year 2010, Ricoh’s consolidated net sales would have increased by 1.9%.

More specifically, the 3.7% decrease was due primarily to the 3.1% decrease in sale of products and the 5.2% decrease in sale of post sales and rentals, which completely offset the 5.6% increase in sales of other revenue.

Products. The 3.1% decrease in net sales derived from products was due primarily to the decrease in net sales of PPCs/MFPs and laser printers resulting primarily from the decrease in capital spending by customers in a slowly recovering economic environment, and the appreciation of the Japanese Yen. In light of such situation, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which also decreased in net sales. Despite such economic environment, Ricoh continued to introduce new product models with advanced features during fiscal year 2011 and recorded an increase in the number of color MFP units sold as such products were favorably received by customers who wished to expand their office digital color networking capacity and enhance the security features of their office equipment.

Post sales and rentals. Net sales derived from post sale services and rentals of equipment decreased 5.2% as compared to the previous fiscal year due primarily to a decrease in sales of post sale services, such as maintenance services, as well as a decrease in sales of supplies for PPCs/MFPs, laser printers and GELJET printers. The decrease in sales of post sale services and supplies was also due in part to the price decrease that Ricoh implemented for its maintenance services to remain competitive. Sales of post sales services also decreased because of customers’ tendencies to reduce capital investments in office equipment. In light of the prevailing economic conditions, customers also made efforts to decrease their printing costs by reducing the volume of color printing, which decreased Ricoh’s sales of value-added supplies for color products and post sale services. While sales in the network solutions business, such as support services that assist customers establish networked and secured environments in connection with Ricoh’s imaging solutions products, solution software, MDS and IT services (which are IKON’s strengths) contributed to the sale of post sales and rentals, the contribution made by such sales in the network solutions business was not sufficient to fully absorb the decrease in sales of post sale services and supplies.

Other revenue. Net sales derived from other sources (such as financings and logistics) increased 5.6% as compared to the previous fiscal year due mainly to increased net sales from financing services and logistics. Net sales from financing services increased due primarily to Ricoh Leasing Co., Ltd. in Japan recording an increase in leasing volume during fiscal year 2011. The increase in financing services activities in the overseas market also contributed to the increase in other revenue.

Cost of sales and Gross profit. Consolidated cost of sales for fiscal year 2011 decreased by 3.5% (or ¥42.0 billion) to ¥1,151.9 billion from ¥1,193.9 billion for fiscal year 2010. This decrease was due primarily to the decrease in sales of products as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Consolidated gross profit for fiscal year 2011 decreased by 3.9% (or ¥32.2 billion) to ¥790.0 billion from ¥822.3 billion for fiscal year 2010. This decrease in gross profit primarily reflects the decrease in net sales in Ricoh’s two operating segments as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Products. Cost of sales derived from products decreased by 5.2% due primarily to the decrease in sales of products as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. In light of ongoing cost reductions and increased sales of value-added high-margin products, gross profit ratio of products improved from 29.3% to 30.8%.

Post sales and rentals. Cost of sales derived from post sale services and rentals of equipment decreased by 1.3% due primarily to the decrease in sales from post sale services, such as maintenance services, as well as the decrease in sales of supplies for PPCs/MFPs, laser printers and GELJET printers. Due primarily to the decrease in sales price for post sales and rentals that Ricoh had to implement to remain competitive, gross profit ratio of post sales and rentals decreased from 54.5% to 52.6%.

Other revenue. Cost of sales derived from other sources (such as financings and logistics) decreased by 1.0% despite the increase in net sales. This decrease was mainly due to the decrease in financing costs in light of interest rates being low in Japan. As a result, gross profit ratio of other revenue improved from 21.1% to 26.0%.

Selling, general and administrative expenses. Consolidated selling, general and administrative expenses for fiscal year 2011 decreased by 3.5% (or ¥26.4 billion) to ¥729.8 billion from ¥756.3 billion for fiscal year 2010. This decrease was due primarily to group-wide cost reduction efforts in the manufacturing and sales operations as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Operating income. Consolidated operating income for fiscal year 2011 decreased by 8.8% (or ¥5.8 billion) to ¥60.1 billion from ¥65.9 billion for fiscal year 2010. Operating income as a percentage of net sales decreased by 0.2 percentage points from 3.3% for fiscal year 2010 to 3.1% for fiscal year 2011. This decrease in operating income compared to fiscal year 2010 was due primarily to the decrease in gross profit resulting from the decrease in net sales, which was partially offset by the decrease in selling, general and administrative expenses, as group-wide cost reduction efforts in the manufacturing and sales operations contributed to a decrease in such expenses.

Interest and dividend income. Consolidated interest and dividend income for fiscal year 2011 decreased by ¥0.4 billion to ¥2.9 billion from ¥3.4 billion for fiscal year 2010. This decrease in interest and dividend income was attributable to lower interest rates reflecting the adverse financial market conditions on a global basis.

Interest expense. Consolidated interest expense for fiscal year 2011 increased by ¥0.3 billion to ¥8.4 billion from ¥8.1 billion for fiscal year 2010. This increase in interest expense reflected the increase in the average outstanding amount of bonds of the Company in fiscal year 2011, which lower interest rates could not fully offset.

Foreign currency exchange loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for fiscal year 2011 increased by ¥2.1 billion to ¥6.9 billion from ¥4.7 billion for fiscal year 2010. This increase was primarily due to the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. For additional information on Ricoh’s foreign exchange hedging activities, see Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Loss on impairment of securities. Consolidated loss on impairment of securities for fiscal year 2011 increased by ¥1.6 billion to ¥1.8 billion from ¥0.1 billion for fiscal year 2010. This increase was attributable to a certain non-listed companies whose financial status deteriorated significantly in fiscal year 2011.

Other, net. Consolidated other, net included in other (income) expenses changed to a expense of ¥0.4 billion for fiscal year 2011 from an income of ¥1.1 billion for fiscal year 2010.

Provision for income taxes. Total consolidated provision for income taxes for fiscal year 2011 decreased by ¥5.0 billion to ¥22.6 billion from ¥27.6 billion for fiscal year 2010. The effective tax rate was 49.8% for fiscal year 2011 compared to 48.1% for fiscal year 2010. This increase in the effective tax rate was due primarily to an increase in the deferred tax asset valuation allowance for tax benefits from operating loss carry forwards at certain consolidated subsidiaries that Ricoh believes are unlikely to be realized. See Note [8] to the Consolidated Financial Statements for additional information.

Equity in earnings (losses) of affiliates. Consolidated equity in earnings (losses) of affiliates for fiscal year 2011 decreased by ¥28 million to loss of ¥22 million from income of ¥6 million for fiscal year 2010. See Note [6] to the Consolidated Financial Statements for additional information.

Net income attributable to noncontrolling interests. Consolidated net income attributable to noncontrolling interests for fiscal year 2011 increased by ¥1.1 billion to ¥3.1 billion from ¥1.9 billion for fiscal year 2010. This increase was due primarily to the improved performance of Ricoh Leasing Co., Ltd. for fiscal year 2011.

Net income attributable to Ricoh Company, Ltd. Consolidated net income attributable to the Company for fiscal year 2011 decreased by ¥8.2 billion to ¥19.6 billion from ¥27.8 billion for fiscal year 2010. This decrease was due primarily to a decrease in operating income of ¥5.8 billion and an increase in other expenses of ¥6.3 billion, which were partially offset by a decrease in the provision for income taxes of ¥5.0 billion.

Operating Segments

	Millions of Yen (except for percentages)				Thousands of U.S. Dollars	% Change
	2010		2011		2011(1)
Imaging & Solutions
Net sales	¥1,790,243	100.0%	¥1,713,307	100.0%	$20,642,253	(4.3)
Operating expenses	1,649,820	92.2%	1,578,896	92.2%	19,022,843	(4.3)
Operating income	¥140,423	7.8%	¥134,411	7.8%	$1,619,410	(4.3)
Industrial Products
Net sales	¥106,128	100.0%	¥112,243	100.0%	$1,352,325	5.8
Operating expenses	107,483	101.3	111,237	99.1%	1,340,205	3.5
Operating income (loss)	¥(1,355)	(1.3)%	¥1,006	0.9%	$12,120	—
Other
Net sales	¥124,402	100.0%	¥121,876	100.0%	$1,468,386	(2.0)
Operating expenses	127,849	102.8	126,787	104.0	1,527,555	(0.8)
Operating income (loss)	¥(3,447)	(2.8)%	¥(4,911)	(4.0)%	$(59,169)	—
Corporate and Elimination
Net sales	¥(4,436)		¥(5,413)		$(65,217)
Operating expenses	65,188		64,897		781,891
Operating income (loss)	¥(69,624)		¥(70,310)		$(847,108)
Consolidated
Net sales	¥2,016,337	100.0%	¥1,942,013	100.0%	$23,397,747	(3.7)
Operating expenses	1,950,340	96.7	1,881,817	96.9	22,672,494	(3.5)
Operating income	¥65,997	3.3%	¥60,196	3.1%	$725,253	(8.8)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2011,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2011, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥83 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2011.
(2)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging & Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging & Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the consolidated net sales figure for the Imaging & Solutions operating segment set forth in the above table is the aggregate of the sales figures for the Imaging Solutions product category and the Network System Solutions product category set forth in the “SALES BY PRODUCT” table included under Item 5.A. Operating Results.

Consolidated net sales of Ricoh for fiscal year 2011 decreased by 3.7% (or ¥74.3 billion) to ¥1,942.0 billion from ¥2,016.3 billion for fiscal year 2010.

This 3.7% percent decrease was due primarily to the 4.3% decrease in sales in the Imaging and Solutions segment, which accounted for 88.2% of consolidated net sales. The 4.3% decrease in sales in the Imaging and Solutions segment was in turn due primarily to the 5.7% decrease in sales in the Imaging Solutions product category, which accounted for 73.6% of consolidated net sales. The 5.7% decrease in sales in the Imaging Solutions product category was partially offset by the 3.4% increase in net sales in the Network System Solutions product category.

Imaging & Solutions

Net sales in the Imaging & Solutions segment for fiscal year 2011 decreased by 4.3% (or ¥76.9 billion) to ¥1,713.3 billion from ¥1,790.2 billion for fiscal year 2010. This decrease was due primarily to lower sales generated in the Imaging Solutions product category.

More specifically, sales in the Imaging Solutions product category for fiscal year 2011 decreased by 5.7% (or ¥86.3 billion) to ¥1,429.8 billion from ¥1,516.1 billion for fiscal year 2010. This decrease was due primarily to the decrease in net sales of PPCs/MFPs and laser printers, and the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. The decrease in net sales of PPCs/MFPs and laser printers was due primarily to the decrease in customer demand for Ricoh products in a slowly recovering economic environment as well as customers’ tendencies to decrease printing costs by reducing the volume of color printing, which decreased sales of value-added supplies for color products. In addition, Ricoh’s decision to lower sales prices of certain products to stimulate sales in the sluggish and competitive market also contributed to the decrease in net sales.

Sales in the Network System Solutions product category for fiscal year 2011 increased by 3.4% (or ¥9.4 billion) to ¥283.4 billion from ¥274.0 billion for fiscal year 2010. Sales in the solutions business, such as support services that assist customers establish networked environments using Ricoh’s imaging solutions products and software solutions to optimize total printing costs, continued to increase in the overseas markets in fiscal year 2011. Sales in the solutions business increased because customers sought products that streamlined the process of document scanning, indexing and distribution by integrating hardware and software. In addition, with the assistance from IKON, Ricoh increased sales in its MDS business in the U.S., Europe and Japan in fiscal year 2011.

Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging & Solutions segment would have increased by 1.8% (or ¥32.7 billion) for fiscal year 2011 as compared to fiscal year 2010.

For fiscal year 2011, the cost of sales in the Imaging & Solutions segment decreased due primarily to the decrease in net sales, group-wide cost reduction efforts in manufacturing and the net effect of the appreciation of the Japanese Yen relative to the U.S. Dollar and the Euro. However lower pricing which resulted from high competition affected to decrease in gross profit. Due primarily to group-wide cost reduction efforts in sales operations as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen, selling, general and administrative expenses decreased. As a result, operating expenses in the Imaging & Solutions segment for fiscal year 2011 decreased by 4.3% (or ¥70.9 billion) to ¥1,578.8 billion from ¥1,649.8 billion for fiscal year 2010.

As a result of the above, operating income for the Imaging & Solutions operating segment for fiscal year 2011 decreased by 4.3% (or ¥6.0 billion) to ¥134.4 billion from ¥140.4 billion for fiscal year 2010, however, the operating income ratio remained unchanged at 7.8%.

Industrial Products

Net sales in the Industrial Products segment for fiscal year 2011 increased by 5.8% (or ¥6.1 billion) to ¥112.2 billion from ¥106.1 billion for fiscal year 2010. This increase was due primarily to the increase in sales of optical equipment and electronic components. In optical equipment, sales of lens used in projection systems increased. In electronic components, Ricoh experienced an increase in net sales because the domestic market for systems controller units showed signs of recovery in fiscal year 2011.

Operating expenses in this segment for fiscal year 2011 increased by 3.5% (or ¥3.7 billion) to ¥111.2 billion from ¥107.4 billion for fiscal year 2010. This increase was due primarily to the increase in cost of sales resulting from the increase in net sales. In addition, the cost of sales ratio of optical equipments and electronic components to net sales improved as a result of the group-wide cost reduction efforts. In addition, sales of electronic component products with higher gross profit ratios increased, which contributed to the overall increase in gross profit. Due to group-wide cost reduction efforts in sales operations as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen, selling, general and administrative expenses decreased.

As a result of the above, operating income (loss) for the Industrial Products segment for fiscal year 2011 was ¥1.0 billion (of income) from ¥1.3 billion (of loss) for fiscal year 2010.

Other

Net sales in the Other segment for fiscal year 2011 decreased by 2.0% (or ¥2.5 billion) to ¥121.8 billion from ¥124.4 billion for fiscal year 2010. This decrease was due primarily to the decrease in net sales of digital cameras in the overseas market as customer demand for Ricoh’s new digital camera products was weak. Net sales from the financing business conducted by Ricoh Leasing Co., Ltd. in Japan increased as leasing volume increased during fiscal year 2011 reflecting the fact that the Japanese economy experienced a moderate recovery. Net sales from logistics also increased due to an increase in services provided to dealers of PPCs/MFPs. Such net sales increases derived from the finance and logistics businesses, however, did not completely offset the decrease in net sales of digital cameras.

Operating expenses in this segment for fiscal year 2011 decreased by 0.8% (or ¥1. 0 billion) to ¥126.7 billion from ¥127.8 billion for fiscal year 2010. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. However, the increase in gross profit was offset by the increase in selling, general and administrative expenses due primarily to advertisement expenses used to promote the new digital cameras introduced in fiscal year 2011.

As a result of the above, operating loss for the Other segment for fiscal year 2011 increased by ¥1.4 billion to ¥4.9 billion as compared to ¥3.4 billion for fiscal year 2010.

Geographic Segments by Geographic Origin

	Millions of Yen (except for percentages)				Thousands of U.S. Dollars	% Change
	2010		2011		2011(1)
Japan
Net sales	¥1,273,437	100.0%	¥1,286,323	100.0%	$15,497,867	1.0
Operating expenses	1,240,361	97.4	1,256,422	97.7	15,137,614	1.3
Operating income	¥33,076	2.6%	¥29,901	2.3%	$360,253	(9.6)
The Americas
Net sales	¥560,021	100.0%	¥524,889	100.0%	$6,323,964	(6.3)
Operating expenses	571,884	102.1	528,553	100.7	6,368,109	(7.6)
Operating income (loss)	¥(11,863)	(2.1)%	¥(3,664)	(0.7)%	$(44,145)	—
Europe
Net sales	¥463,013	100.0%	¥419,672	100.0%	$5,056,289	(9.4)
Operating expenses	432,822	93.5	391,909	93.4	4,721,795	(9.5)
Operating income	¥30,191	6.5%	¥27,763	6.6%	$334,494	(8.0)
Other
Net sales	¥245,987	100.0%	¥273,406	100.0%	$3,294,048	11.1
Operating expenses	231,646	94.2	261,005	95.5	3,144,638	12.7
Operating income	¥14,341	5.8%	¥12,401	4.5%	$149,410	(13.5)
Corporate and Elimination
Net sales	¥(526,121)		¥(562,277)		$(6,774,422)
Operating expenses	(526,373)		(556,072)		(6,699,663)
Operating income (loss)	¥252		¥(6,205)		$(74,759)
Consolidated
Net sales	¥2,016,337	100.0%	¥1,942,013	100.0%	$23,397,747	(3.7)
Operating expenses	1,950,340	96.7	1,881,817	96.9	22,672,494	(3.5)
Operating income	¥65,997	3.3%	¥60,196	3.1%	$725,253	(8.8)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2011,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2011, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥83 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2011.
(2)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic segment by geographic origin, include both transactions with external customers as well as intersegment transactions.

Japan

Sales in Japan for fiscal year 2011 increased by 1.0% (or ¥12.8 billion) to ¥1,286.3 billion from ¥1,273.4 billion for fiscal year 2010. This increase was due primarily to the increase in exports from Japan as a result of increased demand in the overseas markets. Increased sales of semiconductor devices as well as optical equipment also contributed to the increase in sales in Japan. Such increases in sales were partially offset by the decrease in net sales of PPCs/MFPs and laser printers, which was due primarily to (1) the decrease in customer demand for such Ricoh products in light of the slowly recovering economic environment and (2) customers’ tendencies to decrease printing costs by reducing the volume of color printing, which decreased sales of value-added supplies for color products. Furthermore, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which also contributed to the decrease in net sales.

Operating expenses in Japan for fiscal year 2011 increased by 1.3% (or ¥16.0 billion) to ¥ 1,256.4 billion from ¥1,240.3 billion for fiscal year 2010. This increase was due primarily to the increase in cost of sales resulting from the increase in net sales. Selling, general and administrative expenses decreased due primarily to ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts. Due primarily to the appreciation of the Japanese Yen against the U.S. Dollar and the Euro, operating income ratio decreased from 2.6% to 2.3%.

In addition, as a result of the Great East Japan Earthquake on March 11, 2011, Ricoh suffered damages to its equipment, manufacturing, sales, services and R&D sites in the affected areas. Although Ricoh established a taskforce for emergency disaster control shortly after the earthquake took place and worked hard to achieve full recovery, the sales and shipments of products were delayed widely in Japan due to the disruption to the transportation infrastructure as well as the shortage of supply of fuel. The effect of the earthquake on Ricoh’s financial results for fiscal year 2011 is estimated to be approximately ¥9.4 billion of operating losses consisting of the following: (1) estimated lost profits due to lost business opportunities amounting to ¥4.4 billion, (2) bad debt expense for trade receivables and finance receivables amounting to ¥3.4 billion, (3) losses due to write-downs of inventories and property, plant and equipment amounting to ¥1.2 billion and (4) other amounting to ¥0.4 billion.

As a result of the above, operating income in Japan for fiscal year 2011 decreased by 9.6% (or ¥3.1 billion) to ¥29.9 billion from ¥33.0 billion for fiscal year 2010.

The Americas

Net sales in the Americas for fiscal year 2011 decreased by 6.3% (or ¥35.1 billion) to ¥524.8 billion from ¥560.0 billion for fiscal year 2010. Although net sales in the Americas increased due primarily to the improved sales structure and expanded sales channel Ricoh gained through its acquisition of IKON, overall sales in the Americas segment decreased due to the appreciation of the Japanese Yen against the U.S. Dollar.

Operating expenses in the Americas for fiscal year 2011 decreased by 7.6% (or ¥43.3 billion) to ¥528.5 billion from ¥571.8 billion for fiscal year 2010. This decrease in operating expenses was due primarily to synergies derived from IKON’s successful efforts in getting customers to switch to Ricoh products from other manufacturers’ products.

As a result of the above, operating loss for fiscal year 2011 decreased by ¥8.1 billion to ¥3.6 billion from ¥11.8 billion for fiscal year 2010.

Europe

Sales in Europe for fiscal year 2011 decreased by 9.4% (or ¥43.3 billion) to ¥419.6 billion from ¥463.0 billion for fiscal year 2010. This decrease in sales was due primarily to the appreciation of the Japanese Yen against the Euro.

Operating expenses in Europe for fiscal year 2011 decreased by 9.5% (or ¥40.9 billion) to ¥391.9 billion from ¥432.8 billion for fiscal year 2010. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. In addition, selling, general and administrative expenses decreased at a higher percentage of decrease than the decrease in net sales due mainly to the decrease in ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts.

As a result of the above, operating income for fiscal year 2011 decreased by 8.0% (or ¥2.4 billion) to ¥27.7 billion from ¥30.1 billion for fiscal year 2010; however, the operating income ratio improved by 0.1 percentage points from 6.5% to 6.6%.

Other

Net sales in the Other geographic segment, which includes China, Southeast Asia and Oceania, increased for fiscal year 2011 by 11.1% (or ¥27.4 billion) to ¥273.4 billion from ¥245.9 billion for fiscal year 2010. This increase was due primarily to the increase in sales in the emerging markets, including China and India. Ricoh strengthened its sales force mainly in such emerging markets to respond to increased customer demand. Consequently, despite the appreciation of the Japanese Yen, sales in the Other geographic segment increased.

Operating expenses in the Other geographic segment for fiscal year 2011 increased by 12.7% (or ¥29.3 billion) to ¥261.0 billion from ¥231.6 billion for fiscal year 2010. This increase was due primarily to the increase in cost of sales resulting from the increase in sales. Selling, general and administrative expenses also increased due mainly to prior investment for future growth and the appreciation of the Japanese Yen.

As a result of the above, operating income for fiscal year 2011 decreased by 13.5% (or ¥1.9 billion) to ¥12.4 billion from ¥14.3 billion for fiscal year 2010.

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

Post sales and rentals. Net sales derived from post sale services and rentals of equipment decreased 0.3% as compared to the previous fiscal year due primarily to a decrease in sales of post sale services, such as maintenance services, as well as a decrease in sales of supplies for PPCs/MFPs, laser printers and GELJET printers. This decrease in sales of post sale services and supplies was due primarily to the decrease in net sales of PPCs/MFPs and laser printers. Customers’ tendencies to reduce capital investments in office equipment and decrease printing costs by reducing the volume of color printing, which decreased sales of value-added supplies for color products, also decreased net sales of post sale services and supplies. While sales in the network solutions business, such as support services that assist customers establish networked and secured environments in connection with Ricoh’s imaging solutions products, solution software and IKON’s document outsourcing services (such as on-site printing services), contributed to the sales of post sales and rentals, the contribution made by such sales in the network solutions business was not sufficient to fully absorb the decrease in sales of post sale services and supplies. Had IKON’s contribution to net sales in post sales and rentals been reflected for the same period as in fiscal year 2009 (which was for the period of five months from November to March), Ricoh’s consolidated net sales of post sales and rentals would have decreased by 5.3%.

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

Operating Segments

	Millions of Yen (except for percentages)				% Change
	2009		2010
Imaging & Solutions
Net sales	¥1,833,098	100.0%	¥1,790,243	100.0%	(2.3)
Operating expenses	1,687,732	92.1%	1,649,820	92.2%	(2.2)
Operating income	¥145,366	7.9%	¥140,423	7.8%	(3.4)
Industrial Products
Net sales	¥119,671	100.0%	¥106,128	100.0%	(11.3)
Operating expenses	124,597	104.1	107,483	101.3	(13.7)
Operating income (loss)	¥(4,926)	(4.1)%	¥(1,355)	(1.3)%	—
Other
Net sales	¥143,048	100.0%	¥124,402	100.0%	(13.0)
Operating expenses	142,690	99.7	127,849	102.8	(10.4)
Operating income	¥358	0.3%	¥(3,447)	(2.8)%	—
Corporate and Elimination
Net sales	¥(4,121)		¥(4,436)
Operating expenses	62,141		65,188
Operating income (loss)	¥(66,262)		¥(69,624)
Consolidated
Net sales	¥2,091,696	100.0%	¥2,016,337	100.0%	(3.6)
Operating expenses	2,017,160	96.4	1,950,340	96.7	(3.3)
Operating income	¥74,536	3.6%	¥65,997	3.3%	(11.5)

Notes:

The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging & Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging & Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the consolidated net sales figure for the Imaging & Solutions operating segment set forth in the above table is the aggregate of the sales figures for the Imaging Solutions product category and the Network System Solutions product category set forth in the “SALES BY PRODUCT” table included under Item 5.A. Operating Results.

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

Imaging & Solutions

Net sales in the Imaging & Solutions segment for fiscal year 2010 decreased by 2.3% (or ¥42.8 billion) to ¥1,790.2 billion from ¥1,833.0 billion for fiscal year 2009. This decrease was due primarily to lower sales generated in the Imaging Solutions product category.

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

Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging & Solutions segment would have increased by 2.8% (or ¥51.2 billion) for fiscal year 2010 as compared to fiscal year 2009.

For fiscal year 2010, the cost of sales in the Imaging & Solutions segment decreased due primarily to the decrease in net sales and the net effect of the appreciation of the Japanese Yen in relation to the U.S. Dollar and the Euro. In addition, because Ricoh reduced its production volume in response to the decrease in demand, Ricoh was not able to fully absorb certain fixed costs. Due to group-wide cost reduction efforts in R&D, manufacturing and sales operations as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen, Ricoh’s selling, general and administrative expenses decreased. Such decrease fully offset the increase in expenses that resulted from reflecting a full fiscal year of expenses incurred by IKON for the first time. As a result, operating expenses in the Imaging & Solutions segment for fiscal year 2010 decreased by 2.2% (or ¥37.9 billion) to ¥1,649.8 billion from ¥1,687.7 billion for fiscal year 2009.

As a result of the above, operating income for the Imaging & Solutions segment for fiscal year 2010 decreased by 3.4% (or ¥4.9 billion) to ¥140.4 billion from ¥145.3 billion for fiscal year 2009.

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

As a result of the above, operating income (loss) for the Other segment for fiscal year 2010 decreased by ¥3.8 billion to an operating loss of ¥3.4 billion as compared to an operating income of ¥0.3 billion for fiscal year 2009.

Geographic Segments by Geographic Origin

	Millions of Yen (except for percentages)				% Change
	2009		2010
Japan
Net sales	¥1,393,196	100.0%	¥1,273,437	100.0%	(8.6)
Operating expenses	1,331,638	95.6	1,240,361	97.4	(6.9)
Operating income	¥61,558	4.4%	¥33,076	2.6%	(46.3)
The Americas
Net sales	¥506,789	100.0%	¥560,021	100.0%	10.5
Operating expenses	532,734	105.1	571,884	102.1	7.3
Operating income (loss)	¥(25,945)	(5.1)%	¥(11,863)	(2.1)%	—
Europe
Net sales	¥523,539	100.0%	¥463,013	100.0%	(11.6)
Operating expenses	504,116	96.3	432,822	93.5	(14.1)
Operating income	¥19,423	3.7%	¥30,191	6.5%	55.4
Other
Net sales	¥265,644	100.0%	¥245,987	100.0%	(7.4)
Operating expenses	252,951	95.2	231,646	94.2	(8.4)
Operating income	¥12,693	4.8%	¥14,341	5.8%	13.0
Corporate and Elimination
Net sales	¥(597,472)		¥(526,121)
Operating expenses	(604,279)		(526,373)
Operating income	¥6,807		¥252
Consolidated
Net sales	¥2,091,696	100.0%	¥2,016,337	100.0%	(3.6)
Operating expenses	2,017,160	96.4	1,950,340	96.7	(3.3)
Operating income	¥74,536	3.6%	¥65,997	3.3%	(11.5)

Notes:

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

Operating expenses in the Other geographic segment for fiscal year 2010 decreased by 8.4% (or ¥21.3 billion) to ¥231.6 billion from ¥252.9 billion for fiscal year 2009. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in exports to other geographic segments. Selling, general and administrative expenses also decreased at a higher percentage of decrease than the decrease in net sales due mainly to the decrease in net sales and in ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts.

As a result of the above, operating income for fiscal year 2010 increased by 13.0% (or ¥1.6 billion) to ¥14.3 billion from ¥12.6 billion for fiscal year 2009.

B. Liquidity and Capital Resources

Cashflows

The following table summarizes Ricoh’s cashflows for each of the three fiscal years ended March 31, 2009, 2010 and 2011, as reported in the Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

	(Billions of Yen) For the year ended March 31,
	2009	2010	2011
Net cash provided by operating activities	87.4	190.7	130.0
Net cash used in investing activities	(283.1)	(89.5)	(92.0)
Net cash provided by (used in) financing activities	295.9	(113.3)	(92.1)
Net increase (decrease) in cash and cash equivalents	87.8	(16.3)	(62.9)
Cash and cash equivalents at beginning of year	170.6	258.4	242.1
Cash and cash equivalents at end of year	258.4	242.1	179.1

Operating Cashflows

As compared to fiscal year 2010, net cash provided by operating activities during fiscal year 2011 decreased by ¥60.6 billion primarily due to a decrease in cash collections from customers in Japan resulting from a) lower customer demand for PPCs/MFPs, laser printers and semiconductor devices due to the economic downturn, and b) a decrease in the sales price of certain products due to high competition. In addition, further appreciation of the Yen against the U.S. Dollar and the Euro resulted in decrease of overseas sales and resulting cash collections from customers.

As compared to fiscal year 2009, net cash provided by operating activities during fiscal year 2010 increased by ¥103.3 billion primarily due to the Company’s cost reduction program in order to cope with the downturn in economy, which resulted in lower cash expended for inventory and other operating costs and expenses. In addition, the acquisition of IKON in October 2008, which had a full year impact on net cash flow increases in fiscal 2010, compared to a partial year impact in fiscal 2009.

Investing Cashflows

For fiscal year 2011, net cash used in investing activities consisted mainly of ¥66.9 billion of expenditures for tangible fixed assets and ¥18.8 billion of expenditures for intangible fixed assets. Principal expenditures for tangible fixed assets in fiscal year 2011 consisted of ¥8.1 billion for the new building housing the Ricoh Technology Center, ¥4.6 billion for the second plant manufacturing polymerized PxP toners and ¥5.6 billion for mold casts used in the manufacturing of MFPs, production printing equipment and printers. Principal expenditures for intangible fixed assets in fiscal year 2011 were ¥7.9 billion for Enterprise Resource Planning (ERP) system, which is aimed to improve the efficiency of sales administration and accounting across the group. Net cash used in investing activities increased in fiscal year 2011 compared to fiscal year 2010 primarily because expenditures for intangible fixed assets increased, which was due mainly to Ricoh’s investment in the ERP system.

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

Financing Cashflows

For fiscal year 2011, net cash used in financing activities consisted primarily of ¥87.9 billion to repay outstanding long-term debt securities, ¥87.1 billion to repay outstanding long-term indebtedness, ¥30.7 billion of net decrease in short-term borrowings and ¥23.9 billion to pay dividends, which were partially offset by ¥79.7 billion of proceeds received from the issuance of long-term debt securities and ¥58.6 billion of proceeds received from long-term indebtedness. The Company issued the 9th series of unsecured straight bonds in the amount of ¥40.0 billion and the 10th series of unsecured straight bonds in the amount of ¥20.0 billion in June 2010. Ricoh Leasing Co., Ltd. issued the 13th series of unsecured straight bonds in the amount of ¥20.0 billion in May 2010. Proceeds from the issuance of long-term debt securities totaled ¥79.7 billion net of issuance costs. In December 2010, ¥52.8 billion aggregate principal amount of zero coupon convertible bonds (constituting a portion of the total outstanding principal amount thereof) were redeemed before maturity, upon the exercise of put options granted to the holders of the bonds. Ricoh redeemed bonds issued by IKON by tender offer before maturity in the amount of ¥25.1 billion. Ricoh Leasing Co., Ltd. repaid unsecured straight bonds in the amount of ¥10.0 billion in December 2010 upon maturity. Repayments of long-term debt securities totaled ¥87.9 billion. For long-term indebtedness and short-term borrowings, Ricoh continued its efforts to decrease interest bearing debts worldwide. As a result, repayment of long-term indebtedness totaled ¥87.1 billion, short-term borrowings decreased by ¥30.7 billion net, while proceeds from long-term indebtedness totaled ¥58.6 billion. As compared to fiscal year 2010, net cash used in financing activities decreased in fiscal year 2011 primarily because short-term borrowings decreased by a smaller amount in fiscal year 2011 compared to fiscal year 2010.

For fiscal year 2010, net cash used in financing activities consisted primarily of ¥105.2 billion of net decrease in short-term borrowings, ¥66.5 billion to repay long-term indebtedness, ¥22.8 billion to pay dividends and ¥20.0 billion to repay outstanding long-term debt securities, which were partially offset by ¥55.0 billion of proceeds received from the issuance of long-term debt securities and ¥46.9 billion of proceeds received from long-term indebtedness. As compared to fiscal year 2009, net cash used in financing activities increased in fiscal year 2010 as Ricoh repaid some of its outstanding interest-bearing debt by using the additional cash generated from operations as a result of various cost cutting efforts and applying additional cash and cash equivalents on hand.

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

Cash and Asset-Liability Management

Ricoh has in recent years tried to achieve greater efficiencies in the utilization of cash balances held by its subsidiaries pursuant to its policy of ensuring adequate financing and liquidity for its operations and growth, and maintaining the strength of its balance sheet. One method that Ricoh has implemented to achieve greater efficiency is building up its group cash management system in Japan, the United States and Europe. This cash management system functions as an arrangement whereby Ricoh’s funds are pooled together and cash resources are lent and borrowed from one group company to another company, with finance companies located in Japan, the United States, the United Kingdom and the Netherlands coordinating this arrangement. This pooling-of-funds arrangement has reduced the occurrence of excess accumulation of cash in one group company while another group company engages in unnecessary borrowing from third party institutions to meet its cash requirements. As such, the pooling-of-funds arrangement has reduced interest expense and related costs paid to third parties in connection with borrowings to finance operations.

Ricoh also enters into various derivative financial instrument contracts in the normal course of its business and in connection with the management of its assets and liabilities. In order to hedge against the potentially adverse impacts of foreign currency fluctuations on its assets and liabilities denominated in foreign currencies, Ricoh enters into foreign currency contracts and foreign currency options. Another form of derivative financial contracts that Ricoh enters into is interest rate swap agreements to hedge against the potentially adverse impacts of fair value or cashflow fluctuations on its outstanding debt interests. Ricoh uses these derivative instruments to reduce its risk and to protect the market value of its assets and liabilities in conformity with Ricoh’s policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives. Detailed discussion of these derivative contracts is provided in Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Ricoh also engages in limited securitization activities through its domestic leasing affiliate, Ricoh Leasing Co., Ltd. For a discussion of such activities, see Item 5.E. Off-Balance Sheet Arrangements.

Sources of Funding

Ricoh’s principal sources of funding are a combination of cash and cash equivalents on hand, various lines of credit and the issuance of commercial paper, medium-term notes and long-term debt securities. In assessing its liquidity and capital resources needs, Ricoh places importance on the balances of cash and cash equivalents in the balance sheet and operating cashflows in the cashflow statements.

As of March 31, 2011, Ricoh had ¥179.1 billion in cash and cash equivalents and ¥685.0 billion in aggregate borrowing facilities. Of the ¥685.0 billion in aggregate borrowing facilities, ¥637.4 billion was available to be borrowed by Ricoh as of March 31, 2011. As of March 31, 2011, amount available by bank loans, commercial paper and medium-term notes were ¥294.3 billion, ¥260.0 billion and ¥83.1 billion, respectively. More specifically, Ricoh Leasing Co., Ltd. has a ¥50.0 billion committed credit line with several banks having credit ratings satisfactory to Ricoh. This ¥50.0 billion committed credit line amount is included in the ¥685.0 billion figure for aggregate borrowing facilities.

The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper, medium-term notes and long-term debt securities. Ricoh Leasing Co., Ltd. and certain overseas subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Utilization of such capacity depends on Ricoh’s financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh’s securities. Interest rates for commercial paper issued by the Company and its subsidiaries ranged from 0.25% to 0.30%, interest rates for bank loans ranged from 0.41% to 11.95% and interest rates for long-term debt securities ranged from 0.57% to 7.30% during fiscal year 2011. For fiscal year 2011, the Company and its subsidiaries did not have any medium-term notes outstanding.

Ricoh believes that it has adequate resources for funding its working capital needs, repaying its outstanding indebtedness and executing new transactions, due to its diverse funding sources and the inflow of cash generated from its operating activities. Even if Ricoh is unable to access the capital markets by offering its own securities on acceptable terms, Ricoh has access to other sources of liquidity, including bank loans, cash flows from operations and sales of assets. Ricoh is also of the opinion its working capital is sufficient for its present requirements.

The Company obtains ratings from the following major rating agencies: Standard & Poor’s Rating Services, a division of McGraw-Hill Companies, Inc. (“S&P”), Moody’s Investors Services (“Moody’s”), and another local rating agency in Japan. As of March 31, 2011, S&P assigned long-term and short-term credit ratings for the Company of A+ and A-1, respectively, and Moody’s assigned a long-term credit rating for the Company of A1.

While some of its subsidiaries may be restricted from paying dividends for various reasons, such as capital adequacy requirements, Ricoh does not expect such restrictions to have a significant impact on its ability to meet its cash obligations.

As is customary in Japan, substantially all of the bank loans are subject to general agreements with each lending bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished, as well as any cash deposited in such bank, as security for all present and future indebtedness. The Company has never been requested to furnish such additional security. In some cases, the Company’s long-term debt securities contain customary covenants, including a “limitation on liens” covenant. The Company was in compliance with the covenants in its bank agreements and securities as of March 31, 2011. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note [11] to the Consolidated Financial Statements.

Cash Requirements and Commitments

Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2012. Even if there were a decrease in cashflows from operations as a result of fluctuations in customer demands from one year to another due to unexpected changes in global economic conditions, Ricoh believes that current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its anticipated operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. While interest rates of such instruments may fluctuate, Ricoh believes that the effect of such fluctuations will not significantly affect Ricoh’s liquidity, mainly due to the adequate amount of Ricoh’s cash and cash equivalents on hand, stable cashflow generated from its operating activities and group-wide cash management system.

Ricoh expects that its capital expenditures for fiscal year 2012 will amount to approximately ¥67.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductors and thermal media. In addition, Ricoh is obligated to repay long-term indebtedness in the aggregate principal amount of ¥111.0 billion during fiscal year 2012, and in the aggregate principal amount of ¥346.2 billion during fiscal years 2013 through 2015.

The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note [11] to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to ¥140.9 billion, as of March 31, 2011. The unfunded amount was recorded as an asset of ¥7.1 billion and a liability of ¥148.0 billion on the consolidated balance sheet of Ricoh as of March 31, 2011. The amounts contributed to pension plans for fiscal years 2009, 2010 and 2011 were ¥14.7 billion, ¥14.5 billion and ¥14.4 billion, respectively.

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

In Japan, Ricoh conducts basic and advanced research in connection with optical technologies, new materials, devices, information electronics, environmental technologies and software technologies as well as elemental development for new products. In addition, Ricoh has established satellite R&D bases in the United States and China through which it conducts R&D activities that focus on developing products that can be marketed globally and that take into consideration the needs of such particular geographic area. All aspects of Ricoh’s research efforts are focused on developing products and services that are suitable for the new work environment. Ricoh also engages in R&D activities to protect the environment in every stage of each of its products’ life cycles to realize Ricoh’s three core values of “harmonizing with the environment (i.e., reducing and minimizing environmental impact),” “simplifying your life and work (i.e., enhancing user friendliness and striving towards simplification),” and “supporting knowledge management (i.e., offering solutions to process information).” For fiscal years 2009, 2010 and 2011, Ricoh’s consolidated R&D expenditures totaled ¥124.4 billion, ¥109.8 billion and ¥110.8 billion, respectively.

Out of total consolidated R&D expenditures of ¥110.8 billion for fiscal year 2011, ¥81.7 billion was used for R&D activities relating to the Imaging & Solutions segment. Ricoh’s R&D activities in the Imaging & Solutions segment continued to include (1) designing new optical designs for copiers, printers and production printing products, (2) developing imaging data processing technology, (3) developing electrophotographic supply technology, (4) advancing elemental technology for the next-generation of image producing engines, (5) developing cutting edge software technology and (6) developing applications for the advancement of IT solutions.

Out of total consolidated R&D expenditures of ¥110.8 billion for fiscal year 2011, ¥10.3 billion was used for R&D activities relating to the Industrial Products segment. In the Industrial Products segment, Ricoh’s R&D activities continued to include (1) designing ASICs and ASSPs for imaging, audio and communication use, (2) developing methods to utilize electronic design automation, (3) developing optical element technologies and new recording methods and (4) research and development for supply parts such as thermal media.

Out of total consolidated R&D expenditures of ¥110.8 billion for fiscal year 2011, ¥2.3 billion was used for R&D activities relating to the Other segment. In this segment, Ricoh continued to develop its image capturing device technology for digital cameras and its related applications technology.

In addition, Ricoh continues to engage in the development of its fundamental research fields, which focus on R&D activities that can be applied to various products and that are difficult to categorize into a specific operating segment. Out of total consolidated R&D expenditures of ¥110.8 billion for fiscal year 2011, ¥16.5 billion was used for R&D activities relating to fundamental research fields. Such R&D activities include R&D in nanotechnology, micro-machining, general technologies in measuring, analysis and simulation, new materials and devices, next-generation image display technologies, manufacturing technology, system software modules, photonics technology for high speed and high quality image processing, the next-generation of office systems and office solutions, and environmental technologies.

For a summary of Ricoh’s R&D expenditures for fiscal years 2009, 2010 and 2011, see Note [21] to the Consolidated Financial Statements.

Patents and Licenses

Ricoh owns approximately 37,200 patents as of March 31, 2011, on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or the termination of any license agreements will materially affect its business.

The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

Counterparty	Country and Region	Summary of the Contract	Contract Term

International Business Machines Corporation	USA	Comprehensive cross license patent agreement relating to the information processing technology area (reciprocal agreement)	March 28, 2007 to expiration date of the patent subject to the agreement

ADOBE Systems Incorporated	USA	Patent licensing agreements relating to development on printer software and sales (the counterparty as the licensee)	January 1, 1999 to March 31, 2015

Lemelson Medical, Education & Research Foundation Limited Partnership	USA	Patent licensing agreement relating to computer image analysis and other products (the counterparty as the licensee)	March 31, 1993 to expiration date of the patent subject to the agreement

Canon Inc.	Japan	Patent licensing agreement relating to office equipment (reciprocal agreement)	October 1, 1998 to expiration date of the patent subject to the agreement

Kyocera Mita Corporation	Japan	Patent licensing agreement relating to method of controlling multi function peripheral (the Company as the licensor)	January 1, 2007 to December 31, 2011

Sony Corporation	Japan	Patent licensing agreements relating to optical disks (the Company as the licensor) and digital cameras (reciprocal agreement)	April 1, 2009 to March 31, 2018

Hitachi, Ltd.	Japan	Patent licensing agreement relating to optical record and playback equipment, and multi function peripheral (reciprocal agreement)	January 1, 2007 to December 31, 2013

Brother Industries, Ltd.	Japan	Patent licensing agreement relating to digital photography (the Company as the licensor)	October 1, 2009 to September 30, 2014

Quantum Storage Inc.	Taiwan	Patent licensing agreement relating to optical disc (the Company as the licensor)	February 22, 2011 to February 22, 2016

D. Trend Information

See “OVERVIEW” above and “Cautionary Statement With Respect to Forward-Looking Statements” in this Annual Report. Also, Ricoh does not expect the impact of the Great East Japan Earthquake that occurred on March 11, 2011 to have any material adverse effect on Ricoh’s fiscal 2012 consolidated results, financial position and cash flows.

E. Off-Balance Sheet Arrangements

As disclosed in Note [4] to the Consolidated Financial Statements, Ricoh, through its domestic leasing affiliate, has certain procedures in place to sell some of its lease receivables through securitization programs. Securitization involves the creation of special purpose entities (“SPEs”) for purposes of holding pooled assets. The SPEs are designed to place the pooled assets beyond the reach of Ricoh and its creditors in the event of bankruptcy. When structured in this manner (and subject to certain other conditions), the pooled assets are removed from Ricoh’s consolidated balance sheets. The SPEs are also designed so that investors have no recourse to Ricoh in the event of any failure of payment on the pooled assets. Therefore, until fiscal year 2010, when securitizing assets in this manner, Ricoh did not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on Ricoh’s consolidated balance sheets. In fiscal year 2011, Ricoh adopted ASU 2009-16 and ASU 2009-17. As a result of the adoption, Ricoh consolidated these interests as VIEs and recorded their assets and liabilities at their carrying amounts as of the beginning of fiscal year 2011, and offset and eliminated its retained interests.

Please refer to Note [2](u) and [4] to the Consolidated Financial Statements for more details.

In addition to the above, Ricoh acts as a guarantor for some of its employees’ housing loans, whose arrangements are not included on Ricoh’s consolidated balance sheets. As of March 31, 2011, the total amount of such guarantees was ¥72 million.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth Ricoh’s contractual obligations as of March 31, 2011.

	Millions of Yen Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
CONTRACTUAL OBLIGATIONS
Long-term Debt Obligations	¥588,167	¥110,282	¥244,508	¥180,352	¥53,025
Interest Expense Associated with Long-term Debt Obligations	18,297	6,149	7,702	3,301	1,145
Capital (Finance) Lease Obligations	2,351	814	1,441	96	—
Operating Lease Obligations	76,807	21,363	32,667	15,262	7,515
Purchase Obligations	32,791	32,791	—	—	—

TOTAL	¥718,413	¥171,399	¥286,318	¥199,011	¥61,685

Ricoh expects to contribute ¥12.0 billion to its pension plan during fiscal year 2012 and is currently unable to predict funding requirements for periods beyond fiscal year 2012 due to uncertainties related to changes in actuarial assumptions, return on plan assets, and changes to plan membership.

Ricoh had operating lease commitments with rental payments totaling ¥46.7 billion for fiscal year 2011.

G. Safe Harbor

See “Cautionary Statement With Respect to Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Corporate Auditors of the Company as of June 24, 2011 were as follows:

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Masamitsu Sakurai (January 8, 1942)	Chairman of the Board and Director	Apr. 1966	Joined the Company
		May 1984	President of Ricoh UK Products Ltd.
		Apr. 1990	General Manager of Purchasing Division
		June 1992	Director
		Apr. 1993 June 1994	President of Ricoh Europe B.V. Managing Director
		Apr. 1996	President and Representative Director
		June 2005 June 2005	Representative Director President
		June 2005	Chairman of the Board (Current)
		Apr. 2007	Chairman (Current)
		Apr. 2011	Director (Current)
Principal business activities and other principal directorships performed outside of Ricoh:

Chairman of Japan Association of Corporate Executives

Director of COCA-COLA WEST COMPANY, LIMITED

Director of Saga Television Station Co., Ltd.

Director of Omron Corporation.

Director of Yamaha Motor Co., Ltd.

Shiro Kondo (October 7, 1949)	Representative Director	Apr. 1973	Joined the Company
		July 1999	Deputy General Manager of Imaging System Business Group
		June 2000	Senior Vice President
		Oct. 2000	General Manager of Imaging System Business Group
		June 2002	Executive Vice President
		June 2003	Managing Director
		Oct. 2004 Oct. 2004	In charge of Imaging Engine Solution Development General Manager of MFP Business Group
		June 2005	Director
		June 2005	Corporate Executive Vice President
		Apr. 2007	Representative Director (Current)
		Apr. 2007	President (Current)
		Apr. 2007	CEO (Chief Executive Officer) (Current)

Principal business activities and other principal directorships performed outside of Ricoh:
Representative of Asahi Insurance Company

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Zenji Miura (January 5, 1950)	Representative Director	Apr. 1976	Joined the Company
		Jan. 1993	President of Ricoh France S.A.
		Apr. 1998	Deputy General Manager of Finance and Accounting Division
		Oct. 2000	Senior Vice President
		Oct. 2000	General Manager of Finance and Accounting Division
		June 2003	Executive Vice President
		June 2004	Managing Director
		June 2005	Director
		June 2005	Corporate Executive Vice President
		June 2005	CFO (Chief Financial Officer) (Current)
		Apr. 2006	CIO (Chief Information Officer) (Current)
		Apr. 2006	General Manager of Corporate Planning Division
		Feb. 2008	In charge of Internal Management and Control Division (Current)
		July 2008	General Manager of Finance and Accounting Division
		Apr. 2009	CSO (Chief Strategy Officer) (Current)
		Apr. 2009	General Manager of CRGP Office
		Apr. 2009	Deputy General Manager of Global Marketing Taskforce
		June 2009	General Manager of Global Marketing Support Division
		June 2009	General Manager of Trade Affairs & Export/Import Administration Division
		Apr. 2011	Representative Director (Current)
		Apr. 2011	Deputy President (Current)
Principal business activities and other principal directorships performed outside of Ricoh:
Corporate Auditor of COCA-COLA WEST COMPANY, LIMITED
Takashi Nakamura (September 2, 1946)	Director	Apr. 1972	Joined the Company
		Apr. 1990	President of Ricoh UK Products Ltd.
		Jan. 1995	President of Ricoh Europe B.V.
		May 1998	Deputy General Manager of Corporate Planning Division
		June 1998	Director
		June 2000	Senior Vice President
		June 2002	President of Ricoh Elemex Corporation
		June 2004	Managing Director
		June 2005	Director (Current)
		Jan. 2006 Jan. 2006	Corporate Executive Vice President CHO (Chief Human Resource Officer) (Current)
		Apr. 2008	General Manager of Personnel Division
		Apr. 2010	In charge of Corporate Social Responsibility (Current)
		Apr. 2011	Deputy President (Current)

Principal business activities and other principal directorships performed outside of Ricoh:
Corporate Auditor of TOYO KANETSU K.K.

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Kazunori Azuma (February 11, 1949)	Director	Apr. 1971	Joined the Company
		Oct. 1994	President of Hokkaido Ricoh Co., Ltd.
		June 2000	Senior Vice President
		Oct. 2000	President of Ricoh Technosystems Co., Ltd.
		June 2003	Managing Director
		June 2003	Executive Vice President
		Oct. 2003	Chairman of Ricoh Technosystems Co., Ltd.
		Nov. 2003	General Manager of Marketing Group
		June 2005	Director (Current)
		June 2005	Corporate Executive Vice President (Current)
		Apr. 2009	General Manager of Global Marketing Taskforce
		June 2009	General Manager of Global Marketing Group (Current)
		Apr. 2010	CMO (Chief Marketing Officer) (Current)

Hiroshi Kobayashi (July 2, 1948)	Director	Apr. 1974	Joined the Company
		Apr. 2002	General Manager of Corporate Planning Division
		June 2002	Senior Vice President
		June 2004	Executive Vice President
		Oct. 2004	General Manager of LP Business Group
		June 2005	Corporate Senior Vice President
		Apr. 2007	General Manager of Printer Business Group
		Apr.2008	General Manager of Office Business Planning Center
		Apr. 2009	General Manager of Corporate Technology Development Group (Current)
		Apr. 2009	Chairman of Ricoh Software Research Center (Beijing), Co., Ltd. (Current)
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)
		Apr. 2011	Chairman of Ricoh Innovation, Inc. (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Shiro Sasaki (December 23, 1949)	Director	Apr. 1972	Joined the Company
		Apr. 2000	President of Gestetner Holdings PLC
		Apr. 2002	President of NRG Group PLC
		June 2004	Senior Vice President
		June 2005	Corporate Vice President
		Apr. 2006 Apr. 2006 Apr. 2006	Corporate Senior Vice President Chairman of Ricoh Europe B.V. Chairman of NRG Group PLC
		Apr. 2007 Apr. 2007	Chairman of Ricoh Europe, PLC. Chairman of Ricoh Europe (Netherlands) B.V.
		June 2009	General Manager of Europe Marketing Group
		June 2010	Director (Current)
		Apr. 2011	Corporate Executive Vice President (Current)
		Apr. 2011	General Manager of Production Printing Business Group (Current)
		Apr. 2011	General Manager of Trade Affairs & Export/Import Administration Division (Current)
		Apr. 2011	Chairman and CEO (Chief Executive Office) of Ricoh Production Print Solutions, LLC (Current)

Yoshimasa Matsuura (June 23, 1947)	Director	Apr. 1971	Joined the Company
		May 1995	President of Ricoh UK Products Ltd.
		May 1999	General Manager of Supply Chain Management Planning Division
		June 2004	Senior Vice President
		Oct. 2004	General Manager of Office Business Planning Center
		June 2005 June 2005	Deputy General Manager of MFP Business Group Corporate Vice President
		Apr. 2007 Apr. 2007	Corporate Senior Vice President General Manager of MFP Business Group
		Apr. 2008	General Manager of Controller Development Division
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)
		July 2010	General Manager of Business Process Reengineering Group (Current)

Nobuo Inaba (November 11, 1950)	Director	Apr. 1974	Joined the Bank of Japan
		June 2001	Director-General, Information System Services Department
		June 2002	Director-General, Bank Examination and Surveillance Department
		May 2004	Executive Director, Financial System Stability
		July 2006	Executive Director, Monetary Policy
		May 2008	Joined the Company
		May 2008	Executive Advisor
		Apr. 2010	President, Ricoh Institute of Sustainability and Business (Current)
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Kazuo Togashi (November 28, 1949)	Director	Apr. 1972	Joined the Company
		Apr. 1998	President of Ricoh Europe B.V.
		June 2000	Senior Vice President
		Apr. 2002	Chairman of Ricoh Europe B.V.
		Apr. 2002	Chairman of NRG Group PLC
		June 2002	Executive Vice President
		June 2003	Managing Director
		June 2005	Corporate Senior Vice President
		Apr. 2006	General Manager of International Business Group
		Jan. 2007	Chairman of Ricoh India Ltd.
		Jan. 2008	Chairman of Ricoh China Co., Ltd.
		June 2009	Chairman and CEO (Chief Executive Officer) of Ricoh Americas Corporation
		June 2009	General Manager of Americas Marketing Group (Current)
		Apr. 2010	Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc. (Current)
		July 2010	Chairman and CEO (Chief Executive Officer) of Ricoh Americas Corporation (Current)
		June 2011	Director (Current)
		June 2011	Corporate Executive Vice President (Current)

Eiji Hosoya (February 24, 1945)	Director	Apr. 1968	Joined Japanese National Railways
		June 1990	General Manager of Business Management Department of Corporate Planning Headquarters of East Japan Railway Company
		June 1993	Director of East Japan Railway Company
		June 1996	Executive Director of East Japan Railway Company
		June 2000 June 2000	Executive Vice President of East Japan Railway Company General Manager of Life-style Business Development Headquarters of East Japan Railway Company
		Apr. 2002	Vice Chairman of Japan Association of Corporate Executives
		June 2003	Director, Chairman and Representative Executive Officer of Resona Holdings, Inc. (Current)
		June 2005	Representative Director and Chairman of Resona Bank, Ltd.
		June 2009	Director and Chairman of Resona Bank, Ltd. (Current)
		June 2010	Director (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Mochio Umeda (August 30, 1960)	Director	Jan. 1988	Joined Arthur D. Little (Japan) Inc.
		Oct. 1994	Director of Arthur D. Little, Inc.
		May 1997 May 1997	Founded MUSE Associates, LLC. President of MUSE Associates, LLC. (Current)
		Aug. 2000 Aug. 2000	Founded Pacifica Fund I, LP. Managing Director of Pacifica Fund I, LP. (Current)
		June 2010	Director (Current)

Yuji Inoue (April 4, 1948)	Corporate Auditor	Apr. 1971	Joined the Company
		Jan. 1997	Deputy General Manager of Finance and Accounting Division
		Apr. 1998	General Manager of Finance and Accounting Division
		Oct. 1998	General Manager of Business Department of Ricoh Leasing Co., Ltd
		June 1999	Managing Director of Ricoh Leasing Co., Ltd
		Apr. 2000	President of Ricoh Leasing Co., Ltd.
		June 2000	Senior Vice President
		June 2004	Managing Director
		June 2005	Corporate Senior Vice President
		June 2005	President and Chief Executive Officer of Ricoh Leasing Co., Ltd
		June 2009	Corporate Auditor (Current)

Mitsuhiro Shinoda (November 23, 1953)	Corporate Auditor	Apr. 1978	Joined the Company
		Oct. 2000	General Manager of Group Management Department of Corporate Planning Division
		Apr. 2001	General Manager of Audit Office
		June 2003	General Manager of Finance Department of Finance and Accounting Division
		Nov. 2004	General Manager of Internal Management & Control Office of Finance and Accounting Division
		Apr. 2007	General Manager of Internal Management & Control Division
		July 2010	General Manager of Management Center Chubu Sales Division of Ricoh Japan Corporation
		June 2011	Corporate Auditor (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Takao Yuhara (June 7, 1946)	Corporate Auditor	Apr. 1969	Joined Nippon Chemical Industrial Co., Ltd.
		May 1971	Joined Sony Corporation
		Mar. 1988	Vice President of Sony International (Singapore) Ltd.
		Apr. 1996	Vice President of Display Company of Sony Corporation
		June 2002	Corporate Vice President and General Manager of Corporate Planning Division of Sony Corporation
		June 2003	Corporate Vice President and Group CFO (Chief Financial Officer) of Sony Corporation
		June 2004	In charge of Corporate Executive Finance and IR of Sony Corporation
		Dec. 2007	Managing Executive Officer and Senior General Manager, Group Business Management Division of ZENSHO CO., LTD.
		Apr. 2008	Officer in charge of Group Finance of ZENSHO CO., LTD.
		June 2008	Managing Executive Director of ZENSHO CO., LTD. (Current)
		June 2008	Corporate Auditor (Current)
		Nov. 2008	Senior General Manager, Group Business Management Division, Group Finance and Accounting Division of ZENSHO CO., LTD. (Current)

Tsukasa Yunoki (July 6, 1943)	Corporate Auditor	Mar. 1968	Graduated from the National Legal Training and Research Institute
		Apr. 1968	Legal registration as a Japanese attorney
		Apr. 1968	Joined Tomizawa Junjiroh Legal Services
		Jan. 1970	Established Yunoki Legal Services
		May 1997	President of Yunoki Legal Services (Current)
		June 2010	Corporate Auditor (Current)

Kiyohisa Horie (March 7, 1948)	Substitute Corporate Auditor	Apr. 1970	Joined Horie Morita Audit Office (now: Meiji Audit Corporation)
Joined Showa Accounting Office
		Aug. 1980	Registered as Certified Public Accountant
		Mar. 1988	Registered as Tax Accountant
		Apr. 1988	Senior Partner of Meiji Audit Corporation (Current)
		May 1988	Representative Director of Showa Accounting Office (Current)
		May 1988	Managing Partner of Meiji Audit Corporation (Current)
		May 1998	Vice-Chairman & Managing Partner of Meiji Audit Corporation (Current)

Directors and Corporate Auditors are elected at a general meeting of shareholders for two and four years terms, respectively, and may serve any number of consecutive terms. The Board of Directors appoints from among its members a Chairman and one or more Representative Directors in accordance with the Corporation Law of Japan.

The Company maintains an executive officer system and under such system there are 38 such officers each with one of the following roles:

•	Executive officers: Oversee operations under the authority granted from the president and report to the president.

•	Group executive officers: Assist the president with the management of Ricoh group.

Executive Officers of the Company as of June 24, 2011 were as follows:

Name	Current Position (Function/Business area)	Date	Business Experience
Masamitsu Sakurai (January 8, 1942)	Chairman and Chairman of the Board	See above for his business experience and other information.

Shiro Kondo (October 7, 1949)	President and Chief Executive Officer	See above for his business experience and other information.

Zenji Miura (January 5, 1950)	Deputy President	See above for his business experience and other information.
(Chief Financial Officer) (Chief Information Officer) (Chief Strategy Officer) (Internal Management and Control Division)

Takashi Nakamura (September 2, 1946)	Deputy President	See above for his business experience and other information.
(Chief Human Resource Officer) (Corporate Social Responsibility)

Kazunori Azuma (February 11, 1949)	Corporate Executive Vice President	See above for his business experience and other information.
(Chief Marketing Officer) (General Manager of Global Marketing Group)

Hiroshi Kobayashi (July 2, 1948)	Corporate Executive Vice President	See above for his business experience and other information.
(General Manager of Corporate Technology Development Group) (Chairman of Ricoh Software Research Center (Beijing), Co., Ltd.) (Chairman of Ricoh Innovations, Inc.)

Name	Current Position (Function/Business area)	Date	Business Experience
Shiro Sasaki (December 23, 1949)	Corporate Executive Vice President	See above for his business experience and other information.
(General Manager of Production Printing Business Group)
(General Manager of Trade Affairs & Export/Import Administration Division)
(Chairman and CEO (Chief Executive Officer) of Ricoh Production Print Solutions LLC

Yoshimasa Matsuura (June 23, 1947)	Corporate Executive Vice President	See above for his business experience and other information.
(General Manager of Business Process Reengineering Group)

Nobuo Inaba (November 11, 1950)	Corporate Executive Vice President	See above for his business experience and other information.
(President, Ricoh Institute of Sustainability and Business)

Terumoto Nonaka (October 28, 1947)	Corporate Senior Vice President (General Manager of Research and Development Group)	Jan. 1988	Joined the Company
		Jan. 1990	Deputy General Manager of Electronic Devices Division
		June 2000 Oct. 2000	Senior Vice President President of Electronic Devices Company
		June 2002	Executive Vice President
		June 2005	Corporate Senior Vice President (Current)
		July 2006	Chairman of Ricoh Electronics Devices Shanghai Co., Ltd.
		Apr. 2009	General Manager of Research and Development Group (Current)

Kenji Hatanaka (July 1, 1946)	Corporate Senior Vice President (General Manager of Japan Marketing Group	Apr. 1969	Joined the Company
		June 2000	Senior Vice President
		June 2003	General Manager of Tokyo Branch of Marketing Group
		June 2003	General Manager of Kanto Branch of Marketing Group
		June 2004	Executive Vice President
		Jan. 2005	President of Ricoh Sales Co., Ltd.
		June 2005	Corporate Senior Vice President (Current)
		June 2009	General Manager of Marketing Group
		July 2010	President of Ricoh Japan Corporation (Current)
		July 2010	General Manager of Japan Marketing Group (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Kenichi Kanemaru (November 19, 1952)	Corporate Senior Vice President (General Manager of Global Procurement Division)	Apr. 1973	Joined the Company
		Apr. 1998	General Manager of Production Strategic Center
		June 1999 June 2004	President of Ricoh UK Products Ltd. Senior Vice President
		June 2005	Deputy General Manager of Imaging System Production Business Group
		June 2005	General Manager of Procurement Control Center of Production Business Group
		June 2005	Corporate Vice President
		Apr. 2006	General Manager of Imaging System Production Business Group
		Apr. 2008	Corporate Senior Vice President (Current)
		Apr. 2008	General Manager of Production Business Group
		Apr. 2008	General Manager of Office Machine Division of Production Business Group
		Oct. 2010	General Manager of Global Procurement taskforce
		Feb. 2011	General Manager of Global Procurement Division (Current)

Hisashi Takata (May 20, 1951)

Corporate Senior Vice President

(Deputy General Manager of Global Marketing Group)

(Chairman of Ricoh China Co., Ltd.)

(General Manager of China & Emerging Markets Strategy Center of Global Marketing Group)

		Apr. 1974	Joined the Company
		Apr. 1999	General Manager of Business Strategy Division of International Marketing Group
		Oct. 2004	Deputy General Manager of GJ (GEL JET) Business Division
		Oct. 2004	General Manager of Marketing Center of GJ (GEL JET) Business Division
		June 2005	Corporate Vice President
		Oct. 2005	General Manager of GJ Marketing Division of Marketing Group
		Apr. 2007	Deputy General Manager of Printing Business Division
		Apr. 2008	General Manager of Printer Business Group
		Jan. 2009	General Manager of Printer Sales Promotion Center of Printer Business Group
		Apr. 2009	Corporate Senior Vice President (Current)
		June 2009	Deputy General Manager of Global Marketing Group (Current)
		June 2009	General Manager of GM Strategy Center of Global Marketing Group
		June 2009	Chairman of Ricoh China Co., Ltd. (Current)
		Apr. 2010	General Manager of Marketing Intelligence Center of Global Marketing Group (Current)
		Apr. 2010	General Manager of RGS Businesses Center of Global Marketing Group
		Nov. 2010	General Manager of Printer Business Group
		Jan. 2011	General Manager of China & Emerging Markets Strategy Center of Global Marketing Group (Current)
		Jan. 2011	General Manager of Service & Support Center of Global Marketing Group

Name	Current Position (Function/Business area)	Date	Business Experience
Soichi Nagamatsu (March 25, 1951)	Corporate Senior Vice President (General Manager of Network Appliance Business Group)	July 2004	Joined the Company
		July 2004	Vice General Manager of Research and Development Group
		Apr. 2006	Corporate Vice President
		Apr. 2006	General Manager of Research and Development Group
		Apr. 2006	General Manager of Corporate Technology Planning Division
		Apr. 2007	General Manager of Office System Development Center of Research and Development Group
		Apr. 2008	General Manager of Corporate Technology Development Group
		Apr. 2008	General Manager of Office Solution Technology Development Center of Corporate Technology Development Group
		Apr. 2008	General Manager of Advanced Technology R&D Center of Research and Development Group
		Apr. 2008	Chairman of Ricoh Software Research Center (Beijing) Co., Ltd.
		Apr. 2009	General Manager of Corporate Planning Division
		Apr. 2010	Corporate Senior Vice President (Current)
		Apr. 2011	General Manager of Network Appliance Business Group (Current)

Yohzoh Matsuura (April 15, 1956)	Corporate Senior Vice President	Apr. 1980	Joined the Company
	(General Manager of MFP Business Group)	Oct. 2004	General Manager of Imaging Engine Development Division (Current)
	(General Manager of Controller Development Division)	Apr. 2006 Apr. 2007 Apr. 2008 Apr. 2008	Associate Director Deputy General Manager of MFP Business Group Corporate Vice President General Manager of Fundamental & Control Technology Center of Imaging Engine Development Division
		Apr. 2010 Apr. 2010	Corporate Senior Vice President (Current) General Manager of Platform Development Center of Imaging Engine Development Division (Current)
		July 2010	General Manager of MFP Business Group (Current)
		Apr. 2011	General Manager of Controller Development Division (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Kohji Sawa (June 5, 1948)	Corporate Senior Vice President (General Manager of Production Business Group)	Apr. 1971	Joined the Company
		Apr. 1998	General Manager of Imaging System Component Production Division
		Apr. 2000	General Manager of Procurement Control Center
		July 2001	General Manager of Optical Component Development Center
		June 2002	Senior Vice President
		June 2005	Corporate Vice President General Manager of Information Technology and Solution Division
		Apr. 2008	Corporate Senior Vice President of Ricoh Elemex Corporation
		June 2008	President of Ricoh Elemex Corporation
		Apr. 2011	Corporate Senior Vice President (Current)
		Apr. 2011	General Manager of Production Business Group (Current)

Kenichi Matsubayashi (June 5, 1948)	Corporate Senior Vice President (General Manager of RS Products Division of Production Business Group)	Apr. 1971	Joined the Company
		Apr. 1995	Manager of RS Business Planning Department
		Oct. 2003	General Manager of RS Products
		June 2005	Division of Production Business Group (Current)
		June 2005	Corporate Vice President
		Apr. 2011	Corporate Senior Vice President (Current)

Yoshinori Yamashita (August 22, 1957)	Corporate Senior Vice President	Apr. 1980	Joined the Company
	(General Manager of Corporate Planning Division) (General Manager of New Business Development Center of Corporate Planning Division)	Mar. 2004	General Manager of Production Strategic Center of Production Business Group
		Apr. 2008	President of Ricoh Electronics, Inc.
		Apr. 2009	Associate Director
		Apr. 2010	Corporate Vice President
		Apr. 2011	Corporate Senior Vice President (Current)
		Apr. 2011	General Manager of Corporate Planning Division (Current)
		Apr. 2011	General Manager of New Business Development Center of Corporate Planning Division (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Kiyoto Nagasawa (August 16, 1948)	Corporate Vice President (President of Electronic Devices Company) (Chairman of Ricoh Electronics Devices Shanghai Co., Ltd.)	Apr. 1973	Joined the Company
		Apr. 2001	General Manager of C&F Business Division 2
		June 2002	Senior Vice President
		June 2005	General Manager of Quality of Management Division
		June 2005	Corporate Vice President (Current)
		Apr. 2009	President of Electronic Devices Company (Current)
		Apr. 2009	Chairman of Ricoh Electronics Devices Shanghai Co., Ltd. (Current)

Yutaka Ebi (October 20, 1949)	Corporate Vice President	Apr. 1972	Joined the Company
	(General Manager of Legal & Intellectual Property Division)	Apr. 2001	General Manager of Imaging Technology Division
		June 2002	Senior Vice President
		Oct. 2004	General Manager of Legal & Intellectual Property Division (Current)
		June 2005	Corporate Vice President (Current)

Kazuhiro Yuasa (September 1, 1952)	Corporate Vice President	Apr. 1977	Joined the Company
	(President of Personal Multi Media Company)	Apr. 2001	Deputy General Manager of ICD Division of Personal Multi Media Company
		Oct. 2002	Deputy General Manager of ICS Division of Personal Multi Media Company
		Nov. 2002	General Manager of ICS Division of Personal Multi Media Company
		Apr. 2006	Associate Director
		Apr. 2006	President of Personal Multi Media Company (Current)
		Apr. 2008	Corporate Vice President (Current)

Katsumi Kurihara (March 24, 1956)	Corporate Vice President (General Manager of Quality of Management Division) (General Manager of Quality and Process Innovation Center of Quality of Management Division)	Apr. 1978	Joined the Company
		Apr. 2004	Deputy General Manager of Engineering Process Innovation Center of MFP Business Group
		Apr. 2006	General Manager of Engineering Process Innovation Center of MFP Business Group
		Apr. 2007	Deputy General Manager of Office Business Planning Center
		Apr. 2007	General Manager of Engineering Process Innovation Center of Office Business Planning Center
		Apr. 2008	Associate Director
		Apr. 2009	General Manager of Quality of Management Division (Current)
		Apr. 2009	General Manager of Engineering Process Innovation Center of Quality of Management Division
		Apr. 2010	Corporate Vice President (Current)
		Apr. 2011	General Manager of Quality and Process Innovation Center of Quality of Management Division (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Junichi Matsuno (April 18, 1954)	Corporate Vice President	Apr. 2008	Joined the Company
	(General Manager of GJ Design & Development Division)	Apr. 2008	Deputy General Manager of Corporate Technology Development Group
	(General Manager of GC Development Center of GJ Design & Development Division)	Apr. 2008	General Manager of Printing Technology Development Center of Corporate Technology Development Group
		Apr. 2008	Deputy General Manager of LE Development Center of GJ Design & Development Division
		Apr. 2009	Associate Director
		Apr. 2009	General Manager of GJ Design & Development Division (Current)
		Apr. 2009	General Manager of Technology Strategy Center of GJ Design & Development Division
		Apr. 2010	Corporate Vice President (Current)
		Apr. 2011	General Manager of GC Development Center of GJ Design & Development Division (Current)

Kunihito Minakawa (August 15, 1954)	Corporate Vice President (General Manager of Finance and Accounting Division) (General Manager of CRGP Office)	Apr. 1978	Joined the Company
		June 2008	General Manager of Business Strategy & Planning Center of International Business Group
		Apr. 2009	Associate Director
		Apr. 2009	General Manager of Finance and Accounting Division (Current)
		Apr. 2010	Corporate Vice President (Current)
		Apr. 2011	General Manager of CRGP Office (Current)

Seiji Sakata (September 12, 1958)

Corporate Vice President

(General Manager of Human Resources Division)

(General Manager of General Administration Corporate Strategic Center of Human Resources Division)

(Deputy General Manager of Corporate Sports Promotion Center)

		Apr. 1981	Joined the Company
		Apr. 2008	Deputy General Manager of MFP Business Group (Current)
		Oct. 2008	General Manager of 2nd Designing Center of MFP Business Group
		Apr. 2009	Associate Director
		Apr. 2009	General Manager of Controller Development Division (Current)
		Apr. 2010 Apr. 2011	Corporate Vice President (Current) General Manager of Human Resources Division (Current)
		Apr. 2011	General Manager of General Administration Corporate Strategic Center of Human Resources Division (Current)
		Apr. 2011	Deputy General Manager of Corporate Sports Promotion Center

Name	Current Position (Function/Business area)	Date	Business Experience
Kiyotaka Yamada (January 27, 1952)	Corporate Vice President	Apr. 1976	Joined the Company
	(General Manager of Information Technology and Solution Division)	Oct. 2004 Jan. 2011	President of Ricoh UK Products Ltd. General Manager of Business Process Reengineering Division of Business Process Reengineering Group
		Apr. 2011	Corporate Vice President (Current)
		Apr. 2011	General Manager of Information Technology and Solution Division (Current)

Hidenobu Endoh (January 17, 1959)	Corporate Vice President (General Manager of Printer Business Group) (General Manager of GJ Designing Center of Printer Business Group)	Apr. 1981	Joined the Company
		Apr. 2007	General Manager of GJ Designing Center of Printer Business Group (Current)
		Oct. 2009 Apr. 2011	Deputy General Manager of Printer Business Group Corporate Vice President (Current)
		Apr. 2011	General Manager of Printer Business Group (Current)

Kazuo Nishinomiya (August 22, 1960)	Corporate Vice President (President of PC Unit Products Company)	Apr. 1983	Joined the Company
		Jan. 2007	President of Ricoh Industrie France S.A.S.
		Apr. 2010	President of PC Unit Products Company (Current)
		Apr. 2011	Corporate Vice President (Current)

Group Executive Officers of the Company as of June 24, 2011 were as follows:

Kazuo Togashi (November 28, 1949)	Corporate Executive Vice President		See above for his business experience and other information.
Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc.)
(Chairman and CEO (Chief Executive Officer) of Ricoh Americas Corporation)
(General Manager of Americas Marketing Group)

Sadahiro Arikawa (March 31, 1949)	Corporate Senior Vice President (President of Ricoh Leasing Co., Ltd.)	Apr. 1971	Joined the Company
		Apr. 2001	General Manager of Fukuoka Branch of Marketing Group
		Dec. 2001	President of Ricoh Kyusyu Co., Ltd.
		Apr. 2004	General Manager of Major Accounts Marketing Division
		June 2004	Senior Vice President
		June 2005	Corporate Vice President
		Apr. 2009	Associate Director
		Apr. 2009	Corporate Senior Vice President of Ricoh Leasing Co., Ltd.
		June 2009	President of Ricoh Leasing Co., Ltd. (Current)
		June 2009	Corporate Senior Vice President (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Hiroshi Tsuruga (November 18, 1948)	Corporate Vice President	Apr. 1971	Joined the Company
	(President of Tohoku Ricoh Co., Ltd.)	Apr. 1999	General Manager of Information Technology and Solution Division
		June 2002	Senior Vice President
		June 2005	Deputy President of Tohoku Ricoh Co., Ltd.
		June 2005	Corporate Vice President (Current)
		Apr. 2006	President of Tohoku Ricoh Co., Ltd. (Current)

Norihisa Goto (March 8, 1949)	Corporate Vice President (President of Ricoh Technosystems Co., Ltd.	Apr. 1972	Joined the Company
		Oct. 1997	President of Ricoh Deutschland GmbH
		Mar. 2001	Chairman of Lanier Worldwide, Inc.
		Jan. 2003	President of Lanier Worldwide, Inc.
		June 2003	Senior Vice President
		June 2005	Corporate Vice President (Current)
		June 2006	Vice Chairman of Ricoh Corporation (now Ricoh Americas Corporation)
		June 2006	CEO (Chief Executive Officer) of Ricoh U.S. - Ricoh Corporation (now Ricoh U.S. - Ricoh Americas Corporation)
		Oct. 2008	Deputy General Manager of Production Printing Business Group
		Apr. 2009	General Manager of Production Printing Business Group
		Apr. 2011	President of Ricoh Technosystems Co., Ltd. (Current)

Yoshihiro Niimura	Corporate Vice President	Apr. 1975	Joined the Company
(May 22, 1951)	(President of Ricoh China Co., Ltd.) (Chairman and President of Ricoh Electronic Technology (China) Co., Ltd.) (General Manager of China Marketing Group)	June 2004	President of Ricoh China Co., Ltd. (Current)
		June 2004	Chairman and President of Ricoh Electronic Technology (China) Co., Ltd. (Current)
		June 2004	Senior Vice President
		June 2005	Corporate Vice President (Current)
		June 2009	General Manager of China Marketing Group (Current)

Michel De Bosschere (June 16, 1948)	Corporate Vice President (Chairman of Ricoh Belgium N.V.) (President of Ricoh France S.A.S.) (General Manager of China Marketing Group)	June 1993 Jan. 2000 June 2004 June 2005	Managing Director of Nashua/tec Benelux President of NRG Benelux B.V. Senior Vice President Corporate Vice President (Current)
		Aug. 2007 Nov. 2007	President of Ricoh Nederland B.V. Chairman of NRG Benelux B.V. Chairman of Ricoh Nederland B.V.
		Nov. 2007	Chairman of Ricoh Belgium N.V. (Current)
Chairman of NRG Belgium S.A.
		Mar. 2009	President of Ricoh France S.A.S. (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Daisuke Segawa (July 21, 1954)	Corporate Vice President (President and COO (Chief Operating Officer) of Ricoh Production Print Solutions Company, LLC) (Deputy General Manager of Production Printing Business Group)	Mar. 1980	Joined the Company
		Dec. 1998 Oct. 2004	General Manager of Treasury Department General Manager of Corporate Planning Division
		June 2005 Apr. 2006	Corporate Vice President General Manager of Finance and Accounting Division
		July 2008	Senior Vice President of InfoPrint Solutions Company, LLC
		Apr. 2009	Associate Director
		May 2009	President and CEO (Chief Executive Officer) of InfoPrint Solutions Company, LLC
		June 2009	Corporate Vice President (Current)
		Dec. 2010	General Manager of NPPC Preparation Office
		Apr. 2011	Deputy General Manager of Production Printing Business Group (Current)
		Apr. 2011	President and COO (Chief Operating Officer) of Ricoh Production Print Solutions, LLC. (Current)

Shuzo Saito (August 31, 1949)	Corporate Vice President (Chairman and CEO (Chief Executive Officer) of Ricoh Europe PLC) (Chairman of Ricoh Europe B.V.) (General Manager of Europe Marketing Group)	Apr. 1973	Joined the Company
		Apr. 2000 Apr. 2006	President of Ricoh Asia Pacific, Pte. Ltd. President of NRG Group PLC
		Apr. 2007 Apr. 2011	President of Ricoh Europe PLC Corporate Vice President (Current)
		Apr. 2011	Chairman and CEO (Chief Executive Officer) of Ricoh Europe PLC (Current)
		Apr. 2011	Chairman of Ricoh Europe B.V. (Current)
		Apr. 2011	General Manager of Europe Marketing Group (Current)

Takashige Itoh (June 19, 1949)	Corporate Vice President	Apr. 1973	Joined the Company
	(President of Ricoh Elemex Corporation)	Apr. 2008	Chairman and CEO (Chief Executive Officer) of Shanghai Ricoh Facsimile Co., Ltd.
		Apr. 2008	Chairman and CEO (Chief Executive Officer) of Shanghai Ricoh Digital Equipment Co., Ltd.
		Apr. 2008	Chairman of Ricoh Imaging Technology (Shanghai) Co., Ltd.
		Apr. 2011	Corporate Vice President (Current)
		Apr. 2011	President of Ricoh Elemex Corporation (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Nobuaki Majima (May 24, 1952)	Corporate Vice President (President of Ricoh Asia Pacific, Pte. Ltd.) (General Manager of Asia Pacific Marketing Group)	Apr. 1981	Joined the Company
		Mar. 2001	President of Ricoh Deutschland GmbH
		Apr. 2006	President of Ricoh Asia Pacific, Pte. Ltd. (Current)
		Apr. 2008	Associate Director
		Apr. 2009	Corporate Vice President (Current)
		June 2009	General Manager of Asia Pacific Marketing Group (Current)

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

B. Compensation

The aggregate remuneration, including bonuses but excluding retirement allowances, paid by the Company for fiscal year 2011 to all Directors, Corporate Auditors, Executive Officers and Group Executive Officers of the Company who served during fiscal year 2011 was ¥923 million.

Bonuses to be received by the director are determined by a resolution of an ordinary general meeting of shareholders of the Company. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income and are based on the Company’s financial performance for the fiscal year. During fiscal year 2012, the Company will pay bonuses in the total amount of ¥82 million to Directors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2012, as approved by the Company’s shareholders at the Ordinary General Meeting of Shareholders held on June 24, 2011.

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to the shareholders for their approval. After shareholders’ approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed by the Board of Directors or Board of Corporate Auditors and generally reflects his remuneration and position at the time of retirement, the length of his service as a Director or Corporate Auditor and his contribution to the Company’s performance. At the Ordinary General Meeting of Shareholders held on June 27, 2007, the shareholders approved the abolishment of this retirement allowance system. Accordingly, the Company will pay incumbent Directors and Corporate Auditors their final retirement allowances corresponding to their tenure through June 27, 2007 in accordance with standards prescribed by the Company. The amount of such final retirement allowance through June 27, 2007 is ¥498 million, for which the Company has established a reserve.

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

D. Employees

The table below provides information about employees.

	As of March 31,
	2009	2010	2011
Categorized by Operating Segment
Imaging & Solutions	100,302	100,449	100,959
Industrial Products	3,150	3,109	3,056
Other	3,911	3,859	3,868
Headquarters	1,114	1,108	1,131

Total	108,477	108,525	109,014

Categorized by Geographic Location
Domestic	40,865	41,118	40,072
Overseas	67,612	67,407	68,942

Total	108,477	108,525	109,014

Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in fiscal year 2011 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share Ownership

The following table lists the number of Common Stock owned by each Director, Corporate Auditor and Executive Officer of the Company as of June 24, 2011. None of the Company’s Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company’s Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.04% of the total Company Common Stock issued.

Name	Position	Number of Shares
Masamitsu Sakurai	Chairman of the Board and Director	35,000
Shiro Kondo	Representative Director	24,000
Zenji Miura	Representative Director	21,000
Takashi Nakamura	Director	23,693
Kazunori Azuma	Director	17,000
Hiroshi Kobayashi	Director	8,000
Shiroh Sasaki	Director	9,000
Yoshimasa Matsuura	Director	9,000
Nobuo Inaba	Director	2,000
Kazuo Togashi	Director	7,000
Mochio Umeda	Director	1,000
Yuji Inoue	Corporate Auditor	10,000
Mitsuhiro Shinoda	Corporate Auditor	2,000
Terumoto Nonaka	Corporate Senior Vice President	8,050
Kenji Hatanaka	Corporate Senior Vice President	3,000
Kenichi Kanemaru	Corporate Senior Vice President	6,000
Hisashi Takata	Corporate Senior Vice President	3,000
Soichi Nagamatsu	Corporate Senior Vice President	5,000
Yohzoh Matsuura	Corporate Senior Vice President	1,000
Kohji Sawa	Corporate Vice President	6,000
Kenichi Matsubayashi	Corporate Vice President	8,000
Yoshinori Yamashita	Corporate Vice President	3,000
Kiyoto Nagasawa	Corporate Vice President	6,000
Yutaka Ebi	Corporate Vice President	2,000
Kazuhiro Yuasa	Corporate Vice President	2,000
Katsumi Kurihara	Corporate Vice President	2,000
Junichi Matsuno	Corporate Vice President	1,000
Kunihito Minakawa	Corporate Vice President	2,000
Seiji Sakata	Corporate Vice President	4,000
Kiyotaka Yamada	Corporate Vice President	6,000
Sadahiro Arikawa	Corporate Senior Vice President	4,000
Hiroshi Tsuruga	Corporate Vice President	5,000
Norihisa Goto	Corporate Vice President	3,000
Yoshihiro Niimura	Corporate Vice President	7,000
Shuzo Saito	Corporate Vice President	5,000
Takashige Itoh	Corporate Vice President	7,000
Nobuaki Majima	Corporate Vice President	6,000

Total		273,743

All shares of Common Stock of the Company carry the same voting rights.

No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 24, 2011.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2011 are as follows:

Title of Class	Name	Number of Shares Owned (in thousands)	Percentage of Outstanding Shares Owned
Common Stock	The Master Trust Bank of Japan, Ltd. (trust account)	64,099	8.84%
Common Stock	Japan Trustee Services Bank, Ltd. (trust account)	46,210	6.37
Common Stock	Nippon Life Insurance Company	36,801	5.07

Japan Trustee Services Bank, Ltd. is a joint venture managed by Resona Bank, Ltd., the Sumitomo Trust and Banking Co., Ltd. and Chuo Mitsui Trust Holdings, Inc.

The Master Trust Bank of Japan, Ltd. is a joint venture managed by Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company and the Norinchukin Trust and Banking Co., Ltd.

As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during fiscal year 2011. The major shareholders do not have different voting rights.

American Depositary Receipts (“ADRs”) evidencing American Depositary Shares are issued by The Bank of New York Mellon. The normal trading unit is 5 American Depositary Shares. As of March 31, 2011, 859,942 American Depositary Shares were held of record by one institutional registered holder in the United States of America.

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

	Tokyo Stock Exchange Price Per Share of Common Stock (Japanese Yen)		Over-the-Counter Market Price Per American Depositary Share (5 shares of Common Stock) (U.S. Dollars)
	High	Low	High	Low
Annual highs and lows
Fiscal Year 2007	2,775	1,991	116.50	88.00
Fiscal Year 2008	2,950	1,395	121.25	69.55
Fiscal Year 2009	1,986	770	93.50	41.50
Fiscal Year 2010	1,473	1,089	79.85	58.69
Fiscal Year 2011	1,647	818	87.95	53.25

Quarterly highs and lows
Fiscal Year 2010
1st quarter	1,400	1,154	71.00	59.74
2nd quarter	1,414	1,089	77.25	58.69
3rd quarter	1,341	1,104	72.35	64.05
4th quarter	1,473	1,231	79.85	68.47

Fiscal Year 2011
1st quarter	1,647	1,117	87.95	63.42
2nd quarter	1,260	1,066	71.88	62.96
3rd quarter	1,275	1,091	76.40	69.25
4th quarter	1,228	818	74.06	53.25

Monthly highs and lows
December 2010	1,232	1,162	73.50	69.30
January 2011	1,228	1,159	74.06	70.40
February 2011	1,182	1,046	71.28	63.54
March 2011	1,091	818	66.58	53.25
April 2011	977	885	57.94	53.86
May 2011	913	825	55.73	50.11

Notes:	(1)	Price per share of Common Stock is as reported by the TSE.
	(2)	Price per ADSs is based upon one ADS representing 5 shares of Common Stock as reported by the Over-the-Counter Market Bulletin Board®.

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

Objectives and Purposes

Article 3 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following business activities:

1.	Manufacture and sale of optical equipment, office equipment, printing equipment, audio equipment, electrical equipment, electronic equipment, communication equipment, precision equipment, measuring equipment, lighting equipment, healthcare equipment, other general machinery, and accessories and supplies thereof;
2.	Manufacture and sale of electronic devices relating to the products described in any of the foregoing items and other products, as well as production and sale of software relating to the products described in any of the foregoing items and other products;
3.	Installation work and electrical communication work of the products described in any of the foregoing items;
4.	Manufacture and sale of photographic sensitive materials and duplicating papers;
5.	Manufacture and sale of various raw materials for photographic sensitive materials, and various chemical materials for chemical industries;
6.	Manufacture, processing and sale of papers, pulps, textiles, general merchandise and by-products thereof;
7.	Investment in, or sale of the products of, other companies.
8.	Import and Export of the goods described in any of the foregoing items and other goods of every kind and description;
9.	Collection, recycling, and trading of used items relating to the products described in any of the foregoing items;
10.	Telecommunication business, and information services business, such as information processing, information provision, etc;
11.	Provision of business representative service;
12.	Investigation and analysis concerning the environment, and consulting concerning the reduction of the environmental impact;
13.	Brokerage business for casualty insurance and insurance brokerage under the Automobile Liability Security Law of Japan;
14.	Direct marketing through the Internet, facsimile, telephone, etc;
15.	Business relating to printing, publishing, leasing, financing, cargo handling, transport, warehousing, clothing, hotel, as well as leasing, sale, brokering and administration of real estate;
16.	Investigation, Survey, research and development, establishment of system, and consulting incidental or relating to any of the foregoing items; and
17.	Any and all business incidental or relating to any of the foregoing items.

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

Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2011, and there are no material quantitative changes in market risk exposure at March 31, 2011 when compared to March 31, 2010. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

Foreign Currency Risk

In the ordinary course of business, Ricoh uses foreign currency contracts and foreign currency option contracts to manage the effects of foreign currency exchange risk on monetary assets and liabilities denominated in foreign currencies. The contracts with respect to the operating activities generally have maturities of less than six months, while the contracts with respect to the financing activities have the same maturities as the underlying assets and liabilities.

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

Foreign Currency Contracts

	Year Ended March 31,
	2010			2011
	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)
US$/¥	93.04	¥55,122	¥(1,185)	83.15	¥125,801	¥(698)
EUR/¥	124.92	26,883	117	117.57	33,072	(1,196)
EUR/US$	1.34	2,624	(26)	1.41	31,056	622
Other currencies		53,654	(2,974)		21,320	(795)

Total		¥138,283	¥(4,068)		¥211,249	¥(2,067)

Foreign Currency Option Contracts

	Year Ended March 31,
	2010			2011
	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)
Options purchased to sell foreign currencies
US$/¥	93.04	¥7,071	¥57	—	—	—
EUR/¥	124.92	4,122	71	117.57	1,185	20

Total		11,193	128		1,185	20

Options written to buy foreign currencies
US$/¥	93.04	11,816	(312)	—	—	—
EUR/¥	124.92	6,134	(114)	117.57	2,370	(64)

Total		¥17,950	¥(426)		¥2,370	¥(64)

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

LONG-TERM INDEBTEDNESS	Year ended March 31, 2010
		Millions of Yen
			Expected maturity date
(Excluding Capital Lease Obligations and ASC815 fair value adjustment)	Average pay rate	Total	2011	2012	2013	2014	2015	Thereafter	Fair Value
Bonds	2.32%	¥182,455	¥10,000	¥20,000	¥—	¥70,000	¥35,000	¥47,455	¥181,354
Convertible Bonds	—	55,092	—	55,092	—	—	—	—	54,224
Loans	1.18	368,192	83,061	82,088	50,128	73,950	60,902	18,063	356,752

TOTAL		¥605,739	¥93,061	¥157,180	¥50,128	¥143,950	¥95,902	¥65,518	¥592,330

LONG-TERM INDEBTEDNESS	Year ended March 31, 2011
		Millions of Yen
			Expected maturity date
(Excluding Capital Lease Obligations and ASC815 fair value adjustment)	Average pay rate	Total	2012	2013	2014	2015	2016	Thereafter	Fair Value
Bonds	1.21%	¥224,618	¥20,000	¥—	¥70,000	¥35,000	¥60,000	¥39,618	¥220,680
Convertible Bonds	—	2,221	2,221	—	—	—	—	—	2,221
Loans	1.10	361,328	88,061	66,743	107,765	65,210	20,142	13,407	360,960

TOTAL		¥588,167	¥110,282	¥66,743	¥177,765	¥100,210	¥80,142	¥53,025	¥583,861

INTEREST RATE SWAPS			Year ended March 31, 2010
					Millions of Yen
						Expected maturity date
Notional amounts (Millions)		Type of swap	Average receive rate	Average pay rate	Total	2010	2011	2012	2013	2014	Thereafter	Fair Value
	¥282,800	Receive floating/Pay fixed	0.91%	0.99%	¥282,800	¥54,000	¥52,300	¥49,000	¥64,000	¥60,000	¥3,500	¥(2,463)
	8,000	Receive fixed/Pay floating	1.95	0.47	8,000	8,000	—	—	—	—	—	40
GBP	48	Receive fixed/Pay fixed	0.54%	4.34%	¥6,701	¥—	¥1,255	¥4,614	¥—	¥832	¥—	¥(262)

INTEREST RATE SWAPS			Year ended March 31, 2011
					Millions of Yen
						Expected maturity date
Notional amounts (Millions)		Type of swap	Average receive rate	Average pay rate	Total	2012	2013	2014	2015	2016	Thereafter	Fair Value
	¥279,800	Receive floating/Pay fixed	0.57%	1.11%	¥279,800	¥52,300	¥73,000	¥79,000	¥61,000	¥14,500	—	¥(2,819)
GBP	35	Receive fixed/Pay fixed	0.61%	3.59%	¥4,644	¥662	¥2,517	¥—	¥1,465	¥—	¥—	¥(112)

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

Debt/Equity Price Risk

Ricoh has a relatively small portion of marketable securities which are subject to equity price risk arising from changes in their market prices. Marketable securities mainly consist of a diversified pool of Japanese equity securities. Ricoh’s overall investment policy is to invest in highly-liquid, low risk investments.

The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive.

	(Millions of Yen)
	Year ended March 31,
	2010		2011
	Cost	Fair Value	Cost	Fair Value
Debt Securities
Due within one year	¥—	¥—	¥—	¥—
Due after one year through five years	381	390	517	519
Due over five years	1,397	1,475	1,285	1,326
Equity Securities	40,552	44,759	40,765	45,093
Other	—	—	—	—

TOTAL	¥42,330	¥46,624	¥42,567	¥46,938

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

Payments made by the Depositary in Fiscal Year 2011

For fiscal year 2011, the Company did not receive any reimbursement funds from the Depositary.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Ricoh’s disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed by Ricoh in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to Ricoh’s management, including its Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of its management, including the CEO and CFO, Ricoh evaluated its disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that Ricoh’s disclosure controls and procedures were effective as of March 31, 2011 at a reasonable assurance level, provided that it be understood that any system of control is based in part upon certain assumptions designed to obtain reasonable (but not absolute) assurance as to its effectiveness, and there can be no assurance that Ricoh’s system of control will succeed in achieving its stated objectives.

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

Ricoh’s management assessed the effectiveness of Ricoh’s internal control over financial reporting as of March 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management’s assessment included evaluating the design of Ricoh’s internal control over financial reporting and testing of the operational effectiveness of Ricoh’s internal control over financial reporting.

Based on such assessment, management concluded that, as of March 31, 2011, Ricoh’s internal control over financial reporting was effective based on the criteria set forth by COSO.

Ricoh’s independent registered accounting firm, KPMG AZSA LLC, has issued an audit report on the effectiveness of Ricoh’s internal control over financial reporting as of March 31, 2011, such report is included in the Consolidated Financial Statements attached hereto.

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

The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that members of the Board of Corporate Auditors possess the appropriate skills and experience, as a group, to carry out their duties as members of the Board of Corporate Auditors, the Company will continue to strive to identify potential candidates that might qualify for this position. The Board of Corporate Auditors will keep under active review the financial expert matter during fiscal year 2011 as part of their overall risk management and compliance program.

Item16B. Code of Ethics

Ricoh has adopted a code of ethics that applies to its employees, including the President, Chief Executive Officer, Chief Operating Officer, and the senior management of accounting and finance. Such code of ethics of Ricoh is provided hereto as Exhibit 11.

Item16C. Principal Accountant Fees and Services

The aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Ricoh for the years ended March 31, 2010 and 2011, were:

	(Millions of Yen)
	Year ended March 31,
	2010	2011
Audit Fees	1,678	1,705
Audit-related Fees	109	123
Tax Fees	344	124
All Other Fees	11	9

TOTAL	2,143	1,961

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

Audit Committee Pre-Approval Policies and Procedures

In accordance with Japanese law, the Company’s independent accountants (Kaikei Kansanin) (“Accounting Auditors”) are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company’s Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company’s Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA LLC as the Company’s Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 24, 2011.

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

During fiscal year 2011, none of the services provided to the Company by KPMG AZSA LLC were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item16G. Corporate Governance

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
Zenji Miura
Representative Director, Deputy President and Chief Financial Officer

Date: June 30, 2011

Ricoh Company, Ltd.

Consolidated Financial Statements and Schedule

For the years ended March 31, 2009, 2010 and 2011

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ricoh Company, Ltd.:

We have audited the accompanying consolidated balance sheets of Ricoh Company, Ltd. (a Japanese corporation) and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. We also have audited Ricoh Company, Ltd.’s internal control over financial reporting as of March 31, 2011, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. Ricoh Company, Ltd.’s management is responsible for these consolidated financial statements, the financial statement schedule, and for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on Ricoh Company, Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, Ricoh Company, Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

The accompanying consolidated financial statements as of and for the year ended March 31, 2011 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 30, 2011

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Balance Sheets

March 31, 2010 and 2011

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
ASSETS
Current assets:
Cash and cash equivalents	¥242,165	¥179,169	$2,158,663
Time deposits	1,723	2,010	24,217
Trade receivables:
Notes	45,277	46,355	558,494
Accounts	443,089	419,351	5,052,422
Less - Allowance for doubtful receivables	(16,896)	(16,560)	(199,518)
Current maturities of long-term finance receivables, net	196,144	208,671	2,514,108
Inventories:
Finished goods	95,436	85,800	1,033,735
Work in process and raw materials	73,815	85,233	1,026,903
Deferred income taxes and other	63,859	63,990	770,964

Total current assets	1,144,612	1,074,019	12,939,988

Property, plant and equipment, at cost:
Land	44,998	44,444	535,470
Buildings	246,469	262,523	3,162,928
Machinery and equipment	656,962	737,270	8,882,771
Construction in progress	27,682	5,230	63,012

Total	976,111	1,049,467	12,644,181
Less - accumulated depreciation and amortization	(713,090)	(784,727)	(9,454,542)

Net property, plant and equipment	263,021	264,740	3,189,639

Investments and other assets:
Long-term finance receivables, net	445,896	445,782	5,370,867
Investment securities	49,049	48,909	589,265
Investments in and advances to affiliates	819	213	2,566
Goodwill	246,637	221,063	2,663,410
Other intangible assets	147,886	130,648	1,574,072
Lease deposits and other	86,023	77,022	927,976

Total investments and other assets	976,310	923,637	11,128,156

Total assets	¥2,383,943	¥2,262,396	$27,257,783

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥75,701	¥39,927	$481,048
Current maturities of long-term indebtedness	94,026	111,096	1,338,506
Trade payables:
Notes	12,211	12,216	147,181
Accounts	261,186	238,267	2,870,687
Accrued income taxes	15,263	13,414	161,614
Accrued expenses and other	202,017	199,780	2,406,988

Total current liabilities	660,404	614,700	7,406,024

Long-term liabilities:
Long-term indebtedness	514,718	479,422	5,776,169
Accrued pension and severance costs	140,460	140,975	1,698,494
Deferred income taxes and other	44,487	44,535	536,566

Total long-term liabilities	699,665	664,932	8,011,229

Commitments and contingent liabilities (Note 16)

Equity:
Ricoh Company, Ltd. shareholders’ equity:
Common stock;
Authorized - 1,500,000,000 shares in 2010 and 2011
Issued and outstanding - 744,912,078 shares and 725,591,355 shares in 2010 and 744,912,078 shares and 725,502,668 shares in 2011	135,364	135,364	1,630,891
Additional paid-in capital	186,083	186,083	2,241,964
Retained earnings	820,701	815,970	9,830,964
Accumulated other comprehensive loss	(132,051)	(170,702)	(2,056,651)
Treasury stock at cost; 19,320,723 shares in 2010 and 19,409,410 shares in 2011	(36,756)	(36,838)	(443,831)

Total Ricoh Company, Ltd. shareholders' equity	973,341	929,877	11,203,337

Noncontrolling interests	50,533	52,887	637,193

Total equity	1,023,874	982,764	11,840,530

Total liabilities and equity	¥2,383,943	¥2,262,396	$27,257,783

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Income

For the Years Ended March 31, 2009, 2010 and 2011

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Net sales:
Products	¥1,027,694	¥964,564	¥934,263	$11,256,181
Post sales and rentals	955,490	952,676	903,096	10,880,675
Other revenue	108,512	99,097	104,654	1,260,891

Total	2,091,696	2,016,337	1,942,013	23,397,747

Cost of sales:
Products	710,892	681,986	646,194	7,785,470
Post sales and rentals	440,510	433,781	428,301	5,160,253
Other revenue	85,908	78,227	77,444	933,060

Total	1,237,310	1,193,994	1,151,939	13,878,783

Gross profit	854,386	822,343	790,074	9,518,964
Selling, general and administrative expenses	779,850	756,346	729,878	8,793,711

Operating income	74,536	65,997	60,196	725,253

Other (income) expenses:
Interest and dividend income	(5,227)	(3,472)	(2,986)	(35,976)
Interest expense	5,863	8,144	8,498	102,385
Foreign currency exchange loss, net	15,575	4,756	6,950	83,735
Losses on impairment of securities	26,837	169	1,844	22,217
Other, net	549	(1,124)	490	5,904

Total	43,597	8,473	14,796	178,265

Income before income taxes and equity in earnings of affiliates	30,939	57,524	45,400	546,988
Provision for income taxes:
Current	27,321	27,495	21,665	261,024
Deferred	(5,163)	183	956	11,518

Total	22,158	27,678	22,621	272,542

Equity in earnings (losses) of affiliates	71	6	(22)	(265)
Net income	8,852	29,852	22,757	274,181

Net income attributable to noncontrolling interests	2,322	1,979	3,107	37,434

Net income attributable to Ricoh Company, Ltd.	¥6,530	¥27,873	¥19,650	$236,747

	Yen			U.S. Dollars
	2009	2010	2011	2011
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.:
Basic	¥9.02	¥38.41	¥27.08	$0.33
Diluted	8.75	37.36	26.53	0.32

Cash dividends paid	¥35.00	¥31.50	¥33.00	$0.40

Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.:
Basic	¥45.10	¥192.05	¥135.40	$1.63
Diluted	43.75	186.80	132.65	1.60

Cash dividends paid	¥175.00	¥157.50	¥165.00	$1.99

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended March 31, 2009, 2010 and 2011

	Millions of Yen
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total Ricoh Company, Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥135,364	¥186,448	¥835,238	¥(31,005)	¥(45,849)	¥1,080,196	¥58,283	¥1,138,479

Cumulative effect of a change in accounting principle - adoption of accounting standard for measurement date change for postretirement benefit plans, net of tax	—	—	(643)	(6)	—	(649)	—	(649)

Balance at April 1, 2008, as adjusted	135,364	186,448	834,595	(31,011)	(45,849)	1,079,547	58,283	1,137,830

Loss on disposal of treasury stock		(365)	(80)			(445)		(445)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(25,320)			(25,320)		(25,320)
Comprehensive income (loss):
Consolidated net income			6,530			6,530	2,322	8,852
Net unrealized gains and losses on securities				532		532	(121)	411
Pension liability adjustments				(33,507)		(33,507)	(55)	(33,562)
Net unrealized gains and losses on derivatives				35		35	2	37
Foreign currency translation adjustments				(61,170)		(61,170)	(198)	(61,368)

Total comprehensive income (loss)						(87,580)	1,950	(85,630)

Net changes in treasury stock					9,171	9,171		9,171
Dividends to noncontrolling interests							(683)	(683)
Issuance of treasury stock in exchange for subsidiary’s stock							(10,573)	(10,573)

Balance at March 31, 2009	¥135,364	¥186,083	¥815,725	¥(125,121)	¥(36,678)	¥975,373	¥48,977	¥1,024,350

Loss on disposal of treasury stock			(39)			(39)		(39)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(22,858)			(22,858)		(22,858)
Comprehensive income:
Consolidated net income			27,873			27,873	1,979	29,852
Net unrealized gains and losses on securities				524		524	10	534
Pension liability adjustments				6,966		6,966	65	7,031
Net unrealized gains and losses on derivatives				(784)		(784)	4	(780)
Foreign currency translation adjustments				(13,636)		(13,636)	2	(13,634)

Total comprehensive income						20,943	2,060	23,003

Net changes in treasury stock					(78)	(78)		(78)
Dividends to noncontrolling interests							(504)	(504)

Balance at March 31, 2010	¥135,364	¥186,083	¥820,701	¥(132,051)	¥(36,756)	¥973,341	¥50,533	¥1,023,874

Cumulative effect of a change in accounting principle - adoption of accounting standard for a variable interest entity, net of tax	—	—	(410)	—	—	(410)	(392)	(802)

Balance at April 1, 2010, as adjusted	135,364	186,083	820,291	(132,051)	(36,756)	972,931	50,141	1,023,072

Loss on disposal of treasury stock			(28)			(28)		(28)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(23,943)			(23,943)		(23,943)
Comprehensive income (loss):
Consolidated net income			19,650			19,650	3,107	22,757
Net unrealized gains and losses on securities				94		94	(6)	88
Pension liability adjustments				(179)		(179)	(7)	(186)
Net unrealized gains and losses on derivatives				(11)		(11)	(22)	(33)
Foreign currency translation adjustments				(38,555)		(38,555)	269	(38,286)

Total comprehensive income (loss)						(19,001)	3,341	(15,660)

Net changes in treasury stock					(82)	(82)		(82)
Dividends to noncontrolling interests							(595)	(595)

Balance at March 31, 2011	¥135,364	¥186,083	¥815,970	¥(170,702)	¥(36,838)	¥929,877	¥52,887	¥982,764

	Thousands of U.S. Dollars
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total Ricoh Company, Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	$1,630,891	$2,241,964	$9,887,964	$(1,590,976)	$(442,843)	$11,727,000	$608,831	$12,335,831

Cumulative effect of a change in accounting principle - adoption of accounting standard for a variable interest entity, net of tax	—	—	(4,940)	—	—	(4,940)	(4,723)	(9,663)

Balance at April 1, 2010, as adjusted	1,630,891	2,241,964	9,883,024	(1,590,976)	(442,843)	11,722,060	604,108	12,326,168

Loss on disposal of treasury stock			(337)			(337)		(337)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(288,470)			(288,470)		(288,470)
Comprehensive income (loss):
Consolidated net income			236,747			236,747	37,434	274,181
Net unrealized gains and losses on securities				1,133		1,133	(72)	1,061
Pension liability adjustments				(2,157)		(2,157)	(84)	(2,241)
Net unrealized gains and losses on derivatives				(133)		(133)	(265)	(398)
Foreign currency translation adjustments				(464,518)		(464,518)	3,241	(461,277)

Total comprehensive income (loss)						(228,928)	40,254	(188,674)

Net changes in treasury stock					(988)	(988)		(988)
Dividends to noncontrolling interests							(7,169)	(7,169)

Balance at March 31, 2011	$1,630,891	$2,241,964	$9,830,964	$(2,056,651)	$(443,831)	$11,203,337	$637,193	$11,840,530

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2009, 2010 and 2011

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income	¥8,852	¥29,852	¥22,757	$274,181
Adjustments to reconcile consolidated net income to net cash provided by operating activities
Depreciation and amortization	101,817	98,941	93,400	1,125,301
Equity in earnings of affiliates, net of dividends received	117	(6)	22	265
Deferred income taxes	(5,163)	183	956	11,518
Losses on disposals and sales of property, plant and equipment	1,885	2,586	1,507	18,157
Losses on impairment of securities	26,837	169	1,844	22,217
Pension and severance costs, less payments	2,031	(2,677)	(971)	(11,699)
Changes in assets and liabilities, net of effects from acquisition:
Decrease in trade receivables	37,913	5,475	1,865	22,470
(Increase) decrease in inventories	2,836	19,599	(11,237)	(135,386)
(Increase) decrease in lease receivables	(3,050)	23,397	13,870	167,108
Decrease in trade payables	(97,372)	(10,124)	(14,048)	(169,253)
(Decrease) increase in accrued income taxes and accrued expenses and other	(14,094)	15,589	14,725	177,410
Other, net	24,879	7,719	5,360	64,578

Net cash provided by operating activities	87,488	190,703	130,050	1,566,867

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	454	1,591	1,387	16,711
Expenditures for property, plant and equipment, including interest capitalized	(96,945)	(66,979)	(66,976)	(806,940)
Expenditures for intangible assets	(17,769)	(13,383)	(18,806)	(226,579)
Payments for purchases of available-for-sale securities	(1,781)	(701)	(235)	(2,831)
Proceeds from sales of available-for-sale securities	243	1,027	126	1,518
(Increase) decrease in time deposits	(615)	249	(401)	(4,831)
Purchase of business, net of cash acquired	(157,404)	(4,760)	(1,415)	(17,048)
Other, net	(9,355)	(6,614)	(5,688)	(68,530)

Net cash used in investing activities	(283,172)	(89,570)	(92,008)	(1,108,530)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term indebtedness (excluding debt securities)	237,116	46,965	58,622	706,289
Repayment of long-term indebtedness (excluding debt securities)	(59,500)	(66,564)	(87,147)	(1,049,964)
(Decrease) increase in short-term borrowings, net	110,211	(105,250)	(30,729)	(370,229)
Proceeds from issuance of long-term debt securities	85,000	55,000	79,741	960,735
Repayment of long-term debt securities	(50,539)	(20,000)	(87,975)	(1,059,939)
Dividends paid	(25,320)	(22,858)	(23,943)	(288,470)
Payment for purchase of treasury stock	(644)	(183)	(157)	(1,892)
Other, net	(410)	(488)	(520)	(6,265)

Net cash provided by (used in) financing activities	295,914	(113,378)	(92,108)	(1,109,735)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(12,353)	(4,074)	(8,930)	(107,590)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	87,877	(16,319)	(62,996)	(758,988)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	170,607	258,484	242,165	2,917,651

CASH AND CASH EQUIVALENTS AT END OF YEAR	¥258,484	¥242,165	¥179,169	$2,158,663

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR-
Interest, excluding interest capitalized	¥9,352	¥11,039	¥9,673	$116,542
Income taxes	56,764	9,167	18,861	227,241

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

The accompanying consolidated financial statements for each of the years in the three-year period ended March 31, 2011 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen amounts into U.S. Dollar equivalents as of and for the year ended March 31, 2011 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of ¥83 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2011.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries and variable interest entity (“VIE”) which Ricoh is a primary beneficiary. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities’ operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

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

(h) Securities

Ricoh’s investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

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

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(i) Inventories

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(j) Property, Plant and Equipment

Property, plant and equipment are stated at cost. For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 35% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the years ended March 31, 2009, 2010 and 2011 are summarized below:

	2009	2010	2011
Buildings	10.7%	12.2%	12.5%
Machinery and equipment	44.4	39.5	36.7

The aggregate costs included in property, plant and equipment and related accumulated amortization for certain leased buildings, machinery and equipment accounted as of March 31, 2010 and 2011 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Aggregate cost	¥7,349	¥7,578	$91,301
Accumulated amortization	5,260	6,004	72,337

The related future minimum lease payments and the present values of the net minimum lease payments as of March 31, 2011 are ¥2,371 million ($28,566 thousand) and ¥2,351 million ($28,325 thousand), respectively.

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

(l) Goodwill and Other Intangible Assets

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

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

Ricoh completed its annual impairment assessment of goodwill and indefinite-lived intangible assets for the years ended March 31, 2009, 2010 and 2011 and determined that no impairment charge was necessary.

In addition, management is required to perform an impairment test of goodwill of a reporting unit between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Ricoh considered the potential impact caused by the Great East Japan Earthquake that occurred on March 11, 2011, such as decreased revenue projections and idle facility charges, on the fair values of its reporting units and concluded that no impairment had occurred.

(m) Pension and Retirement Allowances Plans

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

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

Ricoh recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interests and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

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

(q) Impairment or Disposal of Long-Lived Assets

Long-lived assets and acquired intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Ricoh recognized impairment losses of ¥842 million ($10,145 thousand) in total, as a component of cost of sales and selling, general and administrative expenses for the year ended March 31, 2011, mainly consisting of ¥332 million ($4,000 thousand) and ¥374 million ($4,506 thousand).

Toolings, jigs and other assets of digital camera manufacturing facilities were impaired by ¥332 million ($4,000 thousand), as a result of worsening economic circumstances. Ricoh estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of these assets was determined using discounted cash flow method. The impairment losses were included in the results of other segment.

Buildings, building-associated assets and structures which were not expected to use as business assets were impaired by ¥374 million ($4,506 thousand) with the closure of the business office in April 2011. The fair value of these assets was determined based on a quoted market price. The impairment losses were included in the results of Imaging & Solutions segment and Industrial Products segment.

In addition, management considered the potential effects caused by the Great East Japan Earthquake that occurred on March 11, 2011 on the ability to recover the carrying amounts of Ricoh’s long-lived assets and concluded no impairment losses on long-lived assets had occurred for the year ended March 31, 2011.

Ricoh recognized impairment losses of ¥2,353 million in total for the year ended March 31, 2010.

Impairment losses of ¥518 million were recorded, related to toolings, jigs and other assets of digital camera manufacturing facilities, as a result of worsening economic circumstances. Ricoh estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of these assets was determined using discounted cash flow method. The impairment losses were included in the results of other segment.

Ricoh made a decision to vacate one of its office facilities as a part of the redeployment of office around the Tokyo metropolitan area. As a result, Ricoh recognized impairment losses of ¥828 million, related to land, buildings, building-associated assets and structures which were not expected to use as business assets. The fair value of these assets was determined based on a quoted market price. The impairment losses were included in the results of imaging & solutions segment.

Plant and equipment of its meter production equipment business were impaired by ¥511 million, as a result of continued sluggish demand in the measuring equipment manufacturing industry and diminished profitability of this business. Ricoh estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of these assets was determined using discounted cash flow method. The impairment losses were included in the results of Industrial Products segment. Additionally, Ricoh also recognized impairment losses of ¥496 million, related to other immaterial business for the year ended March 31, 2010. These assets were comprised in Other segment.

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

(s) Non-cash Investing and Financing Transactions

Non-cash investing and financing transactions are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Debt assumed in connection with business acquisition	¥81,737	¥3,941	—	—
Issuance of treasury stock in exchange for subsidiary’s stock	¥9,138	—	—	—
Debt assumed in connection with adoption of new accounting standard for VIE	—	—	¥20,229	$243,723

(t) Use of Estimates

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

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

(u) Recently Adopted New Accounting Standards

In December 2009, the FASB issued Accounting Standard Update (“ASU”) 2009-16. This ASU eliminates the concept of a qualifying special-purpose entity, establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, removes the guaranteed mortgage securitization recharacterization provisions and requires additional disclosures. It is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods, and was adopted by Ricoh in the first quarter beginning April 1, 2010.

In December 2009, the FASB issued ASU 2009-17. This ASU requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods and earlier application is prohibited. It was adopted by Ricoh in the first quarter beginning April 1, 2010.

Regarding an effect on Ricoh’s consolidated financial position or results of operations by adoption of ASU 2009-16 and ASU 2009-17, refer to Note 4.

In July 2010, the FASB issued ASU 2010-20. This ASU is intended to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, it requires to disclose mainly allowance for credit losses, credit quality indicators and the aging of past due information of financing receivables by portfolio segment or class. It is effective for fiscal years ending on or after December 15, 2010, and was adopted by Ricoh in the fiscal year ended March 31, 2011. The only impact from this guidance was to require Ricoh to expand disclosures regarding financing receivables and allowance for doubtful receivables. Refer to Note 19.

(v) Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform with the current year’s presentation.

3. ACQUISITION

In October 2008, Ricoh acquired IKON through the Company's wholly owned U.S. distribution subsidiary, Ricoh Americas Corporation (“RAC”) for total cash consideration of ¥170,310 million, including transaction costs. This acquisition was financed with bank loans. IKON supplies and services a wide range of office equipment, such as MFPs, fax machines and printers, in the North America and the Western European markets. With this acquisition, Ricoh aims to strengthen and broaden its business opportunities and infrastructure in the North America and Europe by capitalizing on IKON’s broad sales and service network and gaining access to IKON’s customer relationships, which includes large private corporations as well as government and public sector entities/organizations.

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

In connection with the acquisition of IKON, Ricoh recorded certain liabilities in accordance with the guidance issued by FASB on recognition of liabilities in connection with a business combination. These liabilities included those for workforce reductions and facilities integration, intended to align the company’s capacity and infrastructure, and promote synergies within the business to provide more effective services to customers. The liabilities included mainly accrual for severance of ¥2,029 million, and property exit cost ¥1,008 million associated with the acquisition of IKON.

During the year ended March 31, 2010, the purchase price allocation of IKON was completed and Ricoh recorded adjustments of approximately ¥2,475 million in goodwill as a result of fair value adjustments for the prior year acquisition of IKON, which relates primarily to inventories, net deferred tax assets and long term liabilities. The following table reflects the finalized purchase price allocation of IKON:

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

Supplemental unaudited pro forma information, as if the IKON acquisition were consummated at the beginning of the year ended March 31, 2009, is as follows:

Millions of yen
2009
Net sales	¥2,301,087
Net income attributable to Ricoh Company, Ltd.	3,326

Yen
2009
Net income attributable to Ricoh Company, Ltd. per share:
Basic	¥4.59
Diluted	4.44

The supplemental unaudited pro forma information is based on estimates and assumptions, which Ricoh believes are reasonable; it is not necessarily indicative of the consolidated financial position or results for future periods or the results that actually would have been realized had IKON been a combined company as of the beginning of the period presented. The unaudited pro forma results include amortization charges for acquired intangible assets, eliminations of intercompany transactions, adjustments to interest expenses and related tax effects.

Ricoh acquired other immaterial entities during the year ended March 31, 2009, 2010 and 2011 for cash consideration of ¥4,777 million, ¥4,760 million and ¥1,415 million ($17,048 thousand), net of cash acquired, respectively.

4. FINANCE RECEIVABLES

Finance receivables as of March 31, 2010 and 2011 are comprised primarily of lease receivables and installment loans.

Ricoh’s products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary, and to overseas customers primarily through certain overseas subsidiaries. Most of these leases are accounted for as sales-type leases. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh’s lease receivables as of March 31, 2010 and 2011 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Future minimum lease payments to be received	¥617,883	¥624,316	$7,521,880
Estimated non-guaranteed residual values	10,967	8,750	105,421
Unearned income	(43,609)	(40,720)	(490,602)
Allowance for doubtful receivables	(10,706)	(10,527)	(126,831)

Lease receivables, net	574,535	581,819	7,009,868
Less - Current portion of lease receivable, net	(191,884)	(202,934)	(2,444,988)

Amounts due after one year, net	¥382,651	¥378,885	$4,564,880

As of March 31, 2011, the future minimum lease payments to be received due in each of the next five years and thereafter are as follows:

Years ending March 31	Millions of Yen
2012	¥226,264
2013	172,406
2014	120,452
2015	72,084
2016	27,593
2017 and thereafter	5,517

Total	¥624,316

The Company’s subsidiary, Ricoh Leasing Company, Ltd., has also extended certain types of loans as part of its business activity, which are primarily residential housing loans in Japan secured by the underlying real estate properties. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2010 and 2011 was ¥67,505 million and ¥72,634million ($875,108 thousand), respectively. The current portion of loans receivable was ¥4,260 million and ¥5,737 million ($69,121 thousand), respectively, as of March 31, 2010 and 2011, and was included in current maturities of long-term finance receivables, net in the accompanying consolidated balance sheets. Loan activities for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
New loans	¥15,324	¥15,392	¥15,465	$186,325
Repayment of outstanding loans	9,670	8,586	9,777	117,795

Ricoh Leasing Company, Ltd. made: (1) transferring its lease receivables to a trust that had satisfied the conditions of qualifying special-purpose entity (“QSPE”) and received the beneficial interests in the trust originated from the transferred assets; and subsequently, (2) transferring the non-subordinated beneficial interests to and receiving cash as consideration from SPE that are different from the trust mentioned above, as a part of revolving securitization programs.

Since QSPE had been excluded from the scope of consolidation until the year ended March 31, 2010, the retained subordinated beneficial interests were recorded on the consolidated balance sheet at a fair value as of the transferring date of these receivables. The retained subordinated interests were considered as variable interests, since the subordinated interests had the obligation to absorb the expected loss of the trust. Ricoh determined the fair value of the retained interests by discounting the future cash flows. Those cash flows were estimated based on credit losses and other information as available and were discounted at a rate which Ricoh believes is commensurate with the risk free rate plus a risk premium. Ricoh expected certain unrecoverable amount for lease receivables and reflected such unrecoverable amount in measuring fair value of retained interest. As Ricoh’s retained interests are subordinate to the investors’ interests, their value is subject to credit, prepayment and interest rate risk on the sold financial assets.

Key economic assumptions used in measuring the fair value of retained interests related to securitization transactions completed for the year ended March 31, 2010 are as follows:

2010
Expected credit losses	1.84% – 1.86%
Discount rate	2.00% – 3.00%
Annual prepayment rate	3.39% – 9.94%
Weighted average residual period (in years)	4.99

The new consolidation provisions, which came into effect on April 1, 2010, eliminated the concept of QSPE. In accordance with the new consolidation provisions, Ricoh performed a qualitative analysis to determine the primary beneficiary of a Variable Interest Entity (“VIE”). The primary beneficiary of a VIE has both the : (1) power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Ricoh Leasing Company, Ltd. was considered as the primary beneficiary since Ricoh Leasing Company, Ltd. acted as a special servicer for lease receivables transferred to the trust and therefore, deemed to meet the criteria (1) and (2) above.

As a result of the above consideration, for the year beginning on April 1, 2010, Ricoh consolidated the trust, which had been unconsolidated prior to March 31, 2010, at the carrying amounts of the trust's assets and liabilities as of April 1, 2010, eliminating the retained subordinated beneficial interests on the consolidated balance sheet.

The impacts of consolidation of trust are considered immaterial to Ricoh’s results of operation. The main effects on Ricoh’s consolidated financial position are as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2011	2011
Current maturities of long-term finance receivables, net	¥8,460	$101,928
Long-term finance receivables, net	15,849	190,952
Current maturities of long-term indebtedness-	7,044	84,868
Secured loans caused by lease transactions	3,107	37,434
Long-term indebtedness-	13,197	159,000
Secured loans caused by lease transactions	5,820	70,120

For the difference between the net amount added to the balance sheet and the amount of previously recognized interest in the newly consolidated VIE, Ricoh recognized a cumulative effect adjustment of ¥410 million ($4,940 thousand) to retained earnings and ¥392 million ($4,723 thousand) to noncontrolling interests as of April 1, 2010. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

Since Ricoh Leasing Company, Ltd. retained subordinated beneficial interests and such interests did not meet the definition of participating interest, the transferring of the non-subordinated beneficial interests was recorded as secured loans. Lease receivables are only to be used to settle obligation of the trust’s liabilities or SPE's liabilities in substantially.

The following table summarizes certain cash flows received from and paid to the SPE for all securitization activities of which lease receivables had been derecognized, for the years ended March 31, 2009 and 2010:

	Millions of Yen
	2009	2010
Servicing fees received	¥13	¥11
Repurchases of delinquent or ineligible assets	2,037	1,606
Transferred lease receivables, net of retained interest	9,143	8,811
Repurchases of terminated securitization of assets	10,000	—
Payments by terminating revolving securitization of assets	3,608	1,141

Amounts of all receivables managed and securitized, delinquencies receivables as of March 31, 2010 and amounts of net credit losses for the year then ended, are as follows. The amounts as of March 31, 2011 are omitted because there were no lease receivables derecognized:

	Millions of Yen
	2010
	Total principal amount of receivables	Principal amount of receivables 4 months or more past due	Net credit losses
Principal amount outstanding	¥610,870	¥5,419	¥4,991
Less - Receivables securitized	(25,629)

Receivables held in portfolio	¥585,241

Apart from the transactions mentioned above, Ricoh’s foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Current maturities of long-term finance receivables, net	¥—	¥—	¥1,686	$20,313
Long-term finance receivables, net	—	—	6,827	82,253
Current maturities of long-term indebtedness	—	—	1,686	20,313
Long-term indebtedness	—	—	6,827	82,253

5. INVESTMENT SECURITIES

Securities as of March 31, 2010 and 2011 consist of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Non-current:
Available-for-sale securities	¥46,624	¥46,938	$565,518
Non-marketable equity securities	2,425	1,971	23,747

	¥49,049	¥48,909	$589,265

The respective cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities as of March 31, 2010 and 2011 are as follows:

	Millions of Yen								Thousands of U.S. Dollars
	2010				2011				2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Non-current:
Equity securities	¥40,552	¥5,300	¥1,093	¥44,759	¥40,765	¥4,655	¥327	¥45,093	$491,145	$56,084	$3,940	$543,289
Corporate debt securities	1,778	87	—	1,865	1,802	43	—	1,845	21,711	518	—	22,229

	¥42,330	¥5,387	¥1,093	¥46,624	¥42,567	¥4,698	¥327	¥46,938	$512,856	$56,602	$3,940	$565,518

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2011 and 2010 are as follows:

	Millions of Yen
	March 31, 2011
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Non-current
Available-for-sale:
Equity securities	¥1,341	¥261	¥238	¥66	¥1,579	¥327

	Thousands of U.S. Dollars
	March 31, 2011
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Non-current
Available-for-sale:
Equity securities	$16,157	$3,145	$2,867	$795	$19,024	$3,940

	Millions of Yen
	March 31, 2010
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥26,871	¥836	¥985	¥257	¥27,856	¥1,093

Gross unrealized holding losses of available-for-sale securities as of March 31, 2011 consist of 39 kinds of securities. Ricoh judged the decline in fair value of investment securities at yearend to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors. Ricoh judged the degree of decline in fair value of investment securities against the fair value to be immaterial.

The contractual maturities of debt securities classified as available-for-sale as of March 31, 2011, regardless of their balance sheet classification, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Cost	Fair value	Cost	Fair value
Due after one year through five years	¥517	¥519	$6,229	$6,253
Over five years	1,285	1,326	15,482	15,976

	¥1,802	¥1,845	$21,711	$22,229

Proceeds from the sales of available-for-sale securities were ¥243 million, ¥1,027 million and ¥126 million ($1,518 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

There were no significant realized gains and losses from the sales of available-for-sale securities for the years ended March 31, 2009, 2010 and 2011.

The losses on impairment of available-for-sale securities were ¥1,844 million ($22,217 thousand) for the year ended March 31, 2011. The number of impaired available-for-sale securities was 14 for the year ended March 31, 2011. The cause of the impairment was the decline of the stock markets. Ricoh regarded these losses as other-than-temporary impairments because it did not believe that the quoted market price of such securities would recover to its cost basis within the near term, as of March 31, 2011.

There were no significant losses on impairment of available-for-sale securities for the year ended March 31, 2010.

The losses on impairment of available-for-sale securities were ¥26,543 million for the year ended March 31, 2009. The number of impaired available-for-sale securities was 23 for the year ended March 31, 2009. The cause of the impairment was the decline of the stock markets. Ricoh regarded these losses as other-than-temporary impairments because it did not believe that the quoted market price of such securities would recover to its cost basis within the near term, as of March 31, 2009.

As for net unrealized gains and losses on securities in accumulated other comprehensive income (loss) and related reclassification adjustments for gains and losses realized in net income for the years ended March 31, 2009, 2010 and 2011, refer to Note 13.

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Ricoh’s equity in the underlying net book values of the companies is approximately equal to their individual carrying values of ¥819 million and ¥213 million ($2,566 thousand) at March 31, 2010 and 2011, respectively.

Summarized financial information for all affiliates for the year ended March 31, 2009 is as follows:

Millions of Yen
Operations	2009
Sales	¥4,617
Costs and expenses	4,785

Net loss attributable to controlling interests	¥(168)

Summarized financial information for all affiliates as of March 31, 2010 and 2011 and for the years ended March 31, 2010 and 2011 is omitted because these investees are insignificant to Ricoh’s consolidated financial position or results of operations.

The significant transactions of Ricoh with these affiliates for the year ended March 31, 2009 are summarized as follows:

Millions of Yen
2009
Transactions:
Sales	¥6,677
Purchases	1,773
Dividend income	188

Transactions of Ricoh with these affiliates for the years ended March 31, 2010 and 2011, and the related account balances at March 31, 2010 and 2011 are omitted because there were no significant transactions or balances with these affiliates.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The information for intangible assets subject to amortization and for intangible assets not subject to amortization as of March 31, 2010 and 2011 is as follows:

	Millions of Yen
	2010			2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥141,046	¥(83,622)	¥57,424	¥147,204	¥(88,502)	¥58,702
Trademarks and customer relationships	106,776	(38,644)	68,132	86,074	(33,225)	52,849
Other	33,250	(11,740)	21,510	36,011	(17,731)	18,280

Total	281,072	(134,006)	147,066	269,289	(139,458)	129,831

Other intangible assets not subject to amortization			820			817

Total other intangible assets			¥147,886			¥130,648

	Thousands of U.S. Dollars
	2011
	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	$1,773,542	$(1,066,289)	$707,253
Trademarks and customer relationships	1,037,036	(400,301)	636,735
Other	433,868	(213,627)	220,241

Total	3,244,446	(1,680,217)	1,564,229

Other intangible assets not subject to amortization			9,843

Total other intangible assets			$1,574,072

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2009, 2010 and 2011 was ¥26,931 million, ¥28,612 million and ¥26,161 million ($315,193 thousand), respectively. The future amortization expense for each of the next five years relating to existing intangible assets is estimated to be the followings at March 31, 2011:

Years ending March 31	Millions of Yen
2012	¥27,692
2013	21,729
2014	17,358
2015	14,789
2016	11,835

The changes in the carrying amounts of goodwill for the years ended March 31, 2010 and 2011, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Balance at beginning of year	¥250,330	¥246,637	$2,971,530
Goodwill acquired during the year	6,579	546	6,578
Foreign exchange impact and other	(10,272)	(26,120)	(314,698)

Balance at end of year	¥246,637	¥221,063	$2,663,410

As of March 31, 2010 and 2011, all of the carrying amounts of goodwill were allocated to the Imaging & Solutions segment.

8. INCOME TAXES

Income (loss) before income taxes and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Income (loss) before income taxes and equity in earnings of affiliates
Domestic	¥31,861	¥58,564	¥(11,860)	$(142,892)
Foreign	(922)	(1,040)	57,260	689,880

	¥30,939	¥57,524	¥45,400	$546,988

Provision for income taxes:
Current:
Domestic	¥20,077	¥26,897	¥(2,821)	$(33,988)
Foreign	7,244	598	24,486	295,012

	27,321	27,495	21,665	261,024

Deferred:
Domestic	(4,473)	(3,505)	639	7,699
Foreign	(690)	3,688	317	3,819

	(5,163)	183	956	11,518

Consolidated provision for income taxes	¥22,158	¥27,678	¥22,621	$272,542

Total income taxes are allocated as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Provision for income taxes relating to continuing operations	¥22,158	¥27,678	¥22,621	$272,542
Equity:
Foreign currency translation adjustments	(19)	(2)	(20)	(241)
Net unrealized gains and losses on securities	366	361	65	783
Net unrealized gains and losses on derivatives	(4)	(547)	(8)	(96)
Pension liability adjustments	(22,879)	4,761	(107)	(1,289)

	¥(378)	¥32,251	¥22,551	$271,699

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible enterprise tax approximately 8%, which in the aggregate resulted in the normal statutory tax rate of approximately 41%. The normal statutory tax rate differs from the effective tax rate for the years ended March 31, 2009, 2010 and 2011 as a result of the following:

	2009	2010	2011
Normal statutory tax rate	41%	41%	41%
Nondeductible expenses and tax-exempt income	1	2	4
Recognition of valuation allowance	45	16	25
Reversal of valuation allowance	(8)	(5)	(3)
Tax credit for increased research and development expense	(3)	(8)	(2)
Unrecognized tax benefits	13	(1)	0
Taxes on undistributed earnings of overseas subsidiaries	(8)	3	0
Prior period tax accrual adjustment	(5)	(2)	0
Difference in statutory tax rates of foreign subsidiaries	(7)	(3)	(13)
Other, net	3	5	(2)

Effective tax rate	72%	48%	50%

Nondeductible expenses include directors’ bonuses and entertainment expenses.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred tax assets and liabilities as of March 31, 2010 and 2011 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Deferred tax assets:
Accrued expenses	¥24,380	¥22,176	$267,181
Property, plant and equipment	5,657	4,560	54,940
Accrued pension and severance costs	55,051	56,130	676,265
Net operating loss carryforwards	26,110	35,718	430,337
Other	23,456	21,856	263,325

Total gross deferred tax assets	134,654	140,440	1,692,048
Less - Valuation allowance	(28,982)	(36,249)	(436,735)

Total deferred tax assets	105,672	104,191	1,255,313

Deferred tax liabilities:
Sales-type leases	(3,758)	(2,482)	(29,904)
Undistributed earnings of foreign subsidiaries and affiliates, etc.	(12,086)	(12,011)	(144,711)
Net unrealized gains and losses on securities	(1,957)	(1,993)	(24,012)
Basis difference of acquired intangible assets	(23,470)	(19,889)	(239,626)
Other	(2,992)	(6,422)	(77,373)

Total deferred tax liabilities	(44,083)	(42,797)	(515,626)

Net deferred tax assets	¥61,589	¥61,394	$739,687

Net deferred tax assets as of March 31, 2010 and 2011 are included in the consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Deferred income taxes and other (Current assets)	¥41,684	¥47,973	$577,988
Lease deposits and other (Investments and other assets)	40,233	35,653	429,554
Accrued expenses and other (Current liabilities)	(1,098)	(3,182)	(38,337)
Deferred income taxes and other (Long-term liabilities)	(19,230)	(19,050)	(229,518)

	¥61,589	¥61,394	$739,687

The net changes in the total valuation allowance for the years ended March 31, 2009, 2010 and 2011 were increases of ¥13,511 million, ¥4,810 million and ¥7,267 million ($87,554 thousand), respectively. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

In assessing the realizability of deferred tax assets, Ricoh considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and whether loss carryforwards are utilizable. Ricoh considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, Ricoh believes it is more likely than not that the deferred tax assets of these deductible differences, net of the existing valuation allowance will be realized. The amount of the deferred tax asset considered realizable, however, would be reduced if estimates of future taxable income during the carryforward period are reduced.

As of March 31, 2011, the Company and certain subsidiaries had net operating losses carried forward for income tax purposes of approximately ¥157,772 million ($1,900,867 thousand) which were available to reduce future taxable income, if any. Approximately ¥5,836 million ($70,313 thousand) of the operating losses will expire within 3 years, ¥38,195 million ($460,181 thousand) will expire within 4 years to 7 years and ¥90,261 million ($1,087,482 thousand) will expire over 7 years. The remainder have indefinite carryforward period.

Ricoh has not recognized a deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of ¥348,551 million ($4,199,410 thousand) as of March 31, 2011 because Ricoh considers these earnings to be indefinitely reinvested. The calculation of the related unrecognized deferred tax liability is not practicable.

Reconciliations of the beginning and ending amount of unrecognized tax benefits are as follows:

	Millions of Yen			Thousands of U.S. dollars
	2009	2010	2011	2011
Beginning balance	¥5,623	¥11,816	¥12,050	$145,180
Additions due to acquisition	1,917	—	—	—
Additions for tax positions of current year	4,350	473	12	145
Additions for tax positions of prior years	1,538	1,573	148	1,783
Reductions for tax positions of prior years	(546)	(519)	(313)	(3,771)
Settlements	(721)	(628)	(243)	(2,928)
Effect of exchange rate changes	(345)	(665)	(1,201)	(14,469)

Ending balance	¥11,816	¥12,050	¥10,453	$125,940

Total amount of unrecognized tax benefits as of March 31, 2010 and 2011 that would reduce the effective tax rate, if recognized, are ¥10,624 and ¥9,114 million ($109,807 thousand), respectively.

Although Ricoh believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which Ricoh is aware as of March 31, 2011, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income. Both interest and penalties accrued as of March 31, 2010 and 2011 and interest and penalties included in provision for income taxes for the years ended March 31, 2009, 2010 and 2011 are not material.

Ricoh files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Ricoh is no longer subject to regular income tax examinations by the tax authority for fiscal years before 2009. While there has been no specific indication by the tax authority that Ricoh will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for fiscal years after 2005. In other major foreign tax jurisdictions, including the United States and United Kingdom, Ricoh is no longer subject to income tax examinations by tax authorities for fiscal years before 2006 with few exceptions.

9. SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2010 and 2011 consist of the followings:

	Weighted average interest rate		Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2010	2011	2011
Borrowings, principally from banks	0.7%	0.8%	¥23,441	¥24,960	$300,723
Commercial paper	0.2	0.3	52,260	14,967	180,325

			¥75,701	¥39,927	$481,048

These short-term borrowings included borrowings, principally from banks and commercial paper denominated in foreign currencies amounting to ¥42,163 million and ¥38,947 million ($469,241 thousand) as of March 31, 2010 and 2011, respectively.

The Company and certain subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institutions hold the issuing programs of commercial paper and medium-term notes. Ricoh had aggregate lines of credit of ¥694,012 million and ¥685,068 million ($8,253,831 thousand) as of March 31, 2010 and 2011, respectively. Unused lines of credit amounted to ¥606,150 million and ¥637,417 million ($7,679,723 thousand) as of March 31, 2010 and 2011, respectively, of which ¥225,652 million and ¥259,978 million ($3,132,265 thousand) related to commercial paper and ¥93,040 million and ¥83,150 million ($1,001,807 thousand) related to medium-term notes programs at prevailing interest rates and the unused portion is available for immediate borrowings.

10. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2010 and 2011 consists of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Bonds:
1.10%, straight bonds, payable in yen, due March 2012	¥20,000	¥20,000	$240,964
1.39%, straight bonds, payable in yen, due March 2014	50,000	50,000	602,409
2.08%, straight bonds, payable in yen, due March 2019	15,000	15,000	180,723
0.57%, straight bonds, payable in yen, due June 2015	—	40,000	481,927
0.88%, straight bonds, payable in yen, due June 2017	—	20,000	240,964
1.30%, straight bonds, payable in yen, due December 2010 issued by a consolidated subsidiary	9,999	—	—
6.75%, straight bonds, payable in yen, due December 2025 issued by a consolidated subsidiary	23,863	2,677	32,253
7.30%, straight bonds, payable in yen, due November 2027 issued by a consolidated subsidiary	8,593	1,941	23,386
1.47%, straight bonds, payable in yen, due April 2014 issued by a consolidated subsidiary	35,000	35,000	421,687
0.61%, straight bonds, payable in yen, due January 2014 issued by a consolidated subsidiary	20,000	20,000	240,964
0.61%, straight bonds, payable in yen, due May 2015 issued by a consolidated subsidiary	—	20,000	240,964
Euro Yen Zero Coupon Convertible Bonds, due December 2011	55,092	2,221	26,759

Total bonds	237,547	226,839	2,733,000

Unsecured loans-
Banks and insurance companies, 1.11% weighted average, due through 2017	360,940	331,941	3,999,289

Secured loans-
Banks, insurance companies and other financial institution, 0.01% weighted average, due through 2014	7,252	633	7,627

Long-term indebtedness caused by lease transactions (see Note 4)	—	28,754	346,434

Capital lease obligations (see Note 2(j))	2,965	2,351	28,325

Total	608,704	590,518	7,114,675
Fair value adjustment (see Note 15)	40	—	—
Less - Current maturities included in current liabilities	(94,026)	(111,096)	(1,338,506)

	¥514,718	¥479,422	$5,776,169

Secured loans are collateralized by land, buildings and lease receivables with book values of ¥13,703 million ($165,096 thousand) and ¥720 million ($8,675 thousand) as of March 31, 2010 and 2011.

All bonds outstanding as of March 31, 2011 are redeemable at the option of Ricoh under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh was in compliance with such covenants as of March 31, 2011.

The Company issued Euro Yen Zero Coupon Convertible Bonds of ¥55,275 million in December 2006. Bondholders are able to convert their holdings into common stock under certain circumstances. As of March 31, 2011, the conversion price was ¥2,800 per share and 793 thousand shares would have been issued on conversion of all convertible bonds. The conversion price shall be adjusted for certain events such as a stock split, consolidation of stock or issuance of stock at less than the current market price of the shares. The bonds were redeemed partially before maturity in December 2010, because the holders of the bonds have exercised the put option granted.

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

The aggregate annual maturities of long-term indebtedness outstanding at March 31, 2011 are as follows:

Years ending March 31	Millions of Yen
2012	¥111,096
2013	67,979
2014	177,970
2015	100,306
2016	80,142
2017 and thereafter	53,025

Total	¥590,518

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

The changes in the benefit obligations and plan assets of the pension plans for the years ended March 31, 2010 and 2011 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2010	2011	2011
Change in benefit obligations:
Benefit obligations at beginning of year	¥279,477	¥274,880	$3,311,807
Service cost	11,255	10,819	130,349
Interest cost	5,249	5,705	68,735
Actuarial (gain) loss	(5,760)	1,549	18,663
Benefits paid	(15,341)	(17,263)	(207,988)

Benefit obligations at end of year	274,880	275,690	3,321,566

Change in plan assets:
Fair value of plan assets at beginning of year	146,990	162,307	1,955,506
Actual return on plan assets	14,761	(1,922)	(23,157)
Employer contribution	8,866	8,877	106,952
Partial withdrawal of plan assets	(350)	(240)	(2,892)
Benefits paid	(7,960)	(9,191)	(110,734)

Fair value of plan assets at end of year	162,307	159,831	1,925,675

Funded status	¥(112,573)	¥(115,859)	$(1,395,891)

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2010	2011	2011
Change in benefit obligations:
Benefit obligations at beginning of year	¥143,344	¥171,230	$2,063,012
Service cost	2,461	1,821	21,940
Interest cost	9,491	9,014	108,602
Plan participants’ contributions	590	516	6,217
Actuarial loss	29,423	5,571	67,120
Prior service cost (credit)	(1,376)	702	8,458
Settlement	(1,821)	(984)	(11,855)
Benefits paid	(6,732)	(6,292)	(75,807)
Foreign exchange impact	(5,700)	(14,486)	(174,530)
Benefit obligations assumed in connection with business acquisition	1,550	—	—

Benefit obligations at end of year	¥171,230	¥167,092	$2,013,157

Change in plan assets:
Fair value of plan assets at beginning of year	¥122,559	¥143,259	$1,726,012
Actual return on plan assets	26,895	8,671	104,470
Employer contribution	5,697	5,565	67,048
Plan participants’ contributions	590	516	6,217
Settlement	(617)	(84)	(1,012)
Benefits paid	(6,732)	(6,292)	(75,807)
Foreign exchange impact	(5,133)	(9,593)	(115,579)

Fair value of plan assets at end of year	¥143,259	¥142,042	$1,711,349

Funded status	¥(27,971)	¥(25,050)	$(301,808)

Net amounts recognized in the consolidated balance sheets as of March 31, 2010 and 2011 consist of:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2010	2011	2011
Lease deposits and other	¥4,006	¥3,693	$44,494
Accrued expenses and other	(6,617)	(6,812)	(82,072)
Accrued pension and severance costs	(109,962)	(112,740)	(1,358,313)

Net amount recognized	¥(112,573)	¥(115,859)	$(1,395,891)

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2010	2011	2011
Lease deposits and other	¥1,756	¥3,465	$41,747
Accrued expenses and other	(222)	(280)	(3,374)
Accrued pension and severance costs	(29,505)	(28,235)	(340,181)

Net amount recognized	¥(27,971)	¥(25,050)	$(301,808)

Net amounts recognized in accumulated other comprehensive loss as of March 31, 2010 and 2011 consist of:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2010	2011	2011
Net actuarial loss	¥93,161	¥91,275	$1,099,699
Prior service credit	(37,443)	(33,634)	(405,229)

Net amount recognized	¥55,718	¥57,641	$694,470

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2010	2011	2011
Net actuarial loss	¥21,185	¥20,902	$251,831
Prior service credit	(1,698)	(1,220)	(14,698)

Net amount recognized	¥19,487	¥19,682	$237,133

The accumulated benefit obligations are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2010	2011	2011
Accumulated benefit obligations	¥274,259	¥270,800	$3,262,651

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2010	2011	2011
Accumulated benefit obligations	¥166,918	¥162,869	$1,962,277

Weighted-average assumptions used to determine benefit obligations as of March 31, 2010 and 2011 are as follows:

	Domestic plans		Foreign plans
	2010	2011	2010	2011
Discount rate	2.1%	2.0%	6.2%	5.6%
Rate of compensation increase	6.5%	3.3%	3.5%	2.0%

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Domestic plans			Foreign plans
	2009	2010	2011	2009	2010	2011
Discount rate	2.2%	1.9%	2.1%	5.7%	6.9%	6.2%
Rate of compensation increase	6.5%	6.5%	6.5%	3.8%	3.9%	3.5%
Expected long-term return on plan assets	1.4%	0.4%	0.3%	6.0%	6.5%	5.7%

The net periodic pension cost of the pension plans for the years ended March 31, 2009, 2010 and 2011 consist of the following components:

	Millions of Yen			Thousands of U.S. Dollars
Domestic plans	2009	2010	2011	2011
Service cost	¥10,796	¥11,255	¥10,819	$130,349
Interest cost	5,704	5,249	5,705	68,735
Expected return on plan assets	(2,565)	(525)	(531)	(6,398)
Net amortization	1,026	3,447	1,860	22,410
Settlement benefit	(124)	—	—	—

Total net periodic pension cost	¥14,837	¥19,426	¥17,853	$215,096

	Millions of Yen			Thousands of U.S. Dollars
Foreign plans	2009	2010	2011	2011
Service cost	¥3,904	¥2,461	¥1,821	$21,940
Interest cost	7,723	9,491	9,014	108,603
Expected return on plan assets	(7,593)	(7,972)	(8,236)	(99,229)
Net amortization	(11)	450	935	11,265
Settlement benefit	37	(230)	(182)	(2,193)

Total net periodic pension cost	¥4,060	¥4,200	¥3,352	$40,386

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2010	2011	2011
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥274,880	¥275,690	$3,321,566
Fair value of plan assets	162,307	159,831	1,925,675
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥274,259	¥270,800	$3,262,651
Fair value of plan assets	162,307	159,831	1,925,675

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2010	2011	2011
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥168,533	¥161,384	$1,944,386
Fair value of plan assets	140,167	136,683	1,646,783
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥161,789	¥157,661	$1,899,530
Fair value of plan assets	137,619	136,378	1,643,108

The three levels of input used to measure fair value are more fully described in Note 18. The fair values of Ricoh’s benefit plan assets as of March 31, 2010 and 2011, by asset class, are as follows:

	Millions of Yen
	March 31, 2010
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥28,538	¥—	¥—	¥28,538
Pooled funds(e)	—	44,271	—	44,271
Debt securities:
Domestic bonds	5,588	—	—	5,588
Pooled funds(f)	—	30,028	—	30,028
Life insurance company general accounts	—	40,664	—	40,664
Other assets	35	13,183	—	13,218

Total assets	¥34,161	¥128,146	¥—	¥162,307

	Millions of Yen
	March 31, 2011
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥25,893	¥—	¥—	¥25,893
Pooled funds(a)	—	35,215	—	35,215
Debt securities:
Domestic bonds	5,200	—	—	5,200
Foreign bonds	509	—	—	509
Pooled funds(b)	—	30,971	—	30,971
Life insurance company general accounts	—	41,633	—	41,633
Other assets	39	20,371	—	20,410

Total assets	¥31,641	¥128,190	¥—	¥159,831

	Thousands of Dollars
	March 31, 2011
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	$311,964	$—	$—	$311,964
Pooled funds(a)	—	424,277	—	424,277
Debt securities:
Domestic bonds	62,651	—	—	62,651
Foreign bonds	6,132	—	—	6,132
Pooled funds(b)	—	373,145	—	373,145
Life insurance company general accounts	—	501,602	—	501,602
Other assets	470	245,434	—	245,904

Total assets	$381,217	$1,544,458	$—	$1,925,675

	Millions of Yen
	March 31, 2010
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥165	¥—	¥—	¥165
Foreign companies	15,230	—	—	15,230
Pooled funds(g)	7,099	15,808	2,497	25,404
Debt securities:
Domestic bonds	1,007	—	—	1,007
Foreign bonds	27,837	—	—	27,837
Pooled funds(h)	32,927	12,311	6,554	51,792
Life insurance company general accounts	—	19,812	—	19,812
Other assets	1,088	675	249	2,012

Total assets	¥85,353	¥48,606	¥9,300	¥143,259

	Millions of Yen
	March 31, 2011
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥158	¥—	¥—	¥158
Foreign companies	16,992	—	—	16,992
Pooled funds(c)	7,131	13,790	2,445	23,366
Debt securities:
Domestic bonds	1,084	—	—	1,084
Foreign bonds	32,047	—	—	32,047
Pooled funds(d)	23,922	14,454	6,346	44,722
Life insurance company general accounts	—	18,523	—	18,523
Other assets	2,222	753	2,175	5,150

Total assets	¥83,556	¥47,520	¥10,966	¥142,042

	Thousands of Dollars
	March 31, 2011
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	$1,904	$—	$—	$1,904
Foreign companies	204,723	—	—	204,723
Pooled funds(c)	85,916	166,144	29,458	281,518
Debt securities:
Domestic companies	13,060	—	—	13,060
Foreign companies	386,108	—	—	386,108
Pooled funds(d)	288,217	174,144	76,458	538,819
Life insurance company general accounts	—	223,169	—	223,169
Other assets	26,771	9,072	26,205	62,048

Total assets	$1,006,699	$572,529	$132,121	$1,711,349

(a)	These funds invest in listed equity securities consisting of approximately 50% domestic companies and 50% foreign companies for domestic plans.
(b)	These funds invest in listed debt securities consisting of approximately 80% domestic bonds and 20% foreign bonds for domestic plans.
(c)	These funds invest in listed equity securities consisting of mainly foreign companies for foreign plans.
(d)	These funds invest in listed debt securities consisting of mainly foreign bonds for foreign plans.
(e)	These funds invest in listed equity securities consisting of approximately 60% domestic companies and 40% foreign companies for domestic plans.
(f)	These funds invest in listed debt securities consisting of approximately 60% domestic bonds and 40% foreign bonds for domestic plans.
(g)	These funds invest in listed equity securities consisting of mainly foreign companies for foreign plans.
(h)	These funds invest in listed debt securities consisting of mainly foreign bonds for foreign plans.

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial at March 31, 2010 and 2011.

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

Ricoh’s model portfolio for Domestic plans consists of three major components: approximately 40% is invested in equity securities, approximately 20% is invested in debt securities, and approximately 40% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

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

The fair value of Level 3 assets for foreign plans, consisting of commingled funds and so on, was ¥9,300 million and ¥10,966 million ($132,121 thousand) as of March 31, 2010 and 2011, respectively.

The following table presents a reconciliation of activity for the assets and liabilities classified as Level 3 in the fair value hierarchy for the years ended March 31, 2010 and 2011.

	Millions of yen
	2010
Foreign plans	Equity securities Pooled funds	Debt securities Pooled funds	Other assets	Total
Balance at beginning of period	¥1,535	¥3,936	¥1,911	¥7,382
Actual return on plan assets:
Relating to assets still held at the reporting date	667	1,597	—	2,264
Relating to assets sold during the period	—	—	—	—
Purchases, sales, and settlements, net	374	1,225	(1,558)	41
Foreign exchange impact	(79)	(204)	(104)	(387)

Balance at end of period	¥2,497	¥6,554	¥249	¥9,300

	Millions of yen
	2011
Foreign plans	Equity securities: Pooled funds	Debt securities: Pooled funds	Other assets	Total
Balance at beginning of period	¥2,497	¥6,554	¥249	¥9,300
Actual return on plan assets:
Relating to assets still held at the reporting date	220	602	—	822
Relating to assets sold during the period	—	25	—	25
Purchases, sales, and settlements, net	—	(123)	2,013	1,890
Foreign exchange impact	(272)	(712)	(87)	(1,071)

Balance at end of period	¥2,445	¥6,346	¥2,175	¥10,966

	Thousands of Dollars
	2011
Foreign plans	Equity securities: Pooled funds	Debt securities: Pooled funds	Other assets	Total
Balance at beginning of period	$30,084	$78,964	$3,000	$112,048
Actual return on plan assets:
Relating to assets still held at the reporting date	2,651	7,253	—	9,904
Relating to assets sold during the period	—	301	—	301
Purchases, sales, and settlements, net	—	(1,482)	24,253	22,771
Foreign exchange impact	(3,277)	(8,578)	(1,048)	(12,903)

Balance at end of period	$29,458	$76,458	$26,205	$132,121

Ricoh expects to contribute ¥12,030 million to its pension plans for the year ending March 31, 2012. The estimated net actuarial loss and prior service credit for Ricoh’s pension fund plans that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next year ending March, 2012 are ¥6,516 million and ¥(4,315) million, respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31	Domestic plans	Foreign plans
	Millions of Yen	Millions of Yen
2012	¥15,003	¥7,156
2013	15,704	7,258
2014	13,786	7,759
2015	16,072	8,040
2016	15,435	8,414
2017 – 2021	87,010	48,931

The Company and certain subsidiaries have defined contribution plans. The cost of defined contribution plans for the years ended March 31, 2009, 2010 and 2011 were ¥6,768 million, ¥5,768 million and ¥6,620 million ($79,759 thousand), respectively.

12. RICOH COMPANY, LTD. SHAREHOLDERS’ EQUITY

The Corporation Law of Japan provides that an amount equal to 10% of cash dividends and other distributions from retained earnings paid by the Company and its domestic subsidiaries be appropriated as additional paid-in capital or legal reserve. No further appropriation is required when the total amount of the additional paid-in capital and legal reserve equals to or exceeds 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Legal reserves included in retained earnings are restricted from being used as dividend distributions.

The Corporation Law of Japan requires a company to obtain the approval of shareholders for transferring amounts between common stock and additional paid-in capital. The Corporation Law of Japan also permits a company to transfer an amount of common stock or additional paid-in capital to retained earnings in principle upon approval of shareholders.

Cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the Ordinary General Meeting of Shareholders held on June 24, 2011, the shareholders approved the declaration of a cash dividend (¥16.50 per share) on the common stock totaling ¥11,970 million ($144,217 thousand), which would be paid to shareholders of record as of March 31, 2011. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2011.

The amount of retained earnings legally available for dividend distribution is recorded in the Company’s non-consolidated books and amounts to ¥416,483 million ($5,017,867 thousand) as of March 31, 2011.

13. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) as for Ricoh Company, Ltd. shareholders’ equity are as follows:

	Millions of Yen
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
2009:
Foreign currency translation adjustments	¥(61,189)	¥19	¥(61,170)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	(25,601)	10,440	(15,161)
Less - Reclassification adjustment for gains and losses realized in net income	26,499	(10,806)	15,693
Net unrealized gains and losses	898	(366)	532
Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(655)	250	(405)
Less - Reclassification adjustment for gains and losses realized in net income	686	(246)	440
Net unrealized gains and losses	31	4	35
Pension liability adjustments:
Unrealized gains and losses arising during the year	(57,401)	23,293	(34,108)
Less - Reclassification adjustment for gains and losses realized in net income	1,015	(414)	601
Net unrealized gains and losses	(56,386)	22,879	(33,507)

Other comprehensive income (loss)	¥(116,646)	¥22,536	¥(94,110)

2010:
Foreign currency translation adjustments	¥(13,638)	¥2	¥(13,636)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	1,132	(462)	670
Less - Reclassification adjustment for gains and losses realized in net income	(247)	101	(146)
Net unrealized gains and losses	885	(361)	524
Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(1,490)	612	(878)
Less - Reclassification adjustment for gains and losses realized in net income	159	(65)	94
Net unrealized gains and losses	(1,331)	547	(784)
Pension liability adjustments:
Unrealized gains and losses arising during the year	7,830	(3,176)	4,654
Less - Reclassification adjustment for gains and losses realized in net income	3,897	(1,585)	2,312
Net unrealized gains and losses	11,727	(4,761)	6,966

Other comprehensive loss	¥(2,357)	¥(4,573)	¥(6,930)

2011:
Foreign currency translation adjustments	¥(38,575)	¥20	¥(38,555)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	(1,658)	676	(982)
Less - Reclassification adjustment for gains and losses realized in net income	1,817	(741)	1,076
Net unrealized gains and losses	159	(65)	94
Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(233)	95	(138)
Less - Reclassification adjustment for gains and losses realized in net income	214	(87)	127
Net unrealized gains and losses	(19)	8	(11)
Pension liability adjustments:
Unrealized gains and losses arising during the year	(3,081)	1,195	(1,886)
Less - Reclassification adjustment for gains and losses realized in net income	2,795	(1,088)	1,707
Net unrealized gains and losses	(286)	107	(179)

Other comprehensive income (loss)	¥(38,721)	¥70	¥(38,651)

	Thousands of U.S. Dollars
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
2011
Foreign currency translation adjustments	$(464,759)	$241	$(464,518)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	(19,976)	8,145	(11,831)
Less - Reclassification adjustment for gains and losses realized in net income	21,892	(8,928)	12,964
Net unrealized gains and losses	1,916	(783)	1,133
Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(2,807)	1,144	(1,663)
Less - Reclassification adjustment for gains and losses realized in net income	2,578	(1,048)	1,530
Net unrealized gains and losses	(229)	96	(133)
Pension liability adjustments:
Unrealized gains and losses arising during the year	(37,120)	14,398	(22,722)
Less - Reclassification adjustment for gains and losses realized in net income	33,674	(13,109)	20,565
Net unrealized gains and losses	(3,446)	1,289	(2,157)

Other comprehensive income (loss)	$(466,518)	$843	$(465,675)

For the year ended March 31, 2011, unrealized gains and losses resulting from the pension liability adjustments was ¥(3,096) million ($(37,301) thousand). The reclassification adjustment for gains and losses realized in net income consists of amortizations of net actuarial loss and prior service cost of ¥(6,380) million ($(76,867) thousand) and ¥3,585 million ($43,193 thousand) respectively. The tax benefits (expenses) mentioned above were ¥1,195 million ($14,398 thousand), ¥2,542 million ($30,627 thousand) and ¥(1,454) million ($(17,518) thousand), respectively.

For the year ended March 31, 2010, unrealized gains and losses resulting from the pension liability adjustments was ¥7,830 million. The reclassification adjustment for gains and losses realized in net income consists of amortizations of net actuarial loss and prior service cost of ¥(8,166) million and ¥4,269 million respectively. The tax benefits (expenses) mentioned above were ¥(3,176) million, ¥3,316 million and ¥(1,731) million, respectively.

For the year ended March 31, 2009, unrealized gains and losses resulting from the pension liability adjustments was ¥(57,401) million. The reclassification adjustment for gains and losses realized in net income consists of amortizations of net actuarial loss and prior service cost of ¥(5,807) million and ¥4,792 million respectively. The tax benefits (expenses) mentioned above were ¥23,293 million, ¥2,367 million and ¥(1,953) million, respectively.

Changes in accumulated other comprehensive income (loss) as for Ricoh Company, Ltd. shareholders’ equity are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Foreign currency translation adjustments:
Beginning balance	¥(11,125)	¥(72,295)	¥(85,931)	$(1,035,313)
Change during the year	(61,170)	(13,636)	(38,555)	(464,518)

Ending balance	¥(72,295)	¥(85,931)	¥(124,486)	$(1,499,831)

Unrealized gains and losses on securities:
Beginning balance	¥1,316	¥1,848	¥2,372	$28,578
Change during the year	532	524	94	1,133

Ending balance	¥1,848	¥2,372	¥2,466	$29,711

Unrealized gains and losses on derivatives:
Beginning balance	¥(408)	¥(373)	¥(1,157)	$(13,940)
Change during the year	35	(784)	(11)	(133)

Ending balance	¥(373)	¥(1,157)	¥(1,168)	$(14,073)

Pension liability adjustments:
Beginning balance	¥(20,788)	¥(54,301)	¥(47,335)	$(570,301)
Adjustment of measurement date change	(6)	—	—	—

Adjusted beginning balance	(20,794)	(54,301)	(47,335)	(570,301)
Change during the year	(33,507)	6,966	(179)	(2,157)

Ending balance	¥(54,301)	¥(47,335)	¥(47,514)	$(572,458)

Total accumulated other comprehensive income (loss):
Beginning balance	¥(31,005)	¥(125,121)	¥(132,051)	$(1,590,976)
Adjustment of measurement date change	(6)	—	—	—

Adjusted beginning balance	(31,011)	(125,121)	(132,051)	(1,590,976)
Change during the year	(94,110)	(6,930)	(38,651)	(465,675)

Ending balance	¥(125,121)	¥(132,051)	¥(170,702)	$(2,056,651)

14. PER SHARE DATA

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

	Thousands of shares
	2009	2010	2011
Weighted average number of shares of common stock outstanding	723,925	725,613	725,555
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - due December 2011	19,741	19,741	13,739

Diluted shares of common stock outstanding	743,666	745,354	739,294

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Net income attributable to Ricoh Company, Ltd.	¥6,530	¥27,873	¥19,650	$236,747

Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - due December 2011	(25)	(25)	(38)	(458)

Diluted net income attributable to Ricoh Company, Ltd.	¥6,505	¥27,848	¥19,612	$236,289

	Yen			U.S. Dollars
	2009	2010	2011	2011
Net income attributable to Ricoh Company, Ltd. per share:
Basic	¥9.02	¥38.41	¥27.08	$0.33
Diluted	8.75	37.36	26.53	0.32

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

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2009, 2010 and 2011 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Because hedging instruments and hedging items have expired for the years ended March 31, 2011, there are no fair value hedges as of March 31, 2011.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2009, 2010 and 2011 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately ¥33 million ($398 thousand) of the balance of accumulated other comprehensive loss as of March 31, 2011.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statements of income.

Contract amounts of derivative instruments at March 31, 2010 and 2011 are shown in the following tables:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Interest rate swap agreements	¥297,501	¥284,444	$3,427,036
Foreign currency contracts	138,283	211,249	2,545,169
Foreign currency options	29,143	3,555	42,831

The location and fair value amounts of derivative instruments in consolidated balance sheets at March 31, 2010 and 2011 are shown in the following tables:

Derivatives designated as hedging instruments

	Current				Long-term
	Fair value				Fair value
	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars
		2010	2011	2011		2010	2011	2011
Asset derivatives
Interest rate swap agreements	Deferred income taxes and other	¥40	¥4	$48	Lease deposits and other	¥12	¥—	$—
Liability Derivatives
Interest rate swap agreements	Accrued expenses and other	¥10	¥73	$880	Deferred income taxes and other	¥2,564	¥2,766	$33,325

Derivatives not designated as hedging instruments

	Current				Long-term
	Fair value				Fair value
	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars
		2010	2011	2011		2010	2011	2011
Asset derivatives
Interest rate swap agreements	Deferred income taxes and other	¥—	¥—	$—
Foreign currency contracts		356	1,497	18,036
Foreign currency options		128	20	241

Total		¥484	¥1,517	$18,277

Liability derivatives
Interest rate swap agreements	Accrued expenses and other	¥46	¥72	$867	Deferred income taxes and other	¥117	¥24	$289
Foreign currency contracts		4,076	3,087	37,193		347	477	5,747
Foreign currency options		426	64	771		—	—	—

Total		¥4,548	¥3,223	$38,831		¥464	¥501	$6,036

Total fair value amounts of derivative instruments

	Millions of Yen		Thousands of U.S. Dollars
	Fair value		Fair value
	2010	2011	2011
Total asset derivatives	¥536	¥1,521	$18,325
Total liability derivatives	¥7,586	¥6,563	$79,072

The location and amount of gains and losses related to derivatives reported in the consolidated statements of income for the fourth quarter of the year ended March 31, 2009 and for fiscal year 2010 and 2011 are shown in the following tables. Ricoh adopted disclosures about derivative instruments and hedging activities as of January 1, 2009.

Derivatives designated as hedging instruments for the fourth quarter of the year ended March 31, 2009

	Millions of Yen
	Gain or (loss) recognized in OCI on derivative (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge interest rate swap agreements	¥(165)	Interest expense	¥(13)	—	¥—

		Millions of Yen
		Gain or (loss) recognized in income on derivative instruments		Gain or (loss) recognized in income on hedged item
		Location	Amount	Location	Amount
Fair value hedge interest rate swap agreements		Interest income	¥44	Interest expense	¥(92)

Derivatives designated as hedging instruments for the year ended March 31, 2010

	Millions of Yen
	Gain or (loss) recognized in OCI on derivative (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge interest rate swap agreements	¥(878)	Interest expense	¥(94)	—	¥—

		Gain or (loss) recognized in income on derivative instruments		Gain or (loss) recognized in income on hedged item
		Location	Amount	Location	Amount
Fair value hedge interest rate swap agreements		Interest and dividend income	¥173	Interest expense	¥(273)

Derivatives designated as hedging instruments for the year ended March 31, 2011

	Millions of Yen
	Gain or (loss) recognized in OCI on derivative (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge interest rate swap agreements	¥(138)	Interest expense	¥(127)	—	¥—

	Thousands of U.S. Dollars
	Gain or (loss) recognized in accumulated OCI on derivative (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge interest rate swap agreements	$(1,663)	Interest expense	$(1,530)	—	$—

	Millions of Yen
	Gain or (loss) recognized in income on derivative instruments		Gain or (loss) recognized in income on hedged item
	Location	Amount	Location	Amount
Fair value hedge interest rate swap agreements	Interest and dividend income	¥68	Interest expense	¥(90)

	Thousands of U.S. Dollars
	Gain or (loss) recognized in income on derivative		Gain or (loss) recognized in income on hedged item
	Location	Amount	Location	Amount
Fair value hedge interest rate swap agreements	Interest and dividend income	$819	Interest expense	$(1,084)

Derivatives not designated as hedging instruments

	Gain or (loss) recognized in income on derivative instruments
	Location	Millions of Yen			Thousands of U.S. Dollars
		2009	2010	2011	2011
Interest rate swap agreements	Other, net	¥291	¥(74)	¥67	$807
Foreign currency contracts	Foreign currency exchange (gain) loss, net	(3,072)	(472)	2,000	24,097
Foreign currency options	Foreign currency exchange (gain) loss, net	(570)	1,145	254	3,060

Total		¥(3,351)	¥599	¥2,321	$27,964

16. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2011, Ricoh had outstanding contractual commitments for acquisition or construction of property, plant and equipment and other assets aggregating ¥32,791 million ($395,072 thousand).

As of March 31, 2011, Ricoh was also contingently liable for certain guarantees including employees housing loans of ¥72 million ($867 thousand).

Ricoh made rental payments totaling ¥54,347 million, ¥52,350 million and ¥46,718 million ($562,867 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively, under cancelable and non-cancelable operating lease agreements for office space, warehouse, machinery and equipment.

The minimum rental payments required under non-cancelable operating lease that have lease terms in excess of one year as of March 31, 2011 are as follows:

Years ending March 31	Millions of Yen
2012	¥21,363
2013	18,163
2014	14,504
2015	9,725
2016	5,537
2017 and thereafter	7,515

Total	¥76,807

As of March 31, 2011, the Company and certain subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

17. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and cash equivalents, Time deposits, Trade receivables, Short-term borrowings, Current maturities of long-term indebtedness, Trade payables and Accrued expenses

The carrying amounts approximate fair values because of the short maturities of these instruments.

(b) Investment securities

The fair value of investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were ¥2,425 million and ¥1,971 million ($23,747 thousand) as of March 31, 2010 and 2011, respectively.

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

(e) Interest rate swap agreements

The fair value of interest rate swap agreements is mainly estimated by obtaining quotes from brokers.

(f) Foreign currency contracts and Foreign currency options

The fair value of foreign currency contracts and foreign currency options is mainly estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2010 and 2011 is summarized as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2010		2011		2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥49,049	¥49,049	¥48,909	¥48,909	$589,265	$589,265
Installment loans	67,505	68,739	72,634	73,769	875,108	888,783
Long-term indebtedness	(514,718)	(501,311)	(479,422)	(475,116)	(5,776,169)	(5,724,289)
Interest rate swap agreements, net	(2,685)	(2,685)	(2,931)	(2,931)	(35,313)	(35,313)
Foreign currency contracts, net	(4,067)	(4,067)	(2,067)	(2,067)	(24,904)	(24,904)
Foreign currency options, net	(298)	(298)	(44)	(44)	(530)	(530)

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The following tables present the fair-value hierarchy levels of Ricoh’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2010 and 2011.

	Millions of Yen
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	¥36,946	¥—	¥—	¥36,946
Foreign equity securities	7,813	—	—	7,813
Foreign corporate bonds	1,865	—	—	1,865
Derivative instruments:
Interest rate swap agreements	—	52	—	52
Foreign currency contracts	—	356	—	356
Foreign currency options	—	128	—	128
Other investments	—	—	5,816	5,816

Total assets	¥46,624	¥536	¥5,816	¥52,976

Liabilities:
Derivatives instruments:
Interest rate swap agreements	—	2,737	—	2,737
Foreign currency contracts	—	4,423	—	4,423
Foreign currency options	—	426	—	426

Total liabilities	¥—	¥7,586	¥—	¥7,586

	Millions of Yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	¥38,243	¥—	¥—	¥38,243
Foreign equity securities	6,850	—	—	6,850
Foreign corporate bonds	1,845	—	—	1,845
Derivative instruments:
Interest rate swap agreements	—	4	—	4
Foreign currency contracts	—	1,497	—	1,497
Foreign currency options	—	20	—	20

Total assets	¥46,938	¥1,521	¥—	¥48,459

Liabilities:
Derivatives instruments:
Interest rate swap agreements	—	2,935	—	2,935
Foreign currency contracts	—	3,564	—	3,564
Foreign currency options	—	64	—	64

Total liabilities	¥—	¥6,563	¥—	¥6,563

	Thousands of Dollars
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	$460,759	$—	$—	$460,759
Foreign equity securities	82,530	—	—	82,530
Foreign corporate bonds	22,229	—	—	22,229
Derivative instruments:
Interest rate swap agreements	—	48	—	48
Foreign currency contracts	—	18,036	—	18,036
Foreign currency options	—	241	—	241

Total assets	$565,518	$18,325	$—	$583,843

Liabilities:
Derivatives instruments:
Interest rate swap agreements	—	35,361	—	35,361
Foreign currency contracts	—	42,940	—	42,940
Foreign currency options	—	771	—	771

Total liabilities	$—	$79,072	$—	$79,072

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contain marketable equity securities and bonds. Marketable equity securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, currency swap agreements, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a nonrecurring basis

During the year ended March 31, 2011, long-lived assets held and used with a carrying amount of ¥1,556 million ($18,747 thousand) were written down to their fair value of ¥714 million ($8,602 thousand), resulting in an impairment charge of ¥842 million ($10,145 thousand), which was included in cost of sales and selling and general administrative expenses in the consolidated statement of income. These measurements are classified as Level 3 since significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

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

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks. In accordance with the new consolidation provisions, Ricoh consolidated the trust for the year beginning on April 1, 2010, and eliminated the retained interests. The detail of this new consolidation provisions is summarized in Note 4. The following table presents a reconciliation of activity for the Other investments classified as Level 3 in the fair value hierarchy for the year ended March 31, 2010.

Millions of yen
2010
Balance at beginning of period	¥4,293
Total gains or losses (realized and unrealized)
Included in net income attributable to Ricoh Company, Ltd.	—
Included in other comprehensive income (loss)	—
Sales, collections and repurchases, net	1,523

Balance at end of period	¥5,816

19. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(a) Financing receivables and Allowance for doubtful receivables

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; “lease receivables”, “installment loans” and “installment receivables and other”. These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as “lease receivables” and “installment receivables and other” are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as “installment loans” are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of March 31, 2011 are as follows:

	Millions of Yen
	March 31, 2011
	Lease receivables	Installment loans	Installment receivables and other	Total
Allowance for doubtful receivables:
Individually evaluated	¥4,554	¥710	¥1,249	¥6,513
Collectively evaluated	5,973	1,062	1,236	8,271

Total : Allowance for doubtful receivables	¥10,527	¥1,772	¥2,485	¥14,784

Financing receivables:
Individually evaluated	72,080	1,105	4,112	77,297
Collectively evaluated	520,266	73,301	46,093	639,660

Total : Financing receivables	¥592,346	¥74,406	¥50,205	¥716,957

	Thousands of U.S. Dollars
	March 31, 2011
	Lease receivables	Installment loans	Installment receivables and other	Total
Allowance for doubtful receivables:
Individually evaluated	$54,867	$8,555	$15,048	$78,470
Collectively evaluated	71,964	12,795	14,892	99,651

Total : Allowance for doubtful receivables	$126,831	$21,350	$29,940	$178,121

Financing receivables:
Individually evaluated	868,434	13,313	49,542	931,289
Collectively evaluated	6,268,265	883,145	555,337	7,706,747

Total : Financing receivables	$7,136,699	$896,458	$604,879	$8,638,036

(b) Age Analysis

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2011 is as follows:

	Millions of Yen
	March 31, 2011
	Lease receivables	Installment loans	Installment receivables and other	Total
Current	¥584,913	¥74,373	¥48,544	¥707,830
Overdue	7,433	33	1,661	9,127

Total : Financing receivables	¥592,346	¥74,406	¥50,205	¥716,957

	Thousands of U.S. Dollars
	March 31, 2011
	Lease receivables	Installment loans	Installment receivables and other	Total
Current	$7,047,145	$896,060	$584,867	$8,528,072
Overdue	89,554	398	20,012	109,964

Total: Financing receivables	$7,136,699	$896,458	$604,879	$8,638,036

20. SEGMENT INFORMATION

Ricoh’s operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh’s chief operating decision maker in deciding how to allocate resources and in assessing performance. Segment profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh’s operating segments and geographic areas for the years ended March 31, 2009, 2010 and 2011. No single customer accounted for 10% or more of the total revenues for the years ended as of March 31, 2009, 2010 and 2011.

(a) Operating Segment Information

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Segment sales:
Imaging & Solutions	¥1,833,098	¥1,790,243	¥1,713,307	$20,642,253
Industrial Products	119,671	106,128	112,243	1,352,325
Other	143,048	124,402	121,876	1,468,386
Intersegment transaction (a)	(4,121)	(4,436)	(5,413)	(65,217)

Total segment sales	¥2,091,696	¥2,016,337	¥1,942,013	$23,397,747

Segment profit (loss):
Imaging & Solutions	¥145,366	¥140,423	¥134,411	$1,619,410
Industrial Products	(4,926)	(1,355)	1,006	12,120
Other	358	(3,447)	(4,911)	(59,169)

Total segment profit	¥140,798	¥135,621	¥130,506	$1,572,361

Reconciling items:
Corporate expenses and elimination	(66,262)	(69,624)	(70,310)	(847,108)
Interest and dividend income	5,227	3,472	2,986	35,976
Interest expense	(5,863)	(8,144)	(8,498)	(102,385)
Foreign currency exchange loss, net	(15,575)	(4,756)	(6,950)	(83,735)
Losses on impairment of securities	(26,837)	(169)	(1,844)	(22,217)
Other, net	(549)	1,124	(490)	(5,904)

Income before income taxes and equity in earnings of affiliates	¥30,939	¥57,524	¥45,400	$546,988

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Total assets:
Imaging & Solutions	¥1,870,110	¥1,827,063	¥1,776,906	$21,408,506
Industrial Products	83,411	78,464	73,894	890,289
Other	97,092	89,342	80,527	970,205
Elimination	(612)	(1,250)	(1,664)	(20,048)
Corporate assets	463,494	390,324	332,733	4,008,831

Consolidated	¥2,513,495	¥2,383,943	¥2,262,396	$27,257,783

Capital expenditures:
Imaging & Solutions	¥87,658	¥60,482	¥59,383	$715,458
Industrial Products	4,581	3,325	3,235	38,976
Other	2,776	1,553	2,487	29,964
Corporate assets	1,943	1,619	1,871	22,542

Consolidated	¥96,958	¥66,979	¥66,976	$806,940

Depreciation of property, plant and equipment:
Imaging & Solutions	¥64,356	¥62,432	¥59,269	$714,084
Industrial Products	6,131	4,385	4,190	50,482
Other	2,442	1,922	2,044	24,626
Corporate assets	1,957	1,590	1,736	20,916

Consolidated	¥74,886	¥70,329	¥67,239	$810,108

Amortization of intangible assets:
Imaging & Solutions	¥21,662	¥21,954	¥19,035	$229,338
Industrial Products	718	683	625	7,530
Other	772	1,224	1,226	14,771
Corporate assets	3,779	4,751	5,275	63,554

Consolidated	¥26,931	¥28,612	¥26,161	$315,193

(a)	Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.
(b)	Corporate assets consist primarily of cash and cash equivalents and securities maintained for general corporate purposes.

(b) Geographic Information

Sales, which are based on location of customers, and Long-lived assets, which are based on the location of these assets are presented on a geographical area basis (Ricoh does not present these amounts by foreign country because it is impracticable to do so) for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Sales:
Japan	¥938,331	¥876,578	¥875,859	$10,552,518
The Americas	502,862	557,687	521,970	6,288,795
Europe	523,407	458,584	413,936	4,987,181
Other	127,096	123,488	130,248	1,569,253

Consolidated	¥2,091,696	¥2,016,337	¥1,942,013	$23,397,747

Property, plant and equipment:
Japan	¥204,761	¥199,944	¥201,853	$2,431,964
The Americas	27,115	24,497	24,856	299,470
Europe	16,830	16,629	19,393	233,651
Other	20,630	21,951	18,638	224,554

Consolidated	¥269,336	¥263,021	¥264,740	$3,189,639

Intangible assets:
Japan	¥61,117	¥54,383	¥52,722	$635,205
The Americas	82,829	68,865	53,446	643,928
Europe	20,676	24,175	24,097	290,325
Other	504	463	383	4,614

Consolidated	¥165,126	¥147,886	¥130,648	$1,574,072

(a)	Long-lived assets consist of property, plant and equipment and intangible assets.

21. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts are charged to selling, general and administrative expenses for the years ended March 31, 2009, 2010 and 2011:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Research and development costs	¥124,406	¥109,826	¥110,822	$1,335,205
Advertising costs	13,453	9,119	10,922	131,590
Shipping and handling costs	19,914	17,220	19,947	240,325

22. EFFECT OF THE GREAT EAST JAPAN EARTHQUAKE

As a result of the Great East Japan Earthquake on March 11, 2011, Ricoh recorded costs and expenses of ¥4,978 million ($ 59,976 thousand) in total for the year ended March 31, 2011, consisting of the followings.

	Millions of yen
	2011
	Cost of sales	Selling, general and administrative expenses	Total costs and expenses
Bad debt expense for trade receivables and finance receivables	¥—	¥3,434	¥3,434
Losses due to write-downs of damaged inventories and property, plant and equipment	1,005	167	1,172
Other	12	360	372

Total	¥1,017	¥3,961	¥4,978

	Thousands of U.S. Dollars
	2011
	Cost of sales	Selling, general and administrative expenses	Total costs and expenses
Bad debt expense for account receivables and finance receivables	$—	$41,374	$41,374
Losses due to write-downs of damaged inventories and property, plant and equipment	12,108	2,012	14,120
Other	145	4,337	4,482

Total	$12,253	$47,723	$59,976

The following is breakdown of these costs and expenses by operating segments and corporate.

	Millions of Yen	Thousands of U.S. Dollars
	2011	2011
Imaging & Solutions	¥4,516	$54,409
Industrial Products	80	964
Other	139	1,675
Corporate	243	2,928

Ending balance	¥4,978	$59,976

In addition to above, Ricoh experienced idle production facilities or production levels below a normal capacity. In periods of abnormally low production, unallocated overhead costs were expensed in the period in which they were incurred. Ricoh recognized unallocated overhead costs of ¥1,057 million ($ 12,735 thousand) as cost of sales for the year ended March 31, 2011. The costs in Imaging & Solutions and Industrial products operating segment were ¥1,005 million ($12,108 thousand) and ¥52 million ($627 thousand), respectively.

23. SUBSEQUENT EVENT

At the Group Management Committee (a decision-making body of Executive Officers) held on June 29, 2011, the Company decided to put out a call to personnel for voluntary early retirement as follows in order to further enhance competitiveness and improve profitability:

(1) Number of personnel that may elect voluntary early retirement:	Approximately 1,600 among the Company and Ricoh group companies in Japan
(2) Application period:	July 1, 2011 to October 31, 2011 (Expected)
(3) Date of retirement:	August 1, 2011 to November 30, 2011

Expenses, such as special retirement payments, that arise from this voluntary early retirement program are estimated to total approximately ¥23,000 million and will be recognized in the Company’s consolidated financial statements when upon elected by each employee that decided to accept voluntary early retirement.

In addition to this program, the Company will continue to implement measures to optimize its human resources such as by decreasing the number of personnel (through natural attrition on a global basis, including in Japan, whereby new personnel will not be hired to replenish retiring personnel and prior hiring decisions will be reexamined), undertaking internally businesses that were out-sourced to external parties and relocating personnel, such that the personnel headcount would be reduced in the aggregate by approximately 10,000 persons on a group-wide basis.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Schedule II. – Valuation and Qualifying Accounts and Reserves

For the Three Years Ended March 31, 2009, 2010 and 2011

	(Millions of Yen)
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions(2)(3)	Translation adjustment	Balance at end of period
For the year ended March 31, 2009:
Allowance for doubtful receivables(1):
Trade receivables	16,666	7,254	604	(1,451)	(1,540)	21,533
Finance receivables	10,535	3,013	638	(2,459)	(201)	11,526
Deferred tax assets valuation allowance	10,661	14,041	3,368	(2,414)	(1,484)	24,172
For the year ended March 31, 2010:
Allowance for doubtful receivables(1):
Trade receivables	21,533	1,598	—	(5,637)	(598)	16,896
Finance receivables	11,526	5,566	—	(5,130)	(43)	11,919
Deferred tax assets valuation allowance	24,172	9,132	—	(3,268)	(1,054)	28,982
For the year ended March 31, 2011:
Allowance for doubtful receivables(1):
Trade receivables	16,896	2,919	—	(2,472)	(783)	16,560
Finance receivables	11,919	3,132	—	(2,596)	(156)	12,299
Deferred tax assets valuation allowance	28,982	11,367	—	(1,185)	(2,915)	36,249

Notes:

(1)	See Note 2(g) to Consolidated Financial Statements.
(2)	Receivables - Write-offs
(3)	Deferred tax - Realization of tax benefits, removal of deferred tax assets that had valuation allowances