Form 20-F/A
period 2011-03-31
RICOH CO LTD
filed 2011-07-27
CIK 317891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20 – F/A

(Amendment No. 1)

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

13-1,Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan

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

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended March 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2011 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

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

Date: July 27, 2011