Form 20-F
period 2012-03-31
RICOH CO LTD
filed 2012-07-19
CIK 317891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20 – F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock*

(Title of Class)

*	247,195 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2012: 725,081,018 shares (excluding 19,831,060 shares of Treasury Stock)

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

Defined Terms, Conventions and Presentation of Financial Information

On June 26, 2012 the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was ¥79.46 = U.S.$1.00.

In this document, the term “Company” refers to Ricoh Company, Ltd., the registrant, and “Ricoh” refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

Ricoh’s fiscal year end is March 31. In this document “fiscal year 2012” refers to Ricoh’s fiscal year ended March 31, 2012, and other fiscal years of Ricoh are referred to in a corresponding manner.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected consolidated financial data have been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh’s audited consolidated balance sheets as of March 31, 2011 and 2012, the related consolidated statements of operations, changes in equity and cash flows for the three years ended March 31, 2010, 2011 and 2012 and the notes thereto that appear elsewhere in this annual report.

As described in Note 2(b) to the consolidated financial statements, during the year ended March 31, 2012, Ricoh eliminated the previously existing three months difference between the reporting periods of the Company and certain subsidiaries. The consolidated financial statements for the year ended March 2010 and 2011 have been retrospectively adjusted to reflect the elimination of the lag period.

With respect to the selected consolidated financial data for the earliest two years of the five-year period (2009 and 2008), we omit such information because we are not able to provide the restated financial data without unreasonable effort and expense.

	Millions of Yen except per share amounts and number of shares Year ended March 31,
	2010	2011	2012
Income Statement Data:
Net sales:	¥2,015,811	¥1,941,336	¥1,903,477
Restructuring charges	—	885	30,169
Loss on impairment of goodwill	—	—	27,491
Loss on impairment of long-lived assets	2,353	765	9,519
Operating income (loss)	65,901	58,071	(18,068)
Income (loss) before income taxes and equity in earnings of affiliates	57,082	44,169	(31,937)
Net income (loss) attributable to Ricoh Company, Ltd.	27,044	18,630	(44,560)

Per American Depositary Share:(1)
Net income (loss) (basic)	186.35	128.40	(307.10)
Net income (loss) (diluted)	181.25	125.75	(307.10)

	Millions of Yen except per share amounts and number of shares Year ended March 31,
	2010	2011	2012
Balance Sheet Data:
Total assets	2,377,983	2,255,564	2,289,358
Total Ricoh Company, Ltd. shareholders’ equity	969,358	925,243	822,704
Total equity	1,019,891	978,130	879,018
Common stock	135,364	135,364	135,364
Weighted average number of shares outstanding	725,613,259	725,554,477	725,483,319
Cash dividends declared Per American Depositary Share:(1), (2)
Interim	82.50	82.50	82.50
	$(0.95)	$(0.98)	$(1.02)
Year-end	82.50	82.50	42.50
	$(0.92)	$(1.03)	$(1.06)
Cash and cash equivalents	237,101	172,221	156,210
Capital investments	66,886	66,875	73,271
Long-term indebtedness, excluding current installment	514,719	479,423	525,435

Notes:

(1)	Each American Depositary Share represents five shares of Ricoh Common Stock.
(2)	Cash dividends declared per American Depositary Share for any given fiscal year consist of interim dividends paid during the fiscal year and year-end dividends to be paid after the fiscal year-end for such fiscal year, which are not equal to the dividends paid during such fiscal year, set forth under “Per American Depositary Share, each representing 5 shares of common stock – Cash dividends paid per share” in the Consolidated Statements of Operations appearing elsewhere in this annual report.

In the preceding table, cash dividends declared in U.S. Dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board.

On June 26, 2012, the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was ¥79.46= U.S.$1.00.

The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board during the previous six months and prior five fiscal years:

	December 2011	January 2012	February 2012	March 2012	April 2012	May 2012
High	76.98	76.28	76.11	80.86	79.81	78.29
Low	78.13	78.13	81.10	83.78	82.62	80.36

	Year ended March 31,
	2008	2009	2010	2011	2012
Year-end	99.85	99.15	93.40	82.76	82.41
Average*	113.61	100.85	92.49	85.00	78.86
High	96.88	87.80	86.12	78.74	75.72
Low	124.09	110.48	100.71	94.68	85.26

*	The average Japanese Yen exchange rates represent average noon buying rate on the last business day of each month during the respective period.

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

Foreign Exchange Fluctuations Affect Ricoh’s Results

Local currency-denominated financial results in each of the Company’s subsidiaries around the world are translated into Japanese Yen by applying the average market rate during each financial period and recorded on Ricoh’s consolidated statements of operations. Local currency-denominated assets and liabilities are translated into Japanese Yen by applying the market rate at the end of each financial period and recorded on Ricoh’s consolidated balance sheets. Accordingly, the financial results, assets and liabilities are subject to foreign exchange fluctuations.

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

Shortage of Electric Power Supply in Japan May Affect Ricoh’s Production

All nuclear reactors in Japan were stopped for inspection after the Great East Japan Earthquake, which caused the availability of electric power supply in Japan to be unpredictable. Such uncertainty of electric power supply may affect Ricoh’s production activity or cost of production.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated as a joint stock corporation (kabushiki kaisha) on February 6, 1936 in accordance with Japanese law under the name Riken Kankoshi Co., Ltd. as a manufacturer and distributor of sensitized paper for use in copiers. Since its incorporation, Ricoh has expanded its business into related businesses in the office equipment field. It now manufactures and markets copiers (such as PPCs), MFPs, laser printers, GELJET printers, production printing products, facsimile machines, personal computers and servers, network related software and other equipment, including semiconductors, measuring equipment and cameras. More recently, Ricoh has further expanded its businesses to manufacture and sell products such as projectors, LED tubes, video conference systems, thermal rewritable products, and mobile devices called EWS (which stands for “eWriter Solutions”).

Historical Highlights

February 1936	Riken Kankoshi Co., Ltd. is formed in Kita-kyushu to manufacture and market sensitized paper.

March 1938	The Company’s name is changed to Riken Optical Co., Ltd., and starts manufacturing and selling optical devices and equipment.

May 1949	The Company lists its securities on the Tokyo and Osaka Stock Exchanges.

April 1954	The Company establishes an optical device and equipment plant in Ohmori, Ohta-ku, Tokyo (now known as the Ohmori plant).

May 1955	The Company begins manufacturing and selling desktop copiers.

May 1961	The Company establishes a sensitized paper plant in Ikeda, Osaka (now known as the Ikeda plant).

October 1961	The Company lists its securities on the First Section of each of the Tokyo and Osaka Stock Exchanges.

June 1962	The Company starts operations of a paper plant in Numazu, Shizuoka, which featured a fully-integrated sensitized paper production system (now known as the Numazu plant).

December 1962	The Company establishes Ricoh of America, Inc. (a subsidiary, later known as Ricoh Corporation and now known as Ricoh Americas Corporation).

April 1963	The Company changes its corporate name to Ricoh Company, Ltd.

July 1967	The Company establishes Tohoku Ricoh Co., Ltd. (a subsidiary) in Shibata-gun, Miyagi.

May 1971	The Company completes its manufacturing facility in Atsugi, Kanagawa (now known as the Atsugi plant), to which it transfers some of its office equipment production from the Ohmori plant.

June 1971	The Company establishes Ricoh Nederland B.V. (a subsidiary, later known as Ricoh Europe B.V. and now known as Ricoh Europe Holdings B.V.) in the Netherlands.

January 1973	The Company establishes Ricoh Electronics, Inc. (a subsidiary) in the United States.

December 1976	The Company forms Ricoh Credit Co., Ltd. (a subsidiary, now known as Ricoh Leasing Co., Ltd.).

March 1977	The Company relocates its headquarters to Minato-ku, Tokyo.

December 1978	The Company establishes Ricoh Business Machines, Ltd. (a subsidiary, now known as Ricoh Hong Kong Ltd.).

March 1981	The Company builds the Ricoh Electronics Development Center at the Ikeda plant to develop and manufacture electronic devices.

October 1981	The Company lists its securities on the Paris Stock Exchange (now known as Euronext Paris).

May 1982	The Company establishes sensitized paper production facilities in Sakai, Fukui (now known as the Fukui plant), which takes over some of the sensitized paper production from the Osaka plant (now known as the Ikeda plant).

December 1983	The Company establishes Ricoh UK Products Ltd. (a subsidiary).

October 1985	The Company builds a copier manufacturing plant in Gotenba, Shizuoka (now known as the Gotenba plant).

April 1986	The Company opens a research and development (“R&D”) facility in Yokohama, Kanagawa (now known as the Ricoh Research and Development Center) in commemoration of the Company’s 50th anniversary, to which it transfers some of its R&D operations from the Ohmori plant.

April 1987	The Company establishes Ricoh Industrie France S.A. (a subsidiary, now known as Ricoh Industrie France S.A.S.).

April 1989	The Company sets up an electronic devices facility in Yashiro-cho, Kato-gun, Hyogo (now known as the Yashiro plant).

January 1991	The Company establishes Ricoh Asia Industry (Shenzhen) Ltd. (a subsidiary) in China.

March 1995	Ricoh Corporation acquires Savin Corporation, an American office equipment sales company.

September 1995	The Company acquires Gestetner Holdings PLC (now known as Ricoh Europe PLC), a British office equipment sales company.

January 1996	Ricoh Leasing Co., Ltd. lists its securities on the Second Section of the Tokyo Stock Exchange (currently listed on the First Section of the Tokyo Stock Exchange).

December 1996	The Company establishes Ricoh Asia Pacific Pte Ltd (a subsidiary) in Singapore.

March 1997	The Company establishes Ricoh Silicon Valley, Inc. (now known as Ricoh Innovations, Inc.) in the United States.

August 1999	Ricoh Hong Kong Ltd. acquires Inchcape NRG Ltd., a Hong Kong-based office equipment sales company.

January 2001	Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

October 2002	The Company establishes Ricoh China Co., Ltd. (a subsidiary).

April 2003	Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the Company.

October 2004	The Company acquires Hitachi Printing Solutions, Ltd. (now known as Ricoh Printing Systems, Ltd.) in Japan.

August 2005	The Company opens Ricoh Technology Center in Ebina, Kanagawa to integrate its domestic development facilities and offices.

November 2005	The Company relocates its headquarters to Chuo-ku, Tokyo.

January 2007	Ricoh Europe B.V. acquires the European operations of Danka Business Systems PLC.

June 2007	InfoPrint Solutions Company, LLC (now known as Ricoh Production Print Solutions, LLC), a joint venture company of Ricoh and International Business Machines Corporation (“IBM”), commences its operations.

May 2008	The Company establishes Ricoh Manufacturing (Thailand) Ltd. (a subsidiary) in Thailand.

August 2008	Ricoh Elemex Corporation becomes a wholly-owned subsidiary of the Company.

October 2008	Ricoh Americas Corporation acquires all of the outstanding shares of IKON Office Solutions, Inc. (“IKON”), an American office equipment sales and service company.

July 2010	Seven domestic sales subsidiaries and the marketing group of the Company are merged into one domestic sales subsidiary named Ricoh Japan Corporation.

August 2010	The Company completes the construction of a new building that expands the Ricoh Technology Center, which is located in Ebina, Kanagawa.

October 2011	The Company acquires the PENTAX imaging systems business from HOYA Corporation.

The Company’s registered head office and executive office are as follows:

	Address	Telephone number
Registered head office	3-6, Naka Magome 1-chome, Ohta-ku, Tokyo 143-8555, Japan	+81-3-3777-8111
Executive office	13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan	+81-3-6278-2111

Principal Capital Investments

Ricoh’s capital investments for fiscal years 2010, 2011 and 2012 were ¥66.8 billion, ¥66.8 billion and ¥73.2 billion, respectively. Ricoh directed a significant portion of its capital investments for fiscal years 2010, 2011 and 2012 towards digital and networking equipment, such as digital PPCs/MFPs, laser printers and production printing products, and manufacturing facilities to maintain or enhance its competitiveness in the industry. For fiscal year 2012, Ricoh’s capital investments included ¥5.9 billion for the construction of a second plant that manufactures polymerized PxP toner in Japan and ¥4.8 billion for purchasing mold casts used in the manufacturing of MFPs, production printing equipment and printers. By geographic areas, for fiscal year 2012, Ricoh made capital investments in Japan, the Americas, Europe and Other in the amounts of ¥43.0 billion, ¥14.0 billion, ¥12.3 billion and ¥3.9 billion, respectively.

Ricoh projects that for fiscal year 2013, its capital investments will amount to approximately ¥83.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductors and thermal media. It is expected that Ricoh’s capital investments in Japan, the Americas, Europe and Other will be in the amount of approximately ¥49.5 billion, ¥16.4 billion, ¥12.4 billion and ¥4.7 billion, respectively, for fiscal year 2013. These capital investments are expected to be financed with internally generated funds and/or borrowings from third parties.

B. Business Overview

Ricoh is a leading manufacturer of office automation equipment. Ricoh’s principal products include copiers (such as PPCs), printers (such as MFPs, laser printers and GELJET printers), production printing products and facsimile machines. Ricoh is also a prominent manufacturer of digital and advanced electronic devices such as semiconductor devices. In recent years, Ricoh has been rapidly building a solid presence globally as a comprehensive document solutions provider that helps its customers streamline their businesses and decrease operating costs. More specifically, Ricoh supports its office and production printing equipment businesses by offering customers various “solution” systems that work with personal computers and servers, network systems, application software and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh’s product support services include assisting customers in setting up their information technology environment or network. Ricoh also offers various supplies and peripheral products to be used with its products and systems. More recently, Ricoh has further expanded its businesses to manufacture and sell products such as projectors, LED tubes, video conference systems, thermal rewritable products, and mobile devices called EWS (which stands for “eWriter Solutions”).

PRODUCTS

Ricoh’s operating segments consist of “Imaging & Solutions,” “Industrial Products” and “Other.”

Ricoh’s management analyzes its business operations and performance based on these segments.

The following table sets forth Ricoh’s sales by products for fiscal years 2010, 2011 and 2012.

SALES BY PRODUCT

	Millions of Yen (except for percentages) For the Year Ended March 31,
	2010		2011		2012
Imaging & Solutions
Imaging Solutions	¥1,614,347	80.1%	¥1,531,219	78.9%	¥1,471,827	77.3%
Network System Solutions	175,370	8.7	181,411	9.3	198,945	10.5
Industrial Products	101,692	5.0	106,830	5.5	96,584	5.1
Other	124,402	6.2	121,876	6.3	136,121	7.1

Total	¥2,015,811	100.0%	¥1,941,336	100.0%	¥1,903,477	100.0%

Note:

(1)	The above consolidated financial data set forth net sales to external customers by product.

Imaging & Solutions

This segment consists of products that are widely used in the office and production printing environments and are categorized as follows:

(1) Imaging Solutions

For fiscal year 2012, the Imaging Solutions product category accounted for 77.3% of Ricoh’s net sales.

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

Ricoh continues to be a global leader in PPCs/MFPs and has been a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs/MFPs with a variety of copying speeds and functions such as double-sided printing, sorting, reducing and enlarging, and zoom adjustment based on copy sizes. Ricoh continues to strengthen its digital PPC/MFP product lineup with new product offerings that range from low-end models (regular print speed models for low volume copying or printing) to high-end models (high print speed models for large volume copying or printing). PPCs/MFPs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder-based toner. The application of this printing process enables higher picture quality and is environmentally friendly. Ricoh’s PPCs/MFPs are designed to provide information technology support for all types of office environments by delivering enhanced basic features (i.e., reduction, enlargements), simpler operation, reduced paper consumption through electronic storage, and better connectivity with document distribution and storage systems. Ricoh also manufactures a wide range of laser printers that print in monochrome or color and in a variety of print speeds, are able to connect to a network and are multifunctional in that they have scanning, faxing and copying capabilities as well as advanced finishing capabilities. GELJET printers utilize “GELJET technology” developed by Ricoh, which enables ultra-fine particle pigment dispersion to produce higher image qualities. All GELJET printers are color printers. In addition, Ricoh manufactures production printing products that are high-speed laser printers designed to be used as a central printing device to satisfy customers’ needs to print-on-demand and print large volumes. Production printing products are often used in data processing environments (e.g., central reproduction departments within companies and data centers) and the commercial professional printing market (i.e., market comprised of businesses offering high-quality printing services).

In response to customer demand, Ricoh continues to be focused in recent years on designing a wide-range of products that enhance productivity, have improved security features, are user friendly and are environmentally friendly.

For example, during fiscal year 2012, Ricoh released its imagio MP C5002/C4002/C3302/C2802 series (also known as Aficio MP C5002/C4002/C3302/C2802 series when sold overseas) as part of its color MFP product lineup. These new color MFPs (1) have a simpler and more user-friendly operation panel which enable customers to operate the equipment more efficiently, and (2) use color QSU (quick start up) technology and color PxP-EQ toner, the use of which enables the MFP to consume less energy but still produce high quality images in a highly productive manner. Ricoh also developed and introduced during fiscal year 2012 the imagio MP 5002/4002 series (also known as Aficio 5002/4002 series when sold overseas), which is a black and white MFP with features, such as a more user-friendly operation panel, that assist customers improve their productivity compared to prior models.

In terms of laser printers, Ricoh developed and introduced during fiscal year 2012 the IPSiO SP C241/C230L series, which are color laser printers that print on A4-sized paper. This series prints characters, photos and graphic data in high resolution by using an oil-free toner. This series also has a toner-save print function and enables customers to adjust the print density of characters, photos and illustrations depending on the type of document they are printing. The standard electronic power consumption of this model is 35 percent less than that of previous models.

With respect to GELJET printers, Ricoh developed and introduced the IPSiO SG 3100/2100/2010L series during fiscal year 2012. Printers in this series are of a simple square design and consequently are at a maximum 42 percent smaller in volume when compared to previous models. These printers take less than 2.5 seconds to print the first page on A4-sized paper (i.e., less wait time to print a page) and are capable of printing large numbers of single pages. In addition, the average electronic power consumption of these printers is approximately 23.5 Watts, which is 25 percent less than previous models.

Furthermore, in terms of production printing products, Ricoh developed and introduced the RICOH Pro C751EX/C651EX for its production printing customers during fiscal year 2012. The RICOH Pro C751EX/C651EX is a color laser printer with a high print speed of 75/65 pages per minute for both monochrome and color printing on A4-sized paper. In addition, these laser printers (1) can produce high quality images with a print resolution of 1,200 dpi x 4,800 dpi by using technology unique to Ricoh and its oil-free polymerized PxP toners, (2) can maintain high productivity by functioning stably for long hours with optional parts that replace paper and toner bottles without interruptions, and supply a maximum of 7,700 sheets of paper, (3) are highly versatile machines being capable of printing on different weighted paper that ranges from 52.3g to 300g/m2 and different sized paper ranging from postcard-sized paper to paper measuring 13 x 19.2 inches, (4) offer a variety of finishing options, including an in-line paper booklet maker and trimmer which can assist customers automate their printing jobs, and (5) have large LCD color display operating panels enabling easy and comfortable operation by customers.

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

Ricoh continues to expand its MDS business globally because it believes that customers’ needs are changing. Unlike before, customers appear to be less willing to pay for hardware and software which they must manage and optimize themselves. Rather, customers appear to be seeking a consultative partner that provides not only innovative products but also solutions that enable customers to pay only for what they actually use, which may change quickly based on changes in customers’ companies and the markets they serve. Based on Ricoh’s experience, customers also appear to be looking to outsource non-core business functions to third-party partners who are willing to invest, collaborate and work with them.

More specifically, Ricoh’s MDS is a global service that helps customers improve their document workflow and office processes, manages and optimizes customer’s information, increases productivity and reduces total cost of ownership (“TCO”). Ricoh’s MDS is provided to customers in the following five phases:

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

Phase II (Improve – Presenting a design proposal that focuses on the customer’s goals): Using the assessment from Phase I, Ricoh’s experts (including a team of analysts, system engineers, consultants and technology specialists) develop and provide recommendations to achieve the customer’s objectives in this phase. Such objectives may include enhancing efficiency, increasing productivity, and deriving measurable and sustained cost savings.

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

(2) Network System Solutions

For fiscal year 2012, the Network System Solutions product category accounted for 10.5% of Ricoh’s net sales. More than 90% of the sales of the Network System Solutions product category is generated in Japan.

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

In Japan, Ricoh has its own solutions brand called “Operius” and is focused on providing solutions to customers to optimize their office environment. Operius is comprised of three key components: (1) hardware, (2) software and (3) support and services. By identifying and utilizing the most appropriate hardware and software to address customers’ needs, and supplementing such products with a comprehensive support and service team (such as a 24-hour IT monitoring center, and an expert team of hardware and software engineers), Ricoh strives to assist its customers in creating a working environment that is more efficient. For example, Ricoh develops storage and management solutions that address the customers’ need to organize and keep track of both paper and digital files, and that provide a secure centralized electronic document storage system that enables easy retrieval. Through the seamless integration of hardware and software, customers can utilize and benefit from streamlined document scanning, indexing and electronic document distribution. As part of Operius, Ricoh delivers total TCO consulting that begins with analyzing the customers’ document workflow, output devices and document processes. In addition, through its support services, Ricoh has been able to lower the total printing costs of its customers by assisting them in the set up of their information technology or networks in various environments in Japan (where physical space is costly) and thereby increasing the efficiency of their printing process.

Industrial Products

The Industrial Products operating segment consists of products that are used in the industrial sector. For fiscal year 2012, this segment accounted for 5.1% of Ricoh’s net sales. Principal products in this segment include thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment.

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

Other

The Other operating segment, which accounted for 7.1% of Ricoh’s net sales for fiscal year 2012, includes digital cameras, financing and logistics services.

Ricoh is one of the pioneers in commercializing digital cameras, which have tremendous potential as “image capturing devices.” As digital cameras may be used in a variety of ways to capture and input images, Ricoh expects that the digital camera market will continue to grow in the future. To further expand its digital camera business, Ricoh acquired the PENTAX imaging systems business from HOYA Corporation in October 2011. With this acquisition, Ricoh’s digital camera lineup includes single lens reflex cameras. Subsequent to such acquisition, Ricoh released new digital cameras under the names “GR DIGITAL IV” and “PENTAX K-01”.

With the improved “GR ENGINE IV” as the new image engine and an improved optical filter, “GR DIGITAL IV” produces higher quality images than prior GR models. An external autofocus sensor developed by Ricoh and installed on this camera allows for high-speed, high-precision distance calculations of up to 190 points. The distance information calculated by such sensor can now be displayed, as necessary, thereby helping to improve the convenience and comfort level of the operator. The maximum brightness of the new image monitor has been increased by about 1.7 times over that of the GR DIGITAL III. Accordingly, the visibility of the image monitor in an outdoor environment has been greatly improved. If the brightness controller is set to Auto on this camera, the brightness of the image monitor will adjust automatically in accordance with the brightness of the subject. The size of the image monitor is now an easily viewed 3-inch screen (approximately 1.23 million-dot* VGA) and the wide viewing angle allows for viewing from various directions.

The “PENTAX K-01” is a digital single reflex camera with an interchangeable lens that has been designed by Marc Newson (an acclaimed and influential contemporary designer). The PENTAX mirrorless body design is compatible with over 25 million PENTAX K-mount lenses which have been introduced over decades, providing flexibility and an extensive optical selection. The large 16 megapixel APS-C sized CMOS image sensor on this camera delivers high resolution image quality, color accuracy and low noise in multiple aspect ratios. The sensor-shift PENTAX Shake and Dust Reduction system available on this camera is compatible with every mounted PENTAX lens for beautifully still images and stabilized videography.

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

New Businesses

Recently, Ricoh has further expanded its businesses to manufacture and sell products such as projectors, LED tubes, video conference systems, thermal rewritable products and mobile devices called EWS (which stands for “eWriter Solutions”).

The market for projectors is experiencing great changes as demand increases and technological advances are made. Ricoh believes that its extensive knowledge in optical system technologies and processing techniques, which it uses in its existing businesses and has acquired over the years, as well as new R&D activity for projectors that it is undertaking will enable it to introduce innovative products that will meet customer demands. Using its existing global distribution and services infrastructure, Ricoh believes that it is well situated to provide the same high-quality products and services as its existing businesses, and expand into the projector market.

In recent years, Ricoh has been focused on “Environmental Management”, a phrase Ricoh uses to refer to efforts to achieve environmental conservation while generating profits, and has promoted environmental burden reduction initiatives. For example, in its mainstay multifunction products and printers, Ricoh uses recycled resources in its production to greatly reduce new extraction of ores and fossil resources from the global environment. Ricoh is also working to develop technology so as to reduce and replace materials that are at greater risk of becoming exhausted and chemicals that are harmful to people and the environment. Ricoh makes full use of these proprietary environmental technologies and has recently launched its eco solutions business which includes a new line of products that effectively conserve energy, thereby providing customers with solutions which contribute to reducing the global environmental burden. More specifically, amid a growing interest in global environmental protection, large market growth is expected for LED illumination, which consumes less electricity and generates lower CO2 emissions than traditional incandescent and fluorescent lamps. This is especially the case in the office environment where energy conservation regulations have been adopted. Accordingly, as a first step for its eco solutions business, Ricoh entered the LED illumination market utilizing its proprietary technologies and global sales and services network, and started selling straight tube type LED illumination in July 2011. While Ricoh intends for its LED illumination line of products to become the core product of this new business, it is also focused on developing its ESCO business (which is a business that provides comprehensive services to achieve energy savings in buildings and factories with the objective of providing energy saving benefits to customers and contributing to preserving the global environment).

Faster and inexpensive IP networks are enabling seamless interaction between diverse forms of information and using various communication methods and devices. The unified communication systems (“UCS”) business, which is a business that integrates video, voice and various other forms of information to achieve efficient communication, offers solutions that match this communication evolution, and serves to enhance the efficiency and improve the productivity of customers’ business while saving costs. In light of such environment, Ricoh has entered into the USC business. Ricoh offers systems and cloud services which unify various data such as video, voice, documents, text and handwritten input, thereby enabling communication “anytime, anywhere, with anyone.”

Ricoh’s rewritable printing technology enables printing on a thermal media that can be rewritten multiple times by using technology that controls coloring and discoloring reactions on such thermal media. Application of this technology to rewritable cards and rewritable papers is set to expand. Rewritable printing technology was first practically applied in loyalty cards, patient registration cards, commuter passes, and other rewritable cards. Now, the convenience of these cards has greatly increased in light of the ability to view digital information recorded on the magnetic recording strips on the back of these cards. The technology has subsequently been applied to rewritable sheets, making it possible to sharply reduce the use of printed paper at factories and other sites, and to rewritable hybrid media (“RHM”), which is a new information media incorporated into distribution and production management systems in combination with RF tags. Ricoh’s rewritable technology has been commercialized as RECO-View RF tags, and its use is increasing.

Ricoh’s eWriter Solution business is comprised of a business-class tablet device and a data management service, which together enable the paperless processing of business matters. This solution addresses technology gaps in the digital workflow by replacing paper-based writing solutions with efficient digital alternatives. With the use of this solution, customers are able to increase their productivity while reducing their paper costs and carbon footprint.

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

In addition to this overall group vision, management has established medium-term goals. The objective of the 17th Mid Term Plan (“MTP”), which covers the period from April 2011 to March 2014, is to achieve growth and to restructure its organization simultaneously in order to develop new values that can be provided to customers. To achieve this objective by the end of the 17th MTP, Ricoh has implemented the following two basic group management strategies: (1) “business creation and integration” and (2) “establish highly efficient management.”

By “business creation and integration,” Ricoh means that it will strive to strengthen its services business with the goal of increasing its market share not only in products but also in services. More specifically, Ricoh will focus on achieving five objectives under the “business creation and integration” strategy. First, Ricoh will work to maintain its top market share status in its core business (i.e., products that are used in the office environment), while streamlining its operations. Second, Ricoh will aim to expand its services business in developed countries and areas, such as the United States, Western Europe and Japan, by enhancing its MDS offerings and expanding its IT services. Third, Ricoh will strive to expand its product line-up and market share in the emerging markets. Fourth, Ricoh will work to strengthen its production printing business by making necessary adjustments to its sales and service structures and expanding its product line-up so that its production printing business can realize a profit at an early stage. Lastly, Ricoh will continue to develop new businesses to achieve growth, which new businesses will include developing network appliances and Eco solutions. Network appliances consist of projectors, UCSs and other systems. Eco solutions consist of the LED illumination business, the ESCO business (which is a business that provides comprehensive services to achieve energy savings in buildings and factories with the objective of providing energy saving benefits to customers and contributing to preserving the global environment), the recycling business and other businesses. In addition, as part of the 17th MTP and in light of the shift in customer demand to merely “use” equipment as opposed to “own” equipment, Ricoh intends to (1) provide comprehensive MDS or Eco solutions by using a combination of existing systems and the Ricoh group expertise and (2) provide financial solutions for customers to facilitate the purchase of higher priced products and services, such as the building- or factory-wide comprehensive installation of LED illuminations and production printing products. Separately, to assist in the recovery of the Tohoku area after the Great East Japan Earthquake, Ricoh has established a new recycling center in the Tohoku area and plans to expand its toner production capacity in the Tohoku area. To date, Ricoh has contributed ¥0.3 billion and established a Recovery Support Department to strengthen its recovery efforts and support the mid- to long-term recovery of the affected areas.

During fiscal year 2012, Ricoh secured a large share of the color copier and multifunctional equipment markets in Japan and abroad based on the number of units sold. To achieve such result, Ricoh worked to strengthen its product competitiveness. In addition, to offer products that are more environmentally friendly, Ricoh has been working to develop lower fusing temperature toners that use less energy per print page, and launched toners that can fuse particles at temperatures as low as 120 C degrees during fiscal year 2012. Ricoh also started to shift its overseas marketing approach from a product-driven marketing approach to a customer-centric marketing approach. In order to increase Ricoh’s share-of-wallet, Ricoh provided customers with high value added product-service combinations for copier and multifunctional equipment, printers and other equipment.

Ricoh has also been working to transform the business structure of its services business. For example, during fiscal year 2012, Ricoh reinforced its MDS and obtained MDS orders from several global customers. As a result of such efforts, Ricoh’s MDS sales increased by 20% as compared to the previous fiscal year and Ricoh is now recognized as a top player in the market. In addition, sales of Ricoh’s network system solutions business increased by 10% for fiscal year 2012 compared to fiscal year 2011. Ricoh has worked to strengthen its the core and its adjacent businesses while connecting value chains of products and services, and is now starting to see fruits of its efforts.

Ricoh also achieved business growth in the emerging markets. For fiscal year 2012, Ricoh expanded its MFP market share in China and the Asia Pacific based on the number of units sold. In addition, Ricoh strengthened its product competitiveness in China by, for example, launching printers and A4 MFPs designed and developed specifically for the Chinese market. Ricoh also established during fiscal year 2012 a new research center in India and a new affiliated sales company in Vietnam.

In addition, Ricoh worked to strengthen its production printing business during fiscal year 2012. For example, Ricoh focused its attention on strengthening the competitiveness of its production printing products. More specifically, Ricoh launched a new product in the light volume segment of cut sheet printers. This new product boosted Ricoh’s market share in terms of color cut sheet printers based on the number of units sold. Ricoh also unveiled wide format color inkjet production printing printers and full color continuous feed production printing printers. Ricoh believes wide format and continuous feed printing will be a growth business in the future. As a result of its efforts, Ricoh recorded an increase in revenue in its production printing business for fiscal year 2012. In the future, Ricoh hopes to further improve its product competitiveness and cultivate the corporate printing market vertically.

Ricoh also worked to further develop its new businesses during fiscal year 2012. For example, it launched new products such as projectors, LED tubes, video conference systems, thermal rewritable products, and mobile devices called EWS. With respect to its projector business, Ricoh added ultra-short-throw projectors to its product lineup and was ranked fourth in terms of market share in Japan based on the number of units sold. More than 50% of Ricoh’s LED tube customers are new customers and Ricoh expects that it will one day be able to generate some new business from these customers by selling its other products to these customers. In addition, Ricoh launched UCS in Japan during fiscal year 2012 and prepared for the launch of such business in the overseas market during fiscal year 2012.

By “establish highly efficient management,” Ricoh means that it will work to create a corporate environment through which its growth strategies can be accelerated. More specifically, Ricoh will strive to realize a corporate culture that encourages the accelerated implementation of growth strategies that seek to achieve in-depth restructuring as part of the Corporate Restructuring and Growth Program (“CRGP”) , which Ricoh started in fiscal year 2009. Ricoh intends to achieve this restructuring by (1) streamlining its sales systems, (2) reviewing non-profitable businesses and deciding either to support and turn around such businesses or withdraw from such businesses, (3) integrating production sites and shifting resources to growth areas, (4) encouraging operational re-engineering, such as re-engineering its business processes, streamlining redundant operations and reorganizing headquarter functions, (5) relocating approximately 15,000 personnel to new growth areas and reducing personnel headcount by approximately 10,000 persons, (6) reducing purchase costs by centralizing purchase functions and aggregating purchase orders and (7) reviewing its development processes (such as the “create without making” process, which means to develop products without incurring costs arising from test models) and strengthening its support for low cost development. In addition, as part of the 17th MTP and to investment in its future growth, Ricoh intends to (1) make capital investments of approximately ¥200.0 billion during fiscal years 2012 to 2014 (which will be maintained on an annual basis at current levels equivalent to depreciation), (2) maintain R&D expenses at 5-6% of net sales (which it intends to use to expand into new business areas and streamline existing business areas while also engaging in product development for emerging markets) and (3) expand its business infrastructure in new areas and growth areas (which it intends to accomplish by reallocating resources and implementing strategic investments into new business areas).

To improve the allocation of human resources, Ricoh spent ¥34.1 billion during fiscal year 2012, and plans to spend ¥25 billion during fiscal year 2013. Ricoh is starting to see the benefits of its restructuring efforts and aims to achieve ¥70 billion of cost savings through these restructuring efforts by the end of fiscal year 2014. More specifically, in connection with restructuring its sales force in Japan, Ricoh is working to improve its sales and post-sales service productivity by, for example, introducing satellite offices and mobile-based work arrangements so that its sales force can increase its contact with customers and thereby increase sales.

Ricoh started fiscal year 2012 targeting ¥70 billion in operating income; but ended the fiscal year with a loss of ¥18 billion. This was primarily because during fiscal year 2012 Ricoh was profoundly affected by a series of unexpected events, including the Great East Japan Earthquake and the flood in Thailand and also extraordinary events such as restructuring costs, foreign exchange losses due to the continuing appreciation of the Japanese Yen relative to other currencies, the Eurozone crisis and impairment loss. Had these events, which are estimated to have reduced Ricoh’s operating income by ¥73 billion, not occurred, Ricoh would have achieved ¥70 billion of operating income in fiscal year 2012. In light of these unexpected and extraordinary events, Ricoh has revised its financial targets that it set to achieve by March 2014 in connection with the 17th MTP. The net sales target figure has been reduced from ¥2,400 billion or higher to ¥2,100 billion or higher. The operating income target figure has been reduced from ¥210 billion or higher to ¥150 billion or higher. In addition, Ricoh was aiming to generate an aggregate of ¥200 billion of free cash flow (which is the sum of cash flows from operating activities plus cash flows from investing activities) over the three year period of the 17th MTP. However, because Ricoh recorded a negative cash flow of ¥101.2 billion for fiscal year 2012, Ricoh has reduced its free cash flow target figure to approximately ¥50 billion over the three year period of the 17th MTP. The target figure for Ricoh’s shareholder return ratio (the ratio of payments dividend out of net income) remains the same at approximately 30%.

SALES AND DISTRIBUTION

Ricoh continues to utilize the following three marketing and sales channels for the distribution of its products to end-user customers in Japan: (1) direct sales by Ricoh to end-user customers through domestic subsidiaries and affiliates, (2) sales through independent dealers of office equipment and (3) sales through independent office supply wholesalers and retailers. Ricoh estimates that over one-half of its PPC/MFP and laser printer sales in Japan by revenue are derived from its direct sales channels to end-user customers, with the remaining balance being divided between sales through independent dealers of office equipment and independent office supply wholesalers and retailers.

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

With respect to direct sales to end-user customers, Ricoh recognizes revenue for sales upon the delivery and installation of equipment. Revenue from the sales of equipment under sales-type leases is recognized as product sales at the inception of the lease. With respect to sales through independent dealers or independent office supply wholesalers and retailers, Ricoh recognizes revenue upon the delivery of the equipment to such independent dealers or independent office supply wholesalers and retailers. Information regarding the methods by which Ricoh recognizes revenue is also set forth in Item 5. Critical Accounting Policies and Note 2 to the Consolidated Financial Statements which are included in this annual report.

AFTER-SALES SERVICE

Ricoh provides repair and maintenance services for its products to end-user customers based on the belief that periodic and timely maintenance services are essential in preserving Ricoh’s market share in the relevant products. These maintenance services are provided to end-user customers pursuant to maintenance service contracts customarily entered into at the time the equipment is originally sold to the end-user customer.

In Japan, repair and maintenance services are generally provided by Ricoh’s service specialists. Ricoh’s service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. The total number of Ricoh’s sales and service personnel in Japan is approximately 19,800. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers in the overseas market who purchase Ricoh products. The total number of Ricoh’s overseas sales and service personnel is approximately 44,700.

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

PRINCIPAL MARKETS

Ricoh distributes its products and competes in the following four geographic areas: Japan, the Americas, Europe and Other. In the aggregate, Ricoh’s sales decreased in fiscal year 2012. As noted below, for fiscal year 2012, net sales in Japan, the Americas, Europe and Other as a percentage of total net sales were 46.6%, 24.6%, 21.5% and 7.3%, respectively. The table below breaks down for each geographic area the total net sales amount and percentage of such net sales amount as compared against total net sales for each of the last three fiscal years.

SALES BY GEOGRAPHIC AREA

	Millions of Yen (except for percentages to net sales) For the Year Ended March 31,
	2010		2011		2012
Japan	¥876,498	43.5%	¥875,819	45.1%	¥886,425	46.6%
The Americas	558,942	27.7	520,000	26.8	468,728	24.6
Europe	456,563	22.6	415,189	21.4	408,542	21.5
Other	123,808	6.2	130,328	6.7	139,782	7.3

Total	¥2,015,811	100.0%	¥1,941,336	100.0%	¥1,903,477	100.0%

Note:

(1)	Sales amounts set forth in the above table are based on the location of the purchaser (external customer) of the product. For example, if the product is manufactured in Japan and sold to an external customer located in the United States, such sale would be recorded as a sale in the Americas.

(1) Japan

In Japan, the business environment surrounding Ricoh continued to be unfavorable due mainly to a series of events including the adverse effect of the Great East Japan Earthquake followed by the flood in Thailand on Ricoh’s supply chain, the shortfall in electrical power supply and the sharp appreciation of the Japanese Yen against the U.S. Dollar and the Euro. In the Imaging & Solutions operating segment, Ricoh worked to restructure its sales infrastructure with Ricoh Japan Corporation as its main sales company in Japan. By centralizing the management functions relating to sales in Japan at Ricoh Japan Corporation, Ricoh expects to improve its management efficiency and decision making process such that it can promptly respond to the diversifying needs of its customers. In the Industrial Products operating segment, sales of semiconductor devices and thermal media decreased as compared to fiscal year 2011. Sales in the Other operating segment increased as compared to fiscal year 2011 due primarily to additional digital cameras sales recorded in light of Ricoh’s acquisition of the PENTAX imaging systems business from HOYA Corporation during fiscal year 2012.

(2) The Americas

In the Americas, economic conditions remained unpredictable despite the recovery in individual consumption and capital investments. While Ricoh’s efforts to strengthen its overall sales structure and expand its sales channel through the acquisition of IKON contributed to sales in the Americas, such efforts were not sufficient to overcome the appreciation of the Japanese Yen against the U.S. Dollar. As a result, overall sales in the Americas decreased compared to fiscal year 2011.

(3) Europe

In Europe, the economic condition remained uncertain due to the widening of intra-regional economic disparities in light of the financial crisis and increase in unemployment in some of the European countries. In addition, the sharp depreciation of the Euro relative to other foreign currencies contributed to such uncertain economic conditions.

(4) Other

The Other geographic area includes China, South East Asia and Oceania. In light of the expanding economies in the emerging markets, including China and India, Ricoh strengthened its sales force in the emerging markets during fiscal year 2012 and recorded increased sales in all operating segments in this geographic area compared to fiscal year 2011.

COMPETITION

The office equipment industry in which Ricoh primarily competes remains highly competitive and Ricoh continues to encounter intense competition in its Imaging & Solutions operating segment. Furthermore, competition in each of the product categories in the Imaging & Solutions operating segment is expected to increase in the future as Ricoh’s competitors enhance and expand their product and service offerings. For example, in response to the trend in the office equipment market towards digital networking systems and the shift in customers’ demands towards color products, Ricoh’s competitors are introducing a range of color products and digital networking systems, thereby increasing the level of competition in these products. This increase in competition may result in price reductions and decreases in profitability as well as market share in these products. Ricoh seeks to prevail over the intense competition in the office equipment market by providing customers with equipment that optimizes the TCO of such equipment and enhancing office productivity and efficiency. However, Ricoh cannot provide assurance that it will be able to compete successfully against existing or future competitors. Moreover, Ricoh may face competition from some of its current customers and companies with which Ricoh has strategic business relationships.

The size and number of Ricoh’s competitors vary across its product categories, as do the resources allocated by its competitors to the markets Ricoh targets. Ricoh’s competitors may have greater financial, personnel and other resources than Ricoh has in a particular market or overall. These competitors may have greater resources available to them to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns than Ricoh. Competitors may also adopt more aggressive pricing policies for their products and make more attractive offers to potential customers, employees and strategic partners. These competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

Despite the intense competition in the office equipment industry, Ricoh’s management believes that Ricoh will be able to maintain and enhance its position in the global market because of its experience, expertise and technical capabilities as a leading provider of office and production printing equipment, and dedication to meet customers’ needs.

SEASONALITY

Sales in the Imaging & Solutions operating segment generally increase in March of each year, which is the end of the fiscal year for most Japanese companies. This is due to the increase in demand for these products as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. However, the effect of this seasonality on a consolidated basis has customarily been minimal. For example, sales generated during the month of March due to this seasonality accounted for 12.7% of Ricoh’s sales in Japan for fiscal year 2012. However, the effect of this seasonality on a consolidated basis was minimal for fiscal year 2012, as only 6.0% of Ricoh’s total consolidated sales for fiscal year 2012 was generated from sales in Japan during the month of March.

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

Ricoh also has many licenses and technical assistance agreements covering a wide variety of products. Such agreements grant Ricoh the right to use certain Japanese and foreign patents or the right to receive certain technical information. However, Ricoh is not materially dependent on any such single license or agreement, or any related group of licenses or agreements.

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

C. Organizational Structure

As of March 31, 2012, the Ricoh group includes the Company, 223 subsidiaries and seven affiliates located worldwide. In addition, starting from fiscal year 2011, Variable Interest Entities (“VIE”) have been consolidated into Ricoh. See Note [2] (u) and Note [4] to the Consolidated Financial Statements for additional information.

The Company is the parent of the Ricoh group. The Company heads the R&D activities of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

The following is a list of the principal subsidiaries of the Company as of March 31, 2012. None of the Company’s seven affiliates are considered material affiliates of Ricoh.

Company Name	Country of Formation	Proportion of Ownership Interest	Main Businesses
(Subsidiaries)
Ricoh Optical Industries Co., Ltd.	Japan	100.0	Manufacturing optical equipment
Hasama Ricoh, Inc.	Japan	100.0	Manufacturing parts for office equipment
Tohoku Ricoh Co., Ltd.	Japan	100.0	Manufacturing office equipment
Ricoh Unitechno Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Printing Systems, Ltd.	Japan	100.0	Manufacturing and sale of office equipment
Ricoh Elemex Corporation	Japan	100.0	Manufacturing and sales of office equipment and minuteness equipment
Ricoh Microelectronics Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Keiki Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Japan Corporation	Japan	100.0	Sale of office equipment
Ricoh Technosystems Co., Ltd.	Japan	100.0	Maintenance, service and sale of office equipment
Ricoh IT Solutions Co., Ltd.	Japan	100.0	Development and construction of network system
Ricoh Logistics System Co., Ltd.	Japan	100.0	Logistics services and custom clearances
Ricoh Leasing Co., Ltd.	Japan	51.1	General leasing
Ricoh Creative Service Co., Ltd.	Japan	100.0	Management of group facility, advertisement and printing
Pentax Ricoh Imaging Co., Ltd.	Japan	100.0	Manufacturing and sale of digital camera
Ricoh Electronics, Inc.	U.S.A.	100.0	Manufacturing office equipment and related supplies
Ricoh UK Products Ltd.	U.K.	100.0	Manufacturing office equipment
Ricoh Industrie France S.A.S.	France	100.0	Manufacturing office equipment and related supplies
Ricoh Asia Industry (Shenzhen) Ltd.	China	100.0	Manufacturing office equipment and related supplies
Shanghai Ricoh Digital Equipment Co., Ltd.	China	100.0	Manufacturing and sale of office equipment
Ricoh Components Asia (Hong Kong) Co., Ltd.	Hong Kong, China	100.0	Sale of parts for office equipment
Ricoh Components & Products (Shenzhen) Co., Ltd.	China	100.0	Manufacturing parts for office equipment
Ricoh Elemex (H.K.) Ltd.	Hong Kong, China	100.0	Sale of office equipment and minuteness equipment
Ricoh Manufacturing (Thailand) Ltd.	Thailand	100.0	Manufacturing office equipment
Pentax Ricoh Imaging Products (Philippines) Corporation	Philippines	100.0	Manufacturing digital camera
Ricoh Americas Holdings, Inc.	U.S.A.	100.0	Holding company in the U.S.A.
Ricoh Americas Corporation	U.S.A.	100.0	Sale of office equipment
Ricoh Canada Inc.	Canada	100.0	Sale of office equipment
IKON Office Solutions, Inc.	U.S.A.	100.0	Sale of office equipment
Ricoh Printing Systems America, Inc.	U.S.A.	100.0	Manufacturing and sales of office equipment
Ricoh Production Print Solutions, LLC	U.S.A.	100.0	Sale of office equipment

Company Name	Country of Formation	Proportion of Ownership Interest	Main Businesses
Pentax Ricoh Imaging Americas Corporation	U.S.A.	100.0	Sale of digital camera
Ricoh Europe Holdings PLC	U.K.	100.0	Holding company in Europe
Ricoh UK Ltd.	U.K.	100.0	Sale of office equipment
Ricoh Deutschland GmbH	Germany	100.0	Sale of office equipment
Ricoh France S.A.S	France	100.0	Sale of office equipment
Ricoh Italia S.R.L.	Italy	100.0	Sale of office equipment
Ricoh Espana S.L.U.	Spain	100.0	Sale of office equipment
Ricoh Belgium N.V.	Belgium	100.0	Sale of office equipment
Ricoh Nederland B.V.	Netherlands	100.0	Sale of office equipment
Ricoh Europe SCM B.V.	Netherlands	100.0	Sale of office equipment
Ricoh Schweiz AG	Switzerland	100.0	Sale of office equipment
Ricoh Sverige AB.	Sweden	100.0	Sale of office equipment
Pentax Ricoh Imaging France S.A.S.	France	100.0	Sale of digital camera
Ricoh Finance Nederland B.V.	Netherlands	100.0	Corporate finance
Ricoh China Co., Ltd.	China	100.0	Sale of office equipment
Ricoh Hong Kong Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh Asia Industry Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh Asia Pacific Pte Ltd	Singapore	100.0	Sale of office equipment
Ricoh Asia Pacific Operations Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh Thailand Ltd.	Thailand	100.0	Sale of office equipment
Ricoh India Ltd.	India	73.6	Sale of office equipment
Ricoh Australia Pty, Ltd.	Australia	100.0	Sale of office equipment
And 170 other subsidiaries
(Affiliates)
7 affiliates (none of which are material affiliates)

Notes:

(1)	Proportion of ownership interest includes indirect ownership.
(2)	Ricoh Leasing Co., Ltd. is the only subsidiary of the Company that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.
(3)	IKON Office Solutions, Inc. changed its name to Ricoh USA, Inc. in April 2012.

D. Property, Plant and Equipment

Ricoh manufactures its products primarily in fifteen plants in Japan and eleven plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. None of Ricoh’s plants are subject to any material environmental issues that may affect the extent to which Ricoh is able to utilize such plants. The following table gives certain information as of March 31, 2012 regarding the Company’s and its subsidiaries’ principal manufacturing and other facilities. With the exceptions of GR Advanced Materials Ltd., the manufacturing and other facilities listed below have floor space exceeding 10,000 square meters.

Name (Location)	Floor space	Principal activities and products manufactured
	(in thousands of square meters)
Japan:
Ricoh Company, Ltd.
Ohmori Plant (Tokyo)	54	Parts relating to copiers
Atsugi Plant (Kanagawa)	73	Office equipment and other products
Numazu Plant (Shizuoka)	105	Paper and toner
Ikeda Plant (Osaka)	27	Electronic devices
Fukui Plant (Fukui)	34	Papers and toner
Gotenba Plant (Shizuoka)	70	Office equipment
Yashiro Plant (Hyogo)	34	Electronic devices
Ricoh Technology Center (Kanagawa)	127	R&D
Head Office (Tokyo)	21	Head office and marketing of office equipment
Research & Development Center (Kanagawa)	17	R&D
System Center (Tokyo)	10	Information system center, marketing of office equipment and other business
Ginza Office (Tokyo)	11	Marketing of office equipment and other business
Shin-Yokohama office (Kanagawa)	40	Marketing of office equipment, other business and related services
Katsuta office (Ibaraki)	54	R&D of production printing products
Subsidiaries:
Ricoh Optical Industries Co., Ltd. (Iwate)	23	Optical equipment
Tohoku Ricoh Co., Ltd. (Miyagi)	64	Office equipment, toner and parts relating to copiers and duplicators
Hasama Ricoh, Inc. (Miyagi)	14	Parts relating to copiers and data processing equipment
Ricoh Unitechno Co., Ltd. (Saitama)	20	Office equipment
Ricoh Elemex Corporation. (Aichi)	45	Office equipment and measuring equipment
Ricoh Microelectronics Co., Ltd. (Tottori)	12	Printed circuit boards and electronic components
Ricoh Keiki Co., Ltd. (Saga)	10	Printed circuit boards and parts relating to copiers
Ricoh Printing Systems, Ltd. (Ibaraki)	54	Printers and production printing products

Name (Location)	Floor space	Principal activities and products manufactured
	(in thousands of square meters)
Overseas:
Ricoh Electronics, Inc. (Irvine, Santa Ana and Tustin, California and Lawrenceville, Georgia, U.S.A.)	113	Copiers, parts relating to copiers, toner and thermal paper
Ricoh UK Products Ltd. (Telford, United Kingdom)	36	Copiers, parts relating to copiers and toner
Ricoh Industries France S.A.S. (Colmar, France)	49	Copiers, parts relating to copiers and thermal paper
Ricoh Asia Industry (Shenzhen) Ltd. (Shenzhen, China)	42	Copiers, parts relating to copiers, and toner
Ricoh Components & Products (Shenzhen) Ltd. (Shenzhen, China)	54	Printed circuit boards and electronic components
Ricoh Thermal Media (Wuxi) Co., Ltd. (Shenzhen, China)	24	Direct thermal paper and thermal transfer ribbon
Shanghai Ricoh Digital Equipment Co., Ltd. (Shanghai, China)	32	Copiers, facsimile equipment and parts relating to copiers
Ricoh Manufacturing (Thailand) Ltd. (Rayong, Thailand)	38	Printers and parts relating to printers
GR Advanced Materials Ltd. (Scotland, United Kingdom)	8	Supplies relating to duplicators
Pentax Ricoh Imaging Products (Philippines) Corporation (Cebu, Philippines)	16	Digital camera equipment
Pentax Ricoh Imaging Products (Vietnam) Corporation (Hanoi, Vietnam)	17	Optical equipment

Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investments in manufacturing facilities are being considered for its long-term success.

Item 4.A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

Ricoh is engaged primarily in the development, manufacturing, sales and servicing of office automation equipment, such as PPCs/MFPs, laser printers, GELJET printers, production printing products and facsimile machines, as well as semiconductor devices, digital cameras and thermal media. Ricoh supports its office automation equipment business by offering customers various “solution” systems that work with personal computers and servers, network systems, application software and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh’s product support services include assisting customers in setting up their information technology environment or network. More recently, Ricoh has further expanded its businesses to manufacture and sell products such as projectors, LED tubes, video conference systems, thermo-sensitive media devices (such as re-writable thermal media devices), and mobile devices called EWS (which stands for “eWriter Solutions”).

Ricoh distributes its products and competes in the following four geographic areas: (1) Japan, (2) the Americas, (3) Europe and (4) Other, which includes China, Southeast Asia and Oceania. For additional information on Ricoh’s business, see Item 4.B. Information on the Company – Business Overview.

Because of the global nature of Ricoh’s operations, Ricoh’s results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Furthermore, competition in the businesses Ricoh operates has increased significantly and is likely to continue increasing in the future. Recent notable trends in the office solutions business include (1) increased demand for lower-priced products such as MFPs that only print on A4-sized paper, particularly in emerging countries, (2) increased demand for comprehensive services that reduce the TCO of a product and/or that streamline the overall workflow of the business process (not just the document process), particularly in developed countries, and (3) increased demand for solutions that enable customers to reduce their environmental impact and improve the sustainability of their operations.

Historically, Ricoh’s revenues have been derived mainly from the manufacturing and sale of equipment (such as copiers and printers originally, and PPCs/MFPs more recently in light of the trends toward digitization, color printing and high volume printing). In recent years, the key factor to achieve revenue growth has been the expansion of available product lines and areas of services to respond to the increasingly diverse needs of customers. Although the global economy has not yet recovered from its recent downturn, Ricoh remains focused on achieving sustained growth to remain competitive. To achieve such growth, Ricoh has striven to broaden its revenue and earnings base by expanding its available product lines and areas of service. More specifically, in light of the recent trends, Ricoh’s strategies include (1) introducing variable product lines such as MFPs, laser printers and production printers with advanced features, (2) introducing MFPs that only print on A4-sized paper and strengthening its sales structure in emerging countries, (3) expanding and strengthening its global MDS business and IT service business by making capital investments such that the Ricoh group as a whole on a global basis is able to provide such services at a high quality level, (4) expanding its new businesses, such as its projectors and UCS businesses taking into consideration developments in the mobile and cloud communication businesses such that it can propose and create new ways of conducting business, and (5) enhancing offerings of products with environmentally-friendly features such that it can provide customers with the ability to reduce their environmental impact and improve the sustainability of their business operations (which Ricoh refers to as “Total Green Office Solution”). In addition, Ricoh’s recent entry into the eco solution business (i.e., to manufacture and sell LED tubes and provide related installation services) enables it to offer environmentally friendly and energy efficient products for the office environment. To achieve these strategies and capture the trends in the office solutions business, Ricoh focused its R&D investments on creating new products and delivering new services that provide added value for its customers during fiscal year 2012.

In addition, Ricoh continues to steadily improve its operational efficiency through cost-cutting measures across its business units, which includes the reduction of production costs and the streamlining of its business structure, as well as supply chain management. As part of its strict cost management policy, Ricoh continues to analyze the cost structure of its products at the design phase so that it can minimize production costs.

While the global economy showed some signs of moderate recovery during fiscal year 2012, difficult economic conditions persisted. Economies in the U.S. and Europe showed signs of recovery; however, the debt crisis in Europe and the political instability in the Middle East and North Africa caused uncertainties to remain in the global market. In addition, in light of such uncertainties, crude oil prices increased. Despite such economic environment, Asian countries, mainly China, maintained a high level of economic growth and was a driving force of the global economy. While the Japanese economy showed some signs of a modest recovery during fiscal year 2012, in part due to the economic stimulus measures implemented by the Japanese government and the increase in exports to emerging countries, it continued to face challenging conditions as the Japanese Yen appreciated relative to other currencies (such as the U.S. Dollar and the Euro). The Japanese economy also showed signs of deflation, and the Great East Japan Earthquake and the flood in Thailand affected many Japanese companies’ operations. In addition, electricity was in short supply in Japan stemming from the Great East Japan Earthquake. Ricoh’s shipments and manufacturing of products were delayed in light of disruptions to the transportation infrastructure and the shortage of fuel and materials caused by the Great East Japan Earthquake and the flood in Thailand. While Ricoh quickly implemented measures to respond to the disruptions caused by the earthquake in Japan and the flood in Thailand, Ricoh recorded a loss of approximately ¥15.0 billion in fiscal year 2012. As a result of such extraordinary events, Ricoh missed certain business opportunities otherwise available and incurred increased air freight costs to meet delivery deadlines.

Ricoh’s consolidated net sales for fiscal year 2012 decreased by 2.0% to ¥1,903.4 billion, from ¥1,941.3 billion for fiscal year 2011, due primarily to the decrease in net sales in its Imaging & Solutions operating segment and the Industrial Products operating segment. This decrease was due mainly to the depreciation of the U.S. Dollar and the Euro against the Japanese Yen. Net sales would have increased by 1.2% excluding the effects of foreign currency exchange fluctuations. Cost of sales decreased by 0.1% for fiscal year 2012. Cost of sales decreased at a rate less than the rate at which net sales decreased as compared to the previous fiscal year, due primarily to the appreciation of Japanese Yen. Due to the appreciation of the Japanese Yen, local currency-denominated export sales of products primarily manufactured in Japan and distributed and sold by the Company to its overseas customers through its subsidiaries in the Americas and Europe caused Ricoh to generate lower sales margin in terms of Japanese Yen as these subsidiaries were not able to increase the sales price of its products to make up for the shortfall arising from the appreciation of the Japanese Yen due to the competitive environment. As a result, gross profit decreased by 4.6% for fiscal year 2012 as compared to fiscal year 2011. Selling, general and administrative expenses decreased by 3.5% as compared to fiscal year 2011, due primarily to group-wide cost reduction efforts in the manufacturing and sales operations as well as the effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. Restructuring charges for fiscal year 2012 increased by ¥29.3 billion to ¥30.1 billion from ¥0.8 billion for fiscal year 2011. Ricoh initiated restructuring activities in order to enhance competitiveness and improve profitability. The fiscal year 2012 restructuring charges of ¥30.1 billion consisted of ¥22.6 billion recorded by the Company and its domestic subsidiaries, and ¥7.5 billion recorded by its overseas subsidiaries.

KEY PERFORMANCE INDICATORS

The following table shows changes for the last three fiscal years in the key performance indicators that Ricoh’s management used in assessing its performance for the last three fiscal years. Ricoh’s management considers these indicators to be important in monitoring and evaluating its performance to meet the expectation of its shareholders.

	For the year ended March 31,
	2010	2011	2012
Net sales (in billions of Yen)	2,015.8	1,941.3	1,903.4
Operating income to net sales ratio(1)	3.3%	3.0%	(0.9%)
Return on assets(2)	1.1%	0.8%	(2.0%)
Inventory turnover within months(3)	1.70	1.79	2.03
Interest-bearing debt (in billions of Yen)	684.4	629.6	741.8

Notes:

(1)	Operating income to net sales ratio = Operating income divided by net sales.
(2)	Return on assets = Net income divided by average total assets for the fiscal year.
(3)	Inventory turnover within months = Inventory divided by average monthly cost of sales.

In fiscal year 2012, Ricoh’s consolidated net sales decreased by 2.0% to ¥1,903.4 billion, from ¥1,941.3 billion for fiscal year 2011, due primarily to the decrease in net sales in the Imaging & Solutions operating segment and the Industrial Products operating segment. Operating income to net sales ratio decreased by 3.9 percentage points to -0.9% from 3.0% for fiscal year 2011 due primarily to the decrease in operating income resulting from the decrease in net sales and the increase in selling, general and administrative expenses. Return on assets decreased by 2.8 percentage points to -2.0% from 0.8% for fiscal year 2011 due mainly to a decrease in net income. Inventory turnover within months increased by 0.24 points because sales volume around the fiscal year end, particularly in the Americas, was less than the sales volume targets set forth in its production plans for fiscal year 2012. Interest-bearing debt increased by ¥112.2 billion due primarily to the decrease in cash generated by its operating activities. In addition, the issuance of debt to pay severance-related expenses and other restructuring charges, and to acquire the PENTAX imaging systems business from HOYA Corporation in October 2011 also contributed to the increase in interest-bearing debt.

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

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis; and the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. If these criteria are not met, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

Allowance for Doubtful Receivables

Ricoh performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by Ricoh’s review of the customers’ credit information. Ricoh continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that Ricoh has identified. While such credit losses have historically been within Ricoh’s expectations and the provisions established, Ricoh cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of Ricoh’s customers could result in a material impact on Ricoh’s consolidated results of operation and financial position.

The following table illustrates Ricoh’s allowance for doubtful receivables for finance receivables for fiscal years 2010, 2011 and 2012.

Description	2010	2011	2012
	(Millions of Yen)
Finance receivables	654,016	666,757	697,939
Allowance for Finance receivables	(11,919)	(12,299)	(10,219)
Allowance ratio	1.8%	1.8%	1.5%

The decrease in the allowance ratio in fiscal year 2012 as compared to fiscal year 2011 was due primarily to a recovery of more than 60% of the allowance provided in fiscal year 2011 as a result of the Great East Japan Earthquake.

The following table illustrates Ricoh’s allowance for doubtful receivables for trade receivables by geographic location for fiscal years 2010, 2011 and 2012.

Description	Japan	Americas	Europe	Other	Total
	(Millions of Yen)
For the year ended March 31, 2010:
Trade receivables	241,129	94,597	129,919	21,797	487,442
Allowance for doubtful receivables	(6,192)	(3,960)	(6,068)	(688)	(16,908)
Allowance ratio	2.6%	4.2%	4.7%	3.2%	3.5%

For the year ended March 31, 2011:
Trade receivables	241,443	72,129	128,950	23,299	465,821
Allowance for doubtful receivables	(7,930)	(2,210)	(6,007)	(617)	(16,764)
Allowance ratio	3.3%	3.1%	4.7%	2.6%	3.6%

For the year ended March 31, 2012:
Trade receivables	255,208	75,306	127,487	25,593	483,594
Allowance for doubtful receivables	(8,579)	(1,832)	(5,313)	(656)	(16,380)
Allowance ratio	3.4%	2.4%	4.2%	2.6%	3.4%

In fiscal year 2011, allowance ratio increased in Japan as compared to fiscal year 2010 due to the Great East Japan Earthquake. The allowance ratio in the Americas decreased due to further recovery of financial market conditions since the 2008 crisis.

In fiscal year 2012, allowance ratio in the Americas and Europe decreased as compared to fiscal year 2011 improved collection efforts and a decrease in outstanding old debt receivables the were due.

Pension Accounting

The amounts recognized in the consolidated financial statements relating to employees’ severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees’ severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service and other factors. Among these assumptions, the expected long-term rate of return on plan assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2012, Ricoh recognized and reflected in its consolidated balance sheets the funded status of its pension plans (equal to the difference between the fair value of plan assets and the projected benefit obligations) in the total amount of ¥165.6 billion.

For fiscal years 2010, 2011 and 2012, Ricoh used expected long-term rates of return on pension plan assets of 3.2%, 2.9% and 2.9%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 25%, 50%, 20% and 5% of the plan assets are projected to be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2012, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2010, 2011 and 2012 were approximately 15.5% (gain), 2.2% (gain) and 4.7% (gain), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumption, Ricoh’s weighted average discount rates for fiscal years 2010, 2011 and 2012 were 3.7%, 3.4% and 2.9%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh’s pension plans as of March 31, 2012.

Change in Assumption	Change in Pension Benefit Obligations	Change in Pre-Tax Pension Expenses
(Billions of Yen)
50 basis point increase / decrease in discount rate	– /+ ¥29.5	– /+ ¥1.6
50 basis point increase / decrease in expected return on assets	—	– /+ ¥1.5

Recovery of the Carrying Values of Impairment of Long-Lived Assets and Goodwill

As of March 31, 2012, the aggregate carrying value of Ricoh’s long-lived assets and goodwill was ¥576.6 billion, which accounted for 25.2% of Ricoh’s total consolidated assets. Ricoh believes that the recovery of long-lived assets and goodwill are critical to Ricoh’s financial statements because an impairment charge could significantly affect its results of operations.

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

Ricoh also reviews the carrying value of its goodwill for impairment annually at December 31 and when a triggering event occurs between annual impairment tests.

At first step testing, Ricoh determines the estimated fair values of each reporting units by applying income approach and cost approach that is applied only when the fair value based on it is higher than that on income approach.

For purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Ricoh uses its forecasts to estimate future cash flows and includes an estimate of long-term future growth rates. Ricoh derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. Ricoh uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts.

For purposes of the cost approach, fair value is determined based on the estimated realization or liquidity level, which considered prices and other relevant information generated by market transactions involving comparable assets and liabilities.

Ricoh completed its annual impairment assessment of goodwill for fiscal years 2010, 2011 and 2012. For fiscal years 2010 and 2011, Ricoh and determined that no impairment charge was necessary. For fiscal year 2012, as a result of first step testing, carrying amount of production printing reporting unit exceeded its fair value estimated by using both the income approach and the cost approach due to worsening economic circumstances. Consequently, Ricoh determined that second step testing is needed for only production printing reporting unit. At second step testing of goodwill of production printing reporting unit, to determine the implied fair value of goodwill, Ricoh assigned the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. As a result, the implied fair value of goodwill assigned to production printing reporting unit was measured at zero and Ricoh recorded impairment charge of ¥27,491 million. Ricoh also performed a reconciliation of the aggregate fair values of its reporting units to Ricoh’s adjusted market capitalization to assess the reasonableness of the estimated fair values of its reporting units. Ricoh determined its adjusted market capitalization based on the quoted price of its shares and an assumed control premium within a range of observable recent similar transactions.

While Ricoh believes that its estimates of future cashflows are reasonable, different assumptions regarding such cashflows could materially affect Ricoh’s evaluations.

Impairment of Securities

Individual securities classified as available-for-sale securities are reduced to their fair market value by a charge to income for declines in value that are not temporary. Factors considered in assessing whether impairment other than temporary impairment exists include: (1) the financial condition and near term prospects of the issuer and (2) the intent and ability of Ricoh to retain such investment for a period of time sufficient to allow for any anticipated recovery in market value. Ricoh believes that impairment of securities is critical for its financial statements because it holds significant amounts of securities, the recoverability of which or lack thereof, could significantly affect its results of operations.

Ricoh recognized asset impairment charge for its securities that could be determined to be other than temporary in the amounts of ¥0.1 billion, ¥1.8 billion and ¥5.0 billion for fiscal years 2010, 2011 and 2012, respectively. On the other hand, Ricoh believes that the decline in fair value of securities not recognized impairment charges in statement of operations are to be temporary as a result of considering above conditions. In addition, there are no significant unrealized holding losses of securities at March 31, 2012 as described in Note [5] to the Consolidated Financial Statements.

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

A. Operating Results

The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

	Millions of Yen (except percentages)						Thousands of U.S. Dollars	% Change
	2010		2011		2012		2012(1)	2011	2012
Net sales
Products	¥964,974		¥935,280		¥876,399		$10,687,793	(3.1)	(6.3)
Post sales and rentals	951,740		901,402		920,827		11,229,597	(5.3)	2.2
Other revenue	99,097		104,654		106,251		1,295,744	5.6	1.5

Total	2,015,811	100.0%	1,941,336	100.0%	1,903,477	100.0%	23,213,134	(3.7)	(2.0)

Cost of sales
Products	681,863		647,155		626,426		7,639,341	(5.1)	(3.2)
Post sales and rentals	434,182		427,796		448,478		5,469,244	(1.5)	4.8
Other revenue	78,227		77,444		75,951		926,232	(1.0)	(1.9)

Total	1,194,272	59.2%	1,152,395	59.4%	1,150,855	60.5%	14,034,817	(3.5)	(0.1)

Gross profit	821,539	40.8%	788,941	40.6%	752,622	39.5%	9,178,317	(4.0)	(4.6)
Selling, general and administrative expenses	753,285	37.4%	729,220	37.6%	703,511	37.0%	8,579,402	(3.2)	(3.5)
Restructuring charges	—	—	885	0.0%	30,169	1.6%	367,915	—	—
Loss on impairment of goodwill	—	—	—	—	27,491	1.4%	335,256	—	—
Loss on impairment of long-lived assets	2,353	0.1%	765	0.0%	9,519	0.4%	116,085	(67.5)	—

Operating income (loss)	65,901	3.3%	58,071	3.0%	(18,068)	(0.9)%	(220,341)	(11.9)	—

Other (income) expenses:
Interest and dividend income	(3,471)		(2,985)		(3,129)		(38,159)
Interest expense	8,139		8,528		6,979		85,110
Foreign currency exchange loss, net	5,159		5,956		4,355		53,110
Loss on impairment of securities	169		1,844		5,012		61,122
Other, net	(1,177)		559		652		7,951

Total	8,819	0.4%	13,902	0.7%	13,869	0.7%	169,134	57.6	(0.2)

Income before income taxes and equity in earnings of affiliates	57,082	2.8%	44,169	2.3%	(31,937)	(1.7)%	(389,476)	(22.6)	—

Provision for income taxes	28,065	1.4%	22,410	1.2%	8,223	0.4%	100,280	(20.1)	(63.3)

Equity in earnings of affiliates	6		(22)		39		476

Consolidated net income	29,023	1.4%	21,737	1.1%	(40,121)	(2.1)%	(489,280)	(25.1)	—

Net income attributable to noncontrolling interests	1,979	0.1%	3,107	0.2%	4,439	0.2%	54,134	57.0	42.9

Net income attributable to Ricoh Company, Ltd.	27,044	1.3%	18,630	1.0%	(44,560)	(2.3)%	(543,414)	(31.1)	—

	YEN							Change
Reference: Exchange Rates*	2010		2011		2012			2011	2012
US$ 1	¥92.91		¥85.77		¥79.08			¥(7.14)	¥(6.69)
EURO 1	¥131.21		¥113.28		¥109.05			¥(17.93)	¥(4.23)
*	These rates are the annual average exchange rates calculated by Ricoh using the daily average TTM rates published by The Bank of Tokyo-Mitsubishi UFJ, Ltd. These rates are used when consolidating the financial results of Ricoh’s overseas subsidiaries with those of the Company.

Note:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2012,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2012, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥82 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2012.

SALES BY PRODUCT

	Millions of Yen (except for percentages)						Thousands of U.S. Dollars	% Change
	2010		2011		2012		2012(1)	2011	2012
Imaging & Solutions
Imaging Solutions	¥1,614,347	80.1%	¥1,531,219	78.9%	¥1,471,827	77.3%	$17,949,110	(5.1)	(3.9)
Network System Solutions	175,370	8.7	181,411	9.3	198,945	10.5	2,426,158	3.4	9.7
Industrial Products	101,692	5.0	106,830	5.5	96,584	5.1	1,177,854	5.1	(9.6)
Other	124,402	6.2	121,876	6.3	136,121	7.1	1,660,012	(2.0)	11.7

Total	¥2,015,811	100.0%	¥1,941,336	100.0%	¥1,903,477	100.0%	$23,213,134	(3.7)	(2.0)

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2012,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2012, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥82 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2012.
(2)	The above consolidated financial data set forth net sales to external customers by product.

Fiscal Year 2012 Compared to Fiscal Year 2011

Net sales. Consolidated net sales for fiscal year 2012 decreased by 2.0% (or ¥37.9 billion) to ¥1,903.4 billion from ¥1,941.3 billion for fiscal year 2011. For fiscal year 2012, Ricoh recorded a decrease in net sales in the Imaging & Solutions operating segment and the Industrial Products operating segment. This decrease was due primarily to the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. Had the foreign currency exchange rates remained the same as in fiscal year 2011, Ricoh’s consolidated net sales would have increased by 1.2%.

More specifically, the 2.0% decrease in net sales was due primarily to the 6.3% decrease in sale of products, despite the 2.2% increase in sales derived from post sales and rentals and the 1.5% increase in other revenue.

Products. The 6.3% decrease in net sales derived from products was due primarily to the appreciation of the Japanese Yen relative to the U.S. Dollar and the Euro. The decrease in net sales of PPCs/MFPs and laser printers also contributed to this decrease as customers decreased their capital investments in developed countries in light of the slowly recovering economies. Ricoh’s shipments and manufacturing of products were delayed in light of disruptions to the transportation infrastructure and the shortage of fuel and materials caused by the Great East Japan Earthquake and the flood in Thailand. Ricoh missed certain business opportunities otherwise available as a result of these delays, which contributed to the decrease in net sales.

Despite such business and economic environment, Ricoh continued to introduce new product models with advanced features in not only MFPs but also production printing products during fiscal year 2012. The introduction of these new product models expanded Ricoh’s market coverage to include color cut sheets in the production printing area and increased the total number of color MFPs sold as such units were favorably received in Japan.

Post sales and rentals. Net sales derived from post sale services and rentals of equipment increased 2.2% as compared to the previous fiscal year. This increase was due primarily to the increase in net sales generated by the network system solutions business, which provides support services to assist customers establish a networked environment and customized printing solutions that satisfy customers’ individual needs. The continuing increase in the number of production printing machines that are in operation in light of Ricoh’s sales efforts also contributed to the increase in net sales derived from post sale services. While customers continued to make efforts to decrease their printing costs by reducing total printing volume, which decreased Ricoh’s sales of supplies for products and post sale services, such decrease was fully offset by the increased sales in the network system solutions business and the contribution to sales made by the increase in the number of production printing machines in operation.

Other revenue. Net sales derived from other sources (such as financings and logistics) increased 1.5% as compared to the previous fiscal year due mainly to increased net sales from financing services. Net sales from financing services increased due primarily to Ricoh Leasing Co., Ltd. in Japan recording an increase in leasing volume during fiscal year 2012 in part because of the ongoing reconstruction in the areas affected by the Great East Japan Earthquake.

Cost of sales and Gross profit. Consolidated cost of sales for fiscal year 2012 decreased by 0.1% (or ¥1.5 billion) to ¥1,150.8 billion from ¥1,152.3 billion for fiscal year 2011. This decrease was due primarily to the net effect of depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen as well as the decrease in sales of products.

Consolidated gross profit for fiscal year 2012 decreased by 4.6% (or ¥36.3 billion) to ¥752.6 billion from ¥788.9 billion for fiscal year 2011. The gross profit ratio decreased from 40.6% to 39.5% due primarily to the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. Due to the appreciation of the Japanese Yen, local currency-denominated export sales of products primarily manufactured in Japan and distributed and sold by the Company to its overseas customers through its subsidiaries in the Americas and Europe caused Ricoh to generate lower sales margin in terms of Japanese Yen as these subsidiaries were not able to increase the sales price of its products to make up for the shortfall arising from the appreciation of the Japanese Yen due to the competitive environment.

Products. Cost of sales derived from products decreased by 3.2% due primarily to the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen as well as the decrease in sales of products. Due to the appreciation of the Japanese Yen, local currency-denominated export sales of products primarily manufactured in Japan and distributed and sold by the Company to its overseas customers through its subsidiaries in the Americas and Europe caused Ricoh to generate lower sales margin in terms of Japanese Yen as these subsidiaries were not able to increase the sales price of its products to make up for the shortfall arising from the appreciation of the Japanese Yen due to the competitive environment. As a result, despite ongoing cost reduction efforts made by Ricoh, such as efforts to decrease production costs, the gross profit ratio of products decreased from 30.8% to 28.5%.

Post sales and rentals. Cost of sales derived from post sale services and rentals of equipment increased by 4.8% due primarily to the increase in sales derived from post sale services, such as support and maintenance services and sales of supplies for machines. Due primarily to the decrease in sales prices for post sale services and rentals that Ricoh implemented to remain competitive in the market environment where customers made efforts to decrease their printing costs, gross profit ratio of post sale services and rentals decreased from 52.5% to 51.3%.

Other revenue. Cost of sales derived from other sources (such as financings and logistics) decreased by 1.9% despite the increase in net sales. This decrease was mainly due to the decrease in financing costs as interest rates remained low in Japan. As a result, gross profit ratio of other revenue improved from 26.0% to 28.5%

Selling, general and administrative expenses. Consolidated selling, general and administrative expenses for fiscal year 2012 decreased by 3.5% (or ¥25.7 billion) to ¥703.5 billion from ¥729.2 billion for fiscal year 2011. This decrease was due primarily to group-wide cost reduction efforts in the manufacturing and sales operations as well as the effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Restructuring charges. Consolidated restructuring charges for fiscal year 2012 increased by ¥29.3 billion to ¥30.1 billion from ¥0.8 billion for fiscal year 2011. Ricoh initiated restructuring activities in order to enhance competitiveness and improve profitability. The fiscal year 2012 restructuring charges of ¥30.1 billion consisted of ¥22.6 billion recorded by the Company and its domestic subsidiaries, and ¥7.5 billion recorded by its overseas subsidiaries. See Note [21] to the Consolidated Financial Statements for additional information.

Operating income (loss). Consolidated operating income (loss) for fiscal year 2012 decreased by ¥76.0 billion to a loss of ¥18.0 billion from an income of ¥58.0 billion for fiscal year 2011. Operating income (loss) as a percentage of net sales decreased by 3.9 percentage points from 3.0% for fiscal year 2011 to -0.9% for fiscal year 2012. This decrease in operating income compared to fiscal year 2011 was due primarily to the decrease in gross profit resulting from the decrease in net sales and the increase in selling, general and administrative expenses.

Interest and dividend income. Consolidated interest and dividend income for fiscal year 2012 increased slightly by ¥0.2 billion to ¥3.1 billion from ¥2.9 billion for fiscal year 2011.

Interest expense. Consolidated interest expense for fiscal year 2012 decreased by ¥1.6 billion to ¥6.9 billion from ¥8.5 billion for fiscal year 2011. Despite an increase in interest-bearing debt in fiscal year 2012, Ricoh’s interest expense decreased as fiscal year 2012 was the first fiscal year to enjoy the full benefits of the tender offer for and subsequent purchase and retirement of high-interest bearing bonds issued by IKON before maturity in the amount of ¥25.1 billion in December 2010.

Foreign currency exchange loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for fiscal year 2012 decreased by ¥1.6 billion to ¥4.3 billion from ¥5.9 billion for fiscal year 2011. This decrease was due primarily to Ricoh’s foreign exchange hedging activities which Ricoh engaged in to hedge the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Loss on impairment of securities. Consolidated loss on impairment of securities for fiscal year 2012 increased by ¥3.2 billion to ¥5.0 billion from ¥1.8 billion for fiscal year 2011. This increase in loss on impairment of securities was attributable to the decrease in the stock markets in fiscal year 2012.

Other, net. Consolidated other, net included in other (income) expenses for fiscal year 2012 increased by ¥0.1 billion to an expense of ¥0.6 billion from an expense of ¥0.5 billion for fiscal year 2011.

Provision for income taxes. Total consolidated provision for income taxes for fiscal year 2012 decreased by ¥14.2 billion to ¥8.2 billion from ¥22.4 billion for fiscal year 2011. The expected statutory tax benefit rate during fiscal year 2012 was -41%. However, Ricoh actually recognized income tax expense at an effective tax rate of 26%. This decline in expected tax benefits in fiscal year 2012 primarily resulted from (1) a reduction to net deferred tax assets that existed on November 30, 2011 that had to be re-measured using new tax rates in accordance with the change in Japanese tax law, (2) not being able to recognize a tax benefit for impairment losses on goodwill and (3) an increase in the valuation allowance for certain deferred tax assets. See Note [9] to the Consolidated Financial Statements for additional information.

Equity in earnings (losses) of affiliates. Consolidated equity in earnings (losses) of affiliates for fiscal year 2012 increased by ¥61 million to an income of ¥39 million from a loss of ¥22 million for fiscal year 2011. See Note [6] to the Consolidated Financial Statements for additional information.

Net income attributable to noncontrolling interests. Consolidated net income attributable to noncontrolling interests for fiscal year 2012 increased by ¥1.3 billion to ¥4.4 billion from ¥3.1 billion for fiscal year 2011. This increase was due primarily to the improved performance of Ricoh Leasing Co., Ltd. for fiscal year 2012.

Net income (loss) attributable to Ricoh Company, Ltd. Consolidated net income (loss) attributable to the Company for fiscal year 2012 decreased by ¥63.1 billion to a loss of ¥44.5 billion from an income of ¥18.6 billion for fiscal year 2011. This decrease was due primarily to a decrease in operating income of ¥76.0 billion, which was partially offset by a decrease in the provision for income taxes by ¥14.2 billion.

Operating Segments

	Millions of Yen (except for percentages)				Thousands of U.S. Dollars	% Change
	2011		2012		2012(1)
Imaging & Solutions
Net sales	¥1,712,630	100.0%	¥1,670,772	100.0%	$20,375,268	(2.4)
Operating expenses	1,580,344	92.3	1,614,475	96.6	19,688,719	2.2
Operating income	¥132,286	7.7%	¥56,297	3.4%	$686,549	(57.4)
Industrial Products
Net sales	¥112,243	100.0%	¥101,315	100.0%	$1,235,549	(9.7)
Operating expenses	111,237	99.1	103,057	101.7	1,256,793	(7.4)
Operating income (loss)	¥1,006	0.9%	¥(1,742)	(1.7)%	$(21,244)	—
Other
Net sales	¥121,876	100.0%	¥136,121	100.0%	$1,660,012	11.7
Operating expenses	126,787	104.0	142,131	104.4	1,733,305	12.1
Operating loss	¥(4,911)	(4.0)%	¥(6,010)	(4.4)%	$(73,293)	—
Corporate and Elimination
Net sales	¥(5,413)		¥(4,731)		$(57,695)
Operating expenses	64,897		61,882		754,659
Operating loss	¥(70,310)		¥(66,613)		$(812,354)
Consolidated
Net sales	¥1,941,336	100.0%	¥1,903,477	100.0%	$23,213,134	(2.0)
Operating expenses	1,883,265	97.0	1,921,545	100.9	23,433,475	2.0
Operating income (loss)	¥58,071	3.0%	¥(18,068)	(0.9)%	$(220,341)	—

Notes:

(1)	The above segment financial data set forth under the heading “Thousands of U.S. Dollars 2012,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2012, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥82 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2012.
(2)	The above segment financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging & Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging & Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the segment net sales figures for the Imaging & Solutions operating segment set forth in the above table are the aggregate of the sales figures for the Imaging Solutions product category and the Network System Solutions product category set forth in the “SALES BY PRODUCT” table included under Item 5.A. Operating Results.

Imaging & Solutions

Net sales in the Imaging & Solutions operating segment for fiscal year 2012 decreased by 2.4% (or ¥41.9 billion) to ¥1,670.7 billion from ¥1,712.6 billion for fiscal year 2011. This decrease was due primarily to the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging & Solutions operating segment would have increased by 1.0% (or ¥16.6 billion) for fiscal year 2012 as compared to fiscal year 2011.

More specifically, sales in the Imaging Solutions product category for fiscal year 2012 decreased by 3.9% (or ¥59.4 billion) to ¥1,471.8 billion from ¥1,531.2 billion for fiscal year 2011. This decrease was due primarily to the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. The decrease in net sales of PPCs/MFPs and laser printers also contributed to this decrease as customers decreased their capital investments in developed countries in light of the slowly recovering economies. Ricoh’s shipments and manufacturing of products were delayed in light of disruptions to the transportation infrastructure and the shortage of fuel and materials caused by the Great East Japan Earthquake and the flood in Thailand. Ricoh missed certain business opportunities otherwise available as a result of these delays, which also contributed to the decrease in net sale. Despite such adverse business and economic conditions, Ricoh continued to introduce new MFPs and production printing products with advanced features during fiscal year 2012. The introduction of these new product models expanded Ricoh’s market coverage to include color cut sheets in the production printing area and increased the total number of color MFPs sold as such units were favorably received in Japan.

Sales in the Network System Solutions product category for fiscal year 2012 increased by 9.7% (or ¥17.5 billion) to ¥198.9 billion from ¥181.4 billion for fiscal year 2011. Sales in the solutions business (such as support services that help customers establish networked environments using Ricoh’s imaging solutions products and software solutions to optimize total printing costs) continued to increase in Japan and Europe for fiscal year 2012 as customers continued to seek products that streamlined the process of document scanning, indexing and distribution by integrating hardware and software.

For fiscal year 2012, the cost of sales in the Imaging & Solutions operating segment decreased in line with the decrease in sales. Due primarily to the appreciation of the Japanese Yen, local currency-denominated export sales of products primarily manufactured in Japan and distributed and sold by the Company to its overseas customers through its subsidiaries in the Americas and Europe caused a decrease in gross profit as these subsidiaries were not able to increase the sales price of its products to make up for the shortfall arising from the appreciation of the Japanese Yen due to the competitive environment. In addition, operating expenses for this operating segment increased for fiscal year 2012 due primarily to an impairment loss on goodwill and long-lived assets for the production printing business in the amount of ¥37.0 billion and severance-related expenses and other restructuring charges in the amount of ¥29.7 billion. As a result, operating expenses in the Imaging & Solutions operating segment for fiscal year 2012 increased by 2.2% (or ¥34.1 billion) to ¥1,614.4 billion from ¥1,580.3 billion for fiscal year 2011.

As a result of the above, operating income for the Imaging & Solutions operating segment for fiscal year 2012 decreased sharply by 57.4% (or ¥76.0 billion) to ¥56.2 billion from ¥132.2 billion for fiscal year 2011.

Industrial Products

Net sales in the Industrial Products operating segment for fiscal year 2012 decreased by 9.7% (or ¥10.9 billion) to ¥101.3 billion from ¥112.2 billion for fiscal year 2011. This decrease was due primarily to the decrease in sales of semiconductor devices and electronic components. With respect to semiconductor devices, Ricoh experienced a decrease in net sales because of the downturn in the Japanese market for analog one-chip LSIs for cellular phones and power and battery management ICs. With respect to electronic components, sales of ECUs (embedded controller unit) and PCBs (printed circuit board) decreased due primarily to decreased customer demand.

Operating expenses in this operating segment for fiscal year 2012 decreased by 7.4% (or ¥8.2 billion) to ¥103.0 billion from ¥111.2 billion for fiscal year 2011. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. However, operating expenses did not decrease in line with the decrease in net sales as the cost of sales ratio in respect of semiconductor devices increased in light of the fact that the decrease in production volume (in response to decrease in demand) made it difficult for Ricoh to fully cover the fixed costs associated with the manufacturing of such devices. In addition, the increase in the cost of sales ratio in respect of thermal media also contributed to operating expenses not decreasing in line with the decrease in net sales. The cost of sales ratio in respect of thermal media increased due primarily to the fact that production costs for such products in Europe did not decrease in line with the decrease in sales as Ricoh fell short of reaching its cost reduction targets in the manufacturing process for such devices. Consequently, gross profit decreased as compared to fiscal year 2011 due primarily to decreased net sales as well as the increased cost of sales ratio. In addition, severance-related expenses and other restructuring charges in the amount of ¥1.4 billion also contributed to operating expenses not decreasing in line with the decrease in net sales.

As a result of the above, the segment results for the Industrial Products operating segment for fiscal year 2012 decreased to an operating loss of ¥1.7 billion from an operating income of ¥1.0 billion for fiscal year 2011.

Other

Net sales in the Other operating segment for fiscal year 2012 increased by 11.7% (or ¥14.3 billion) to ¥136.1 billion from ¥121.8 billion for fiscal year 2011. This increase was due primarily to the increase in sales of digital cameras as a result of the acquisition of the PENTAX imaging systems business from HOYA Corporation in October 2011. The increase in net sales from the financing business conducted by Ricoh Leasing Co., Ltd. in Japan also contributed to the increase in net sales in this operating segment. Net sales from the financing business increased as leasing volume increased during fiscal year 2012 in part because of the ongoing reconstruction in the areas affected by the Great East Japan Earthquake. While sales from logistics decreased due to the decrease in logistical services provided to PPC/MFP dealers as such dealers purchased fewer PPCs/MFPs during fiscal year 2012, such decrease was completely offset by the net sales increases derived from the digital camera and financing businesses.

Operating expenses in this operating segment for fiscal year 2012 increased by 12.1% (or ¥15.4 billion) to ¥142.1 billion from ¥126.7 billion for fiscal year 2011. This increase was due primarily to the acquisition of the PENTAX imaging systems business from HOYA Corporation. Despite the contributions to gross profit from the acquisition of the PENTAX imaging systems business, gross profit in the Other operating segment decreased due primarily to the decreased profitability of Ricoh’s digital camera business (excluding the PENTAX imaging systems business) as Ricoh decreased the sales price of its cameras to boost customer demand. Selling, general and administrative expenses increased due primarily to the increase in research and development activities undertaken by Ricoh to create new products and services that followed the fiscal year 2012 introduction of projectors and UCSs. Severance-related expenses and other restructuring charges in the amount of ¥0.4 billion also contributed to the increase in operating expenses.

As a result of the above, operating loss for the Other operating segment for fiscal year 2012 increased by ¥1.1 billion to ¥6.0 billion as compared to ¥4.9 billion for fiscal year 2011.

Geographic Information by Geographic Origin

	Millions of Yen (except for percentages)				Thousands of U.S. Dollars	% Change
	2011		2012		2012(1)
Japan
Net sales	¥1,286,335	100.0%	¥1,274,596	100.0%	$15,543,854	(0.9)
Operating expenses	1,257,207	97.7	1,293,454	101.5	15,773,829	2.9
Operating income (loss)	¥29,128	2.3%	¥(18,858)	(1.5)%	$229,976	—
The Americas
Net sales	¥523,896	100.0%	¥475,393	100.0%	$5,797,476	(9.3)
Operating expenses	529,157	101.0	501,785	105.6	6,119,329	(5.2)
Operating loss	¥(5,261)	(1.0)%	¥(26,392)	(5.6)%	$(321,854)	—
Europe
Net sales	¥419,952	100.0%	¥410,628	100.0%	$5,007,659	(2.2)
Operating expenses	392,499	93.5	392,935	95.7	4,791,890	0.1
Operating income	¥27,453	6.5%	¥17,693	4.3%	$215,768	(35.6)
Other
Net sales	¥273,485	100.0%	¥283,741	100.0%	$3,460,256	3.8
Operating expenses	261,125	95.5	276,081	97.3	3,366,841	5.7
Operating income	¥12,360	4.5%	¥7,660	2.7%	$93,415	(38.0)
Corporate and Elimination
Net sales	¥(562,332)		¥(540,881)		$(6,596,110)
Operating expenses	(556,723)		(542,710)		(6,618,415)
Operating income (loss)	¥(5,609)		¥1,829		$(22,305)
Consolidated
Net sales	¥1,941,336	100.0%	¥1,903,477	100.0%	$23,213,134	(2.0)
Operating expenses	1,883,265	97.0	1,921,545	100.9	23,433,475	2.0
Operating income (loss)	¥58,071	3.0%	¥(18,068)	(0.9)%	$(220,341)	—

Notes:

(1)	The above consolidated financial data set forth under the heading “Thousands of U.S. Dollars 2012,” which have been translated from Japanese Yen to U.S. Dollar for the fiscal year ended March 31, 2012, are included solely for the convenience of readers outside of Japan and have been calculated using the exchange rate of ¥82 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2012.
(2)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic area by geographic origin, include both transactions with external customers as well as transactions between geographic areas.

Japan

Sales in Japan for fiscal year 2012 decreased by 0.9% (or ¥11.8 billion) to ¥1,274.5 billion from ¥1,286.3 billion for fiscal year 2011. This decrease was due primarily to the decrease in export sales of PPCs/MFPs from Japan to the markets in the Americas and Europe. This is because (1) the Japanese Yen appreciated relative to the U.S. Dollar and the Euro, (2) customer demand for such Ricoh products decreased in light of the slow rate of economic recovery in such countries and (3) Ricoh missed certain business opportunities otherwise available as its shipments and manufacturing of products were delayed in light of disruptions to the transportation infrastructure and the shortage of fuel and materials caused by the Great East Japan Earthquake and the flood in Thailand. In addition, sales of semiconductor devices and electrical components decreased due to a decrease in market demand for such products, which also contributed to the decrease in sales in Japan.

Operating expenses in Japan for fiscal year 2012 increased by 2.9% (or ¥36.2 billion) to ¥ 1,293.4 billion from ¥1,257.2 billion for fiscal year 2011. This increase was due primarily to severance-related expenses and other restructuring charges in the amount of ¥26.5 billion and an impairment loss on goodwill and long-lived assets in the amount of ¥15.1 billion.

As a result of the above, operating income (loss) in Japan for fiscal year 2012 decreased by ¥47.9 billion to a loss of ¥18.8 billion from an income of ¥29.1 billion for fiscal year 2011.

The Americas

Net sales in the Americas for fiscal year 2012 decreased by 9.3% (or ¥48.5 billion) to ¥475.3 billion from ¥523.8 billion for fiscal year 2011. Although Ricoh expanded its sales network in recent years through its acquisition of IKON, overall sales in the Americas geographic areas decreased in fiscal year 2012 due primarily to the decrease in customer demand and the appreciation of the Japanese Yen against the U.S. Dollar.

Operating expenses in the Americas for fiscal year 2012 decreased by 5.2% (or ¥27.4 billion) to ¥501.7 billion from ¥529.1 billion for fiscal year 2011. This decrease in operating expenses was due primarily to the decrease in cost of sales resulting from the decrease in net sales. Operating expenses did not decrease in line with the decrease in net sales, however, as Ricoh recorded an impairment loss on goodwill and long-lived assets in the amount of ¥18.1 billion and severance-related expenses and other restructuring charges in the amount of ¥1.5 billion as part of operating expenses in fiscal year 2012.

As a result of the above, operating loss for fiscal year 2012 increased by ¥21.1 billion to ¥26.3 billion from ¥5.2 billion for fiscal year 2011.

Europe

Sales in Europe for fiscal year 2012 decreased by 2.2% (or ¥9.3 billion) to ¥410.6 billion from ¥419.9 billion for fiscal year 2011. This decrease in sales was due primarily to the appreciation of the Japanese Yen against the Euro.

Operating expenses in Europe for fiscal year 2012 increased slightly by 0.1% (or ¥0.5 billion) to ¥392.9 billion from ¥392.4 billion for fiscal year 2011. This increase was due primarily to severance-related expenses and other restructuring charges in the amount of ¥5.8 billion and an impairment loss on goodwill and long-lived assets in the amount of ¥1.9 billion. Such increase completely offset the decrease in cost of sales resulting from the appreciation of the Japanese Yen against the Euro.

As a result of the above, operating income for fiscal year 2012 decreased by 35.6% (or ¥9.8 billion) to ¥17.6 billion from ¥27.4 billion for fiscal year 2011.

Other

Net sales in the Other geographic area, which includes China, Southeast Asia and Oceania, increased for fiscal year 2012 by 3.8% (or ¥10.3 billion) to ¥283.7 billion from ¥273.4 billion for fiscal year 2011. This increase was due primarily to the increase in sales in the emerging markets as Ricoh introduced lower-priced PPCs/MFPs (such as those that print on A4-sized paper only) in such markets and expanded its sales network by employing additional personnel to engage in sales promotional activity for such products. As a result, sales in the Other geographic area increased.

Operating expenses in the Other geographic area for fiscal year 2012 increased by 5.7% (or ¥14.9 billion) to ¥276.0 billion from ¥261.1 billion for fiscal year 2011. This increase was due primarily to the increase in cost of sales resulting from the increase in sales. Selling, general and administrative expenses also increased due mainly to increased sales promotion expenses as Ricoh expanded its sales force to capture future growth in these markets. In addition, severance-related expenses and other restructuring charges in the amount of ¥0.3 billion also contributed to the increase in operating expenses for this geographic area.

As a result of the above, operating income for fiscal year 2012 decreased by 38.0% (or ¥4.7 billion) to ¥7.6 billion from ¥12.3 billion for fiscal year 2011.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales. Consolidated net sales for fiscal year 2011 decreased by 3.7% (or ¥74.5 billion) to ¥1,941.3 billion from ¥2,015.8 billion for fiscal year 2010. For fiscal year 2011, Ricoh recorded a decrease in net sales in the Imaging & Solutions operating segment and the Other operating segment. This decrease was due primarily to decreased demand for Ricoh products in light of the slow economic recovery after the global economic downturn and the increase in global competition. In addition, sales in Japan were adversely affected by the Great East Japan Earthquake because sales normally peak in March in Japan.

The net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen also adversely affected Ricoh’s consolidated net sales in fiscal year 2011 as compared to fiscal year 2010. Had the foreign currency exchange rates remained the same as in fiscal year 2010, Ricoh’s consolidated net sales would have increased by 1.9%.

More specifically, the 3.7% decrease was due primarily to the 3.1% decrease in sale of products and the 5.3% decrease in sale of post sales and rentals, which completely offset the 5.6% increase in sales of other revenue.

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

Post sales and rentals. Net sales derived from post sale services and rentals of equipment decreased 5.3% as compared to the previous fiscal year due primarily to a decrease in sales of post sale services, such as maintenance services, as well as a decrease in sales of supplies for PPCs/MFPs, laser printers and GELJET printers. The decrease in sales of post sale services and supplies was also due in part to the price decrease that Ricoh implemented for its maintenance services to remain competitive. Sales of post sales services also decreased because of customers’ tendencies to reduce capital investments in office equipment. In light of the prevailing economic conditions, customers also made efforts to decrease their printing costs by reducing the volume of color printing, which decreased Ricoh’s sales of value-added supplies for color products and post sale services. While sales in the network solutions business, such as support services that assist customers establish networked and secured environments in connection with Ricoh’s imaging solutions products, solution software, MDS and IT services (which are IKON’s strengths) contributed to the sale of post sales and rentals, the contribution made by such sales in the network solutions business was not sufficient to fully absorb the decrease in sales of post sale services and supplies.

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

Cost of sales and Gross profit. Consolidated cost of sales for fiscal year 2011 decreased by 3.5% (or ¥41.9 billion) to ¥1,152.3 billion from ¥1,194.2 billion for fiscal year 2010. This decrease was due primarily to the decrease in sales of products as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Consolidated gross profit for fiscal year 2011 decreased by 4.0% (or ¥32.6 billion) to ¥788.9 billion from ¥821.5 billion for fiscal year 2010. This decrease in gross profit primarily reflects the decrease in net sales in Ricoh’s two operating segments as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Products. Cost of sales derived from products decreased by 5.1% due primarily to the decrease in sales of products as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. In light of ongoing cost reductions and increased sales of value-added high-margin products, gross profit ratio of products improved from 29.3% to 30.8%.

Post sales and rentals. Cost of sales derived from post sale services and rentals of equipment decreased by 1.5% due primarily to the decrease in sales from post sale services, such as maintenance services, as well as the decrease in sales of supplies for PPCs/MFPs, laser printers and GELJET printers. Due primarily to the decrease in sales price for post sales and rentals that Ricoh had to implement to remain competitive, gross profit ratio of post sales and rentals decreased from 54.5% to 52.5%.

Other revenue. Cost of sales derived from other sources (such as financings and logistics) decreased by 1.0% despite the increase in net sales. This decrease was mainly due to the decrease in financing costs in light of interest rates being low in Japan. As a result, gross profit ratio of other revenue improved from 21.1% to 26.0%

Selling, general and administrative expenses. Consolidated selling, general and administrative expenses for fiscal year 2011 decreased by 3.2% (or ¥24.0 billion) to ¥729.2 billion from ¥753.2 billion for fiscal year 2010. This decrease was due primarily to group-wide cost reduction efforts in the manufacturing and sales operations as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen.

Operating income. Consolidated operating income for fiscal year 2011 decreased by 11.9% (or ¥7.9 billion) to ¥58.0 billion from ¥65.9 billion for fiscal year 2010. Operating income as a percentage of net sales decreased by 0.3 percentage points from 3.3% for fiscal year 2010 to 3.0% for fiscal year 2011. This decrease in operating income compared to fiscal year 2010 was due primarily to the decrease in gross profit resulting from the decrease in net sales, which was partially offset by the decrease in selling, general and administrative expenses, as group-wide cost reduction efforts in the manufacturing and sales operations contributed to a decrease in such expenses.

Interest and dividend income. Consolidated interest and dividend income for fiscal year 2011 decreased by ¥0.5 billion to ¥2.9 billion from ¥3.4 billion for fiscal year 2010. This decrease in interest and dividend income was attributable to lower interest rates reflecting the adverse financial market conditions on a global basis.

Interest expense. Consolidated interest expense for fiscal year 2011 increased by ¥0.4 billion to ¥8.5 billion from ¥8.1 billion for fiscal year 2010. This increase in interest expense reflected the increase in the average outstanding amount of bonds of the Company in fiscal year 2011, which lower interest rates could not fully offset.

Foreign currency exchange loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for fiscal year 2011 increased by ¥0.8 billion to ¥5.9 billion from ¥5.1 billion for fiscal year 2010. This increase was primarily due to the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. For additional information on Ricoh’s foreign exchange hedging activities, see Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Loss on impairment of securities. Consolidated loss on impairment of securities for fiscal year 2011 increased by ¥1.7 billion to ¥1.8 billion from ¥0.1 billion for fiscal year 2010. This increase was attributable to a certain non-listed companies whose financial status deteriorated significantly in fiscal year 2011.

Other, net. Consolidated other, net included in other (income) expenses changed to an expense of ¥0.5 billion for fiscal year 2011 from an income of ¥1.1 billion for fiscal year 2010.

Provision for income taxes. Total consolidated provision for income taxes for fiscal year 2011 decreased by ¥5.6 billion to ¥22.4 billion from ¥28.0 billion for fiscal year 2010. The effective tax rate was 50.7% for fiscal year 2011 compared to 49.2% for fiscal year 2010. This increase in the effective tax rate was due primarily to an increase in the deferred tax asset valuation allowance for tax benefits from operating loss carry forwards at certain consolidated subsidiaries that Ricoh believes are unlikely to be realized. See Note [9] to the Consolidated Financial Statements for additional information.

Equity in earnings (losses) of affiliates. Consolidated equity in earnings (losses) of affiliates for fiscal year 2011 decreased by ¥28 million to loss of ¥22 million from income of ¥6 million for fiscal year 2010. See Note [6] to the Consolidated Financial Statements for additional information.

Net income attributable to noncontrolling interests. Consolidated net income attributable to noncontrolling interests for fiscal year 2011 increased by ¥1.2 billion to ¥3.1 billion from ¥1.9 billion for fiscal year 2010. This increase was due primarily to the improved performance of Ricoh Leasing Co., Ltd. for fiscal year 2011.

Net income attributable to Ricoh Company, Ltd. Consolidated net income attributable to the Company for fiscal year 2011 decreased by ¥8.4 billion to ¥18.6 billion from ¥27.0 billion for fiscal year 2010. This decrease was due primarily to a decrease in operating income of ¥7.9 billion and an increase in other expenses of ¥5.1 billion, which were partially offset by a decrease in the provision for income taxes of ¥5.6 billion.

Operating Segments

	Millions of Yen (except for percentages)				% Change
	2010		2011
Imaging & Solutions
Net sales	¥1,789,717	100.0%	¥1,712,630	100.0%	(4.3)
Operating expenses	1,649,390	92.2%	1,580,344	92.3%	(4.2)
Operating income	¥140,327	7.8%	¥132,286	7.7%	(5.7)
Industrial Products
Net sales	¥106,128	100.0%	¥112,243	100.0%	5.8
Operating expenses	107,483	101.3	111,237	99.1%	3.5
Operating income (loss)	¥(1,355)	(1.3)%	¥1,006	0.9%	—
Other
Net sales	¥124,402	100.0%	¥121,876	100.0%	(2.0)
Operating expenses	127,849	102.8	126,787	104.0	(0.8)
Operating income	¥(3,447)	(2.8)%	¥(4,911)	(4.0)%	—
Corporate and Elimination
Net sales	¥(4,436)		¥(5,413)
Operating expenses	65,188		64,897
Operating income (loss)	¥(69,624)		¥(70,310)
Consolidated
Net sales	¥2,015,811	100.0%	¥1,941,336	100.0%	(3.7)
Operating expenses	1,949,910	96.7	1,883,265	97.0	(3.4)
Operating income	¥65,901	3.3%	¥58,071	3.0%	(11.9)

Notes:

The above segment financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging & Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging & Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the segment net sales figure for the Imaging & Solutions operating segment set forth in the above table is the aggregate of the sales figures for the Imaging Solutions product category and the Network System Solutions product category set forth in the “SALES BY PRODUCT” table included under Item 5.A. Operating Results.

Imaging & Solutions

Net sales in the Imaging & Solutions operating segment for fiscal year 2011 decreased by 4.3% (or ¥77.1 billion) to ¥1,712.6 billion from ¥1,789.7 billion for fiscal year 2010. This decrease was due primarily to lower sales generated in the Imaging Solutions product category.

More specifically, sales in the Imaging Solutions product category for fiscal year 2011 decreased by 5.1% (or ¥83.1 billion) to ¥1,531.2 billion from ¥1,614.3 billion for fiscal year 2010. This decrease was due primarily to the decrease in net sales of PPCs/MFPs and laser printers, and the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. The decrease in net sales of PPCs/MFPs and laser printers was due primarily to the decrease in customer demand for Ricoh products in a slowly recovering economic environment as well as customers’ tendencies to decrease printing costs by reducing the volume of color printing, which decreased sales of value-added supplies for color products. In addition, Ricoh’s decision to lower sales prices of certain products to stimulate sales in the sluggish and competitive market also contributed to the decrease in net sales.

Sales in the Network System Solutions product category for fiscal year 2011 increased by 3.4% (or ¥6.1 billion) to ¥181.4 billion from ¥175.3 billion for fiscal year 2010. Sales in the solutions business, such as support services that assist customers establish networked environments using Ricoh’s imaging solutions products and software solutions to optimize total printing costs, continued to increase in the overseas markets in fiscal year 2011. Sales in the solutions business increased because customers sought products that streamlined the process of document scanning, indexing and distribution by integrating hardware and software. In addition, with the assistance from IKON, Ricoh increased sales in its MDS business in the U.S., Europe and Japan in fiscal year 2011.

For fiscal year 2011, the cost of sales in the Imaging & Solutions operating segment decreased due primarily to the decrease in net sales, group-wide cost reduction efforts in manufacturing and the net effect of the appreciation of the Japanese Yen relative to the U.S. Dollar and the Euro. However lower pricing which resulted from high competition affected to decrease in gross profit. Due primarily to group-wide cost reduction efforts in sales operations as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen, selling, general and administrative expenses decreased. As a result, operating expenses in the Imaging & Solutions operating segment for fiscal year 2011 decreased by 4.2% (or ¥69.0 billion) to ¥1,580.3 billion from ¥1,649.3 billion for fiscal year 2010.

As a result of the above, operating income for the Imaging & Solutions operating segment for fiscal year 2011 decreased by 5.7% (or ¥8.1 billion) to ¥132.2 billion from ¥140.3 billion for fiscal year 2010.

Industrial Products

Net sales in the Industrial Products operating segment for fiscal year 2011 increased by 5.8% (or ¥6.1 billion) to ¥112.2 billion from ¥106.1 billion for fiscal year 2010. This increase was due primarily to the increase in sales of optical equipment and electronic components. In optical equipment, sales of lens used in projectors increased. In electronic components, Ricoh experienced an increase in net sales because the domestic market for systems controller units showed signs of recovery in fiscal year 2011.

Operating expenses in this segment for fiscal year 2011 increased by 3.5% (or ¥3.8 billion) to ¥111.2 billion from ¥107.4 billion for fiscal year 2010. This increase was due primarily to the increase in cost of sales resulting from the increase in net sales. In addition, the cost of sales ratio of optical equipments and electronic components to net sales improved as a result of the group-wide cost reduction efforts. In addition, sales of electronic component products with higher gross profit ratios increased, which contributed to the overall increase in gross profit. Due to group-wide cost reduction efforts in sales operations as well as the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen, selling, general and administrative expenses decreased.

As a result of the above, operating income (loss) for the Industrial Products operating segment for fiscal year 2011 was ¥1.0 billion (of income) from ¥1.3 billion (of loss) for fiscal year 2010.

Other

Net sales in the Other operating segment for fiscal year 2011 decreased by 2.0% (or ¥2.6 billion) to ¥121.8 billion from ¥124.4 billion for fiscal year 2010. This decrease was due primarily to the decrease in net sales of digital cameras in the overseas market as customer demand for Ricoh’s new digital camera products was weak. Net sales from the financing business conducted by Ricoh Leasing Co., Ltd. in Japan increased as leasing volume increased during fiscal year 2011 reflecting the fact that the Japanese economy experienced a moderate recovery. Net sales from logistics also increased due to an increase in services provided to dealers of PPCs/MFPs. Such net sales increases derived from the finance and logistics businesses, however, did not completely offset the decrease in net sales of digital cameras.

Operating expenses in this segment for fiscal year 2011 decreased by 0.8% (or ¥1. 1 billion) to ¥126.7 billion from ¥127.8 billion for fiscal year 2010. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. However, the increase in gross profit was offset by the increase in selling, general and administrative expenses due primarily to advertisement expenses used to promote the new digital cameras introduced in fiscal year 2011.

As a result of the above, operating loss for the Other operating segment for fiscal year 2011 increased by ¥1.5 billion to ¥4.9 billion as compared to ¥3.4 billion for fiscal year 2010.

Geographic Information by Geographic Origin

	Millions of Yen (except for percentages)				% Change
	2010		2011
Japan
Net sales	¥1,273,299	100.0%	¥1,286,335	100.0%	1.0
Operating expenses	1,240,031	97.4	1,257,207	97.7	1.4
Operating income	¥33,268	2.6%	¥29,128	2.3%	(12.4)
The Americas
Net sales	¥560,220	100.0%	¥523,896	100.0%	(6.5)
Operating expenses	572,653	102.2	529,157	101.0	(7.6)
Operating income (loss)	¥(12,433)	(2.2)%	¥(5,261)	(1.0)%	—
Europe
Net sales	¥462,044	100.0%	¥419,952	100.0%	(9.1)
Operating expenses	431,805	93.5	392,499	93.5	(9.1)
Operating income	¥30,239	6.5%	¥27,453	6.5%	(9.2)
Other
Net sales	¥246,307	100.0%	¥273,485	100.0%	11.0
Operating expenses	231,829	94.1	261,125	95.5	12.6
Operating income	¥14,478	5.9%	¥12,360	4.5%	(14.6)
Corporate and Elimination
Net sales	¥(526,059)		¥(562,332)
Operating expenses	(526,408)		(556,723)
Operating income	¥349		¥(5,609)
Consolidated
Net sales	¥2,015,811	100.0%	¥1,941,336	100.0%	(3.7)
Operating expenses	1,949,910	96.7	1,883,265	97.0	(3.4)
Operating income	¥65,901	3.3%	¥58,071	3.0%	(11.9)

Notes:

The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic area by geographic origin, include both transactions with external customers as well as transactions between geographic areas.

Japan

Sales in Japan for fiscal year 2011 increased by 1.0% (or ¥13.1 billion) to ¥1,286.3 billion from ¥1,273.2 billion for fiscal year 2010. This increase was due primarily to the increase in exports from Japan as a result of increased demand in the overseas markets. Increased sales of semiconductor devices as well as optical equipment also contributed to the increase in sales in Japan. Such increases in sales were partially offset by the decrease in net sales of PPCs/MFPs and laser printers, which was due primarily to (1) the decrease in customer demand for such Ricoh products in light of the slowly recovering economic environment and (2) customers’ tendencies to decrease printing costs by reducing the volume of color printing, which decreased sales of value-added supplies for color products. Furthermore, Ricoh lowered the sales price of certain products to stimulate sales in the sluggish and competitive market, which also contributed to the decrease in net sales.

Operating expenses in Japan for fiscal year 2011 increased by 1.4% (or ¥17.2 billion) to ¥ 1,257.2 billion from ¥1,240.0 billion for fiscal year 2010. This increase was due primarily to the increase in cost of sales resulting from the increase in net sales. Selling, general and administrative expenses decreased due primarily to ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts. Due primarily to the appreciation of the Japanese Yen against the U.S. Dollar and the Euro, operating income ratio decreased from 2.6% to 2.3%.

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

As a result of the above, operating income in Japan for fiscal year 2011 decreased by 12.4% (or ¥4.1 billion) to ¥29.1 billion from ¥33.2 billion for fiscal year 2010.

The Americas

Net sales in the Americas for fiscal year 2011 decreased by 6.5% (or ¥36.4 billion) to ¥523.8 billion from ¥560.2 billion for fiscal year 2010. Although net sales in the Americas increased due primarily to the improved sales structure and expanded sales channel Ricoh gained through its acquisition of IKON, overall sales in the Americas geographic areas decreased due to the appreciation of the Japanese Yen against the U.S. Dollar.

Operating expenses in the Americas for fiscal year 2011 decreased by 7.6% (or ¥43.5 billion) to ¥529.1 billion from ¥572.6 billion for fiscal year 2010. This decrease in operating expenses was due primarily to synergies derived from IKON’s successful efforts in getting customers to switch to Ricoh products from other manufacturers’ products.

As a result of the above, operating loss for fiscal year 2011 decreased by ¥7.2 billion to ¥5.2 billion from ¥12.4 billion for fiscal year 2010.

Europe

Sales in Europe for fiscal year 2011 decreased by 9.1% (or ¥42.1 billion) to ¥419.9 billion from ¥462.0 billion for fiscal year 2010. This decrease in sales was due primarily to the appreciation of the Japanese Yen against the Euro.

Operating expenses in Europe for fiscal year 2011 decreased by 9.1% (or ¥39.4 billion) to ¥392.4 billion from ¥431.8 billion for fiscal year 2010. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. In addition, selling, general and administrative expenses decreased at a higher percentage of decrease than the decrease in net sales due mainly to the decrease in ongoing operating expenditures as a result of Ricoh’s group-wide cost reduction efforts.

As a result of the above, operating income for fiscal year 2011 decreased by 9.2% (or ¥2.8 billion) to ¥27.4 billion from ¥30.2 billion for fiscal year 2010.

Other

Net sales in the Other geographic area, which includes China, Southeast Asia and Oceania, increased for fiscal year 2011 by 11.0% (or ¥27.1 billion) to ¥273.4 billion from ¥246.3 billion for fiscal year 2010. This increase was due primarily to the increase in sales in the emerging markets, including China and India. Ricoh strengthened its sales force mainly in such emerging markets to respond to increased customer demand. Consequently, despite the appreciation of the Japanese Yen, sales in the Other geographic area increased.

Operating expenses in the Other geographic area for fiscal year 2011 increased by 12.6% (or ¥29.3 billion) to ¥261.1 billion from ¥231.8 billion for fiscal year 2010. This increase was due primarily to the increase in cost of sales resulting from the increase in sales. Selling, general and administrative expenses also increased due mainly to prior investment for future growth and the appreciation of the Japanese Yen.

As a result of the above, operating income for fiscal year 2011 decreased by 14.6% (or ¥2.1 billion) to ¥12.3 billion from ¥14.4 billion for fiscal year 2010.

B. Liquidity and Capital Resources

Cashflows

The following table summarizes Ricoh’s cashflows for each of the three fiscal years ended March 31, 2010, 2011 and 2012, as reported in the Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

	(Billions of Yen) For the year ended March 31,
	2010	2011	2012
Net cash provided by operating activities	187.3	128.6	11.2
Net cash used in investing activities	(89.5)	(91.9)	(112.4)
Net cash provided by (used in) financing activities	(113.4)	(93.0)	87.8
Net increase (decrease) in cash and cash equivalents	(19.6)	(64.9)	(16.0)
Cash and cash equivalents at beginning of year	256.7	237.1	172.2
Cash and cash equivalents at end of year	237.1	172.2	156.2

Operating Cashflows

As compared to fiscal year 2011, net cash provided by operating activities for fiscal year 2012 decreased by ¥117.4 billion due primarily to (1) the appreciation of the Japanese Yen against the U.S. Dollar and the Euro during fiscal year 2012, which caused a decrease in cash collections of local currency-denominated export sales of products primarily manufactured in Japan and distributed and sold by the Company to its overseas customers through its subsidiaries in the Americas and Europe as these subsidiaries were not able to increase the sales price of its products to make up for the shortfall arising from the appreciation of the Japanese Yen due to the competitive environment, (2) Ricoh losing business opportunities and incurring increased air freight costs to meet delivery deadlines as disruptions to the transportation infrastructure and the shortage of fuel and materials caused by the Great East Japan Earthquake and the flood in Thailand delayed Ricoh’s shipments and manufacturing of products and (3) Ricoh expending additional funds for its manufacturing operations towards the end of the fiscal year in anticipation of increased demand for its products, which failed to materialize. In addition, severance payments and other restructuring charges also contributed to the decrease in cash provided by operating activities.

As compared to fiscal year 2010, net cash provided by operating activities during fiscal year 2011 decreased by ¥58.7 billion due primarily to the decrease in cash collections from customers in Japan. Cash collections from customers in Japan decreased because (1) Ricoh experienced lower customer demand for PPCs/MFPs, laser printers and semiconductor devices in light of the economic downturn and (2) Ricoh decreased the sales price of certain products to remain competitive in a highly competitive market environment. In addition, the further appreciation of the Japanese Yen against the U.S. Dollar and the Euro decreased overseas sales, thereby decreasing cash collections from customers.

Investing Cashflows

For fiscal year 2012, net cash used in investing activities consisted mainly of ¥73.2 billion of expenditures for tangible fixed assets, ¥14.8 billion for the purchase of business, net of cash acquired (which was used primarily for the acquisition of the PENTAX imaging systems business from HOYA Corporation to further expand not only Ricoh’s camera business but also its consumer products and services business), and ¥14.5 billion of expenditures for intangible fixed assets. Expenditures for tangible fixed assets in fiscal year 2012 consisted primarily of ¥9.3 billion for mold and die as well as jigs used in the production of PPCs/MFPs and laser printers, ¥8.3 billion for the construction of an additional toner manufacturing plant and related equipment to increase the production capacity of polymerized PxP toners and other products, and ¥8.2 billion to increase the production capacity and improve the production efficiency of Ricoh’s manufacturing subsidiaries (¥4.7 billion of which was used in Japan and ¥3.5 billion of which was used overseas). Expenditures for intangible fixed assets in fiscal year 2012 consisted primarily of ¥3.5 billion to upgrade the IT system, which aimed to improve the administrative and development efficiency of the Ricoh group. Net cash used in investing activities increased in fiscal year 2012 compared to fiscal year 2011 due primarily to the acquisition of the business discussed above, net of cash acquired.

For fiscal year 2011, net cash used in investing activities consisted mainly of ¥66.9 billion of expenditures for tangible fixed assets and ¥18.8 billion of expenditures for intangible fixed assets. Expenditures for tangible fixed assets in fiscal year 2011 consisted primarily of ¥8.1 billion to construct the new building to house the Ricoh Technology Center, ¥5.6 billion for mold casts used in the manufacturing of MFPs, production printing equipment and printers and ¥4.6 billion to construct the second plant to manufacture polymerized PxP toners. Expenditures for intangible fixed assets in fiscal year 2011 consisted primarily of ¥7.9 billion to purchase and implement the Enterprise Resource Planning (“ERP”) system, which was aimed to improve the efficiency of sales administration and accounting across the Ricoh group. Net cash used in investing activities increased in fiscal year 2011 compared to fiscal year 2010 due primarily to the increase in expenditures for intangible fixed assets, as discussed above.

For fiscal year 2010, net cash used in investing activities consisted mainly of ¥66.9 billion of expenditures for property, plant and equipment, ¥13.4 billion of expenditures for intangible fixed assets and ¥4.7 billion for the acquisition of new subsidiaries, net of cash acquired. Net cash used in investing activities decreased in fiscal year 2010 mainly because Ricoh did not make any major acquisitions that required the investment of cash.

Financing Cashflows

For fiscal year 2012, net cash provided by financing activities consisted primarily of ¥70.0 billion in proceeds from the issuance of short-term borrowings and ¥64.8 billion in proceeds from the issuance of long-term indebtedness, net of cash repaid, which was partially offset by net cash used in financing activities consisting primarily of ¥23.9 billion to pay dividends and ¥22.4 billion to repay outstanding long-term debt securities. The repayment of outstanding long-term debt securities in the amount of ¥22.4 billion consisted primarily of ¥20.0 billion to repay upon maturity in March 2012 the 6th series of unsecured straight bonds issued by the Company and ¥2.2 billion to repay the outstanding zero coupon convertible bonds of the Company in December 2011. While the total amount of indebtedness increased in fiscal year 2012, interest expense decreased as Ricoh reduced the outstanding long-term debt securities of IKON (which had a higher interest rate) and replaced such borrowing with borrowings in Japan (which have lower interest rates). Due primarily to the increase in short-term borrowings and long-term indebtedness compared to fiscal year 2011, net cash provided by financing activities exceeded the net cash used in financing activities for fiscal year 2012.

For fiscal year 2011, net cash used in financing activities consisted primarily of ¥87.9 billion to repay outstanding long-term debt securities, ¥87.1 billion to repay outstanding long-term indebtedness, ¥31.5 billion of net decrease in short-term borrowings and ¥23.9 billion to pay dividends, which were partially offset by ¥79.7 billion of proceeds received from the issuance of long-term debt securities and ¥58.6 billion of proceeds received from long-term indebtedness. The Company issued the 9th series of unsecured straight bonds in the amount of ¥40.0 billion and the 10th series of unsecured straight bonds in the amount of ¥20.0 billion in June 2010. Ricoh Leasing Co., Ltd. issued the 13th series of unsecured straight bonds in the amount of ¥20.0 billion in May 2010. Proceeds from the issuance of long-term debt securities totaled ¥79.7 billion net of issuance costs. In December 2010, ¥52.8 billion aggregate principal amount of zero coupon convertible bonds (constituting a portion of the total outstanding principal amount thereof) were redeemed before maturity, upon the exercise of put options granted to the holders of the bonds. Ricoh redeemed bonds issued by IKON by way of a tender offer and subsequent retirement of bonds before maturity in the amount of ¥25.1 billion. Ricoh Leasing Co., Ltd. repaid unsecured straight bonds in the amount of ¥10.0 billion in December 2010 upon maturity. Repayments of long-term debt securities totaled ¥87.9 billion. As compared to fiscal year 2010, net cash used in financing activities decreased in fiscal year 2011 primarily because short-term borrowings decreased by a smaller amount in fiscal year 2011 compared to fiscal year 2010.

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

Ricoh also engages in limited securitization activities through its domestic leasing affiliate, Ricoh Leasing Co., Ltd. For a discussion of such activities, see Note [4] to the Consolidated Financial Statements.

Sources of Funding

Ricoh’s principal sources of funding are a combination of cash and cash equivalents on hand, various lines of credit and the issuance of commercial paper and long-term debt securities. In assessing its liquidity and capital resources needs, Ricoh places importance on the balances of cash and cash equivalents in the balance sheet and operating cashflows in the cashflow statements.

As of March 31, 2012, Ricoh had ¥156.2 billion in cash and cash equivalents and ¥675.1 billion in aggregate borrowing facilities. Of the ¥675.1 billion in aggregate borrowing facilities, ¥544.0 billion was available to be borrowed by Ricoh as of March 31, 2012. As of March 31, 2012, the amounts available by bank loans and commercial paper were ¥347.0 billion and ¥197.1 billion, respectively. Ricoh Leasing Co., Ltd. has committed credit lines with several banks having credit ratings satisfactory to Ricoh in the aggregate amount of ¥50.0 billion. This ¥50.0 billion committed credit line amount of Ricoh Leasing Co., Ltd. is included in the ¥675.1 billion figure for aggregate borrowing facilities.

The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper and long-term debt securities in various currencies. Ricoh Leasing Co., Ltd. and certain overseas subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Utilization of such capacity depends on Ricoh’s financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh’s securities. Interest rates for commercial paper issued by the Company and its subsidiaries ranged from 0.11% to 0.38%, interest rates for bank loans ranged from 0.33% to 9.88% and interest rates for long-term debt securities ranged from 0.57% to 7.30% during fiscal year 2012. For fiscal year 2012, the Company and its subsidiaries did not have any medium-term note programs.

The Company obtains ratings from the following major rating agencies: Standard & Poor’s Rating Services, a division of McGraw-Hill Companies, Inc. (“S&P”), Moody’s Investors Services (“Moody’s”), and another local rating agency in Japan. As of March 31, 2012, S&P assigned long-term and short-term credit ratings for the Company of A and A-1, respectively, and Moody’s assigned a short-term credit rating for the Company of P-1.

While some of its subsidiaries may be restricted from paying dividends for various reasons, such as capital adequacy requirements, Ricoh does not expect such restrictions to have a significant impact on its ability to meet its cash obligations.

As is customary in Japan, substantially all of the bank loans are subject to general agreements with each lending bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished, as well as any cash deposited in such bank, as security for all present and future indebtedness. The Company has never been requested to furnish such additional security. In some cases, the Company’s long-term debt securities contain customary covenants, including a “limitation on liens” covenant. The Company was in compliance with the covenants in its bank agreements and securities as of March 31, 2012. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note [11] to the Consolidated Financial Statements.

Cash Requirements and Commitments

Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2013. Even if there were a decrease in cashflows from operations as a result of fluctuations in customer demands from one year to another due to unexpected changes in global economic conditions, Ricoh believes that current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its anticipated operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. While interest rates of such instruments may fluctuate, Ricoh believes that the effect of such fluctuations will not significantly affect Ricoh’s liquidity, mainly due to the adequate amount of Ricoh’s cash and cash equivalents on hand, stable cashflow generated from its operating activities and group-wide cash management system.

Ricoh expects that its capital expenditures for fiscal year 2013 will amount to approximately ¥83.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, thermal media and optical equipment. In addition, Ricoh is obligated to repay long-term indebtedness in the aggregate principal amount of ¥105.1 billion during fiscal year 2013, and in the aggregate principal amount of ¥406.4 billion during fiscal years 2014 through 2016.

The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note [12] to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to ¥165.6 billion as of March 31, 2012. The unfunded amount was recorded as an asset of ¥4.7 billion and a liability of ¥170.3 billion on the consolidated balance sheet of Ricoh as of March 31, 2012. The amounts contributed to pension plans for fiscal years 2010, 2011 and 2012 were ¥14.5 billion, ¥14.4 billion and ¥12.1 billion, respectively.

Ricoh believes that its cashflow from operating and investing activities together with existing lines of credit and borrowing facilities constitute adequate sources of funding to satisfy its liquidity needs and future obligations as described above. Ricoh’s management is of the opinion that Ricoh’s working capital is sufficient for its present requirements.

As of March 31, 2012, ¥70.4 billion of cash and cash equivalents are held by Ricoh’s foreign subsidiaries. If these funds are needed for Ricoh’s operations in Japan, Ricoh would be required to accrue and pay Japanese taxes to repatriate these funds. However, Ricoh’s intent is to permanently reinvest these funds outside of Japan and Ricoh’s current plans do not make it necessary for it to repatriate them to fund its operations in Japan.

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

In Japan, Ricoh conducts basic and advanced research in connection with optical technologies, new materials, devices, information electronics, environmental technologies and software technologies as well as elemental development for new products. In addition, Ricoh has established satellite R&D bases in the United States, China and India through which it conducts R&D activities that focus on developing products that can be marketed globally and that take into consideration the needs of such particular geographic area. All aspects of Ricoh’s research efforts are focused on developing products and services that are suitable for the new work environment. Ricoh also engages in R&D activities to protect the environment in every stage of each of its products’ life cycles to realize Ricoh’s three core values of “harmonizing with the environment (i.e., reducing and minimizing environmental impact),” “simplifying your life and work (i.e., enhancing user friendliness and striving towards simplification),” and “supporting knowledge management (i.e., offering solutions to process information).” For fiscal years 2010, 2011 and 2012, Ricoh’s consolidated R&D expenditures totaled ¥109.3 billion, ¥110.5 billion and ¥119.0 billion, respectively.

Out of total consolidated R&D expenditures of ¥119.0 billion for fiscal year 2012, ¥89.7 billion was used for R&D activities relating to the Imaging & Solutions operating segment. Ricoh’s R&D activities in the Imaging & Solutions operating segment continued to include (1) designing new optical designs for copiers, printers and production printing products, (2) developing imaging data processing technology, (3) developing electrophotographic supply technology, (4) advancing elemental technology for the next-generation of image producing engines, (5) developing cutting edge software technology and (6) developing applications for the advancement of IT solutions.

Out of total consolidated R&D expenditures of ¥119.0 billion for fiscal year 2012, ¥10.3 billion was used for R&D activities relating to the Industrial Products operating segment. In the Industrial Products operating segment, Ricoh’s R&D activities continued to include (1) designing ASICs and ASSPs for imaging, audio and communication use, (2) developing methods to utilize electronic design automation, (3) developing optical element technologies and new recording methods and (4) research and development for supply parts such as thermal media.

Out of total consolidated R&D expenditures of ¥119.0 billion for fiscal year 2012, ¥2.2 billion was used for R&D activities relating to the Other operating segment. In this segment, Ricoh continued to develop its image capturing device technology for digital cameras and its related applications technology.

In addition, Ricoh continues to engage in the development of its fundamental research fields, which focus on R&D activities that can be applied to various products and that are difficult to categorize into a specific operating segment. Out of total consolidated R&D expenditures of ¥119.0 billion for fiscal year 2012, ¥16.8 billion was used for R&D activities relating to fundamental research fields. Such R&D activities include R&D in nanotechnology, micro-machining, general technologies in measuring, analysis and simulation, new materials and devices, next-generation image display technologies, manufacturing technology, system software modules, photonics technology for high speed and high quality image processing, the next-generation of office systems and office solutions, and environmental technologies.

For a summary of Ricoh’s R&D expenditures for fiscal years 2010, 2011 and 2012, see Note [23] to the Consolidated Financial Statements.

Patents and Licenses

Ricoh owns approximately 45,300 patents as of March 31, 2012 on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or the termination of any licensing agreement or group of related licensing agreements will materially affect its business.

The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

Counterparty	Country and Region	Summary of the Contract	Contract Term

International Business Machines Corporation	USA	Comprehensive cross license patent agreement relating to the information processing technology area (reciprocal agreement)	March 28, 2007 to expiration date of the patent subject to the agreement

ADOBE Systems Incorporated	USA	Patent licensing agreements relating to development on printer software and sales (the counterparty as the licensee)	January 1, 1999 to March 31, 2015

Lemelson Medical, Education & Research Foundation Limited Partnership	USA	Patent licensing agreement relating to computer image analysis and other products (the counterparty as the licensee)	March 31, 1993 to expiration date of the patent subject to the agreement

Canon Inc.	Japan	Patent licensing agreement relating to office equipment (reciprocal agreement)	October 1, 1998 to expiration date of the patent subject to the agreement

Kyocera Mita Corporation	Japan	Patent licensing agreement relating to method of controlling multi function peripheral (the Company as the licensor)	January 1, 2007 to December 31, 2011

Sony Corporation	Japan	Patent licensing agreements relating to optical disks (the Company as the licensor ) and digital cameras (reciprocal agreement)	April 1, 2009 to March 31, 2018

Hitachi, Ltd.	Japan	Patent licensing agreement relating to optical record and playback equipment, and multi function peripheral (reciprocal agreement)	January 1, 2007 to December 31, 2013

Brother Industries, Ltd.	Japan	Patent licensing agreement relating to digital photography (the Company as the licensor)	October 1, 2009 to September 30, 2014

Quantum Storage Inc.	Taiwan	Patent licensing agreement relating to optical disc (the Company as the licensor)	February 22, 2011 to February 22, 2016

Hewlett-Packard Company	USA	Comprehensive cross license patent agreement relating to the document processing system area (reciprocal agreement)	October 31, 2011 to expiration date of the patent subject to the agreement

D. Trend Information

See “OVERVIEW” above and “Cautionary Statement With Respect to Forward-Looking Statements” in this Annual Report.

E. Off-Balance Sheet Arrangements

Ricoh acts as a guarantor for some of its employees’ housing loans, whose arrangements are not included on Ricoh’s consolidated balance sheets. As of March 31, 2012, the total amount of such guarantees was ¥14 million.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth Ricoh’s contractual obligations as of March 31, 2012.

	Millions of Yen Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
CONTRACTUAL OBLIGATIONS
Long-term Debt Obligations	¥630,595	¥105,160	¥319,090	¥165,773	¥40,572
Interest Expense Associated with Long-term Debt Obligations	15,430	5,757	6,113	2,551	1,009
Capital (Finance) Lease Obligations	1,507	925	271	217	94
Operating Lease Obligations	78,297	22,650	34,112	12,979	8,556
Purchase Obligations	45,218	45,218	—	—	—

TOTAL	¥771,047	¥179,710	¥359,586	¥181,520	¥50,231

Ricoh expects to contribute ¥13.0 billion to its pension plan during fiscal year 2013 and is currently unable to predict funding requirements for periods beyond fiscal year 2013 due to uncertainties related to changes in actuarial assumptions, return on plan assets and changes to plan membership.

Ricoh had operating lease commitments with rental payments totaling ¥47.8 billion for fiscal year 2012.

G. Safe Harbor

See “Cautionary Statement With Respect to Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Corporate Auditors of the Company as of June 26, 2012 were as follows:

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

Shiro Kondo (October 7, 1949)	Representative Director	Apr. 1973	Joined the Company
		July 1999	Deputy General Manager of Imaging System Business Group
		June 2000	Senior Vice President
		Oct. 2000	General Manager of Imaging System Business Group
		June 2002	Executive Vice President
		Oct. 2004	General Manager of MFP Business Group
		June 2005	Director
		June 2005	Corporate Executive Vice President
		Apr. 2007	Representative Director (Current)
		Apr. 2007	President (Current)
		Apr. 2007	CEO (Chief Executive Officer) (Current)

Principal business activities and other principal directorships performed outside of Ricoh:
Representative of Asahi Mutual Life Insurance Company

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Zenji Miura (January 5, 1950)	Representative Director	Apr. 1976	Joined the Company
		Jan. 1993	President of Ricoh France S.A.
		Apr. 1998	Deputy General Manager of Finance and Accounting Division
		Oct. 2000	Senior Vice President
		Oct. 2000	General Manager of Finance and Accounting Division
		June 2003	Executive Vice President
		June 2004	Managing Director
		June 2005	Director
		June 2005 June 2005	Corporate Executive Vice President CFO (Chief Financial Officer) (Current)
		Apr. 2006	CIO (Chief Information Officer)
		Apr. 2006	General Manager of Corporate Planning Division
		Feb. 2008	In charge of Internal Management and Control Division (Current)
		July 2008	General Manager of Finance and Accounting Division
		Apr. 2009	CSO (Chief Strategy Officer)
		Apr. 2009	General Manager of CRGP Office
		Apr. 2009	Deputy General Manager of Global Marketing Taskforce
		June 2009	General Manager of Global Marketing Support Division
		June 2009	General Manager of Trade Affairs & Export/Import Administration Division
		Apr. 2011	Representative Director (Current)
		Apr. 2011	Deputy President (Current)
		Oct. 2011	General Manager of Imaging Systems Business Group (Current)
		Oct. 2011	Representative Director, President and CEO (Chief Executive Officer) of Pentax Ricoh Imaging Co., Ltd.
		Apr. 2012	Representative Director, Chairman of Pentax Ricoh Imaging Co., Ltd. (Current)
		Apr. 2012	Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc, (Current)
		May 2012	General Manager of Americas Marketing Group (Current)
Principal business activities and other principal directorships performed outside of Ricoh:
Director of Nippon Venture Capital Co., Ltd.
Corporate Auditor of COCA-COLA WEST COMPANY, LIMITED

Hiroshi Kobayashi (July 2, 1948)	Director	Apr. 1974	Joined the Company
		Apr. 2002	General Manager of Corporate Planning Division
		June 2002	Senior Vice President
		June 2004	Executive Vice President
		Oct. 2004	General Manager of LP Business Group
		June 2005	Corporate Senior Vice President
		Apr. 2007	General Manager of Printer Business Group
		Apr. 2008	General Manager of Office Business Planning Center
		Apr. 2009	General Manager of Corporate Technology Development Group
		Apr. 2009	Chairman of Ricoh Software Research Center (Beijing) Co., Ltd.
		June 2010	President of Ricoh Innovations, Inc.
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)
		July 2010	In charge of environmental management
		July 2010	In charge of Internal Legal & Intellectual Property (Current)
		Apr. 2011	Chairman of Ricoh Innovations, Inc.
		June 2012	CHO (Chief Human Resource Officer) (Current)
		June 2012	In charge of Corporate Social Responsibility (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Shiro Sasaki (December 23, 1949)	Director	Apr. 1972	Joined the Company
		Apr. 2000	President of Gestetner Holdings PLC
		Apr. 2002	President of NRG Group PLC
		June 2004	Group Executive officer, Senior Vice President
		Apr. 2006	Chairman of Ricoh Europe B.V.
		Apr. 2006	Chairman of NRG Group PLC
		Apr. 2007	Chairman of Ricoh Europe, PLC
		Apr. 2007	Chairman of Ricoh Europe (Netherlands) B.V.
		June 2009	General Manager of Europe Marketing Group
		June 2010	Director (Current)
		Apr. 2011	Corporate Executive Vice President (Current)
		Apr. 2011	General Manager of Production Printing Business Group (Current)
		Apr. 2011	Chairman and CEO (Chief Executive Office) of Ricoh Production Print Solutions, LLC (Current)
		Apr. 2011	General Manager of Trade Affairs & Export/Import Administration Division (Current)
		June 2012	CMO (Chief Marketing Officer) (Current)

Nobuo Inaba (November 11, 1950)	Director	Apr. 1974	Joined the Bank of Japan
		May 1992	Director, Head of Securities Division, Credit and Market Management Department of the Bank of Japan
		May 1994	Director, Head of Planning Division Policy Planning Office of the Bank of Japan
		May 1996	Deputy Director-General, Policy Planning Office of the Bank of Japan
		Apr. 1998	Deputy Director-General (Adviser), Policy Planning Office of the Bank of Japan
		Apr. 2000	Adviser to the Governor Monetary Policy Studies Department, Policy Planning Office of the Bank of Japan
		June 2001	Director-General, Information System Services Department of the Bank of Japan
		June 2002	Director-General, Bank Examination and Surveillance Department of the Bank of Japan
		May 2004	Executive Director, Financial System Stability of the Bank of Japan
		May 2008	Joined the Company
		May 2008	Executive Advisor
		Apr. 2010	President of Ricoh Institute of Sustainability and Business (Current)
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)
		June 2012	CIO (Chief Information Officer) (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Yohzoh Matsuura (April 15, 1956)	Director	Apr. 1980	Joined the Company
		Oct. 2004	General Manager of Imaging Engine Development Division
		Apr. 2008	Corporate Vice President
		Apr. 2010	Corporate Senior Vice President
		July 2010	General Manager of MFP Business Group (Current)
		Apr. 2011	General Manager of Controller Development Division
		June 2012	Director (Current)
		June 2012	Corporate Executive Vice President (Current)
		June 2012	In charge of environmental management (Current)

Yoshinori Yamashita (August 22, 1957)	Director	Apr. 1980	Joined the Company
		Apr. 2008	President of Ricoh Electronics, Inc.
		Apr. 2010	Group Executive officer, Corporate Vice President
		Apr. 2011	Corporate Senior Vice President
		Apr. 2011	General Manager of Corporate Planning Division (Current)
		June 2012	Director (Current)
		June 2012	Corporate Executive Vice President (Current)

Kunihiko Satoh (October 21, 1956)	Director	Mar. 1979	Joined the Company
		June 2005	Corporate Vice President
		Apr. 2007	Group Executive officer, Corporate Vice President
		Apr. 2009	Associate Director
		Apr. 2009	Representative Director, President of Ricoh Kansai Co., Ltd.
		Oct. 2011	Corporate Senior Vice President
		Oct. 2011	Representative Director, President and CEO (Chief Executive Officer) of Ricoh Japan Corporation (Current)
		Oct. 2011	General Manager of Japan Marketing Group (Current)
		June 2012	Director (Current)
		June 2012	Corporate Executive Vice President (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Eiji Hosoya (February 24, 1945)	Outside Director	Apr. 1968	Joined Japanese National Railways
		Apr. 1987	General Manager of Investment Planning Dept., Corporate Planning Headquarters of East Japan Railway Company
		June 1990	General Manager of Management Administration Dept., Corporate Planning Headquarters of East Japan Railway Company
		June 1993	Director of East Japan Railway Company
		June 1996	Executive Director of East Japan Railway Company
		June 2000	Executive Vice President of East Japan Railway Company
		June 2000	General Manager of Life-style Business Development Headquarters of East Japan Railway Company
		Apr. 2002	Vice Chairman of Japan Association of Corporate Executives
		June 2003	Director, Chairman and Representative Executive Officer of Resona Holdings, Inc.
		June 2003	Director, Chairman and Representative Executive Officer of Resona Bank, Ltd.
		June 2005	Representative Director and Chairman of Resona Bank, Ltd.
		June 2009	Director and Chairman of Resona Bank, Ltd. (Current)
		June 2010	Outside Director (Current)
		June 2011	Outside Director of Mitsui Fudosan Co., Ltd. (Current)
		Apr. 2012	Director, Chairman and Executive Officer of Resona Holdings Inc, (Current)

Mochio Umeda (August 30, 1960)	Outside Director	Jan. 1988	Joined Arthur D. Little (Japan) Inc.
		Oct. 1994	Director of Arthur D. Little, Inc.
		May 1997	Founded MUSE Associates, LLC.
		May 1997	President of MUSE Associates, LLC. (Current)
		June 2010	Outside Director (Current)
		Aug. 2000	Founded Pacifica Fund I, LP.
		Aug. 2000	Managing Director of Pacifica Fund I, LP. (Current)
		Mar. 2012	Outside Director of ASATSU-DK INC. (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Kunio Noji (November 17, 1946)	Outside Director	Apr.1969	Joined KOMATSU LTD.
		June 1997	Director of KOMATSU LTD.
		June 2001	Managing Director and President of Production Division and e-Komatsu Technical Center of KOMATSU LTD.
		Apr. 2003	Director and Senior Executive Officer, President of Construction & Mining Equipment Marketing Division of KOMATSU LTD.
		Apr. 2005	Supervising Construction & Mining Equipment Business and e-Komatsu technical Center of KOMATSU LTD.
		July 2006	General Manager of KOMATSU Way Division of KOMATSU LTD
		June 2007	President and CEO of KOMATSU LTD. (Current)
		June 2012	Outside Director (Current)

Yuji Inoue (April 4, 1948)	Senior Corporate Auditor	Apr. 1971	Joined the Company
		Jan. 1997	Deputy General Manager of Finance and Accounting Division
		Apr. 1998	General Manager of Finance and Accounting Division
		Oct. 1998	General Manager of Business Department of Ricoh Leasing Co., Ltd
		June 1999	Managing Director of Ricoh Leasing Co., Ltd
		Apr. 2000	Representative Director, President of Ricoh Leasing Co., Ltd.
		June 2000	Senior Vice President
		June 2004	Managing Director
		June 2005	Corporate Senior Vice President
		June 2005	Representative Director, President and Chief Executive Officer of Ricoh Leasing Co., Ltd
		June 2009	Senior Corporate Auditor (Current)

Mitsuhiro Shinoda (November 23, 1953)	Corporate Auditor	Apr. 1978	Joined the Company
		Oct. 2000	General Manager of Group Management Department of Corporate Planning Division
		Apr. 2001	General Manager of Audit Office
		June 2003	General Manager of Finance Department of Finance and Accounting Division
		Nov. 2004	General Manager of Internal Management & Control Office of Finance and Accounting Division
		Apr. 2007	General Manager of Internal Management & Control Division
		July 2010	General Manager of Management Center Chubu Sales Division of Ricoh Japan Corporation
		June 2011	Corporate Auditor (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Takao Yuhara (June 7, 1946)	Outside Corporate Auditor	Apr. 1969	Joined Nippon Chemical Industrial Co., Ltd.
		May 1971	Joined SONY CORPORATION
		Mar. 1987	Vice President of Sony International (Singapore) Ltd.
		Apr. 1996	Vice President of Display Company of SONY CORPORATION
		June 2002	Corporate Executive officer and General Manager of Corporate Planning Division of SONY CORPORATION
		June 2003	Corporate Executive officer and Group CFO (Chief Financial Officer) of SONY CORPORATION
		June 2004	In charge of Corporate Executive Finance and IR of Sony Corporation
		Dec. 2007	Managing Executive Officer of ZENSHO CO., LTD. (ZENSHO CO., Ltd. is changed its name to ZENSHO HOLDINGS CO., Ltd. in October. 2011)
		Dec. 2007	Director of Group Management of ZENSHO CO., LTD. (Current)
		Apr. 2008	Officer in charge of Group Finance of ZENSHO CO., LTD.
		May 2008	Director of COCO’S JAPAN CO., LTD.
		June 2008	Director of ZENSHO CO., LTD.
		June 2008	Outside Corporate Auditor (Current)
		June 2009	Managing Director of ZENSHO CO., LTD. (Current)
		June 2009	Division of Finance and Economics Group of ZENSHO CO., LTD. (Current)
		May 2011	CFO of ZENSHO CO., LTD. (Current)

Tsukasa Yunoki (July 6, 1943)	Outside Corporate Auditor	Mar. 1968	Graduated from the National Legal Training and Research Institute
		Apr. 1968	Legal registration as a Japanese attorney
		Apr. 1968	Joined Tomizawa Junjiroh Legal Services
		Jan. 1970	Established Yunoki Legal Services
		May 1997	President of Yunoki Legal Services (Current)
		June 2010	Outside Corporate Auditor (Current)
		June 2012	Outside Corporate Auditor of HIROSE ELECTRIC CO., LTD. (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Kiyohisa Horie (March 7, 1948)	Substitute Corporate Auditor	Apr. 1970	Joined Horie Morita Audit Office (now: Meiji Audit Corporation)
Joined Showa Accounting Office
		Aug. 1980	Registered as Certified Public Accountant
		Mar. 1988	Registered as Tax Accountant
		Apr. 1988	Senior Partner of Meiji Audit Corporation (Current)
		May 1988	Representative Director of Showa Accounting Office (Current)
		May 1988	Managing Partner of Meiji Audit Corporation (Current)
		May 1998	Vice-Chairman & Managing Partner of Meiji Audit Corporation (Current)

Directors and Corporate Auditors are elected at a general meeting of shareholders for two and four years terms, respectively, and may serve any number of consecutive terms. The Board of Directors appoints from among its members a Chairman and one or more Representative Directors in accordance with the Corporation Law of Japan.

The Company maintains an executive officer system and under such system there are 32 such officers each with one of the following roles:

•	Executive officers: Oversee operations under the authority granted from the president and report to the president.

•	Group executive officers: Assist the president with the management of Ricoh group.

Executive Officers of the Company as of June 26, 2012 were as follows:

Name	Current Position (Function/Business area)	Date	Business Experience
Masamitsu Sakurai (January 8, 1942)	Chairman and Chairman of the Board	See above for his business experience and other information.

Shiro Kondo (October 7, 1949)	President and Chief Executive Officer	See above for his business experience and other information.

Zenji Miura (January 5, 1950)	Deputy President (Chief Financial Officer)	See above for his business experience and other information.

(Internal Management and Control Division)

(General Manager of Imaging Systems Business Group)

(Representative Director, Chairman of Pentax Ricoh Imaging Co., Ltd.)

Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc.

(General Manager of Americas Marketing Group)

Hiroshi Kobayashi (July 2, 1948)	Corporate Executive Vice President	See above for his business experience and other information.
(Chief Human Resource Officer) (In charge of Corporate Social Responsibility) (In charge of Internal Legal & Intellectual Property)

Shiro Sasaki (December 23, 1949)	Corporate Executive Vice President	See above for his business experience and other information.

(Chief Marketing Officer)

(General Manager of Production Printing Business Group)

(General Manager of Trade Affairs & Export/Import Administration Division)

(Chairman and CEO (Chief Executive Officer) of Ricoh Production Print Solutions LLC

Nobuo Inaba (November 11, 1950)	Corporate Executive Vice President	See above for his business experience and other information.
(Chief Information Officer) (President of Ricoh Institute of Sustainability and Business)

Yohzoh Matsuura (April 15, 1956)	Corporate Executive Vice President	See above for his business experience and other information.
(In charge of environmental management) (General Manager of MFP Business Group)

Yoshinori Yamashita (August 22, 1957)	Corporate Executive Vice President	See above for his business experience and other information
(General Manager of Corporate Planning Division)

Name	Current Position (Function/Business area)	Date	Business Experience
Kunihiko Satoh (October 21, 1956)	Corporate Executive Vice President	See above for his business experience and other information
(Representative Director, President and CEO (Chief Executive Officer) of Ricoh Japan Corporation (General Manager of Japan Marketing Group)

Terumoto Nonaka (October 28, 1947)

Corporate Senior Vice President

(General Manager of Research and Development Group)

(General Manager of Corporate Technology Development Group)

(General Manager of Corporate Technology Planning Center of Corporate Technology Development Group)

(General Manager of Device and Module Technology Development Center of Corporate Technology Development Group)

(Chairman of Ricoh Software Research Center (Beijing), Co., Ltd.)

(Chairman of Ricoh Innovations, Inc.)

		Jan. 1988	Joined the Company
		Jan. 1990	Deputy General Manager of Electronic Devices Division
		June 1993 June 1994	General Manager of Electronic Devices Division Director
		June 2000 Oct. 2000 June 2002	Senior Vice President President of Electronic Devices Company Executive Vice President
		June 2005 July 2006 Apr. 2009	Corporate Senior Vice President (Current) Chairman of Ricoh Electronics Devices Shanghai Co., Ltd. General Manager of Research and Development Group (Current)
		June 2012	General Manager of Corporate Technology Development Group (Current)
		June 2012	General Manager of Corporate Technology Planning Center of Corporate Technology Development Group (Current)
		June 2012	General Manager of Device and Module Technology Development Center of Corporate Technology Development Group (Current)
		June 2012	Chairman of Ricoh Software Research Center (Beijing) Co., Ltd. (Current)
		June 2012	Chairman of Ricoh Innovations, Inc. (Current)

Kenichi Kanemaru (November 19, 1952)	Corporate Senior Vice President (General Manager of Global Procurement Division)	Apr. 1973	Joined the Company
		June 1999	President of Ricoh UK Products Ltd.
		June 2004	Group Executive officer, Senior Vice President
		Oct. 2004	Senior Vice President
		Oct. 2004	Deputy General Manager of MFP Business Group
		Oct. 2004	General Manager of Business Strategy Center of MFP Business Group
		June 2005	Deputy General Manager of Imaging System Production Business Group
		June 2005	General Manager of Procurement Control Center of Production Business Group
		Apr. 2006	General Manager of Imaging System Production Business Group
		Apr. 2008	Corporate Senior Vice President (Current)
		Apr. 2008	General Manager of Production Business Group
		Apr. 2008	General Manager of Office Machine Division of Production Business Group
		Oct. 2010	General Manager of Global Procurement taskforce
		Feb. 2011	General Manager of Global Procurement Division (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Soichi Nagamatsu (March 25, 1951)	Corporate Senior Vice President (General Manager of Network Appliance Business Group) (General Manager of Eco Solution Center of Network Appliance Business Group)	July 2004	Joined the Company
		July 2004	Deputy General Manager of Research and Development Group
		Apr. 2006	Corporate Vice President
		Apr. 2006	General Manager of Research and Development Group
		Apr. 2006	General Manager of Corporate Technology Planning Division
		Apr. 2007	General Manager of Office System Development Center of Research and Development Group
		Dec. 2007	General Manager of Advanced Prototyping Center of Research and Development Group
		Apr. 2008	General Manager of Corporate Technology Development Group
		Apr. 2008	General Manager of Office Solution Technology Development Center of Corporate Technology Development Group
		Apr. 2008	General Manager of Advanced Technology R&D Center of Research and Development Group
		Apr. 2008	Chairman of Ricoh Software Research Center (Beijing) Co., Ltd.
		Apr. 2009	General Manager of Corporate Planning Division
		Oct. 2009	General Manager of New Business Development Center of Corporate Planning Division
		Apr. 2010	Corporate Senior Vice President (Current)
		Apr. 2011	General Manager of Network Appliance Business Group (Current)
		Oct. 2011	General Manager of Eco Solution Division
		Apr. 2012	General Manager of Eco Solution Center of Network Appliance Business Group (current)

Kenichi Matsubayashi (June 5, 1948)	Corporate Senior Vice President (General Manager of RS Products Division of Production Business Group)	Apr. 1971	Joined the Company
		Apr. 2001	Deputy General Manager of RS Products Division of Production Business Group
		Apr. 2003	Procurement Control Center of Production Business Group
		Oct. 2003	General Manager of RS Products Division of Production Business Group (Current)
		June 2005	Corporate Vice President
		Oct. 2008	Representative Director, President of Yamanashi Electronics Co., Ltd.
		Apr. 2011	Corporate Senior Vice President (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Hidetsugu Nonaka (December 5, 1953)

Corporate Senior Vice President

(General Manager of Global Marketing Group)

(General Manager of Imaging Product Business Center of Global Marketing Group)

(General Manager of Service & Support Center of Global Marketing Group)

(Chairman of Ricoh China Co., Ltd.)

		Apr. 1978	Joined the Company
		Apr. 2006	General Manager of Document Solutions & Services Devision
		Apr. 2009	Corporate Vice President
		June 2009	Associate Director
		Apr. 2011	Deputy General Manager of Global Marketing Group
		Apr. 2012	Corporate Senior Vice President (Current)
		Apr. 2012	General Manager of Global Marketing Group (Current)
		Apr. 2012	General Manager of Service & Support Center of Global Marketing Group (Current)
		Apr. 2012	Chairman of Ricoh China Co., Ltd. (Current)
		May 2012	General Manager of Imaging Product Business Center of Global Marketing Group (Current)

Katsumi Kurihara (March 24, 1956)

Corporate Senior Vice President

(General Manager of Quality of Management Division)

(General Manager of Quality and Process Innovation Center of Quality of Management Division)

(General Manager of Process Innovation Group)

		Apr. 1978	Joined the Company
		Apr. 2006	General Manager of Engineering Process Innovation Center of MFP Business Group
		Apr. 2007	Deputy General Manager of Office Business Planning Center
		Apr. 2007	General Manager of Engineering Process Innovation Center of Office Business Planning Center
		Apr. 2009	General Manager of Quality of Management Division (Current)
		Apr. 2010	Corporate Vice President
		Apr. 2011	General Manager of Quality and Process Innovation Center of Quality Management Division
		Oct. 2011	Deputy General Manager of Business Process Reengineering Group
		Oct. 2011	General Manager of Quality and Process Innovation Center of Quality of Management Division (Current)
		Apr. 2012	Corporate Senior Vice President (Current)
		Apr. 2012	Deputy General Manager of Process Innovation Group
		June 2012	General Manager of Process Innovation Group (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Kunihito Minakawa (August 15, 1954)	Corporate Senior Vice President (General Manager of Finance and Accounting Division)	Apr.1978	Joined the Company
		June 2008	General Manager of Business Strategy & Planning Center of International Business Group
		Apr. 2009	General Manager of Finance and Accounting Division (Current)
		Apr. 2010	Corporate Vice President
		Apr. 2011	General Manager of CRGP Office
		Apr. 2012	Corporate Senior Vice President (Current)

Seiji Sakata (September 12, 1958)	Corporate Senior Vice President (General Manager of Human Resources Division ) (Deputy General Manager of Corporate Sports Promotion Center)	Apr. 1981	Joined the Company
		Apr. 2008	Deputy General Manager of MFP Business Group
		Oct. 2008	General Manager of 2nd Designing Center of MFP Business Group
		Apr. 2009	General Manager of Controller Development Division
		Apr. 2010	Corporate Vice President
		Apr. 2011	General Manager of Human Resources Division (Current)
		Apr. 2011	General Manager of General Administration Corporate Strategic Center of Human Resources Division
		Apr. 2011	Deputy General Manager of Corporate Sports Promotion Center (Current)
		Apr. 2012	Corporate Senior Vice President (Current)

Yutaka Ebi (October 20, 1949)	Corporate Vice President (General Manager of Legal & Intellectual Property Division)	Apr. 1972	Joined the Company
		Apr. 2001	General Manager of Imaging Technology Division
		June 2002	Senior Vice President
		Oct. 2004	General Manager of Legal & Intellectual Property Division (Current)
		June 2005	Corporate Vice President (Current)

Junichi Matsuno (April 18, 1954)	Corporate Vice President (General Manager of GJ Design & Development Division) (General Manager of GC Development Center of GJ Design & Development Division)	Apr. 2008	Joined the Company
		Apr. 2009	General Manager of GJ Design & Development Division (Current)
		Apr. 2009	General Manager of Technology Strategy Center of GJ Design & Development Division
		Apr. 2010	Corporate Vice President (Current)
		Apr. 2011	General Manager of GC Development Center of GJ Design & Development Division (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Masayuki Ishihara (August 20, 1956)	Corporate Vice President (General Manager of Production Business Group)	Mar. 1979	Joined the Company
		Apr. 2011	Deputy General Manager of Production Business Group
		Apr. 2012	Corporate Vice President (Current)
		Apr. 2012	General Manager of Production Business Group (Current)

Masahiro Nakamura (December 7, 1955)	Corporate Vice President (President of Electronic Devices Company) (Chairman of Ricoh Electronic Devices Shanghai Co., Ltd.)	Mar. 1979	Joined the Company
		Apr. 2011	Deputy President of Electronic Devices Company
		Oct. 2011	Corporate Vice President (Current)
		Oct. 2011	President of Electronic Devices Company (Current)
		Oct. 2011	Chairman of Ricoh Electronic Devices Shanghai Co., Ltd. (Current)

Hidenobu Endoh (January 17, 1959)	Corporate Vice President (General Manager of Printer Business Group) (General Manager of Business Strategy Center of Printer Business Group)	Apr. 1981	Joined the Company
		Apr. 2007	General Manager of GJ Designing Center of Printer Business Group
		Oct. 2009 Apr. 2011	Deputy General Manager of Printer Business Group Corporate Vice President (Current)
		Apr. 2011	General Manager of Printer Business Group (Current)
		Oct. 2011	General Manager of Business Strategy Center of Printer Business Group (Current)

Kazuo Nishinomiya (August 22, 1960)	Corporate Vice President (President of PC Unit Products Company)	Apr. 1983	Joined the Company
		Jan. 2007	President of Ricoh Industrie France S.A.S.
		Feb. 2010	Deputy President of PC Unit Products Company
		Apr. 2010	President of PC Unit Products Company (Current)
		Apr. 2011	Corporate Vice President (Current)

Hisao Murayama (June 26, 1958)	Corporate Vice President (General Manager of Imaging Engine Development Division) (General Manager of Platform Development Center of Imaging Engine Development Division)	Mar. 1981	Joined the Company
		Apr. 2011	General Manager of Imaging Engine Development Division (Current)
		Apr. 2012	Corporate Vice President (Current)
		Apr. 2012	General Manager of Platform Development Center of Imaging Engine Development Division (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Yasutomo Mori (December 5, 1960)

Corporate Vice President

(President of Thermal Media Company)

(Chairman of Ricoh Thermal Media (Beijing) Co., Ltd.)

(Chairman of Ricoh Thermal Media (Wuxi) Co., Ltd.)

(Chairman of Ricoh International (Shanghai) Co., Ltd.)

		Mar. 1986	Joined the Company
		Apr. 2011	President of Thermal Media Company (Current)
		Apr. 2011	Chairman of Ricoh Thermal Media (Beijing) Co., Ltd. (Current)
		Apr. 2011	Chairman of Ricoh Thermal Media (Wuxi) Co., Ltd. (Current)
		Apr. 2011	Chairman of Ricoh International (Shanghai) Co., Ltd. (Current)
		Apr. 2012	Corporate Vice President (Current)
Group Executive Officers of the Company as of June 26, 2012 were as follows:

Sadahiro Arikawa (March 31, 1949)	Group Executive officer, Corporate Senior Vice President (Representative Director, President of Ricoh Leasing Co., Ltd.)	Apr. 1971	Joined the Company
		Apr. 2001	General Manager of Fukuoka Branch of Marketing Group
		Dec. 2001	President of Ricoh Kyusyu Co., Ltd.
		Apr. 2004	General Manager of Major Accounts Marketing Division of Marketing Group
		June 2004	Senior Vice President
		June 2005	Corporate Vice President
		Apr. 2009	Associate Director
		June 2009	Representative Director, President of Ricoh Leasing Co., Ltd. (Current)
		June 2009	Group Executive officer, Corporate Senior Vice President (Current)

Daisuke Segawa (July 21, 1954)

Group Executive officer,
Corporate Vice President

(President and COO (Chief Operating Officer) of Ricoh Production Print Solutions Company, LLC)

(Deputy General Manager of Production Printing Business Group)

		Mar. 1980	Joined the Company
		Oct. 2004	General Manager of Corporate Planning Division
		June 2005	Corporate Vice President
		Apr. 2006	General Manager of Finance and Accounting Division
		July 2008	Group Executive officer, Corporate Vice President
		Apr. 2009	Associate Director
		May 2009	President and CEO (Chief Executive Officer) of InfoPrint Solutions Company, LLC
		June 2009	Group Executive officer, Corporate Vice President (Current)
		Dec. 2010	General Manager of NPPC Preparation Office
		Apr. 2011	Deputy General Manager of Production Printing Business Group (Current)
		Apr. 2011	President and COO (Chief Operating Officer) of Ricoh Production Print Solutions, LLC. (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Shuzo Saito (August 31, 1949)	Group Executive officer, Corporate Vice President (Chairman and CEO (Chief Executive Officer) of Ricoh Europe PLC) (Chairman of Ricoh Europe B.V.) (General Manager of Europe Marketing Group)	Apr. 1973	Joined the Company
		Apr. 2007	President of Ricoh Europe PLC
		Apr. 2011	Group Executive officer, Corporate Vice President (Current)
		Apr. 2011	Chairman and CEO (Chief Executive Officer) of Ricoh Europe PLC (Current)
		Apr. 2011	Chairman of Ricoh Europe B.V. (Current)
		Apr. 2011	General Manager of Europe Marketing Group (Current)

Takashige Itoh (June 19, 1949)	Group Executive officer, Corporate Vice President (Representative Director, President of Ricoh Elemex Corporation)	Apr. 1973	Joined the Company
		Apr. 2008	Chairman and President of Shanghai Ricoh Facsimile Co., Ltd.
		Apr. 2008	Chairman and President of Shanghai Ricoh Digital Equipment Co., Ltd.
		Apr. 2008	Chairman of Ricoh Imaging Technology (Shanghai) Co., Ltd.
		Apr. 2011	Group Executive officer, Corporate Vice President (Current)
		Apr. 2011	Representative Director, President of Ricoh Elemex Corporation (Current)

Nobuaki Majima (May 24, 1952)	Group Executive officer, Corporate Vice President (President of Ricoh Asia Pacific, Pte. Ltd.) (General Manager of Asia Pacific Marketing Group)	Apr. 1981	Joined the Company
		Apr. 2006	President of Ricoh Asia Pacific, Pte. Ltd. (Current)
		Apr. 2009	Group Executive officer, Corporate Vice President (Current)
		June 2009	General Manager of Asia Pacific Marketing Group (Current)

Kiyotaka Yamada (January 27, 1952)	Group Executive officer, Corporate Vice President (President of Tohoku Ricoh Co., Ltd.)	Apr. 1976	Joined the Company
		Jan. 2011	General Manager of Business Process Reengineering Division of Business Process Reengineering Group
		Apr. 2011	Group Executive officer, Corporate Vice President (Current)
		Apr. 2011	General Manager of Information Technology and Solution Division
		Apr. 2012	Group Executive officer, Corporate Vice President (Current)
		Apr. 2012	President of Tohoku Ricoh Co., Ltd. (Current)

Kiyoshi Tsujita (November 4, 1954)

Group Executive officer,
Corporate Vice President

(President of Ricoh China Co., Ltd.)

(Chairman and President of Ricoh Electronic Technology (China) Co., Ltd.)

(General Manager of China Marketing Group)

		May 1975	Joined the Company
		Oct. 2011	President of Ricoh China Co., Ltd. (Current)
		Oct. 2011	Chairman and President of Ricoh Electronic Technology (China) Co., Ltd. (Current)
		Oct. 2011	General Manager of China Marketing Group (Current)
		Apr. 2012	Group Executive officer, Corporate Vice President (Current)

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

B. Compensation

The aggregate remuneration, including bonuses but excluding retirement allowances, for fiscal year 2012 to all Directors, Corporate Auditors, Executive Officers and Group Executive Officers of the Company who served during fiscal year 2012 was ¥969 million.

Bonuses to be received by the director are determined by a resolution of an ordinary general meeting of shareholders of the Company. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income and are based on the Company’s financial performance for the fiscal year. During fiscal year 2013, Directors’ bonus are not to be paid for the fiscal year 2012. Furthermore, despite shareholders’ approval for ¥82 million allowance for Directors’ bonuses schedule to be paid in installments, in July 2011 and December 2011 respectively, by the resolution of the 111th Ordinary General Meeting of Shareholders held on June 24, 2011, payment of the latter installment in the amount of ¥53 million was cancelled in view of the deterioration in earnings meanwhile.

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

D. Employees

The table below provides information about employees.

	As of March 31,
	2010	2011	2012
Categorized by Operating Segment
Imaging & Solutions	100,449	100,959	99,074
Industrial Products	3,109	3,056	3,101
Other	3,859	3,868	5,888
Headquarters	1,108	1,131	1,178

Total	108,525	109,014	109,241

Categorized by Geographic Location
Domestic	41,118	40,072	38,519
Overseas	67,407	68,942	70,722

Total	108,525	109,014	109,241

Ricoh believes it is one of the few companies with a base in Japan with a large labor force which is not unionized. There has been no significant labor dispute in fiscal year 2012 and Ricoh knows of no efforts to organize a union. Ricoh generally believes its employee relations to be good.

E. Share Ownership

The following table lists the number of Common Stock owned by each Director, Corporate Auditor and Executive Officer of the Company as of June 26, 2012. None of the Company’s Directors, Corporate Auditors or Executive Officers is a beneficial owner of more than 1% of the Company’s Common Stock. Collectively, the Directors, Corporate Auditors and Executive Officers beneficially own approximately 0.04% of the total Company Common Stock issued.

Name	Position	Number of Shares
Masamitsu Sakurai	Chairman of the Board and Director	45,000
Shiro Kondo	Representative Director	33,000
Zenji Miura	Representative Director	33,000
Hiroshi Kobayashi	Director	12,000
Shiroh Sasaki	Director	15,000
Nobuo Inaba	Director	6,000
Yozoh Matsuura	Director	2,000
Yoshinori Yamashita	Director	3,000
Kunihiko Satoh	Director	6,000
Eiji Hosoya	Outside Director	2,000
Mochio Umeda	Outside Director	4,000
Yuji Inoue	Senior Corporate Auditor	10,000
Mitsuhiro Shinoda	Corporate Auditor	2,000
Terumoto Nonaka	Corporate Senior Vice President	9,050
Kenichi Kanemaru	Corporate Senior Vice President	8,000
Soichi Nagamatsu	Corporate Senior Vice President	7,000
Kenichi Matsubayashi	Corporate Senior Vice President	11,000
Hidetsugu Nonaka	Corporate Senior Vice President	5,000
Katsumi Kurihara	Corporate Senior Vice President	3,000
Kunihito Minakawa	Corporate Senior Vice President	2,000
Seiji Sakata	Corporate Senior Vice President	4,000
Yutaka Ebi	Corporate Vice President	2,000
Junichi Matsuno	Corporate Vice President	3,000
Masayuki Ishihara	Corporate Vice President	4,000
Masahiro Nakamura	Corporate Vice President	6,000
Hidenobu Endoh	Corporate Vice President	3,000
Kazuo Nishinomiya	Corporate Vice President	10,000
Hisao Murayama	Corporate Vice President	790
Sadahiro Arikawa	Corporate Senior Vice President	4,000
Daisuke Segawa	Corporate Vice President	1,000
Shuzo Saito	Corporate Vice President	6,000
Takashige Itoh	Corporate Vice President	10,000
Nobuaki Majima	Corporate Vice President	7,000
Kiyotaka Yamada	Corporate Vice President	6,000

Total		284,840

All shares of Common Stock of the Company carry the same voting rights.

No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 24, 2011.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2012 are as follows:

Title of Class	Name	Number of Shares Owned (in thousands)	Percentage of Outstanding Shares Owned
Common Stock	Japan Trustee Services Bank, Ltd. (Trust account)	70,586	9.73%
Common Stock	The Master Trust Bank of Japan, Ltd. (Trust account)	63,365	8.74
Common Stock	Nippon Life Insurance Company	36,801	5.08

Japan Trustee Services Bank, Ltd. is a joint venture managed by Resona Bank, Ltd., the Sumitomo Trust and Banking Co., Ltd. and Chuo Mitsui Trust Holdings, Inc.

The Master Trust Bank of Japan, Ltd. is a joint venture managed by Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company and the Norinchukin Trust and Banking Co., Ltd.

As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during fiscal year 2012. The major shareholders do not have different voting rights.

American Depositary Receipts (“ADRs”) evidencing American Depositary Shares are issued by The Bank of New York Mellon. The normal trading unit is 5 American Depositary Shares. As of March 31, 2012, 247,195 American Depositary Shares were held of record by one institutional registered holder in the United States of America.

As far as is known to the Company as of this date, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government. As far as is known to the Company as of this date, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

Ricoh sells or purchases products, materials, supplies and services to or from affiliated companies on normal commercial terms and conditions. See Note [6] to the Consolidated Financial Statements.

MUSE Associates, LLC is a limited liability company wholly owned by the Company's outside director, Mr. Mochio Umeda. For the year ended March 31, 2012, Ricoh paid the consulting fee of ¥35 million to MUSE Associates, LLC, which was recorded in selling, general and administrative expenses based on the consulting agreement. There are no account balances relating to this transaction at March 31, 2012. Prices and other transaction terms are determined through negotiations, based on the general transaction data.

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

The Company’s Common Stock has been listed on the TSE since 1949, and in Japan it is also listed on the Osaka Stock Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange. In addition, the Company’s Common Stock is listed outside of Japan on Euronext Paris.

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

	Tokyo Stock Exchange Price Per Share of Common Stock (Japanese Yen)		Over-the-Counter Market Price Per American Depositary Share (5 shares of Common Stock) (U.S. Dollars)
	High	Low	High	Low
Annual highs and lows
Fiscal Year 2008	2,950	1,395	121.25	69.55
Fiscal Year 2009	1,986	770	93.50	41.50
Fiscal Year 2010	1,473	1,089	79.85	58.69
Fiscal Year 2011	1,647	818	87.95	53.25
Fiscal Year 2012	977	588	57.94	39.15

Quarterly highs and lows
Fiscal Year 2011
1st quarter	1,647	1,117	87.95	63.42
2nd quarter	1,260	1,066	71.88	62.96
3rd quarter	1,275	1,091	76.40	69.25
4th quarter	1,228	818	74.06	53.25

Fiscal Year 2012
1st quarter	977	825	57.94	50.11
2nd quarter	938	622	57.39	41.00
3rd quarter	711	599	46.05	39.15
4th quarter	852	588	50.42	39.23

Monthly highs and lows
December 2011	708	646	45.26	41.27
January 2012	683	614	44.48	39.70
February 2012	766	588	46.30	39.23
March 2012	852	722	50.42	44.59
April 2012	840	685	50.49	44.00
May 2012	729	569	43.18	36.81

Notes:	(1)	Price per share of Common Stock is as reported by the TSE.
	(2)	Price per ADSs is based upon one ADS representing 5 shares of Common Stock as reported by the Over-the-Counter Market Bulletin Board®.

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

General

The presently authorized capital stock of the Company is 1,500,000,000 shares. Under the Corporation Law, shares of the Company (which chose under Article 7 of its Articles of Incorporation to issue share certificates) are transferable by delivery of share certificates, but in order to assert shareholders’ rights against the Company, the transferee must generally have his name registered in the Company’s register of shareholders. Shareholders are required to file their names, addresses and seals with Sumitomo Mitsui Trust Bank, Limited (formerly The Chuo Mitsui Trust & Banking Co., Ltd.), the custodian of the shareholders’ register (kabu-nushi meibo kanrinin), transfer agent for the Company’s Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

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

Custodian of the shareholders’ register

Sumitomo Mitsui Trust Bank, Limited (formerly The Chuo Mitsui Trust and Banking Co., Ltd.) is the custodian of the shareholders’ register of the Company’s Common Stock; as such custodian, it keeps the Company’s register of shareholders and register of the lost share certificates in its office at 1-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

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

Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2012, and there are no material quantitative changes in market risk exposure at March 31, 2012 when compared to March 31, 2011. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

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

Foreign Currency Contracts

	Year Ended March 31,
	2011			2012
	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)
US$/¥	83.15	¥125,801	¥(698)	82.19	¥146,989	¥(4,677)
EUR/¥	117.57	33,072	(1,196)	109.80	15,998	(776)
EUR/US$	1.41	31,056	622	1.34	492	(32)
Other currencies		21,320	(795)		27,064	(347)

Total		¥211,249	¥(2,067)		¥190,543	¥(5,832)

Foreign Currency Option Contracts

	Year Ended March 31,
	2011			2012
	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)
Options purchased to sell foreign currencies
US$/¥				82.19	4,274	10
EUR/¥	117.57	1,185	20	109.80	14,164	26

Total		1,185	20		18,438	36

Options written to buy foreign currencies
US$/¥				82.19	2,137	(156)
EUR/¥	117.57	2,370	(64)	109.80	7,082	(900)

Total		¥2,370	¥(64)		¥9,219	¥(1,056)

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

LONG-TERM INDEBTEDNESS	Year ended March 31, 2011
		Millions of Yen
			Expected maturity date
(Excluding Capital Lease Obligations and ASC815 fair value adjustment)	Average pay rate	Total	2012	2013	2014	2015	2016	Thereafter	Fair Value
Bonds	1.21%	¥224,618	¥20,000	¥—	¥70,000	¥35,000	¥60,000	¥39,618	¥220,680
Convertible Bonds	—	2,221	2,221	—	—	—	—	—	2,221
Loans	1.10	361,328	88,061	66,743	107,765	65,210	20,142	13,407	360,960

TOTAL		¥588,167	¥110,282	¥66,743	¥177,765	¥100,210	¥80,142	¥53,025	¥583,861

LONG-TERM INDEBTEDNESS	Year ended March 31, 2012
		Millions of Yen
			Expected maturity date
(Excluding Capital Lease Obligations and ASC815 fair value adjustment)	Average pay rate	Total	2013	2014	2015	2016	2017	Thereafter	Fair Value
Bonds	1.21%	¥204,332	¥—	¥70,000	¥35,000	¥60,000	¥—	¥39,332	¥202,602
Convertible Bonds	—	—	—	—	—	—	—	—	—
Loans	0.91	424,756	104,235	87,588	126,231	27,235	78,321	1,146	425,106

TOTAL		¥629,088	¥104,235	¥157,588	¥161,231	¥87,235	¥78,321	¥40,478	¥627,708

INTEREST RATE SWAPS			Year ended March 31, 2011
					Millions of Yen
						Expected maturity date
Notional amounts (Millions)		Type of swap	Average receive rate	Average pay rate	Total	2012	2013	2014	2015	2016	Thereafter	Fair Value
	¥279,800	Receive floating/Pay fixed	0.57%	1.11%	¥279,800	¥52,300	¥73,000	¥79,000	¥61,000	¥14,500	—	¥(2,819)
GBP	35	Receive floating/Pay fixed	0.61%	3.59%	¥4,644	¥662	¥2,517	¥—	¥1,465	¥—	¥—	¥(112)

INTEREST RATE SWAPS			Year ended March 31, 2012
					Millions of Yen
						Expected maturity date
Notional amounts (Millions)		Type of swap	Average receive rate	Average pay rate	Total	2013	2014	2015	2016	2017	Thereafter	Fair Value
	¥336,383	Receive floating/Pay fixed	0.35%	0.68%	¥336,383	¥64,500	¥81,500	¥113,000	¥17,500	¥59,883	¥—	¥(2,119)
GBP	22	Receive floating/Pay fixed	0.71%	2.92%	¥2,851	¥1,184	¥ ,	¥1,667	¥—	¥—	¥—	¥(63)

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

The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive.

	(Millions of Yen)
	Year ended March 31,
	2011		2012
	Cost	Fair Value	Cost	Fair Value
Debt Securities
Due within one year	¥—	¥—	¥—	¥—
Due after one year through five years	517	519	537	539
Due over five years	1,285	1,326	1,160	1,240
Equity Securities	40,765	45,093	35,489	41,854
Other	—	—	—	—

TOTAL	¥42,567	¥46,938	¥37,186	¥43,633

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Under the terms of the deposit agreement for Ricoh’s ADRs, an ADR holder may have to pay the following service fees to The Bank of New York Mellon, (the “Depositary”):

Fee:	Depositary actions:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Cancellation of ADSs for the purpose of withdrawal, including when the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on the Depositary's share register to or from the name of the Depositary or its agent when depositing or withdrawing shares

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Expenses of the Depositary	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Payments made by the Depositary in Fiscal Year 2012

For fiscal year 2012, the Company did not receive any reimbursement funds from the Depositary.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Ricoh’s disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed by Ricoh in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to Ricoh’s management, including its Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of its management, including the CEO and CFO, Ricoh evaluated its disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that Ricoh’s disclosure controls and procedures were effective as of March 31, 2012 at a reasonable assurance level, provided that it be understood that any system of control is based in part upon certain assumptions designed to obtain reasonable (but not absolute) assurance as to its effectiveness, and there can be no assurance that Ricoh’s system of control will succeed in achieving its stated objectives.

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

Ricoh’s management assessed the effectiveness of Ricoh’s internal control over financial reporting as of March 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management’s assessment included evaluating the design of Ricoh’s internal control over financial reporting and testing of the operational effectiveness of Ricoh’s internal control over financial reporting.

Based on such assessment, management concluded that, as of March 31, 2012, Ricoh’s internal control over financial reporting was effective based on the criteria set forth by COSO.

Ricoh’s independent registered accounting firm, KPMG AZSA LLC, has issued an audit report on the effectiveness of Ricoh’s internal control over financial reporting as of March 31, 2012, such report is included in the Consolidated Financial Statements attached hereto.

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

The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that that members of the Board of Corporate Auditors possess the appropriate skills and experience, as a group, to carry out their duties as members of the Board of Corporate Auditors, the Company will continue to strive to identify potential candidates that might qualify for this position. The Board of Corporate Auditors will keep under active review the financial expert matter during fiscal year 2012 as part of their overall risk management and compliance program.

Item 16B. Code of Ethics

Ricoh has adopted a code of ethics that applies to its employees, including the President, Chief Executive Officer, Chief Operating Officer, and the senior management of accounting and finance. Such code of ethics of Ricoh is provided hereto as Exhibit 11.

Item 16C. Principal Accountant Fees and Services

The aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Ricoh for the years ended March 31, 2011 and 2012, were:

	(Millions of Yen)
	Year ended March 31,
	2011	2012
Audit Fees	1,705	1,422
Audit-related Fees	123	4
Tax Fees	124	39
All Other Fees	9	86

TOTAL	1,961	1,551

Audit Fees consist of fees for the annual audit of Ricoh’s consolidated financial statements, and audit services that are normally provided by our independent accountants.

Audit-related Fees consist of fees that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees.

Tax Fees consist of fees for tax compliance, tax advice and tax consulting associated with international transfer prices.

All Other Fees primarily consist of permitted IFRS advisory fees.

Audit Committee Pre-Approval Policies and Procedures

In accordance with Japanese law, the Company’s independent accountants (Kaikei Kansanin) (“Accounting Auditors”) are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company’s Board of Corporate Auditors. In addition, the Board of Corporate Auditors may, by its resolution, request the Company’s Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Board of Corporate Auditors is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA LLC as the Company’s Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 26, 2012.

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

During fiscal year 2012, none of the services provided to the Company by KPMG AZSA LLC were approved by the Board of Corporate Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule  2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICOH COMPANY, LTD.

By:	/S/ ZENJI MIURA
Zenji Miura
Representative Director, Deputy President and Chief Financial Officer

Date: July 19, 2012

Ricoh Company, Ltd.

Consolidated Financial Statements and Schedule

For the years ended March 31, 2010, 2011 and 2012

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ricoh Company, Ltd.:

We have audited the accompanying consolidated balance sheets of Ricoh Company, Ltd. (a Japanese corporation) and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. We also have audited Ricoh Company, Ltd.’s internal control over financial reporting as of March 31, 2012, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. Ricoh Company, Ltd.’s management is responsible for these consolidated financial statements, the financial statement schedule, and for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on Ricoh Company, Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, Ricoh Company, Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

As described in Note 2(b) to the financial statements, during the year ended March 31, 2012, Ricoh Company, Ltd. has elected to change its method of accounting for certain consolidated subsidiaries to eliminate the three-month difference between the reporting periods between Ricoh Company, Ltd, and those subsidiaries. The change in accounting method has been retrospectively applied to all periods presented.

The accompanying consolidated financial statements as of and for the year ended March 31, 2012 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

July 19, 2012

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Balance Sheets

March 31, 2011 and 2012

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥172,221	¥156,210	$1,905,000
Time deposits	2,010	2,461	30,012
Trade receivables:
Notes	46,350	43,921	535,622
Accounts	419,471	439,673	5,361,866
Less - Allowance for doubtful receivables	(16,764)	(16,380)	(199,756)
Current maturities of long-term finance receivables, net	208,675	219,716	2,679,463
Inventories:
Finished goods	85,842	101,165	1,233,720
Work in process and raw materials	86,041	93,844	1,144,439
Deferred income taxes and other	64,004	65,896	803,610

Total current assets	1,067,850	1,106,506	13,493,976

Property, plant and equipment, at cost:
Land	44,444	45,893	559,671
Buildings	262,526	265,843	3,241,988
Machinery and equipment	737,373	659,503	8,042,719
Construction in progress	5,392	9,576	116,780

Total	1,049,735	980,815	11,961,158
Less - accumulated depreciation and amortization	(784,917)	(712,288)	(8,686,439)

Net property, plant and equipment	264,818	268,527	3,274,719

Investments and other assets:
Long-term finance receivables, net	445,783	468,004	5,707,366
Investment securities	48,909	45,470	554,512
Investments in and advances to affiliates	213	444	5,415
Goodwill	221,092	195,251	2,381,110
Other intangible assets	130,063	112,914	1,377,000
Lease deposits and other	76,836	92,242	1,124,902

Total investments and other assets	922,896	914,325	11,150,305

Total assets	¥2,255,564	¥2,289,358	$27,919,000

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥39,095	¥111,272	$1,356,976
Current maturities of long-term indebtedness	111,106	105,160	1,282,439
Trade payables:
Notes	12,216	11,553	140,890
Accounts	235,190	240,656	2,934,829
Accrued income taxes	13,393	13,448	164,000
Accrued expenses and other	198,464	190,935	2,328,476

Total current liabilities	609,464	673,024	8,207,610

Long-term liabilities:
Long-term indebtedness, less current maturities	479,423	525,435	6,407,744
Accrued pension and severance costs	140,840	164,757	2,009,231
Deferred income taxes and other	47,707	47,124	574,683

Total long-term liabilities	667,970	737,316	8,991,658

Commitments and contingent liabilities (Note 17)

Equity:
Ricoh Company, Ltd. shareholders’ equity:
Common stock;
Authorized - 1,500,000,000 shares in 2011 and 2012
Issued and outstanding - 744,912,078 shares and 725,502,668 shares in 2011 and 744,912,078 shares and 725,081,018 shares in 2012	135,364	135,364	1,650,780
Additional paid-in capital	186,083	186,083	2,269,305
Retained earnings	811,082	742,549	9,055,476
Accumulated other comprehensive loss	(170,448)	(204,175)	(2,489,939)
Treasury stock at cost; 19,409,410 shares in 2011 and 19,831,060 shares in 2012	(36,838)	(37,117)	(452,646)

Total Ricoh Company, Ltd. shareholders’ equity	925,243	822,704	10,032,976

Noncontrolling interests	52,887	56,314	686,756

Total equity	978,130	879,018	10,719,732

Total liabilities and equity	¥2,255,564	¥2,289,358	$27,919,000

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Operations

For the Years Ended March 31, 2010, 2011 and 2012

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Net sales:
Products	¥964,974	¥935,280	¥876,399	$10,687,793
Post sales and rentals	951,740	901,402	920,827	11,229,597
Other revenue	99,097	104,654	106,251	1,295,744

Total	2,015,811	1,941,336	1,903,477	23,213,134

Cost of sales:
Products	681,863	647,155	626,426	7,639,341
Post sales and rentals	434,182	427,796	448,478	5,469,244
Other revenue	78,227	77,444	75,951	926,232

Total	1,194,272	1,152,395	1,150,855	14,034,817

Gross profit	821,539	788,941	752,622	9,178,317
Selling, general and administrative expenses	753,285	729,220	703,511	8,579,402
Restructuring charges	—	885	30,169	367,915
Loss on impairment of goodwill	—	—	27,491	335,256
Loss on impairment of long-lived assets	2,353	765	9,519	116,085

Operating income (loss)	65,901	58,071	(18,068)	(220,341)

Other (income) expenses:
Interest and dividend income	(3,471)	(2,985)	(3,129)	(38,159)
Interest expense	8,139	8,528	6,979	85,110
Foreign currency exchange loss, net	5,159	5,956	4,355	53,110
Loss on impairment of securities	169	1,844	5,012	61,122
Other, net	(1,177)	559	652	7,951

Total	8,819	13,902	13,869	169,134

Income (loss) before income taxes and equity in earnings of affiliates	57,082	44,169	(31,937)	(389,476)
Provision for income taxes:
Current	27,544	21,501	32,309	394,012
Deferred	521	909	(24,086)	(293,732)

Total	28,065	22,410	8,223	100,280

Equity in earnings (losses) of affiliates	6	(22)	39	476
Net income (loss)	29,023	21,737	(40,121)	(489,280)

Net income attributable to noncontrolling interests	1,979	3,107	4,439	54,134

Net income (loss) attributable to Ricoh Company, Ltd.	¥27,044	¥18,630	¥(44,560)	$(543,414)

	Yen			U.S. Dollars
	2010	2011	2012	2012
Per share of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.:
Basic	¥37.27	¥25.68	¥(61.42)	$(0.75)
Diluted	36.25	25.15	(61.42)	(0.75)

Cash dividends paid	31.50	33.00	33.00	0.40

Per American Depositary Share, each representing 5 shares of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.:
Basic	¥186.35	¥128.40	¥(307.10)	$3.75
Diluted	181.25	125.75	(307.10)	3.75

Cash dividends paid	157.50	165.00	165.00	2.01

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended March 31, 2010, 2011 and 2012

	Millions of Yen
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total Ricoh Company, Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥135,364	¥186,083	¥815,725	¥(125,121)	¥(36,678)	¥975,373	¥48,977	¥1,024,350

Effect of a change in accounting period of subsidiaries, net of tax	—	—	(3,039)	—	—	(3,039)	—	(3,039)

Balance at April 1, 2009, as adjusted	135,364	186,083	812,686	(125,121)	(36,678)	972,334	48,977	1,021,311

Loss on disposal of treasury stock			(39)			(39)		(39)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(22,858)			(22,858)		(22,858)
Comprehensive income:
Net income			27,044			27,044	1,979	29,023
Net unrealized gains on securities				524		524	10	534
Pension liability adjustments				6,966		6,966	65	7,031
Net unrealized gains and losses on derivatives				(784)		(784)	4	(780)
Foreign currency translation adjustments				(13,751)		(13,751)	2	(13,749)

Total comprehensive income						19,999	2,060	22,059

Net changes in treasury stock					(78)	(78)		(78)
Dividends to noncontrolling interests							(504)	(504)

Balance at March 31, 2010	¥135,364	¥186,083	¥816,833	¥(132,166)	¥(36,756)	¥969,358	¥50,533	¥1,019,891

Cumulative effect of a change in accounting principle - adoption of accounting standard for a variable interest entity, net of tax	—	—	(410)	—	—	(410)	(392)	(802)

Balance at April 1, 2010, as adjusted	135,364	186,083	816,423	(132,166)	(36,756)	968,948	50,141	1,019,089

Loss on disposal of treasury stock			(28)			(28)		(28)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(23,943)			(23,943)		(23,943)
Comprehensive income (loss):
Net income			18,630			18,630	3,107	21,737
Net unrealized gains and losses on securities				94		94	(6)	88
Pension liability adjustments				(158)		(158)	(7)	(165)
Net unrealized losses on derivatives				(11)		(11)	(22)	(33)
Foreign currency translation adjustments				(38,207)		(38,207)	269	(37,938)

Total comprehensive income (loss)						(19,652)	3,341	(16,311)

Net changes in treasury stock					(82)	(82)		(82)
Dividends to noncontrolling interests							(595)	(595)

Balance at March 31, 2011	¥135,364	¥186,083	¥811,082	¥(170,448)	¥(36,838)	¥925,243	¥52,887	¥978,130

Loss on disposal of treasury stock			(31)			(31)		(31)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(23,942)			(23,942)		(23,942)
Comprehensive income (loss):
Net income (loss)			(44,560)			(44,560)	4,439	(40,121)
Net unrealized gains and losses on securities				1,215		1,215	(7)	1,208
Pension liability adjustments				(20,085)		(20,085)	(78)	(20,163)
Net unrealized gains on derivatives				15		15	68	83
Foreign currency translation adjustments				(14,872)		(14,872)	(194)	(15,066)

Total comprehensive income (loss)						(78,287)	4,228	(74,059)

Net changes in treasury stock					(279)	(279)		(279)
Dividends to noncontrolling interests							(603)	(603)
Equity transactions with noncontrolling interests							(198)	(198)

Balance at March 31, 2012	¥135,364	¥186,083	¥742,549	¥(204,175)	¥(37,117)	¥822,704	¥56,314	¥879,018

	Thousands of U.S. Dollars
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total Ricoh Company, Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	$1,650,780	$2,269,305	$9,891,244	$(2,078,634)	$(449,244)	$11,283,451	$644,964	$11,928,415

Loss on disposal of treasury stock			(378)			(378)		(378)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(291,976)			(291,976)		(291,976)
Comprehensive income (loss):
Net income (loss)			(543,414)			(543,414)	54,134	(489,280)
Net unrealized gains and losses on securities				14,817		14,817	(85)	14,732
Pension liability adjustments				(244,939)		(244,939)	(951)	(245,890)
Net unrealized gains on derivatives				183		183	829	1,012
Foreign currency translation adjustments				(181,366)		(181,366)	(2,366)	(183,732)

Total comprehensive income (loss)						(954,719)	51,561	(903,158)

Net changes in treasury stock					(3,402)	(3,402)		(3,402)
Dividends to noncontrolling interests							(7,354)	(7,354)
Equity transactions with noncontrolling interests							(2,415)	(2,415)

Balance at March 31, 2012	$1,650,780	$2,269,305	$9,055,476	$(2,489,939)	$(452,646)	$10,032,976	$686,756	$10,719,732

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2010, 2011 and 2012

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥29,023	¥21,737	¥(40,121)	$(489,280)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	99,007	93,677	91,137	1,111,427
Equity in earnings of affiliates, net of dividends received	(6)	22	(39)	(476)
Deferred income taxes	521	909	(24,086)	(293,732)
Loss on disposals and sales of property, plant and equipment	2,586	1,507	1,604	19,561
Loss on impairment of long-lived assets	2,353	842	10,070	122,805
Loss on impairment of securities	169	1,844	5,012	61,122
Loss on impairment of goodwill	—	—	27,491	335,256
Pension and severance costs, less payments	(2,476)	(1,106)	(5,386)	(65,683)
Changes in assets and liabilities, net of effects from acquisition:
(Increase) decrease in trade receivables	1,782	1,072	(20,393)	(248,695)
(Increase) decrease in inventories	21,881	(12,515)	(17,126)	(208,854)
(Increase) decrease in lease receivables	23,341	13,917	(25,667)	(313,012)
Decrease in trade payables	(9,537)	(11,850)	(5,096)	(62,146)
Increase (decrease) in accrued income taxes and accrued expenses	15,962	13,868	(5,623)	(68,573)
(Increase) decrease in other current assets	(148)	1,018	(970)	(11,829)
(Increase) decrease in other assets	3,765	(3,030)	4,932	60,146
Increase (decrease) in other current liabilities	1,934	(388)	2,626	32,024
Increase (decrease) in other liabilities	3,524	(820)	9,635	117,500
Other, net	(6,401)	7,932	3,206	39,098

Net cash provided by operating activities	187,280	128,636	11,206	136,659

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	1,591	1,389	1,532	18,683
Expenditures for property, plant and equipment, including interest capitalized	(66,886)	(66,875)	(73,271)	(893,549)
Expenditures for intangible assets	(13,383)	(18,807)	(14,504)	(176,878)
Payments for purchases of available-for-sale securities	(701)	(235)	(93)	(1,134)
Proceeds from sales of available-for-sale securities	1,027	126	68	829
(Increase) decrease in time deposits	211	(401)	(385)	(4,695)
Purchase of business, net of cash acquired	(4,760)	(1,415)	(14,816)	(180,683)
Other, net	(6,614)	(5,688)	(10,974)	(133,829)

Net cash used in investing activities	(89,515)	(91,906)	(112,443)	(1,371,256)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term indebtedness (excluding debt securities)	46,965	58,622	147,034	1,793,098
Repayments of long-term indebtedness (excluding debt securities)	(66,564)	(87,147)	(82,260)	(1,003,171)
Increase (decrease) in short-term borrowings, net	(105,241)	(31,584)	70,044	854,195
Proceeds from issuance of long-term debt securities	55,000	79,741	—	—
Repayments of long-term debt securities	(20,000)	(87,975)	(22,444)	(273,707)
Dividends paid	(22,858)	(23,943)	(23,942)	(291,976)
Payments for purchase of treasury stock	(183)	(157)	(23)	(280)
Other, net	(488)	(520)	(586)	(7,147)

Net cash provided by (used in) financing activities	(113,369)	(92,963)	87,823	1,071,012

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(3,975)	(8,647)	(2,597)	(31,671)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,579)	(64,880)	(16,011)	(195,256)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	256,680	237,101	172,221	2,100,256

CASH AND CASH EQUIVALENTS AT END OF YEAR	¥237,101	¥172,221	¥156,210	$1,905,000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR-
Interest, excluding interest capitalized	¥11,039	¥9,683	¥8,419	$102,671
Income taxes	9,081	18,878	17,051	207,939

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

Ricoh manufactures its products primarily in 15 plants in Japan and 11 plants overseas, which are located in the United States, United Kingdom, France, China and Thailand.

2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Significant accounting and reporting policies are summarized below:

(a) Basis of Presentation

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements for each of the years in the three-year period ended March 31, 2012 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries. The translation of Japanese yen amounts into U.S. Dollar equivalents as of and for the year ended March 31, 2012 is included solely for the convenience of readers outside Japan and has been made using the exchange rate of ¥82 to US$1, the approximate rate of exchange prevailing at the Federal Reserve Board on March 31, 2012.

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

During the fiscal year ended March 31, 2012, certain subsidiaries of the Company changed their fiscal year-ends from December 31 to March 31. As a result, Ricoh eliminated the previously existing three months difference between the reporting periods of the Company and the subsidiaries in the consolidated financial statements. Prior-year consolidated financial statements have been retrospectively adjusted in order to reflect the elimination of the lag period.

The effect of the retrospective application is as follows.

	Millions of Yen
	2010		2011
	As originally reported	As adjusted	As originally reported	As adjusted
Net sales	¥2,016,337	¥2,015,811	¥1,942,013	¥1,941,336
Income before income taxes and equity in earnings of affiliates	57,524	57,082	45,400	44,169
Net income attributable to Ricoh Company, Ltd.	27,873	27,044	19,650	18,630
Total equity	—	—	982,764	978,130
Total assets	—	—	2,262,396	2,255,564
Net income attributable to Ricoh Company, Ltd. shareholders per share-basic(yen)	38.41	37.27	27.08	25.68
Net income attributable to Ricoh Company, Ltd. shareholders per share-diluted (yen)	37.36	36.25	26.53	25.15

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

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis; and the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. If these criteria are not met, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

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

(e) Cash Equivalents

Cash and cash equivalents include highly liquid investments such as certificates of deposits (CD) and time deposits with maturities of three months or less.

In addition, short term investments such as money management funds (MMF) and free financial funds (FFF) with maturities of three months or less are also classified into cash and cash equivalents, as they are readily convertible to cash and present insignificant risk of changes in value.

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

(j) Property, Plant and Equipment

Property, plant and equipment are stated at cost. For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(k) Capitalized Software Costs

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 10 years.

(l) Goodwill and Other Intangible Assets

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the goodwill impairment test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

Ricoh completed its annual impairment assessment of goodwill and indefinite-lived intangible assets for the years ended March 31, 2010, 2011 and 2012.

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

Ricoh recognizes the effects of tax positions when it is expected to be more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authority. Tax benefits that meet the more likely than not recognition threshold are measured at the largest amount that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of operations.

(o) Research and Development Expenses and Advertising Costs

Research and development expenses and advertising costs are expensed as incurred.

(p) Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of operations.

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

(s) Non-cash Investing and Financing Transactions

Non-cash investing and financing transactions are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Debt assumed in connection with business acquisition	¥3,941	—	—	—
Debt assumed in connection with adoption of new accounting standard for VIE	—	¥20,229	—	—

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

(u) Recently Adopted New Accounting Standards

In May 2011, the FASB issued Accounting Standard Update (“ASU”) 2011-04. This ASU amends and clarifies certain existing fair value measurements guidance, including consistent definition of fair value. This ASU expands the disclosure requirements for Level 3 fair value measurements, including for transfers into and out of Level 3 of the fair value hierarchy. In addition, it requires disclosure of the fair value hierarchy level for financial instruments not recorded at fair value but for which disclosure of fair value is required. It is effective for interim and fiscal years beginning after December 15, 2011, and was adopted by Ricoh in the fourth quarter beginning January 1, 2012. The adoption of ASU 2011-04 resulted in expanded fair value disclosures, which can be found in Note 18 and Note 19.

(v) New Accounting Standards Not Yet Adopted

In June 2011, the FASB issued ASU 2011-05. This ASU requires an entity to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. This ASU also requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. The new guidance does not change the items reported in other comprehensive income. In December 2011, The FASB issued ASU 2011-12. This ASU defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-5. All other requirements in ASU 2011-05 are not affected by this ASU, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Both ASU’s are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with retrospective application to prior periods. Management has not yet determined which method of presentation the Company will use when it adopts this ASU.

In December 2011, the FASB issued ASU 2011-11. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). It is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. Retrospective application is required and early adoption is permitted. Management believes the adoption of ASU 2011-11 will not have a material effect on Ricoh’s consolidated financial position.

(w) Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform with the current year’s presentation.

3. ACQUISITION

Ricoh acquired immaterial entities during the years ended March 31, 2010, 2011 and 2012 resulting in cash expenditure of ¥4,760 million, ¥1,415 million and ¥14,816 million ($180,683 thousand), net of cash acquired, respectively.

4. FINANCE RECEIVABLES

Finance receivables as of March 31, 2011 and 2012 are comprised primarily of lease receivables and installment loans.

Ricoh’s products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary, and to overseas customers primarily through certain overseas subsidiaries. Most of these leases are accounted for as sales-type leases. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh’s lease receivables as of March 31, 2011 and 2012 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Future minimum lease payments to be received	¥624,321	¥645,010	$7,865,976
Estimated non-guaranteed residual values	8,750	8,954	109,195
Unearned income	(40,720)	(41,133)	(501,622)
Allowance for doubtful receivables	(10,527)	(8,472)	(103,317)

Lease receivables, net	581,824	604,359	7,370,232
Less - Current portion of lease receivable, net	(202,938)	(212,101)	(2,586,598)

Amounts due after one year, net	¥378,886	¥392,258	$4,783,634

As of March 31, 2012, the future minimum lease payments to be received due in each of the next five years and thereafter are as follows:

Years ending March 31	Millions of Yen
2013	¥230,153
2014	173,413
2015	124,895
2016	76,136
2017	32,075
2018 and thereafter	8,338

Total	¥645,010

The Company’s subsidiary, Ricoh Leasing Company, Ltd., has also extended certain types of loans as part of its business activity, which are primarily residential housing loans in Japan secured by the underlying real estate properties. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2011 and 2012 was ¥72,634 million and ¥83,361 million ($1,016,598 thousand), respectively. The current portion of loans receivable was ¥5,737 million and ¥7,615 million ($92,866 thousand), respectively, as of March 31, 2011 and 2012, and was included in current maturities of long-term finance receivables, net in the accompanying consolidated balance sheets. Loan activities for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
New loans	¥15,392	¥15,465	¥22,222	$271,000
Repayment of outstanding loans	8,586	9,777	11,519	140,476

Ricoh Leasing Company, Ltd. made: (1) transferring its lease receivables to a trust and received the beneficial interests in the trust originated from the transferred assets; and subsequently, (2) transferring the non-subordinated beneficial interests to and receiving cash as consideration from transferees, such as Special Purpose Entity (“SPE”) that are different from the trust mentioned above, as a part of securitization programs. The retained subordinated interests were considered as variable interests, since the subordinated interests had the obligation to absorb the expected loss of the trust.

The new consolidation provisions, which came into effect on April 1, 2010, eliminated the concept of excluding qualifying SPE from the scope of consolidation. In accordance with the new consolidation provisions, Ricoh performed a qualitative analysis to determine the primary beneficiary of a Variable Interest Entity (“VIE”). The primary beneficiary of a VIE has both the: (1) power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Ricoh Leasing Company, Ltd. was considered as the primary beneficiary since Ricoh Leasing Company, Ltd. acted as a special servicer for lease receivables transferred to the trust and therefore, deemed to meet the criteria (1) and (2) above.

As a result of the above consideration, for the year beginning on April 1, 2010, Ricoh consolidated the trust, which had been unconsolidated prior to March 31, 2010, at the carrying amounts of the trust’s assets and liabilities as of April 1, 2010, eliminating the retained subordinated beneficial interests on the consolidated balance sheet. The main effects on Ricoh’s consolidated financial position are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Current maturities of long-term finance receivables, net	¥8,460	¥15,487	$188,866
Long-term finance receivables, net	15,849	30,225	368,598
Current maturities of long-term indebtedness	7,044	12,487	152,280
(Including secured loans caused by lease transactions)	(3,107)	(11,835)	(144,329)
Long-term indebtedness	13,197	24,371	297,207
(Including secured loans caused by lease transactions)	(5,820)	(23,096)	(281,659)

For the difference between the net amount added to the balance sheet and the amount of previously recognized interest in the newly consolidated VIE, Ricoh recognized a cumulative effect adjustment of ¥410 million to retained earnings and ¥392 million to noncontrolling interests as of April 1, 2010. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

From April 1, 2010, the transferring of the non-subordinated beneficial interests was recorded as secured loans, since Ricoh Leasing Company, Ltd. retained subordinated beneficial interests and such interests did not meet the definition of participating interest. Lease receivables are only to be used to settle obligation of the trust’s liabilities or transferee’s liabilities in substantially.

Until the year ended March 31, 2010, Ricoh recorded the transferring of the non-subordinated beneficial interests as sales of them. The following table summarizes certain cash flows received from and paid to the SPE for all securitization activities of which lease receivables had been derecognized, for the year ended March 31, 2010:

Millions of Yen
2010
Servicing fees received	¥11
Repurchases of delinquent or ineligible assets	1,606
Transferred lease receivables, net of retained interest	8,811
Repurchases of terminated securitization of assets	—
Payments by terminating revolving securitization of assets	1,141

Apart from the transactions mentioned above, Ricoh’s foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Current maturities of long-term finance receivables, net	¥1,686	¥1,397	$17,037
Long-term finance receivables, net	6,827	6,919	84,378
Current maturities of long-term indebtedness	1,686	1,397	17,037
Long-term indebtedness	6,827	6,919	84,378

5. INVESTMENT SECURITIES

Securities as of March 31, 2011 and 2012 consist of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Non-current:
Available-for-sale securities	¥46,938	¥43,633	$532,110
Non-marketable equity securities	1,971	1,837	22,402

	¥48,909	¥45,470	$554,512

The respective cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities as of March 31, 2011 and 2012 are as follows:

	Millions of Yen								Thousands of U.S. Dollars
	2011				2012				2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Non-current:
Equity securities	¥40,765	¥4,655	¥327	¥45,093	¥35,489	¥6,590	¥225	¥41,854	$432,793	$80,366	$2,744	$510,415
Corporate debt securities	1,802	43	—	1,845	1,697	82	—	1,779	20,695	1,000	—	21,695

	¥42,567	¥4,698	¥327	¥46,938	¥37,186	¥6,672	¥225	¥43,633	$453,488	$81,366	$2,744	$532,110

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2011 and 2012 are as follows:

	Millions of Yen
	March 31, 2011
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Non-current
Available-for-sale:
Equity securities	¥1,341	¥261	¥238	¥66	¥1,579	¥327

	Millions of Yen
	March 31, 2012
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Non-current:
Available-for-sale:
Equity securities	¥781	¥129	¥467	¥96	¥1,248	¥225

	Thousands of U.S. Dollars
	March 31, 2012
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Non-current:
Available-for-sale:
Equity securities	$9,524	$1,573	$5,695	$1,171	$15,220	$2,744

Gross unrealized holding losses of available-for-sale securities as of March 31, 2012 consist of 29 kinds of securities. Ricoh judged the decline in fair value of investment securities at yearend to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors. Ricoh judged the degree of decline in fair value of investment securities against the fair value to be immaterial.

The contractual maturities of debt securities classified as available-for-sale securities as of March 31, 2012, regardless of their balance sheet classification, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Cost	Fair value	Cost	Fair value
Due after one year through five years	¥537	¥539	$6,549	$6,573
Over five years	1,160	1,240	14,146	15,122

	¥1,697	¥1,779	$20,695	$21,695

There were no significant proceeds from the sales of available-for-sale securities for the years ended March 31, 2012. Proceeds from the sales of available-for-sale securities were ¥1,027 million and ¥126 million for the years ended March 31, 2010 and 2011, respectively.

There were no significant realized gains and losses from the sales of available-for-sale securities for the years ended March 31, 2010, 2011 and 2012.

The loss on impairment of available-for-sale securities were ¥1,844 million and ¥5,012 million ($61,122 thousand) for the years ended March 31, 2011 and 2012, respectively. The loss on impairment is included in other expense in consolidated statements of operations. The number of impaired available-for-sale securities were 14 and 14 for the years ended March 31, 2011 and 2012, respectively. The cause of the impairment was the decline of the stock markets. Ricoh regarded these losses as other-than-temporary impairments because it did not believe that the quoted market price of such securities would recover to its cost basis within the near term, as of March 31, 2011 and 2012. There were no significant losses on impairment of available-for-sale securities for the year ended March 31, 2010.

As for net unrealized gains and losses on securities in accumulated other comprehensive income (loss) and related reclassification adjustments for gains and losses realized in net income for the years ended March 31, 2010, 2011 and 2012, refer to Note 14.

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to 20% to 50% owned companies. Ricoh’s equity in the underlying net book values of the companies is approximately equal to their individual carrying values of ¥213 million and ¥444 million ($5,415 thousand) at March 31, 2011 and 2012, respectively.

Summarized financial information for all affiliates as of March 31, 2010, 2011 and 2012 is omitted because these investees are insignificant to Ricoh’s consolidated financial position or results of operations.

Transactions of Ricoh with these affiliates for the years ended March 31, 2010, 2011 and 2012, and the related account balances at March 31, 2011 and 2012 are omitted because there were no significant transactions or balances with these affiliates.

7. RELATED PARTY TRANSACTIONS

MUSE Associates, LLC is a limited liability company wholly owned by the Company’s outside director, Mr. Mochio Umeda.

For the year ended March 31, 2012, Ricoh paid the consulting fee of ¥35 million to MUSE Associates, LLC, which was recorded in selling, general and administrative expenses based on the consulting agreement. There are no account balances relating to this transaction at March 31, 2012.

8. GOODWILL, OTHER INTANGIBLE ASSETS AND LONG-LIVED ASSETS

Intangible asset acquired during the year ended March 31, 2012 totaled ¥19,935 million ($243,110 thousand) and consist of software of ¥14,416 million ($175,805 thousand), trademarks and customer relationships of ¥3,861 million ($47,085 thousand) and other of ¥1,658 ($20,220 thousand). The weighted average amortization period of software, trademarks and customer relationships and other are 6 years, 15 years and 20 years, respectively.

The information for intangible assets subject to amortization and for intangible assets not subject to amortization as of March 31, 2011 and 2012 is as follows:

	Millions of Yen
	2011			2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥147,204	¥(88,653)	¥58,551	¥154,358	¥(99,252)	¥55,106
Trademarks and customer relationships	86,074	(33,383)	52,691	62,791	(20,712)	42,079
Other	36,011	(18,007)	18,004	28,802	(13,894)	14,908

Total	269,289	(140,043)	129,246	245,951	(133,858)	112,093

Other intangible assets not subject to amortization			817			821

Total other intangible assets			¥130,063			¥112,914

	Thousands of U.S. Dollars
	2012
	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	$1,882,415	$(1,210,391)	$672,024
Trademarks and customer relationships	765,744	(252,585)	513,159
Other	351,244	(169,439)	181,805

Total	2,999,403	(1,632,415)	1,366,988

Other intangible assets not subject to amortization			10,012

Total other intangible assets			$1,377,000

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2010, 2011 and 2012 were ¥28,613 million, ¥26,446 million and ¥26,153 million ($318,939 thousand), respectively. The future amortization expense for each of the next five years relating to existing intangible assets is estimated to be the followings at March 31, 2012:

Years ending March 31	Millions of Yen
2013	¥22,620
2014	18,896
2015	13,282
2016	10,891
2017	9,355

The changes in the carrying amounts of goodwill by segment for the years ended March 31, 2011 and 2012 are as follows:

	Millions of Yen
	2011			2012
	Imaging & Solutions	Other	Total	Imaging & Solutions	Other	Total
Beginning balance	¥246,359	¥—	¥246,359	¥221,092	¥—	¥221,092
Goodwill acquired during the year	546	—	546	3,254	3,726	6,980
Impairment	—	—	—	(27,491)	—	(27,491)
Translation adjustments and other	(25,813)	—	(25,813)	(5,330)	—	(5,330)

Ending balance
Goodwill - gross	221,092	—	221,092	220,103	3,726	223,829
Accumulated impairment	—	—	—	(28,578)	—	(28,578)
Goodwill	¥221,092	¥—	¥221,092	¥191,525	¥3,726	¥195,251

	Thousands of U.S. Dollars
	2012
	Imaging & Solutions	Other	Total
Beginning balance	$2,696,244	$—	$2,696,244
Goodwill acquired during the year	39,683	45,439	85,122
Impairment	(335,256)	—	(335,256)
Translation adjustments and other	(65,000)	—	(65,000)

Ending balance
Goodwill - gross	2,684,183	45,439	2,729,622
Accumulated impairment	(348,512)	—	(348,512)
Goodwill	$2,335,671	$45,439	$2,381,110

As a result of annual goodwill impairment test with measurement date of December 31, 2011, goodwill assigned to Production Printing reporting unit was considered impaired due to worsening economic circumstances. Ricoh performed a reconciliation of the aggregate fair value of multiple reporting units to market capitalization at a goodwill impairment test date. Consequently Ricoh recognized an impairment loss of ¥27,491 million ($335,256 thousand) in operating expenses in the consolidated statements of operations for the year ended March 31, 2012. Refer to Note 19 for method of measurement of fair value of goodwill.

Ricoh recognized impairment losses of long-lived assets of ¥2,353 million, ¥842 million and ¥10,070 million ($122,805 thousand) for the years ended March 31, 2010, 2011, 2012 respectively.

For the year ended March 31, 2012, machinery and equipment, intangible assets such as maintenance contract of Production Printing business were impaired by ¥9,519 million ($116,085 thousand), and toolings, jigs and other assets of digital camera manufacturing facilities were impaired by ¥551 million ($6,720 thousand), as a result of worsening economic circumstances. Ricoh estimated that the carrying amounts would not be recoverable through future undiscounted cash flows. The fair value of these assets was determined using discounted cash flow method. The impairment losses of ¥9,519 million ($116,085 thousand) and ¥551 million ($6,720 thousand) were included in the results of Imaging & Solutions segment and Other segment, respectively.

For the year ended March 31, 2011, impairment losses of ¥842 million were recorded mainly consisting of ¥332 million and ¥374 million.

Impairment losses of ¥332 million were recorded, related to toolings, jigs and other assets of digital camera manufacturing facilities, as a result of worsening economic circumstances. Ricoh estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of these assets was determined using discounted cash flow method. The impairment losses were included in the results of other segment.

Buildings, building-associated assets and structures which were not expected to use as business assets were impaired by ¥374 million with the closure of the business office in April 2011. The fair value of these assets was determined based on a quoted market price. The impairment losses were included in the results of Imaging & Solutions segment and Industrial Products segment.

For the year ended March 31, 2010, impairment losses of ¥2,353 million were recorded in total consisting of the followings.

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

The aggregate costs included in property, plant and equipment and related accumulated amortization for certain leased buildings, machinery and equipment accounted as of March 31, 2011 and 2012 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2011
Aggregate cost	¥7,578	¥7,627	$93,012
Accumulated amortization	6,004	6,299	76,817

The related future minimum lease payments and the present values of the net minimum lease payments as of March 31, 2012 are ¥1,516 million ($18,488 thousand) and ¥1,507 million ($18,378 thousand), respectively.

9. INCOME TAXES

Income (loss) before income taxes and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Income (loss) before income taxes and equity in earnings of affiliates
Domestic	¥58,710	¥(11,415)	¥(21,001)	$(256,110)
Foreign	(1,628)	55,584	(10,936)	(133,366)

	¥57,082	¥44,169	¥(31,937)	$(389,476)

Provision for income taxes:
Current:
Domestic	¥26,897	¥(2,821)	¥13,302	$162,219
Foreign	647	24,322	19,007	231,793

	27,544	21,501	32,309	394,012

Deferred:
Domestic	(3,281)	415	(15,443)	(188,329)
Foreign	3,802	494	(8,643)	(105,403)

	521	909	(24,086)	(293,732)

Consolidated provision for income taxes	¥28,065	¥22,410	¥8,223	$100,280

Total income taxes are allocated as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Provision for income taxes relating to continuing operations	¥28,065	¥22,410	¥8,223	$100,280
Equity:
Foreign currency translation adjustments	(2)	(20)	(25)	(305)
Net unrealized gains and losses on securities	361	65	837	10,207
Net unrealized gains and losses on derivatives	(547)	(8)	(7)	(85)
Pension liability adjustments	4,761	(94)	(10,928)	(133,268)

Total	¥32,638	¥22,353	¥(1,900)	$(23,171)

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of approximately 6% and a deductible enterprise tax approximately 8%, which in the aggregate resulted in the statutory tax rate of approximately 41%.

The reconciliation of the statutory income tax (benefit) rate to the effective income tax rate is as follows:

	2010	2011	2012
Statutory tax (benefit) rate	41%	41%	(41)%
Nondeductible expenses	2	5	6
Change in valuation allowance	14	22	25
Tax credit for research and development	(8)	(2)	—
Unrecognized tax benefits	(1)	0	14
Taxes on undistributed earnings of foreign subsidiaries	3	0	1
Prior period tax accrual adjustment	(2)	0	(9)
Difference in statutory tax rates of foreign subsidiaries	(3)	(13)	(4)
Nondeductible goodwill impairment loss	—	—	13
Change in tax law and rate	—	—	23
Other, net	3	(2)	(2)

Effective tax rate	49%	51%	26%

The corporate tax rate has been changed due to the new laws enacted by the Japanese government on November 30, 2011. As a result of this change in tax law, the statutory tax rate will be reduced from approximately 41% to 38% during the period of March 31, 2013 to March 31, 2015, and to approximately 36% from March 31, 2016 onward. Consequently, the statutory tax rate of calculating deferred tax assets and liabilities that are expected to be settled and realized during the period of April 1, 2013 to March 31, 2015 is approximately 38% and from April 1, 2015 onward is approximately 36%.

Consequently, net deferred tax assets that existed at the enactment date were re-measured and reduced by ¥7,484 million ($91,268 thousand) and the resulting charge is reflected to provision for income taxes in the consolidated statements of operations for the fiscal year ended March 31, 2012.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred tax assets and liabilities as of March 31, 2011 and 2012 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Deferred tax assets:
Accrued expenses	¥22,176	¥20,126	$245,439
Property, plant and equipment	4,560	5,049	61,573
Accrued pension and severance costs	56,130	60,436	737,024
Net operating loss carryforwards	36,410	51,895	632,866
Goodwill and other intangible assets	—	6,453	78,695
Other	22,084	25,354	309,196

Total gross deferred tax assets	141,360	169,313	2,064,793
Less - Valuation allowance	(37,134)	(42,553)	(518,939)

Total deferred tax assets	104,226	126,760	1,545,854

Deferred tax liabilities:
Sales-type leases	(2,482)	(1,375)	(16,768)
Undistributed earnings of foreign subsidiaries and affiliates, etc.	(12,011)	(9,770)	(119,146)
Net unrealized gains and losses on securities	(1,993)	(2,815)	(34,329)
Basis difference of acquired intangible assets	(19,889)	(15,531)	(189,402)
Other	(6,811)	(4,778)	(58,270)

Total deferred tax liabilities	(43,186)	(34,269)	(417,915)

Net deferred tax assets	¥61,040	¥92,491	$1,127,939

Net deferred tax assets as of March 31, 2011 and 2012 are included in the consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Deferred income taxes and other (Current assets)	¥47,967	¥52,369	$638,646
Lease deposits and other (Investments and other assets)	35,707	53,343	650,524
Accrued expenses and other (Current liabilities)	(3,188)	(2,957)	(36,060)
Deferred income taxes and other (Long-term liabilities)	(19,446)	(10,264)	(125,171)

Total	¥61,040	¥92,491	$1,127,939

The valuation allowance during the years ended March 31, 2010, 2011 and 2012 increased by ¥7,282 million, ¥6,942 million and ¥5,419 million ($66,085 thousand), respectively. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

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

As of March 31, 2012, the Company and certain subsidiaries had net operating losses carried forward for income tax purposes of approximately ¥226,054 million ($2,756,756 thousand) which were available to reduce future taxable income, if any. Approximately ¥7,301 million ($89,037 thousand) of the operating losses will expire within 3 years, ¥73,306 million ($893,976 thousand) will expire within 4 years to 9 years and ¥130,106 million ($1,586,659 thousand) will expire over 9 years. The remainder have indefinite carryforward period.

Ricoh has not recognized deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of ¥346,468 million ($4,225,220 thousand) as of March 31, 2012 because Ricoh intends to permanently reinvest such earnings. The calculation of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

Reconciliations of the beginning and ending amount of unrecognized tax benefits are as follows:

	Millions of Yen			Thousands of U.S. dollars
	2010	2011	2012	2012
Beginning balance	¥11,816	¥12,050	¥10,453	$127,476
Additions for tax positions of current year	473	12	4,588	55,950
Additions for tax positions of prior years	1,573	148	1,692	20,634
Reductions for tax positions of prior years	(519)	(313)	(269)	(3,280)
Settlements	(628)	(243)	(103)	(1,256)
Effect of exchange rate changes	(665)	(1,201)	(68)	(829)

Ending balance	¥12,050	¥10,453	¥16,293	$(198,695)

Total amount of unrecognized tax benefits as of March 31, 2011 and 2012 that would reduce the effective tax rate, if recognized, are ¥9,114 and ¥11,489 million ($140,110 thousand), respectively.

Although Ricoh believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which Ricoh is aware as of March 31, 2012, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of operations. Both interest and penalties accrued as of March 31, 2011 and 2012 and interest and penalties included in provision for income taxes for the years ended March 31, 2010, 2011 and 2012 are not material.

Ricoh files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Ricoh is no longer subject to regular income tax examinations by the tax authority for fiscal years before 2009. While there has been no specific indication by the tax authority that Ricoh will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for fiscal years after 2006. In other major foreign tax jurisdictions, including the United States and United Kingdom, Ricoh is no longer subject to income tax examinations by tax authority for fiscal years before 2006 with few exceptions.

10. SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2011 and 2012 consist of the followings:

	Weighted average interest rate		Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2011	2012	2012
Borrowings, principally from banks	0.8%	0.9%	¥24,128	¥33,667	$410,574
Commercial paper	0.3	0.1	14,967	77,605	946,402

			¥39,095	¥111,272	$1,356,976

These short-term borrowings included borrowings, principally from banks and commercial paper denominated in foreign currencies amounting to ¥38,115 million and ¥44,397 million ($541,427 thousand) as of March 31, 2011 and 2012, respectively.

The Company and certain subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing. Those same financial institutions hold the issuing programs of commercial paper and medium-term notes. Ricoh had aggregate lines of credit of ¥683,534 million and ¥675,149 million ($8,233,524 thousand) as of March 31, 2011 and 2012, respectively. Unused lines of credit amounted to ¥636,714 million and ¥544,062 million ($6,634,902 thousand) as of March 31, 2011 and 2012, respectively, of which ¥259,978 million and ¥197,052 million ($2,403,073 thousand) related to commercial paper and ¥83,150 million and ¥0 million ($0 thousand) related to medium-term notes programs at prevailing interest rates and the unused portion is available for immediate borrowings.

11. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2011 and 2012 consists of the followings:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Bonds:
1.10%, straight bonds, payable in yen, due March 2012	¥20,000	¥—	$—
1.39%, straight bonds, payable in yen, due March 2014	50,000	50,000	609,756
2.08%, straight bonds, payable in yen, due March 2019	15,000	15,000	182,927
0.57%, straight bonds, payable in yen, due June 2015	40,000	40,000	487,805
0.88%, straight bonds, payable in yen, due June 2017	20,000	20,000	243,902
6.75%, straight bonds, payable in yen, due December 2025 issued by a consolidated subsidiary	2,677	2,411	29,403
7.30%, straight bonds, payable in yen, due November 2027 issued by a consolidated subsidiary	1,941	1,921	23,428
1.47%, straight bonds, payable in yen, due April 2014 issued by a consolidated subsidiary	35,000	35,000	426,829
0.61%, straight bonds, payable in yen, due January 2014 issued by a consolidated subsidiary	20,000	20,000	243,902
0.61%, straight bonds, payable in yen, due May 2015 issued by a consolidated subsidiary	20,000	20,000	243,902
Euro Yen Zero Coupon Convertible Bonds, due December 2011	2,221	—	—

Total bonds	226,839	204,332	2,491,854

Unsecured loans-
Banks and insurance companies,
weighted average	1.11%	0.95%	—
due through 2017	331,941	379,135	4,623,598

Secured loans-
Banks, insurance companies and other financial institution,
weighted average	0.01%	0.01%	—
due through 2014	633	447	5,451

Long-term indebtedness caused by lease transactions (see Note 4)	28,754	45,174	550,902

Capital lease obligations (see Note 8)	2,362	1,507	18,378

Total	590,529	630,595	7,690,183
Less - Current maturities included in current liabilities	(111,106)	(105,160)	(1,282,439)

	¥479,423	¥525,435	$6,407,744

Secured loans are collateralized by land, buildings and lease receivables with book values of ¥720 million and ¥512 million ($6,244 thousand) as of March 31, 2011 and 2012.

All bonds outstanding as of March 31, 2012 are redeemable at the option of Ricoh under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on certain additional secured indebtedness, as defined in the agreements. Ricoh was in compliance with such covenants as of March 31, 2012.

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

The aggregate annual maturities of long-term indebtedness outstanding at March 31, 2012 are as follows:

Years ending March 31	Millions of Yen
2013	¥105,160
2014	157,737
2015	161,354
2016	87,357
2017	78,415
2018 and thereafter	40,572

Total	¥630,595

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

The changes in the benefit obligations and plan assets of the pension plans for the years ended March 31, 2011 and 2012 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2011	2012	2012
Change in benefit obligations:
Benefit obligations at beginning of year	¥274,880	¥275,690	$3,362,073
Service cost	10,819	11,023	134,427
Interest cost	5,705	5,509	67,183
Actuarial loss	1,549	14,068	171,561
Benefits paid	(17,263)	(31,082)	(379,049)
Benefit obligations assumed in connection with business acquisition	—	2,390	29,146

Benefit obligations at end of year	275,690	277,598	3,385,341

Change in plan assets:
Fair value of plan assets at beginning of year	162,307	159,831	1,949,159
Actual return on plan assets	(1,922)	599	7,305
Employer contribution	8,877	8,297	101,183
Partial withdrawal of plan assets	(240)	(260)	(3,171)
Benefits paid	(9,191)	(15,255)	(186,037)

Fair value of plan assets at end of year	159,831	153,212	1,868,439

Funded status	¥(115,859)	¥(124,386)	$(1,516,902)

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2011	2012	2012
Change in benefit obligations:
Benefit obligations at beginning of year	¥171,230	¥166,957	$2,036,061
Service cost	1,821	1,266	15,439
Interest cost	9,014	8,486	103,488
Plan participants’ contributions	516	538	6,561
Actuarial loss	5,571	25,303	308,573
Prior service cost	702	—	—
Settlement	(984)	(1,846)	(22,512)
Benefits paid	(6,292)	(5,591)	(68,183)
Foreign exchange impact and other	(14,621)	(2,702)	(32,951)

Benefit obligations at end of year	¥166,957	¥192,411	$2,346,476

Change in plan assets:
Fair value of plan assets at beginning of year	¥143,259	¥142,042	$1,732,220
Actual return on plan assets	8,671	13,730	167,439
Employer contribution	5,565	3,860	47,073
Plan participants’ contributions	516	538	6,561
Settlement	(84)	(952)	(11,610)
Benefits paid	(6,292)	(5,591)	(68,183)
Foreign exchange impact	(9,593)	(2,431)	(29,646)

Fair value of plan assets at end of year	¥142,042	¥151,196	$1,843,854

Funded status	¥(24,915)	¥(41,215)	$(502,622)

Net amounts recognized in the consolidated balance sheets as of March 31, 2011 and 2012 consist of:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2011	2012	2012
Lease deposits and other	¥3,693	¥3,493	$42,598
Accrued expenses and other	(6,812)	(5,513)	(67,232)
Accrued pension and severance costs	(112,740)	(122,366)	(1,492,268)

Net amount recognized	¥(115,859)	¥(124,386)	$(1,516,902)

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2011	2012	2012
Lease deposits and other	¥3,465	¥1,244	$15,171
Accrued expenses and other	(280)	(68)	(830)
Accrued pension and severance costs	(28,100)	(42,391)	(516,963)

Net amount recognized	¥(24,915)	¥(41,215)	$(502,622)

Net amounts recognized in accumulated other comprehensive loss as of March 31, 2011 and 2012 consist of:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2011	2012	2012
Net actuarial loss	¥91,275	¥99,344	$1,211,512
Prior service credit	(33,634)	(29,571)	(360,622)

Net amount recognized	¥57,641	¥69,773	$850,890

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2011	2012	2012
Net actuarial loss	¥20,881	¥37,501	$457,329
Prior service credit	(1,220)	(807)	(9,841)

Net amount recognized	¥19,661	¥36,694	$447,488

The accumulated benefit obligations are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2011	2012	2012
Accumulated benefit obligations	¥270,800	¥272,199	$3,319,500

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2011	2012	2012
Accumulated benefit obligations	¥162,737	¥186,191	$2,270,622

Weighted-average assumptions used to determine benefit obligations as of March 31, 2011 and 2012 are as follows:

	Domestic plans		Foreign plans
	2011	2012	2011	2012
Discount rate	2.0%	1.6%	5.6%	4.7%
Rate of compensation increase	3.3%	3.3%	2.0%	2.0%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Domestic plans			Foreign plans
	2010	2011	2012	2010	2011	2012
Discount rate	1.9%	2.1%	2.0%	6.9%	6.2%	5.6%
Rate of compensation increase	6.5%	6.5%	3.3%	3.9%	3.5%	2.0%
Expected long-term return on plan assets	0.4%	0.3%	0.3%	6.5%	5.7%	5.8%

The net periodic pension cost of the pension plans for the years ended March 31, 2010, 2011 and 2012 consists of the following components:

	Millions of Yen			Thousands of U.S. Dollars
Domestic plans	2010	2011	2012	2012
Service cost	¥11,255	¥10,819	¥11,023	$134,427
Interest cost	5,249	5,705	5,509	67,183
Expected return on plan assets	(525)	(531)	(476)	(5,805)
Net amortization	3,447	1,860	1,627	19,841

Total net periodic pension cost	¥19,426	¥17,853	¥17,683	$215,646

	Millions of Yen			Thousands of U.S. Dollars
Foreign plans	2010	2011	2012	2012
Service cost	¥2,461	¥1,821	¥1,266	$15,439
Interest cost	9,491	9,014	8,486	103,488
Expected return on plan assets	(7,972)	(8,236)	(8,227)	(100,329)
Net amortization	450	935	595	7,256
Settlement benefit	(230)	(182)	(115)	(1,402)

Total net periodic pension cost	¥4,200	¥3,352	¥2,005	$24,452

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of Yen		Thousands of U.S. Dollars
Domestic plans	2011	2012	2012
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥275,690	¥277,598	$3,385,341
Fair value of plan assets	159,831	153,212	1,868,439
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥270,800	¥272,199	$3,319,500
Fair value of plan assets	159,831	153,212	1,868,439

	Millions of Yen		Thousands of U.S. Dollars
Foreign plans	2011	2012	2012
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥161,249	¥187,597	$2,287,768
Fair value of plan assets	136,683	148,472	1,810,634
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥157,529	¥183,486	$2,237,634
Fair value of plan assets	136,378	148,472	1,810,634

The three levels of input used to measure fair value are more fully described in Note 19. The fair values of Ricoh’s benefit plan assets as of March 31, 2011 and 2012, by asset class, are as follows:

	Millions of Yen
	March 31, 2011
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥25,893	¥—	¥—	¥25,893
Pooled funds(a)	—	35,215	—	35,215
Debt securities:
Domestic bonds	5,200	—	—	5,200
Foreign bonds	509	—	—	509
Pooled funds(b)	—	30,971	—	30,971
Life insurance company general accounts	—	41,633	—	41,633
Other assets	39	20,371	—	20,410

Total assets	¥31,641	¥128,190	¥—	¥159,831

	Millions of Yen
	March 31, 2012
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥14,744	¥—	¥—	¥14,744
Pooled funds(c)	—	25,303	—	25,303
Debt securities:
Domestic bonds	4,934	—	—	4,934
Foreign bonds	—	—	—	—
Pooled funds(d)	—	58,237	—	58,237
Life insurance company general accounts	—	38,019	—	38,019
Other assets	21	11,954	—	11,975

Total assets	¥19,699	¥133,513	¥—	¥153,212

	Thousands of Dollars
	March 31, 2012
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	$179,805	$—	$—	$179,805
Pooled funds(c)	—	308,573	—	308,573
Debt securities:
Domestic bonds	60,171	—	—	60,171
Foreign bonds	—	—	—	—
Pooled funds(d)	—	710,207	—	710,207
Life insurance company general accounts	—	463,646	—	463,646
Other assets	256	145,781	—	146,037

Total assets	$240,232	$1,628,207	$—	$1,868,439

	Millions of Yen
	March 31, 2011
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥158	¥—	¥—	¥158
Foreign companies	16,992	—	—	16,992
Pooled funds(e)	7,131	13,790	2,445	23,366
Debt securities:
Domestic bonds	1,084	—	—	1,084
Foreign bonds	32,047	—	—	32,047
Pooled funds(f)	23,922	14,454	6,346	44,722
Life insurance company general accounts	—	18,523	—	18,523
Other assets	2,222	753	2,175	5,150

Total assets	¥83,556	¥47,520	¥10,966	¥142,042

	Millions of Yen
	March 31, 2012
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥—	¥—	¥—	¥—
Foreign companies	16,724	—	—	16,724
Pooled funds(g)	6,673	13,408	5,618	25,699
Debt securities:
Domestic bonds	1,171	—	—	1,171
Foreign bonds	37,605	—	—	37,605
Pooled funds(h)	26,921	15,276	6,344	48,541
Life insurance company general accounts	—	17,996	—	17,996
Other assets	1,731	1,433	296	3,460

Total assets	¥90,825	¥48,113	¥12,258	¥151,196

	Thousands of Dollars
	March 31, 2012
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities
Domestic companies	$—	$—	$—	$—
Foreign companies	203,951	—	—	203,951
Pooled funds(g)	81,378	163,512	68,512	313,402
Debt securities
Domestic companies	14,280	—	—	14,280
Foreign companies	458,598	—	—	458,598
Pooled funds(h)	328,305	186,293	77,366	591,964
Life insurance company general accounts	—	219,463	—	219,463
Other assets	21,110	17,476	3,610	42,196

Total assets	$1,107,622	$586,744	$149,488	$1,843,854

(a)	These funds invest in listed equity securities consisting of approximately 50% domestic companies and 50% foreign companies for domestic plans.
(b)	These funds invest in listed debt securities consisting of approximately 80% domestic bonds and 20% foreign bonds for domestic plans.
(c)	These funds invest in listed equity securities consisting of approximately 50% domestic companies and 50% foreign companies for domestic plans.
(d)	These funds invest in listed debt securities consisting of approximately 90% domestic bonds and 10% foreign bonds for domestic plans.
(e)	These funds invest in listed equity securities consisting of mainly foreign companies for foreign plans.
(f)	These funds invest in listed debt securities consisting of mainly foreign bonds for foreign plans.
(g)	These funds invest in listed equity securities consisting of mainly foreign companies for foreign plans.
(h)	These funds invest in listed debt securities consisting of mainly foreign bonds for foreign plans.

Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial at March 31, 2011 and 2012.

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

Ricoh’s model portfolio for domestic plans consists of three major components: approximately 25% is invested in equity securities, approximately 40% is invested in debt securities and approximately 35% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

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

The following table presents a reconciliation of activity for the assets classified as Level 3 in the fair value hierarchy for the years ended March 31, 2011 and 2012.

	Millions of yen
	2011
Foreign plans	Equity securities Pooled funds	Debt securities Pooled funds	Other assets	Total
Balance at beginning of period	¥2,497	¥6,554	¥249	¥9,300
Actual return on plan assets:
Relating to assets still held at the reporting date	220	602	—	822
Relating to assets sold during the period	—	25	—	25
Purchases, sales and settlements, net	—	(123)	2,013	1,890
Foreign exchange impact	(272)	(712)	(87)	(1,071)

Balance at end of period	¥2,445	¥6,346	¥2,175	¥10,966

	Millions of yen
	2012
Foreign plans	Equity securities Pooled funds	Debt securities Pooled funds	Other assets	Total
Balance at beginning of period	¥2,445	¥6,346	¥2,175	¥10,966
Actual return on plan assets:
Relating to assets still held at the reporting date	329	460	—	789
Purchases, sales and settlements, net	2,752	(391)	(1,783)	578
Foreign exchange impact	92	(71)	(96)	(75)

Balance at end of period	¥5,618	¥6,344	¥296	¥12,258

	Thousands of Dollars
	2012
Foreign plans	Equity securities Pooled funds	Debt securities Pooled funds	Other assets	Total
Balance at beginning of period	$29,817	$77,390	$26,525	$133,732
Actual return on plan assets:
Relating to assets still held at the reporting date	4,012	5,610	—	9,622
Purchases, sales and settlements, net	33,561	(4,768)	(21,744)	7,049
Foreign exchange impact	1,122	(866)	(1,171)	(915)

Balance at end of period	$68,512	$77,366	$3,610	$149,488

Ricoh expects to contribute ¥12,980 million to its pension plans for the year ending March 31, 2013. The estimated net actuarial loss and prior service credit for Ricoh’s pension fund plans that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next year ending March 31, 2013 are ¥7,632 million and ¥(4,118) million, respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31	Domestic plans	Foreign plans
	Millions of Yen	Millions of Yen
2013	¥13,033	¥6,383
2014	11,640	6,382
2015	13,922	6,684
2016	13,701	6,869
2017	13,290	7,196
2018 – 2022	84,064	42,409

The Company and certain subsidiaries have defined contribution plans. The cost of defined contribution plans for the years ended March 31, 2010, 2011 and 2012 were ¥5,768 million, ¥6,620 million and ¥6,515 million ($79,451 thousand), respectively.

13. RICOH COMPANY, LTD. SHAREHOLDERS’ EQUITY

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

Cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the Ordinary General Meeting of Shareholders held on June 26, 2012, the shareholders approved the declaration of a cash dividend (¥8.50 per share) on the common stock totaling ¥6,163 million ($75,158 thousand), which would be paid to shareholders of record as of March 31, 2012. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2012.

The amount of retained earnings legally available for dividend distribution is recorded in the Company’s non-consolidated books and amounts to ¥263,553 million ($3,214,061 thousand) as of March 31, 2012.

14. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss) as for Ricoh Company, Ltd. shareholders’ equity are as follows:

	Millions of Yen
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
2010:
Foreign currency translation adjustments	¥(13,753)	¥2	¥(13,751)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	1,132	(462)	670
Less - Reclassification adjustment for gains and losses realized in net income	(247)	101	(146)

Net unrealized gains and losses on securities	885	(361)	524

Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(1,490)	612	(878)
Less - Reclassification adjustment for gains and losses realized in net income	159	(65)	94

Net unrealized gains and losses on derivatives	(1,331)	547	(784)

Pension liability adjustments:
Unrealized gains and losses arising during the year	7,830	(3,176)	4,654
Less - Reclassification adjustment for gains and losses realized in net income	3,897	(1,585)	2,312
Net unrealized gains and losses	11,727	(4,761)	6,966

Other comprehensive income (loss)	¥(2,472)	¥(4,753)	¥(7,045)

2011:
Foreign currency translation adjustments	¥(38,227)	¥20	¥(38,207)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	(1,658)	676	(982)
Less - Reclassification adjustment for gains and losses realized in net income	1,817	(741)	1,076

Net unrealized gains and losses on securities	159	(65)	94

Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(233)	95	(138)
Less - Reclassification adjustment for gains and losses realized in net income	214	(87)	127

Net unrealized gains and losses on derivatives	(19)	8	(11)

Pension liability adjustments:
Unrealized gains and losses arising during the year	(3,047)	1,182	(1,865)
Less - Reclassification adjustment for gains and losses realized in net income	2,795	(1,088)	1,707
Net unrealized gains and losses	(252)	94	(158)

Other comprehensive income (loss)	¥(38,339)	¥57	¥(38,282)

2012:
Foreign currency translation adjustments	¥(14,897)	¥25	¥(14,872)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	(2,963)	1,208	(1,755)
Less - Reclassification adjustment for gains and losses realized in net income	5,015	(2,045)	2,970

Net unrealized gains and losses on securities	2,052	(837)	1,215

Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(78)	42	(36)
Less - Reclassification adjustment for gains and losses realized in net income	86	(35)	51

Net unrealized gains and losses on derivatives	8	7	15

Pension liability adjustments:
Unrealized gains and losses arising during the year	(33,235)	11,801	(21,434)
Less - Reclassification adjustment for gains and losses realized in net income	2,222	(873)	1,349
Net unrealized gains and losses	(31,013)	10,928	(20,085)

Other comprehensive income (loss)	¥(43,850)	¥10,123	¥(33,727)

	Thousands of U.S. Dollars
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
2012
Foreign currency translation adjustments	$(181,671)	$305	$(181,366)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	(36,134)	14,732	(21,402)
Less - Reclassification adjustment for gains and losses realized in net income	61,158	(24,939)	36,219
Net unrealized gains and losses on securities	25,024	(10,207)	14,817
Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(951)	512	(439)
Less - Reclassification adjustment for gains and losses realized in net income	1,049	(427)	622
Net unrealized gains and losses on derivatives	98	85	183
Pension liability adjustments:
Unrealized gains and losses arising during the year	(405,305)	143,915	(261,390)
Less - Reclassification adjustment for gains and losses realized in net income	27,098	(10,647)	16,451
Net unrealized gains and losses	(378,207)	133,268	(244,939)

Other comprehensive income (loss)	$(534,756)	$123,451	$(411,305)

For the year ended March 31, 2012, unrealized gains and losses resulting from the pension liability adjustments was ¥(33,235) million ($(405,305) thousand).The reclassification adjustment for gains and losses realized in net income consists of amortizations of net actuarial loss and prior service cost of ¥(6,698) million ($(81,683) thousand) and ¥4,476 million ($54,585 thousand), respectively. The tax benefits (expenses) mentioned above were ¥11,801 million ($143,915 thousand), ¥2,685 million ($32,744 thousand) and ¥(1,812) million ($(22,097) thousand), respectively.

For the year ended March 31, 2011, unrealized gains and losses resulting from the pension liability adjustments was ¥(3,047) million. The reclassification adjustment for gains and losses realized in net income consists of amortizations of net actuarial loss and prior service cost of ¥(6,380) million and ¥3,585 million respectively. The tax benefits (expenses) mentioned above were ¥1,182 million, ¥2,542 million and ¥(1,454) million, respectively.

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

Changes in accumulated other comprehensive income (loss) as for Ricoh Company, Ltd. shareholders’ equity are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Foreign currency translation adjustments:
Beginning balance	¥(72,295)	¥(86,046)	¥(124,253)	$(1,515,280)
Change during the year	(13,751)	(38,207)	(14,872)	(181,366)

Ending balance	¥(86,046)	¥(124,253)	¥(139,125)	$(1,696,646)

Unrealized gains and losses on securities:
Beginning balance	¥1,848	¥2,372	¥2,466	$30,073
Change during the year	524	94	1,215	14,817

Ending balance	¥2,372	¥2,466	¥3,681	$44,890

Unrealized gains and losses on derivatives:
Beginning balance	¥(373)	¥(1,157)	¥(1,168)	$(14,244)
Change during the year	(784)	(11)	15	183

Ending balance	¥(1,157)	¥(1,168)	¥(1,153)	$(14,061)

Pension liability adjustments:
Beginning balance	¥(54,301)	¥(47,335)	¥(47,493)	$(579,183)
Change during the year	6,966	(158)	(20,085)	(244,939)

Ending balance	¥(47,335)	¥(47,493)	¥(67,578)	$(824,122)

Total accumulated other comprehensive income (loss):
Beginning balance	¥(125,121)	¥(132,166)	¥(170,448)	$(2,078,634)
Change during the year	(7,045)	(38,282)	(33,727)	(411,305)

Ending balance	¥(132,166)	¥(170,448)	¥(204,175)	$(2,489,939)

15. PER SHARE DATA

Dividends per share shown in the consolidated statements of operations are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income (loss) attributable to Ricoh Company, Ltd. are as follows:

	Thousands of shares
	2010	2011	2012
Weighted average number of shares of common stock outstanding	725,613	725,555	725,483
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - due December 2011	19,741	13,739	—

Diluted shares of common stock outstanding	745,354	739,294	725,483

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Net income (loss) attributable to Ricoh Company, Ltd.	¥27,044	¥18,630	¥(44,560)	$(543,414)

Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - due December 2011	(25)	(38)	—	—

Diluted net income (loss) attributable to Ricoh Company, Ltd.	¥27,019	¥18,592	¥(44,560)	$(543,414)

	Yen			U.S. Dollars
	2010	2011	2012	2012
Net income (loss) attributable to Ricoh Company, Ltd. per share:
Basic	¥37.27	¥25.68	¥(61.42)	$(0.75)
Diluted	36.25	25.15	(61.42)	(0.75)

Euro Yen Zero Coupon Convertible Bonds was excluded as anti-dilutive for the year ended March 31, 2012 due to Ricoh incurring a net loss attributable to Ricoh Company, Ltd.

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

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign currency contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on those assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements (including interest rate and currency swap agreements) to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of operations. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2010 and 2011 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Because hedging instruments and hedging items have expired during the year ended March 31, 2011, there are no fair value hedges as of March 31, 2012.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2010, 2011 and 2012 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately ¥13 million ($159 thousand) of the balance of accumulated other comprehensive loss as of March 31, 2012.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statements of operations.

Contract amounts of derivative instruments at March 31, 2011 and 2012 are shown in the following tables:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Interest rate swap agreements	¥284,444	¥339,234	$4,137,000
Foreign currency contracts	210,958	190,543	2,323,695
Foreign currency options	3,555	27,657	337,280

The location and fair value amounts of derivative instruments in consolidated balance sheets at March 31, 2011 and 2012 are shown in the following tables:

Derivatives designated as hedging instruments

	Current				Long-term
	Fair value				Fair value
	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars
		2011	2012	2012		2011	2012	2012
Asset derivatives
Interest rate swap agreements	Deferred income taxes and other	¥4	¥—	$—	Lease deposits and other	¥—	¥45	$549

		2011	2012	2012		2011	2012	2012
Liability Derivatives
Interest rate swap agreements	Accrued expenses and other	¥73	¥452	$5,512	Deferred income taxes and other	¥2,766	¥1,526	$18,610

Derivatives not designated as hedging instruments

	Current				Long-term
	Fair value				Fair value
	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars	Balance sheet Location	Millions of Yen		Thousands of U.S. Dollars
		2011	2012	2012		2011	2012	2012
Asset derivatives
Interest rate swap agreements	Deferred income taxes and other	¥—	¥—	$—	Lease deposits and other	¥—	¥—	$—
Foreign currency contracts		1,474	389	4,744		—	79	963
Foreign currency options		20	36	439		—	—	—

Total		¥1,494	¥425	$5,183		¥—	¥79	$963

		2011	2012	2012		2011	2012	2012
Liability derivatives
Interest rate swap agreements	Accrued expenses and other	¥72	¥27	$329	Deferred income taxes and other	¥24	¥222	$2,707
Foreign currency contracts		3,189	3,112	37,951		477	3,188	38,878
Foreign currency options		64	1,056	12,878		—	—	—

Total		¥3,325	¥4,195	$51,158		¥501	¥3,410	$41,585

Total fair value amounts of derivative instruments

	Millions of Yen		Thousands of U.S. Dollars
	Fair value		Fair value
	2011	2012	2012
Total asset derivatives	¥1,498	¥549	$6,695
Total liability derivatives	¥6,665	¥9,583	$116,865

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the years ended March 31, 2010, 2011, 2012 are shown in the following tables.

Derivatives designated as hedging instruments for the year ended March 31, 2010

	Millions of Yen
	Gain (loss) recognized in OCI on derivative (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge interest rate swap agreements	¥(878)	Interest expense	¥(94)	—	¥—

	Millions of Yen
	Gain (loss) recognized in income on derivative instruments		Gain (loss) recognized in income on hedged item
	Location	Amount	Location	Amount
Fair value hedge interest rate swap agreements	Interest income	¥173	Interest expense	¥(273)

Derivatives designated as hedging instruments for the year ended March 31, 2011

	Millions of Yen
	Gain (loss) recognized in OCI on derivative (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge interest rate swap agreements	¥(138)	Interest expense	¥(127)	—	¥—

	Gain (loss) recognized in income on derivative instruments		Gain (loss) recognized in income on hedged item
	Location	Amount	Location	Amount
Fair value hedge interest rate swap agreements	Interest and dividend income	¥68	Interest expense	¥(90)

Derivatives designated as hedging instruments for the year ended March 31, 2012

	Millions of Yen
	Gain (loss) recognized in OCI on derivative (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge interest rate swap agreements	¥(36)	Interest expense	¥(51)	—	¥—

	Thousands of U.S. Dollars
	Gain (loss) recognized in accumulated OCI on derivative (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge interest rate swap agreements	$(439)	Interest expense	$(622)	—	$—

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative instruments
	Location	Millions of Yen			Thousands of U.S. Dollars
		2010	2011	2012	2012
Interest rate swap agreements	Other, net	¥(74)	¥67	¥(153)	$(1,866)
Foreign currency contracts	Foreign currency exchange (gain) loss, net	(43)	1,446	(3,640)	(44,390)
Foreign currency options	Foreign currency exchange (gain) loss, net	1,145	254	(976)	(11,902)

Total		¥1,028	¥1,767	¥(4,769)	$(58,158)

17. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2012, Ricoh had outstanding contractual commitments for acquisition or construction of property, plant and equipment and other assets aggregating ¥45,218million ($551,439 thousand).

As of March 31, 2012, Ricoh was also contingently liable for certain guarantees including employees housing loans of ¥14 million ($171 thousand).

Ricoh made rental payments totaling ¥52,350 million, ¥46,718 million and ¥47,819 million ($583,159 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively, under cancelable and non-cancelable operating lease agreements for office space, warehouse, machinery and equipment.

The minimum rental payments required under non-cancelable operating lease that have lease terms in excess of one year as of March 31, 2012 are as follows:

Years ending March 31	Millions of Yen
2013	¥22,650
2014	19,888
2015	14,224
2016	8,318
2017	4,661
2018 and thereafter	8,556

Total	¥78,297

As of March 31, 2012, the Company and certain subsidiaries were parties of litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

18. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and cash equivalents, Time deposits, Trade receivables, Short-term borrowings, Current maturities of long-term indebtedness, Trade payables and Accrued expenses

The carrying amounts approximate fair values because of the short maturities of these instruments.

(b) Investment securities

The fair value of investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were ¥1,971 million and ¥1,837 million ($22,402 thousand) as of March 31, 2011 and 2012, respectively.

(c) Installment loans

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity. Installment loans using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

(d) Long-term indebtedness

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Long-term indebtedness using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

(e) Interest rate swap agreements

The fair value of interest rate swap agreements is mainly estimated by obtaining quotes from brokers.

(f) Foreign currency contracts and Foreign currency options

The fair value of foreign currency contracts and foreign currency options is mainly estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2011 and 2012 is summarized as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2011		2012		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥48,909	¥48,909	¥45,470	¥45,470	$554,512	$554,512
Installment loans	72,634	73,769	83,361	84,441	1,016,598	1,029,768
Long-term indebtedness	(479,423)	(475,117)	(525,435)	(524,056)	(6,407,744)	(6,390,927)
Interest rate swap agreements, net	(2,931)	(2,931)	(2,182)	(2,182)	(26,609)	(26,609)
Foreign currency contracts, net	(2,192)	(2,192)	(5,832)	(5,832)	(71,122)	(71,122)
Foreign currency options, net	(44)	(44)	(1,020)	(1,020)	(12,439)	(12,439)

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

The following tables present the fair-value hierarchy levels of Ricoh’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2011 and 2012.

	Millions of Yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	¥38,243	¥—	¥—	¥38,243
Foreign equity securities	6,850	—	—	6,850
Foreign corporate bonds	1,845	—	—	1,845
Derivative instruments:
Interest rate swap agreements	—	4	—	4
Foreign currency contracts	—	1,474	—	1,474
Foreign currency options	—	20	—	20

Total assets	¥46,938	¥1,498	¥—	¥48,436

Liabilities:
Derivatives instruments:	—		—
Interest rate swap agreements	—	2,935	—	2,935
Foreign currency contracts	—	3,666	—	3,666
Foreign currency options	—	64	—	64

Total liabilities	¥—	¥6,665	¥—	¥6,665

	Millions of Yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	¥35,734	¥—	¥—	¥35,734
Foreign equity securities	6,120	—	—	6,120
Foreign corporate bonds	1,779	—	—	1,779
Derivative instruments:
Interest rate swap agreements	—	45	—	45
Foreign currency contracts	—	468	—	468
Foreign currency options	—	36	—	36

Total assets	¥43,633	¥549	¥—	¥44,182

Liabilities:
Derivatives instruments:
Interest rate swap agreements	—	2,227	—	2,227
Foreign currency contracts	—	6,300	—	6,300
Foreign currency options	—	1,056	—	1,056

Total liabilities	¥—	¥9,583	¥—	¥9,583

	Thousands of Dollars
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	$435,781	$—	$—	$435,781
Foreign equity securities	74,634	—	—	74,634
Foreign corporate bonds	21,695	—	—	21,695
Derivative instruments:
Interest rate swap agreements	—	549	—	549
Foreign currency contracts	—	5,707	—	5,707
Foreign currency options	—	439	—	439

Total assets	$532,110	$6,695	$—	$538,805

Liabilities:
Derivatives instruments:
Interest rate swap agreements	—	27,158	—	27,158
Foreign currency contracts	—	76,829	—	76,829
Foreign currency options	—	12,878	—	12,878

Total liabilities	$—	$116,865	$—	$116,865

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contain marketable equity securities and bonds. Marketable equity securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign currency contracts, currency swap agreements, foreign currency options and interest rate swap agreements (including interest rate and currency swap agreements) to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a non-recurring basis

During the year ended March 31, 2012, goodwill with a carrying amount of ¥27,491 million ($335,256 thousand) were written down to their fair value of ¥0 million ($0 thousand), resulting in an impairment charge of ¥27,491 million ($335,256 thousand), which was included in operating expenses in the consolidated statements of operations. Ricoh determined the fair value based on a combination of cost approach and market approach using unobservable inputs, such as estimated realization or liquidity level and discount rate, which considered prices and other relevant information generated by market transactions involving comparable assets and liabilities, and therefore this measurement is classified as Level 3.

During the year ended March 31, 2012, long-lived assets held and used with a carrying amount of ¥10,070 million ($122,805 thousand) were written down to their fair value of ¥0 million ($0 thousand), resulting in an impairment charge of ¥10,070 million ($122,805 thousand), which was included in cost of sales of ¥551 million ($6,720 thousand) and operating expenses of ¥9,519 million ($116,085 thousand) in the consolidated statements of operations. Ricoh determined the fair value by discounted cash flow method based upon the most recent business plan. These measurements are classified as Level 3 because significant unobservable inputs, such as projections of future cash flows, were considered in the fair value measurements.

During the year ended March 31, 2011, long-lived assets held and used with a carrying amount of ¥1,556 million were written down to their fair value of ¥714 million, resulting in an impairment charge of ¥842 million, which was included in cost of sales of ¥77 million and operating expenses of ¥765 million in the consolidated statements of operations. These measurements are classified as Level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

20. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

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

Financing receivables and allowance for doubtful receivables as of March 31, 2011 and 2012 are as follows:

	Millions of Yen
	March 31, 2011
	Lease receivables	Installment loans	Installment receivables and other	Total
Allowance for doubtful receivables:
Individually evaluated	¥4,554	¥710	¥1,249	¥6,513
Collectively evaluated	5,973	1,062	1,236	8,271

Total: Allowance for doubtful receivables	¥10,527	¥1,772	¥2,485	¥14,784

Financing receivables:
Individually evaluated	72,080	1,105	4,112	77,297
Collectively evaluated	520,271	73,301	46,093	639,665

Total: Financing receivables	¥592,351	¥74,406	¥50,205	¥716,962

	Millions of Yen
	March 31, 2012
	Lease receivables	Installment loans	Installment receivables and other	Total
Allowance for doubtful receivables:
Beginning balance	¥10,527	¥1,772	¥2,485	¥14,784

Charge-offs	(1,288)	(31)	(78)	(1,397)
Recoveries	(7)	—	—	(7)
Provision	(655)	6	195	(454)
Translation adjustments	(105)	—	(7)	(112)
Ending balance	¥8,472	¥1,747	¥2,595	¥12,814

Individually evaluated	2,069	662	2,061	4,792
Collectively evaluated	6,403	1,085	534	8,022

Financing receivables:
Individually evaluated	¥64,622	¥927	¥5,258	¥70,807
Collectively evaluated	548,209	84,181	42,194	674,584

Total: Financing receivables	¥612,831	¥85,108	¥47,452	¥745,391

	Thousands of U.S. Dollars
	March 31, 2012
	Lease receivables	Installment loans	Installment receivables and other	Total
Allowance for doubtful receivables:
Beginning balance	$128,378	$21,610	$30,305	$180,293

Charge-offs	(15,708)	(378)	(951)	(17,037)
Recoveries	(85)	—	—	(85)
Provision	(7,988)	73	2,378	(5,537)
Translation adjustments	(1,280)	—	(86)	(1,366)
Ending balance	$103,317	$21,305	$31,646	$156,268

Individually evaluated	$25,232	$8,073	$25,134	$58,439
Collectively evaluated	78,085	13,232	6,512	97,829

Financing receivables:
Individually evaluated	$788,073	$11,305	$64,122	$863,500
Collectively evaluated	6,685,476	1,026,597	514,561	8,226,634

Total: Financing receivables	$7,473,549	$1,037,902	$578,683	$9,090,134

(b) Age Analysis

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2011 and 2012 is as follows:

	Millions of Yen
	March 31, 2011
	Lease receivables	Installment loans	Installment receivables and other	Total
Current	¥584,918	¥74,373	¥48,544	¥707,835
Overdue	7,433	33	1,661	9,127

Total: Financing receivables	¥592,351	¥74,406	¥50,205	¥716,962

	Millions of Yen
	March 31, 2012
	Lease receivables	Installment loans	Installment receivables and other	Total
Current	¥608,336	¥84,274	¥45,049	¥737,659
Overdue	4,495	834	2,403	7,732

Total: Financing receivables	¥612,831	¥85,108	¥47,452	¥745,391

	Thousands of U.S. Dollars
	March 31, 2012
	Lease receivables	Installment loans	Installment receivables and other	Total
Current	$7,418,732	$1,027,731	$549,378	$8,995,841
Overdue	54,817	10,171	29,305	94,293

Total: Financing receivables	$7,473,549	$1,037,902	$578,683	$9,090,134

21. RESTRUCTURING CHARGES

Ricoh initiated restructuring activities in order to enhance competitiveness and improve profitability. For the year ended March 31, 2012, Ricoh recognized restructuring charges of ¥34,102 million ($415,878 thousand) in total, consisting of ¥26,533 million ($323,573 thousand) recorded by the Company and its domestic subsidiaries, and ¥7,569 million ($92,305 thousand) by the overseas subsidiaries.

Restructuring charges mainly consist of severance-related expenses which are included in cost of sales of ¥3,933 million ($47,963 thousand) and operating expenses of ¥30,169 million ($367,915 thousand) in the consolidated statements of operations.

The changes of the accrued restructuring charges for the year ended March 31, 2012 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2012	2012
Beginning balance	¥885	$10,793
Restructuring charges	34,102	415,878
Cash payments	(31,585)	(385,183)

Ending balance	¥3,402	$41,488

The following table represents significant restructuring activities for the year ended March 31, 2012:

	Millions of Yen	Thousands of U.S. Dollars
	2012	2012
Imaging & Solutions	¥29,737	$362,646
Industrial Products	1,426	17,390
Other	357	4,354
Corporate	2,582	31,488

Total	¥34,102	$415,878

Imaging & Solutions

Imaging & Solutions segment continued its restructuring activities, consisting mainly of voluntary early retirement in Japan and human resource optimization associated with IT system unification overseas.

Industrial Products, Other and Corporate

Industrial Products segment, Other segment and Corporate activities continued its restructuring activities, mainly consisting of voluntary early retirement.

22. SEGMENT INFORMATION

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

The following tables present certain information regarding Ricoh’s operating segments and geographic areas for the years ended March 31, 2010, 2011 and 2012. Intersegment sales are made at arm’s-length prices. No single customer accounted for 10% or more of the total revenues for the years ended as of March 31, 2010, 2011 and 2012.

(a) Operating Segment Information

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Segment sales:
Imaging & Solutions	¥1,789,717	¥1,712,630	¥1,670,772	$20,375,268
Industrial Products	106,128	112,243	101,315	1,235,549
Other	124,402	121,876	136,121	1,660,012
Intersegment transaction	(4,436)	(5,413)	(4,731)	(57,695)

Total segment sales	¥2,015,811	¥1,941,336	¥1,903,477	$23,213,134

Segment profit (loss):
Imaging & Solutions	¥140,327	¥132,286	¥56,297	$686,549
Industrial Products	(1,355)	1,006	(1,742)	(21,244)
Other	(3,447)	(4,911)	(6,010)	(73,293)

Total segment profit	¥135,525	¥128,381	¥48,545	$592,012

Reconciling items:
Corporate expenses and elimination	¥(69,624)	¥(70,310)	¥(66,613)	$(812,354)
Interest and dividend income	3,471	2,985	3,129	38,159
Interest expense	(8,139)	(8,528)	(6,979)	(85,110)
Foreign currency exchange loss, net	(5,159)	(5,956)	(4,355)	(53,110)
Losses on impairment of securities	(169)	(1,844)	(5,012)	(61,122)
Other, net	1,177	(559)	(652)	(7,951)

Income before income taxes and equity in earnings of affiliates	¥57,082	¥44,169	¥(31,937)	$(389,476)

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Total assets:
Imaging & Solutions	¥1,821,103	¥1,770,074	¥1,773,196	$21,624,341
Industrial Products	78,464	73,894	79,945	974,939
Other	89,342	80,527	108,701	1,325,622
Elimination	(1,250)	(1,664)	(1,724)	(21,024)
Corporate assets	390,324	332,733	329,240	4,015,122

Consolidated	¥2,377,983	¥2,255,564	¥2,289,358	$27,919,000

Expenditures for property, plant and equipment:
Imaging & Solutions	¥60,389	¥59,282	¥66,110	$806,219
Industrial Products	3,325	3,235	3,095	37,744
Other	1,553	2,487	2,730	33,293
Corporate assets	1,619	1,871	1,336	16,293

Consolidated	¥66,886	¥66,875	¥73,271	$893,549

Expenditures for intangible fixed assets:
Imaging & Solutions	¥9,051	¥10,670	¥8,916	$108,732
Industrial Products	258	434	157	1,915
Other	1,246	1,672	1,401	17,085
Corporate assets	2,828	6,031	4,030	49,146

Consolidated	¥13,383	¥18,807	¥14,504	$176,878

Depreciation of property, plant and equipment:
Imaging & Solutions	¥62,497	¥59,261	¥58,034	$707,732
Industrial Products	4,385	4,190	3,132	38,195
Other	1,922	2,044	2,620	31,951
Corporate assets	1,590	1,736	1,198	14,610

Consolidated	¥70,394	¥67,231	¥64,984	$792,488

Amortization of intangible fixed assets:
Imaging & Solutions	¥21,955	¥19,320	¥18,594	$226,756
Industrial Products	683	625	705	8,597
Other	1,224	1,226	1,188	14,488
Corporate assets	4,751	5,275	5,666	69,098

Consolidated	¥28,613	¥26,446	¥26,153	$318,939

Corporate assets consist primarily of cash and cash equivalents and securities maintained for general corporate purposes.

(b) Net Sales by Product Category

Information for net sales by product category is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Imaging & Solutions	¥1,789,717	¥1,712,630	¥1,670,772	$20,375,268
Imaging Solutions	1,614,347	1,531,219	1,471,827	17,949,110
Network System Solutions	175,370	181,411	198,945	2,426,158
Industrial Products	101,692	106,830	96,584	1,177,854
Other	124,402	121,876	136,121	1,660,012

Total net sales	¥2,015,811	¥1,941,336	¥1,903,477	$23,213,134

Each category includes the following product line:

Imaging Solutions: Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs (multifunctional printers), laser printers, production printing products and software

Network System Solutions: Personal computers, servers, network systems and network related software

Industrial Products: Thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment

Other: Digital cameras

Net sales of products mainly used in offices, such as Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs and laser printers, comprised approximately 90% of Imaging Solutions net sales for the years ended March 31, 2010, 2011 and 2012.

(c) Geographic Information

Net sales based on the location of customers and long-lived assets consisting of property, plant and equipment as of and for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Net sales:
Japan	¥876,498	¥875,819	¥886,425	$10,810,061
The Americas	558,942	520,000	468,728	5,716,195
Europe	456,563	415,189	408,542	4,982,219
Other	123,808	130,328	139,782	1,704,659

Consolidated	¥2,015,811	¥1,941,336	¥1,903,477	$23,213,134

The United States (included in The Americas)	¥484,838	¥445,433	¥396,876	$4,839,951

Property, plant and equipment:
Japan	¥199,936	¥201,841	¥199,663	$2,434,915
The Americas	24,560	24,823	27,527	335,695
Europe	16,628	19,401	21,527	262,524
Other	21,957	18,753	19,810	241,585

Consolidated	¥263,081	¥264,818	¥268,527	$3,274,719

The United States (included in The Americas)	20,998	20,086	23,210	283,049

Apart from Japan and the United States, net sales and long-lived assets in any individual country are less than 10% of consolidated net sales and consolidated tangible long-lived assets.

Uncertainty surrounding the sovereign debt of several European countries has negatively affected consumer spending trends in Europe and in the global economy generally and may continue to have an adverse impact on economic conditions, including in Japan. Economic downturns have been, and may continue to be, characterized by diminished product and service demand.

23. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

The following amounts are charged to selling, general and administrative expenses for the years ended March 31, 2010, 2011 and 2012:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Research and development costs	¥109,346	¥110,553	¥119,027	$1,451,549
Advertising costs	9,130	10,858	10,875	132,622
Shipping and handling costs	17,212	19,935	22,830	278,415

24. EFFECT OF THE GREAT EAST JAPAN EARTHQUAKE AND FLOODS IN THAILAND

As a result of the Great East Japan Earthquake on March 11, 2011, Ricoh recorded costs and expenses of ¥4,978 million in total for the year ended March 31, 2011, consisting of the followings.

	Millions of yen
	2011
	Cost of sales	Selling, general and administrative expenses	Total costs and expenses
Bad debt expense for trade receivables and finance receivables	¥—	¥3,434	¥3,434
Losses due to write-downs of damaged inventories and property, plant and equipment	1,005	167	1,172
Other	12	360	372

Total	¥1,017	¥3,961	¥4,978

The following is breakdown of these costs and expenses by operating segments and corporate.

Millions of Yen
2011
Imaging & Solutions	¥4,516
Industrial Products	80
Other	139
Corporate	243

Ending balance	¥4,978

In addition to above, Ricoh experienced idle production facilities or production levels below a normal capacity. In periods of abnormally low production, unallocated overhead costs were expensed in the period in which they were incurred. Ricoh recognized unallocated overhead costs of ¥1,057 million as cost of sales for the year ended March 31, 2011. The costs in Imaging & Solutions and Industrial products operating segment were ¥1,005 million and ¥52 million, respectively.

The effect of the Great East Japan Earthquake for the year ended March 31, 2012 is mainly for loss of business opportunity and cost increase of air freight for urgent delivery. Direct effect to assets and production activity for the year ended March 31, 2012 was immaterial.

Floods in Thailand in summer of 2011 also affected but the direct effect to Ricoh’s production activity for the year ended March 31, 2012 was immaterial.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Schedule II. – Valuation and Qualifying Accounts and Reserves

For the Three Years Ended March 31, 2010, 2011 and 2012

	(Millions of Yen)
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions(2)(3)	Translation adjustments	Balance at end of period
For the year ended March 31, 2010:
Allowance for doubtful receivables(1):
Trade receivables	21,499	1,644	—	(5,637)	(598)	16,908
Finance receivables	11,526	5,566	—	(5,130)	(43)	11,919
Deferred tax assets valuation allowance	22,910	11,678	—	(3,268)	(1,128)	30,192
For the year ended March 31, 2011:
Allowance for doubtful receivables(1):
Trade receivables	16,908	3,111	—	(2,472)	(783)	16,764
Finance receivables	11,919	3,132	—	(2,596)	(156)	12,299
Deferred tax assets valuation allowance	30,192	11,164	—	(1,185)	(3,037)	37,134
For the year ended March 31, 2012:
Allowance for doubtful receivables(1):
Trade receivables	16,764	1,528	—	(1,485)	(427)	16,380
Finance receivables	12,299	(656)	—	(1,319)	(105)	10,219
Deferred tax assets valuation allowance	37,134	11,860	—	(6,300)	(141)	42,553

Notes:

(1)	See Note 2(g) to Consolidated Financial Statements.
(2)	Receivables - Write-offs
(3)	Deferred tax - Realization of tax benefits, removal of deferred tax assets that had valuation allowances