Form 20-F
period 2013-03-31
RICOH CO LTD
filed 2013-07-31
CIK 317891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20 – F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 2 – 68279

KABUSHIKI KAISHA RICOH

(Exact name of Registrant as specified in its charter)

RICOH COMPANY, LTD.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

13-1,Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan

(Address of principal executive offices)

Daisuke Segawa, (T)+81-3-6278-4108, (F)+81-3-6673-4476

13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock*

(Title of Class)

*	223,676 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 shares of Common Stock of Ricoh Company, Ltd.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock outstanding as of March 31, 2013: 725,036,416 shares (excluding 19,875,662 shares of Treasury Stock)

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                 Non-accelerated filer  ☐.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐.	Other ☐.

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

Defined Terms, Conventions and Presentation of Financial Information

On June 21, 2013 the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Board for the Japanese Yen to the U.S. Dollar was ¥97.48 = U.S.$1.00.

In this document, the term “Company” refers to Ricoh Company, Ltd., the registrant, and “Ricoh” refers to the Company and its consolidated subsidiaries, unless the context otherwise indicates.

Ricoh’s fiscal year end is March 31. In this document “fiscal year 2013” refers to Ricoh’s fiscal year ended March 31, 2013, and other fiscal years of Ricoh are referred to in a corresponding manner.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected consolidated financial data have been derived from the audited consolidated financial statements of Ricoh prepared in accordance with U.S. generally accepted accounting principles as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with Ricoh’s audited consolidated financial statements as of March 31, 2012 and 2013, and for the years ended March 31, 2011, 2012 and 2013 that appear elsewhere in this annual report.

With respect to the selected consolidated financial data for the earliest year of the five-year period (2009), we omit such information because we are not able to provide the restated financial data without unreasonable effort and expense.

	Millions of Yen except per share amounts and number of shares
	2010	2011	2012	2013
Income Statement Data:
Net sales:	¥2,015,811	¥1,941,336	¥1,903,477	¥1,924,497
Restructuring charges	—	885	30,169	13,053
Loss on impairment of goodwill	—	—	27,491	—
Loss on impairment of long-lived assets	2,353	765	9,519	1,379
Operating income (loss)	65,901	58,071	(18,068)	63,464
Income (loss) before income taxes and equity in earnings of affiliates	57,082	44,169	(31,937)	58,173
Net income (loss) attributable to Ricoh Company, Ltd.	27,044	18,630	(44,560)	32,467

Per American Depositary Share:(1)
Net income (loss) (basic)	186.35	128.40	(307.10)	223.90
Net income (loss) (diluted)	181.25	125.75	(307.10)	—

	Millions of Yen except per share amounts and number of shares
	2010	2011	2012	2013
Balance Sheet Data:
Total assets	2,377,983	2,255,564	2,289,358	2,360,697
Total Ricoh Company, Ltd. shareholders’ equity	969,358	925,243	822,704	897,996
Total equity	1,019,891	978,130	879,018	958,658
Common stock	135,364	135,364	135,364	135,364
Weighted average number of shares outstanding	725,613,259	725,554,477	725,483,319	725,062,802
Cash dividends declared Per American Depositary Share:(1), (2)
Interim	82.50	82.50	82.50	62.50
	$(0.95)	$(0.98)	$(1.06)	$(0.76)
Year-end	82.50	82.50	42.50	82.50
	$(0.92)	$(1.03)	$(0.53)	$(0.85)
Cash and cash equivalents	237,101	172,221	156,210	117,051
Capital investments	66,886	66,875	73,271	86,569
Long-term indebtedness, excluding current installment	514,719	479,423	525,435	476,381

Notes:

(1)	Each American Depositary Share represents five shares of Ricoh Common Stock.
(2)	Cash dividends declared per American Depositary Share for any given fiscal year consist of interim dividends paid during the fiscal year and year-end dividends to be paid after the fiscal year-end for such fiscal year, which are not equal to the dividends paid during such fiscal year, set forth under “Per American Depositary Share, each representing 5 shares of common stock – Cash dividends paid per share” in the Consolidated Statements of Operations appearing elsewhere in this annual report.

In the preceding table, cash dividends declared in U.S. Dollars are based on the exchange rates at each respective payment date or the latest practicable date, using the noon buying rates for cable transfer in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board.

The following table sets forth the exchange rates for the Japanese Yen and the U.S. Dollar based on the noon buying rate for cable transfers in Japanese Yen in New York City as certified for customs purposes by the Federal Reserve Board during the previous six months and prior five fiscal years:

	December 2012	January 2013	February 2013	March 2013	April 2013	May 2013
High	81.86	86.92	91.38	93.32	92.96	97.28
Low	86.64	91.28	93.64	96.16	99.61	103.52

	Year ended March 31,
	2009	2010	2011	2012	2013
Year-end	99.15	93.40	82.76	82.41	94.16
Average*	100.85	92.49	85.00	78.86	83.26
High	87.80	86.12	78.74	75.72	77.41
Low	110.48	100.71	94.68	85.26	99.16

*	The average Japanese Yen exchange rates represent average noon buying rate on the last business day of each month during the respective period.

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

Ricoh’s Success Will Depend on Its Ability to Respond to Rapid Technological Changes in the Document Imaging and Management Industry

The document imaging and management industry includes products such as copiers, printers, production printing products and digital duplicators. The technology used in this industry changes rapidly and products in this industry will often require frequent and timely product enhancements or have a short product life cycle. Most of Ricoh’s products are a part of this industry and as such Ricoh’s success will depend on its ability to respond to such technological changes in the industry. To remain competitive in this industry, Ricoh invests a significant amount of resources and capital every year in research and development activities. Despite this investment, the process of developing new products or technologies is inherently complex and uncertain and there are a number of risks that Ricoh is subject to, including the following:

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

In addition to the above general risks, Ricoh is exposed to the following specific risks relating to the document imaging and management industry:

Digital Technology

Among the various technologies used in the document imaging and management industry, Ricoh believes the successful development of digital technology is one of the most essential factors in attaining a competitive advantage. Ricoh currently is a leader in digital technology and believes that the importance of digital technology used in office equipment, including copiers, printers, production printing products and digital duplicators, will continue to grow in the future. While most of PPCs sold by Ricoh are digital, Ricoh believes that the digital technology used in connection with digital copiers and other digital products will continue to develop and that competition with respect to digital products will intensify. There is no assurance that Ricoh will continue to be in the forefront of digital technology despite its commitment to invest in research and development activities in this area. Failure of Ricoh to adequately develop digital technology may adversely affect Ricoh’s financial results and condition.

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

Shortage of Electric Power Supply in Japan May Affect Ricoh’s Production

Most of nuclear reactors in Japan have been stopped for inspection since the Great East Japan Earthquake, which caused the availability of electric power supply in Japan to be unpredictable. Such uncertainty of electric power supply may affect Ricoh’s production activity or cost of production.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated as a joint stock corporation (kabushiki kaisha) on February 6, 1936 in accordance with Japanese law under the name Riken Kankoshi Co., Ltd. as a manufacturer and distributor of sensitized paper for use in copiers. Since its incorporation, Ricoh has expanded its business into related businesses in the office equipment field. It now manufactures and markets copiers (such as PPCs), MFPs, laser printers, GELJET printers, production printing products, digital duplicators, facsimile machines, personal computers and servers, network related software and other equipment, including semiconductors and cameras. More recently, Ricoh has further expanded its businesses to manufacture and sell products such as projectors, video conference systems, thermal rewritable products and interactive digital whiteboard solutions.

Historical Highlights

February 1936	Riken Kankoshi Co., Ltd. is formed in Kita-kyushu to manufacture and market sensitized paper.

March 1938	The Company’s name is changed to Riken Optical Co., Ltd., and starts manufacturing and selling optical devices and equipment.

May 1949	The Company lists its securities on the Tokyo and Osaka Stock Exchanges.

April 1954	The Company establishes an optical device and equipment plant in Ohmori, Ohta-ku, Tokyo (now known as the Ohmori plant).

May 1955	The Company begins manufacturing and selling desktop copiers.

May 1961	The Company establishes a sensitized paper plant in Ikeda, Osaka (now known as the Ikeda plant).

October 1961	The Company lists its securities on the First Section of each of the Tokyo and Osaka Stock Exchanges.

June 1962	The Company starts operations of a paper plant in Numazu, Shizuoka, which featured a fully-integrated sensitized paper production system (now known as the Numazu plant).

December 1962	The Company establishes Ricoh of America, Inc. (a subsidiary, later known as Ricoh Corporation and now known as Ricoh Americas Corporation).

April 1963	The Company changes its corporate name to Ricoh Company, Ltd.

July 1967	The Company establishes Tohoku Ricoh Co., Ltd. in Shibata-gun, Miyagi.

May 1971	The Company completes its manufacturing facility in Atsugi, Kanagawa (now known as the Atsugi plant), to which it transfers some of its office equipment production from the Ohmori plant.

June 1971	The Company establishes Ricoh Nederland B.V. (a subsidiary, later known as Ricoh Europe B.V. and now known as Ricoh Europe Holdings B.V.) in the Netherlands.

January 1973	The Company establishes Ricoh Electronics, Inc. (a subsidiary) in the United States.

December 1976	The Company forms Ricoh Credit Co., Ltd. (a subsidiary, now known as Ricoh Leasing Co., Ltd.).

March 1977	The Company relocates its headquarters to Minato-ku, Tokyo.

December 1978	The Company establishes Ricoh Business Machines, Ltd. (a subsidiary, now known as Ricoh Hong Kong Ltd.).

March 1981	The Company builds the Ricoh Electronics Development Center at the Ikeda plant to develop and manufacture electronic devices.

October 1981	The Company lists its securities on the Paris Stock Exchange (now known as Euronext Paris).

May 1982	The Company establishes sensitized paper production facilities in Sakai, Fukui (now known as the Fukui plant), which takes over some of the sensitized paper production from the Osaka plant (now known as the Ikeda plant).

December 1983	The Company establishes Ricoh UK Products Ltd. (a subsidiary).

October 1985	The Company builds a copier manufacturing plant in Gotenba, Shizuoka.

April 1986	The Company opens a research and development (“R&D”) facility in Yokohama, Kanagawa (now known as the Ricoh Research and Development Center) in commemoration of the Company’s 50th anniversary, to which it transfers some of its R&D operations from the Ohmori plant.

April 1987	The Company establishes Ricoh Industrie France S.A. (a subsidiary, now known as Ricoh Industrie France S.A.S.).

April 1989	The Company sets up an electronic devices facility in Yashiro-cho, Kato-gun, Hyogo (now known as the Yashiro plant).

January 1991	The Company establishes Ricoh Asia Industry (Shenzhen) Ltd. (a subsidiary) in China.

March 1995	Ricoh Corporation acquires Savin Corporation, an American office equipment sales company.

September 1995	The Company acquires Gestetner Holdings PLC (now known as Ricoh Europe PLC), a British office equipment sales company.

January 1996	Ricoh Leasing Co., Ltd. lists its securities on the Second Section of the Tokyo Stock Exchange (currently listed on the First Section of the Tokyo Stock Exchange).

December 1996	The Company establishes Ricoh Asia Pacific Pte Ltd (a subsidiary) in Singapore.

March 1997	The Company establishes Ricoh Silicon Valley, Inc. (a subsidiary, now known as Ricoh Innovations Corporation) in the United States.

August 1999	Ricoh Hong Kong Ltd. acquires Inchcape NRG Ltd., a Hong Kong-based office equipment sales company.

January 2001	Ricoh Corporation acquires Lanier Worldwide, Inc., an American office equipment sales company.

October 2002	The Company establishes Ricoh China Co., Ltd. (a subsidiary).

April 2003	Tohoku Ricoh Co., Ltd. becomes a wholly-owned subsidiary of the Company.

October 2004	The Company acquires Hitachi Printing Solutions, Ltd. in Japan.

August 2005	The Company opens Ricoh Technology Center in Ebina, Kanagawa to integrate its domestic development facilities and offices.

November 2005	The Company relocates its headquarters to Chuo-ku, Tokyo.

January 2007	Ricoh Europe B.V. acquires the European operations of Danka Business Systems PLC.

June 2007	InfoPrint Solutions Company, LLC (now known as Ricoh Production Print Solutions, LLC), a joint venture company of Ricoh and International Business Machines Corporation (“IBM”), commences its operations.

May 2008	The Company establishes Ricoh Manufacturing (Thailand) Ltd. (a subsidiary) in Thailand.

August 2008	Ricoh Elemex Corporation becomes a wholly-owned subsidiary of the Company.

October 2008	Ricoh Americas Corporation acquires all of the outstanding shares of IKON Office Solutions, Inc. (“IKON”, now known as Ricoh USA, Inc.), an American office equipment sales and service company.

July 2010	Seven domestic sales subsidiaries and the marketing group of the Company are merged into one domestic sales subsidiary named Ricoh Japan Corporation.

August 2010	The Company completes the construction of a new building that expands the Ricoh Technology Center, which is located in Ebina, Kanagawa.

October 2011	The Company acquires the PENTAX imaging systems business from HOYA Corporation (now known as Pentax Ricoh Imaging Co., Ltd.).

April 2013	The Company transfers part of its engineering functions and operations previously performed by the Company and its manufacturing subsidiaries in Japan to Ricoh Technologies Company, Ltd.

April 2013	The Company transfers part of its production functions and operations previously performed by the Company and its manufacturing subsidiaries in Japan to Ricoh Industry Company, Ltd.

The Company’s registered head office and executive office are as follows:

	Address	Telephone number
Registered head office	3-6, Naka Magome 1-chome, Ohta-ku, Tokyo 143-8555, Japan	+81-3-3777-8111
Executive office	13-1, Ginza 8-chome, Chuo-ku, Tokyo 104-8222, Japan	+81-3-6278-2111

Principal Capital Investments

Ricoh’s capital investments for fiscal years 2011, 2012 and 2013 were ¥66.8 billion, ¥73.2 billion and ¥86.5 billion, respectively. Ricoh directed a significant portion of its capital investments for fiscal years 2011, 2012 and 2013 towards digital and networking equipment, such as digital PPCs/MFPs, laser printers and production printing products, and manufacturing facilities to maintain or enhance its competitiveness in the industry. For fiscal year 2013, Ricoh’s capital investments included ¥9.0 billion for purchasing mold casts used in the manufacturing of MFPs, production printing equipment and printers, ¥5.3 billion to increase the production capacity of a plant that manufactures polymerized PxP toner in Japan and ¥4.7 billion to upgrade the facilities for manufacturing its thermal media products. By geographic areas, for fiscal year 2013, Ricoh made capital investments in Japan, the Americas, Europe, Middle East and Africa, and Other in the amounts of ¥51.4 billion, ¥17.7 billion, ¥11.0 billion and ¥6.3 billion, respectively.

Ricoh projects that for fiscal year 2014, its capital investments will amount to approximately ¥89.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, semiconductors and thermal media. It is expected that Ricoh’s capital investments in Japan, the Americas, Europe, Middle East and Africa, and Other will be in the amount of approximately ¥50.5 billion, ¥20.1 billion, ¥14.3 billion and ¥4.1 billion, respectively, for fiscal year 2014. These capital investments are expected to be financed with internally generated funds and/or borrowings from third parties.

B. Business Overview

Ricoh is a leading manufacturer of office automation equipment. Ricoh’s principal products include copiers (such as PPCs), printers (such as MFPs, laser printers and GELJET printers), production printing products, digital duplicators and facsimile machines. Ricoh is also a prominent manufacturer of digital and advanced electronic devices such as semiconductor devices. In recent years, Ricoh has been rapidly building a solid presence globally as a comprehensive document solutions provider that helps its customers streamline their businesses and decrease operating costs. More specifically, Ricoh supports its office and production printing equipment businesses by offering customers various “solution” systems that work with personal computers and servers, network systems, application software and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh’s product support services include assisting customers in setting up their information technology environment or network. Ricoh also offers various supplies and peripheral products to be used with its products and systems. More recently, Ricoh has further expanded its businesses to manufacture and sell products such as projectors, video conference systems, thermal rewritable products and interactive digital whiteboard solutions.

PRODUCTS

Ricoh’s operating segments consist of “Imaging & Solutions,” “Industrial Products” and “Other.”

Ricoh’s management analyzes its business operations and performance based on these segments.

The following table sets forth Ricoh’s sales by products for fiscal years 2011, 2012 and 2013.

SALES BY PRODUCT

	Millions of Yen (except for percentages) For the Year Ended March 31,
	2011		2012		2013
Imaging & Solutions
Office Imaging	¥1,381,175	71.2%	¥1,323,263	69.5%	¥1,329,608	69.1%
Production Printing	150,044	7.7	148,564	7.8	147,040	7.6
Network System Solutions	181,411	9.3	199,273	10.5	208,743	10.8
Industrial Products	107,032	5.5	98,052	5.2	93,094	4.8
Other	121,674	6.3	134,325	7.0	146,012	7.7

Total	¥1,941,336	100.0%	¥1,903,477	100.0%	¥1,924,497	100.0%

Note:

(1)	The above consolidated financial data set forth net sales to external customers by product.
(2)	The product categories in Imaging & Solutions were reclassified into Office Imaging, Production Printing and Network System Solutions in fiscal year 2013 from the previous product categories of Imaging Solutions and Network System Solutions. In addition, certain products were reclassified into the Network System Solutions product category in Imaging & Solutions and Industrial Products from Other in fiscal year 2013. Figures for the prior fiscal years set forth in the above table have been reclassified to reflect such changes.

Imaging & Solutions

This segment consists of products that are widely used in the office and production printing environments and are categorized as follows:

(1) Office Imaging

For fiscal year 2013, the Office Imaging product category accounted for 69.1% of Ricoh’s net sales.

The Office Imaging product category includes monochrome and color digital PPCs/MFPs, laser printers, GELJET printers, digital duplicators, projectors, video conference systems, facsimiles, scanners, related parts and supplies, services, support and software.

Ricoh continues to be a global leader in PPCs/MFPs and has been a pioneer in the development of digital machines. Ricoh manufactures a wide range of PPCs/MFPs with a variety of copying speeds and functions to simplify printing, copying, scanning and distribution tasks. Ricoh continues to strengthen its digital PPC/MFP product lineup with new product offerings that range from low-end models (regular print speed models for low volume copying or printing) to high-end models (high print speed models for large volume copying or printing). PPCs/MFPs use a drum or other medium coated with a photo conductive material on which an image of the original document is projected optically and developed by applying a dry powder-based toner. The application of this printing process enables higher picture quality and is environmentally friendly. Ricoh’s PPCs/MFPs are designed to provide information technology support for all types of office environments by delivering enhanced basic features (i.e., reduction, enlargements), simpler operation, reduced paper consumption through electronic storage, and better connectivity with document distribution and storage systems. Ricoh also manufactures a wide range of laser printers that print in monochrome or color and in a variety of print speeds, are able to connect to a network and are multifunctional in that they have scanning, faxing and copying capabilities as well as advanced finishing capabilities. GELJET printers utilize “GELJET technology” developed by Ricoh, which enables ultra-fine particle pigment dispersion to produce higher image qualities. All GELJET printers are color printers. Digital duplicators are economical versions of production printing products, although the print speed per minute is not as high as production printing products. Digital duplicators are tailored toward customers who may need large numbers of prints quickly but do not wish to invest in production printing products. Ricoh’s digital duplicators offer a variety of features and publishing conveniences, including color capabilities and computer connectivity.

In response to customer demand, Ricoh continues to be focused in recent years on designing a wide-range of products that enhance productivity, have improved security features, and are user and environmentally friendly.

For example, during fiscal year 2013, Ricoh released the MP 9002/7502/6002/6002GP series as part of its monochrome MFP product lineup. These products are manufactured using electric furnace steel sheets that are made of 100% steel scrap. The use of scrap materials has reduced the consumption of new resources in Ricoh’s office equipment. In addition, during fiscal year 2013, Ricoh introduced a full line-up of reconditioned multifunction products, which are comprised of the MP C4000RC SRF/MP C2800RC SRF for color printing and the MP 7501RC/6001RC/5000RC/4000RC/3350RC/2550RC series for monochrome printing. These products are manufactured using mainly reusable parts and have contributed to the reduction of CO2 levels during the manufacturing process.

With respect to printers, Ricoh introduced a complete new lineup of products, which are the SP C831/C831M/C830/C731/C731M/C730/C730M/C730L for color printers and the SP 8300/8300M for monochrome printers. These products are equipped with a user friendly 4.3 inch full color LCD touch panel, which improved visibility and operability. Furthermore, by enabling a connection to the cloud environment, features on these printers, such as printing from mobile devices, have become easier to use. Ricoh also introduced GELJET SG 7100 printer and the multi-function GELJET SG 3100SF printer during fiscal year 2013, both of which are compact models. These models combine high-quality color images, fast print speeds and double-sided printing capabilities of a laser printer while using inkjet technology. Its fast-drying, waterproof viscous inks allow users to reduce full-color printing and copying costs without compromising quality.

The market for projectors is experiencing greater competition as demand increases and technological advancements are made. Ricoh believes that its extensive knowledge in optical system technologies and processing techniques, which it uses in its existing businesses and has acquired over the years, as well as new R&D activity for projectors that it is undertaking will enable it to introduce innovative products that will meet customer demands. During fiscal year 2013, Ricoh developed and introduced six new projection systems (twelve models), including the desk edge / short throw projectors PJ WX3340N and PJ WX4240N.

With respect to video conference systems, faster and inexpensive IP networks are enabling seamless interaction between diverse forms of information and using various communication methods and devices. The unified communication systems (“UCS”) business, which is a business that integrates video, voice and various other forms of information to achieve efficient communication, offers solutions in line with this communication evolution, and serves to enhance the efficiency and improve the productivity of customers’ business while saving costs. In light of such environment, Ricoh has entered into the UCS business. Ricoh offers systems and cloud services which unify various data such as video, voice, documents, text and handwritten input, thereby enabling communication “anytime, anywhere, with anyone.”

In addition, in Japan as well as the overseas market, Ricoh continues to expand its managed document services (“MDS”). Historically, Ricoh has grown its business by inventing and selling new products. While Ricoh remains committed to providing innovative hardware and software products, Ricoh believes that its MDS can provide customers added-values and has been expanding the scope of such services since its acquisition of IKON in fiscal year 2009. The objective of Ricoh’s MDS is to provide customers with a competitive advantage over its competitors, decrease costs, improve efficiencies and strengthen data security protection.

Ricoh believes that customers’ needs are changing and its MDS business is able to address such changing needs. Unlike before, customers appear to be less willing to pay for hardware and software which they must manage and optimize themselves. Rather, customers appear to be seeking a consultative partner that provides not only innovative products but also solutions that enable customers to pay only for what they actually use, which may change quickly based on changes in their business environment and the markets they serve. Based on Ricoh’s experience, customers also appear to be looking to outsource non-core business functions to third-party partners who are willing to invest, collaborate and work with them.

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

(2) Production Printing

For fiscal year 2013, the Production Printing product category accounted for 7.6% of Ricoh’s net sales. Production printing products are high-speed laser printers designed to be used as a central printing device to satisfy customers’ needs to print-on-demand and print large volumes. Products in this product category include cut sheet printer, continuous feed printer, related parts and supplies, services, support and software.

The recent expansion of new communication tools such as web portals and tablets has triggered a transfer of information from printed media such as magazines to electronic media, and this is gradually beginning to have an impact on the commercial printing market, a market that is mostly dependent on offset printing methods. On the other hand, innovation (high speed, high definition and high reliability) in printing technologies (primarily laser and inkjet technologies) has made it possible to print in limited quantities on an as-needed basis, even in small lots, thereby decreasing costs. It has also become possible for Ricoh’s production printing products to adapt to a wide variety of highly attractive ideas for printing, thereby meeting the diverse needs of customers who require printing services. In the commercial printing sector, therefore, in addition to conventional offset printing, Ricoh offers customers a wider variety of services such as print-on-demand (POD), variable printing and web-to-print. It is now also possible for companies to produce a variety of printed materials in-house that previously were not possible to produce, all at a higher speed and lower cost. For these reasons, the demand for production printing has been increasing in the printing market.

During fiscal year 2012, Ricoh developed and introduced the RICOH Pro C751EX/C651EX for its production printing customers. The RICOH Pro C751EX/C651EX is a color laser printer with a high print speed of 75/65 pages per minute for both monochrome and color printing on A4-sized paper. In addition, these laser printers (1) can produce high quality images with a print resolution of 1,200 dpi x 4,800 dpi by using technology unique to Ricoh and its oil-free polymerized PxP toners, (2) can maintain high productivity by functioning stably for long hours with optional parts that replace paper and toner bottles without interruptions, and supply a maximum of 7,700 sheets of paper, (3) are highly versatile machines being capable of printing on different weighted paper that ranges from 52.3g to 300g/m2 and different sized paper ranging from postcard-sized paper to paper measuring 13 x 19.2 inches, (4) offer a variety of finishing options, including an in-line paper booklet maker and trimmer which can assist customers automate their printing jobs, and (5) have large LCD color display operating panels enabling easy and comfortable operation by customers.

(3) Network System Solutions

For fiscal year 2013, the Network System Solutions product category accounted for 10.8% of Ricoh’s net sales. The primary function of products in this category is to assist customers in establishing a networked environment and provide customized printing solutions that satisfy customers’ individual needs. The principal products in the Network System Solutions product category include personal computers and servers, network systems, application software, and related services and support such as document outsourcing services.

Ricoh is focused on providing solutions to customers to optimize their office environment. The solutions products that Ricoh offers in this product category are generally comprised of three key components: (1) hardware, (2) software and (3) support and services. By identifying and utilizing the most appropriate hardware and software to address customers’ needs, and supplementing such products with a comprehensive support and service team (such as a 24-hour IT monitoring center, and an expert team of hardware and software engineers), Ricoh strives to assist its customers in creating a working environment that is more efficient.

Industrial Products

The Industrial Products operating segment consists of products that are used in the industrial sector. For fiscal year 2013, this segment accounted for 4.8% of Ricoh’s net sales. Principal products in this segment include thermal media, optical equipment, semiconductor devices, electronic components and rewritable printing technology.

Through technological enhancements in its thermal media business, Ricoh has been able to expand its business from the production of thermal paper for use in facsimiles to a variety of business areas, including the production of POS sheets, logistics management sheets (such as dispatch labels), reward cards, identification cards, medical films, food labels, industrial use labels, amusement tags and tickets, pharmaceutical labels and thermal rewritable films that utilize thermo-chromic printing technology that can be used to erase and update text and graphics up to 500 times. Ricoh is continuing to take steps to increase its presence in this business, especially in the emerging markets. In order to gain a foothold in these markets, Ricoh has established a subsidiary in India.

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

Ricoh’s rewritable printing technology enables printed images to be rewritten multiple times by using a technology that controls coloring and discoloring reactions on thermal media. Application of this technology to rewritable cards and rewritable papers is set to expand. Rewritable printing technology was first practically applied in loyalty cards, patient registration cards, commuter passes, and other rewritable cards. Now, the convenience of these cards has greatly increased in light of the ability to view digital information recorded on the magnetic recording strips on the back of these cards. The technology has subsequently been applied to rewritable sheets, making it possible to sharply reduce the use of printed paper at factories and other sites, and to rewritable hybrid media (“RHM”), which is a new information media incorporated into distribution and production management systems in combination with RF tags. Ricoh’s rewritable technology has been commercialized as RECO-View RF tags, and its use is increasing.

Additionally, Ricoh has continued its development of advanced devices, modules and materials based on its core optical and thermal technology. In light of such development efforts, in fiscal year 2013, Ricoh introduced a re-writable hybrid media that allows for images made chemically to appear or disappear through the controlled application of heat. Furthermore, Ricoh has introduced a line-up of five Factory Automation (FA) cameras and fourteen lenses that can be used in manufacturing lines for inspection, pattern matching, and alignment. These products have contributed to the increased productivity and reduction of costs in Ricoh’s customers’ manufacturing facilities.

Other

The Other operating segment, which accounted for 7.7% of Ricoh’s net sales for fiscal year 2013, includes digital cameras, financing and logistics services.

Ricoh is one of the pioneers in commercializing digital cameras, which have tremendous potential as “image capturing devices.” As digital cameras may be used in a variety of ways to capture and input images, Ricoh expects that the digital camera market will continue to grow in the future. To further expand its digital camera business, Ricoh acquired the PENTAX imaging systems business from HOYA Corporation in October 2011. With this acquisition, Ricoh currently offers a full lineup of digital cameras from compact cameras to top of the line single lens reflex (“SLR”) cameras. Ricoh continued to strengthen its product lineup in fiscal year 2013 with the introduction of “PENTAX Q10,” a digital compact interchangeable lens SLR camera, and “PENTAX K-5 II” a top of the line K series camera.

The “PENTAX Q10” is one of the world’s smallest and lightest digital camera with an interchangeable lens system. PENTAX Q10 provides exceptional image quality with its improved 12.4 megapixels 1/2.3 inch backlit CMOS image sensor, which is a highly efficient light-gathering instrument designed specifically to produce very low noise at high levels of sensitivity. In addition, the sensor-shift shake reduction system with integrated DRII dust reduction allows users to capture stabilized, blur and dust free images even in low lighting environments. The PENTAX Q10 accepts the PENTAX Q-mount lens system for convenient interchangeability with a variety of specialty Q lenses. The PENTAX Q10 is made-to-order and is available in 100 different color combinations.

The “PENTAX K-5 II” is equipped with a high resolution sensor, highly advanced autofocus system and accurate shake reduction system. The large 16.3 megapixel CMOS sensor on this camera delivers high resolution image quality, color accuracy and low noise in multiple aspect ratios. The 11 point SAFOX X autofocus system offers the widest EV focus range in its class and is ideal for focusing in low conditions, as low as -3EV. The PENTAX body-based shake reduction stabilization system is compatible with every PENTAX lens ever made. The fully weather sealed cold-proof design can function in various natural settings, such as water, fog, snow, sand and dust, as well as in the studio.

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

GROUP VISION AND MANAGEMENT PLANS

(1) Basic Management Policy

Ricoh Group aims “To be the most trusted brand with irresistible appeal in the global market.”, and makes its missions “to be committed to providing excellence to improve the quality of living” and “to save the precious earth and fulfill its responsibilities for creating sustainable society”.

To these ends, Ricoh is providing innovative products and services to all customers who handle information at work in offices and in their lives out of the office, based on the Ricoh brand benefits of “Harmonize with the environment”, “Simplify your life and work”, and “Support knowledge management”. Also, Ricoh aims to earn greater trust by continuing to contribute to the improvement of customers’ productivity and knowledge creation in aiming to continue growing in the future.

(2) Medium and Long Term Management Strategy

The business environment surrounding the Ricoh Group has drastically changed in the past several years and Ricoh is currently at a turning point with respect to its core Imaging & Solutions business.

In developed countries, demands for copiers and multi-function equipment have become stagnant. More information is processed in the office environment than ever before; however, the increase in the information communicated is handled more through the internet by devices such as smart phones and tablet PCs. This trend has increased the variations in the way we print. Furthermore, amid heightened cost consciousness since the world financial crisis, combined with the development of cloud computing, the values sought by customers are shifting towards an emphasis on “owning products” in addition to “using services”. It is becoming increasingly difficult to respond adequately to customer demands through product function and price alone.

Ricoh has launched the 17th Mid-Term Management Plan that runs from April 2011 to March 2014, which defines “business creation and integration” and “establishment of highly efficient management” as its two basic strategies to adapt to these changes.

For “business creation and integration”, aiming for “regeneration”, Ricoh is implementing measures to reinforce the earning power through core businesses, to create new profit models in current core businesses and to accelerate development for new growth businesses.

With regard to the “establishment of highly efficient management”, Ricoh is reconstructing its corporate systems in order to build an organization that can maintain accelerated business growth while properly responding to any changes in the business environment. More specifically, Ricoh will strive to realize a corporate culture that encourages the accelerated implementation of growth strategies that seek to achieve in-depth restructuring as part of the Corporate Restructuring and Growth Program (“CRGP”), which Ricoh started in fiscal year 2009. Ricoh intends to achieve this restructuring by (1) streamlining its sales systems, (2) reviewing non-profitable businesses and deciding either to support and turn around such businesses or withdraw from such businesses, (3) integrating production sites and shifting resources to growth areas, (4) encouraging operational re-engineering, such as re-engineering its business processes, streamlining redundant operations and reorganizing headquarter functions, (5) relocating approximately 15,000 personnel to new growth areas and reducing personnel headcount by approximately 10,000 persons, (6) reducing purchase costs by centralizing purchase functions and aggregating purchase orders and (7) reviewing its development processes (such as the “create without making” process, which means to develop products without incurring costs arising from test models) and strengthening its support for low cost development. In addition, as part of the 17th MTP and to invest in its future growth, Ricoh intends to (1) make capital investments of approximately ¥250.0 billion during fiscal years 2012 to 2014, (2) maintain R&D expenses at 5-6% of net sales (which it intends to use to expand into new business areas and streamline existing business areas while also engaging in product development for the emerging markets) and (3) expand its business infrastructure in new areas and growth areas (which it intends to accomplish by reallocating resources and implementing strategic investments into new business areas).

To improve the allocation of human resources, Ricoh spent ¥16.6 billion during fiscal year 2013, and plans to spend ¥10.0 billion during fiscal year 2014. Ricoh is starting to see the benefits of its restructuring efforts and aims to achieve ¥66.0 billion of cost savings through these restructuring efforts by the end of fiscal year 2014.

In order to achieve stable performance and build a robust management structure for further growth under the current economic environment, Ricoh has implemented various restructuring initiatives, which include reducing expenses, streamlining overlapping operations and relocating personnel to growth areas, as well as an exhaustive review of all operations. Furthermore, to enhance the global competitiveness of its engineering and manufacturing functions, Ricoh reorganized parts of its engineering and manufacturing resources relating to imaging products at production related companies and some portion of those same resources of Ricoh in Japan, and integrated them into Ricoh Technologies Company Ltd. and Ricoh Industry Company Ltd. on April 1, 2013.

Furthermore, Ricoh has not only taken various steps to cope with the worldwide financial meltdown, the Thailand flooding, the catastrophic earthquake and tsunami in Japan and huge shift in ICT business, but has also implemented various initiatives to build a strong and stable management structure. This coming fiscal year 2014 will be an important year for the Ricoh Group in developing a market for further growth. To achieve this growth, Ricoh set forth and has implemented the following four core action plans during fiscal year 2013.

A. Reinforce the earning power through its core businesses

With respect to its core business in the Office Imaging product category, Ricoh will continue to win over competition and increase market share by improving the features of its products at competitive prices, along with providing quicker innovative solutions to its customers. Furthermore, by increasing the efficiency of its development, manufacturing and sales operations, Ricoh will aim to increase its profitability.

Additionally, in the emerging markets which continue to grow, Ricoh intends to increase its profits through the expansion of its sales channels as well as increasing its sales through the various IT services companies it has acquired over the past several years. Furthermore, Ricoh aims to develop products and services based on the features and prices demanded by customers in the respective markets. In addition to China and India, Ricoh will continue to establish its presence in markets or countries in which it expects strong growth.

With respect to the Production Printing product category, Ricoh will continue to enhance its product lineup. Ricoh expects an increase in revenue from the increased print volume achieved from the sale of these products. Furthermore, Ricoh will strengthen its solutions offering in areas such as commercial printing to provide solutions to new customers.

B. Create new profit models in its current core businesses

Ricoh aims to constantly be in search of solutions for a wider range of issues surrounding its customers so that it can establish an additional growth model to its existing multi-function and printer business. Ricoh intends to further enhance its MDS and IT services. Ricoh also intends to strengthen its solutions product offerings that enhance communications such as its projection system, video conference system and its interactive whiteboard solution. Additionally, by providing improved connectivity of its multi-functional products and printers to smart phones and tablet PCs, Ricoh aims to offer more innovative work style solutions to its customers.

C. Accelerate development for new growth businesses

For Ricoh to take advantage of new business opportunities, Ricoh will continue to provide the market with innovative optical, image processing and environmental technology solutions. Especially in the area of optical systems in the Industrial Products operating segment, Ricoh intends to enhance its applied technology to develop and market new devices and modules. Furthermore, for its Other operating segment, especially surrounding its digital SLR cameras, Ricoh will continue to strengthen its products and sales network to solidify its presence in this market. Moreover, to maintain long-term growth, Ricoh intends to continue improving and strengthening its process of identifying and capitalizing on profitable business opportunities.

D. Improve resource efficiency

Ricoh intends to increase overall business efficiency so that it can maximize the value of its products and services that is generated through resources that it utilized. Ricoh intends to continue placing an effort on establishing a corporate culture that will value employees in all areas (development, manufacturing, sales, headquarters, etc.) whose common goal would be to work to earn an even greater level of trust and confidence from customers and be viewed as a reliable partner.

For corporations to be sustainable, Ricoh believes that they must contribute to the welfare of mankind, the development of society and the conservation of earth’s environment. To continue to grow and to be respected in society, Ricoh aims to continue enhancing its corporate value with respect to the society, the environment and the economy. For example, as part of these efforts, in April 2012 Ricoh introduced a new global brand tagline “imagine. change.” to express the concept that collective imagination can pave the way for change into the future.

With this new global brand tagline, Ricoh will continue its efforts to be innovative so that it can remain one step ahead of its customers’ expectations and remain their most valued and trusted business partner.

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

Outside of Japan, Ricoh has organized its marketing and sales channels to accommodate its four operating regions: (1) the Americas, (2) Europe, Middle East and Africa, (3) Asia and Oceania and (4) China. One of Ricoh’s strategies in expanding its overseas marketing and sales channels has been to acquire office equipment sales companies in various locations around the world through which it can sell its products. Accordingly, in addition to selling Ricoh brand name products through its overseas sales subsidiaries, affiliates and independent dealers (similar to the marketing and sales channels used for the distribution of products in Japan), Ricoh also sells its products through the following two marketing and sales channels in the overseas market: (1) sales of products under brand names that Ricoh purchased through acquisitions (i.e., the “Savin” brand, the “Lanier” brand and the “Infotec” brand) and (2) sales of Ricoh’s products by other companies under their brand names where Ricoh is the original equipment manufacturer (“OEM”). Savin and Lanier were originally Ricoh’s OEM distributors prior to their acquisition.

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

In Japan, repair and maintenance services are generally provided by Ricoh’s service specialists. Ricoh’s service network in Japan includes service centers operated by Ricoh and its affiliates and service outlets operated by other companies. The total number of Ricoh’s sales and service personnel in Japan is approximately 19,000. Similar to Japan, Ricoh employees and contracted maintenance providers provide repair and maintenance services to end-user customers in the overseas market who purchase Ricoh products. The total number of Ricoh’s overseas sales and service personnel is approximately 43,900.

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

PRINCIPAL MARKETS

Ricoh distributes its products and competes in the following four geographic areas: (1) Japan, (2) the Americas, (3) Europe, Middle East and Africa and (4) Other. In the aggregate, Ricoh’s sales increased in fiscal year 2013. As noted below, for fiscal year 2013, net sales in Japan, the Americas, Europe Middle East and Africa, and Other as a percentage of total net sales were 45.2%, 25.8%, 21.9% and 7.1%, respectively. The table below breaks down for each geographic area the total net sales amount and percentage of such net sales amount as compared against total net sales for each of the last three fiscal years.

SALES BY GEOGRAPHIC AREA

	Millions of Yen (except for percentages to net sales) For the Year Ended March 31,
	2011		2012		2013
Japan	¥875,819	45.1%	¥886,425	46.6%	¥870,397	45.2%
The Americas	520,000	26.8	468,728	24.6	496,605	25.8
Europe, Middle East and Africa	428,519	22.1	421,373	22.1	421,740	21.9
Other	116,998	6.0	126,951	6.7	135,755	7.1

Total	¥1,941,336	100.0%	¥1,903,477	100.0%	¥1,924,497	100.0%

Note:

(1)	Sales amounts set forth in the above table are based on the location of the purchaser (external customer) of the product. For example, if the product is manufactured in Japan and sold to an external customer located in the United States, such sale would be recorded as a sale in the Americas.
(2)	The Middle East and Africa were reclassified from the Other geographic area into the Europe geographic area in this fiscal year 2013. Figures for the prior fiscal years set forth in the above table have been reclassified to reflect such changes.

(1) Japan

The Japanese economy showed signs of gradual recovery in light of the recovery and restoration of the areas affected by the Great East Japan Earthquake. In light of such condition, demand for office equipment increased. While expectations arising from the economic recovery plans introduced by the Japanese prime minister’s new cabinet and the monetary easing measures introduced by the Bank of Japan helped to weaken the Yen and increase stock prices at the end of fiscal year 2013, the overall economic outlook still remained unpredictable.

Under such conditions, sales in the Imaging & Solutions operating segment derived from external customers located in Japan decreased by 2.2% as compared to fiscal year 2012, due primarily to the slowdown in after-sales revenue.

In the Industrial Products operating segment, sales of semiconductor devices and electronic components decreased as compared to fiscal year 2012. As a result, sales in the Industrial Products operating segment decreased by 16.5% as compared to the previous fiscal year.

Sales in the Other operating segment increased compared to fiscal year 2012 due primarily to a full fiscal year’s worth of sales being reflected from Pentax Ricoh Imaging Co., Ltd., which was established through an acquisition in October 2011, as opposed to only six months’ worth of sales.

(2) The Americas

In the Americas, economic conditions remained unpredictable despite the gradual recovery in individual consumption and capital investments. Despite such uncertain economic conditions, the weakening of the Yen against the U.S. Dollar towards the end of fiscal year 2013 contributed to the increase in overall sales by 5.9% as compared to the previous fiscal year.

(3) Europe, Middle East and Africa

Economic conditions remained uncertain in Europe, Middle East and Africa due to the prolonged European debt crisis. While the Yen showed signs of weakness against the Euro towards the end of the fiscal year, the Yen remained strong against the Euro during most of the fiscal year. Under such conditions, the sales in Europe, Middle East and Africa increased by 0.1% as compared to the previous fiscal year.

(4) Other

The Other geographic area includes China, South East Asia and Oceania. Although sales in this geographic area, including China and India, increased in fiscal year 2013, there have been indications of a slowdown in economic growth in these two countries as well as the rest of the markets in this geographic area. Ricoh recorded increased sales in this geographic area by 6.9% as compared to fiscal year 2012 due primarily to continuing sales efforts made by its sales force.

COMPETITION

The office equipment industry in which Ricoh primarily competes remains highly competitive and Ricoh continues to encounter intense competition in its Imaging & Solutions operating segment. Furthermore, competition in each of the product categories in the Imaging & Solutions operating segment is expected to increase in the future as Ricoh’s competitors enhance and expand their product and service offerings. For example, in response to the trend in the office equipment market towards more price competitive multifunction products that can handle up to A4-sized paper, especially in the emerging markets, Ricoh’s competitors have introduced a wide range of monochrome and color products that can handle up to A4-sized paper, thereby increasing the level of competition in these products. This increase in competition may result in price reductions and decreases in profitability as well as market share in these products. Ricoh seeks to prevail over the intense competition in the office equipment market by providing customers with equipment that optimizes the TCO of such equipment and enhancing office productivity and efficiency. However, Ricoh cannot provide assurance that it will be able to compete successfully against existing or future competitors. Moreover, Ricoh may face competition from some of its current customers and companies with which Ricoh has strategic business relationships.

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

SEASONALITY

Sales in the Imaging & Solutions operating segment generally increase in March of each year, which is the end of the fiscal year for most Japanese companies. This is due to the increase in demand for these products as many Japanese companies and government entities try to expend their allotted capital expenditure budget for the fiscal year. However, the effect of this seasonality on a consolidated basis has customarily been minimal. For example, sales generated during the month of March due to this seasonality accounted for 11.1% of Ricoh’s sales in Japan for fiscal year 2013. However, the effect of this seasonality on a consolidated basis was minimal for fiscal year 2013, as only 5.0% of Ricoh’s total consolidated sales for fiscal year 2013 were generated from sales in Japan during the month of March.

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

GOVERNMENT REGULATIONS

Ricoh’s business activities are subject to various government regulations in the various countries in which it operates, including regulations relating to business and investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls and recycling requirements. Ricoh is also subject to environmental regulations in the jurisdictions in which it operates, particularly those jurisdictions in which it has manufacturing, research or similar operations. These regulations govern, among other things, energy conservation, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, product recycling, and soil and ground-water contamination. These regulations are imposed by the environmental regulatory agencies in the jurisdictions in which Ricoh conducts its operations. For example, in the United States these agencies are the United States Environmental Protection Agency and the State environmental regulatory agencies in the jurisdictions in which Ricoh conducts operations.

The products sold by Ricoh are increasingly subject to a variety of environment-related requirements in the markets in which it operates that restrict or prohibit the types of substance that are used or present in the products, require manufacturers and distributors to “take back” and either dispose of or recycle products at the end of their useful life, and require or encourage increased energy efficiency. These product-related requirements are frequently accompanied by labeling requirements intended to inform customers about the presence or absence of certain substances in products, or provide information about the recyclability of the products. These requirements affect Ricoh’s global supply chain, since supplied components must meet the applicable requirements in order for Ricoh’s products to be in compliance. For example, environmental regulations which may affect Ricoh’s businesses in the European Union include (but are not limited to) the European Union Directive on Waste Electrical and Electronic Equipment (the “WEEE Directive”), the European Union Directive on the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the “RoHS Directive”), the European Union Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals (the “REACH Regulation”) and the European Union Directive on Energy-related Products (the “ErP Directive”). Beginning in August 2005, the WEEE Directive, as enacted by individual European Union countries, made manufacturers or importers of electrical and electronic equipment in the European Union financially responsible for the collection, recycling, treatment, recovery and legitimate disposal of collected waste electrical and electronic equipment. The RoHS Directive prohibits the presence of more than specific concentrations of lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE) in electrical and electronic equipment that is to be sold in the European Union market from July 2006. The REACH Regulation entered into force in June 2007 and, among other things, requires the registration of chemical substances manufactured or used in products that are sold in the European Union. This regulation covers almost all forms of chemicals, and also imposes some requirements on “articles” (as defined in the REACH Regulation) manufactured in or imported into the European Union. The ErP Directive sets forth a framework for establishing eco-design requirements for energy-related products by systematically integrating environmental aspects at early stages of the product design. One of the important goals of the ErP Directive is to improve the overall environmental performance of products throughout their life-cycle. A variety of similar product-related environmental requirements have been or are expected to be enacted in other regions where Ricoh operates, including in the United States (including requirements established by individual States), Canada, South America and Asia. The scope of these requirements, including the types of equipment and substances covered and the nature and severity of the restrictions or prohibitions imposed, may expand as legislatures and regulators in the markets in which Ricoh operates review and amend these requirements.

While Ricoh’s businesses may be affected by various government regulations, Ricoh currently operates, and expects to continue operating, its business without significant difficulty in complying with applicable government regulations.

C. Organizational Structure

As of March 31, 2013, the Ricoh group includes the Company, 220 subsidiaries and seven affiliates located worldwide. In addition, starting from fiscal year 2011, Variable Interest Entities (“VIE”) have been consolidated into Ricoh. See Note [2] (b) and Note [4] to the Consolidated Financial Statements for additional information.

The Company is the parent of the Ricoh group. The Company heads the R&D activities of Ricoh products with assistance from its subsidiaries. The Company and its subsidiaries and affiliates maintain an integrated domestic and international manufacturing and distribution structure.

The following is a list of the principal subsidiaries of the Company as of March 31, 2013. None of the Company’s seven affiliates are considered material affiliates of Ricoh.

Company Name	Country of Formation	Proportion of Ownership Interest	Main Businesses
(Subsidiaries)
Ricoh Optical Industries Co., Ltd.	Japan	100.0	Manufacturing optical equipment
Hasama Ricoh, Inc.	Japan	100.0	Manufacturing parts for office equipment
Tohoku Ricoh Co., Ltd.	Japan	100.0	Manufacturing office equipment
Ricoh Printing Systems, Ltd.	Japan	100.0	Manufacturing and sale of office equipment
Ricoh Elemex Corporation	Japan	100.0	Manufacturing and sales of office equipment
Ricoh Microelectronics Co., Ltd.	Japan	100.0	Manufacturing parts for office equipment
Ricoh Japan Corporation	Japan	100.0	Sale of office equipment
Ricoh Technosystems Co., Ltd.	Japan	100.0	Maintenance, service and sale of office equipment
Ricoh IT Solutions Co., Ltd.	Japan	100.0	Development and construction of network system
Ricoh Logistics System Co., Ltd.	Japan	100.0	Logistics services and custom clearances
Ricoh Leasing Co., Ltd.	Japan	51.1	General leasing
Ricoh Creative Service Co., Ltd.	Japan	100.0	Management of group facility, advertisement and printing

Company Name	Country of Formation	Proportion of Ownership Interest	Main Businesses
Pentax Ricoh Imaging Co., Ltd.	Japan	100.0	Manufacturing and sale of digital camera
Ricoh Electronics, Inc.	U.S.A.	100.0	Manufacturing office equipment and related supplies
Ricoh UK Products Ltd.	U.K.	100.0	Manufacturing office equipment
Ricoh Industrie France S.A.S.	France	100.0	Manufacturing office equipment and related supplies
Ricoh Asia Industry (Shenzhen) Ltd.	China	100.0	Manufacturing office equipment and related supplies
Shanghai Ricoh Digital Equipment Co., Ltd.	China	100.0	Manufacturing and sale of office equipment
Ricoh Components Asia (Hong Kong) Co., Ltd.	Hong Kong, China	100.0	Sale of parts for office equipment
Ricoh Components & Products (Shenzhen) Co., Ltd.	China	100.0	Manufacturing parts for office equipment
Ricoh Manufacturing (Thailand) Ltd.	Thailand	100.0	Manufacturing office equipment
Pentax Ricoh Imaging Products (Philippines) Corporation	Philippines	100.0	Manufacturing digital camera
Ricoh Americas Holdings, Inc.	U.S.A.	100.0	Holding company in the U.S.A.
Ricoh Americas Corporation	U.S.A.	100.0	Sale of office equipment
Ricoh Canada Inc.	Canada	100.0	Sale of office equipment
Ricoh USA, Inc.	U.S.A.	100.0	Sale of office equipment
Ricoh Printing Systems America, Inc.	U.S.A.	100.0	Manufacturing and sales of office equipment
Ricoh Production Print Solutions, LLC	U.S.A.	100.0	Sale of office equipment
Pentax Ricoh Imaging Americas Corporation	U.S.A.	100.0	Sale of digital camera
Ricoh Europe Holdings PLC	U.K.	100.0	Holding company in Europe
Ricoh UK Ltd.	U.K.	100.0	Sale of office equipment
Ricoh Deutschland GmbH	Germany	100.0	Sale of office equipment
Ricoh France S.A.S	France	100.0	Sale of office equipment
Ricoh Italia S.R.L.	Italy	100.0	Sale of office equipment
Ricoh Espana S.L.U.	Spain	100.0	Sale of office equipment
Ricoh Belgium N.V.	Belgium	100.0	Sale of office equipment
Ricoh Nederland B.V.	Netherlands	100.0	Sale of office equipment
Ricoh Europe SCM B.V.	Netherlands	100.0	Sale of office equipment
Ricoh Schweiz AG	Switzerland	100.0	Sale of office equipment
Ricoh Sverige AB.	Sweden	100.0	Sale of office equipment
Pentax Ricoh Imaging France S.A.S.	France	100.0	Sale of digital camera
Ricoh Finance Nederland B.V.	Netherlands	100.0	Corporate finance
Ricoh China Co., Ltd.	China	100.0	Sale of office equipment
Ricoh Hong Kong Ltd.	Hong Kong, China	100.0	Sale of office equipment

Company Name	Country of Formation	Proportion of Ownership Interest	Main Businesses
Ricoh Asia Industry Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh Asia Pacific Pte Ltd	Singapore	100.0	Sale of office equipment
Ricoh Asia Pacific Operations Ltd.	Hong Kong, China	100.0	Sale of office equipment
Ricoh Thailand Ltd.	Thailand	100.0	Sale of office equipment
Ricoh India Ltd.	India	73.6	Sale of office equipment
Ricoh Australia Pty, Ltd.	Australia	100.0	Sale of office equipment
And 170 other subsidiaries
(Affiliates)
7 affiliates (none of which are material affiliates)

Notes:

(1)	Proportion of ownership interest includes indirect ownership.
(2)	Ricoh Leasing Co., Ltd. is the only subsidiary of the Company that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.
(3)	Tohoku Ricoh Co., Ltd. and Ricoh Printing Systems, Ltd. were acquired by Ricoh Industry Co., Ltd. as of April 1, 2013.

D. Property, Plant and Equipment

Ricoh manufactures its products primarily in fourteen plants in Japan and eleven plants overseas. Ricoh owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. None of these leased land and floor spaces have major encumbrances on them. None of Ricoh’s plants are subject to any material environmental issues that may affect the extent to which Ricoh is able to utilize such plants. The following table gives certain information as of March 31, 2013 regarding the Company’s and its subsidiaries’ principal manufacturing and other facilities. With the exceptions of GR Advanced Materials Ltd., the manufacturing and other facilities listed below have floor space exceeding 10,000 square meters.

Name (Location)	Floor space	Principal activities and products manufactured
	(in thousands of square meters)
Japan:
Ricoh Company, Ltd.
Ohmori Plant (Tokyo)	54	Parts relating to copiers
Atsugi Plant (Kanagawa)	73	Office equipment and other products
Numazu Plant (Shizuoka)	105	Paper and toner
Ikeda Plant (Osaka)	27	Electronic devices
Fukui Plant (Fukui)	34	Papers and toner
Yashiro Plant (Hyogo)	34	Electronic devices
Ricoh Technology Center (Kanagawa)	127	R&D
Head Office (Tokyo)	21	Head office and marketing of office equipment
Research & Development Center (Kanagawa)	17	R&D
System Center (Tokyo)	10	Information system center, marketing of office equipment and other business
Ginza Office (Tokyo)	11	Marketing of office equipment and other business
Shin-Yokohama office (Kanagawa)	40	Marketing of office equipment, other business and related services
Katsuta office (Ibaraki)	54	R&D of production printing products
Subsidiaries:
Ricoh Optical Industries Co., Ltd. (Iwate)	23	Optical equipment
Tohoku Ricoh Co., Ltd. (Miyagi)	64	Office equipment, toner and parts relating to copiers and duplicators
Hasama Ricoh, Inc. (Miyagi)	14	Parts relating to copiers and data processing equipment

Name (Location)	Floor space	Principal activities and products manufactured
	(in thousands of square meters)
Ricoh Unitechno Co., Ltd. (Saitama)	20	Office equipment
Ricoh Elemex Corporation. (Aichi)	45	Office equipment and measuring equipment
Ricoh Microelectronics Co., Ltd. (Tottori)	12	Printed circuit boards and electronic components
Ricoh Keiki Co., Ltd. (Saga)	10	Printed circuit boards and parts relating to copiers
Ricoh Printing Systems, Ltd. (Ibaraki)	54	Printers and production printing products
Overseas:
Ricoh Electronics, Inc. (Irvine, Santa Ana and Tustin, California and Lawrenceville, Georgia, U.S.A.)	123	Copiers, parts relating to copiers, toner and thermal paper
Ricoh UK Products Ltd. (Telford, United Kingdom)	36	Copiers, parts relating to copiers and toner
Ricoh Industries France S.A.S. (Colmar, France)	49	Copiers, parts relating to copiers and thermal paper
Ricoh Asia Industry (Shenzhen) Ltd. (Shenzhen, China)	42	Copiers, parts relating to copiers, and toner
Ricoh Components & Products (Shenzhen) Ltd. (Shenzhen, China)	54	Printed circuit boards and electronic components
Ricoh Thermal Media (Wuxi) Co., Ltd. (Shenzhen, China)	24	Direct thermal paper and thermal transfer ribbon
Shanghai Ricoh Digital Equipment Co., Ltd. (Shanghai, China)	32	Copiers, facsimile equipment and parts relating to copiers
Ricoh Manufacturing (Thailand) Ltd. (Rayong, Thailand)	38	Printers and parts relating to printers
GR Advanced Materials Ltd. (Scotland, United Kingdom)	8	Supplies relating to duplicators

Name (Location)	Floor space	Principal activities and products manufactured
	(in thousands of square meters)
Pentax Ricoh Imaging Products (Philippines) Corporation (Cebu, Philippines)	16	Digital camera equipment
Pentax Ricoh Imaging Products (Vietnam) Corporation (Hanoi, Vietnam)	17	Optical equipment

Note:

(1)	Apart from above, Ricoh owns the Gotenba plant which is currently in idle (having floor space of 70 thousand square meters).

Ricoh considers its manufacturing facilities to be well maintained and believes its plant capacity is adequate for its current needs, though successive investments in manufacturing facilities are being considered for its long-term success.

Item 4.A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

Ricoh is engaged primarily in the development, manufacturing, sales and servicing of office automation equipment, such as PPCs/MFPs, laser printers, GELJET printers, production printing products, digital duplicators and facsimile machines, as well as semiconductor devices, digital cameras and thermal media products. Ricoh supports its office automation equipment business by offering customers various “solution” systems that work with personal computers and servers, network systems, application software and related product support and after-sales services to assist customers in fully utilizing the Ricoh products that they purchase. Ricoh’s product support services include assisting customers in setting up their information technology environment or network. More recently, Ricoh has further expanded its businesses to manufacture and sell products such as projectors, video conference systems, thermo-sensitive media devices (such as re-writable thermal media devices) and interactive digital whiteboard solutions.

Ricoh distributes its products and competes in the following four geographic areas: (1) Japan, (2) the Americas, (3) Europe, Middle East and Africa and (4) Other, which includes China, Southeast Asia and Oceania. For additional information on Ricoh’s business, see Item 4.B. Information on the Company – Business Overview.

Because of the global nature of Ricoh’s operations, Ricoh’s results of operations and financial conditions are affected both by economic and political developments in Japan and the rest of the world, as well as by demand and competition in its lines of business. Furthermore, competition in the businesses Ricoh operates has increased significantly and is likely to continue increasing in the future. Recent notable trends in the office solutions business include (1) increased demand for lower-priced products such as MFPs that can handle up to A4-sized paper, particularly in emerging countries, (2) increased demand for comprehensive services that reduce the TCO of a product and/or that streamline the overall workflow of the business process (not just the document process), particularly in developed countries, and (3) increased demand for solutions that enable customers to reduce their environmental impact and improve the sustainability of their operations.

Historically, Ricoh’s revenues have been derived mainly from the manufacturing and sale of office automation equipment. In recent years, the key factor to achieve revenue growth has been the expansion of available product lines and areas of services to respond to the increasingly diverse needs of customers. Although the global economic outlook remains unpredictable, Ricoh remains focused on achieving sustained growth to remain competitive. To achieve such growth, Ricoh has striven to broaden its revenue and earnings base by expanding its available product lines and areas of service. More specifically, in light of the recent trends, Ricoh’s strategies include (1) introducing variable product lines such as MFPs, laser printers and production printers with advanced features, (2) expanding its lineup of MFPs that print on A4-sized paper and strengthening its sales structure in emerging countries, (3) expanding and strengthening its global MDS business and IT service business by making capital investments such that the Ricoh group as a whole on a global basis is able to provide such services at a high quality level, (4) expanding its new businesses, such as its projectors and UCS businesses taking into consideration developments in the mobile and cloud communication businesses such that it can propose and create new ways of conducting business, and (5) enhancing offerings of products with environmentally-friendly features such that it can provide customers with the ability to reduce their environmental impact and improve the sustainability of their business operations (which Ricoh refers to as “Total Green Office Solution”). These strategies are all part of Ricoh’s 17th Mid-term Management Plan of “business creation and integration,” which aims for “regeneration” by implementing measures to reinforce earning power through core businesses, creating new profit models in its current core businesses and accelerating the development for new growth businesses.

In addition, Ricoh continues to steadily improve its operational efficiency through cost-cutting measures across its business units, which includes the reduction of production costs and the streamlining of its business structure, as well as supply chain management. As part of its strict cost management policy, Ricoh continues to analyze the cost structure of its products at the design phase to minimize production costs. These are part of Ricoh’s 17th Mid-term Management Plan of “establishment of highly efficient management,” under which Ricoh strives to reconstruct its corporate systems in order to build an organization that can maintain accelerated business growth while properly responding to any changes in the business environment.

While the global economy showed signs of moderate recovery during fiscal year 2013, the situation remained unpredictable. The U.S. economy showed gradual recovery in individual consumption and capital investment; however, the debt crisis in Europe, the slowdown in economic growth in China and the rest of the emerging markets, and the political instability in the Middle East caused uncertainties to remain in the global market. While the Japanese economy showed some signs of a modest recovery during fiscal year 2013, in part due to the economic stimulus measures implemented by the Japanese government, it continued to face challenging conditions as the Japanese Yen appreciated relative to other currencies (such as the U.S. Dollar and the Euro) during most of the fiscal year.

Ricoh’s consolidated net sales for fiscal year 2013 increased by 1.1% to ¥1,924.4 billion from ¥1,903.4 billion for fiscal year 2012, due primarily to the increase in net sales in its Imaging & Solutions operating segment and the Other operating segment. This increase was due mainly to the appreciation of the U.S. Dollar against the Japanese Yen. Net sales would have remained flat when excluding the effects of foreign currency exchange fluctuations. Cost of sales increased by 0.4% for fiscal year 2013. Cost of sales increased at a rate less than the rate at which net sales increased as compared to the previous fiscal year due primarily to the increase in sales of post sales and rentals with low cost of sales ratio. In addition, the group-wide activities to streamline costs has contributed to the decrease in cost of sales. As a result, gross profit increased by 2.1% for fiscal year 2013 as compared to fiscal year 2012, to ¥768.6 billion. Selling, general and administrative expenses decreased by 1.8% as compared to fiscal year 2012, to ¥690.7 billion, due primarily to decreases in costs achieved through Ricoh’s continuing restructuring efforts and efforts to reduce R&D expenses incurred during the development phase of new products. For fiscal year 2013, restructuring charges, which are included in cost of sales and operating expenses in the consolidated statements of operations, decreased by ¥17.5 billion to ¥16.6 billion from ¥34.1 billion for fiscal year 2012. Ricoh continued its restructuring activities in order to enhance its competitiveness and improve its profitability. The fiscal year 2013 restructuring charges of ¥16.6 billion consisted of ¥8.6 billion recorded by the Company and its domestic subsidiaries, and ¥7.9 billion recorded by its overseas subsidiaries. As a result, operating income for fiscal year 2013 increased to ¥63.4 billion, which was an improvement from an operating loss of ¥18.0 billion from the previous fiscal year. Ricoh is targeting to achieve net sales of ¥2,100.0 billion and operating income of ¥140.0 billion by March 2014.

As noted previously, to improve the allocation of human resources, Ricoh spent ¥16.6 billion during fiscal year 2013, and plans to spend ¥10.0 billion during fiscal year 2014. Ricoh is starting to see the benefits of its restructuring efforts and aims to achieve ¥66.0 billion of cost savings through these restructuring efforts by the end of fiscal year 2014. Moreover, the Company intends to expedite its reduction of human resources to achieve the 17th MTP targeted reduction of headcount by approximately 10,000 persons prior to the end of fiscal year 2014. In addition, the Company has been advancing structural reform to maintain accelerated growth while responding to the changes in the business environment. More specifically, this includes (1) establishing Ricoh Technologies Company, Ltd. and Ricoh Industry Company, Ltd. in April 2013, to which it transferred parts of its engineering and production functions and operations previously performed by the Company and its manufacturing subsidiaries in Japan, with the intent to enhance the global competitiveness of the Company’s engineering and production functions by centralizing them at such companies, (2) discontinuing production of office automation equipment at the Gotemba plant in Japan, (3) strengthening its global procurement chain by establishing a central procurement facility in Thailand, (4) transferring the measuring equipment business in November 2011 to AIREX Co., Ltd., which is a company established with Aichi Tokei Denki Co., Ltd. as the co-parent, and (5) planning the reorganization of its electronic components business, which it announced in April 2013.

KEY PERFORMANCE INDICATORS

The following table shows changes in the key performance indicators that Ricoh’s management used in assessing its performance for the last three fiscal years. Ricoh’s management considers these indicators to be important in monitoring and evaluating its performance to meet the expectation of its shareholders.

	For the year ended March 31,
	2011	2012	2013
Net sales (in billions of Yen)	1,941.3	1,903.4	1,924.4
Operating income (loss) to net sales ratio(1)	3.0%	(0.9%)	3.3%
Return on assets(2)	0.8%	(2.0%)	1.4%
Inventory turnover within months(3)	1.79	2.03	2.03
Interest-bearing debt (in billions of Yen)	629.6	741.8	702.7

Notes:

(1)	Operating income to net sales ratio = Operating income divided by net sales.
(2)	Return on assets = Net income divided by average total assets for the fiscal year.
(3)	Inventory turnover within months = Inventory divided by average monthly cost of sales.

In fiscal year 2013, Ricoh’s consolidated net sales increased by 1.1% to ¥1,924.4 billion, from ¥1,903.4 billion for fiscal year 2012, due primarily to the increase in net sales in the Imaging & Solutions operating segment and the Other operating segment. Operating income to net sales ratio increased by 4.2 percentage points to 3.3% from -0.9% for fiscal year 2012 due primarily to the increase in operating income resulting from the increase in net sales and the decrease in selling, general and administrative expenses. Return on assets increased by 3.4 percentage points to 1.4% from -2.0% for fiscal year 2012 due mainly to an increase in net income. Inventory turnover within months was at the same level as compared to the fiscal year 2012. Repayment of debts contributed to the decrease in interest-bearing debt by ¥39.1 billion.

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

The following table illustrates Ricoh’s allowance for doubtful receivables for finance receivables for fiscal years 2011, 2012 and 2013.

Description	2011	2012	2013
	(Millions of Yen)
Finance receivables	666,757	697,939	705,264
Allowance for Finance receivables	(12,299)	(10,219)	(10,249)
Allowance ratio	1.8%	1.5%	1.5%

The decrease in the allowance ratio in fiscal year 2012 as compared to fiscal year 2011 was due primarily to a recovery of more than 60% of the allowance provided in fiscal year 2011 as a result of the Great East Japan Earthquake.

The following table illustrates Ricoh’s allowance for doubtful receivables for trade receivables by geographic location for fiscal years 2011, 2012 and 2013.

Description	Japan	Americas	Europe, Middle East and Africa	Other	Total
	(Millions of Yen)
For the year ended March 31, 2011:
Trade receivables	241,443	72,129	128,950	23,299	465,821
Allowance for doubtful receivables	(7,930)	(2,210)	(6,007)	(617)	(16,764)
Allowance ratio	3.3%	3.1%	4.7%	2.6%	3.6%

For the year ended March 31, 2012:
Trade receivables	255,208	75,306	127,487	25,593	483,594
Allowance for doubtful receivables	(8,579)	(1,832)	(5,313)	(656)	(16,380)
Allowance ratio	3.4%	2.4%	4.2%	2.6%	3.4%

For the year ended March 31, 2013:
Trade receivables	240,182	89,511	162,982	32,330	525,005
Allowance for doubtful receivables	(7,546)	(2,149)	(4,992)	(737)	(15,424)
Allowance ratio	3.1%	2.7%	3.1%	2.3%	2.9%

In fiscal year 2012, the allowance ratio in the Americas as well as Europe, Middle East and Africa decreased as compared to fiscal year 2011 due primarily to improved collection efforts and a decrease in outstanding old debt receivables that were due.

In fiscal year 2013, the allowance ratio in Europe, Middle East and Africa decreased as compared to fiscal year 2012 due primarily to improved collection efforts and a decrease in outstanding old debt receivables that were due.

Pension Accounting

The amounts recognized in the consolidated financial statements relating to employees’ severance payments and pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for employees’ severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service and other factors. Among these assumptions, the expected long-term rate of return on plan assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances may change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2013, Ricoh recognized and reflected in its consolidated balance sheets the funded status of its pension plans (equal to the difference between the fair value of plan assets and the projected benefit obligations) in the total amount of ¥163.0 billion.

For fiscal years 2011, 2012 and 2013, Ricoh used expected long-term rates of return on pension plan assets of 2.9%, 2.9% and 3.5%, respectively. In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. To moderate the level of volatility in pension plan asset returns and to reduce risks, approximately 25%, 50%, 20% and 5% of the plan assets are projected to be allocated to equity securities, debt securities, life insurance company general accounts and other financial instruments, respectively. As of March 31, 2013, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal years 2011, 2012 and 2013 were approximately 2.2% (gain), 4.7% (gain) and 9.0% (gain), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

With respect to the discount rate used in the annual actuarial valuation of the pension benefit obligations, the other critical assumption, Ricoh’s weighted average discount rates for fiscal years 2011, 2012 and 2013 were 3.4%, 2.9% and 2.7%, respectively. In determining the appropriate discount rate, Ricoh considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Ricoh’s pension plans as of March 31, 2013.

Change in Assumption	Change in Pension Benefit Obligations	Change in Pre-Tax Pension Expenses
(Billions of Yen)
50 basis point increase / decrease in discount rate	– /+ ¥28.2	– /+ ¥1.3
50 basis point increase / decrease in expected return on assets	—	– /+ ¥1.7

Recovery of the Carrying Values of Impairment of Long-Lived Assets and Goodwill

As of March 31, 2013, the aggregate carrying values of Ricoh’s property, plant and equipment was ¥290.9 billion and the carrying values of Ricoh’s intangible assets, excluding goodwill, was ¥107.7 billion. Ricoh believes that the recovery of the carrying values of these long-lived assets are critical to Ricoh’s financial statements because of the significant amount of judgment required to determine the estimated undiscounted cash flows to be generated from these long-lived assets along with the related fair values of these assets, and the fact that an impairment charge has had, and could continue to have, a significant adverse effect on Ricoh’s results of operations.

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

As of March 31, 2013, the carrying value of Ricoh’s goodwill was ¥221.2 billion. Ricoh believes that the recovery of the carrying value of goodwill is critical to Ricoh’s financial statements because of the significant amount of judgment required to determine the fair value of its reporting units along with the related implied fair value of the goodwill when required to do so, and the fact that a goodwill impairment charge has had, and could continue to have, a significant adverse effect on Ricoh’s results of operations.

Ricoh reviews the carrying value of its goodwill for impairment annually at December 31 and when a triggering event occurs between annual impairment tests. At December 31, 2012, the Imaging & Solutions reporting unit had goodwill with a carrying value of ¥201.7 billion.

Ricoh utilizes an income approach for determining the fair value of the Imaging & Solutions reporting unit. For purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Ricoh uses its adjusted market capitalization based on the quoted market price of its shares at December 31 and an assumed control premium of 35% at December 31, 2012 to determine the discount rate. Ricoh uses its forecasts to estimate future cash flows, which includes an estimate of long-term future growth rates. Ricoh derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. Ricoh uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts.

The discount rate used for the Imaging & Solutions reporting unit at December 31, 2012 was 9.1%. Under this approach, management concluded that fair value of the Imaging & Solutions reporting unit exceeded its carrying value by approximately 15.5%, and therefore, the goodwill in this reporting unit was not impaired. The most critical assumptions in determining the fair value of this reporting unit is the discount rate, which is influenced primarily by equity risk premium assumption, the implied company specific cash flow uncertainty risk premium assumption, and the control premium.

If the assumed control premium was lowered to 20% or the discount rate was increased to 9.6%, then the estimated fair value of the Imaging & Solutions reporting unit is estimated to exceed its carrying value by approximately 2.5%.

For fiscal year 2012, as a result of first step testing, Ricoh determined that the carrying amount of a production printing reporting unit exceeded its fair value estimate using both the income approach and the cost approach due to worsening economic circumstances. Consequently, Ricoh determined that second step testing was needed for this production printing reporting unit. At second step testing of goodwill of this production printing reporting unit, to determine the implied fair value of goodwill, Ricoh assigned the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. As a result, the implied fair value of goodwill assigned to this production printing reporting unit was measured at zero and Ricoh recorded an impairment charge of ¥27,491 million.

No goodwill impairment was recognized in fiscal 2011.

While Ricoh believes that its estimates of future cash flows, discount rates are reasonable, changes to these assumptions in the future could result in a different conclusion about the recoverability of its long-lived assets, including goodwill.

Impairment of Securities

Individual securities classified as available-for-sale securities are reduced to their fair market value by a charge to income for declines in value that are other than temporary. Factors considered in assessing whether impairment other than temporary impairment exists include: (1) the financial condition and near term prospects of the issuer and (2) the intent and ability of Ricoh to retain such investment for a period of time sufficient to allow for any anticipated recovery in market value. Ricoh believes that impairment of securities is critical for its financial statements because it holds significant amounts of securities, the recoverability of which or lack thereof, could significantly affect its results of operations.

Ricoh recognized asset impairment charge for its securities that were determined to be other than temporary in the amounts of ¥1.8 billion, ¥5.0 billion and ¥0.3 billion for fiscal years 2011, 2012 and 2013, respectively. Based on an evaluation of evidence available to it as of the end of fiscal year 2013, the Company believes that the decline in fair value of securities, in which impairment charges are not recognized in the statement of operations, are temporary and do not represent an other-than-temporary impairment. This is because when considering the length of time that fair value has been below cost, the extent of decline and the financial condition of the issuers, the Company expects that its fair value will recover to a level above its costs while the Company holds onto these investments. In addition, there are no significant unrealized holding losses of securities at March 31, 2013 as described in Note [5] to the Consolidated Financial Statements.

Realizability of Deferred Tax Assets

Ricoh records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be recoverable. Ricoh considers future market conditions, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which Ricoh operates, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event Ricoh were to determine that Ricoh would not be able to recover any portion of Ricoh’s net deferred tax assets in the future, the unrecoverable portion of the deferred tax assets would be charged to earnings during the period in which such determination is made. Likewise, if Ricoh were to later determine that it is more likely than not that the net deferred tax assets would be recoverable, the previously recorded valuation allowance would be reversed. In order to recover its deferred tax assets, Ricoh must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located. The amount of valuation allowances increased from ¥42,553 million yen at March 31, 2012 to ¥56,081 million yen. The increase is primarily attributable to a certain U.S. subsidiary which continues to incur losses and sufficient taxable income is not expected to be generated in the future as of March 31, 2013 as well as the valuation allowance for deferred tax assets denominated in foreign currencies (mostly U.S. dollars) due to the depreciation of Japanese Yen.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In February 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2013-02. This ASU requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU is effective prospectively for reporting periods after December 15, 2012. The adoption of ASU 2013-02 will not have any effect on Ricoh’s consolidated financial position or results of operations.

A. Operating Results

The following table sets forth selected consolidated financial data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

	Millions of Yen (except percentages)						% Change
	2011		2012		2013		2012	2013
Net sales
Products	¥935,280		¥876,399		¥868,128		(6.3)	(0.9)
Post sales and rentals	901,402		920,827		941,564		2.2	2.3
Other revenue	104,654		106,251		114,805		1.5	8.1

Total	1,941,336	100.0%	1,903,477	100.0%	1,924,497	100.0%	(2.0)	1.1

Cost of sales
Products	647,155		626,426		628,509		(3.2)	0.3
Post sales and rentals	427,796		448,478		446,302		4.8	(0.5)
Other revenue	77,444		75,951		81,085		(1.9)	6.8

Total	1,152,395	59.4%	1,150,855	60.5%	1,155,896	60.1%	(0.1)	0.4

Gross profit	788,941	40.6%	752,622	39.5%	768,601	39.9%	(4.6)	2.1
Selling, general and administrative expenses	729,220	37.6%	703,511	37.0%	690,735	35.9%	(3.5)	(1.8)
Restructuring charges	885	0.0%	30,169	1.6%	13,053	0.6%	—	(56.7)
Loss on impairment of goodwill	—	—	27,491	1.4%	—	—%	—	—
Loss on impairment of long-lived assets	765	0.0%	9,519	0.4%	1,379	0.1%	—	(85.5)

Operating income (loss)	58,071	3.0%	(18,068)	(0.9)%	63,434	3.3%	—	—

Other (income) expenses:
Interest and dividend income	(2,985)		(3,129)		(3,048)
Interest expense	8,528		6,979		7,377
Foreign currency exchange loss, net	5,956		4,355		121
Loss on impairment of securities	1,844		5,012		332
Other, net	559		652		479

Total	13,902	0.7%	13,869	0.8%	5,261	3.0%	(0.2)	(62.1)

Income before income taxes and equity in earnings of affiliates	44,169	2.3%	(31,937)	(1.7)%	58,173	3.0%	—	—

Provision for income taxes	22,410	1.2%	8,223	0.4%	20,838	1.1%	(63.3)	153.4

Equity in earnings of affiliates	(22)		39		31

Consolidated net income	21,737	1.1%	(40,121)	(2.1)%	37,366	1.9%	—	—

Net income attributable to noncontrolling interests	3,107	0.2%	4,439	0.2%	4,899	0.2%	42.9	10.4

Net income attributable to Ricoh Company, Ltd.	18,630	1.0%	(44,560)	(2.3)%	32,467	1.7%	—	—

	YEN						Change
Reference: Exchange Rates*	2011		2012		2013		2012	2013
US$ 1	¥85.77		¥79.08		¥83.06		¥(6.69)	¥3.98
EURO 1	¥113.28		¥109.05		¥107.08		¥(4.23)	¥(1.97)
*	These rates are the annual average exchange rates calculated by Ricoh using the daily average TTM rates published by The Bank of Tokyo-Mitsubishi UFJ, Ltd. These rates are used when consolidating the financial results of Ricoh’s overseas subsidiaries with those of the Company.

SALES BY PRODUCT

	Millions of Yen (except for percentages)						% Change
	2011		2012		2013		2012	2013
Imaging & Solutions
Office Imaging	¥1,381,175	71.2%	¥1,323,263	69.5%	¥1,329,608	69.1%	(4.2)	0.5
Production Printing	150,044	7.7	148,564	7.8	147,040	7.6	(1.0)	(1.0)
Network System Solutions	181,411	9.3	199,273	10.5	208,743	10.8	9.8	4.8
Industrial Products	107,032	5.5	98,052	5.2	93,094	4.8	(8.4)	(5.1)
Other	121,674	6.3	134,325	7.0	146,012	7.7	10.4	8.7

Total	¥1,941,336	100.0%	¥1,903,477	100.0%	¥1,924,497	100.0%	(2.0)	1.1

Notes:

(1)	The above consolidated financial data set forth net sales to external customers by product.
(2)	The product categories in Imaging & Solutions were classified into Office Imaging, Production Printing and Network System Solutions in fiscal year 2013 from the previous product categories of Imaging Solutions and Network System Solutions. In addition, certain products were reclassified into the Network System Solutions product category in Imaging & Solutions and Industrial Products from Other in fiscal year 2013. Figures for the prior years set forth in the above table have been reclassified to reflect such changes.

Fiscal Year 2013 Compared to Fiscal Year 2012

Net sales. Consolidated net sales for fiscal year 2013 increased by 1.1% (or ¥21.0 billion) to ¥1,924.4 billion from ¥1,903.4 billion for fiscal year 2012. For fiscal year 2013, Ricoh reported an increase in net sales in the Imaging & Solutions operating segment and the Other operating segment. When excluding the impact of foreign currency exchange rate fluctuations, Ricoh’s consolidated net sales would have remained relatively flat.

More specifically, the increase in net sales was due primarily to the increase in other revenue of 8.1% and the increase in post sales and rental of 2.3%, despite the 0.9% decrease in sale of products.

Products. The 0.9% decrease in net sales derived from products was due primarily to the decrease in net sales overseas. Even though the total number of units sold in the Americas and Europe increased compared to the previous fiscal year, sales of high-end products decreased due to restrained capital investments by large customers in the developed countries to whom Ricoh’s high-end products are targeted. High-end products refer to products that have high print speeds, such as the MP 9002/7502/6002/6002 GP series that it introduced during fiscal year 2013. The decrease in sales of high-end products resulted in a decrease in net sales for fiscal year 2013. Moreover, the boycott of Japanese products in China also led to a decrease in sales in China. The weakening of the Japanese Yen towards the end of fiscal year 2013 positively affected sales, but in total, net sales derived from products decreased compared to the previous fiscal year. Despite such business and economic environment, Ricoh continued to introduce new MFP product models during fiscal year 2013. The introduction of these new product models contributed to the increase in sales of Ricoh’s color products in the domestic market and also to the increase in sales of MFPs that can handle up to A4-sized paper and color products overseas.

Post sales and rentals. Net sales derived from post sale services and rentals of equipment increased by 2.3% as compared to fiscal year 2012. This increase was primarily generated by the increase in overseas sales due to (1) the depreciation of the Yen against the U.S. Dollar towards the end of the fiscal year, (2) the increase in sales of MDS achieved through investments made in the development and deployment of a suite of cloud-type tools for device and print management purposes, increased headcount of professional staff that assist customers and improved services provided by its staff to customers as Ricoh provided intensive training for its MDS staff globally, (3) the increase in IT services revenue brought in through the acquisition of a German IT services company, ADA-Das SystemHaus GmbH (“ADA”), which was one of Germany’s leading IT services company and has the capacity to provide a full line of IT infrastructure services to the mid- to large-sized customers and (4) the increase in the production printing after-service revenue achieved through the increase in the sales of internally developed cut sheet products. In the domestic market, even though customer’s total printing volume increased compared to the previous fiscal year, competition led to a decrease in the cost per page charges, which resulted in a decrease in sales. The increase in overseas sales offset fully the decreased sales in the domestic market, resulting in an increase in net sales derived from post sales and rentals for fiscal year 2013.

Other revenue. Net sales derived from other sources (such as digital cameras, financing and logistics) increased by 8.1% as compared to the previous fiscal year due mainly to increased net sales from digital cameras and financing services. Pentax Ricoh Imaging Co., Ltd., which was established through an acquisition in the second half of fiscal year 2012 and whose net sales were reflected for the full fiscal year for the first time, contributed to the increase in sales of the Company’s digital camera products. Net sales from financing services increased due primarily to Ricoh Leasing Co., Ltd. in Japan recording an increase in leasing volume during fiscal year 2013. This increase was due primarily to (1) improved value added product offerings to leasing customers through Ricoh’s collaboration with its vendors, (2) improved sales relationships with its preferred customers and (3) increased demand in leased equipment in light of the recovery and restoration of the areas affected by the Great East Japan Earthquake.

Cost of sales and Gross profit. Consolidated cost of sales for fiscal year 2013 increased by 0.4% (or ¥5.0 billion) to ¥1,155.8 billion from ¥1,150.8 billion for fiscal year 2012. Cost of sales increased at a rate less than the rate at which net sales increased, as compared to fiscal year 2012. This was achieved due primarily to the increase in sales of post sales and rentals with low cost of sales ratio as discussed below. In addition, the group-wide activities to streamline costs has contributed to the decrease in cost of sales.

Consolidated gross profit for fiscal year 2013 increased by 2.1% (or ¥16.0 billion) to ¥768.6 billion from ¥752.6 billion for fiscal year 2012. The gross profit ratio increased from 39.5% to 39.9% due primarily to the increase in sales of post sales and rentals and the group-wide activities to streamline costs, as well as sales in the Americas having low cost of sales ratio due to the weakening of the Japanese Yen against the U.S. Dollar towards the end of fiscal year 2013.

Products. Even though sales derived from products decreased, cost of sales derived from products increased by 0.3% due primarily to the decrease in sales of high end products with higher profit margins, such as the MP 9002/7502/6002/6002 GP series, that was introduced during fiscal year 2013, and increased sales of the more aggressively priced MFPs that can handle up to A4-sized paper in the emerging markets.

Post sales and rentals. Cost of sales decreased even though sales increased due to (1) the increase in sales of MDS and IT services with low cost of sales ratio, and (2) the increase in sales of supplies in the Americas with low cost of sales ratio, which was achieved by the depreciation of the Japanese Yen relative to the U.S. Dollar towards the end of fiscal year 2013. This resulted in an increase in gross profit ratio of 1.3%.

Other revenue. Cost of sales derived from other sources (such as digital cameras, financing and logistics) increased by 6.8% due primarily to the increase in sales. This increase was due to a higher cost of sales ratio caused by the decrease in interest rates for financings.

Selling, general and administrative expenses. Consolidated selling, general and administrative expenses for fiscal year 2013 decreased by 1.8% (or ¥12.8 billion) to ¥690.7 billion from ¥703.5 billion for fiscal year 2012. Despite an increase in selling, general and administrative expenses due to (1) additional investments made for both new businesses and the IT service business, (2) the depreciation of the Japanese Yen against the U.S. Dollar towards the end of fiscal year 2013 and (3) Pentax Ricoh Imaging Co., Ltd. being reflected for the full fiscal year for the first time, such increase was more than offset by the decrease in costs achieved through Ricoh’s continuing restructuring efforts and efforts to reduce R&D expenses incurred for the development of new products.

Restructuring charges. Consolidated restructuring charges for fiscal year 2013 decreased by ¥17.1 billion to ¥13.0 billion from ¥30.1 billion for fiscal year 2012. Ricoh continued its restructuring activities in order to enhance competitiveness and improve profitability. The fiscal year 2013 restructuring charges of ¥13.0 billion consisted of ¥5.7 billion recorded by the Company and its domestic subsidiaries, and ¥7.3 billion recorded by its overseas subsidiaries. See Note [21] to the Consolidated Financial Statements for additional information.

Operating income (loss). Consolidated operating income for fiscal year 2013 increased to ¥63.4 billion from a loss of ¥18.0 billion for fiscal year 2012. This increase in operating income compared to fiscal year 2012 was due primarily to the increase in gross profit resulting from the increase in net sales and the decrease in selling, general and administrative expenses.

Interest and dividend income. Consolidated interest and dividend income for fiscal year 2013 decreased by ¥0.1 billion to ¥3.0 billion from ¥3.1 billion for fiscal year 2012.

Interest expense. Consolidated interest expense for fiscal year 2013 increased by ¥0.4 billion to ¥7.3 billion from ¥6.9 billion for fiscal year 2012.

Foreign currency exchange loss, net. Consolidated foreign currency exchange loss, net included in other (income) expenses for fiscal year 2013 decreased by ¥4.2 billion to ¥0.1 billion from ¥4.3 billion for fiscal year 2012. This decrease was due primarily to a decrease in foreign currency exchange loss in relation to loans made to affiliates.

Loss on impairment of securities. Consolidated loss on impairment of securities for fiscal year 2013 decreased by ¥4.7 billion to ¥0.3 billion from ¥5.0 billion for fiscal year 2012.

Other, net. Consolidated other, net included in other (income) expenses for fiscal year 2013 decreased by ¥0.2 billion to an expense of ¥0.4 billion from an expense of ¥0.6 billion for fiscal year 2012.

Provision for income taxes. Total consolidated provision for income taxes for fiscal year 2013 increased by ¥12.6 billion to ¥20.8 billion from ¥8.2 billion for fiscal year 2012. The expected statutory rate and effective tax rate during fiscal year 2013 were 38% and 36%, respectively. The difference between the expected statutory tax benefit rate and the effective tax rate resulted primarily from (1) the difference in the statutory tax rates applicable between the Company and Ricoh’s overseas subsidiaries and (2) a decrease in tax credit, which partially offset an increase in the valuation allowance for certain deferred taxes. See Note [9] to the Consolidated Financial Statements for additional information.

Equity in earnings (losses) of affiliates. Consolidated equity in earnings (losses) of affiliates for fiscal year 2013 decreased by ¥8 million to ¥31 million from ¥39 million for fiscal year 2012.

Net income attributable to noncontrolling interests. Consolidated net income attributable to noncontrolling interests for fiscal year 2013 increased by ¥0.4 billion to ¥4.8 billion from ¥4.4 billion for fiscal year 2012. This increase was due primarily to the improved performance of Ricoh Leasing Co., Ltd. for fiscal year 2013.

Net income (loss) attributable to Ricoh Company, Ltd. Consolidated net income (loss) attributable to the Company for fiscal year 2013 increased by ¥76.9 billion to ¥32.4 billion from a loss of ¥44.5 billion for fiscal year 2012 due primarily to an increase in operating income.

Operating Segments

	Millions of Yen (except for percentages)				% Change
	2012		2013
Imaging & Solutions
Net sales	¥1,671,100	100.0%	¥1,685,391	100.0%	0.9
Operating expenses	1,616,132	96.7	1,547,435	91.8	(4.3)
Operating income	¥54,968	3.3%	¥137,956	8.2%	151.0
Industrial Products
Net sales	¥102,783	100.0%	¥97,408	100.0%	(5.2)
Operating expenses	104,448	101.6	98,262	100.9	(5.9)
Operating loss	¥(1,665)	(1.6)%	¥(854)	(0.9)%	—
Other
Net sales	¥134,325	100.0%	¥146,012	100.0%	8.7
Operating expenses	139,083	103.5	151,282	103.6	8.8
Operating loss	¥(4,758)	(3.5)%	¥(5,270)	(3.6)%	—
Corporate and Elimination
Net sales	¥(4,731)		¥(4,314)
Operating expenses	61,882		64,084
Operating loss	¥(66,613)		¥(68,398)
Consolidated
Net sales	¥1,903,477	100.0%	¥1,924,497	100.0%	1.1
Operating expenses	1,921,545	100.9	1,861,063	96.7	(3.1)
Operating income (loss)	¥(18,068)	(0.9)%	¥63,434	3.3%	—

Notes:

(1)	The above segment financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging & Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging & Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the segment net sales figures for the Imaging & Solutions operating segment set forth in the above table are the aggregate of the sales figures for the Office Imaging product category, the Production Printing product category and the Network System Solutions product category set forth in the “SALES BY PRODUCT” table included under Item 5.A. Operating Results.
(2)	The product categories in Imaging & Solutions were classified into Office Imaging, Production Printing and Network System Solutions in fiscal year 2013 from the previous product categories of Imaging Solutions and Network System Solutions. In addition, certain products were reclassified into the Network System Solutions product category in Imaging & Solutions and Industrial Products from Other in fiscal year 2013. Figures for the prior years set forth in the above table have been reclassified to reflect such changes.

Imaging & Solutions

Net sales in the Imaging & Solutions operating segment for fiscal year 2013 increased by 0.9% (or ¥14.2 billion) to ¥1,685.3 billion from ¥1,671.1 billion for fiscal year 2012. Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging & Solutions operating segment would have decreased by 0.3% (or ¥4.7 billion) for fiscal year 2013 as compared to fiscal year 2012, due to decreased net sales in the domestic market.

More specifically, sales in the Office Imaging product category for fiscal year 2013 increased by 0.5% (or ¥6.4 billion) to ¥1,329.6 billion from ¥1,323.2 billion for fiscal year 2012. This increase was due primarily to the increase in overseas sales, especially in the Americas, and the depreciation of the Japanese Yen against the U.S. Dollar towards the end of the fiscal year. In the Americas, the gradual recovery of the U.S. economy contributed to the increase in sales of Ricoh’s MFP and laser printer products as well as the increase in the MDS sales achieved through Ricoh’s continued investments in MDS business. Such increases in sales completely offset the decrease in after-sales revenue for the domestic market as Ricoh decreased its cost per page charges to remain competitive.

To strengthen its product lineup, Ricoh continued to introduce new MFP models, such as MFPs that can handle up to A4-sized paper and color MFPs, in fiscal year 2013. As a result, sales of MFPs that can handle up to A4-sized paper increased in the overseas market and the number of color machine units sold increased in both the domestic and overseas markets.

Sales in the Production Printing product category for fiscal year 2013 decreased by 1.0% (or ¥1.5 billion) to ¥147.0 billion from ¥148.5 billion for fiscal year 2012. The decrease in sales of third party products (such as non-Ricoh products sold by Ricoh subsidiaries) were the main cause for the decrease in sales in this product category. Even under such conditions, Ricoh’s internally developed cut sheet printers achieved solid increase in sales during fiscal year 2013.

Sales in the Network System Solutions product category for fiscal year 2013 increased by 4.8% (or ¥9.5 billion) to ¥208.7 billion from ¥199.2 billion for fiscal year 2012. This increase was due primarily to (1) realigning the functional organization for accelerating the implementation of IT services, (2) the development of human resources and (3) sales from ADA, a German IT services company acquired by Ricoh during fiscal year 2013. Furthermore, increased sales of new businesses such as projectors and UCS also contributed to the increase in sales in this product category.

Gross profit increased due primarily to the appreciation of the U.S. Dollar against the Japanese Yen and Ricoh’s continuing efforts to implement group-wide activities to streamline costs.

Operating expense decreased due to a decrease in impairment costs of long-lived assets and a decrease in goodwill impairment costs which were not incurred during fiscal year 2013. Furthermore, the decrease by ¥16.2 billion as compared to fiscal year 2012 of total severance-related expenses and other restructuring costs incurred along with the continued group-wide activities to streamline costs contributed to the decrease in total expenses. In addition, Ricoh’s continuing efforts to streamline the design process helped to keep R&D expenses down during the development phase of new products, which also contributed to the decrease in operating expense ratio for fiscal year 2013.

As a result of the above, operating income for the Imaging & Solutions operating segment for fiscal year 2013 increased by ¥83.0 billion to ¥137.9 billion from ¥54.9 billion for fiscal year 2012.

Industrial Products

Net sales in the Industrial Products operating segment for fiscal year 2013 decreased by 5.2% (or ¥5.3 billion) to ¥97.4 billion from ¥102.7 billion for fiscal year 2012. This decrease was due primarily to the decrease in sales of semiconductor devices and measuring equipment. With respect to semiconductor devices, Ricoh experienced a decrease in net sales because of the continued downturn in the Japanese market for analog one-chip LSIs for cellular phones and power and battery management ICs. With respect to measuring equipment, sales decreased due primarily to the transfer of operations to AIREX Co., Ltd., a company established with Aichi Tokei Denki Co., Ltd. as the co-parent. Sales in the thermal business on the other hand increased due to the successful development of products that meet customer needs. Furthermore, to increase our presence in the global market and increase sales, especially in the emerging market, Ricoh established a new business facility in India in June 2012 to oversee the Asia Pacific region. In addition, Ricoh has also taken steps to work with local dealerships to strengthen its sales channel in the emerging market.

Operating expenses in this segment for fiscal year 2013 decreased due primarily to Ricoh being able to procure raw materials used in the thermal media business at lower costs, which contributed to the increase in gross profit. In addition, total operating expenses decreased due to Ricoh’s continuing group-wide activities to streamline costs. The activities to streamline costs were effective especially in the electronic devices business (such as the semiconductor business) in which cost of sales and selling, general and administrative costs decreased even with the reduction in sales. Furthermore, severance-related expenses and other restructuring costs incurred during fiscal year 2013 decreased by ¥1.2 billion as compared to the previous fiscal year, which also contributed to the decrease in operating expenses.

As a result of the above, the Industrial Products operating segment for fiscal year 2013 reported an operating loss of ¥0.8 billion from an operating loss of ¥1.6 billion for fiscal year 2012.

Other

Net sales in the Other operating segment for fiscal year 2013 increased by 8.7% (or ¥11.7 billion) to ¥146.0 billion from ¥134.3 billion for fiscal year 2012 due mainly to increased net sales from digital cameras and financing services. Pentax Ricoh Imaging Co., Ltd., which was established through an acquisition in the second half of fiscal year 2012 and whose net sales were reflected for the full fiscal year for the first time, contributed to the increase in sales of Ricoh’s digital camera products. Net sales from financing services increased due primarily to Ricoh Leasing Co., Ltd. in Japan recording an increase in leasing volume during fiscal year 2013. This increase was due primarily to (1) improved value added product offerings to leasing customers through Ricoh’s collaboration with its vendors, (2) improved sales relationships with its preferred customers and (3) increased demand in leased equipment in light of the recovery and restoration of the areas affected by the Great East Japan Earthquake.

Operating expenses in this operating segment increased due to the decline in profit margin in the financing business and the increase in expenses relating to the digital camera business. With regards to the financing business, the decrease in interest rates led to a decline in profit margin and gross profit did not increase as much as the increase in sales from financing. Furthermore, restructuring costs incurred in the digital camera business led to an increase in operating expense, which resulted in an increase in the loss incurred for this business. After the acquisition of PENTAX imaging systems business from HOYA Corporation, the Company has taken steps to strategically focus its sales on digital SLRs, and hybrid and high-end compact digital cameras for growth. Because of this change in business strategy, the Company incurred significant losses on abandonment of goods, which was completed during fiscal year 2013. The digital camera business showed a steady increase in sales and Ricoh received positive reviews from the market on the new products it released during the second half of fiscal year 2013.

As a result of the above, operating loss for the Other operating segment for fiscal year 2013 increased by ¥0.5 billion to ¥5.2 billion as compared to ¥4.7 billion for fiscal year 2012.

Geographic Information by Geographic Origin

	Millions of Yen (except for percentages)				% Change
	2012		2013
Japan
Net sales	¥1,274,596	100.0%	¥1,262,302	100.0%	(1.0)
Operating expenses	1,293,454	101.5	1,235,391	97.9	(4.5)
Operating income (loss)	¥(18,858)	(1.5)%	¥26,911	2.1%	—
The Americas
Net sales	¥475,393	100.0%	¥500,955	100.0%	5.4
Operating expenses	501,785	105.6	494,295	98.7	(1.5)
Operating income (loss)	¥(26,392)	(5.6)%	¥6,660	1.3%	—
Europe, Middle East and Africa
Net sales	¥416,210	100.0%	¥415,425	100.0%	(0.2)
Operating expenses	398,537	95.8	389,244	93.7	(2.3)
Operating income	¥17,673	4.2%	¥26,181	6.3%	48.1
Other
Net sales	¥278,159	100.0%	¥311,255	100.0%	11.9
Operating expenses	270,479	97.2	298,502	95.9	10.4
Operating income	¥7,680	2.8%	¥12,753	4.1%	66.1
Corporate and Elimination
Net sales	¥(540,881)		¥(565,440)
Operating expenses	(542,710)		(556,369)
Operating income (loss)	¥1,829		¥(9,071)
Consolidated
Net sales	¥1,903,477	100.0%	¥1,924,497	100.0%	1.1
Operating expenses	1,921,545	100.9	1,861,063	96.7	(3.1)
Operating income (loss)	¥(18,068)	(0.9)%	¥63,434	3.3%	—

Notes:

(1)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic area by geographic origin, include both transactions with external customers as well as transactions between geographic areas.
(2)	The Middle East and Africa were reclassified from the Other geographic area into the Europe geographic area in fiscal year 2013. Figures for the prior fiscal years set forth in the above table have been reclassified to reflect such changes.

Japan

Sales in Japan for fiscal year 2013 decreased by 1.0% (or ¥12.2 billion) to ¥1,262.3 billion from ¥1,274.5 billion for fiscal year 2012. One of the main reasons for this decrease was caused by the severe business environment and increased competition that led to a decrease in the cost per copy charge of Ricoh’s core MFP products. The decrease in cost per copy charge resulted in an after-sales revenue decrease in fiscal year 2013 even though TDV increased. In addition, the slow rate of economic recovery in the Americas and Europe caused a decrease in export sales of PPCs/MFPs from Japan. Furthermore, the sales decrease with respect to semiconductor devices caused by the continuing downturn in the Japanese market for analog one-chip LSIs for cellular phones and power and battery management ICs, and the decrease in sales of measuring equipment due to the transfer of this operation to AIREX Co., Ltd., which is a company established with Aichi Tokei Denki Co., Ltd. as the co-parent, both adversely affected total sales in Japan. While sales of Pentax Ricoh Imaging Co., Ltd. were reflected for the full fiscal year for the first time thereby increasing sales in Japan, such increase in sales was not sufficient to offset the decrease in sales mentioned above, which resulted in an overall sales decrease in Japan.

Operating expense in Japan decreased due primarily to a decrease in impairment costs of long-lived assets and a decrease in impairment costs of goodwill which were not incurred in fiscal year 2013 (in fiscal year 2012, Ricoh incurred a total of ¥15.1 billion in impairment costs of long-lived assets and goodwill). Furthermore, total severance-related expenses and other restructuring costs incurred during fiscal year 2013 decreased by ¥17.8 billion as compared to the previous fiscal year and contributed to the decrease in operating expenses, along with Ricoh’s continuing group-wide activities to streamline costs.

As a result of the above, operating income (loss) in Japan for fiscal year 2013 increased by ¥45.7 billion to an income of ¥26.9 billion from a loss of ¥18.8 billion for fiscal year 2012.

The Americas

Net sales in the Americas for fiscal year 2013 increased by 5.4% (or ¥25.6 billion) to ¥500.9 billion from ¥475.3 billion for fiscal year 2012. The gradual recovery of the U.S. economy contributed to the increase in sales of Ricoh’s MFP and laser printer products in the U.S., Canada and Latin America. The weakening of the Japanese Yen against the U.S. Dollar towards the end of fiscal year 2013 also contributed to the increase in overall sales in the Americas.

Operating expenses in the Americas for fiscal year 2013 decreased due primarily to a decrease in impairment costs of long-lived assets and a decrease in impairment costs of goodwill which were not incurred in fiscal year 2013 (in fiscal year 2012, Ricoh incurred a total of ¥18.1 billion in impairment costs of long-lived assets and goodwill). On the other hand, restructuring cost increased by ¥5.2 billion from the previous fiscal year due to fees incurred relating to the reorganization and optimization of Ricoh’s sales channels on a nationwide basis and additional expenses incurred in relation to the integration of the IT systems used in the Americas. Even when excluding these costs, the increase in the operating expense ratio for fiscal year 2013 was less than the increase in the sales ratio, and Ricoh’s group-wide activities to streamline costs contributed greatly in achieving such result.

As a result of the above, operating income for fiscal year 2013 increased by ¥32.9 billion to an income of ¥6.6 billion from a loss of ¥26.3 billion for fiscal year 2012.

Europe, Middle East and Africa

Sales in Europe, Middle East and Africa for fiscal year 2013 decreased by 0.2% (or ¥0.8 billion) to ¥415.4 billion from ¥416.2 billion for fiscal year 2012. Although the private sector investments decreased in light of the uncertain macroeconomic environment brought forth by the prolonged European debt crisis, Ricoh’s recent acquisition of the German IT services company, ADA, contributed to the increase in sales of its IT service business. However, the Yen’s appreciation against the Euro for most of fiscal year 2013 offset this increase, resulting in a small decrease in sales.

Operating expenses in Europe, Middle East and Africa for fiscal year 2013 decreased by 2.3% (or ¥9.3 billion) to ¥389.2 billion from ¥398.5 billion for fiscal year 2012. Operating expenses decreased due to the impairment loss on goodwill and long-lived assets in the amount of ¥1.9 billion incurred during fiscal year 2012 not being incurred for fiscal year 2013. In addition, Ricoh’s restructuring cost decreased by ¥5.3 billion as compared to the fiscal year 2012. Even if the above two factors that decreased operating expenses were not taken into consideration, group-wide activities to streamline costs decreased operating expenses as compared to fiscal year 2012.

As a result of the above, operating income for fiscal year 2013 increased by 48.1% (or ¥8.5 billion) to ¥26.1 billion from ¥17.6 billion for fiscal year 2012.

Other

Net sales in the Other geographic area, which includes China, Southeast Asia and Oceania, increased for fiscal year 2013 by 11.9% (or ¥33.1 billion) to ¥311.2 billion from ¥278.1 billion for fiscal year 2012. This increase was due primarily to increased sales of low-end MFPs in the Asia Pacific region. In addition, recovery from the flood in Thailand that occurred in fiscal year 2011 and the increase in sales from manufacturing subsidiaries in Asia to subsidiaries in other overseas geographic areas due to the weakened Yen contributed to an increase in the sales in the Other geographic area.

Operating expenses in the Other geographic area for fiscal year 2013 increased by 10.4% (or ¥28.0 billion) to ¥298.5 billion from ¥270.5 billion for fiscal year 2012. This increase was due primarily to the increase in cost of sales resulting from the increase in sales. In addition, the impairment cost of ¥1.7 billion incurred in fiscal year 2012 was not incurred in fiscal year 2013 and such factor contributed to the increase in profit ratio. Even without the impact of the impairment cost, profit ratio improved by 0.7% due to the cost reduction activities implemented by the manufacturing facilities.

As a result of the above, operating income for fiscal year 2013 increased by 66.1% (or ¥5.1 billion) to ¥12.7 billion from ¥7.6 billion for fiscal year 2012.

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

Operating Segments

	Millions of Yen (except for percentages)				% Change
	2011		2012
Imaging & Solutions
Net sales	¥1,712,630	100.0%	¥1,671,100	100.0%	(2.4)
Operating expenses	1,580,344	92.3	1,616,132	96.7	2.3
Operating income	¥132,286	7.7%	¥54,968	3.3%	(58.4)
Industrial Products
Net sales	¥112,445	100.0%	¥102,783	100.0%	(8.6)
Operating expenses	111,447	99.1	104,448	101.6	(6.3)
Operating income (loss)	¥998	0.9%	¥(1,665)	(1.6)%	—
Other
Net sales	¥121,674	100.0%	¥134,325	100.0%	10.4
Operating expenses	126,577	104.0	139,083	103.5	9.9
Operating loss	¥(4,903)	(4.0)%	¥(4,758)	(3.5)%	—
Corporate and Elimination
Net sales	¥(5,413)		¥(4,731)
Operating expenses	64,897		61,882
Operating loss	¥(70,310)		¥(66,613)
Consolidated
Net sales	¥1,941,336	100.0%	¥1,903,477	100.0%	(2.0)
Operating expenses	1,883,265	97.0	1,921,545	100.9	2.0
Operating income (loss)	¥58,071	3.0%	¥(18,068)	(0.9)%	—

Notes:

(1)	The above segment financial data, which set forth net sales, operating expenses and operating income (loss) for each operating segment, include both transactions with external customers as well as intersegment transactions. Notwithstanding the foregoing, all net sales recorded in the Imaging & Solutions operating segment and the Other operating segment reflect sales to external customers only, as none of the products in the Imaging & Solutions operating segment or the Other operating segment were sold to other Ricoh group companies that conduct businesses in the other operating segments. Accordingly, the segment net sales figures for the Imaging & Solutions operating segment set forth in the above table are the aggregate of the sales figures for the Imaging Solutions product category and the Network System Solutions product category set forth in the “SALES BY PRODUCT” table included under Item 5.A. Operating Results.
(2)	Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category). Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year. The above reclassification was made to the prior year’s figures.

Imaging & Solutions

Net sales in the Imaging & Solutions operating segment for fiscal year 2012 decreased by 2.4% (or ¥41.5 billion) to ¥1,671.1 billion from ¥1,712.6 billion for fiscal year 2011. This decrease was due primarily to the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. Excluding the net effect of the foreign currency exchange rate fluctuations, sales in the Imaging & Solutions operating segment would have increased by 1.0% (or ¥16.9 billion) for fiscal year 2012 as compared to fiscal year 2011.

More specifically, sales in the Office Imaging product category for fiscal year 2012 decreased by 4.2% (or ¥57.9 billion) to ¥1,323.2 billion from ¥1,381.1 billion for fiscal year 2011. This decrease was due primarily to the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. The decrease in net sales of PPCs/MFPs and laser printers also contributed to this decrease as customers decreased their capital investments in developed countries in light of the slowly recovering economies. Ricoh’s shipments and manufacturing of products were delayed in light of disruptions to the transportation infrastructure and the shortage of fuel and materials caused by the Great East Japan Earthquake and the flood in Thailand. Ricoh missed certain business opportunities otherwise available as a result of these delays, which also contributed to the decrease in net sale. Despite such adverse business and economic conditions, Ricoh continued to introduce new MFPs with advanced features during fiscal year 2012. The introduction of new product models increased the total number of color MFPs sold as such units were favorably received in Japan.

Sales in the Production Printing Product category for fiscal year 2012 decreased by 1.0% (or ¥1.5 billion) to ¥148.5 billion from ¥150.0 billion for fiscal year 2011. This decrease was due primarily to the net effect of the depreciation of the U.S. Dollar and the Euro in relation to the Japanese Yen. Excluding the net effect of the foreign currency exchange rate fluctuations, sales in this category would have increased by 5.0% (or ¥75.6 billion) for fiscal year 2012 as compared to fiscal year 2011. Ricoh continued to introduce new production printing products with advanced features during fiscal year 2012. The introduction of these new product models expanded Ricoh’s market coverage of color cut sheets in the production printing area.

Sales in the Network System Solutions product category for fiscal year 2012 increased by 9.8% (or ¥17.8 billion) to ¥199.2 billion from ¥181.4 billion for fiscal year 2011. Sales in the solutions business (such as support services that help customers establish networked environments using Ricoh’s imaging solutions products and software solutions to optimize total printing costs) continued to increase in Japan and Europe for fiscal year 2012 as customers continued to seek products that streamlined the process of document scanning, indexing and distribution by integrating hardware and software.

For fiscal year 2012, the cost of sales in the Imaging & Solutions operating segment decreased in line with the decrease in sales. Due primarily to the appreciation of the Japanese Yen, local currency-denominated export sales of products primarily manufactured in Japan and distributed and sold by the Company to its overseas customers through its subsidiaries in the Americas and Europe caused a decrease in gross profit as these subsidiaries were not able to increase the sales price of its products to make up for the shortfall arising from the appreciation of the Japanese Yen due to the competitive environment. In addition, operating expenses for this operating segment increased for fiscal year 2012 due primarily to an impairment loss on goodwill and long-lived assets for the production printing business in the amount of ¥37.0 billion and severance-related expenses and other restructuring charges in the amount of ¥29.7 billion. As a result, operating expenses in the Imaging & Solutions operating segment for fiscal year 2012 increased by 2.3% (or ¥35.8 billion) to ¥1,616.1 billion from ¥1,580.3 billion for fiscal year 2011.

As a result of the above, operating income for the Imaging & Solutions operating segment for fiscal year 2012 decreased sharply by 58.4% (or ¥77.3 billion) to ¥54.9 billion from ¥132.2 billion for fiscal year 2011.

Industrial Products

Net sales in the Industrial Products operating segment for fiscal year 2012 decreased by 8.6% (or ¥9.7 billion) to ¥102.7 billion from ¥112.4 billion for fiscal year 2011. This decrease was due primarily to the decrease in sales of semiconductor devices and electronic components. With respect to semiconductor devices, Ricoh experienced a decrease in net sales because of the downturn in the Japanese market for analog one-chip LSIs for cellular phones and power and battery management ICs. With respect to electronic components, sales of ECUs (embedded controller unit) and PCBs (printed circuit board) decreased due primarily to decreased customer demand.

Operating expenses in this operating segment for fiscal year 2012 decreased by 6.3% (or ¥7.0 billion) to ¥104.4 billion from ¥111.4 billion for fiscal year 2011. This decrease was due primarily to the decrease in cost of sales resulting from the decrease in net sales. However, operating expenses did not decrease in line with the decrease in net sales as the cost of sales ratio in respect of semiconductor devices increased in light of the fact that the decrease in production volume (in response to decrease in demand) made it difficult for Ricoh to fully cover the fixed costs associated with the manufacturing of such devices. In addition, the increase in the cost of sales ratio in respect of thermal media also contributed to operating expenses not decreasing in line with the decrease in net sales. The cost of sales ratio in respect of thermal media increased due primarily to the fact that production costs for such products in Europe did not decrease in line with the decrease in sales as Ricoh fell short of reaching its cost reduction targets in the manufacturing process for such devices. Consequently, gross profit decreased as compared to fiscal year 2011 due primarily to decreased net sales as well as the increased cost of sales ratio. In addition, severance-related expenses and other restructuring charges in the amount of ¥1.4 billion also contributed to operating expenses not decreasing in line with the decrease in net sales.

As a result of the above, the segment results for the Industrial Products operating segment for fiscal year 2012 decreased to an operating loss of ¥1.6 billion from an operating income of ¥0.9 billion for fiscal year 2011.

Other

Net sales in the Other operating segment for fiscal year 2012 increased by 10.4% (or ¥12.7 billion) to ¥134.3 billion from ¥121.6 billion for fiscal year 2011. This increase was due primarily to the increase in sales of digital cameras as a result of the acquisition of the PENTAX imaging systems business from HOYA Corporation in October 2011. The increase in net sales from the financing business conducted by Ricoh Leasing Co., Ltd. in Japan also contributed to the increase in net sales in this operating segment. Net sales from the financing business increased as leasing volume increased during fiscal year 2012 in part because of the ongoing reconstruction in the areas affected by the Great East Japan Earthquake. While sales from logistics decreased due to the decrease in logistical services provided to PPC/MFP dealers as such dealers purchased fewer PPCs/MFPs during fiscal year 2012, such decrease was completely offset by the net sales increases derived from the digital camera and financing businesses.

Operating expenses in this operating segment for fiscal year 2012 increased by 9.9% (or ¥12.5 billion) to ¥139.0 billion from ¥126.5 billion for fiscal year 2011. This increase was due primarily to the acquisition of the PENTAX imaging systems business from HOYA Corporation. Despite the contributions to gross profit from the acquisition of the PENTAX imaging systems business, gross profit in the Other operating segment decreased due primarily to the decreased profitability of Ricoh’s digital camera business (excluding the PENTAX imaging systems business) as Ricoh decreased the sales price of its cameras to boost customer demand. Selling, general and administrative expenses increased due primarily to the increase in research and development activities undertaken by Ricoh to create new products and services that followed the fiscal year 2012 introduction of projectors and UCSs. Severance-related expenses and other restructuring charges in the amount of ¥0.4 billion also contributed to the increase in operating expenses.

As a result of the above, operating loss for the Other operating segment for fiscal year 2012 decreased by ¥0.2 billion to ¥4.7 billion as compared to ¥4.9 billion for fiscal year 2011.

Geographic Information by Geographic Origin

	Millions of Yen (except for percentages)				% Change
	2011		2012
Japan
Net sales	¥1,286,335	100.0%	¥1,274,596	100.0%	(0.9)
Operating expenses	1,257,207	97.7	1,293,454	101.5	2.9
Operating income (loss)	¥29,128	2.3%	¥(18,858)	(1.5)%	—
The Americas
Net sales	¥523,896	100.0%	¥475,393	100.0%	(9.3)
Operating expenses	529,157	101.0	501,785	105.6	(5.2)
Operating income (loss)	¥(5,261)	(1.0)%	¥(26,392)	(5.6)%	—
Europe, Middle East and Africa
Net sales	¥424,901	100.0%	¥416,210	100.0%	(2.0)
Operating expenses	397,186	93.5	398,537	95.8	0.3
Operating income	¥27,715	6.5%	¥17,673	4.2%	(36.2)
Other
Net sales	¥268,536	100.0%	¥278,159	100.0%	3.6
Operating expenses	256,438	95.5	270,479	97.2	5.5
Operating income	¥12,098	4.5%	¥7,680	2.8%	(36.5)
Corporate and Elimination
Net sales	¥(562,332)		¥(540,881)
Operating expenses	(556,723)		(542,710)
Operating income (loss)	¥(5,609)		¥1,829
Consolidated
Net sales	¥1,941,336	100.0%	¥1,903,477	100.0%	(2.0)
Operating expenses	1,883,265	97.0	1,921,545	100.9	2.0
Operating income (loss)	¥58,071	3.0%	¥(18,068)	(0.9)%	—

Notes:

(1)	The above consolidated financial data, which set forth net sales, operating expenses and operating income (loss) for each geographic area by geographic origin, include both transactions with external customers as well as transactions between geographic areas.
(2)	Middle East and Africa were reclassified from Other into Europe in this fiscal year. The reclassification was made to the prior year’s figures.

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

Europe, Middle East and Africa

Sales in Europe, Middle East and Africa for fiscal year 2012 decreased by 2.0% (or ¥8.7 billion) to ¥416.2 billion from ¥424.9 billion for fiscal year 2011. This decrease in sales was due primarily to the appreciation of the Japanese Yen against the Euro.

Operating expenses in Europe, Middle East and Africa for fiscal year 2012 increased slightly by 0.3% (or ¥1.4 billion) to ¥398.5 billion from ¥397.1 billion for fiscal year 2011. This increase was due primarily to severance-related expenses and other restructuring charges in the amount of ¥5.8 billion and an impairment loss on goodwill and long-lived assets in the amount of ¥1.9 billion. Such increase completely offset the decrease in cost of sales resulting from the appreciation of the Japanese Yen against the Euro.

As a result of the above, operating income for fiscal year 2012 decreased by 36.2% (or ¥10.1 billion) to ¥17.6 billion from ¥27.7 billion for fiscal year 2011.

Other

Net sales in the Other geographic area, which includes China, Southeast Asia and Oceania, increased for fiscal year 2012 by 3.6% (or ¥9.6 billion) to ¥278.1 billion from ¥268.5 billion for fiscal year 2011. This increase was due primarily to the increase in sales in the emerging markets as Ricoh introduced lower-priced PPCs/MFPs (such as those that print on A4-sized paper only) in such markets and expanded its sales network by employing additional personnel to engage in sales promotional activity for such products. As a result, sales in the Other geographic area increased.

Operating expenses in the Other geographic area for fiscal year 2012 increased by 5.5% (or ¥14.0 billion) to ¥270.4 billion from ¥256.4 billion for fiscal year 2011. This increase was due primarily to the increase in cost of sales resulting from the increase in sales. Selling, general and administrative expenses also increased due mainly to increased sales promotion expenses as Ricoh expanded its sales force to capture future growth in these markets. In addition, severance-related expenses and other restructuring charges in the amount of ¥0.3 billion also contributed to the increase in operating expenses for this geographic area.

As a result of the above, operating income for fiscal year 2012 decreased by 36.5% (or ¥4.4 billion) to ¥7.6 billion from ¥12.0 billion for fiscal year 2011.

B. Liquidity and Capital Resources

Cashflows

The following table summarizes Ricoh’s cashflows for each of the three fiscal years ended March 31, 2011, 2012 and 2013, as reported in the Consolidated Statements of Cashflows in the accompanying Consolidated Financial Statements.

	(Billions of Yen) For the year ended March 31,
	2011	2012	2013
Net cash provided by operating activities	128.6	11.2	124.5
Net cash used in investing activities	(91.9)	(112.4)	(106.4)
Net cash provided by (used in) financing activities	(93.0)	87.8	(64.3)
Net decrease in cash and cash equivalents	(64.9)	(16.0)	(39.1)
Cash and cash equivalents at beginning of year	237.1	172.2	156.2
Cash and cash equivalents at end of year	172.2	156.2	117.0

Operating Cashflows

As compared to fiscal year 2012, net cash provided by operating activities for fiscal year 2013 increased by ¥113.3 billion due primarily to (1) the depreciation of the Yen against the U.S. Dollar and the Euro towards the end of fiscal year, which contributed to an increase in cash collections of local currency-denominated export sales of products primarily manufactured in Japan and distributed and sold by the Company to its overseas customers through its subsidiaries in the Americas and Europe, (2) the decrease in total severance-related expenses and other restructuring costs, (3) the increase in collection of receivables through strengthened credit controls, and (4) the decrease in cash payments for parts and materials due to activities taken by the Company in fiscal year 2013 to minimize inventory.

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

Investing Cashflows

For fiscal year 2013, net cash used in investing activities consisted mainly of ¥86.5 billion of expenditures for tangible fixed assets and ¥12.2 billion of expenditures for intangible fixed assets. Expenditures for tangible fixed assets in fiscal year 2013 consisted primarily of ¥12.7 billion for mold and die as well as jigs used in the production of PPCs/MFPs and laser printers, ¥8.0 billion to increase the production capacity and improve the production efficiency of Ricoh’s manufacturing subsidiaries (¥4.5 billion of which was used in Japan and ¥3.5 billion of which was used overseas), ¥5.3 billion to increase the production capacity of a plant that manufactures polymerized PxP toner in Japan and ¥4.7 billion to upgrade the facilities for manufacturing its thermal media products. Expenditures for intangible fixed assets in fiscal year 2013 consisted primarily of ¥3.3 billion to purchase and implement the Enterprise Resource Planning (“ERP”) system, which was purchased with the goal of improving the efficiency of sales administration and accounting functions across the Ricoh group. Net cash used in investing activities decreased by ¥5.9 billion in fiscal year 2013 compared to the previous fiscal year due primarily to the decrease in spending for acquisitions.

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

Financing Cashflows

For fiscal year 2013, net cash used in financing activities consisted primarily of ¥59.0 billion of net decrease in debt with original maturities of three months or less, ¥9.3 billion to repay debt with original maturities of more than three months, net of proceeds, and ¥15.2 billion to pay dividends. Additionally, Ricoh Leasing Co., Ltd. issued the 14th series of unsecured straight bonds in the amount of ¥20.0 billion in November 2012. Furthermore, in order to refinance its long-term debt upon maturity in fiscal year 2013, Ricoh borrowed ¥30.0 billion from the Development Bank of Japan Inc (“DBJ”). The DBJ Environmental Ratings Loan Program is the world’s first system of financing based on environmentally responsible ratings. DBJ has set forth three levels of interest rates based on the results of the environmental rating. By receiving the highest rating, Ricoh was able to borrow at the most favorable interest rate. As compared to fiscal year 2012, net cash used in financing activities increased in fiscal year 2013 primarily due to the repayment of long-term debt.

For fiscal year 2012, net cash provided by financing activities consisted primarily of ¥68.9 billion in proceeds from the issuance of debt with original maturities of three months or less and ¥65.8 billion in proceeds from the issuance of debt with original maturities of more than three months, net of cash repaid, which was partially offset by net cash used in financing activities consisting primarily of ¥23.9 billion to pay dividends and ¥22.4 billion to repay outstanding long-term debt securities. The repayment of outstanding long-term debt securities in the amount of ¥22.4 billion consisted primarily of ¥20.0 billion to repay upon maturity in March 2012 the 6th series of unsecured straight bonds issued by the Company and ¥2.2 billion to repay the outstanding zero coupon convertible bonds of the Company in December 2011. While the total amount of indebtedness increased in fiscal year 2012, interest expense decreased as Ricoh reduced the outstanding long-term debt securities of IKON (which had a higher interest rate) and replaced such borrowing with borrowings in Japan (which have lower interest rates). Due primarily to the increase in short-term borrowings and long-term indebtedness compared to fiscal year 2011, net cash provided by financing activities exceeded the net cash used in financing activities for fiscal year 2012.

For fiscal year 2011, net cash used in financing activities consisted primarily of ¥87.9 billion to repay outstanding long-term debt securities, ¥92.7 billion to repay debt with original maturities of more than three months, ¥31.8 billion of net decrease in debt with original maturities of three months or less and ¥23.9 billion to pay dividends, which were partially offset by ¥79.7 billion of proceeds received from the issuance of long-term debt securities and ¥64.4 billion of proceeds received from debt with original maturities of more than three months. The Company issued the 9th series of unsecured straight bonds in the amount of ¥40.0 billion and the 10th series of unsecured straight bonds in the amount of ¥20.0 billion in June 2010. Ricoh Leasing Co., Ltd. issued the 13th series of unsecured straight bonds in the amount of ¥20.0 billion in May 2010. Proceeds from the issuance of long-term debt securities totaled ¥79.7 billion net of issuance costs. In December 2010, ¥52.8 billion aggregate principal amount of zero coupon convertible bonds (constituting a portion of the total outstanding principal amount thereof) were redeemed before maturity, upon the exercise of put options granted to the holders of the bonds. Ricoh redeemed bonds issued by IKON by way of a tender offer and subsequent retirement of bonds before maturity in the amount of ¥25.1 billion. Ricoh Leasing Co., Ltd. repaid unsecured straight bonds in the amount of ¥10.0 billion in December 2010 upon maturity. Repayments of long-term debt securities totaled ¥87.9 billion.

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

As of March 31, 2013, Ricoh had ¥117.0 billion in cash and cash equivalents and ¥703.6 billion in aggregate borrowing facilities. Of the ¥703.6 billion in aggregate borrowing facilities, ¥639.5 billion was available to be borrowed by Ricoh as of March 31, 2013. As of March 31, 2013, the amounts available by bank loans and commercial paper were ¥363.4 billion and ¥276.1 billion, respectively. Ricoh Leasing Co., Ltd. has committed credit lines with several banks having credit ratings satisfactory to Ricoh in the aggregate amount of ¥50.0 billion. This ¥50.0 billion committed credit line amount of Ricoh Leasing Co., Ltd. is included in the ¥703.6 billion figure for aggregate borrowing facilities.

The Company, Ricoh Leasing Co., Ltd. and certain overseas subsidiaries raise capital by issuing commercial paper and long-term debt securities in various currencies. Ricoh Leasing Co., Ltd. and certain overseas subsidiaries of the Company issue commercial paper to meet their short-term funding requirements. Utilization of such capacity depends on Ricoh’s financing needs, investor demand and market conditions, as well as the ratings outlook for Ricoh’s securities. Interest rates for commercial paper issued by the Company and its subsidiaries ranged from 0.10% to 0.38%, interest rates for bank loans ranged from 0.10% to 10.50% and interest rates for long-term debt securities ranged from 0.35% to 7.30% during fiscal year 2013. For fiscal year 2013, the Company and its subsidiaries did not have any medium-term note programs.

The Company obtains ratings from the following major rating agencies: Standard & Poor’s Rating Services, a division of McGraw-Hill Companies, Inc. (“S&P”), Moody’s Investors Services (“Moody’s”), and another local rating agency in Japan. As of March 31, 2013, S&P assigned long-term and short-term credit ratings for the Company of A and A-1, respectively, and Moody’s assigned a short-term credit rating for the Company of P-1.

While some of its subsidiaries may be restricted from paying dividends for various reasons, such as capital adequacy requirements, Ricoh does not expect such restrictions to have a significant impact on its ability to meet its cash obligations.

As is customary in Japan, substantially all of the bank loans are subject to general agreements with each lending bank which provide, among other things, that the bank may request additional security for loans if there is reasonable and probable cause for the necessity of such additional security and the bank may treat any security furnished, as well as any cash deposited in such bank, as security for all present and future indebtedness. The Company has never been requested to furnish such additional security. In some cases, the Company’s long-term debt securities contain customary covenants, including a “limitation on liens” covenant. The Company was in compliance with the covenants in its bank agreements and securities as of March 31, 2013. The Company is not subject to any covenants limiting its ability to incur additional indebtedness. For additional detail regarding these securities, see Note [11] to the Consolidated Financial Statements.

Cash Requirements and Commitments

Ricoh believes that its cash and cash equivalents and funds expected to be generated from its operations are sufficient to meet its cash requirements at least through fiscal year 2014. Even if there were a decrease in cashflows from operations as a result of fluctuations in customer demands from one year to another due to unexpected changes in global economic conditions, Ricoh believes that current funds on hand along with funds available under existing borrowing facilities would be sufficient to finance its anticipated operations. In addition, Ricoh believes that it is able to secure adequate resources to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects through its access to the financial and capital markets. While interest rates of such instruments may fluctuate, Ricoh believes that the effect of such fluctuations will not significantly affect Ricoh’s liquidity, mainly due to the adequate amount of Ricoh’s cash and cash equivalents on hand, stable cashflow generated from its operating activities and group-wide cash management system.

Ricoh expects that its capital expenditures for fiscal year 2014 will amount to approximately ¥89.0 billion, which will principally be used for investments in manufacturing facilities of digital and networking equipment with new engines, toners, thermal media and optical equipment. In addition, Ricoh is obligated to repay long-term indebtedness in the aggregate principal amount of ¥161.1 billion during fiscal year 2014, and in the aggregate principal amount of ¥350.6 billion during fiscal years 2015 through 2017.

The Company and certain of its subsidiaries have various employee pension plans covering all of their employees. As described in Note [12] to the Consolidated Financial Statements, the unfunded portion of these employee pension plans amounted to ¥163.0 billion as of March 31, 2013. The unfunded amount was recorded as an asset of ¥3.9 billion and a liability of ¥167.0 billion on the consolidated balance sheet of Ricoh as of March 31, 2013. The amounts contributed to pension plans for fiscal years 2011, 2012 and 2013 were ¥14.4 billion, ¥12.1 billion and ¥13.4 billion, respectively.

Ricoh believes that its cashflow from operating and investing activities together with existing lines of credit and borrowing facilities constitute adequate sources of funding to satisfy its liquidity needs and future obligations as described above. Ricoh’s management is of the opinion that Ricoh’s working capital is sufficient for its present requirements.

As of March 31, 2013, ¥74.0 billion of cash and cash equivalents are held by Ricoh’s foreign subsidiaries. If these funds are needed for Ricoh’s operations in Japan, Ricoh would be required to accrue and pay Japanese taxes to repatriate these funds. However, Ricoh’s intent is to permanently reinvest these funds outside of Japan and Ricoh’s current plans do not make it necessary for it to repatriate them to fund its operations in Japan.

C. Research and Development, Patents and Licenses

Research and Development

Since its formation, Ricoh’s basic management philosophy has been to contribute to society by developing and providing innovative and useful products with an emphasis on the relationship between people and information. Based on this management philosophy, Ricoh undertakes a variety of R&D activities to develop new technologies, products and systems to facilitate better communication. The Research and Development Group function as the headquarters of Ricoh’s R&D activities, which are conducted at its R&D bases throughout Japan and certain satellite R&D bases overseas. Ricoh conducts a wide range of R&D activities, from seeds research (i.e., early stage research) to research in elemental technologies, product applications and manufacturing technologies, including environmental technologies.

In Japan, Ricoh conducts basic and advanced research in connection with optical technologies, new materials, devices, information electronics, environmental technologies and software technologies as well as elemental development for new products. In addition, Ricoh has established satellite R&D bases in the United States, China and India through which it conducts R&D activities that focus on developing products that can be marketed globally and that take into consideration the needs of such particular geographic area. All aspects of Ricoh’s research efforts are focused on developing products and services that are suitable for the new work environment. Ricoh also engages in R&D activities to protect the environment in every stage of each of its products’ life cycles to realize Ricoh’s three core values of “harmonizing with the environment (i.e., reducing and minimizing environmental impact),” “simplifying your life and work (i.e., enhancing user friendliness and striving towards simplification),” and “supporting knowledge management (i.e., offering solutions to process information).” For fiscal years 2011, 2012 and 2013, Ricoh’s consolidated R&D expenditures totaled ¥110.5 billion, ¥119.0 billion and ¥112.0 billion, respectively.

Out of total consolidated R&D expenditures of ¥112.0 billion for fiscal year 2013, ¥84.2 billion was used for R&D activities relating to the Imaging & Solutions operating segment. Ricoh’s R&D activities in the Imaging & Solutions operating segment continued to include (1) designing new optical designs for copiers, printers and production printing products, (2) developing imaging data processing technology, (3) developing electrophotographic and inkjet supply technology, (4) advancing elemental technology for the next-generation of image producing engines, (5) developing cutting edge software technology and (6) developing applications for the advancement of IT solutions.

Out of total consolidated R&D expenditures of ¥112.0 billion for fiscal year 2013, ¥8.1 billion was used for R&D activities relating to the Industrial Products operating segment. In the Industrial Products operating segment, Ricoh’s R&D activities continued to include (1) developing cameras and lenses for FA, (2) developing RECO-View RF(IC) tag series which is a unique product line combining RF tags with rewriting capability, (3) developing photo (UV)-curable Inkjet Ink that significantly reduces skin allergies.

Out of total consolidated R&D expenditures of ¥112.0 billion for fiscal year 2013, ¥1.7 billion was used for R&D activities relating to the Other operating segment. In this segment, Ricoh continued to develop its image capturing device technology for digital cameras and its related applications technology.

In addition, Ricoh continues to engage in the development of its fundamental research fields, which focus on R&D activities that can be applied to various products and that are difficult to categorize into a specific operating segment. Out of total consolidated R&D expenditures of ¥112.0 billion for fiscal year 2013, ¥18.0 billion was used for R&D activities relating to fundamental research fields. Such R&D activities include R&D in nanotechnology, micro-machining, general technologies in measuring, analysis and simulation, new materials and devices, next-generation image display technologies, manufacturing technology, system software modules, photonics technology for high speed and high quality image processing, the next-generation of office systems and office solutions, and environmental technologies.

For a summary of Ricoh’s R&D expenditures for fiscal years 2011, 2012 and 2013, see Note [23] to the Consolidated Financial Statements.

Patents and Licenses

Ricoh owns approximately 46,800 patents as of March 31, 2013 on a worldwide basis, and has a large number of licenses under various agreements with Japanese and foreign companies. Although patents and licenses are important to Ricoh, it does not believe that the expiration of any single patent or group of related patents or the termination of any licensing agreement or group of related licensing agreements will materially affect its business.

The following table lists some of the important patent and licensing agreements which the Company is currently a party to:

Counterparty	Country and Region	Summary of the Contract	Contract Term

International Business Machines Corporation	USA	Comprehensive cross license patent agreement relating to the information processing technology area (reciprocal agreement)	March 28, 2007 to expiration date of the patent subject to the agreement

ADOBE Systems Incorporated	USA	Patent licensing agreements relating to development on printer software and sales (the counterparty as the licensee)	January 1, 1999 to March 31, 2015

Lemelson Medical, Education & Research Foundation Limited Partnership	USA	Patent licensing agreement relating to computer image analysis and other products (the counterparty as the licensee)	March 31, 1993 to expiration date of the patent subject to the agreement

Canon Inc.	Japan	Patent licensing agreement relating to office equipment (reciprocal agreement)	October 1, 1998 to expiration date of the patent subject to the agreement

KYOCERA Document Solutions Inc.	Japan	Patent licensing agreement relating to method of controlling multi function peripheral (the Company as the licensor)	January 1, 2012 to December 31, 2018

KYOCERA Document Solutions Inc.	Japan	Patent licensing agreement relating to facsimile functions (the Company as the licensor)	June 1, 2012 to May 31, 2017

Hitachi, Ltd.	Japan	Patent licensing agreement relating to optical record and playback equipment, and multi function peripheral (reciprocal agreement)	January 1, 2007 to December 31, 2013

Sony Corporation	Japan	Patent licensing agreements relating to optical disks (the Company as the licensor ) and digital cameras (reciprocal agreement)	April 1, 2009 to March 31, 2018

Brother Industries, Ltd.	Japan	Patent licensing agreement relating to digital photography (the Company as the licensor)	October 1, 2009 to September 30, 2014

Quantum Storage Inc.	Taiwan	Patent licensing agreement relating to optical disc (the Company as the licensor)	February 22, 2011 to February 22, 2016

Hewlett-Packard Company	USA	Comprehensive cross license patent agreement relating to the document processing system area (reciprocal agreement)	October 31, 2011 to expiration date of the patent subject to the agreement

D. Trend Information

See “OVERVIEW” above and “Cautionary Statement With Respect to Forward-Looking Statements” in this Annual Report.

E. Off-Balance Sheet Arrangements

Ricoh acts as a guarantor for some of its employees’ housing loans, whose arrangements are not included on Ricoh’s consolidated balance sheets. As of March 31, 2013, the total amount of such guarantees was ¥8 million.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth Ricoh’s contractual obligations as of March 31, 2013.

	Millions of Yen Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
CONTRACTUAL OBLIGATIONS
Long-term Debt Obligations	¥637,561	¥161,180	¥273,636	¥159,065	¥43,680
Interest Expense Associated with Long-term Debt Obligations	15,698	5,145	5,201	2,242	3,110
Capital (Finance) Lease Obligations	1,952	879	562	342	169
Operating Lease Obligations	79,959	24,001	32,456	12,374	11,128
Purchase Obligations	40,539	40,539	—	—	—

TOTAL	¥775,709	¥231,744	¥311,855	¥174,023	¥58,087

Ricoh expects to contribute ¥15.3 billion to its pension plan during fiscal year 2014 and is currently unable to predict funding requirements for periods beyond fiscal year 2014 due to uncertainties related to changes in actuarial assumptions, return on plan assets and changes to plan membership.

Ricoh had operating lease commitments with rental payments totaling ¥47.5 billion for fiscal year 2013.

G. Safe Harbor

See “Cautionary Statement With Respect to Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Audit & Supervisory Board Members of the Company as of June 21, 2013 were as follows:

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Shiro Kondo (October 7, 1949)	Chairman of the Board and Representative Director	Apr. 1973	Joined the Company
		June 2000	Senior Vice President
		Oct. 2000	General Manager of Imaging System Business Group
		June 2002	Executive Vice President
		Oct. 2004	General Manager of MFP Business Group
		June 2005	Director
		June 2005	Corporate Executive Vice President
		Apr. 2007	Representative Director (Current)
		Apr. 2007	President
		Apr. 2007	CEO (Chief Executive Officer)
		Apr. 2013	Chairman (Current)
		Apr. 2013	Chairman of the Board (Current)
Principal business activities and other principal directorships performed outside of Ricoh:
Representative of Asahi Mutual Life Insurance Company Director of COCA-COLA WEST COMPANY, LIMITED

Zenji Miura (January 5, 1950)	Representative Director	Apr. 1976	Joined the Company
		Jan. 1993	President of Ricoh France S.A.
		Oct. 2000	Senior Vice President
		Oct. 2000	General Manager of Finance and Accounting Division
		June 2003	Executive Vice President
		June 2004	Managing Director
		June 2005	Director
		June 2005 June 2005	Corporate Executive Vice President CFO (Chief Financial Officer)
		Apr. 2006	CIO (Chief Information Officer)
		Apr. 2006	General Manager of Corporate Planning Division
		Apr. 2009	CSO (Chief Strategy Officer)
		Apr. 2011	Representative Director (Current)
		Apr. 2011	Deputy President
		Oct. 2011	General Manager of Imaging Systems Business Group
		Apr. 2012	Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc.
		May 2012	General Manager of Americas Marketing Group
		Apr. 2013	President (Current)
		Apr. 2013	CEO (Chief Executive Officer) (Current)

Principal business activities and other principal directorships performed outside of Ricoh:
Director of Nippon Venture Capital Co., Ltd. Audit & Supervisory Board Member of COCA-COLA WEST COMPANY, LIMITED

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Shiro Sasaki (December 23, 1949)	Director	Apr. 1972	Joined the Company
		Apr. 2000	President of Gestetner Holdings PLC
		Apr. 2002	President of NRG Group PLC
		June 2004	Group Executive Officer, Senior Vice President
		Apr. 2006	Chairman of Ricoh Europe B.V.
		Apr. 2006	Chairman of NRG Group PLC
		Apr. 2007	Chairman of Ricoh Europe, PLC
		Apr. 2007	Chairman of Ricoh Europe (Netherlands) B.V.
		June 2009	General Manager of Europe Marketing Group
		June 2010	Director (Current)
		Apr. 2011	Corporate Executive Vice President (Current)
		Apr. 2011	General Manager of Production Printing Business Group (Current)
		Apr. 2011	Chairman and CEO (Chief Executive Officer) of Ricoh Production Print Solutions, LLC (Current)
		Apr. 2011	General Manager of Trade Affairs & Export/Import Administration Division (Current)
		June 2012	CMO (Chief Marketing Officer) (Current)

Nobuo Inaba (November 11, 1950)	Director	Apr. 1974	Joined the Bank of Japan
		May 1992	Director, Head of Securities Division, Credit and Market Management Department of the Bank of Japan
		May 1994	Director, Head of Planning Division Policy Planning Office of the Bank of Japan
		May 1996	Deputy Director-General, Policy Planning Office of the Bank of Japan
		Apr. 1998	Deputy Director-General (Adviser), Policy Planning Office of the Bank of Japan
		Apr. 2000	Adviser to the Governor Monetary Policy Studies Department, Policy Planning Office of the Bank of Japan
		June 2001	Director-General, Information System Services Department of the Bank of Japan
		June 2002	Director-General, Bank Examination and Surveillance Department of the Bank of Japan
		May 2004	Executive Director, Financial System Stability of the Bank of Japan
		May 2008	Joined the Company
		May 2008	Executive Advisor
		Apr. 2010	President of Ricoh Institute of Sustainability and Business (Current)
		June 2010	Director (Current)
		June 2010	Corporate Executive Vice President (Current)
		June 2012	CIO (Chief Information Officer) (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Yohzoh Matsuura (April 15, 1956)	Director	Apr. 1980	Joined the Company
		Oct. 2004	General Manager of Imaging Engine Development Division
		Apr. 2008	Corporate Vice President
		Apr. 2010	Corporate Senior Vice President
		July 2010	General Manager of MFP Business Group (Current)
		Apr. 2011	General Manager of Controller Development Division
		June 2012	Director (Current)
		June 2012	Corporate Executive Vice President (Current)
		June 2012	In charge of environmental management
		Apr. 2013	General Manager of Research and Development Group (Current)

Yoshinori Yamashita (August 22, 1957)	Director	Mar. 1980	Joined the Company
		Apr. 2008	President of Ricoh Electronics, Inc.
		Apr. 2010	Group Executive Officer, Corporate Vice President
		Apr. 2011	Corporate Senior Vice President
		Apr. 2011	General Manager of Corporate Planning Division (Current)
		June 2012	Director (Current)
		June 2012	Corporate Executive Vice President (Current)
		Apr. 2013	In charge of Internal Management and Control (Current)

Kunihiko Satoh (October 21, 1956)	Director	Mar. 1979	Joined the Company
		June 2005	Corporate Vice President
		Apr. 2007	Group Executive Officer, Corporate Vice President
		Apr. 2009	Representative Director, President of Ricoh Kansai Co., Ltd.
		Oct. 2011	Corporate Senior Vice President
		Oct. 2011	Representative Director, President and CEO (Chief Executive Officer) of Ricoh Japan Corporation (Current)
		Oct. 2011	General Manager of Japan Marketing Group (Current)
		June 2012	Director (Current)
		June 2012	Corporate Executive Vice President (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Kenichi Kanemaru (November 19, 1952)	Director	Apr. 1973	Joined the Company
		June 1999	President of Ricoh UK Products Ltd.
		June 2004	Group Executive Officer, Senior Vice President
		Oct. 2004	Senior Vice President
		Apr. 2006	General Manager of Imaging System Production Business Group
		Apr. 2008	Corporate Senior Vice President
		Apr. 2008	General Manager of Production Business Group
		Feb. 2011	General Manager of Global Procurement Division (Current)
		June 2013	Director (Current)
		June 2013	Corporate Executive Vice President (Current)
		June 2013	CHO (Chief Human Resource Officer) (Current)
		June 2013	In charge of Corporate Social Responsibility (Current)
		June 2013	In charge of environmental management (Current)

Mochio Umeda (August 30, 1960)	Outside Director	Jan. 1988	Joined Arthur D. Little (Japan) Inc.
		Oct. 1994	Director of Arthur D. Little, Inc.
		May 1997	Founded MUSE Associates, LLC. (U.S.A)
		May 1997	President of MUSE Associates, LLC. (U.S.A) (Current)
		Aug. 2000	Founded Pacifica Fund I, LP.
		Aug. 2000	Managing Director of Pacifica Fund I, LP. (Current)
		June 2010	Outside Director (Current)
		Mar. 2012	Outside Director of ASATSU-DK INC. (Current)
		June 2012	Founded MUSE ASSOCIATES INC.
		June 2012	President of MUSE ASSOCIATES INC. (Current)

Kunio Noji (November 17, 1946)	Outside Director	Apr.1969	Joined KOMATSU LTD.
		June 1997	Director of KOMATSU LTD.
		June 2001	Managing Director and President of Production Division and e-Komatsu Technical Center of KOMATSU LTD.
		Apr. 2003	Director and Senior Executive Officer, President of Construction & Mining Equipment Marketing Division of KOMATSU LTD.
		Apr. 2005	Supervising Construction & Mining Equipment Business and e-Komatsu technical Center of KOMATSU LTD.
		July 2006	General Manager of KOMATSU Way Division of KOMATSU LTD
		June 2007	President and CEO of KOMATSU LTD.
		June 2012	Outside Director (Current)
		Apr. 2013	Chairman of the Board of KOMATSU LTD. (Current)
		June 2013	Outside Director of NEC Corporation (Current)

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Kunihito Minakawa (August 15, 1954)	Audit & Supervisory Board Member	Apr. 1978 Jan. 2008	Joined the Company General Manager of Business Strategy & Planning Center of International Business Group
		Apr. 2009	General Manager of Finance and Accounting Division
		Jan. 2010	General Manager of Group Management System Planning Office of Finance and Accounting Division
		Apr. 2010	Corporate Vice President
		Apr. 2011	General Manager of CRGP Office
		Apr. 2012	Corporate Senior Vice President
		June 2013	Audit & Supervisory Board Member (Current)

Mitsuhiro Shinoda (November 23, 1953)	Audit & Supervisory Board Member	Apr. 1978	Joined the Company
		Oct. 2000	General Manager of Group Management Department of Corporate Planning Division
		Apr. 2001	General Manager of Audit Office
		June 2003	General Manager of Finance Department of Finance and Accounting Division
		Nov. 2004	General Manager of Internal Management & Control Office of Finance and Accounting Division
		Apr. 2007	General Manager of Internal Management & Control Division
		June 2011	Audit & Supervisory Board Member (Current)

Takao Yuhara (June 7, 1946)	Outside Audit & Supervisory Board Member	Apr. 1969	Joined Nippon Chemical Industrial Co., Ltd.
		May 1971	Joined SONY CORPORATION
		June 2003	Corporate Executive Officer and Group CFO (Chief Financial Officer) of SONY CORPORATION
		Dec. 2007	Managing Executive Officer of ZENSHO CO., LTD. (ZENSHO CO., Ltd. is changed its name to ZENSHO HOLDINGS CO., Ltd. in October. 2011)
		June 2008	Outside Audit & Supervisory Board Member (Current)
		May 2011	Managing Director and CFO of ZENSHO CO., LTD.

Name (Date of Birth)	Current Position (Function/Business area)	Date	Business Experience
Kimitoshi Yabuki (August 22, 1956)	Outside Audit & Supervisory Board Member	Apr. 1987	Qualified as an attorney-at-law in Japan
		Apr. 1987	Joined Nagashima & Ohno
		Sep. 1991	Graduated from Columbia Law School, NY (LLM)
		Sep. 1991	Joined Covington and Burling in Washington DC and Brussels
		May 1996	Joined Yabuki Law Office (Current)
		Mar. 2000	Outside Audit & Supervisory Board Member of UPS Japan K.K.
		June 2008	Outside Director of the Board of Eisai Co., Ltd.,
		June 2013	Outside Audit & Supervisory Board Member (Current)

Kiyohisa Horie (March 7, 1948)	Substitute Audit & Supervisory Board Member	Apr.1970	Joined Horie Morita Audit Office (now: Meiji Audit Corporation)
Joined Showa Accounting Office
		Aug.1980	Registered as Certified Public Accountant
		Mar.1988	Registered as Tax Accountant
		Apr.1988	Senior Partner of Meiji Audit Corporation (Current)
		May.1988	Representative Director of Showa Accounting Office (Current)
		May.1988	Managing Partner of Meiji Audit Corporation (Current)
		May.1998	Vice-Chairman & Managing Partner of Meiji Audit Corporation (Current)

Directors and Audit & Supervisory Board Members are elected at a general meeting of shareholders for two and four years terms, respectively, and may serve any number of consecutive terms. The Board of Directors appoints from among its members a Chairman and one or more Representative Directors in accordance with the Corporation Law of Japan.

The Company maintains an executive officer system and under such system there are 28 such officers each with one of the following roles:

•	Executive officers: Oversee operations under the authority granted from the president and report to the president.

•	Group executive officers: Assist the president with the management of Ricoh group.

Executive Officers of the Company as of June 21, 2013 were as follows:

Name	Current Position (Function/Business area)	Date	Business Experience
Shiro Kondo (October 7, 1949)	Chairman and Chairman of the Board	See above for his business experience and other information.

Zenji Miura (January 5, 1950)	President and Chief Executive Officer	See above for his business experience and other information.

Shiro Sasaki (December 23, 1949)	Corporate Executive Vice President (Chief Marketing Officer)	See above for his business experience and other information.

(General Manager of Production Printing Business Group)

(General Manager of Trade Affairs & Export/Import Administration Division)

(Chairman and CEO (Chief Executive Officer) of Ricoh Production Print Solutions LLC)

Nobuo Inaba (November 11, 1950)	Corporate Executive Vice President (Chief Information Officer) (President of Ricoh Institute of Sustainability and Business)	See above for his business experience and other information.

Yohzoh Matsuura (April 15, 1956)	Corporate Executive Vice President (General Manager of MFP Business Group) (General Manager of Research and Development Group)	See above for his business experience and other information.

Yoshinori Yamashita (August 22, 1957)	Corporate Executive Vice President (In charge of Internal Management and Control) (General Manager of Corporate Planning Division)	See above for his business experience and other information

Kunihiko Satoh (October 21, 1956)	Corporate Executive Vice President (Representative Director, President and CEO (Chief Executive Officer) of Ricoh Japan Corporation (General Manager of Japan Marketing Group)	See above for his business experience and other information

Kenichi Kanemaru (November 19, 1952)

Corporate Executive Vice President

(CHO (Chief Human Resource Officer))

(In charge of Corporate Social Responsibility)

(In charge of environmental management)

(General Manager of Global Procurement Division)

See above for his business experience and other information

Name	Current Position (Function/Business area)	Date	Business Experience
Soichi Nagamatsu	Corporate Senior Vice President	July 2004	Joined the Company
(March 25, 1951)	(General Manager of Legal & Intellectual Property Division) (General Manager of Network Appliance Business Group)	July 2004	Deputy General Manager of Research and Development Group
		Apr. 2006	Corporate Vice President
		Apr. 2006	General Manager of Research and Development Group
		Apr. 2006	General Manager of Corporate Technology Planning Division
		Apr. 2007	General Manager of Office System Development Center of Research and Development Group
		Dec. 2007	General Manager of Advanced Prototyping Center of Research and Development Group
		Apr. 2008	General Manager of Corporate Technology Development Group
		Apr. 2008	General Manager of Office Solution Technology Development Center of Corporate Technology Development Group
		Apr. 2008	General Manager of Advanced Technology R&D Center of Research and Development Group
		Apr. 2008	Chairman of Ricoh Software Research Center (Beijing) Co., Ltd.
		Apr. 2009	General Manager of Corporate Planning Division
		Oct. 2009	General Manager of New Business Development Center of Corporate Planning Division
		Apr. 2010	Corporate Senior Vice President (Current)
		Apr. 2011	General Manager of Network Appliance Business Group (Current)
		Oct. 2011	General Manager of Eco Solution Division
		Apr. 2012	General Manager of Eco Solution Center of Network Appliance Business Group
		Apr. 2013	General Manager of Legal & Intellectual Property Division (Current)

Kenichi Matsubayashi	Corporate Senior Vice President (General Manager of Chemical Technology & Products Business Group)	Apr. 1971	Joined the Company
(June 5, 1948)		Apr. 2001	Deputy General Manager of RS Products Division of Production Business Group
		Apr. 2003	Deputy General Manager of Procurement Control Center of Production Business Group
		Oct. 2003	General Manager of RS Products Division of Production Business Group
		June 2005	Corporate Vice President
		Oct. 2008	Representative Director, President of Yamanashi Electronics Co., Ltd.
		Apr. 2011	Corporate Senior Vice President (Current)
		Oct. 2012	General Manager of Chemical Technology & Products Business Group (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Hidetsugu Nonaka	Corporate Senior Vice President	Apr. 1978	Joined the Company
(December 5, 1953)	(General Manager of Global Marketing Group)	Apr. 2006	General Manager of Document Solutions & Services Devision
	(General Manager of China & Emerging Markets Strategy Center of Global Marketing Group)	Apr. 2009	Corporate Vice President
		June 2009	Associate Director
		Apr. 2011	Deputy General Manager of Global Marketing Group
		Apr. 2012 Apr. 2012	Corporate Senior Vice President (Current) General Manager of Global Marketing Group (Current)
		Apr. 2012	General Manager of Service & Support Center of Global Marketing Group
		Apr. 2012	Chairman of Ricoh China Co., Ltd.
		May 2012	General Manager of Imaging Product Business Center of Global Marketing Group
		Apr. 2013	General Manager of China & Emerging Markets Strategy Center of Global Marketing Group (Current)

Katsumi Kurihara	Corporate Senior Vice President (General Manager of Quality of Management Division) (General Manager of Process Innovation Group)	Apr. 1978	Joined the Company
(March 24, 1956)		Apr. 2006	General Manager of Engineering Process Innovation Center of MFP Business Group
		Apr. 2007	Deputy General Manager of Office Business Planning Center
		Apr. 2007	General Manager of Engineering Process Innovation Center of Office Business Planning Center
		Apr. 2009	General Manager of Quality of Management Division (Current)
		Apr. 2010	Corporate Vice President
		Apr. 2011	General Manager of Quality and Process Innovation Center of Quality Management Division
		Oct. 2011	Deputy General Manager of Business Process Reengineering Group
		Oct. 2011	General Manager of Quality and Process Innovation Center of Quality of Management Division
		Apr. 2012	Corporate Senior Vice President (Current)
		Apr. 2012	Deputy General Manager of Process Innovation Group
		June 2012	General Manager of Process Innovation Group (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Seiji Sakata (September 12, 1958)	Corporate Senior Vice President (General Manager of Human Resources Division) (General Manager of Corporate Sports Promotion Center)	Apr. 1981	Joined the Company
		Apr. 2008	Deputy General Manager of MFP Business Group
		Oct. 2008	General Manager of 2nd Designing Center of MFP Business Group
		Apr. 2009	General Manager of Controller Development Division
		Apr. 2010	Corporate Vice President
		Apr. 2011	General Manager of Human Resources Division (Current)
		Apr. 2011	General Manager of General Administration Corporate Strategic Center of Human Resources Division
		Apr. 2011	Deputy General Manager of Corporate Sports Promotion Center
		Apr. 2012	Corporate Senior Vice President (Current)
		Oct. 2012	General Manager of General Administration Strategic Center
		Oct. 2012	General Manager of Corporate Sports Promotion Center (Current)

Daisuke Segawa (July 21, 1954)	Corporate Senior Vice President (General Manager of Finance and Accounting Division)	Mar. 1980	Joined the Company
		Oct. 2004	General Manager of Corporate Planning Division
		June 2005	Corporate Vice President
		Apr. 2006	General Manager of Finance and Accounting Division
		July 2008	Group Executive Officer, Corporate Vice President
		Apr. 2009	Associate Director
		May 2009	President and CEO (Chief Executive Officer) of InfoPrint Solutions Company, LLC
		June 2009	Group Executive Officer, Corporate Vice President
		Dec. 2010	General Manager of NPPC Preparation Office
		Apr. 2011	Deputy General Manager of Production Printing Business Group
		Apr. 2011	President and COO (Chief Operating Officer) of Ricoh Production Print Solutions, LLC.
		Apr. 2013	Associate Director
		Apr. 2013	Deputy General Manager of Finance and Accounting Division
		June 2013	Corporate Senior Vice President (Current)
		June 2013	General Manager of Finance and Accounting Division (Current)

Masayuki Ishihara (August 20, 1956)	Corporate Senior Vice President (General Manager of Production Business Group) (President of RICOH Industry Co., Ltd.)	Mar. 1979	Joined the Company
		Apr. 2011	Deputy General Manager of Production Business Group
		Apr. 2012	Corporate Vice President
		Apr. 2012	General Manager of Production Business Group (Current)
		July 2012	General Manager of Service Parts Center of Production Business Group
		Apr. 2013	Corporate Senior Vice President (Current)
		Apr. 2013	President of RICOH Industry Co., Ltd. (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Katsunori Nakata (November 4,1961)	Corporate Senior Vice President (General Manager of Imaging Systems Business Group) (General Manager of Industrial Optical Systems Division of Imaging Systems Business Group)	Apr. 1985	Joined the Company
		Apr. 2012	Deputy General Manager of Imaging Systems Business Group
		Apr. 2012	General Manager of Industrial Optical Systems Division of Imaging Systems Business Group (Current)
		Apr. 2013	Corporate Senior Vice President (Current)
		Apr. 2013	General Manager of Imaging Systems Business Group (Current)

Junichi Matsuno (April 18, 1954)	Corporate Vice President (General Manager of GJ Design & Development Division)	Apr. 2008	Joined the Company
		Apr. 2009	General Manager of GJ Design & Development Division (Current)
		Apr. 2009	General Manager of Technology Strategy Center of GJ Design & Development Division
		Apr. 2010	Corporate Vice President (Current)
		Apr. 2011	General Manager of GC Development Center of GJ Design & Development Division

Masahiro Nakamura (December 7, 1955)	Corporate Vice President (President of Electronic Devices Company) (Chairman of Ricoh Electronic Devices Shanghai Co., Ltd.)	Mar. 1979	Joined the Company
		Apr. 2011	Deputy President of Electronic Devices Company
		Oct. 2011 Oct. 2011	Corporate Vice President (Current) President of Electronic Devices Company (Current)
		Oct. 2011	Chairman of Ricoh Electronic Devices Shanghai Co., Ltd. (Current)

Hidenobu Endoh (January 17, 1959)	Corporate Vice President (General Manager of Printer Business Group)	Apr. 1981	Joined the Company
		Apr. 2007	General Manager of GJ Designing Center of Printer Business Group
		Oct. 2009 Apr. 2011	Deputy General Manager of Printer Business Group Corporate Vice President (Current)
		Apr. 2011	General Manager of Printer Business Group (Current)
		Oct. 2011	General Manager of Business Strategy Center of Printer Business Group

Kazuo Nishinomiya (August 22, 1960)	Corporate Vice President (President of PC Unit Products Company)	Apr. 1983	Joined the Company
		Jan. 2007	President of Ricoh Industrie France S.A.S.
		Feb. 2010	Deputy President of PC Unit Products Company
		Apr. 2010	President of PC Unit Products Company (Current)
		Apr. 2011	Corporate Vice President (Current)

Hisao Murayama (June 26, 1958)	Corporate Vice President (General Manager of Imaging Engine Development Division)	Mar. 1981	Joined the Company
		Apr. 2011	General Manager of Imaging Engine Development Division (Current)
		Apr. 2012	Corporate Vice President (Current)
		Apr. 2012	General Manager of Platform Development Center of Imaging Engine Development Division

Name	Current Position (Function/Business area)	Date	Business Experience
Yasutomo Mori (December 5, 1960)

Corporate Vice President

(Deputy General Manager of Chemical Technology & Products Business Group)

(Chairman of Ricoh Thermal Media (Beijing) Co., Ltd.)

(Chairman of Ricoh Thermal Media (Wuxi) Co., Ltd.)

(Chairman of Ricoh International (Shanghai) Co., Ltd.)

(Chairman of Ricoh Thermal Media Asia Pacific Private Limited)

		Mar. 1986	Joined the Company
		Apr. 2011	President of Thermal Media Company (Current)
		Apr. 2011	Chairman of Ricoh Thermal Media (Beijing) Co., Ltd. (Current)
		Apr. 2011	Chairman of Ricoh Thermal Media (Wuxi) Co., Ltd. (Current)
		Apr. 2011	Chairman of Ricoh International (Shanghai) Co., Ltd. (Current)
		Apr. 2012 Oct. 2012	Corporate Vice President (Current) Deputy General Manager of Chemical Technology & Products Business Group (Current)

Mariko Azuma (November 21,1952)	Corporate Vice President (General Manager of CSR and Environmental Management Division)	Apr. 1973	Joined the Company
		June 2007	General Manager of Corporate Social Responsibility Office
		Apr. 2013	Corporate Vice President (Current)
		Apr. 2013	General Manager of CSR and Environmental Management Division (Current)
Group Executive Officers of the Company as of June 21, 2013 were as follows:
Name	Current Position (Function/Business area)	Date	Business Experience
Sadahiro Arikawa (March 31, 1949)	Group Executive Officer, Corporate Senior Vice President (Representative Director, President of Ricoh Leasing Co., Ltd.)	Apr. 1971	Joined the Company
		Apr. 2001	General Manager of Fukuoka Branch of Marketing Group
		Dec. 2001	President of Ricoh Kyusyu Co., Ltd.
		Apr. 2004	General Manager of Major Accounts Marketing Division of Marketing Group
		June 2004	Senior Vice President
		June 2005	Corporate Vice President
		Apr. 2009	Associate Director
		June 2009	Representative Director, President of Ricoh Leasing Co., Ltd. (Current)
		June 2009	Group Executive Officer, Corporate Senior Vice President (Current)

Nobuaki Majima (May 24, 1952)	Group Executive Officer, Corporate Vice President (President of Ricoh Asia Pacific, Pte. Ltd.) (General Manager of Asia Pacific Marketing Group)	Apr. 1981	Joined the Company
		Apr. 2006	President of Ricoh Asia Pacific, Pte. Ltd. (Current)
		Apr. 2009	Group Executive Officer, Corporate Vice President (Current)
		June 2009	General Manager of Asia Pacific Marketing Group (Current)

Akira Oyama (January 6,1961)	Group Executive Officer, Corporate Vice President (CEO of Ricoh Europe PLC) (Chairman of Ricoh Europe B.V.) (General Manager of Europe Marketing Group)	July 1986	Joined the Company
		Apr. 2011	President and COO of Ricoh Europe PLC
		Aug. 2012	Group Executive Officer, Corporate Vice President (Current)
		Aug. 2012	CEO of Ricoh Europe PLC (Current)
		Aug. 2012	Chairman of Ricoh Europe B.V. (Current)
		Aug. 2012	General Manager of Europe Marketing Group (Current)

Name	Current Position (Function/Business area)	Date	Business Experience
Martin Brodigan (August 22, 1961)	Group Executive Officer, Corporate Vice President (Chairman and CEO of Ricoh Americas Corporation) (Chairman and CEO of Ricoh USA, Inc.) (General Manager of Americas Marketing Group)	Oct. 1991	Joined Gestetner Plc
		May 2012	Chairman and CEO of Ricoh Americas Corporation (Current)
		May 2012	Chairman and CEO of Ricoh USA, Inc. (Current)
		Apr. 2013	Group Executive Officer, Corporate Vice President (Current)
		Apr. 2013	General Manager of Americas Marketing Group (Current)

Jeffrey Briwick (May 8, 1963)	Group Executive Officer, Corporate Vice President (President and CEO of Ricoh Electronics, Inc.)	Dec. 1987	Joined Ricoh Electronics, Inc.
		Apr. 2009	EVP of California Operations Group, Ricoh Electronics, Inc.
		Apr. 2011	President and CEO of Ricoh Electronics, Inc. (Current)
		Apr. 2013	Group Executive Officer, Corporate Vice President (Current)

There are no family relationships between any Director, Audit & Supervisory Board Member or Executive Officer and any other Director, Audit & Supervisory Board Member or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director, Audit & Supervisory Board Member, Executive Officer, or a Group Executive Officer.

B. Compensation

The aggregate remuneration, including bonuses but excluding retirement allowances, for fiscal year 2013 to all Directors, Audit & Supervisory Board Members, Executive Officers and Group Executive Officers of the Company who served during fiscal year 2013 was ¥1,159 million.

Bonuses to be received by the director are determined by a resolution of an ordinary general meeting of shareholders of the Company. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income and are based on the Company’s financial performance for the fiscal year. During fiscal year 2014, the Company will pay bonuses in the total amount of ¥98 million to Directors as a group in their capacity as such (excluding bonuses for their services as employees) in respect of fiscal year 2014, as approved by the Company’s shareholders at the Ordinary General Meeting of Shareholders held on June 21, 2013.

In accordance with customary Japanese business practice, when a Director or Audit & Supervisory Board Member retires, a proposal to pay a lump-sum retirement allowance is submitted to the shareholders for their approval. After shareholders’ approval is obtained, the amount of the retirement allowance for a Director or Audit & Supervisory Board Member is fixed by the Board of Directors or Audit & Supervisory Board and generally reflects his remuneration and position at the time of retirement, the length of his service as a Director or Audit & Supervisory Board Member and his contribution to the Company’s performance. At the Ordinary General Meeting of Shareholders held on June 27, 2007, the shareholders approved the abolishment of this retirement allowance system. Accordingly, the Company will pay incumbent Directors and Audit & Supervisory Board Members their final retirement allowances corresponding to their tenure through June 27, 2007 in accordance with standards prescribed by the Company. The amount of such final retirement allowance through June 27, 2007 is ¥498 million, for which the Company has established a reserve.

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

C. Board Practices

Under the Corporation Law of Japan, all Directors and Audit & Supervisory Board Members shall be elected at the General Meeting of Shareholders. In general, under the Articles of Incorporation of the Company, the terms of office of Directors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last fiscal year ending within two years after their election, and the terms of office of Audit & Supervisory Board Members shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last fiscal year ending within four years after their election. However, both the Directors and Audit & Supervisory Board Members may serve any number of consecutive terms.

From among the Directors, the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the statutory authority to represent the Company in the conduct of its affairs.

The Audit & Supervisory Board Members of the Company are not required to be and are not certified public accountants. However, at least half of the Audit & Supervisory Board Members must be a person who has not been a Director, executive officer, manager, or employee of the Company or any of its subsidiaries prior to his or her election as an Audit & Supervisory Board Member. The Audit & Supervisory Board Members may not at the same time be Directors, executive officers, managers, or employees of the Company or any of its subsidiaries. Each Audit & Supervisory Board Member has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the administration by the Directors of the Company’s affairs. Audit & Supervisory Board Members are entitled and obligated to participate in meetings of the Board of Directors but are not entitled to vote. Under the Corporation Law, the Audit & Supervisory Board has a statutory duty to prepare and submit its audit report to the Board of Directors each year. An Audit & Supervisory Board Member may note his or her opinion in the audit report if it is different from the opinion of the Audit & Supervisory Board that is expressed in the audit report. The Audit & Supervisory Board is empowered to establish audit principles, the method of examination by the Audit & Supervisory Board Members of the Company’s affairs and financial position, and other matters concerning the performance of the Audit & Supervisory Board Members’ duties. The Company does not have an audit committee.

There are no Director’s service contracts with Ricoh providing for benefits upon termination of service. For additional information regarding director compensation, see Item 6.B.

D. Employees

The table below provides information about employees.

	As of March 31,
	2011	2012	2013
Categorized by Operating Segment
Imaging & Solutions	100,959	99,074	96,741
Industrial Products	3,056	3,101	3,247
Other	3,868	5,888	6,257
Headquarters	1,131	1,178	1,186

Total	109,014	109,241	107,431

Categorized by Geographic Location
Domestic	40,072	38,519	37,401
Overseas	68,942	70,722	70,030

Total	109,014	109,241	107,431

A union is organized in the Company and certain subsidiaries. There has been no significant labor dispute in fiscal year 2013 and Ricoh generally believes its employee relations to be good.

E. Share Ownership

The following table lists the number of Common Stock owned by each Director, Audit & Supervisory Board Member and Executive Officer of the Company as of June 21, 2013. None of the Company’s Directors, Audit & Supervisory Board Members or Executive Officers is a beneficial owner of more than 1% of the Company’s Common Stock. Collectively, the Directors, Audit & Supervisory Board Members and Executive Officers beneficially own approximately 0.03% of the total Company Common Stock issued.

Name	Position	Number of Shares
Shiro Kondo	Chairman of the Board and Representative Director	43,000
Zenji Miura	Representative Director	45,000
Shiroh Sasaki	Director	19,000
Nobuo Inaba	Director	11,000
Yozoh Matsuura	Director	4,000
Yoshinori Yamashita	Director	6,000
Kunihiko Satoh	Director	9,000
Kenichi Kanemaru	Director	9,000
Mochio Umeda	Outside Director	7,000
Kunio Noji	Outside Director	1,000
Mitsuhiro Shinoda	Audit & Supervisory Board Member	3,000
Kunihito Minakawa	Audit & Supervisory Board Member	3,000
Soichi Nagamatsu	Corporate Senior Vice President	7,000
Kenichi Matsubayashi	Corporate Senior Vice President	13,000
Hidetsugu Nonaka	Corporate Senior Vice President	5,000
Katsumi Kurihara	Corporate Senior Vice President	3,000
Seiji Sakata	Corporate Senior Vice President	5,000
Daisuke Segawa	Corporate Senior Vice President	1,000
Masayuki Ishihara	Corporate Senior Vice President	5,000
Katsunori Nakata	Corporate Vice President	6,000
Junichi Matsuno	Corporate Vice President	3,000
Masahiro Nakamura	Corporate Vice President	7,000
Kazuo Nishinomiya	Corporate Vice President	11,000
Hisao Murayama	Corporate Vice President	6,790
Mariko Azuma	Corporate Vice President	5,000
Sadahiro Arikawa	Corporate Senior Vice President	4,000
Nobuaki Majima	Corporate Vice President	9,000
Akira Oyama	Corporate Vice President	7,000

Total		257,790

All shares of Common Stock of the Company carry the same voting rights.

No options to purchase securities from the Company or any of its subsidiaries were outstanding on June 21, 2013.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Major shareholders that are beneficial owners of 5% or more of the Common Stock as of March 31, 2013 are as follows:

Title of Class	Name	Number of Shares Owned (in thousands)	Percentage of Outstanding Shares Owned
Common Stock	The Master Trust Bank of Japan, Ltd. (Trust account)	79,058	10.90%
Common Stock	Japan Trustee Services Bank, Ltd. (Trust account)	57,891	7.98
Common Stock	Nippon Life Insurance Company	36,801	5.08

The Master Trust Bank of Japan, Ltd. is a joint venture managed by Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company and the Norinchukin Trust and Banking Co., Ltd.

Japan Trustee Services Bank, Ltd. is a joint venture managed by Resona Bank, Ltd., the Sumitomo Trust and Banking Co., Ltd. and Chuo Mitsui Trust Holdings, Inc.

As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during fiscal year 2013. The major shareholders do not have different voting rights.

American Depositary Receipts (“ADRs”) evidencing American Depositary Shares are issued by The Bank of New York Mellon. The normal trading unit is 5 American Depositary Shares. As of March 31, 2013, 223,676 American Depositary Shares were held of record by one institutional registered holder in the United States of America.

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

For the years ended March 31, 2012 and 2013, Ricoh paid the consulting fee of ¥35 million and ¥25 million to MUSE Associates, LLC respectively, which were recorded in selling, general and administrative expenses. There are no account balances relating to this transaction at March 31, 2012 and 2013. Fees and other transaction terms are determined through negotiations, based on consideration of the general market transaction data.

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

	Tokyo Stock Exchange Price Per Share of Common Stock (Japanese Yen)		Over-the-Counter Market Price Per American Depositary Share (5 shares of Common Stock) (U.S. Dollars)
	High	Low	High	Low
Annual highs and lows
Fiscal Year 2009	1,986	770	93.50	41.50
Fiscal Year 2010	1,473	1,089	79.85	58.69
Fiscal Year 2011	1,647	818	87.95	53.25
Fiscal Year 2012	977	588	57.94	39.15
Fiscal Year 2013	1,113	486	62.11	31.69

Quarterly highs and lows
Fiscal Year 2012
1st quarter	977	825	57.94	50.11
2nd quarter	938	622	57.39	41.00
3rd quarter	711	599	46.05	39.15
4th quarter	852	588	50.42	39.23

Fiscal Year 2013
1st quarter	840	529	50.49	34.35
2nd quarter	738	486	46.85	31.69
3rd quarter	975	641	59.35	40.10
4th quarter	1,113	863	62.11	50.43

Monthly highs and lows
December 2012	975	730	59.35	44.90
January 2013	1,113	863	62.11	50.43
February 2013	1,064	933	57.10	51.48
March 2013	1,102	981	57.00	52.59
April 2013	1,239	919	62.39	50.76
May 2013	1,422	1,036	66.30	53.56

Notes:	(1)	Price per share of Common Stock is as reported by the TSE.
	(2)	Price per ADSs is based upon one ADS representing 5 shares of Common Stock as reported by the Over-the-Counter Market Bulletin Board®.

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

Directors

Under the Corporation Law, the Board of Directors has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Corporation Law, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The total amount of remuneration to Directors and to Audit & Supervisory Board Members is subject to approval at the General Meeting of Shareholders. Within such authorized amounts the Board of Directors and the Audit & Supervisory Board respectively determine the compensation to each Director and Audit & Supervisory Board Member.

Except as stated below, neither the Corporation Law nor the Company’s Articles of Incorporation make a special provision as to the Director’s or Audit & Supervisory Board Member’s power to vote in connection with their compensation, borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of the Company. The Corporation Law specifically requires the resolution of the Board of Directors for a corporation to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as managers (shihainin); to establish, change or abolish a material corporate organization such as a branch office; to decide certain important matters related to the offering as to subscription of bonds; to establish a system necessary to ensure appropriateness of business operations of a joint stock corporation (kabushiki kaisha), including compliance with the laws and regulations and the Articles of Incorporation by the Directors in performing their duties. The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company’s borrowing or lending of a significant amount of money or giving of a guarantee in a large amount.

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

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, accounting documents (financial statements) and the attachments thereto for dividends and other purposes; these documents are to be submitted to the Audit & Supervisory Board Members of the Company and to the Accounting Auditors and then submitted for approval by an annual Ordinary General Meeting of Shareholders, which is normally held in June of each year and the distribution of surplus (joyo-kin) is to be decided upon by shareholders at such Meeting. In addition to provisions for dividends, if any, and for the reserve, bonuses to Directors and Audit & Supervisory Board Members will also be decided upon at this Meeting. In addition to a distribution of annual dividends, the Board of Directors of the Company may by its resolution declare an interim dividend pursuant to Article 454, paragraph 5 of the Corporation Law to shareholders who are registered in the Company’s register of shareholders at the end of each September 30, subject to the limitations described below.

The Corporation Law provides that the Company may not make any distribution of surplus by way of dividends in cash unless it has set aside in its reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Audit & Supervisory Board Members) or equal to one-tenth of any interim dividend. The Corporation Law permits the Company to distribute surplus by way of dividends. First, surplus is calculated by adding (i), (ii), (iii) and (iv) described below and subtracting (v), (vi) and (vii) described below from such aggregate of (i) through (iv): (i) amount determined by subtracting the aggregate of (c), (d) and (e) described below from the aggregate of (a) and (b) described below as of the final date of the last fiscal year; (a) amount of assets, (b) the aggregate amount of the book value of the treasury stock, (c) amount of liabilities, (d) the aggregate amount of the stated capital and the reserve and (e) the aggregate of each amount entered under respective accounting titles (kanjo kamoku) set forth under the relevant Ordinance of the Ministry of Justice, (ii) amount determined by subtracting the book value of the treasury stock from the consideration for the treasury stock disposed of, if any, after the final date of the last fiscal year, (iii) amount of reduction of the stated capital, if any, after the final date of the last fiscal year, (iv) amount of reduction of the reserve, if any, after the final date of the last fiscal year, (v) book value of the treasury stock, if any, cancelled after the final date of the last fiscal year, (vi) amount determined by adding (a) through (c) described below in the event that surplus is distributed after the final date of the last fiscal year: (a) the aggregate of the book value of assets for distribution set forth under Article 454, paragraph 1, item 1 of the Corporation Law (regarding distribution of surplus), (b) the aggregate of each sum of the money given to the shareholders who exercised the right to monetary distribution set forth under Article 454, paragraph 4, item 1 of the Corporation Law (regarding distribution in kind) and (c) the aggregate of each sum of the money given to each shareholder holding shares of which number is less than a certain number to be set forth by the Company pursuant to Article 454, paragraph 4, item 2 of the Corporation Law (regarding distribution in kind), (vii) the aggregate of each amount entered under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice. Second, the distributable amount is calculated by subtracting the aggregate of (iii), (iv), (v) and (vi) described below from the aggregate of (i) and (ii) described below: (i) surplus; (ii) the aggregate of the following items (a) and (b) in the event that extraordinary accounting documents are approved by the shareholders’ meeting or by the Board of Directors, as the case may be; (a) the aggregate of each amount entered as profit under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice during a period of time in question, (b) consideration for the treasury stock disposed of, if any, during such period; (iii) the book value of the treasury stock; (iv) the consideration for treasury stock disposed of, if any, after the final date of the last fiscal year; (v) the aggregate of each amount entered as loss under respective accounting titles set forth under the relevant Ordinance of the Ministry of Justice during the same period as stated in (ii) above; and (vi) the aggregate of each amount entered under the respective accounting titles set forth under the relevant Ordinance of Ministry of Justice. The Company may distribute such distributable amount to shareholders.

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

Voting rights

A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph below and in the sections entitled “Unit share system” through “Voting rights of a holder of shares representing less than one unit” below. Except as otherwise provided by law or by the Company’s Articles of Incorporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the shares having voting rights represented at the meeting. Special resolutions provided for in paragraph 2, Article 309 of the Corporation Law shall be adopted by the vote of the shareholders not less than two-thirds (2/3) of those present at a meeting whereby one-third (1/3) of voting rights of all of the shareholders shall constitute a quorum. The Corporation Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Audit & Supervisory Board Members shall not be less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding voting shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing.

The Corporation Law provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Audit & Supervisory Board Member, dissolution, merger (with an exception of a merger with a company of very small business) or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation (with an exception of a merger with a company of very small business), any offering of new shares at a “specially favorable” price (or any offering of convertible bonds or debentures with “specially favorable” conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with “specially favorable” conditions) to persons other than shareholders, the quorum shall be one-third of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the Meeting is required (the “special shareholders resolution”).

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

Ricoh regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. As a result of the latest assessment, Ricoh does not anticipate any material losses in these areas for the fiscal year 2013, and there are no material quantitative changes in market risk exposure at March 31, 2013 when compared to March 31, 2012. In the normal course of business, Ricoh also faces risks that are either non-financial or nonquantifiable. Such risks principally include credit risk and legal risk, and are not represented in the following tables.

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

Foreign Currency Contracts

	Year Ended March 31,
	2012			2013
	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)
US$/¥	82.19	¥146,989	¥(4,677)	94.05	¥166,506	¥(19,363)
EUR/¥	109.80	15,998	(776)	120.73	24,460	(109)
EUR/US$	1.34	492	(32)	1.28	—	—
Other currencies		27,064	(347)		23,546	(445)

Total		¥190,543	¥(5,832)		¥214,512	¥(19,917)

Foreign Currency Option Contracts

	Year Ended March 31,
	2012			2013
	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)	Average contractual rates	Contract amounts (Millions of Yen)	Estimated fair value (Millions of Yen)
Options purchased to sell foreign currencies
US$/¥	82.19	4,274	10	94.05	—	—
EUR/¥	109.80	14,164	26	120.73	4,829	(15)

Total		¥18,438	¥36		¥4,829	¥(15)

Options written to buy foreign currencies
US$/¥	82.19	2,137	(156)	94.05	—	—
EUR/¥	109.80	7,082	(900)	120.73	3,622	99

Total		¥9,219	¥(1,056)		¥3,622	¥99

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

LONG-TERM INDEBTEDNESS	Year ended March 31, 2012
		Millions of Yen
			Expected maturity date
(Excluding Capital Lease Obligations and ASC815 fair value adjustment)	Average pay rate	Total	2013	2014	2015	2016	2017	Thereafter	Fair Value
Bonds	1.21%	¥204,332	¥—	¥70,000	¥35,000	¥60,000	¥—	¥39,332	¥202,602
Convertible Bonds	—	—	—	—	—	—	—	—	—
Loans	0.91	424,756	104,235	87,588	126,231	27,235	78,321	1,146	425,106

TOTAL		¥629,088	¥104,235	¥157,588	¥161,231	¥87,235	¥78,321	¥40,478	¥627,708

LONG-TERM INDEBTEDNESS	Year ended March 31, 2013
		Millions of Yen
			Expected maturity date
(Excluding Capital Lease Obligations and ASC815 fair value adjustment)	Average pay rate	Total	2014	2015	2016	2017	2018	Thereafter	Fair Value
Bonds	1.15%	¥224,966	¥70,000	¥35,000	¥60,000	¥—	¥40,000	¥19,966	¥225,576
Convertible Bonds	—	—	—	—	—	—	—	—	—
Loans	0.84	410,643	90,301	125,417	52,657	76,799	41,924	23,545	408,670

TOTAL		¥635,609	¥160,301	¥160,417	¥112,657	¥76,799	¥81,924	¥43,511	¥634,246

INTEREST RATE SWAPS			Year ended March 31, 2012
					Millions of Yen
						Expected maturity date
Notional amounts (Millions)		Type of swap	Average receive rate	Average pay rate	Total	2013	2014	2015	2016	2017	Thereafter	Fair Value
	¥336,383	Receive floating /Pay fixed	0.35%	0.68%	¥336,383	¥64,500	¥81,500	¥113,000	¥17,500	¥59,883	¥—	¥(2,119)
GBP	22	Receive floating /Pay fixed	0.71%	2.92%	¥2,851	¥1,184	¥ ,	¥1,667	¥—	¥—	¥—	¥(63)

INTEREST RATE SWAPS			Year ended March 31, 2013
					Millions of Yen
						Expected maturity date
Notional amounts (Millions)		Type of swap	Average receive rate	Average pay rate	Total	2014	2015	2016	2017	2018	Thereafter	Fair Value
	¥311,883	Receive floating /Pay fixed	0.38%	0.72%	¥311,883	¥52,500	¥117,000	¥40,500	¥60,883	¥41,000	¥—	¥(1,410)

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

The table below provides information about contractual maturities for available-for-sale securities and the fair values for market risk sensitive instruments.

	(Millions of Yen)
	Year ended March 31,
	2012		2013
	Cost	Fair Value	Cost	Fair Value
Debt Securities
Due within one year	¥—	¥—	¥—	¥—
Due after one year through five years	537	539	693	696
Due over five years	1,160	1,240	1,143	1,256
Equity Securities	35,489	41,854	35,378	50,367
Other	—	—	—	—

TOTAL	¥37,186	¥43,633	¥37,214	¥52,319

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

Payments made by the Depositary in Fiscal Year 2013

For fiscal year 2013, the Company did not receive any reimbursement funds from the Depositary.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Ricoh’s disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed by Ricoh in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to Ricoh’s management, including its Chief Executive Officer (“CEO”) (Ricoh’s principal executive officer) and the General Manager of its Finance and Accounting Division (the “Finance & Accounting Division Head”) (Ricoh’s principal financial officer), as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of its management, including the CEO and the Finance & Accounting Division Head, Ricoh evaluated its disclosure controls and procedures. Based on this evaluation, the CEO and the Finance & Accounting Division Head concluded that Ricoh’s disclosure controls and procedures were effective as of March 31, 2013 at a reasonable assurance level, provided that it be understood that any system of control is based in part upon certain assumptions designed to obtain reasonable (but not absolute) assurance as to its effectiveness, and there can be no assurance that Ricoh’s system of control will succeed in achieving its stated objectives.

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

Ricoh’s management assessed the effectiveness of Ricoh’s internal control over financial reporting as of March 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management’s assessment included evaluating the design of Ricoh’s internal control over financial reporting and testing of the operational effectiveness of Ricoh’s internal control over financial reporting.

Based on such assessment, management concluded that, as of March 31, 2013, Ricoh’s internal control over financial reporting was effective based on the criteria set forth by COSO.

Ricoh’s independent registered accounting firm has issued an audit report on the effectiveness of Ricoh’s internal control over financial reporting as of March 31, 2013, which is included on page F-2.

Changes in Internal Control Over Financial Reporting

There has been no change in Ricoh’s internal control over financial reporting that occurred during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that it does not have an “audit committee financial expert” as defined in Item 16A. of Form 20-F serving on the Audit & Supervisory Board.

The Company is considering the issues related to and the ramifications of such a designation. In Japan, there are limited numbers of qualified persons who meet all of the criteria established by the SEC for financial experts to be designated by issuers. Accordingly, it is taking some time for the Company to identify such a qualified person. Although the Board of Directors is satisfied that that members of the Audit & Supervisory Board possess the appropriate skills and experience, as a group, to carry out their duties as members of the Audit & Supervisory Board, the Company will continue to strive to identify potential candidates that might qualify for this position. The Audit & Supervisory Board will keep under active review the financial expert matter during fiscal year 2014 as part of their overall risk management and compliance program.

Item 16B. Code of Ethics

Ricoh has adopted a code of ethics that applies to its employees, including the President, Chief Executive Officer, Chief Operating Officer, and the senior management of accounting and finance. Such code of ethics of Ricoh is provided hereto as Exhibit  11.

Item 16C. Principal Accountant Fees and Services

The aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Ricoh for the years ended March 31, 2012 and 2013, were:

	(Millions of Yen)
	Year ended March 31,
	2012	2013
Audit Fees	1,422	1,368
Audit-related Fees	4	97
Tax Fees	39	33
All Other Fees	86	44

TOTAL	1,551	1,542

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

Audit Committee Pre-Approval Policies and Procedures

In accordance with Japanese law, the Company’s independent accountants (Kaikei Kansanin) (“Accounting Auditors”) are appointed by the shareholders at the Ordinary General Meeting of Shareholders with the consent of the Company’s Audit & Supervisory Board. In addition, the Audit & Supervisory Board may, by its resolution, request the Company’s Board of Directors to submit a proposal as to the appointment of Accounting Auditors at the Ordinary General Meeting of Shareholders. Subsequent to the appointment of the Accounting Auditors, the Audit & Supervisory Board is responsible, among other matters, for the oversight of the Accounting Auditors, subject to the requirements of Japanese law. No proposal was submitted to discharge KPMG AZSA LLC as the Company’s Accounting Auditors at the most recent Ordinary General Meeting of Shareholders held on June 21, 2013.

The Audit & Supervisory Board has adopted policies and procedures to pre-approve all audit and permissible non-audit services provided by the Accounting Auditor (“Pre-approval Policies”). Under the Pre-approval Policies, proposed services either (i) may be pre-approved by the Audit & Supervisory Board without specific consideration on a case-by-case basis if such services do not exceed pre-approved fee levels (“general pre-approval”), or (ii) require the specific pre-approval of the Audit & Supervisory Board (“specific pre-approval”). The Audit & Supervisory Board may delegate its specific pre-approval authority to one or more of its independent members who shall be designated by the Audit & Supervisory Board. Under the Pre-approval Policies, the Accounting Auditors are not allowed to perform any non-audit services which may impair the auditors independence under the rules of the SEC. The appendices to the Pre-approval Policies set out the audit, audit-related, tax and other services, including those described above, that have received the general pre-approval of the Audit & Supervisory Board.

The term of any general pre-approval is twelve months from the date of pre-approval, unless the Audit & Supervisory Board specifically provides for a different period and sets forth such different period in the relevant appendix to the Pre-approval Policies. The Audit & Supervisory Board will annually review the Pre-approval Policies and revise the list of services that it has provided general pre-approval. Requests or applications to provide services that require specific pre-approval by the Audit & Supervisory Board will be submitted to the Audit & Supervisory Board by the Chief Officer of a company or division to which services are provided, accompanied by a draft engagement letter from the Accounting Auditor.

During fiscal year 2013, none of the services provided to the Company by KPMG AZSA LLC were approved by the Audit & Supervisory Board pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements and Schedule attached hereto.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation, as amended (English translation)

1.2	Share Handling Regulations, as amended (English translation)

1.3	Regulations of the Board of Directors, as amended (English translation)

1.4	Regulation of the Audit & Supervisory Board, as amended (English translation)

8.1	List of Significant Subsidiaries (See “Organizational structure” in Item 4.C. of this Form 20-F)

11	Code of Ethics (English translation)

12.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.(a)(1)	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

13.(a)(2)	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICOH COMPANY, LTD.

By:	/S/ ZENJI MIURA
Zenji Miura
Representative Director, President and Chief Executive Officer (principal executive officer)

Date: July 31, 2013

Ricoh Company, Ltd.

Consolidated Financial Statements and Schedule

For the years ended March 31, 2011, 2012 and 2013

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ricoh Company, Ltd.:

We have audited the accompanying consolidated balance sheets of Ricoh Company, Ltd. (a Japanese corporation) and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. We also have audited Ricoh Company, Ltd.’s internal control over financial reporting as of March 31, 2013, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. Ricoh Company, Ltd.’s management is responsible for these consolidated financial statements, the financial statement schedule, and for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on Ricoh Company, Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ricoh Company, Ltd. and subsidiaries as of March 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, Ricoh Company, Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

As discussed in Note 2(j) to the consolidated financial statements, Ricoh Company, Ltd. and domestic subsidiaries have elected to change its method of accounting for computing depreciation of property, plant and equipment in the year ended March 31, 2013.

/s/    KPMG AZSA LLC

Tokyo, Japan

July 31, 2013

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Balance Sheets

March 31, 2012 and 2013

	Millions of Yen
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	¥156,210	¥117,051
Time deposits	2,461	3,280
Trade receivables:
Notes	43,921	36,772
Accounts	439,673	488,233
Less - Allowance for doubtful receivables	(16,380)	(15,424)
Current maturities of long-term finance receivables, net	219,716	235,889
Inventories:
Finished goods	101,165	101,568
Work in process and raw materials	93,844	93,799
Deferred income taxes and other	65,896	65,051

Total current assets	1,106,506	1,126,219

Property, plant and equipment, at cost:
Land	45,893	45,809
Buildings	265,843	271,272
Machinery and equipment	659,503	701,590
Construction in progress	9,576	17,891

Total	980,815	1,036,562
Less - accumulated depreciation and amortization	(712,288)	(745,687)

Net property, plant and equipment	268,527	290,875

Investments and other assets:
Long-term finance receivables, net	468,004	466,608
Investment securities	45,470	54,102
Investments in and advances to affiliates	444	1,026
Goodwill	195,251	221,217
Other intangible assets	112,914	107,702
Lease deposits and other	92,242	92,948

Total investments and other assets	914,325	943,603

Total assets	¥2,289,358	¥2,360,697

	Millions of Yen
	2012	2013
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥111,272	¥65,219
Current maturities of long-term indebtedness	105,160	161,180
Trade payables:
Notes	11,553	15,197
Accounts	240,656	241,341
Accrued income taxes	13,448	12,091
Accrued expenses and other	190,935	205,339

Total current liabilities	673,024	700,367

Long-term liabilities:
Long-term indebtedness, less current maturities	525,435	476,381
Accrued pension and severance costs	164,757	164,289
Deferred income taxes and other	47,124	61,002

Total long-term liabilities	737,316	701,672

Commitments and contingent liabilities (Note 17)

Equity:
Ricoh Company, Ltd. shareholders’ equity:
Common stock;
Authorized - 1,500,000,000 shares in 2012 and 2013 Issued and outstanding - 744,912,078 shares and 725, 081,018 shares in 2012 and 744,912,078 shares and 725,036,416 shares in 2013	135,364	135,364
Additional paid-in capital	186,083	186,083
Retained earnings	742,549	759,783
Accumulated other comprehensive loss	(204,175)	(146,088)
Treasury stock at cost; 19, 831,060 shares in 2012 and 19,875,662 shares in 2013	(37,117)	(37,146)

Total Ricoh Company, Ltd. shareholders’ equity	822,704	897,996

Noncontrolling interests	56,314	60,662

Total equity	879,018	958,658

Total liabilities and equity	¥2,289,358	¥2,360,697

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Operations

For the Years Ended March 31, 2011, 2012 and 2013

	Millions of Yen
	2011	2012	2013
Net sales:
Products	¥935,280	¥876,399	¥868,128
Post sales and rentals	901,402	920,827	941,564
Other revenue	104,654	106,251	114,805

Total	1,941,336	1,903,477	1,924,497

Cost of sales:
Products	647,155	626,426	628,509
Post sales and rentals	427,796	448,478	446,302
Other revenue	77,444	75,951	81,085

Total	1,152,395	1,150,855	1,155,896

Gross profit	788,941	752,622	768,601
Selling, general and administrative expenses	729,220	703,511	690,735
Restructuring charges	885	30,169	13,053
Loss on impairment of goodwill	—	27,491	—
Loss on impairment of long-lived assets	765	9,519	1,379

Operating income (loss)	58,071	(18,068)	63,434

Other (income) expenses:
Interest and dividend income	(2,985)	(3,129)	(3,048)
Interest expense	8,528	6,979	7,377
Foreign currency exchange loss, net	5,956	4,355	121
Loss on impairment of securities	1,844	5,012	332
Other, net	559	652	479

Total	13,902	13,869	5,261

Income (loss) before income taxes and equity in earnings of affiliates	44,169	(31,937)	58,173
Provision for income taxes:
Current	21,501	32,309	21,079
Deferred	909	(24,086)	(241)

Total	22,410	8,223	20,838

Equity in earnings (losses) of affiliates	(22)	39	31
Net income (loss)	21,737	(40,121)	37,366

Net income attributable to noncontrolling interests	3,107	4,439	4,899

Net income (loss) attributable to Ricoh Company, Ltd.	¥18,630	¥(44,560)	¥32,467

	Yen
	2011	2012	2013
Per share of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.:
Basic	¥25.68	¥(61.42)	¥44.78
Diluted	25.15	(61.42)	—

Cash dividends paid	33.00	33.00	21.00

Per American Depositary Share, each representing 5 shares of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.:
Basic	¥128.40	¥(307.10)	¥223.90
Diluted	125.75	(307.10)	—

Cash dividends paid	165.00	165.00	105.00

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years Ended March 31, 2011, 2012 and 2013

	Millions of Yen
	2011	2012	2013
Net income (loss)	¥21,737	¥(40,121)	¥37,366
Other comprehensive income (loss), net of tax:
Net unrealized holding gains and losses on securities	88	1,208	5,033
Pension liability adjustments	(165)	(20,163)	3,407
Net unrealized gains and losses on derivatives	(33)	83	423
Foreign currency translation adjustments	(37,938)	(15,066)	49,370

Total	(38,048)	(33,938)	58,233

Comprehensive income (loss)	(16,311)	(74,059)	95,599

Comprehensive income attributable to noncontrolling interests	3,341	4,228	5,045

Comprehensive income (loss) attributable to Ricoh Company, Ltd.	¥(19,652)	¥(78,287)	¥90,554

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended March 31, 2011, 2012 and 2013

	Millions of Yen
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total Ricoh Company, Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥135,364	¥186,083	¥816,833	¥(132,166)	¥(36,756)	¥969,358	¥50,533	¥1,019,891

Cumulative effect of a change in accounting principle - adoption of accounting standard for a variable interest entity, net of tax	—	—	(410)	—	—	(410)	(392)	(802)

Balance at April 1, 2010, as adjusted	135,364	186,083	816,423	(132,166)	(36,756)	968,948	50,141	1,019,089

Loss on disposal of treasury stock			(28)			(28)		(28)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(23,943)			(23,943)		(23,943)
Comprehensive income (loss):
Net income			18,630			18,630	3,107	21,737
Net unrealized gains and losses on securities				94		94	(6)	88
Pension liability adjustments				(158)		(158)	(7)	(165)
Net unrealized losses on derivatives				(11)		(11)	(22)	(33)
Foreign currency translation adjustments				(38,207)		(38,207)	269	(37,938)

Total comprehensive income (loss)						(19,652)	3,341	(16,311)

Net changes in treasury stock					(82)	(82)		(82)
Dividends to noncontrolling interests							(595)	(595)

Balance at March 31, 2011	¥135,364	¥186,083	¥811,082	¥(170,448)	¥(36,838)	¥925,243	¥52,887	¥978,130

Loss on disposal of treasury stock			(31)			(31)		(31)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(23,942)			(23,942)		(23,942)
Comprehensive income (loss):
Net income (loss)			(44,560)			(44,560)	4,439	(40,121)
Net unrealized gains and losses on securities				1,215		1,215	(7)	1,208
Pension liability adjustments				(20,085)		(20,085)	(78)	(20,163)
Net unrealized gains on derivatives				15		15	68	83
Foreign currency translation adjustments				(14,872)		(14,872)	(194)	(15,066)

Total comprehensive income (loss)						(78,287)	4,228	(74,059)

Net changes in treasury stock					(279)	(279)		(279)
Dividends to noncontrolling interests							(603)	(603)
Equity transactions with noncontrolling interests							(198)	(198)

Balance at March 31, 2012	¥135,364	¥186,083	¥742,549	¥(204,175)	¥(37,117)	¥822,704	¥56,314	¥879,018

Loss on disposal of treasury stock			(7)			(7)		(7)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(15,226)			(15,226)		(15,226)
Comprehensive income (loss):
Net income			32,467			32,467	4,899	37,366
Net unrealized gains and losses on securities				4,984		4,984	49	5,033
Pension liability adjustments				3,312		3,312	95	3,407
Net unrealized gains on derivatives				292		292	131	423
Foreign currency translation adjustments				49,499		49,499	(129)	49,370

Total comprehensive income (loss)						90,554	5,045	95,599

Net changes in treasury stock					(29)	(29)		(29)
Dividends to noncontrolling interests							(697)	(697)

Balance at March 31, 2013	¥135,364	¥186,083	¥759,783	¥(146,088)	¥(37,146)	¥897,996	¥60,662	¥958,658

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2011, 2012 and 2013

	Millions of Yen
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥21,737	¥(40,121)	¥37,366
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	93,677	91,137	85,905
Equity in earnings of affiliates, net of dividends received	22	(39)	(31)
Deferred income taxes	909	(24,086)	(241)
Loss on impairment of long-lived assets	842	10,070	1,379
Loss on impairment of goodwill	—	27,491	—
Pension and severance costs, less payments	(1,106)	(5,386)	(5,973)
Changes in assets and liabilities, net of effects from acquisition:
(Increase) decrease in trade receivables	1,072	(20,393)	(16,292)
(Increase) decrease in inventories	(12,515)	(17,126)	14,010
(Increase) decrease in lease receivables	13,917	(25,667)	4,725
Increase (decrease) in trade payables	(11,850)	(5,096)	781
Increase (decrease) in accrued income taxes and accrued expenses	13,868	(5,623)	(2,616)
(Increase) decrease in other current assets	1,018	(970)	661
(Increase) decrease in other assets	(3,030)	4,932	97
Increase (decrease) in other current liabilities	(388)	2,626	5,146
Increase (decrease) in other liabilities	(820)	9,635	8,505
Other, net	11,283	9,822	(8,896)

Net cash provided by operating activities	128,636	11,206	124,526

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	1,389	1,532	1,712
Expenditures for property, plant and equipment, including interest capitalized	(66,875)	(73,271)	(86,569)
Expenditures for intangible assets	(18,807)	(14,504)	(12,226)
Payments for purchases of available-for-sale securities	(235)	(93)	(93)
Proceeds from sales of available-for-sale securities	126	68	208
Increase in time deposits	(401)	(385)	(374)
Purchase of business, net of cash acquired	(1,415)	(14,816)	(2,774)
Other, net	(5,688)	(10,974)	(6,351)

Net cash used in investing activities	(91,906)	(112,443)	(106,467)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (repayments) of debt with original maturities of three months or less	(31,873)	68,948	(59,046)
Proceeds from debt with original maturities of more than three months	64,478	148,403	153,361
Repayments of debt with original maturities of more than three months	(92,714)	(82,533)	(162,677)
Proceeds from issuance of long-term debt securities	79,741	—	20,000
Repayments of long-term debt securities	(87,975)	(22,444)	—
Dividends paid	(23,943)	(23,942)	(15,226)
Payments for purchase of treasury stock	(157)	(23)	(39)
Other, net	(520)	(586)	(694)

Net cash provided by (used in) financing activities	(92,963)	87,823	(64,321)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(8,647)	(2,597)	7,103

NET DECREASE IN CASH AND CASH EQUIVALENTS	(64,880)	(16,011)	(39,159)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	237,101	172,221	156,210

CASH AND CASH EQUIVALENTS AT END OF YEAR	¥172,221	¥156,210	¥117,051

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR-
Interest, excluding interest capitalized	¥9,683	¥8,419	¥8,579
Income taxes	18,878	17,051	19,625

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

Ricoh manufactures its products primarily in 14 plants in Japan and 11 plants overseas, which are located in the United States, United Kingdom, France, China and Thailand.

2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Significant accounting and reporting policies are summarized below:

(a) Basis of Presentation

The accompanying consolidated financial statements of Ricoh have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements for each of the years in the three-year period ended March 31, 2013 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries and variable interest entity (“VIE”) which of Ricoh is a primary beneficiary. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities’ operating and financial policies, but not a controlling financial interest, are accounted for on an equity method. All significant inter-company balances and transactions have been eliminated in consolidation.

During the year ended March 31, 2012, certain subsidiaries of the Company changed their fiscal year-ends from December 31 to March 31. As a result, Ricoh eliminated the previously existing three months difference between the reporting periods of the Company and the subsidiaries in the consolidated financial statements. Prior-year consolidated financial statements have been retrospectively adjusted in order to reflect the elimination of the lag period.

The effect of the retrospective application is as follows.

	Millions of Yen
	Year ended March 31, 2011
	As originally reported	As adjusted
Net sales	¥1,942,013	¥1,941,336
Income before income taxes and equity in earnings of affiliates	45,400	44,169
Net income attributable to Ricoh Company, Ltd.	19,650	18,630
Net income attributable to Ricoh Company, Ltd. shareholders per share-basic (yen)	27.08	25.68
Net income attributable to Ricoh Company, Ltd. shareholders per share-diluted (yen)	26.53	25.15

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

(d) Foreign Currency Translation

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) and noncontrolling interests in equity.

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

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value changes of a recognized asset or liability or an unrecognized firm commitment (“fair value hedge”), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction (“cash flow hedge”), or (3) a foreign currency fair value or cash flow hedge (“foreign currency hedge”). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

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

(h) Securities

Ricoh’s investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss) and noncontrolling interests in equity.

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

(j) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

On April 1, 2012, the Company and its domestic subsidiaries changed their depreciation method from the declining-balance method to the straight-line method. The Company believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives. In accordance with ASC 250, “Accounting Changes and Error Corrections”, the effects of the change are accounted for prospectively beginning with the period of change, as a change in accounting estimate. Management believes that this change did not have a material impact on Ricoh’s consolidated financial statements.

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

(l) Goodwill and Other Intangible Assets

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 3 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the goodwill impairment test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

Ricoh completed its annual impairment assessment of goodwill and indefinite-lived intangible assets for the years ended March 31, 2011, 2012 and 2013.

(m) Pension and Retirement Allowances Plans

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss) and noncontrolling interests, net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

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

(s) Non-cash Investing and Financing Transactions

Non-cash investing and financing transactions are as follows:

	Millions of Yen
	2011	2012	2013
Debt assumed in connection with adoption of new accounting standard for VIE	¥20,229	—	—

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

(u) Recently Adopted New Accounting Standards

In the fiscal year ended March 31, 2013, Ricoh adopted Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income” which requires an entity to present net income and other comprehensive income either in a single continuous statement (one-statement approach) or in two separate, but consecutive, statements (two-statement approach).

Ricoh has elected the two-statement approach, which has been applied retrospectively for all periods presented.

(v) New Accounting Standards Not Yet Adopted

In December 2011, the FASB issued ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities”. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). In January 2013, ASU 2013-01 replaced ASU 2011-11. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. Both ASU’s are effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. Retrospective application is required. These ASU’s impact disclosures only and will have no impact on Ricoh’s consolidated financial position.

(w) Immaterial Corrections of the Prior Year’s Consolidated Statements of Cash Flows

The Company had presented cash flows related to short-term debt in financing activities on a net basis through the year ended March 31, 2012. Effective from the year ended March 31, 2013, the Company has presented these cash flows on a net basis only for those debts for which the original maturities are three months or less. The consolidated statements of cash flows for the years ended March 31, 2011 and 2012 have also been revised to properly present this cash flow information.

These revisions do not have any impact on previously reported net cash flows from financing activities.

3. ACQUISITIONS

Ricoh completed certain immaterial business combinations during the years ended March 31, 2011, 2012 and 2013 resulting in cash expenditure of ¥1,415 million, ¥14,816 million and ¥2,774 million, net of cash acquired, respectively.

4. FINANCE RECEIVABLES

Finance receivables as of March 31, 2012 and 2013 are comprised primarily of lease receivables and installment loans.

Ricoh’s products are leased to domestic customers primarily through Ricoh Leasing Company, Ltd., a majority-owned domestic subsidiary, and to overseas customers primarily through certain overseas subsidiaries. Most of these leases are accounted for as sales-type leases. Sales revenue from sales-type leases is recognized at the inception of the leases.

Information pertaining to Ricoh’s lease receivables as of March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012	2013
Future minimum lease payments to be received	¥645,010	¥648,347
Estimated non-guaranteed residual values	8,954	11,881
Unearned income	(41,133)	(38,661)
Allowance for doubtful receivables	(8,472)	(8,727)

Lease receivables, net	604,359	612,840
Less - Current portion of lease receivable, net	(212,101)	(227,866)

Amounts due after one year, net	¥392,258	¥384,974

As of March 31, 2013, the future minimum lease payments to be received due in each of the next five years and thereafter are as follows:

Years ending March 31	Millions of Yen
2014	¥237,741
2015	167,343
2016	123,217
2017	76,956
2018	32,084
2019 and thereafter	11,006

Total	¥648,347

The Company’s subsidiary, Ricoh Leasing Company, Ltd., has also extended certain types of loans as part of its business activity, which are primarily residential housing loans in Japan secured by the underlying real estate properties. The total balance of these loans, net of allowance for doubtful receivables, as of March 31, 2012 and 2013 was ¥83,361 million and ¥89,657 million, respectively. The current portion of loans receivable was ¥7,615 million and ¥8,023 million, respectively, as of March 31, 2012 and 2013, and was included in current maturities of long-term finance receivables, net in the accompanying consolidated balance sheets. Loan activities for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Millions of Yen
	2011	2012	2013
New loans	¥15,465	¥22,222	¥22,398
Repayment of outstanding loans	9,777	11,519	16,327

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

	Millions of Yen
	2012	2013
Current maturities of long-term finance receivables, net	¥15,487	¥12,039
Long-term finance receivables, net	30,225	24,442
Current maturities of long-term indebtedness	12,487	10,161
(Including secured loans caused by lease transactions)	(11,835)	(10,161)
Long-term indebtedness	24,371	20,624
(Including secured loans caused by lease transactions)	(23,096)	(20,624)

For the difference between the net amount added to the balance sheet and the amount of previously recognized interest in the newly consolidated VIE, Ricoh recognized a cumulative effect adjustment of ¥410 million to retained earnings and ¥ 392 million to noncontrolling interests as of April 1, 2010. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

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

Apart from the transactions mentioned above, Ricoh’s foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans are as follows:

	Millions of Yen
	2012	2013
Current maturities of long-term finance receivables, net	¥1,397	¥1,743
Long-term finance receivables, net	6,919	5,575
Current maturities of long-term indebtedness	1,397	1,743
Long-term indebtedness	6,919	5,575

In the year ended March 31, 2013, certain of Ricoh’s consolidated subsidiaries sold lease receivables of ¥27,605 million without recourse to third-party financial institutions for cash proceeds of ¥29,570 million, which were reported as operating cash flows in the consolidated statement of cash flows. Since Ricoh’s consolidated subsidiaries did not maintain effective control over the transferred lease receivables, such arrangements of lease receivable transfers were accounted for as sales, and a pre-tax gain of ¥1,965 million was recognized on these sales and reported in other revenue in the consolidated statements of operations. Although Ricoh’s consolidated subsidiaries have continued to service the sold lease receivables without any servicing fee, servicing assets or liabilities were not recorded as the related costs were not significant.

5. INVESTMENT SECURITIES

Securities as of March 31, 2012 and 2013 consist of the followings:

	Millions of Yen
	2012	2013
Non-current:
Available-for-sale securities	¥43,633	¥52,319
Non-marketable equity securities	1,837	1,783

	¥45,470	¥54,102

The respective cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities as of March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012				2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Non-current:
Equity securities	¥35,489	¥6,590	¥225	¥41,854	¥35,378	¥15,058	¥69	¥50,367
Corporate debt securities	1,697	82	—	1,779	1,836	116	—	1,952

	¥37,186	¥6,672	¥225	¥43,633	¥37,214	¥15,174	¥69	¥52,319

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2012 and 2013 are as follows:

	Millions of Yen
	March 31, 2012
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Non-current:
Available-for-sale:
Equity securities	¥781	¥129	¥467	¥96	¥1,248	¥225

	Millions of Yen
	March 31, 2013
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Non-current:
Available-for-sale:
Equity securities	¥61	¥5	¥288	¥64	¥349	¥69

Gross unrealized holding losses of available-for-sale securities as of March 31, 2013 consist of 13 security holdings. Ricoh concluded that the decline in fair value of investment securities at year end to be temporary, by considering such factors as financial and operating conditions of the issuer, the industry in which the issuer operates and other relevant factors. Ricoh judged the degree of decline in fair value of investment securities against the fair value to be immaterial.

The contractual maturities of debt securities classified as available-for-sale securities as of March 31, 2013, regardless of their balance sheet classification, are as follows:

	Millions of Yen
	Cost	Fair value
Due after one year through five years	¥693	¥696
Over five years	1,143	1,256

	¥1,836	¥1,952

Proceeds from the sales of available-for-sale securities was ¥208 million for the years ended March 31, 2013. There were no significant proceeds from the sales of available-for-sale securities for the years ended March 31, 2012. Proceeds from the sales of available-for-sale securities was ¥126 million for the years ended March 31, 2011.

There were no significant realized gains and losses from the sales of available-for-sale securities for the years ended March 31, 2011, 2012 and 2013.

The loss on impairment of available-for-sale securities were ¥1,844 million, ¥5,012 million and ¥332 million for the years ended March 31, 2011, 2012 and 2013, respectively, which is presented as loss on impairment of securities on the consolidated statements of operations. The number of impaired available-for-sale securities were 14, 14 and 10 for the years ended March 31, 2011, 2012 and 2013, respectively. The cause of the impairment was the decline of the stock markets. Ricoh regarded these losses as other-than-temporary impairments because it did not believe that the quoted market price of such securities would recover to its cost basis within the near term, as of March 31, 2011, 2012 and 2013.

As for net unrealized gains and losses on securities in accumulated other comprehensive income (loss) and related reclassification adjustments for gains and losses realized in net income for the years ended March 31, 2011, 2012 and 2013, refer to Note 14.

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The investments in and advances to affiliates primarily relate to less than majority-owned companies. Ricoh’s equity in the underlying net book values of the companies is approximately equal to their individual carrying values of ¥444 million and ¥1,026 million at March 31, 2012 and 2013, respectively.

Summarized financial information for all affiliates as of March 31, 2011, 2012 and 2013 is omitted because these investees are insignificant to Ricoh’s consolidated financial position or results of operations.

Transactions of Ricoh with these affiliates for the years ended March 31, 2011, 2012 and 2013, and the related account balances at March 31, 2012 and 2013 are omitted because there were no significant transactions or balances with these affiliates.

7. RELATED PARTY TRANSACTIONS

MUSE Associates, LLC is a limited liability company wholly owned by the Company’s outside director, Mr. Mochio Umeda.

For the years ended March 31, 2012 and 2013, Ricoh paid the consulting fee of ¥35 million and ¥25 million to MUSE Associates, LLC respectively, which were recorded in selling, general and administrative expenses. There are no account balances relating to this transaction at March 31, 2012 and 2013. Fees and other transaction terms are determined through negotiations, based on consideration of the general market transaction data.

8. GOODWILL, OTHER INTANGIBLE ASSETS AND LONG-LIVED ASSETS

Intangible asset acquired during the year ended March 31, 2013 totaled ¥12,625 million and consist of software of ¥12,204 million and trademarks and customer relationships of ¥421 million. The weighted average amortization period of software and trademarks and customer relationships are 5 years and 4 years, respectively.

The information for intangible assets subject to amortization and for intangible assets not subject to amortization as of March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012			2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥154,358	¥(99,252)	¥55,106	¥166,779	¥(113,554)	¥53,225
Trademarks and customer relationships	62,791	(20,712)	42,079	70,564	(30,541)	40,023
Other	28,802	(13,894)	14,908	26,788	(13,159)	13,629

Total	245,951	(133,858)	112,093	264,131	(157,254)	106,877

Other intangible assets not subject to amortization			821			825

Total other intangible assets			¥112,914			¥107,702

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2011, 2012 and 2013 were ¥26,446 million, ¥26,153 million and ¥25,434 million, respectively. The future amortization expense for each of the next five years relating to existing intangible assets is estimated to be the followings at March 31, 2013:

Years ending March 31	Millions of Yen
2014	¥24,240
2015	20,254
2016	15,165
2017	12,404
2018	10,435

The changes in the carrying amounts of goodwill by segment for the years ended March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012			2013
	Imaging & Solutions	Other	Total	Imaging & Solutions	Other	Total
Beginning balance
Goodwill - gross	¥221,092	—	¥221,092	¥220,103	¥3,726	¥223,829
Accumulated impairment	—	—	—	(28,578)	—	(28,578)
Goodwill	221,092	—	221,092	191,525	3,726	195,251

Goodwill acquired during the year	3,254	¥3,726	6,980	1,605	—	1,605
Impairment	(27,491)	—	(27,491)	—	—	—
Translation adjustments and other	(5,330)	—	(5,330)	24,347	14	24,361

Ending balance
Goodwill - gross	220,103	3,726	223,829	250,199	3,740	253,939
Accumulated impairment	(28,578)	—	(28,578)	(32,722)	—	(32,722)
Goodwill	¥191,525	¥3,726	¥195,251	¥217,477	¥3,740	¥221,217

As a result of annual goodwill impairment test date of December 31, 2010 and 2012, there was no reporting unit which goodwill was considered impaired.

As a result of annual goodwill impairment test date of December 31, 2011, goodwill assigned to Production Printing reporting unit was considered impaired due to worsening economic circumstances. Ricoh performed a reconciliation of the aggregate fair value of multiple reporting units to market capitalization at a goodwill impairment test date. Consequently Ricoh recognized an impairment loss of ¥27,491 million in operating expenses in the consolidated statements of operations for the year ended March 31, 2012. Refer to Note 19 for method of measurement of fair value of goodwill.

Ricoh recognized impairment losses of long-lived assets of ¥842 million, ¥10,070 million and ¥1,379 million for the years ended March 31, 2011, 2012 and 2013, respectively.

For the year ended March 31, 2013, impairment losses of ¥1,379 million were recorded. Impairment losses of ¥903 million were related to land and buildings primarily with the closure of the business office. The fair value of these assets was determined based on a combination of repurchase cost approach and market approach. The impairment losses were included in the results of Imaging & Solutions segment.

For the year ended March 31, 2012, machinery and equipment, intangible assets such as maintenance contract of Production Printing business were impaired by ¥9,519 million, and toolings, jigs and other assets of digital camera manufacturing facilities were impaired by ¥551 million, as a result of worsening economic circumstances. Ricoh estimated that the carrying amounts would not be recoverable through future undiscounted cash flows. The fair value of these assets was determined using discounted cash flow method. The impairment losses of ¥9,519 million and ¥551 million were included in the results of Imaging & Solutions segment and Other segment, respectively.

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

The aggregate costs included in property, plant and equipment and related accumulated amortization for certain leased buildings, machinery and equipment accounted as of March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012	2013
Aggregate cost	¥7,627	¥8,872
Accumulated amortization	6,299	7,269

The related future minimum lease payments and the present values of the net minimum lease payments as of March 31, 2013 are ¥1,952 million and ¥1,889 million, respectively.

9. INCOME TAXES

Income (loss) before income taxes and equity in earnings of affiliates and provision for income taxes for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Millions of Yen
	2011	2012	2013
Income (loss) before income taxes and equity in earnings of affiliates
Domestic	¥(11,415)	¥(21,001)	¥17,156
Foreign	55,584	(10,936)	41,017

	¥44,169	¥(31,937)	¥58,173

Provision for income taxes:
Current:
Domestic	¥(2,821)	¥13,302	¥5,647
Foreign	24,322	19,007	15,432

	¥21,501	¥32,309	¥21,079

Deferred:
Domestic	¥415	¥(15,443)	¥(1,873)
Foreign	494	(8,643)	1,632

	¥909	¥(24,086)	¥(241)

Consolidated provision for income taxes	¥22,410	¥8,223	¥20,838

Total income taxes are allocated as follows:

	Millions of Yen
	2011	2012	2013
Provision for income taxes relating to continuing operations	¥22,410	¥8,223	¥20,838
Equity:
Foreign currency translation adjustments	(20)	(25)	121
Net unrealized gains and losses on securities	61	832	2,807
Net unrealized gains and losses on derivatives	(23)	39	259
Pension liability adjustments	(98)	(10,970)	1,994

Total	¥22,330	¥(1,901)	¥26,019

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 41% for the years ended March 31, 2011 and 2012 and 38% for the year ended March 31, 2013.

The reconciliation of the statutory income tax (benefit) rate to the effective income tax rate is as follows:

	2011	2012	2013
Statutory tax (benefit) rate	41%	(41)%	38%
Nondeductible expenses	5	6	3
Change in valuation allowance	22	25	6
Tax credit for research and development and other	(2)	—	(2)
Unrecognized tax benefits	0	14	2
Taxes on undistributed earnings of foreign subsidiaries	0	1	0
Prior period tax accrual adjustment	0	(9)	0
Difference in statutory tax rates of foreign subsidiaries	(13)	(4)	(12)
Nondeductible goodwill impairment loss	—	13	—
Change in tax law and rate	—	23	—
Other, net	(2)	(2)	1

Effective tax rate	51%	26%	36%

The corporate tax rate has been changed due to the new laws enacted by the Japanese government on November 30, 2011. As a result of this change in tax law, the statutory tax rate has been reduced from approximately 41% to 38% during the period of March 31, 2013 to March 31, 2015, and to approximately 36% from March 31, 2016 onward. Consequently, the statutory tax rate of calculating deferred tax assets and liabilities that are expected to be settled and realized during the period of April 1, 2013 to March 31, 2015 is approximately 38% and from April 1, 2015 onward is approximately 36%.

Net deferred tax assets that existed at the enactment date were re-measured and reduced by ¥7,484 million and the resulting charge is reflected to provision for income taxes in the consolidated statements of operations for the fiscal year ended March 31, 2012.

The tax effects of temporary differences and carryforwards giving rise to the consolidated deferred tax assets and liabilities as of March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012	2013
Deferred tax assets:
Accrued expenses	¥20,126	¥21,853
Property, plant and equipment	5,049	7,828
Accrued pension and severance costs	60,436	61,097
Net operating loss carryforwards	51,895	51,194
Goodwill and other intangible assets	6,453	7,204
Other	25,354	29,774

Total gross deferred tax assets	169,313	178,950
Less - Valuation allowance	(42,553)	(56,081)

Total deferred tax assets	126,760	122,869

Deferred tax liabilities:
Sales-type leases	(1,375)	(1,091)
Undistributed earnings of foreign subsidiaries and affiliates, etc.	(9,770)	(10,514)
Net unrealized gains and losses on securities	(2,815)	(6,183)
Other intangible assets	(15,531)	(14,993)
Other	(4,778)	(3,734)

Total deferred tax liabilities	(34,269)	(36,515)

Net deferred tax assets	¥92,491	¥86,354

Net deferred tax assets as of March 31, 2012 and 2013 are included in the consolidated balance sheets as follows:

	Millions of Yen
	2012	2013
Deferred income taxes and other (Current assets)	¥52,369	¥49,098
Lease deposits and other (Investments and other assets)	53,343	51,154
Accrued expenses and other (Current liabilities)	(2,957)	(1,383)
Deferred income taxes and other (Long-term liabilities)	(10,264)	(12,515)

Total	¥92,491	¥86,354

The valuation allowance during the years ended March 31, 2011, 2012 and 2013 increased by ¥6,942 million, ¥5,419 million and ¥13,528 million, respectively. The valuation allowance primarily relates to deferred tax assets of the consolidated subsidiaries with net operating loss carryforwards for tax purposes that are not expected to be realized.

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

As of March 31, 2013, the Company and certain subsidiaries had net operating losses carried forward for income tax purposes of approximately ¥216,897 million which were available to reduce future taxable income, if any. Approximately ¥30,123 million of the operating losses will expire within 3 years, ¥59,940 million will expire within 4 years to 9 years and ¥100,736 million will expire within 10 years to 20 years. The remainder have indefinite carryforward period.

Ricoh has not recognized deferred tax liability for certain portion of the undistributed earnings of its foreign subsidiaries of ¥349,948 million as of March 31, 2013 because Ricoh intends to permanently reinvest such earnings. The calculation of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

Reconciliations of the beginning and ending amount of unrecognized tax benefits are as follows:

	Millions of Yen
	2011	2012	2013
Beginning balance	¥12,050	¥10,453	¥16,293
Additions for tax positions of current year	12	4,588	2,817
Additions for tax positions of prior years	148	1,692	512
Reductions for tax positions of prior years	(313)	(269)	(436)
Settlements	(243)	(103)	(103)
Effect of exchange rate changes	(1,201)	(68)	2,620

Ending balance	¥10,453	¥16,293	¥21,703

Total amount of unrecognized tax benefits as of March 31, 2012 and 2013 that would reduce the effective tax rate, if recognized, are ¥11,489 million and ¥14,716 million, respectively.

Although Ricoh believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which Ricoh is aware as of March 31, 2013, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of operations. Both interest and penalties accrued as of March 31, 2012 and 2013 and interest and penalties included in provision for income taxes for the years ended March 31, 2011, 2012 and 2013 are not material.

Ricoh files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Ricoh is no longer subject to regular income tax examinations by the tax authority for fiscal years before 2009. While there has been no specific indication by the tax authority that Ricoh will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for fiscal years after 2006. In other major foreign tax jurisdictions, Ricoh is no longer subject to income tax examinations by tax authority for fiscal years before 2006 and 2011 in the United States and United Kingdom, respectively.

10. SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2012 and 2013 consist of the followings:

	Weighted average interest rate		Millions of Yen
	2012	2013	2012	2013
Borrowings, principally from banks	0.9%	2.0%	¥33,667	¥34,933
Commercial paper	0.1	0.2	77,605	30,286

			¥111,272	¥65,219

These short-term borrowings included borrowings, principally from banks and commercial paper denominated in foreign currencies amounting to ¥44,397 million and ¥38,558 million as of March 31, 2012 and 2013, respectively.

The Company and certain subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrafts. Those same financial institutions hold the issuing programs of commercial paper. Ricoh had aggregate lines of credit of ¥675,149 million and ¥703,653 million as of March 31, 2012 and 2013, respectively. Unused lines of credit amounted to ¥544,062 million and ¥639,554 million as of March 31, 2012 and 2013, respectively, of which ¥197,052 million and ¥276,144 million related to commercial paper programs and the unused portion is available for immediate borrowings.

11. LONG-TERM INDEBTEDNESS

Long-term indebtedness as of March 31, 2012 and 2013 consists of the followings:

	Millions of Yen
	2012	2013
Bonds:
1.39%, straight bonds, payable in yen, due March 2014	¥50,000	¥50,000
2.08%, straight bonds, payable in yen, due March 2019	15,000	15,000
0.57%, straight bonds, payable in yen, due June 2015	40,000	40,000
0.88%, straight bonds, payable in yen, due June 2017	20,000	20,000
6.75%, straight bonds, payable in yen, due December 2025 issued by a consolidated subsidiary	2,411	2,764
7.30%, straight bonds, payable in yen, due November 2027 issued by a consolidated subsidiary	1,921	2,202
1.47%, straight bonds, payable in yen, due April 2014 issued by a consolidated subsidiary	35,000	35,000
0.61%, straight bonds, payable in yen, due January 2014 issued by a consolidated subsidiary	20,000	20,000
0.61%, straight bonds, payable in yen, due May 2015 issued by a consolidated subsidiary	20,000	20,000
0.35%, straight bonds, payable in yen, due November 2017 issued by a consolidated subsidiary	—	20,000

Total bonds	204,332	224,966

Unsecured loans-
Banks and insurance companies,
weighted average interest rate	0.95%	0.88%
due 2019	379,135	372,318

Secured loans-
Banks, insurance companies and other financial institution,
weighted average interest rate	0.01%	0.00%
due 2014	447	222

Long-term indebtedness caused by lease transactions (see Note 4)	45,174	38,103

Capital lease obligations (see Note 8)	1,507	1,952

Total	630,595	637,561
Less - Current maturities included in current liabilities	(105,160)	(161,180)

	¥525,435	¥476,381

Secured loans are collateralized by land, buildings and lease receivables with book values of ¥512 million and ¥314 million as of March 31, 2012 and 2013.

All bonds outstanding as of March 31, 2013 are redeemable at the option of Ricoh under certain conditions as provided in the applicable agreements.

Bonds are subject to certain covenants such as restrictions on additional secured indebtedness, as defined in the agreements. Ricoh was in compliance with such covenants as of March 31, 2013.

As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with respective banks. Banks may request for additional security for these loans if there is reasonable and probable cause and may treat the additional security, as well as cash deposits, as security for present and future indebtedness. Ricoh has never been requested to submit such additional security with respect to any material borrowings.

The aggregate annual maturities of long-term indebtedness outstanding at March 31, 2013 are as follows:

Years ending March 31	Millions of Yen
2014	¥161,180
2015	160,807
2016	112,829
2017	76,971
2018	82,094
2019 and thereafter	43,680

Total	¥637,561

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

From April 1, 2013, the Company and some of its subsidiaries in Japan have modified a portion of the existing defined benefit pension plans into defined contribution plan. As a result of this modification, Ricoh recognized curtailment gain in accumulated other comprehensive income (loss) for the year ended March 31, 2013.

The changes in the benefit obligations and plan assets of the pension plans for the years ended March 31, 2012 and 2013 are as follows:

	Millions of Yen
Domestic plans	2012	2013
Change in benefit obligations:
Benefit obligations at beginning of year	¥275,690	¥277,598
Service cost	11,023	11,170
Interest cost	5,509	4,354
Actuarial loss	14,068	8,015
Prior service cost	—	(285)
Curtailments	—	(6,914)
Benefits paid	(31,082)	(17,325)
Benefit obligations assumed in connection with business acquisition	2,390	—

Benefit obligations at end of year	277,598	276,613

Change in plan assets:
Fair value of plan assets at beginning of year	159,831	153,212
Actual return on plan assets	599	14,033
Employer contribution	8,297	7,361
Partial withdrawal of plan assets	(260)	(170)
Benefits paid	(15,255)	(10,183)

Fair value of plan assets at end of year	153,212	164,253

Funded status	¥(124,386)	¥(112,360)

	Millions of Yen
Foreign plans	2012	2013
Change in benefit obligations:
Benefit obligations at beginning of year	¥166,957	¥192,411
Service cost	1,266	1,335
Interest cost	8,486	8,844
Plan participants’ contributions	538	553
Actuarial loss	25,303	14,163
Prior service cost	—	(43)
Settlement	(1,846)	(100)
Benefits paid	(5,591)	(6,823)
Foreign exchange impact and other	(2,702)	24,924

Benefit obligations at end of year	¥192,411	¥235,264

Change in plan assets:
Fair value of plan assets at beginning of year	¥142,042	¥151,196
Actual return on plan assets	13,730	14,119
Employer contribution	3,860	6,114
Plan participants’ contributions	538	553
Settlement	(952)	—
Benefits paid	(5,591)	(6,823)
Foreign exchange impact	(2,431)	19,446

Fair value of plan assets at end of year	¥151,196	¥184,605

Funded status	¥(41,215)	¥(50,659)

Net amounts recognized in the consolidated balance sheets as of March 31, 2012 and 2013 consist of:

	Millions of Yen
Domestic plans	2012	2013
Lease deposits and other	¥3,493	¥2,691
Accrued expenses and other	(5,513)	(2,590)
Accrued pension and severance costs	(122,366)	(112,461)

Net amount recognized	¥(124,386)	¥(112,360)

	Millions of Yen
Foreign plans	2012	2013
Lease deposits and other	¥1,244	¥1,297
Accrued expenses and other	(68)	(128)
Accrued pension and severance costs	(42,391)	(51,828)

Net amount recognized	¥(41,215)	¥(50,659)

Net amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2012 and 2013 consist of:

	Millions of Yen
Domestic plans	2012	2013
Net actuarial loss	¥99,344	¥84,736
Prior service credit	(29,571)	(25,840)

Net amount recognized	¥69,773	¥58,896

	Millions of Yen
Foreign plans	2012	2013
Net actuarial loss	¥37,501	¥42,965
Prior service credit	(807)	(795)

Net amount recognized	¥36,694	¥42,170

The accumulated benefit obligations as of March 31, 2012 and 2013 are as follows:

	Millions of Yen
Domestic plans	2012	2013
Accumulated benefit obligations	¥272,199	¥272,236

	Millions of Yen
Foreign plans	2012	2013
Accumulated benefit obligations	¥186,191	¥230,312

Weighted-average assumptions used to determine benefit obligations as of March 31, 2012 and 2013 are as follows:

	Domestic plans		Foreign plans
	2012	2013	2012	2013
Discount rate	1.6%	1.3%	4.7%	4.3%
Rate of compensation increase	3.3%	3.3%	2.0%	2.9%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Domestic plans			Foreign plans
	2011	2012	2013	2011	2012	2013
Discount rate	2.1%	2.0%	1.6%	6.2%	5.6%	4.7%
Rate of compensation increase	6.5%	3.3%	3.3%	3.5%	2.0%	2.0%
Expected long-term return on plan assets	0.3%	0.3%	1.4%	5.7%	5.8%	5.5%

In determining the expected long-term rate of return on pension plan assets, Ricoh considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on Ricoh’s analysis of historical results.

The net periodic pension cost of the pension plans for the years ended March 31, 2011, 2012 and 2013 consists of the following components:

	Millions of Yen
Domestic plans	2011	2012	2013
Service cost	¥10,819	¥11,023	¥11,170
Interest cost	5,705	5,509	4,354
Expected return on plan assets	(531)	(476)	(2,134)
Net amortization	1,860	1,627	1,677

Total net periodic pension cost	¥17,853	¥17,683	¥15,067

	Millions of Yen
Foreign plans	2011	2012	2013
Service cost	¥1,821	¥1,266	¥1,335
Interest cost	9,014	8,486	8,844
Expected return on plan assets	(8,236)	(8,227)	(8,383)
Net amortization	935	595	1,583
Settlement benefit	(182)	(115)	(17)

Total net periodic pension cost	¥3,352	¥2,005	¥3,362

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of Yen
Domestic plans	2012	2013
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥277,598	¥267,221
Fair value of plan assets	153,212	152,170
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥272,199	¥263,025
Fair value of plan assets	153,212	152,170

	Millions of Yen
Foreign plans	2012	2013
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥187,597	¥229,611
Fair value of plan assets	148,472	177,655
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥183,486	¥221,869
Fair value of plan assets	148,472	174,679

The three levels of input used to measure fair value are more fully described in Note 19. The fair values of Ricoh’s benefit plan assets as of March 31, 2012 and 2013, by asset class, are as follows:

	Millions of Yen
	March 31, 2012
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥14,744	—	—	¥14,744
Pooled funds(a)	—	¥25,303	—	25,303
Debt securities:
Domestic bonds	4,934	—	—	4,934
Foreign bonds	—	—	—	—
Pooled funds(b)	—	58,237	—	58,237
Life insurance company general accounts	—	38,019	—	38,019
Other assets	21	11,954	—	11,975

Total assets	¥19,699	¥133,513	—	¥153,212

	Millions of Yen
	March 31, 2013
Domestic plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	¥17,759	—	—	¥17,759
Pooled funds(c)	—	¥30,787	—	30,787
Debt securities:
Domestic bonds	5,182	—	—	5,182
Foreign bonds	—	—	—	—
Pooled funds(d)	—	61,286	—	61,286
Life insurance company general accounts	—	36,984	—	36,984
Other assets	110	12,145	—	12,255

Total assets	¥23,051	¥141,202	—	¥164,253

	Millions of Yen
	March 31, 2012
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	—	—	—	—
Foreign companies	¥16,724	—	—	¥16,724
Pooled funds(e)	6,673	¥13,408	¥5,618	25,699
Debt securities:
Domestic bonds	1,171	—	—	1,171
Foreign bonds	37,605	—	—	37,605
Pooled funds(f)	26,921	15,276	6,344	48,541
Life insurance company general accounts	—	17,996	—	17,996
Other assets	1,731	1,433	296	3,460

Total assets	¥90,825	¥48,113	¥12,258	¥151,196

	Millions of Yen
	March 31, 2013
Foreign plans	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic companies	—	—	—	—
Foreign companies	¥5,819	—	—	¥5,819
Pooled funds(e)	—	¥23,510	¥16,627	40,137
Debt securities:
Domestic bonds	—	—	—	—
Foreign bonds	57,848	—	—	57,848
Pooled funds(f)	15,873	38,699	—	54,572
Life insurance company general accounts	—	20,468	—	20,468
Other assets	3,832	1,829	100	5,761

Total assets	¥83,372	¥84,506	¥16,727	¥184,605

(a)	These funds invest in listed equity securities consisting of approximately 50% domestic companies and 50% foreign companies for domestic plans.
(b)	These funds invest in listed debt securities consisting of approximately 90% domestic bonds and 10% foreign bonds for domestic plans.
(c)	These funds invest in listed equity securities consisting of approximately 45% domestic companies and 55% foreign companies for domestic plans.
(d)	These funds invest in listed debt securities consisting of approximately 90% domestic bonds and 10% foreign bonds for domestic plans.
(e)	These funds invest in equity securities consisting of mainly foreign companies for foreign plans.
(f)	These funds invest in debt securities consisting of mainly foreign bonds for foreign plans.

Level 1 assets are comprised principally of listed equity securities and government bonds, which are valued using unadjusted quoted market prices in active markets with sufficient and frequency of transactions. Level 2 assets are comprised principally of pooled funds that invest in equity and debt securities and investments in life insurance company general accounts. Pooled funds are valued at their net asset values provided by the sponsor of the fund and have daily liquidity. Investments in life insurance company general accounts are valued at conversion value. Common stock and bonds of the Company and certain of its domestic subsidiaries included in plan assets were immaterial at March 31, 2012 and 2013.

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

Ricoh’s model portfolio for domestic plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. Ricoh’s model portfolio for foreign plans has been developed as follows: approximately 25% is invested in equity securities, approximately 60% is invested in debt securities, and approximately 15% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

The following table presents a reconciliation of activity for the assets classified as Level 3 in the fair value hierarchy for the years ended March 31, 2012 and 2013.

	Millions of yen
	2012
Foreign plans	Equity securities Pooled funds	Debt securities Pooled funds	Other assets	Total
Beginning balance	¥2,445	¥6,346	¥2,175	¥10,966
Actual return on plan assets:
Net unrealized gains	329	460	—	789
Realized gains	—	—	—	—
Purchases, sales and settlements, net	2,752	(391)	(1,783)	578
Foreign exchange impact	92	(71)	(96)	(75)

Ending balance	¥5,618	¥6,344	¥296	¥12,258

	Millions of yen
	2013
Foreign plans	Equity securities Pooled funds	Debt securities Pooled funds	Other assets	Total
Beginning balance	¥5,618	¥6,344	¥296	¥12,258
Actual return on plan assets:
Net unrealized gains (losses)	992	(1,785)	—	(793)
Realized gains (losses)	(293)	2,496	—	2,203
Purchases, sales and settlements, net	8,307	(6,831)	(210)	1,266
Foreign exchange impact	2,003	(224)	14	1,793

Ending balance	¥16,627	—	¥100	¥16,727

Ricoh expects to contribute ¥15,340 million to its pension plans for the year ending March 31, 2014. The estimated net actuarial loss and prior service credit for Ricoh’s pension fund plans that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the year ending March 31, 2014 are ¥7,872 million and ¥(4,153) million, respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31	Domestic plans	Foreign plans
	Millions of Yen	Millions of Yen
2014	¥10,638	¥8,241
2015	12,444	8,419
2016	12,562	8,608
2017	12,324	9,030
2018	13,799	9,560
2019 – 2023	81,758	55,966

The Company and certain subsidiaries have defined contribution plans. The cost of defined contribution plans for the years ended March 31, 2011, 2012 and 2013 were ¥6,620 million, ¥6,515 million and ¥7,018 million, respectively.

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

Cash dividends are approved by the shareholders after the end of each fiscal period or are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. At the Ordinary General Meeting of Shareholders held on June 21, 2013, the shareholders approved the declaration of a cash dividend (¥16.50 per share) on the common stock totaling ¥11,963 million, which would be paid to shareholders of record as of March 31, 2013. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2013.

The amount of retained earnings legally available for dividend distribution is recorded in the Company’s non-consolidated books and amounts to ¥264,137 million as of March 31, 2013.

14. OTHER COMPREHENSIVE INCOME (LOSS)

Tax effects allocated to each component of other comprehensive income (loss), including amounts attributable to noncontrolling interests, are as follows:

	Millions of Yen
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
2011:
Foreign currency translation adjustments	¥(37,958)	¥20	¥(37,938)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	(1,668)	680	(988)
Less - Reclassification adjustment for gains and losses realized in net income	1,817	(741)	1,076

Net unrealized gains and losses on securities	149	(61)	88

Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(270)	110	(160)
Less - Reclassification adjustment for gains and losses realized in net income	214	(87)	127

Net unrealized gains and losses on derivatives	(56)	23	(33)

Pension liability adjustments:
Unrealized gains and losses arising during the year	(3,058)	1,186	(1,872)
Less - Reclassification adjustment for gains and losses realized in net income	2,795	(1,088)	1,707

Net pension liability adjustment	(263)	98	(165)

Other comprehensive income (loss)	¥(38,128)	¥80	¥(38,048)

2012:
Foreign currency translation adjustments	¥(15,091)	¥25	¥(15,066)
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	(2,975)	1,213	(1,762)
Less - Reclassification adjustment for gains and losses realized in net income	5,015	(2,045)	2,970

Net unrealized gains and losses on securities	2,040	(832)	1,208

Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	(47)	30	(17)
Less - Reclassification adjustment for gains and losses realized in net income	169	(69)	100

Net unrealized gains and losses on derivatives	122	(39)	83

Pension liability adjustments:
Unrealized gains and losses arising during the year	(33,355)	11,843	(21,512)
Less - Reclassification adjustment for gains and losses realized in net income	2,222	(873)	1,349

Net pension liability adjustment	(31,133)	10,970	(20,163)

Other comprehensive income (loss)	¥(44,062)	¥10,124	¥(33,938)

2013:
Foreign currency translation adjustments	¥49,491	¥(121)	¥49,370
Unrealized gains and losses on securities:
Unrealized gains and losses arising during the year	7,554	(2,705)	4,849
Less - Reclassification adjustment for gains and losses realized in net income	286	(102)	184

Net unrealized gains and losses on securities	7,840	(2,807)	5,033

Unrealized gains and losses on derivatives:
Unrealized gains and losses arising during the year	544	(207)	337
Less - Reclassification adjustment for gains and losses realized in net income	138	(52)	86

Net unrealized gains and losses on derivatives	682	(259)	423

Pension liability adjustments:
Unrealized gains and losses arising during the year	2,141	(803)	1,338
Less - Reclassification adjustment for gains and losses realized in net income	3,260	(1,191)	2,069

Net pension liability adjustment	5,401	(1,994)	3,407

Other comprehensive income (loss)	¥63,414	¥(5,181)	¥58,233

For the year ended March 31, 2013, unrealized gains and losses resulting from the pension liability adjustments of net actuarial loss and prior service cost were ¥1,813 million and ¥328 million, respectively . The reclassification adjustment for gains and losses realized in net income consists of amortizations of net actuarial loss and prior service cost of ¥(7,331) million and ¥4,071 million, respectively. The income tax benefits (expenses) allocated to above were ¥(688) million, ¥(115) million, ¥2,643 million and ¥(1,452) million, respectively.

For the year ended March 31, 2012, unrealized gains and losses resulting from the pension liability adjustments of net actuarial loss was ¥(33,355) million. The reclassification adjustment for gains and losses realized in net income consists of amortizations of net actuarial loss and prior service cost of ¥(6,698) million and ¥4,476 million, respectively. The income tax benefits (expenses) allocated to above were ¥11,843 million, ¥2,685 million and ¥(1,812) million, respectively.

For the year ended March 31, 2011, unrealized gains and losses resulting from the pension liability adjustments of net actuarial loss and prior service cost were ¥(2,356) million and ¥(702) million, respectively . The reclassification adjustment for gains and losses realized in net income consists of amortizations of net actuarial loss and prior service cost of ¥(6,380) million and ¥3,585 million, respectively. The income tax benefits (expenses) allocated to above were ¥924 million, ¥262 million, ¥2,542 million and ¥(1,454) million, respectively.

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of Yen
	2011	2012	2013
Foreign currency translation adjustments:
Beginning balance	¥(86,046)	¥(124,253)	¥(139,125)
Current period other comprehensive income (loss)	(38,207)	(14,872)	49,499

Ending balance	¥(124,253)	¥(139,125)	¥(89,626)

Unrealized gains and losses on securities:
Beginning balance	¥2,372	¥2,466	¥3,681
Current period other comprehensive income	94	1,215	4,984

Ending balance	¥2,466	¥3,681	¥8,665

Unrealized gains and losses on derivatives:
Beginning balance	¥(1,157)	¥(1,168)	¥(1,153)
Current period other comprehensive income (loss)	(11)	15	292

Ending balance	¥(1,168)	¥(1,153)	¥(861)

Pension liability adjustments:
Beginning balance	¥(47,335)	¥(47,493)	¥(67,578)
Current period other comprehensive income (loss)	(158)	(20,085)	3,312

Ending balance	¥(47,493)	¥(67,578)	¥(64,266)

Total accumulated other comprehensive loss:
Beginning balance	¥(132,166)	¥(170,448)	¥(204,175)
Current period other comprehensive income (loss)	(38,282)	(33,727)	58,087

Ending balance	¥(170,448)	¥(204,175)	¥(146,088)

15. PER SHARE DATA

Dividends per share shown in the consolidated statements of operations are computed based on dividends paid for the year.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income (loss) attributable to Ricoh Company, Ltd. are as follows:

	Thousands of shares
	2011	2012	2013
Weighted average number of shares of common stock outstanding	725,555	725,483	725,063
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - due December 2011	13,739	—	—

Diluted shares of common stock outstanding	739,294	725,483	725,063

	Millions of Yen
	2011	2012	2013
Net income (loss) attributable to Ricoh Company, Ltd.	¥18,630	¥(44,560)	¥32,467
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - due December 2011	(38)	—	—

Diluted net income (loss) attributable to Ricoh Company, Ltd.	¥18,592	¥(44,560)	¥32,467

	Yen
	2011	2012	2013
Net income (loss) attributable to Ricoh Company, Ltd. per share:
Basic	¥25.68	¥(61.42)	¥44.78
Diluted	25.15	(61.42)	—

Diluted net income (loss) per share attributable to Ricoh Company, Ltd. for the year ended March 31, 2013 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

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

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses on the consolidated statements of operations. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2011 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Because hedging instruments and hedging items have expired during the year ended March 31, 2011, there are no fair value hedges as of March 31, 2012 and 2013.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) and noncontrolling interests on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2011, 2012 and 2013 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately ¥25 million gain of the balance of accumulated other comprehensive income (loss) as of March 31, 2013.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses on the consolidated statements of operations.

Contract amounts of derivative instruments at March 31, 2012 and 2013 are shown in the following tables:

	Millions of Yen
	2012	2013
Interest rate swap agreements	¥339,234	¥311,883
Foreign currency contracts	190,543	214,512
Foreign currency options	27,657	8,451

The location and fair value amounts of derivative instruments in consolidated balance sheets at March 31, 2012 and 2013 are shown in the following tables:

Derivatives designated as hedging instruments

	Current			Long-term
	Fair value			Fair value
	Balance sheet Location	Millions of Yen		Balance sheet Location	Millions of Yen
		2012	2013		2012	2013
Asset derivatives
Interest rate swap agreements	Deferred income taxes and other	—	—	Lease deposits and other	¥45	¥835

		2012	2013		2012	2013
Liability derivatives
Interest rate swap agreements	Accrued expenses and other	¥452	¥217	Deferred income taxes and other	¥1,526	¥1,781

Derivatives not designated as hedging instruments

	Current			Long-term
	Fair value			Fair value
	Balance sheet Location	Millions of Yen		Balance sheet Location	Millions of Yen
		2012	2013		2012	2013
Asset derivatives
Interest rate swap agreements	Deferred income taxes and other	—	—	Lease deposits and other	—	—
Foreign currency contracts		¥389	¥531		¥79	—
Foreign currency options		36	99		—	—

Total		¥425	¥630		¥79	—

		2012	2013		2012	2013
Liability derivatives
Interest rate swap agreements	Accrued expenses and other	¥27	¥3	Deferred income taxes and other	¥222	¥238
Foreign currency contracts		3,112	10,114		3,188	10,334
Foreign currency options		1,056	15		—	—

Total		¥4,195	¥10,132		¥3,410	¥10,572

Total fair value amounts of derivative instruments

	Millions of Yen
	Fair value
	2012	2013
Total asset derivatives	¥549	¥1,465
Total liability derivatives	¥9,583	¥22,702

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the years ended March 31, 2011, 2012, 2013 are shown in the following tables.

Derivatives designated as hedging instruments for the year ended March 31, 2011

	Millions of Yen
	Gain (loss) recognized in OCI on derivative (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge Interest rate swap agreements	¥(270)	Interest expense	¥(214)	—	—

	Gain (loss) recognized in income on derivative instruments		Gain (loss) recognized in income on hedged item
	Location	Amount	Location	Amount
Fair value hedge Interest rate swap agreements	Interest and dividend income	¥68	Interest expense	¥(90)

Derivatives designated as hedging instruments for the year ended March 31, 2012

	Millions of Yen
	Gain (loss) recognized in OCI on derivative (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge Interest rate swap agreements	¥(47)	Interest expense	¥(169)	—	—

Derivatives designated as hedging instruments for the year ended March 31, 2013

	Millions of Yen
	Gain (loss) recognized in OCI on derivative (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Cash flow hedge Interest rate swap agreements	¥544	Interest expense	¥(138)	—	—

Derivatives not designated as hedging instruments

	Location	Millions of Yen
		2011	2012	2013
Interest rate swap agreements	Other, net	¥67	¥(153)	¥8
Foreign currency contracts	Foreign currency exchange (gain) loss, net	1,446	(3,640)	(14,085)
Foreign currency options	Foreign currency exchange (gain) loss, net	254	(976)	1,104

Total		¥1,767	¥(4,769)	¥(12,973)

17. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2013, Ricoh had outstanding contractual commitments for acquisition or construction of property, plant and equipment and other assets aggregating ¥40,539 million.

As of March 31, 2013, there were no significant contingent liabilities.

Ricoh made rental payments totaling ¥46,718 million, ¥47,819 million and ¥47,597 million for the years ended March 31, 2011, 2012 and 2013, respectively, under cancelable and non-cancelable operating lease agreements for office space, warehouse, machinery and equipment.

The minimum rental payments required under non-cancelable operating lease that have lease terms in excess of one year as of March 31, 2013 are as follows:

Years ending March 31	Millions of Yen
2014	¥24,001
2015	19,530
2016	12,926
2017	7,601
2018	4,773
2019 and thereafter	11,128

Total	¥79,959

As of March 31, 2013, the Company and certain subsidiaries were parties of litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

18. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and cash equivalents, Time deposits, Trade receivables, Short-term borrowings, Current maturities of long-term indebtedness, Trade payables and Accrued expenses

The carrying amounts approximate fair values because of the short maturities of these instruments.

(b) Investment securities

The fair value of investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were ¥1,837 million and ¥1,783 million as of March 31, 2012 and 2013, respectively.

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

(f) Foreign currency contracts and Foreign currency options

The fair value of foreign currency contracts and foreign currency options is mainly estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2012 and 2013 is summarized as follows:

	Millions of Yen
	2012		2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥43,633	¥43,633	¥52,319	¥52,319
Installment loans	83,361	84,441	89,657	90,655
Long-term indebtedness	(525,435)	(524,056)	(476,381)	(475,018)
Interest rate swap agreements:
assets	45	45	835	835
liabilities	2,227	2,227	2,239	2,239
Foreign currency contracts:
assets	468	468	531	531
liabilities	6,300	6,300	20,448	20,448
Foreign currency options:
assets	36	36	99	99
liabilities	1,056	1,056	15	15

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

The following tables present the fair-value hierarchy levels of Ricoh’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2012 and 2013.

	Millions of Yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	¥35,734	—	—	¥35,734
Foreign equity securities	6,120	—	—	6,120
Foreign corporate bonds	1,779	—	—	1,779
Derivative instruments:
Interest rate swap agreements	—	¥45	—	45
Foreign currency contracts	—	468	—	468
Foreign currency options	—	36	—	36

Total assets	¥43,633	¥549	—	¥44,182

Liabilities:
Derivatives instruments:
Interest rate swap agreements	—	¥2,227	—	¥2,227
Foreign currency contracts	—	6,300	—	6,300
Foreign currency options	—	1,056	—	1,056

Total liabilities	—	¥9,583	—	¥9,583

	Millions of Yen
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Domestic equity securities	¥41,622	—	—	¥41,622
Foreign equity securities	8,745	—	—	8,745
Foreign corporate bonds	1,952	—	—	1,952
Derivative instruments:
Interest rate swap agreements	—	¥835	—	835
Foreign currency contracts	—	531	—	531
Foreign currency options	—	99	—	99

Total assets	¥52,319	¥1,465	—	¥53,784

Liabilities:
Derivatives instruments:
Interest rate swap agreements	—	¥2,239	—	¥2,239
Foreign currency contracts	—	20,448	—	20,448
Foreign currency options	—	15	—	15

Total liabilities	—	¥22,702	—	¥22,702

Available-for-sale securities

Available-for-sale securities classified as Level 1 in the fair value hierarchy contain marketable equity securities and bonds. Marketable equity securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Derivative instruments consist of foreign currency contracts, currency swap agreements, foreign currency options and interest rate swap agreements (including interest rate and currency swap agreements). These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a non-recurring basis

During the year ended March 31, 2013, long-lived assets with a carrying amount of ¥ 2,088 million were written down to their fair value of ¥ 709 million, resulting in an impairment charge of ¥ 1,379 million, which was included in operating expenses in the consolidated statements of operations. Ricoh determined the fair value based on a combination of repurchase cost approach and market approach using unobservable inputs such as residual value ratio and classified the long-lived assets as Level 3.

During the year ended March 31, 2012, goodwill with a carrying amount of ¥27,491 million were written down to their fair value of ¥0 million, resulting in an impairment charge of ¥27,491 million, which was included in operating expenses in the consolidated statements of operations. Ricoh determined the fair value based on a combination of cost approach and market approach using unobservable inputs, such as estimated realization or liquidity level and discount rate, which considered prices and other relevant information generated by market transactions involving comparable assets and liabilities, and therefore this measurement is classified as Level 3.

During the year ended March 31, 2012, long-lived assets held and used with a carrying amount of ¥10,070 million were written down to their fair value of ¥0 million, resulting in an impairment charge of ¥10,070 million, which was included in cost of sales of ¥551 million and operating expenses of ¥9,519 million in the consolidated statements of operations. Ricoh determined the fair value by discounted cash flow method based upon the most recent business plan. These measurements are classified as Level 3 because significant unobservable inputs, such as projections of future cash flows, were considered in the fair value measurements

20. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

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

Financing receivables and allowance for doubtful receivables as of March 31, 2012 and 2013 are as follows:

	Millions of Yen
	March 31, 2012
	Lease receivables	Installment loans	Installment receivables and other	Total
Allowance for doubtful receivables:
Beginning balance	¥10,527	¥1,772	¥2,485	¥14,784

Charge-offs	(1,288)	(31)	(78)	(1,397)
Recoveries	(7)	—	—	(7)
Provision	(655)	6	195	(454)
Translation adjustments	(105)	—	(7)	(112)
Ending balance	¥8,472	¥1,747	¥2,595	¥12,814

Individually evaluated	2,069	662	2,061	4,792
Collectively evaluated	6,403	1,085	534	8,022

Financing receivables:
Individually evaluated	¥64,622	¥927	¥5,258	¥70,807
Collectively evaluated	548,209	84,181	42,194	674,584

Total: Financing receivables	¥612,831	¥85,108	¥47,452	¥745,391

	Millions of Yen
	March 31, 2013
	Lease receivables	Installment loans	Installment receivables and other	Total
Allowance for doubtful receivables:
Beginning balance	¥8,472	¥1,747	¥2,595	¥12,814

Charge-offs	(1,825)	(61)	(569)	(2,455)
Recoveries	(51)	—	—	(51)
Provision	1,794	(164)	(761)	869
Translation adjustments	337	—	—	337
Ending balance	¥8,727	¥1,522	¥1,265	¥11,514

Individually evaluated	2,247	457	669	3,373
Collectively evaluated	6,480	1,065	596	8,141

Financing receivables:
Individually evaluated	¥48,352	¥592	¥3,879	¥52,823
Collectively evaluated	573,215	90,587	52,737	716,539

Total: Financing receivables	¥621,567	¥91,179	¥56,616	¥769,362

(b) Age analysis

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2012 and 2013 is as follows:

	Millions of Yen
	March 31, 2012
	Lease receivables	Installment loans	Installment receivables and other	Total
Current	¥608,336	¥84,274	¥45,049	¥737,659
Overdue	4,495	834	2,403	7,732

Total: Financing receivables	¥612,831	¥85,108	¥47,452	¥745,391

	Millions of Yen
	March 31, 2013
	Lease receivables	Installment loans	Installment receivables and other	Total
Current	¥616,658	¥90,606	¥54,649	¥761,913
Overdue	4,909	573	1,967	7,449

Total: Financing receivables	¥621,567	¥91,179	¥56,616	¥769,362

21. RESTRUCTURING CHARGES

Ricoh initiated restructuring activities in order to enhance competitiveness and improve profitability.

For the year ended March 31, 2012, Ricoh recognized restructuring charges of ¥34,102 million in total, consisting of ¥26,533 million recorded by the Company and its domestic subsidiaries, and ¥7,569 million by the overseas subsidiaries. Restructuring charges mainly consist of severance-related expenses which are included in cost of sales of ¥3,933 million and operating expenses of ¥30,169 million in the consolidated statements of operations.

For the year ended March 31, 2013, Ricoh recognized restructuring charges of ¥16,626 million in total, consisting of ¥8,641 million recorded by the Company and its domestic subsidiaries, and ¥7,985 million by the overseas subsidiaries. Restructuring charges mainly consist of severance-related expenses which are included in cost of sales of ¥3,573 million and operating expenses of ¥13,053 million in the consolidated statements of operations.

The changes of the accrued restructuring charges for the years ended March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012	2013
Beginning balance	¥885	¥3,402
Restructuring charges	34,102	16,626
Cash payments	(31,585)	(18,193)

Ending balance	¥3,402	¥1,835

The following table represents significant restructuring activities for the years ended March 31, 2012 and 2013:

	Millions of Yen
	2012	2013
Imaging & Solutions	¥29,737	¥13,440
Industrial Products	1,426	197
Other	357	2,003
Corporate	2,582	986

Total	¥34,102	¥16,626

Imaging & Solutions

For the year ended March 31, 2012, Imaging & Solutions segment continued its restructuring activities, consisting mainly of voluntary early retirement in Japan and human resource optimization associated with IT system unification overseas.

For the year ended March 31, 2013, Imaging & Solutions segment continued its restructuring activities, consisting mainly of human resource optimization in Japan and consolidation of overseas bases.

Industrial Products, Other and Corporate

For the year ended March 31, 2012, Industrial Products segment, Other segment and Corporate activities continued its restructuring activities, mainly consisting of voluntary early retirement.

For the year ended March 31, 2013, Industrial Products segment, Other segment and Corporate activities continued its restructuring activities, mainly consisting of human resource optimization in Japan and reallocation of domestic bases.

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

The following tables present certain information regarding Ricoh’s operating segments and geographic areas for the years ended March 31, 2011, 2012 and 2013. Intersegment sales are made at arm’s-length prices. No single customer accounted for 10% or more of the total revenues for the years ended as of March 31, 2011, 2012 and 2013.

(a) Operating Segment Information

	Millions of Yen
	2011	2012	2013
Segment sales:
Imaging & Solutions	¥1,712,630	¥1,671,100	¥1,685,391
Industrial Products	112,445	102,783	97,408
Other	121,674	134,325	146,012
Intersegment sales	(5,413)	(4,731)	(4,314)

Total segment sales	¥1,941,336	¥1,903,477	¥1,924,497

Segment profit (loss):
Imaging & Solutions	¥132,286	¥54,968	¥137,956
Industrial Products	998	(1,665)	(854)
Other	(4,903)	(4,758)	(5,270)

Total segment profit	¥128,381	¥48,545	¥131,832

Reconciling items:
Corporate expenses and elimination	¥(70,310)	¥(66,613)	¥(68,398)
Interest and dividend income	2,985	3,129	3,048
Interest expense	(8,528)	(6,979)	(7,377)
Foreign currency exchange loss, net	(5,956)	(4,355)	(121)
Losses on impairment of securities	(1,844)	(5,012)	(332)
Other, net	(559)	(652)	(479)

Income (loss) before income taxes and equity in earnings of affiliates	¥44,169	¥(31,937)	¥58,173

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

Certain products were reclassified into Imaging & Solutions and Industrial Products from Other in this fiscal year. The reclassification was made to the prior year’s figures.

	Millions of Yen
	2011	2012	2013
Total assets:
Imaging & Solutions	¥1,770,074	¥1,773,196	¥1,878,221
Industrial Products	73,894	79,945	68,228
Other	80,527	108,701	121,232
Elimination	(1,664)	(1,724)	(1,789)
Corporate assets	332,733	329,240	294,805

Consolidated	¥2,255,564	¥2,289,358	¥2,360,697

Expenditures for property, plant and equipment:
Imaging & Solutions	¥59,282	¥66,110	¥75,257
Industrial Products	3,235	3,095	5,386
Other	2,487	2,730	4,455
Corporate assets	1,871	1,336	1,471

Consolidated	¥66,875	¥73,271	¥86,569

Expenditures for intangible fixed assets:
Imaging & Solutions	¥10,670	¥8,916	¥7,988
Industrial Products	434	157	215
Other	1,672	1,401	1,659
Corporate assets	6,031	4,030	2,364

Consolidated	¥18,807	¥14,504	¥12,226

Depreciation of property, plant and equipment:
Imaging & Solutions	¥59,261	¥58,034	¥54,571
Industrial Products	4,190	3,132	2,746
Other	2,044	2,620	2,566
Corporate assets	1,736	1,198	588

Consolidated	¥67,231	¥64,984	¥60,471

Amortization of intangible fixed assets:
Imaging & Solutions	¥19,320	¥18,594	¥18,598
Industrial Products	625	705	700
Other	1,226	1,188	1,663
Corporate assets	5,275	5,666	4,473

Consolidated	¥26,446	¥26,153	¥25,434

Assets of each segment are defined as total assets, excluding the corporate assets consisting primarily of cash and cash equivalents and securities maintained for general corporate purposes, deferred income tax assets.

The following tables present certain information regarding Ricoh’s impairment loss on long-lived assets and goodwill recorded in each segment asset for the years ended March 31, 2011, 2012 and 2013.

	Millions of Yen
	2011	2012	2013
Impairment loss on long-lived assets:
Imaging & Solutions	¥359	¥9,519	¥1,379
Industrial Products	56	—	—
Other	427	551	—

Total	¥842	¥10,070	¥1,379

Impairment loss on goodwill:
Imaging & Solutions	—	¥27,491	—

Total	—	¥27,491	—

(b) Net Sales by Product Category

Information for net sales by product category is as follows:

	Millions of Yen
	2011	2012	2013
Imaging & Solutions:	¥1,712,630	¥1,671,100	¥1,685,391
Office Imaging	1,381,175	1,323,263	1,329,608
Production Printing	150,044	148,564	147,040
Network System Solutions	181,411	199,273	208,743
Industrial Products	107,032	98,052	93,094
Other	121,674	134,325	146,012

Total net sales	¥1,941,336	¥1,903,477	¥1,924,497

Each category includes the following product line:

Office Imaging: MFPs (multifunctional printers), copiers, laser printers, digital duplicators, facsimile, scanners, related parts & supplies, services, support and software

Production Printing: Cut sheet printer, continuous feed printer, related parts & supplies, services, support and software

Network System Solutions: Personal computers, servers, network equipment, related services, support and software

Industrial Products: Thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment

Other: Digital cameras

The Product Categories in Imaging & Solutions were reclassified into Office Imaging, Production Printing and Network System Solutions in this fiscal year 2013 from the previous product categories of Imaging Solutions and Network System Solutions as previous category. In addition, certain products were reclassified into the Network System Solutions product category in Imaging & Solutions and Industrial Products from Other in this fiscal year 2013. Figures for the prior fiscal years set forth in the above table have been reclassified to reflect such changes.

(c) Geographic Information

Net sales based on the location of customers and long-lived assets consisting of property, plant and equipment as of and for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Millions of Yen
	2011	2012	2013
Net sales:
Japan	¥875,819	¥886,425	¥870,397
The Americas	520,000	468,728	496,605
Europe, Middle East and Africa	428,519	421,373	421,740
Other	116,998	126,951	135,755

Consolidated	¥1,941,336	¥1,903,477	¥1,924,497

The United States (included in The Americas)	¥445,433	¥396,876	¥414,441

Property, plant and equipment:
Japan	¥201,841	¥199,663	¥206,968
The Americas	24,823	27,527	33,402
Europe, Middle East and Africa	19,401	21,527	26,293
Other	18,753	19,810	24,212

Consolidated	¥264,818	¥268,527	¥290,875

The United States (included in The Americas)	20,086	23,210	27,325

The Middle East and Africa were reclassified from the Other geographic area into the Europe geographic area in this fiscal year 2013. Figures for the prior fiscal years set forth in the above table have been reclassified to reflect such changes.

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

23. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

The following amounts are charged to selling, general and administrative expenses for the years ended March 31, 2011, 2012 and 2013.

	Millions of Yen
	2011	2012	2013
Research and development costs	¥110,553	¥119,027	¥112,006
Advertising costs	10,858	10,875	11,393
Shipping and handling costs	19,935	22,830	23,672

24. EFFECT OF THE GREAT EAST JAPAN EARTHQUAKE AND FLOODS IN THAILAND

As a result of the Great East Japan Earthquake on March 11, 2011, Ricoh recorded costs and expenses of ¥ 4,978 million in total for the year ended March 31, 2011, consisting of the followings.

	Millions of yen
	2011
	Cost of sales	Selling, general and administrative expenses	Total costs and expenses
Bad debt expense for trade receivables and finance receivables	—	¥3,434	¥3,434
Losses due to write-downs of damaged inventories and property, plant and equipment	¥1,005	167	1,172
Other	12	360	372

Total	¥1,017	¥3,961	¥4,978

The following is breakdown of these costs and expenses by operating segments and corporate.

Millions of Yen
2011
Imaging & Solutions	¥4,516
Industrial Products	80
Other	139
Corporate	243

Ending balance	¥4,978

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

The effect of the Great East Japan Earthquake for the year ended March 31, 2012 and 2013 are mainly for loss of business opportunity and cost increase of air freight for urgent delivery. Direct effect to assets and production activity for the year ended March 31, 2012 and 2013 were immaterial.

Floods in Thailand in summer of 2011 also affected but the direct effect to Ricoh’s production activity for the year ended March 31, 2012 and 2013 were immaterial.

Ricoh Company, Ltd. and Consolidated Subsidiaries

Schedule II. – Valuation and Qualifying Accounts and Reserves

For the Three Years Ended March 31, 2011, 2012 and 2013

	(Millions of Yen)
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions(2)(3)	Translation adjustments	Balance at end of period
For the year ended March 31, 2011:
Allowance for doubtful receivables(1):
Trade receivables	¥16,908	¥3,111	—	¥(2,472)	¥(783)	¥16,764
Finance receivables	11,919	3,132	—	(2,596)	(156)	12,299
Deferred tax assets valuation allowance	30,192	11,164	—	(1,185)	(3,037)	37,134
For the year ended March 31, 2012:
Allowance for doubtful receivables(1):
Trade receivables	¥16,764	¥1,528	—	¥(1,485)	¥(427)	¥16,380
Finance receivables	12,299	(656)	—	(1,319)	(105)	10,219
Deferred tax assets valuation allowance	37,134	11,860	—	(6,300)	(141)	42,553
For the year ended March 31, 2013:
Allowance for doubtful receivables(1):
Trade receivables	¥16,380	¥1,668	—	¥(3,465)	¥841	¥15,424
Finance receivables	10,219	1,579	—	(1,886)	337	10,249
Deferred tax assets valuation allowance	42,553	4,621	2,890	(994)	7,011	56,081

Notes:

(1)	See Note 2(g) to Consolidated Financial Statements.
(2)	Receivables - Write-offs
(3)	Deferred tax - Realization of tax benefits, removal of deferred tax assets that had valuation allowances